Form 20-F
period 2003-03-31
HIGHWAY HOLDINGS LTD
filed 2003-06-30
CIK 1026785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended March 31, 2003.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from            to            .

Commission file number 0-28990

HIGHWAY HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 810, Level 8, Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class

Common Shares, $0.01 par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,897,976 Common Shares were outstanding as of March 31, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

FORWARD—LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. Forward-looking statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable, including statements about our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predicts,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F. These risks include: product demand; customer satisfaction and quality issues; labor disputes; competition; health and economic factors affecting China and Hong Kong; political relations between the United States and China; changes in policies by the Chinese government; currency fluctuations; increased price competition; our ability to achieve and execute internal business plans; worldwide political instability and economic growth; and the impact of any economic downturns and inflation, including any weakness in the currency, banking and equity markets of countries in the Asia region.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Report on Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual Report.

CONVENTIONS

Highway Holdings Limited operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. Unless otherwise stated, all references to “dollars” or $ are to United States dollars.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.     Offer Statistics and Expected Timetable

Not Applicable

Item 3.     Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The selected financial information set forth below is derived from the consolidated financial statements of the Company. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information (In thousands of U.S. dollars except per share data):

	1999	2000	2001	2002	2003
Income Statement Data
Net Sales	$22,537	$18,187	$17,543	$19,432	$20,370
Gross profit	5,150	3,347	2,492	3,384	3,882
Operating income (loss)	1,374	(105)	(1,029)	(241)	159
Net income (loss)	1,328	(265)	(1,252)	(231)	485
Dividend declared and paid (1)	128	126	0	0	0
Per share amounts
Net income (loss)—basic	$0.46	$(0.09)	$(0.43)	(0.08)	0.17
Net income (loss)—diluted	$0.44	$(0.09)	$(0.43)	(0.08)	0.17
Dividend declared & paid (1)	$0.045	$0.044	0	0	0
Balance Sheet Data
Property, plant and equipment, net	$5,694	$5,263	$4,723	$4,243	3,657
Working capital	$7,186	$7,110	$6,425	6,716	7,753
Total assets	16,891	17,285	15,644	15,701	16,494
Long Term Debt	979	305	49	112	230
Shareholders’ equity	13,305	12,929	11,697	11,466	11,907

(1) Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, that may affect future results and the market price of the Company’s Common Shares. The following discussion highlights some of the risks the Company faces.

Risks Relating to China

Dependence on Agreements with State-Owned Enterprises. Virtually all of the Company’s operations are currently dependent on its manufacturing operations conducted in China. Pursuant to its lease (the “Premises Leases”), the Company utilizes approximately

400,000 square feet of space for manufacturing operations and dormitory facilities at the site of the factory complex in Long Hua, Shenzhen, China where the Company conducts all of its manufacturing operations. The Company’s other operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). The Premises Leases currently expire on February 28, 2004. The Company is currently negotiating an extension of the Premises Leases and expects to enter into a five-year extension. However, the extension has not yet been entered into, and no assurance can be given that the extension will be signed by all parties. In addition, while the Company believes that the extension, if entered into, will be on substantially similar terms as the current lease, no assurance can be given that the terms of the new lease will not be significantly worse than the terms currently being considered by all parties. Furthermore, failure of the Company to obtain an extension would cause the Company to have to relocate its facilities. While the Company believes that it could find suitable alternative facilities, the terms of such alternate facilities could be less favorable to the Company. In addition, should the Company have to relocate its entire operations, such relocation would be costly and would disrupt the Company’s operations, thereby negatively affecting the Company’s financial condition and future operating results. Any contractual dispute under either of the BFDC Agreements or the Premises Leases could have a material adverse affect on the Company’s operations and financial condition.

To facilitate the Company’s operations in China, the local government set up three separate China companies that are parties to the BFDC Agreements which, pursuant to extension agreements (the “Extension Agreements”), expire March 31, 2006, unless renewed, with the BFDC. The BFDC is owned by the local government of Long Hua, the town in which the factory is located. Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company and the Company is responsible for paying a management fee, and certain other charges to the BFDC. As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements and the Premises Leases, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. For example, the Company has not been required to apply for permits or licenses in China, to register to do business in China, or to pay taxes in China. Should there be any adverse change in the Company’s dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company’s operations and assets could be jeopardized.

To date, the Company and the BFDC have been dealing with each other on terms different in certain respects than those contained in the BFDC Agreements. For example, in practice, the Company operates all aspects of the factory, including hiring, paying and terminating workers. The Company also has staff which directly supervises the manufacturing process and the workers. There can be no assurance that the BFDC will not insist upon a change in the current practices so as to require adherence to the terms of the BFDC Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the

Company will be able to negotiate extensions and further supplements to any of the BFDC Agreements or that the Company will be able to continue its operations in China. If the Company were required to adhere to the terms of the BFDC Agreements, the Company’s business and results of operations could be materially and adversely affected.

The BFDC Agreements and the Premises Leases are dependent on the Company’s continuing good relationship with the designees of the local government. In the event of a dispute involving the BFDC Agreements or the Premises Leases, the current arrangement under which the Company conducts its business may be difficult to enforce in China. The Company’s operations and prospects will be materially and adversely affected by the failure of the BFDC or Land & Sun Company to honor or extend the current arrangement or renew the BFDC Agreements or the Premises Leases, respectively.

Internal Political and Other Risks. Currently, substantially all of the Company’s manufacturing facilities are still located in China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency devaluations or the expropriation of private enterprise could materially adversely affect the Company. An example of such uncertainty and rapid changes was China’s imposition in 2000 on the metals industry of the Customs License Deposit, which resulted in the Company being forced to pay a 20% deposit on all imported steel metals. The imposition of this deposit requirement suddenly and materially affected the Company’s metal stamping operations. However, as indicated elsewhere in this Annual Report, the Customs License Deposit rules have since been modified and partially repealed.

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in that country. Economic development may be limited as well by other factors, such as the imposition of austerity measures intended to reduce inflation, the inadequate development of an infrastructure, and the potential unavailability of adequate transportation, adequate power, adequate water supplies, satisfactory roads and communications and raw materials and parts. If for any reason the Company were required to move its manufacturing operations outside of China, the Company’s favorable cost structure could be eroded, its competitiveness and market position would be materially jeopardized, and there would be substantial doubt as to whether the Company could continue its operations.

Impact of SARS. During the past year, Severe Acute Respiratory Syndrome (SARS) has become a major world-wide health concern. SARS is believed to have originated in China and, to date, most SARS infections and deaths have occurred in China. Because SARS appears to be a highly contagious disease, a number of countries and health organizations, including the World Health Organization, have strongly advising people to avoid traveling to Hong Kong or the Guangdong province in mainland China. The Company’s offices and facilities are located in both Hong Kong and in the Guangdong province. In addition to travel bans, some countries and businesses have discussed limiting their other contacts, including their business relations, with these areas. To date, the Company has not had an occurrence of SARS with any of its employees, and the Company has implemented a number of policies and procedures, including daily testing of its employees and sterilization of its facilities, to limit the possibility of the occurrence of SARS at its facilities or with any of its employees. No assurance can, however, be given that SARS will not affect the Company’s workers. Any incidence of SARS with any of the Company’s employees could severely affect the Company’s operations and financial condition. For example, since many of the Company’s employees reside in dormitories provided by the Company, an incidence of SARS could result in the entire dormitory being quarantined. To date, the principal effect of SARS on the Company has been a reduction of personal contacts with the Company’s customers and clients who have deferred visits to the Company’s offices and facilities. This decrease in customer contact, and a similar decrease in customer attendance at trade and marketing shows, may, however, have an affect on future orders for the Company’s products and services. The Company has not, to date, noticed any decrease in orders from its customers and no customer has indicated that it would terminate or reduce its relations with the Company as a result of the outbreak of SARS. However, since SARS is a relatively recently discovered disease, its effects, contagiousness, and other characteristics are still not fully understood. Accordingly, it is possible that, unless SARS is eradicated or a cure is found in the near future, the Company’s international customers will in the future reduce their business with the Company by shifting their manufacturing needs to manufacturers located outside of China or by purchasing products manufactured outside of China. Any such future shift of work orders or product purchases from the Company to companies based in countries that are not so affected by SARS would have a material affect on the Company, its operations, and on its financial condition.

Uncertain Legal System and Application of Laws. The legal system of China is new, unclear and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations. As a result, with the knowledge and tacit approval of the local and regional agencies, most businesses fail to fully comply with certain of these more burdensome laws and regulations. No assurance can, however, be given that the local and regional agencies will not suddenly commence enforcing these rules, thereby increasing the burden on the Company and the other businesses operating in the region. While the Company has, to date, been able to operate within these changing administratively imposed business practices and has otherwise been able to comply with the informal enforcement rules of the various administrative agencies, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators suddenly commence enforcing those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed law and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law do exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

Current Favorable Tax Policy Could Change. Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; therefore, the Company’s activities in China have not been subject to local taxes. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. There can be no assurances, however, that the Company will not be subject to such taxes in the future. If China did impose a tax upon the Company, the tax could materially adversely affect the Company’s business and results of operations. See Note 3 of Notes of Consolidated Financial Statements for additional information on taxation.

Dependence on Single China Factory Complex. Substantially all of the Company’s products are manufactured at a single factory complex located in Long Hua, Shenzhen in southern China. The Company currently maintains fire, casualty and theft insurance aggregating approximately $10,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

Recent Turbulent Relations with the United States. Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including China’s opposition to the U.S. war in Iraq in 2003, the strained relations between the U.S. and North Korea (a neighbor of China), the U.S. Navy reconnaissance plane that was downed on Hainan Island in China in April 2001, allegations by the U.S. that certain thermonuclear military technology of the U.S. has been stolen by China’s spies, the bombing by NATO forces of the Chinese embassy in Belgrade, Yugoslavia in 1999, the continuous support by the U.S. of Taiwan, and the continuous allegations by the U.S. of human rights abuses in China. In addition, the U.S. and China have recently been involved in controversies over the protection in China of intellectual property rights that threatened a trade war between the countries. These strains on U.S./China relations could affect the ability of companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

Labor Shortages. The Company has been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex of temporarily discontinuing operations. There is also a large turnover of employees in China each year, particularly following the Chinese New Year holiday. The Company has experienced labor shortages in the past as a result of road and weather conditions and natural disasters. Although such shortages have not had a material adverse effect on the Company’s results of operations, there can be no assurance that any future shortages would not have such effect.

Risks Associated with Major Customers

Historically, a substantial percentage of the Company’s sales has been to small number of customers. During the years ended March 31, 2001, 2002 and 2003, the Company’s sales to its three largest customers for such periods accounted for approximately 37.0%, 36.3% and 40.6% of net sales respectively. See “Business—Major Customers.” In addition, as a result of a recently announced shift in strategy, the Company will further attempt to limit the number of smaller customer orders it received for its metal manufacturing operations, thereby further increasing its dependence on a smaller number of larger customers. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers of if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. The Company’s sales transactions to all of its customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the Company has no written agreements with its customers for future production or sales, and the percentage of sales to any of its customers may fluctuate from time to time. Although management believes that any one of its customers could be replaced eventually, the loss of any one or more of its major customers or a substantial reduction in orders from any of them would have a material adverse effect on the Company’s business unless and until the Company was able to replace the customer or order with one or more of comparable size.

A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. While the Company has not, to date, experienced any difficulty in being paid by major customers, the Company could be adversely affected if a major customer were unable to pay for the Company’s products or services. During the fiscal years ended March 31, 2002 and 2003, accounts receivable from the five customers with the largest receivable balances at year-end represented 60.3% and 49.0% of the total outstanding receivables.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations.

We are incorporated in the British Virgin Islands and have subsidiaries incorporated in Hong Kong, Germany and the Republic of Bulgaria. Our executive and administrative offices are located in Hong Kong. Virtually all of our products are manufactured in China, and almost all of the net book value of our total fixed assets is located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, and China. As a result, our international operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and decrease the profitability of our operations in that region.

Risks Relating to Hong Kong

Political and Economic Developments Affecting Hong Kong. The Company’s registered offices and sales offices and several of its principal customers and suppliers are located in Hong Kong. Accordingly, the Company may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international, political and economic relations. Pursuant to a Joint Declaration (the “Joint Declaration”) signed between the governments of China and Britain on December 19, 1984, China recovered sovereignty over Hong Kong on July 1, 1997. The Joint Declaration provides Hong Kong with a high degree of legislative, judicial and economic autonomy (except in foreign and defense affairs) and the laws currently in force in Hong Kong have remained basically unchanged (the Joint Declaration contemplates that the policies expressed therein will remain in effect for a period of at least fifty (50) years from July 1, 1997), there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong and that the Company’s financial conditions and results of operations will not be adversely affected as a consequence of these events.

Hong Kong Currency. A substantial portion of the Company’s net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar. Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.80 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to devalue the Hong Kong dollar. All dollar amounts (“$”) set forth in this Annual Report are in U.S. dollars. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company’s business and results of operations.

Asian Financial Problems. The Asian financial markets have experienced considerable turmoil over the past few years with significant currency fluctuations, stock market volatility and instability at banking and financial institutions, major corporations and foreign governments. These factors could result in changes in the relative value of the currencies of Asian countries, which changes could affect the Company’s financial condition and competitiveness. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong

Special Administrative Region Government. China has refused to devalue its currency. However, while the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs its major expenses in Hong Kong dollars and renminbi and generates its revenue’s primarily in U.S. dollars and would therefore benefit from depreciation of the Hong Kong dollar or renminbi. However, an appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins.

The depreciation of the currencies of other South East Asian countries has made these markets more competitive with China for manufacturing. The Company believes these countries will continue to compete strongly with Hong Kong/China for manufacturing business over the next year. The weakness of the Japanese economy and depreciation of its currency has made manufacturing in Japan more attractive for the Company’s Japanese clients and demand for some of the Japanese products for which the Company manufactures components and parts has been reduced. However, while orders from some Asian customers has dropped, orders from others, particularly those for products for sale in the U.S. and Europe, has increased.

Need to Continuously Modify and Upgrade Operations

In order to remain competitive and viable, the Company must continuously revise and improve its operations, acquire new equipment, and anticipate and react to market forces. The failure to anticipate, detect or react to market changes can have severe adverse affects on the Company’s operations. During the past few years, the Company has identified a number of changes in the markets in which it operates and has attempted to react to these changes. The Company’s actions have included entering into a distribution arrangement with a newly formed German distributor, the establishment of a facility in Bulgaria, the consolidation of certain of its subsidiaries, changes in its marketing activities, the development of new products, and changes in its target customers. These prior changes, as well as changes that the Company anticipates making during the current year, require significant financial and personnel resources. The failure to correctly react to changes in the market could, therefore, result in a significantly drain on the Company’s resources and could adversely affect the Company’s future operations. No assurance can be given that the Company will be able to detect and correctly react to changes in its principal markets, or that its investments in anticipation of such changes will result in the anticipated return. For example, while the Company was successful in anticipating the glut of low-cost quartz clocks that severely reduced the profitability of the manufacture of quartz clocks, by developing a new line of radio controlled clocks, its establishment of a facility in Bulgaria has, to date, not met the Company’s expectations. The Company anticipates that it will invest a significant amount of its financial resources during the current year to acquire new equipment and to otherwise change its operating strategy.

Certain Legal Consequences of Incorporation in the British Virgin Islands

The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the

Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in original action or in an action for enforcement of judgements of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

Further, pursuant to the Company’s Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Company Memorandum and Article of Association may be amended by the board of directors without shareholder approval (provided that a majority of the Company’s independent directors do not vote against such amendment). Until successors are elected, the Company’s independent directors consist of Benson Lee, Terrence A. Noonan, David Tamir and Dirk Hermann. Amendments which may be made by the board of directors without shareholder approval include amendments increasing or reducing the authorized capital stock of the Company and increasing or reducing the par value of its securities.

Fluctuation in Foreign Currency Exchange Rates

Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. In prior years, the Company’s exposure to currency fluctuations was limited because most of its sales were denominated in either U.S. or Hong Kong dollars. However, as a result of its increasing unit sales of its clocks and cameras in Germany and increases in metal manufacturing for European customers, which sales are paid in euros, the Company is increasingly becoming exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. In addition, the Company’s exposure to exchange rate fluctuations is expected to increase if the Company’ efforts to increase sales in Europe of its Kienzle branded products, directly or through its new marketing arrangement with a German distributor, are successful.

The Company’s financial results have, from time to time, been affected by currency fluctuations. For example, during the fiscal year ended March 31, 2003, the Company recognized net foreign currency exchange gain of $344,000, whereas the Company recognized a net foreign currency exchange loss for $216,000 for the fiscal year ended March 31, 2001. Notwithstanding these currency transaction fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience gains or losses due to changes in foreign currency exchange rates. However, even if the Company were to engage in currency hedging transactions, no assurance can be given that the Company will not suffer future losses as a result of either currency fluctuations or as a result of such hedging transactions.

Competition

The Company competes against numerous manufacturers of clocks, metal components and cameras as well as in-house manufacturing capabilities of existing customers. To a large extent, the Company competes in its metal manufacturing business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has during the past few years had to reduce its price and its operating margins in its metal manufacturing operations. This has led to lower sales, lower gross margins, and lower net profits. During the past few years, the Company has at times refused certain metal stamping contracts because of pricing pressures, which has lowered the Company’s net sales and lowered its market share. The Company likewise has experienced severe pricing competition in its camera operations. Unless the Company can increase its gross margins, the Company will continue to operate at very narrow profit margins, which will negatively affect the Company’s financial position and its stock price. To date, the Company has been able to compete based on cost because of the cost structure of its operations in Shenzhen, China. However, numerous other manufacturers have now established facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. As a result of the increasing competition in certain of the Company’s product markets, the Company has been forced to change its products and its operating strategy. No assurance can be given that the Company will be able to compete with it revised operations.

The Company also has experienced significant competition in the camera and clock manufacturing industries. Although the Company’s camera sales increased during the past fiscal year, competition has caused the Company to maintain narrow gross margins on its products, which pricing pressure has impacted the profitability of its camera operations. In addition, the low quality, extremely inexpensive quartz clocks have recently flooded the clock market and reduced the demand for the more expensive and higher quality clocks manufactured by the Company and its principal original equipment manufacturer clients.

Volatility Of Market Price Of Company’s Securities

The markets for equity securities have been volatile and the price of the Company’s Common Shares has been and could continue to be subject to material fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Shares by officers, directors and principal shareholders of the Company, news issued from competing companies, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of Common Shares upon the exercise of outstanding stock options of the Company could also adversely affect the prevailing market prices of the Company’s securities.

Exemptions Under The Exchange Act As A Foreign Private Issuer

The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As such, and though its Common Shares and Warrants are registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. Because of the exemptions under the Exchange Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Item 4.     Information on the Company

History and Development of the Company.

Highway Holdings Limited is a holding corporation incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal executive offices are located in Hong Kong at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong. Highway Holdings Limited operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” collectively refer to Highway Holdings Limited and its subsidiaries.

Since its organization, the Company has been a manufacturer of high quality parts, components, subsystems and products for major Japanese and German original equipment manufacturers (“OEMs”). The Company also is a manufacturer of clocks and clock movements, and a third-party manufacturer of single use and low-end 35 mm cameras. The Company manufactures clocks for third party distributors and for its own account, which clocks the Company sells primarily in Europe under its own “Kienzle” brand name. The Company has also marketed and sold “Kienzle” branded products in Germany that are manufactured by others and has recently entered into a licensing agreement with a German distributor for the distribution of “Kienzle” branded products throughout Europe. Although it only recently commenced marketing products manufactured by others under its Kienzle name, sales of such products represented approximately 8.7% of the Company’s gross revenues during the fiscal year ended March 31, 2003. The Company’s goal is to make sales of Kienzle branded products in Europe a significant contributor to the Company’s overall operations in the future.

The Company began operations in 1990 by purchasing a controlling interest in Nissin Precision Metal Manufacturing Limited (“Nissin”), a metal stamping company based and incorporated in Hong Kong. The Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China, where the metal stamping and the Company’s other operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). As a result of the BFDC, the Company is provided with manufacturing facilities and labor by affiliates of local government instrumentalities and is to pay management fees, based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex.

In 1991, the Company began its camera manufacturing business by acquiring the outstanding shares of Hi-Lite Camera Company (“Hi-Lite”), a Hong Kong company, from Benson Lee, who continues to serve the Company as one of its directors. The Company has also acquired or created other subsidiaries. In August 1996, the Company completed a reorganization of its subsidiaries and affiliates by acquiring the outstanding shares of all but one of them that it did not already own.

On February 28, 1997 the Company entered into an agreement to purchase substantially all the assets of Kienzle Uhrenfabrik GmbH (“Kienzle Uhren”), a Germany-based clock manufacturer, including the minority interest in Kienzle Time (H.K.) Ltd. The purchase included all the equipment, machinery, tools, trademarks, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the operations for Kienzle Uhren were discontinued and the assets were dismantled, packed and shipped to the Company’s facilities in Hong Kong and China.

The Company’s OEM manufacturing business has historically been directed primarily at manufacturing and assembling metal parts used in subsystems or other products. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures, and, in that context, has commenced manufacturing electrical connectors for a new European OEM customer.

The Company’s business strategy has been to be a low-cost manufacturer of parts, components, subsystems and end-products. In order to maintain its competitive advantage, the Company established and currently maintains its primary manufacturing operations in Shenzhen, China in order to take advantage of lower costs and competitive labor rates while having access to Hong Kong’s port and communications and banking infrastructure. Recently, however, many other manufacturers have established their facilities in Shenzhen, China, which has resulted in increased competition. As a result, the Company is considering replicating its formula for establishing manufacturing facilities in low-cost locations that are near its target markets. As part of this business strategy, the Company has established another, significantly smaller, manufacturing facility in Bulgaria, which facility currently manufactures products shipped to Europe. For the fiscal year ended March 31, 2003, the Bulgarian operations only generated approximately 7.7% of the Company’s total revenues. To date, the Bulgarian operations have not complemented the Company’s goals of providing products to its European markets in a timely and cost-effective manner. While the Bulgarian facility remain important to the Company’s European manufacturing strategy, the Company is considering restructuring its Bulgarian operations so as to lower the overall costs of operating in Bulgaria and for decreasing the manufacturing and delivery times of that facility.

The Company regularly investigates the strategic and opportunistic acquisition of other operations and may, in the future, acquire other businesses or product lines. However, no such acquisitions are currently pending.

Business Overview

The Company is primarily an integrated manufacturer of high quality parts and components, clocks and clock movements, and cameras for major Japanese, German and United States OEMs and contract manufacturers. The Company also manufactures clocks for its own account under its own “Kienzle” brandname. Because of the name recognition of the “Kienzle” name in Europe, the Company during the fiscal year ended March 31, 2002 commenced selling watches and other products in Europe under the Kienzle brandname, which products the Company purchased from other manufacturers. In January 2003, the Company also entered into a supply and licensing agreement with a newly formed German distributor for the distribution of “Kienzle” branded watches, clocks and other products in Germany and other European countries. The Company expects to increase this “Kienzle” product trading business in Europe.

Most of the Company’s manufacturing activities are currently conducted at a factory complex located in China, which the Company occupies pursuant to an arrangement with affiliates of the local government. However, during 2001, the Company established a smaller manufacturing and packaging facility in Bulgaria, which facility has commenced manufacturing and packaging cameras for sale in Europe. The Company’s goal in establishing the Bulgarian facility was to operate a low-cost facility that can quickly supply products for the European market. While the Company still believes that these goals may be met, to date the Company has faced some unexpected labor, cost and delivery issues with the Bulgarian facility. As a result, the Company is currently considering restructuring some of its Bulgarian operations to lower costs and decrease manufacturing and delivery times.

To date, the Company’s largest revenue source has been from its metal parts operations. The Company manufactures and supplies a wide variety of high quality metal parts and components which are used by the Company’s customers in the manufacturing of such products as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electronic components, electrical connectors, cameras, clocks, automobiles and car audio and other audio equipment. As part of its manufacturing operations in China, the Company assists customers in the design and development of the tooling used in the metal stamping process and provides a broad array of other manufacturing services, including spray painting, screen printing, plastic injecting molding, pad printing and assembly services. By providing these services, which complement the Company’s core metal stamping operations and eliminate the need to outsource these needed functions, the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German and Chinese nationals; (ii) its low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to manufacture the type of high quality metal parts required by the Company’s targeted customers; and (iv) its expertise in manufacturing these parts in the required quality at a reasonable cost.

Earlier in 2003, the Company announced a strategic shift in its future metal manufacturing operations. During the past few years, a number of competing metal stamping operations have been established in Shenzhen that are also able to produce high-quality, low cost metal parts. As a result, the manufacture of many metal parts has become a commodity operation that competes primarily based on price. In order to distinguish itself from these other stamping operations, the Company has adopted and is now implementing a plan in which it shift its focus from smaller, simple metal stamping projects for which the Company competes solely on price to the manufacture of parts, components and products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components, and not just metal stamped parts, the Company will focus on manufacturing larger orders of customized products for global companies. The Company will attempt to reduce the number of small orders for the manufacture of low margin, standard metal parts. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated capabilities, the Company believes that it will be able to increase its gross margins and reduce the costs associated with setting up and manufacturing small run, metal stamping parts.

Utilizing the skills, expertise and capabilities developed from its metal manufacturing operations, the Company also manufactures (i) clocks and watches for its own Kienzle branded line of timepieces, and (ii) clocks and clock components on an OEM basis for internationally known clock companies. The Company currently manufactures high quality quartz clocks at a low cost for both its own internationally recognized brandname line of clocks and for other internationally known companies such as Braun and Casio. However, the international market for clocks has, during the past few years, been stagnant, and the growth in sales that the Company had anticipated has not materialized. In addition, a number of other companies, including some companies that are receiving government subsidies, have recently duplicated the quartz manufacturing process and are now manufacturing quartz clocks in such volumes and at such low prices, that the manufacture of many lines of quartz clocks is no longer feasible. As a result, during each of the past three fiscal years, sales of certain lines of clocks (primarily quartz clocks) previously manufactured by the Company have decreased. In order to address these issues, the Company has taken the following actions:

•	The Company has commenced manufacturing and selling clocks that set themselves with radio signals broadcast from atomic clock stations. During the fiscal year ended March 31, 2003, sales of radio signal clocks were only approximately $200,000. However, the Company recently received a significant order from a prominent Japanese electronics manufacturer for radio signal clocks based on the Company’s technology. The Company has also received strong interest from that same Japanese electronics company for a line of analog/digital radio-controlled clock technology, which utilizes the Company’s patent-pending four- stepping motor design. Based on the foregoing, the Company believes that sales of such radio signal clocks will significantly increase during the current year and in the future.

•	The Company has supplemented sales of Kienzle clocks with clocks, wrist watches and other timekeeping products that are manufactured by others and then marketed by the Company under the Kienzle brandname. Because the Kienzle name is recognized throughout Europe, and particularly in Germany, as an established brandname, the Company is able to generate sales from products that it does not manufacture. In order to fully exploit the potential of its “Kienzle” brandname in Europe, the Company in January 2003 entered into a license and supply agreement with a German distributor. See, “License And Supply Agreement,” below.

•	During the past year, the Company commenced manufacturing and selling wrist watches under the Kienzle name. In addition to constituting a new source of manufacturing revenues, the Company believes that the manufacture of watches is important in Europe to the image of “Kienzle” as a historic watch manufacturing company. The Company believes that being a wrist watch manufacturer both enhances its ability to offer a more complete line of timekeeping products and supports the sales of its other Kienzle products.

The Company’s third existing line of operations is the manufacture of low cost cameras for OEMs in the United States, Japan and Europe. Until June of 1999, the United States had been the largest market for single use (disposable) cameras. In 1999, the United States International Trade Commission (ITC) issued an order that effectively barred the Company’s OEMs from importing recycled one-time-use cameras into the United States. As a result of the order, the Company’s U.S. camera sales decreased by over $1.5 million during the first twelve months after the order was issued and its overall revenues from camera sales decreased during each of the following two fiscal years. In response to the ITC order, the Company increased its sales into Europe and Asia, increased its manufacturing and sales of low-end 35mm cameras that are not subject to the order, and developed and commenced marketing other camera products (such as its new underwater camera). As a result of the foregoing actions, the Company’s camera revenues increased by $1,885,000, or 71%, over camera sales in fiscal 2001. In addition, the Company has developed a new reusable lens fitted film package that the Company believes does not infringe on the cameras that are subject to the ITC order. (See, Item 8, “Financial Information—Legal Proceedings,” below.) Earlier this year, the Company was granted a patent for its reusable photographic film package with a detachable cartridge. The package is integral to the Company’s pre-loaded camera. The patent applies alternative photographic cameras that can compete in the market place with single-use cameras. Because the action regarding the ITC order may be subject to further appeals by Fuji, the Company has not yet, however, attempted to market its new camera in the United States.

Industry Overview

Management believes that the metal manufacturing industry has benefited in recent years from a trend to outsource an increasing portion of the component requirements and to select a small number of suppliers or a sole supplier to provide those components. The Company is not aware of any empirical data defining the metal manufacturing industry in China. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. The metal products business represented approximately 57% of the Company’s gross revenues in the fiscal year ended March 31, 2003.

The Company first commenced its metal stamping operations in China in 1990. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 30 miles from Hong Kong. During the past few years, however, many other manufacturers have located their facilities in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company now faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations to further control costs and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its OEM customers. The Company’s metal manufacturing business also was primarily directed at OEMs located in Asia, primarily in China and Japan. Because of the downturn in the economy of Japan and some of the other difficulties some Asian countries have recently experienced, the Company has attempted to increase its sales to European customers. As a result of these efforts, the Company’ metal stamping sales to European customers has increased to over 13% of total metal manufacturing sales, and the Company expects that European sales will increasing represent a larger portion of the Company’s metal manufacturing revenues.

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. The Company did not engage in any active marketing efforts to develop its business for its metal manufacturing operations. Recently, however, because of all of the competition that has developed, in Shenzhen and elsewhere, for low cost metal stamping, the Company has changed its customer focus, its manufacturing goals, and its marketing efforts. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures, and, in that context, has commenced manufacturing electrical connectors for a new European OEM customer. The Company has also increased its marketing efforts and now attends trade shows and engages in direct marketing efforts. In order to upgrade its technical manufacturing abilities, the Company recently received its ISO 9000 certification and has commenced purchasing new manufacturing equipment. The Company anticipates that it will spend up to approximately $500,000 this fiscal year on capital expenditures for its metal manufacturing operations. In addition, assuming that the new lease is entered into as anticipated, the Company’s landlord has agreed to construct a new manufacturing building for the Company, which the Company believes (when completed in the fall of 2004) will further improve the operations and efficiency of its metal manufacturing business.

Having acquired all of the manufacturing equipment of the German Kienzle Uhren company in 1997, the Company has the capability to manufacture clocks for both third parties and for its own account. In addition, as a result of the Kienzle acquisition, the Company owns the “Kienzle” trademark, a name that is a household name in Germany and a famous name throughout Europe. As a result, the Company is able to compete on a name recognition basis as well as on a cost and quality basis. Although the Company does not have any definitive data regarding worldwide clock manufacturing and sales, the Company believes that there is an industry-wide consolidation underway, and that companies that cannot produce high-quality, brandname clock at a competitive price are being driven out of business. The Company believes that sales of the sort of clocks that are manufactured by the Company have been stagnant (and may have decreased) worldwide during the past few years for the following reasons: (i) Higher quality clocks have a long useful life and, therefore, are not replaced frequently. Consequently, unlike other consumer products, replacement sales are less frequent. (ii) The market been flooded by inexpensive quartz clocks that have often been sold, in the opinion of the Company, at prices below the manufacturing costs of such clocks or sold by governmentally owned companies that are subsidized by governments. While most of such clocks are of poorer quality than the Company’s clocks or the clocks of the Company’s OEMs, consumers have opted to purchase the cheaper brands. Until recently, the Company believed that it could overcome some of these market forces by lowering its manufacturing costs and increasing its marketing efforts. Accordingly, while the Company continues to control its costs and increase its marketing efforts, the Company has decreased its emphasis on quartz clocks and has commenced manufacturing other timekeeping pieces. For example, the Company has commenced manufacturing watches that are sold under the “Kienzle” brandname and has commenced manufacturing clocks that set themselves by radio signals broadcast from atomic clock stations. These radio clocks are particularly popular in Europe and Japan and constitute a significant, and growing, portion of total clock sales in Europe and Japan. During the recently completed fiscal year, revenues from and atomic clock sales were approximately $200,000.

The Company’s camera operations consist of manufacturing new low cost cameras and selling the Company’s own line of niche camera products. In order to bolster its European camera sales, the Company has established a small manufacturing facility in Bulgaria that, to date, has been primarily involved in manufacturing cameras for the European market. In addition, the Company has experienced increasing sales growth in the U.S. during the past two fiscal years for its low-end reusable 35 mm cameras as vendors have attempted to market camera products that are an alternative to the single-use camera. In order to increase its presence in the low-end camera market, the Company has developed its own patented reusable lens-fitted film package camera. Furthermore, the Company has also been developing and marketing other niche-market products, such as its underwater camera.

The Company’s Strategy

Management believes that the Company’s future growth and profitability depend on its ability to maintain product quality, control production costs, increase production capacity, commercially exploit the recognition of the Kienzle trademark and reputation, improve its clock marketing/distribution channels, increase its product offerings, and to effectively react to market changes.

Capitalize on its manufacturing cost structure and logistical advantages: By locating the Company’s principal manufacturing facility in Long Hua, Shenzhen, China, less than 30 miles from Hong Kong, the Company is able to take advantage of the low overhead costs and inexpensive labor available in China. The close proximity of the factory complex to Hong Kong facilitates transportation of the Company’s products out of China to customers in Hong Kong and beyond through the port of Hong Kong. Management believes that there has been an increase in the number of Japanese and German OEMs establishing factories or using contract manufacturers in southern China and this provides the Company with a large customer base within close proximity to the Company’s operations in China.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal part manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. The Company recently revised its metal manufacturing strategy to focus on manufacturing more complex products for larger customers. As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer. Management believes that the Company’s close relationships with its customers can increase the number of parts and services the Company provides to its customers. In addition, as more German and other European companies establish their product manufacturing facilities in China, the Company will seek to provide component and subassembly manufacturing services to these new companies.

Capitalize on its Kienzle trademark: The Company believes that its “Kienzle” trademark is widely recognized in Europe, and particularly in Germany, and represents high quality products. As a result, the Company believes that it can capitalize on that trademark by (i) distinguishing its own Kienzle clocks and watches from many of its competitors in the crowded timepiece marketplace, (ii) offering and selling other high quality timekeeping and related products that are manufactured by others under that name, and (iii) offering and selling in Europe other electronic and household products that are manufactured by others under the Kienzle name. By marketing products, even those that the Company does not manufacture, under the Kienzle name, the Company is able to realize a name recognition premium over other similar products.

Change its product line in response to market conditions: The Company’ strategy is to respond to changes in market conditions by changing its product offerings. Recent examples of its ability to respond to market and other conditions include the development of a new underwater camera, the development of a clock that sets itself based on radio signal broadcasts, and the development of the new 35 mm reusable camera.

Expansion by acquisition, merger and other means: The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company has previously been successful at purchasing supplier companies and transferring the manufacturing operations to its facility in China to take advantage of the low labor and operating costs associated with manufacturing in China. Management may seek similar opportunities in Europe, Japan and the United States. No assurances can be given that the Company will identify acquisition prospects or that such prospects, if identified, will result in an acquisition.

In addition to expanding its manufacturing capabilities through acquisition, merger, etc., the Company may also establish additional manufacturing facilities in other countries that offer benefits similar to those available in China. The Company believes that there are other countries that offer low labor and operating costs and locations close to the Company’s customers. For example, in January 2001, the Company establish a manufacturing facility in Bulgaria, a location that is near the Company’s European customers, has both low wage rates, low operating costs, and favorable transportation arrangements for delivery of its products to European markets. The Company may also consider opening other smaller facilities in other locations in Europe, Asia or Central/South America. However, no such other locations have been identified, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business. Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage. Certain Japanese and German companies have built the goodwill associated with their products and tradenames on a high level of perceived quality. By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers which ordinarily cannot be written into a specification or contract. Management believes that the Company’s commitment to high level service, attention to detail and quality has the effect of providing customers with a sense of confidence and security that their product requirement will be met and their products will be delivered on time and a competitive price.

The factory complex in China at which the Company has conducted all of its manufacturing operations was designed in accordance with typical Japanese manufacturing standards paying particular attention to factory layout, cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. In 2002, the metal manufacturing facilities at the Company’s factory complex received ISO 9000 certification. The Company’s quality system helps to minimize defects and customer returns and create a higher confidence level among customers. Management believes that these factors increase demand for the Company’s services and products.

Metal Manufacturing

Metal manufacturing accounted for 69.7%, 61.8% and 57.4% of the Company’s total sales during the years ended March 31, 2001, 2002 and 2003, respectively. The Company’s metal operations are conducted at the Company’s manufacturing facility in Long Hua, Shenzhen, China.

The Company’s metal business consists of three stages: (i) tooling design and production; (ii) metal stamping; and (iii) finishing, packaging and shipping.

Tooling design and production: The metal stamping manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. In most cases, the Company uses computer-aided design and manufacturing equipment to produce a long lasting, high quality metal stamping tool designed to produce a high quality product in efficient manner. As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

The tool making process generally takes between 14 to 45 working days depending on the size and complexity of the tool. Customers typically bear the cost of producing the tools and, as is customary in the industry, the customers hold title to the tooling. However, the Company maintains and stores the tools at its factory for use in production and the Company usually does not make tooling for customers unless they permit the Company to store the tools on site and manufacture the related parts.

Metal Stamping: Following the completion of the tooling, the metal required for the specific product is selected and purchased. See “Raw Material, Components Parts and Suppliers.” Often the customer specifies the metal to be used as well as the supplier. The completed tooling is fitted to the metal press which is selected for its size, pressing force and the complexity of the number of tooling stages.

Using separate shifts, metal stamping can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese New Year holidays. Due to the strict quality requirements of customers, each machine is subject to stringent in-process quality controls; the Company’s quality control personnel inspect the products produced each hour and update in-process logs at each pressing machine in which they record the quantity produced, defect rate and product dimensions and specifications. When defects are found during production, the Company’s maintenance personnel inspect the tooling and the machine to determine which is responsible. If the tooling is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by a team of technicians from the Company’s tooling maintenance department. If the machine is the source of the defect, the machine is serviced immediately by the Company’s technicians and engineers. In a continuous effort to assure quality, all stages of the production process are closely monitored so that all equipment and tools can be well maintained. The Company’s wholly owned subsidiary Nissin Precision Metal Manufacturing Limited, has been registered for ISO 9001 certification.

Finishing, Packaging and Shipping: After pressing, the metal parts are degreased, inspected for defects and checked with custom-built test gauges. Some components are then sprayed in the Company’s dedicated spray-paint facilities. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. In addition, for certain metal products, the Company assembles metal components and these parts are delivered to the assembly department for spot welding, threading, riveting other sub-assembly processed. Each of the metal parts is then inspected, packaged to the customer’s specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. All parts and components are shipped by truck directly from the factory to the customer’s factory in China or elsewhere through the port of Hong Kong.

Clock and Watch Manufacturing

The Company has been manufacturing clocks and clock components since June 1995. Prior to April 1997, the Company manufactured clocks for Kienzle Uhren GmbH, a clock manufacturer established over 180 years ago in Germany. In April 1997, the Company acquired the “Kienzle” trademark and substantially all of the assets of the clock manufacturer. The equipment and parts that the Company acquired were located in Germany. In order to avail itself of its low-cost, high-quality manufacturing capabilities in China, the Company packed and shipped all of the equipment to the Company’s facilities in China and assembled. Most of equipment has been operating at the Company’s facilities since the March 31, 1999 fiscal year, and the Company is currently manufacturing finished clocks, alarm clocks and clock movements with these assets. In addition to acquiring the Kienzle assets, the Company has also increased its plastic-injection capacity, and its dial printing and established a new auto lathe operation for round metal parts to handle the Company’s additional manufacturing needs. The Company has increased its clock manufacturing capabilities incorporating automatic clock production and manufacturing systems that can produce clock movements. The Company believes that it is the only company in China that has such automatic systems in operation.

The Company’s clock business is divided into the manufacture and sale of clock movements and finished alarm and wall clocks. During the past fiscal year, the Company manufactured clocks for Braun and other OEMs. Approximately 70% of its clock manufacturing (measured in terms of dollars of sales) were clocks that Company sold under its Kienzle trademark, and 30% of this clock manufacturing was for its OEM clients.

The “Kienzle” name is a registered trade mark in approximately 50 countries world-wide including major markets of the United States, U.K., Germany and Japan. The Company believes that the “Kienzle” brand is regarded as a quality manufacturer of clocks and watches. The Company also believes that the reputation of the Kienzle name can also be carried over to other high quality products. The Company is building on the Kienzle brand name, the Kienzle product range and the Kienzle equipment to sell and produce alarm and wall clocks, other branded clocks, clock movements and OEM clock manufacturing.

In addition to the clocks traditionally manufactured and sold under Kienzle name, the Company is attempting to increase the line of clock products it offers. The principal new product that the Company recently introduced is a line of clocks that are synchronized with radio signals broadcast from atomic clock transmitters. These radio synchronized clocks automatically set themselves with split second accuracy and adjust for daylight saving time and leap year. The radio synchronized clocks have not been widely adopted in the U.S. because there is only one broadcast station in the U.S. that can be used to adjust the clocks (the U.S. Atomic Clock located in Boulder Colorado). However, the clocks are very popular in Europe (where there are two atomic clock broadcast stations) and are growing in popularity in Japan. The Company recently received two initial orders from a major Japanese electronics customer to manufacture a digital radio-controlled alarm clock to be sold under the Japanese company’s name. In addition, that customer has expressed strong interest in the Company’s analog/digital radio-controlled clock technology, which utilizes a unique patent-pending four- stepping motor design that allows the clock to simultaneously operate analog and digital displays. The Company estimates that more radio synchronized clocks are currently being sold in Germany than quartz clocks. The

Company has filed several patent applications for aspects of its radio controllable clocks in Europe, Hong Kong, Germany and the U.S. The Company believes that sales of these clocks will exceed the Company’s sales revenues for quartz clocks for the current fiscal year ending March 31, 2004.

During the last fiscal year, the Company also commenced manufacturing wrist watches. While revenues from watch manufacturing were modest during this first, partial year of operations, the Company expects that sales of its wrist watches will increase in the future.

For the fiscal year ended March 31, 2003, the Company’s clock and watch revenues (including revenues generated from selling third party watches and other products under the Kienzle trademark) represented 18.4% of its total revenues, compared to 14.0% and 15.2% for the fiscal years ended March 31, 2002 and 2001, respectively.

Camera Assembly

The Company currently manufactures and assembles cameras in both its Shenzen, China manufacturing factory complex and in its new facility in Bulgaria. The camera products that the Company manufactures consist of (i) reusable 35mm cameras, (ii) lens-fitted film packages, commonly referred to as single-use cameras, and (iii) niche camera products, such as the Company’s underwater camera and other accessories for underwater cameras. Camera sales during the three years ended March 31, 2003, 2002 and 2001 accounted for 24.1%, 23.4% and 15.1% of net sales, respectively. The Company’s cameras are sold worldwide the various distributors. The Company has mainly manufactured cameras for distribution in Japan, the United Kingdom, Germany, Italy, United States and Hong Kong.

Prior to the fiscal year ended March 31, 1999, most of the Company’s camera revenues were derived from the sale of single-use lens-fitted film package cameras that the Company recycled. Approximately one-third of such sales had been to re-sellers who distributed the recycled cameras in the United States. In June 1999, in response to an action filed by Fuji Photo Film Co., the United States International Trade Commission (ITC) issued a general exclusion order that effectively bars the importation into the United States of recycled single-use lens-fitted film package cameras. Although the ITC proceedings were not directed at the Company and the order did not mention the Company, the bar on the importation of the recycled cameras prevented the Company from selling those cameras in the United States.

In order to offset the loss of sales of re-usable cameras in the U.S., the Company developed a new reusable lens-fitted film package, a camera that has a different design and functional mechanism from that utilized in the single-use lens-fitted film package cameras currently on the market. The Company’s reusable lens fitted film package can, however, also be sold in the same market as the single-use lens-fitted film package. The Company believes that its new re-usable camera does not violate the Fuji Photo Film Co. patents. In November 2000, the Company received approval from the U.S. Customs office for the importation of its new cameras in the United States. The Company also recently was granted a patent in the United States, U.S. Patent Number 6,522,835 B2, that covers the Company’s “photographic film package” with a detachable cartridge. However, in June 2001, Fuji filed a complaint for enforcement proceedings with the ITC against 20 companies alleging that those companies violated Fuji’s patents. Although the Company was not one of the original 20 companies, Fuji subsequently requested the ITC to add the Company as a respondent. This request was granted by the ITC and the Company was added as an enforcement respondent. As a result of the proceedings before the ITC, the Company has not commenced marketing its new camera in the United States and currently has not set a date on which it will commence distributing its new camera in the United States.

In order to expand its camera product offerings, the Company has also developed a low cost, fully automatic, compact 35mm camera with flash lighting and waterproof housing, which allows the camera to take photographs underwater in depths of up to 60 feet. In addition, the Company also manufactures a variety of underwater camera accessories. The market for the underwater cameras and accessories, however, is a relatively small niche market.

The Company fabricates many of the components used in its camera internally. Other key components such as the lens, printed circuit board, integrated circuits, carrying cases and packaging are purchased from outside vendors in Hong Kong, China, Taiwan and Japan.

The Company employs sophisticated testing equipment for in-process quality control and a final quality audit. Management believes the Company’s use of high quality equipment tooling and proven production techniques, together with low cost labor and overhead at both its China and Bulgaria facilities, enables the Company to manufacture camera and clock at a competitive price. Nevertheless, because of strong competition in the low cost camera markets, the Company’s gross margins on camera sales are very narrow.

License And Supply Agreement

The Company owns the worldwide rights (other than in Italy) to the name “Kienzle” for clocks, watches and certain other timekeeping instruments. The Company believes that the Kienzle name is associated with quality and prestige in Europe, particularly in Germany. Although the Kienzle name is traditionally associated with watches and clocks, the Company believes that the reputation of the name can also be used to market other high quality products, such as electronic and household products. As a result, the Company has, during the past year, attempted to market products manufactured by others under the Kienzle name in Europe and has determined that its beliefs regarding the market power of the brandname are accurate. Since the Company only has limited marketing personnel and experience in Europe, the Company in January 2003 associated a professional marketing and distribution company to exploit the “Kienzle” trademark.

In January 2003, the Company entered into a licensing and supply agreement with Kienzle AG, a newly formed marketing company located in Germany. The principals of Kienzle AG have a successful track record of promoting and marketing products in Europe. Under the license agreement, the Company granted to Kienzle AG a five-year exclusive, royalty-free license to use and display the Kienzle mark solely in conjunction with the promotion, marketing, sale, and distribution by Kienzle AG of branded products in Austria, Benelux, Denmark, Germany, Spain, Switzerland, Norway, Sweden, Denmark, Finland, Portugal, France, and the United Kingdom. The Company retained the right to market Kienzle products in all other markets and to manufacture and market clock movements under the Kienzle name. The

Company also retained the internet rights to use the name in the foregoing European territories, although the two companies intend to jointly operate a Kienzle website. Under the license agreement, Kienzle AG is required to purchase all Kienzle branded products from the Company, and the Company is permitted to charge Kienzle AG its normal arms’ length price for those products. For products that the Company does not manufacture, such as, for example, audio systems, that Kienzle AG may want to label and sell under the “Kienzle” trademark, the Company will be obligated to purchase those products and then sell those products to Kienzle AG at an agreed upon mark-up price. During the first year of the license, Kienzle AG is required to purchase $3 million of products from the Company. However, during subsequent years, the amount of such purchases is required to increase to no less than $6 million in the year ended December 31, 2004, in the year ended $14 million in December 31, 2005, and in the year ended $28 million in December 31, 2006. The Company will have the right to terminate the license agreement if Kienzle AG fails to meet these minimum purchase requirements. The Company has also purchased a 20% equity interest in Kienzle AG, and has the option, exercisable by the Company at its sole discretion at any time, to increase its equity interest in Kienzle AG to at least 51% effective on January 1, 2005, January 1, 2006, January 1, 2007, or January 1, 2008. Should the Company elect to acquire a controlling interest in Kienzle AG, the Company would have to assign its “Kienzle” trademark to Kienzle AG.

Raw Material, Component Parts and Suppliers

Metal Parts. The primary raw materials used by the Company to manufacture its metal stamped parts are various types of steel including pre-painted steel sheet, electrolytic zinc plated steel sheet, PVC laminated steel sheet and cold roll steel sheet. The Company selects suppliers based on the price they charge and the quality and availability of their materials. Often, the customer requires the Company to use specific suppliers. Most of the Company’s suppliers of steel operate through Hong Kong or China-based companies which deliver the materials directly to the site of the Company’s operations in China.

The Company has in the past experienced substantial price increases for steel, which increases it could not pass on to customers with orders in process. The increase in raw materials prices materially adversely affected the Company’s profit margins, and future steel price fluctuations could likewise affect the Company’s gross margins. Future price increases can be expected to have a materially adverse effect on the Company’s financial statements and results of operations.

In 1999-2000, the Company’s ability to import sheet metal was adversely affected due, in part, to China’s institution of a “Customs License Deposit” for the import of “sensitive materials,” which category includes sheet metals. The deposit requirement initially limited the amount of materials the Company could import and adversely affected the Company’s metal stamping operations. Fortunately, the deposit requirements have been reduced and no longer are a material impediment to the importation of metal. In addition, in lieu of a cash deposit, the Company can now also post a letter of credit. As of March 31, 2003, had posted a $121,000 letter of credit as the Customs License Deposit. Although the Company does not currently expect that additional governmental restrictions will be imposed on its ability to import raw materials, regulations in China are often imposed without much advance notice and are, therefore, unpredictable.

Finished Products. Camera and clock manufacturing primarily involves the production of plastic injected and metal stamped components as well as integrated circuits, lenses, crystals, magnets and paper packaging products. While these materials are subject to price fluctuations, the Company has not been materially adversely affected by price increases or shortages of supply. The recycling of single-use cameras requires empty camera shells purchased mainly from Japanese and German agents for recycling in the factory complex in China. The supply of quality shells can be limited at times based on overall market use of single-use cameras; however, the supply of shells is typically only restricted by the purchase price for such shells.

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck. Generally, the Company sells its products “free-on-forwarder” (“F.O.F.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong. To date the Company has not been materially affected by any transportation problems as it uses subcontract trucking services which have been readily available in the past. Similarly, recent improvements in the roads and freeways in China have facilitated intra-China transportation. The Hong Kong and China customs departments have opened additional border crossing, extended their operating hours, one is open for 24 hours a day, and have been working continually to improve the flow of cross-border goods.

Products manufactured in Bulgaria are shipped to the European markets by truck, a relatively expensive means of transportation, and by boat.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the shipping destinations specified by the Company’s customers (except for sales to China). For example, if the products are delivered to the customer in China, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, United States dollars, European euros and the Bulgarian lev. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2001, 2002 and 2003:

	Year Ended March 31
	2001	2002	2003
GEOGRAPHIC AREAS:
Hong Kong & China	56.4%	60.5%	63.7%
Europe	26.4%	31.4%	25.7%
Other Asian countries	12.8%	1.7%	1.3%
United States	4.4%	5.5%	7.5%
Other	-0-	0.9%	1.8%

The Company’s customers for its metal stamping products are OEMs and contract manufacturers. While the Company sells its products in Hong Kong (which includes sales made to China which are recorded as sales in Hong Kong because the purchase orders are issued by the Hong Kong offices of the China factories), Europe (primarily Germany), the United States, and other Asian countries (predominantly Japan and Malaysia), the Company’s products are sold primarily to Japanese and German owned companies with OEM or contract manufacturers in China.

Until recently, the Company has marketed its metal stamping products and services to existing customers primarily through direct contact with the Company’s management and senior purchasing officers of the customers. Metal pressing sales were primarily conducted by the managing director of the metal stamping company, Nissin, Mr. Satoru Saito, a Japanese national, and Mr. Roland Kohl, a German national, who serves as the Chief Executive Officer, using existing contacts, word-of-mouth referrals and references from associated companies of the customers. Due to the international nature of senior management, the Company has been able to set itself apart from its competitions and bridge the cultural, language and quality gaps that most Japanese and German companies fear when dealing in China. In connection with the recent realignment of its operations, shift in manufacturing strategy, and its increased focus on increasing overall sales of higher quality components for global customers, the Company has initiated a more direct and active marketing strategy, including advertising in trade publications, attending trade shows/exhibitions and using the internet and its webpages as marketing tools.

The Company’s customers for its non-Kienzle branded clocks include internationally recognized clock manufacturers such as Braun. The ultimate customers of the Kienzle branded clocks consist of importers, wholesalers and large retailers, primarily in Europe where the Kienzle brand name has strong brand recognition. Until April 1999, the Company marketed its clocks and clock components through its in-house marketing staff and through independent importers and wholesalers worldwide. Since April 1999, the Company has been marketing it clocks through its marketing office located in Germany. Now that the Company has entered into the licensing and supply agreement with Kienzle AG in January 2003, Kienzle AG will also be engaged in the marketing of Kienzle watches and clocks in Europe.

Camera sales are conducted primarily through existing importers and distributors who market the cameras under their own brands. To date, the Company has limited its direct marketing or advertising activities to keep its product costs and prices low. The Company has now undertaken to increase its marketing, advertising and exhibition activities to stimulate the demand for, and to promote its camera products.

Major Customers

For the fiscal year ended March 31, 2003, two customers collectively accounted for 33.5% of the Company’s gross revenues. No other customers individually accounted for more than 10% of the Company’s gross revenues during this recent past fiscal year. During the past few years, the Company has relied to a large extent on a few larger customers and on many smaller customers. As part of its recently announced shift in its policy of handling smaller customers in its metal manufacturing operations, the Company believes that it will decrease the number of smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of these customer’s order decrease substantially, the

Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace any of its major customers.

Customers place metal stamping orders with the Company in the form of purchase orders which are supported by a delivery schedule covering up to three months of orders. Customers usually do not provide long term contracts for their purchases and are able to cancel or amend their orders at any time without penalty. Accordingly, backlog has not been meaningful to the Company’s business. Except for these purchase orders, the Company normally has no written agreements with its customers. Sales of metal parts are primarily on credit terms of up to 45 to 90 days with payment in Hong Kong dollars while the sale of cameras and clocks is through letters of credit, wire transfer advance payment and, for older established accounts, some open accounts payable within 30 to 90 days of shipment in United States dollars. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-40 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-45 days to complete prior to commencing manufacturing. While the Company has not experienced any difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

Patents, Licenses and Trademarks

In November 1998, the Company acquired the worldwide rights (other than in Italy) to the “Kienzle” trade name and trademark for use with clocks, watches and certain other timekeeping instruments. This trade name and trademark are registered in approximately 50 countries, including Germany, the United States, the UK and Japan. The Company believes that the trade name and trademark enable the Company to market its own products, and products that it acquires for the purpose of reselling as “Kienzle” products, at a higher price and with larger gross margins than similar products that it manufactures for others on an OEM basis.

The Company has received one patent, and has applied for two other patents relating to its clock business. The patent, U.S. Patent Number 6,466,517 B1, covers technology concerning the company’s “global clock,” a LCD timepiece that provides simultaneous analog and digital display of 24 time zones, which are divided into work, leisure and sleep categories, along with a calendar week scheduler. The global clock is designed for use by international travelers. The two patent applications relate to the Company’s Radio Controllable Clock. These patent applications were filed in the United States, Europe Hong Kong and/or Germany. In addition, the Company has filed a patent application in the United States for its clock software, which can be utilized for advertising on the Internet.

The Company has also been attempting to develop new camera technologies. In connection with its new technologies, the Company recently received a patent in the United States, U.S.

Patent Number 6,522,835 B2, that covers the Company’s “photographic film package” with a detachable cartridge. The package is integral to the Company’s pre-loaded camera, and the patent applies specifically to alternative photographic cameras that can compete in the market place with single-use cameras. Applications relating to this U.S. patent application are still pending in Europe, Japan, China and Hong Kong. The Company also has applied for patents in the United States for its camera cassette assembly apparatus and method.

As a manufacturer of metal parts and finished products for OEMs and contract manufacturers, the Company has no patents, licenses, franchises, concessions or royalty agreements which it considers material to its OEM manufacturing business.

Competition

The Company competes against numerous manufacturers of clocks, metal components and cameras as well as in-house manufacturing capabilities of existing customers. Management believes that firms which are smaller than the Company make up the largest segment of the metal manufacturing industry although it is not aware of any empirical data defining the metal manufacturing industry in China. The metal stamping industry is characterized by a large number of small metal stamping work shops. Customers evaluate competitor’s capabilities against each other and against the merits of in-house production. Some of the Company’s competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis.

The camera and clock manufacturing industry is highly competitive and fragmented. However, the Company believes that the market for traditional clocks is undergoing a consolidation and that the market may soon be dominated by a few major manufacturers/distributors. The Company believes that its Kienzle brandname and its low-cost manufacturing provide it with the ability to compete in this market. The licensing and supply agreement that the Company recently entered into with Kienzle AG is expected to enhance the marketing and distribution of Kienzle branded products. Nevertheless, most major brands of clocks and watches have significantly greater marketing and distribution capabilities and financial resources than the Company. In the single-use camera market, customers generally are attracted to manufacturers based on the price of the product and timely delivery. The Company is able to compete by providing good quality products at a competitive prices with reliable delivery and service.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2003, Highway Holdings Limited owned eleven subsidiaries, all of which were wholly-owned by Highway Holdings Limited. For details regarding the names of these subsidiaries, the principal activities of subsidiaries, the country of their incorporation, and the dates of their organization, see Note 1 to the Consolidated Financial Statements appearing in Item 18 of this Annual Report.

During the fiscal year ended March 31, 2002, the Company reorganized and realigned the operations of its various subsidiaries in order to increase the efficiency of the Company’s overall operations. Effective April 1, 2003, the Company further restructured its operations and subsidiaries and now operates primarily through seven subsidiaries, four of which are incorporated in Hong Kong, one that is incorporated in Germany, and two subsidiaries incorporated in Bulgaria. The Company is a 51% equity owner of the Bulgarian subsidiary that it established in April 2002 to engage in trading activities in Bulgaria and the Balkan states. As a result of the foregoing reorganization, some of the Company’s subsidiaries have been inactive entities with little or no operations. Although the Company’s eleven currently outstanding subsidiaries remain legally distinct entities, the operations of the subsidiaries have been consolidated for operational and administrative purposes to streamline operations and to reduce overhead.

Property, Plants and Equipment

British Virgin Islands

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong

The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its executive offices. These premises are leased under a lease that expires in August 2003. The Company believes that suitable alternative facilities are available if the Company cannot extend the lease on satisfactory terms.

China

The Company currently leases a total of approximately 400,000 square feet of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Land & Sun Company. The leased space consists of 328,000 square feet of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal stamping assembly, camera and clock manufacturing, spray painting, screen printing, plastic injection, tooling workshop and warehouse operations. There are also offices for management and administration on the premises. The lease will remain in effect until February 28, 2004. The Company is currently negotiating a five-year extension of the lease. In consideration for extending the lease, the landlord has offered to build a new building for the Company in which the Company will relocate its metal manufacturing operations. The new building would be completed during the fall of 2004. Because no new lease has yet been signed, no assurance can be given that the Company will, in fact, be able to enter into a new lease on similar terms to those that it currently has or that the landlord will agree to build the new building for the Company. Although the Company believes that it could find alternate facilities if the existing lease is not extended, failure to extend the lease could result in significant disruption to the Company’s operations and a significant loss of revenues. The

Company estimates that, depending on the Company’s operations, the utilization rate of these facilities during the fiscal year ended March 31, 2003 fluctuated between an estimated 30% and 70% of its maximum capacity. Accordingly, the Company is currently not in need for additional manufacturing space, and its current facilities will continue to satisfy the Company’s needs in the near future.

The Company also obtains materials and assets under its three BFDC Agreements which expire March 31, 2006 unless renewed. The BFDC is the local government of Long Hua, the town in which the factory complex is located. Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company. The Company is responsible for paying a management fee, and certain other charges to the BFDC.

As is common in southern China, the factory complex has dormitory facilities to accommodate factory workers. The Company has leased approximately 72,000 square feet of space at Long Hua, Shenzhen, China which is used as dormitories for factory workers. The facilities are leased from Land & Sun Company.

Germany

The Company leases a 152 square meter marketing office and a 1,080 square meter warehouse in Germany, related to sales of Kienzle branded products in Germany. The lease for this facility expires in October 2003

Bulgaria

The Company leases a 784 square meter manufacturing and office facility in Samakov, Bulgaria. The lease for these premises is scheduled to expire on December 31, 2005.

Item 5.     Operating and Financial Review and Prospects

Overview

The Company’s net sales are derived from the manufacture and sale of clocks, metal parts/components and cameras. The Company conducts its manufacturing operations in facilities in southern China and Bulgaria.

The metal pressing operations currently account for the largest portion of the Company’s net sales and income. The gross profit margin on metal stamping is generally higher than that of camera and clock manufacturing, but it is typically more affected by fluctuations in raw material prices, particularly prices of rolled steel. During the past fiscal year, the Company has sold Kienzle branded products in Europe that were manufactured by others for sale as Kienzle products. The Company’s margins on these sales is significantly higher than on sales of its own manufactured products.

The location of the Company’s executive offices in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company has historically benefited from favorable overall income tax rates, the tax rate applicable to the Company for the fiscal year ended March 31, 2003 was 9.3%. (The Company’s income tax rate for the fiscal year ended March 31, 2002 was 33.5% as a result of one-time non-deductible items.) The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong income tax. The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong, namely in China. The statutory tax rate in Hong Kong currently is 16.0%, and there are no taxes on dividends or capital gains. The proposed tax rate in Hong Kong for 2004 will be 17.5%.

Unlike companies which have wholly-owned subsidiaries located in China or operate under joint venture agreements in China, under the BFDC Agreements pursuant to which it operates in China, the Company does not pay taxes in China because it is not considered to be doing business in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. Arrangements such as the BFDC Agreements under which the Company operates in China are one of the most common types of arrangements in southern China for Hong Kong manufactures. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws.

Net sales to customers by geographic area are generally determined by the shipping destinations specified by the customers. In China, however, net sales are always recorded as generated in Hong Kong because the purchase orders are issued by Hong Kong-based companies. For example, if a customer directs the Company to ship a product to the U.S. (or any other overseas market), the sale is recorded as a sale to the U.S. (or the specified market). However, if a product is delivered to a customer in China, the sales will be recorded as generated in Hong Kong.

Results of Operations

General

During the past three years discussed below, the Company’s revenues have been derived from the manufacture and sale of (i) metal stamped parts and components (ii) clocks and clock movements and (iii) cameras. During the much of the past two fiscal years, the Company also sold watches and other products that it did not manufacture under the “Kienzle” name. The revenues generated by such trading activities during the 2002 and 2003 fiscal years amounted to $450,000 and $1,768,000, respectively, or 2.3% and 8.7% of net sales, respectively.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2001	2002	2003
Net Sales	100.0%	100%	100%
Cost of sales	85.8	82.6	80.9

Gross profit	14.2	17.4	19.1
Selling, general and administrative expenses	20.1	18.6	18.3

Operating income/loss	(5.9)	(1.2)	0.8
Interest expense	0	(0.1)	(0.2)
Other income/(expense), net	(0.9)	0.4	2.1
Share of affiliate (loss)	(0.1)	0	0

Income/loss before income taxes	(6.9)	(0.9)	2.7
Income taxes	(0.2)	(0.3)	(0.3)

Net income/loss	(7.1%)	(1.2%)	2.4

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net sales for the year ended March 31, 2003 (“fiscal 2003”) increased by $938,000, or 4.8% from the year ended March 31, 2002 (“fiscal 2002”) as a result of increases in net sales in the Company’s camera and clock businesses. Sales in metal manufacturing decreased by $336,000 during fiscal 2003.

Net sales of clocks and watches registered the largest increase in net sales during the fiscal year ended March 31, 2003. Sales of clocks and watches increased by $905,000, or by 31.6%, from the prior year to $3,772,000 as a result of (i) the sale Kienzle branded products sold in Europe under a new trading program, (ii) the sale of watches manufactured by the Company, and (iii) to a lesser extent, the manufacture of radio controlled clocks. During fiscal 2003, sales of clocks and watches represented 18.5% of the Company’s total net sales, compared to 14.8% in fiscal 2002. Prior to fiscal 2003, the Company did not manufacture watches. Sales of quartz clocks, which historically have represented the majority of the Company’s clock sales, continued to decrease in fiscal 2003 as the Company faced stiff price competition from numerous new manufacturers of low-cost, low quality quartz clocks. As a result of a new licensing agreement that the Company entered into with a German company engaged in the marketing, sale and distribution of “Kienzle” branded products in Europe, the Company expects that sales of clocks, watches and other Kienzle branded products will increase in the current fiscal.

Camera sales increased by $369,000 during fiscal 2003 over fiscal 2002 from $4,541,000 to $4,910,000. For fiscal 2003, camera sales represented 24.1% of the Company’s net sales, compared to 23.4% in fiscal 2002. The increase in sales in cameras was due primarily to increased sales of single-use cameras to Hong Kong trading companies. Camera sales from the Company’s Bulgaria division constituted $1,563,000 in fiscal 2003 compared to $764,000 in fiscal 2002. As a result of significant competition for the low cost cameras that constitute a majority of the Company’s camera sales, the Company’s gross margins on most camera sales are very low. Accordingly, increases in sales of these cameras do not materially increase the Company’s profitability.

Sales of metal manufactured products decreased in fiscal 2003 by $336,000, or 2.8%, from fiscal 2002, due to a decrease in orders from the Company’s Japanese clients. Sales of metal manufactured parts represented 57.4% of the Company net sales during fiscal 2003 compared to 61.8% of net sales in fiscal 2002. During the past few years, the Company’s Japanese clients have shifted the manufacturing of their standard, simple parts to other low-cost manufacturers, many of whom were recently established near the Company’s manufacturing facilities in Shenzhen. In order to avoid competing with these other low-cost manufacturers based solely on price, the Company recently shifted its focus from these low margin metal stamping projects to the manufacture of parts, components and products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components, and not just metal stamped parts, the Company will focus on manufacturing larger orders of customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated capabilities, the Company believes that it will be able to increase its gross margins and reduce the costs associated with setting up and manufacturing small run, metal stamping parts. While sales of metal manufactured products have decreased slightly and faced increased competition, the metal manufacturing operations of the Company continued to be the most profitable for the Company during fiscal 2003.

The Company’s gross profits as a percentage of its net sales increased to 19.1% in fiscal 2003 from 17.4% in fiscal 2002. The increase was primarily due to an increase in the Company’s production efficiency and to the benefits of its previously instituted cost-cutting program.

Selling, general and administrative expenses for fiscal 2003 increased by $98,000, or 2.7%, but decreased slightly as a percentage of total net sales from 18.6% in fiscal 2002 to 18.3% in fiscal 2003 due to the greater increase in net sales in fiscal 2003. The increase in selling, general and administrative expenses is due to higher insurance cost, increased marketing activities, an increase in professional fees (due in part to the additional compliance procedures imposed by the U.S. Sarbanes-Oxley Act of 2002 and related regulations), and increased transportation costs.

The combination of increased sales, improved gross margins as a percentage of sales, and moderated selling, general and administrative expenses resulted in the Company generating operating income of $159,000. The Company had a loss from operations of $241,000 in fiscal 2002.

In fiscal 2003, the Company recognized a net currency exchange gain of $344,000 due to the weakening U.S. dollar exchange rate. Since the Company’s accounts are stated in U.S. dollars, sales made in euros and other foreign currencies are converted into U.S. dollars.

The Company’s interest expense and interest income both decreased during fiscal 2003 compared to fiscal 2002 due primarily to the decrease in interest rates.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Net sales for the year ended March 31, 2002 increased by $1,889,000, or 10.8%, from the year ended March 31, 2001. The increase in net sales was almost entirely due to an increase in sales of cameras, which increased by $1,885,000 from the prior year. Net sales of both clocks and metal manufactured products each remained relatively unchanged during the current year compared to the prior fiscal year.

Net sales of cameras increased in each of Hong Kong/China, Europe and the United States, the three principal geographic markets of the Company’s product sales. As a result of the $1,885,000 increase in net sales of cameras, cameras constituted 23.4% of the Company’s net sales, compared to 15.1% in the prior year. During the fiscal year ended March 31, 2002, the Company’s new Bulgarian manufacturing office manufactured and sold in Europe approximately $764,000 of cameras. The Company did not manufacture cameras in its Bulgarian facilities prior to this last fiscal year.

Sales of clocks and watches for the year ended March 31, 2002 increased by $200,000, or 7.0% as compared to the year ended March 31, 2001, and represented 14.8%, of the Company’s March 31, 2002 fiscal year sales compared to 15.2% of the Company’s net sales for the year ended March 31, 2001. During fiscal 2002, the Company initiated a program under which it sold clocks manufactured by other makers in Europe under its own “Kienzle” trademark. This new trading program generated approximately $450,000 of revenues. Accordingly, excluding sales of clocks manufactured by others, net sales of clocks manufactured by the Company decreased in the current fiscal year compared to the fiscal year ended March 31, 2001. The Company believes that this decrease is the result of an industry-wide decrease in demand for the type of quartz clock that the Company has been manufacturing and selling. In order to offset decreased sales in traditional quartz clocks, the Company has developed and has commenced selling a new line of radio controlled clocks. Although the Company sold some radio controlled clocks during the fiscal year ended March 31, 2001, the amount of such sales was insignificant.

Sales of metal manufactured parts and components for the year ended March 31, 2002 decreased by $196,000, or 1.6%, as compared to the year ended March 31, 2001 and represented 61.8% of the Company’s total sales. Net sales from the metal stamping segment for the year ended March 31, 2001 represented 69.7% of the Company’s net sales. The decrease in sales of OEM manufactured products was primarily due to the decrease in sales to Japan. The significant decrease in sales to Japan was largely offset by an increase in sales of OEM products to Europe and by an increase in sales to Hong Kong/China.

The Company’s gross profits as a percentage of its net sales increased from 14.2% in the year ended March 31, 2001 to 17.4% in the year ended March 31, 2002. The reasons for the increase include (i) the higher margins the Company has realized in its metal manufacturing because of the increasing emphasis on manufacturing subassemblies and components, (ii) the increasing sales of watches and other products sold in Europe under the Kienzle name (which sales have higher margins), and (iii) the effects of the company-wide restructuring that was instituted during the fiscal year. Although the Company’s gross profits as a percentage of its net sales increased during the past year, the percentage is still below the levels the Company has previously achieved. The Company attributes the lower gross profits to the loss of its competitive advantage that it used to have due to its operations in China. Since many other manufacturers have now also established facilities in China, prices for manufactured products have been decreasing and competition has been increasing.

Selling, general and administrative expenses for the year ended March 31, 2002 increased by $104,000, or 2.4%, but decreased as a percentage of total net sales from 20.1% to 18.6%. The decrease in selling, general and administrative expenses as a percentage of net sales was due entirely to the significant increase in net sales and the minor increase in such expenses. The increase in selling, general and administrative expenses is due to the legal fees and other expenses the Company incurred in connection with the ITC proceedings against Fuji Photo Film Co. Ltd. (see, “Item 8. Financial Information—Legal Proceedings.”) Excluding these legal fees and expenses, selling, general and administrative expenses decreased as the Company cost-cutting efforts and its reorganization took effect and reduced the Company’s overall operating expenses. In addition, the Company’s selling, general and administrative expenses were also affected by the recently opened facilities in Bulgaria.

During the fiscal year ended March 31, 2001, the Company incurred a $216,000 loss due to currency exchange rate fluctuations. During the most recently completed fiscal year, however, the Company realized a currency exchange rate gain of $13,000. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be impacted by the fluctuations of currencies.

The Company’s interest expenses decreased for the fiscal year ended March 31, 2002 from the prior fiscal year. Similarly, the Company’s interest income for the most recent fiscal year also decreased from the prior fiscal year ended March 31, 2001. The decrease in both interest expense and interest income is due to a decrease in the interest rate. However the net effect of these changes was unchanged during the past two years, as the net interest expense for the fiscal year ended March 31, 2001 was ($9,000) compared to a net interests expense for the fiscal year ended March 31, 2002 of ($18,000).

As a result of increased sales and an improved gross profit as a percentage of net sales, the Company’s net loss before income taxes decreased from $1,218,000 for the March 31, 2001 fiscal year to a net loss of $152,000 in the most recently completed fiscal year.

Liquidity and Capital Resources

At March 31, 2003, the Company had a working capital of $7,753,000, compared to working capital of $6,716,000 at March 31, 2002.

The Company had historically generated sufficient funds from its operating activities to finance its operations and there had been little need for external financing other than capital leases which are used to finance equipment acquisitions. During the fiscal year ended March 31, 2003, the Company generated $1,321,000 of cash from its operating activities. After deducting cash expended in investment activities (consisting mostly of purchases of new equipment) and cash expended to repay indebtedness, the Company’s cash and cash equivalent position increased by $959,000 to $3,148,000 at March 31, 2003. Nevertheless, in order to fund its needs for additional working capital, the Company has entered into credit facilities with the Hong

Kong and Shanghai Bank and with DBS Kwong On Bank Ltd. The credit facilities bear interest at a rate of between 1.0% to 2.0% over the banks’ prime lending rate as in effect from time to time. As of March 31, 2003, the Company had borrowed a total of $1,156,000 under its credit facilities and had a total of $708,000 of credit available under its existing credit facilities.

The Company currently carries only a small amount of long-term debt ($105,000 as of March 31, 2003). As a result, of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities.

The Company has previously entered into an agreement with the law firm that handled the Fuji litigation before the ITC (see, “Item 8. Financial Information—Legal Proceedings”). In the event that the litigation is resolved favorably to the Company, the law firm will be entitled to receive one-third of the net profits that the Company derives from the world-wide sale of its new camera. The total maximum that the firm could receive is $1,000,000. As a result of this fee arrangement, if the Company starts to sell this new camera, the amount of profit it will generate from the sale of this camera will, therefore, be reduced.

During the current fiscal year (ending March 31, 2004), the Company anticipates that, company-wide, it will spend up to $1 million this fiscal year on capital expenditures, most of which will be used for its metal manufacturing operations. In addition, assuming that the new lease for the Company’s facilities is entered into as anticipated, the Company’s landlord has agreed to construct a new manufacturing building for the Company, and the Company has agreed to advance its landlord less than $400,000 to defray the construction costs of that building. The advance will be repaid during the term of the new lease. Some of the new equipment purchases may be acquired through financing provided by the sellers of the equipment.

Impact of Inflation

The Company believes that inflation has not had a material effect on its business.

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations. The Company does not consider any issues with respect to seasonality to be material.

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars and Hong Kong dollars. In addition, all of the payments the Company is required to make under the BFDC Agreements for its manufacturing facilities, its factory workers, as management fees and other operating charges are based on the Hong Kong dollar. The exchange rate between the U.S. dollar and the Hong Kong dollar has been fixed since 1983 at approximately HK $7.80 to US $1.00. Accordingly, the Company has not been subject to material currency fluctuations with respect to these aspects of its operations. However, since the Company’s clock, camera and other sales in Europe are denominated in euros, the Company is subject to the risks of exchange rate fluctuations. During the fiscal year ended March 31, 2001, the Company experienced a net currency exchange loss of $216,000, whereas the Company recognized net exchange gains of $13,000 and $344,000, respectively, during the fiscal years ended March 31, 2002 and March 31, 2003. The recent exchange rate gains are due to the improved exchange rate between the euro and the U.S. dollar and the increasing amount of sales denominated in euros. However, as the Company increases its European operations, the Company will in the future continue to be subject to the risk of rate fluctuations, and such fluctuations may result in losses as well as gains. The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the euro in particular, could have a material impact on the Company’s future earnings/losses.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets, intangible assets and litigation. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Bad and doubtful debts—The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

Inventories—Inventories, consisting of finished goods, raw materials and packaging materials, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

Income taxes—The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of assets—The Company’s long-lived assets principally include property, plant and equipment and intangible assets. In assessing the impairment of these assets, the Company has made assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, the Company may be required to record impairment charges for these assets. For the year ended March 31, 2003, the Company did not record any impairment charge with respective to these assets.

Litigation—The Company records contingent liabilities relating to litigation or other loss contingencies when it believes that the likelihood of loss is probable and the amount of the loss can reasonably be estimated. Changes in judgments of outcome and estimated losses are recorded, as necessary, in the period such changes are determined or become known. Any changes in estimates would impact its future operating results. Significant contingent liabilities, which the Company believes are at least possible, are disclosed in the Notes to the Consolidated Financial Statements.

Industrial property rights—Industrial property rights represent the patents, technology and the rights relating to the name “Kienzle” and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets.

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 25, 2003 are as follows:

Name	Age	Positions
Roland W. Kohl	54	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	54	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	37	Chief Financial Officer, Secretary
May Tsang Shu Mui	43	Administration Manager, Director
Tiko Aharonov	56	General Manager, Camera Operations-Bulgaria, Director
Quan Vinh Can (Joseph)	54	Factory Manager, Metal Stamping Operations
Benson Lee (1) (2)	61	Director
David Tamir (1) (2)	67	Director
Terrence A. Noonan (1) (2)	65	Director
Dirk Hermann (1)	39	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over twenty year’s experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

Satoru Saito. Mr. Saito has been employed by the Company since its inception and has been a Director since September 14, 1996. Mr. Saito’s responsibilities include supervision of sales and marketing in the metal manufacturing division. Mr. Saito has extensive experience in working with Japanese companies in Japan and China. Mr. Saito is a Japanese national and resides in Hong Kong.

Fong Po Shan. Ms. Fong was employed as a Chief Financial Officer and Secretary of the Company in January 1998. Ms. Fong’s responsibilities include planning financial development and setting up the internal systems. From 1995-1997, Ms. Fong worked at Philips Hong Kong Limited and KONE Elevator (HK) Limited as a Management Accountant and Financial Control and Supply Manager, respectively. From 1991-1994 Ms. Fong was employed as an Accounting Manager of the Company. She is a member of Australian Society of Certified Practicing Accountants and Hong Kong Society of Accountants. She graduated from Simon Fraser University with a Bachelor Degree in Business Administration in Canada in 1990 and received a Masters in Accounting from the Charles Stuart University in 1994.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and, since March 1998, as a General Manager of the Company’s camera operations. In connection with the establishment of the Company’s Bulgarian facility, Mr. Aharonov assumed the position of General Manager of the Bulgarian operations. He is currently stationed in Bulgaria. Mr. Aharonov is also a Director of several Israeli companies. He was a bank manager for a leading Israeli commercial and retail bank in the past five years has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel.

May Tsang Shu Mui. Ms. Tsang has been the Company’s Factory Manager in charge of camera manufacturing and a Director of the Company since 1990. In 2001, Ms. Tsang became the Company’s Administration Manager. Ms. Tsang is a Chinese national and resides in Hong Kong.

Quan Vinh Can (Joseph). Mr. Quan has been employed as the Company’s Factory Manager since 1994. He is responsible for all of the Company’s manufacturing operations. Mr. Quan joined the Company’s metal stamping operations in 1990 as an assistant Production Manager. He graduated from the national Taiwan University with a Bachelor Degree in Electrical Engineering in 1974.

Benson Lee. Mr. Lee was the founder of Hi-Lite Camera Company has been a director of the Company since 1991. Mr. Lee has been involved in property investment and development in Hong Kong, China and the U.S. over the past five years and has more than 30 years of manufacturing and business experience.

David Tamir. Mr. Tamir has been a Director of the Company since its inception in 1990. He has been a Director of Delta United Holdings, a property development company, since 1984. He has over thirty years experience in a wide range businesses including building, property development, and retailing. For the past ten years, Mr. Tamir has owned and operated petroleum retail outlets.

Terrence A. Noonan. Mr. Noonan has been a director of the Company since July 1999. He has most recently served as president and chief operating officer of Furon Company, a publicly traded manufacturer of polymer based materials. He also held a variety of other management positions at Furon, which he joined in 1987. Prior to his Furon Company tenure, Mr. Noonan held management positions with other manufacturing companies, including the Eaton Corporation, Samuel Moore & Company and Lamson & Sessions Co.

Dirk Hermann. Dr. Hermann was appointed to the Board of Directors in January 2003. Dr. Hermann currently serves as the regional marketing manager for the southwestern region of Germany for Allianz Versicherungs-AG. He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich. Prior, he held a marketing position with MSU Management Consulting GmbH. He began his marketing career with Gruber, Titze and Blank GmbH, a management consulting firm based in Germany. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Dr. Hermann is the brother-in-law of Roland Kohl. Other than the foregoing relationship, there is no family relationship between any of the above-named officers, directors or employees. To the Company’s knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Board Compensation

During the past fiscal year, the Company paid each non-executive director (Messrs. Lee, Tamir and Noonan) a director’s fee of $6,000 per annum and reimburse all reasonable expenses incurred in connection with services as a director.

Board Practices

Directors of the Company are elected each year at the Company’s annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. The Company generally holds its annual meeting of shareholders within 90 days after the filing of its Annual Report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this Annual Report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment.

The members of the both the Audit Committee of the Board of Directors currently are Benson Lee, David Tamir, Terrence A. Noonan and Dirk Hermann. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors and the Company’s accounting practices.

The Compensation Committee of the Board of Directors currently consists of Benson Lee, David Tamir and Terrence A. Noonan. The Compensation Committee administers the Company’s 1996 Stock Option Plan and provides recommendations for the salaries and incentive compensation of the executive officers of the Company, which compensation levels are then approved by the Board of Directors.

Employees

As of March 31, 2003, the Company employed a total of 1,671 full-time employees. Of these employees, 15 were engaged in the administration of the Company, 1,561 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 15 were engaged in marketing, and the balance (80 employees) were engaged in miscellaneous other supporting functions. Of the foregoing employees, 1,536 were employed in China, 28 in Hong Kong, 103 in Bulgaria, and four in Germany. The employees in Germany are principally engaged in marketing. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to fulfill their management or technical functions.

The employees working at the Company’s facilities in China are employed by BFDC pursuant to the BFDC Agreements. The number of workers employed by the BFDC fluctuates largely due to the availability of workers and the time of year. The seasonality is also dependent, to a lesser extent, on orders held by the Company. The Company has experienced temporary and minor shortages of labor in China and has taken action to attract additional workers from other provinces of China to its factory complex in Long Hua, Shenzhen. From time to time, labor supply has been adversely affected primarily due to transportation difficulties in bringing workers to Shenzhen due to flooding or other natural disasters as well as seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village. Although the Company experiences high turnover of employees annually, to date it has not experienced significant difficulty in obtaining employees. As a result of its agreement with the BFDC, the Company can increase or decrease the number of its employees on short notice without much difficulty or expense.

The Company’s employees are not parties to any labor union or collective bargaining agreement, and the Company has, to date, not experienced any labor stoppages. The Company believes that its relations with employees are good.

Options of Directors and Senior Management

The following table sets forth the number of Common Shares that each Director and executive officer of the Company could purchase as of June 25, 2003, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price

Roland W. Kohl	100,000 4,000 100,000	October 16, 2004 October 26, 2003 June 2, 2008	$2.0625 $3.00 $1.55

Tiko Aharonov	32,781 10,000 4,000	August 31, 2004 May 7, 2005 October 26, 2003	$2.22 $1.1875 $3.00

May Tsang Shu Mui	10,000 4,000	May 7, 2005 October 26, 2003	$1.1875 $3.00

Lee Benson	10,000 4,000	May 7, 2005 October 26, 2003	$1.1875 $3.00

David Tamir	10,000 4,000	May 7, 2005 October 26, 2003	$1.1875 $3.00

Terrence A. Noonan	10,000	May 7, 2005	$1.1875

Satoru Saito	10,000 4,000	May 7, 2005 October 26, 2003	$1.1875 $3.00

Fong Po Shan	20,000 4,000	May 7, 2005 October 26, 2003	$1.1875 $3.00

Quan Vinh Can (Joseph)	11,616 2,500 4,000	December 12, 2003 May 7, 2005 October 26, 2003	$1.55 $1.1875 $3.00

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 400,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability. As of March 31, 2003, options to purchase a total of 240,500 Common Shares were still outstanding. The average weighted exercise price of the options outstanding on March 31, 2003 was $1.91. The maximum term of options granted under the Option Plan is five years. In addition to the options that can be granted under the Option Plan, the Company also granted options/rights to purchase 262,076 Common Shares to certain of the directors and key employees prior to its December 1996 initial public offering, of which options/rights to purchase a total of 44,397 were still outstanding as of June 25, 2003. On June 3, 2003, the Company granted certain employees options to purchase a total of 100,000 Common Shares at a price of $1.47 (the closing trading price on the date of grant), which options were granted under the Option Plan. In addition, to replace the options/rights to purchase 100,000 Common Shares that were granted to Mr. Kohl in 1996 and which options/rights expired in January 2003, the Board on June 3, 2003 also granted to Mr. Kohl options/rights to purchase an additional 100,000 Common Shares at an exercise price of $1.55 per share (which is the same price as the options that expired in January 2003 but is higher than the closing trading price on the date of grant, $1.47). Since the options/rights granted to Mr. Kohl in 1996 were not granted under the Option Plan, the new options/rights likewise were not granted under the Option Plan. As a result, as of June 25, 2003 the Company has outstanding options to purchase a total of 484,897 Common Shares.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 25, 2003, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned	Percent Beneficially Owned(**)
Roland W. Kohl	428,797(2)	13.64%
David Tamir	14,000(3)	*
Benson Lee	360,830(4)	12.22%
Tiko Aharonov	275,900(5)	9.36%
Dirk Hermann	0	*
Satoru Saito	363,980(4)	12.32%
May Tsang Shu Mui	70,171(6)	2.38%
Cartwright Investments Limited	346,830	11.80%
Terrence A. Noonan	10,000(3)	*
Fong Po Shan	25,283(7)	*
Quan Vinh Can	24,116(8)	*

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories Hong Kong.
(2)	Includes stock options to purchase 204,000 Common Shares which are currently exercisable.
(3)	Represents currently exercisable stock options to purchase Common Shares.
(4)	Includes stock options to purchase 14,000 Common Shares which are currently exercisable.
(5)	Includes stock options to purchase 46,781 Common Shares which are currently exercisable.
(6)	Includes stock options to purchase 14,000 Common Shares which are currently exercisable.
(7)	Includes stock options to purchase 24,000 Common Shares which are currently exercisable.
(8)	Includes stock options to purchase 18,116 Common Shares which are currently exercisable.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions. The Company did not engage in any related party transactions during the fiscal year ended March 31, 2003.

Item 8.     Financial Information.

The Company’s consolidated financial statements for the three-year period ended March 31, 2003 are set forth under Item 18 “Financial Statements.” The Company’s unaudited quarterly financial information for the year ended March 31, 2003 and 2002 are set out below:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002
Net Sales	$5,303	$5,242	$4,246	$4,641
Gross profit	1,074	803	525	982
Operating income (loss)	274	(155)	(445)	85

Net income (loss)	183	26	(415)	(25)
Earnings (loss) per share—basic	0.06	0.01	(0.14)	(0.01)
Earnings (loss) per share—diluted	0.06	0.01	(0.14)	(0.01)

2003
Net Sales	$4,544	$5,092	$5,349	$5,385
Gross profit	724	1,171	1,035	952
Operating income (loss)	(145)	183	83	38
Net income (loss)	89	100	162	134
Earnings (loss) per share—basic	0.03	0.04	0.05	0.05
Earnings (loss) per share—diluted	0.03	0.04	0.05	0.05

Dividend Policy. Due to the net losses experienced by the Company in the past few years, the Company has not paid a dividend since the fiscal year ended March 31, 2000. However, since the Company has now returned to profitability, the Company is considering reinstating its policy of paying cash dividends annually. Any future dividend will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. If re-commenced, the dividend paying policy can be terminated at any time. Although it is the Company’s intention to be able to pay dividends once its operations improve, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its is capable of doing so.

Legal Proceedings.

In the Matter of Certain Lens-Fitted Film Packages, Inv. No. 337-TA-406 Consolidated Enforcement and Advisory Opinion Proceeding. The International Trade Commission (“ITC”) issued a “Notice Of Institution Of Formal Enforcement And Advisory Opinion Proceedings” on July 31, 2001. The proceedings are directed to Lens-Fitted Film Packages which are inexpensive, single use cameras. The Notice named a number of parties to the Formal Enforcement proceedings and a number of parties to the Advisory Opinion proceedings. The Company was originally named as an Advisory Opinion respondent. The ITC referred the case to an Administrative Law Judge (“ALJ”) to conduct a hearing and address other issues pertaining to the proceedings. Subsequent to the initial filing, a motion was filed with the ALJ to add the Company as an Enforcement respondent. This motion was granted by the ALJ.

On February 11-16, 2002, a hearing was conducted. On May, 2, 2002 the ALJ made an Initial Determination regarding the merits of the case. At issue for the Company were certain claims in four US Patents assigned to Fuji Photo Film Co., Ltd.: US Patent No. 4,884,087 (“the ‘087Patent”), US Patent No. 5,381,200 (“the ‘200 Patent”), US Patent No. Re 34,168 (“the ‘168 Patent”), and US Patent No. 4,972,649 (the ‘649 Patent”) and whether the Company’s HL-1 model camera violated one or more of those patents. During the proceedings preparatory to the hearing, the Company sought to introduce its HL-2 camera into the proceedings. The HL-2 camera was designed to be outside the scope of all patents at issue in the proceeding, and in particular the ‘200 Patent and the ‘649 Patent. Introduction of the HL-2 camera into the ITC proceeding was denied by the ALJ.

In the Initial Determination regarding the Company, the ALJ found that the HL-1 camera did not infringe the ‘087 Patent and the ‘168 Patent. The ALJ also found that the HL-1 camera infringed the ‘200 Patent and the ‘649 Patent. The ALJ did not assess any enforcement sanctions against the Company.

On August 7, 2002, the ITC decided not to review any of the ALJ’s findings concerning these five patent claims. Nonetheless, due to further disputes between Fuji and other parties, additional hearings to which the Company was not a party, were required. The ALJ made his determinations and the ITC adopted the ALJ’s views and issued a final order on May 15, 2003. In its order, the ITC also adopted the ALJ’s recommendations concerning relief. As a result, the Company is subject only to a general exclusion order which is applicable to all companies importing products into the United States prohibiting them from importing items that infringe the patents at issue in the ITC proceeding. The ITC rejected Fuji’s request to issue a cease and desist order against the Company or to impose civil penalties upon it.

On October 7, 2002, while further proceedings between Fuji and other parties were taking place before the ALJ, Fuji filed a notice of appeal of the decision by the ITC on the Company’s issues. The appeal identified the International Trade Commission as the respondent and was filed with the U.S. Court of Appeals for the Federal Circuit. On November 26, 2002, the Court of Appeals granted the Company’s motion to intervene in the appeal. The Court of Appeals subsequently stayed and suspended its review to allow the ITC to reach a final decision.

The ITC’s decisions are final and complete. Nevertheless, the Court of Appeals has the authority to reverse any or all of the ITC’s determinations and to return the matter to the ITC to rehear any or all of the case.

The Company is not involved in any other material legal proceedings.

Item 9.     The Offer Listing

The Company’s Common Shares are currently traded on The Nasdaq SmallCap Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. Until April 16, 1999, the Company’s Common Shares were traded on The Nasdaq National Market under the same symbol. On June 26, 2003, the last reported sale price of our common shares on The Nasdaq SmallCap Market was $1.96 per share. As of June 25, 2003, there were 55 holders of record of the Company’s Common Shares

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2003:

Year Ended	High	Low
March 31, 2003	$2.00	$0.47
March 31, 2002	$1.33	$0.60
March 31, 2001	$1.625	$0.625
March 31, 2000	$4.125	$0.813

March 31, 1999	$4.781	$2.00

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2003	$2.00	$0.60
December 31, 2002	$0.80	$0.48
September 30, 2002	$0.70	$0.47
June 30, 2002	$0.79	$0.55

March 31, 2002	$1.00	$0.62
December 31, 2001	$1.00	$0.60
September 30, 2001	$1.33	$1.00
June 30, 2001	$1.00	$0.75

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by The Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2003	$1.70	$1.44
April 30, 2003	$1.70	$1.44
March 31, 2003	$2.00	$1.59
February 28, 2003	$1.60	$1.37
January 31, 2003	$1.69	$0.60
December 31, 2002	$0.80	$0.48

Item 10.     Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2003 and June 25, 2003, there were 2,939,207 Common Shares of the Company outstanding, net of 37,800 treasury shares, all of which was fully paid. In June 1999, the Company commenced a stock repurchase program pursuant to which the Company has, from time to time, repurchased shares of its publicly traded Common Shares. Through March 31, 2003, the Company has repurchased a total of 37,800 Common Shares for a total price of $53,876 (excluding transaction fees).

The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above) and by an option to purchase 100,000 shares of Common Shares that the Company has agreed to issue to the law firm that represents the Company in the Fuji proceedings currently pending before the ITC if the proceedings are resolved favorably to the Company (See, Item 8, “Financial Information—Legal Proceedings,” above.)

As of March 31, 2003, the Company no longer had any warrants to purchase Common Shares outstanding. Prior to December 9, 2001, the Company had an aggregate of 1,155,000 warrants outstanding, which warrants were exercisable for the purchase of 525,000 Common Shares at $6.45 per share until December 9, 2001. Pursuant to their terms, the warrants expired on December 9, 2001.

Memorandum And Articles Of Association

Highway Holdings Limited is registered at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands and has been assigned company number 32576. The objectives or purposes of the Company are to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. The Company does not believe that there are any restrictions in its charter or under British Virgin Island law that materially limit the Company’s current or proposed operations.

Regulation 60 of the Company’s Articles of Association (the “Articles”) provides that a favorable vote of a majority of the Company’s independent directors is required as to any related party transaction between the Company and any 5% or more members of the Company and/or officer or director of the Company. It also provides that the Company shall use its best efforts to at all times maintain at least 2 independent directors. However, a director may vote or consent with respect to any contract or arrangement in which the director is materially interested, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors. Regulation 88 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company.

There is no provision in the Articles for the mandatory retirement of directors. Directors are not required to own shares of the Company in order to serve as directors.

The authorized share capital of the Company is $200,000 divided into 20,000,000 Common Shares with par value of $0.01 each. Holders of our Common Shares are entitled to one vote for each whole share on all matters to be voted upon by members, including the election of directors. Holders of our Common Shares do not have cumulative voting rights in the election of directors. All of our Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of our Common Shares are entitled to receive dividends if and when declared by our Board of Directors out of surplus in accordance with British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our Common Shares are distributable among them according to their respective holdings. Holders of our Common Shares have no preemptive rights to purchase any additional, unissued Common Shares.

Regulation 17 provides that the Company may purchase, redeem or otherwise acquire and hold its own shares out of surplus or in exchange for newly issued shares of equal value. However, no purchase, redemption or other acquisition shall be made unless, immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business, and the Company will not be insolvent.

Regulation 10 of the Articles provide that without prejudice to any special rights previously conferred on the holders of any existing shares, the unissued shares in the Company are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of the directors determine.

Clause 10 of the Memorandum of Association provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of that class or series and of the holders of not less than three fourths of any other class or series of shares which may be affected by such variation.

Clause 15 of the Memorandum of Association (which is subject to the provisions of regulation 60 of the Articles) provide that the Memorandum and Articles of Association of the Company may be amended by a resolution of members or a resolution of directors. Regulation 60 of the Articles provides that any proposed change in the Memorandum and Articles of Association not otherwise approved by the majority vote of the shares held by the Company’s non-management members shall be approved by a majority of the Company’s directors and not disapproved by a majority of the Company’s independent directors. Subject to the preceding sentence, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. The Company’s ability to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our Common Shares at a premium over the then current market price.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Regulations 38 to 58 of the Articles and under the International Business Companies Act. The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company. An annual meeting of members is held for the election of directors of the Company and in the manner provided in the Articles of Association. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient. If the Company fails to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the Company’s last annual meeting, a court of competent jurisdiction of the British Virgin Islands may summarily order a meeting to be held upon the application of any member or director.

British Virgin Islands law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

The full text of the Articles and Memorandum of the Company are attached to this Annual Report on Form 20-F as Exhibit 1.1.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding the filing of this Annual Report:

The Company has not entered into any material contracts other than in the ordinary course of business and other than those discussed in the Property, Plant and Equipment section under Item 4 “Information on our Company” and in the and the Liquidity and Capital Resources section under Item 5 “Operating and Financial review and Prospects”.

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive officers are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Taxation and repatriation of income regarding the Company’s China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company’s financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s securities.

Taxation

No reciprocal tax treaty regarding withholding tax exists between the U.S. and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. The Company is not obligated to withhold any tax for payments of dividends and shareholders receive gross dividends irrespective of their residential or national status.

Documents On Display

The documents concerning the Company which are referred to in this Annual Report may be inspected by shareholders of this Company at the offices of this Company in Hong Kong.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk.

We pay labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan. However, we sell most of our products in Hong Kong dollars, U.S. dollars, and in euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. As a result of the increasing amount of transactions that are denominated in euros, the Company is increasingly subject to fluctuations in the rates of exchange between the dollar and the euro, which fluctuations will affect the Company’s results of operations. An increase in the value of a particular currency (such as the euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company does not currently own any market risk sensitive instruments. However, the Company may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if it determines that such instruments can offset these risks is a sound and cost-efficient manner.

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $1,156,000 of short-term borrowings that are subject to interest rate changes and $230,000 of long-term borrowings outstanding as of March 31, 2003. However, taking into consideration that the Company had cash and cash equivalents of $3,148,000 available as of March 31, 2003, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12.     Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.     Material Modification to the Rights of Securities Holders and use of Proceeds.

Not applicable.

Item 15.     Controls and Procedures.

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16.     Not applicable.

PART III

Item 17.     Not applicable

Item 18.     Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.     Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited, (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the year ended March 31, 2001).

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2

Form of lease, dated September 3, 2001, between Shenzhen Land & Sun Industrial & Trade Co., Ltd. registrant’s subsidiaries (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002).

4.3

Form of Stock Option Agreement, dated October 16, 1999, between the Company and Roland W. Kohl (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002).

4.4	License and Supply Agreement, dated as of January 30, 2003, is entered into by and between Highway Holdings Limited and Kienzle AG.

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

10.1	Section 906 Certifications

23.1	Independent Auditors’ Consent

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For each of the three years ended March 31, 2003

and Independent Auditors’ Report

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of

Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Hong Kong

June 25, 2003

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share data)

	Year ended March 31,
	2001	2002	2003
Net sales	$17,543	$19,432	$20,370
Cost of sales	15,051	16,048	16,488

Gross profit	2,492	3,384	3,882
Selling, general and administrative expenses	3,521	3,625	3,723

Operating (loss) income	(1,029)	(241)	159

Non-operating (expense) income:
Exchange (loss) gain, net	(216)	13	344
Interest expense	(140)	(82)	(64)
Interest income	131	64	20
Other income	57	78	81

Total non-operating (expense) income	(168)	73	381

Equity in loss of an affiliate	(21)	(5)	(5)

(Loss) income before income taxes	(1,218)	(173)	535
Income taxes (note 3)	(34)	(58)	(50)

Net (loss) income	$(1,252)	$(231)	$485

Basic and diluted (loss) income per share	$(0.43)	$(0.08)	$0.17

Weighted average number of shares outstanding (basic and diluted)	2,905	2,904	2,902

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except per share data)

ASSETS

	March 31,
	2002	2003
Current assets:
Cash and cash equivalents	$2,189	$3,148
Restricted cash (note 6)	1,157	1,157
Accounts receivable, net of allowances for doubtful accounts of $30 in 2002 and $63 in 2003	2,833	2,872
Inventories (note 4)	4,193	4,572
Prepaid expenses and other current assets	296	254

Total current assets	10,668	12,003
Property, plant and equipment, net (note 5)	4,243	3,657
Industrial property rights, at cost less accumulated amortization of $387 in 2002 and $506 in 2003	788	725
Investments in and advance to affiliates	2	109

Total assets	$15,701	$16,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,583	$1,917
Short-term borrowings (note 6)	1,146	1,156
Current portion of long-term debt (note 7)	60	125
Accrued mold charges	421	147
Accrued payroll and employee benefits	304	349
Accrued professional fee	158	89
Payable to an affiliate	—	109
Other liabilities and accrued expenses	280	358

Total current liabilities	3,952	4,250
Long-term debt (note 7)	52	105
Deferred income taxes (note 3)	231	231
Minority interest	—	1

Commitments and contingencies (note 8)

Shareholders’ equity:
Common Shares $0.01 par value—(Authorized: 20,000,000 shares; issued and outstanding: 2,935,776 shares)	30	30
Additional paid-in capital	8,793	8,793
Retained earnings	2,725	3,210
Accumulated other comprehensive loss	(33)	(73)
Treasury shares, at cost—31,800 shares at March 31, 2002 and 37,800 shares at March 31, 2003	(49)	(53)

Total shareholders’ equity	11,466	11,907

Total liabilities and shareholders’ equity	$15,701	$16,494

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury shares at cost	Total shareholders’ equity	Comprehensive (loss) income
	Shares	Amount
Balance at April 1, 2000	2,936	$30	$8,793	$4,208	$(67)	$(35)	$12,929
Repurchase of treasury shares	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	(1,252)	—	—	(1,252)	$(1,252)
Translation adjustments	—	—	—	—	34	—	34	34

Comprehensive loss								$(1,218)

Balance at March 31, 2001	2,936	30	8,793	2,956	(33)	(49)	11,697
Net loss	—	—	—	(231)	—	—	(231)	$(231)

Balance at March 31, 2002	2,936	30	8,793	2,725	(33)	(49)	11,466
Repurchase of treasury shares	—	—	—	—	—	(4)	(4)
Net income	—	—	—	485	—	—	485	$485
Translation adjustments	—	—	—	—	(40)	—	(40)	(40)

Comprehensive income								$445

Balance at March 31, 2003	2,936	$30	$8,793	$3,210	$(73)	$(53)	$11,907

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended March 31,
	2001	2002	2003
Cash flows from operating activities:
Net (loss) income	$(1,252)	$(231)	$485
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss on disposal of properly, plant and equipment	—	—	2
Depreciation and amortization	1,042	1,068	1,130
Equity in loss of an affiliate	21	5	5
Other	12	—	—
Changes in operating assets and liabilities:
Accounts receivable	530	(767)	(39)
Inventories	950	(50)	(379)
Prepaid expenses and other current assets	504	66	43
Accounts payable	61	(354)	334
Accrued mold charges	12	409	(274)
Accrued payroll and employee benefits	(8)	42	45
Accrued professional fee	(17)	98	(69)
Other liabilities and accrued expenses	(11)	78	38

Net cash provided by operating activities	1,844	364	1,321

Cash flows from investing activities:
Purchase of property, plant and equipment	(400)	(336)	(190)
Purchase of industrial property rights	(51)	(113)	(56)
(Increase) decrease in restricted cash	(585)	108	—
Advance to an affiliate	(28)	—	(3)

Net cash used in investing activities	(1,064)	(341)	(249)

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(Dollars in thousands)

	Year ended March 31,
	2001	2002	2003
Cash flows from financing activities:
Repayment of long-term debt	$(256)	$(79)	$(119)
(Decrease) increase in short-term borrowings—net	(190)	(48)	10
Common shares repurchased	(14)	—	(4)

Net cash used in financing activities	(460)	(127)	(113)

Net increase (decrease) in cash and cash equivalents	320	(104)	959
Cash and cash equivalents, beginning of year	1,973	2,293	2,189

Cash and cash equivalents, end of year	$2,293	$2,189	$3,148

Supplemental cash flow information:
Cash paid during the year for
Interest	$140	$82	$64
Income taxes	48	41	51

Non-cash transactions:

Additions to property, plant and equipment of $142 and $237 during the year ended March 31, 2002 and 2003, respectively, were financed by capital leases. There was no new capital lease inception during the year ended March 31, 2001.

Investment in an affiliate of $109 was financed by a payable to an affiliate during the year ended March 31, 2003.

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the “Company”) was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China”), in Shenzhen, China, in Germany and in Republic of Bulgaria (“Bulgaria”).

The Company and its subsidiaries operate in three principal business segments; metal stamping, (including tooling design and manufacturing), the manufacture and assembly of cameras, and clocks and watches. The Company sells its products to customers under its customers’ brand names and part of its sale of clocks and watches under the name “Kienzle”. The manufacturing and administrative activities are principally performed in Shenzhen and Bulgaria and selling activities are performed in Hong Kong, Shenzhen and Germany.

The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.

On April 7, 2002, the Company acquired 51% equity interest in Kienzle Balkan Limited, a company incorporated in Bulgaria, at a cash consideration of $1.3. The acquisition was accounted for as purchase and their operating results are included in the consolidated statements of operations from the date of acquisition. Kienzle Balkan Limited is engaged in sales of cameras, clocks and watches and is still under development stage. There is no significant goodwill as a result of this acquisition and the Company’s operating results would have approximated historical results if the acquisition occurred on April 1, 2001.

On March 28, 2003, the Company acquired 20% equity interest in Kienzle AG, a German stock corporation which is engaged in marketing, sale and distribution of “Kienzle” branded products. It is accounted for in the consolidated financial statements as an affiliate. The acquisition was financed by a payable to an affiliate and was still held at March 31, 2003.

The Company entered into a license agreement with Kienzle AG during the year ended March 31, 2003. Under the license agreement, the Company granted to Kienzle AG a five-year exclusive, royalty-free license to use and display the Kienzle mark solely in conjunction with the promotion, marketing, sale, and distribution by Kienzle AG of branded products in Austria, Benelux, Denmark, Germany, Spain, Switzerland, Norway, Sweden, Denmark, Finland, Portugal, France, and the United Kingdom. Under the license agreement, Kienzle AG is required to purchase all Kienzle branded products from the Company, and the Company is permitted to charge Kienzle AG its normal arms’ length price for those products. Under the license agreement, Kienzle AG is required to purchase $3,000 of products from the Company during the year ended December 31, 2003. However, during subsequent years, the amount of such purchases is required to increase to no less than $6,000 in the year ended December 31, 2004, $14,000 in the year ended December 31, 2005, and $28,000 in the year ended December 31, 2006. The Company will have the right to terminate the license agreement if Kienzle AG fails to meet these minimum purchase requirements. In addition, the Company has been granted an option, exercisable at its sole discretion at certain specified dates from 2005 to 2008, to increase its equity interest in Kienzle AG to at least 51%, when certain conditions are met, pursuant to the provisions of the license agreement. Should the Company elect to acquire a controlling interest in Kienzle AG, the Company would have to assign its “Kienzle” trademark to Kienzle AG.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

At March 31, 2003, details of the Company’s subsidiary companies are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities
Hong Kong	Antemat Limited	May 5, 1989	Dormant

Hong Kong	Badex Investments Limited	May 25, 1990	Dormant

Hong Kong	Cavour Industrial Limited	May 9, 1989	Providing tooling, handling and repairing services in China and management services to fellow subsidiaries

Hong Kong	Hi-Lite Camera Company Limited (“Hi-Lite”)	November 10, 1978	Rental of machinery and equipment to its fellow subsidiary

Hong Kong	Kayser Technik Limited	June 23, 1994	Sales of metal parts and rental of machinery and equipment to fellow subsidiaries

Bulgaria	Kienzle Balkan Limited (“Kienzle Balkan”)	November 27, 2001	Sales of cameras, clocks and watches

Bulgaria	Kienzle Bulgaria Limited (“Kienzle Bulgaria”)	January 23, 2001	Camera manufacturing

Hong Kong	Kienzle Time (H.K.) Limited (“Kienzle HK”)	August 24, 1997	Manufacturing and trading of clock and camera and trading of watches

Germany	Kienzle Uhrenfabriken G.m.b.h. (“Kienzle Germany”)	April 1, 1999	Sales of clocks and watches

Hong Kong	Nissin Precision Metal Manufacturing Limited (“Nissin”)	November 21, 1980	Metal stamping and tooling design and manufacturing

Hong Kong	Saiwan Industries Limited	August 10, 1990	Rental of machinery and equipment to fellow subsidiaries

All of the subsidiaries are wholly-owned except for Kienzle Balkan, which is 51% owned by the Company.

On January 25, 2000, the Company and an unrelated party established Kienzle USA Ltd. (“Kienzle USA”), a company incorporated in the United States of America (“USA”) which sells clocks, with each party owning 50% of its common shares. It is accounted for in the consolidated financial statements as an affiliate.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of all subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. Affiliated companies (20% to 50% owned companies) in which the Company has significant influence but does not have a controlling interest are accounted for using the equity method.

Revenue recognition - The Company recognizes revenue at the time products are shipped to customers and collectibility for such sales is reasonably assured. Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, and time certificates of deposit with a maturity of three months or less at the time of purchase.

Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labor and overhead associated with the manufacturing process.

Property, plant and equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of the property being 10 years for machinery and equipment and generally 6 to 7 years for other properties. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets. Depreciation expense charged to operating (loss) income for the year ended March 31, 2001, 2002 and 2003 was $940, $958 and $1,011, respectively.

Industrial property rights - Industrial property rights represent the patents, technology and the rights relating to the name “Kienzle” and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets. Amortization expense charged to operating (loss) income for the year ended March 31, 2001, 2002 and 2003 was $102, $110 and $119, respectively.

Starting from April 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment at least annually. The adoption of SFAS No. 142 did not have a material impact on the Company’s financial position and results of operations.

Impairment of long-lived assets - The Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted separately identifiable cash flows from such assets are less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - The Company uses the United States dollar as its reporting currency. Assets and liabilities of functional currency financial statements of foreign subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of shareholders’ equity. Gains or losses from foreign currency transactions are included in net income.

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”.

(Loss) income per share - Basic (loss) income per share is computed by dividing net (loss) income attributable to common shareholders by the weighted average of common shares outstanding for the period. In each of the three years ended March 31, 2003, the Company had securities outstanding which could potentially dilute basic earnings per share (“EPS”) in the future, but were excluded in the computation of diluted EPS in such periods, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	Year ended March 31,
	2001	2002	2003
Outstanding employee stock options and stock purchase rights	558,128	558,128	326,128
Warrants	1,050,000	—	—
Options given to underwriter	105,000	—	—

Total	1,713,128	558,128	326,128

Comprehensive (loss)income - Comprehensive (loss) income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive (loss) income for the years, which solely comprises foreign currency translation adjustments and net (loss) income, has been disclosed within the consolidated statement of shareholders’ equity and comprehensive (loss) income.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent changes in accounting standards - In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has adopted this standard on April 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial position and results of operations.

In August 2001, the FASB also issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and portions of APB Opinion No. 30, “Reporting the Results for Operations”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statements also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. The Company adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company’s financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, an amendment of APB Opinion No. 30, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions; (ii) Rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, “Accounting for leases”, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The Company has adopted this standard on April 1, 2003. The adoption of SFAS No. 145 did not have a material impact on the Company’s financial position and results of operations.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Emerging Issues Task Force (“EITF”) No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognised at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by FASB in this statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exist costs in EITF No. 94-3. This statement also established that fair value is the objective for initial measurement of the liability and the liability should be measured at fair value only when the liability is incurred. The provisions of this statement are effective for exist or disposal activities that are initiated after December 31, 2002. The Company has adopted this statement during the year ended March 31, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, “Acquisition of Certain Financial Institutions”. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement of 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this statement. In addition, this statement amends FASB Statement No. 144, “Accounting for Impairment or Disposal of Long-live Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets and subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for long-lived assets that are held and used. The Company has adopted SFAS No. 147 during the year ended March 31, 2003. The adoption of SAFS No. 147 did not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. The Company has adopted FIN 45 during the year ended March 31, 2003. The adoption of FIN 45 did not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure”, which amends SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. The Company has adopted SFAS No. 148 during the year ended March 31, 2003. The adoption of SFAS No. 148 did not have a material impact on the Company’s financial position or results of operations.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which interprets Accounting Research Bulletin 51, “Consolidated Financial Statements”, and requires consolidation of certain entities in which the primary beneficiary has a controlling financial interest despite not having voting control of such entities. The Company will be required to adopt this standard during the year ended March 31, 2004. Management is assessing but has not yet determined, the impact that FIN 46 will have, if any, on the Company’s financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivaties Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The Company will be required to adopt this standard during the year ended March 31, 2004. Management is assessing but has not yet determined, the impact that SFAS No. 149 will have, if any, on the Company’s financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement establishes standards for how an issuer classifiers and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that are within its scope, which were previously classified as equity, as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settled by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The Company will be required to adopt this standard during the year ended March 31, 2004. Management is assessing, but has not yet determined, the impact that SFAS No. 150 will have, if any, on its financial position and results of operations.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

3.	INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate.

The components of (loss) income before income taxes are as follows:

	Year ended March 31,
	2001	2002	2003
Hong Kong	$(917)	$318	$823
Europe	(280)	(486)	(283)
USA	(21)	(5)	(5)

	$(1,218)	$(173)	$535

The Company is not taxed in the British Virgin Islands where the holding company is incorporated.

The Company’s subsidiaries, other than Kienzle Germany, Kienzle Balkan and Kienzle Bulgaria, are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

Virtually all of the Company’s operations are currently dependent on its manufacturing operations conducted in China. To facilitate the Company’s operations in China, the Company’s manufacturing operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”).

Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; therefore, the Company’s activities in China have not been subject to local taxes. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. There can be no assurances, however, that the Company will not be subject to such taxes in the future. If China did impose a tax upon the Company, the tax could materially adversely affect the Company’s business and results of operations.

As the Company’s subsidiaries’ manufacturing operations are carried out in China under those BFDC Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the income for the year arising in Hong Kong has been apportioned as not subject to Hong Kong income tax. The calculation of Hong Kong income tax has been based on such tax relief.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

3.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	March 31,
	2001	2002	2003
Hong Kong
Current	$34	$58	$50
Deferred	—	—	—

	$34	$58	$50

A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to (loss) income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2001	2002	2003
Statutory tax rate in Hong Kong	16.0%	16.0%	16.0%
Non-deductible items/non-taxable income	0.7%	(30.5%)	(16.6%)
Changes in valuation allowances	(27.3%)	(26.6%)	9.9%
International rate difference	6.6%	15.0%	10.3%
Other	1.2%	(7.4%)	(10.3%)

Effective tax rate	(2.8%)	(33.5%)	9.3%

Deferred income tax (assets) liabilities are as follows:

	March 31,
	2002	2003
Deferred tax liability:
Property, plant and equipment	$231	$231

Deferred tax asset:
Operating loss carryforwards	(1,087)	(1,140)
Valuation allowance	1,087	(1,140)

Total net deferred tax asset	—	—

Net deferred tax liability	$231	$231

At March 31, 2002 and 2003, subsidiaries of the Company had tax loss carryforwards for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $4,549 and $3,597, respectively, which have no expiration date.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

3.	INCOME TAXES - continued

At March 31, 2003, the tax loss carryforwards in Bulgaria and Germany and their future expiration dates are as follows:

	Total	2004	2005	2006	Indefinite
Bulgaria	$125	$39	$20	$66	$—
Germany	1,400	—	—	—	1,400

	$1,525	$39	$20	$66	$1,400

The loss carryforwards can only be utilized by the subsidiaries generating the losses.

4.	INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,
	2002	2003
Raw materials	$2,167	$2,486
Work in progress	513	446
Finished goods	1,513	1,640

	$4,193	$4,572

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	March 31,
	2002	2003
At cost:
Machinery and equipment	$9,379	$9,456
Furniture and fixtures	665	666
Leasehold improvements	556	479

Total	$10,600	10,601
Less: Accumulated depreciation and amortization	(6,357)	(6,944)

Net book value	$4,243	$3,657

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except per share data)

5.	PROPERTY, PLANT AND EQUIPMENT, NET - continued

Included in property, plant and equipment are assets held under capital leases with the following net book values:

	March 31,
	2002	2003
Machinery and equipment, at cost	$178	$441
Less: Accumulated depreciation and amortization	(16)	(53)

	$162	$388

Depreciation and amortization of machinery and equipment held under capital leases, which is included in depreciation and amortization expense in the accompanying consolidated statements of operations, was $4 in 2001, $16 in 2002 and $37 in 2003.

6.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from banks.

	March 31,
	2002	2003
Credit facilities granted	$1,864	$1,864

Utilized	$1,146	$1,156

Weighted average interest rate on borrowings at end of year	6.2%	4.2%

At March 31, 2002 and 2003, the Company had pledged bank deposits of $1,157 and $1,157, respectively, to a bank to secure banking facilities granted.

Interest rates are generally based on the bank’s best lending rate plus 1% to 2% per annum, subject to fluctuations at the banks’ discretion. The credit facilities are subject to annual review by the banks.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands)

7.	LONG-TERM DEBT

Long-term debt consists of:

	March 31,
	2002	2003
Machinery loan due in 2003, bearing interest at Hong Kong Prime Rate plus 1%
Repayable over 4 years in monthly installments commencing in August 1999	$13	$—
Capital leases	99	230

Total	112	230
Current portion of long-term debt	(60)	(125)

Long-term debt, less current portion	$52	$105

Maturities of long-term debt as at March 31, 2003 are as follows:

Year ending March 31
2004	$125
2005	79
2006	26

$230

The interest rate associated with the capital leases is ranging from 3% to 5% per annum and best lending rate plus 1.5% per annum.

The capital lease commitment amounts above exclude implicit interest of $15, $7 and $1 payable in the years ending March 31, 2004, 2005 and 2006, respectively.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands)

8.	COMMITMENTS AND CONTINGENCIES

(a)	The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $682, $633 and $691 in 2001, 2002 and 2003, respectively.

At March 31, 2003, the Company and its subsidiaries were committed under operating leases requiring minimum lease payments as follows:

Year ending March 31,
- 2004	$641
- 2005	37
- 2006	26
- 2007	16

$720

(b)	The Company is committed to invest approximately in Kienzle USA $200 pursuant to an agreement entered with a joint venture partner of Kienzle USA. The Company has invested $31 in Kienzle USA as of March 31, 2003. Kienzle USA has been inactive since September 2002.

(c)	The Company has a total capital commitment of $799 for the development of a office building in China as of March 31, 2003.

(d)	The BFDC Agreements (see Note 3) will expire on March 31, 2006, unless renewed, with the BFDC. Pursuant to the BFDC Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company’s dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company’s operations and assets could be jeopardized.

In addition, the Company and the BFDC have been dealing with each other on terms different in certain respects to those contained in the BFDC Agreements. There can be no assurance that the BFDC will not insist upon a change in the current practices so as to require adherence to the terms of the BFDC Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the Company will be able to negotiate extensions and further supplements to any of the BFDC Agreements or that the Company will be able to continue its operations in China. If the Company were required to adhere to the terms of the BFDC Agreements, the Company’s business and results of operations could be materially and adversely affected.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except share and per share amounts)

8.	COMMITMENTS AND CONTINGENCIES - continued

(e)	The United States International Trade Commission (“ITC”), an independent, nonpartisan, quasi-judicial federal agency of the Government of the United States of America that: (i) provides trade expertise to both the legislative and executive branches of the United States of America, (ii) determines the impact of imports on U.S. industries, and (iii) directs actions against certain unfair trade practices, such as patent, trademark, and copyright infringement, initiated an investigation in 1998 concerning certain lens-fitted film packages (“proceedings”). The ITC referred the investigation to an Administrative Law Judge (“ALJ”) to conduct a hearing and address other issues pertaining to the proceedings. The ITC, based on an initial determination made by the ALJ, had issued an order “1998 Order” banning the importation of products fitting the description lens-fitted film packages.

The Company, as a result of the 1998 Order issued by the ITC in connection with the proceedings, had obtained a ruling from the United States Customs Services (“USCS”) stating that its product (HL-1 camera) does not meet the description of lens-fitted film package under the 1998 Order. Fuji Photo Co. Ltd. (“Fuji”) believed that the USCS had wrongly interpreted the 1998 Order in respect to the HL-1 camera and had requested an Advisory Opinion from the ITC whereby it asked the ITC to redefine lens-fitted film packages in order to invalidate the ruling of the USCS in respect to the HL-1 camera. Also, Fuji claimed, in its request for Advisory Opinion, that the HL-1 camera of the Company infringed four of its US Patents. The ALJ has made an initial determination on May 2, 2002 that the HL-1 camera did not infringe US Patent No. 4,884,087 and the US Patent No. Re 34,168; both held by Fuji and (ii) did infringed the US Patent No. 5,381,200 and the US Patent No. 4,972,649; both held by Fuji. Notwithstanding the infringement on two of Fuji’s US Patents, the ALJ did not assess any enforcement sanctions (including penalties) against the Company. The initial determination by the ALJ finding HL-1 camera to have infringed on two of Fuji’s US Patents had the effect of invalidating the ruling issued by the USCS.

The ITC, on August 7, 2002, accepted the findings of the ALJ concerning the four Fuji patents as applied to the HL-1 camera. Fuji appealed the findings accepted by the ITC related to the US Patent No. 4,884,087 and the US Patent No. Re 34,168 with the United States Federal Circuit Court of Appeals for the Federal Circuit (“FCCA”) on October 7, 2002. The FCCA also granted on November 26, 2002 a motion of the Company to intervene in the appeal. The FCCA subsequently suspended its review to allow the ITC to reach a final decision on other matters related to the proceedings. The ITC, on May 15, 2003, adopted the initial determination of the ALJ (including the recommendation not to take any enforcement sanctions against the Company) regarding the four Fuji patents through the issuance of a final order (“Fuji Patent Final Order”).

The FCCA, as of June 25, 2003, still has not started its review of the appeal by Fuji on US Patent No. 4,884,087 and the US Patent No. Re 34,168 as it applied to HL-1 camera.

Management and its legal counsel believe that no monetary penalties will be imposed on the Company by the FCCA as a result of the appeal filed by Fuji. Accordingly, the accompanying financial statements do not include an accrual for any such monetary penalties. However, an unfavorable opinion by the FCCA may have a negative impact on the Company’s ability to sell in the United States related products including its HL-2 camera; which management believes does not infringe any of Fuji’s US Patents. The Company’s sales of HL-1 and HL-2 cameras in the United States has not been significant.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except share and per share amounts)

8.	COMMITMENTS AND CONTINGENCIES - continued

(f)	The Company has entered into an alternative fee arrangement with a law firm. The terms of the fee arrangement entitle the firm to the following contingent consideration if the ITC matter discussed above is resolved favourably to the Company:

-	A right to receive one-third of the Company’s net profit from world-wide sales of the Company’s HL-2 camera up to a maximum of $1,000.

-	An option entitling the law firm to purchase 100,000 common shares of the Company at a price of $1.00 per share; the option expires in one year from conclusion of the ITC matter.

At March 31, 2003, the option has not been granted as the ITC matter, mentioned in note 8 (e) above, has not been resolved.

9.	CAPITAL STOCK

In August 1998, the Board of Directors authorised the Company to repurchase shares up to the value of $400 with a maximum per share repurchase price of $3.50. During the years ended March 31, 2002 and 2003, the Company purchased 300 and 6,000 shares, respectively, for a total cash consideration of $0.2 and $4 at prices per share ranging from $0.61 to $0.99 and $0.60 to $1.41, respectively. At March 31, 2002 and 2003, these shares were held in treasury and are not eligible to vote or rank for dividends.

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial percentage of the Company’s sales are made to two customers and are typically on an open account basis. Details of the customers accounting for 10% or more of total net sales in any of the years ended March 31, 2001, 2002 and 2003 are as follows:

	Year ended March 31,
	2001	2002	2003
Company A	13.1%	*	*
Company B	14.6%	17.4%	18.9%
Company C	*	*	14.6%

*	Less than 10%

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except share and per share amounts)

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

Details of the accounts receivable from the five customers with the largest receivable balances at March 31, 2002 and 2003 are as follows:

	Percentage of accounts receivable
	March 31,
	2002	2003
Company A	—	—
Company B	8.3%	7.0%
Company C	21.4%	23.2%
Others	30.6%	18.8%

Five largest receivable balances	60.3%	49.0%

Details of the movements of the allowance for doubtful account for the years ended March 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
At beginning of year	$27	$5	$30
Bad debt expense	30	27	41
Amount written off	(52)	(2)	(8)

At end of year	$5	$30	$63

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, investments in securities, accounts receivable, accounts payable, accrued liabilities, short-term borrowings and long-term debt are reasonable estimates of their fair value. The interest rates on the Company’s long-term debt approximate those which would have been available at March 31, 2003 for debt of similar remaining maturities and credit rating.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except share and per share data)

12.	EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE RIGHTS

The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 400,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability. As of March 31, 2003, options to purchase a total of 240,500 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. In addition to the options that can be granted under the Option Plan, the Company also granted stock purchase rights to purchase 262,076 Common Shares to certain of the directors and key employees prior to its December 1996 initial public offering, of which the stock purchase rights to purchase a total of 85,628 Common Shares are still outstanding as of March 31, 2003. As a result, the Company currently has outstanding options and stock purchase rights to purchase a total of 326,128 Common Shares.

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

The following summarizes the stock purchase rights and options outstanding:

	Stock purchase rights		Stock options
	Average exercise price	Number of shares	Average exercise price	Number of shares
April 1, 2000	$1.6726	187,086	$3.1193	279,700
Stock options granted	—	—	1.1875	96,000
Stock purchase rights lapsed	2.2200	(1,458)	—	—
Stock options lapsed/cancelled	—	—	4.2750	(3,200)

March 31, 2001 and March 31, 2002	$1.6683	185,628	$2.6115	372,500
Stock purchase rights lapsed	1.5500	(100,000)	—	—
Stock options lapsed/cancelled	—	—	3.8909	(132,000)

March 31, 2003	$1.8065	85,628	$1.9093	240,500

Total number of options exercisable and the weighted average exercise price were 276,500, 372,500 and 240,500 and $3.1059, $2.6115 and $1.9093 as of March 31, 2001, 2002 and 2003, respectively. All stock purchase rights are exercisable at March 31, 2001, 2002 and 2003.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands except share and per share data)

12.	EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

Additional information on options and stock purchase rights outstanding at March 31, 2003 is as follows:

Exercise prices	Number outstanding and exercisable	Weighted average remaining contractual life (years)
$1.1875	93,000	2.0
$1.5500	52,847	1.0
$2.0625	100,000	1.5
$2.2200	32,781	1.5
$3.0000	47,500	0.5

	326,128	1.3

At March 31, 2002 and 2003, 27,500 and 159,500 options were available for future grant under the Option Plan, respectively.

Had compensation cost for the Company’s stock option plan and stock purchase rights been determined based on the fair value at the grant dates for awards under the plan in accordance with the method of SFAS No. 123, the Company’s net (loss) income and (loss) income per share would have been as follows:

		2001	2002	2003
Net (loss) income	As reported	$(1,252)	$(231)	$485
	Pro forma	(1,331)	(240)	485

(Loss) income per share	As reported	$(0.43)	$(0.08)	$0.17
	Pro forma	(0.46)	(0.08)	0.17

Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.

There were no stock options granted during the year ended March 31, 2002 and 2003. The weighted average fair value of options granted during 2001 was $0.92, using the Black-Scholes option-pricing model based on the following assumptions:

2001
$1.1875
Options

Risk-free interest rate	5.88%
Expected life	5 years
Expected volatility	281%
Expected dividend yield	3.91%

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands)

13.	SEGMENT INFORMATION

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for the way that public enterprises report information about operating segments in financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating (loss) income.

The Company considers its reportable segments to be metal stamping, and the manufacture and assembly of cameras, and clocks and watches. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2001	2002	2003
Net sales:
Metal stamping:
Unaffiliated customers	$12,220	$12,024	$11,688
Intersegment sales	546	544	1,145

	12,766	12,568	12,833

Cameras:
Unaffiliated customers	2,656	4,541	4,910
Intersegment sales	264	790	618

	2,920	5,331	5,528

Clocks and watches:
Unaffiliated customers	2,667	2,867	3,772
Intersegment sales	1,570	1,206	777

	4,237	4,073	4,549

Corporate:
Intersegment sales	1,314	1,606	1,506

Intersegment eliminations	(3,694)	(4,146)	(4,046)

Total net sales	$17,543	$19,432	$20,370

Operating (loss) income:
Metal stamping	$124	$1,015	$1,054
Cameras	(395)	(385)	(234)
Clocks and watches	(540)	(658)	(466)
Corporate expenses (net)	(218)	(213)	(195)

Total operating (loss) income	$(1,029)	$(241)	$159

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands)

13.	SEGMENT INFORMATION - continued

	Year ended March 31,
	2001	2002	2003
Interest expense:
Metal stamping	$125	$76	$55
Cameras	6	3	5
Clocks and watches	8	3	4
Corporate expense (net)	1	—	—

Total interest expense	$140	$82	$64

Depreciation and amortization expense:
Metal stamping	$578	$591	$636
Cameras	103	228	126
Clocks and watches	251	142	268
Corporate assets	110	107	100

Total depreciation and amortization	$1,042	$1,068	$1,130

Capital expenditure:
Metal stamping	$106	$335	$165
Cameras	154	147	99
Clocks and watches	159	83	201
Corporate assets	32	26	18

Total capital expenditure	$451	$591	$483

	As at March 31,
	2002	2003
Identifiable assets:
Metal stamping	$7,436	$8,060
Cameras	2,652	3,082
Clocks and watches	4,738	4,632
Corporate assets	875	720

Total identifiable assets	$15,701	$16,494

Long-lived assets:
Metal stamping	$3,147	$2,606
Cameras	431	363
Clocks and watches	1,440	1,520
Corporate assets	15	2

Total long-lived assets	$5,033	$4,491

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Dollars in thousands)

13.	SEGMENT INFORMATION - continued

All of the Company’s sales are co-ordinated through its head office in Hong Kong and the breakdown by destination is as follows:

	Year ended March 31,
	2001	2002	2003
Net sales:
Hong Kong and China	$9,893	$11,766	$12,975
Other Asian countries	2,239	322	259
Europe	4,627	6,097	5,245
USA	784	1,060	1,533
Others	—	187	358

	$17,543	$19,432	$20,370

The locations of the Company’s identifiable assets are as follows:

	As at March 31,
	2002	2003
Hong Kong and China	$13,435	$13,998
Europe	2,149	2,387
USA	117	109

	$15,701	$16,494

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ PO S. FONG
Po S. Fong
Chief Financial Officer and
Secretary

Date: June 30, 2003

CERTIFICATIONS

I, Roland Kohl, certify that:

1.	I have reviewed this annual report on Form 20-F of Highway Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ROLAND KOHL
Roland Kohl
Chief Executive Officer

Date: June 30, 2003

I, Po Fong, certify that:

1.	I have reviewed this annual report on Form 20-F of Highway Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ PO FONG
Po Fong
Chief Financial Officer

Date: June 30, 2003

EXHIBIT INDEX

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited, (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2

Form of lease, dated September 3, 2001, between Shenzhen Land & Sun Industrial & Trade Co., Ltd. registrant’s subsidiaries (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002).

4.3

Form of Stock Option Agreement, dated October 16, 1999, between the Company and Roland W. Kohl (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002).

4.4	License and Supply Agreement, dated as of January 30, 2003, is entered into by and between Highway Holdings Limited and Kienzle AG.

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

10.1	Section 906 Certifications

23.1	Independent Auditors’ Consent