Form 20-F
period 2004-03-31
HIGHWAY HOLDINGS LTD
filed 2004-06-25
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,074,123 Common Shares were outstanding as of March 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   X  No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18   X

- i -

FORWARD - LOOKING STATEMENTS

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

Selected Consolidated Financial Information (In thousands, except per share data):

	2000	2001	2002	2003	2004
Income Statement Data
Net Sales	$18,187	$17,543	$19,432	$20,370	$25,356
Gross profit	3,347	2,492	3,384	3,882	5,094
Operating income (loss)	(105)	(1,029)	(241)	159	875
Net income (loss)	(265)	(1,252)	(231)	485	982
Dividend declared and paid (1)	126	0	0	0	237
Per share amounts
Net income (loss)-basic	$(0.09)	$(0.43)	(0.08)	0.17	0.32
Net income (loss)-diluted	$(0.09)	$(0.43)	(0.08)	0.17	0.30
Dividend declared & paid (1)	0.044	0	0	0	0.08
Weighted average shares:
Basic	2,868	2,905	2,904	2,902	3,030
Diluted	2,868	2,905	2,904	2,902	3,258

Balance Sheet Data
Property, plant and equipment, net	$5,263	$4,723	$4,243	$3,657	$3,780
Working capital	7,110	6,425	6,716	7,753	8,774
Total assets	17,285	15,644	15,701	16,494	18,688
Long Term Debt	305	49	112	230	385
Shareholders’ equity	12,929	11,697	11,466	11,907	12,842

(1)     Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

     The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, that may affect future results and the market price of the Company’s Common Shares. The following discussion highlights some of the risks the Company faces.

      Risks Relating to China

     Dependence on Agreements with State-Owned Enterprises. All of the Company’s operations are currently dependent on its manufacturing operations conducted in China. Pursuant to its five leases (the “Premises Leases”), the Company utilizes approximately 450,000 square feet of space for manufacturing operations and dormitory facilities at the site of the factory complex in Long Hua, Shenzhen, China where the Company conducts all of its manufacturing operations. The Company’s operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). The Premises Leases currently expire on February 28, 2009. However, the Premises Leases may be terminated at any time prior to 2009 by either the Company or the landlord upon six months notice to the other party. Should the landlord elect to terminate the Premises Leases before 2009, or should the Premises Lease be terminated for any other reason, the entire operations of the Company would have to be relocated to other facilities. Any such relocation would be costly and would disrupt the Company’s operations and would have a severe adverse affect on the Company, its operations, its viability and its financial condition. While the Company believes that it could find suitable alternative facilities, the terms of such alternate facilities could be less favorable to the Company. Any contractual dispute under either of the BFDC Agreements or the Premises Leases could have a material adverse affect on the Company’s operations and financial condition.

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

     Internal Political and Other Risks. As of the date of this Annual Report, all of the Company’s manufacturing facilities are located in China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency devaluations or the expropriation of private enterprise could materially adversely affect the Company. An example of such uncertainty and rapid changes was China’s imposition in 2000 on the metals industry of the Customs License Deposit, which resulted in the Company being forced to pay a 20% deposit on all imported steel metals. The imposition of this deposit requirement suddenly and materially affected the Company’s metal stamping operations. However, as indicated elsewhere in this Annual Report, the Customs License Deposit rules have since been modified and partially repealed.

     Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in that country. Economic development may be limited as well by other factors, such as the imposition of austerity measures intended to reduce inflation, the inadequate development of an infrastructure, and the potential unavailability of adequate transportation, adequate power, adequate water supplies, satisfactory roads and communications and raw materials and parts. If for any reason the Company were required to move its manufacturing operations outside of China, the Company’s favorable cost structure could be eliminated, its competitiveness and market position would be materially jeopardized, and there would be substantial doubt as to whether the Company could continue its operations.

     Possible Reoccurrence of SARS. During 2002/2003, Severe Acute Respiratory Syndrome (SARS) became a major world-wide health concern. SARS is believed to have originated in China and most SARS infections and deaths occurred in China. Because SARS is a highly contagious disease, a number of countries and health organizations, including the World Health Organization, strongly advised people to avoid traveling to Hong Kong or the Guangdong province in mainland China. The Company’s offices and facilities are located in both Hong Kong and in the Guangdong province. While SARS did not affect the Company’s workers, the disease did materially and adversely affect business in China. Should SARS reoccur in China in the future, the Company’s employees and operations could be affected. In addition, the Company’s international customers may reduce their contacts and business with the Company by shifting their manufacturing needs to manufacturers located outside of China or by purchasing products manufactured outside of China. Any such future shift of work orders or product purchases from the Company to companies based in countries that are not so affected by SARS would have a material affect on the Company, its operations, and on its financial condition.

     Uncertain Legal System and Application of Laws. The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations. As a result, with the knowledge and tacit approval of the local and regional agencies, most businesses fail to fully comply with certain of these more burdensome laws and regulations. Recently, however, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region. While the Company has, to date, been able to operate with the newly enforced rules and within these changing administratively imposed business practices, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed law and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

     Current Favorable Tax Policy Could Change. Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; therefore, the Company’s activities in China have not been subject to local taxes. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. There can be no assurances, however, that the Company will not be subject to such taxes in the future. If China did impose a tax upon the Company, the tax could materially adversely affect the Company’s business and results of operations. See Note 3 of Consolidated Financial Statements for additional information on taxation.

     Dependence on Single China Factory Complex. All of the Company’s products are currently manufactured at a single factory complex located in Long Hua, Shenzhen in southern China. The Company currently maintains fire, casualty and theft insurance aggregating approximately $18,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

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

     Labor Shortages. The Company has been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex of temporarily discontinuing operations. In addition, the availability of labor is also restricted during the harvest periods of the year. There is also a large turnover of employees in China each year, particularly following the Chinese New Year holiday. The Company has experienced labor shortages in the past as a result of road and weather conditions and natural disasters. Notwithstanding such temporary shortages, the Company has to date been able to fill its labor requirements because of the large pool of available employees. However, the pool of available employees is increasingly becoming limited because (i) of the increased demand for labor due to the growth in China’s economy and (ii) the population limiting effects of the “one child” policy of the Chinese government. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations.

      Risks Associated with Major Customers

     Historically, a substantial percentage of the Company’s sales has been to small number of customers. During the years ended March 31, 2002, 2003 and 2004, the Company’s sales to its three largest customers for such periods accounted for approximately 36.3%, 40.6% and 46% of net sales respectively. See “Business—Major Customers.” In addition, as a result of a recently announced shift in strategy, the Company will further attempt to limit the number of smaller customer orders it received for its metal manufacturing operations, thereby further increasing its dependence on a smaller number of larger customers. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. The Company’s sales transactions with all of its customers are based on purchase orders received by the Company from time to time. While the Company is a party to certain longer term manufacturing agreements with certain of its customer that delineate the procedural arrangements between the parties, these agreements do not contain any fixed or minimum purchase requirements, and the Company is dependent upon purchase orders, if and when placed under these agreements, for future sales. As a result, the Company has no written agreements with its customers for future production or sales, and the amount of sales to any of its customers may fluctuate from time to time. The loss of any one or more of its major customers or a substantial reduction in orders from any of them would have a material adverse effect on the Company’s business unless and until the Company was able to replace the customer or order with one or more of comparable size.

     A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. While the Company has not, to date, experienced any material difficulty in being paid by its largest customers, the Company could be adversely affected if a major customer were unable to pay for the Company’s products or services. During the fiscal years ended March 31, 2003 and 2004, accounts receivable from the five customers with the largest receivable balances at year-end represented 49.0% and 61.5% of the total outstanding receivables, and one customer’s accounts receivable represented 36.5% of the Company’s total receivables as of March 31, 2004.

      Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations.

     The Company is incorporated in the British Virgin Islands and has active subsidiaries incorporated in Hong Kong and Germany. The Company’s executive and administrative offices are located in Hong Kong. All of the Company’s products are manufactured in China, and almost all of its net book value of its total fixed assets is located in China. The Company sells its products to customers in Hong Kong, North America, Europe, and Japan. As a result, its international operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of our operations in that region.

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

     Asian Financial Problems. The Asian financial markets have experienced considerable turmoil over the past few years with significant currency fluctuations, stock market volatility and instability at banking and financial institutions, major corporations and foreign governments. These factors could result in changes in the relative value of the currencies of Asian countries, which changes could affect the Company’s financial condition and competitiveness. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government. Although China has refused to devalue its currency, international pressure to permit its currency rates to fluctuate has been increasing and may cause China to permit its currency rate to change. In addition, while the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs its major expenses in Hong Kong dollars and renminbi and generates its revenue’s primarily in U.S. dollars and would therefore benefit from depreciation of the Hong Kong dollar or renminbi. However, an appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins.

     The depreciation of the currencies of certain South East Asian countries has made these markets more competitive with China for manufacturing. The Company believes these countries will continue to compete strongly with Hong Kong/China for manufacturing business over the next year.

      Need to Continuously Modify and Upgrade Operations

     In order to remain competitive and viable, the Company must continuously revise and improve its operations, acquire new equipment, and anticipate and react to market forces. The failure to anticipate, detect or react to market changes can have severe adverse affects on the Company’s operations. During the past few years, the Company has identified a number of changes in the markets in which it operates and has attempted to react to these changes. The Company’s actions have included entering into a licensing and distribution arrangement with a newly formed German distributor, the establishment of a facility in Bulgaria, the consolidation of certain of its subsidiaries, changes in its marketing activities, the development of new products, and changes in its target customers. These prior changes, as well as changes that the Company anticipates making during the current year, require significant financial and personnel resources. The failure to correctly react to changes in the market could, therefore, result in a significantly drain on the Company’s resources and could adversely affect the Company’s future operations. No assurance can be given that the Company will be able to detect and correctly react to changes in its principal markets, or that its investments in anticipation of such changes will result in the anticipated return. For example, while the Company was successful in anticipating the glut of low-cost quartz clocks that severely reduced the profitability of the manufacture of quartz clocks by developing a new line of radio controlled clocks, its establishment of a facility in Bulgaria did not met the Company’s expectations, and the Bulgarian operations were closed during the fiscal year ended March 31, 2004. In addition, while the Company correctly determined that it could commercially exploit its “Kienzle” brandname in Europe, its licensing and distribution agreement with its German distributor has not met expectations. The Company anticipates that it will invest a significant amount of its financial resources during the current year to acquire new equipment, renovate some of its existing facilities, and to otherwise change its operating strategy, primarily with respect to the manufacture of cameras. The proliferation of digital cameras and the photographic capabilities of mobile telephones has reduced the demand for the Company’s film-based cameras, a trend that the Company believes will accelerate as the number of digital cameras and mobile telephones equipped with cameras increases. Accordingly, the Company is currently exploring new markets that it can enter based on its manufacturing expertise and capabilities. Should the Company err in its allocation of its resources to these new endeavors, its business, operations and financial condition would be adversely affected.

      Certain Legal Consequences of Incorporation in the British Virgin Islands

     The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

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

     The Company’s financial results have, from time to time, been affected by currency fluctuations. For example, during the fiscal years ended March 31, 2003 and 2004, the Company recognized net foreign currency exchange gains of $344,000 and $278,000, respectively. However, foreign currency exchange rates can also result in material losses, such as in the fiscal year ended March 31, 2001 during which the Company recognized a net foreign currency exchange loss for $216,000. Notwithstanding these currency transaction fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience gains or losses due to changes in foreign currency exchange rates. However, even if the Company were to engage in currency hedging transactions, no assurance can be given that the Company will not suffer future losses as a result of either currency fluctuations or as a result of such hedging transactions.

      Competition

     The Company competes against numerous manufacturers for all of its current products. Such competition exist because of third party manufacturers such as the Company as well as from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its metal manufacturing business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has during the past few years had to reduce its price and its operating margins in all three of its business units. This has led to lower sales, lower gross margins, and lower net profits. During the past few years, the Company has at times refused certain purchase orders of manufacturing contracts because of pricing pressures, which has lowered the Company’s net sales and lowered its market share. Unless the Company can increase its gross margins, the Company will continue to operate at very narrow profit margins, which will negatively affect the Company’s financial position and its stock price. To date, the Company has been able to compete based on cost because of the cost structure of its operations in Shenzhen, China. However, numerous other manufacturers have now established facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. As a result of the increasing competition in certain of the Company’s product markets, the Company has been forced to change its products and its operating strategy. No assurance can be given that the Company will be able to compete with it revised operations.

     The Company also has experienced significant competition in the camera and clock manufacturing industries. Although the Company’s camera sales increased during the past fiscal year, competition has caused the Company to maintain narrow gross margins on its products, which pricing pressure has impacted the profitability of its camera operations. In addition, low quality, extremely inexpensive quartz clocks have recently flooded the clock market and reduced the demand for the more expensive and higher quality clocks manufactured by the Company and its principal original equipment manufacturer clients.

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

      Exemptions Under The Exchange Act As A Foreign Private Issuer

     The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As such, and though its Common Shares are registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. In addition, certain provisions of the Sarbanes-Oxley Act of 2002 either do not apply to the Company or the implementation of the provisions has been deferred. Because of the exemptions under the Exchange Act and Sarbanes-Oxley Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

     While the Company has been exempted from some of the recently enacted regulations under the Sarbanes-Oxley Act of 2002, the Company will eventually become subject to the most of regulations. Most U.S. public companies already have had to adopt and implement most of the new Sarbanes-Oxley regulations. However, because the Company is a foreign private issuer, the Company has been able to defer the implementation of many of the remaining Sarbanes-Oxley regulations until later this year or the next year. Accordingly, the Company has not yet had to incur all of the additional financial and administrative burdens imposed on public companies by the Sarbanes-Oxley Act. The Company anticipates that its administrative expenses, particularly its accounting, auditing and legal fees and expenses, will significantly increase in the near future as the Sarbanes-Oxley regulations are implemented and could negatively impact the Company’s operations and profitability.

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

     Since its organization, the Company has been a manufacturer of high quality parts, components, subsystems and products for major Japanese and German original equipment manufacturers (“OEMs”). The Company currently also is a manufacturer of watches, clocks, clock movements, and single use and low-end 35 mm cameras. The cameras are manufactured for third parties for sale under various brand names. The clocks and watches are manufactured for both third party distributors and for the Company’s own account. The clocks and watches that it manufactures for its own account are marketed primarily in Europe under the Company’s “Kienzle” brand name. During the past few years, the Company has also licensed the “Kienzle” mark for use on various products in Europe, which products were manufactured by others. The Company believes that the market for certain of its camera and clock products is diminishing and, as a result, has been exploring alternative products that it can manufacture and market.

     The Company began its operations in 1990 as a metal stamping company based and incorporated in Hong Kong. The Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China, where the metal stamping and the Company’s other operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). As a result of the BFDC, the Company is provided with manufacturing facilities and labor by affiliates of local government instrumentalities and is to pay management fees, based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex. The Company has also been in the camera manufacturing business since 1991.

     On February 28, 1997 the Company entered into an agreement to purchase substantially all the assets of Kienzle Uhrenfabrik GmbH (“Kienzle Uhren”), a Germany-based clock manufacturer, including the minority interest in Kienzle Time (H.K.) Ltd. The purchase included all the equipment, machinery, tools, trademarks, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the operations for Kienzle Uhren were discontinued and the assets were dismantled, packed and shipped to the Company’s facilities in China.

     The Company’s OEM manufacturing business has historically been directed primarily at manufacturing and assembling metal parts used in subsystems or other products. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures, and, in that context, now manufactures a wide variety of parts and components for its European OEM customers, including electrical connectors, coils for induction motors, ballasts casings for lighting fixtures, and friction clutch assemblies.

     The Company’s business strategy has been to be a low-cost manufacturer of parts, components, subsystems and end-products. In order to maintain its competitive advantage, the Company established and currently maintains its primary manufacturing operations in Shenzhen, China in order to take advantage of lower costs and competitive labor rates while having access to Hong Kong’s port and communications and banking infrastructure. Recently, however, many other manufacturers have established their facilities in Shenzhen, China, which has resulted in increased competition. As a result, the Company has considered replicating its formula for establishing manufacturing or marketing and distribution facilities in low-cost locations that are near its target markets. As part of this business strategy, the Company in 2001 established another, significantly smaller, manufacturing and distribution facility in Bulgaria. However, the market for some of the Bulgarian products changed, and Bulgarian operations did not provide the operating and logistical benefits the Company had anticipated. As a result, the Bulgarian operations were closed during the fiscal year ended March 31, 2004 pending the Company’s reevaluation of an alternate use of the Bulgaria subsidiaries. The Company may still consider establishing other facilities outside of China in the future. For example, in August 2003 the Company acquired a 50% interest in a Panamanian marketing and distribution company that is engaged in the business of assembling, packaging and/or marketing photographic products, such as film, batteries and certain cameras.

     The Company regularly investigates the strategic and opportunistic acquisition of other operations and may, in the future, acquire other businesses or product lines. However, no such acquisitions are currently pending.

Business Overview

     The Company is primarily an integrated manufacturer of high quality parts and components, clocks and clock movements, and cameras for major Japanese, German and United States OEMs and contract manufacturers. The Company also manufactures clocks for its own account under its own “Kienzle” brandname. Because of the name recognition of the “Kienzle” name in Europe, the Company during the fiscal year ended March 31, 2002 commenced selling watches and other products in Europe under the Kienzle brandname, which products the Company purchased from other manufacturers. In January 2003, the Company also entered into a supply and licensing agreement with a newly formed German distributor for the distribution of “Kienzle” branded watches, clocks and other products in Germany and other European countries. The Company expects to increase this “Kienzle” product trading business in Europe. Although the licensing and distribution agreement with the German distributor generated $1,665,000 of revenues for the Company in the fiscal year ended March 31, 2004, the Company has terminated that agreement and is considering restructuring the arrangement with the German distributor. As of the date of this Annual Report, pending the final resolution of the restructuring of the agreement, if such restructuring occurs, the German distributor is still distributing Kienzle branded products in Europe.

     All of the Company’s manufacturing activities are currently conducted at a factory complex located in China, which the Company occupies pursuant to an arrangement with affiliates of the local government. During the past fiscal year, the Company closed a smaller manufacturing and packaging facility in Bulgaria it had established to produce cameras for sale in Europe. The Company’s goal in establishing the Bulgarian facility was to operate a low-cost facility that can quickly supply products for the European market. However, the Bulgarian operations were closed in December 2003 due to the failure to achieve the operating and logistical goals established by the Company.

     To date, the Company’s largest revenue source has been from its metal parts manufacturing operations. The Company manufactures and supplies a wide variety of high quality metal parts and components which are used by the Company’s customers in the manufacturing of such products as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electronic components, electrical connectors, cameras, clocks, automobiles, vacuum cleaners, light fixtures and car audio and other audio equipment. As part of its manufacturing operations in China, the Company assists customers in the design and development of the tooling used in the metal stamping process and provides a broad array of other manufacturing services, including spray painting, screen printing, plastic injecting molding, pad printing and assembly services. By providing these services, which complement the Company’s core metal stamping operations and eliminate the need to outsource these needed functions, the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German and Chinese nationals; (ii) its low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to manufacture the type of high quality metal parts required by the Company’s targeted customers; (iv) its expertise in manufacturing these parts in the required quality at a reasonable cost; and (v) the breadth of its manufacturing capabilities.

     Earlier in 2003, the Company announced a strategic shift in its manufacturing operations. During the past few years, a number of competing metal stamping operations have been established in Shenzhen that are also able to produce high-quality, low cost metal parts. As a result, the manufacture of many metal parts has become a commodity operation that competes primarily based on price. In order to distinguish itself from these other stamping operations, the Company has adopted and is now implementing a plan in which it has shifted its focus from smaller, simple metal stamping projects for which the Company competes solely on price to the manufacture of parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components, and not just metal stamped parts, the Company will focus on manufacturing larger orders of customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated capabilities, the Company believes that it will be able to increase its gross margins and reduce the costs associated with setting up and manufacturing small run, metal stamping parts. The Company is initially focusing its marketing efforts at European OEMs. The Company believes that its restructured strategy is working and has recently announced new manufacturing agreements with OSRAM, a subsidiary of Siemens AG, and with Berger Lahr GmbH, a subsidiary of Schneider Electric. The Company has also received manufacturing orders from major German companies such as Miele & Cie. KG.

     Utilizing the skills, expertise and capabilities developed from its metal manufacturing operations, the Company also manufactures (i) clocks and watches for its own Kienzle branded line of timepieces, and (ii) clocks and clock components on an OEM basis for internationally known clock companies. The Company currently manufactures high quality quartz clocks at a low cost for both its own internationally recognized brandname line of clocks and for other internationally known companies, primarily Braun of Germany, and Casio of Japan. However, the international market for quartz clocks has, during the past few years, been stagnant, and the growth in sales that the Company had anticipated has not materialized. In addition, a number of other companies, including some companies that are believed to be receiving government subsidies, have recently duplicated the quartz manufacturing process and are now manufacturing quartz clocks in such volumes and at such low prices, that the manufacture of many lines of quartz clocks is no longer feasible. As a result, sales of certain lines of clocks (primarily quartz clocks) previously manufactured by the Company have decreased. In order to address these issues, the Company has taken the following actions:

  The Company has commenced manufacturing and selling clocks that set themselves with radio signals broadcast from atomic clock stations. During the fiscal year ended March 31, 2004, sales of radio signal clocks were only approximately $500,000. However, the Company recently received an order from Braun GmbH to establish tooling and manufacturing capabilities for two lines of radio signal clocks. The Company has also received orders from Casio for the development of a radio-controlled LCD alarm clock, as well a receiving interest in its line of analog/digital radio-controlled clock movements, which utilizes the Company’s patent-pending one and four stepping design.

  The Company has supplemented sales of Kienzle clocks with clocks, wrist watches and other timekeeping products that are manufactured by others and then marketed by the Company under the Kienzle brandname. Because the Kienzle name is recognized throughout Europe, and particularly in Germany, the Company is able to generate sales from watches and other products that it does not manufacture.
  In 2002 the Company commenced manufacturing and selling wrist watches under the Kienzle name. In addition to constituting a new source of manufacturing revenues, the Company believes that the manufacture of watches is important in Europe for the image of “Kienzle” as a historic watch manufacturing company. The Company believes that being a wrist watch manufacturer both enhances its ability to offer a more complete line of timekeeping products and supports the sales of its other Kienzle products. During the fiscal year ended March 31, 2004, the Company generated approximately $260,000 of sales from Kienzle watches that it manufactured.

     The Company’s third existing line of operations is the manufacture of low cost cameras for OEMs in the United States, Japan and Europe. Until June of 1999, the United States had been the largest market for single use (disposable) cameras. In 1999, in response by an action initiated by Fuji Film against a number of camera importers, the United States International Trade Commission (ITC) issued an order that effectively barred the Company’s OEMs from importing recycled one-time-use cameras into the United States. In response to the ITC order, the Company increased its sales into Europe and Asia, increased its manufacturing and sales of low-end 35mm cameras that are not subject to the order, and developed and commenced marketing other camera products (such as a new line underwater photographic products). As a result of the foregoing actions, the Company’s camera revenues in fiscal 2004 increased by $1,080,000, or 22%, over camera sales in fiscal 2003. In addition, the Company has developed and patented a new reusable lens fitted film package that the Company believes does not infringe on the cameras that are subject to the ITC order. The package is integral to the Company’s preloaded camera. The patent applies alternative photographic cameras that can compete in the market place with single-use cameras. Because the action regarding the ITC order is being appealed by Fuji, the Company has not yet, however, attempted to market its new camera in the United States. While sales of the Company’s single-use cameras and low-end 35mm cameras remain strong in Europe, the Company anticipates that the market for these cameras will decrease in the near future as digital cameras replace the traditional film cameras. In addition, the proliferation of mobile telephones that have the ability to take and transmit pictures also is expected to reduce the demand for the Company’s film-based camera products. As a result, the Company expects camera sales of single-use and low cost film cameras to decrease in the future.

      Industry Overview

     Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. The metal products manufacturing business of the Company represented approximately 58.3% of the Company’s gross revenues in the fiscal year ended March 31, 2004 and has historically been the largest segment of the Company’s business.

     The Company first commenced its metal stamping operations in China in 1990. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 30 miles from Hong Kong. During the past few years, however, many other manufacturers have located their facilities in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company now faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its OEM customers. The Company’s metal manufacturing business also was primarily directed at OEMs located in Asia, primarily in China and Japan. As part of its new strategy, the Company has also attempted to increase its sales to European customers.

     Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. The Company did not engage in any active marketing efforts to develop its business for its metal manufacturing operations. Recently, however, because of all of the competition that has developed, in Shenzhen and elsewhere, for low cost metal stamping, the Company has changed its customer focus, its manufacturing goals, and its marketing efforts. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures. The Company has also increased its marketing efforts and now attends trade shows and engages in direct marketing efforts. In order to upgrade its technical manufacturing abilities, the Company in 2002 received its ISO 9001 certification and has been improving its manufacturing facilities. The Company’s landlord has rebuilt one of the Company’s metal stamping buildings, and is currently refurbishing another existing building in anticipation of material orders for light fixtures from one of the Company’s German customers. The Company currently expects the light fixture manufacturing operations to commence at the refurbished facility during the summer of 2004. In total, the Company currently anticipates that it may spend between $1,500,000 and $3,000,000 this fiscal year on capital expenditures for its metal and other manufacturing operations in order to upgrade its current facilities and equipment.

     Having acquired all of the manufacturing equipment of the German Kienzle Uhren company in 1997, the Company has the capability to manufacture clocks for both third parties and for its own account. In addition, as a result of the Kienzle acquisition, the Company owns the “Kienzle” trademark, a name that is a household name in Germany and a famous name throughout Europe. As a result, the Company is able to compete on a name recognition basis as well as on a cost and quality basis. Although the Company does not have any definitive data regarding worldwide clock manufacturing and sales, the Company believes that there is an industry-wide consolidation underway, and that companies that cannot produce either high-quality, brandname clocks at a competitive price, or low-end clocks at extremely low prices, are being driven out of business. The Company believes that sales of the sort of clocks that are manufactured by the Company have been stagnant worldwide during the past few years for the following reasons: (i) Higher quality clocks have a long useful life and, therefore, are not replaced frequently. Consequently, unlike other consumer products, replacement sales are less frequent. (ii) The market has been flooded by inexpensive quartz clocks manufactured by companies owned or subsidized by governments that have often been sold, in the opinion of the Company, at prices that are below the manufacturing costs of such clocks. Until recently, the Company believed that it could overcome some of these market forces by lowering its manufacturing costs and increasing its marketing efforts. Accordingly, while the Company continues to control its costs and increase its marketing efforts, the Company has decreased its emphasis on quartz clocks and has commenced manufacturing other timekeeping pieces. For example, the Company has commenced manufacturing watches that are sold under the “Kienzle” brandname and has commenced manufacturing clocks that set themselves by radio signals broadcast from atomic clock stations. These radio clocks are particularly popular in Europe and Japan and constitute a significant portion of total clock sales in Europe and Japan. During the fiscal year ended March 31, 2004, revenues from and radio controlled clock sales were approximately $500,000.

     The Company’s camera operations consist of manufacturing low cost cameras and selling the Company’s own line of niche camera products. Sales of singe-use cameras have remained consistent in Europe, while the Company has experienced sales growth in the U.S. during the past two fiscal years for its low-end reusable 35 mm cameras as vendors have attempted to market camera products that are an alternative to the single-use camera. In order to increase its presence in the low-end camera market, the Company has developed its own patented reusable lens-fitted film package camera. However, to date, no material amount of cameras based on this patented film package have been manufactured or sold. The Company has also been developing and marketing other niche-market products, such as its line of underwater camera products. The Company, however, believes that the market for film-based cameras, such as the Company’s products, have been negatively impacted and will further decline as the market transitions from the traditional film camera to the digital cameras. The growing use and availability of digital photography with mobile telephones is expected to further contribute to the future decrease in demand for the Company’s cameras.

The Company’s Strategy

     Management believes that the Company’s future growth and profitability depend on its ability to maintain product quality, control production costs, increase production capacity, commercially exploit the recognition of the Kienzle trademark and reputation, improve its marketing/distribution channels, increase its product offerings, and to effectively react to market changes.

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

Capitalize on its Kienzle trademark: The Company believes that its “Kienzle” trademark is widely recognized in Europe, and particularly in Germany, and represents high quality, affordable, products. As a result, the Company believes that it can capitalize on that trademark by (i) distinguishing its own Kienzle clocks and watches from many of its competitors in the crowded timepiece marketplace, (ii) offering and selling other high quality timekeeping and related products that are manufactured by others under that name, and (iii) offering and selling in Europe other electronic and household products that are manufactured by others under the Kienzle name. By marketing products, even those that the Company does not manufacture, under the Kienzle name, the Company is able to realize a name recognition premium over other similar products.

Change its product line in response to market conditions: The Company’ strategy is to respond to changes in market conditions by changing its product offerings. Recent examples of its ability to respond to market and other conditions include the development of a new line of underwater camera products and the development of a clock that sets itself based on radio signal broadcasts. The Company has also been exploring manufacturing other products, such as LCD monitors and LCD televisions. The Company is in the early stages of exploring a cooperation arrangement with a Taiwanese manufacturer of LCD televisions and monitors in which the Company would purchase semi-knock-down kits, and then assemble and sell the completed monitors and televisions. To date the Company has only manufactured sample products for marketing purposes, and it is unclear that the Company will be able to develop a viable business plan regarding LCD monitors and LCD televisions or compete in this market.

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

In addition to expanding its manufacturing capabilities through acquisition, merger, etc., the Company may also establish additional manufacturing facilities in other countries that offer benefits similar to those available in China. The Company believes that there are other countries that offer low labor and operating costs and locations close to the Company’s customers. For example, in 2001, the Company established a manufacturing facility in Bulgaria, a location that is near the Company’s European customers, has both low wage rates, low operating costs, and favorable transportation arrangements for delivery of its products to European markets. While the Bulgaria facilities were not successful and were closed during the past fiscal year, the Company may also consider opening other smaller facilities in other locations in Europe, Asia or Central/South America. However, no such other locations have been identified, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

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

The Company conducts most of its manufacturing operations in accordance with typical Japanese manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. In 2002, the metal manufacturing facilities at the Company’s factory complex received ISO 9001 certification. The Company’s quality system helps to minimize defects and customer returns and create a higher confidence level among customers. Management believes that these factors increase demand for the Company’s services and products.

Metal Manufacturing

     Metal manufacturing accounted for 61.8%, 57.4% and 58.3% of the Company’s total sales during the years ended March 31, 2002, 2003 and 2004, respectively. The Company’s metal operations are conducted at the Company’s manufacturing facility in Long Hua, Shenzhen, China.

     The Company’s metal business consists of three stages: (i) tooling design and production; (ii) metal stamping; and (iii) finishing, packaging and shipping.

     Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customer will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products. The Company uses computer-aided design and manufacturing equipment to produce a long lasting, high quality metal stamping tool designed to produce a high quality product in efficient manner. As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

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

     The Company’s clock business is divided into the manufacture and sale of clock movements and finished alarm and wall clocks. During the past fiscal year, the Company manufactured clocks for Braun and other OEMs. Approximately 30% of its clock manufacturing (measured in terms of dollars of sales) were clocks that Company sold under its Kienzle trademark, and 70% of this clock manufacturing was for its OEM clients.

     The “Kienzle” name is a registered trademark in approximately 50 countries world-wide including major markets of the United States, U.K., Germany and Japan. The Company believes that the “Kienzle” brand is regarded as a quality manufacturer of clocks and watches. The Company also believes that the reputation of the Kienzle name can be carried over to other high quality products, particularly in Germany. The Company is building on the Kienzle brand name, the Kienzle product range and the Kienzle equipment to sell and produce alarm and wall clocks, other branded clocks, clock movements and OEM clock manufacturing.

     Since the Kienzle trademark is so well regarding in the time-keeping industry, the Company has recently also commenced manufacturing wrist watches under the Kienzle brandname. Revenues from watch manufacturing increased from $140,000 in fiscal 2003 to $260,000 in fiscal 2004. The Company has supplemented its distribution of Kienzle wrist watches that it manufactures with wrist watches manufactured by other manufacturers, which watches are branded and sold under the Kienzle name. During fiscal 2004 sales of third party manufactured watches sold under the Kienzle name represented $1,638,000 in sales.

     In addition to the clocks traditionally manufactured and sold under Kienzle name, the Company is attempting to increase the line of clock products it offers. The principal new product that the Company recently introduced is a line of clocks that are synchronized with radio signals broadcast from atomic clock transmitters. These radio synchronized clocks automatically set themselves with split second accuracy and adjust for daylight saving time and leap year. The radio synchronized clocks have not been widely adopted in the U.S. because there is only one broadcast station in the U.S. that can be used to adjust the clocks (the U.S. Atomic Clock located in Boulder Colorado). However, the clocks are very popular in Europe (where there are two atomic clock broadcast stations) and are growing in popularity in Japan. The Company has been selling its radio controlled clocks to Japan and Europe and recently received a new OEM order from Braun GmbH for the development of two new radio-controlled clock products to be sold under Braun’s name. The Company believes that there are still some growth opportunities in the radio synchronized clock market in Germany. The Company has filed several patent applications for aspects of its own radio controllable clocks in Europe, Hong Kong, Germany and the U.S.

     For the fiscal year ended March 31, 2004, the Company’s clock and watch revenues (including revenues generated from selling third party watches and other products under the Kienzle trademark) increased over the prior fiscal year, but decreased slightly as a percentage of total revenues, from 18.5% of total revenues in fiscal 2003 to 18.1% in fiscal 2004, due to the proportionately larger increases in the Company’s other product segments.

Camera Assembly

     The Company currently manufactures and assembles cameras in its Shenzhen, China manufacturing factory complex. During the past two years, the Company also operated a small camera assembly plant in Bulgaria. The Bulgarian plant was closed during the past fiscal year. The camera products that the Company manufactures consist of (i) reusable 35mm cameras, (ii) lens-fitted film packages, commonly referred to as single-use cameras, and (iii) niche camera products, such as the Company’s underwater camera and other accessories for underwater cameras. Camera sales during the three years ended March 31,2004, 2003 and 2002 accounted for 23.6%, 24.1% and 23.4% of net sales, respectively. The Company’s cameras are sold worldwide through various distributors.

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

     In order to develop potential new markets for re-usable cameras, the Company developed a new reusable lens-fitted film package, a camera that has a different design and functional mechanism from that utilized in the single-use lens-fitted film package cameras currently on the market. The Company’s reusable lens fitted film package can, however, also be sold in the same market as the single-use lens-fitted film package. In November 2000, the Company received approval from the U.S. Customs office for the importation of its new cameras in the United States. The Company also recently was granted a patent in the United States, U.S. Patent Number 6,522,835 B2, that covers the Company’s “photographic film package” with a detachable cartridge. However, in June 2001, the Fuji Photo Film Co. filed a complaint for enforcement proceedings with the United States International Trade Commission (“ITC”) against 20 companies alleging that those companies violated Fuji’s patents. The ITC action has effectively prevented the Company from marketing its film product in the United States. As a result of the proceedings before the ITC, the Company has not commenced marketing its new camera in the United States and currently has not set a date on which it will commence distributing its new camera in the United States.

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

     The Company believes that its use of in-process quality control and a final quality audit process, together with low cost labor and overhead at its China facilities, enable it to manufacture cameras at a competitive price. Nevertheless, because of strong competition in the low cost camera markets, the Company’s gross margins on camera sales are very narrow. In addition, the Company believes that demand for its film camera products has started to decrease, and will continue to decrease, as a result of the proliferation of digital cameras and mobile telephones with photographic capabilities, all of which reduce the market for the Company’s film-based cameras.

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

     In 1999-2000, the Company’s ability to import sheet metal was adversely affected due, in part, to China’s institution of a “Customs License Deposit” for the import of “sensitive materials,” which category includes sheet metals. The deposit requirement severely limited the amount of materials the Company could import and adversely affected the Company’s metal stamping operations. The Company currently is exempt from these deposit requirements. However, some of these stringent and burdensome governmental licensing and deposit requirements are still in effect, and the Company’s exemption may lapse or be lifted in the future.

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

Transportation

     The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck. Generally, the Company sells its products “free-on-forwarder” (“F.O.F.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong. To date the Company has not been materially affected by any transportation problems as it uses subcontract trucking services which have been readily available in the past. Similarly, recent improvements in the roads and freeways in China have facilitated intra-China transportation. The Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and have been working continually to improve the flow of cross-border goods.

Customers and Marketing

     The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the shipping destinations specified by the Company’s customers (except for sales to China). For example, if the products are delivered to the customer in China, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, United States dollars and European euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2002, 2003 and 2004:

	Year Ended March 31
	2002	2003	2004
GEOGRAPHIC AREAS:
Hong Kong & China	60.5%	63.7%	66.1%
Europe	31.4%	25.7%	23.7%
Other Asian countries	1.7%	1.3%	2.4%
United States	5.5%	7.5%	2.4%
Others	0.9%	1.8%	5.4%

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

     The Company’s customers for its non-Kienzle branded clocks include internationally recognized clock manufacturers such as Braun and Casio. The ultimate customers of the Kienzle branded clocks consist of importers, wholesalers and large retailers, primarily in Europe where the Kienzle brand name has strong brand recognition. The Company also markets it watches and clocks through its marketing office located in Germany. Until January, 2004, the Company also marketed its clocks and watches in Europe through Kienzle AG, a third party distributor under a licensing and supply agreement that the Company entered into with Kienzle AG in January 2003. The Company has terminated that agreement and now markets Kienzle branded watches (other than watches sold in the promotional marketplace) and clocks exclusively in-house through its Germany offices.

     Camera sales are conducted primarily through existing importers and distributors who market the cameras under their own brands. Previously, the Company limited its direct marketing or advertising activities in order not to compete with its distributors. However, the Company has now increased its marketing, advertising and exhibition activities to stimulate the demand for, and to promote its camera products.

Major Customers

     For the fiscal year ended March 31, 2004, two customers each accounted for more than 10% of the Company’s gross revenues (or 39.5% collectively of the Company’s net sales). No other customers individually accounted for more than 10% of the Company’s gross revenues during this recent past fiscal year. During the past few years, the Company has relied to a large extent on a few larger customers and on many smaller customers. As part of its recently announced shift in its policy of handling smaller customers in its metal manufacturing operations, the Company believes that it will decrease the number of smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of these customer’s order decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace any of its major customers.

     Customers place metal manufacturing orders with the Company in the form of purchase orders which are supported by a delivery schedule covering up to three months of orders. Customers usually do not provide long term contracts for their purchases and are able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not contain any specific purchase orders or purchase requirements. Orders from such customers are thereafter received from time to time by customers based on the customers needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company’s business. Except for these purchase orders, the Company normally has no written agreements with its customers. Sales of metal parts are primarily on credit terms of up to 45 to 90 days with payment in Hong Kong dollars while the sale of cameras and clocks is through letters of credit, wire transfer advance payment and, for older established accounts, some open accounts payable within 30 to 90 days of shipment in United States dollars. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-40 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-45 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. As a result, the Company has increased its allowances for doubtful account this year. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

Patents, Licenses and Trademarks

     In November 1998, the Company acquired the worldwide rights (other than in Italy) to the “Kienzle” trade name and trademark for use with clocks, watches and certain other timekeeping instruments. The trademark currently also covers certain other products such as electronic products, household products, and textiles for certain European countries. The trade name and trademark is registered in approximately 50 countries, including Germany, the United States, the UK and Japan. The Company believes that the trade name and trademark enable the Company to market its own products, and products that it acquires for the purpose of reselling as “Kienzle” products, at a higher price and with larger gross margins than similar products that it manufactures for others on an OEM basis.

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

     The Company has also been attempting to develop new camera technologies. In connection with its new technologies, the Company was issued a patent in the United States, U.S. Patent Number 6,522,835 B2, that covers the Company’s “photographic film package” with a detachable cartridge. The package is integral to the Company’s pre-loaded camera, and the patent applies specifically to alternative photographic cameras that can compete in the market place with single-use cameras. Applications relating to this U.S. patent application are still pending in Europe, Japan, China and Hong Kong. The Company also has applied for patents in the United States for its camera cassette assembly apparatus and method.

     As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no patents, licenses, franchises, concessions or royalty agreements which it considers material to its OEM manufacturing business.

Competition

     The Company competes against numerous manufacturers of clocks, metal components and cameras as well as in–house manufacturing capabilities of existing customers. Management believes that firms which are smaller than the Company make up the largest segment of the metal manufacturing industry although it is not aware of any empirical data defining the metal manufacturing industry in China. The metal stamping industry is characterized by a large number of small metal stamping work shops. Customers evaluate competitor’s capabilities against each other and against the merits of in-house production. Some of the Company’s competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis.

     The camera and clock manufacturing industry traditionally has been highly competitive and fragmented. However, the Company believes that the market for traditional clocks is undergoing a consolidation and that the market may soon be dominated by a few major manufacturers/distributors. The Company believes that its Kienzle brandname and its low-cost manufacturing provide it with the ability to compete in this market. Nevertheless, most major brands of clocks and watches have significantly greater marketing and distribution capabilities and financial resources than the Company. In the single-use camera market, customers generally are attracted to manufacturers based on the price of the product and timely delivery. The Company is able to compete by providing good quality products at a competitive prices with reliable delivery and service.

     Certain of the new product markets that the Company is considering entering into also are extremely competitive and are dominated by well-capitalized, international companies. For example, the Company is considering manufacturing LCD monitor and flat panel televisions. There are numerous large, multi-national companies that currently compete in these markets.

Other Activities

     The markets in which the Company operates are continuously changing, and the Company regularly seeks both (i) new or alternate products that it can manufacture and sell, and (ii) new methods of operating that may enhance its business. Certain of changes in the Company’s products and operations evolve from its existing business and carry a low chance of failure. For example, the Company’s quartz clock manufacturing has evolved into the manufacture of radio-controlled clocks and wrist watches. In addition, the manufacture of single-use cameras and low-end 35mm cameras has spawned the Company’s underwater camera product line. Certain other actions deviate significantly from the Company’s existing manner of operations and are, as a result, subject to greater uncertainties. The following are some of the other actions that the Company has taken, and is taking:

     A.     The Company owns the worldwide rights (other than in Italy) to the name “Kienzle” for clocks, watches and certain other timekeeping instruments. The Company believes that the Kienzle name is associated with quality and prestige in Europe, particularly in Germany. Although the Kienzle name is traditionally associated with watches and clocks, the Company believes that the reputation of the name can also be used to market other high quality products, such as electronic and household products. As a result, during the past two years, the Company has attempted to market products manufactured by others under the Kienzle name in Europe. In order to maximize its distribution capabilities of Kienzle branded products, the Company in January 2003 associated a professional marketing and distribution company in Germany to exploit the “Kienzle” trademark.

     B.     The Company is exploring the possible manufacture and distribution of liquid crystal display (LCD) products, such as flat panel televisions and computer monitors. The Company is working with a Taiwanese manufacturer of LCD panels and electronic components to develop LCD based products that can be competitively priced. Under the current arrangement, the Company purchases the LCD monitor and required electronic components from the Taiwanese company. The Company manufactures the chassis and stand for the final product and then assembles the final product. To date, sales of these LCD products by the Company have been limited to sales made for test marketing purposes and have insignificant. The parties are still determining how best to cooperatively exploit this potential opportunity, and no assurance can be given that the Company will be able to establish a commercially reasonable relationship with the Taiwanese company or that it will otherwise become a manufacturer of LCD products.

     C.     In August 2003, the Company acquired a 50% interest in Kayser Photo (Overseas) Corp., a new corporation established in Panama to distribute film, cameras, batteries and single-use cameras in Central and South America. Under its agreement with Kayser Photo (Overseas) Corp., the Company will sell certain products to that company and will receive one-half of the company’s profits. The products marketed by Kayser Photo (Overseas) Corp. are sold under the “Kayser” brandname. Sales to date from this new venture were only approximately $90,000 during the past fiscal year, and no assurance can be given that the Company will determine that these operations will be further developed or will eventually become a viable business. Because of its contacts in the camera market, the Company also is exploring becoming a third party distributor of digital cameras and possibly other products that the Company currently handles (such as watches and LCD monitors).

Organizational Structure

     Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2004, Highway Holdings Limited owned eleven subsidiaries, ten of which were wholly-owned by Highway Holdings Limited. However, the Company currently conducts is business primarily through eight of these subsidiaries, six of which are incorporated in Hong Kong, one that is incorporated in Germany, and one that is organized in Bulgaria. For details regarding the names of these subsidiaries, the principal activities of subsidiaries, the country of their incorporation, and the dates of their organization, see Note 1 to the Consolidated Financial Statements appearing in Item 18 of this Annual Report.

     The Company also is a 50% equity owner of a Panamanian company that it and an unrelated third party established in August 2003 to engage in film, battery and camera trading activities, a 50% equity owner in a dormant U.S. entity established to market Kienzle branded clocks in the U.S.A., and a 20% interest in Kienzle AG, a German distributor.

Property, Plants and Equipment

      British Virgin Islands

     The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

      Hong Kong

     The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its executive offices. These premises are leased under a lease that expires in July 2006. The Company believes that suitable alternative facilities are available if the Company cannot extend the lease on satisfactory terms.

     The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $1,500 per month under an agreement that expires in January 2006.

      China

     The Company currently leases a total of approximately 450,000 square feet of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 378,000 square feet of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal manufacturing, camera and clock manufacturing, spray painting, screen printing, plastic injection, tooling workshop and warehouse operations. There are also offices for management and administration on the premises. The term of the leases expires on February 28, 2009. In addition to the existing facilities, the Company’s landlord is also constructing a new office building for the Company on the premises, which new building is expected to be completed during the current fiscal year. The Company estimates that, depending on the Company’s operations, the utilization rate of these facilities during the fiscal year ended March 31, 2004 fluctuated between an estimated 50% and 80% of its maximum capacity. Accordingly, the Company is currently not in need of additional manufacturing space, and its current facilities will continue to satisfy the Company’s needs in the near future. However, should the Company need additional space, it has an option to lease additional facilities from its current landlord.

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

      Germany

     The Company leases a 152 square meter marketing office and a 1,080 square meter warehouse in Germany, related to sales of Kienzle branded products in Germany. The lease for this facility expires in October 2004.

Item 5. Operating and Financial Review and Prospects

Overview

     The Company’s net sales are derived primarily from the manufacture and sale of clocks, metal parts/components and cameras. During the past fiscal year, the Company conducted its manufacturing operations in facilities in China and, until the facilities were closed in December, 2003, in Bulgaria.

     The metal manufacturing operations currently account for the largest portion of the Company’s net sales and income. The gross profit margin on metal stamping is generally higher than that of camera and clock manufacturing, but it is typically more affected by fluctuations in raw material prices, particularly prices of rolled steel.

     The location of the Company’s executive offices in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company has historically benefited from favorable overall income tax rates, the tax rate applicable to the Company for the fiscal year ended March 31, 2004 was 9.2%. (The Company’s income tax rate for the fiscal year ended March 31, 2003 was 9.3%.) The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong income tax. The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong, namely in China. The statutory tax rate in Hong Kong currently is 17.5%, and there are no taxes on dividends or capital gains.

     Unlike companies which have wholly-owned subsidiaries located in China or operate under joint venture agreements in China, under the BFDC Agreements pursuant to which it operates in China, the Company does not pay taxes in China because it is not considered to be doing business in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. Arrangements such as the BFDC Agreements under which the Company operates in China are one of the most common types of arrangements in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws.

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

Results of Operations

      General

     During the past three years discussed below, the Company’s revenues have been derived primarily from the manufacture and sale of (i) OEM manufacture of metal parts and components (ii) clocks and clock movements and (iii) cameras. The Company also sells watches and other products that it did not manufacture under the “Kienzle” name.

     The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,

	2002	2003	2004

Net Sales	100%	100%	100%
Cost of sales	82.6	80.9	79.9

Gross profit	17.4	19.1	20.1
Selling, general and administrative expenses	18.6	18.3	16.6

Operating income/(loss)	(1.2)	0.8	3.5
Interest expense	(0.1)	(0.2)	(0.3)
Other income	0.4	2.1	1.5
Impairment of investment in an affiliate	0	0	(0.4)
Share of affiliate (loss)	0	0	0

Income/(loss) before income taxes	(0.9)	2.7	4.3
Income taxes	(0.3)	(0.3)	(0.4)

Income/(loss) before minority interest	(1.2)	2.4	3.9
Minority interest	0	0	0

Net income/(loss)	(1.2%)	2.4%	3.9%

      Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

     Net sales for the year ended March 31, 2004 (“fiscal 2004”) increased by $4,986,000, or 24.5%, from the year ended March 31, 2003 (“fiscal 2003”). The increase in net sales was due to an increase in sales of all of the Company’s product segments compared to the prior fiscal year.

     Sales of metal manufactured parts and components for the year ended March 31, 2004 experienced the largest increase both in dollar amount and as a percentage. Metal manufacturing sales increased by $3,098,000, or 26.5%, as compared to the year ended March 31, 2003, and represented 58.3% of the Company’s total sales. Net sales from the metal stamping segment for the year ended March 31, 2003 represented 57.4% of the Company’s net sales. The increase in sales of OEM manufactured products was primarily due to the increase in sales to Germany customers and by an increase in sales to Hong Kong/China.

     Net sales of cameras increased in fiscal 2004 in each of the Company’s principal geographic markets for the Company’s cameras, other than sales in the U.S.A, which decreased by $1,062,000. The decrease in sales to the U.S.A. was due to the loss of the Company’s principal U.S. customer. While net sales of cameras increased by $1,080,000, or 22%, in fiscal 2004, cameras constituted 23.6% of the Company’s net sales, compared to 24.1% in the prior year due to the relatively larger increase in the Company’s overall net sales.

     Sales of clocks and watches for the year ended March 31, 2004 increased by $808,000, or 21.4% as compared to the year ended March 31, 2003, and represented 18.1%, of the Company’s March 31, 2004 fiscal year sales compared to 18.5% of the Company’s net sales for the year ended March 31, 2003. In January 2003, the Company entered into a license and distribution agreement with Kienzle AG, a German distribution company, to sell watches, clocks and other products manufactured by other makers in Europe under its own “Kienzle” trademark. Sales under this agreement generated approximately $521,000 of revenues in fiscal 2003 (the three months from January through March, 2003) and $1,665,000 of revenues in fiscal 2004. Since the amount of sales made in calendar 2003 by Kienzle AG under the distribution agreement did not meet the minimum established under the distribution agreement, the Company terminated the distribution agreement with Kienzle AG. Although the distribution agreement was terminated in 2004, both parties are still conducting business with each other in substantially the same manner as before (except with respect to clocks and watches), and the parties are considering restructuring that distribution agreement to exclude watches and clocks (the rights to which the Company would retain). The termination of the distribution agreement may negatively affect the Company’s Kienzle branded sales in Europe during the current fiscal year. Sales of the Company’s principal clock products, quartz clocks, continued to decline in fiscal 2004. In order to offset decreased sales in traditional quartz clocks, the Company has developed and has commenced selling a new line of radio controlled clocks.

     The Company’s gross profits as a percentage of its net sales increased from 19.1% in the year ended March 31, 2003 to 20.1% in the year ended March 31, 2004. Cost of sales as a percentage of net sales decreased from 80.9% to 79.9% despite a one-time $640,000 write-off of inventory for the fiscal year ended March 31, 2004. The Company periodically writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. In fiscal 2003, the Company wrote off only $52,000 of obsolete inventory. The Company attributes the large, one-time increase in the amount of inventory written off during fiscal 2004 to recent changes in accounting policies and not to an increase obsolete inventory. The reasons for the 1% increase in gross margins in fiscal 2004 include the higher margins the Company has realized in its metal manufacturing because of the increasing emphasis on manufacturing subassemblies and components, and the on-going benefits of the company-wide cost reduction efforts that were initiated during fiscal 2003. Although the Company’s gross profits as a percentage of its net sales increased during the past year, the percentage is still below the levels the Company has previously achieved. The Company attributes the lower gross profits to the loss of its competitive advantage that it used to have due to its operations in China. Since many other manufacturers have now also established facilities in China, prices for manufactured products have been decreasing and competition has been increasing.

     Selling, general and administrative expenses for the year ended March 31, 2004 increased by $496,000, or 13.3%, over fiscal 2003 but decreased as a percentage of total net sales from 18.3% to 16.6%. The decrease in selling, general and administrative expenses as a percentage of net sales was due to the 24.5% increase in net sales. The increase in selling, general and administrative expenses is due in part to a $142,000 bad debt expense that the Company recognized during fiscal 2004. Selling, general and administrative expenses for both years included expenses related to the Bulgaria that the Company closed in December 2003. Unless the Company re-opens the Bulgaria operations, the Company will not bear the costs of the Bulgaria facilities in the future.

     In connection with the licensing and distribution agreement the Company entered into with Kienzle AG in January 2003, the Company also agreed to acquire a minority equity interest in Kienzle AG. The amount that the Company has invested to date is $109,000. As a result of Kienzle AG’s failure to meet its minimum purchase commitment for the year ended December 31, 2003, the Company terminated the distribution agreement and wrote off its $109,000 investment in Kienzle AG. The Company and Kienzle AG are currently still conducting business with each other and are considering restructuring their prior agreement.

     During the fiscal year ended March 31, 2004, the Company realized a $278,000 gain due to currency exchange rate fluctuations. The Company realized a currency exchange rate gain of $344,000 in fiscal 2003. The gains were the result of the strength of the euro compared to the U.S. dollar, which increased the value of payments the Company received in euros from it sales in Europe. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be impacted by the fluctuations of currencies.

     The Company’s interest expenses increased slightly for the fiscal year ended March 31, 2004 from the prior fiscal year, while the Company’s interest income for the most recent fiscal year decreased from the prior fiscal year ended March 31, 2003. The minor changes reflect the increase in the Company’s cash balances and the increase in the amounts borrowed under its line of credit.

     As a result of increased sales and an improved gross profit as a percentage of net sales, the Company’s net income increased from $485,000 for the March 31, 2003 fiscal year to net income of $982,000 in the most recently completed fiscal year.

      Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Net sales for the year ended March 31, 2003 increased by $938,000, or 4.8% from the year ended March 31, 2002 (“fiscal 2002”) as a result of increases in net sales in the Company’s camera and clock businesses. Sales in metal manufacturing decreased by $336,000 during fiscal 2003.

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

     Sales of metal manufactured products decreased in fiscal 2003 by $336,000, or 2.8%, from fiscal 2002, due to a decrease in orders from the Company’s Japanese clients. Sales of metal manufactured parts represented 57.4% of the Company net sales during fiscal 2003 compared to 61.8% of net sales in fiscal 2002. During the past few years, the Company’s Japanese clients have shifted the manufacturing of their standard, simple parts to other low-cost manufacturers, many of whom were recently established near the Company’s manufacturing facilities in Shenzhen. In order to avoid competing with these other low-cost manufacturers based solely on price, the Company shifted its focus from these low margin metal stamping projects to the manufacture of parts, components and products that utilize more of the Company’s vertically integrated technologies. While sales of metal manufactured products have decreased slightly and faced increased competition, the metal manufacturing operations of the Company continued to be the most profitable segment for the Company during fiscal 2003.

     The Company’s gross profits as a percentage of its net sales increased to 19.1% in fiscal 2003 from 17.4% in fiscal 2002. The increase was primarily due to an increase in the Company’s production efficiency and to the benefits of its cost-cutting program.

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

     In fiscal 2003, the Company recognized a net currency exchange gain of $344,000 due to the weakening U.S. dollar exchange rate. Since the Company’s accounts are stated in U.S. dollars, sales made in euros and other foreign currencies were converted into U.S. dollars at favorable rates.

     The Company’s interest expense and interest income both decreased during fiscal 2003 compared to fiscal 2002 due primarily to the decrease in interest rates.

Liquidity and Capital Resources

     At March 31, 2004, the Company had a working capital of $8,774,000, compared to working capital of $7,753,000 at March 31, 2003.

     The Company had historically generated sufficient funds from its operating activities to finance its operations and there had been little need for external financing other than capital leases which are used to finance equipment acquisitions. During the fiscal year ended March 31, 2004, the Company generated $1,475,000 of cash from its operating activities. After deducting cash expended in investment activities (consisting mostly of purchases of new equipment) and cash expended to repay indebtedness, the Company’s cash and cash equivalent position increased to $4,158,000 from $3,148,000 at March 31, 2003.

     Because of the Company’s international operations, the Company’s banking facilities provide the Company with credit facilities for letters of credit and import loans. In addition, in order to fund certain of the Company’s capital requirements, also has borrowed funds from its banks to finance some of its machinery and equipment purchases and some of its building costs. The foregoing banking facilities are currently being provided to the Company through a credit facility with the Hong Kong and Shanghai Banking Corporation Limited (HSBC) and a credit facility with DBS Bank (Hong Kong) Limited.

     The HSBC credit facility is in favor of the Company’s camera and metal manufacturing subsidiaries and, as of the date of this Annual Report, provides for a maximum credit facility of $1,285,000 (subject to various sub-limits). The HSBC credit facility consists of an import loan facility that bears interest at 2.0% over the banks’ best lending rate as in effect in Hong Kong from time to time, and is secured by a charge on certain time deposits the Company maintains at the bank and cross guarantees and indemnities.

     The DBS facility is in favor of the Company’s metal, clock and camera subsidiaries and provides for a maximum letter or credit/trust receipt facility of $1,928,000 and for an aggregate of $1,024,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank’s standard bills rate for U.S. dollar credits. The DBS capital expenditure loans are repayable in monthly installments ranging from 16 months to 36 months. Interest rates under the DBS capital expenditure facility vary from 0.25% below the prime rate quoted by the bank from time to time, to 1.5% over the prime rate quoted from time to time. The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries. As of March 31, 2004, the Company had borrowings of a total of $1,933,000 outstanding under its credit facilities and had a total of $895,000 of available credit remaining under the two credit facilities.

     The Company currently carries only a small amount of long-term debt ($385,000 as of March 31, 2004). As a result, of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities.

     The Company has previously entered into an agreement with the law firm that handled the Fuji litigation before the ITC (see, “Item 8. Financial Information—Legal Proceedings”). In the event that the litigation is resolved favorably to the Company, the law firm will be entitled to receive (i) an option to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.00 per shares, and (ii) one-third of the net profits that the Company derives from the world-wide sale of its new camera. The total maximum that the firm could receive is $1,000,000. As a result of this fee arrangement, if the Company starts to sell this new camera, the amount of profit it will generate from the sale of this camera will, therefore, be reduced. While the portion of the legal proceedings in which the law firm was involved has been concluded, the right of the law firm to receive the forgoing contingent compensation has not yet been established, and the option has not been issued.

     During the current fiscal year (ending March 31, 2005), the Company anticipates that, company-wide, it will spend between $1,500,000 and $3,000,000 on capital expenditures, most of which will be used for its metal manufacturing operations. These expenditures include the refurbishment of one of the metal manufacturing buildings to accommodate the manufacture of light fixtures for the Company’s German lighting customer, acquire equipment for the potential LCD monitor and television assembly operations, furnish and decorate the new office building that the Company’s landlord intends to construct for the Company, and generally upgrade its other equipment. A portion of the capital expenditures will purchased from the Company’s existing funds, some equipment purchases will be funded by borrowings under the Company’s existing banking facilities, and some equipment will be acquired under capital leases.

     The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

     The following is a summary of the Company’s contractual obligations as of March 31, 2004 is as follows:

	Payment due by Year Ended March 31,

						2009 and
Contractual Obligations	Total	2005	2006	2007	2008	thereafter

	000’s	000’s	000’s	000’s	000’s	000’s
Facility Leases	$3,875	$828	$805	$779	$760	$703
Finance Leases	385	173	121	91	—	—
Purchase obligations	2,160	2,160	—	—	—	—
Short term borrowing	1,933	1,933	—	—	—	—

Total	$8,353	$5,094	$926	$870	$760	$703

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

Exchange Rates

     The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and euros. In addition, all of the payments the Company is required to make under the BFDC Agreements for its manufacturing facilities, its factory workers, as management fees and other operating charges are based on the Hong Kong dollar. The exchange rate between the U.S. dollar and the Hong Kong dollar has been fixed since 1983 at approximately HK $7.80 to US $1.00. Accordingly, the Company has not been subject to material currency fluctuations with respect to these aspects of its operations. However, since the Company’s clock, camera and other sales in Europe are denominated in euros, the Company is subject to the risks of exchange rate fluctuations. During the fiscal year ended March 31, 2003 and 2004, the Company experienced net currency exchange gains of 278,000 and $344,000, respectively. The recent exchange rate gains are due to the improved exchange rate between the euro and the U.S. dollar and the increasing amount of sales denominated in euros. However, as the Company increases its European operations, the Company will in the future continue to be subject to the risk of rate fluctuations, and such fluctuations may result in losses as well as gains. The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the euro in particular, could have a material impact on the Company’s future earnings/losses.

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

     Bad and doubtful debts – The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

     Inventories – Inventories, consisting of finished goods, raw materials and packaging materials, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

     Income taxes – The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

     Impairment of assets – The Company's long-lived assets principally include property, plant and equipment and intangible assets. In assessing the impairment of these assets, the Company has made assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, the Company may be required to record impairment charges for these assets. For the year ended March 31, 2004, the Company wrote off its $109,000 investment in Kienzle AG.

     Litigation – The Company records contingent liabilities relating to litigation or other loss contingencies when it believes that the likelihood of loss is probable and the amount of the loss can reasonably be estimated. Changes in judgments of outcome and estimated losses are recorded, as necessary, in the period such changes are determined or become known. Any changes in estimates would impact its future operating results. Significant contingent liabilities, which the Company believes are at least possible, are disclosed in the Notes to the Consolidated Financial Statements.

     Industrial property rights – Industrial property rights represent the patents, technology and the rights relating to the name “Kienzle” and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 18, 2004 are as follows:

Name	Age	Positions

Roland W. Kohl	55	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	55	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	38	Chief Financial Officer, Secretary
May Tsang Shu Mui	44	Administration Manager, Director
Quan Vinh Can (Joseph)	55	Factory Manager, Metal Stamping Operations
Tiko Aharonov	57	Director
Benson Lee (1) (2)	62	Director
David Tamir (1) (2)	68	Director
Terrence A. Noonan (1) (2)	66	Director
Dirk Hermann (1)	40	Director

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

     Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s camera operations from 1998 to 2004. Until the closing of the Company’s Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. Mr. Aharonov currently is a consultant to the Company and is also a Director of several Israeli companies. He was a bank manager for a leading Israeli commercial and retail bank in the past five years has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel.

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

Board Compensation

     During the past fiscal year, the Company paid each non-executive director Messrs. Lee, Tamir and Noonan) a director’s fee of $6,000, and Mr. Hermann a fee of $1,500, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. Messrs. Lee, Tamir, Noonan and Hermann are outside, non-executive directors. In addition, during fiscal 2004, the Company granted the following stock options to the outside directors: (i) in June 2003, Mr. Herman was granted an option to purchase 2,000 Common Shares, and Messrs Benson, Tamir and Noonan each were granted options to purchase 3,000 Common Shares, which options are exercisable at $1.47 per share, the closing price of the Company’s common stock on the date of grant; and (ii) in October 2003, Mr. Herman was granted an option to purchase 4,000 shares of common stock, and Messrs Benson, Tamir and Noonan each were granted options to purchase 6,000 shares of common stock, which options are exercisable at $3.17 per share, the closing price of the Company’s common stock on the date of grant. The options granted to the Directors do vest one year after the date of grant and are therefore not exercisable until the first anniversary of the date of grant.

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

     The members of the both the Audit Committee of the Board of Directors currently are Benson Lee, David Tamir, Terrence A. Noonan and Dirk Hermann. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices.

     The Compensation Committee of the Board of Directors currently consists of Benson Lee, David Tamir and Terrence A. Noonan. The Compensation Committee administers the Company’s 1996 Stock Option Plan and provides recommendations for the salaries and incentive compensation of the executive officers of the Company, which compensation levels are then approved by the Board of Directors.

Employees

     As of March 31, 2004, the Company employed a total of 1,598 full-time employees. Of these employees, 15 were engaged in the administration of the Company, 1,481 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 22 were engaged in marketing, and the balance (80 employees) were engaged in miscellaneous other supporting functions. Of the foregoing employees, 1,559 were employed in China, 32 in Hong Kong, and six in Germany. The employees in Germany are principally engaged in marketing. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to oversee local management and provide technical assistance.

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

     The Company’s employees are not parties to any labor union or collective bargaining agreement, and the Company has, to date, not experienced any material labor stoppages. The Company believes that its relations with employees are good.

Options of Directors and Senior Management

     The following table sets forth the number of Common Shares that each Director and executive officer of the Company could purchase as of June 18, 2004, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner	Number of
Or Identity of Group	Common Shares	Expiration Date	Exercise Price

Roland W. Kohl	100,000	June 2, 2008	$1.55

Tiko Aharonov	32,781	August 31, 2004	$2.22
	10,000	May 7, 2005	$1.1875
	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

May Tsang Shu Mui	10,000	May 7, 2005	$1.1875
	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

Lee Benson	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

David Tamir	10,000	May 7, 2005	$1.1875
	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

Terrence A. Noonan	10,000	May 7, 2005	$1.1875
	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

Satoru Saito	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

Dirk Hermann	2,000	June 2, 2008	$1.47
	4,000	October 27, 2008	$3.17

Fong Po Shan	20,000	June 2, 2008	$1.47

Quan Vinh Can (Joseph)	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

     For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

     The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 400,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability. As of March 31, 2004, options granted under the Option Plan to purchase a total of 308,500 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. The average weighted exercise price of all options outstanding on March 31, 2004 was $2.02.

     In addition to the options that can be granted under the Option Plan, the Company also granted Common Share purchase rights to certain of the directors and key employees prior to its December 1996 initial public offering, of which rights to purchase a total of 132,781 of Common Shares were still outstanding as of June 18, 2004 (the 132,781 option shares include replacement rights for the purchase of 100,000 Common Shares that were granted to Mr. Kohl in June 2003 to replace 100,000 share purchase rights that were granted to him in 1996 and which rights expired in January 2003). The average weighted exercise price of the Common Share purchase rights outstanding on March 31, 2004 was $1.72.

     As of June 18, 2004 the Company had outstanding stock options and Common Share purchase rights for an aggregate total of 336,281 Common Shares.

     As part of the compensation that the Company has agreed to pay Mr. Kohl, the Company’s Chief Executive Officer, commencing on April 1, 2005 and continuing annually thereafter, Mr. Kohl will be issued 29,154 Common Shares. The foregoing shares are to be issued to compensate Mr. Kohl for the reduced salary that Mr. Kohl accepted during certain prior years.

Item 7. Major Shareholders and Related Party Transactions

     Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 11, 2004, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or	Number of Common Shares		Percent Beneficially
Identity of Group(1)	Beneficially Owned		Owned(**)

Roland W. Kohl	424,797	(2)	12.95%
David Tamir	13,000	(3)	*
Benson Lee	353,830	(4)	11.12%
Tiko Aharonov	274,900	(5)	8.52%
Dirk Hermann	2,000	(3)	*
Satoru Saito	352,980	(4)	11.09%
May Tsang Shu Mui	63,171	(6)	1.98%
Cartwright Investments Limited	346,830		10.91%
Terrence A. Noonan	13,000	(3)	*
Fong Po Shan	21,283	(7)	*
Quan Vinh Can	27,665	(4)	*

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories Hong Kong.
(2)	Includes stock options to purchase 100,000 Common Shares which are currently exercisable.
(3)	Represents currently exercisable stock options to purchase Common Shares.
(4)	Includes stock options to purchase 3,000 Common Shares which are currently exercisable.
(5)	Includes stock options to purchase 45,781 Common Shares which are currently exercisable.
(6)	Includes stock options to purchase 13,000 Common Shares which are currently exercisable.
(7)	Includes stock options to purchase 20,000 Common Shares which are currently exercisable.

     There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

      Related Party Transactions.

     In January 2003, the Company entered into a licensing and distribution agreement with Kienzle AG, a newly formed marketing company located in Germany. Under the license agreement, the Company granted to Kienzle AG a five-year exclusive, royalty-free license to use and display the Kienzle mark solely in conjunction with the promotion, marketing, sale, and distribution by Kienzle AG of branded products in Austria, Benelux, Denmark, Germany, Spain, Switzerland, Norway, Sweden, Denmark, Finland, Portugal, France, and the United Kingdom. The Company retained the right to market Kienzle products in all other markets and to manufacture and market clock movements under the Kienzle name. The Company also retained the internet rights to use the name in the foregoing European territories, although the two companies intend to jointly operate a Kienzle website. Under the license agreement, Kienzle AG was required to purchase all Kienzle branded products from the Company, and the Company is permitted to charge Kienzle AG its normal arms’ length price for those products. For products that the Company did not manufacture, such as, for example, audio systems, the Company was obligated to purchase those products and then sell those products to Kienzle AG at an agreed upon mark-up price. During the first year of the license, Kienzle AG purchased $1,952,000 of products from the Company. Since this amount of revenues was less than required by the agreement and less than the Company had anticipated, the Company has terminated the license agreement. Although the agreement is no longer in effect, Kienzle AG is still purchasing products from the Company under the same terms as before. The parties are currently discussing restructuring their prior agreement to permit Kienzle AG to continue to market all Kienzle branded products other than clocks and watches; the rights to market Kienzle clocks and watches would be retained by the Company. In order to continue to commercially exploit the Kienzle brand in Europe, the Company has retained new marketing personnel in its Germany offices in order to more aggressively market “Kienzle” branded watches and clocks in Europe.

     Other than its transactions with Kienzle AG, the Company did not engage in any related party transactions during the fiscal year ended March 31, 2004.

Item 8. Financial Information.

     The Company’s consolidated financial statements for the three-year period ended March 31, 2004 are set forth under Item 18 “Financial Statements.” The Company’s unaudited quarterly financial information for the year ended March 31, 2004 and 2003 are set out below:

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

2004
Net Sales	$5,953	$6,234	$6,457	$6,712
Gross profit	1,139	1,128	1,198	1,629
Operating income (loss)	78	209	76	511
Net income (loss)	159	201	214	408
Earnings (loss) per share – basic	0.05	0.07	0.07	0.13
Earnings (loss) per share – diluted	0.05	0.06	0.07	0.12

2003
Net Sales	$4,544	$5,092	$5,349	$5,385
Gross profit	724	1,171	1,035	952
Operating income (loss)	(145)	183	83	38
Net income (loss)	89	100	162	134
Earnings (loss) per share – basic	0.03	0.04	0.05	0.05
Earnings (loss) per share – diluted	0.03	0.04	0.05	0.05

     Dividend Policy. On August 18, 2003, the Company paid a cash dividend of $0.08 per share to all holders of its common shares. Prior to the 2003 dividend, the Company had not paid a dividend since the fiscal year ended March 31, 2000 due to its operating losses. Since the Company has now returned to profitability, the Company is considering reinstating its policy of paying cash dividends annually. However, any future dividend will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

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

     On August 7, 2002, the ITC decided not to review any of the ALJ's findings concerning these five patent claims. Nonetheless, due to further disputes between Fuji and other parties, additional hearings to which the Company was not a party, were required. The ALJ made his determinations and the ITC adopted the ALJ's views and issued a final order on May 15, 2003. In its order, the ITC also adopted the ALJ's recommendations concerning relief. As a result, the Company is subject only to a general exclusion order which is applicable to all companies importing products into the United States prohibiting them from importing items that infringe the patents at issue in the ITC proceeding. The ITC rejected Fuji's request to issue a cease and desist order against the Company or to impose civil penalties upon it.

     On October 7, 2002, while further proceedings between Fuji and other parties were taking place before the ALJ, Fuji filed a notice of appeal of the decision by the ITC on the Company’s issues. The appeal identified the International Trade Commission as the respondent and was filed with the U.S. Court of Appeals for the Federal Circuit. On November 26, 2002, the Court of Appeals granted the Company's motion to intervene in the appeal. The Court of Appeals subsequently stayed and suspended its review to allow the ITC to reach a final decision.

     The ITC’s decisions are final and complete. Nevertheless, the Court of Appeals has the authority to reverse any or all of the ITC's determinations, to impose monetary penalties against the Company, and to return the matter to the ITC to rehear any or all of the case.

      The Company is not involved in any other material legal proceedings.

Item 9. The Listing

     The Company’s Common Shares are currently traded on The Nasdaq SmallCap Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 18, 2004, the last reported sale price of our common shares on The Nasdaq SmallCap Market was $5.00 per share. As of June 18, 2004, there were 54 holders of record of the Company’s Common Shares. However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

     The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2004:

Year Ended	High	Low
March 31, 2004	$7.39	$1.40
March 31, 2003	$2.00	$0.47
March 31, 2002	$1.33	$0.60
March 31, 2001	$1.625	$0.625
March 31, 2000	$4.125	$0.813

     The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2004	$7.39	$4.72
December 31, 2003	$3.91	$2.65
September 30, 2003	$4.60	$1.99
June 30, 2003	$2.10	$1.40

March 31, 2003	$2.00	$0.60
December 31, 2002	$0.80	$0.48
September 30, 2002	$0.70	$0.47
June 30, 2002	$0.79	$0.55

     The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by The Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2004	$5.03	$4.00
April 30, 2004	$5.60	$4.74
March 31, 2004	$5.50	$4.70
February 28, 2004	$5.66	$4.75
January 31, 2004	$7.39	$5.46
December 31, 2003	$3.87	$2.95

Item 10. Additional Information

Share Capital

     The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of March 31, 2004 and June 18, 2004, there were 3,074,123 and 3,179,123 Common Shares, respectively, outstanding, net of 37,800 treasury shares, all of which was fully paid.

     The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above) and by an option to purchase 100,000 shares of Common Shares that the Company has agreed to issue to the law firm that represents the Company in the Fuji proceedings currently pending before the ITC if the proceedings are resolved favorably to the Company (See, Item 8, “Financial Information--Legal Proceedings,” above.)

     As of March 31, 2004, the Company no longer had any warrants to purchase Common Shares outstanding. Prior to December 9, 2001, the Company had an aggregate of 1,155,000 warrants outstanding, which warrants were exercisable for the purchase of 525,000 Common Shares at $6.45 per share until December 9, 2001. Pursuant to their terms, the warrants expired on December 9, 2001.

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

     Effective October 1, 2003, Nissin Precision Metal MFG, Ltd., the Company’s metal stamping subsidiary, entered into that certain Purchase and Sales Agreement (worldwide FRAME) with OSRAM Gesellshaft mit beschraenkter Haftung (”OSRAM”), with OSRAM acting on its own behalf and on behalf of certain of its subsidiaries. The agreement establishes the procedures under which OSRAM or its listed subsidiaries can order and purchase electronic ballasts from the Company. Under the agreement, the Company has agreed to manufacture, package and ship these products for OSRAM and its subsidiaries under the terms and conditions, and at the fixed specified prices listed in the agreement. The agreement does not, however, require OSRAM or its subsidiaries to purchase any set or minimum amount from the Company. The Purchase and Sales Agreement shall remain in effect until September 30, 2005, but may be extended by the parties for successive one-year periods by agreeing on a new price list for the following year.

     Effective October 15, 2003, Nissin Precision Metal MFG, Ltd. entered into that certain Long Term Sales and Purchase Agreement with OSRAM. Under the agreement, the Company agreed to manufacture various lighting products for OSRAM at fixed specified prices. The Company has agreed to manufacture an amount of such lighting products as OSRAM may, from time to time order. The agreement expires on December 31, 2004 but may be extended by the parties for period of one year each by agreeing on a new price list for the following year.

     On April 29, 2004, Kayser Technik Ltd., the Company’s metal manufacturing subsidiary, entered into that certain General Business Agreement with Berger Lahr GmbH & Co. KG for the manufacture by Kayser Technik Ltd. of motor coils and such other products as the parties may subsequently agree upon. The term of the agreement expires in December 2010.

     The Company has not entered into any other material contracts other than in the ordinary course of business and other than those discussed in the Property, Plant and Equipment section under Item 4 “Information on our Company” and in the and the Liquidity and Capital Resources section under Item 5 “Operating and Financial Review and Prospects”.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     We pay labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan). However, we sell most of our products in Hong Kong dollars, U.S. dollars, and in euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. As a result of the increasing amount of transactions that are denominated in euros, the Company is increasingly subject to fluctuations in the rates of exchange between the dollar and the euro, which fluctuations will affect the Company’s results of operations. An increase in the value of a particular currency (such as the euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company does not currently own any market risk sensitive instruments. However, the Company may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if it determines that such instruments can offset these risks is a sound and cost-efficient manner.

     The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $1,933,000 of short-term borrowings that are subject to interest rate changes and $385,000 of long-term borrowings outstanding as of March 31, 2004. However, taking into consideration that the Company had cash and cash equivalents of $4,158,000 available as of March 31, 2004, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modification to the Rights of Securities Holders and use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of March 31, 2004, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. The Company’s controls and procedures are designed and provided reasonable assurance of preventing errors and irregularities, and to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding disclosures.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16. Not applicable.

Item 16 A. Audit Committee Financial Expert

     The Company’s Audit Committee does not currently have a member who qualifies as “audit committee financial expert” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Board of Directors believes that Dr. Hermann meets the requirements as an “audit committee financial expert” except for his lack of experience with U.S. accounting procedures. Dr. Hermann received bachelor’s degree in business administration from the University of Konstanz in Germany, a master’s degree in business administration from the University of St. Gallen in Switzerland, and a Ph.D. degree in business administration from the University of Leipzig, in Germany. In addition, each of the other three members of the audit committee have extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

     Three of the members of the audit committee, Messrs. Lee, Tamir, and Noonan, are independent non-executive directors. Dr. Hermann has no affiliation with the Company or business relationship with the Company that would disqualify him as an independent director. However, Dr. Hermann is the brother-in-law of Roland Kohl, the Chief Executive Officer of the Company.

Item 16 B. Code of Ethics

     The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

Item 16 C. Principal Accountant Fees and Services

     The Company’s independent public accountant for each of the fiscal years in the three-year period ended March 31, 2004 has been Deloitte Touche Tohmatsu. The auditor is selected annually by the Company’s Board of Directors and ratified by the shareholders at the Annual General Meeting. The Audit Committee has selected Deloitte Touche Tohmatsu as the auditor for the fiscal year ended March 31, 2004 and will propose to the Annual General Meeting convening on August 3, 2004 that Deloitte Touche Tohmatsu be ratified as the auditor for that fiscal year.

     The following table sets forth the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company during the fiscal years ended March 31, 2003 and March 31, 2004.

	2003	2004
Audit Fees (1)	$97,000	$105,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	$5,000	$19,000
All Other Fees	-	-
Total	$102,000	$124,000

(1)  Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements and review of the Annual Report on Form 20-F, and audit services provided in connection with other statutory or regulatory filings.

(2)  Audit-related fees consist of assurance and related services reasonably related to the audit or a review of the Company’s financial statements.

(3)  Tax Fees include fees for the preparation of tax returns; tax consultations, such as tax advice related to mergers and acquisitions and transfer pricing; and tax planning services.

     As part of is policies and procedures, all audit related services, tax services and other services rendered by were Deloitte Touche Tohmatsu pre-approved by the Audit Committee.

Item 16 D. Exemptions From the Listing Standards for Audit Committees

     Not applicable Item

16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable

PART III

Item 17. Not applicable

Item 18. Financial statements.

     See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For each of the three years in the period ended March 31, 2004 and Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

INDEX

Page
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Statements of Operations for each of the three years in the period
ended March 31, 2004	F - 3

Consolidated Balance Sheets as of March 31, 2003 and 2004	F - 4

Consolidated Statements of Shareholders' Equity and Comprehensive (Loss)
Income for each of the three years in the period ended March 31, 2004	F - 5

Consolidated Statements of Cash Flows for each of the three years in the period
ended March 31, 2004	F - 6

Notes to Consolidated Financial Statements	F - 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive (loss) income, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 2, 2004

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except per share data)

	Year ended March 31,

	2002	2003	2004
Net sales:
Third parties	$19,432	$20,370	$23,691
Affiliate	—	—	1,665

	$19,432	$20,370	$25,356
Cost of sales	16,048	16,488	20,262

Gross profit	3,384	3,882	5,094
Selling, general and administrative expenses	3,625	3,723	4,219

Operating (loss) income	(241)	159	875

Non-operating (expense) income:
Exchange gain, net	13	344	278
Interest expense	(82)	(64)	(77)
Interest income	64	20	9
Other income	78	81	105

Total non-operating income	73	381	315

Affiliates:
Impairment of investment in an affiliate	—	—	(109)
Equity in (loss) income of an affiliate	(5)	(5)	2

	(5)	(5)	(107)

(Loss) income before income taxes and
minority interests	(173)	535	1,083
Income taxes (note 3)	(58)	(50)	(100)

(Loss) income before minority interests	(231)	485	983
Minority interests	—	—	(1)

Net (loss) income	$(231)	$485	$982

(Loss) income per share - basic	$(0.08)	$0.17	$0.32

(Loss) income per share - diluted	$(0.08)	$0.17	$0.30

Weighted average number of shares outstanding
- basic	2,904	2,902	3,030

Weighted average number of shares outstanding
- diluted	2,904	2,902	3,258

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands except share data)

ASSETS

	March 31,

	2003	2004

Current assets:
Cash and cash equivalents	$3,148	$4,158
Restricted cash (note 7)	1,157	965
Accounts receivable, net of allowances for
doubtful accounts of $63 in 2003 and $111 in 2004	2,872	3,763
Inventories (note 4)	4,572	4,394
Investment securities (note 5)	—	309
Prepaid expenses and other current assets	254	639

Total current assets	12,003	14,228
Property, plant and equipment, net (note 6)	3,657	3,780
Industrial property rights, at cost less accumulated amortization of
$506 in 2003 and $633 in 2004	725	673
Investments in and advance to affiliates	109	7

Total assets	$16,494	$18,688

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$1,917	$2,296
Short-term borrowings (note 7)	1,156	1,933
Obligations under capital leases - current portion (note 8)	125	173
Accrued mold charges	147	233
Accrued payroll and employee benefits	349	321
Payable to an affiliate	109	—
Income taxes payable	—	78
Other liabilities and accrued expenses	447	420

Total current liabilities	4,250	5,454
Obligations under capital leases - net of current portion (note 8)	105	212
Deferred income taxes (note 3)	231	178
Minority interest	1	2

Commitments and contingencies (note 9)

Shareholders' equity:
Common Shares $0.01 par value (Authorized: 20,000,000 shares)	30	31
Additional paid-in capital	8,793	9,035
Retained earnings	3,210	3,955
Accumulated other comprehensive loss	(73)	(126)
Treasury shares, at cost - 37,800 shares	(53)	(53)

Total shareholders' equity	11,907	12,842

Total liabilities and shareholders' equity	$16,494	$18,688

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE (LOSS) INCOME
(In thousands except per share data)

	Common shares,				Accumulated
	issued and		Additional		other	Treasury	Total	Compre-
	outstanding		paid-in	Retained	comprehensive	shares	shareholders'	hensive
	Shares	Amount	capital	earnings	loss	at cost	equity	(loss) income

Balance at April 1, 2001	2,936	$30	$8,793	$2,956	$(33)	$(49)	$11,697
Net loss	—	—	—	(231)	—	—	(231)	$(231)

Balance at March 31, 2002	2,936	30	8,793	2,725	(33)	(49)	11,466
Repurchase of treasury shares	—	—	—	—	—	(4)	(4)
Net income	—	—	—	485	—	—	485	$485
Translation adjustments	—	—	—	—	(40)	—	(40)	(40)

Comprehensive income								$445

Balance at March 31, 2003	2,936	30	8,793	3,210	(73)	(53)	11,907
Issued during the year	138	1	242	—	—	—	243
Net income	—	—	—	982	—	—	982	$982
Unrealised holding loss on
investment securities	—	—	—	—	(13)	—	(13)	(13)
Translation adjustments	—	—	—	—	(40)	—	(40)	(40)

Comprehensive income								$929

Cash dividends ($0.08 per share)	—	—	—	(237)	—	—	(237)

Balance at March 31, 2004	3,074	$31	$9,035	$3,955	$(126)	$(53)	$12,842

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended March 31,

	2002	2003	2004

Cash flows from operating activities:
Net (loss) income	$(231)	$485	$982
Adjustments to reconcile net (loss) income to net
cash provided by operating activities:
Impairment on investment in an affiliate	—	—	109
Loss (gain) on disposal of properly, plant and
equipment	—	2	(24)
Depreciation and amortization	1,068	1,130	1,112
Minority interest	—	—	1
Equity in loss (income) of an affiliate	5	5	(2)
Deferred income taxes	—	—	(53)
Changes in operating assets and liabilities:
Accounts receivable	(767)	(39)	(891)
Inventories	(50)	(379)	178
Prepaid expenses and other current assets	66	43	(385)
Accounts payable	(354)	334	379
Accrued mold charges	409	(274)	86
Accrued payroll and employee benefits	42	45	(28)
Income taxes payable	—	—	78
Other liabilities and accrued expenses	176	(31)	(67)

Net cash provided by operating activities	364	1,321	1,475

Cash flows from investing activities:
Purchase of property, plant and equipment	(336)	(190)	(853)
Acquisition of investment securities	—	—	(322)
Repayment of payable to an affiliate	—	—	(109)
Purchase of industrial property rights	(113)	(56)	(75)
Acquisition of an affiliate	—	—	(5)
Proceeds from disposal of property, plant and
equipment	—	—	58
Decrease in restricted cash	108	—	192
Advance to an affiliate	—	(3)	—

Net cash used in investing activities	(341)	(249)	(1,114)

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(Dollars in thousands)

	Year ended March 31,

	2002	2003	2004
Cash flows from financing activities:
Cash dividends paid	$—	$—	$(237)
Repayment of long-term debt	(79)	(119)	(134)
(Decrease) increase in short-term borrowings - net	(48)	10	777
Common shares repurchased	—	(4)	—
Proceeds from shares issued on exercise of options	—	—	243

Net cash (used in) from financing activities	(127)	(113)	649

Net (decrease) increase in cash and cash equivalents	(104)	959	1,010
Cash and cash equivalents, beginning of year	2,293	2,189	3,148

Cash and cash equivalents, end of year	$2,189	$3,148	$4,158

Supplemental cash flow information:
Cash paid during the year for
Interest	$82	$64	$77
Income taxes	41	51	75

Non-cash transactions:

Additions to property, plant and equipment of $237 and $289 during the year ended March 31, 2003 and 2004, respectively, were acquired under arrangements qualified as capital leases. There was no new capital lease arrangement entered into during the year ended March 31, 2002.

Investment in an affiliate of $109 was financed by a payable to an affiliate during the year ended March 31, 2003.

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1.    ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"), in Shenzhen, China, in Germany and in the Republic of Bulgaria ("Bulgaria").

The Company and its subsidiaries operate in three principal business segments - metal stamping, (including tooling design and manufacturing), the manufacture and assembly of cameras, and clocks and watches. The Company sells its products to customers under its customers' brand names and a portion of its sale of clocks and watches under the name "Kienzle". The manufacturing activities and certain administrative activities are all conducted in Shenzhen and selling activities are principally performed in Hong Kong, Shenzhen and Germany. In prior years, certain camera manufacturing activities were also carried out in Bulgaria. During the year ended March 31, 2004, the Company closed the operations in Bulgaria resulting in a write off of assets amounting to $9 in 2004.

The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.

On March 28, 2003, the Company acquired a 20% equity interest in Kienzle AG, a German stock corporation which is engaged in the marketing, sale and distribution of products under the brand name of "Kienzle", for $109. Kienzle AG is accounted for in the consolidated financial statements as an affiliate using the equity method.

On January 30, 2003, the Company entered into a license agreement with Kienzle AG. Under the license agreement, the Company granted to Kienzle AG a five-year exclusive, royalty-free license to use and display the trademark of "Kienzle" solely in conjunction with the promotion, marketing, sale, and distribution by Kienzle AG of products under the brand name of "Kienzle" in Austria, Benelux, Denmark, Germany, Spain, Switzerland, Norway, Sweden, Denmark, Finland, Portugal, France, and the United Kingdom. Under the license agreement, Kienzle AG was required to purchase all products under the brand name of "Kienzle" from the Company. Under the license agreement, Kienzle AG was required to purchase $3,000 of products from the Company during the year ended December 31, 2003; and in subsequent years, the amount of required purchases is required to increase to no less than $6,000 in the year ending December 31, 2004, $14,000 in the year ending December 31, 2005, and $28,000 in the year ending December 31, 2006. The Company would have the right to terminate the license agreement if Kienzle AG fails to meet these minimum requirements.

Kienzle AG did not meet the minimum purchase requirement for the year ended December 31, 2003 and the Company, in order to protect its own interest, terminated the license agreement on January 16, 2004. In addition, the Company reassessed its investment in Kienzle AG in 2004 and determined that the investment had been impaired as Kienzle AG did not meet the minimum purchase requirement and had dissatisfactory operating results. An impairment loss of $109 in respect of the investment in Kienzle AG has thus been recognized during the year ended March 31, 2004.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

1.    ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

On August 5, 2003, the Company acquired a 50% equity interest in Kayser Photo (Overseas) Corp. (K.P.C.) ("Kayser Photo"), a company incorporated in the Republic of Panama, at a cash consideration of $5. Kayser Photo is engaged in the trading of camera batteries, films and disposable cameras. It is accounted for in the consolidated financial statements as an affiliate using the equity method.

At March 31, 2004, details of the Company's subsidiary companies are as follows:

Place of
incorporation	Name of entity	Date of incorporation	Principal activities

Hong Kong	Antemat Limited	May 5, 1989	Dormant

Hong Kong	Badex Investments Limited	May 25, 1990	Dormant

Hong Kong	Cavour Industrial Limited	May 9, 1989	Providing tooling, handling and
repairing services in China and
management services to
fellow subsidiaries

Hong Kong	Hi-Lite Camera Company	November 10, 1978	Manufacturing and trading of
	Limited ("Hi-Lite")		camera and rental of machinery
and equipment to its fellow
subsidiary

Hong Kong	Kayser Technik Limited	June 23, 1994	Sales of metal parts and rental of
machinery and equipment to fellow
subsidiaries

Bulgaria	Kienzle Balkan Limited	November 27, 2001	Sales of cameras, clocks and watches
("Kienzle Balkan")

Bulgaria	Kienzle Bulgaria Limited	January 23, 2001	Dormant
("Kienzle Bulgaria")

Hong Kong	Kienzle Time (H.K.) Limited	August 24, 1997	Manufacturing and trading of
	("Kienzle HK")		clocks and watches

Germany	Kienzle Uhrenfabriken G.m.b.h.	April 1, 1999	Sales of clocks and watches
("Kienzle Germany")

Hong Kong	Nissin Precision Metal	November 21, 1980	Metal stamping and tooling design
	Manufacturing Limited		and manufacturing
("Nissin")

Hong Kong	Saiwan Industries Limited	August 10, 1990	Manufacturing of plastic injection
parts to fellow subsidiaries

All of the subsidiaries are wholly-owned except for Kienzle Balkan, which is 51% owned by the Company.

On January 25, 2000, the Company and an unrelated party established Kienzle USA Ltd. ("Kienzle USA"), a company incorporated in the United States of America ("USA") which sells clocks, with each party owning 50% of its common shares. It is accounted for in the consolidated financial statements as an affiliate. Kienzle USA has been inactive since September 2002.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and all its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. Affiliated companies (20% to 50% owned companies) in which the Company has significant influence but does not have a controlling interest are accounted for using the equity method.

Revenue recognition - The Company recognizes revenue when all of the following conditions are met:

  Persuasive evidence of an arrangement exists;
  Delivery has occurred;
  Price to the customer is fixed or determinable; and
  Collectibility is reasonably assured.

Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, and certificates of time deposit with a maturity of three months or less at the time of purchase.

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

Industrial property rights - Industrial property rights represent the patents, technology and the rights relating to the name "Kienzle" and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets. Amortization expense charged to operating (loss) income for the year ended March 31, 2002, 2003 and 2004 was $110, $119 and $127, respectively.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Amortization expense on industrial property rights for each of the next five years is as follows:

Year ending March 31,
- 2005	$129
- 2006	129
- 2007	129
- 2008	93
- 2009	93

Total	$573

Investment securities - Investment securities, which consist primarily of capital guaranteed investment fund, have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asses, the Company would recognize an impairment loss based on the fair value of the assets.

Foreign currency translation - The Company uses the United States dollar as its reporting currency. Assets and liabilities of non-United States dollar functional currency financial statements of subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating non-United States dollar functional currency financial statements are reported as a separate component of shareholders' equity. Gains or losses from foreign currency transactions are included in net income.

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

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Stock-based compensation - The Company accounts for stock-based awards to employees using the intrinsic value method.

Had compensation cost for the Company's stock option plan and stock purchase rights been determined based on the fair value at the grant dates for awards under the plan in accordance with the method of SFAS No. 123, the Company's net (loss) income and (loss) income per share would have been as follows:

		2002	2003	2004

Net (loss) income, as reported		$(231)	$485	$982
Less: Stock based compensation costs under fair
value based method for all awards		(9)	—	(212)

Net (loss) income, pro forma		(240)	485	770

(Loss) income per share - basic	As reported	$(0.08)	$0.17	$0.32
	Pro forma	(0.08)	0.17	0.25

(Loss) income per share - diluted	As reported	$(0.08)	$0.17	$0.30
	Pro forma	(0.08)	0.17	0.24

Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.

The weighted average fair value of options and stock purchase rights granted during 2004 was $1.2130, using the Black-Scholes option-pricing model based on the following assumptions:

Risk-free interest rate	4.75%
Expected life	4.25 to 4.50 years
Expected volatility	101.73%
Expected dividend yield	2.50%

(Loss) income per share - Basic (loss) income per share is computed by dividing net (loss) income attributable to common shareholders by the weighted average of common shares outstanding for the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In each of the three years ended March 31, 2004, the Company had 558,128, 326,128 and nil respectively, of outstanding employee stock options and stock purchase rights which could potentially dilute basic earnings per share ("EPS") in the future, but were excluded in the computation of diluted EPS in such periods, as their effect would have been antidilutive.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive (loss) income - Comprehensive (loss) income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

Comprehensive (loss) income for the years, which comprises foreign currency translation adjustments, unrealized holding loss on investment securities and net (loss) income, has been disclosed within the consolidated statement of shareholders' equity and comprehensive (loss) income.

Recent changes in accounting standards - In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation No. ("FIN") 46 (revised), "Consolidation of Variable Interest Entities". FIN 46 (revised) requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. FIN 46 (revised) applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 (revised) are effective beginning January 1, 2004. The adoption of FIN 46 (revised) did not have a material impact on the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the third calendar quarter of 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, results of operations, or cash flows.

3.    INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate.

The components of (loss) income before income taxes and minority interest are as follows:

	Year ended March 31,

	2002	2003	2004

Hong Kong	$318	$823	$1,663
Europe	(486)	(283)	(580)
USA	(5)	(5)	—

	$(173)	$535	$1,083

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

3.    INCOME TAXES - continued

The Company is not taxed in the British Virgin Islands where the holding company is incorporated.

The Company's subsidiaries, other than Kienzle Germany, Kienzle Balkan and Kienzle Bulgaria, are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

The Company's manufacturing operations are currently conducted solely in China. These manufacturing operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subjected to local taxes. The BFDC is responsible for paying taxes it incurs as a result of its operations under the BFDC Agreements. There can be no assurances, however, that the Company will not be subject to such taxes in the future. If China did impose a tax upon the Company, the tax could materially adversely affect the Company's business and results of operations.

As the Company's subsidiaries' manufacturing operations are carried out in China under those BFDC Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the income for the year arising in Hong Kong has been determined not subject to Hong Kong profits tax. The calculation of Hong Kong profits tax has been based on such tax relief.

The provision for income taxes consists of the following:

	March 31,

	2002	2003	2004

Hong Kong
Current	$58	$50	$153
Deferred	—	—	(53)

	$58	$50	$100

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

3.    INCOME TAXES - continued

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to (loss) income before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,

	2002	2003	2004

Profits tax rate in Hong Kong	16.0%	16.0%	17.5%
Non-deductible items/non-taxable income	(30.5%)	(16.6%)	(10.9%)
Changes in valuation allowances	(26.6%)	9.9%	4.0%
International rate difference	15.0%	10.3%	(3.5%)
Increase in opening deferred income taxes
resulting from an increase in profits
tax rate in Hong Kong	—	—	2.0%
Other	(7.4%)	(10.3%)	0.1%

Effective tax rate	(33.5%)	9.3%	9.2%

Deferred income tax (assets) liabilities are as follows:
		March 31,

		2003	2004

Deferred tax liability:
Property, plant and equipment		$231	$390

Deferred tax asset:
Operating loss carryforwards		(1,140)	(572)
Valuation allowance		1,140	360

Total net deferred tax asset		—	(212)

Net deferred tax liability		$231	$178

At March 31, 2003 and 2004, subsidiaries of the Company had tax loss carryforwards for Hong Kong profit tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $3,597 and $3,174, respectively, which have no expiration date.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

3.    INCOME TAXES - continued

At March 31, 2004, the tax loss carryforwards in Bulgaria and Germany and their future expiration dates are as follows:

	Bulgaria	Germany	Total
Year ending March 31,
- 2005	$20	$—	$20
- 2006	66	—	66
- 2007	—	—	—
- 2008	—	—	—
- 2009	104	—	104
- Indefinite	—	2,116	2,116

	$190	$2,116	$2,306

The tax loss carryforwards can only be utilized by the subsidiaries generating the losses.

4.    INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,

	2003	2004

Raw materials	$2,486	$2,292
Work in progress	446	855
Finished goods	1,640	1,247

	$4,572	$4,394

Inventories amounting to $133, $52 and $640, were written off in 2002, 2003 and 2004, respectively.

5.    INVESTMENT SECURITIES

	March 31,

	2003	2004

Cost	$—	$322
Gross unrealized holding loss	—	(13)

Fair value	$—	$309

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

6.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	March 31,

	2003	2004

At cost:
Machinery and equipment	$9,456	$10,377
Furniture and fixtures	666	671
Leasehold improvements	479	527

Total	10,601	11,575
Less: Accumulated depreciation and amortization	(6,944)	(7,795)

Net book value	$3,657	$3,780

Depreciation expense charged to operating (loss) income for the year ended March 31, 2002, 2003 and 2004 was $958, $1,011 and $985, respectively.

Included in property, plant and equipment are assets held under capital leases with the following net book values:

	March 31,

	2003	2004

Machinery and equipment, at cost	$441	$796
Less: Accumulated depreciation and amortization	(53)	(98)

	$388	$698

Depreciation and amortization of machinery and equipment held under capital leases, which is included in depreciation and amortization expense in the accompanying consolidated statements of operations, was $16, $37 and $45 for the year ended March 31, 2002, 2003 and 2004, respectively.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

7.    SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from banks.

	March 31,

	2003	2004

Credit facilities granted	$1,864	$2,828

Weighted average interest rate on borrowings at
end of year	4.2%	4.2%

At March 31, 2003 and 2004, the Company pledged bank deposits of $1,157 and $965, and investment securities of Nil and $309, respectively, to banks to secure banking facilities granted.

There is no restrictive financial covenants associated with these bank facilities.

Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

8.    OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases.

Future minimum lease payments as at March 31, 2004 are as follows:

Year ending March 31

2005	$173
2006	121
2007	91

$385

The capital lease commitment amounts above exclude implicit interest of $19, $8 and $2 payable in the years ending March 31, 2005, 2006 and 2007, respectively.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

9.    COMMITMENTS AND CONTINGENCIES

  The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $633, $691 and $725 in 2002, 2003 and 2004, respectively.

  At March 31, 2004, the Company and its subsidiaries were committed under operating leases requiring minimum lease payments as follows:
Year ending March 31,
- 2005	$828
- 2006	805
- 2007	779
- 2008	760
- 2009	703

$3,875

  The Company is committed to invest approximately $200 in Kienzle USA pursuant to an agreement entered with a joint venture partner of Kienzle USA. The Company had invested $31 in Kienzle USA as of March 31, 2004. Kienzle USA has been inactive since September 2002.
  The Company has a total capital commitment of $271 for the purchase of property, plant and equipment as of March 31, 2004.
  The BFDC Agreements (see Note 3) will expire on March 31, 2006, unless renewed, with the BFDC. Pursuant to the BFDC Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

  In addition, transactions between the Company and the BFDC are on terms different in certain respects from those contained in the BFDC Agreements. There can be no assurance that the BFDC will not insist upon a change in the current practices so as to require adherence to the terms of the BFDC Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the Company will be able to negotiate extensions and further supplements to any of the BFDC Agreements or that the Company will be able to continue its operations in China. If the Company were required to adhere to the terms of the BFDC Agreements, the Company's business and results of operations could be materially and adversely affected.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share amounts)

9.    COMMITMENTS AND CONTINGENCIES - continued

  The United States International Trade Commission ("ITC"), an independent, nonpartisan, quasi-judicial federal agency of the Government of the USA that: (i) provides trade expertise to both the legislative and executive branches of the United States of America, (ii) determines the impact of imports on U.S. industries, and (iii) directs actions against certain unfair trade practices, such as patent, trademark, and copyright infringement, initiated an investigation in 1998 concerning certain lens-fitted film packages ("proceedings").

  The ITC referred the investigation to an Administrative Law Judge ("ALJ") to conduct a hearing and address other issues pertaining to the proceedings. The ITC, based on an initial determination made by the ALJ, had issued an order "1998 Order" banning the importation of products fitting the description lens-fitted film packages.

  The Company, as a result of the 1998 Order issued by the ITC in connection with the proceedings, had obtained a ruling from the United States Customs Services ("USCS") stating that its product (HL-1 camera) does not meet the description of lens-fitted film package under the 1998 Order. Fuji Photo Co. Ltd. ("Fuji") believed that the USCS had wrongly interpreted the 1998 Order in respect to the HL-1 camera and had requested an Advisory Opinion from the ITC whereby it asked the ITC to redefine lens-fitted film packages in order to invalidate the ruling of the USCS in respect to the HL-1 camera. Also, Fuji claimed, in its request for Advisory Opinion, that the HL-1 camera of the Company infringed four of its US Patents. The ALJ has made an initial determination on May 2, 2002 that the HL-1 camera did not infringe US Patent No. 4,884,087 and the US Patent No. Re 34,168; both held by Fuji and (ii) did infringe the US Patent No. 5,381,200 and the US Patent No. 4,972,649; both held by Fuji. Notwithstanding the infringement on two of Fuji's US Patents, the ALJ did not assess any enforcement sanctions (including penalties) against the Company. The initial determination by the ALJ finding HL-1 camera to have infringed on two of Fuji's US Patents had the effect of invalidating the ruling issued by the USCS.

  The ITC, on August 7, 2002, accepted the findings of the ALJ concerning the four Fuji patents as they applied to HL-1 camera. Fuji appealed the findings accepted by the ITC related to the US Patent No. 4,884,087 and the US Patent No. Re 34,168 with the United States Federal Circuit Court of Appeals for the Federal Circuit ("FCCA") on October 7, 2002. The FCCA also granted on November 26, 2002 a motion of the Company to intervene in the appeal. The FCCA subsequently suspended its review to allow the ITC to reach a final decision on other matters related to the proceedings. The ITC, on May 15, 2003, adopted the initial determination of the ALJ (including the recommendation not to take any enforcement sanctions against the Company) regarding the four Fuji patents through the issuance of a final order ("Fuji Patent Final Order").

  The FCCA, as of June 2, 2004, still has not completed its review of the appeal by Fuji.

  Management and its legal counsel believe that no monetary penalties will be imposed on the Company by the FCCA as a result of the appeal filed by Fuji. Accordingly, the accompanying financial statements do not include an accrual for any such monetary penalties. However, an unfavorable opinion by the FCCA may have a negative impact on the Company's ability to sell in the USA related products including its HL-2 camera; which management believes does not infringe any of Fuji's US Patents. The Company's sales of HL-1 and HL-2 cameras in the USA have not been significant.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share amounts)

9.    COMMITMENTS AND CONTINGENCIES - continued

  The Company has entered into a fee arrangement with a law firm in connection with legal services provided to the Company. The terms of the fee arrangement entitle the law firm to the following consideration if the ITC matter discussed in (e) above is resolved in favour of the Company:

  — A right to receive one-third of the Company's net profit from world-wide sales of the Company's HL-2 camera up to a maximum of $1,000.

  — An option entitling the law firm to purchase 100,000 common shares of the Company at a price of $1.00 per share; the option expires in one year from resolution of the ITC matter.

  At March 31, 2004, the option has not been granted as the Company believes that the ITC matter has not been resolved in favour of the Company. Accordingly, no compensation expense has been recorded in the consolidated statements of operations for the year ended March 31, 2004. The Company and the law firm are currently negotiating regarding the issuance of the option. If the option was issued on March 31, 2004, the Company's net income and income per share for the year ended March 31, 2004 would have been as follows:
Net income, as reported		$982
Less: Stock based compensation costs under
fair value based method		423

Net income, pro forma		559

Income per share - basic	As reported	$0.32
	Pro forma	0.18

Income per share - diluted	As reported	$0.30
	Pro forma	0.17

Note: The pro forma amount is calculated after adjusting the compensation expense of the option determined based on the fair value method of SFAS No. 123. The fair value of the option is $4.23, using the Black-Scholes option-pricing model based on the following assumptions:

Rise-free interest rate	4.75%
Expected life	1 year
Expected volatility	101.73%
Expected dividend yield	2.5%

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share amounts)

10.   CAPITAL STOCK

In August 1998, the Board of Directors authorised the Company to repurchase shares up to the value of $400 with a maximum repurchase price of $3.50 per share. During the year ended March 31, 2003, the Company purchased 6,000 shares for a total cash consideration of $4 at prices per share ranging from $0.60 to $1.41. At March 31, 2003 and 2004, these shares were held in treasury and are not eligible to vote or receive dividends.

11.   CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial percentage of the Company's sales are made to two customers and are typically on an open account basis. Details of the customers accounting for 10% or more of total net sales in any of the years ended March 31, 2002, 2003 and 2004 are as follows:

	March 31,

	2002	2003	2004

Company A	17.4%	18.9%	17.1%
Company B	*	14.6%	22.4%

* Less than 10%

Details of the accounts receivable from the five customers with the largest receivable balances at March 31, 2003 and 2004 are as follows:

	March 31,

	2003	2004

Company A	5.4%	11.2%
Company B	7.0%	—
Company C	23.2%	36.5%
Others	13.4%	13.8%

Five largest receivable balances	49.0%	61.5%

Details of the movements of the allowance for doubtful account for the years ended March 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

At beginning of year	$5	$30	$63
Bad debt expense	27	41	142
Amount written off	(2)	(8)	(94)

At end of year	$30	$63	$111

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share amounts)

12.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, investment securities, accounts receivable, accounts payable, accrued liabilities, short-term borrowings and long-term debt are reasonable estimates of their fair value. The interest rates on the Company's long-term debt approximate those which would have been available at March 31, 2004 for debt of similar remaining maturities and credit rating.

13.   EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE RIGHTS

The Company has adopted the 1996 Stock Option Plan (the "Option Plan") that currently covers 400,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option's exercisability. The maximum exercisable period of options granted under the Option Plan is five years. In addition to the options that can be granted under the Option Plan, the Company also granted stock purchase rights to purchase 262,076 Common Shares to certain of the directors and key employees prior to its December 1996 initial public offering and granted stock purchase rights to purchase 100,000 Common Shares to a director during the year ended March 31, 2004.

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share data)

13.   EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

The following summarizes the stock purchase rights and options outstanding:

	Stock
	purchase rights		Stock options
	Average		Average
	exercise	Number	exercise	Number
	price	of shares	price	of shares

April 1, 2002	$1.6683	185,628	$2.6115	372,500
Stock purchase rights lapsed	1.5500	(100,000)	—	—
Stock options lapsed/cancelled	—	—	3.8909	(132,000)

March 31, 2003	$1.8065	85,628	$1.9093	240,500
Stock purchase rights granted	1.5500	100,000	—	—
Stock options granted	—	—	2.1986	168,000
Stock purchase rights exercised	1.5500	(52,847)	—	—
Stock options exercised	—	—	1.8871	(85,500)
Stock options lapsed/cancelled	—	—	3.0000	(14,500)

March 31, 2004	$1.7154	132,781	$2.0217	308,500

All stock purchase rights are exercisable at March 31, 2002, 2003 and 2004 while the stock options granted during the year end March 31, 2004 have a one year vesting period.

Additional information on options and stock purchase rights outstanding at March 31, 2004 is as

		Weighted
		average
		remaining
	Number	contractual
Exercise prices	outstanding	life (years)

$1.1875	40,500	1.0
$1.4700	96,000	4.2
$1.5500	100,000	4.2
$2.0625	100,000	0.5
$2.2200	32,781	0.5
$3.1700	72,000	4.6

	441,281	2.9

At of March 31, 2003 and 2004, there were 326,128 and 273,281, respectively, of stock options/purchase rights exercisable.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share data)

14.   SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating (loss) income.

The Company considers its reportable segments to be metal stamping, the manufacture and assembly of cameras, and clocks and watches. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,

	2002	2003	2004

Net sales:
Metal stamping:
Unaffiliated customers	$12,024	$11,688	$14,786
Intersegment sales	402	529	1,190

	12,426	12,217	15,976

Cameras:
Unaffiliated customers	4,541	4,910	5,990
Intersegment sales	790	618	413

	5,331	5,528	6,403

Clocks and watches:
Clocks:
Unaffiliated customers	2,867	3,772	4,580
Intersegment sales	319	205	415

	3,186	3,977	4,995

Corporate:
Intersegment sales	1,606	1,506	1,209

Intersegment eliminations	(3,117)	(2,858)	(3,227)

Total net sales	$19,432	$20,370	$25,356

Operating (loss) income:
Metal stamping	$1,015	$1,054	$1,304
Cameras	(385)	(234)	41
Clocks and watches	(658)	(466)	(323)
Corporate expenses (net)	(213)	(195)	(147)

Total operating (loss) income	$(241)	$159	$875

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

14.   SEGMENT INFORMATION - continued

	Year ended March 31,

	2002	2003	2004

Interest expense:
Metal stamping	$76	$55	$67
Cameras	3	5	2
Clocks and watches	3	4	8
Corporate expense (net)	—	—	—

Total interest expense	$82	$64	$77

Depreciation and amortization expense:
Metal stamping	$591	$636	$588
Cameras	228	126	148
Clocks and watches	142	268	290
Corporate assets	107	100	86

Total depreciation and amortization	$1,068	$1,130	$1,112

Capital expenditure:
Metal stamping	$335	$165	$896
Cameras	147	99	95
Clocks and watches	83	201	209
Corporate assets	26	18	17

Total capital expenditure	$591	$483	$1,217

		As at March 31,
		2003	2004

Identifiable assets:
Metal stamping		$8,060	$10,635
Cameras		3,082	3,078
Clocks and watches		4,632	4,316
Corporate assets		720	659

Total identifiable assets		$16,494	$18,688

Long-lived assets:
Metal stamping		$2,606	$2,924
Cameras		363	293
Clocks and watches		1,520	1,242
Corporate assets		2	1

Total long-lived assets		$4,491	$4,460

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

14.   SEGMENT INFORMATION - continued

All of the Company's sales are co-ordinated through its head office in Hong Kong and the breakdown by destination is as follows:

	Year ended March 31,

	2002	2003	2004

Net sales:
Hong Kong and China	$11,766	$12,975	$16,748
Other Asian countries	322	259	596
Europe	6,097	5,245	6,004
USA	1,060	1,533	621
Others	187	358	1,387

	$19,432	$20,370	$25,356

The locations of the Company's identifiable assets are as follows:

	As at March 31,
	2003	2004

Hong Kong	$7,060	$9,103
China	6,938	7,666
Europe	2,387	1,603
USA	109	316

	$16,494	$18,688

* * * * * *

Item 19. Exhibits.

      The following exhibits are filed as part of this annual report:

1.1     Memorandum and Articles of Association, as amended, of Highway Holdings Limited, (incorporated by reference to Exhibit 1.1 of registrant's Form 20-F for the year ended March 31, 2001.)

1.2     Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant's Form 20-F for the year ended March 31, 2002.)

4.1     1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2     Form of Stock Option Agreement, dated October 16, 1999, between the Company and Roland W. Kohl (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002).

4.3     License and Supply Agreement, dated as of January 30, 2003, is entered into by and between Highway Holdings Limited and Kienzle AG (incorporated by reference to Exhibit 4.3 of registrant's Form 20-F for the year ended March 31, 2003).

4.4     Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

4.5     Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

4.6     Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

4.7     Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

4.8     Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

- 58

4.9     Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004.

4.10     General Business Agreement, dated April 29, 2004, between Berger Lahr GmbH & Co. KG and Kayser Technik Ltd., the Company's metal manufacturing subsidiary.

8.1     List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

12.1     Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

14.1     Code of Ethics

23.1     Consent Of Independent Registered Public Accounting Firm

99.1     Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

- 59

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ PO S. FONG
Po S. Fong
Chief Financial Officer and
Secretary

Date:	June 23, 2004