Form 20-F
period 2006-03-31
HIGHWAY HOLDINGS LTD
filed 2006-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________.

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,487,758 Common Shares were outstanding as of March 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

PART I	1

Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Item 4. Information on the Company	14
Item 5. Operating and Financial Review and Prospects	31
Item 6. Directors, Senior Management and Employees	42
Item 7. Major Shareholders and Related Party Transactions	48
Item 8. Financial Information.	49
Item 9. The Listing	50
Item 10. Additional Information	51
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	54
Item 12. Description of Securities Other Than Equity Securities	56

PART II	56

Item 13. Defaults, Dividend Arrearages and Delinquencies.	56
Item 14. Material Modification to the Rights of Securities Holders and use of Proceeds.	56
Item 15. Controls and Procedures.	56
Item 16. Not applicable.	56
Item 16A. Audit Committee Financial Expert	59
Item 16B. Code of Ethics	60
Item 16C. Principal Accountant Fees and Services	60
Item 16D. Exemptions From the Listing Standards for Audit Committees	61
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers	61

PART III	58

Item 17. Not applicable	58
Item 18. Financial statements.	58
Item 19. Exhibits.	58

-i-

FORWARD - LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. Forward-looking statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable, including statements about our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” and “predict” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F. These risks include: product demand; customer satisfaction and quality issues; labor disputes; competition; health and economic factors affecting China and Hong Kong; political relations between the United States and China; changes in policies by the Chinese government; currency exchange rate fluctuations; increased price competition; our ability to achieve and execute internal business plans; worldwide political instability and economic growth; and the impact of any economic downturns and inflation.

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

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.   Offer Statistics and Expected Timetable

Not Applicable

Item 3.   Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2006 and the balance sheet data as of March 31, 2005 and 2006 are derived from our consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the two year periods ended March 31, 2002 and 2003 and the balance sheet data as of March 31, 2002, 2003 and 2004 were derived from our audited financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information (In thousands, except per share data):

	2002	2003	2004	2005	2006
Statement of Operations
Net sales	$19,432	$20,370	$25,356	$27,678	$25,843
Gross profit	3,384	3,882	5,094	5,130	4,243
Operating income (loss)	(241)	159	875	(269)	602
Net income (loss)	(231)	485	982	(152)	42
Dividend declared and paid (1)	0	0	237	323	1,389
Per share amounts
Net income (loss)-basic	$(0.08)	$0.17	$0.32	$(0.05)	$0.01
Net income (loss)-diluted	$(0.08)	$0.17	$0.30	$(0.05)	$0.01
Dividend declared & paid (1)	0	0	0.08	0.10	0.40
Weighted average shares:
Basic	2,904	2,902	3,030	3,260	3,465
Diluted	2,904	2,902	3,258	3,260	3,544

Balance Sheet Data
Property, plant and equipment, net	$4,243	$3,657	$3,780	$3,473	$2,787
Working capital	6,716	7,753	8,774	9,850	9,960
Total assets	15,701	16,494	18,688	20,100	18,891
Long term debt	112	230	385	967	803
Shareholders’ equity	11,466	11,907	12,842	13,058	12,274

____________
(1)	Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, that may affect future results and the market price of the Company’s Common Shares. The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises. All of the Company’s operations are currently dependent on its manufacturing operations conducted at three facilities in China. The principal facility, at which over 85% of the Company’s operations were conducted during the fiscal year ended March 31, 2006, is located in Long Hua, Shenzhen, China. Pursuant to its six leases (the “Premises Leases”), the Company utilizes approximately 450,000 square feet of space for manufacturing operations and dormitory facilities at the site of its principal factory complex in Long Hua, Shenzhen. The Company’s operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). The Premises Leases currently expire on February 28, 2009. However, the Premises Leases may be terminated at any time prior to 2009 by either the Company or the landlord upon six months notice to the other party. Should the landlord elect to terminate the Premises Leases before 2009, or should the Premises Lease be terminated for any other reason, the entire operations of the Company would have to be relocated to other facilities. Any such relocation would be costly and would disrupt the Company’s operations. Any unplanned termination by the landlord would have a severe adverse affect on the Company, its operations, its viability and its financial condition. While the Company believes that it could find suitable alternative facilities, the terms of such alternate facilities could be less favorable to the Company. Any contractual dispute under either of the BFDC Agreements or the Premises Leases could have a material adverse affect on the Company’s operations and financial condition. Although the Company currently is considering relocating its principal facilities from Long Hua, Shenzhen, to one or more alternative sites, the Company currently is still dependent on its principal facilities, and any disruption of its lease arrangements at its Long Hua, Shenzhen, facilities would materially, and adversely affect the Company.

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

In connection with its recent establishment of its second facility in China, in 2005 the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the BFDC Agreements. Accordingly, the Company is subject to risks at its new He Yuan facility that are similar to those it faces in Long Hua, Shenzhen.

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

Further Revaluation of Renminbi Yuan. As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. The United States and certain European countries have recently been calling for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB. In response to the demand for a revaluation of the renminbi, in 2005 the Chinese government permitted the RMB to slightly appreciate in value. Since a portion of the Company’s costs are also paid in RMB, the increase in the value of the RMB resulted in an increase of the Company’s operating costs in China. Should the Chinese government allow a significant RMB appreciation, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

Possible Reoccurrence of SARS. During 2002/2003, Severe Acute Respiratory Syndrome (SARS) became a major world-wide health concern. SARS is believed to have originated in China and most SARS infections and deaths occurred in China. Because SARS is a highly contagious disease, a number of countries and health organizations, including the World Health Organization, strongly advised people to avoid traveling to Hong Kong or the Guangdong province in mainland China. The Company’s principal offices and facilities are located in both Hong Kong and in the Guangdong province. While SARS did not affect the Company’s workers, the disease did materially and adversely affect business in China. Should SARS reoccur in China in the future, the Company’s employees and operations could be affected. In addition, the Company’s international customers may reduce their contacts and business with the Company by shifting their manufacturing needs to manufacturers located outside of China or by purchasing products manufactured outside of China. Any such future shift of work orders or product purchases from the Company to companies based in countries that are not so affected by SARS would have a material affect on the Company, its operations, and on its financial condition.

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

Recent Turbulent Relations with the United States. Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including the demands by the United States that China permit the RMB exchange rate to fluctuate, China’s opposition to the U.S. war in Iraq in 2003, the strained relations between the U.S. and North Korea (a neighbor of China), the continuous support by the U.S. of Taiwan, and the continuous allegations by the U.S. of human rights abuses in China. In addition, the U.S. and China have recently been involved in controversies over the protection in China of intellectual property rights that threatened a trade war between the countries. These strains on U.S./China relations could affect the ability of companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

Labor Shortages. One of the principal economic advantages of locating the Company’s operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China’s one-child policy, the Company has recently experienced some difficulty in filling its labor needs. In addition to making labor more difficult to obtain, the shortage of low-cost labor could also force the Company to increase its wages, thereby negatively affecting its cost advantage. In order to address the increase in labor costs in Long Hua, Shenzhen, the Company has been exploring opening one or more alternative locations for its manufacturing facilities in areas that have lower labor costs. In 2005 the Company established a new, smaller facility in He Yuan, a nearby county. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex of temporarily discontinuing operations. In addition, the availability of labor is also restricted during the harvest periods of the year. There is also a large turnover of employees in China each year, particularly following the Chinese New Year holiday. The Company has experienced labor shortages in the past as a result of road and weather conditions and natural disasters. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations.

Risks Related to Operations

Significant Financial and Operational Risks Related To The Current Restructuring of the Company’s Business Segments. During the fiscal year ended March 31, 2006, the Company completed a major restructuring of its operations. As a result of the restructuring, the Company has exited its low-margin single-use camera operations, has stopped making clocks and watches for its own account, has sold its “Kienzle” trademark, and has ceased its “Kienzle” brandname product sales operations. As a result, the Company currently is focused on exploiting its manufacturing and design capabilities by primarily becoming an original equipment manufacturer (an “OEM”). The foregoing restructuring significantly, and negatively, impacted the Company’s revenues and net income for the fiscal year ended March 31, 2006. Although the Company believes that the restructuring of its operations (and the exiting of unprofitable operations) will, in the long-term, improve the Company’s overall operations, profitability and financial condition, in the short-term these actions could continue to have a negative affect on its operations and financial condition. No assurance can be given that the recent changes in its business will improve the Company’s future profitability.

In addition to the restructuring and change in operations that the Company recently completed, it will, in the future, also have to react to the continuously changing manufacturing market. The failure to anticipate, detect or react to market changes can have severe adverse affects on the Company’s operations. No assurance can be given that the Company will be able to detect and correctly react to other future changes in its principal markets, or that its investments in anticipation of such changes will result in the anticipated return. Should the Company incorrectly react to market changes, its business, operations and financial condition could be adversely affected.

The Company is Increasingly Financially Dependent Upon a Few Major Customer. Historically, a substantial percentage of the Company’s sales has been to small number of customers. The Company’s current business plan calls for reducing the number of smaller clients and shifting the Company’s sales and operations to a fewer, large customers. During the years ended March 31, 2004, 2005 and 2006, the Company’s sales to its three largest customers for such periods accounted for approximately 46.1%, 43.9% and 51.3% of net sales respectively. See “Business—Major Customers.” The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, most of the Company’s revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time. In addition, with fewer, larger customers, the Company’s operations have become more dependent upon fewer customers and would be more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2004, 2005 and 2006, accounts receivable from the five customers with the largest receivable balances at year-end represented 61.5%, 67.4% and 76.6% of the total outstanding receivables, and the largest customer’s accounts receivable represented 32.1% of the Company’s total receivables as of March 31, 2006.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has at times during the past few years had to reduce its price and its operating margins. In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases. This has led to lower sales for some products, lower gross margins, and even to net losses in some product lines. During the past few years, the Company has at times refused certain purchase orders of manufacturing contracts because of pricing pressures, which has lowered the Company’s net sales and lowered its market share. The Company will continue to operate at very narrow profit margins, which could jeopardize the Company’s financial position.

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

Dependence on Single China Factory Complex. Until the recent establishment of a new manufacturing facility in July 2005 in He Yuan, China, and the formation of a small manufacturing facility in Wuxi, China, in December, 2005, all of the Company’s products were manufactured at a single factory complex located in Long Hua, Shenzhen in southern China. However, despite the new He Yuan and Wuxi sites, over 85% of the Company’s estimated operations for the current fiscal year ending March 31, 2007 are expected to be generated from the Shenzhen facility (the new Wuxi facility did not impact the financial results for the fiscal year ended March 31, 2006 because its operations had not commenced, but operations at that new facility are expected to commence during in the current fiscal year ending March 31, 2007). Accordingly, the Company is still dependent upon its principal Shenzhen facility and will remain so despite the two new facilities. The Company currently maintains fire, casualty and theft insurance aggregating approximately $20,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects. Although the Company has diversified its operations with the new He Yuan and Wuxi facilities, the Company will continue to be principally dependent upon the Long Hua in the near future.

The Company’s Operations May be Significantly Disrupted and Negatively Affected if The Company Relocates its Manufacturing Facilities. The Company regularly evaluates the desirability of relocating its facilities to a new facility, either elsewhere in, or outside of Long Hua, Shenzhen. In addition, under its current leases, the Company’s landlord has the right to force the Company to depart from its current facilities on six month’s notice. If the Company does relocate its facilities (voluntarily or otherwise), its entire operations, including its business, its manufacturing operations, and its relationships with clients and local government offices and landlords, could be adversely affected by while the Company disassembles, moves and reinstalls its equipment and manufacturing capabilities. Any such disruption could affect the Company’s relationship with its vendors and customers. In addition, the Company would incur significant expenses in relocating its entire facilities. All of the foregoing factors related to any relocation are expected to negatively impact the Company’s revenues and financial position during the fiscal year(s) in which the relocation occurs.

Fluctuation in Foreign Currency Exchange Rates Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. In prior years, the Company’s exposure to currency fluctuations was limited because most of its sales were denominated in either U.S. or Hong Kong dollars. However, as a result of its increasing sales to European customers, which sales are paid in euros, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. The Company’s financial results have, from time to time, been affected by currency fluctuations. For example, during the fiscal years ended March 31, 2004 and 2005, the Company recognized net foreign currency exchange gains of $278,000 and $249,000, respectively. However, foreign currency exchange rates can also result in material losses. For example, for the fiscal year ended March 31, 2006, the Company recognized a net foreign currency exchange loss for $614,000. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience gains or losses due to changes in foreign currency exchange rates. However, even if the Company were to engage in currency hedging transactions, no assurance can be given that the Company will not suffer future losses as a result of either currency fluctuations or as a result of such hedging transactions.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands and has subsidiaries incorporated in Hong Kong and Germany. The Company’s executive and administrative offices are located in Hong Kong. All of the Company’s products are manufactured in China, and almost all of its net book value of its total fixed assets is located in China. The Company sells its products to customers in Hong Kong, North America, Europe, and Japan. As a result, its international operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of our operations in that region.

The New ROHS Regulations May Affect Our Operations And Expose Us To Liability.

The European Union and Japan have adopted, and other major markets (such as California, U.S.A.) are considering adopting, the Restriction on Hazardous Substances (“RoHS”) rules and regulations that prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury). These new regulations are scheduled to take effect in July 2006. Certain of the toxic materials on the RoHS banned list have previously been used, and may currently still be used in the manufacture of products that we purchase or that we supply to our customers. The Company’s European and Japanese customers have required that the Company comply with the new RoHS rules and regulations and that the Company give its customers assurance that the products and parts delivered by the Company are RoHS compliant. In the event that we cannot produce products that are RoHS compliant, we will lose sales of those products. In addition, there is a risk that shipments of our products may be seized and, if found to be non-compliant, that the we may be fined. Although we are attempting to comply with all of the new rules, and we are requiring our parts suppliers to comply with the new rules, no assurance can be given that we will be fully compliant or that our suppliers will correctly certify to us that the materials that they supply to us are compliant. Manufacturing products in compliance with RoHS will require us to incur additional manufacturing and administrative costs. However, failure to comply with the RoHS rules could result in the loss of sales, the loss of customers, and financial penalties. Since these rules have not yet been fully implemented, the costs and additional burdens on our business and operations of the RoHS rules and regulations are uncertain, but could be substantial.

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

A substantial portion of the Company’s net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar. Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.78 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to devalue the Hong Kong dollar. All dollar amounts (“$”) set forth in this Annual Report are in U.S. dollars. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government. While the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs its major expenses in Hong Kong dollars and in China’s renminbi and generates its revenue’s primarily in U.S. dollars and would therefore benefit from depreciation of the Hong Kong dollar or renminbi. However, an appreciation of the renminbi (as occurred in 2005) or Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company’s business and results of operations.

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

Failure to establish and maintain effective internal controls over financial reporting could have a material and adverse effect on the accuracy in reporting our financial results or preventing fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report.  In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our company’s internal control over financial reporting.  These requirements will first apply to our annual report on Form 20-F for the fiscal year ending March 31, 2007. Management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm our business and negatively impact the trading price of the company’s common shares.

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition. To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies. Except for the provisions of Section 404 of the Sarbanes-Oxley Act, all of the provisions of that act that will apply to the Company must now be implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects. Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will significantly increase the Company’s legal, financial and accounting costs, and the Company expects these increased costs to continue in the future.

Item 4.   Information on the Company

History and Development of the Company.

Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal executive offices are located in Hong Kong at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong. Highway Holdings Limited currently operates through six active controlled subsidiaries.

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

Since its organization in 1990, the Company has primarily been a manufacturer of high quality metal parts for major Japanese and German OEMs. The Company’s metal stamping capabilities have, however, over the years been supplemented with additional manufacturing and assembly capabilities, such as the ability to manufacture and assemble plastic, electronic and electrical parts and products. As a result, the Company has evolved from a company that was only engaged in manufacturing simple metal parts to a company that has the capabilities to manufacture and assemble larger complex components, subsystems, subassemblies and even entire products for its OEM clients. The metal manufacturing operations have, since the formation of the Company, always been the largest segment of the Company’s business and have generated most of the revenues for the Company.

After establishing its metal manufacturing operations, the Company in 1991 began its camera manufacturing business by acquiring the Hi-Lite Camera Company, a Hong Kong camera company. The Company’s camera operations consisted primarily of manufacturing 35mm cameras and recycling single-use cameras. The Company mainly manufactured cameras for distribution in Europe, the United States and Hong Kong. As a result of the advent and massive proliferation during the past few years of digital cameras and mobile telephones with photographic capabilities, demand for the Company’s film-based cameras dramatically decreased. Camera sales during the three years ended March 31, 2004, 2005, and 2006 accounted for 23.6%, 13.8%, 5.7% of net sales, respectively. Accordingly, as discussed below, during the past fiscal year ended March 31, 2006, the Company terminated virtually all of its single-use camera operations and sold most of its existing inventory of camera products. The Company currently still manufactures some camera related products (such as underwater camera specialty products), but revenues from such products are no longer expected to contribute significantly to the Company’s overall operations.

In 1997, the Company purchased substantially all the assets of Kienzle Uhrenfabrik GmbH (“Kienzle Uhren”), a clock and watch manufacturer that traces its origin back to 1822 in Germany, that was at the time in receivership. The purchase included the trademark to the “Kienzle” name and the equipment, machinery, tools, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the assets of Kienzle Uhren were dismantled, packed and shipped from Germany to the Company’s facilities in Hong Kong and China. Thereafter, the Company commenced manufacturing clocks for third parties for sale under various brand names (such as Braun, Swatch, and Casio), as well as clocks for the Company’s own account (which clocks were sold under the Company’s own “Kienzle” brand name). During the fiscal years ended March 31, 2003 and 2004, the Company has also licensed the “Kienzle” mark for use with various other products in Europe, which products were manufactured by others. The Company also has been manufacturing and selling watches, both under its “Kienzle” brand name and for sale under other labels. However, as with the camera operations, the market for clocks and watches has, during the past few years, decreased and become extremely price competitive. (Revenues from its clock/watch division, excluding revenues derived by the clock/watch division for OEM manufacturing of electric and electronic products for the Company’s other divisions, decreased annually during the past three fiscal years from 16.5% of net sales for the fiscal year ended March 31, 2004, to 15.5% for the fiscal year ended March 31, 2005, to 10.2% for the fiscal year ended March 31, 2006.) As a result, in fiscal year ended March 31, 2006, the Company sold all of its rights to the “Kienzle” trademark for an aggregate purchase price of $2,160,000 and terminated most of its clock and watch operations. As a result of this reorganization, the Company now only manufactures clocks and watches on a limited basis as an OEM manufacturer for third party clock/watch companies.

Recent Reorganization and Revised Business Strategy

During the past several years, the Company operated as (i) an OEM manufacturer of various parts, components, subassemblies and completed products, (ii) a manufacturer of clocks and watches for sale both under the Company’s own “Kienzle” brandname and for third parties, and (iii) a manufacturer of film-based cameras and camera products. During the fiscal year ended March 31, 2006, the Company completed a major restructuring and reorganization of its operations, which reorganization resulted in the termination of virtually all of the Company’s camera and clock/watch manufacturing operations as well as selling off the “Kienzle” trademark and related manufacturing and trading operations. In connection the restructuring, the Company wound down its marketing office in Germany (it now only maintains a small part of that office for client relations purposes in dealing with the Company’s European clients). As a result of the reorganization, the Company’s primary focus is on further developing and commercially exploiting its operations as an integrated OEM manufacturer of metal, plastic and electric parts, components, subassemblies and competed products. The reasons for the effecting reorganization are as follows:

Focus on Becoming a Premiere OEM Company. The principal goal and outcome of the reorganization was to terminate the Company’s unprofitable camera and clock/watch manufacturing and marketing operations, and to shift the Company’s resources and focus primarily to the its profitable manufacturing and design operations. Since its organization, the Company’s principal and most profitable business segment has been as an OEM manufacturer. Its manufacturing capabilities have improved and evolved over the past few years, and it is now able to manufacture complete subassemblies and products for its customers. Unlike most of its smaller competitors in Shenzhen that can either (i) only manufacture metal parts or (ii) only manufacture plastic and electric parts, the Company has the ability to manufacture and assemble high quality components, subassemblies and products that require all of the foregoing metal, plastic and electric manufacturing capabilities. The Company believes that it should further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip Japanese and European customers to further expand its manufacturing operations.

The Company’s OEM manufacturing business and operations have historically been directed primarily at manufacturing and assembling metal parts used in subsystems or other products. The Company’s revised business strategy is to use the plastics and electrical and electronics manufacturing and assembly capabilities that it developed as a clock and camera manufacturer to capture more revenues by manufacturing electrical and electronic products and to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures, and, in that context, now manufactures a wider variety of parts and components for its European OEM customers, including, for example, electric motors, dishwasher water control assemblies, wireless chimes, coils for induction generators, complete lighting fixtures, and friction hinge assemblies.

As its manufacturing capabilities and the quality of its products have improved, the Company has attracted larger, more prestigious clients. In order to maintain and increase the amount of business it conducts with these larger, internationally known clients, the Company has been improving its operating capabilities, has been improving and upgrading its manufacturing facilities, and has taken steps to improve its image as a manufacturer to such clients. In addition, in order to improve and enhance its systems, in 2002 the Company received its ISO 9001 quality management system certification, and in 2004 it also received its ISO 14001 environmental management systems certification.

As part of restructuring its operations and its focus on its OEM operations, the Company continues to invest in, and to explore the use of, new technologies with long-term growth potential, and to enhance its technical expertise and capabilities in manufacturing finished products. The Company’s goal is to eventually become an OEM provider of such newer and technologically advanced products, including more complex electric and electronic products. For example, the Company has been developing LCD television/computer monitors. The Company has manufactured a limited number of these new products and has test marketed some of these new products but has, to date, not yet entered into any OEM agreements for these television/computer monitors. In addition, during the last fiscal year the Company has been engaged with one of its major customers in certain research and development activities related to new LED components and light fixtures. These activities are expected to continue through out the new fiscal year and, if successful, may lead to new manufacturing opportunities for the Company. However, no assurance can be given that the Company will, in fact, manufacture any of the new product lines that it is currently evaluating or developing.

Changing Market for Clocks and Watches; Underutilization of the “Kienzle” Trademark. The Company has been manufacturing clocks, clock movements since its acquisition of Kienzle Uhren in 1997, and has also recently been manufacturing watches. The Company manufactured clock and clock movements on an OEM basis for other clock companies, such as Braun and Casio, as well as for its own account as “Kienzle” products. In addition, the Company has maintained a Kienzle marketing subsidiary in Germany for the purpose of selling Kienzle branded clocks and watches in Europe. In order to further leverage the “Kienzle” brand name in Germany and other parts of Europe, the Company in 2003 entered into a supply and licensing agreement with Kienzle AG, then an unaffiliated German distributor. In connection with the license agreement (which agreement the Company terminated in 2004), the Company also invested in Kienzle AG (a distributor of products in Europe) and became a minority owner of Kienzle AG.

During the past few years, the world-wide market for clocks has been shrinking and has become extremely price competitive. The Company believes that there is an industry-wide decline in sales underway, and that numerous clock manufacturers are being driven out of business. The Company believes that sales of the sort of clocks that were manufactured by the Company have been declining worldwide during the past few years both in quantity and price. Reasons for these declines include the fact that higher quality clocks have a longer useful life and, therefore, are not replaced frequently, and the fact that need for clocks is being supplanted by other electronic products (such as mobile phone, PDAs, etc.) that have built in alarm and other clock functions. Some of these low price clocks have often been sold, in the opinion of the Company, at prices that are significantly below the raw materials costs of such clocks. As a consequence, the Company’s sales were declining, and the Company’s marketing organization in Germany had continuously operated at a loss. The Company believed that it could offset these market forces by branding some of the clocks it sold with its famous “Kienzle” brandname. However, despite its efforts to exploit the brand value of the “Kienzle” trademark, the Company was unable to fully realize on the value of that trademark/brandname. As a result of these factors, the Company decided to (i) sell all of its rights to the “Kienzle” name, and (ii) terminate its unprofitable marketing arm in Germany. During the 12-month period ended March 31, 2006, the Company sold all of its rights to the “Kienzle” trademark for $2,160,000 and sold its investment in Kienzle AG at a price equal to its initial investment. The Company also ended its German marketing operations, and terminated all but one full-time employee of its German marketing office. The only on-going clock/watch operations that the Company currently conducts is the manufacture of a limited number of clocks and watches on an OEM basis for existing clients, such as Braun, Kienzle AG and several other smaller customers.

Mobile Telephones With Built-In Digital Cameras As Well As Digital Cameras Negatively Affected The Company’s Film-Based Camera Operations. The Company’s camera operations used to consist of the manufacture of (i) reusable low-end 35mm cameras, (ii) single-use cameras, and (iii) niche camera products, such as the Company’s underwater camera and other accessories for underwater cameras. Most of these products were based on traditional film photography. During the past few years, however, the sale of digital cameras has increased significantly, thereby decreasing the demand for traditional film cameras. However, more importantly, the sale and use of mobile telephones that have the ability to take and transmit digital pictures has exploded, thereby further significantly affecting the demand for the Company’s film-based camera products and, in particular, for the Company’s single-use cameras. All of the Company’s single-use cameras were aimed at the market for convenient, low-end photographic products, which market was rapidly being eroded by mobile camera telephones that provide convenient picture taking functionality at no cost. In addition to reducing the demand for film-based cameras, the explosion of digital photography also increased the price competition between manufacturers of film-based cameras, thereby further reducing the already small gross margins of the Company’s film-based camera products.

Because of the dwindling future market prospects for low-end film-based cameras, the Company decided to discontinue its single-use camera operations during the current fiscal year ending March 31, 2006. As part of exiting the single-use camera business, the Company sold most of its inventory of single-use cameras; all of the inventory that was not sold by the end of the fiscal year was written off as of March 31, 2006. The Company did, however, retain and is still continuing to manufacture its niche underwater cameras and products for others on an OEM basis. The underwater camera products market represent a small, but viable and profitable niche market.

Business Overview

The Company is primarily an integrated manufacturer of high quality metal, plastic and electric parts and components for major Japanese, German and United States OEMs and contract manufacturers. All of the Company’s manufacturing activities are currently conducted at three facilities in China. The Company’s principal, and oldest factory complex is located in Long Hua, in Shenzhen, China, at which the Company currently employs approximately 1,160 employees in all areas of its operations. In July 2005, the Company established a new, smaller facility in He Yuan, China, which commenced operations in November 2005 and currently employs about 90 employees in its light fixture manufacturing operations. The He Yuan facility was established in order to evaluate the costs, benefits and difficulties of operating a large facility at He Yuan. Depending on the outcome of the Company’s evaluation of the He Yuan operations, the Company may increase its operations at that site and may move some of its Shenzhen operations to He Yuan. The Company is currently leasing its facilities in He Yuan and is considering the purchase of the land-use rights of a 50,000 square meter lot in He Yuan on which a manufacturing facility could be established. The Company has made a refundable deposit of $85,000 of the purchase price of this lot. He Yuan is located about 150 kilometers from the Company’s current site in Long Hua, Shenzhen. Both the Shenzhen and He Yuan facility operate under agreements with Chinese state-owned enterprises that prohibit the sale by the Company of its products directly in the internal Chinese market.

In December 2005, the Company also incorporated Kayser (Wuxi) Metal Precision Manufacturing Limited, a new subsidiary in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. Unlike the facilities in Shenzhen and He Yuan, when fully operational, the Wuxi subsidiary will be able to sell its products in China to Chinese purchasers for use in China. The Wuxi subsidiary was established to access the growing business opportunities in the Shanghai region. The Company has been negotiating with the owners of two existing manufacturers in Wuxi to have the Company’s Wuxi subsidiary, purchase certain of those companies’ assets. If the foregoing purchase of certain assets is completed as is currently being negotiated, the owners of the purchased assets will obtain an equity interest in Kayser (Wuxi) Metal Precision Manufacturing Limited, and that subsidiary will thereafter no longer be wholly-owned. Although the terms of the proposed acquisition are not yet known and the consummation of the transaction is still not assured, the Company currently believes that the acquisition of certain assets of the two manufacturers will be completed later in the fiscal year ending March 31, 2007.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which products are used by the Company’s customers in the manufacturing of such products as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, clocks, automobiles, vacuum cleaners, light fixtures and car audio and other audio equipment. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal manufacturing process and provides a broad array of other manufacturing and engineering services. The metal manufacturing services include metal stamping, spray painting, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German and Chinese nationals; (ii) its low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the unique breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

In prior years, the Company has continuously tried to strategically align its manufacturing operations to attract new OEM clients. For example, the Company combined the specialized manufacturing skills and technologies it developed for its prior clock and camera operations with its metal manufacturing strengths. The combination of these capabilities led to orders for more complex products from internationally known companies such as Berger Lahr GmbH and Miele & Cie. KG., for whom the Company manufactures products using a combination of metal, electric and plastics manufacturing.

The Company believes that its ability to manufacture products using a combination of metal, electric and plastics components has tempered the competitive pricing pressures that have developed during the past few years from the competing metal manufacturers in Shenzhen. During the past few years, a number of metal manufacturers have been established in Shenzhen that are also able to produce high-quality, low cost metal parts. As a result, the manufacture of many metal parts had become a commodity operation that competes primarily based on price. In order to distinguish itself from these other stamping operations, the Company therefore adopted a plan in which it shifted its focus from smaller, simple metal stamping projects for which the Company competes solely on price, to the manufacture of more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company’s new focus is on manufacturing more customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated and multi-disciplinary capabilities, the Company believes that it will be able to increase its revenues and while maintaining reasonable gross margins. The Company believes that its restructured strategy will lead to additional business opportunities to provide manufacturing services to certain of its existing clients, such as (i) OSRAM, a subsidiary of Siemens AG, (ii) Berger Lahr GmbH, a subsidiary of Schneider Electric, (iii) major German companies such as Miele & Cie. KG., and (iv) Japanese companies such as KEM, an indirect supplier of functional assemblies to IBM lap top computers.

During the fiscal year ended March 31, 2006, the Company also manufactures certain clocks and clock components on an OEM basis for internationally known clock companies, such as Braun of Germany and Casio of Japan. The Company (i) has also developed, and currently still manufactures, a low cost, fully automatic, compact 35mm camera with flash lighting and waterproof housing, which allows the camera to take photographs underwater in depths of up to 60 feet, (ii) also manufactures and markets an underwater single-use camera and underwater products for digital camera use, and (iii) manufacturers and markets a variety of underwater camera accessories such as waterproof video/flash lights. Neither the clock/watch sales, nor the camera product sales represent material on-going operations of the Company.

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. The metal and electric manufacturing operations of the Company collectively represented approximately 59.9%, 70.6% and 84.1% of the Company’s gross revenues during the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and have historically been the two largest segment of the Company’s business. Since the Company has now terminated most of its clock/watch and camera manufacturing operations, its OEM manufacturing business is expected to become an even larger portion of the Company’s on-going operations in the future.

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

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. The Company did not engage in any active marketing efforts to develop its business for its metal manufacturing operations. Recently, however, because of all of the competition that has developed, in Shenzhen and elsewhere, for low cost metal stamping, the Company has changed its customer focus, its manufacturing goals, and its marketing efforts. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. The Company’s goal is to become a one-stop OEM provider for major international customers. In order to upgrade its technical manufacturing abilities and to suit its existing and potentially new international customers, the Company has obtained, and currently maintains, an ISO 9001 quality management systems certification and an ISO 14001 environment management systems certification.

The Company’s Strategy

Management believes that the Company’s future growth and profitability depend on its ability to compete as a third party manufacturer, as well as its ability to exploit other manufacturing opportunities that are complimentary to its strengths.

Capitalize on its manufacturing cost structure and logistical advantages: By locating the Company’s principal manufacturing facility in Long Hua, Shenzhen, China, less than 30 miles from Hong Kong, the Company is able to take advantage of the low overhead costs and inexpensive labor available in China. The close proximity of the factory complex to Hong Kong facilitates transportation of the Company’s products out of China to customers in Hong Kong and beyond through the port of Hong Kong. Management believes that there has been an increase in the number of Japanese and German OEMs establishing factories or using contract manufacturers in southern China and this provides the Company with a large customer base within close proximity to the Company’s operations in China. In order to secure a manufacturing presence in Southern China, in November 2005 the Company commenced operating a second manufacturing facility in He Yuan. The benefits of the new He Yuan facility are (i) newer and more modern manufacturing facilities, (ii) cheaper and consistent supply of electricity and water, (iii) cheaper rental charges and lower cost of land usage, and (iv) easy access by highway or rail to Hong Kong and the other major markets and sea ports. In addition to the He Yuan facility, the Company in December 2005 also established a new subsidiary in Wuxi, near Shanghai, in order to access the manufacturing needs of the Japanese and European companies located in the Shanghai area. The Wuxi subsidiary is currently negotiating to purchase certain assets of two existing manufacturing businesses, which acquisition is expected to be completed later this year.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal part manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electrical and plastics manufacturing, the Company also has the ability to combine metal stamping and electrics and plastics manufacturing. Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths. As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer. Management believes that the Company’s close relationships with its customers can increase the number of parts and services the Company provides to its customers. In addition, as more German and other European companies seek to establish a manufacturing base in China, the Company will provide manufacturing solutions for these European companies.

Change its product line in response to market conditions: The Company’ strategy is to respond to changes in market conditions by changing its product offerings. Prior examples of its ability to respond to market and other conditions include the development of a new line of underwater camera products and the development of a clock that sets itself based on radio signal broadcasts. The Company has also been exploring manufacturing other products, such as LCD monitors and LCD televisions, and is currently attempting to find OEM customers for these products. However, it is unclear if the Company will commit to large scale manufacturing of LCD monitor products or that it will be able to develop viable business connections to further the LCD monitor and LCD television business and/or to compete in this market.

Expansion by acquisition, merger and other means: The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, and has previously been successful at purchasing supplier companies and transferring the manufacturing operations to its facility in China to take advantage of the low labor and operating costs associated with manufacturing in China. Management may seek similar opportunities in China, Japan, Europe and the United States. Although the Company is currently evaluating at least one other complimentary acquisition in China, no assurances can be given that the Company will identify acquisition prospects or that such prospects, if identified, will result in an acquisition.

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

Manufacturing

The Company’s manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts made by metal stamping and plastic injection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

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

The tool making process for metal parts generally takes between 14 to 45 working days depending on the size and complexity of the tool. Customers typically bear the cost of producing the tools and, as is customary in the industry, the customers hold title to the tooling. However, the Company maintains and stores the tools at its factory for use in production and the Company usually does not make tooling for customers unless they permit the Company to store the tools on site and manufacture the related parts.

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

Finishing, Packaging and Shipping: After pressing, the metal parts are degreased, inspected for defects and checked with custom-built test gauges. Some components are then sprayed in the Company’s dedicated spray-paint facilities. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. In addition, for certain metal products, the Company assembles metal components and these parts are delivered to the assembly department for spot welding, threading, riveting other sub-assembly processed. Each of the parts, assemblies and products is then inspected, packaged to the customer’s specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. All parts, assemblies and products are shipped by truck directly from the factory to the customer’s factory in China or elsewhere through the port of Shenzhen and/or Hong Kong.

Raw Material, Component Parts and Suppliers

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

During the past fiscal year, the price of metal and plastics raw materials has increased significantly, and there have been shortages for some materials. The Company estimates that the cost or some metal and plastic products increased during the past few years by between 20% and 50% on some materials. The increase in raw materials prices has also increased the price of packaging. The increases in these prices has reduced the Company’s gross margins on some of its OEM manufacturing products. The Company has also required some of its customers who have low gross margin products to accept a price increase due to the material price increases, which has resulted in some reduction of new purchase orders. The Company expects that raw material prices for metal and plastic raw materials will continue to increase in the future.

The parts, components and products manufactured by the Company include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products. The Company manufactures many of these products, but also purchases many other products that it uses in its products. These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply. Under many of its OEM agreements, the Company does not have the right to change the price it charges its customers, despite increases in the Company’s cost of raw materials or the price of parts that the Company has to purchase. Nevertheless, many of the Company’s customers have, when cost increases are significant, permitted the Company to change its pricing.

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

The Company’s new facilities in He Yuan has easy access by highway or rail to Hong Kong and the other major markets and sea ports. Similarly, the new Wuxi subsidiary has good access to the Shanghai ports by highway and railroads. However, unlike its other two facilities, it is expected that most of Wuxi’s products will be provided to local customers and not to sold to foreign markets.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the shipping destinations specified by the Company’s customers (except for sales to China). For example, if the products are delivered to the customer in China, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, United States dollars and European euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2004, 2005 and 2006:

	Year Ended March 31
	2004	2005	2006
GEOGRAPHIC AREAS:
Hong Kong & China	66.1%	62.4%	54.1%
Europe	23.7%	30.8%	39.9%
Other Asian countries	2.4%	1.4%	2.0%
United States	2.4%	4.0%	3.8%
Others	5.4%	1.4%	0.2%

The Company’s customers for its metal stamping products are themselves manufacturers. The Company’s products are sold primarily to Japanese and German owned companies that are finished goods manufacturers or contract manufacturers in China.

Until recently, the Company has marketed its metal stamping products and services to existing customers primarily through direct contact with the Company’s management and senior purchasing officers of the customers. Historically, metal pressing sales were primarily conducted by the managing director of the metal stamping company, Nissin, Mr. Satoru Saito, a Japanese national, and Mr. Roland Kohl, a German national, who serves as the Chief Executive Officer, using existing contacts, word-of-mouth referrals and references from associated or related companies of the customers. During the past few years, the Company has gradually increased the number of foreign sales person to complement the activities of Mr. Kohl and Saito. Due to the international nature of senior management, the Company believes that it has been able to set itself apart from its competitions and bridge the cultural, language and quality gaps that most Japanese and German companies fear when dealing in China. In connection with the recent realignment of its operations, shift in manufacturing strategy, and its increased focus on increasing overall sales of higher quality components for global customers, the Company has initiated a more direct and active marketing strategy, including advertising in trade publications, attending trade shows/exhibitions and using the internet and its websites as marketing tools.

Major Customers

For the fiscal year ended March 31, 2006, three customers each accounted for more than 10% of the Company’s gross revenues (or 51% collectively of the Company’s net sales). No other customers individually accounted for more than 10% of the Company’s gross revenues during this recent past fiscal year. During the past few years, the Company has relied to a large extent on a few larger customers and on many smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s order decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace any of its major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not contain any specific purchase orders or purchase requirements. However, customers often provide the Company with non-binding forecasts of their anticipated needs for the next year. Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company’s business. Sales of manufactured products to established existing clients are primarily on credit terms of up to 45 to 90 days with payment in Hong Kong dollars, while the sale to new finished goods customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-40 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-45 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

Industrial Property Rights

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business. The Company does, however, currently own some patents on its clock and camera technologies. Since the Company does not currently generate significant, if any, revenues from products covered by these patents, the patents currently are not relevant to the Company’s principal operations, and their carrying value has been written off on the Company’s consolidated financial statements.

Competition

The Company competes against numerous manufacturers, including both smaller local companies as well as large international companies. For example, management believes that firms which are smaller than the Company make up the largest segment of the metal manufacturing industry in China, although it is not aware of any empirical data defining the metal manufacturing industry in China. These metal stamping companies compete with the Company for standard metal stamping work. However, since some of the Company’s customers are large international enterprises that source their products from many international sources, the Company also competes against metal manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing good quality products at a competitive prices with reliable delivery and service. In addition, since the Company’s main manufacturing facilities are located in the Shenzhen area, near some of its OEM customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, by being able to offer “just in time” supply services, and by being able to recycle packaging materials for multi-use purposes.

Other Activities

The markets in which the Company operates are continuously changing, and the Company regularly seeks both (i) new or alternate products that it can manufacture and sell, and (ii) new methods of operating that may enhance its business. Certain of changes in the Company’s products and operations evolve from its existing business. For example, the Company’s quartz clock manufacturing has evolved into the manufacture of radio-controlled clocks, a product that the Company still currently manufactures on an OEM basis. In addition, the manufacture of single-use cameras and low-end 35mm cameras has spawned the Company’s underwater camera product line that the Company has maintained, despite eliminating most of its camera operations. Certain other actions deviate significantly from the Company’s existing manner of operations and are, as a result, subject to greater uncertainties. The following are some of the other actions that the Company has taken, and is taking:

A. The Company is exploring the possible manufacture of liquid crystal display (LCD) products, such as flat panel televisions and computer monitors for use in niche markets. The Company recognizes that it is unable to compete against the dominant multi-national manufacturers of general purpose LCD televisions and monitors and, therefore, it has developed LCD based products for niche markets in which products are less price sensitive. The Company currently has the ability to manufacture the chassis, the television/monitor stand, and the complete electronic circuits of LCD televisions/monitors and to assemble complete LCD televisions/monitors. The Company has developed certain niche products such as wireless LCD monitors and LCD Monitors with built-in memory card readers for commercial application, as well as dust and water proof LCD TV/Monitor for outdoor usage. To date, sales of these LCD products by the Company have been limited to sales made for test marketing purposes and have been insignificant.

B. In August 2003, the Company acquired a 50% interest in a Panamanian company now known as Kayser Technik (Overseas) Inc.. that was established to distribute film, cameras, and batteries in Central and South America. Under its agreement with Kayser Technik (Overseas) Inc., the Company will sell certain products to that company and will receive one-half of the company’s profits. Some of the products marketed by Kayser Technik (Overseas) Inc. are sold under the “Kayser” brandname. Sales to date from this new venture have been insignificant, and no assurance can be given that the Company will determine that these operations will be further developed or will eventually become a viable business.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2006, Highway Holdings Limited owned eleven subsidiaries, all of which were wholly-owned by Highway Holdings Limited (the new Wuxi subsidiary is expected to become a partially-owned subsidiary if the pending negotiations to purchase certain assets of two existing manufacturers are completed as planned). However, the Company currently conducts its business primarily through seven of these subsidiaries, six of which are incorporated in Hong Kong, one that is incorporated in Germany. For details regarding the names of these subsidiaries, the principal activities of subsidiaries, the country of their incorporation, and the dates of their organization, see Note 1 to the Consolidated Financial Statements appearing in Item 18 of this Annual Report.

Property, Plants and Equipment

British Virgin Islands

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong

The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its executive offices. These premises are leased under a lease that expires in July 2008. The Company believes that suitable alternative facilities are available if the Company cannot extend the lease on satisfactory terms.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $1,600 per month under an agreement that expires in December 2007.

China

The Company currently leases a total of approximately 450,000 square feet of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 378,000 square feet of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal manufacturing, OEM product assembly, camera and clock manufacturing, spray painting, screen printing, plastic injection, tooling workshop and warehouse operations. There are also offices for management and administration on the premises. The term of the leases expires on February 28, 2009. The Company estimates that, depending on the Company’s operations, the utilization rate of these facilities during the fiscal year ended March 31, 2006 fluctuated between an estimated 50% and 80% of its maximum capacity. Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company’s space needs in the near future.

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

The Company has also entered into two three-year leases (from July 1, 2005 through June 1, 2008) for (i) an approximately 2,500 square meter manufacturing facility and (ii) an approximately 1,000 square meters of dormitory living quarters in He Yuan City, China. The Company has the right to terminate the leases before the end of the three year terms under certain conditions, including if it purchases and builds its own buildings in the He Yuan district. The new facilities in He Yuan are approximately 150 kilometers from the Company’s current principal facilities in Long Hua, Shenzhen, approximately 130 kilometers from the nearest ocean port, and are located near a major railroad station and highway. Under the lease, the Company pays $3,300 per month as rent. The facilities are currently used solely for manufacturing light fixtures. The Company is currently considering a possible purchase the land-use rights of a 50,000 square meter lot in He Yuan on which a manufacturing facility could be established, and has made a refundable deposit of $85,000 for the potential purchase of this lot.

Germany

When the Company reorganized its operations in Germany in 2005, it closed the larger offices and in February 2006 opened a smaller 137 square meter marketing in Villingen-Schwenningen, Germany. The lease for this office expires in February 2009.

Item 5.   Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past few years were derived primarily from (i) the manufacture and sale of metal components, assemblies and products for its multi-national clients, (ii) providing electric OEM services, (iii) manufacture and sale of clocks, watches and watch components, and (iv) manufacture and sale of cameras. During the past fiscal year, all of the Company’s manufacturing operations were conducted in China. Although the Company established two smaller manufacturing facilities in China during the fiscal year ended March 31, 2006, more than 85% of the Company’s fiscal 2006 revenues were derived from its principal facilities in Shenzhen, China. The Company also maintained a marketing branch in Germany, which branch office has, since the end of fiscal 2006, reduced its operations.

The metal and mechanical OEM manufacturing operations accounted for the largest portion of the Company’s net sales and, during the fiscal year ended March 31, 2006, was the only segment of the Company’s operations that generated operating income. The gross profit margin on metal stamping is generally higher than that of camera and clock manufacturing, but it is typically more affected by fluctuations in raw material prices, particularly prices of rolled steel. During the past few years, prices for metal raw materials, a major component of the Company’s manufacturing costs, have significantly increased. In addition, the Company’s manufacturing costs were also impacted during the past fiscal year by increases in other costs, such as the price of plastics, the cost of labor and transportation, and energy prices.

The Company is not taxed in the British Virgin Islands, the state of its incorporation. The location of the Company’s executive offices in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong income tax. The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong, namely in China. The statutory tax rate in Hong Kong currently is 17.5%, and there are no taxes on dividends or capital gains. However, because of the Company’s multi-jurisdictional operations, the Company’s overall tax rate varies from the current 17.5% rate.

Under the BFDC Agreements that apply to the Company’s principal operations in Shenzhen, the Company does not pay taxes in China because it is not considered to be doing business in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements (which taxes are indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China are one of the most common types of arrangements in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws. The facilities that the Company opened in fiscal 2006 in HeYuan operate on a similar basis as in Shenzhen, and the Company therefore does not directly pay taxes on its He Yuan operations in China. However, since the Company has now opened a wholly-owned subsidiary in Wuxi that is a registered company in China and that is authorized to manufacture and sell products for China domestic market, the Company will have to pay Chinese domestic taxes with respect to its Wuxi operations.

Net sales to customers by geographic area are generally determined by the shipping destinations specified by the customers. For example, if a customer directs the Company to ship a product to the U.S. (or any other overseas market), the sale is recorded as a sale to the U.S. (or the specified market).

Results of Operations

General

During the past three years discussed below, the Company’s revenues have been derived primarily from the manufacture and sale of (i) OEM manufacture of metal and mechanical parts, (ii) clocks, clock movements and watches, (iii) cameras and camera accessories, and (iv) OEM manufacture of electric components and products. Revenues during these periods also include revenues generated by the Company from the sale of “Kienzle” branded watches and other products that it did not manufacture. As described elsewhere in this Annual Report, in its recent reorganization and restructuring, the Company sold the rights to the “Kienzle” trademark and substantially terminated all clock/watch and camera manufacturing operations, other than a small amount of OEM manufacturing of these products.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2004	2005	2006

Net Sales	100%	100%	100%
Cost of sales	79.9	81.5	83.6
Gross profit	20.1	18.5	16.4
Operating income/(loss) (1)	3.5	(1.0)	2.3
Non-operating income /(loss) (2)	1.2	0.7	(1.8)
Income/(loss) before income taxes before minority interest	4.3	(0.3)	0.5
Income taxes	(0.4)	(0.3)	(0.3)
Income/(loss) before minority interest	3.9	(0.6)	0.2
Net income/(loss)	3.9%	(0.6)%	0.2%

Note:
(1)	Operating income/(loss) includes (i) selling and administrative expenses, (ii) impairment loss of long-lived assets, and (iii) gain on sale of “Kienzle” industrial property rights.
(2)	Non operating income /(loss) includes (i) exchange gain (loss) net, and (ii) interest income / (loss) net.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net sales for the fiscal year ended March 31, 2006 (“fiscal 2006”) decreased by $1,835,000, or 6.6%, from the year ended March 31, 2005 (“fiscal 2005”). The decrease in net sales was due to the Company’s restructuring and reorganization in which it substantially reduced its clock and watch operations and its camera operations (other than its niche underwater camera operations). As a result of the Company’s decision to cease most of its camera operations and most of its clock/watch manufacturing operations, net sales of cameras decreased from $5,990,000 in fiscal 2004, to $3,836,000 in fiscal 2005 to $1,487,000 in fiscal 2006. Likewise, the sale of clocks/watches decreased from $4,301,000 in fiscal 2005 to $2,630,000 in fiscal 2006. The Company anticipates that net sales of camera, watch and clocks in the fiscal year ending March 31, 2007 (“fiscal 2007”) will further decrease as the Company only retained a small portion of each of those operations. The decrease in camera operations and in clocks/watches sales was partially offset by a $1,612,000 increase in metal and mechanical OEM net sales. The Company’s strategic plan that it implemented in fiscal 2006 was to decrease its unprofitable clock/watch and camera operations and increase its higher margin, profitable OEM manufacturing operations. Metal, mechanical and electric OEM net sales represented $21,726,000, or 84.1% of the Company’s total net sales of $25,843,000.

The Company’s gross profits as a percentage of its net sales decreased from 18.5% in the year ended March 31, 2005 to 16.4% fiscal 2006. As a result of decreased sales in fiscal 2006 and lower gross margins, the Company’s gross profits decreased from $5,130,000 in fiscal 2005 to $4,243,000 in fiscal 2006. A major reason for the decrease in the Company’s gross margin percentage was the liquidation of inventory at reduced prices in connection with the termination of its camera and clock/watch operations. During fiscal 2006, the Company sold a large part of its single-use cameras at prices less than the historical prices in order to liquidate its inventory. The inventory of single-use cameras, as well as all the watch and clock inventory not directly related to the watch and clock OEM business that remained at March 31, 2006, was written off. The Company will continue to sell its remaining inventory of cameras, clocks, and watches, which sales (though not expected to be significant) will be reflected as sales in fiscal 2007 (with no attendant cost of manufacturing). Cost of sales as a percentage of net sales also was negatively impacted by continuing increases in the cost of certain raw materials and labor costs in Shenzhen. The new, smaller facility that the Company opened in He Yuan during fiscal 2006 is intended to offset the higher costs of operations in Shenzhen, but did not have a material impact in fiscal 2006 due to its limited operations during fiscal 2006 and the inefficiencies normally associated with initiating operations at a new facility. Although the Company believes that the cost of operations in the future will generally be less in He Yuan. The Company will, however, continue to conduct substantially all of its current operations at its existing facilities in Shenzhen, China, during fiscal 2007. Although the Company’s future revenues will be primarily generated by its OEM metal and mechanical manufacturing operations, which operations historically have been its highest gross margin operations, the Company expects its future gross margins to remain lower than historical rates for OEM sales due to continuing increases in raw material, energy, transportation and operating costs, and to the Company’s attempt to increase sales of its OEM operations (which may require the Company to reduce some of its margins in order to attract additional business).

The reorganization and restructuring of the Company during fiscal 2006 resulted in various expenses that negatively affected the Company’s financial performance. Included in the impacts were (i) an approximately $358,000 charge attributed to the liquidation of inventory below cost and the write-off of $592,000 of the unsold inventory; (ii) an approximately $197,000 impairment loss of property, plant and equipment and a $60,000 impairment loss of industrial property rights, and (iii) an approximately $80,000 expense to close the Company’s offices in Germany.

Selling, general and administrative expenses for fiscal 2006 increased by $180,000, or 3.6%, over fiscal 2005. As a result of the increase in selling, general and administrative expenses and the decrease in net sales, those expenses represented 20.0% of total net sales, compared to 18.0% in fiscal 2005. The increase in selling, general and administrative expenses was due in part to the significant costs incurred in closing most of the Company’s operations in Germany, and increased professional fees. Selling, general and administrative expenses also increased due to increases in marketing activities, through trade shows, advertisements, and new catalogues. Selling, general and administrative expenses are expected to increase further in fiscal 2007 due to the additional facility the Company recently opened in Wuxi, China, and as the Company implements additional financial controls and procedures that are required under Section 404 of the Sarbanes-Oxley Act of 2002.

The Company’s net income was negatively affected during the fiscal 2006 due to a $614,000 currency exchange net loss as a result of adverse currency rate fluctuations. In fiscal 2005, the Company had realized a currency exchange rate gain of $249,000. The loss in fiscal 2006 was the result of the decrease in the value of the euro compared to the U.S. dollar, which decreased the value of payments the Company received in euros from its sales in Europe. A number of the Company’s European customers have elected to pay the Company in euros. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the fluctuations of currencies.

The Company’s interest expenses increased in fiscal 2006 by $24,000 over the prior fiscal year, but the increased interest expense was offset by a $52,000 increase in interest income. The increase in the amount of interest that the Company earned was due to an increase in the amount of cash held by the Company (at March 31, 2006, the Company had $6,384,000 in cash and cash equivalents, compared to $3,948,000 on March 31,2005) and by an increase in interest rates.

Despite the decrease in sales, lower gross margins, lower gross profits, and increased selling, general and administrative expenses, the Company generated income from operations of $602,000 due to the sale of all of its rights to the “Kienzle” trademark (the trademark was sold for $2,160,000). As a result of the “Kienzle” sale income, the Company had net income of $42,000 for fiscal 2006, compared to a net loss of $152,000 in the prior fiscal year.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net sales for fiscal 2005 increased by $2,322,000, or 9.2%, from the year ended March 31, 2004 (“fiscal 2004”). The increase in net sales was due to a $3,006,000 increase in sales of all of the Company’s two OEM operations (for metal manufactured products and for electrical products) from fiscal 2005 compared to fiscal 2004. The Company’s other two business segments (clocks and cameras) decreased in sales compared to the prior fiscal year. As discussed in this Annual Report, the Company believed that the markets for both its film-based camera products and for its clocks were declining and, as a result, the Company decided to terminate most its single-use camera and clock operations.

Sales of metal manufactured parts products and components increased during fiscal 2005 by $3,006,000 to $17,792,000. Sales to the Company’s European, primarily German, customers represented the largest increase in metal manufacturing in fiscal 2005. Metal and OEM manufacturing sales represented 64.3% of the Company’s total sales in fiscal 2005 compared to 58.3% of the Company’s total sales in fiscal 2004. The increase in metal and OEM manufacturing sales is a result of the Company’s focus on manufacturing more complex components and products for larger, European customers.

Sales of electric OEM products increased by $1,351,000 to $1,749,000 from fiscal 2004 to fiscal 2005. Virtually all of the increase in sales of electric OEM products represented sales to the Company’s European customers, who represented 98.9% of the total net sales of electric OEM products. As a percentage of the Company’s net sales, electric OEM sales in fiscal 2005 increased to 6.3% of the Company’s overall fiscal 2005 net sales from 1.6% in fiscal 2004.

Net sales of cameras decreased in fiscal 2005 by $2,154,000 due to the declining market for film-based cameras. Since the Company decided that it would discontinue the manufacture and sales of single-use cameras, net sales of cameras represented only 13.9% of the Company’s total net sales in fiscal 2005 compared to 23.6% in fiscal 2004.

Sales of clocks and watches for fiscal 2005 also decreased compared to fiscal 2004. The Company has also been using the clock/watch division to manufacture OEM electric products for the Company’s OEM manufacturing divisions. During fiscal 2005, sales of clocks and watches represented 15.5%, of the Company’s net sales, compared to 16.5% of the Company’s net sales for the year ended March 31, 2004. The total amount of revenues attributed to the clock/watch division during fiscal 2005 was approximately $4,301,000. In addition to the decline in net sales of clocks and watches manufactured by the Company, net sales of “Kienzle” labeled products distributed by Kienzle AG, a German distribution company, also decreased significantly and generated only approximately $20,000 of revenues in fiscal 2005 compared to $1,665,000 of revenues in fiscal 2004. The distribution agreement with Kienzle AG has been terminated, and in June 2005 the Company sold its rights to the “Kienzle” trademark for products other than clocks and watches to Kienzle AG’s appointees for $1,000,000. Sales of the Company’s principal clock products, quartz clocks, declined in fiscal 2005 due to low priced clocks sold by competing clock manufacturers, some of whom the Company believes are, directly or indirectly, subsidized by the Chinese government and therefore are able to sell clocks at very low prices, often below the cost of raw materials.

The Company’s gross profits as a percentage of its net sales decreased from 20.1% in the year ended March 31, 2004 to 18.5% in the year ended March 31, 2005. Cost of sales as a percentage of net sales increased from 79.9% to 81.5% as a result of increases in the prices of raw materials, particularly the significant increases in the cost of raw metal and plastics. During fiscal 2005, the Company continued to write off some of its inventory by writing off $409,000 of its inventories (compared to a major $640,000 write-off of inventory for the fiscal year ended March 31, 2004). The Company periodically writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. In fiscal 2003, the Company wrote off only $52,000 of obsolete inventory. The Company attributes the large inventory written off during fiscal 2005 to the decline in the Company’s camera and clock businesses and to the decline in the market for these products which occurred in 2005. The low gross margins also are a reflection of the increasing cost of operating in Shenzhen, including the increasing cost of labor and other operating costs, such as the cost of water and electricity. As a result of the increasing costs, the Company has been exploring obtaining alternative manufacturing facilities and has entered into a lease for a smaller, additional facility in He Yuan. The Company believes that the cost of operations generally is less in He Yuan.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2004	2005	2006
	(In thousands)
Net cash provided by operating activities	$1,515	$708	$1,315
Net cash (used in) provided by investing activities	(1,114)	(170)	1,984
Net cash provided by (used in) financing activities	649	(665)	(995)
Net increase (decrease) in cash and cash equivalents	1,050	(127)	2,304
Cash and cash equivalents at beginning of period	3,148	4,158	3,948
Effect of exchange rate changes	(40)	(83)	132
Cash and cash equivalents at end of period	$4,158	$3,948	$6,384

At March 31, 2006, the Company had a working capital of $9,960,000, compared to working capital of $9,850,000 at March 31, 2005. The Company’s working capital increased in fiscal 2006 despite a decrease in net sales and despite two dividend distributions that the Company made during fiscal 2006. In fiscal 2006, the Company distributed a total of $1,389,000 to its stockholders in the form of two cash dividend payments.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions. Although the Company’s net income was only $42,000 for the fiscal year ended March 31, 2006, the Company generated $1,315,000 of cash from its operating activities. The amount of cash generated from operating activities was primarily the result of a $1,376,000 decrease in accounts receivable (resulting in an increase in cash), non-cash depreciation and amortization expenses of $1,090,000 (which decreased net income but had not effect on cash flows), and a $944,000 decrease in inventories (resulting in the liquidation into cash of existing inventories). In addition, the company’s cash position was further improved by the $2,160,000 of proceeds that the Company realized from the sale of its properties in connection with the reorganization and reduction of certain of its operations. The foregoing increases in cash were, however, partially reduced by the two cash dividends the Company paid in fiscal 2006, and by the $500,000 investment the Company made in its new Wuxi subsidiary. The Company also received $267,000 during fiscal 2006 from the proceeds of stock option exercises.

The Company’s liquidity in fiscal 2006 was improved by the June 2005 sale of all of its rights to the “Kienzle” trademark in all markets other than clocks and watches for $1,000,000, by the return of the Company’s 100,000 euro investment in Kienzle AG (approximately $121,000 at currency exchange rates in effect on the date of receipt), and by the sale in November 2005 of the Company’s remaining interest in the “Kienzle” trademark for $1,160,000.

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

The HSBC credit facility, as of the date of this Annual Report, provides for a maximum credit facility of $1,928,000 (subject to various sub-limits). The HSBC credit facility consists of an import loan facility that bears interest at 1.0% over the banks’ best lending rate as in effect in Hong Kong from time to time, and is secured by a charge on certain time deposits the Company maintains at the bank and cross guarantees and indemnities among certain of the Company’s subsidiaries.

The DBS facility is in favor of the Company’s metal, clock and camera subsidiaries and provides for a maximum letter or credit/trust receipt facility of $1,928,000 and for an aggregate of $1,024,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank’s standard bills rate for U.S. dollar credits. The DBS capital expenditure loans are repayable in monthly installments ranging from 16 months to 36 months. Interest rates under the DBS capital expenditure facility vary from 0.25% below the prime rate quoted by the bank from time to time, to 1.5% over the prime rate quoted from time to time. The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries. As of March 31, 2006, the Company had borrowings of a total of $2,312,000 outstanding under its credit facilities and had a total of $1,544,000 of available credit remaining under the two credit facilities. The Company’s long-term debt was $322,000 as of March 31, 2006.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities. The Company’s additional manufacturing facility that has been leased effective July 1, 2005 and will be operated during the current fiscal year is not projected to have any negative effect on the Company’s liquidity as the operating savings are projected to offset the additional leasing and transportation costs. However, the Company currently is currently considering the purchase of a 50,000 square meter lot in He Yuan should it elect to expand its operations in He Yuan. The subsequent expansion of the He Yuan operations would result in the use of some of the Company’s currently available cash proceeds and negatively impact its future liquidity.

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

The following is a summary of the Company’s contractual obligations as of March 31, 2006 is as follows:

	Payment due by Year Ended March 31,
Contractual Obligations	Total	2007	2008	2009	2010	2011 and thereafter
	000’s	000’s	000’s	000’s	000’s	000’s
Facility Leases	2,511	902	875	734	--	--
Finance Leases	803	481	258	64	--	--
Capital commitment on purchase of property, plant and equipment	496	496
Purchase obligations	2,907	2,907	--	--	--	--
Short term borrowing	2,015	2,015	--	--	--	--
Interest commitments	63	47	14	2	--	--
Total	8,795	6,848	1,147	800	--	--

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

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and euros. In addition, all of the payments the Company is required to make under the BFDC Agreements for its manufacturing facilities and factory workers in both Shenzhen and He Yuan, as management fees and other operating charges are based on the Hong Kong dollar. The Company makes the lease payments and other operating expenses at the new Wuxi facilities in renminbi. The exchange rate between the U.S. dollar and the Hong Kong dollar has been fixed since 1983 at approximately HK $7.78 to US $1.00. Accordingly, the Company has not been subject to material currency fluctuations with respect to these aspects of its operations. However, since the Company’s fiscal 2006 clock and other sales in Europe were denominated in euros, and since a number of the Company’ European customers insist on paying in euros, the Company is subject to the risks of exchange rate fluctuations. During the fiscal year ended March 31, 2004 and 2005, the Company experienced net currency exchange gains of $278,000 and $249,000, respectively. However, during the fiscal year ended March 31, 2006, the Company experienced a net currency exchange loss of $614,000. The recent exchange rate loss is due to the decrease in the value of the euro compared to the U.S. dollar. The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the euro in particular, could have a material impact on the Company’s future earnings/losses.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets, and intangible assets. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

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

Bad and doubtful debts - The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances are determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowances for doubtful accounts were $99,000 and $31,000 in fiscal years ended March 31, 2005 and 2006 respectively. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

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

Impairment of assets - The Company's long-lived assets principally include property, plant and equipment and intangible assets. The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The Company’s assessments of impairment of long-lived assets and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets could change and, therefore, impact the assessments of impairment in the future. In performing the annual assessment of long-lived assets for impairment for the fiscal years ended March 31, 2004, the Company determined that none of the long lived assets’ carrying values were close to exceeding their respective fair values. Due to the poor financial performance of the manufacturing of cameras, clocks and watches, the Company reassessed its property, plant and equipment and industrial property rights for impairment, and an impairment loss of $347,000 and $67,000, respectively, was recognized during the fiscal year ended March 31, 2005, and the Company further recognized an impairment loss of $197,000 for property, plant and equipment, and an impairment loss of $60,000 for industrial property rights during the fiscal year ended March 31, 2006.

Item 6.   Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 29, 2006 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 10, 2006.

Name	Age	Positions

Roland W. Kohl	57	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	57	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	40	Chief Financial Officer, Secretary
May Tsang Shu Mui	46	Chief Administrative Officer, Director
Quan Vinh Can (Joseph)	57	Chief Operating Officer, Metal Stamping Operations
Tiko Aharonov	59	Director
Dirk Hermann	42	Director
Uri Bernhard Oppenheimer (1) (2)	70	Director
Shlomo Tamir (1) (2)	59	Director
Kevin Yang Kuang Yu (1)	49	Director
Irene Wong Ping Yim (1)	40	Director
Brian Geary	49	Director
George Leung Wing Chan	53	Director
____________
(1)	Member of Audit Committee.
(2)	Member of Compensation Committee

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

May Tsang Shu Mui. Ms. Tsang has been the Company’s Factory Manager in charge of camera manufacturing and a Director of the Company since 1990. In 2001, Ms. Tsang became the Company’s Administration Manager, and most recently became the Company's Chief Administrative Officer. Ms. Tsang is a Chinese national and resides in Hong Kong.

Quan Vinh Can (Joseph). Mr. Quan has been employed as the Company’s Factory Manager since 1994. He is responsible for all of the Company’s manufacturing operations. Mr. Quan currently is the Company's Chief Operating Officer, Metal Stamping Operations. He joined the Company’s metal stamping operations in 1990 as an assistant Production Manager. He graduated from the national Taiwan University with a Bachelors Degree in Electrical Engineering in 1974.

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

Uri Bernhard Oppenheimer. Mr. Oppenheimer was elected to the Board of Directors in July 2005. Mr. Oppenheimer is founder, managing director and the majority owner of U.B. Oppenheimer GmbH in Germany and MIG Germany GmbH in Germany.

Shlomo Tamir. Mr. Tamir was elected to the Board of Directors in July 2005. Mr. Tamir has worked with Taman/Israel Aircraft Industry since 1969, holding various positions, including Director of Product Assurance, Program Manager, and most recently as a Manager.

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005. He has, since 2004 been the China-USA Director of Holt Asia LLC in the U.S. Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Ltd. and controlled and managed other manufacturing facilities in China. Mr. Yang has also been involved with trading companies that were engaged in exporting products to the U.S.

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. Ms. Wong has been the Chief Accountant of CNIM HK Ltd. in Hong Kong since 2003. Prior thereto, she spent two years earning a Master of Business Administration from Deakin University in Australia. From 1994 to 2001, Mr. Wong was the Accounting Manager of Highway Holdings.

Brian Geary. Mr. Geary was appointed to the Board of Directors in December 2005. Mr. Geary has since 2002 been a director of LMI Aerospace, a public company that manufactures components, assemblies, and kits for the aerospace, defense, and technology industries, and since October 2003 has been a director of Stockholder Mattman Specialty Vehicles. From 1978 until 2002, Mr. Geary was the President and owner Versaform Corp. and Versaform Canada, two companies that were sold to LMI Aerospace in 2002.

George Leung Wing Chan. Mr. Leung was appointed to the Board of Directors in December 2005. Since 2004, Mr. Leung has been a management consultant. Prior thereto, from 1995 to 2004, he was the Managing Director/Vice President or Lucky Metal & Plastic Mfg. Co., Ltd.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2006 to all of the directors and officers listed above, as a group (13 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $1,132,000.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Dirk Hermann, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annualized director’s fee of $6,000 (Mr. Geary and Mr. Leung joined the Board of Directors in December and received a fee of $1,750 each), and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, members of any Board committee and the Chairman of the Audit Committee are paid an additional fee of $1,000 per year for each committee on which they serve. In the past, the Company has also granted stock options to its non-executive director, outside directors, although the Company did not grant any options to its directors during the fiscal year ended March 31, 2006. However, on June 24, 2006, the Company granted options to purchase 50,000 shares to all of its directors, other than Mr. Kohl, the Company’s Chief Executive Officer. On June 24, 2006, each director received a five-year option to purchase 5,000 shares at an exercise price of $3.42 (the last sale price on the first business day following the option grant). The options become vested and are exercisable only after the first anniversary (June 24, 2007) of the option grant date.

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

Audit Committee The members of the Audit Committee of the Board of Directors are Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, and Irene Wong Ping Yim. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (two of the members have received advanced degrees in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met once during fiscal 2006. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir and Uri Bernhard Oppenheimer. The Compensation Committee administers the Company’s 1996 Stock Option Plan and established the salaries and incentive compensation of the executive officers of the Company.

All eleven of the Company's current directors (six of whom are independent directors) have participated in the selection of 2006 director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2006, the Company a total of 1,250 persons were working on a full-time basis for the Company. Of these, 1,217 workers in China were supplied to the Company by the BFDC under the BFDC Agreements and the Company’s agreement with the Heyuan Foreign Trade & Economy Cooperation Bureau. As with the employees in Shenzhen, the employees at He Yuan are technically employed by the local authorities, not by the Company. However, since the Company’s Wuxi subsidiary is a registered Chinese company, the employees at the Wuxi facility are employees of the Company’s Wuxi subsidiary. The Company only has one full-time employee left at its office in Germany. As of March 31, 2006, 32 employees in Hong Kong were employees of the Company’s subsidiaries. Of the foregoing workers and employees, 88 were engaged in the administration of the Company, 1,120 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 10 were engaged in marketing, and the balance (32 employees) were engaged in miscellaneous other supporting functions. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to oversee local management and provide technical assistance.

The persons working at the Company’s Shenzhen, China, facilities are employed by BFDC pursuant to the BFDC Agreements. The number of workers employed by the BFDC fluctuates largely due to the availability of workers and the time of year. The seasonality is also dependent, to a lesser extent, on orders held by the Company. The Company has experienced temporary shortages of labor and has taken action to attract additional workers from other provinces of China to its factory complex in Long Hua, Shenzhen. From time to time, labor supply has been adversely affected primarily due to transportation difficulties in bringing workers to Shenzhen due to flooding or other natural disasters as well as seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village. Due to the nature of the labor force working at facilities such as the Company’s in Shenzhen, the Company experiences high turnover of employees annually.

The Company’s employees are not parties to any labor union or collective bargaining agreement, and the Company has, to date, not experienced any material labor stoppages. The Company believes that its relations with employees are good.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 27, 2006, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares		Expiration Date	Exercise Price
Tiko Aharonov	3,000		June 2, 2008	$1.47
	6,000		October 27, 2008	$3.17
	10,000		June 30, 2010	$3.50
	5,000	*	June 23, 2011	$3.42

May Tsang Shu Mui	3,000		June 2, 2008	$1.47
	6,000		October 27, 2008	$3.17
	10,000		June 30, 2010	$3.50
	5,000	*	June 23, 2011	$3.42

Satoru Saito	6,000		October 27, 2008	$3.17
	10,000		June 30, 2010	$3.50
	5,000	*	June 23, 2011	$3.42

Dirk Hermann	1,000		October 27, 2008	$3.17
	10,000		June 30, 2010	$3.50
	5,000	*	June 23, 2011	$3.42

Quan Vinh Can (Joseph)	3,000		June 2, 2008	$1.47
	6,000		October 27, 2008	$3.17
	10,000		June 30, 2010	$3.50

Fong Po Shan	10,000		June 30, 2010	$3.50

Kevin Yang Kuang Yu	5,000*		June 23, 2011	$3.42

Irene Wong Ping Yim	5,000*		June 23, 2011	$3.42

Shlomo Tamir	5,000*		June 23, 2011	$3.42

Brian Geary	5,000*		June 23, 2011	$3.42

George Leung Wing Chan	5,000*		June 23, 2011	$3.42

Uri Bernhard Oppenheimer	5,000*		June 23, 2011	$3.42
_____________________
* These options will vest and become exercisable on June 24, 2007

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 600,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability. As of March 31, 2006, options granted under the Option Plan to purchase a total of 161,750 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. The average weighted exercise price of all options outstanding on March 31, 2006 was $3.25 per share.

As of June 27, 2006 the Company had outstanding stock options for an aggregate total of 211,750 Common Shares.

As part of the compensation that the Company has agreed to issue to Mr. Kohl, the Company’s Chief Executive Officer, commencing on April 1, 2004 and continuing annually thereafter until 2009, 29,154 Common Shares. As required by the employment agreement, Mr. Kohl was issued 29,154 in June 2005 and again in June 2006.

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 27, 2006, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	468,105		13.42%
Tiko Aharonov	250,000	(2)	7.15%
Dirk Hermann	6,000	(3)	*
Satoru Saito	355,980	(4)	10.19%
May Tsang Shu Mui	69,171	(2)	1.98%
George Leung Wing Chan	- -
Brian Geary	5,000		*
Irene Wong Ping Yim	- -
Kevin Yang Kung Yu	8,244		*
Shlomo Tamir	- -
Uri Bernhard Oppenheimer	- -
Cartwright Investments Limited	346,830		9.94%
Fong Po Shan	1,283		*
Quan Vinh Can	33,665	(2)	*

*	Less than 1%.
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

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories Hong Kong.
(2)	Includes stock options to purchase 9,000 Common Shares which are currently exercisable.
(3)	Includes stock options to purchase 1,000 Common Shares which are currently exercisable.
(4)	Includes stock options to purchase 6,000 Common Shares which are currently exercisable.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2006.

Item 8.   Financial Information.

The Company’s consolidated financial statements for the three-year period ended March 31, 2006 are set forth under Item 18 “Financial Statements.” The Company’s unaudited quarterly financial information for the year ended March 31, 2005 and 2006 are set out below:

Selected Consolidated Financial Information In Thousands, Except Per Share Data

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(restated)		(restated)
2005
Net Sales	$6,148	$6,404	$7,309	$7,817
Gross profit	1,476	1,107	1,198	1,349
Operating income (loss)	342	(26)	(169)	(416)
Net income (loss)	346	28	116	(642)
Income (loss) per share - basic	0.11	0.01	0.04	(0.21)
Income (loss) per share - diluted	0.10	0.01	0.03	(0.21)

2006
Net Sales	$6,563	$6,855	$6,448	$5,977
Gross profit (restated for 3rd quarter)	1,381	1,202	1,030	630
Operating income (loss) (restated for 1st and 3rd quarters)	982	(195)	544	(729)
Net income (loss)	540	(112)	411	(797)
Income per share (loss) - basic	0.16	(0.03)	0.12	(0.24)
Income per share (loss) - diluted	0.16	(0.03)	0.12	(0.24)

Certain quarterly financial information related to the first and third fiscal quarters of the fiscal year ended March 31, 2006 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC on July 29, 2005 and January 30, 2006 as a result of the following:

a) Gain from the sale of the “Kienzle” trademark rights in the first and third quarter of the fiscal year. The Company classified $940,000 and $841,000 gain on sale of “Kienzle Trademark” related to non-clock and clock business respectively as operating income rather than non-operating income respectively in the first and third quarter and thus it increased the original reported operating income in the Form 6-K dated July 29, 2005 and January 30, 2006.

b) Results of Kienzle Germany and Balkan in the third quarter of the fiscal year. The Company reclassified $475,000 from discontinued operations of Kienzle Germany to cost of goods sold as the terminated operations did not meet all the requirements the Financial Accounting Standards Board (“FASB”) Statement No. 144 for a discontinued operations. This resulted the decrease of the gross profit from $1,505,000 to $1,030,000. On the other hand, the Company reclassified $84,000 from discontinued operation of Kienzle Germany and Kienzle Balkan to operating income.

The foregoing restated amounts did not affect net income or earnings per share.

Dividend Policy. The Company attempts to pay a cash dividend annually to all holders of its common shares, subject to its profitability and cash position. During the fiscal year ended March 31, 2006, the Company made two cash dividend payments of $0.20 per share each ($0.40 during the fiscal year), based on profits it derived in part from the sale of its “Kienzle” trademark. The Company also paid a cash dividend of $0.10 per share in August 2004, and a cash dividend of $0.08 per share in August 2003. Prior to the 2003 dividend, the Company had not paid a dividend since the fiscal year ended March 31, 2000 due to its operating losses. Future dividend will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

Legal Proceedings.

The Company may occasionally become subject to legal proceedings and claims that arise in the ordinary course of our business. The Company currently is not involved in any material legal proceedings.

Item 9.   The Listing

The Company’s Common Shares are currently traded on The Nasdaq SmallCap Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 26, 2006, the last reported sale price of our common shares on The Nasdaq SmallCap Market was $3.42 per share. As of June 26, 2006, there were 51 holders of record of the Company’s Common Shares. However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2006:

Year Ended	High	Low
March 31, 2006	$5.48	$2.77
March 31, 2005	$5.80	$3.09
March 31, 2004	$7.39	$1.40
March 31, 2003	$2.00	$0.47
March 31, 2002	$1.33	$0.60

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2006	$5.48	$3.25
December 31, 2005	$3.59	$2.77
September 30, 2005	$3.95	$3.20
June 30, 2005	$4.55	$3.26

March 31, 2005	$4.75	$4.15
December 31, 2004	$4.75	$3.09
September 30, 2004	$5.80	$4.18
June 30, 2004	$5.60	$4.00

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by The Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2006	$4.17	$3.36
April 30, 2006	$3.85	$3.36
March 31, 2006	$3.90	$3.42
February 28, 2006	$5.47	$3.78
January 31, 2006	$3.65	$3.25
December 31, 2005	$3.59	$2.77

Item 10.   Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of March 31, 2006 and June 26, 2006, there were 3,487,758 and 3,556,712 Common Shares, respectively, outstanding, net of 37,800 treasury shares, all of which was fully paid. The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above). As of March 31, 2006, the Company no longer had any warrants to purchase Common Shares outstanding.

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

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, during the two years immediately preceding the filing of this Annual Report:

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

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.

The Company sells most of our products in Hong Kong dollars, U.S. dollars, and in euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Since the Company engages in transactions in Europe that are denominated in euros, the Company is subject to fluctuations in the rates of exchange between the dollar and the euro, which fluctuations will affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. Currently, most of the Company’s currency fluctuation exposure is tied to the exchange rate between the U.S. dollar and the euro.

To the extent that the Company has to convert U.S. dollars into renminibi for its operations, an appreciation in the value of the renminbi compared to the U.S. dollar would reduce the amount of renminbi the Company would receive upon conversion. Accordingly, an appreciation of the renminbi’s value would require the Company to pay more U.S. dollars to fund it renminbi operating expenses. The United States and certain European countries have recently been calling for the re-valuation of the renminbi, which revaluation would result in the appreciation of the renminbi. During the past year, the exchange rate between the yuan and the U.S. dollar changed slightly as China allowed the yuan to appreciate in value compared to the U.S. dollar. Currently, because the amount of transactions conducted by the Company in renminbi is relatively low, even a 5% appreciation in the value of the yuan would not materially change the Company’s expenses. For example, if the renminbi had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2006, our net asset value, as presented in U.S. dollars, would have been approximately reduced by $50,000 and $229,000, respectively. Conversely, if the renminbi had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $50,000 and $229,000, respectively. We believe our most significant foreign exchange risk results from material sales made in euro. Approximately 21% of our net sales were made in euros in fiscal year ended March 31, 2006. If the euro had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2006, our net asset value, as presented in U.S. dollars, would have been approximately reduced by $55,000 and $270,000, respectively. Conversely, if the euro had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $55,000 and $270,000, respectively. However, should the Chinese government allow a significant renminbi appreciation, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

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

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $2,496,000 of short-term borrowings that are subject to interest rate changes and $322,000 of long-term borrowings outstanding as of March 31, 2006. However, taking into consideration that the Company had cash and cash equivalents of $6,384,000 available as of March 31, 2006, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12.   Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.   Material Modification to the Rights of Securities Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (the “Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures that were designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.    Not applicable.

Item 16 A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Ms. Wong currently is the Chief Accountant of CNIM HK Ltd. in Hong Kong, holds a Master of Business Administration from Deakin University, and, from 1994 to 2001 was the Accounting Manager of Highway Holdings. In addition, each of the other members of the audit committee have extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

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
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

Item 16 C. Principal Accountant Fees and Services

The Company’s independent public accountant for each of the fiscal years in the three-year period ended March 31, 2006 has been Deloitte Touche Tohmatsu. The auditor is selected annually by the Company’s Board of Directors and ratified by the shareholders at the Annual General Meeting. The Audit Committee has selected Deloitte Touche Tohmatsu as the auditor for the fiscal year ended March 31, 2006 and will propose to the Annual General Meeting convening on August 15, 2006 that Deloitte Touche Tohmatsu be ratified as the auditor for that fiscal year.

The following table sets forth the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company during the fiscal years ended March 31, 2005 and 2006.

	2005	2006
Audit Fees (1)	$149,000	$248,000
Audit-Related Fees (2)	$6,000	-
Tax Fees (3)	$67,000	$31,000
All Other Fees	-	-
Total	$222,000	$279,000

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

Item 16 D. Exemptions From the Listing Standards for Audit Committees

Not applicable

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.   Not applicable

Item 18.   Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.   Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited, (incorporated by reference to Exhibit 1.1 of registrant's Form 20-F for the year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association, as filed on November 2, 2005.

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.3
Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.4
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

4.8
Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.9
Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.10
City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.11
City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

11.1	Code of Ethics. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent Of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

Date: June 29, 2006	By:	/s/ PO S. FONG
Po S. Fong Chief Financial Officer and Secretary

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For each of the three years in the period ended March 31, 2006 and Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 2, 2006

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except per share data)

	Year ended March 31,
	2004	2005	2006
Net sales:
Third parties	$23,691	$27,633	$25,843
Affiliate	1,665	45	-
	$25,356	$27,678	$25,843
Cost of sales	(20,262)	(22,548)	(21,600)
Gross profit	5,094	5,130	4,243
Selling, general and administrative expenses	(4,219)	(4,985)	(5,165)
Impairment of industrial property rights (note 2)	-	(67)	(60)
Impairment of property, plant and equipment (note 2)	-	(347)	(197)
Gain on sale of "Kienzle" industrial property rights (note 1)	-	-	1,781
Operating income (loss)	875	(269)	602
Non-operating income (expense):
Exchange gain (loss), net	278	249	(614)
Interest expense	(77)	(110)	(134)
Interest income	9	14	66
Other income	105	56	195
Total non-operating income (expense)	315	209	(487)
Affiliates:
Impairment of investment in an affiliate	(109)	(5)	-
Equity in income of an affiliate	2	-	-
	(107)	(5)	-
Income (loss) before income taxes and minority interests	1,083	(65)	115
Income taxes (note 3)	(100)	(86)	(73)
Income (loss) before minority interests	983	(151)	42
Minority interests	(1)	(1)	-
Net income (loss)	$982	$(152)	$42
Net income (loss) per share - basic	$0.32	$(0.05)	$0.01
Net income (loss) per share - diluted	$0.30	$(0.05)	$0.01
Weighted average number of shares outstanding (in thousands)
- basic	3,030	3,260	3,465
Weighted average number of shares outstanding (in thousands)
- diluted	3,258	3,260	3,544

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands except share data)

ASSETS

	March 31,
	2005	2006
Current assets:
Cash and cash equivalents	$3,948	$6,384
Restricted cash (note 8)	965	965
Accounts receivable, net of allowances for
doubtful accounts of $99 in 2005 and $31 in 2006	5,165	3,789
Inventories (note 4)	5,062	4,118
Investment securities (note 5)	296	300
Prepaid expenses and other current assets	721	546
Total current assets	16,157	16,102
Property, plant and equipment, net (note 6)	3,473	2,787
Industrial property rights, at cost less accumulated amortization of
$704 in 2005 and $nil in 2006	468	-
Investments in and advance to affiliates (note 7)	2	2
Total assets	$20,100	$18,891

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,846	$2,498
Short-term borrowings (note 8)	1,449	2,015
Obligations under capital leases - current portion (note 9)	409	481
Accrued mold charges	208	246
Accrued payroll and employee benefits	331	292
Income taxes payable	119	-
Other liabilities and accrued expenses	945	610
Total current liabilities	6,307	6,142
Obligations under capital leases - net of current portion (note 9)	558	322
Deferred income taxes (note 3)	174	153
Minority interest	3	-

Commitments and contingencies (note 10)

Shareholders' equity:
Common shares $0.01 par value (Authorized: 20,000,000 shares)	33	35
Additional paid-in capital	9,820	10,245
Retained earnings	3,480	2,133
Accumulated other comprehensive loss	(222)	(86)
Treasury shares, at cost - 37,800 shares	(53)	(53)
Total shareholders' equity	13,058	12,274
Total liabilities and shareholders' equity	$20,100	$18,891

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands except per share data)

	Common shares, issued and outstanding		Additional paid-in	Retained	Accumulated other comprehensive	Treasury shares	Total shareholders'	Comprehensive income
	Shares	Amount	capital	earnings	income (loss)	at cost	equity	(loss)

Balance at April 1, 2003	2,936	$30	$8,793	$3,210	$(73)	$(53)	$11,907
Issued during the year	138	1	242	-	-	-	243
Net income	-	-	-	982	-	-	982	$982
Unrealized holding loss on investment
securities	-	-	-	-	(13)	-	(13)	(13)
Translation adjustments	-	-	-	-	(40)	-	(40)	(40)
Comprehensive income								$929
Cash dividends ($0.08 per share)	-	-	-	(237)	-	-	(237)
Balance at March 31, 2004	3,074	31	9,035	3,955	(126)	(53)	12,842
Issued during the year	242	2	448	-	-	-	450
Net loss	-	-	-	(152)	-	-	(152)	$(152)
Legal advisors' options	-	-	177	-	-	-	177
Director's stock compensation	-	-	160	-	-	-	160
Unrealized holding loss on investment
securities	-	-	-	-	(13)	-	(13)	(13)
Translation adjustments	-	-	-	-	(83)	-	(83)	(83)
Comprehensive loss	-	-	-	-	-	-	-	$(248)
Cash dividends ($0.1 per share)	-	-	-	(323)	-	-	(323)
Balance at March 31, 2005	3,316	33	9,820	3,480	(222)	(53)	13,058
Issued during the year	209	2	265	-	-	-	267
Net income	-	-	-	42	-	-	42	$42
Director's stock compensation	-	-	160	-	-	-	160	-
Unrealized holding gain on investment
securities	-	-	-	-	4	-	4	4
Translation adjustments	-	-	-	-	132	-	132	132
Comprehensive income	-	-	-	-	-	-	-	$178
Cash dividends ($0.4 per share)	-	-	-	(1,389)	-	-	(1,389)
Balance at March 31, 2006	3,525	$35	$10,245	$2,133	$(86)	$(53)	$12,274

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended March 31,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$982	$(152)	$42
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Impairment of industrial property rights	-	67	60
Impairment of investment in an affiliate	109	5	-
Gain on disposal of property, plant and equipment	(24)	(49)	-
Loss on disposal of industrial property rights	-	59	-
Gain on sale of "Kienzle" industrial property rights	-	-	(1,781)
Impairment of property, plant and equipment	-	347	197
Gain on disposal of a subsidiary	-	-	(3)
Gain on disposal of an affiliate	-	-	(121)
Depreciation and amortization	1,112	1,148	1,090
Minority interests	1	1	-
Directors' stock compensation expense	-	160	160
Equity in income of an affiliate	(2)	-	-
Deferred income taxes	(53)	(4)	(21)
Stock options granted to legal advisors	-	177	-
Changes in operating assets and liabilities:
Accounts receivable	(891)	(1,402)	1,376
Inventories	178	(668)	944
Prepaid expenses and other current assets	(385)	(82)	175
Accounts payable	379	550	(348)
Accrued mold charges	86	(25)	38
Accrued payroll and employee benefits	(28)	10	(39)
Income taxes payable	78	41	(119)
Other liabilities and accrued expenses	(27)	525	(335)
Net cash provided by operating activities	1,515	708	1,315
Cash flows from investing activities:
Purchase of property, plant and equipment	(853)	(178)	(250)
Acquisition of investment securities	(322)	-	-
Repayment of payable to an affiliate	(109)	-	-
Purchase of industrial property rights	(75)	(47)	(93)
Acquisition of an affiliate	(5)	-	-
Proceeds from disposal of an affiliate	-	-	121
Proceeds from disposal of property, plant and
equipment	58	55	46
Proceeds from disposal of industrial property rights	-	-	2,160
Decrease in restricted cash	192	-	-
Net cash (used in) provided by investing activities	(1,114)	(170)	1,984

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(Dollars in thousands)

	Year ended March 31,
	2004	2005	2006
Cash flows from financing activities:
Cash dividends paid	$(237)	$(323)	$(1,389)
Repayment of long-term debt	(134)	(308)	(439)
Increase (decrease) in short-term borrowings - net	777	(484)	566
Proceeds from shares issued on exercise of options	243	450	267
Net cash provided by (used in) financing activities	649	(665)	(995)
Net increase (decrease) in cash and cash equivalents	1,050	(127)	2,304
Cash and cash equivalents, beginning of year	3,148	4,158	3,948
Effect of exchange rate charges	(40)	(83)	132
Cash and cash equivalents, end of year	$4,158	$3,948	$6,384

Supplemental cash flow information:
Cash paid during the year for
Interest	$77	$110	$133
Income taxes	75	61	195

Non-cash transactions:

Additions to property, plant and equipment of $890 and $275 during the year ended March 31, 2005 and 2006, respectively, were acquired under arrangements qualified as capital leases.

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"), in Shenzhen and He Yuan, China, in Germany and in the Republic of Bulgaria ("Bulgaria").

The Company and its subsidiaries operate in four principal business segments - metal stamping and mechanical original equipment manufacturing ("OEM"), the manufacture and trading of cameras and underwater products, clocks and watches, and electric OEM. Historically, the Company has been in the business of manufacturing and trading of single-use cameras and certain clocks and watches under the name "Kienzle." However, this year the Company has been reorganized and made certain changes which streamlined its business activities and ceased the manufacturing and trading of single-use cameras as well as the manufacturing of clocks and watches under the name "Kienzle." The Company's manufacturing activities are principally conducted in Shenzhen and He Yuan and its selling activities are principally conducted in Hong Kong, Shenzhen and Germany.

The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On January 30, 2003, the Company entered into a license agreement with Kienzle AG, a German stock corporation which is engaged in the marketing, sale and distribution of products under the brand name of "Kienzle". Under the license agreement, the Company granted to Kienzle AG a five-year exclusive, royalty-free license to use and display the trademark of "Kienzle" solely in conjunction with the promotion, marketing, sale, and distribution by Kienzle AG of products under the brand name of "Kienzle" in specified countries. Under the license agreement, Kienzle AG was required to purchase all products under the brand name of "Kienzle" from the Company with minimum purchases at each of the four years ended on December 31, 2006. Under the license agreement, Kienzle AG was required to purchase $3,000 of products from the Company during the year ended December 31, 2003; and in subsequent years, the amount of required purchases is required to increase to no less than $6,000 in the year ending December 31, 2004, $14,000 in the year ending December 31, 2005, and $28,000 in the year ending December 31, 2006. The Company would have the right to terminate the license agreement if Kienzle AG fails to meet these minimum requirements.

On March 28, 2003, the Company acquired a 20% equity interest in Kienzle AG for $109. Kienzle AG was accounted for in the consolidated financial statements as an affiliate using the equity method. The Company reassessed its investment in Kienzle AG in 2004 and determined that the investment had been impaired as Kienzle AG did not meet the minimum purchase requirement and had dissatisfactory operating results. An impairment loss of $109 in respect of the investment in Kienzle AG has thus been recognized during the year ended March 31, 2004. The Company sold all "Kienzle" trademarks relating to clock and non-clock business for $2,160 and recognized gain on sale of $1,781 during the year ended March 31, 2006.

Additionally, the Company received $121 for the sale of its 20% equity interest and recognized a gain of $121 on disposal of investment in Kienzle AG during the year ended March 31, 2006.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

Upon the sale of the "Kienzle" trademark, the Company did not renew the lease on its marketing office in Germany and incurred costs related to involuntary termination of most of the employees in its marketing office in Germany. These costs were accrued and paid out in the year ended March 31, 2006. There are no additional costs for exiting the Kienzle clock business.

At March 31, 2006, details of the Company's subsidiary companies are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities

Hong Kong	Antemat Limited	May 5, 1989	Dormant

Hong Kong	Nissin Mechatronic Limited	May 25, 1990	Dormant

Hong Kong	Cavour Industrial Limited	May 9, 1989	Providing tooling, handling and
repairing services in China and
management services to
fellow subsidiaries

Hong Kong	Hi-Lite Camera Company	November 10, 1978	Trading of camera and underwater
	Limited ("Hi-Lite")		products

Hong Kong	Kayser Technik Limited	June 23, 1994	Sales of metal parts

Bulgaria	Kienzle Bulgaria Limited	January 23, 2001	Dormant
("Kienzle Bulgaria")

Hong Kong	Kienzle Time (H.K.) Limited	August 24, 1997	Manufacturing OEM business and
	("Kienzle HK")		trading of clocks, watches, camera
and underwater products

Germany	Kienzle Uhrenfabriken G.m.b.h.	April 1, 1999	Sales of clocks, watches and others
	("Kienzle Germany")		(wound down trading operations in
Germany since November 2005)

Hong Kong	Nissin Precision Metal	November 21, 1980	Metal stamping, tooling design and
	Manufacturing Limited		manufacturing and assembling OEM
	("Nissin")		products

Hong Kong	Saiwan Industries Limited	August 10, 1990	Manufacturing of plastic injection
parts to fellow subsidiaries

China	Kayser (Wuxi) Metal Precision	December 21, 2005	Metal stamping but has not
	Manufacturing Limited		commenced operations as of
	("Kayser Wuxi")		March 31, 2006

All of the subsidiaries are wholly-owned.

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

Revenue recognition - The Company recognizes revenue from the sale of products, when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Price to the customer is fixed or determinable; and
•	Collectibility is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. The Company does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Company's products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, and certificates of time deposit with a maturity of three months or less at the time of purchase.

Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labor and overhead associated with the manufacturing process. Write-off on inventory is based on management's specific analysis of future sales and demand forecasts.

Property, plant and equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of 10 years for machinery and equipment and generally 2 to 5 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets.

Industrial property rights - Industrial property rights represent the patents, technology and the rights relating to the name "Kienzle" and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets. Amortization expense charged to operating income for the years ended March 31, 2004, 2005 and 2006 was $127, $125 and $122 respectively.

During the year ended March 31, 2006, the Company sold all industrial property rights to Kienzle AG.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investment securities - Investment securities, which consist primarily of capital guaranteed investment fund, have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss).

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

Due to the poor financial performance of the manufacturing of cameras, clocks and watches, the Company reassessed its property, plant and equipment and industrial property rights for impairment and an impairment loss of $347 and $67 respectively, had been recognized during the year ended March 31, 2005; and $197 and $60 respectively, had been recognized during the year ended March 31, 2006.

No impairment on long-lived assets was noted during the year ended March 31, 2004.

Foreign currency translation - The Company uses the United States dollar as its reporting currency. Assets and liabilities of non-United States dollar functional currency financial statements of subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating non-United States dollar functional currency financial statements are reflected as accumulated other comprehensive gain (loss). Gains or losses from foreign currency transactions are included in net income (loss).

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

Concentration of Credit Risk - Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

Stock options - The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and provides additional financial statement disclosure in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 15.

The Company has stock option plan and stock purchase rights, as more fully described in note 15. Stock-based employee compensation costs are not reflected in net income (loss) when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income (loss) per share as if the Company had applied the fair value recognition.

		2004	2005	2006

Net income (loss), as reported		$982	$(152)	$42
Less: Stock based compensation costs under fair
value based method for all awards		(212)	(152)	$(140)
Net income (loss), pro forma		770	(304)	(98)

Net income (loss) per share - basic	As reported	$0.32	$(0.05)	$0.01
	Pro forma	0.25	(0.09)	(0.03)

Net income (loss) per share - diluted	As reported	$0.30	$(0.05)	$0.01
	Pro forma	0.24	(0.09)	(0.03)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income (loss) per share - Basic net income (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average of common shares outstanding for the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In each of the three years ended March 31, 2006, the Company had nil, 242,150 and nil respectively, of outstanding employee stock options and stock purchase rights which could potentially dilute basic earnings per share ("EPS") in the future, but were excluded in the computation of diluted EPS in such periods, as the effect would have been antidilutive.

Comprehensive income (loss) - Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the years, which comprises foreign currency translation adjustments, unrealized holding (loss) gain on investment securities and net income (loss), has been disclosed within the consolidated statements of shareholders' equity and comprehensive income (loss).

Recently issued accounting pronouncements - In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004) ("SFAS No. 123R"). This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service within the requisite service period (usually the vesting period) in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If any equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement will be effective to the Company for the fiscal year beginning April 1, 2006.

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

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143". FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ended after December 15, 2005. Adoption of the FIN 47 did not result in an impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In September 2005, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, "Accounting for Nonmonetary Transactions", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company is evaluating the effect of the adoption of EITF 04-13. It is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2005, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

3.	INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate.

The components of income (loss) before income taxes and minority interests are as follows:

	Year ended March 31,
	2004	2005	2006
Hong Kong	$1,663	$1,211	$942
Europe	(580)	(1,276)	(827)
	$1,083	$(65)	$115

The Company is not taxed in the British Virgin Islands where the holding company is incorporated.

The Company's operating subsidiaries, other than Kienzle Germany and Kienzle Bulgaria, are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

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

In connection with its recent establishment of its new facility in China during the year, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the BFDC Agreements.

Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subject to local taxes. The BFDC is responsible for paying taxes it incurs as a result of its operations under the BFDC Agreements. There can be no assurances, however, that the Company will not be subject to such taxes in the future. If China did impose a tax upon the Company, the tax could materially adversely affect the Company's business and results of operations.

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

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

3. INCOME TAXES - continued

The provision for income taxes consists of the following:

	March 31,
	2004	2005	2006
Hong Kong
Current	$153	$90	$94
Deferred	(53)	(4)	(21)
	$100	$86	$73

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,
	2004	2005	2006

Profits tax rate in Hong Kong	17.5%	(17.5%)	17.5%
Non-deductible items/non-taxable income	(10.9%)	153.1%	(848.1%)
Changes in valuation allowances	15.2%	36.9%	1,027.8%
International rate difference	(3.5%)	(31.5%)	(100.7%)
Increase in opening deferred income taxes
resulting from an increase in profits
tax rate in Hong Kong	2.0%	-	-
Other	(11.1%)	(8.7%)	(33.0%)
Effective tax rate	9.2%	132.3%	63.5%

Deferred income tax (assets) liabilities are as follows:

	March 31,
	2005	2006
Deferred tax liability:
Property, plant and equipment	$352	$241
Deferred tax asset:
Operating loss carryforwards	(1,178)	(2,270)
Valuation allowance	1,000	2,182
Total net deferred tax asset	(178)	(88)
Net deferred tax liability	$174	$153

At March 31, 2005 and 2006, subsidiaries of the Company had tax loss carryforwards for Hong Kong profit tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $2,942 and $7,368, respectively, which have no expiration date.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

3. INCOME TAXES - continued

At March 31, 2006, the tax loss carryforwards in Bulgaria and Germany and their future expiration dates are as follows:

	Bulgaria	Germany	Total
Year ending March 31,
- 2007	$66	$-	$66
- 2008	-	-	-
- 2009	104	-	104
- 2010	2	-	2
- 2011	7	-	7
- Indefinite	-	3,551	3,551
	$179	$3,551	3,730

The tax loss carryforwards can only be utilized by the subsidiaries generating the losses.

4.	INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,
	2005	2006

Raw materials	$2,841	$2,353
Work in progress	725	644
Finished goods	1,496	1,121
	$5,062	$4,118

Inventories amounting to $640, $409 and $592 were written off in 2004, 2005 and 2006, respectively.

5.	INVESTMENT SECURITIES

	March 31,
	2005	2006

Cost	$322	$322
Gross unrealized holding loss	(26)	(22)
Fair value	$296	$300

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except per share data)

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	March 31,
	2005	2006
At cost:
Machinery and equipment	$10,422	$9,764
Furniture and fixtures	770	35
Leasehold improvements	538	390
Total	11,730	10,189
Less: Accumulated depreciation	(8,257)	(7,402)
Net book value	$3,473	$2,787

Depreciation expense charged to operating income for the year ended March 31, 2004, 2005 and 2006 was $985, $1,023 and $968, respectively.

Included in property, plant and equipment, net are assets held under capital leases with the following net book values:

	March 31,
	2005	2006

Machinery and equipment, at cost	$1,825	$2,001
Less: Accumulated depreciation	(283)	(207)
	$1,542	$1,794

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense in the accompanying consolidated statements of operations, was $45, $185 and $196 for the year ended March 31, 2004, 2005 and 2006, respectively.

7.	INVESTMENTS IN AND ADVANCE TO AFFILIATES

On January 25, 2000, the Company and an unrelated party established Kienzle U.S.A. Limited ("Kienzle USA"), a company incorporated in the United States of America ("USA") to sell clocks, with each party owning 50% of its common shares. It is accounted for in the consolidated financial statements as an affiliate. Kienzle USA has been inactive since September 2002.

On August 5, 2003, the Company acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.) ("Kayser Photo")), a company incorporated in the Republic of Panama, at a cash consideration of $5. Kayser Technik (Overseas) is engaged in the trading of camera batteries, films and disposable cameras. It is accounted for in the consolidated financial statements as an affiliate using the equity method. The Company reassessed its investment in Kayser Technik (Overseas) in 2005 and an impairment loss of $5 in respect of the investment in Kayser Technik (Overseas) has been recognized during the year ended March 31, 2005.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

8.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from banks.

	March 31,
	2005	2006

Credit facilities granted	$3,856	$3,856
Weighted average interest rate on borrowings at
end of year	5.2%	6.3%

At March 31, 2005 and 2006, the Company pledged bank deposits of $965 and $965, and investment securities of $296 and $300, respectively, to banks to secure banking facilities granted. There are no restrictive financial covenants associated with these bank facilities.

Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

9.	OBLIGATIONS UNDER CAPITAL LEASES

Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

Future minimum lease payments as at March 31, 2006 are as follows:

Year ending March 31
2007	$481
2008	258
2009	64
$803

The capital lease commitment amounts above exclude implicit interest of $47, $14 and $2 payable in the years ending March 31, 2007, 2008 and 2009, respectively.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

10.	COMMITMENTS AND CONTINGENCIES

(a)
The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $725, $817 and $879 in 2004, 2005 and 2006, respectively.

At March 31, 2005, the Company and its subsidiaries were committed under operating leases requiring minimum lease payments as follows:

Year ending March 31,
- 2007	$902
- 2008	875
- 2009	734
$2,511

(b)	The Company had a total capital commitment of $496 for the purchase of property, plant and equipment as of March 31, 2006.

(c)
The BFDC Agreements (see note 3) have all been extended to March 31, 2016 while one agreement with a China company was retired by mutual consent of both the Company and the China company. Pursuant to the BFDC Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

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

In connection with its recent establishment of its new facility in China during the year, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the BFDC Agreements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share amounts)

11.	CAPITAL STOCK

In August 1998, the Board of Directors authorized the Company to repurchase shares up to the value of $400 with a maximum repurchase price of $3.50 per share. During the year ended March 31, 2003, the Company purchased 6,000 shares for a total cash consideration of $4 at prices per share ranging from $0.60 to $1.41. At March 31, 2005 and 2006, these shares were held in treasury and are not eligible to vote or receive dividends.

12.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial percentage of the Company's sales are made to three customers and are typically on an open account basis. Details of the customers accounting for 10% or more of total net sales in any of the years ended March 31, 2004, 2005 and 2006 are as follows:

	Year ended March 31,
	2004	2005	2006

Company A	17.1%	18.1%	19.0%
Company B	22.4%	17.7%	16.4%
Company C	N/A	N/A	15.9%

Details of the accounts receivable from the three customers with the largest receivable balances at March 31, 2005 and 2006 are as follows:

	Percentage of accounts receivable March 31,
	2005	2004

Company A	15.8%	16.4%
Company B	30.8%	32.1%
Company C	N/A	12.1%
Three largest receivable balances	46.6%	60.6%

Details of the movements of the allowance for doubtful account for the years ended March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

At beginning of year	$63	$111	$99
Bad debt expense	142	57	9
Amount written off	(94)	(69)	(77)
At end of year	$111	$99	$31

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share amounts)

13.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,
	2004	2005	2006

Net income (loss) (numerator), basic and diluted	$982	$(152)	$42
Shares (denominator):
Weighted average common shares outstanding used
in computing basic net income (loss) per share	3,029,605	3,260,144	3,465,390

Effect of dilutive securities:
Weighted average shares from assumed exercise of
stock options and issuance of common shares to the director	228,604	-	78,826
Weighted average shares used in computing diluted
net income (loss) per share	3,258,209	3,260,144	3,544,216
Net income (loss) per share, basic	$0.32	$(0.05)	$0.01
Net income (loss) per share, diluted	$0.30	$(0.05)	$0.01

As of March 31, 2005, the Company had 242,150 outstanding employee stock options and stock purchase rights, and 29,154 common shares had been granted to the director (note 16) but not yet issued that could have potentially diluted basic net loss per share in the future, but which were excluded in the computation of diluted net loss per share in the year presented, as their effect would have been anti-dilutive.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, investment securities, accounts receivable, accounts payable, accrued liabilities, short-term borrowings and long-term debt are reasonable estimates of their fair value. The interest rates on the Company's long-term debt approximate those which would have been available at March 31, 2006 for debt of similar remaining maturities and credit rating.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share data)

15.	STOCK OPTIONS AND STOCK PURCHASE RIGHTS

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

On December 30, 2004, the Board of Directors approved and granted stock options of 50,000 to legal advisors in accordance with the settlement agreement and mutual release. The options were immediately vested with the expiration of twelve months. The Company recorded an expense of $177 for the options based on the Black-Scholes option-pricing model during the year ended March 31, 2005.

The fair value of options granted to employees and directors in 2004 and 2006 and legal advisors in 2005 was $1.213, $1.155 and $3.531, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2004	2005	2006

Risk-free interest rate	4.75%	2.67%	3.84%
Expected life	1 year	1 year	5 years
Expected volatility	101.73%	74%	55%
Expected dividend yield	2.5%	1.90%	5.71%

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share data)

15. STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

The following summarizes the stock purchase rights and options outstanding:

	Stock purchase rights		Stock options
	Average exercise price	Number of shares	Average exercise price	Number of shares

April 1, 2004	$1.7154	132,781	$2.0217	308,500
Stock options granted	-	-	$1.0000	50,000
Stock purchase rights exercised	2.200	(32,781)	-	-
Stock options exercised	-	-	$1.8047	(209,350)
Stock options lapsed/cancelled	-	-	$1.4700	(7,000)
March 31, 2005	$1.55	100,000	$1.9374	142,150
Stock options granted	-	-	$3.5	121,000
Stock purchase rights exercised	$1.55	(100,000)	-	-
Stock options exercised	-	-	$1.4	(80,150)
Stock options lapsed/cancelled	-	-	-	(21,250)
March 31, 2006		-	$3.2531	161,750

At of March 31, 2005 and 2006, there were 242,150 and 161,750, respectively, of stock options/purchase rights exercisable.

Additional information on options outstanding at March 31, 2006 is as follows:

Exercise prices	Number outstanding	Weighted average remaining contractual life (years)

$1.4700	15,000	2.17
$3.1700	28,570	2.57
$3.5000	118,000	4.25
	161,750	2.13

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share data)

16.	STOCK COMPENSATION

The Company entered into an employment contract with a director on April 1, 2004, which entitles the director to an annual bonus of 29,154 common shares upon completion of his service with the Company for the years ended March 31, 2005 and 2006. The grant date of the share award was determined to be April 1, 2004.

The shares were issued to the director on June 3, 2005 and June 1, 2006 respectively. The Company recorded a compensation expense of $160 for the years ended March 31, 2005 and 2006, based on the fair value of the shares granted as of April 1, 2004.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands except share and per share data)

17.	SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Company considers its reportable segments to be metal and mechanical OEM, electric OEM, the manufacture and trading of cameras and underwater products, and clocks and watches. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
Net sales:	2004	2005	2006
Metal and Mechanical OEM:
Unaffiliated customers	$14,786	$17,792	$19,404
Intersegment sales	1,190	1,357	2,503
	15,976	19,149	21,907
Electric OEM:
Unaffiliated customers	398	1,749	2,322
Intersegment sales	296	1,109	794
	694	2,858	3,116
Cameras and underwater products:
Unaffiliated customers	5,990	3,836	1,487
Intersegment sales	413	206	120
	6,403	4,042	1,607
Clocks and watches:
Unaffiliated customers	4,182	4,301	2,630
Intersegment sales	119	67	294
	4,301	4,368	2,924
Corporate:
Intersegment sales	1,209	1,497	93
Intersegment eliminations	(3,227)	(4,236)	(3,804)
Total net sales	$25,356	$27,678	$25,843
Operating income (loss):
Metal and Mechanical OEM	$1,304	$1,371	$806
Electric OEM	142	202	12
Cameras and underwater products	41	(891)	(319)
Clocks and watches	(465)	(807)	388
Corporate expenses (net)	(147)	(144)	(285)
Total operating income (loss)	$875	$(269)	$602

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

17. SEGMENT INFORMATION - continued

	Year ended March 31,
	2004	2005	2006
Interest expense:
Metal and Mechanical OEM	$67	$100	$126
Electric OEM	1	6	4
Cameras and underwater products	2	-	-
Clocks and watches	7	4	4
Total interest expense	$77	$110	$134
Depreciation and amortization expense:
Metal and Mechanical OEM	$588	$647	$638
Electric OEM	87	113	220
Cameras and underwater products	148	88	13
Clocks and watches	203	214	216
Corporate assets	86	86	3
Total depreciation and amortization	$1,112	$1,148	$1,090
Capital expenditure:
Metal and Mechanical OEM	$896	$813	$471
Electric OEM	66	88	36
Cameras and underwater products	95	85	-
Clocks and watches	143	123	167
Corporate assets	17	6	-
Total capital expenditure	$1,217	$1,115	$674

	As at March 31,
	2005	2006
Identifiable assets:
Metal and Mechanical OEM	$11,489	$13,100
Electric OEM	2,711	3,198
Cameras and underwater products	1,807	680
Clocks and watches	3,405	1,764
Corporate assets	688	149
Total identifiable assets	$20,100	$18,891
Long-lived assets:
Metal and Mechanical OEM	$2,614	$1,895
Electric OEM	743	641
Cameras and underwater products	13	-
Clocks and watches	570	251
Corporate assets	3	-
Total long-lived assets	$3,943	$2,787

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Dollars in thousands)

17. SEGMENT INFORMATION - continued

All of the Company's sales are co-ordinated through its head office in Hong Kong. The Company considers revenues generated from physical location of customers and the breakdown by destination is as follows:

	Year ended March 31,
	2004	2005	2006
Net sales:
Hong Kong and China	$16,748	$17,284	$13,981
Other Asian countries	596	387	524
Europe	6,004	8,517	10,298
USA	621	1,096	978
Others	1,387	394	62
	$25,356	$27,678	$25,843

The locations of the Company's identifiable assets are attributed to the location of identifiable assets and the breakdown by destination is as follows:

	As at March 31,
	2005	2006

Hong Kong	$10,049	$10,653
China	8,007	7,751
Europe	1,787	144
USA	257	343
	$20,100	$18,891

18.	SUBSEQUENT EVENT

Subsequent to the year ended March 31, 2006, the Company began negotiating with the owners of two existing manufacturers in Wuxi, China for the purchase of certain machineries and equipment. The Company is expected to complete the purchase of the respective assets later in the year ending March 31, 2007.

* * * * * *