Form 20-F
period 2007-03-31
HIGHWAY HOLDINGS LTD
filed 2007-06-29
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007.

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

Title of each class
Common Shares, $0.01 par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,741,946 Common Shares were outstanding as of March 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☐

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

CONVENTIONS

Highway Holdings Limited operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China, whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. Unless otherwise stated, all references to “dollars” or $ are to United States dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2007 and the balance sheet data as of March 31, 2006 and 2007 are derived from our consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the two year periods ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2003, 2004 and 2005 were derived from the Company’s audited financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information (In thousands, except per share data):

	2003	2004	2005	2006	2007
Statement of Operations
Net sales	$20,370	$25,356	$27,678	$25,843	$31,469
Gross profit	3,882	5,094	5,130	4,243	6,236
Operating income (loss)	159	875	(269)	602	386
Net income (loss)	485	982	(152)	42	594
Dividend declared and paid (1)	0	237	323	1,389	1,288
Per share amounts
Net income (loss)-basic	$0.17	$0.32	$(0.05)	$0.01	0.16
Net income (loss)-diluted	$0.17	$0.30	$(0.05)	$0.01	0.16
Dividend declared & paid (1)	0	0.08	0.10	0.40	0.36
Weighted average shares:
Basic	2,902	3,030	3,260	3,465	3,636
Diluted	2,902	3,258	3,260	3,544	3,690

Balance Sheet Data
Property, plant and equipment, net	$3,657	$3,780	$3,473	$2,787	$3,980
Working capital	7,753	8,774	9,850	9,960	8,944
Total assets	16,494	18,688	20,100	18,891	22,414
Long term debt	230	385	967	803	1,133
Shareholders’ equity	11,907	12,842	13,058	12,274	12,167

(1)	Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, that may affect future results and the market price of the Company’s Common Shares. The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises. All of the Company’s operations are currently dependent on its manufacturing operations conducted at four facilities in China. The principal facility, at which over 80% of the Company’s operations were conducted during the fiscal year ended March 31, 2007, is located in Long Hua, Shenzhen, China. Pursuant to its six leases (the “Premises Leases”), the Company utilizes approximately 450,000 square feet of space for manufacturing operations and dormitory facilities at the site of its principal factory complex in Long Hua, Shenzhen. The Company’s operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). The Premises Leases currently expire on February 28, 2009, and may be terminated by either the Company or the landlord upon six months notice to the other party. It is currently uncertain whether the Company will be able to renew the Premises Lease prior to its expiration in February 2009. Because of the high demand for residential property in Shenzhen, increasing rental rates, and the new terms the landlord is expected to demand, it is doubtful that the Company will be able to, or will want to renew the Premises Lease. In the event that the Company is unable to renew the Premises Lease or unwilling to do so under the landlord’s new terms, the operations of the Company at its largest facility will have to be relocated to other, as yet unidentified, facilities. As a result, the Company must consider relocating its principal facilities from Long Hua, Shenzhen, to one or more alternative sites. Any such relocation will be costly and could disrupt the Company’s operations, and is expected to adversely affect on the Company, its operations, and its financial condition. While the Company believes that there are other suitable alternative facilities, most of which are located outside of Shenzhen, the terms of such alternate facilities could be less favorable to the Company than the terms under the Premises Leases. In addition, prior to February 2009, any contractual dispute under either of the BFDC Agreements or the Premises Leases could have a material adverse affect on the Company’s operations and financial condition.

To facilitate the Company’s operations in Long Hua, Shenzhen, the local government initially set up three separate China companies that are parties to the BFDC Agreements. The term of two of these agreements have been extended with the remaining two China companies, and these two agreements now expire in 2016 (by the mutual consent of the parties, the third agreement with the local government agency no longer is active). Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company and the Company is responsible for paying a management fee, and certain other charges to the BFDC. As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements and the Premises Leases, the Company’s operations in Long Hua, Shenzhen, are not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. For example, the Company has not been required to apply for permits or licenses in China or to register to do business in China. Should there be any adverse change in the Company’s dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company’s operations and assets could be jeopardized.

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

The BFDC Agreements and the Premises Leases are dependent on the Company’s continuing good relationship with the designees of the local government. In the event of a dispute involving the BFDC Agreements or the Premises Leases, the current arrangement under which the Company conducts its business may be difficult to enforce in China. The Company’s operations and prospects will be materially and adversely affected if the parties do not honor or extend the current arrangements or renew the BFDC Agreements or the Premises Leases, respectively.

In 2005, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau for its manufacturing facilities in Hu Yuan, and in 2006, the Company became a party to an agreement with the Shenzhen Longgang Pinghu Lisu Manufacturing Factory after its purchase of Golden Bright Plastic Manufacturing Company Limited. Both the He Yuan and Pinghu Lisu agreements are similar to the BFDC Agreements, and the Company is subject to the same risks at these new facilities as it is at its principal facility Long Hua, Shenzhen.

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

Further Revaluation of Renminbi Yuan. As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. The United States and certain European countries have recently been calling for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB. In response to the demand for a revaluation of the renminbi, the Chinese government has on several occasions since 2005 permitted the RMB to appreciate in value. An increase in the value of the RMB may result in an increase of the Company’s operating costs in China. Should the Chinese government allow a significant RMB appreciation, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

Possible Reoccurrence of SARS or Bird Flu. During 2002/2003, Severe Acute Respiratory Syndrome (SARS) became a major world-wide health concern. SARS is believed to have originated in China and most SARS infections and deaths occurred in China. Because SARS is a highly contagious disease, a number of countries and health organizations, including the World Health Organization, strongly advised people to avoid traveling to Hong Kong or the Guangdong province in mainland China. The Company’s principal offices and facilities are located in both Hong Kong and in the Guangdong province. While SARS did not affect the Company’s workers, the disease did materially and adversely affect business in China. Hong Kong and southeast China have also experienced outbreaks of bird flu. Should SARS or bird flu reoccur in China in the future, the Company’s employees and operations could be affected. In addition, the Company’s international customers may reduce their contacts and business with the Company by shifting their manufacturing needs to manufacturers located outside of China or by purchasing products manufactured outside of China. Any such future shift of work orders or product purchases from the Company to companies based in countries that are not so affected by SARS or bird flu would have a material affect on the Company, its operations, and on its financial condition.

Uncertain Legal System and Application of Laws. The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. While China has a comprehensive system of laws, the application of these laws by the existing regional and local authorities are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. For example, the Company and other companies have periodically been taxed on foreign currency bank transfers, which taxes can be substantial. In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations. As a result, with the general knowledge and tacit approval of the local and regional agencies, most businesses fail to fully comply with all of these more burdensome laws and regulations. Recently, however, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region. While the Company has, to date, been able to increase its compliance with the regulations and operate with the newly enforced rules and business practices, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed law and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

China, having been a developing country that has experienced tremendous growth over the last 20 years, has had constantly evolving laws, rules and regulations dealing with many aspects of the operations of industrial companies (including the operations of the Company). Many of the original rules could not be followed and were difficult to interpret, while others were frequently changed and modified or even retroactively enforced. To date, the local Chinese authorities have acted as a buffer for local businesses by smoothening the implementation and partially enforcing various rules, thereby enabling industrial enterprises to operate with practical rules. Lately the Central Government of China is modernizing and trying to implement unified laws and regulations. These changes, during the transition period from the prior application of the rules to the new application and interpretation of the rules can be very disruptive to the operations of companies and can pose financial dangers for those companies that have previously operated under the prior rules and regulations. This transition period affects mainly businesses such as the Company that operate under agreements with the BFDC. In addition to the transitional difficulties, the authorities have, from time to time, severely penalized non-complying companies to set an example of the consequences of non-compliance. These penalties can be imposed at anytime and for very little reason. While the Company has been able to operate within the generally accepted rules and has not been subject to any material enforcement actions, no assurance can be given that the authorities will not find reason to impose regulatory actions against the Company.

Current Favorable Tax Policy Could Change. Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; therefore, the Company’s activities in China have not been subject to local taxes on its operations. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. Since the Company reimburses the BFDC for its expenses related to the Company’s activities in China, the Company effectively pays the taxes on its operations. There can be no assurances, however, that the Company will not be subject to direct taxation on its operations in the future. If China did impose a direct tax upon the Company, the tax could materially adversely affect the Company’s business and results of operations. See Note 4 of Consolidated Financial Statements for additional information on taxation.

Tax Risks of Operating in China. Although the Company’s operations in China are not taxed, the Company is subject to certain locally imposed taxes. For example, the local Chinese authorities have imposed a 20% levy on certain wire transfer payments from Hong Kong to China. Additional taxes and levies, such as the foregoing levy, could detrimentally affect the Company’s beneficial cost structure in China and its future results from operations. In addition, the Company is not required to withhold taxes in China for its Hong Kong based employees who reside less than 183 days in China. While the Company carefully monitors the amount of time that its affected employees spend in China, an inadvertent violation of the employment restrictions in China by some of the Company’s employees could expose the Company to significant taxes in China.

Recent Turbulent Relations with the United States. Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including the controversies over the protection in China of intellectual property rights that threatened a trade war between the countries. These strains on U.S./China relations could affect the ability of companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

Labor Difficulties. One of the principal economic advantages of locating the Company’s operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China’s one-child policy, the Company has recently experienced some difficulty in filling its labor needs. In addition to making labor more difficult to obtain, the shortage of low-cost labor, the recent governmentally imposed minimum wage increases, and the general rise in wages have forced the Company to increase its wages (directly and by having to pay overtime at higher rates), thereby negatively affecting its cost advantage it enjoyed compared to non-China manufacturers. Partially as a result of these labor issues in Long Hua, Shenzhen, the Company has been searching for one or more alternative locations for its manufacturing facilities in areas that have lower labor costs. In 2005, the Company established a new, smaller facility in He Yuan, a nearby county, and in 2006, the Company commenced operations in Wuxi, in the greater metropolitan Shanghai area. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are severe labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. In addition, the availability of labor is also restricted during the harvest periods of the year. There is also a large turnover of employees in China each year, particularly following the Chinese New Year holiday. The Company has experienced labor shortages in the past as a result of road and weather conditions and natural disasters. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations.

China’s strict, communist era labor laws are difficult to comply with and costly to implement. While governmental agencies, as a result of the economic development of China, have previously only required compliance with some of the labor laws, these agencies have recently increased compliance with the original labor laws. Employers found to be violating these labor rules are often severely penalized, partly in order to intimidate other companies into compliance. The strict enforcement of the labor laws, combined with the shortages in the available labor pool, have increased the Company’s costs of finding, hiring, paying, and otherwise providing for employees.

Risks Related to Operations

Significant Financial and Operational Risks Related To Opening Additional Facilities in China. During the fiscal year ended March 31, 2007, the Company completed the acquisition of one new operation and an additional facility. As a result, the Company currently has operations in four separate locations. The cost of acquiring, establishing, refurbishing, upgrading and integrating these new facilities has been substantial and has negatively affected the Company’s earnings and financial condition for the fiscal year ended March 31, 2007. For example, in 2006 the Company acquired Golden Bright Plastic Manufacturing Company Limited, a company engaged in the business of the manufacture and supply of plastic parts and products. The significant expenses that the Company has incurred to date as a result of the Golden Bright acquisition (including due diligence expenses, integration costs, the cost of upgrading certain machinery and equipment at Golden Bright’s facilities, and the significant costs incurred to upgrade and integrate the financial and accounting systems of Golden Bright with those of the Company) have to date reduced the Company’s overall cash flow and earnings. The acquisition and establishment of the other operations during 2006 (such as the tool making equipment the Company purchased from Kyoei Bright) have likewise negatively affected the Company’s earnings and cash position for the fiscal year ended March 21, 2007. While the Company believes that the acquisition of Golden Bright and the Kyoei Bright equipment have significantly enhanced the economic value and operating capabilities of the Company’s plastics operations and that these acquisitions will significantly contribute to the future growth of the Company and the expansion of the Company’s growing plastics manufacturing operations, the Company, to date these acquisitions have negatively affected the Company’s net income and financial condition. While the Company believes that these new acquisitions are on a path to profitability, no assurance can be given that these new acquisitions will, in fact, become profitable or will otherwise improve the Company’s overall operations, business or future profitability.

The Company Must Continuously Adapt Its Operations To Suit Its Customers Needs, Or Else It Will Lose Customers. The Company’s customers are continuously changing the mix of their products. Accordingly, the Company must continuously adapt its manufacturing abilities to suit the needs of its customers. The failure to anticipate, detect or react to its customers changes can have severe adverse affects on the Company’s operations. No assurance can be given that the Company will be able to detect and correctly react to future changes in the needs of its principal customers, or that its investments in equipment and machinery in anticipation of such changes will result in the anticipated return. Should the Company incorrectly react to changes in the needs of its current or future customers, its business, operations and financial condition could be adversely affected.

The Company is Increasingly Financially Dependent Upon a Few Major Customer. Historically, a substantial percentage of the Company’s sales has been to small number of customers. The Company’s current business plan calls for reducing the number of smaller clients and shifting the Company’s sales and operations to a fewer, large customers. During the years ended March 31, 2005, 2006 and 2007, the Company’s sales to its three largest customers for such periods accounted for approximately 43.9%, 51.3%, 46.9% of net sales respectively. See “Business—Major Customers.” The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, most of the Company’s revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time. In addition, with fewer, larger customers, the Company’s operations have become more dependent upon fewer customers and would be more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2005, 2006 and 2007, accounts receivable from the five customers with the largest receivable balances at year-end represented 67.4%, 76.6% and 44.9% of the total outstanding receivables, and the largest customer’s accounts receivable represented 15.1% of the Company’s total receivables as of March 31, 2007.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has at times during the past few years had to reduce its price and its operating margins. In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases. This has led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has at times refused certain purchase orders of manufacturing contracts because of pricing pressures, which has negatively affected the Company’s net sales and lowered its market share. As a result of these factors, the Company will have to continue to operate at narrow profit margins, which could jeopardize the Company’s financial position.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong’s shipping port and business/banking facilities. However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations was cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. No assurance can be given that the Company will continue to be able to compete effectively in its principal businesses.

Continuing Dependence on the Long Hua, Shenzhen, Factory Complex. Until July 2005, all of the Company’s operations in China were based at a single facility in Long Hua, Shenzhen. In July 2005 the Company opened a second, smaller manufacturing facility, in He Yuan, China. In 2006, the Company also commenced operations at a small manufacturing facility in Wuxi, China, and purchased a plastic products manufacturer in Pinghu, approximately 15 kilometers from the Company’s main facility in Long Hua. As a result, at March 31, 2007, the Company was operating at four locations. However, despite these new sites, over 75% of the Company’s estimated operations for the current fiscal year ending March 31, 2008 are expected to be generated from the Long Hua, Shenzhen facility. Accordingly, the Company is still dependent upon its principal Shenzhen facility and will remain so despite the new facilities. The Company currently maintains fire, casualty and theft insurance aggregating approximately $27,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects. Although the Company has diversified its operations with the new He Yuan and Wuxi facilities, the Company will continue to be principally dependent upon the Long Hua in the near future.

The Company’s Operations May be Significantly Disrupted and Negatively Affected if The Company Relocates its Manufacturing Facilities. The Company’s facilities leases in Long Hua, Shenzhen, expire in February 2009, and it is uncertain whether the Company will be able to obtain a new lease from its landlord. In addition, as a result of the increasing labor and utilities expenses related to operating in Long Hua, Shenzhen, the Company regularly evaluates the desirability of relocating its facilities to a new facility, either elsewhere in, or outside of Long Hua, Shenzhen. If the Company does relocate its facilities in 2009 (voluntarily or otherwise), its entire operations, including its business, its manufacturing operations, and its relationships with clients and local government offices and landlords, will be adversely affected while the Company disassembles, moves and reinstalls its equipment and manufacturing capabilities. Any such disruption could affect the Company’s relationship with its vendors and customers. In addition, the Company will incur significant expenses in relocating its entire facilities. All of the foregoing factors related to any relocation are expected to negatively impact the Company’s revenues and financial position during the fiscal year(s) in which the relocation occurs.

Fluctuation in Foreign Currency Exchange Rates. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. In prior years, the Company’s exposure to currency fluctuations was limited because most of its sales were denominated in either U.S. or Hong Kong dollars. However, as a result of its increasing sales to European customers, many of which are paid in euros, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. The Company’s financial results have, from time to time, been affected by currency fluctuations. For example, during the fiscal year ended March 31, 2006, the Company recognized a net foreign currency exchange loss for $614,000, while the Company had a currency exchange gain of $245,000 for the fiscal year ended March 31, 2007. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience gains or losses due to changes in foreign currency exchange rates. However, even if the Company were to engage in currency hedging transactions, no assurance can be given that the Company will not suffer future losses as a result of either currency fluctuations or as a result of such hedging transactions.

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

The New ROHS Regulations May Affect Our Operations And Expose Us To Liability. The European Union and Japan have adopted, and other major markets (such as California, U.S.A.) are considering adopting, the Restriction on Hazardous Substances (“RoHS”) rules and regulations that prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury). RoHS directives took effect in July 2006. Certain of the toxic materials on the RoHS banned list have previously been used, and may currently still be used in the manufacture of products that we purchase or that we supply to our customers. The Company’s European and Japanese customers have required that the Company comply with the new RoHS rules and regulations and that the Company give its customers assurance that the products and parts delivered by the Company are RoHS compliant. In the event that we cannot produce products that are RoHS compliant, we will lose sales of those products. In addition, there is a risk that shipments of our products may be seized and, if found to be non-compliant, that the we may be fined. Although the Company is attempting to comply with all of the new rules, and it is requiring that its parts suppliers comply with the new rules, no assurance can be given that the Company will be fully compliant or that its suppliers will correctly certify that the materials that they supply to the Company are compliant. Manufacturing products in compliance with RoHS will require the Company to incur additional manufacturing and administrative costs. However, failure to comply with the RoHS rules could result in the loss of sales, the loss of customers, and financial penalties. Since these rules have not yet been fully implemented, the costs and additional burdens on our business and operations of the RoHS rules and regulations are uncertain, but could be substantial.

Future acquisitions or strategic investments may not be successful and may harm the Company’s operating results. As part of its strategy, the Company intends to acquire or establish smaller facilities in China, and possibly elsewhere. For example, during the past two years, the Company has established three new manufacturing facilities in China in He Yuan, Wuxi and Pinghu. Future acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

•
The assumption of unknown liabilities. Although the Company normally conducts extensive legal and accounting due diligence in connection with its acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material. For example, the Company could become subject to penalties due to the prior non-compliant practices of an acquired business under law, rules and regulations that most companies operating under agreements with the BFDC did not follow with the tacit approval of the local authorities.

•
The Company may become subject to significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

•	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets.

•	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with its operations.

•	Future acquisitions could divert the Company’s capital and management’s attention to other business concerns.

•	The Company many not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

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

A substantial portion of the Company’s net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar. Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.78 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to re-value the Hong Kong dollar. All dollar amounts (“$”) set forth in this Annual Report are in U.S. dollars. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government. While the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs its major expenses in Hong Kong dollars and in China’s renminbi and generates its revenue’s primarily in U.S. dollars and euros. As a result, the Company would be negatively affected if the value of the Hong Kong dollar and renminbi were to appreciate. An appreciation of the renminbi (as occurred in 2005 and in 2007) or Hong Kong dollar against the U.S. dollar or euro would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company’s business and results of operations.

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

Exemptions Under The Exchange Act As A Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As such, and though its Common Shares are registered under Section 12(b) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. In addition, certain provisions of the Sarbanes-Oxley Act of 2002 either do not apply to the Company or the implementation of the provisions has been deferred. Because of the exemptions under the Exchange Act and Sarbanes-Oxley Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Failure to establish and maintain effective internal controls over financial reporting could have a material and adverse effect on the accuracy in reporting our financial results or preventing fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report.  In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our company’s internal control over financial reporting.  These requirements will first apply to the Company’s annual report on Form 20-F for the current fiscal year ending March 31, 2008. As a result of certain existing weaknesses in the Company’s internal controls over its financial reporting system (which have been exacerbated by the recent acquisitions of the Golden Bright and Wuxi facilities), management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. Moreover, even if management concludes that the Company’s internal control over financial reporting is effective, the Company’s independent registered public accounting firm may still decline to attest to management’s assessment or may issue a report that is qualified if such firm is not satisfied with the Company’s internal controls over financial reporting or the level at which those controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from the Company. In addition, during the course of such evaluation, documentation and testing, the Company may identify deficiencies which the Company may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares.

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition. To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies. Except for the provisions of Section 404 of the Sarbanes-Oxley Act, all of the provisions of that act that will apply to the Company must now be implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects. Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will significantly increase the Company’s legal, financial and accounting costs, and the Company expects these increased costs to continue in the current fiscal year ending March 31, 2008.

Item 4. Information on the Company

History and Development of the Company.

Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal executive offices are located in Hong Kong at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong. Highway Holdings Limited currently operates through seven active controlled subsidiaries.

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

After establishing its metal manufacturing operations, the Company in 1991 began a camera manufacturing business by acquiring the Hi-Lite Camera Company, a Hong Kong camera company. The Company’s camera operations consisted primarily of manufacturing 35mm cameras and recycling single-use cameras. The Company mainly manufactured cameras for distribution in Europe, the United States and Hong Kong. As a result of the advent and massive proliferation during the past few years of digital cameras and mobile telephones with photographic capabilities, demand for the Company’s film-based cameras dramatically decreased. Accordingly, in the fiscal year ended March 31, 2006, the Company terminated virtually all of its single-use camera operations and sold most of its existing inventory of camera products. The Company currently still manufactures some camera related products (such as underwater camera specialty products) for its OEM customers, but revenues from such products no longer contribute significantly to the Company’s overall operations.

In 1997, the Company purchased substantially all the assets of Kienzle Uhrenfabrik GmbH (“Kienzle Uhren”), a clock and watch manufacturer that traces its origin back to 1822 in Germany, that was at the time in receivership. The purchase included the trademark to the “Kienzle” name and the equipment, machinery, tools, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the assets of Kienzle Uhren were dismantled, packed and shipped from Germany to the Company’s facilities in Hong Kong and China. Thereafter, the Company commenced manufacturing clocks for third parties for sale under various brand names (such as Braun, Swatch, and Casio), as well as clocks for the Company’s own account (which clocks were sold under the Company’s own “Kienzle” brand name). During the fiscal years ended March 31, 2003 and 2004, the Company has also licensed the “Kienzle” mark for use with various other products in Europe, which products were manufactured by others. The Company also manufactured and sold watches, both under its “Kienzle” brand name and for sale under other labels. However, as with the camera operations, the market for clocks and watches has, during the past few years, decreased and become extremely price competitive. As a result, in fiscal year ended March 31, 2006, the Company sold all of its rights to the “Kienzle” trademark for an aggregate purchase price of $2,160,000 and terminated most of its clock and watch operations. The Company now only manufactures clocks and watches on a limited basis as an OEM manufacturer for third party clock/watch companies.

Revised Business Strategy—Increase In Manufacturing Capabilities and Facilities

During the past several years, the Company operated as (i) an OEM manufacturer of various metal, plastic and electronic parts, components, subassemblies and completed products, (ii) a manufacturer of clocks and watches for sale both under the Company’s own “Kienzle” brandname and for third parties, and (iii) a manufacturer of film-based cameras and camera products. During the fiscal year ended March 31, 2006, the Company completed a major restructuring and reorganization of its operations, which reorganization resulted in the termination of virtually all of the Company’s camera and clock/watch manufacturing operations as well as selling off the “Kienzle” trademark and related manufacturing and trading operations. In connection the restructuring, the Company wound down its marketing office in Germany (it now only maintains a small part of that office for client relations purposes in dealing with the Company’s European clients).

The principal goal and outcome of the reorganization was to terminate the Company’s unprofitable camera and clock/watch manufacturing and marketing operations, and to shift the Company’s resources and focus primarily to the its profitable OEM manufacturing and ODM design operations. Accordingly, since its organization, the Company’s principal business has been as an integrated OEM manufacturer of metal, plastic and electric parts, components, subassemblies and competed products. Its manufacturing capabilities have improved and evolved over the past few years, and it is now able to manufacture complete subassemblies and products for its customers. Unlike most of its smaller competitors in Shenzhen that can either (i) only manufacture metal parts or (ii) only manufacture plastic and electric parts, the Company has the ability to manufacture and assemble high quality components, subassemblies and products that require all of the foregoing metal, plastic and electric manufacturing capabilities. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and diversifying is manufacturing locations to take advantage of cost and logistical advantages. During the past two years, the Company has taken the following steps to achieve these goals:

1. Additional Facilities. During the past two years, the Company has established three new manufacturing facilities in China in He Yuan, Wuxi and Pinghu.

He Yuan. In July 2005, the Company established a new, smaller facility in He Yuan, China, which commenced operations in November 2005 and currently employs about 70 employees in its light fixture manufacturing operations. The He Yuan facility was established in order to evaluate the costs, benefits and difficulties of operating a large facility at He Yuan. Depending on the outcome of the Company’s evaluation of the He Yuan operations, the Company may increase its operations at that site and may move some of its Shenzhen operations to He Yuan. The Company is currently leasing its 3,500 square meter facilities in He Yuan. He Yuan is located about 180 kilometers from the Company’s current site in Long Hua, Shenzhen. The Company is currently considering a possible purchase the land-use rights of a 50,000 square meter lot in He Yuan on which a manufacturing facility could be established, and has made a refundable deposit of 20% of the purchase price for the potential purchase of this lot.

Wuxi. In December 2005, the Company also incorporated Kayser (Wuxi) Metal Precision Manufacturing Limited, a new subsidiary in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. Unlike the facilities in Shenzhen and He Yuan the Wuxi subsidiary is able to sell its products in China to Chinese purchasers for use in China. The Wuxi subsidiary was established for the purpose of accessing the growing business opportunities in the Shanghai region and to serve the large number of European and Japanese OEMs in the region. The Wuxi subsidiary was established by the Company purchasing the assets and business of an existing manufacturing operations. In February 2007, the Company relocated the Wuxi facilities to its current location. Kayser (Wuxi) Metal Precision Manufacturing Limited is currently 100% owned by the Company, although the former owners and the new general manager of that facility collectively have a 30% beneficial interest in the Wuxi company. The Wuxi facility currently employs approximately 65 employees.

Pinghu. In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a company primarily engaged in the business of the manufacture and supply of plastic parts and products. Golden Bright Plastic Manufacturing specializes in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly. Golden Bright produces components, subassemblies and finished products for its OEM customers. Golden Bright is located in Pinghu, approximately 15 kilometers from the Company’s principal facilities in Long Hua, Shenzhen. The Golden Bright facility currently employs approximately 390 employees at a 9,400 square meter facility. The Company purchased the shares of Golden Bright for an initial cash payment of $514,000 (HK $4,000,000) and subsequent additional payments of up to approximately $1.0 million, subject to certain performance measures, payable over a three-year period. The purchase price payments are as follows: (i) $514,000 (HK $4,000,000) was paid at the closing in September 2006; (ii) Subject to the satisfaction of certain conditions, the Company is obligated to make three equal additional payments of $171,333 totaling $514,000 (HK $4,000,000) in September 2007, September 2008 and September 2009; and (iii) A final contingent purchase price payment of $514,000 (HK $4,000,000) is due in Sept 2009 if certain additional contingencies are met. As security for the obligation of the Company to make the foregoing final contingent $514,000 (HK $4,000,000) purchase price payment, the Company issued 128,534 of its common shares to the sellers, which shares are held in escrow by an escrow agent. The parties to the purchase of the Golden Bright shares agreed that the foregoing escrowed shares have a value of U.S. $514,138, or HK $4,000,000 at the currency conversion rate in effect on the closing date. The escrowed shares are restricted and may not be sold or transferred in any manner until the end of the 36th calendar month following the closing date. At the end of the 36th calendar month following the closing date, providing that all of the contingencies have been fully satisfied, the Company shall repurchase all of the 128,534 common shares for a cash purchase price of HK $4,000,000, and the escrow agent shall return the escrowed shares to the Company for cancellation. If any of the conditions have not been satisfied, the escrow agent shall return all of the 128,534 escrowed shares to the Company, which shares shall thereupon be cancelled. However, if all of the conditions have been satisfied and the Company fails, for any reason to repurchase the shares for HK $4,000,000, the restrictive legend may be removed from the shares, and the escrow agent shall then deliver the shares to the sellers, who shall thereafter have the right to sell all such shares and retain the relevant proceeds of sale thereof. If the proceeds of the sale of such shares are less than $514,000 (HK $4,000,000), the Company is responsible for any deficiency.

2. Upgrading Equipment. In order to attract major European and Japanese OEM customers, the Company has been upgrading the design and manufacturing equipment at its facilities. During the fiscal year ended March 31, 2007, the Company made significant investments in new tool making equipment, including the purchase of seven state-of-art machines for use at the plastics manufacturing facilities at Golden Bright. The new Golden Bright equipment includes five CNC tooling machines, one CNC measurement machine, and one electronic injection molding machine. The asset purchase was completed for $300,000 and the issuance of 30,000 common shares of its stock. Concurrently, the Company entered into a cooperation agreement with Kyoei Engineering Co. Ltd., a Japanese company, for the use and operation of this equipment. Pursuant to the cooperation agreement, the Company has agreed to permit Kyoei Engineering to utilize the measurement equipment for up to 50 percent of the available operating time, calculated weekly, during normal business hours, for its own purposes and benefit, provided that Kyoei Engineering supplies a full-time Japanese engineer to operate the machinery for both the Company and Kyoei Engineering.

In addition, during the fiscal year ended March 31, 2007, the Company also purchased new equipment to upgrade and expand its Long Hua operations. The total investment during the past fiscal year in new equipment and machinery was approximately $2,137,000, and the Company currently anticipates investing an additional $1,000,000 in new equipment and machinery this fiscal year ending March 31, 2008.

As its manufacturing capabilities and the quality of its products have improved, the Company has received additional product orders from its larger customers and has attracted new clients, including new customers from the U.S. The Company has also been improving its operating capabilities, has been improving and upgrading its manufacturing facilities, and has taken steps to improve its image as a manufacturer to such clients. The Company has received and actively maintains its ISO 9001 quality management system certification and its ISO 14001 environmental management systems certification.

3. Increased Capabilities. As part of offering its major European and Japanese customers additional facilities and modern, upgraded manufacturing equipment, the Company has also been enhancing its manufacturing capabilities. In order to become a one-stop manufacturing facility for the design, development and manufacture of components, subassemblies and complete products that require metal, plastic and electronics capabilities, the Company has been improving its plastics manufacturing and assembly capabilities. As indicated above, the Company has purchased Golden Bright to expand its plastics operations, and has complemented those operations with the state of the art equipment it purchased for that facility. In addition, by utilizing the expertise that it developed from prior its electronic clock making and camera operations, the Company has organically been growing and improving its electronic manufacturing abilities.

As a result of the foregoing strategic changes, the Company’s OEM manufacturing business and operations have expanded significantly beyond merely manufacturing and assembling metal parts used in subsystems or other products. Under its revised business strategy, the Company now manufactures a wider variety of parts and components for its European OEM customers, including, for example, electric motors, dishwasher and washing machines water control assemblies, turbines for vacuum cleaners, wireless chimes, coils for induction generators, complete lighting fixtures, ventilation units, as well as various functional units such as hinges, stands and spring pack assemblies for laptop computers and flat panel monitors.

Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers. All of the Company’s manufacturing activities are currently conducted in China. The Company’s principal, and oldest factory complex is located in Long Hua, in Shenzhen, China, at which the Company currently employs approximately 1,200 employees in all areas of its operations. In July 2005, the Company established a new, smaller facility in He Yuan, China, which commenced operations in November 2005 and currently employs about 70 employees in its light fixture manufacturing operations. In 2006, the Company commenced operations at its new Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. The Wuxi facility currently employs 65 persons. In September 2006, the Company acquired Golden Bright Plastic Manufacturing Company Limited, a company primarily engaged in the business of the manufacture and supply of plastic parts and products. The Golden Bright facility employs approximately 400 persons. Accordingly, as of March 31, 2007, the Company operated at four facilities in China.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which products are used by the Company’s customers in the manufacturing of such products as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, clocks, automobiles, vacuum cleaners, light fixtures and car audio and other audio equipment. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal manufacturing process and provides a broad array of other manufacturing and engineering services. The metal manufacturing services include metal stamping, spray painting, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German and Chinese nationals; (ii) its low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM clients and retain its existing clients. For example, the Company is now capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller metal stamping operations with which it used to compete in Shenzhen, the Company has adopted a plan to shift its focus from smaller, simple metal stamping projects for which the Company competes solely on price, to the manufacture of more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company’s new focus is on manufacturing more customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated and multi-disciplinary capabilities, the Company believes that it will be able to increase its revenues while maintaining reasonable gross margins. The Company believes that its restructured strategy will lead to additional business opportunities to provide manufacturing services to certain of its existing clients.

During the fiscal year ended March 31, 2007, the Company also continued to manufacture certain clocks and clock components on an OEM basis for internationally known clock companies. The Company also manufactures underwater digital camera casings and waterproof video/flash lights for various OEM customers. Neither the clock/watch sales, nor the camera product sales represent material on-going operations of the Company.

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. As a result of the restructuring and reorganization of the Company during the two fiscal years ended March 31, 2007, approximately 94% of its revenues were derived from the metal, plastics and electric OEM manufacturing operations of the Company.

The Company first commenced its metal stamping operations in China in 1991. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 50 kilometers from Hong Kong. During the past few years, however, many other manufacturers have located their facilities in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company now faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its OEM customers.

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. Recently, however, the Company has focused on manufacturing products for European (primarily German) companies. The Company also is actively attempting to expand its OEM business to U.S. based companies, and has to date received OEM orders from some U.S. based customers.

The Company’s Strategy

Management believes that the Company’s future growth and profitability depend on its ability to compete as a third party manufacturer.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal part manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electronic and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing. Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths. As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer. Management believes that the Company’s close relationships with its customers can increase the number of parts and services the Company provides to its customers. In addition, as more German and other European companies seek to establish a manufacturing base in China, the Company will provide manufacturing solutions for these European companies.

Expansion by acquisition, merger and other means: The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. During the past two years, the Company has established a new manufacturing facility in He Yuan and has purchased two existing manufacturing operations in Wuxi and in Pinghu, China. The Company continues to consider and evaluate other possible acquisitions, both in China and elsewhere to gain technology know how, additional management and technicians and an increased customer base.

In addition to expanding its manufacturing capabilities in China through acquisition, merger, etc., the Company may also acquire and/or establish additional manufacturing facilities in other countries. However, no such other locations have been selected, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

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

The Company conducts most of its manufacturing operations in accordance with typical Japanese and German manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. The Company’s metal factory complex has received and maintained its ISO 9001 quality management system certification and an ISO 14001 environmental management systems certification. The Company’s quality system helps to minimize defects and customer returns and create a higher confidence level among customers. Management believes that these factors increase demand for the Company’s services and products.

Manufacturing

The Company’s manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts made by metal stamping and plastic injection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customer will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products. The Company uses various computer controlled manufacturing equipment to produce a long lasting, high quality tools designed to produce a high quality product in efficient manner. As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

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

The Company also makes highly sophisticated plastic injection molds based on its customers’ orders and requirements in a manner similar to the Company’s metal tool manufacturing process.

Metal Stamping; Plastic Injection Molding: Following the completion of the tooling, the materials required for the specific product is selected and purchased. See “Raw Material, Components Parts and Suppliers.” Often the customer specifies the materials to be used as well as the supplier. The completed tooling is fitted to the press which is selected for its size and pressing force.

Using separate shifts, part stamping and plastic molding can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese New Year holidays. Due to the strict quality requirements of customers, each machine is subject to stringent in-process quality controls; the Company’s quality control personnel inspect the products produced each hour and update in-process logs at each pressing machine in which they record the quantity produced, defect rate and product dimensions and specifications. When defects are found during production, the Company’s maintenance personnel inspect the tooling and the machine to determine which is responsible. If the tooling is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by a team of technicians from the Company’s tooling maintenance department. If the machine is the source of the defect, the machine is serviced immediately by the Company’s technicians and engineers. In a continuous effort to assure quality, all stages of the production process are closely monitored so that all equipment and tools can be well maintained.

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

During the past few years, the price of metal and plastics raw materials has increased significantly, and there have been shortages for some materials. The Company estimates that the cost or some metal and plastic products increased during the past few years by between 20% and 50% on some materials. The increase in raw materials prices has also increased the price of packaging. The increases in these prices has reduced the Company’s gross margins on some of its OEM manufacturing products. The Company has also required some of its customers who have low gross margin products to accept a price increase due to the material price increases, which has resulted in some reduction of new purchase orders.

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

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck. Generally, the Company sells its products “free-on-forwarder” (“F.O.F.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong. To date the Company has not been materially affected by any transportation problems as it uses subcontract trucking services which have been readily available in the past. Similarly, recent improvements in the roads and highways in China have facilitated intra-China transportation. The Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and have been working continually to improve the flow of cross-border goods. In addition, the Company’s customers have recently elected to use the Shenzhen sea port rather than the port of Hong Kong. In considering establishing new manufacturing facilities for the Company, the Company may move away from Shenzhen and Hong Kong. However, any new facility that the Company considers must have good transportation connections to Hong Kong and other key delivery sites, although transportation costs may increase due to the additional distance to the delivery sites.

The Company’s new Golden Bright facilities in Pinghu are located near Hong Kong, and its new facility in He Yuan has easy access by highway or rail to Hong Kong and the other major markets and sea ports. Similarly, the new Wuxi subsidiary has good access to the Shanghai ports by highway and railroads. However, unlike its other facilities, it is expected that most of Wuxi’s products will be provided to local customers and not to sold to foreign markets.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the shipping destinations specified by the Company’s customers (except for sales to China). For example, if the products are delivered to the customer in China, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, United States dollars and European euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31
	2005	2006	2007
GEOGRAPHIC AREAS:
Hong Kong & China	62.4%	54.1%	53.3%
Europe	30.8%	39.9%	41.7%
Other Asian countries	1.4%	2.0%	0.6%
United States	4.0%	3.8%	4.0%
Others	1.4%	0.2%	0.4%

The Company’s customers for its parts, components, and subassemblies generally are themselves manufacturers. The Company’s products are sold primarily to Japanese and German owned companies that are finished goods manufacturers or contract manufacturers in China.

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

Major Customers

For the fiscal year ended March 31, 2007, three customers each accounted for more than 10% of the Company’s net revenues (or 46.9% collectively of the Company’s net sales). No other customers individually accounted for more than 10% of the Company’s gross revenues during this recent past fiscal year. During the past few years, the Company has relied to a large extent on a few larger customers and on many smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s order decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace any of its major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements. However, customers often provide the Company with non-binding forecasts of their anticipated needs for the next year. Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company’s business. Sales of manufactured products to established existing clients are primarily on credit terms of up to 45 to 90 days with payment in Hong Kong dollars, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-40 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-45 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

Industrial Property Rights

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business. The Company does, however, currently own some patents on its clock and camera technologies. Since the Company does not currently generate significant revenues from products covered by these patents, the patents currently are not relevant to the Company’s principal operations, and their carrying value has been written off on the Company’s consolidated financial statements.

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

Other Activities

Because the Company has been established in Shenzhen for over a decade, its also has some other minor activities in that area unrelated to its manufacturing operations. These other activities usually are conducted to test the market for potential expansion of the Company’s operations into other businesses that that could benefit from the Company’s capabilities. For example, the Company owns two apartments in Shenzhen that it acquired for investment purposes, and the Company operates a minor food facility in Shenzhen. However, none of these other activities is material to the Company’s operations or financial condition.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2007, Highway Holdings Limited owned twelve subsidiaries, all of which were wholly-owned by Highway Holdings Limited. However, the Company currently conducts its business primarily through seven of these subsidiaries, all of which are incorporated in Hong Kong. The Company also still owns a subsidiary that is incorporated in Germany, but this subsidiary is currently being wound down and currently operates only as a small liaison office for the Company’s European customers. For details regarding the names of these subsidiaries, the principal activities of subsidiaries, the country of their incorporation, and the dates of their organization, see Note 1 to the Consolidated Financial Statements appearing in Item 18 of this Annual Report.

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

China

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal manufacturing, OEM product assembly, camera and clock manufacturing, spray painting, screen printing, plastic injection, tooling workshop and warehouse operations. There are also offices for management and administration on the premises. The term of the leases expires on February 28, 2009. The Company estimates that, depending on the Company’s operations, the utilization rate of these facilities during the fiscal year ended March 31, 2007 fluctuated between an estimated 50% and 80% of its maximum capacity. Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company’s space needs in the near future.

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

The Company has also entered into two three-year leases (from July 1, 2005 through June 1, 2008) for (i) an approximately 2,500 square meter manufacturing facility and (ii) an approximately 1,000 square meters of dormitory living quarters in He Yuan City, China. The Company has the right to terminate the leases before the end of the three year terms under certain conditions, including if it purchases and builds its own buildings in the He Yuan district. The new facilities in He Yuan are approximately 180 kilometers from the Company’s current principal facilities in Long Hua, Shenzhen, approximately 130 kilometers from the nearest ocean port, and are located near a major railroad station and highway. Under the lease, the Company pays $3,300 per month as rent. The facilities are currently used solely for manufacturing light fixtures.

As part of its acquisition of Golden Bright Plastic Manufacturing Company Limited in Pinghu, the Company assumed that company’s obligations under an agreement for the Shenzhen Longgang Pinghu Lisu Manufacturing Factory. The Golden Bright facility consists of an approximately 94,000 square feet manufacturing facility and dormitory living quarters that are leased under a lease that expires in June, 2012.

The Company’s Wuxi subsidiary has leased a 46,000 square feet facility in February 2007. The facilities are leased for $4,100 per month under a lease that expires in February 2016.

Germany

When the Company reorganized its operations in Germany in 2005, it closed the larger offices and in February 2006 opened a smaller 1,370 square foot marketing in Villingen-Schwenningen, Germany. The lease for this office expires in February 2009. The Company currently has no intention of continuing its operations in Germany after the lease expires.

Item 5. Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past three years were derived primarily from (i) the manufacture and sale of metal, plastic and electronic components, assemblies and products for its multi-national clients, and (ii) to a lesser extent, the manufacture and sale of clocks, watches, watch components, and cameras. The manufacture and sale of clocks, watches and cameras for the Company’s own accounts was terminated by March 31, 2006.

During the past two years, the Company has established one new manufacturing facility and acquired two other businesses. The cost and effort of acquiring, establishing, refurbishing, and integrating these three new operations into the Company’s overall business have significantly and adversely affected the Company’s operations and its earnings during those periods. Among others effects, the recent acquisitions burdened the Company’s technical, administrative and managerial staffs and have negatively impacted some of the internal operational targets and Company goals. Although the Company manufactures metal, plastic and electronic parts and products for its customers, it treats all of these interrelated OEM manufacturing operations as one business segment.

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

Under the BFDC Agreements that apply to the Company’s principal operations in Shenzhen, the Company does not pay taxes in China because it is not considered to be doing business in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements (which taxes are indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China are one of the most common types of arrangements in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws. The facilities that the Company opened in fiscal 2006 in He Yuan and the Golden Bright subsidiary that it acquired in Pinghu in fiscal 2007 both operate on a similar basis as in Shenzhen, and the Company therefore does not directly pay taxes on its He Yuan or Pinghu operations in China. However, since the Company has now opened a wholly-owned subsidiary in Wuxi that is a registered company in China and that is authorized to manufacture and sell products for China domestic market, the Company will have to pay Chinese domestic taxes with respect to its Wuxi operations.

Net sales to customers by geographic area are generally determined by where the customer is incorporated. For example, if a customer is incorporated in the USA, the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues have been derived primarily from the manufacture and sale of (i) OEM manufacture of metal, plastic and electronic parts, (ii) clocks, clock movements and watches, (iii) cameras and camera accessories, and (iv) OEM manufacture of electric components and products. Revenues during the fiscal year ending March 31, 2006 also include revenues generated by the Company from the sale of “Kienzle” branded watches and other products that it did not manufacture. As described elsewhere in this Annual Report, in its recent reorganization and restructuring, the Company sold the rights to the “Kienzle” trademark and substantially terminated all clock/watch and camera manufacturing operations, other than a small amount of OEM manufacturing of these products.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2005	2006	2007

Net Sales	100%	100%	100%
Cost of sales	81.5	83.6	80.2
Gross profit	18.5	16.4	19.8
Operating income/(loss) (1)	(1.0)	2.3	1.2
Non-operating income /(loss) (2)	0.7	(1.8)	0.8
Income/(loss) before income taxes before minority interest	(0.3)	0.5	2.0
Income taxes	(0.3)	(0.3)	(0.2)
Income/(loss) before minority interest	(0.6)	0.2	1.8
Net income/(loss)	(0.6)%	0.2%	1.8

Note:

(1)	Operating income/(loss) for the year ended March 31,2006 includes (i) impairment loss of long-lived assets, and (ii) gain on sale of “Kienzle” industrial property rights.

(2)	Non operating income /(loss) includes (i) exchange gain (loss) net, and (ii) interest income / (loss) net.

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net sales for the fiscal year ended March 31, 2007 (“fiscal 2007”) increased by $5,626,000, or 21.8%, from the year ended March 31, 2006 (“fiscal 2006”). The increase in net sales was due to (i) an increase in sales from the Company’s existing OEM clients, (ii) and the addition of an entire year’s revenues from the new He Yuan facility (that facility opened in November 2005 and therefore only contributed to net sales in fiscal 2006 for less than five months), and (iii) the addition of revenues from the Golden Bright facilities that the Company acquired in September 2006 and the Wuxi subsidiary that started operations in February, 2006. These increases offset the loss of revenues that the Company experiences due to the termination of its camera, watch and clocks operations in fiscal 2006.

The Company’s gross profits as a percentage of its net sales increased from 16.4% fiscal 2006 to 19.8% in fiscal 2007. The Company’s gross profits increased to $6,236,000 in fiscal 2007 from $4,243,000 in fiscal 2006 due to the increase in new sales and the increase in the Company’s gross margins. Traditionally, the Company’s OEM net sales have a higher gross margin than the gross margins it derives from its clocks and camera sales. During fiscal 2007 substantially all of its net sales were the result of the higher margin OEM sales, whereas the Company still had a significant amount of net sales in fiscal 2006 from its lower margin clock and camera operations. In addition, during fiscal 2006, the Company sold a large part of its single-use cameras at prices less than the historical prices in order to liquidate its inventory. The inventory of single-use cameras, as well as all the watch and clock inventory not directly related to the watch and clock OEM business that remained at March 31, 2006, was written off. Although the Company’s future revenues will be primarily generated by its OEM metal, plastics and electronics manufacturing operations, the Company expects its future gross margins from these operations to be somewhat lower than historical rates for OEM sales due to continuing increases in raw material, energy, transportation, labor and other manufacturing costs, and to the Company’s attempt to increase sales of its OEM operations (which may require the Company to reduce some of its margins in order to attract additional business). During fiscal 2007, the value of the Chinese renminbi appreciated compared to the U.S. dollar, which increased some of the Company’s manufacturing costs in China. Future appreciation of the value of the renminbi may further increase the Company’s manufacturing costs and reduce its future gross margins.

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

Selling, general and administrative expenses for fiscal 2007 increased by $685,000, or 13.3%, over fiscal 2006. The principal reason for the increase was the addition of the three additional facilities that the Company added during fiscal 2006 and fiscal 2007. The increase in selling, general and administrative expenses was partially offset by a decrease in general and administrative expenses at the Company’s operations in Germany, which operations that Company is winding down. Selling, general and administrative expenses also increased due to the significant additional costs the Company incurred in establishing and integrating the financial and accounting functions of its new facilities, particularly those of the new Golden Bright subsidiary that it acquired in September 2006. Approximately $85,000 was recorded as an expense for the additional payments for acquiring Golden Bright. In addition, the Company’s operating expenses also increased due to the appreciation during fiscal 2007 of the Chinese renminbi against the U.S. dollar. Selling, general and administrative expenses are expected to increase further in fiscal 2008 due to additional financial controls and procedures that the Company will have to implement for the first time in the current fiscal year ending March 31, 2008 under Section 404 of the Sarbanes-Oxley Act of 2002. Although the amount of selling, general and administrative costs increased in fiscal 2007, as a percentage of net sales those expenses decreased from 20.0% of total net sales in fiscal 2006 to 18.6% in fiscal 2007.

The Company’s operating income was negatively affected during the fiscal 2006 due to a $614,000 currency exchange net loss as a result of adverse currency rate fluctuations. However, in fiscal 2007, the Company realized a currency exchange rate gain of $245,000. The currency exchange loss in fiscal 2006 was the result of the decrease in the value of the euro compared to the U.S. dollar, which decreased the value of payments the Company received in euros from its sales in Europe. As the Company’s sales to European customers increases (sales to European customers who paid in euros represented approximately 20% of the Company’s net sales in fiscal 2007), so does the Company’s risk exposure to currency exchange rate fluctuations. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the fluctuations of currencies (the Company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations to 5%).

During fiscal 2006, the Company realized a gain of $1,781,000 from the sale of its industrial property rights (mostly the sale of the rights to the “Kienzle” trademark). No such gain was realized in fiscal 2007. As a result of this one-time gain in fiscal 2006, the Company experienced operating income of $602,000 in fiscal 2006 compared to operating income of $ 386,000 in fiscal 2007.

The Company’s interest expenses increased in fiscal 2007 by $108,000 over the prior fiscal year, but the increased interest expense was partially offset by a $95,000 increase in interest income. The increase in the amount of interest that the Company earned was due to an increase in the interest rates and the finance lease.

As a result of an increase in sales, higher gross margins and gross profits, and lower selling, general and administrative expenses as a percentage of sales, the Company generated net income $ 594,000 in fiscal 2007 compared to net income of $42,000 in fiscal 2006.

The Company believes that the results of its fiscal 2007 operations reflect the success of the reorganization and restructuring that the Company has been implementing since fiscal 2005. Net sales have increased from $27,678,000 in fiscal 2005 to $31,469,000 in fiscal 2007. In addition, excluding the $1,781,000 one-time gain that the Company recognized in fiscal 2006 as a result of the sale of the “Kienzle” industrial property rights, the Company realized net income in fiscal 2007 for the first time during the past three years.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net sales in fiscal 2006 decreased by $1,835,000, or 6.6%, from the year ended March 31, 2005 (“fiscal 2005”). The decrease in net sales was due to the Company’s restructuring and reorganization in which it substantially reduced its clock and watch operations and its camera operations (other than its niche underwater camera operations). As a result of the Company’s decision to cease most of its camera operations and most of its clock/watch manufacturing operations, net sales of cameras decreased from $5,990,000 in fiscal 2004, to $3,836,000 in fiscal 2005 to $1,487,000 in fiscal 2006. Likewise, the sale of clocks/watches decreased from $4,301,000 in fiscal 2005 to $2,630,000 in fiscal 2006. The decrease in camera operations and in clocks/watches sales was partially offset by a $1,612,000 increase in metal and electronic OEM net sales. The Company’s strategic plan that it implemented in fiscal 2006 was to decrease its unprofitable clock/watch and camera operations and increase its higher margin, profitable OEM manufacturing operations. Metal, mechanical and electric OEM net sales represented $21,726,000, or 84.1% of the Company’s total net sales of $25,843,000.

The Company’s gross profits as a percentage of its net sales decreased from 18.5% in the year ended March 31, 2005 to 16.4% fiscal 2006. As a result of decreased sales in fiscal 2006 and lower gross margins, the Company’s gross profits decreased from $5,130,000 in fiscal 2005 to $4,243,000 in fiscal 2006. A major reason for the decrease in the Company’s gross margin percentage was the liquidation of inventory at reduced prices in connection with the termination of its camera and clock/watch operations. During fiscal 2006, the Company sold a large part of its single-use cameras at prices less than the historical prices in order to liquidate its inventory. The inventory of single-use cameras, as well as all the watch and clock inventory not directly related to the watch and clock OEM business that remained at March 31, 2006, was written off. Cost of sales as a percentage of net sales also was negatively impacted by continuing increases in the cost of certain raw materials and labor costs in Shenzhen. The new, smaller facility that the Company opened in He Yuan during fiscal 2006 was intended to offset the higher costs of operations in Shenzhen, but did not have a material impact in fiscal 2006 due to its limited operations during fiscal 2006 and the inefficiencies normally associated with initiating operations at a new facility.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2005	2006	2007
	(In thousands)
Net cash provided by operating activities	$708	$1,315	$1,655
Net cash (used in) provided by investing activities	(170)	1,984	(1,518)
Net cash provided by (used in) financing activities	(665)	(995)	(1,244)
Net increase (decrease) in cash and cash equivalents	(127)	2,304	(1,107)
Cash and cash equivalents at beginning of period	4,158	3,948	6,384
Effect of exchange rate changes	(83)	132	22
Cash and cash equivalents at end of period	$3,948	$6,384	$5,299

At March 31, 2007, the Company had a working capital of $8,944,000 compared to working capital of $9,960,000 at March 31, 2006. The Company’s working capital decreased in fiscal 2007 due to the cash outlays incurred in (i) acquiring, establishing and integrating its new Wuxi and Pinghu operations and (ii) upgrading the property, plant and equipment of all of its operations and as a result of the $1,288,000 cash dividends that Company paid its shareholders in fiscal 2007. Including the cost of purchasing Golden Bright, in fiscal 2007, the Company expended $2,137,000 on property, plant and equipment, thereby increasing the total amount of its property, plant and equipment at March 31, 2007 (net of depreciation) to $3,980,000.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions. For the fiscal year ended March 31, 2007, the Company generated $ 1,655,000 of cash from its operating activities. The cash generated from operations was offset by an increase in cash used in investment activities due to the purchase of $ 934,000 in equipment and $331,000 for the purchase of Golden Bright.

Because of the Company’s international operations, the Company’s banking facilities provide the Company with credit facilities for letters of credit and import loans. In addition, in order to fund certain of the Company’s capital requirements, the Company also has borrowed funds from its banks to finance some of its machinery and equipment purchases and some of its building costs. The foregoing banking facilities are currently being provided to the Company through credit facilities extended to the Company by the Hong Kong and Shanghai Banking Corporation Limited (HSBC), by DBS Bank (Hong Kong) Limited, and by Overseas-Chinese Banking Corporation Limited (OCBC).

The HSBC credit facility, as of the date of this Annual Report, provides for a maximum credit facility of $2,571,000 (subject to various sub-limits). The HSBC credit facility consists of an import loan facility that bears interest at 1.0% over the banks’ best lending rate as in effect in Hong Kong from time to time, and is secured by a charge on certain time deposits the Company maintains at the bank and cross guarantees and indemnities among certain of the Company’s subsidiaries.

The DBS facility is in favor of the Company’s metal, clock and camera subsidiaries and provides for a maximum letter or credit/trust receipt facility of $1,928,000 and for an aggregate of $3,048,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank’s standard bills rate for U.S. dollar credits. The DBS capital expenditure loans are repayable in monthly installments ranging from 5 months to 48 months. Interest rates under the DBS capital expenditure facility are set at 0.25% below the prime rate quoted by the bank from time to time. The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries.

The OCBC credit facility, as of the date of this Annual Report, provides for a maximum credit facility of $1,221,000 (subject to various sub-limits). The OCBC credit facility consists of an import loan facility that bears interest at 1.0% over the banks’ best lending rate as in effect in Hong Kong from time to time, and is secured by a charge on certain time deposits the Company maintains at the bank and cross guarantees and indemnities among certain of the Company’s subsidiaries.

As of March 31, 2007, the Company had borrowings of a total of $2,418,000 outstanding under its credit facilities and had a total of $3,302,000 of available credit remaining under the three credit facilities. The Company’s long-term debt was $1,133,000 as of March 31, 2007.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities. Assuming that certain conditions are met, the Company will be required to make a payment of approximately $170,000 in September 2007 in connection with the purchase of the Golden Bright subsidiary. The Company also expects to incur additional administrative costs in the current fiscal year as it implements the additional financial internal controls and procedures that it is required to maintain under Section 404 of the Sarbanes Oxley Act of 2002.

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

The following is a summary of the Company’s contractual obligations as of March 31, 2007 is as follows:

	Payment due by Year Ended March 31,
Contractual Obligations	Total	2008	2009	2010	2011	2012 and thereafter
	000’s	000’s	000’s	000’s	000’s	000’s
Facility Leases	2,668	1,071	978	221	199	199
Finance Leases	1,133	478	260	200	195	—
Capital commitment on purchase of property, plant and equipment	426	426
Purchase obligations	2,979	2,979			—	—
Short term borrowing	3,097	3,097			—	—
Interest commitments	141	68	41	24	8	—
Total	10,444	8,119	1,279	445	402	199

Impact of Inflation

The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has resulted in increased levels of price inflation for raw materials, fuel and labor. These increased costs have affected the Company’s cost of operations. While the Company has attempted to pass through most of these costs to its customers, certain of these increased expenses have negatively affected the Company’s gross margins and its overall administrative costs. If inflation continues, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences severe labor shortages, which further impact the operations during this period. The Company does not experience any other significant seasonal fluctuations. The Company does not consider any issues with respect to seasonality to be material.

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and euros.

The Company makes its payments under the BFDC Agreements for its manufacturing facilities and factory workers in both Shenzhen and He Yuan in renminbi (RMB), as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the past two years as the value of the RMB compared to the U.S. dollar has increased by almost 7%. Accordingly, the Company’s costs (in U.S. dollars) has increased.

Furthermore, the Company’s sales to its European customers are increasingly denominated in euros, thereby further increasing the Company’s risks of exchange rate fluctuations. For the fiscal year ended March 31, 2007, 20% of the Company’s net sales were paid in euros. During the fiscal year ended March 31, 2006, the Company experienced a net currency exchange loss of $614,000 due to the decrease in the value of the euro compared to the U.S. dollar. For the fiscal year ended March 31, 2007, however, the Company had a $245,000 currency exchange gain.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the euro in particular, could have a material impact on the Company’s future earnings/losses. In order to mitigate the effects of significant fluctuations in the value of the euro, the Company has, however, entered into agreements with certain of its European customers that limits the exposure to currency fluctuations to 5%.

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

Principles of consolidation - The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated on consolidation.  The results of subsidiaries acquired have been consolidated from the date of acquisition.  The excess of fair value over purchase consideration has been allocated to reduce the amounts otherwise assigned to the eligible acquired assets.

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

Bad and doubtful debts - The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances are determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowances for doubtful accounts were $31,000 and $13,000 in fiscal years ended March 31, 2006 and 2007, respectively. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

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

Foreign currency translation - The company uses the United States dollar as its reporting currency. Assets and liabilities of non-United States dollar function currency financial statements of subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating non-United States dollar functional currency financial statements are reflected as accumulated other comprehensive income (loss). Foreign currency transactions are translated into the functional currency at exchange rates prevailing on the transaction date. Foreign currency denominated monetary assets and liabilities are translated into the functional currency using exchange rates prevailing on the balance sheet date. Gains or losses from currency transactions are included in net income (loss).

Impairment of assets - The Company’s long-lived assets principally include property, plant and equipment and intangible assets. The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The Company’s assessments of impairment of long-lived assets and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets could change and, therefore, impact the assessments of impairment in the future. Due to the poor financial performance of the manufacturing of cameras, clocks and watches, the Company reassessed its property, plant and equipment and industrial property rights for impairment, and an impairment loss of $347,000 and $67,000, respectively, was recognized during the fiscal year ended March 31, 2005, and the Company further recognized an impairment loss of $197,000 for property, plant and equipment, and an impairment loss of $60,000 for industrial property rights during the fiscal year ended March 31, 2006.

Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 18.  Prior to April 1, 2006, the Company accounted for stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and provided additional financial statement disclosure in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".  The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant and as a result no expense was recognized for grant period to April 1, 2006.  The Company recognized compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model.

            Effective April 1, 2007, the Company has adopted the provision of Statement of Financial Accounting Standards No. 123R,  "Share-Based Payment" ("SFAS 123R"). This statement establishes accounting for equity instruments exchanged for service.  The stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the employee's requisite service period.

            Upon adoption, the Company applied the modified-prospective transition approach and accordingly financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

            As a result of adopting SFAS 123R, there was no cumulative effect on the net income for the year ended March 31, 2007, as all awards granted in prior years had vested before April 1, 2006.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 29, 2007 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 9, 2007.

Name	Age	Positions
Roland W. Kohl	58	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	58	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	41	Chief Financial Officer, Secretary
May Tsang Shu Mui	47	Chief Administrative Officer, Director
Quan Vinh Can (Joseph)	58	Chief Operating Officer, Metal Stamping Operations
Tiko Aharonov (1) (2)	60	Director
Dirk Hermann	43	Director
Uri Bernhard Oppenheimer (1) (2)	71	Director
Shlomo Tamir (1) (2)	60	Director
Kevin Yang Kuang Yu (1)	50	Director
Irene Wong Ping Yim (1)	41	Director
Brian Geary (1) (2)	50	Director
George Leung Wing Chan (1)	54	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee

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

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s camera operations from 1998 to 2004. Until the closing of the Company’s Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Tiko also represents investors in real estate in Bulgaria.

May Tsang Shu Mui. Ms. Tsang has been the Company’s Factory Manager in charge of camera manufacturing and a Director of the Company since 1990. In 2001, Ms. Tsang became the Company’s Administration Manager, and in 2005 became the Company’s Chief Administrative Officer. Ms. Tsang is a Chinese national and resides in Hong Kong.

Quan Vinh Can (Joseph). Mr. Quan has been employed as the Company’s Factory Manager since 1994, responsible for all of the Company’s manufacturing operations. Mr. Quan currently is the Company’s Chief Operating Officer, Metal Stamping Operations. He joined the Company’s metal stamping operations in 1990 as an assistant Production Manager. He graduated from the national Taiwan University with a Bachelors Degree in Electrical Engineering in 1974.

Dirk Hermann. Dr. Hermann was appointed to the Board of Directors in January 2003. Dr. Hermann has served since 2006 as a sales executive for VKB AG, a leading insurance company in Germany. Prior thereto, he used to work for Allianz Versicherungs-AG as a regional marketing director for southwest Germany. He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich. Prior, he held a marketing position with MSU Management Consulting GmbH. He began his marketing career with Gruber, Titze and Blank GmbH, a management consulting firm based in Germany. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Uri Bernhard Oppenheimer. Mr. Oppenheimer was elected to the Board of Directors in July 2005. Mr. Oppenheimer is founder, managing director and the majority owner of U.B. Oppenheimer GmbH in Germany and MIG Germany GmbH in Germany.

Shlomo Tamir. Mr. Tamir was elected to the Board of Directors in July 2005. Mr. Tamir has worked with Taman/Israel Aircraft Industry since 1969, holding various positions, including Director of Product Assurance, Program Manager, and most recently as a Group of Programs Manager.

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

Brian Geary. Mr. Geary was appointed to the Board of Directors in December 2005. Mr. Geary has since 2002 been a director of LMI Aerospace, a public company that manufactures components, assemblies, and kits for the aerospace, defense, and technology industries, From 1978 until 2002, Mr. Geary was the President and owner Versaform Corp. and Versaform Canada, two companies that were sold to LMI Aerospace in 2002.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2007 to all of the directors and officers listed above, as a group (13 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $1,247,000.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Dirk Hermann, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annualized director’s fee of $6,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, members of any Board committee and the Chairman of the Audit Committee are paid an additional fee of $1,000 per year for each committee on which they serve. On June 24, 2006, the Company granted to each director a five-year option to purchase 5,000 shares at an exercise price of $3.42 (the last sale price on the first business day following the option grant). The options become vested and are exercisable only after the first anniversary (June 24, 2007) of the option grant date.

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

Audit Committee The members of the Audit Committee of the Board of Directors currently are Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, George Leung Wing Chan and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met once during fiscal 2006. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov. The Compensation Committee administers the Company’s 1996 Stock Option Plan and established the salaries and incentive compensation of the executive officers of the Company.

All eleven of the Company’s current directors ( seven of whom are independent directors) have participated in the selection of 2006 director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2007, the Company had a total of 1,625 persons were working on a full-time basis for the Company. Of these, 1,584 workers in China were supplied to the Company by the BFDC under the BFDC Agreements, the Company’s agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau, and the Golden Bright’s agreement with the Shenzhen Longgang Pinghu Lisu Manufacturing Factory. As with the employees in Shenzhen, the employees at He Yuan and Pinghu are technically employed by the local authorities, not by the Company. However, since the Company’s Wuxi subsidiary is a registered Chinese company, the employees at the Wuxi facility are employees of the Company’s Wuxi subsidiary. The Company only has one full-time employee and one consultant left at its office in Germany. As of March 31, 2007, 41 employees in Hong Kong were employees of the Company’s subsidiaries. Of the foregoing workers and employees, 100 were engaged in the administration of the Company, 1,350 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 20 were engaged in marketing, and the balance (155 employees) were engaged in miscellaneous other supporting functions. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to oversee local management and provide technical assistance.

The number of workers employed by the Company fluctuates largely due to the availability of workers and the time of year. The seasonality is also dependent, to a lesser extent, on orders held by the Company. The Company has experienced temporary shortages of labor and has taken action to attract additional workers from other provinces of China to its factory complexes in Shenzhen. From time to time, labor supply has been adversely affected primarily due to transportation difficulties in bringing workers to Shenzhen due to flooding or other natural disasters as well as seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village. Due to the nature of the labor force working at facilities such as the Company’s in Shenzhen, the Company experiences high turnover of employees annually.

The Company’s employees are not parties to any labor union or collective bargaining agreement, and the Company has, to date, not experienced any material labor stoppages. The Company believes that its relations with employees are good.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 29, 2007, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17
	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42

May Tsang Shu Mui	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42

Satoru Saito	6,000	October 27, 2008	$3.17
	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42

Dirk Hermann	1,000	October 27, 2008	$3.17
	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42

Quan Vinh Can (Joseph)	10,000	June 30, 2010	$3.50

Fong Po Shan	10,000	June 30, 2010	$3.50

Kevin Yang Kuang Yu	5,000	June 23, 2011	$3.42

Irene Wong Ping Yim	5,000	June 23, 2011	$3.42

Shlomo Tamir	5,000	June 23, 2011	$3.42

Brian Geary	5,000	June 23, 2011	$3.42

George Leung Wing Chan	5,000	June 23, 2011	$3.42

Uri Bernhard Oppenheimer	5,000	June 23, 2011	$3.42

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 600,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability. As of March 31, 2007, options granted under the Option Plan to purchase a total of 140,250 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. The average weighted exercise price of all options outstanding on March 31, 2007 was $3.387 per share.

As of June 29, 2007 the Company had outstanding stock options for an aggregate total of 140,250 Common Shares.

As part of the compensation that the Company has agreed to issue to Mr. Kohl, the Company’s Chief Executive Officer, commencing on April 1, 2004 and continuing annually thereafter until 2009, 29,154 Common Shares. As required by the employment agreement, Mr. Kohl was issued 29,154 in 2007.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 29, 2007, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	497,259		12.59%
Tiko Aharonov	265,000	(2)	6.71%
Dirk Hermann	21,000	(3)	*
Satoru Saito	370,980	(4)	9.39%
May Tsang Shu Mui	84,171	(5)	2.13%
George Leung Wing Chan	5,000	(6)
Brian Geary	10,000	(6)	*
Irene Wong Ping Yim	5,000	(6)
Kevin Yang Kung Yu	13,244	(6)	*
Shlomo Tamir	5,000	(6)
Uri Bernhard Oppenheimer	5,000	(6)
Cartwright Investments Limited	346,830		8.78%
Fong Po Shan	11,283	(7)	*
Quan Vinh Can	43,665	(7)	*

*	Less than 1%.

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

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories Hong Kong.

(2)	Includes stock options to purchase 24,000 Common Shares which are currently exercisable.

(3)	Includes stock options to purchase 16,000 Common Shares which are currently exercisable.

(4)	Includes stock options to purchase 21,000 Common Shares which are currently exercisable.

(5)	Includes stock options to purchase 15,000 Common Shares which are currently exercisable.

(6)	Includes stock options to purchase 5,000 Common Shares which are currently exercisable.

(7)	Includes stock options to purchase 10,000 Common Shares which are currently exercisable.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2007.

Item 8. Financial Information.

The Company’s consolidated financial statements for the three-year period ended March 31, 2006 are set forth under Item 18 “Financial Statements.” The Company’s unaudited quarterly financial information for the year ended March 31, 2005 and 2006 are set out below:

Selected Consolidated Financial Information In Thousands, Except Per Share Data

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2006
Net Sales	$6,563	$6,855	$6,448	$5,977
Gross profit (restated for 3rd quarter)	1,381	1,202	1,030	630
Operating income (loss) (restated for 1st and 3rd quarters)	982	(195)	544	(729)
Net income (loss)	540	(112)	411	(797)
Income per share (loss) - basic	0.16	(0.03)	0.12	(0.24)
Income per share (loss) - diluted	0.16	(0.03)	0.12	(0.24)

2007
Net Sales	$7,295	$7,428	$8,800	$7,946
Gross profit	1,526	1,464	1,817	1,429
Operating income (loss)	339	221	222	(396)
Net income (loss)	570	188	278	(442)
Income per share (loss) - basic	0.16	0.05	0.08	(0.13)
Income per share (loss) - diluted	0.16	0.05	0.08	(0.13)

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

Dividend Policy. The Company attempts to pay a cash dividend annually to all holders of its common shares, subject to its profitability and cash position. During the fiscal year ended March 31,2007, the Company made two dividend payments; one dividend payment of $0.20 per share in July 2006 and a second dividend of $0.16 in November 2006. During the prior fiscal year ended March 31, 2006, the Company made two cash dividend payments of $0.20 per share each ($0.40 during the fiscal year), based on profits it derived in part from the sale of its “Kienzle” trademark. The Company also paid a cash dividend of $0.10 per share in August 2004, and a cash dividend of $0.08 per share in August 2003. Future dividend will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

Legal Proceedings.

The Company may occasionally become subject to legal proceedings and claims that arise in the ordinary course of our business. The Company currently is not involved in any material legal proceedings.

Item 9. The Listing

The Company’s Common Shares are currently traded on The Nasdaq SmallCap Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 22, 2007, the last reported sale price of our common shares on The Nasdaq Capital Market was $4.69 per share. As of June 22, 2007, there were 52 holders of record of the Company’s Common Shares. However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2007:

Year Ended	High	Low
March 31, 2007
March 31, 2006	$5.48	$2.77
March 31, 2005	$5.80	$3.09
March 31, 2004	$7.39	$1.40
March 31, 2003	$2.00	$0.47

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2007	$7.30	$4.10
December 31, 2006	$4.67	$3.28
September 30, 2006	$5.19	$2.68
June 30, 2006	$4.66	$2.59

March 31, 2006	$5.48	$3.25
December 31, 2005	$3.59	$2.77
September 30, 2005	$3.95	$3.20
June 30, 2005	$4.55	$3.26

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by The Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2007	$4.76	$4.22
April 30, 2007	$4.98	$4.18
March 31, 2007	$4.96	$4.10
February 28, 2007	$5.49	$4.33
January 31, 2007	$7.30	$4.12
December 31, 2006	$4.40	$3.59

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of March 31, 2007 and June 29, 2007, there were 3,741,946 and 3,771,100 Common Shares, respectively, outstanding, net of 37,800 treasury shares, all of which was fully paid. The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above). As of March 31, 2007, no warrants to purchase Common Shares were outstanding.

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

For a description of the agreement pursuant to which the Company purchased Golden Bright, please see “Revised Business Strategy—Increase In Manufacturing Capabilities and Facilities—Additional Facilities,” above.

The Company is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, the Company files annual reports on Form 20-F and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov.

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive officers are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Taxation and repatriation of income regarding the Company’s China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company’s financial results. However, while the Company has been able to repatriate its income from the operations conducted in China by its Hong Kong subsidiaries, it may not be able to do so with respect to its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary that owns and operates the Wuxi facility. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s securities.

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

Under current Hong Kong tax law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax.

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

To the extent that the Company has to convert U.S. dollars into renminibi for its operations, an appreciation in the value of the renminbi compared to the U.S. dollar would reduce the amount of renminbi the Company would receive upon conversion. Accordingly, an appreciation of the renminbi’s value would require the Company to pay more U.S. dollars to fund it renminbi operating expenses. The United States and certain European countries have recently been calling for the re-valuation of the renminbi, which revaluation would result in the appreciation of the renminbi. During the past year, the exchange rate between the yuan and the U.S. dollar changed slightly as China allowed the yuan to appreciate in value compared to the U.S. dollar. Currently, because the amount of transactions conducted by the Company in renminbi is relatively low, even a 5% appreciation in the value of the yuan would not materially change the Company’s expenses. For example, if the renminbi had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2007, our net asset value, as presented in U.S. dollars, would have been approximately reduced by $63,000 and $326,000, respectively. Conversely, if the renminbi had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $63,000 and $326,000, respectively. We believe our most significant foreign exchange risk results from material sales made in euro. Approximately 20% of our net sales were made in euros in fiscal year ended March 31, 2007. If the euro had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2007, our net asset value, as presented in U.S. dollars, would have been approximately reduced by $63,000 and $319,000, respectively. Conversely, if the euro had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $63,000 and $319,000, respectively. However, should the Chinese government allow a significant renminbi appreciation, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

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

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $ 3,097,000 of short-term borrowings that are subject to interest rate changes and $1,133,000 of long-term borrowings outstanding as of March 31, 2007. However, taking into consideration that the Company had cash and cash equivalents of $ 5,299,000 available as of March 31, 2007, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modification to the Rights of Securities Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to this Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2007 for the following reasons:

The Company currently operates four facilities in various locations in China. As a result, senior management of the Company does not have the ability to actively monitor all of the financial functions performed at these locations. In addition, because the Company experiences significant turnover in its accounting and financial reporting personnel and has had difficulty in hiring and keeping highly qualified accounting personnel, some persons involved in the Company’s financial reporting activities have limited experience with the financial reporting system required by the SEC’s rules. As a result, the Company cannot be certain that its controls are always implemented as required. Furthermore, the Company transacts certain financial transactions in China in cash. Cash transactions are by their nature more difficult to monitor and carry a higher risk of loss by theft or fraud. In addition, neither Wuxi Kayser nor Golden Bright, the two businesses that the Company recently acquired and established, had internal controls in place that complied with those required for a U.S. public company. Accordingly, those acquisitions diverted management’s attention to integrating these operations into those of the Company, thereby affecting the Company’s overall internal controls and procedures.

In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited. Prior to the acquisition, Golden Bright did not maintain its financial records in accordance with GAAP. In addition, Golden Bright did not (1) have proper records of the movement of its inventory, (2) prepare the sales invoices in timely basis, (3) segregate its financial and accounting duties, and (4) implement proper controls over its daily operations.

In order to remedy the material weaknesses relating to Golden Bright’s internal controls, the Company has (1) hired more bookkeepers and a qualified accountant for preparing the financial statement in accordance with GAAP, (2) commenced the installation and implementation of a new ERP (enterprise resource planning) software system, (3) implement the internal controls policy at Golden Bright, and (4) sent management level employees from the Company’s Long Hua offices to Golden Bright to upgrade the operations at Golden Bright.

Except as set forth above, there were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

Item 16 C. Principal Accountant Fees and Services

The Company’s independent public accountant for each of the fiscal years in the three-year period ended March 31, 2007 has been Deloitte Touche Tohmatsu. The auditor is selected annually by the Company’s Board of Directors and ratified by the shareholders at the Annual General Meeting. The Audit Committee has selected Deloitte Touche Tohmatsu as the auditor for the fiscal year ended March 31, 2007 and will propose to the Annual General Meeting convening on August 9, 2007 that Deloitte Touche Tohmatsu be ratified as the auditor for that fiscal year.

The following table sets forth the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company during the fiscal years ended March 31, 2006 and 2007.

	2006	2007
Audit Fees (1)	$248,000	$317,600
Audit-Related Fees (2)	-	-
Tax Fees (3)	$31,000	$33,600
All Other Fees	-
Total	$279,000	$351,200

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

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For each of the three years in the period ended March 31, 2007 and Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

INDEX

Page
CONSOLIDATED FINANCIAL STATEMENT

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Statements of Operations for each of the three years in the period
ended March 31, 2007	F - 3

Consolidated Balance Sheets as of March 31, 2006 and 2007	F - 4

Consolidated Statements of Shareholders' Equity and Comprehensive
Income (loss) for each of the three years in the period ended March 31, 2007	F - 5

Consolidated Statements of Cash Flows for each of the three years in the period
ended March 31, 2007	F - 6

Notes to Consolidated Financial Statements	F - 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2006 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years ended March 31, 2005, 2006 and 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years ended March 31, 2005, 2006 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 24, 2007

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except for share and per share amounts)

	Year ended March 31,
	2005	2006	2007
	$	$	$
Net sales:
Third parties	27,633	25,843	31,469
Affiliate	45	-	-
	27,678	25,843	31,469
Cost of sales	(22,548)	(21,600)	(25,233)
Gross profit	5,130	4,243	6,236
Selling, general and administrative expenses	(4,985)	(5,165)	(5,850)
Impairment of industrial property rights (note 2)	(67)	(60)	-
Impairment of property, plant and equipment (note 2)	(347)	(197)	-
Gain on sale of "Kienzle" industrial property rights (note 1)	-	1,781	-
Operating income (loss)	(269)	602	386
Non-operating income (expense):
Exchange gain (loss), net	249	(614)	245
Interest expense	(110)	(134)	(242)
Interest income	14	66	161
Other income	56	195	92
Total non-operating income (expense)	209	(487)	256
Affiliates:
Impairment of investment in an affiliate	(5)	-	-
Income (loss) before income taxes and minority interests	(65)	115	642
Income taxes (note 4)	(86)	(73)	(48)
Income (loss) before minority interests	(151)	42	594
Minority interests	(1)	-	-
Net income (loss)	(152)	42	594
Net income (loss) per share - basic	(0.05)	0.01	0.16
Net income (loss) per share - diluted	(0.05)	0.01	0.16
Weighted average number of shares outstanding
- basic	3,260	3,465	3,636
Weighted average number of shares outstanding
- diluted	3,260	3,544	3,690

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands except for share and per share amounts)

	March 31,
	2006	2007
	$	$
ASSETS
Current assets:
Cash and cash equivalents	6,384	5,299
Restricted cash (note 10)	965	1,221
Accounts receivable, net of allowances for
doubtful accounts of $31 in 2006 and $13 in 2007	3,789	4,742
Inventories (note 5)	4,118	6,104
Investment securities (note 6)	300	316
Prepaid expenses and other current assets	546	680
Total current assets	16,102	18,362
Property, plant and equipment, net (note 7)	2,787	3,980
Intangible assets, net (note 8)	-	70
Investments in affiliates (note 9)	2	2
Total assets	18,891	22,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	2,498	3,990
Short-term borrowings (note 10)	2,015	3,097
Obligations under capital leases - current portion (note 11)	481	478
Accrued mould charges	246	253
Accrued payroll and employee benefits	292	446
Other liabilities and accrued expenses	610	1,154
Total current liabilities	6,142	9,418
Obligations under capital leases - net of current portion (note 11)	322	655
Deferred income taxes (note 4)	153	174

Commitments and contingencies (note 12)

Shareholders' equity:
Common shares $0.01 par value (Authorized: 20,000,000 shares,
3,525,558 shares as of March 31, 2006, and 3,779,746 shares
as of March 31, 2007 respectively, issued and outstanding)	35	38
Additional paid-in capital	10,245	11,304
Retained earnings	2,133	1,439
Accumulated other comprehensive loss	(86)	(48)
Subscription receivable - 128,534 shares	-	(513)
Treasury shares, at cost - 37,800 shares in 2006 and 2007	(53)	(53)
Total shareholders' equity	12,274	12,167
Total liabilities and shareholders' equity	18,891	22,414

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands except per share amounts)

	Common shares,				Accumulated				Compre-
	issued and		Additional		other		Treasury	Total	hensive
	outstanding		paid-in	Retained	comprehensive	Subscription	shares	shareholders'	income
	Shares	Amount	capital	earnings	income (loss)	receivable	at cost	equity	(loss)
	Number	$	$	$	$	$	$	$	$
Balance at March 31, 2004	3,074	31	9,035	3,955	(126)	-	(53)	12,842
Issued during the year	242	2	448	-	-	-	-	450
Net loss	-	-	-	(152)	-	-	-	(152)	(152)
Legal advisors' options	-	-	177	-	-	-	-	177
Director's stock compensation	-	-	160	-	-	-	-	160
Unrealized holding loss on investment
securities	-	-	-	-	(13)	-	-	(13)	(13)
Translation adjustments	-	-	-	-	(83)	-	-	(83)	(83)
Cash dividends ($0.1 per share)	-	-	-	(323)	-	-	-	(323)
Balance at March 31, 2005	3,316	33	9,820	3,480	(222)	-	(53)	13,058	(248)
Issued during the year	209	2	265	-	-	-	-	267
Net income	-	-	-	42	-	-	-	42	42
Director's stock compensation	-	-	160	-	-	-	-	160
Unrealized holding gain on investment
securities	-	-	-	-	4	-	-	4	4
Translation adjustments	-	-	-	-	132	-	-	132	132
Cash dividends ($0.4 per share)	-	-	-	(1,389)	-	-	-	(1,389)
Balance at March 31, 2006	3,525	35	10,245	2,133	(86)	-	(53)	12,274	178
Issued during the year	254	3	861	-	-	(513)	-	351
Net income	-	-	-	594	-	-	-	594	594
Director's stock compensation	-	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	38	-	-	-	-	38
Unrealized holding gain on investment securities	-	-	-	-	16	-	-	16	16
Translation adjustments	-	-	-	-	22	-	-	22	22
Cash dividends ($0.36 per share)	-	-	-	(1,288)	-	-	-	(1,288)
Balance at March 31, 2007	3,779	38	11,304	1,439	(48)	(513)	(53)	12,167	632

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands except for share and per share amounts)

	Year ended March 31,
	2005	2006	2007
	$	$	$
Cash flows from operating activities:
Net income (loss)	(152)	42	594
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Impairment of industrial property rights	67	60	-
Impairment of investment in an affiliate	5	-	-
Loss (gain) on disposal of property, plant and
equipment	(49)	-	13
Loss on disposal of industrial property rights	59	-	-
Gain on sale of "Kienzle" industrial property rights	-	(1,781)	-
Impairment of property, plant and equipment	347	197	-
Gain on disposal of a subsidiary	-	(3)	-
Gain on disposal of an affiliate	-	(121)	-
Depreciation of property, plant and equipment	1,023	968	926
Amortization of industrial property rights	125	122	-
Amortization of intangible assets	-	-	13
Minority interests	1	-	-
Directors' stock compensation	160	160	160
Deferred income taxes	(4)	(21)	21
Stock options granted to legal advisors	177	-	-
Stock compensation	-	-	38
Changes in operating assets and liabilities:
Accounts receivable	(1,402)	1,376	586
Inventories	(668)	944	(1,261)
Prepaid expenses and other current assets	(82)	175	(97)
Accounts payable	550	(348)	391
Accrued mould charges	(25)	38	7
Accrued payroll and employee benefits	10	(39)	154
Other liabilities and accrued expenses	566	(454)	110
Net cash provided by operating activities	708	1,315	1,655
Investing activities:
Acquisition of subsidiary	-	-	(331)
Purchase of property, plant and equipment	(178)	(250)	(934)
Purchase of industrial property rights	(47)	(93)	-
Proceeds from disposal of an affiliate	-	121	-
Proceeds from disposal of property, plant and
equipment	55	46	3
Proceeds from disposal of industrial property rights	-	2,160	-
Increase in restricted cash	-	-	(256)
Net cash (used in) provided by investing activities	(170)	1,984	(1,518)

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands except for share and per share amounts)

	Year ended March 31,
	2005	2006	2007
	$	$	$
Financing activities:
Cash dividends paid	(323)	(1,389)	(1,288)
Repayment of long-term debt	(308)	(439)	(535)
(Decrease) increase in short-term borrowings, net	(484)	566	375
Proceeds from shares issued on exercise of options	450	267	204
Net cash used in financing activities	(665)	(995)	(1,244)
Net (decrease) increase in cash and cash equivalents	(127)	2,304	(1,107)
Cash and cash equivalents, beginning of year	4,158	3,948	6,384
Effect of exchange rate changes	(83)	132	22
Cash and cash equivalents, end of year	3,948	6,384	5,299

Supplemental disclosure of cash flow information:
Interest paid	110	134	242
Income taxes paid	61	195	32

Supplemental disclosure of non-cash transactions:

Additions to property, plant and equipment of $275 and $766 during the year ended March 31, 2006 and 2007, respectively, were acquired under capital leases arrangements.

In December 2006, 30,000 shares valued at $147 were issued to acquire certain machinery and equipment. The purchase price of this machinery and equipment was based on the fair value of the shares on the transaction date.

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share and per share amounts)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen and He Yuan of the People's Republic of China ("China"), and in Germany.

The Company operates in four principal business segments - metal stamping and mechanical original equipment manufacturing ("OEM"), electric OEM, the manufacture and trading of cameras and underwater products, and clocks and watches. The Company's manufacturing activities are principally conducted in Shenzhen, He Yuan and Wuxi and its selling activities are principally conducted in Hong Kong and Wuxi.

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On March 28, 2003, the Company acquired a 20% equity interest in Kienzle AG for $109. Kienzle AG was accounted as an affiliate using the equity method. The Group reassessed its investment in Kienzle AG in 2004 and determined that the investment had been impaired as Kienzle AG did not meet the minimum purchase requirement and had dissatisfactory operating results. An impairment loss of $109 in respect of the investment in Kienzle AG has been recognized during the year ended March 31, 2004. The Group sold all "Kienzle" trademarks relating to clock and non-clock business for $2,160 and recognized gain on sale of $1,781 during the year ended March 31, 2006.

Additionally, the Company received $121 for the sale of its 20% equity interest and recognized a gain of $121 on disposal of investment in Kienzle AG during the year ended March 31, 2006.

Upon the sale of the "Kienzle" trademark, the Company did not renew the lease on its marketing office in Germany and incurred costs related to involuntary termination of most of the employees in its marketing office in Germany. These costs were accrued and paid in the year ended March 31, 2006. There were no additional costs for exiting the Kienzle clock business.

The Company acquired 100% equity interest in Golden Bright Plastic Manufacturing Company Limited ("Golden Bright"), a company incorporated in Hong Kong. Golden Bright is engaged in the manufacturing and trading of plastic injection products. The acquisition of Golden Bright will strengthen the Company's current original equipment manufacturing and technical capabilities. Details of the acquisition are more fully described in Note 3.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

At March 31, 2007, details of the subsidiaries are as follows:

Place of
incorporation	Name of entity	Date of incorporation	Principal activities
Hong Kong	Antemat Limited	May 5, 1989	Dormant

Hong Kong	Nissin Mechatronic Limited	May 25, 1990	Dormant

Hong Kong	Cavour Industrial Limited	May 9, 1989	Providing tooling, handling and repairing services in China and management services to fellow subsidiaries

Hong Kong	Hi-Lite Camera Company Limited ("Hi-Lite")	November 10, 1978	Trading of camera and underwater products

Hong Kong	Kayser Technik Limited	June 23, 1994	Sales of metal parts

Hong Kong	Kienzle Time (H.K.) Limited ("Kienzle HK")	August 24, 1997	Manufacturing OEM business and trading of clocks, watches, camera and underwater products

Germany	Kienzle Uhrenfabriken G.m.b.h. ("Kienzle Germany")	April 1, 1999	Dormant

Hong Kong	Nissin Precision Metal Manufacturing Limited ("Nissin")	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products

Hong Kong	Saiwan Industries Limited	August 10, 1990	Manufacturing of plastic injection parts to fellow subsidiaries

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Manufacturing and trading of plastic injection products

China	Kayser (Wuxi) Metal Precision Manufacturing Limited ("Kayser Wuxi")	December 21, 2005	Metal stamping

China	Kayser Restaurant (Shenzhen) Company Limited	November 1, 2006	Sales of noodles and ice-cream

All the subsidiaries are wholly-owned.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the financial statements of Highway Holdings Limited and all its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The results of subsidiaries acquired have been consolidated from the date of acquisition. The excess of fair value over purchase consideration has been allocated to reduce the amounts otherwise assigned to the eligible acquired assets.

Affiliated companies (20% to 50% owned companies) in which the Company has significant influence but does not have a controlling interest are accounted for using the equity method.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and certificates of time deposit, which are unrestricted as to withdrawal and use, and have maturity of three months or less at the time of purchase.

Investment securities - Investment securities, which consist primarily of capital guaranteed investment fund, have been categorized as available for sale and, are stated at fair value based on quoted market prices. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss).

Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labour and overheads associated with the manufacturing process. Write-off of inventory is based on management's specific analysis of future sales and demand forecasts.

Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets.

Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of an independent valuation expert. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. The intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Separately identifiable intangible assets and their respective weighted average estimated useful lives are as follows:

Estimated
useful life
Customer relationship	7 years
Contract backlog	0.25 years
Non-compete agreement	4 years

Impairment on disposal of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company reviews impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the difference between the estimated fair value of the assets and the carrying amount.

Due to the poor financial performance of cameras, clocks and watches, the Company reassessed its property, plant and equipment and industrial property rights for impairment and an impairment loss of $347 and $67 respectively, had been recognized during the year ended March 31, 2005; and $197 and $60 respectively, had been recognized during the year ended March 31, 2006. As of March 31, 2007, none of the long-lived assets were impaired.

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

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Foreign currency - Highway Holdings Limited uses the United States dollar as its reporting currency. Assets and liabilities of subsidiaries whose functional currencies are other than the United States dollar are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Unrealized gains or losses arising from such translation are reported as accumulated other comprehensive income (loss). Foreign currency transactions are translated into the functional currency at exchange rates prevailing on the transaction date. Foreign currency denominated monetary assets and liabilities are translated into the functional currency using exchange rates prevailing on the balance sheet date. Gains or losses from foreign currency transactions are included in net income (loss).

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. Deferred tax assets and liabilities are measured using the enacted rates applicable to the taxable income in the years in which the temporary differences are expected to be recovered or settled. Change in net deferred tax asset or liability is included in determination of net income. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives of property, plant and equipment and intangible assets; valuation allowances for doubtful receivables; valuation of share-based compensation; impairment of long-lived assets; allowance for inventories; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 18. Prior to April 1, 2006, the Company accounted for stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and provided additional financial statement disclosure in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant and as a result no expense was recognized for grants prior to April 1, 2006. The Company recognized compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model.

Effective April 1, 2007, the Company has adopted the provision of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). This statement establishes accounting for equity instruments exchanged for service. The stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the employee's requisite service period.

Upon adoption of SFAS 123R, the Company applied the modified-prospective transition approach and accordingly financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

As a result of adopting SFAS 123R, there was no cumulative effect on the net income for the year ended March 31, 2007, as all awards granted in prior years had vested before April 1, 2006.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table illustrates the effect on net income (loss) per share as if the Company had applied the fair value recognition in 2005 and 2006.

		2005	2006
		$	$

Net (loss) income, as reported		(152)	42
Less: Stock based compensation costs under fair
value based method for all awards		(152)	(140)
Net (loss) income, pro forma		(304)	(98)

Net (loss) income per share - basic	As reported	(0.05)	0.01

	Pro forma	(0.09)	(0.03)

Net (loss) income per share - diluted	As reported	(0.05)	0.01

	Pro forma	(0.09)	(0.03)

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

Comprehensive income (loss) - Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the years, which comprises foreign currency translation adjustments, unrealized holding gain (loss) on investment securities and net income (loss), has been disclosed within the consolidated statements of shareholders' equity and comprehensive income (loss).

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - which amends FASB Statements No. 133 and 140". This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. This statement simplifies accounting for certain hybrid financial instruments by permitting fair value measurement for a hybrid instrument that contains an embedded derivative that would otherwise require bifurcation. The Company does not expect that the adoption of SFAS 155 will have a material impact on its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterpirse's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is applicable from fiscal year beginning December 15, 2006. The Company is currently evaluating the interpretation to determine the effect on its consolidated financial statements and related disclosures.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for the measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC Staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. On adoption of SAB 108, the Company did not have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position, cash flows, and results of operations.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

3.	ACQUISITION

On September 19, 2006 Highway Holdings acquired 100 % equity interest in Golden Bright for a cash consideration of $514. In accordance with the purchase agreement, additional consideration of $1,028 will be payable, contingent on the former substantial shareholders of Golden Bright continuing as employees for a requisite service period of three years and on the acquired subsidiary achieving a certain level of specified revenue and earnings targets.

$514 will vest on a straight-line basis over the requiste service period and as a result approximately $171 will become payable for each completed year of service. The remaining $514 will vest after completion of the employment period by the former substantial shareholders and upon Golden Bright achieving the revenue and earning targets.

Golden Bright has been accounted as a subsidiary using the purchase method. The contingent payments represent compensation for post combination services and accordingly $85 has been accrued as compensation expense in the year ended March 31, 2007.

The assets and liabilities of Golden Bright have been recorded at fair values on the date of acquisition, after the eligible assets have been prorata reduced by $1,186, the excess of the net assets acquired over the purchase consideration.

The cash consideration of $514 has been allocated to the assets acquired and liabilities assumed as follows:

$
Net assets acquired, at fair value:
Cash and cash equivalents	184
Accounts receivable	1,539
Inventories	725
Property, plant and equipment	288
Intangible assets	83
Accounts payable	(1,101)
Short term borrowings	(707)
Other current liabilities	(497)
Purchase consideration	514

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

3.	ACQUISITION - continued

The estimated fair value of intangible assets was derived from a valuation report prepared with the assistance of an independent third party valuation expert.

$
Net cash outflow arising on acquisition is determined as follows:
Cash consideration paid	(514)
Bank balance and cash acquired	183
(331)

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Golden Bright had occurred as of April 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the acquisition been consummated on April 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

$
(unaudited)

Pro forma net sales	35,101
Pro forma operating income	482
Pro forma income	678

4.	INCOME TAXES

Income is subject to taxation in the various countries in which the Company operates.

The components of income (loss) before income taxes and minority interests are as follows:

	Year ended March 31,
	2005	2006	2007
	$	$	$

Hong Kong	1,211	942	793
Europe	(1,276)	(827)	(151)
	(65)	115	642
The Company is not taxed in the British Virgin Islands.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

4.	INCOME TAXES - continued

The Company's operating subsidiaries, other than Kienzle Germany are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

The Company's manufacturing operations are currently conducted solely in China. These manufacturing operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

In connection with its recent establishment of its new facility in China in 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the BFDC Agreements.

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

As the Company's manufacturing operations are carried out in China under those BFDC Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the income for the year arising in Hong Kong has been determined as not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

The provision for income taxes consists of the following:

	Year ended March 31,
	2005	2006	2007
	$	$	$
Hong Kong
Current tax	90	94	27
Deferred tax	(4)	(21)	21
	86	73	48

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

4.	INCOME TAXES - continued

A reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,
	2005	2006	2007
	%	%	%

Profits tax rate in Hong Kong	(17.5)	17.5	17.5
Non-deductible items/non-taxable income	153.1	(848.1)	19.8
Changes in valuation allowances	36.9	1,027.8	(38.8)
Effect of different tax rate of subsidiary operating
in other jurisdiction	(31.5)	(100.7)	2.2
Other	(8.7)	(33.0)	6.8
Effective tax rate	132.3	63.5	7.5

Deferred income tax (assets) liabilities are as follows:

	March 31,
	2006	2007
	$	$
Deferred tax liability:
Property, plant and equipment	241	226
Deferred tax asset:
Operating loss carryforwards	(2,270)	(2,368)
Valuation allowance	2,182	2,316
Total net deferred tax asset	(88)	(52)
Net deferred tax liability	153	174

At March 31, 2006 and 2007, tax losses amounting to approximately $7,368 and $5,667, respectively may be carried forward indefinitely, subject to the agreement of the Hong Kong Inland Revenue Department.

At March 31, 2006 and 2007, the tax losses of a subsidiary in Germany amounting to approximately $3,551 and $2,249, respectively, may be carried forward indefinitely.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

5.	INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,
	2006	2007
	$	$
Raw materials	2,353	3,752
Work in progress	644	711
Finished goods	1,121	1,641
	4,118	6,104

Inventories amounting to $409, $592 and $94 were written off in the years ended March 31, 2005, 2006 and 2007, respectively.

6.	INVESTMENT SECURITIES

	March 31,
	2006	2007
	$	$
Cost	322	322
Gross unrealized holding loss	(22)	(6)
Fair value	300	316

These investment securities are pledged to secure banking facilities granted (note 10).

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	March 31,
	2006	2007
	$	$
At cost:
Machinery and equipment	9,764	11,272
Furniture and fixtures	35	18
Leasehold improvements	390	1,008
Motor vehicles	-	97
Total	10,189	12,395
Less: Accumulated depreciation	(7,402)	(8,415)
Net book value	2,787	3,980

Depreciation expense charged to statements of operations for the years ended March 31, 2005, 2006 and 2007 were $1,023, $968 and $926, respectively.

Included in property, plant and equipment, net assets held under capital leases with the following net book values:

	March 31,
	2006	2007
	$	$
Machinery and equipment, at cost	2,001	2,526
Less: Accumulated depreciation	(207)	(535)
Net book value	1,794	1,991

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $185, $196 and $257 for the years ended March 31, 2005, 2006 and 2007, respectively.

8.	INTANGIBLE ASSET

			Net
		Accumulated	carrying
	Cost	amortization	values
	$	$	$
Customer relationship	14	(1)	13
Contract backlog	4	(4)	-
Non-compete agreement	65	(8)	57
	83	(13)	70

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

8.	INTANGIBLE ASSET - continued

The Company expects to record amortization expense of $18 for each of the year ending 2008 through 2010, $10 and $2 in the years ending 2011 and 2012.

9.	INVESTMENTS IN AND ADVANCE TO AFFILIATES

On January 25, 2000, the Company and an unrelated party established Kienzle U.S.A. Limited ("Kienzle USA"), a company incorporated in the United States of America to sell clocks, with each party owning 50% of its common shares. Kienzle USA has been inactive since September 2002.

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

10.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from banks and bank overdraft amounting to $2,015 and $nil as of March 31, 2006, respectively and $2,623 and $474 as of March 31, 2007, respectively.

	March 31,
	2006	2007
	$	$
Maximum credit facilities available to the Company	3,856	5,720

Weighted average interest rate on borrowings at
end of year	6.3%	8.4%

At March 31, 2006 and 2007, the Company pledged bank deposits of $965 and $1,221, and investment securities of $300 and $316, respectively, to banks to secure banking facilities granted. There are no restrictive financial covenants associated with these bank facilities.

Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

11.	OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases on certain property, plant and equipment for the Company's operations with lease terms expiring in the next 4 years.

Future minimum lease payments as at March 31, 2007 are as follows:

$
Year ending March 31
2008	478
2009	260
2010	200
2011	195
1,133

The capital lease commitment amounts above exclude implicit interest of $68, $41, $24 and $8 payable in the years ending March 31, 2008, 2009, 2010 and 2011, respectively.

12.	COMMITMENTS AND CONTINGENCIES

(a)
The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $817, $879 and $1,040 in 2005, 2006 and 2007, respectively.

At March 31, 2007, the Company is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2008	1,071
2009	978
2010	221
2,270

(b)	The Company had a total capital commitment of $496 and $426 for the purchase of property, plant and equipment as of March 31, 2006 and 2007, respectively.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

12.	COMMITMENTS AND CONTINGENCIES - continued

(c)
The BFDC Agreements (see note 4) have all been extended to March 31, 2016 while one agreement with a China company was retired by mutual consent of both the Company and the China company. Pursuant to the BFDC Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

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

In connection with the establishment of its new facility in China during fiscal 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the BFDC Agreements.

(d)
As discussed in note 3, the Company will be required to pay $1,028 contingent payments for the acquisition of Golden Bright when certain criteria as specified in the sale and purchase agreement are fulfilled.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

13.	CAPITAL STOCK

In August 1998, the Board of Directors authorized Highway Holdings Limited to repurchase shares up to the value of $400 with a maximum repurchase price of $3.50 per share. During the year ended March 31, 2003, 6,000 shares were purchased for a total cash consideration of $4 at prices per share ranging from $0.60 to $1.41. At March 31, 2006 and 2007, these shares were held in treasury and are not eligible to vote or receive dividends.

In September 2006, Highway Holdings Limited issued 128,534 common shares and delivered to a professional legal practice as a security for its obligation to pay second contingent payment of $514 (HK$4 million) relating the acquisition of Golden Bright.

In December 2006, 30,000 shares valued at $147 were issued to acquire certain machinery and equipment.

14.	SUBSCRIPTION RECEIVABLE

Highway Holdings issued 128,534 shares escrow as security for its obligation for the remaining consideration of $514 in relation to the acquisition of Golden Bright, payment of which is contingent upon certain conditions described in note 3. These shares are held in escrow.

On resolution of the contingency, Highway Holdings will repurchase these shares for a consideration of $514. If the contingencies remain unresolved these shares will be returned by the escrow agent and cancelled.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

15.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial percentage of the Company's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2005, 2006 and 2007 are as follows:

	Year ended March 31,
	2005	2006	2007
	%	%	%
Company A	18.1	19.0	N/A
Company B	17.7	16.4	24.8
Company C	N/A	15.9	10.7
Company D	N/A	N/A	11.4

Accounts receivable from the three customers with the largest receivable balances at March 31, 2006 and 2007 are as follows:

	Percentage of accounts receivable
	2006	2007
	%	%

Company A	16.4	N/A
Company B	N/A	10.7
Company C	32.1	15.1
Company D	12.1	6.9
Three largest receivable balances	60.6	32.7

Details of the movements of the allowance for doubtful account are as follows:

	March 31,
	2005	2006	2007
	$	$	$
At beginning of year	111	99	31
Allowance for the year	57	9	4
Amounts written off	(69)	(77)	(22)
At end of year	99	31	13

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

16.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,
	2005	2006	2007
	$	$	$
Net income (loss), basic and diluted	(152)	42	594

Shares:
Weighted average common shares used in computing basic
net income (loss) per share	3,260,144	3,465,390	3,635,517
Effect of dilutive securities:
Weighted average shares from assumed exercise of
stock options and issuance of common shares	-	78,826	54,657
Weighted average common shares used in computing diluted
net income (loss) per share	3,260,144	3,544,216	3,690,174

Net income (loss) per share, basic	(0.05)	0.01	0.16

Net income (loss) per share, diluted	(0.05)	0.01	0.16

As of March 31, 2005, the Company had 242,150 outstanding employee stock options and stock purchase rights, and 29,154 common shares had been granted to the director (note 19) that could have potentially diluted basic net loss per share in the future, but which were excluded in the computation of diluted net income (loss) per share in the year presented, as their effect would have been anti-dilutive.

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, investment securities, accounts payable, short-term borrowings and obligations under capital leases are reasonable estimates of their fair value. The interest rates on the Company's obligations under capital leases approximate those which would have been available at March 31, 2007 for capital lease of similar nature and repayment period.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

18.	STOCK OPTIONS AND STOCK PURCHASE RIGHTS

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

In May 2004, the Board of Directors proposed to increase the number of stock options under the Option Plan from 400,000 to 600,000 to provide incentives to those persons performing services to the Company. The increase of stock options was approved by the shareholders during Annual General Meeting in August 2004.

On December 30, 2004, the Board of Directors approved and granted 50,000 stock options to legal advisors in accordance with the settlement agreement and mutual release. The options were immediately vested. The Company recorded an expense of $177 for the options based on the Black-Scholes option-pricing model during the year ended March 31, 2005.

The fair value of options granted to employees and directors in 2006 and 2007 and legal advisors in 2005 was $1.155, $1.0017 and $3.531, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2005	2006	2007
Risk-free interest rate	2.67%	3.84%	5.27%
Expected life	1 year	5 years	2 years
Expected volatility	74%	55%	60%
Expected dividend yield	1.90%	5.71%	6.00%

The Group used a blended volatility rate using a combination of historical stock price volatility and market implied volatility. The risk-free interest rate assumption is based upon the average daily closing rates during the preceding quarter for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life assumptions are established through the review of annual historical employee exercise behavior of option grants with similar vesting periods.

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

18.	STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

The options granted under the Option Plan resulted in a compensation expense of $38 in the year ended March 31, 2007, which is included in selling, general and administrative expenses. Options awards granted in 2007 are with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards have a vesting period of 1 year. As of March 31, 2007, there were 11,111 non-vested stock options. The weighted-average exercise price and aggregate intrinsic value of these non-vested stock options was $3.42 per option and $7, respectively.

As of March 31, 2007, there was $12 of unrecognized compensation cost related to non-vested stock options granted under the Option Plan. The cost is expected to be recognized over a weighted-average period of 80 days.

The following summarizes the stock purchase rights and options outstanding:

	Stock
	purchase rights		Stock options
	Average		Average
	exercise	Number	exercise	Number
	price	of shares	price	of shares
	$		$
March 31, 2005	1.55	100,000	1.9374	142,150
Stock options granted	-	-	3.5	121,000
Stock purchase rights exercised	1.55	(100,000)	-	-
Stock options exercised	-	-	1.4	(80,150)
Stock options lapsed/cancelled	-	-	-	(21,250)
March 31, 2006	-	-	3.2531	161,750
Stock options granted	-	-	3.42	50,000
Stock options exercised	-	-	3.0642	(66,500)
Stock options lapsed/cancelled	-	-	-	(5,000)
March 31, 2007	-	-	3.6073	140,250

At of March 31, 2006 and 2007, there were 161,750 and 129,139, respectively, of stock options exercisable.

The total intrinsic value of options exercised in the year ended March 31, 2005, 2006 and 2007 was $696, $431 and $41, respectively. The aggregate intrinsic value of the stock options exercisable at March 31, 2007 was $72.

Additional information on options outstanding at March 31, 2007 is as follows:

		Weighted
		average
		remaining
	Number	contractual
Exercise prices	outstanding	life (years)

$1.4700	3,000	1.17
$3.1700	14,750	1.57
$3.4200	50,000	4.25
$3.5000	72,500	3.25
	140,250	3.607

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

19.	STOCK COMPENSATION

The Company entered into an employment contract with a director on April 1, 2004, which entitles the director to an annual bonus of 29,154 common shares upon completion of his service with the Company for the years ended from March 31, 2004 to 2009. The grant date of the share award was determined to be April 1, 2004.

The shares were issued to the director on June 3, 2006 and June 1, 2007 respectively. The Company recorded a compensation expense of $160 for the years ended March 31, 2006 and 2007, based on the fair value of the shares granted as of April 1, 2004.

20.	SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Company considers its reportable segments to be metal stamping and mechanical OEM, electric OEM, the manufacture and trading of cameras and underwater products, and clocks and watches. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2005	2006	2007
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	$17,792	$19,404	$22,474
Intersegment sales	1,357	2,503	2,448
	19,149	21,907	24,922
Electric OEM:
Unaffiliated customers	1,749	2,322	7,233
Intersegment sales	1,109	794	909
	2,858	3,116	8,142
Cameras and underwater products:
Unaffiliated customers	3,836	1,487	511
Intersegment sales	206	120	62
	4,042	1,607	573
Clocks and watches:
Unaffiliated customers	4,301	2,630	1,251
Intersegment sales	67	294	239
	4,368	2,924	1,490
Corporate:
Intersegment sales	1,497	93	285
Intersegment eliminations	(4,236)	(3,804)	(3,943)
Total net sales	27,678	25,843	31,469

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

20.	SEGMENT INFORMATION - continued

	Year ended March 31,
	2005	2006	2007
	$	$	$
Operating income (loss):
Metal stamping and Mechanical OEM	1,371	806	353
Electric OEM	202	12	277
Cameras and underwater products	(891)	(319)	142
Clocks and watches	(807)	388	(40)
Corporate expenses (net)	(144)	(285)	(346)
Total operating income (loss)	(269)	602	386

Interest expense:
Metal stamping and Mechanical OEM	100	126	210
Electric OEM	6	4	29
Clocks and watches	4	4	3
Total interest expense	110	134	242

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	647	638	601
Electric OEM	113	220	259
Cameras and underwater products	88	13	9
Clocks and watches	214	216	45
Corporate assets	86	3	25
Total depreciation and amortization	1,148	1,090	939

Capital expenditure:
Metal stamping and Mechanical OEM	813	471	1,276
Electric OEM	88	36	491
Cameras and underwater products	85	-	-
Clocks and watches	123	167	97
Corporate assets	6	-	67
Total capital expenditure	1,115	674	1,931

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)
	As at March 31,
	2006	2007
	$	$
Identifiable assets:
Metal stamping and Mechanical OEM	13,100	13,556
Electric OEM	3,198	7,089
Cameras and underwater products	680	865
Clocks and watches	1,764	708
Corporate assets	149	196
Total identifiable assets	18,891	22,414

Long-lived assets:
Metal stamping and Mechanical OEM	1,895	2,467
Electric OEM	641	1,314
Clocks and watches	251	159
Corporate assets	-	40
Total long-lived assets	2,787	3,980

All of the Company's sales are co-ordinated through its head office in Hong Kong. The Company considers revenues generated from physical location of customers and the breakdown by destination is as follows:

	Year ended March 31,
	2005	2006	2007
	$	$	$
Net sales:
Hong Kong and China	17,284	13,981	16,754
Other Asian countries	387	524	204
Europe	8,517	10,298	13,118
USA	1,096	978	1,261
Others	394	62	132
	27,678	25,843	31,469

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

20.	SEGMENT INFORMATION - continued

The locations of the Company's identifiable assets are attributed to the location of identifiable assets and the breakdown by destination is as follows:

	March 31,
	2006	2007
	$	$

Hong Kong	10,653	12,171
China	7,751	9,654
Europe	144	105
USA	343	484
	18,891	22,414

* * * * * *

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited, (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association, as filed on November 2, 2005.

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

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

4.7
Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

4.8
Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

4.9
Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

4.10
City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.11
City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.12
Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.13
Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.14
Share Purchase Agreement, dated as of September 16, 2006, between Kienzle Time (H.K.) Limited and Highway Holdings Limited, on the one hand, and Wong Wai Chung, Peter, Wong Yuk, Paul, Wong Wai Yung, Augustine, and Wan Chi Cheong on the other hand, regarding the purchase of Golden Bright Plastic Manufacturing Company Limited.

4.15
Rental Contract between Huayu Clothes & Costumes Manufacturing Factory of Wu Xi, Zhuang Wenhua, and Miao Guokang as Lessors, and Kayser (WuXi) Metal Precision Manufacturing Limited, dated January 28, 2007 regarding the rental of the Wuxi facilities.

4.16
Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Ping Hu Golden Bright Plastic Manufacturing Ltd., dated June 15, 2002, regarding the rental of Golden Bright’s facilities.

4.17	Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory.

4.18	Supplementary Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory.

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent Of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ PO S. FONG
Po S. Fong Chief Financial Officer and Secretary

Date: June 29, 2007