Form 20-F
period 2008-03-31
HIGHWAY HOLDINGS LTD
filed 2008-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008.

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

Chief Financial Officer
telephone: (852) 2344-4248
fax: (852) 2343-4976
po.fong@highwayholdings.com
At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Title of each class
Common Shares, $0.01 par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,819,900 Common Shares were outstanding as of March 31, 2008.

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

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

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

CONVENTIONS

Highway Holdings Limited operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB” and “Renminbi” are references to the legal currency of China.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2008 and the balance sheet data as of March 31, 2008 and 2007 are derived from our consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2005 and 2004 and the balance sheet data as of March 31, 2004, 2005 and 2006 were derived from the Company’s audited financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information (In thousands, except per share amounts):

	2004	2005	2006	2007	2008
Statement of Operations
Net sales	$25,356	$27,678	$25,843	$31,469	$33,164
Gross profit	5,094	5,130	4,243	6,236	5,074
Operating income (loss)	875	(269)	602	386	(2,277)
Net income (loss)	982	(152)	42	594	(1,921)
Dividend declared and paid (1)	237	323	1,389	1,288	132
Per share amounts
Net income (loss)-basic	$0.32	$(0.05)	$0.01	$0.16	$(0.50)
Net income (loss)-diluted	$0.30	$(0.05)	$0.01	$0.16	$(0.50)
Dividend declared & paid (1)	0.08	0.10	0.40	0.36	0.035
Weighted average number of shares:
Basic	3,030	3,260	3,465	3,636	3,810
Diluted	3,258	3,260	3,544	3,690	3,810

Balance Sheet Data
Property, plant and equipment, net	$3,780	$3,473	$2,787	$3,980	$3,646
Working capital	8,774	9,850	9,960	8,944	7,556
Total assets	18,688	20,100	18,891	22,414	20,490
Long term debt	385	967	803	1,133	833
Shareholders’ equity	12,842	13,058	12,274	12,167	10,394
____________
(1)	Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, that may affect future results and the market price of the Company’s Common Shares. The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises. All of the Company’s operations are currently dependent on its manufacturing operations conducted at four facilities in China. The principal facility, at which over 70% of the Company’s operations were conducted during the fiscal year ended March 31, 2008, is located in Long Hua, Shenzhen, China. Pursuant to its six leases (the “Premises Leases”), the Company utilizes approximately 450,000 square feet of space for manufacturing operations and dormitory facilities at the site of its principal factory complex in Long Hua, Shenzhen. The Company’s operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). The Premises Leases currently expire on February 28, 2009, and may be terminated by either the Company or the landlord upon six months notice to the other party. The Company currently is negotiating with its landlord to extend the term of the Premises Leases, but has not to date entered into any extension. The Company currently believes that it will be able to reach an agreement with its landlord to extend the term of the Premises Leases, although no assurance can be given that such an agreement will be reached or that any such agreement will be on terms favorable to the Company. However, in the event that the Company is unable to renew the Premises Lease or is unwilling to do so under the landlord’s new terms, the operations of the Company at its largest facility will have to be relocated to other, as yet unidentified, facilities. The Company believes that other suitable alternative facilities are available to the Company in or near Long Hua, Shenzhen, on terms that equal to, or better than the terms of the Premises Leases should the Company not be able extend the Premises Leases. However, any such relocation of the Company’s principal manufacturing facilities to alternative facilities would be costly, could materially disrupt the Company’s operations, would result in the Company having to pay increased fees (including higher customs deposits) and costs, and would adversely affect the Company’s operations, its business, and its financial condition during the relocation and for at least one year thereafter. Accordingly, unless the Company is able to renew or extend the Premises Leases, the expiration of the Premises Leases would have a material adverse affect on the Company’s operations and financial condition in the near future.

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

The Company also is a party to an agreement with the Shenzhen City Longang District Foreign Economic Development Limited regarding the operations of its Golden Bright Plastic Manufacturing Company Limited subsidiary in Pinghu Lisu, and an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau regarding the He Yuan facility that, in substance, is similar to the BFDC agreements. The Company’s agreement for the Pinghu Lisu facility expires in 2020, and the agreement regarding He Yuan expires in 2009.

The BFDC Agreements concerning the Long Hua facilities, the agreement with Shenzhen City Longang District Foreign Economic Development Limited regarding the Golden Bright operations in Pinghu Lisu, and the agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau regarding the He Yuan facility (collectively, the “Operating Arrangements”) are dependent on the Company’s continuing good relationship with the designees of the local government. In the event of a dispute involving these government agencies involving the Operating Arrangements, the Company could have difficulty trying to enforce its rights under these agreements because the parties to the agreements are Chinese governmental agencies. The Company’s operations and prospects would be materially and adversely affected if the governmental parties to the Operating Arrangements do not honor the current agreements under the Operating Arrangements.

To date, the Company, the BFDC, Shenzhen City Longang District Foreign Economic Development Limited, and the He Yuan Foreign Trade & Economy Cooperation Bureau have been dealing with each other on terms different in certain respects from those contained in their respective Operating Arrangements. There can be no assurance that neither the BFDC, Shenzhen City Longang District Foreign Economic Development Limited nor the He Yuan Foreign Trade & Economy Cooperation Bureau will insist upon a change in the current practices so as to require stricter adherence to the terms of their agreements, which strict adherence could be less favorable to the Company than the practices currently in effect. If the Company were required to adhere to the terms of the Operating Arrangements, the Company’s business and results of operations could be materially and adversely affected.

Recent Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices in China, and in Shenzhen in Particular, Have Significantly Increased the Costs and Risks of Doing Business. As further described in this Annual Report, the Chinese government has recently changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration--in particular, requirements leading to life long employment), environmental regulations, and safety regulations for buildings and workers. In addition, increased taxes (including higher customs duties and fees), significant increases in raw material prices, increases in the Company’s funds deposited with the government (which could increase up to $1 million in 2008), and the fluctuating exchange rate between the renminbi and the U.S. dollar have also contributed to a major increase in the cost of doing business in China. The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations. Although the foregoing changes materially and adversely affected the Company’s financial results for the fiscal year ended March 31, 2008, the Company believes that its financial strength, its high-quality operations, and its current business plan will allow it to remain viable, and even grow, as these new changes are being implemented in China. However, no assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper.

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

Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies. Certain parts of China, including the Company’s facilities in Long Hua, Shenzhen, have in the past experienced severe shortages of electricity and water, which could negatively affect the Company. During the past fiscal year, the Company has experienced both water and electricity shortages, which have caused the Company to supplement its electricity needs through its diesel electricity generators. All of these factors have increased the cost and risks of doing business in China and negatively affected the Company’s on-going operations.

Further Revaluation of Renminbi Yuan. As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. The United States and certain European countries have been calling for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB. In response to the demand for a revaluation of the renminbi, the Chinese government has on several occasions since 2005 permitted the RMB to appreciate in value (over 15% of cumulative appreciation to date). There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company’s financial results. Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and have a material negative effect on its operations, sales and financial results.

Recent changes in the China’s labor laws negatively affect the Company’s operations and increase its operating costs. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. As a result, the Company has incurred certain operating losses as its cost of manufacturing increased. The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers. In addition, under the new law, employees who either have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn. The changes in the labor laws directly contributed to four strikes that affected three of the Company’s manufacturing facilities, caused other labor slow-downs, required to the Company to make significant financial payments and concessions to its worker, and has resulted in the filing of 94 labor claims by employees against the Company (resulting in a possible aggregate liability to the Company of $510,000). Although the Company has established a $510,000 reserve for this potential liability in the financial statements for the year ended March 31, 2008, these claims have materially contributed to the net losses incurred during that fiscal year. No assurance can be given that the Company will not in the future be subject to additional strikes or that it will not have to make other payments to resolve future labor issues caused by the new laws.

Uncertain Legal System and Application of Laws. The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. While China has a comprehensive system of laws, the application of these laws by the existing regional and local authorities are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. For example, the Company and other companies have periodically been taxed on foreign currency bank transfers, which taxes can be substantial. In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations. Recently, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region. While the Company has, to date, been able to increase its compliance with the regulations and operate with the newly enforced rules and business practices, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

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

Current Tax Benefit for the Company’s Chinese Subsidiary. The Company’s Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary was incorporated in the PRC and commenced operations in November 2006. As a result, the subsidiary currently qualifies for a two year tax holiday and is entitled to a 50% reduction for the next three years (through 2010). There is no assurance that the Chinese government will not cancel or revise this tax holiday before 2010. To date, Kayser (Wuxi) Metal Precision Manufacturing Limited has not been able to generate any profit and has not been able to utilize these tax benefits.

Tax Risks of Operating in China. Although the Company’s principal operations in Long Hua, Shenzhen, China are not taxed, the Company’s other operations are subject to certain locally imposed taxes. The imposition and amount of these taxes often is uncertain and unpredictable. For example, the Company was previously informed that its operations in He Yuan would be treated substantially the same as those in Shenzhen and, therefore, would not subject to local taxation. However, during the past year the Company was told that its operations in He Yuan would, in fact, be taxed. Although the operations in He Yuan were not profitable, and therefore, should not have been taxed, the local authorities nevertheless imposed a tax based on their estimates of the Company’s He Yuan profits despite the fact that the Company paid the required He Yuan subcontract license fees. These unexpected taxes and levies could detrimentally affect the Company’s cost structure in China and its future results from operations.

In addition, the Company is not required to withhold taxes in China for its Hong Kong based employees who reside less than 183 days in China. While the Company carefully monitors the amount of time that its affected employees spend in China, an inadvertent violation of the employment restrictions in China by some of the Company’s employees could expose the Company to significant additional taxes in China.

Recent Turbulent Relations with the United States. Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including the controversies over the protection in China of intellectual property rights that have threatened the business relations between the countries. These strains on U.S./China relations could affect the ability of foreign companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

Labor Shortages and Employee Difficulties. One of the principal economic advantages of locating the Company’s operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China’s one-child policy, the Company has recently experienced some difficulty in filling its labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are severe labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. The Company has also experienced labor shortages in the past as a result of road and weather conditions and natural disasters. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations.

China’s strict, communist era labor laws are difficult to comply with and costly to implement. In addition, the Chinese government has made sweeping changes to labor laws, including increasing minimum wages, limiting overtime hours, permitting workers to join labor unions, permitted workers to sue their employers to enforce labor law violations, and requiring employers to provide other employee benefits. As a result of the foregoing labor law changes, the cost of hiring workers has substantially increased, which has negatively affected the Company’s cost advantage it enjoyed compared to non-China manufacturers. Employers found to be violating these labor rules are often severely penalized, partly in order to intimidate other companies into compliance. The strict enforcement of the labor laws, combined with the shortages in the available labor pool, have increased the Company’s costs of finding, hiring, paying, and otherwise providing for employees.

Risks Related to Operations

Significant Financial and Operational Risks Related To Opening Additional Facilities in China. As a result of the acquisition of one company and the establishment of two other facilities, the Company now has operations in four separate locations in China. The cost of acquiring, establishing, refurbishing, upgrading and integrating these new facilities has been substantial and has negatively affected the Company’s earnings and financial condition for the fiscal years ended March 31, 2007 and 2008. For example, in 2006 the Company acquired Golden Bright Plastic Manufacturing Company Limited, a company engaged in the business of the manufacture and supply of plastic parts and products. The significant expenses that the Company has incurred to date as a result of the Golden Bright acquisition (including due diligence expenses, integration costs, the cost of upgrading certain machinery and equipment at Golden Bright’s facilities, and the significant costs incurred to upgrade and integrate the financial and accounting systems of Golden Bright with those of the Company) have to date reduced the Company’s overall cash flow and earnings. Furthermore, during the March 31, 2008 fiscal year, the Golden Bright employees disrupted the Company’s operations with work slow downs and general strikes, and made demands for the Company to terminate their existing employment agreements and rehire them under new employment agreements that would have resulted in large severance payments mainly based on their prior years’ of employment. The Company made payments of approximately $290,000 to settle these demands. While the Company was able to charge a majority of the unexpected expenses back to the previous owners of Golden Bright by reducing the purchase price, such work disputes led to a loss of sales turnover, which eventually resulted in a majority of the Company’s previous customers moving their business away from the Company, effectively reducing the sales volume to less than half of the sales prior acquisition.

The acquisition and establishment of the other operations during 2006 (such as the tool making equipment the Company purchased from Kyoei Bright) have likewise negatively affected the Company’s earnings and cash position. While the Company believes that the acquisition of Golden Bright and the Kyoei Bright equipment have significantly enhanced the economic value and operating capabilities of the Company’s plastics operations, and that these acquisitions will significantly contribute to the future growth of the Company and the expansion of the Company’s growing plastics manufacturing operations, to date, these acquisitions have negatively affected the Company’s net income and financial condition. Although the Company believes that these new acquisitions are on a path to profitability, no assurance can be given that these new acquisitions will, in fact, become profitable or will otherwise improve the Company’s overall operations, business or future profitability. The Company may, in the future, acquire additional businesses, or may establish additional facilities, which additional facilities may likewise have a negative impact on the Company’s short-term cash position and on its results of operations.

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers, including Fong Po Shan, Satoru Saito, May Tsang Shu Mui, and Quan Vinh Can (Joseph). Although the Company has employment contracts with the foregoing persons, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of either of the foregoing persons would have a material adverse effect on the Company’s business and operations. Mr. Kohl’s employment agreement expires in March 2009. The Company currently owns a life insurance policy for Mr. Kohl in the amount of $2,000,000, but otherwise does not carry key man life insurance on either of its officers or key managers.

Dependence on Credit Facilities. The Company currently obtains financing through credit facilities provided by the Hong Kong and Shanghai Banking Corporation Limited (HSBC), by DBS Bank (Hong Kong) Limited, and by Overseas-Chinese Banking Corporation Limited. These credit facilities in the aggregate provide the Company with up to $7,134,000 of financial resources. Although the Company, to date, has financed its working capital needs primarily through cash generated from its operations and from its internal financial resources, as a result of its recent operating losses, the increasing amount of customs and other deposits the Company is required to maintain with governmental agencies, the faster payment demands of its vendors and the slower payment made by its customers, the Company expects to utilize more of its credit facilities in the future and is more dependent upon those credit facilities. Should these credit facilities not be available to the Company, or should the amounts be reduced or otherwise restricted, the Company’s ability to fund its working capital and other needs would negatively impacted, which could materially and adversely affect its operations and business. No assurance can be given that the Company’s lenders will continue to provide the Company with the credit facilities that it will need in the future.

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

The Company is Increasingly Financially Dependent Upon a Few Major Customer. Historically, a substantial percentage of the Company’s sales has been to small number of customers. The Company’s current business plan calls for reducing the number of smaller clients and shifting the Company’s sales and operations to a fewer, large customers. During the years ended March 31, 2006, 2007 and 2008, the Company’s sales to its three largest customers for such periods accounted for approximately 51.3%, 46.9% and 46.1% of net sales respectively. See “Business—Major Customers.” The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, most of the Company’s revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time. In addition, with fewer, larger customers, the Company’s operations have become more dependent upon fewer customers and would be more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2006, 2007 and 2008, accounts receivable from the five customers with the largest receivable balances at year-end represented 76.6%, 44.9% and 61.0% of the total outstanding receivables, and the largest customer’s accounts receivable represented 33.1% of the Company’s total receivables as of March 31, 2008.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has at times during the past few years had to reduce its price and its operating margins. In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases. This has led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has at times lost manufacturing contracts because of its price increases, which has negatively affected the Company’s net sales and lowered its market share. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong’s shipping port and business/banking facilities. However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations was cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. Recent events in China have significantly increased the cost of operating in China, including changes in labor laws, changes in environmental regulations and in the enforcement of such regulations, increases in safety regulations, and a general increase in the cost of doing business have all collectively significantly eroded the advantages of operating in China. No assurance can be given that the Company will continue to be able to compete effectively against companies outside of China in its principal businesses.

Continuing Dependence on the Long Hua, Shenzhen, Factory Complex. Until July 2005, all of the Company’s operations in China were based at a single facility in Long Hua, Shenzhen. In July 2005 the Company opened a second, smaller manufacturing facility, in He Yuan, China. In 2006, the Company also commenced operations at a small manufacturing facility in Wuxi, China, and purchased a plastic products manufacturer in Pinghu, approximately 15 kilometers from the Company’s main facility in Long Hua. As a result, at March 31, 2008, the Company was operating at four locations. However, despite these new sites, over 70% of the Company’s estimated operations for the current fiscal year ending March 31, 2008 are expected to be generated from the Long Hua, Shenzhen facility. Accordingly, the Company is still dependent upon its principal Shenzhen facility and will remain so despite the new facilities. The Company’s leases for its Long Hua facilities under the Premises Leases that expire in February 2009. Unless the Premises Leases are renewed or extended, the Company could be forced to relocate these facilities in 2009. The Company is currently in negotiations to extend or renew the Premises Leases, although no assurance can be given that the Company will be able to reach an agreement with its landlord. Although the Company believes that other suitable facilities are available near the current Long Hua facilities that it could lease on terms that are equal to, or more favorable to the Company than the Premises Leases, the relocation of its largest facility would be costly, could materially disrupt the Company’s operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $30,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects. Although the Company has diversified its operations with the new He Yuan, Wuxi and Pinghu facilities, the Company will continue to be principally dependent upon the Long Hua in the near future.

The Company’s Operations May be Significantly Disrupted and Negatively Affected if The Company Relocates its Manufacturing Facilities. The Company’s facilities leases in Long Hua, Shenzhen, expire in February 2009, and it is uncertain whether the Company will be able to obtain a new lease from its landlord. The Company has investigated relocating its facilities to a new facility, either elsewhere in, or outside of Long Hua, Shenzhen if the Premises Leases are not extended or renewed and believes that suitable alternate facilities are available. However, if the Company does relocate its facilities in 2009 (voluntarily or otherwise), its entire operations, including its business, its manufacturing operations, and its relationships with clients and local government offices and landlords, will be adversely affected while the Company disassembles, moves and reinstalls its equipment and manufacturing capabilities. Any such disruption could affect the Company’s relationship with its vendors and customers. In addition, the Company will incur significant expenses in relocating its entire facilities and, in all likelihood, will have to significantly increase the amount of customs deposits it has be keep with the governmental authorities. All of the foregoing factors related to any relocation are expected to negatively impact the Company’s revenues and financial position during the fiscal year in which the relocation occurs and for an unknown period thereafter.

The cost of purchasing components has been increasing and could increase further, thereby negatively affecting the Company’s margins and operating results. The Company purchases many of the components used in manufacturing its products. An estimate of the cost of these components is included in the price that the Company quotes to its customers. However, the Company does not have written agreements with most of its suppliers of components. This typically results in the Company bearing the risk of component price increases because the Company may be unable to procure the required materials at a price level necessary to generate anticipated margins. Recently, the cost of many components has increased substantially. Accordingly, increases in component prices could materially and adversely affect the Company’s gross margins and operating results.

Fluctuation in Foreign Currency Exchange Rates. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. In prior years, the Company’s exposure to currency fluctuations was limited because most of its sales were denominated in either U.S. or Hong Kong dollars. However, as a result of its increasing sales to European customers, many of which are paid in Euros, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. The Company’s financial results have, from time to time, been affected by currency fluctuations. Although the Company recognized a net foreign currency exchange gain of $283,000 for the fiscal year ended March 31, 2008 due to the appreciation of the value of the Euro compared to the U.S. dollar, a decrease in the value of the Euro could result in a future currency exchange loss. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands, has its executive and administrative offices in Hong Kong, and has all of its manufacturing facilities in China. The Company sells its products to customers in Hong Kong, North America, Europe, and Japan. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

The New ROHS Regulations May Affect the Company’s Operations And Expose It To Liability. The European Union and Japan have adopted, and other major markets are considering adopting, the Restriction on Hazardous Substances (“RoHS”) rules and regulations that prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury). RoHS directives took effect in July 2006. Certain of the toxic materials on the RoHS banned list have previously been used, and may currently still be used in the manufacture of products that we purchase or that we supply to our customers. The Company’s European and Japanese customers have required that the Company comply with the new RoHS rules and regulations and that the Company give its customers assurance that the products and parts delivered by the Company are RoHS compliant. In the event that the Company cannot produce products that are RoHS compliant, it will lose sales of those products. In addition, there is a risk that shipments of our products may be seized and, if found to be non-compliant, that the we may be fined. Although the Company is attempting to comply with all of the new rules, and it is requiring that its parts suppliers comply with the new rules, no assurance can be given that the Company will be fully compliant or that its suppliers will correctly certify that the materials that they supply to the Company are compliant. Manufacturing products in compliance with RoHS will require the Company to incur additional manufacturing and administrative costs. However, failure to comply with the RoHS rules could result in the loss of sales, the loss of customers, and financial penalties. Since these rules have not yet been fully implemented, the costs and additional burdens on our business and operations of the RoHS rules and regulations are uncertain, but could be substantial.

Future acquisitions or strategic investments may not be successful and may harm the Company’s operating results. As part of its strategy, the Company has in the past acquired or established smaller facilities in China, and it may do so in the future. For example, during the past three years, the Company has established three new manufacturing facilities in China in He Yuan, Wuxi and Pinghu. While the Company believes that its recent acquisition of Golden Bright Plastic Manufacturing Company Limited will in the longer term substantially contribute to the Company’s overall sales, profitability and development, to date that acquisition been a drain on the Company’s financial and other resources. To date, the Company has had to invest substantially more than it anticipated in restructuring Golden Bright and in resolving that subsidiary’s numerous employee, managerial and operational problems. Future acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

•
The assumption of unknown liabilities, including employee obligations. Although the Company normally conducts extensive legal and accounting due diligence in connection with its acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material. For example, the Company could become subject to penalties due to the prior non-compliant practices of an acquired business under law, rules and regulations that most companies operating under agreements with the BFDC did not follow with the tacit approval of the local authorities. Many of the Company’s employee related problems during the past fiscal year were the result of labor issues related to its acquisition of Golden Bright.

•
The Company may become subject to significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

•	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

•	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with its operations.

•	Future acquisitions could divert the Company’s capital and management’s attention to other business concerns.

•	The Company many not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

Risks Relating to Hong Kong

Political and Economic Developments Affecting Hong Kong. The Company’s registered offices and sales offices and several of its principal customers and suppliers are located in Hong Kong. Accordingly, the Company may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international, political and economic relations. Pursuant to a Joint Declaration (the “Joint Declaration”) signed between the governments of China and Britain on December 19, 1984, China recovered sovereignty over Hong Kong on July 1, 1997. Although the Joint Declaration provides Hong Kong with a high degree of legislative, judicial and economic autonomy (except in foreign and defense affairs), there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong and that the Company’s financial conditions and results of operations will not be adversely affected as a consequence of these events.

A substantial portion of the Company’s net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar. Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.78 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to re-value the Hong Kong dollar. All dollar amounts (“$”) set forth in this Annual Report are in U.S. dollars. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government. While the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs significant amount of its expenses in Hong Kong dollars and generates its revenue’s primarily in U.S. dollars and Euros. As a result, the Company would be negatively affected if the value of the Hong Kong dollar were to appreciate. An appreciation of the Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company’s business and results of operations.

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

Failure to establish and maintain effective internal controls over financial reporting could have a material and adverse effect on the accuracy in reporting our financial results or preventing fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report.  In addition, commencing with the fiscal year ending March 31, 2010, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our company’s internal control over financial reporting. Because of the difficulty in hiring and keeping highly qualified accounting personnel (which have been exacerbated by the recent acquisitions of the Golden Bright and Wuxi facilities), management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. Moreover, even if management concludes that the Company’s internal control over financial reporting is effective, the Company’s independent registered public accounting firm may issue a report that is qualified if such firm is not satisfied with the Company’s internal controls over financial reporting or the level at which those controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from the Company. In addition, during the course of such evaluation, documentation and testing, the Company may identify deficiencies which the Company may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares.

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition. To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies. Except for the provisions of Section 404 of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to attest to our internal controls, all of the provisions of that act that will apply to the Company must now be implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects. Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will continue to be a significantly burden on the Company’s legal, financial and accounting costs, and the Company expects these increased costs to continue in the current fiscal year ending March 31, 2009.

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

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China, where the metal stamping and the Company’s other operations have been conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). As a result of the BFDC Agreements, the Company’s Long Hua operations are provided with manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company pays management fees, based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex.

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

In 1997, the Company purchased substantially all the assets of Kienzle Uhrenfabrik GmbH (“Kienzle Uhren”), a clock and watch manufacturer that traces its origin back to 1822 in Germany, that was at the time in receivership. The purchase included the trademark to the “Kienzle” name and the equipment, machinery, tools, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the assets of Kienzle Uhren were dismantled, packed and shipped from Germany to the Company’s facilities in Hong Kong and China. Thereafter, the Company commenced manufacturing clocks for third parties for sale under various brand names (such as Braun, Swatch, and Casio), as well as clocks for the Company’s own account (which clocks were sold under the Company’s own “Kienzle” brand name). During the fiscal years ended March 31, 2003 and 2004, the Company has also licensed the “Kienzle” mark for use with various other products in Europe, which products were manufactured by others. The Company also manufactured and sold watches, both under its “Kienzle” brand name and for sale under other labels. However, as with the camera operations, because of the clock and alarm features of mobile telephones, the market for clocks and watches has significantly decreased and become extremely price competitive. As a result, in fiscal year ended March 31, 2006, the Company sold all of its rights to the “Kienzle” trademark for an aggregate purchase price of $2,160,000 and terminated most of its clock and watch operations. The Company now only manufactures clocks and watches on a limited basis as an OEM manufacturer for third party clock/watch companies.

Revised Business Strategy—Increase In Manufacturing Capabilities and Facilities

During the fiscal year ended March 31, 2006, the Company completed a major restructuring and reorganization of its operations, which reorganization resulted in the termination of virtually all of the Company’s camera and clock/watch manufacturing operations as well as selling off the “Kienzle” trademark and related manufacturing and trading operations. In connection the restructuring, the Company wound down its marketing office in Germany (the office in Germany is being formally closed this year).

The principal goal and outcome of the reorganization was to terminate the Company’s unprofitable camera and clock/watch manufacturing and marketing operations, and to shift the Company’s resources and focus primarily to its OEM manufacturing and ODM design operations. As an integrated OEM manufacturer of metal, plastic and electric parts, components, subassemblies and competed products, the Company’s manufacturing capabilities have improved and evolved over the past few years, and it is now able to manufacture complete subassemblies and products for its customers. Unlike most of its smaller competitors in Shenzhen that can either (i) only manufacture metal parts or (ii) only manufacture plastic and electric parts, the Company has the ability to manufacture and assemble high quality components, subassemblies and products that require all of the foregoing metal, plastic and electric manufacturing capabilities. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and diversifying is manufacturing locations to take advantage of cost and logistical advantages. During the past three years, the Company has taken the following steps to achieve these goals:

1. Additional Facilities. In addition to its principal manufacturing facility in Long Hua, Shenzhen, the Company has established three new manufacturing facilities in China in He Yuan, Wuxi and Pinghu.

He Yuan. In July 2005, the Company established a new, smaller facility in He Yuan, China, which commenced operations in November 2005 and currently employs about 94 employees in its light fixture manufacturing operations. The He Yuan facility was established in order to evaluate the costs, benefits and difficulties of operating a large facility at He Yuan. The Company is currently leasing its 3,500 square meter facilities in He Yuan. He Yuan is located about 180 kilometers from the Company’s Long Hua, Shenzhen, facility. The Company’s operations in He Yuan have, to date, produced mixed results. While the Company still is not certain whether it should commit to maintaining the He Yuan facility, the economic benefits of the He Yuan facility have recently adversely changed as a result of He Yuan’s determination to tax the Company’s operations in He Yuan in addition to the subcontract license fee the Company is paying.

Wuxi. In December 2005, the Company also incorporated Kayser (Wuxi) Metal Precision Manufacturing Limited under the laws of China. The new Chinese subsidiary was established in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. Unlike the facilities in Shenzhen and He Yuan, because it is a Chinese company, the Wuxi subsidiary is able to sell its products in China to Chinese purchasers for use in China. The Wuxi subsidiary was established for the purpose of accessing the growing business opportunities in the Shanghai region and to serve the large number of European and Japanese OEMs in the region, most of whom require local delivery. The Wuxi subsidiary was established by the Company by purchasing the assets and business of an existing local manufacturing operation. During the fiscal year ended March 31, 2008, the Company completed the terms of the acquisition by transferring rights equivalent to a 29% stake in its Kayser Wuxi subsidiary to two shareholders. However, because of the substantial difficulties and exceptionally high costs involved in evaluating non-cash investments, the Company has not yet formally transferred 29% of the stock of the Wuxi subsidiary to the two shareholders, and the Company currently officially still owns 100% of the shares of the Wuxi local foreign invested company. Accordingly, the Company, currently owns a 71% financial interest in the Wuxi subsidiary and the two others hold a 29% financial interest. The Wuxi facility currently employs approximately 44 employees. Kayser Wuxi has, to date, operated at a negative cash flow. As a result, the Company is considering alternatives for increasing the amount of operations conducted at that facility, is planning on increasing marketing efforts for that facility, and is evaluating other alternatives if the operations do not improve.

Pinghu. In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a company primarily engaged in the business of the manufacture and supply of plastic parts and products. Golden Bright Plastic Manufacturing specializes in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly. Golden Bright produces components, subassemblies and finished products for its OEM customers. Golden Bright is located in Pinghu, approximately 15 kilometers from the Company’s principal facilities in Long Hua, Shenzhen. The Golden Bright facility currently employs approximately 237 employees at a 14,600 square meter facility. The Company purchased the shares of Golden Bright for an initial cash payment of $514,000 (HK $4,000,000) and subsequent additional payments of up to approximately $1.0 million, subject to certain performance measures, payable over a three-year period. The purchase price payments are as follows: (i) $514,000 (HK $4,000,000) was paid at the closing in September 2006; (ii) Subject to the satisfaction of certain conditions, the Company is obligated to make three equal additional payments of $171,333 totaling $514,000 (HK $4,000,000) in September 2007, September 2008 and September 2009; and (iii) A final contingent purchase price payment of $514,000 (HK $4,000,000) is due in September 2009 if certain additional contingencies are met. As security for the obligation of the Company to make the foregoing final contingent $514,000 (HK $4,000,000) purchase price payment, the Company issued 128,534 of its common shares to the sellers, which shares were to be held in escrow by an escrow agent. The operations of Golden Bright were severely affected by the labor strikes that affected the Company during the fiscal year ended March 31, 2008, and the Company incurred more than $100,000 of costs related to these undisclosed employee liabilities. As a result, the previous owners of Golden Bright were not able to meet all of the conditions required to earn the September 2009 purchase price payment, and the third payment secured by 128,534 escrowed common shares will not become payable (the 128,534 shares that were held in escrow by an escrow agent have been returned to the Company and will be cancelled). The undisclosed liabilities that the Company assumed in the Golden Bright acquisition also triggered Golden Bright’s previous owners’ responsibility for these undisclosed liabilities pursuant to the terms of the acquisition.

2. Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs, the Company has been upgrading the design and manufacturing equipment at its facilities. During the past two years, the Company made significant investments in new tool making equipment, including the purchase of seven state-of-art machines for use at the plastics manufacturing facilities at Golden Bright and the purchase of new stamping machines, spectrum analyzers and robotic equipment. The new Golden Bright equipment included five CNC tooling machines, one CNC measurement machine, and one electronic injection molding machine. Concurrently, the Company entered into a cooperation agreement with Kyoei Engineering Co. Ltd., a Japanese company, for the use and operation of this equipment. Pursuant to the cooperation agreement, the Company has agreed to permit Kyoei Engineering to utilize the measurement equipment for up to 50 percent of the available operating time, calculated weekly, during normal business hours, for its own purposes and benefit, provided that Kyoei Engineering supplies a full-time Japanese engineer to operate the machinery for both the Company and Kyoei Engineering. The Company also intends to purchase additional equipment that will increase the automation of certain of its manufacturing processes in order to reduce the effect that the recent increases in labor costs and to reduce the Company’s dependence on short-term workers.

During the fiscal years ended March 31, 2007 and 2008 the Company’s total investment in new equipment and machinery was approximately $2,137,000 and $330,000, respectively, and the Company currently anticipates investing an additional $500,000 in new equipment and machinery this fiscal year ending March 31, 2009.

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

As a result of the foregoing strategic changes, the Company’s OEM manufacturing business and operations have expanded significantly beyond merely manufacturing and assembling metal parts used in subsystems or other products. Under its revised business strategy, the Company now manufactures a wider variety of parts and components for its European OEM customers, including, for example, ballast casings for fluorescent lighting, stepping motors, dishwasher and washing machines water control assemblies, turbines for vacuum cleaners, air pumps, wireless chimes, coils for induction generators, complete lighting fixtures, ventilation units, LED lights, waterproof camera housings as well as various functional units such as hinges, and stands and spring pack assemblies for photocopiers, laptop computers and flat panel monitors.

Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers. All of the Company’s manufacturing activities are currently conducted in four locations in China. The Company’s principal, and oldest factory complex is located in Long Hua, in Shenzhen, China, at which the Company currently employs approximately 1,030 employees in all areas of its operations. In July 2005, the Company established a new, smaller facility in He Yuan, China, which commenced operations in November 2005 and currently employs about 94 employees in its light fixture manufacturing operations. In 2006, the Company commenced operations at its new Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. The Wuxi facility currently employs 44 persons. In September 2006, the Company acquired Golden Bright Plastic Manufacturing Company Limited, a company primarily engaged in the business of the manufacture and supply of plastic parts and products. The Golden Bright facility employs approximately 237 persons.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which products are used by the Company’s customers in the manufacturing of such products as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, clocks, automobile accessories, vacuum cleaners, light fixtures and dishwasher and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The metal manufacturing services include metal stamping, spray painting, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German, American and Chinese nationals; (ii) its comparatively low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM clients and retain its existing clients. For example, the Company is now capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller metal stamping operations with which it used to compete in Shenzhen, the Company has adopted a plan to shift its focus from smaller, simple metal stamping projects for which the Company competes solely on price, to the manufacture of more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company’s new focus is on manufacturing more customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated and multi-disciplinary capabilities, the Company believes that it will be able to increase its revenues while regaining reasonable gross margins. The Company believes that its restructured strategy will lead to additional business opportunities which will increase the utilization ratios of its facilities.

Although the Company has divested itself of its principal clock and watch manufacturing business, the Company still manufactures a complete clock series on an OEM basis for one internationally well known clock company. The Company also manufactures underwater digital camera casings and waterproof LED lights for various OEM customers. Neither the clock/watch sales, the camera casing sales nor the LED product sales represent a material part of its current business.

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. For the fiscal year ended March 31, 2008, approximately 96% of its revenues were derived from the metal, plastics and electric OEM manufacturing operations of the Company; the balance represented OEM sales of clocks and cameral products.

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

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. Recently, however, the Company has focused on manufacturing products for European (primarily German) companies. The Company also is actively attempting to expand its OEM business to U.S. based companies, and has to date established a small, but active, customer base in the U.S.

The Company’s Strategy

Management believes that the Company’s future growth and profitability depend on its ability to compete as a third party manufacturer.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal parts manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electronic and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing. For example, manufacturing stepping motors, just to mention one of the Company’s products, utilizes all of the Company’s capabilities, starting with mold and die making for the metal and plastic parts, metal stamping, deep drawing and plastic injection molding, electric coil winding, soldering, and assembling all the parts by using spot welding and riveting technologies. Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths. As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer. Management believes that the Company’s close relationships with its customers can increase the number of parts and services the Company provides to its customers. In addition, as more German and other European companies seek to establish a manufacturing base in China, the Company will provide manufacturing solutions for these European companies.

Expansion by acquisition, merger and other means: The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. During the past three years, the Company has established a new manufacturing facility in He Yuan and has purchased two existing manufacturing operations in Wuxi and in Pinghu, China. The Company continues to consider and evaluate other possible acquisitions, both in China and elsewhere to gain technology know how, additional management and technicians and an increased customer base.

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

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customer will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products. The Company uses various computer controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product. As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

The tool making process for metal parts generally takes between 14 to 60 working days depending on the size and complexity of the tool. Customers typically bear the cost of producing the tools and, as is customary in the industry, the customers hold title to the tooling. However, the Company maintains and stores the tools at its factory for use in production and the Company usually does not make tooling for customers unless they permit the Company to store the tools on site and manufacture the related parts.

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

Using separate shifts, part stamping and plastic molding can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese public holidays. Due to the strict quality requirements of customers, each machine is subject to stringent in-process quality controls; the Company’s quality control personnel inspect the products produced each hour and update in-process logs at each pressing machine in which they record the quantity produced, defect rate and product dimensions and specifications. When defects are found during production, the Company’s maintenance personnel inspect the tooling and the machine to determine which is responsible. If the tooling is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by a team of technicians from the Company’s tooling maintenance department. If the machine is the source of the defect, the machine is serviced immediately by the Company’s technicians and engineers. In a continuous effort to assure quality, all stages of the production process are closely monitored so that all equipment and tools can be well maintained.

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

Raw Material, Component Parts and Suppliers

The primary raw materials used by the Company to manufacture its metal stamped parts are various types of steel including pre-painted steel sheet, electrolytic zinc plated steel sheet, PVC laminated steel sheet and cold roll steel sheet. The Company selects suppliers based on the price they charge and the quality and availability of their materials. Often, the customer requires the Company to use specific suppliers. Many of the Company’s suppliers of steel operate through Hong Kong or China-based companies which deliver the materials directly to the site of the Company’s operations in China.

During the past few years, the price of metal and plastics raw materials has increased significantly, and there have been shortages for some materials. The Company estimates that the cost of some metal and plastic products increased during the past few years by between 10% and 100% on some materials. For example, during the last six months of the fiscal year ending March 31, 2008, certain steel prices increased by as much as 50%. The increase in raw materials prices has also increased the price of packaging. The increases in these prices has reduced the Company’s gross margins on some of its OEM manufacturing products. As a result of the significant, and mostly unexpected, increase in raw material prices, the Company has tried to pass on these price increases to its customers and the Company has refused to enter into certain longer-term, fixed price manufacturing agreements. The Company’s increases in the price it charges its customers, and its refusal to enter into longer-term fixed price agreements has, at times, resulted in some reduction of new purchase orders and strained relations with certain customers. However, the refusal to enter into certain longer term contracts has limited the Company’s losses. Furthermore, because the Company’s competitors have also been forced to increase prices and likely also have refused long term price agreements, the Company has been able to maintain its basic business and relationships with most of its customers.

The parts, components and products manufactured by the Company include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products. The Company manufactures many of these products, but also purchases many other products that it uses in its products. These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply. Under many of its prior OEM agreements, the Company did not have the right to change the price it charges its customers, despite increases in the Company’s cost of raw materials or the price of parts that the Company has to purchase. Nevertheless, many of the Company’s customers have, when cost increases are significant, after some delay, permitted the Company to change its pricing.

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck. Generally, the Company sells its products “free carrier” (“F.C.A.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong. To date the Company has not been materially affected by any transportation problems as it uses subcontract trucking services which have been readily available in the past. The Company’s transportation costs have, however, increased recently as a result of the world-wide increase in fuel costs. Similarly, recent improvements in the roads and highways in China have facilitated intra-China transportation. The Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and have been working continually to improve the flow of cross-border goods. In addition, the Company’s customers have recently elected to use the Shenzhen sea port rather than the port of Hong Kong. In considering establishing new manufacturing facilities for the Company, the Company may move away from Shenzhen and Hong Kong. However, any new facility that the Company considers must have good transportation connections to Hong Kong and other key delivery sites, although transportation costs may increase due to the additional distance to the delivery sites.

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

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to the customer in China, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, United States dollars and European Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2006, 2007 and 2008:
	Year Ended March 31
	2006	2007	2008
GEOGRAPHIC AREAS:
Hong Kong & China	54.1%	53.3%	49.6%
Europe	39.9%	41.7%	43.5%
Other Asian countries	2.0%	0.6%	0.7%
United States	3.8%	4.0%	5.9%
Others	0.2%	0.4%	0.3%

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

Major Customers

For the fiscal year ended March 31, 2008, three customers each accounted for more than 10% of the Company’s net revenues (or 46% collectively of the Company’s net sales). During the past few years, the Company has relied to a large extent on a few larger customers and on many smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s order decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace any of its major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements. However, customers often provide the Company with non-binding forecasts of their anticipated needs for the next year. Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods. Accordingly, until recently, backlog has not been meaningful to the Company’s business. As a result of the labor strikes and work slow-downs that the Company experienced during the past year, as of March 31, 2008 the Company had a significant backlog of unfilled orders, which orders it expects to satisfy during the first quarter of the current fiscal year. Sales of manufactured products to established existing clients are primarily on credit terms between 45 to 90 days with payment in Hong Kong dollars, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-60 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-60 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

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

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2008, Highway Holdings Limited owned twelve subsidiaries, ten of which were wholly-owned by Highway Holdings Limited; the Company owns 100% of the shares of, but only a 71% economic interest in, Kayser (Wuxi) Metal Precision Manufacturing Limited and owns 50% of the stock of Kayser Technik Overseas (Panama), a small trading company, which the Company holds in equal partnership with one of the previous customers from its camera business. However, the Company currently conducts its business primarily through eight of these subsidiaries, seven of which are incorporated in Hong Kong and the eighth is a Chinese company. The Company also still owns a subsidiary that is incorporated in Germany, but it no longer conducts any business through this subsidiary. For details regarding the names of these subsidiaries, the principal activities of subsidiaries, the country of their incorporation, and the dates of their organization, see Note 1 to the Consolidated Financial Statements appearing in Item 18 of this Annual Report.

Property, Plants and Equipment

British Virgin Islands

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong

The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its executive offices. These premises, consisting of approximately 1,912 sq. ft., are leased under a lease that expires in July 2011 and has a monthly rental cost of $4,172 per month.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $1,900 per month under an agreement that expires in December 2009.

China

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal manufacturing, OEM product assembly, camera and clock manufacturing, plastic injection, tooling workshop and warehouse operations. There are also offices for management and administration on the premises. The term of the leases expires on February 28, 2009. The Company is currently negotiating to extend or renew the leases for these facilities. No assurance can be given that the Company will enter into an extension or renewal for these leases. However, any new leases are expected to be leased at rental rates that are higher than those currently effect. The Company estimates that, depending on the Company’s operations, the utilization rate of these facilities during the fiscal year ended March 31, 2008 fluctuated between an estimated 50% and 80% of its maximum capacity. Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company’s space needs in the near future. If the Company is does not extend or renew the current lease, the Company will have to relocated its Long Hua facilities to one or more as yet unidentified sites.

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

As is common in southern China, the factory complex has dormitory facilities to accommodate factory workers. The Company has leased approximately 72,000 square feet of space at Long Hua, Shenzhen, China which is used as dormitories for approximately 600 factory workers.

Effective June 1, 2008, the Company entered into a one-year lease for (i) an approximately 2,500 square meter manufacturing facility and (ii) an approximately 1,000 square meters of dormitory living quarters in He Yuan City, China. The facilities in He Yuan are approximately 180 kilometers from the Company’s current principal facilities in Long Hua, Shenzhen, approximately 130 kilometers from the nearest ocean port, and are located near a major railroad station and highway. Under the lease, the Company pays $3,900 per month as rent. The facilities are currently used solely for manufacturing light fixtures.

As part of its acquisition of Golden Bright Plastic Manufacturing Company Limited in Pinghu, the Company assumed that company’s obligations under an operating license agreement with Shenzhen City Longang District Foreign Economic Development Limited that expires in 2020. The Golden Bright facilities consist of (i) an approximately 94,000 square feet manufacturing facility and dormitory living quarters that are leased under a lease that expires in June, 2012, and (ii) 52,000 square feet of manufacturing facilities and dormitory living quarters than are leased under a lease that expire in March 2014.

The Company’s Wuxi subsidiary leased a 46,000 square feet facility in February 2007. The facilities are leased for $5,000 per month under a lease that expires in February 2016.

Germany

When the Company’s subsidiary in Germany is party to a lease for a 1,370 square foot office in Villingen-Schwenningen, Germany. The lease for this office expires in February 2009. The Company currently is winding down its operations in Germany and expects to cease all operations at this site before the expiration of this lease.

Item 5. Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past three years were derived primarily from the manufacture and sale of metal, plastic and electronic components, assemblies and products for its multi-national clients. Although the Company manufactures metal, plastic and electronic parts and products for its customers, it treats all of these interrelated OEM manufacturing operations as one business segment. Approximately 98% of the Company’s revenues are generated by the Company’s three facilities located in the Guangdong province in Southern China (the Company’s fourth, and smallest facility, is located in Wuxi near Shanghai).

During the fiscal year ended March 31, 2008, the Company incurred a net loss of $1,921,000 (compared to net income of $594,000 for the fiscal year ended March 31, 2007) as a result of a number of factors including, in particular, to four labor strikes that affected production at the Company’s main three facilities in Guangdong province and to significant increases in the price of raw materials. During fiscal 2008 China adopted the “Labor Contract Law,” which became effective on January 1, 2008. As a result of this new law, workers throughout Southern China went on strike to demand back pay and other payments. Although exact figures are not available, the Company estimates that most factories surrounding its facilities also experienced at least one workers’ strike since July 2007. The Company’s factories were subject to four workers’ strikes and to a number of other labor activities that slowed down production at the Company’s three major facilities and affected the quality of some of its products. The Company’s operations at its newly acquired Golden Bright subsidiary were particularly negatively affected, with production at the facility decreasing by approximately 30% compared to the year earlier. In addition to lost productivity caused by the strikes and worker slow-downs, the Company also had to pay approximately $205,000 as back-pay, severance payments, penalties and other settlement payments during fiscal 2008. As a result of the foregoing labor issues and laws, the Company’s labor and labor related costs have almost doubled since the fiscal year ended March 31, 2007. In addition to the foregoing costs and payments incurred due to the labor law issues, the Company (and all other manufacturers in Southern China) also experienced large increases in the cost of raw materials. For example, the cost of steel, plastic, packaging, transportation, and most energy sources increased by approximately 20% to 50%. The Company was not immediately able to pass most of the foregoing costs through to its customers.

During the past three years, the Company has established one new manufacturing facility and acquired two other businesses. The cost and effort of acquiring, establishing, refurbishing, and integrating these three new operations into the Company’s overall business have significantly and continue to adversely affected the Company’s operations and its earnings. Among others effects, the recent acquisitions burdened the Company’s technical, administrative and managerial staffs and have negatively impacted some of the internal operational targets and Company goals. The employees that the Company inherited in its acquisition of the Golden Bright subsidiary have significantly disrupted the Company’s operations, have instituted strikes and worker slow-downs, and have lowered the quality of products manufactured at that facility. As a result, the Company has had to lay off substantially all of those employees and rebuild those operations.

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

Under the BFDC Agreements that apply to the Company’s principal operations in Shenzhen, the Company does not pay taxes in China based on the operations of the Shenzhen facilities because it is not considered to be doing business in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements (which taxes are indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China are common in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws. The Golden Bright subsidiary that the Company acquired in Pinghu in fiscal 2007 operates on a similar basis as in Shenzhen, and the Company therefore does not directly pay taxes on its Pinghu operations in China. However, the Company is taxed on its operations in both He Yuan and on the operations of its wholly-owned subsidiary in Wuxi. Because the Wuxi facilities are operated by a registered company in China that pays domestic taxes on its operations, it is authorized to manufacture and sell products for China domestic market.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is incorporated in the USA, the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues have been derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic parts and components. To a lesser extent, the Company also derived some revenues form the manufacture and sale of clocks, clock movements, watches, cameras, camera accessories and some LED lighting products. Revenues during the fiscal year ended March 31, 2006 also include revenues generated by the Company from the sale of “Kienzle” branded watches and other products that it did not manufacture. As described elsewhere in this Annual Report, as part of its reorganization and restructuring in 2006, the Company sold the rights to the “Kienzle” trademark and substantially terminated all clock/watch and camera manufacturing operations, other than a small amount of OEM manufacturing of these products.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2006	2007	2008

Net Sales	100%	100%	100%
Cost of sales	83.6	80.2	84.7
Gross profit	16.4	19.8	15.3
Operating income (loss) (1)	2.3	1.2	(6.9)
Non-operating income (loss) (2)	(1.8)	0.8	1.0
Income (loss) before income taxes before minority interest	0.5	2.0	(5.9)
Income taxes	(0.3)	(0.2)	(0.1)
Income (loss) before minority interest	0.2	1.8	(6.0)
Minority interest	0	0	0.2
Net income (loss)	0.2%	1.8	(5.8)

Note:
(1)	Operating income (loss) for the year ended March 31,2006 includes (i) impairment loss of long-lived assets, and (ii) gain on sale of “Kienzle” industrial property rights.
(2)	Non operating income (loss) includes (i) exchange gain (loss) net, (ii) interest income (loss) net, and (iii) gain on disposal of partial interest in a subsidiary and investment.

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Net sales for the fiscal year ended March 31, 2008 (“fiscal 2008”) increased by $1,695,000, or 5.4%, from the year ended March 31, 2007 (“fiscal 2007”) due to a $889,000 increase in sales of OEM metal/plastic product sales, and to a $1,268,000 increase in OEM electric product sales. The Company’s metal/plastic and electric products constitute the Company’s largest operations, representing approximately 96% of its net sales. The foregoing increases in net sales were partially offset by a $462,000 decrease in sales of clocks, watches and camera and underwater products. Because the Company discontinued most of its manufacturing of clocks, watches and camera and underwater products several years ago, sales of these products will remain small in the future.

The increase in net sales occurred despite the disruption in its operations caused by the four labor strikes that occurred during fiscal 2008 and despite the other production slow-downs that resulted from the labor issues that affected the Company and certain of its suppliers in Southern China. In addition, the Company also lost a number of purchase orders because the orders did not reflect the Company’s increase in the cost of its labor and raw materials. As a result of the turmoil caused by the newly enacted labor laws, by the significant increase in the cost of raw materials, and by the general increase in the cost of doing business in China (higher rents, higher utility costs, more stringent environmental and safety regulations, increased taxes and levies, etc.), a number of the Company’s competitors have ceased operating. The Company, however, has continued its focus on providing high quality products with high quality service to its customers at competitive prices and, as a result, it currently has a significant backlog of orders. If the Company can recruit and maintain a stable workforce during the current fiscal year, and if no further labor strikes occur, the Company anticipates that its net sales during the current fiscal year ending March 31, 2009 will further increase compared to fiscal 2008.

Despite a $1,695,000 increase in net sales, the Company’s gross profits decreased by $1,162,000 in fiscal 2008 from $6,236,000 in fiscal 2007 to $5,074,000 in fiscal 2008. The Company’s gross profits as a percentage of its net sales also decreased, from 19.8% fiscal 2007 to 15.3% in fiscal 2008. The decrease in both the Company’s gross profits and in its gross profits as a percentage of sales was the result of the significant increases in both the Company’s cost of labor and the cost of raw materials. As discussed elsewhere in this Annual Report, the Company’s cost of labor increased due to the new labor laws that increased salaries, required the Company to provide additional benefits, and required the Company to make other labor related payments. In addition to increased labor costs, the Company also paid $188,000 (net after indemnification adjustments made at the Golden Bright facility) to resolve its labor issues, which payments increased its cost of goods sold. During fiscal 2008, the cost of most raw material also increased significantly, including significant increases in the cost of steel, plastic and components. Because the cost of labor and materials increased so rapidly, the Company could not pass all of these cost through to its customers, which resulted in lower gross margins and less gross profit in fiscal 2008. In addition, during fiscal 2008, the RMB increased substantially in value compared to the U.S. dollar. The Company has adjusted its pricing for new orders to take into account the new higher prices and other manufacturing costs, and therefore expects that its gross margins will increase during the current fiscal year ending March 31, 2009.

Selling, general and administrative expenses for fiscal 2008 increased by $1,501,000, or 25.7%, over fiscal 2007. The principal reasons for the increase include (1) substantial increases in professional fees, including payments to is auditors and attorneys, (2) the additional general and administrative expenses attributable to the newly acquired Golden Bright operations (Golden Bright was acquired during fiscal 2007 and, therefore, only approximately one-half year’s expenses were included in last fiscal year’s expenses), (3) increased charges from local governmental agencies, (4) increased payroll expenses of its staff in China, (5) increased transportation expenses, (6) and a rise in bad debt expenses. In addition, the Company’s operating expenses also increased due to the appreciation during fiscal 2008 of the Chinese renminbi against the U.S. dollar. The Company currently is attempting to renew or extend the term of the leases on its principal manufacturing facility. If the Company is successful in extending or renewing these leases, the rental costs are expected to increase by at least 10%. Accordingly, commencing in February 2009, the Company’s lease expenses will be higher than its recent expenses.

As a result of a decrease in gross profits and a significant increase in operating costs, the Company incurred an operating loss of $2,277,000 in fiscal 2008 compared to operating income of $386,000 in fiscal 2007. The Company’s operating loss in fiscal 2008 was reduced by $331,000 of non-operating income earned by the Company.

The Company’s interest expenses decreased slightly in fiscal 2008 from $242,000 in fiscal 2007 to $225,000 in fiscal 2008 due to the decrease in interest rates. However, the Company’s interest income in fiscal 2008 also decreased by $61,000 due to the decrease in the interest rates. As in fiscal 2007, the Company in fiscal 2008 received income from currency exchange gains. The currency exchange gains in both fiscal 2007 and 2008 were the result of the increase in the value of the Euro compared to the U.S. dollar, which increased the value of payments the Company received in Euros from its sales in Europe. Sales to European customers who paid in Euros represented approximately 18% of the Company’s net sales in fiscal 2008 and 20% in fiscal 2007. Since the Company does not undertake any currency hedging transactions, its financial results will be affected by the future fluctuations of currencies (the Company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations to 5%).

Fiscal 2008 was a difficult year for the Company as it incurred higher labor costs, lost productivity due to strikes and labor slow-downs, rising raw material prices, and higher operating costs. As a result of these factors, the Company incurred a net loss of $1,921,000. Many of the Company’s competitors in Southern China also were affected by these issues, and a number of these competitors have moved out of China or otherwise ceased doing business. Despite the difficulties, the Company has managed to retain its high quality clients and to adjust its pricing structure so that it will be able to further increase sale and return to profitability if no other unexpected events occur.

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net sales for the fiscal year ended March 31, 2007 (“fiscal 2007”) increased by $5,626,000, or 21.8%, from the year ended March 31, 2006 (“fiscal 2006”). The increase in net sales was due to (i) an increase in sales from the Company’s existing OEM clients, (ii) and the addition of an entire year’s revenues from the He Yuan facility (that facility opened in November 2005 and therefore only contributed to net sales in fiscal 2006 for less than five months), and (iii) the addition of revenues from the Golden Bright facilities that the Company acquired in September 2006 and the Wuxi subsidiary that started operations in February 2006. These increases offset the loss of revenues that the Company experiences due to the termination of its camera, watch and clocks operations in fiscal 2006.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:
	Year Ended March 31,
	2006	2007	2008
	(In thousands)
Net cash provided by operating activities	$1,315	$1,655	$75
Net cash provided by (used in) investing activities	1,984	(1,518)	(5)
Net cash used in financing activities	(995)	(1,244)	(1,496)
Net increase (decrease) in cash and cash equivalents	2,304	(1,107)	(1,426)
Cash and cash equivalents at beginning of period	3,948	6,384	5,299
Effect of exchange rate changes	132	22	16
Cash and cash equivalents at end of period	$6,384	$5,299	$3,889

At March 31, 2008, the Company had working capital of $7,556,000 compared to working capital of $8,944,000 at March 31, 2007. The Company’s working capital decreased by $1,388,000 in fiscal 2008 due to the net losses incurred by the Company in fiscal 2008.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions. For the fiscal year ended March 31, 2008, the Company had $75,000 of positive cash from its operating activities primarily because of $812,000 of depreciation, $542,000 increase in accrued payroll and employee benefits (which includes a $510,000 contingent reserve for amounts potentially owing by the Company to its prior employees pending the resolution of certain labor claims), and $550,000 increase in other liabilities and accrued expenses.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans. The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases. The foregoing banking facilities are currently being provided to the Company through credit facilities extended to the Company by the Hong Kong and Shanghai Banking Corporation Limited (HSBC), by DBS Bank (Hong Kong) Limited, and by Overseas-Chinese Banking Corporation Limited (OCBC).

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

The DBS facility is in favor of the Company’s metal, clock and camera subsidiaries and provides for a maximum letter or credit/trust receipt facility of $3,342,000 and for an aggregate of $4,062,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank’s standard bills rate for U.S. dollar credits. The DBS capital expenditure loans are repayable in monthly installments ranging from 5 months to 48 months. Interest rates under the DBS capital expenditure facility are set at 0.25% below the prime rate quoted by the bank from time to time. The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries.

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

As of March 31, 2008, the Company had borrowings of a total of $2,214,000 outstanding under its credit facilities and had a total of $4,535,000 of available credit remaining under the three credit facilities. The Company’s long-term debt was $833,000 as of March 31, 2008. The three credit facilities currently are sufficient for the Company’s projected needs. However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities in 2009 or posting additional deposits/bonds with governmental agencies) combined with a reduction of revenues, the current facilities may not be sufficient.

During fiscal 2008, the Company experienced four labor strikes, as a result of which the Company made net cash payments of  $188,000 (net after indemnification adjustments under the Golden Bright purchase agreement) in the aggregate to settle certain labor demands. In addition to the foregoing payments, a number of workers who went on strike and were not re-hired by the Company have filed approximately 94 labor claims against the Company, which claims were estimated to have an exposure of up to $510,000 as of March 31, 2008. In a preliminary ruling, a labor tribunal has reduced the amount that the Company owes under these claims to $141,000. However, since the workers have appealed this ruling, the actual amount that the Company may owe, if anything, is still unclear. As a result of the workers’ appeal of the initial ruling, these labor claims are still pending before various judicial and administrative bodies. The Company is unable to estimate how much of the foregoing $510,000 it will have to pay once the foregoing claims have been formally resolved. The Company has established a $510,000 reserve for these claims in its financial statements. In the event that the Company is ultimately required to pay all, or substantially all of the foregoing demands, the Company’s liquidity could be negatively affected.

The Company’s Premises Leases expire in February 2009. If the Company is able to extend or renew the Premises Leases, its annual lease expenses are expected to increase, which increases may negatively affect the Company’s liquidity. However, if the Company does not extend or renew the Premises Leases, the Company will have to relocate its largest manufacturing facilities, which relocation will (i) be costly and will significantly impact the Company’s cash resources, and (ii) interfere with the Company’s operations, thereby reducing sales and profits. The combination of the significant relocation expenses (and other cash outlays related thereto, such as new lease deposits and increased customs deposits) and decreased sales and profits is expected to significantly reduce the Company’s future liquidity.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities. The Company also expects to incur additional administrative costs in the current fiscal year as it further implements the additional financial internal controls and procedures that it is required to maintain under Section 404 of the Sarbanes Oxley Act of 2002.

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

The following is a summary of the Company’s contractual obligations as of March 31, 2008 is as follows:

	Payment due by Year Ended March 31,
Contractual Obligations	Total	2009	2010	2011	2012	2013 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000

Facility Leases	2,138	1,191	318	301	180	148
Finance Leases	833	311	249	242	31	0
Capital commitment on purchase of property, plant and equipment	69	69	0	0	0	0
Purchase obligations	1,307	1,307	0	0	0	0
Short term borrowing	2,214	2,214	0	0	0	0
Interest commitments	66	36	21	8	1	0
Total	6,627	5,128	588	551	212	148

Impact of Inflation

The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has resulted in increased levels of price inflation for raw materials, fuel and labor. These increased costs have adversely affected the Company’s cost of operations. While the Company has attempted to pass through most of these costs to its customers, certain of these increased expenses have negatively affected the Company’s gross margins and its overall administrative costs. If inflation continues, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

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

The Company makes its payments under the BFDC Agreements for its manufacturing facilities and factory workers in both Shenzhen and He Yuan in renminbi (RMB), as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the three two years as the value of the RMB compared to the U.S. dollar has increased by almost 16% during that period. Accordingly, the Company’s costs (in U.S. dollars) has increased.

For the fiscal years ended March 31, 2007 and 2008, 20% and 18%, respectively, of the Company’s net sales were paid in Euros. As a result of the increase in the value of the Euro compared to the U.S. dollar the Company recognized currency exchange gains during the past two years. However, the Company has, in the past, also incurred currency exchange losses. The Company’s currency exchange exposure is expected to increase in the future as more of its transactions are expected to be denominated in Euros. In addition, now that the exchange rate of the RMB has been permitted to adjust, the Company’s operations and financial statements will be further exposed to changes in currency exchange rate.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the Euro in particular, could have a material impact on the Company’s future earnings/losses. In order to mitigate the effects of significant fluctuations in the value of the Euro, the Company has, however, entered into agreements with most of its European customers that either limits the exposure to currency fluctuations to approximately 5% or provides that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations.

Critical Accounting Policies and Estimates

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

Bad and doubtful debts - The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances are determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowances for doubtful accounts were $13,000 and $108,000 in fiscal years ended March 31, 2007 and 2008, respectively. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

Property, plant and equipment - Property, plant and equipment are stated as cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years of machinery and equipment and 2 to 5 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets.

Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of an independent valuation expert. In particular, an intangible asset that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. The intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

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

Income taxes - The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax allowance would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Effective April 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.19” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statement.

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

Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 18.  Prior to April 1, 2006, the Company accounted for stock-based compensation arrangements under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and provided additional financial statement disclosure in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.  The Company’s policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant and as a result no expense was recognized for grant period to April 1, 2006.  The Company recognized compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model.

Effective April 1, 2006, the Company has adopted the provision of Statement of Financial Accounting Standards No. 123R,  “Share-Based Payment” (“SFAS 123R”). This statement establishes accounting for equity instruments exchanged for service.  The stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the employee’s requisite service period.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 30, 2008 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 18, 2008.

Name	Age	Positions

Roland W. Kohl	59	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	59	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	42	Chief Financial Officer, Secretary
May Tsang Shu Mui	48	Chief Administrative Officer, Director
Quan Vinh Can (Joseph)	59	Chief Operating Officer, Metal Stamping Operations
Tiko Aharonov (1) (2)	61	Director
Dirk Hermann	44	Director
Uri Bernhard Oppenheimer (1) (2)	72	Director
Shlomo Tamir (1) (2)	61	Director
Kevin Yang Kuang Yu (1)	51	Director
Irene Wong Ping Yim (1)	42	Director
Brian Geary (1) (2)	51	Director
George Leung Wing Chan (1)	55	Director
____________
(1)	Member of Audit Committee.
(2)	Member of Compensation Committee

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2008 to all of the directors and officers listed above, as a group (13 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $1,217,000.  Because of the Company’s financial difficulties, Mr. Kohl, the Company’s Chief Executive Officer, voluntarily accepted a 20% reduction in his salary from September 1, 2006 to June 30, 2008. In addition, because of the of the losses the Company incurred in fiscal 2008, Mr. Kohl has agreed to a further 20% reduction in his salary (a total reduction of 40%) from July 1, 2008, which reduction will continue until the expiration of his employment agreement on March 31, 2009.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Dirk Hermann, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annualized director’s fee of $10,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, members of any Board committee and the Chairman of the Audit Committee are paid an additional fee of $1,660 per year for each committee on which they serve. On July 3, 2007, the Company granted to each director a five-year option to purchase 5,000 shares at an exercise price of $4.03 (the last sale price on the first business day following the option grant). The options become vested and are exercisable only after the first anniversary (July 3, 2008) of the option grant date.

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

Audit Committee The members of the Audit Committee of the Board of Directors currently are Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, George Leung Wing Chan and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met twice during fiscal 2008. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov. The Compensation Committee administers the Company’s 1996 Stock Option Plan and established the salaries and incentive compensation of the executive officers of the Company.

All eleven of the Company’s current directors (seven of whom are independent directors) have participated in the selection of 2008 director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2008, the Company had a total of 1,451 persons were working on a full-time basis for the Company. Of these, 1,267 workers in China were employed by the Company under (i) the BFDC Agreements, (ii) the Golden Bright’s agreement with Shenzhen City Longang District Foreign Economic Development Limited, and (iii) the Company’s agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau regarding the He Yuan facility. As with the employees in Shenzhen, the employees at Pinghu Lisu and He Yuan are technically employed by the local authorities, not by the Company. However, since the Company’s Wuxi subsidiary is a registered Chinese company, the employees at the Wuxi facility are employees of the Company’s Wuxi subsidiary. As of March 31, 2008, the Company only had one full-time employee and one consultant left at its office in Germany. As of March 31, 2008, 46 employees in Hong Kong were employees of the Company’s subsidiaries. Of the foregoing workers and employees, 48 were engaged in the administration of the Company, 1256 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 23 were engaged in marketing, and the balance (124 employees) were engaged in miscellaneous other supporting functions. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to oversee local management and provide technical assistance.

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

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined a labor unions or become a party to a collective bargaining agreement.

During the fiscal year ended March 31, 2008, the Company experienced four labor stoppages due to strikes called by its workers at three of its facilities. In addition, certain of the Company’s employees also protested for labor concessions by slowing down their production. The labor strikes affected the Company and, based on unofficial information available to the Company, a majority of the manufacturing companies in the Shenzhen region in which the Company operates. The strikes were called because, in June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. The new law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. In addition to changing future compensation rules, certain provisions of the new law may have provided workers with the right to demand payment for services previously provided, which resulted in the four strikes against the Company demanding back pay. In response to the strikes, the Company terminated the employment of approximately 94 employees. In addition, the Company also paid its existing employees approximately $88,000 to settle claims with remaining workers.

The Company did not make any payments to workers who went on strike. As a result, those workers have filed approximately 94 labor claims against the Company, demanding payment of up to $510,000. These labor claims are still pending before various judicial and administrative bodies. Although a preliminary ruling reduced the amount that the Company may have to pay to $141,000, because the plaintiffs have appealed this ruling, the Company is unable to estimate how much of the foregoing $510,000 it will have to pay once the foregoing claims have been formally resolved.

The Company believes that its relations with its employees in Hong Kong and with its managers in China are good. However, because most employees engaged in manufacturing, packaging and shipping are seasonal workers, and most workers change jobs at least once a year, the Company relationship with these workers depends on the labor market in general. During any operating year, because of the transient nature of its workers (most workers resign during the year and new workers have to be hired), the Company will normally have a turnover rate of over 100% for its workers (excluding managers, technicians and Hong Kong employees). As a result, the Company cannot guarantee that its workers will not strike in the future or otherwise leave and accept employment elsewhere.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 30, 2008, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	6,000	October 27, 2008	$3.17
	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

May Tsang Shu Mui	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Satoru Saito	6,000	October 27, 2008	$3.17
	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Dirk Hermann	8,500	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Quan Vinh Can (Joseph)	10,000	June 30, 2010	$3.50

Fong Po Shan	10,000	June 30, 2010	$3.50
	5,000	July 2, 2012	$4.03

Kevin Yang Kuang Yu	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Irene Wong Ping Yim	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Shlomo Tamir	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Brian Geary	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

George Leung Wing Chan	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Uri Bernhard Oppenheimer	5,000	July 2, 2012	$4.03
_____________________

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 600,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability. As of March 31, 2008, options granted under the Option Plan to purchase a total of 184,250 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. The average weighted exercise price of all options outstanding on March 31, 2008 was $3.58 per share.

As part of the compensation that the Company has agreed to issue 29,154 Common Shares annually to Mr. Kohl, the Company’s Chief Executive Officer, commencing on April 1, 2004 and continuing annually thereafter until 2009. As required by the employment agreement, Mr. Kohl was issued 29,154 in 2008.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 25, 2008, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	526,413		13.67%
Tiko Aharonov	267,000	(2)	6.81%
Dirk Hermann	26,000	(3)	*
Satoru Saito	375,980	(2)	9.64%
May Tsang Shu Mui	89,171	(4)	2.19%
George Leung Wing Chan	10,000	(5)	*
Brian Geary	15,000	(5)	*
Irene Wong Ping Yim	10,000	(5)	*
Kevin Yang Kung Yu	18,244	(5)	*
Shlomo Tamir	10,000	(5)	*
Uri Bernhard Oppenheimer	10,000		*
Cartwright Investments Limited	346,830		9.01%
Fong Po Shan	16,283	(6)	*
Quan Vinh Can	43,665	(6)	*

*	Less than 1%.
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

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories Hong Kong.
(2)	Includes stock options to purchase 21,000 Common Shares which are currently exercisable.
(3)	Includes stock options to purchase 13,500 Common Shares which are currently exercisable.
(4)	Includes stock options to purchase 15,000 Common Shares which are currently exercisable.
(5)	Includes stock options to purchase 5,000 Common Shares which are currently exercisable.
(6)	Includes stock options to purchase 10,000 Common Shares which are currently exercisable.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2008.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy. The Company attempts to pay a cash dividend annually to all holders of its common shares, subject to its profitability and cash position. In September 2007, the Company made a $0.035 per share dividend payment to its shareholders. During the fiscal year ended March 31,2007, the Company made two dividend payments; one dividend payment of $0.20 per share in July 2006 and a second dividend of $0.16 in November 2006. During the prior fiscal year ended March 31, 2006, the Company made two cash dividend payments of $0.20 per share each ($0.40 during the fiscal year), based on profits it derived in part from the sale of its “Kienzle” trademark. Future dividend will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

Legal Proceedings.

During the fiscal year ended March 31, 2008, the Company experienced labor strikes and other labor related issues as a result of which it terminated the employment of approximately 520 workers. Approximately 94 of the former employees have filed labor claims against the Company, demanding payment of up to $510,000. In a preliminary ruling, a labor tribunal reduced the amount that the Company owes under these claims to $141,000. However, since the plaintiffs have appealed this ruling, the actual amount that the Company may owe, if anything, is still unclear.

The Company is also subject to two other legal proceedings, both of which involve amounts less than $20,000 and, therefore, are not material to the Company’s financial condition even if the outcome is adverse to the Company.

Item 9. The Listing

A. Offer and Listing Details

The Company’s Common Shares are currently traded on The Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 27, 2008, the last reported sale price of our common shares on The Nasdaq Capital Market was $1.85 per share. As of June 27, 2008, there were 49 holders of record of the Company’s Common Shares. However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2008:

Year Ended	High	Low
March 31, 2008	$6.30	$1.60
March 31, 2007	$6.46	$2.80
March 31, 2006	$5.48	$2.77
March 31, 2005	$5.80	$3.09
March 31, 2004	$7.39	$1.40

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2008	$3.44	$1.60
December 31, 2007	$6.30	$3.53
September 30, 2007	$5.16	$4.03
June 30, 2007	$4.831	$3.93

March 31, 2007	$7.30	$4.10
December 31, 2006	$4.67	$3.28
September 30, 2006	$5.19	$2.68
June 30, 2006	$4.66	$2.59

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by The Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2008	$1.99	$1.70
April 30, 2008	$2.00	$1.60
March 31, 2008	$2.08	$1.60
February 29, 2008	$3.00	$1.60
January 31, 2008	$3.44	$2.72
December 31, 2007	$4.15	$3.53

B. Plan of Distribution

No disclosure is required in response to this Item.

C. Markets

Our Common Shares have been listed on the Nasdaq Capital Market during the past five years, under the symbol “HIHO.”

D. Selling Shareholders

No disclosure is required in response to this Item.

E. Dilution

No disclosure is required in response to this Item.

F. Expenses of the Issue

No disclosure is required in response to this Item.

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of March 31, 2008 and June 30, 2008, there were 3,819,900 and 3,720,520 Common Shares, respectively, outstanding, net of 166,334 treasury shares, all of which was fully paid. The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above). As of March 31, 2008, no warrants to purchase Common Shares were outstanding. The foregoing share amounts include 128,534 shares that were held in escrow as of March 31, 2008, which shares were released from escrow and cancelled on June 26, 2008.

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

On January 1, 2008, a new tax law went into effect in the PRC that will subject the Company’s Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary to a 5% withholding tax on that subsidiary’s profits, if any, earned after January 1, 2008. This withholding tax will have to be paid to the PRC tax authority once Wuxi Kayser distributes dividends to the Company that is incorporated in Hong Kong since Hong Kong is the region with tax treaty agreement with PRC.

Dividends and Paying Agents

The Company has, during each of the past three years, paid dividends to its shareholders. Future dividends will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. The Company has not set a date on which annual, or other, dividends are paid. To date, the Company has used its transfer agent, Computershare, in Glendale California, as its dividend paying agent.

Statement by Experts

No disclosure is required in response to this Item.

Documents On Display

The documents concerning the Company which are referred to in this Annual Report may be inspected by shareholders of this Company at the offices of this Company in Hong Kong.

Subsidiary Information

No disclosure is required in response to this Item.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Since the Company engages in transactions in Europe that are denominated in Euros, the Company is subject to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. Currently, most of the Company’s currency fluctuation exposure is tied to the exchange rate between the U.S. dollar and the Euro.

To the extent that the Company has to convert U.S. dollars into renminbi for its operations, an appreciation in the value of the renminbi compared to the U.S. dollar would reduce the amount of renminbi the Company would receive upon conversion. Accordingly, an appreciation of the renminbi’s value would require the Company to pay more U.S. dollars to fund it renminbi operating expenses. The United States and certain European countries have been calling for the re-valuation of the renminbi, which revaluation would result in the appreciation of the renminbi. During the past two years, the exchange rate between the yuan and the U.S. dollar changed by approximately 15% as China allowed the yuan to appreciate in value compared to the U.S. dollar. The amount of payments made by the Company in renminbi is continuing to increase, thereby increasing the Company’s costs of operations that are paid in RMB. During the fiscal year ended March 31, 2008, the Company made payments of approximately 64,750,000 in RMB (or approximately U.S. $9,220,000 based on the exchange rate as of March 31, 2008). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2008, the amount of such RMB payments would have increased the Company’s expenses by $93,000 and $486,000, respectively. Should the Chinese government allow the renminbi to continue to appreciate, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company believes that its most significant foreign exchange risk results from material sales made in Euro. Approximately 18% of the Company’s net sales were made in Euros in fiscal year ended March 31, 2008. If the Euro had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2008, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by $63,000 and $316,000, respectively. Conversely, if the Euro had been 1% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by $63,000 and $316,000, respectively.

The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company does not currently own any market risk sensitive instruments. hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. However, the Company may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if it determines that such instruments can offset these risks is a sound and cost-efficient manner.

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $2,214,000 of short-term borrowings that are subject to interest rate changes and $833,000 of long-term borrowings outstanding as of March 31, 2008. However, taking into consideration that the Company had cash and cash equivalents of $3,889,000 available as of March 31, 2008, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modification to the Rights of Securities Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of March 31, 2008, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is:

•	recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms regarding required disclosure; and

•	accumulated and communicated to the Company’s management, including the Chief Executive and Chief Financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds.

As part of its evaluation of the effectiveness of its internal control over financial reporting, the Company has appointed Resources Global Professional as an independent consultant to assess our internal control systems in one of our operations located in Long Hua (the Company’s principal and largest facility). The framework of assessment was developed from the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). No material weakness in internal controls over financial reporting was identified from the assessment of the Long Hua operations. The Company applies the same internal control system in different locations.

Management also assessed the effectiveness of the Company’s internal control over financial reporting as of the fiscal year ended March 31, 2008 at its three newer, and smaller operations. Based on that evaluation, Management concluded that the Company’s internal control over financial reporting at those other three facilities were not fully effective because the Company experiences significant turnover in its accounting and financial reporting personnel and has had difficulty in hiring and keeping highly qualified accounting personnel, some persons involved in the Company’s financial reporting activities have limited experience with the financial reporting system required by the SEC’s rules.

Changes in Internal Control Over Financial Reporting

Except as set forth above, there were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.  Not applicable.

Item 16A. Audit Committee Financial Expert

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

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1. Shareholders can also obtain a copy of the Code of Ethics from:

Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

Item 16C. Principal Accountant Fees and Services

The Company’s independent public accountant for each of the fiscal years in the three-year period ended March 31, 2008 has been Deloitte Touche Tohmatsu. The auditor is selected annually by the Company’s Board of Directors and ratified by the shareholders at the Annual General Meeting. The Audit Committee has selected Deloitte Touche Tohmatsu as the auditor for the fiscal year ended March 31, 2008 and will propose to the Annual General Meeting convening on August 18, 2008 that Deloitte Touche Tohmatsu be ratified as the auditor for that fiscal year.

The following table sets forth the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company during the fiscal years ended March 31, 2007 and 2008.

	2007	2008
Audit Fees (1)	$317,600	$334,200
Audit-Related Fees (2)	-	-
Tax Fees (3)	$33,600	$17,300
All Other Fees	-	$14,000
Total	$351,200	$365,500
_____________
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

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17. Financial statements.

We have elected to provide financial statements pursuant to Item 18.

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

4.10
City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.11
City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.12
Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.13
Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.14
Share Purchase Agreement, dated as of September 16, 2006, between Kienzle Time (H.K.) Limited and Highway Holdings Limited, on the one hand, and Wong Wai Chung, Peter, Wong Yuk, Paul, Wong Wai Yung, Augustine, and Wan Chi Cheong on the other hand, regarding the purchase of Golden Bright Plastic Manufacturing Company Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.15
Rental Contract between Huayu Clothes & Costumes Manufacturing Factory of Wu Xi, Zhuang Wenhua, and Miao Guokang as Lessors, and Kayser (WuXi) Metal Precision Manufacturing Limited, dated January 28, 2007 regarding the rental of the Wuxi facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.16
Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Ping Hu Golden Bright Plastic Manufacturing Ltd., dated June 15, 2002, regarding the rental of Golden Bright’s facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.17
Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.18
Supplementary Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.19
Supplementary Agreement on Imported Material for Processing, dated February 28, 2008, between Golden Bright Plastic Manufacturing Co. Ltd. and the Shenzhen Long Gong City Ping Hu Golden Bright Factory.

4.20	Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Mr. Wong Wai Chung regarding the Ping Hu Golden Bright Plastic Manufacturing Ltd. factory, dated February 23, 2004.

4.21	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories.

4.22
City Gao Xin District Dormitory Facilities Lease Contract between He Yuan Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co Ltd., dated June 18, 2008 regarding the He Yuan facilities.

4.23
Factory Lease Contract-Extension between He Yuan Advanced Technological Development District Co. Ltd. and He Yuan City Hi-Lite Electricity Co Ltd., dated January 12, 2008 regarding the He Yuan facilities.

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent Of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ PO S. FONG
Po S. Fong
Chief Financial Officer and
Secretary

Date: June 30, 2008

HIGHWAY HOLDINGS LIMITED

F -  1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2007 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 28, 2008

F -  2

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except for share and per share amounts)

	Year ended March 31,
	2006	2007	2008
	$	$	$

Net sales	25,843	31,469	33,164

Cost of sales	(21,600)	(25,233)	(28,090)

Gross profit	4,243	6,236	5,074
Selling, general and administrative expenses	(5,165)	(5,850)	(7,351)
Impairment of industrial property rights (note 2)	(60)	-	-
Impairment of property, plant and equipment (note 2)	(197)	-	-
Gain on sale of "Kienzle" industrial property rights (note 1)	1,781	-	-

Operating income (loss)	602	386	(2,277)

Non-operating income (expense):
Exchange gain (loss), net	(614)	245	283
Interest expense	(134)	(242)	(225)
Interest income	66	161	100
Other income	195	92	60
Gain on disposal of partial interest in a subsidiary (note 1)	-	-	111

Gain on disposal of investment securities	-	-	2

Total non-operating income (expense)	(487)	256	331

Income (loss) before income taxes and minority interests	115	642	(1,946)
Income taxes (note 4)	(73)	(48)	(28)

Income (loss) before minority interests	42	594	(1,974)
Minority interests	-	-	53

Net income (loss)	42	594	(1,921)

Net income (loss) per share - basic	0.01	0.16	(0.50)
Net income (loss) per share - diluted	0.01	0.16	(0.50)

Weighted average number of shares outstanding - basic	3,465,390	3,635,517	3,809,888

Weighted average number of shares outstanding - diluted	3,544,216	3,690,174	3,809,888

See accompanying notes to consolidated financial statements.

F -  3

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands except for share and per share amounts)

	March 31,
	2007	2008
	$	$
ASSETS
Current assets:
Cash and cash equivalents	5,299	3,889
Restricted cash (note 10)	1,221	1,671
Accounts receivable, net of allowances for doubtful accounts of $13 in 2007 and $108 in 2008	4,742	4,766
Inventories (note 5)	6,104	5,775
Investment securities (note 6)	316	-
Prepaid expenses and other current assets	680	689
Total current assets	18,362	16,790
Property, plant and equipment, net (note 7)	3,980	3,646
Intangible assets, net (note 8)	70	52
Investments in affiliates (note 9)	2	2
Total assets	22,414	20,490

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	3,990	3,757
Short-term borrowings (note 10)	3,097	2,214
Obligations under capital leases - current portion (note 11)	478	311
Accrued mould charges	253	260
Accrued payroll and employee benefits	446	988
Other liabilities and accrued expenses	1,154	1,704
Total current liabilities	9,418	9,234
Obligations under capital leases - net of current portion (note 11)	655	522
Deferred income taxes (note 4)	174	189
Total liabilities	10,247	9,945

Commitments and contingencies (note 12)

Minority interests	-	151

Shareholders' equity:
Common shares $0.01 par value (Authorized: 20,000,000 shares; 3,779,746 shares as of March 31, 2007, and 3,819,900 shares as of March 31, 2008 respectively, issued and outstanding)	38	38
Additional paid-in capital	11,304	11,562
Retained earnings (Accumulated deficit)	1,439	(614)
Accumulated other comprehensive loss	(48)	(26)
Subscription receivable - 128,534 shares in 2007 (note 14)	(513)	-
Treasury shares, at cost - 37,800 shares in 2007 and 166,334 shares in 2008 (note 14)	(53)	(566)
Total shareholders' equity	12,167	10,394
Total liabilities and shareholders' equity	22,414	20,490

See accompanying notes to consolidated financial statements.

F -  4

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands except per share amounts)

	Common shares,			Retained	Accumulated				Compre-
	issued and		Additional	earnings	other		Treasury	Total	hensive
	outstanding		paid-in	(accumulated	comprehensive	Subscription	shares,	shareholders'	income
	Shares	Amount	capital	deficit)	income (loss)	receivable	at cost	equity	(loss)
	Number	$	$	$	$	$	$	$	$

Balance at March 31, 2005	3,316	33	9,820	3,480	(222)	-	(53)	13,058
Issued during the year	209	2	265	-	-	-	-	267
Net income	-	-	-	42	-	-	-	42	42
Director's stock compensation	-	-	160	-	-	-	-	160
Unrealized holding gain on investment
securities	-	-	-	-	4	-	-	4	4
Translation adjustments	-	-	-	-	132	-	-	132	132
Cash dividends ($0.4 per share)	-	-	-	(1,389)	-	-	-	(1,389)

Balance at March 31, 2006	3,525	35	10,245	2,133	(86)	-	(53)	12,274	178

Issued during the year	254	3	861	-	-	(513)	-	351
Net income	-	-	-	594	-	-	-	594	594
Director's stock compensation	-	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	38	-	-	-	-	38
Unrealized holding gain on investment securities	-	-	-	-	16	-	-	16	16
Translation adjustments	-	-	-	-	22	-	-	22	22
Cash dividends ($0.36 per share)	-	-	-	(1,288)	-	-	-	(1,288)

Balance at March 31, 2007	3,779	38	11,304	1,439	(48)	(513)	(53)	12,167	632

Issued during the year	40	-	38	-	-	-	-	38
Net loss	-	-	-	(1,921)	-	-	-	(1,921)	(1,921)
Director's stock compensation	-	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	60	-	-	-	-	60
Escrow shares returned to treasury (note 14)	-	-	-	-	-	513	(513)	-
Reversal of unrealized holding gain on
investment securities sold	-	-	-	-	6	-	-	6
Translation adjustments	-	-	-	-	16	-	-	16	16
Cash dividends ($0.035 per share)	-	-	-	(132)	-	-	-	(132)

Balance at March 31, 2008	3,819	38	11,562	(614)	(26)	-	(566)	10,394	(1,905)

See accompanying notes to consolidated financial statements.

F -  5

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands except for share and per share amounts)

	Year ended March 31,
	2006	2007	2008
	$	$	$
Cash flows from operating activities:
Net income (loss)	42	594	(1,921)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of industrial property rights	60	-	-
Loss on disposal of property, plant and equipment	-	13	51
Gain on disposal of investment securities	-	-	(2)
Gain on sale of "Kienzle" industrial property rights	(1,781)	-	-
Impairment of property, plant and equipment	197	-	-
Gain on disposal of a subsidiary	(3)	-	-
Gain on disposal of partial interest in a subsidiary	-	-	(111)
Gain on disposal of an affiliate	(121)	-	-
Depreciation of property, plant and equipment	968	926	812
Amortization of industrial property rights	122	-	-
Amortization of intangible assets	-	13	18
Minority interests	-	-	(53)
Directors' stock compensation	160	160	160
Deferred income taxes	(21)	21	15
Employee's share-based compensation	-	38	60
Changes in operating assets and liabilities:
Accounts receivable	1,376	586	(24)
Inventories	944	(1,261)	329
Prepaid expenses and other current assets	175	(97)	(125)
Accounts payable	(348)	391	(233)
Accrued mould charges	38	7	7
Accrued payroll and employee benefits	(39)	154	542
Other liabilities and accrued expenses	(454)	110	550
Net cash provided by operating activities	1,315	1,655	75
Investing activities:
Acquisition of subsidiary	-	(331)	-
Purchase of property, plant and equipment	(250)	(934)	(211)
Purchase of industrial property rights	(93)	-	-
Proceeds from disposal of an affiliate	121	-	-
Proceeds from disposal of partial interest in a subsidiary	-	-	315
Proceeds from disposal of property, plant and equipment	46	3	17
Proceeds from disposal of industrial property rights	2,160	-	-
Proceeds from disposal of investment securities	-	-	324
Increase in restricted cash	-	(256)	(450)
Net cash provided by (used in) investing activities	1,984	(1,518)	(5)

See accompanying notes to consolidated financial statements.

F -  6

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands except for share and per share amounts)

	Year ended March 31,
	2006	2007	2008
	$	$	$
Financing activities:
Cash dividends paid	(1,389)	(1,288)	(132)
Repayment of long-term debt	(439)	(535)	(519)
Increase (decrease) in short-term borrowings	566	375	(883)
Proceeds from shares issued on exercise of options	267	204	38

Net cash used in financing activities	(995)	(1,244)	(1,496)
Net increase (decrease) in cash and cash equivalents	2,304	(1,107)	(1,426)
Cash and cash equivalents, beginning of year	3,948	6,384	5,299
Effect of exchange rate changes	132	22	16

Cash and cash equivalents, end of year	6,384	5,299	3,889

Supplemental disclosure of cash flow information:
Interest paid	134	242	225

Income taxes (paid) refunded	(195)	(32)	11

Supplemental disclosure of non-cash transactions:
Property, plant and equipment amounting to $275, $766 and $219 in the years ended March 31, 2006, 2007 and 2008, respectively, were acquired under capital lease arrangements.

In December 2006, 30,000 shares valued at $147 were issued to acquire certain machinery and equipment. The purchase price of this machinery and equipment was based on the fair value of the shares on the transaction date.

See accompanying notes to consolidated financial statements.

F -  7

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share and per share amounts)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen, He Yuan and Wuxi of the People's Republic of China ("China"), and in Germany.

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

On September 19, 2006 the Company acquired 100% equity interest in Golden Bright Plastic Manufacturing Company Limited ("Golden Bright") for a cash consideration of $514. Golden Bright, a company incorporated in Hong Kong, is engaged in the manufacturing and trading of plastic injection products. In accordance with the purchase agreement, additional consideration of $1,028 will be payable, contingent on the former substantial shareholders of Golden Bright continuing as employees for a requisite service period of three years and on the acquired subsidiary achieving a certain level of specified revenue and earnings targets.

$514 will vest on a straight-line basis over the requisite service period and as a result approximately $171 will become payable for each completed year of service. The remaining $514 will vest after completion of the employment period by the former substantial shareholders and upon Golden Bright achieving the revenue and earning targets.

F -  8

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

Golden Bright has been accounted as a subsidiary using the purchase method. The contingent payments represent compensation for post combination services and accordingly $85 and $171 have been accrued as compensation expense in the years ended March 31, 2007 and 2008, respectively. As of March 31, 2008, it is not probable that Golden Bright will meet the revenue and earning targets for the contingent payment of the final $514.

On April 1, 2007, the Company received $315 for the sale of its 29% equity interest in a subsidiary, Kayser (Wuxi) Metal Precision Manufacturing Limited ("Kayser Wuxi") and recognized a gain of $111 on disposal of partial interest in a subsidiary during the year ended March 31, 2008.

At March 31, 2007 and 2008, details of the subsidiaries are as follows:

					Percentage
					of ownership
Place of					as at March 31,
incorporation	Name of entity	Date of incorporation	Principal activities	2007	2008

Hong Kong	Antemat Limited	May 5, 1989	Dormant	100%	100%

Hong Kong	Nissin Mechatronic Limited	May 25, 1990	Dormant	100%	100%

Hong Kong	Cavour Industrial Limited	May 9, 1989	Providing tooling, handling and repairing services in China and management services to fellow subsidiaries	100%	100%

Hong Kong	Hi-Lite Camera Company Limited ("Hi-Lite")	November 10, 1978	Trading of camera and underwater products	100%	100%

Hong Kong	Kayser Technik Limited	June 23, 1994	Sales of metal parts and OEM products	100%	100%

Hong Kong	Kienzle Time (H.K.) Limited ("Kienzle HK")	August 24, 1997	Manufacturing OEM business and trading of clocks, watches, camera and underwater products	100%	100%

Germany	Kienzle Uhrenfabriken G.m.b.h. ("Kienzle Germany")	April 1, 1999	Dormant	100%	100%

Hong Kong	Nissin Precision Metal Manufacturing Limited ("Nissin")	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products	100%	100%

Hong Kong	Saiwan Industries Limited	August 10, 1990	Manufacturing of plastic injection parts to fellow subsidiaries	100%	100%

Hong Kong	Golden Bright	May 19, 1992	Manufacturing and trading of plastic injection products	100%	100%

China	Kayser Wuxi	December 21, 2005	Metal stamping and tooling design	100%	71%

China	Kayser Restaurant (Shenzhen) Company Limited ("Kayser Restaurant")	November 1, 2006	Sales of noodles and ice- cream in 2007 but dormant in 2008	100%	100%

F -  9

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the financial statements of Highway Holdings Limited and all its majority-owned subsidiaries. Highway Holdings Limited does not have variable interests in any variable interest entity during the periods presented. All significant intercompany transactions and balances have been eliminated on consolidation. The results of subsidiaries acquired have been consolidated from the date of acquisition. The excess of fair value over purchase consideration has been allocated to reduce the amounts otherwise assigned to the eligible acquired assets.

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

Investment securities - Investment securities, which consist primarily of capital guaranteed investment fund, have been categorized as available for sale and, are stated at fair value based generally on quoted market prices. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss). Upon the sale of an available for sale security, the amount recorded in other comprehensive income, representing the unrealized gain or loss at the date of sale, is reversed into earnings with the related deferred tax amounts adjusted.

Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labour and overheads associated with the manufacturing process. Write-off of inventory is based on management's specific analysis of future sales and demand forecasts.

Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets unless the ownership of these assets transfer to the Company by the end of the lease term over the estimated useful lives.

Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of a valuation expert. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "reparability" criterion. The intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

F -  10

HIGHWAY HOLDINGS LIMITED

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

Impairment or disposal of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company reviews impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the difference between the estimated fair value of the assets and the carrying amount.

Due to the poor financial performance of cameras, clocks and watches, the Company reassessed its property, plant and equipment and industrial property rights for impairment and an impairment loss of $197 and $60 respectively, had been recognized during the year ended March 31, 2006. As of March 31, 2007 and 2008, none of the long-lived assets were impaired.

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

F -  11

HIGHWAY HOLDINGS LIMITED

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

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is reasonably assured. The Company does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Company's products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

Foreign currency - The Company uses the United States dollar as its reporting currency. Assets and liabilities of subsidiaries whose functional currencies are other than United States dollar are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Unrealised gains or losses arising from such translation are reported as accumulated other comprehensive income (loss). Foreign currency transactions are translated into the functional currency at exchange rates prevailing on the transaction date. Foreign currency denominated monetary assets and liabilities are translated into the functional currency using exchange rates prevailing on the balance sheet date. Gains or losses from foreign currency transactions are included in net income (loss).

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. Deferred tax assets and liabilities are measured using the enacted rates applicable to the taxable income in the years in which the temporary differences are expected to be recovered or settled. Changes in net deferred tax asset or liability is included in determination of net income. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Effective April 1, 2007, the Company adopted the Financial Accounting Standard Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company's consolidated financial statements.

F -  12

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets; valuation allowances for doubtful receivables; valuation of share-based compensation; impairment of long-lived assets; write down of inventories; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 18. Prior to April 1, 2006, the Company accounted for stock-based compensation arrangements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provided additional financial statement disclosure in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant and as a result no expense was recognised for grants prior to April 1, 2006. The Company recognized compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model.

Effective April 1, 2006, the Company has adopted the provision of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). This statement establishes accounting for equity instruments exchanged for service. The stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the employee's requisite service period.

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

F -  13

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table illustrates the effect on net loss per share as if the Company had applied the fair value recognition in 2006.

2006
$

Net income, as reported	42
Less: Stock based compensation costs under fair value based method for all awards	(140)
Net loss, pro forma	(98)

Net income per share - basic
As reported	0.01
Pro forma	(0.03)
Net income per share - diluted
As reported	0.01
Pro forma	(0.03)

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

F -  14

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent changes in accounting standards - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Options for Financial Assets and Financial Liabilities". SFAS No. 159 permits an entity, to make an election to account for certain types of financial instruments and certain other items at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force ("EITF") of FASB ratified EITF Issue 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

In 2007, the EITF of FASB issued EITF Issue 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). The Task Force reached a consensus that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

F -  15

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
In December 2007, FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements". SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines "a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent". The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is evaluating the impact that this statement will have, if any, on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.  This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also clarifies how statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This statement requires expanded disclosures about financial guarantee insurance contracts. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise's risk-management activities. This statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this statement. The Company is evaluating the impact that this statement will have, if any, on its consolidated financial statements.

F -  16

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

3.	ACQUISITION

As mentioned in note 1, the Company acquired 100% equity interest in Golden Bright. The assets and liabilities of Golden Bright have been recorded at fair values on the date of acquisition, after the eligible assets have been pro rata reduced by $1,186, the excess of the net assets acquired over the purchase consideration.

The cash consideration of $514 has been allocated to the assets acquired and liabilities assumed as follows:

$
Net assets acquired, at fair value:
Cash and cash equivalents	183
Accounts receivable	1,540
Inventories	725
Property, plant and equipment	288
Intangible assets	83
Accounts payable	(1,101)
Short term borrowings	(707)
Other current liabilities	(497)
Purchase consideration	514

The estimated fair value of intangible assets was derived from a valuation report prepared with the assistance of a valuation expert.

$
Net cash outflow arising on acquisition is determined as follows:
Cash consideration paid	(514)
Bank balance and cash acquired	183
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

$
(unaudited)

Pro forma net sales	35,101
Pro forma operating income	482
Pro forma net income	678

F -  17

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

4.	INCOME TAXES

Income is subject to tax in the various countries in which the Company operates.

The components of income (loss) before income taxes and minority interests are as follows:

	Year ended March 31,
	2006	2007	2008
	$	$	$

Hong Kong	942	1,113	(1,743)
China	-	(320)	(272)
Europe	(827)	(151)	69
	115	642	(1,946)

The Company is not taxed in the British Virgin Islands.

The Company's operating subsidiaries, other than Kienzle Germany, Kayser Wuxi and Ksyser Restaurant are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

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

Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subject to local taxes. The BFDC is currently responsible for paying taxes it incurs as a result of its operations under the BFDC Agreements.

As the Company's manufacturing operations are carried out in China under those BFDC Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the income for the year arising in Hong Kong has been determined as not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

F -  18

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

4.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2006	2007	2008
	$	$	$
Hong Kong
Current tax	94	27	13
Deferred tax	(21)	21	15
	73	48	28

A reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,
	2006	2007	2008
	%	%	%

Profits tax rate in Hong Kong	17.5	17.5	17.5
Non-deductible items/non-taxable income	(848.1)	19.8	(14.0)
Changes in valuation allowances	1,027.8	(38.8)	(4.6)
Effect of different tax rate of subsidiary operating in other jurisdiction	(100.7)	2.2	0.4
Other	(33.0)	6.8	(0.7)
Effective tax rate	63.5	7.5	(1.4)

Deferred income tax (assets) liabilities are as follows:

	March 31,
	2007	2008
	$	$
Deferred tax liability:
Property, plant and equipment	226	225
Deferred tax asset:
Tax loss carryforwards	(1,666)	(1,560)
Valuation allowance	1,614	1,524
Total net deferred tax asset	(52)	(36)
Net deferred tax liability	174	189

F -  19

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

4.	INCOME TAXES - continued

At March 31, 2007 and 2008, tax losses amounting to approximately $5,667 and $6,171, respectively may be carried forward indefinitely, subject to the agreement of the Hong Kong Inland Revenue Department.

At March 31, 2007 and 2008, the tax losses of a subsidiary in Germany amounting to approximately $2,249 and $1,389, respectively, may be carried forward indefinitely.

At March 31, 2007 and 2008, the Company's China subsidiaries had tax losses of approximately of $267 and $418 respectively that will expire five years from respective financial years incurring the losses.

The tax losses will expire in following years:

2008
$

2012	267
2013	151
418

On March 16, 2007, the Chinese government enacted the new "Law of People's Republic of China on Enterprise Income Tax" which became effective on January 1, 2008. The new law requires that for all resident enterprises, domestic or foreign, the Enterprise Income Tax rate is unified to 25%. As the Company's subsidiaries in China are all resident enterprises, the tax rate applied by the subsidiaries will be transferred to new tax rate of 25% effective from January 1, 2008.

The Company adopted the provisions of FIN 48 effective April 1, 2007. The Company has made its assessment for each tax position and determined there are no unrecognized tax benefits associated with its tax positions. For the year ended March 31, 2008, the adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company's policy is to classify interest and penalties related to uncertain tax positions as a component of loss before income tax. There was no interest and penalty recorded in the year ended March 31, 2008.

F -  20

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

5.	INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,
	2007	2008
	$	$

Raw materials	3,752	3,570
Work in progress	711	844
Finished goods	1,641	1,361
	6,104	5,775

Inventories amounting to $592, $94 and $145 were written off in the years ended March 31, 2006, 2007 and 2008, respectively.

6.	INVESTMENT SECURITIES

	March 31,
	2007	2008
	$	$

Cost	322	-
Gross unrealized holding loss	(6)	-
Fair value	316	-

These investment securities were pledged to secure banking facilities granted (note 10).

These investment securities are disposed of with a gain of $2 during the year ended March 31, 2008.

F -  21

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	March 31,
	2007	2008
	$	$
At cost:
Machinery and equipment	11,272	11,662
Furniture and fixtures	18	27
Leasehold improvements	1,008	1,108
Motor vehicles	97	76
Total	12,395	12,873
Less: Accumulated depreciation	(8,415)	(9,227)
Net book value	3,980	3,646

Depreciation expense incurred for the years ended March 31, 2006, 2007 and 2008 were $968, $926 and $812, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	March 31,
	2007	2008
	$	$

Machinery and equipment, at cost	2,526	1,549
Less: Accumulated depreciation	(535)	(288)
Net book value	1,991	1,261

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $196, $257 and $149 for the years ended March 31, 2006, 2007 and 2008, respectively.

8.	INTANGIBLE ASSETS, NET

	March 31,
	2007	2008
	$	$
At cost:
Customer relationship	14	14
Contract backlog	4	4
Non-compete agreement	65	65
Total	83	83
Less: Accumulated amortization	(13)	(31)
Net book value	70	52

The Company expects to record amortization expense of $18 for each of the years ending 2009 and 2010, $10, $2 and $2 in the years ending 2011, 2012 and 2013.

F -  22

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

9.	INVESTMENTS IN AFFILIATES

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

Short-term borrowings include import loans obtained from banks and bank overdraft amounting to $2,623 and $474 as of March 31, 2007, respectively and $2,214 and nil as of March 31, 2008, respectively.

	March 31,
	2007	2008
	$	$

Maximum credit facilities available to the Company	5,720	7,134
Weighted average interest rate on borrowings at end of year	8.4%	8.5%

At March 31, 2007 and 2008, the Company pledged bank deposits of $1,221 and $1,671, and investment securities of $316 and nil, respectively, to banks to secure banking facilities granted. There are no restrictive financial covenants associated with these bank facilities.

Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

F -  23

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

11.	OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases on certain property, plant and equipment for the Company's operations with lease terms expiring in the next 4 years.

Future minimum lease payments as at March 31, 2008 are as follows:

Year ending March 31

$

2009	311
2010	249
2011	242
2012	31
833

The capital lease commitment amounts above exclude implicit interest of $36, $21, $8 and $1 payable in the years ending March 31, 2009, 2010, 2011 and 2012, respectively.

12.	COMMITMENTS AND CONTINGENCIES

(a)
The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $879, $1,040 and $1,199 in 2006, 2007 and 2008, respectively.

At March 31, 2008, the Company is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2009	1,191
2010	318
2011	301
1,810

(b)	The Company had a total capital commitment of $426 and $13 for the purchase of property, plant and equipment as of March 31, 2007 and 2008, respectively.

F -  24

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

12.	COMMITMENTS AND CONTINGENCIES - continued

(c)
The BFDC Agreements in Long Hua and Pinghu have all been extended to March 31, 2016 and March 31, 2020, respectively while one agreement with a China company was retired by mutual consent of both the Company and the China company. Pursuant to the BFDC Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

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

(d)
In fiscal 2008, the Company made payments of $330 to settle claims of additional compensation made by the employees of Golden Bright and other subsidiaries. In addition, the Company has accrued an amount of $510 to settle several claims made by employees of subsidiaries, other than the Golden Bright. The labor tribunal arbitrating the claims has determined that $141 was payable by the Company to settle these claims. The employees have appealed against the labor tribunal decision. The outcome of appeal is pending.

(e)
$284 of the $330 paid to settle labor claims related to Golden Bright. In accordance with the terms of purchase agreement, liabilities arising subsequent to the acquisition date which related to the pre-acquisition period and exceed a certain amount are recoverable from the former shareholder of Golden Bright, and if claims by the Company on amount of such liabilities are not settled by the former shareholder, consideration of $514 contingent on revenue and earnings target will not be payable.

F -  25

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

13.	CAPITAL STOCK

In August 1998, the Board of Directors authorized the Company to repurchase shares up to the value of $400 with a maximum repurchase price of $3.50 per share. During the year ended March 31, 2003, 6,000 shares were purchased for a total cash consideration of $4 at prices per share ranging from $0.60 to $1.41. At March 31, 2007 and 2008, these shares were held in treasury and are not eligible to vote or receive dividends.

In September 2006, Highway Holdings Limited issued 128,534 shares of common shares and delivered to a professional legal practice as a security for its obligation to pay the second contingent payment of $514 (HK$4 million) relating the acquisition of Golden Bright. The shares have been returned to the Company during the year ended March 31, 2008. Details are more fully described in Note 14.

In December 2006, 30,000 shares valued at $147 were issued to acquire certain machinery and equipment.

14.	SUBSCRIPTION RECEIVABLE

The Company issued 128,534 shares under escrow as security for its obligation for the remaining consideration of $513 in relation to the acquisition of Golden Bright, payment of which is contingent upon certain conditions described in note 1.

During the year ended March 31, 2008, as described in Note 12 (e), the former shareholders of Golden Bright have breached certain conditions as set out in the purchase agreement. In accordance with the purchase and the escrow agreements, the Company has requested the escrow agent to return all the escrow shares to the Company for cancellation. As at March 31, 2008, all the escrow shares have been returned to the Company which has now been classified as treasury shares. The cancellation of these shares has not been completed.

F -  26

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

15.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial percentage of the Company's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2006, 2007 and 2008 are as follows:

	Year ended March 31,
	2006	2007	2008
	%	%	%

Company A	19.0	N/A	N/A
Company B	16.4	24.8	22.4
Company C	15.9	10.7	13.2
Company D	N/A	11.4	10.5

Accounts receivable from the three customers with the largest receivable balances at March 31, 2007 and 2008 are as follows:

	Percentage of accounts receivable
	2007	2008
	%	%

Company A	N/A	N/A
Company B	10.7	8.5
Company C	15.1	33.1
Company D	6.9	N/A
Company E	N/A	9.9
Three largest receivable balances	32.7	51.5

Details of the movements of the allowance for doubtful account are as follows:

	March 31,
	2006	2007	2008
	$	$	$

At beginning of year	99	31	13
Allowance for the year	9	4	102
Amounts written off	(77)	(22)	(7)
At end of year	31	13	108

F -  27

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

16.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,
	2006	2007	2008
	$	$	$

Net income (loss), basic and diluted	42	594	(1,921)
Shares:
Weighted average common shares used in computing basic net income (loss) per share	3,465,390	3,635,517	3,809,888

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	78,826	54,657	-
Weighted average common shares used in computing diluted net income (loss) per share	3,544,216	3,690,174	-
Net income (loss) per share, basic	0.01	0.16	(0.50)
Net income (loss) per share, diluted	0.01	0.16	(0.50)

As of March 31, 2008, the Company had 184,250 outstanding employee stock options and 29,154 common shares have been granted to a director (note 19), which are potentially dilutive, but have been excluded in the computation of diluted net loss per share as, as these are anti-dilutive for the year ended March 31, 2008.

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term borrowings and the current portion of obligations under capital leases approximate their fair values due to the short term nature of these instruments. The interest rates on the Company's obligations under capital leases approximate those which would have been available at March 31, 2008 for capital lease of similar nature and repayment period.

F -  28

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

18.	STOCK OPTIONS AND STOCK PURCHASE RIGHTS

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

The fair value of options granted to employees and directors in 2007 and 2008 was $1.0017 and $1.1177 per option, respectively, determined using the Black-Scholes option-pricing model based on the following assumptions:

	2006	2007	2008

Risk-free interest rate	3.84%	5.27%	4.86%
Expected life	5 years	2 years	2 years
Expected volatility	55%	60%	65%
Expected dividend yield	5.71%	6.00%	8.70%

The Company used a blended volatility rate using a combination of historical stock price volatility and market implied volatility. The risk-free interest rate assumption is based upon the average daily closing rates during the preceding quarter for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life assumptions are established through the review of annual historical employee exercise behavior of option grants with similar vesting periods.

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

The options granted under the Option Plan resulted in a compensation expense of $38 and $60 for the year ended March 31, 2007 and 2008 respectively, which is included in selling, general and administrative expenses. Options awards granted in 2007 and 2008 are generally with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally have a vesting period of 1 year. As of March 31, 2007 and 2008, there were 50,000 and 55,000 non-vested stock options, respectively. The weighted-average exercise price and aggregate intrinsic value of these non-vested stock options for the year ended March 31, 2007 and 2008 was $3.42 and $4.03 per option and $220 and $108, respectively.

F -  29

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

18.	STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

As of March 31, 2007 and 2008, there was $12 and $13 of unrecognized compensation cost related to non-vested stock options granted under the Option Plan, respectively. The cost is expected to be recognized over a weighted-average period of 80 and 91 days, respectively.

The following summarizes the options outstanding:

	Stock options
	Average
	exercise	Number
	price	of shares
	$

March 31, 2006	3.2531	161,750
Stock options granted	3.4200	50,000
Stock options exercised	3.0642	(66,500)
Stock options lapsed/cancelled	-	(5,000)
March 31, 2007	3.6073	140,250
Stock options granted	4.0300	55,000
Stock options exercised	3.4336	(11,000)
March 31, 2008	3.5810	184,250

At of March 31, 2007 and 2008, there were 90,250 and 129,250, respectively, of stock options exercisable.

The total intrinsic value of option exercised in the year ended March 31, 2007 and 2008 was $41 and $9, respectively. The weighted-average exercise price of the exercisable stock options in the year ended 2007 and 2008 was $3.33 and $3.39 respectively. The aggregate intrinsic value of the stock options exercisable at March 31, 2007 was $95. The weighted-average remaining contractual life of the exercisable stock options at March 31, 2007 and 2008 was 3.46 years and 2.37 years respectively.

F -  30

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

18.	STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

Additional information on options outstanding at March 31, 2008 is as follows:

		Weighted
		average
		remaining
	Number	contractual
Exercise prices	outstanding	life (years)

$1.4700	3,000	0.17
$3.1700	13,750	0.57
$3.4200	45,000	3.25
$3.5000	67,500	2.25
$4.0300	55,000	4.26
	184,250	2.93

The weighted-average exercise price of the outstanding stock options in the year ended 2007 and 2008 was $3.39 and $3.58 respectively. The aggregate intrinsic value of the outstanding stock options at March 2007 was $140.

19.	STOCK COMPENSATION

The Company entered into an employment contract with a director on April 1, 2004, which entitles the director to an annual bonus of 29,154 common shares upon completion of his service with the Company for the years ended from March 31, 2004 to 2009. The grant date of the share award was determined to be April 1, 2004.

The shares were issued to the director in 2006, 2007 and 2008 respectively and the Company recorded a compensation expense of $160 for each of the years ended March 31, 2006, 2007 and 2008, based on the fair value of the shares granted as of April 1, 2004.

F -  31

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

20.	SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Company considers its reportable segments to be metal stamping and mechanical OEM, electric OEM, the manufacture and trading of cameras and underwater products, and clocks and watches. Intersegment sales arise from transfer of goods between subsidiaries. These sales are generally at price consistent with what the Company would change third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2006	2007	2008
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	$19,404	$22,474	23,363
Intersegment sales	2,503	2,448	3,278
	21,907	24,922	26,641
Electric OEM:
Unaffiliated customers	2,322	7,233	8,501
Intersegment sales	794	909	1,158
	3,116	8,142	9,659
Cameras and underwater products:
Unaffiliated customers	1,487	511	404
Intersegment sales	120	62	28
	1,607	573	432
Clocks and watches:
Unaffiliated customers	2,630	1,251	896
Intersegment sales	294	239	196
	2,924	1,490	1,092
Corporate:
Intersegment sales	93	285	344
Intersegment eliminations	(3,804)	(3,943)	(5,004)
Total net sales	25,843	31,469	33,164

F -  32

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

20.	SEGMENT INFORMATION - continued

	Year ended March 31,
	2006	2007	2008
	$	$	$
Operating income (loss):
Metal stamping and Mechanical OEM	806	353	(932)
Electric OEM	12	277	(891)
Cameras and underwater products	(319)	142	22
Clocks and watches	388	(40)	(33)
Corporate	(285)	(346)	(443)
Total operating income (loss)	602	386	(2,277)
Interest expense:
Metal stamping and Mechanical OEM	126	210	210
Electric OEM	4	29	12
Clocks and watches	4	3	3
Total interest expense	134	242	225
Depreciation and amortization expense:
Metal stamping and Mechanical OEM	638	601	553
Electric OEM	220	259	227
Cameras and underwater products	13	9	3
Clocks and watches	216	45	19
Corporate	3	25	28
Total depreciation and amortization	1,090	939	830
Capital expenditure:
Metal stamping and Mechanical OEM	471	1,276	472
Electric OEM	36	491	65
Cameras and underwater products	-	-	-
Clocks and watches	167	97	6
Corporate	-	67	3
Total capital expenditure	674	1,931	546

F -  33

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

20.	SEGMENT INFORMATION - continued

	As at March 31,
	2007	2008
	$	$
Identifiable assets:
Metal stamping and Mechanical OEM	13,556	13,262
Electric OEM	7,089	5,868
Clocks and watches	865	521
Cameras and under water products	708	720
Corporate	196	119
Total identifiable assets	22,414	20,490
Long-lived assets:
Metal stamping and Mechanical OEM	2,467	2,298
Electric OEM	1,314	1,239
Clocks and watches	159	73
Corporate	40	36
Total long-lived assets	3,980	3,646

All of the Company's sales are co-ordinated through its head office in Hong Kong. The Company considers revenues generated from physical location of customers and the breakdown by destination is as follows:

	Year ended March 31,
	2006	2007	2008
	$	$	$
Net sales:
Hong Kong and China	13,981	16,754	16,457
Other Asian countries	524	204	238
Europe	10,298	13,118	14,426
USA	978	1,261	1,960
Others	62	132	83
	25,843	31,469	33,164

F -  34

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands except for share and per share amounts)

20.	SEGMENT INFORMATION - continued

The locations of the Company's long-lived assets are as follows:

	March 31,
	2007	2008
	$	$

China	3,973	3,645
Europe	7	1
	3,980	3,646

* * * * * *

F -  35