Form 20-F
period 2009-03-31
HIGHWAY HOLDINGS LTD
filed 2009-06-22
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009.

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

Po Fong
Chief Financial Officer
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
telephone: (852) 2344-4248
fax: (852) 2343-4976
po.fong@highwayholdings.com
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, $0.01 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  3,720,520 Common Shares were outstanding as of March 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.   See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

i

FORWARD - LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under “Item 3. Key Information.”

     Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Report as the “SEC.”

CONVENTIONS

Highway Holdings Limited is a holding company that operates through various controlled subsidiaries.  Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. Unless otherwise stated, all references to “dollars” or $ are to United States dollars.  “RMB” and “Renminbi” are references to the legal currency of China.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars.  The following selected statements of operations data for each of the three years in the period ended March 31, 2009 and the balance sheet data as of March 31, 2009 and 2008 are derived from our consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2005, 2006 and 2007 were derived from the Company’s audited financial statements, which are not included in this Annual Report.  The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information
(In thousands, except for per share data):
	2005	2006	2007	2008	2009
Statement of Operations
Net sales	$27,678	$25,843	$31,469	$33,164	$33,729
Gross profit	5,130	4,243	6,236	5,074	6,704
Operating (loss) income	(269)	602	386	(2,277)	881
Net (loss) income	(152)	42	594	(1,921)	768
Dividend declared and paid (1)	323	1,389	1,288	132	0
Per share amounts
Net (loss) income -basic	$(0.05)	$0.01	$0.16	$(0.50)	$0.21
Net (loss) income -diluted	(0.05)	0.01	0.16	(0.50)	0.20
Dividend declared & paid (1)	0.10	0.40	0.36	0.035	0
Weighted average number of shares:
Basic	3,260	3,465	3,636	3,810	3,744
Diluted	3,260	3,544	3,690	3,810	3,774

Balance Sheet Data
Property, plant and equipment, net	$3,473	$2,787	$3,980	$3,646	$2,840
Working capital	9,850	9,960	8,944	7,556	9,040
Total assets	20,100	18,891	22,414	20,490	17,811
Long term debt	967	803	1,133	833	553
Shareholders’ equity	13,058	12,274	12,167	10,394	11,356

____________
(1)	Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares.  The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises.  All of the Company’s operations are currently dependent on its manufacturing operations conducted at three facilities in China.  The principal facility, at which over 80% of the Company’s operations were conducted during the fiscal year ended March 31, 2009 (“fiscal 2009”), is located in Long Hua, Shenzhen, China. Pursuant to six leases (the “Premises Leases”), the Company utilizes approximately 450,000 square feet of space for manufacturing operations and dormitory facilities at the site of its principal factory complex in Long Hua, Shenzhen.  The Company’s operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). The Premises Leases were renewed in 2008 and currently expire on February 28, 2012.  The Premises Leases may be terminated by either the Company or the landlord upon six months notice to the other party.  Should either the Company of the landlord elect to terminate the Premises Leases prematurely (because of a breach of the leases by the Company, or pursuant to its six-month right to do so), the Company would have to relocate its largest facility to other, as yet unidentified, facilities.  While the Company believes that other suitable alternative facilities are available to the Company in or near Long Hua, Shenzhen, on terms that are equal to or better than the terms of the Premises Leases, any such relocation of the Company’s principal manufacturing facilities to alternative facilities would be costly, would materially disrupt the Company’s operations, depending on the location of the new facilities could result in the Company having to pay increased fees (including higher customs deposits) and costs, and would adversely affect the Company’s operations, its business, and its financial condition during the relocation and for at least one year thereafter.  Accordingly, the early termination of the Premises Leases would have a material adverse affect on the Company’s operations and financial condition in the near future.

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

The Company’s subsidiary, Golden Bright Plastic Manufacturing Company Limited, also is a party to an agreement with the Shenzhen City Longang District Foreign Economic Development Limited regarding the operations in Pinghu Lisu that, in substance, is similar to the BFDC agreements.  The agreement for the Pinghu Lisu facility expires in 2020.  The BFDC Agreements concerning the Long Hua facilities and the agreement with Shenzhen City Longang District Foreign Economic Development Limited regarding the Golden Bright operations in Pinghu Lisu (collectively, the “Operating Arrangements”) are dependent on the Company’s continuing good relationship with the designees of the local government.  In the event of a dispute involving these government agencies involving the Operating Arrangements, the Company could have difficulty trying to enforce its rights under these agreements because the parties to the agreements are Chinese governmental agencies.  The Company’s operations and prospects would be materially and adversely affected if the governmental parties to the Operating Arrangements do not honor the current agreements under the Operating Arrangements.

To date, the Company, the BFDC and Shenzhen City Longang District Foreign Economic Development Limited have been dealing with each other on terms different in certain respects from those contained in their respective Operating Arrangements.  There can be no assurance that neither the BFDC nor Shenzhen City Longang District Foreign Economic Development Limited will insist upon a change in the current practices so as to require stricter adherence to the terms of their agreements, which strict adherence could be less favorable to the Company than the practices currently in effect.  If the Company were required to adhere to the terms of the Operating Arrangements, the Company’s business and results of operations could be materially and adversely affected.

Recent Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen in Particular, Have Significantly Increased the Costs and Risks of Doing Business.  As further described in this Annual Report, the Chinese government has during the past two years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to life long employment), and safety regulations for buildings and workers.  In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies.  Certain parts of China, including the Company’s facilities in Long Hua, Shenzhen, have in the past experienced severe shortages of electricity and water, which could negatively affect the Company.  During the past fiscal year, the Company has experienced both water and electricity shortages, which have caused the Company to supplement its electricity needs through its diesel electricity generators.  The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations.  Although the foregoing changes materially and adversely affected the Company’s financial results for the fiscal year ended March 31, 2009, the Company believes that its financial strength, its high-quality operations, and its current business plan will allow it to remain viable, and even grow, as these new changes are being implemented in China.  However, no assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper.

Internal Political and Other Risks.  As of the date of this Annual Report, all of the Company’s manufacturing facilities are located in China.  As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China.  Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations or the expropriation of private enterprise could materially adversely affect the Company.  The Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization.  There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time, or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments.

Further Revaluation Of Renminbi Yuan.  As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China.  Since the fixed China currency exchange rate ended in July 2005, the yuan has appreciated relative to the U.S. dollar.  Nevertheless, the United States (or “U.S.”) and certain European countries have continued to call for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB.  In response to the demand for a revaluation of the renminbi, the Chinese government has permitted the RMB to appreciate in value (over 20% of cumulative appreciation since July 2005). There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company’s financial results.  Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and have a material negative effect on its operations, sales and financial results.

Recent Changes In The China’s Labor Laws Negatively Affect The Company’s Operations And Increase Its Operating Costs.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws.  The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices.  The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers.  As a result, the Company has incurred certain operating losses as its cost of manufacturing has increased.  The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers.  In addition, under the new law, employees who have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty.  Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn.  The changes in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 that affected three of the Company’s manufacturing facilities.  The worker strikes required the Company to make significant financial payments and concessions to its worker, and have resulted in the filing of labor claims by employees against the Company.  Although the current worldwide economic slowdown has, during the past year, caused a steep and sudden decrease in the demand for workers in Shenzhen, thereby relieving the shortage of workers and reducing the pressure to increase wages, the cost of labor in China continues to be significantly higher than it was two years ago.  Furthermore, no assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws.

Uncertain Legal System and Application of Laws.  The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances.  While China has a comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws occur quickly and sometimes unpredictably.  As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators.  Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  For example, the Company and other companies have periodically been taxed on foreign currency bank transfers, which taxes have been substantial.  In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations.  Recently, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region.  While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices, no assurance can be given that it will continue to be able to do so in the future.  Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted.  The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business.  The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

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

Current Tax Benefit for the Company’s Chinese Subsidiary.  The Company’s Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary was incorporated in the PRC and commenced operations in November 2006.  As a result, the subsidiary qualified for a tax holiday and a 50% tax reduction through 2010.  There is no assurance that the Chinese government will not cancel or revise this tax holiday before 2010. To date, Kayser (Wuxi) Metal Precision Manufacturing Limited has not been able to generate profits and has not been able to utilize these tax benefits.

Tax Risks of Operating in China.  The Company’s operations are subject to certain locally imposed taxes, the imposition of which is unpredictable and burdensome.  For example, until early 2009, the Company operated a light fixture manufacturing facility in He Yuan.  The Company was previously informed that its operations in He Yuan would be treated substantially the same as those in Shenzhen and, therefore, would not be subject to local taxation.  However, after initiating operations in He Yuan, the Company was told that its operations in He Yuan would, in fact, be taxed.  The amount of the unexpected tax made the facility in He Yuan unviable, and resulted in the Company’s decision to terminate its operations in He Yuan.  As a result, the He Yuan facilities were closed in April 2009, and the operations of that facility are being relocated back to Long Hua, Shenzhen.  No assurance can be given that the Company will not become subject to other unexpected taxes and levies that could detrimentally affect the Company’s cost structure in China and its future results from operations.

The Company is not required to withhold taxes in China for its Hong Kong based employees who reside less than 183 days in China.   While the Company carefully monitors the amount of time that its affected employees spend in China, an inadvertent violation of the employment restrictions in China by some of the Company’s employees could expose the Company to significant additional taxes in China.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Stock Price.  Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including the controversies over the protection in China of intellectual property rights that have threatened the business relations between the countries.  These strains on U.S./China relations could affect the ability of foreign companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies.  Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business.  No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected.  Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

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

China’s strict, communist era labor laws are difficult to comply with and costly to implement.  In addition, the Chinese government has made sweeping changes to labor laws, including increasing minimum wages, limiting overtime hours, permitting workers to join labor unions, permitting workers to sue their employers to enforce labor law violations, and requiring employers to provide other employee benefits.  As a result of the foregoing labor law changes, the cost of hiring workers has substantially increased, which has negatively affected the Company’s cost advantage it enjoyed compared to non-China manufacturers.  Employers found to be violating these labor rules are often severely penalized.  The strict enforcement of the labor laws, combined with the shortages in the available labor pool, have increased the Company’s costs of finding, hiring, paying, and otherwise providing for employees.

Risks Related to Operations

The Global Economic Weakness Has Adversely Affected The Company’s Business And Short-Term Earnings, Liquidity And Financial Condition And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So.   Most of the Company’s customers are international companies that operate globally or serve global markets.  As a result, the Company’s customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company’s customers’ products, the amount and timing of their orders, the financial strength of those customers and the Company’s suppliers, and/or the Company’s suppliers’ and customers’ ability to fulfill their obligations.  These factors have adversely affected, and are expected to continue to affect the Company’s operations, earnings and financial condition. This instability also could affect the prices at which the Company can sell its products, which also could adversely affect the Company’s earnings and financial condition.

The Company is Increasingly Financially Dependent Upon a Few Major Customer.  Historically, a substantial percentage of the Company’s sales has been to small number of customers.  During the years ended March 31, 2007, 2008 and 2009, the Company’s sales to its three largest customers for such periods accounted for approximately 46.9%, 46.1% and 48.2% of net sales respectively.  See “Business—Major Customers.”  While the Company believes that there are material benefits to limiting is customer base to a few, large well-established and financially strong customers, having fewer customers also has significant risks.  The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers.  The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases.  While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future.  Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales.  As a result, most of the Company’s revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time.  In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases.  A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company.  Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity.  During the fiscal years ended March 31, 2007, 2008 and 2009, accounts receivable from the five customers with the largest receivable balances at year-end represented 44.9%, 61.0% and 66.9% of the total outstanding receivables.

There Are Significant Financial and Operational Risks Related To Opening Additional Facilities in China.  The Company has in the past expanded its operations through acquisitions and by establishing new facilities.  All of these actions initially have strained the Company’s financial resources and reduced the Company’s profitability.  In addition, certain of the Company’s acquisitions and newly established operations have not been successful, have reduced the Company’s profitability, and have had to be closed.  Nevertheless, the Company may, in the future, continue to selectively acquire other companies or establish new facilities.  The cost of acquiring, establishing, refurbishing, upgrading and integrating new facilities normally is substantial and can negatively affected the Company’s future earnings and financial condition.  For example, in 2006 the Company acquired Golden Bright Plastic Manufacturing Company Limited, a company engaged in the business of the manufacture and supply of plastic parts and products.  The significant expenses that the Company has incurred to date as a result of the Golden Bright acquisition (including due diligence expenses, integration costs, the cost of upgrading certain machinery and equipment at Golden Bright’s facilities, and the significant costs incurred to upgrade and integrate the financial and accounting systems of Golden Bright with those of the Company) have to date reduced the Company’s overall cash flow and earnings.  Furthermore, the Company’s stopped its operations at its He Yuan facility in April 2009 after that newly established facility did not contribute to the Company’s operations as expected.  Although the Company intends to carefully select new acquisitions or facilities, no assurance can be given that any new acquisitions will, in fact, become profitable or will otherwise improve the Company’s overall operations, or that future additional acquisitions or facilities will not likewise have a negative impact on the Company’s short-term cash position and on its results of operations.

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers.  The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers, including Fong Po Shan, Satoru Saito, May Tsang Shu Mui, and Quan Vinh Can (Joseph).  Although the Company has employment contracts with the foregoing persons, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements.  The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations.  Mr. Kohl’s employment agreement expires in March 2014.  The Company currently owns a life insurance policy for Mr. Kohl in the amount of $2,000,000, but otherwise does not carry key man life insurance on any of its other officers or key managers.

Dependence on, and risk of loss of Credit Facilities.  The Company used to have credit facilities with Hong Kong and Shanghai Banking Corporation Limited (HSBC), DBS Bank (Hong Kong) Limited and Overseas-Chinese Banking Corporation Limited. These credit facilities are renewed annually. Although the Company, to date, has financed its working capital needs primarily through cash generated from its operations and from its internal financial resources, these credit facilities have provided the Company with the ability to borrow funds when needed and have been used for international letters of credit and similar financing functions.  During fiscal 2009, the Company decided not to renew the HSBC credit facility because of certain modifications to the terms offered by HSBC.  The Company still maintains credit facilities with DBS Bank (Hong Kong) Limited, and Overseas-Chinese Banking Corporation Limited, which collectively provide the Company with up to $4,562,000 of credit.  Although the Company believes that the remaining two credit facilities are sufficient based on the Company’s current working capital and its projected financial needs, the loss of the HSBC credit facility, and the reduction of the total amount of credit available, may nevertheless in the future negatively affect the Company.  Should the credit facilities with DBS Bank (Hong Kong) Limited, and Overseas-Chinese Banking Corporation Limited not be available to the Company, or should the amounts at these two institutions be reduced or otherwise restricted, the Company’s ability to fund its working capital and other needs would be negatively impacted, which could materially and adversely affect its operations and business.  No assurance can be given that the Company’s to remaining lenders will continue to provide the Company with the credit facilities that it will need in the future.

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

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors.  The Company competes against numerous manufacturers for all of its current products.  Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers.  To a large extent, the Company competes in its Original Equipment Manufacturing (“OEM”) business on the basis of quality, price, service, and the ability to deliver products on a reliable basis.  Due to intense price competition, the Company has at times during the past few years had to reduce its price and its operating margins.  In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases.  This has led to lower gross margins and even to net losses in some product lines.  During the past few years, the Company has at times lost manufacturing contracts because of its price increases, which losses have negatively affected the Company’s net sales and lowered its market share.  As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based on its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong’s shipping port and business/banking facilities.  However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished.  In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located at sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper than in Shenzhen.  Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China.  Recent events in China have significantly increased the cost of operating in China, including changes in labor laws, changes in environmental regulations and in the enforcement of such regulations, increases in safety regulations, and a general increase in the cost of doing business have all collectively significantly eroded the advantages of operating in China.  No assurance can be given that the Company will continue to be able to compete effectively against companies outside of China in its principal businesses.

Increased Dependence on the Long Hua, Shenzhen, Factory Complex.  In order to reduce the Company’s dependence on a single facility in Long Hua, Shenzhen, the Company in July 2005 opened a second, smaller manufacturing facility, in He Yuan, China.  Thereafter in 2006, the Company also commenced operations at a small manufacturing facility in Wuxi, China, and a plastic products manufacturer in Pinghu, approximately 15 kilometers from the Company’s main facility in Long Hua.  As a result, during the fiscal year ended March 31, 2009, the Company was operating at four locations.  However, despite these new sites, over 80% of the Company’s revenues for fiscal 2009 were generated from the Long Hua, Shenzhen facility.  In addition, in April 2009 the Company stopped all operations at one of its four facilities (the He Yuan facility is currently being closed) and has reduced its Golden Bright facility by one-third.  Accordingly, the Company will be more dependent upon its principal Shenzhen facility in the future than it was in fiscal 2009, and the loss of this facility, or any material disruption of its operations at this facility would be costly, could materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition.  The Company currently maintains fire, casualty and theft insurance aggregating approximately $30,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China.  The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

The Cost Of Purchasing Components Has Been Erratic And Could Increase, Thereby Negatively Affecting The Company’s Margins And Operating Results.  The Company purchases many of the components used in manufacturing its products.  An estimate of the cost of these components is included in the price that the Company quotes to its customers.  However, the Company does not have written agreements with most of its suppliers of components. This typically results in the Company bearing the risk of component price increases because the Company may be unable to procure the required materials at a price level necessary to generate anticipated margins.  During fiscal 2009, the cost of many components increased substantially and thereafter decreased as demand for those components softened.  Accordingly, increases in component prices could materially and adversely affect the Company’s gross margins and operating results.

Fluctuation in Foreign Currency Exchange Rates.  Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations.  In prior years, the Company’s exposure to currency fluctuations was limited  because most of its sales were denominated in either U.S. or Hong Kong dollars.  However, as a result of its increasing sales to European customers, many of which are paid in Euros, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations.  The Company’s financial results have, from time to time, been affected by currency fluctuations.  For example, the Company recognized a net foreign currency exchange gain of $283,000 for the fiscal year ended March 31, 2008 due to the appreciation of the value of the Euro compared to the U.S. dollar.  However, the Company had a currency exchange loss of $330,000 for fiscal 2009.  Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates.  The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks.  In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations.  The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China.  The Company sells its products to customers in Hong Kong, North America, Europe, and Japan. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts.  The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

The New ROHS Regulations May Affect the Company’s Operations And Expose It To Liability.  The European Union and Japan have adopted, and other major markets are considering adopting, the Restriction on Hazardous Substances (“RoHS”) rules and regulations that prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury).  RoHS directives took effect in July 2006.  Certain of the toxic materials on the RoHS banned list have previously been used, and may currently still be used in the manufacture of products that we purchase or that we supply to our customers.  The Company’s European and Japanese customers have required that the Company comply with the new RoHS rules and regulations and that the Company give its customers assurance that the products and parts delivered by the Company are RoHS compliant.  In the event that the Company cannot produce products that are RoHS compliant, it will lose sales of those products.  In addition, there is a risk that shipments of our products may be seized and, if found to be non-compliant, that we may be fined.  Although the Company is attempting to comply with all of the new rules, and it is requiring that its parts suppliers comply with the new rules, no assurance can be given that the Company will be fully compliant or that its suppliers will correctly certify that the materials that they supply to the Company are compliant.  Manufacturing products in compliance with RoHS will require the Company to incur additional manufacturing and administrative costs.  However, failure to comply with the RoHS rules could result in the loss of sales, the loss of customers, and financial penalties.  Since these rules have not yet been fully implemented, the costs and additional burdens on our business and operations of the RoHS rules and regulations are uncertain, but could be substantial.

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

•	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

•	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

•	Future acquisitions could divert the Company’s capital and management’s attention to other business concerns.

•	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

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

Risks Related To The Exchange Rate Between Hong Kong Dollar and U.S. Dollar.  A substantial portion of the Company’s net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar.  Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.78 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to re-value the Hong Kong dollar.  All dollar amounts (“$”) set forth in this Annual Report are in U.S. dollars.  The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government.  While the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future.  The Company incurs significant amount of its expenses in Hong Kong dollars and generates its revenue’s primarily in U.S. dollars and Euros.  As a result, the Company would be negatively affected if the value of the Hong Kong dollar were to appreciate.  An appreciation of the Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins.  There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company’s business and results of operations.

Certain Legal Consequences of Incorporation in the British Virgin Islands

The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the International Business Companies Act of the British Virgin Islands.  Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S.  Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions.  Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.  In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

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

Our Common Shares May Be Delisted From The Nasdaq Capital Market If Our Stock Price Does Not Meet The Requirements For Continued Listing.  In general, under the rules of the Nasdaq Capital Market, a security must maintain a minimum $1.00 closing bid price in order to continue to be listed on the Nasdaq Capital Market.  During fiscal year 2009, the value of the Company’s Common Shares, which are listed on the Nasdaq Capital Market, had a closing bid price below $1.00.  However, beginning with an announcement on October 16, 2008, Nasdaq has temporarily suspended the enforcement of its rules requiring a minimum $1.00 closing bid price until July 20, 2009.  Therefore, despite our Common Shares having a closing bid price below $1.00, the Company was still considered in compliance with the Nasdaq listing qualifications.  Once the suspension period is over, if we eventually fail to comply with this condition for continued listing, our Common Shares may be delisted from the Nasdaq Capital Market.   There is no assurance that our Common Shares will be listed for trading or quoted elsewhere and an active trading market for our Common Shares may cease to exist, which would materially and adversely impact the market value of our Common Shares.

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

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition.  To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies.  Except for the provisions of Section 404 of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to attest to our internal controls, all of the provisions of that act that will apply to the Company must now be implemented.  These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices.  In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects.  Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will continue to be a significant burden on the Company’s legal, financial and accounting costs, and the Company expects these increased costs to continue in the current fiscal year ending March 31, 2010.

We may not declare or pay cash dividends. The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position.  Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal year ended March 31, 2009.  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.  If we do not pay a cash dividend, our shareholders will not realize a return on their investment in our Common Shares except to the extent of any appreciation in the value of our Common Shares. Our Common Shares may not appreciate in value, or may decline in value.

Item 4.  Information on the Company

History and Development of the Company.

Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands.  The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.  The Company’s administrative offices for its subsidiaries are located in Hong Kong at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong and the Company may be contacted at (852)2344-4248.  Highway Holdings Limited currently operates through five active controlled subsidiaries.

The Company began its operations in 1990 in Hong Kong as a metal stamping company.  In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China, where the metal stamping and the Company’s other operations have been conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”).  As a result of the BFDC Agreements, the Company’s Long Hua operations are provided with manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company pays management fees, based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex.

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

In 1997, the Company purchased substantially all the assets of Kienzle Uhrenfabrik GmbH (“Kienzle Uhren”), a clock and watch manufacturer that traces its origin back to 1822 in Germany, which was at the time in receivership.  The purchase included the trademark to the “Kienzle” name and the equipment, machinery, tools, patents and furniture and office equipment of Kienzle Uhren.  Subsequent to purchasing the equipment, the assets of Kienzle Uhren were dismantled, packed and shipped from Germany to the Company’s facilities in Hong Kong and China.  Thereafter, the Company commenced manufacturing clocks for third parties for sale under various brand names (such as Braun, Swatch, and Casio), as well as clocks for the Company’s own account (which clocks were sold under the Company’s own “Kienzle” brand name).  During the fiscal years ended March 31, 2003 and 2004, the Company has also licensed the “Kienzle” mark for use with various other products in Europe, which products were manufactured by others.  The Company also manufactured and sold watches, both under its “Kienzle” brand name and for sale under other labels.  However, as with the camera operations, because of the clock and alarm features of mobile telephones, the market for clocks and watches has significantly decreased and become extremely price competitive.  As a result, in fiscal year ended March 31, 2006, the Company sold all of its rights to the “Kienzle” trademark for an aggregate purchase price of $2,160,000 and terminated most of its clock and watch operations.  The Company now only manufactures clocks and watches on a limited basis as an OEM manufacturer for third party clock/watch companies.

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen, that it has operated since 1991, during fiscal 2009 the Company operated three other manufacturing facilities located in Pinghu, Wuxi and He Yuan in China.  During the past three fiscal years, the Company paid a total of $1,214,000 to acquire its Golden Bright Plastic Manufacturing Company Limited subsidiary and to establish its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary.

Pinghu.  In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a Hong Kong company primarily engaged in the business of the manufacture and supply of plastic parts and products.  Golden Bright Plastic Manufacturing specializes in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly.  Golden Bright produces components, subassemblies and finished products for its OEM customers.  Golden Bright maintains its factory in Pinghu, approximately 15 kilometers from the Company’s principal facilities in Long Hua, Shenzhen.  Approximately 100 employees work at the Pinghu facility as of March 31, 2009.  Initially, the Pinghu facility consisted of an approximately 14,600 square meter facility.  However, the Company has recently reduced the size of this facility by approximately one-third.  The operations of Pinghu were severely affected by the labor strikes that affected the Company during the fiscal year ended March 31, 2008.  During fiscal 2009, the Company eliminated some of the duplicative administrative functions at Pinghu and consolidated those functions into its administrative headquarters in Hong Kong.  This consolidation has improved the operating results of the Pinghu facility.

Wuxi.  In December 2005, the Company also incorporated Kayser (Wuxi) Metal Precision Manufacturing Limited under the laws of China.  The new Chinese subsidiary was established in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. Unlike the facilities in Shenzhen and He Yuan, because it is a Chinese company, the Wuxi subsidiary is able to sell its products in China to Chinese purchasers for use in China.  The Wuxi subsidiary was established for the purpose of accessing the growing business opportunities in the Shanghai region and to serve the large number of European and Japanese OEMs in the region, most of whom require local delivery.  The Wuxi subsidiary was established by the Company by purchasing the assets of an existing local manufacturing operation.  The Company intended to transfer a 29% stake in Kayser (Wuxi) Metal Precision Manufacturing Limited to the two unaffiliated persons from whom the Company purchased the assets.  However, because of the substantial difficulties and high costs involved in evaluating and transferring non-cash investments, the Company has not yet formally transferred 29% of the stock of the Wuxi subsidiary to the two minority shareholders, and the Company currently officially still holds 100% of the shares of the Wuxi local foreign invested company.  Accordingly, as of March 31, 2009, the Company owned a 71% financial interest in the Wuxi subsidiary and the two minority shareholders hold the remaining 29% financial interest.  In June 2009, the Company entered an agreement for the acquisition of a 19% financial interest in Wuxi from one of the minority shareholders.  Upon the completion of the acquisition of the 19% financial interest, the Company will own 90% financial interest in the Wuxi subsidiary.  The other 10% financial interest in the Wuxi subsidiary will continue to be owned by the remaining minority shareholder, who is also the factory manager of the Wuxi facility.  The Wuxi facility currently employs approximately 28 employees.  Kayser Wuxi has, to date, operated at a negative cash flow.  As a result, unless the company increases its revenues and commences operating at a profit, the Company may stop providing financial support to the subsidiary, which could result in the closure of this facility.

He Yuan.  The He Yuan, China, manufacturing facility commenced operations in November 2005.  During fiscal 2009, that facility manufactured light fixtures.  The He Yuan facility, located in the city of He Yuan, consisting of 3,500 square meter, was established in order to evaluate the costs, benefits and difficulties of operating a much larger facility at He Yuan.  The facility was established under an agreement with the government of He Yuan, and was intended to operate under a tax free arrangement similar to the BFDC agreements in Long Hua, Shenzhen.  However, after the facility was established and was fully operational, the He Yuan government informed the Company that the facility was, in fact, subject to substantial taxes (including taxes on presumed profits, even though that facility had not yet produced profits).   As a result of this change in the local government’s policy, the Company stopped all operations at the He Yuan facility in April 2009, and the Company currently is relocating the He Yuan equipment back to Long Hua.

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and  electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers.  All of the Company’s manufacturing activities are currently conducted at three locations in China.  The Company’s principal, and oldest factory complex is located in Long Hua, Shenzhen, China, at which the Company currently employs approximately 700 employees in all areas of its operations.  The Company’s Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary in Wuxi, China, manufactures metal tools and parts for the internal Chinese market.  The Wuxi facility currently employs 28 persons.  The Company’s Golden Bright Plastic Manufacturing Company Limited subsidiary is primarily engaged in the business of the manufacturing and supplying plastic parts and products.  The Golden Bright facility employs approximately 100 persons.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which products are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, clocks, automobile accessories, vacuum cleaners, light fixtures, electro motors, wireless chimes, air pumps and dishwasher and other washing machine components.  As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services.  The metal manufacturing services include metal stamping, spray painting, screen printing, plastic injection molding, pad printing and electronic assembly services.  The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards.  Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base.  The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German, American and Chinese nationals; (ii) its comparatively low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

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

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers.  The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality.  For the fiscal year ended March 31, 2009, approximately 97% of the Company’s revenues were derived from the metal, plastics and electric OEM manufacturing operations of the Company; the balance represented OEM sales of clocks and camera products.

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

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party manufacturer.  The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations.  In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages.

The following are some of the elements that the Company believes will enable it to compete as a third party manufacturer.

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

Upgrading Equipment-Increased Automation.  In order to attract major European and Japanese OEM customers and in order to reduce its labor costs, the Company has during the past few years upgraded the design and manufacturing equipment at its facilities.  In the past few years, the Company made significant investments in new tool making equipment, including the purchase of seven state-of-art machines for use at the plastics manufacturing facilities at Golden Bright and the purchase of new stamping machines, spectrum analyzers and robotic equipment.   The new Golden Bright equipment included five Computer Numerical Control (“CNC”) tooling machines, one CNC measurement machine, and one electronic injection molding machine. Concurrently, the Company entered into a cooperation agreement with Kyoei Engineering Co. Ltd., a Japanese company, for the use and operation of this equipment.  Pursuant to the cooperation agreement, the Company has agreed to permit Kyoei Engineering to utilize the measurement equipment for up to 50 percent of the available operating time, calculated weekly, during normal business hours, for its own purposes and benefit, provided that Kyoei Engineering supplies a full-time Japanese engineer to operate the machinery for both the Company and Kyoei Engineering.  The Company also intends to purchase additional equipment that will increase the automation of certain of its manufacturing processes in order to reduce the effect that the recent increases in labor costs and to reduce the Company’s dependence on short-term workers.

The Company has also commenced using automation and robotics to replace certain operations that have to date been performed manually by its workers.  The Company designs and manufactures many of the automated/robot machinery that it is now installing to replace some of the repetitive functions performed by workers.  The Company’s goal is to use automation/robotics to reduce it labor costs and to increase the quantity of products that it manufactures at its work stations.  The newly installed automated machinery has reduced the number of workers at the Company’s facilities, which reduction is expected to continue in the future.

During the fiscal years ended March 31, 2007, 2008 and 2009, the Company’s total investment in new equipment and machinery was approximately $1,931,000, $546,000, and $104,000 respectively.

Maintaining customers and increasing market share through financial strength.  Many of the Company’s largest customers are global companies that require that their OEM manufacturers have the financial strength to survive during financial and economic downturns.  The Company has traditionally maintained a strong balance sheet that has enabled it to continue to supply its customers during economic downturns.  The Company’s financial policies enabled it to operate during the Asian financial crisis that commenced in 1998 and has, to date, enabled the Company to continue to operate during the current worldwide economic crisis.  Many of the Company’s local competitors have failed (an estimated 20% of businesses in Shenzhen have gone out of business in the past 18 months, and many more are predicted to fail in the near future).  The failure of some of these other companies has enabled the Company to strengthen its relationships with its existing customers and to obtain additional orders that may otherwise have been gone to competitors.

Expansion by acquisition, merger and other means:  The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities.  During the past three years, the Company has purchased two existing manufacturing operations in Wuxi and in Pinghu, China.  The Company continues to consider and evaluate other possible acquisitions, both in China and elsewhere to gain technology know how, additional management and technicians  and an increased customer base.

In addition to expanding its manufacturing capabilities in China through acquisition, merger, etc., the Company may also acquire and/or establish additional manufacturing facilities in other countries.  However, no such other locations have been selected, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business.  Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage.  Certain Japanese and German companies have built the goodwill associated with their products and tradenames on a high level of perceived quality.  By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers.  Management believes that the Company’s commitment to high level service, attention to detail and quality has the effect of providing customers with a sense of confidence and security that their product requirements will be met and their products will be delivered on time and at a competitive price.

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

Tooling design and production:  The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product.  Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop.  In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company.  Customers will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products.  The Company uses various computer controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product.  As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

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

The Company maintains its ISO 9001 quality management system certification and its ISO 14001 environmental management systems certification.

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

During the past few years, the price of metal and plastics raw materials has fluctuated significantly, and there have been shortages for some materials.   The Company estimates that the cost of some metal and plastic products increased during the past few years by between 10% and 100%, which increases were followed in late 2008 by significant price decreases in many of these raw materials.  The increase in raw materials prices has also increased the price of packaging.  The increases in these prices reduced the Company’s gross margins in the past few years on some of its OEM manufacturing products, particularly on those products for which the Company was unable to pass through the cost increases.  However, now that the cost of some raw materials has decreased, the Company has benefited and has seen its gross margins increase in fiscal 2009.  As a result of these fluctuations in raw material prices, the Company now no longer enters into longer-term, fixed price manufacturing agreements with its customers.  Most new orders for products now are shorter-term orders that are priced based on the recent market price of raw materials.  The Company’s refusal to enter into longer-term fixed price agreements has, at times, resulted in some reduction of new purchase orders and strained relations with certain customers.  However, the refusal to enter into certain longer term contracts has during fiscal 2009 protected the Company from incurring significant losses on those contracts.

The parts, components and products manufactured by the Company include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products.  The Company manufactures many of these products, but also purchases many other products that it uses in its products.  These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply.  As a result of the recent worldwide economic crisis, many of the local providers of parts and components used by the Company in its products have ceased operations.  As a result, the Company could experience difficulties from time to time in obtaining parts and components from its normal local suppliers.

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck.  Generally, the Company sells its products “free carrier” (“F.C.A.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong.  The Company uses subcontract trucking services to transport it products.  Recent improvements in the roads and highways in China have facilitated intra-China transportation, and the Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and generally have improved the flow of cross-border goods.  Many of the Company’s customers use the Shenzhen sea port rather than the port of Hong Kong.

The Golden Bright facilities in Pinghu are located near Hong Kong and the sea port in Shenzhen.  Similarly, the Wuxi subsidiary has good access to the Shanghai ports by highway and railroads.  However, unlike its other facilities, it is expected that most of Wuxi’s products will be provided to local customers and not sold to foreign markets.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries.  Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers.  For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.  Payments are paid in Hong Kong dollars, U.S. dollars and European Euros.  Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2007, 2008 and 2009:

	Year Ended March 31
	2007	2008	2009
GEOGRAPHIC AREAS:
Hong Kong and China	53.3%	49.6%	42.4%
Europe	41.7%	43.5%	47.5%
Other Asian countries	0.6%	0.7%	0.6%
United States	4.0%	5.9%	8.7%
Others	0.4%	0.3%	0.8%

During the year ended March 31, 2009, there was a change in the internal financial reporting of information to the Company's chief operating decision maker, leading to a change in the Company's operating segments from four segments (Metal stamping and mechanical OEM; Electric OEM; Cameras and underwater products; and Clocks and watches) to two segments, consisting of its metal stamping and mechanical OEM and its electric OEM operations (that include its plastic operations). Amounts for fiscal years 2007 and 2008 have been restated to conform to the current management view. The sales by segments for the years ended March 31, 2007, 2008, and 2009 are as follows:.

	Year Ended March 31
	2007	2008	2009
SEGMENT SALES:
Metal Stamping and Mechanical OEM	71.4%	70.4%	66.2%
Electric OEM	28.6%	29.6%	33.8%

Most of the Company’s customers for its parts, components, and subassemblies generally are themselves manufacturers.  The Company’s products are sold primarily to Japanese and German owned companies that are finished goods manufacturers or contract manufacturers in China.

Until recently, the Company has marketed its metal stamping products and services to existing customers primarily through direct contact with the Company’s management and senior purchasing officers of the customers.  The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows.  During the past few years, the Company has gradually increased the number of foreign sales person to complement the activities of its officers and in-house sales personnel. Due to the international nature of senior management, the Company believes that it has been able to bridge the cultural, language and quality perception gaps that concern certain Japanese and German companies when dealing in China.

Major Customers

For the fiscal year ended March 31, 2009, three customers each accounted for more than 10% of the Company’s net revenues (or 48% collectively of the Company’s net sales).  During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers.  If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s orders decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders.  Customers usually do not provide long term contracts for their purchases and are usually able to cancel or amend their orders at any time without penalty.  In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements.  Certain of the Company’s larger customers provide the Company with non-binding forecasts of their anticipated needs for the next year in order to enable the Company to plan for the anticipated orders.  Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods.  Accordingly, backlog has not been meaningful to the Company’s business.  Sales of manufactured products to established existing clients are primarily on credit terms between 45 to 90 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms.  Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low.  However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers.  Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments.  Parts are generally shipped 30-60 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-60 days to complete prior to commencing manufacturing.  While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue.  The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

Industrial Property Rights

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business.  The Company does, however, own some patents on its clock and camera technologies.  Since the Company does not currently generate significant revenues from products covered by these patents, the patents currently are not relevant to the Company’s principal operations, and their carrying value has been written off on the Company’s consolidated financial statements.

Competition

The Company competes against numerous manufacturers, including both smaller local companies as well as large international companies.  For example, management believes that firms which are smaller than the Company make up the largest segment of the metal manufacturing industry in China, although it is not aware of any empirical data defining the metal manufacturing industry in China.  As a result of the recent economic crisis, a number of these smaller competitors, including many located in Shenzhen, have ceased operations.  However, since some of the Company’s customers are large international enterprises that source their products from many international sources, the Company also competes against metal manufacturing companies in other low cost manufacturing countries.  As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere.  Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company.  The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis.  The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing good quality products at a competitive prices with reliable delivery and service.  In addition, since the Company’s main manufacturing facilities are located in the Shenzhen area, near some of its OEM customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, by being able to offer “just in time” supply services, and by being able to recycle packaging materials for multi-use purposes.

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays.  In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences severe labor shortages, which further impact the operations during this period.  The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, all of the Company’s manufacturing facilities are located in China.  As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China.

China’s strict, communist era labor laws are difficult to comply with and costly to implement.  In addition, the Chinese government has during the past two years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to life long employment), and safety regulations for buildings and workers. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws.  The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized.   As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices.  The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty.  Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn.  The change in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 that affected three of the Company’s manufacturing facilities, caused other labor slow-downs, required to the Company to make significant financial payments and concessions to its worker, and has resulted in the filing of labor claims by employees against the Company.

In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations.  The Company also has to comply with the environmental laws of its customers, such as recently adopted regulations of the European Union and Japan known as the Restriction on Hazardous Substances (“RoHS”).  These rules and regulations prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury).

While the Company’s manufacturing facilities are in China, the Company sells its products to customers in Hong Kong, North America, Europe and Japan. As a result, its operations are subject to significant regulations related to its activities in these regions, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, and trade agreements and taxation.

Research and Development

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company conducts no material research or development.  The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with developing automated machines that the Company uses in its manufacturing process and the development of LED lights.

Other Activities

The Company continuously considers changing, improving and expanding its operations and related activities.  The Company currently is considering entering into a joint venture with one or more European companies to design, develop and manufacture automation equipment at the Company’s facilities.  Such automation equipment would be sold to third party manufacturers who want high quality automation equipment.  Since the Company currently manufactures the automation equipment that it has been installing into its own factories as part of the Company’s own automation plan, this new business would merely expand and commercialize certain functions that the Company already engages in.  The Company has not yet finalized any arrangements with its possible joint venture partners, and no assurance can be given that the Company will elect to design and manufacture automation equipment for sale to third parties.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries.  As of March 31, 2009, Highway Holdings Limited owned eleven subsidiaries, ten of which were wholly-owned by Highway Holdings Limited; the Company owned 100% of the shares of, but only a 71% economic interest in, Kayser (Wuxi) Metal Precision Manufacturing Limited.  The Company has been consolidating the operations of certain of these subsidiaries.  As a result of its recent reorganization efforts, the Company currently conducts its business primarily through five subsidiaries.  Details of these subsidiaries are as follows:

Place of		Date of		Percentage of ownership at March 31,
incorporation	Name of entity	Incorporation	Principal activities	2008	2009
Hong Kong	Hi-Lite Camera Company Limited	November 10, 1978	Manufacturing OEM products	100%	100%

Hong Kong	Kayser Limited (formerly known as Kienzle Time (H.K.) Limited)	August 24, 1997	Trading of OEM products	100%	100%

Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products	100%	100%

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Manufacturing and trading of plastic injection products	100%	100%

China	Kayser Wuxi Precision Metal Manufacturing Limited	December 21, 2005	Metal stamping and tooling design	71%	71%(1)

(1) The Company is currently completing the acquisition of a 19% financial interest in Kayser Wuxi from one of the minority shareholders. Upon the completion of the acquisition of the 19% interest, the Company will own 90% of the Wuxi subsidiary. The other 10% of the Wuxi subsidiary will continue to be owned by the remaining minority shareholder, who is also the factory manager of the Wuxi facility.

British Virgin Islands

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong

The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative offices. These premises, consisting of approximately 1,912 sq. ft., are leased under a lease that expires in July 2011 and has a monthly rental cost of $4,558 per month.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $2,272 per month under an agreement that expires in December 2009.

China

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal manufacturing, OEM product assembly, camera and clock manufacturing, plastic injection, tooling workshop and warehouse operations. There are also offices for production management, production engineering, and production support administration on the premises. The term of the leases expires on February 28, 2012. The utilization rate of these facilities during the fiscal year ended March 31, 2009 did not exceed 60% of its maximum capacity. Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company’s space needs in the near future.

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

Until recently, the Company operated a light fixture manufacturing facility in He Yuan City, China. However, the Company has decided to close its operations in He Yuan and, accordingly, has vacated that site. The Company’s lease at the He Yuan facility expired on June 1, 2009 without renewal.

As part of its acquisition of Golden Bright Plastic Manufacturing Company Limited in Pinghu, the Company assumed that company’s obligations under an operating license agreement with Shenzhen City Longang District Foreign Economic Development Limited that expires in 2020. In May, 2009, with the cooperation of its landlord, the Company vacated approximately one-third of its prior leased space in Pinghu. As a result, the Golden Bright facilities currently consist of approximately 94,000 square feet of manufacturing facility and dormitory living quarters that are leased under a lease that expires in June, 2012.

The Company’s Wuxi subsidiary leased a 46,000 square feet facility in February 2007. The facilities are leased for $5,650 per month under a lease that expires in February 2016.

Item 4.A.   Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past three years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its multi-national clients. Although the Company manufactures metal, plastic and electronic parts and products for its customers, it treats its metal stamping and mechanical OEM manufacturing operations and its electric OEM manufacturing operations as two separate business segments.

Beginning in early 2008 (at the beginning of the Company’s March 31, 2009 fiscal year), the worldwide economy in general, and the manufacturing industry in particular, began to experience a significant downturn, which directly affected, and continues to have a material adverse affect on the Company’s business and financial condition and its results of operations. The worldwide credit crisis resulted in a sharp reduction in the demand for the products sold by the Company’s customers, which has resulted in fewer purchase orders for the Company’s products from the Company’s customers. In addition to lower demand for the Company’s products, the economic downturn also resulted in increased pricing pressures and lower prices. These factors have reduced the amount of revenues that the Company anticipated to generated in fiscal 2009 and have lowered the Company’s net income from the levels that it anticipated. Furthermore, the Company believes that these factors will continue to negatively affect its operations for most of the current year and that the negative effects of the financial and economic crisis may, in fact, worsen in the short term.

The economic crisis has, however, also had a positive impact on the Company’s business and operations. Because of the sudden and severe downturn in purchase orders for most OEM manufacturers, many of the Company’s financially weaker competitors have gone out of business or drastically reduced the scope of their operations. As a result, competition has decreased, which has resulted in additional purchase orders for those manufacturers, such as the Company, that are still in business. Also, because of the industry-wide decrease in manufacturing activities, the prices of many raw materials have significantly decreased. Finally, because many manufacturers in the Company’s principal operating region (Shenzhen, China) have gone out of business, unemployment has risen sharply. The increase in unemployment has increased the pool of qualified and motivated workers and has reduced the demand of these workers for higher wages. The combination of these factors enabled the Company in fiscal 2009 to maintain, or even increase, its revenues and some of its operating margins. However, because the economic downturn is not expected to abate during the remainder of 2009, the Company anticipates that revenues and profits will, however, decline in the near future despite the benefit of lower raw material costs and an improved labor market.

As described in this Annual Report, prior to the recent economic downturn, the Company initiated changes in its business that have, to date, softened the impact of the financial and business crisis. In addition, as soon as the downturn was realized, the Company took decisive steps to reduce costs and to maintain its operating efficiencies. These steps include, among others, a sharp reduction in the number of its workers, the closing of one of its four manufacturing facilities (the facilities in He Yuan) in April 2009, reducing the size of the Golden Bright factory by one-third, consolidating the administrative functions of Golden Bright, and requiring price reductions from many of its vendors and service provides.

The Company’s cost cutting initiatives have, however, been partially offset by higher rental payments that the Company has been required to make since it renewed its leases at its main facility in Long Hua, Shenzen, in February 2008, and by the continuing impact of the additional labor costs resulting from China’s adoption of new labor laws. The rental payments the Company is now required to make for its Long Hua facility are higher than the rates in effect when the prior lease expired on February 28, 2008, and significantly higher than current market rates, which have drastically dropped since the economic downturn fully took effect in Shenzhen in mid-2008.

The Company is not taxed in the British Virgin Islands, the state of its incorporation. The location of the Company’s administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong income tax. The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong. The statutory tax rate in Hong Kong currently is 16.5%, and there are no taxes on dividends or capital gains. However, because of the Company’s multi-jurisdictional operations, the Company’s overall tax rate varies from the current 16.5% rate.

Under the BFDC Agreements that apply to the Company’s principal operations in Shenzhen, the Company does not pay taxes in China based on the operations of the Shenzhen facilities because it is not considered to be a tax resident in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements (which taxes are indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China are common in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws. The Golden Bright operations that the Company commenced in fiscal 2007 are conducted in a factory in Pinghu Lisu on a similar basis as in Shenzhen. Therefore, the Company does not directly pay taxes on its Pinghu operations in China. However, the Company is taxed on the operations of its wholly-owned subsidiary in Wuxi. Because the Wuxi facilities are operated by a registered company in China that pays domestic taxes on its operations, it is authorized to manufacture and sell products for China domestic market.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is incorporated in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues have been derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic parts and components. The Company also derives some revenues from the manufacture and sale of clocks, clock movements, watches, cameras, camera accessories and some LED lighting products, although such revenues have constituted approximately 4%-5% of the Company’s annual net sales.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2007	2008	2009

Net Sales	100%	100%	100%
Cost of sales	80.2	84.7	80.1
Gross profit	19.8	15.3	19.9
Operating income (loss)	1.2	(6.9)	2.6
Non-operating income (loss) (1)	0.8	1.0	(0.6)
Income (loss) before income taxes before minority interest	2.0	(5.9)	2.0
Income tax (expense) credit	(0.2)	(0.1)	0.1
Income (loss) before minority interest	1.8	(6.0)	2.1
Minority interest	0	0.2	0.2
Net income (loss)	1.8	(5.8)	2.3

Note:
(1)
Non-operating income (loss) includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) gain on disposal of partial interest in a subsidiary and investment securities, and (iv) other income.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net sales for the fiscal year ended March 31, 2009 (“fiscal 2009”) increased by $565,000, or 1.7%, from the year ended March 31, 2008 (“fiscal 2008”). The increase in net sales occurred despite a worldwide economic slowdown and a worldwide financial crisis that has affected the Company and its customers. The Company’s net sales increased during the first nine months of fiscal 2009 due in part to a large backlog of orders that carried over from fiscal 2008. During fiscal 2008 the Company was subjected to four labor strikes that stopped and/or slowed down some of its operations and manufacturing. As a result, the Company was unable to fill all of its orders in fiscal 2008, which orders were filled in fiscal 2009 when the Company’s workers returned to full force. In addition, the Company also benefited because some of its competitors ceased operating. However, as the backlog was filled and the full extent of the economic slowdown became evident in mid 2008, new customer orders slowed, and sales during the fourth quarter of fiscal 2009 decreased. The Company currently anticipates that slower sales will continue for the next few fiscal quarters.

Gross profits increased in fiscal 2009 over gross profits in fiscal 2008 by $1,630,000 due to the increase in revenues and, in particular, due to a significant decrease in the cost of raw materials. During fiscal 2008, the cost of most of the Company’s raw materials increased very significantly. However, due to the economic downturn and other global factors that occurred in fiscal 2009, the cost of these raw materials decreased very significantly in fiscal 2009. As a result, the Company’s cost of sales decreased by $1,065,000 in fiscal 2009 compared to fiscal 2008 despite an increase in net sales. Because of these significant fluctuations in the cost of raw materials, the Company and certain of its larger customers have agreed to price new orders based on the cost of raw materials and to periodically adjust the price of the products manufactured by the Company based on the changes in the cost of raw materials. Also, the Company has refused to enter into long term, fixed price manufacturing agreements. As a result of the foregoing customer arrangements, the Company does not expect to experience either large losses or large gains on customer contracts in the future due to fluctuations in raw material costs.

Selling, general and administrative expenses for fiscal 2009 decreased by $1,528,000, or 20.8%, compared to fiscal 2008, despite an increase in net sales in fiscal 2009. As a result, during fiscal 2009, selling, general and administrative expenses constituted only 17.3% of net sales, compared to 22.2% of net sales in fiscal 2008. Selling, general and administrative expenses in fiscal 2009 decreased due to the Company moving most of the general and administrative functions previously performed at the newly acquired Golden Bright facility to the Company’s other offices (mostly in Hong Kong), thereby eliminating duplicative operations, and due to favorable labor court rulings in fiscal 2009 that permitted the Company to reverse an approximately $342,000 reserve that the Company had established in fiscal 2008 to pay these pending labor claims. Selling, general and administrative expenses in fiscal 2008 also reflected some additional one-time expenses that the Company did not have in fiscal 2009, such as approximately of $412,000 of payments that the Company made in fiscal 2008 to its workers to resolve/settle certain labor disputes, and costs incurred in improving the accounting functions at its subsidiaries.

The increase in net sales, increase in gross profits and the decrease in selling, general and administrative expenses resulted in the Company recognizing operating income of $881,000 in fiscal 2009, compared to an operating loss of $2,277,000 in fiscal 2008.

The Company’s interest expenses decreased in fiscal 2009 from $225,000 in fiscal 2008 to $141,000 in fiscal 2009 as a result of lower interest rates. The Company’s interest income in fiscal 2009 also decreased from $100,000 in fiscal 2008 to $35,000 in fiscal 2009 due to the decrease in the interest rates. The Company’s income in fiscal 2009 was further reduced by $330,000 of currency exchange losses. The Company had a currency exchange rate gain of $283,000 in fiscal 2008. The currency exchange gains and losses in fiscal 2008 and 2009 were the result of fluctuations in the value of the Euro compared to the U.S. dollar. During fiscal 2009, the U.S. dollar strengthened compared to the Euro. Since sales to European customers increased from $14,426,000 in fiscal 2008 to $16,031,000 in fiscal 2009, the Company was more exposed to adverse changes in the value of the Euro compared to the U.S. dollar. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the future fluctuations of currencies (the Company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations to 5%).

Due to increased net sales (mostly in the first nine months of fiscal 2009), lower raw material prices, and the Company’s effective cost control measures in fiscal 2009, the Company managed to generate net income of $768,000 in fiscal 2009, compared to net loss of $1,921,000 in fiscal 2008. However, because the worldwide economic downturn is continuing, and because the Company’s customers have recently slowed down their orders for future deliveries, the Company believes that its near-term future revenue growth is uncertain.

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Net sales for fiscal 2008 increased by $1,695,000, or 5.4%, from the year ended March 31, 2007 (“fiscal 2007”) due to a $889,000 increase in sales of OEM metal/plastic product sales, and to a $1,268,000 increase in OEM electric product sales. The Company’s metal/plastic and electric products constitute the Company’s largest operations, representing approximately 96% of its net sales. The foregoing increases in net sales were partially offset by a $462,000 decrease in sales of clocks, watches and camera and underwater products. Because the Company discontinued most of its manufacturing of clocks, watches and camera and underwater products several years ago, sales of these products will remain small in the future.

The increase in net sales occurred despite the disruption in its operations caused by the four labor strikes that occurred during fiscal 2008 and despite the other production slow-downs that resulted from the labor issues that affected the Company and certain of its suppliers in Southern China. In addition, the Company also lost a number of purchase orders because the orders did not reflect the Company’s increase in the cost of its labor and raw materials. As a result of the turmoil caused by the labor laws that China enacted in 2008, by the significant increase in the cost of raw materials that occurred during 2008, and by the general increase in the cost of doing business in China (higher rents, higher utility costs, more stringent environmental and safety regulations, increased taxes and levies, etc.), a number of the Company’s competitors have ceased operating. The Company, however, has continued its focus on providing high quality products with high quality service to its customers at competitive prices and, as a result, it currently had a significant backlog of orders.

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

Fiscal 2008 was a difficult year for the Company as it incurred higher labor costs, lost productivity due to strikes and labor slow-downs, rising raw material prices, and higher operating costs.  As a result of these factors, the Company incurred a net loss of $1,921,000.  Many of the Company’s competitors in Southern China also were affected by these issues, and a number of these competitors have moved out of China or otherwise ceased doing business.  Despite the difficulties, the Company managed to retain its high quality clients and to adjust its pricing structure so that it will be able to further increase sale and return to profitability if no other unexpected events occur.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2007	2008	2009
	(In thousands)
Net cash provided by operating activities	$1,655	$75	$2,005
Net cash (used in) provided by investing activities	(1,518)	(5)	558
Net cash used in financing activities	(1,244)	(1,496)	(663)
Net (decrease) increase in cash and cash equivalents	(1,107)	(1,426)	1,900
Cash and cash equivalents at beginning of period	6,384	5,299	3,889
Effect of exchange rate changes	22	16	20
Cash and cash equivalents at end of period	$5,299	$3,889	$5,809

At March 31, 2009, the Company had working capital of $9,040,000, compared to working capital of $7,556,000 at March 31, 2008.  The Company’s working capital increased by $1,484,000 in fiscal 2009 due to the net income the Company earned in fiscal 2009.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions.  For the fiscal year ended March 31, 2009, the Company had $2,005,000 of positive cash from its operating activities primarily because of a $1,621,000 decrease in inventories, a $1,244,000 decrease in accounts receivable, $754,000 of depreciation non-cash expense, and a $156,000 loss on written off property, plant and equipment non-cash expense, which was partially offset by a $1,591,000 decrease in accounts payable, a $615,000 decrease in accrued payroll and employee benefits (which includes a $510,000 contingent reserve for amounts potentially owing by the Company to its prior employees pending the resolution of certain labor claims, which as of the date of this Annual Report have been resolved), and a $707,000 decrease in other liabilities and accrued expenses.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans.  The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases.  The foregoing banking facilities have, in the past, been provided to the Company through credit facilities extended to the Company by the Hong Kong and Shanghai Banking Corporation Limited (HSBC), by DBS Bank (Hong Kong) Limited, and by Overseas-Chinese Banking Corporation Limited (OCBC).  During fiscal 2009, the Company decided not to renew the HSBC credit facility, under which the Company had a maximum of $2,571,000 (subject to various sub-limits) of available credit.  The DBS and OCBC credit facilities currently are still in effect, and the Company believes that these two credit facilities are sufficient for the Company’s current needs.

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

As of March 31, 2009, the Company had borrowings of $1,850,000 and a standby letter of credit of $324,000 outstanding under its credit facilities, and had a total of $2,389,000 of available credit remaining under its two remaining credit facilities.  The Company’s long-term debt was $553,000 as of March 31, 2009.  The two credit facilities currently are sufficient for the Company’s projected needs.  However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown) combined with a reduction of  revenues, the current facilities may not be sufficient.

Although the Company’s rent at its largest facility increased effective February 2009, the Company’s overall rental payments for all of its facilities in the current fiscal year are expected to remain relatively unchanged from the amounts paid by the Company in fiscal 2009, due to the closure of the He Yuan facility in April 2009 and the reduction in the Ping Hu facility.  Effective February 2009, the Company entered into a new three-year lease for the Long Hua, Shenzhen, facility.  The new lease at the Company’s largest facility increased the Company’s rent at this facility by approximately one-third.  This increase will be partially offset by the closure of the He Yuan facility effective as of May 2009, and by the reduction by approximately one-third of the leased space at the Golden Bright factory.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities.

Impact of Inflation

The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has in the past few years resulted in increased rent, energy prices, fuel and labor expenses.  These increased costs have adversely affected the Company’s cost of operations.  As a result of the worldwide economic slowdown, price inflation has moderated, and the Company does not currently anticipate any additional inflation lead price increases in the near future.  However, if inflation does continue, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and Euros.

The Company makes its payments under the BFDC Agreements for its manufacturing facilities and factory workers in Shenzhen in renminbi (RMB), as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the past three years as the value of the RMB compared to the U.S. dollar has increased by almost 18% during that period.  Accordingly, the Company’s costs (in U.S. dollars) has increased.

For the fiscal years ended March 31, 2008 and 2009, 18% and 22%, respectively, of the Company’s net sales were paid in Euros.  As a result of the decrease in the value of the Euro compared to the U.S. dollar the Company recognized a currency exchange loss in fiscal 2009.  However, the Company in fiscal 2008 realized a currency exchange gain.  The Company’s currency exchange exposure is expected to increase in the future as more of its transactions are expected to be denominated in Euros.  In addition, now that the exchange rate of the RMB has been permitted to adjust, the Company’s operations and financial statements will be further exposed to changes in currency exchange rate.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future.  Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the Euro in particular, could have a material impact on the Company’s future results.  In order to mitigate the effects of significant fluctuations in the value of the Euro, the Company has, however, entered into agreements with most of its European customers that either limits the exposure to currency fluctuations to approximately 5% or provides that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations.

Trend Information

As discussed in greater detail elsewhere, there have been several significant trends effecting the production and sales of the Company.  Most notably, during fiscal 2009, there has been a worldwide economic slowdown and a worldwide financial crisis that has affected the Company and its customers.  Although the Company’s net sales increased during the first nine months of fiscal 2009, due in part to a large backlog of orders that carried over from fiscal 2008, new customer orders have slowed since the beginning of 2009, and sales during the fourth quarter of fiscal 2009 decreased.  The Company currently anticipates that slower sales will continue for the next few fiscal quarters.

Also, due to the economic downturn and other global factors that occurred in fiscal 2009, the cost of many of the raw materials used by the Company decreased in fiscal 2009.  The cost of raw materials continues to be low, but prices of these raw materials have fluctuated widely during the past two years.  Accordingly, the Company is unable to estimate the future trend of its raw material prices.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2008 to March 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts.  In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2009 is as follows:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2010	2011	2012	2013	2014 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Facility Leases	4,385	1,414	1,364	1,239	118	250
Finance Leases	553	259	251	41	2	0
Capital commitment on purchase of property, plant and equipment	45	45	0	0	0	0
Purchase obligations	659	659	0	0	0	0
Short term borrowing	1,850	1,850	0	0	0	0
Interest commitments	32	22	9	1	0	0
Total	7,524	4,249	1,624	1,281	120	250

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, deferred and income taxes, and impairment of assets.  The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable.  Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements in Item 18.

Impairment of assets – The Company’s long-lived assets principally include property, plant and equipment and intangible assets.  The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The Company’s assessments of impairment of long-lived assets and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets could change and, therefore, impact the assessments of impairment in the future.

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 22, 2009 are listed below.  The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 18, 2009.

Name	Age	Positions

Roland W. Kohl	60	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	60	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	43	Chief Financial Officer, Secretary
May Tsang Shu Mui	49	Chief Administrative Officer, Director
Quan Vinh Can (Joseph)	60	Chief Operating Officer, Metal Stamping Operations
Tiko Aharonov (1) (2)	62	Director
Dirk Hermann	45	Director
Uri Bernhard Oppenheimer (1) (2)	73	Director
Shlomo Tamir (1) (2)	62	Director
Kevin Yang Kuang Yu (1)	52	Director
Irene Wong Ping Yim (1)	43	Director
Brian Geary (1) (2)	52	Director
George Leung Wing Chan (1)	56	Director
____________
(1)	Member of Audit Committee.
(2)	Member of Compensation Committee

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

Fong Po Shan.  Ms. Fong was employed as the Chief Financial Officer and Secretary of the Company in January 1998.  Ms. Fong’s responsibilities include planning financial development and setting up the internal systems.  From 1995-1997, Ms. Fong worked at  Philips Hong Kong Limited and KONE Elevator (HK) Limited as a Management Accountant and Financial Control and Supply Manager, respectively.  From 1991-1994, Ms. Fong was employed as an Accounting Manager of the Company.  She is a member of CPA Australia and Hong Kong Institute of Certified Public Accountants.  She graduated from Simon Fraser University with a Bachelor Degree in Business Administration in Canada in 1990 and received a Masters in Accounting from the Charles Stuart University in 1994.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s camera operations from 1998 to 2004.  Until the closing of the Company’s Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank  from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Aharonov also represents investors in real estate in Bulgaria.

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

Dirk Hermann. Dr. Hermann was appointed to the Board of Directors in January 2003.  Dr. Hermann has served since 2006 as a sales executive for VKB AG, a leading insurance company in Germany.  Prior thereto, he used to work for Allianz Versicherungs-AG as a regional marketing director for southwest Germany.  He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich. Previously, he held a marketing position with MSU Management Consulting GmbH.  He began his marketing career with Gruber, Titze and Blank GmbH, a management consulting firm based in Germany.  Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

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

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005.  Ms. Wong has been the Chief Accountant of CNIM HK  Ltd. in Hong Kong since 2003.  Prior thereto, she spent two years earning a Master of Business Administration from Deakin University in Australia.   From 1994 to 2001, Ms. Wong was the Accounting Manager of Highway Holdings.

Brian Geary.   Mr. Geary was appointed to the Board of Directors in December 2005.  Mr. Geary has since 2002 been a director of LMI Aerospace, a public company that manufactures components, assemblies, and kits for the aerospace, defense, and technology industries. From 1978 until 2002, Mr. Geary was the President and owner Versaform Corp. and Versaform Canada, two companies that were sold to LMI Aerospace in 2002.

George Leung Wing Chan.  Mr. Leung  was appointed to the Board of Directors in December 2005.  Since 2004, Mr. Leung has been a management consultant.  Prior thereto, from 1995 to 2004, he was the Managing Director/Vice President of Lucky Metal & Plastic Mfg. Co., Ltd.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2009 to all of the directors and officers listed above, as a group (13 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $1,012,000.  Because of the Company’s financial difficulties, Mr. Kohl, the Company’s Chief Executive Officer, voluntarily accepted a 20% reduction in his salary in fiscal 2008.  Mr. Kohl’s employment agreement was recently extended through March 2014.  Since the current worldwide economic uncertainties are continuing to have a material negative impact the Company’s operations, until further notice Mr. Kohl has agreed to voluntarily reduce the amount of his monthly salary by a total of 40%, and he is therefore currently only being paid 60% of his stated salary.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Dirk Hermann, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annualized director’s fee of $10,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors.  In addition, members of any Board committee and the Chairman of the Audit Committee are paid an additional fee of $1,660 per year for each committee on which they serve.  Unlike prior fiscal years, the Company did not grant its directors any stock options as additional equity compensation.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 22, 2009, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

May Tsang Shu Mui	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Satoru Saito	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Dirk Hermann	8,500	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Quan Vinh Can (Joseph)	10,000	June 30, 2010	$3.50

Fong Po Shan	10,000	June 30, 2010	$3.50
	5,000	July 2, 2012	$4.03

Kevin Yang Kuang Yu	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Irene Wong Ping Yim	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Shlomo Tamir	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Brian Geary	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

George Leung Wing Chan	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Uri Bernhard Oppenheimer	5,000	July 2, 2012	$4.03
_____________________

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

The Company has adopted the 1996 Stock Option Plan (the “Option Plan”) that currently covers 600,000 shares of the Common Shares.  The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company.  The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability.  As of March 31, 2009, options granted under the Option Plan to purchase a total of 167,500 Common Shares were still outstanding.  The maximum term of options granted under the Option Plan is five years.  The average weighted exercise price of all options outstanding on March 31, 2009 was $3.6525 per share.

As part of the Company’s prior employment agreement with Mr. Kohl, the Company’s Chief Executive Officer, the Company had agreed to issue 29,154 Common Shares annually to Mr. Kohl.  The employment agreement was renewed and now extends through March 2014, but Mr. Kohl will no longer be issued 29,154 shares annually as part of his new employment agreement.

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

Audit Committee  The members of the Audit Committee of the Board of Directors currently are Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, George Leung Wing Chan and Tiko Aharonov.  The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices.  Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration).  Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended.  The Audit Committee met two times during fiscal 2009.  The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee  During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov.  The Compensation Committee administers the Company’s 1996 Stock Option Plan and established the salaries and incentive compensation of the executive officers of the Company.

All eleven of the Company’s current directors (seven of whom are independent directors) participate in the selection of director nominees.  Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee.  The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director.  Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition.  In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2009, the Company had a total of 854 persons were working on a full-time basis for the Company.  Of these, 806 workers in China were employed by the Company under (i) the BFDC Agreements in Long Hua and (ii) the Golden Bright’s agreement with Shenzhen City Longang District Foreign Economic Development Limited in Pinghu Lisu.  The employees in Long Hua and Pinghu Lisu are technically employed by the local authorities, not by the Company.  However, since the Company’s Wuxi subsidiary is a registered Chinese company, the employees at the Wuxi facility are employees of the Company’s Wuxi subsidiary.  As of March 31, 2009, 48 employees in Hong Kong were employees of the Company’s subsidiaries.  Of the foregoing workers and employees, 61 were engaged in the administration of the Company, 728 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 18 were engaged in marketing, and the balance (47 employees) were engaged in miscellaneous other supporting functions. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to oversee local management and provide technical assistance.

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

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  The new law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  In addition to changing future compensation rules, certain provisions of the new law may have provided workers with the right to demand payment for services previously provided, which resulted in the four strikes against the Company in fiscal 2008 demanding back pay.

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

Share Ownership

The share ownership of the Company’s officers and directors is listed under Item 7 of this Annual Report.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders.  The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government.  The following table sets forth, as of June 19, 2009, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned	Percent Beneficial Owned(**)
Roland W. Kohl	595,567	15.20%
Tiko Aharonov	261,000(2)	6.66%
Dirk Hermann	119,500(3)	3.05%
Satoru Saito	369,980(2)	9.45%
May Tsang Shu Mui	89,171(2)	2.28%
George Leung Wing Chan	10,000(4)	*
Brian Geary	15,000(4)	*
Irene Wong Ping Yim	10,000(4)	*
Kevin Yang Kung Yu	18,244(4)	*
Shlomo Tamir	10,000(4)	*
Uri Bernhard Oppenheimer	10,000(5)	*
Cartwright Investments Limited	346,830	8.85%
Fong Po Shan	16,283(6)	*
Quan Vinh Can	43,665(4)	1.11%

*	Less than 1%.
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

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes stock options to purchase 20,000 Common Shares which are currently exercisable.
(3)	Includes stock options to purchase 18,500 Common Shares which are currently exercisable.
(4)	Includes stock options to purchase 10,000 Common Shares which are currently exercisable.
(5)	Includes stock options to purchase 5,000 Common Shares which are currently exercisable.
(6)	Includes stock options to purchase 15,000 Common Shares which are currently exercisable.

Of our 47 record holders, 30 are residents of the United States.  Excluding shares held in street name, the known U.S. resident stockholders own approximately 18,000 Common Shares.  The foreign record holders own approximately 1,060,000 Common Shares.  Based on the Company's records of shares owned by record holders and in street name, the Company believes that over 50% of the Company's outstanding shares are owned by foreign shareholders.  There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.  All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2009.

Item 8.  Financial Information.

A.           Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.           Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.  The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position.  In fiscal years ended March 31, 2007 and March 31, 2008, the Company made dividend payments to its shareholders of $0.36 and $0.035 per share, respectively.  Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal year ended March 31, 2009.  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

Legal Proceedings.

During the fiscal year ended March 31, 2008, the Company experienced labor strikes and other labor related issues as a result of which it terminated the employment of approximately 520 workers. Approximately 94 of the former employees filed labor claims against the Company.  As of the date of this Annual Report, all of these claims have been resolved.

The Company occasionally becomes subject to legal proceedings and claims that arise in the ordinary course of its business.  It is impossible to predict with any certainty the outcome of any pending disputes, and the Company cannot predict whether any liability arising from pending claims and litigation will be material in relation to the Company’s consolidated financial position or results of operations.  However, the Company does not believe that it currently is subject to any pending legal proceedings that involve amounts that are material to the Company’s financial condition even if  the outcome is adverse to the Company.

Item 9.  The Listing

A.           Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States.  On June 17, 2009, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $1.15 per share.  As of June 17, 2009, there were 48 holders of record of the Company’s Common Shares.  However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2009:

Year Ended	High	Low
March 31, 2009	$2.01	$0.55
March 31, 2008	$6.30	$1.60
March 31, 2007	$6.46	$2.80
March 31, 2006	$5.48	$2.77
March 31, 2005	$5.80	$3.09

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2009	$1.00	$0.55
December 31, 2008	$1.65	$0.59
September 30, 2008	$2.01	$1.48
June 30, 2008	$2.00	$1.60

March 31, 2008	$3.44	$1.60
December 31, 2007	$6.30	$3.53
September 30, 2007	$5.16	$4.03
June 30, 2007	$4.83	$3.93

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2009	$1.00	$0.72
April 30, 2009	$0.89	$0.60
March 31, 2009	$0.81	$0.55
February 28, 2009	$0.99	$0.68
January 31, 2009	$1.00	$0.69
December 31, 2008	$0.81	$0.59

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

Item 10.  Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share.  As of March 31, 2009 and June 22, 2009, there were 3,720,520 and 3,749,674 Common Shares, respectively, outstanding, net of 37,800 treasury shares, all of which were fully paid.  The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above).  As of March 31, 2009, no warrants to purchase Common Shares were outstanding.   There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

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

The Company is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, the Company files annual reports on Form 20-F and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov.

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s administrative offices are located, or the British Virgin Islands, where the Company is incorporated.  Other jurisdictions in which the Company conducts operations may have various exchange controls.  Taxation and repatriation of income regarding the Company’s China operations are regulated by Chinese laws and regulations.  To date, these controls have not had and are not expected to have a material impact on the Company’s financial results.  However, while the Company has been able to repatriate its income from the operations conducted in China by its Hong Kong subsidiaries, it may not be able to do so with respect to its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary that owns and operates the Wuxi facility. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s securities.

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

Dividends and Paying Agents

Until the past fiscal year, the Company has, during each of the prior five years, paid dividends to its shareholders.  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so.  The Company has not set a date on which annual, or other, dividends are paid.  To date, the Company has used its transfer agent, Computershare, in Glendale, California, U.S.A. as its dividend paying agent.

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

To the extent that the Company has to convert U.S. dollars into renminbi for its operations, an appreciation in the value of the renminbi compared to the U.S. dollar reduces the amount of renminbi the Company receives upon conversion.  Accordingly, an appreciation of the renminbi’s value requires the Company to pay more U.S. dollars to fund its renminbi operating expenses, thereby making its operations in China more expensive.  During the past two years, the exchange rate between the renminbi and the U.S. dollar changed by approximately 12.2% as the renminbi has appreciated in value compared to the U.S. dollar.  The amount of payments made by the Company in renminbi is continuing to increase, thereby increasing the Company’s costs of operations that are paid in RMB.  During the fiscal year ended March 31, 2009, the Company made payments of approximately 57,402,000 in RMB (or approximately U.S. $8,413,000 based on the exchange rate as of March 31, 2009).  If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2009, the amount of such RMB payments would have increased the Company’s expenses by $84,000 and $421,000, respectively.  Should the Chinese government allow the renminbi to continue to appreciate, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company believes that its most significant foreign exchange risk results from material sales made in Euro. Approximately 22% of the Company’s net sales were made in Euros in fiscal year ended March 31, 2009.  In the fiscal year ended March 31, 2009, the value of the Euro decreased by approximately 20% in value compared to the U.S. dollar.  Accordingly, the payments that the Company received in Euros were exchanged into fewer dollars, resulting in lower sales.  To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2009, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by $753,000 and $377,000, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by $753,000 and $377,000, respectively.

The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates.  Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company’s business, financial condition and results of operations.  The Company does not currently own any market risk sensitive instruments.  The Company does not hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates.  The Company does, however, attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks.

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs.  The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations.  The Company had $1,850,000 of short-term borrowings that are subject to interest rate changes and $553,000 of long-term borrowings outstanding as of March 31, 2009.  However, taking into consideration that the Company had cash and cash equivalents of $5,809,000 available as of March 31, 2009, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modification to the Rights of Securities Holders and Use of Proceeds.

Not applicable.

Item 15.  Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of March 31, 2009, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is:

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds.

Our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In conducting this assessment of the Company’s internal control over financial reporting, our management has developed a framework using internal reviews at the department and operations level, supported by random sample reviews by Company management.

No material weakness in internal controls over financial reporting was identified from the assessment of the operations in Long Hua, Pinghu Lisu or He Yuan.  Based on management’s assessment of the effectiveness of the Company’s internal control over financial reporting at its smaller operations in Wuxi, management concluded that the Company’s internal control over financial reporting at that facility was not fully effective because some persons involved in the Company’s financial reporting activities have limited experience with the financial reporting system required by the SEC’s rules. The Company’s operations at Wuxi account for less than 2% of the Company’s sales.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Item 16.   Not applicable.

Item 16A.   Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934.  Ms. Wong is an “independent” director, as defined under the Nasdaq Stock Market’s listing standards.  Ms. Wong  currently is the Chief Accountant of CNIM HK  Ltd. in Hong Kong, holds a Master of Business Administration from Deakin University, and, from 1994 to 2001 was the Accounting Manager of Highway Holdings. In addition, each of the other members of the audit committee have extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

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
Sheung Shui
New Territories, Hong Kong

Attn:  Chief Financial Officer

Item 16C.     Principal Accountant Fees and Services

The Company’s independent public accountant for each of the fiscal years in the three-year period ended March 31, 2009 has been Deloitte Touche Tohmatsu.

The following table sets forth the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company during the fiscal years ended March 31, 2008 and 2009.

	2008	2009
Audit Fees (1)	$334,200	$299,500
Audit-Related Fees (2)	-	-
Tax Fees (3)	$17,300	$32,100
All Other Fees	$14,000	$8,900
Total	$365,500	$340,500

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

As part of is policies and procedures, all audit related services, tax services and other services rendered by Deloitte Touche Tohmatsu were pre-approved by the Audit Committee.

Item 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F. Change in Registrant’s Certifying Accountant

According to the Instructions to Item 16-F of Form 20-F, this Item is not applicable to the Company until its Annual Report on Form 20-F for the year ending March 31, 2010.

Item 16G. Corporate Governance

The rules of the Nasdaq Capital Market provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the Nasdaq corporate governance rules as though it was a U.S. company. Accordingly, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. companies under the rules of the Nasdaq Capital Market.

PART III

Item 17.  Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.  Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association, as filed on November 2, 2005.

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

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

4.10
City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.11
City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.12
Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.13
Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.14
Share Purchase Agreement, dated as of September 16, 2006, between Kienzle Time (H.K.) Limited and Highway Holdings Limited, on the one hand, and Wong Wai Chung, Peter, Wong Yuk, Paul,  Wong Wai Yung, Augustine,  and Wan Chi Cheong on the other hand, regarding the purchase of Golden Bright Plastic Manufacturing Company Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.15
Rental Contract between Huayu Clothes & Costumes Manufacturing Factory of Wu Xi, Zhuang Wenhua,  and Miao Guokang as Lessors, and  Kayser (WuXi) Metal Precision Manufacturing Limited, dated January 28, 2007 regarding the rental of the Wuxi facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.16
Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Ping Hu Golden Bright Plastic Manufacturing Ltd., dated June 15, 2002, regarding the rental of Golden Bright’s facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.17
Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.18
Supplementary Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.19
Supplementary Agreement on Imported Material for Processing, dated February 28, 2008, between Golden Bright Plastic Manufacturing Co. Ltd. and the Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.20
Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Mr. Wong Wai Chung regarding the Ping Hu Golden Bright Plastic Manufacturing Ltd. factory, dated February 23, 2004. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.21
Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.22
City Gao Xin District Dormitory Facilities Lease Contract between He Yuan Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co Ltd., dated June 18, 2008 regarding the He Yuan facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.23	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd.

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ PO S. FONG
Po S. Fong
Chief Financial Officer and
Secretary

Date:	June 22, 2009

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For each of the three years in the period ended March 31, 2009 and Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2008 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2009.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Hong Kong
June 20, 2009

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2007	2008	2009
	$	$	$

Net sales	31,469	33,164	33,729

Cost of sales	(25,233)	(28,090)	(27,025)
Gross profit	6,236	5,074	6,704
Selling, general and administrative expenses	(5,850)	(7,351)	(5,823)
Operating income (loss)	386	(2,277)	881

Non-operating income (expense):
Exchange gain (loss), net	245	283	(330)
Interest expense	(242)	(225)	(141)
Interest income	161	100	35
Other income	92	60	230
Gain on disposal of partial interest in a subsidiary (note 1)	-	111	-
Gain on disposal of investment securities	-	2	-
Total non-operating income (expense)	256	331	(206)
Income (loss) before income taxes and minority interests	642	(1,946)	675
Income taxes (note 3)	(48)	(28)	35
Income (loss) before minority interests	594	(1,974)	710
Minority interests	-	53	58
Net income (loss)	594	(1,921)	768
Net income (loss) per share - basic	0.16	(0.50)	0.21
Net income (loss) per share - diluted	0.16	(0.50)	0.20
Weighted average number of shares outstanding
- basic	3,635,517	3,809,888	3,744,423
Weighted average number of shares outstanding
- diluted	3,690,174	3,809,888	3,773,677

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2008	2009
	$	$
ASSETS
Current assets:
Cash and cash equivalents	3,889	5,809
Restricted cash (note 8)	1,671	1,028
Accounts receivable, net of allowances for doubtful accounts of $108 and $101 at March 31, 2008 and 2009, respectively	4,766	3,426
Inventories (note 4)	5,775	4,010
Prepaid expenses and other current assets	689	672
Total current assets	16,790	14,945
Property, plant and equipment, net (note 5)	3,646	2,840
Intangible assets, net (note 6)	52	24
Investments in affiliates (note 7)	2	2
Total assets	20,490	17,811

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	3,757	2,166
Short-term borrowings (note 8)	2,214	1,850
Obligations under capital leases - current portion (note 9)	311	259
Accrued expenses and other liabilities (note 10)	2,952	1,630
Total current liabilities	9,234	5,905
Obligations under capital leases - net of current portion (note 9)	522	294
Deferred income taxes (note 3)	189	163
Total liabilities	9,945	6,362

Commitments and contingencies (note 11)

Minority interests	151	93

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,819,900 shares and 3,720,520 shares issued and outstanding as of March 31, 2008 and 2009, respectively)	38	37
Additional paid-in capital	11,562	11,224
Accumulated (deficit) profits	(614)	154
Accumulated other comprehensive loss	(26)	(6)
Treasury shares, at cost - 166,334 shares and 37,800 shares as of March 31, 2008 and 2009, respectively (note 13)	(566)	(53)
Total shareholders' equity	10,394	11,356
Total liabilities and shareholders' equity	20,490	17,811

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except for shares and per share data)

	Common shares,				Accumulated				Compre-
	issued and		Additional	Accumulated	other		Treasury	Total	hensive
	outstanding		paid-in	profits	comprehensive	Subscription	shares,	shareholders'	income
	Shares	Amount	capital	(deficit)	loss	receivable	at cost	equity	(loss)
	Number	$	$	$	$	$	$	$	$
	(in thousands)
Balance at March 31, 2006	3,525	35	10,245	2,133	(86)	-	(53)	12,274
Issued during the year	225	3	861	-	-	(513)	-	351
Net income	-	-	-	594	-	-	-	594	594
Director's stock compensation	29	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	38	-	-	-	-	38
Unrealized holding gain on investment securities	-	-	-	-	16	-	-	16	16
Translation adjustments	-	-	-	-	22	-	-	22	22
Cash dividends ($0.36 per share)	-	-	-	(1,288)	-	-	-	(1,288)
Balance at March 31, 2007	3,779	38	11,304	1,439	(48)	(513)	(53)	12,167	632
Issued during the year	11	-	38	-	-	-	-	38
Net loss	-	-	-	(1,921)	-	-	-	(1,921)	(1,921)
Director's stock compensation	29	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	60	-	-	-	-	60
Escrow shares returned to treasury (note 13)	-	-	-	-	-	513	(513)	-
Reversal of unrealized holding gain on investment securities sold	-	-	-	-	6	-	-	6
Translation adjustments	-	-	-	-	16	-	-	16	16
Cash dividends ($0.035 per share)	-	-	-	(132)	-	-	-	(132)
Balance at March 31, 2008	3,819	38	11,562	(614)	(26)	-	(566)	10,394	(1,905)
Net income	-	-	-	768	-	-	-	768	768
Director's stock compensation	29	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	14	-	-	-	-	14
Translation adjustments	-	-	-	-	20	-	-	20	20
Escrow shares cancelled (note 13)	(128)	(1)	(512)	-	-	-	513	-
Balance at March 31, 2009	3,720	37	11,224	154	(6)	-	(53)	11,356	788

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2007	2008	2009
	$	$	$
Cash flows from operating activities:
Net income (loss)	594	(1,921)	768
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	13	51	156
Gain on disposal of investment securities	-	(2)	-
Gain on disposal of partial interest in a subsidiary	-	(111)	-
Write down of inventories	94	145	144
Allowances for doubtful accounts	4	102	96
Depreciation of property, plant and equipment	926	812	754
Amortization of intangible assets	13	18	28
Minority interests	-	(53)	(58)
Directors' stock compensation	160	160	160
Deferred income taxes	21	15	(26)
Employee's share-based compensation	38	60	14
Changes in operating assets and liabilities:
Accounts receivable	582	(126)	1,244
Inventories	(1,355)	184	1,621
Prepaid expenses and other current assets	(97)	(125)	17
Accounts payable	391	(233)	(1,591)
Accrued expenses and other liabilities	271	1,099	(1,322)
Net cash provided by operating activities	1,655	75	2,005

Investing activities:
Acquisition of a subsidiary	(331)	-	-
Purchase of property, plant and equipment	(934)	(211)	(85)
Proceeds from disposal of partial interest in a subsidiary	-	315	-
Proceeds from disposal of property, plant and equipment	3	17	-
Proceeds from disposal of investment securities	-	324	-
(Increase) decrease in restricted cash	(256)	(450)	643
Net cash (used in) provided by investing activities	(1,518)	(5)	558

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2007	2008	2009
	$	$	$
Financing activities:
Cash dividends paid	(1,288)	(132)	-
Repayment of long-term debt	(535)	(519)	(299)
Increase (decrease) in short-term borrowings	375	(883)	(364)
Proceeds from shares issued on exercise of options	204	38	-
Net cash used in financing activities	(1,244)	(1,496)	(663)
Net (decrease) increase in cash and cash equivalents	(1,107)	(1,426)	1,900
Cash and cash equivalents, beginning of year	6,384	5,299	3,889
Effect of exchange rate changes	22	16	20
Cash and cash equivalents, end of year	5,299	3,889	5,809

Supplemental disclosure of cash flow information:
Interest paid	242	225	141
Income taxes (paid) refunded	(32)	11	18

Supplemental disclosure of non-cash transactions:
Property, plant and equipment amounting to $766, $219 and $19 in the years ended March 31, 2007, 2008 and 2009, respectively, were acquired under capital lease arrangements.

During the year ended March 31, 2007, 30,000 shares valued at $147 were issued to acquire certain machinery and equipment.  The purchase price of this machinery and equipment was based on the fair value of the shares on the transaction date.

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990.  It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen, He Yuan and Wuxi of the People's Republic of China ("China").

The Company operates in two principal business segments - metal stamping and mechanical original equipment manufacturing ("OEM") and electric OEM.  The Company's manufacturing activities are principally conducted in Shenzhen, He Yuan and Wuxi and its selling activities are principally conducted in Hong Kong and Wuxi.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

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

Golden Bright has been accounted for as a subsidiary using the purchase method.  The contingent payments represent compensation for post combination services and accordingly $85, $171 and $171 have been accrued as compensation expense in the years ended March 31, 2007, 2008 and 2009, respectively.  As of March 31, 2009, it is not probable that Golden Bright will meet the revenue and earning targets for the contingent payment of the final $514.

On April 1, 2007, the Company received $315 for the sale of its 29% equity interest in a subsidiary, Kayser (Wuxi) Metal Precision Manufacturing Limited ("Kayser Wuxi") and recognized a gain of $111 on disposal of partial interest in Kayser Wuxi during the year ended March 31, 2008.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

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

Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment.  Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets, unless the ownership of these assets transfers to the Company by the end of the lease term over the estimated useful lives.

Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of a valuation expert.  In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "reparability" criterion.  The intangible assets are carried at cost less accumulated amortization and are reviewed for impairment if indicators of impairment arise.  Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Separately identifiable intangible assets and their respective weighted average estimated useful lives are as follows:
Estimated
useful life

Customer relationship	7 years
Contract backlog	0.25 years
Non-compete agreement	4 years

Impairment or disposal of long-lived assets - Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable.  The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting For the Impairment or Disposal of Long-Lived Assets".  Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount.  Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

The Company concluded in fiscal 2008 and 2009 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

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

Staff retirement plan costs - The Company's costs related to the staff retirement plans (see note 16) are charged to the consolidated statement of income as incurred.

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

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements.  Deferred tax assets and liabilities are measured using the enacted rates applicable to the taxable income in the years in which the temporary differences are expected to be recovered or settled.  Changes in net deferred tax asset or liability are included in determination of net income.  A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Effective April 1, 2007, the Company adopted the Financial Accounting Standard Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.  The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  There was no material impact of FIN 48 on the Company's consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; valuation allowances for doubtful receivables; impairment of long-lived assets; write down of inventories; provision for income tax expenses; valuation allowances of deferred tax assets; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 17.  The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments - The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.  The carrying amount of obligations under capital leases also approximates fair value due to the variable nature of the interest calculations.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157").  SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position ("FSP") 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  Effective April 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities.  The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company's results of operations or the fair values of its financial assets and liabilities.

FSP SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2") delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008.  The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

As of March 31, 2008 and 2009, the Company did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent changes in accounting standards - In December 2007, FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R").  The objective of SFAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the entity’s first fiscal year that begins on or after December 15, 2008.  The Company is evaluating the impact, if any, of the adoption of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160").  This Statement amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity held by owners other than the subsidiary’s parent and should be reported as equity on the financial statements.  SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements.  SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008.  The Company is evaluating the impact, if any, of the adoption of SFAS 160.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets".  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets".  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The Company is evaluating the impact, if any, of the adoption of FSP SFAS 142-3.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP SFAS 107-1"). FSP 107-1 amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements.  Prior to the FSP, fair values for these assets and liabilities were only disclosed annually.  FSP 1 SFAS 07-1 applies to all financial instruments within the scope of SFAS No. 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments.  FSP 107-1 shall be effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  FSP SFAS 107-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, FSP SFAS 107-1 requires comparative disclosures only for periods ending after initial adoption.  The Company is currently evaluating the disclosure requirements of FSP SFAS 107-1.

In May 2009, the FASB issued SFAS No.165, "Subsequent Events" ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events were evaluated, as well as whether that date is the date financial statements were issued or were available to be issued.  SFAS 165 is effective for interim and annual periods ending after June 15, 2009.  The Company is evaluating the impact, if any, of the adoption of SFAS 165.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Company operates.

The components of income (loss) before income taxes and minority interests are as follows:

	Year ended March 31,
	2007	2008	2009
	$	$	$

Hong Kong	1,113	(1,743)	911
China	(320)	(272)	(199)
Europe	(151)	69	(37)
	642	(1,946)	675

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Company's operating subsidiaries, other than Kayser Wuxi and Kayser Restaurant (Shenzhen) Company Limited, are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

On June 26, 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which reduced corporate profits tax rate from 17.5% to 16.5% effective from the year of assessment 2008/2009. Therefore, Hong Kong Profits Tax is calculated at 16.5% (2008: 17.5%) of the estimated assessable profit for the year.

The Company's manufacturing operations are currently conducted solely in China.  The manufacturing operations in Long Hua, Shenzhen are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

The manufacturing operation in Pinghu, Shenzhen is conducted pursuant to agreement entered into between a China company set up by the local government and the Shenzhen City Longgang District Foreign Economic Development Limited ("LFDL") (together with the BFDC Agreements, collectively referred as the "Operating Agreements").

In connection with the establishment of its new facility in China during fiscal year 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the Operating Agreements.

Under the Operating Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subject to local taxes.  The BFDC and LFDL are currently responsible for paying taxes they incur as a result of their operations under the Operating Agreements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

As the Company's manufacturing operations are carried out in China under the Operating Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong has been determined as not subject to Hong Kong profits tax.  The calculation of Hong Kong Profits Tax has been based on such tax relief.

The provision for income taxes consists of the following:
	Year ended March 31,
	2007	2008	2009
	$	$	$
Hong Kong
Current tax	27	13	(9)
Deferred tax	21	15	(26)
	48	28	(35)

A reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,
	2007	2008	2009
	%	%	%

Profits tax rate in Hong Kong	17.5	17.5	16.5
Non-deductible items/non-taxable income	19.8	(14.0)	36.3
Changes in valuation allowances	(38.8)	(4.6)	(42.7)
Effect of different tax rate of subsidiaries operating in other jurisdictions	2.2	0.4	(2.1)
Effect of change in tax rate	-	-	(12.2)
Under/Overprovision of income in previous years	0.3	(0.2)	(1.2)
Other	6.5	(0.5)	0.2
Effective tax rate	7.5	(1.4)	(5.2)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax (assets) liabilities are as follows:
	March 31,
	2008	2009
	$	$
Deferred tax liability:
Property, plant and equipment	265	200
Deferred tax asset:
Tax loss carryforwards	(1,753)	(1,329)
Valuation allowance	1,677	1,292
Total net deferred tax asset	(76)	(37)
Net deferred tax liability	189	163

Movement of valuation allowances are as follows:
	Year ended March 31,
	2007	2008	2009
	$	$	$

At the beginning of the year	1,836	1,587	1,677
Current year (reduction) addition	(249)	90	(288)
Change in tax rate	-	-	(72)
De-registration of a subsidiary	-	-	(25)
At the end of the year	1,587	1,677	1,292

A valuation allowance has been provided on the deferred tax asset because the Company believes that it is not more likely than not that the asset will be utilized.  As of March 31, 2008 and 2009, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforwards as the management determined that the utilization of those net operating loss carryforwards is not more likely than not.  If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

At March 31, 2008 and 2009, tax losses amounting to approximately $7,741 and $5,522, respectively may be carried forward indefinitely, subject to the agreement of the Hong Kong Inland Revenue Department.

At March 31, 2008 and 2009, the tax losses of a subsidiary in Germany amounting to approximately $1,389 and 1,131, respectively, may be carried forward indefinitely.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.           INCOME TAXES - continued

At March 31, 2008 and 2009, the Company's China subsidiaries had tax losses of approximately of $418 and $447, respectively that will expire five years from respective financial years incurring the losses.

As at March 31, 2009, the tax losses will expire in following years:
$

2012	87
2013	165
2014	195
447

On March 16, 2007, China promulgated the Law of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of China. On December 6, 2007, the State Council of China issued Implementation Regulation of the New Law. Under the New Law and Implementation Regulation, the Enterprise Income Tax rate of the Company's subsidiaries in China was increased to 25% effective from January 1, 2008.

Uncertainties exist with respect to how the China's current income tax law applies to the Company's overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the New Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the China.  Despite the uncertainties on the issue, the Company does not believe that its legal entities organized outside of the China should be treated as residents of China for the New Law's purposes. If one or more of the Company's legal entities organized outside of the China were characterized as China tax residents, the impact would adversely affect the Company's results of operation.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it was concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements.

The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2008 and 2009, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods.  The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2003 to 2009 remain subject to examination by the Hong Kong tax authority.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

4.	INVENTORIES

Inventories by major categories are summarized as follows:
	March 31,
	2008	2009
	$	$

Raw materials	3,570	2,449
Work in progress	844	669
Finished goods	1,361	892
	5,775	4,010

Inventories amounting to $94, $145 and $144 were written off during the years ended March 31, 2007, 2008 and 2009, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:
	March 31,
	2008	2009
	$	$
At cost:
Machinery and equipment	11,662	11,301
Furniture and fixtures	27	48
Leasehold improvements	1,108	620
Motor vehicles	76	103
Total	12,873	12,072
Less: Accumulated depreciation	(9,227)	(9,232)
Net book value	3,646	2,840

Depreciation expense incurred for the years ended March 31, 2007, 2008 and 2009 were $926, $812 and $754, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	March 31,
	2008	2009
	$	$

Machinery and equipment, at cost	1,549	1,157
Less: Accumulated depreciation	(288)	(287)
Net book value	1,261	870

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $257, $149 and $116 for the years ended March 31, 2007, 2008 and 2009, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

6.	INTANGIBLE ASSETS, NET
	March 31,
	2008	2009
	$	$
At cost:
Customer relationship	14	14
Contract backlog	4	4
Non-compete agreement	65	65
Total	83	83
Less: Accumulated amortization	(31)	(59)
Net book value	52	24

Amortization expense incurred for the years ended March 31, 2007, 2008 and 2009 were $13, $18 and $28, respectively.

The Company expects to record amortization expense of $16 and $8 for the years ending 2010 and 2011, respectively.

7.	INVESTMENTS IN AFFILIATES

On January 25, 2000, the Company and an unrelated party established Kienzle U.S.A. Limited ("Kienzle USA"), a company incorporated in the United States of America to sell clocks, with each party owning 50% of its common shares. Kienzle USA has been inactive since September 2002.

On August 5, 2003, the Company acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5.  Kayser Technik (Overseas) is engaged in the trading of camera batteries, films and disposable cameras.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

8.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from various banks in Hong Kong amounting to $2,214 and $1,850 as of March 31, 2008 and 2009, respectively.

	March 31,
	2008	2009
	$	$

Maximum credit facilities available to the Company	7,134	4,563

Weighted average interest rate on borrowings at end of year	8.5%	5.1%

The maturity of the import loans is generally up to 120 days.  Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% per annum, subject to fluctuations at the banks' discretion.  The credit facilities are subject to annual review by the banks.

The banking facilities are secured by certain bank deposits and guarantees given by the Company  and certain subsidiaries.  At March 31, 2008 and 2009, the Company pledged bank deposits of $1,671 and $1,028, respectively, to banks to secure banking facilities granted.  There are no restrictive financial covenants associated with these bank facilities.

9.	OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases on certain property, plant and equipment for the Company's operations with lease terms expiring in the next 4 years.

Future minimum lease payments as at March 31, 2009 are as follows:

Year ending March 31
$

2010	259
2011	251
2012	41
2013	2
553

The capital lease commitment amounts above exclude implicit interest of $22, $9 and $1 payable in the years ending March 31, 2010, 2011 and 2012, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	March 31,
	2008	2009
	$	$
Accrued mould charges	260	17
Accrued payroll and employee benefits	988	373
Deposits received from customers	485	112
Accrued audit fee	341	299
Accrued contingent payments on acquisition of Golden Bright	256	376
Accrued commission expense	68	39
Accrual rental expense	58	20
Other taxes payable	120	119
Others	376	275
	2,952	1,630

11.	COMMITMENTS AND CONTINGENCIES

(a)
The Company leases premises under various operating leases which do not contain any renewal or escalation clauses.  Rental expense under operating leases was $1,040, $1,199 and $1,373 in fiscal years 2007, 2008 and 2009, respectively.

At March 31, 2009, the Company is committed under operating leases requiring minimum lease payments as follows:
$
Year ending March 31,
2010	1,414
2011	1,364
2012	1,239
2013	118
2014	85
2015 and thereafter	165
4,385

(b)
The Company had a total capital commitment of $13 and $45 for the purchase of property, plant and equipment as of March 31, 2008 and 2009.  The capital commitment at March 31, 2009 is expected to be disbursed during the year ending March 31, 2010.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

11.	COMMITMENTS AND CONTINGENCIES - continued

(c)
The Operating Agreements in Long Hua and Pinghu have all been extended to March 31, 2016 and March 31, 2020, respectively, in fiscal year 2008 while one agreement with a China company was retired by mutual consent of both the Company and the China company.  Pursuant to the Operating Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China.  Should there be any adverse change in the Company's dealings with the BFDC and LFDL or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

In addition, transactions between the Company and the BFDC and LFDL are on terms different in certain respects from those contained in the Operating Agreements.  There can be no assurance that the BFDC and LFDL will not insist upon a change in the current practices so as to require adherence to the terms of the Operating Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC and LFDL may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities.  There can also be no assurances that the Company will be able to negotiate extensions and further supplements to any of the Operating Agreements or that the Company will be able to continue its operations in China.  If the Company were required to adhere to the terms of the Operating Agreements, the Company's business and results of operations could be materially and adversely affected.

In connection with its recent establishment of its new facility in China in 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the Operating Agreements.

(d)
In fiscal year 2008, several of the employees of Golden Bright and other subsidiaries made claims for additional compensation against the Company to the labor tribunal in China (the "Labor Claims"). The Company made payments of $330 and $187 to settle the Labor Claims in fiscal years 2008 and 2009, respectively.  In fiscal year 2009, several of the employees appealed against the labor tribunal decision, which has been dismissed by the court subsequently as of the date of this report. As at March 31, 2009, the Company has accrued an amount of $11 to settle remaining claims made by employees of subsidiaries, other than Golden Bright.

$284 of the $330 and $30 of the $187 were paid to settle labor claims related to Golden Bright during the years ended March 31, 2008 and 2009, respectively.  In accordance with the terms of purchase agreement, liabilities arising subsequent to the acquisition date which related to the pre-acquisition period and exceed a certain amount are recoverable from the former shareholder of Golden Bright.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

12.	CAPITAL STOCK

In August 1998, the Board of Directors authorized the Company to repurchase shares up to the value of $400 with a maximum repurchase price of $3.50 per share.  As of March 31, 2008 and 2009, 37,800 shares were purchased for a total cash consideration of $53.  These shares were held in treasury and are not eligible to vote or receive dividends.

In September 2006, the Company issued 128,534 shares of common shares and delivered such shares to a professional legal practice as security for the Company’s obligation to pay the second contingent payment of $513 (equivalent to HK$4 million) relating to the acquisition of Golden Bright.  The shares were returned to the Company during the year ended March 31, 2008 and cancelled during the year ended March 31, 2009.  Details are more fully described in note 13.

13.	SUBSCRIPTION RECEIVABLE

The Company issued 128,534 shares under escrow as security for its obligation for the remaining consideration of $513 in relation to the acquisition of Golden Bright, payment of which is contingent upon certain conditions described in note 1.

During the year ended March 31, 2008, as described in note 11 (d), the former shareholder of Golden Bright breached certain conditions as set out in the purchase agreement.  In accordance with the purchase and the escrow agreements, the Company requested the escrow agent to return all the escrow shares to the Company for cancellation.  As of March 31, 2008, all the escrow shares were returned to the Company and classified as treasury shares.  As of March 31, 2009, all of these 128,534 escrow shares have been cancelled.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivable.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings.  This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings.  Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer.  As a consequence, concentrations of credit risk are limited.

Accounts receivable from the three customers with the largest receivable balances at March 31, 2008 and 2009 are as follows:
	Percentage of accounts receivable
	2008	2009
	%	%

Customer A	8.5	11.0
Customer B	33.1	23.0
Customer C	N/A	15.3
Customer D	9.9	N/A
Three largest receivable balances	51.5	49.3

Details of the movements of the allowances for doubtful account are as follows:

	March 31,
	2007	2008	2009
	$	$	$

At beginning of year	31	13	108
Allowances for the year	4	102	96
Amounts recovered	-	-	(20)
Amounts written off	(22)	(7)	(83)
At end of year	13	108	101

A substantial percentage of the Company's sales are made to three customers and are typically on an open account basis.  Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2007, 2008 and 2009 are as follows:
	Year ended March 31,
	2007	2008	2009
	%	%	%

Customer A (note a)	24.8	22.4	24.2
Customer B (note b)	10.7	13.2	10.7
Customer C (note b)	11.4	10.5	13.3

(a) Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

(b) Sales to these customers were reported in the Metal Stamping and Mechanical OEM and Electric OEM operating segments.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

15.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:
	Year ended March 31,
	2007	2008	2009
	$	$	$

Net income (loss), basic and diluted	594	(1,921)	768
Shares:
Weighted average common shares used in computing basic net income (loss) per share	3,635,517	3,809,888	3,744,423

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	54,657	-	29,254
Weighted average common shares used in computing diluted net income (loss) per share	3,690,174	3,809,888	3,773,677
Net income (loss) per share, basic	0.16	(0.50)	0.21
Net income (loss) per share, diluted	0.16	(0.50)	0.20

8,000 options to purchase common shares were excluded in the computation of 2007 diluted net income per share as their effects were anti-dilutive.

184,250 options to purchase common shares and 29,154 common shares have been granted to a director (note 18), which are potentially dilutive, but have been excluded in the computation of 2008 diluted net loss per share as their effects were anti-dilutive.

181,250 options to purchase common shares were excluded in the computation of 2009 diluted net income per share as their effects were anti-dilutive.

16.	STAFF RETIREMENT PLANS

The Company operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong.  The MPF are defined contribution schemes and the assets of the schemes are managed by a trustee independent to the Company.

The MPF are available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Company in Hong Kong.  Contributions are made by the Company at 5% based on the staff's relevant income.

The Company's full time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The China labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries.  No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company's contribution to the staff retirement plans in Hong Kong and China amounted to $68, $87 and $117 for the years ended March 31, 2007, 2008 and 2009, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS

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

No options were granted by the Company in fiscal year 2009.  The fair value of options granted to employees and directors in fiscal years 2007 and 2008 was $1.00 and $1.12 per stock option, respectively, determined using the Black-Scholes option-pricing model based on the following assumptions:

	2007	2008

Risk-free interest rate	5.27%	4.86%
Expected life	2 years	2 years
Expected volatility	60%	65%
Expected dividend yield	6.00%	8.70%

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

The options granted under the Option Plan resulted in a compensation expense of $38, $60 and $14 for the year ended March 31, 2007, 2008 and 2009, respectively, which is included in selling, general and administrative expenses.  Options awards granted in 2008 are generally with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally have a vesting period of 1 year.

As of March 31, 2008, there was $14 of unrecognized compensation cost related to non-vested stock options granted under the Option Plan.  The cost was expected to be recognized over a weighted-average period of 91 days.

As of March 31, 2009, there was no unrecognized compensation cost related to non-vested stock options granted under the Option Plan.  There were no non-vested stock options as at March 31, 2009.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS - continued

A summary of stock option activity during the three years ended March 31, 2009 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$

Outstanding at April 1, 2006	161,750	3.25	1.17
Granted	50,000	3.42	1.00
Exercised	(66,500)	3.06	1.18
Lapsed/ cancelled	(5,000)	3.50	1.16
Outstanding at March 31, 2007	140,250	3.61	1.11	3.61
Granted	55,000	4.03	1.12
Exercised	(11,000)	3.43	1.09
Outstanding at March 31, 2008	184,250	3.58	1.11	2.93
Lapsed	(16,750)	2.87	1.21
Outstanding at March 31, 2009	167,500	3.65	1.10	2.14
Exercisable at March 31, 2009	167,500	3.65	1.10	2.14

As of March 31, 2009, there were no intrinsic values for the outstanding  and exercisable stock options.

The aggregate intrinsic values of the stock options exercised during the year ended March 31, 2008 were $9.  No stock options were exercised during the year ended March 31, 2009.

18.	STOCK COMPENSATION

The Company entered into an employment contract with a director on April 1, 2004, which entitles the director to an annual bonus of 29,154 common shares upon completion of his service with the Company for the years ended from March 31, 2004 to 2009.  The grant date of the share award was determined to be April 1, 2004.

The shares were issued to the director in 2007, 2008 and 2009 and the Company recorded a compensation expense of $160 for each of the years ended March 31, 2007, 2008 and 2009, based on the fair value of the shares granted as of April 1, 2004, which is included in selling, general and administrative expenses.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

During the year ended March 31, 2009, there was a change to the internal financial reporting information to the Company’s chief operating decision maker leading to a change in the Company's operating segments from four segments (Metal stamping and mechanical OEM; Electric OEM; Cameras and underwater products; and Clocks and watches) to two segments (Metal stamping and mechanical OEM; and Electric OEM).  Amounts for fiscal years 2007 and 2008 have been restated to conform to current management view.  Intersegment sales arise from transfer of goods between subsidiaries.  These sales are generally at price consistent with what the Company would change third parties for similar goods.  A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2007	2008	2009
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	22,474	23,363	22,332
Intersegment sales	2,448	3,278	5,199
	24,922	26,641	27,531
Electric OEM:
Unaffiliated customers	8,995	9,801	11,397
Intersegment sales	1,210	1,382	9,380
	10,205	11,183	20,777
Corporate:
Intersegment sales	285	344	-
Intersegment eliminations	(3,943)	(5,004)	(14,579)
Total net sales	31,469	33,164	33,729

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION - continued
	Year ended March 31,
	2007	2008	2009
	$	$	$
Operating income (loss):
Metal stamping and Mechanical OEM	353	(932)	889
Electric OEM	379	(902)	234
Corporate	(346)	(443)	(242)
Total operating income (loss)	386	(2,277)	881

Interest expense:
Metal stamping and Mechanical OEM	210	210	126
Electric OEM	32	15	15
Total interest expense	242	225	141

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	601	553	529
Electric OEM	313	249	225
Corporate	25	28	28
Total depreciation and amortization	939	830	782

Capital expenditure:
Metal stamping and Mechanical OEM	1,276	472	84
Electric OEM	588	71	20
Corporate	67	3	-
Total capital expenditure	1,931	546	104

	As of March 31,
	2008	2009
	$	$
Total assets:
Metal stamping and Mechanical OEM	13,262	11,157
Electric OEM	7,109	6,628
Corporate	119	26
Total assets	20,490	17,811

	As of March 31,
	2008	2009
	$	$
Long-lived assets:
Metal stamping and Mechanical OEM	2,298	1,591
Electric OEM	1,312	1,249
Corporate	36	-
Total long-lived assets	3,646	2,840

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION - continued

All of the Company's sales are co-ordinated through its head office in Hong Kong.  The Company considers revenues generated from physical location of customers and the breakdown by destination is as follows:

	Year ended March 31,
	2007	2008	2009
	$	$	$
Net sales:
Hong Kong and China	16,754	16,457	14,290
Other Asian countries	204	238	194
Europe	13,118	14,426	16,031
United States of America	1,261	1,960	2,949
Others	132	83	265
	31,469	33,164	33,729

The locations of the Company's long-lived assets are as follows:
	March 31,
	2008	2009
	$	$

Hong Kong and China	3,645	2,840
Europe	1	-
	3,646	2,840

20.	SUBSEQUENT EVENT

On June 2, 2009, the Company entered into an agreement with a minority shareholder of Kayser Wuxi to acquire an additional 19% economic interest in Kayser Wuxi through the disposal of several plants and machineries amounting to approximately $194.

*   *   *   *   *   *