Form 20-F
period 2010-03-31
HIGHWAY HOLDINGS LTD
filed 2010-06-29
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  3,779,674 Common Shares were outstanding as of March 31, 2010.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars.  The following selected statements of operations data for each of the three years in the period ended March 31, 2010 and the balance sheet data as of March 31, 2010 and 2009 are derived from our consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2007 and 2006 and the balance sheet data as of March 31, 2006, 2007 and 2008 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report, and have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.  The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information
(In thousands, except for per share data):
	2006	2007	2008	2009	2010
Statement of Operations
Net sales	$25,843	$31,469	$33,164	$33,729	$21,739
Gross profit	4,243	6,236	5,074	6,704	4,700
Operating (loss) income	602	386	(2,277)	881	333
Net (loss) income	42	594	(1,921)	768	420
Dividend declared and paid (1)	1,389	1,288	132	0	113
Per share amounts
Net (loss) income -basic	$0.01	$0.16	$(0.50)	$0.21	$0.11
Net (loss) income -diluted	0.01	0.16	(0.50)	0.20	0.11
Dividend declared & paid (1)	0.40	0.36	0.035	0	0.03
Weighted average number of shares:
Basic	3,465	3,636	3,810	3,744	3,755
Diluted	3,544	3,690	3,810	3,774	3,758

Balance Sheet Data
Property, plant and equipment, net	$2,787	$3,980	$3,646	$2,840	$2,051
Working capital	9,960	8,944	7,556	9,040	9,803
Total assets	18,891	22,414	20,490	17,811	16,352
Long term debt	803	1,133	833	553	295
Shareholders’ equity	12,274	12,167	10,545	11,449	11,672
Common shares issued and outstanding	3,525,558	3,779,746	3,819,900	3,720,520	3,779,674

(1)	Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares.  The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises.  Since January 2010, virtually all of the Company’s manufacturing operations are conducted at a single facility located in Long Hua, Shenzhen, China (approximately 2% of the Company’s revenues for the fiscal year ended March 31, 2010 were generated from a second, small, facility that the Company still operates in Wuxi, China).  The Company’s operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”).  To facilitate the Company’s operations in Long Hua, Shenzhen, the local government initially set up three separate China companies that are parties to the BFDC Agreements.  The term of two of these agreements have been extended with the remaining two China companies, and these two agreements now expire in 2016 (by the mutual consent of the parties, the third agreement with the local government agency no longer is active).  Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company and the Company is responsible for paying a management fee, and certain other charges to the BFDC.  As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements, the Company’s operations in Long Hua, Shenzhen, are not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China.  For example, the Company has not been required to apply for permits or licenses in China or to register to do business in China.  Should there be any adverse change in the Company’s dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company’s operations and assets could be jeopardized.

The BFDC Agreements are dependent on the Company’s continuing good relationship with the designees of the local government.  In the event of a dispute involving these government agencies involving the BFDC Agreements, the Company could have difficulty trying to enforce its rights under these agreements because the parties to the agreements are Chinese governmental agencies.  The Company’s operations and prospects would be materially and adversely affected if the governmental parties to the BFDC Agreements do not honor the current agreements under the BFDC Agreements.

To date, the Company and the BFDC have been dealing with each other on terms different in certain respects from those contained in their respective BFDC Agreements.  There can be no assurance that the BFDC will insist upon a change in the current practices so as to require stricter adherence to the terms of their agreements, which strict adherence could be less favorable to the Company than the practices currently in effect.  If the Company were required to adhere to the terms of the BFDC Agreements, the Company’s business and results of operations could be materially and adversely affected.

Termination of Long Hua Leases, or Failure to Renew the Long Hua Leases Would Materially Change The Company’s Future Operations and Organizational Structure.    The Company’s main manufacturing facilities, located in Long Hua, Shenzhen, consist of approximately 450,000 square feet of space for manufacturing operations and dormitory facilities  These facilities are leased pursuant to six leases (the “Premises Leases”).  The Premises Leases were renewed in 2008 and currently expire on February 28, 2012.  The Premises Leases may also be terminated by either the Company or the landlord upon six months notice to the other party.  Should either the Company or the landlord elect to terminate the Premises Leases prematurely (because of a breach of the leases by the Company, or pursuant to its six-month right to do so), the Company would have to relocate its largest facility to other, as yet unidentified, facilities.  The Company believes that currently there are other alternative facilities available to the Company in or near Long Hua, Shenzhen.  However, because the Company operates under special arrangements (such as the BFDC Agreements), any relocation would have to be within the current customs area in order for the Company to retain its current special tax and operating status.  If the Company were to move outside of its current customs area, it would lose its special tax and operating status and would be subject to significantly greater governmental controls and taxes.  Accordingly, in order to maintain its current operating status, the Company anticipates that it would attempt to relocate its manufacturing facilities within the current limited customs area.  While the Company believes that there are other facilities available within the current customs area, the number of such other facilities is limited, and the Company may not be able to find facilities that both suit its needs and that are financially acceptable.  If the Company has to move its manufacturing facilities as a result of the termination of the Premises Leases and is unable to find suitable alternative facilities within its customs area, the Company’s entire operating and financial structure would be adversely changed.  Such a change in the Company’s tax and operating status is expected to have a material adverse affect on the Company’s operations, financial condition, and stock price.  In addition, even if the Company does find suitable alternative facilities, if necessary, any relocation of the Company’s principal manufacturing facilities to alternative facilities would be costly, would materially disrupt the Company’s operations, could result in the Company having to pay increased rent and fees (including higher customs deposits), and would adversely affect the Company’s operations, its business, and its financial condition during the relocation and for at least one year thereafter.  Accordingly, the termination of the Premises Leases would have a material adverse affect on the Company’s operations and financial condition in the near future.  No assurance can be given that the Company’s landlord will not terminate the Premises Leases, or that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in 2010.

Recent Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen in Particular, Have Significantly Increased the Costs and Risks of Doing Business.  As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to life long employment), and safety regulations for buildings and workers.  In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations.  Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies.  Certain parts of China, including the Company’s facilities in Long Hua, Shenzhen, have in the past experienced shortages of electricity and water, which could negatively affect the Company.  During the past fiscal year, the Company has experienced both water and electricity shortages, which have caused the Company to supplement its electricity needs through its diesel electricity generators.  The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations.  The foregoing changes adversely affected the Company’s recent financial results.  No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

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

Further Revaluation Of Renminbi Yuan.  As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China.  Since the fixed China currency exchange rate ended in July 2005, the yuan has appreciated relative to the U.S. dollar.  Nevertheless, the United States (or “U.S.”) and certain European countries have continued to call for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB.  In response to the demand for a revaluation of the renminbi, the Chinese government has permitted the RMB to appreciate in value (over 20% of cumulative appreciation since July 2005, when China abolished the yuan's peg to the dollar). There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company’s financial results.  Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and have a material negative effect on its operations, sales and financial results.

Labor Shortages, Increased Wages And Recent Changes In The China’s Labor Laws Negatively Affect The Company’s Operations And Increase Its Operating Costs.  During the fiscal year ended March 31, 2010 (“fiscal 2010”), the Company experienced major shortages in available labor.  As a result of the unavailability of workers, the Company was unable to complete the manufacture and delivery of a significant amount of goods ordered by the Company’s customers.  The Company’s factory labor force (excluding administrative and other employees) during fiscal 2010 shrank from 750 workers to 350 workers before the Company was able to attract the necessary amount of workers (as of March 31, 2010, the Company employed approximately 750 employees).  In order to fill its need for additional workers, the Company had to pay higher wages (as much as 60% higher), incur overtime charges, and had to pay its workers sign-up and retention bonuses.  All of these actions significantly increased the Company’s cost of operations and affected the Company’s gross margins, and the failure to timely complete its customers’ orders because of the lack of workers resulted in reduced revenues during fiscal 2010 and strained relations with certain of the Company’s customers. The Company believes that these labor shortages are likely to persist and will increase its cost of operations in the future.  In addition, these labor shortages may become worse as the recent worldwide recession eases and economic development and manufacturing increases in China.  In order to reduce the cost and risks associated with the decreasing availability of workers and the increasing cost of its workers, the Company has embarked on a plan to increase its automation and its use of robotics in its operations.  Although the cost of acquiring and installing automation equipment initially is high, the Company believes that in the long term these costs will be offset by increases in productivity and a decrease in the marginal cost of production.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws.  The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices.  The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers.  The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers.  In addition, under the new law, employees who have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty.  Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn.  The changes in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company’s manufacturing facilities.  No assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws.

The Uneven Application of Labor and Environmental Laws in China Negatively Affects the Company’s Ability to Compete.  China has adopted new, and more stringent labor, safety and environmental laws and regulations.  These new regulations have made operating in China significantly more difficult and expensive.  However, based on its internal observations, the Company believes that these new labor, safety and environmental laws and regulations are being enforced by the Chinese government primarily against non-Chinese companies operating in China.  As a result, the additional costs and burdens of new labor, safety and environmental laws and regulations primarily burden non-Chinese companies, such as the Company, and not the local companies.  This uneven application of the laws makes it more difficult for the Company to compete against Chinese companies.

Uncertain Legal System and Application of Laws.  The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances.  While China has a comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws occur quickly and sometimes unpredictably.  As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators.  Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  For example, the Company and companies operating under the BFDC arrangements, have periodically been taxed on foreign currency bank transfers, which taxes have been substantial (these bank transfer fees are, effectively, an additional compensation tax on BFDC companies).  In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations.  Recently, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region.  While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices, no assurance can be given that it will continue to be able to do so in the future.  Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted.  The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business.  The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

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

During the past few years, the Chinese government has made sweeping changes to labor laws, including increasing minimum wages, limiting overtime hours, permitting workers to join labor unions, permitting workers to sue their employers to enforce labor law violations, and requiring employers to provide other employee benefits.  As a result of the foregoing labor law changes, the cost of hiring workers has substantially increased, which has negatively affected the Company’s cost advantage it enjoyed compared to non-China manufacturers.  Employers found to be violating these labor rules are often severely penalized.  The strict enforcement of the labor laws, combined with the shortages in the available labor pool, have increased the Company’s costs of finding, hiring, paying, and otherwise providing for employees.

Risks Related to Operations

The Global Economic Weakness Has Adversely Affected The Company’s Business And Short-Term Earnings, Liquidity And Financial Condition And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So.   Most of the Company’s customers are international companies that operate globally or serve global markets.  As a result, the Company’s customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company’s customers’ products, the amount and timing of their orders, the financial strength of those customers and the Company’s suppliers, and/or the Company’s suppliers’ and customers’ ability to fulfill their obligations.  For example, the Company’s revenues decreased by $11,990,000 (or 36%) in fiscal 2010 compared to revenues for the fiscal year ended March 31, 2009 as the Company’s customers reduced their purchase orders.  Although purchase orders have increased recently, these factors are expected to continue to affect the Company’s operations, earnings and financial condition.  This instability also could affect the prices at which the Company can sell its products, which also could adversely affect the Company’s earnings and financial condition.

The Company is Increasingly Financially Dependent Upon a Few Major Customer.  Historically, a substantial percentage of the Company’s sales has been to small number of customers.  During the years ended March 31, 2008, 2009 and 2010, the Company’s sales to its three largest customers for such periods accounted for approximately 46.1%, 48.2% and 50.5% of net sales respectively.  See “Business—Major Customers.”  While the Company believes that there are material benefits to limiting is customer base to a few, large well-established and financially strong customers, having fewer customers also has significant risks.  The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers.  The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases.  While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future.  Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales.  As a result, most of the Company’s revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time.  In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases.  A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company.  Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity.  During the fiscal years ended March 31, 2008, 2009 and 2010, accounts receivable from the five customers with the largest receivable balances at year-end represented 61.0%, 66.9% and 68.8% of the total outstanding receivables.

There Are Significant Financial and Operational Risks Related To Opening Additional Facilities in China.  The Company has in the past expanded its operations through acquisitions and by establishing new facilities.  All of these actions initially have strained the Company’s financial resources and reduced the Company’s profitability.  In addition, most of the Company’s acquisitions and newly established operations have not been successful, have reduced the Company’s profitability, and have had to be closed.  Nevertheless, the Company may, in the future, continue to selectively acquire other companies or establish new facilities.  The cost of acquiring, establishing, refurbishing, upgrading and integrating new facilities normally is substantial and can negatively affected the Company’s future earnings and financial condition.  Although the Company intends to carefully select new acquisitions or facilities, no assurance can be given that any new acquisitions will, in fact, become profitable or will otherwise improve the Company’s overall operations, or that future additional acquisitions or facilities will not likewise have a negative impact on the Company’s short-term cash position and on its results of operations.

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers.  The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers.  Although the Company has signed employment contracts with Mr. Kohl and many of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements.  The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations.  Mr. Kohl’s employment agreement expires in March 2014.  The Company currently owns a life insurance policy for Mr. Kohl in the amount of $2,000,000, but otherwise does not carry key man life insurance on any of its other officers or key managers.

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

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors.  The Company competes against numerous manufacturers for all of its current products.  Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers.  To a large extent, the Company competes in its Original Equipment Manufacturing (“OEM”) business on the basis of quality, price, service, and the ability to deliver products on a reliable basis.  Due to intense price competition, the Company has at times during the past few years had to reduce its price and its operating margins.  In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases.  This has led to lower gross margins and even to net losses in some product lines.  During the past few years, the Company has at times lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales and have reduced its market share.  As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

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

Dependence on the Long Hua, Shenzhen, Factory Complex.  In order to reduce the Company’s dependence on a single facility in Long Hua, Shenzhen, the Company in July 2005 opened a second, smaller manufacturing facility, in He Yuan, China.  Thereafter in 2006, the Company also commenced operations at a small manufacturing facility in Wuxi, China, and a plastic products manufacturer in Pinghu, approximately 15 kilometers from the Company’s main facility in Long Hua.  As a result, during the fiscal year ended March 31, 2009, the Company was operating at four locations.  However, as a result of unanticipated taxes imposed on  the Company’s He Yuan facility and the unprofitable operations at the Pinghu facility, the Company has, during the past 18 months, closed those two facilities.  As a result, the Company is once again dependent upon it main Long Hua, Shenzhen facility for virtually all of its operations and revenues.  The loss of this facility, or any material disruption of its operations at this facility would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition.  The Company currently maintains fire, casualty and theft insurance aggregating approximately $24,500,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China.  The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

The Cost Of Purchasing Components Has Been Erratic And Could Increase, Thereby Negatively Affecting The Company’s Margins And Operating Results.  The Company purchases many of the components used in manufacturing its products.  An estimate of the cost of these components is included in the price that the Company quotes to its customers.  However, the Company does not have written agreements with most of its suppliers of components. This typically results in the Company bearing the risk of component price increases because the Company may be unable to procure the required materials at a price level necessary to generate anticipated margins.  Accordingly, unanticipated increases in component prices could materially and adversely affect the Company’s gross margins and operating results.

Fluctuation in Foreign Currency Exchange Rates.  Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations.  In prior years, the Company’s exposure to currency fluctuations was limited  because most of its sales were denominated in either U.S. or Hong Kong dollars.  However, as a result of its increasing sales to European customers, many of which are paid in Euros, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations.  The Company’s financial results have, from time to time, been affected by currency fluctuations.  For example, the Company had a currency exchange loss of $330,000 for the fiscal year ended March 31, 2009 and a foreign currency exchange gain of $173,000 for the fiscal 2010.  Because a significant amount of the Company’s orders are paid in Euros, the current devaluation of the Euro compared to the dollar will have a negative impact on the Company’s revenues and profitability.  Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates.  The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks.  In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations.

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

Future Acquisitions Or Strategic Investments May Not Be Successful And May Harm The Company’s Operating Results.  As part of its strategy, the Company may acquire or enter into strategic relationships with other enterprises in China and possibly elsewhere.  Future acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

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

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report.  In addition, commencing with the fiscal year ending March 31, 2011, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our company’s internal control over financial reporting.  Because of the difficulty in hiring and keeping highly qualified accounting personnel, management may not be able to conclude that the Company’s internal control over financial reporting is fully effective.  Moreover, even if management concludes that the Company’s internal control over financial reporting is effective, the Company’s independent registered public accounting firm may issue a report that is qualified if such firm is not satisfied with the Company’s internal controls over financial reporting or the level at which those controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from the Company.  In addition, during the course of such evaluation, documentation and testing, the Company may identify deficiencies which the Company may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares.

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition.  To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies.  Except for the provisions of Section 404 of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to attest to our internal controls, all of the provisions of that act that will apply to the Company must now be implemented.  These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices.  In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects.  Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will continue to be a significant burden on the Company’s legal, financial and accounting costs, and the Company expects these increased costs to continue in the current fiscal year ending March 31, 2011.  In part because of the requirements of Sarbanes-Oxley Act, the Company plans to implement a new enterprise resource planning (ERP) computer-based system to manage its internal and external resources, including tangible assets, financial resources, materials, and human resources.  However, no assurance can be given that this ERP system, when fully implemented, will enable the Company to fully comply with the provisions of Section 404 of the Sarbanes-Oxley Act.

We may not declare or pay cash dividends. The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position.  Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal years ended March 31, 2009. However, because of the Company’s cash position, despite the economic downturn, the Company did pay a dividend in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009).  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.  If we do not pay a cash dividend, our shareholders will not realize a return on their investment in our Common Shares except to the extent of any appreciation in the value of our Common Shares. Our Common Shares may not appreciate in value, or may decline in value.

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

After establishing its metal manufacturing operations, the Company in 1991 began a camera manufacturing business by acquiring the Hi-Lite Camera Company, a Hong Kong camera company.  The Company’s camera operations consisted primarily of manufacturing 35mm cameras and recycling single-use cameras.  The Company mainly manufactured cameras for distribution in Europe, the United States and Hong Kong.  As a result of the advent and massive proliferation of digital cameras and mobile telephones with photographic capabilities, demand for the Company’s film-based cameras dramatically decreased.  Accordingly, in the fiscal year ended March 31, 2006, the Company terminated virtually all of its single-use camera operations and sold most of its existing inventory of camera products.  The Company currently still manufactures some camera related products (such as underwater camera specialty products) for its OEM customers, but revenues from such products no longer contribute significantly to the Company’s overall operations.

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

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen, that it has operated since 1991, during fiscal 2009 the Company operated three other manufacturing facilities located in Pinghu, Wuxi and He Yuan in China.  These facilities were all acquired or established during the past five fiscal years.  However, as explained below, the Company has closed the Pinghu and He Yuan facilities.  The third, and smallest facility, operated by its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary, is still operational, but may be sold, reorganized or closed depending on its future operations.

Pinghu.  In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a Hong Kong company primarily engaged in the business of the manufacture and supply of plastic parts and products.  Golden Bright Plastic Manufacturing specialized in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly.  Golden Bright produced components, subassemblies and finished products for its OEM customers.  Golden Bright maintained its factory in Pinghu, approximately 15 kilometers from the Company’s principal facilities in Long Hua, Shenzhen.  The operations of Pinghu were severely affected by the labor strikes that affected the Company during the fiscal year ended March 31, 2008.  During fiscal 2009, the Company eliminated some of the duplicative administrative functions at Pinghu and consolidated those functions into its administrative headquarters in Hong Kong.  Because the facilities in Pinghu were still underutilized, the Company in early 2010 terminated its manufacturing operations at the Pinghu facility and moved those operations to its main Long Hua facility.  Golden Bright Plastic Manufacturing Company Limited continues to operate as a trading company, engaged in the sale of plastic parts, components and products.

Wuxi.  In December 2005, the Company also incorporated Kayser (Wuxi) Metal Precision Manufacturing Limited under the laws of China.  The new Chinese subsidiary was established in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. Unlike the facilities in Shenzhen and He Yuan, because it is a Chinese company, the Wuxi subsidiary is able to sell its products in China to Chinese purchasers for use in China.  The Wuxi subsidiary was established for the purpose of accessing the growing business opportunities in the Shanghai region and to serve the large number of European and Japanese OEMs in the region, most of whom require local delivery.  The Wuxi subsidiary was established by the Company by purchasing the assets of an existing local manufacturing operation.  During the fiscal year ended March 31, 2010, in accordance with its prior agreement with the owners of the Wuxi assets, the Company transferred a 29% stake in Kayser (Wuxi) Metal Precision Manufacturing Limited to an unaffiliated person from whom the Company had previously purchased the Wuxi factory assets. Accordingly, as of March 31, 2010, the Company owned a 71% stock ownership interest in the Wuxi subsidiary and one unaffiliated shareholder owns the remaining 29% interest.  The Wuxi facility currently employs approximately 19 employees.  Kayser Wuxi has, to date, operated at a negative cash flow.  As a result, unless the company increases its revenues and commences operating at a profit, the Company may stop providing financial support to the subsidiary, which could result in the closure, sale or reorganization of this facility and its operations.

He Yuan.  The He Yuan, China, manufacturing facility commenced operations in November 2005 and was primarily used to manufacture light fixtures.  The He Yuan facility, located in the city of He Yuan, consisted of 3,500 square meter manufacturing facility was established under an agreement with the government of He Yuan, and was intended to operate under a tax free arrangement similar to the BFDC agreements in Long Hua, Shenzhen.  However, after the facility was established and was fully operational, the He Yuan government informed the Company that the facility was, in fact, subject to substantial taxes (including taxes on presumed profits, even though that facility had not yet produced profits).   As a result of this change in the local government’s policy, the Company stopped all operations at the He Yuan facility in April 2009 and thereafter relocated the He Yuan equipment back to Long Hua.

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and  electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers.  During fiscal 2009, the Company’s manufacturing activities were conducted in three facilities.  As a result of the closure of the Pinghu facility earlier in 2010, all operations are now conducted at two locations in China.  The Company’s principal, and oldest factory complex is located in Long Hua, Shenzhen, China, at which the Company currently employs approximately 950 employees in all areas of its operations.  The Company’s Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary in Wuxi, China, manufactures metal tools and parts for the internal Chinese market.  The Wuxi facility currently employs 19 persons.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which products are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, automobile accessories, vacuum cleaners, light fixtures, electro motors, wireless chimes, air pumps and dishwasher and other washing machine components.  As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services.  The metal manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services.  The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards.  Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base.  The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German, American and Chinese nationals; (ii) its comparatively low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

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

The Company also manufactures underwater digital camera casings and waterproof LED lights for various OEM customers.  Neither the camera casing sales nor the LED product sales represent a material part of its current business.

In addition to its historical manufacturing operations, the Company in April 2009 formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and Messrs. Torsten Friedrichs and Kai-Olaf Moller, to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.  The newly formed joint venture will be named Xenon Automation Asia Ltd. and initially utilize the Company’s facilities in Hong Kong and China for its operations.  The Company is the largest shareholder of the joint venture.  Under the current agreement, Xenon Automatisierungstechnik GmbH, a highly regarded German automation equipment company, will provide the design, development and technical expertise to the joint venture, Mr. Torsten Friedrichs and Mr. Kai-Olaf Moller will provide the marketing resources, and the Company will contribute the use of certain of facilities and employees.  The business plan of the joint venture is to design and build high quality equipment to meet the growing demand for automation equipment in China and, if requested, in other markets in Asia.  The Company and its joint venture partners believe that there is a growing demand for automation equipment in China because the Chinese manufacturing economy is transitioning from a system based on cheap labor to a more industrialized manufacturing system.  To date, the joint venture has designed and built one automatic assembly system (which was purchased by the Company), and recently completed four other test machines for one of the Company’s customers.  To date, the financial impact of this joint venture on the Company’s financial condition has not been material.

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers.  The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality.  For the fiscal year ended March 31, 2010, approximately 64.0%% of the Company’s revenues were derived from OEM metal and mechanical manufacturing, and approximately 36.0% was derived from OEM electric (including plastics) manufacturing operations of the Company.

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

Upgrading Equipment-Increased Automation.  In order to attract major European and Japanese OEM customers and in order to reduce its labor costs, the Company has during the past few years upgraded the design and manufacturing equipment at its facilities.  In the past few years, the Company made significant investments in new tool making equipment, including the purchase of seven state-of-art machines for use at the plastics manufacturing facilities and the purchase of new stamping machines, spectrum analyzers and robotic equipment.   The new equipment included five Computer Numerical Control (“CNC”) tooling machines, one CNC measurement machine, and one electronic injection molding machine. Concurrently, the Company entered into a cooperation agreement with Kyoei Engineering Co. Ltd., a Japanese company, for the use and operation of this equipment.  Pursuant to the cooperation agreement, the Company has agreed to permit Kyoei Engineering to utilize the measurement equipment for up to 50 percent of the available operating time, calculated weekly, during normal business hours, for its own purposes and benefit, provided that Kyoei Engineering supplies a full-time Japanese engineer to operate the machinery for both the Company and Kyoei Engineering.

The Company also is increasing the amount of automation equipment and robotics that it uses in its manufacturing processes.  During the past fiscal year, the Company used, and it intends to continue to use in the future the resources of its new Xenon Automation Asia Ltd. automation equipment joint venture to design and provide some of its automation equipment.  The Company believes that its automation efforts, along with its restructured manufacturing procedures have already significantly reduced the number of workers that it needs in its manufacturing operations.  The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers.  The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations.  The newly installed automated machinery has reduced the number of workers at the Company’s facilities, which reduction is expected to continue in the future.

Maintaining customers and increasing market share through financial strength:  Many of the Company’s largest customers are global companies that require that their OEM manufacturers have the financial strength to survive during financial and economic downturns.  The Company has traditionally maintained a strong balance sheet that has enabled it to continue to supply its customers during economic downturns.  The Company’s financial policies enabled it to operate during the Asian financial crisis that commenced in 1998 and has, to date, enabled the Company to continue to operate during the current worldwide economic crisis.  Many of the Company’s local competitors have failed during the recent recession.  The failure of some of these other companies has enabled the Company to strengthen its relationships with its existing customers and to obtain additional orders that may otherwise have been gone to competitors.

Expansion by acquisition, merger and other means:  The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities.  The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to gain technology know how, additional management and technicians  and an increased customer base.

In addition to expanding its manufacturing capabilities in China through acquisition, merger, etc., the Company may also acquire and/or establish additional manufacturing facilities in other countries.  However, no such other locations have been selected, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business.  Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage.  Certain Japanese and German companies have built the goodwill associated with their products and tradenames on a high level of perceived quality.  By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers.  Management believes that the Company’s commitment to high level service, it attention to detail, and the quality of its manufacturing has the effect of providing customers with a sense of confidence and security that their product requirements will be met and their products will be delivered on time and at a competitive price.

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

During the past few years, the price of metal and plastics raw materials has fluctuated significantly, and there have been shortages for some materials.   The Company estimates that the cost of some metal and plastic products increased during the past years by between 10% and 50%.

The parts, components and products manufactured by the Company include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products.  The Company manufactures many of these products, but also purchases many other products that it uses in its products.  These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply.  As a result of the recent worldwide economic crisis, many of the local providers of parts and components used by the Company in its products have ceased operations, which has caused the Company to experience temporary difficulties in obtaining parts and components from local suppliers.

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck.  Generally, the Company sells its products “free carrier” (“F.C.A.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong.  The Company uses subcontract trucking services to transport it products.  Recent improvements in the roads and highways in China have facilitated intra-China transportation, and the Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and generally have improved the flow of cross-border goods.  The Company’s facilities in Long Hua are located near Hong Kong and the sea port in Shenzhen.  Many of the Company’s customers use the Shenzhen sea port rather than the port of Hong Kong.

Similarly, the Wuxi subsidiary has good access to the Shanghai ports by highway and railroads.  However, unlike its Long Hua facilities, most of Wuxi’s products are sold to local customers and not sold to foreign markets.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries.  Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers.  For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.  Payments are paid in Hong Kong dollars, U.S. dollars and European Euros.  Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2008, 2009 and 2010:

	Year Ended March 31
	2008	2009	2010
GEOGRAPHIC AREAS:
Hong Kong and China	49.6%	42.4%	34.9%
Europe	43.5%	47.5%	54.0%
Other Asian countries	0.7%	0.6%	4.3%
United States	5.9%	8.7%	5.3%
Others	0.3%	0.8%	1.5%

During the year ended March 31, 2009, there was a change in the internal financial reporting of information to the Company’s chief operating decision maker, leading to a reduction in the Company’s operating segments from four segments (Metal stamping and mechanical OEM; Electric OEM; Cameras and underwater products; and Clocks and watches) to two segments.  The two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations).  Amounts for fiscal year 2008 have been restated to conform to the current management view.  The sales by segments for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year Ended March 31
	2008	2009	2010
SEGMENT SALES:
Metal Stamping and Mechanical OEM	70.4%	66.2%	64.0%
Electric OEM	29.6%	33.8%	36.0%

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

Major Customers

For the fiscal year ended March 31, 2010, three customers each accounted for more than 10% of the Company’s net revenues (or 50.5% collectively of the Company’s net sales).  During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers.  If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s orders decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

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

Government Regulation

As of the date of this Annual Report, both of the Company’s manufacturing facilities are located in China.  As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to life long employment), and safety regulations for buildings and workers. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws.  The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Employers found to be violating these labor rules are often severely penalized.   As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices.  The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty.  Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn.  The change in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company’s manufacturing facilities, caused other labor slow-downs, required to the Company to make significant financial payments and concessions to its worker, and has resulted in the filing of labor claims by employees against the Company.

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

Research and Development

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company conducts no material research or development.  The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with developing automated machines that the Company uses in its manufacturing process.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries.  As of March 31, 2010, Highway Holdings Limited owned ten subsidiaries, nine of which were wholly-owned by Highway Holdings Limited.  The Company has been consolidating the operations of certain of these subsidiaries.  As a result of its recent reorganization efforts, the Company currently conducts its business primarily through five subsidiaries.  Details of these subsidiaries are as follows:

		Date of		Percentage of ownership at March 31,
Place of incorporation	Name of entity	incorporation	Principal activities	2009	2010
Hong Kong	Hi-Lite Camera Company Limited	November 10, 1978	Manufacturing OEM products	100%	100%

Hong Kong	Kayser Limited (formerly known as Kienzle Time (H.K.) Limited)	August 24, 1997	Trading of OEM products	100%	100%

Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products	100%	100%

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products	100%	100%

China	Kayser Wuxi Precision Metal Manufacturing Limited	December 21, 2005	Metal stamping and tooling design	71%	71	%(1)

(1)	The remaining 29% of the Wuxi subsidiary is owned by the factory manager of the Wuxi facility.

In addition to the foregoing subsidiaries, the Company also is a 50% joint venture partner of Xenon Automation Asia Ltd., a new joint venture that was established to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.

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

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $2,272 per month under an agreement that expires in December 2010.

China

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases.  The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company’s employees.  This space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations.  There are also offices for production management, production engineering, and production support administration on the premises.  The term of the leases expires on February 28, 2012.  The utilization rate of these facilities at the end of the fiscal year ended March 31, 2010 was only 40% of its maximum capacity.  Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company’s space needs in the near future.

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

As part of its acquisition of Golden Bright Plastic Manufacturing Company Limited in Pinghu, the Company assumed that company’s obligations under an operating license agreement with Shenzhen City Longang District Foreign Economic Development Limited that expires in 2020.  In January 2010, with the approval of its landlord, the Company vacated the leased space in Pinghu.  As a result, the Golden Bright facilities in Pinghu are no longer used by the Company, and the Company’s obligation to make rental payments under that lease are no longer in effect.

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

During the three years ended March 31, 2009, the Company’s revenues increased annually year-over-year.  However, during the Company’s 2009 fiscal year, the worldwide economy in general, and the manufacturing industry in particular, began to experience a significant downturn, which directly affected, and continues to have a material adverse affect on the Company’s business and financial condition and its results of operations.  The worldwide credit crisis resulted in a sharp reduction in the demand for the products sold by the Company’s customers, which has resulted in fewer purchase orders for the Company’s products from the Company’s customers.  Because there is a delay between the time that the Company receives orders and the time that the Company completes the orders and ships the customer’s products, the slowdown in orders received during the third quarter of fiscal 2009 fiscal year resulted in a significant decrease in shipments and revenues starting with the fourth quarter of fiscal March 31, 2009 and continued through the fiscal year ended March 31, 2010.  In addition to lower demand for the Company’s products, the economic downturn also resulted in increased pricing pressures and lower prices.  These factors further reduced the amount of revenues that the Company generated in fiscal 2010.  Although sales orders have recently picked up, the Company believes that these factors will continue to negatively affect its operations for most of the current year.

The economic crisis has, however, also had a positive impact on the Company’s business and operations.  Because of the sudden and severe downturn, many of the Company’s financially weaker OEM competitors have gone out of business or drastically reduced the scope of their operations.  As a result, competition has in some markets has decreased, which has resulted in additional purchase orders for those manufacturers, such as the Company, that are still in business.  Also, because of the industry-wide decrease in manufacturing activities, the prices of many raw materials temporarily decreased (the cost of raw materials is again on the rise, and the cost of some raw materials increased significantly in fiscal 2010).

As described in this Annual Report, during the past 18 months, the Company has taken several actions that will, over the longer term, lower certain of the Company’s cost of operations.  The primary steps that reduced costs were (i) the closure of the manufacturing facility in He Yuan in April 2009, and (ii) closing the Golden Bright factory in Pinghu in January 2010.  As a result of these closures, and the relocation of these operations to the Company’s main manufacturing facilities in Long Hua, the Company has reduced the size of its workforce and has reduced its rental expenses.  However, offsetting these cost reductions has been a significant increase in the cost of labor.  During the past year, wages have increased significantly (by as much as 60%), and the Company had to pay sign-up bonuses and retention bonuses to attract new workers.

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

Results of Operations

General

During the past three years discussed below, the Company’s revenues have been derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components.  In addition to the foregoing, in prior years the Company also derived some revenues from the manufacture and sale of clocks, clock movements, watches, cameras, camera accessories and some LED lighting products, although such revenues have constituted less than 5% of the Company’s annual net sales.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2008	2009	2010

Net Sales	100%	100%	100%
Cost of sales	84.7	80.1	78.4
Gross profit	15.3	19.9	21.6
Operating (loss) income	(6.9)	2.6	1.5
Non-operating income (loss) (1)	1.0	(0.6)	0.4
Income (loss) before income taxes	(5.9)	2.0	1.9
Income tax (expense) credit	(0.1)	0.1	(0.1)
Net Income (loss)	(6.0)	2.1	1.8
Loss attributable to non-controlling interest	0.2	0.2	0.1
Net income (loss) attributable to Highway Shareholders	(5.8)	2.3	1.9

Note:
(1)
Non-operating income (loss) includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) gain on disposal of partial interest in a subsidiary and investment securities, (iv) impairment loss on investment, (v) impairment loss on property, plant and equipment, and (vi) other income.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Net sales for the fiscal year ended March 31, 2010 (“fiscal 2010”) decreased by $11,990,000, or 35.5%, from the year ended March 31, 2009 (“fiscal 2009”).  The decrease was a direct result of the worldwide economic downturn that caused the Company’s customers to reduce the amount of products those customers ordered from the Company.  Although the economic downturn occurred early in fiscal 2009, because of a significant backlog of unfilled orders that the Company carried in fiscal 2009, the drop off in new sales was not realized by the Company until the fourth quarter of fiscal 2009.  The decrease in sales that commenced in the fourth quarter of 2009 continued throughout most of fiscal 2010.  Although orders and new sales increased during the fourth quarter of fiscal 2010, the Company is unable to determine whether the increased orders represents a trend or merely a temporary fluctuation.

As a result of the decrease in net sales, the Company’s gross profits decreased in fiscal 2010 by $2,004,000, or 29.9%, compared to fiscal 2009.  However, because of the cost cutting efforts the Company implemented when the economic downturn became apparent, and in part due to the Company’s increased use of automation in its manufacturing systems, the Company’s gross margins increased from 19.9% in fiscal 2009 to 21.6% in fiscal 2010.

Selling, general and administrative expenses for fiscal 2010 decreased by $1,456,000, or 25.0%, compared to fiscal 2009, as a result of the significant decrease in net sales in fiscal 2010 and a reduction in fees paid to professionals.  However, the Company was not able to reduce its selling, general and administrative expenses by the same percentage as the reduction in net sales because of certain fixed costs.  As a result, during fiscal 2010, selling, general and administrative expenses as a percentage of net sales increased to 20.1% of net sales, compared to 17.3% of net sales in fiscal 2009.  Certain selling, general and administrative expenses in the future may be lower as a result of the closure of the manufacturing facility in Pinghu (including the reduction in rental expenses) and the consolidation of the general and administrative functions previously performed at that site into the Company’s other offices (mostly in Hong Kong), thereby eliminating duplicative operations.

Despite the 35.5% decrease in sales, because of the increase in gross margins and the Company’s ability to drastically reduce its selling, general and administrative expenses in fiscal 2010, the Company managed to generated operating income of $333,000 (compared to operating income of $881,000 in fiscal 2009).

The Company’s interest expenses decreased in fiscal 2010 from $141,000 in fiscal 2009 to $47,000 as a result of lower interest rates.  However, the lower interest rates also decreased the Company’s interest income in fiscal 2010 despite a slight increase in interest bearing funds carried by the Company during fiscal 2010.  For fiscal 2010, the Company had an currency exchange rate gain of $173,000 as the Euro strengthened against the U.S. dollar during most of fiscal 2010.  The Company incurred a $330,000 of currency exchange loss in fiscal 2009.  Because sales to European customers represented over 54% of total net sales in fiscal 2010, the Company will continue to be more exposed to fluctuations in the exchange rate between the Euro and the U.S. dollar.  Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the future fluctuations of currencies (the Company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations to 5%).  As a result of the decreased interest expense and the currency exchange gain, the Company had total non-operating income of $77,000 in fiscal 2010 compared to total non-operating expenses of $206,000 in fiscal 2009.

The Company’s net income in fiscal 2010 was $420,000 compared to net income of $768,000 in fiscal 2009 despite a $11,990,000 decrease in net sales in fiscal 2010.  The Company managed to generate $420,000 net income despite the worldwide economic downturn because of its ability to manage its expenses (thereby increasing gross margins and decreasing selling, general and administrative expense), and the currency exchange gain.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net sales for fiscal 2009 increased by $565,000, or 1.7%, from the year ended March 31, 2008 (“fiscal 2008”).  The increase in net sales occurred despite a worldwide economic slowdown and a worldwide financial crisis that affected the Company and its customers.  The Company’s net sales increased during the first nine months of fiscal 2009 due in part to a large backlog of orders that carried over from fiscal 2008.  During fiscal 2008 the Company was subjected to four labor strikes that stopped and/or slowed down some of its operations and manufacturing.  As a result, the Company was unable to fill all of its orders in fiscal 2008, which orders were filled in fiscal 2009 when the Company’s workers returned to full force.  In addition, the Company also benefited because some of its competitors ceased operating.

Gross profits increased in fiscal 2009 over gross profits in fiscal 2008 by $1,630,000 due to the increase in revenues and, in particular, due to a significant decrease in the cost of raw materials.  During fiscal 2008, the cost of most of the Company’s raw materials increased very significantly.  However, due to the economic downturn and other global factors that occurred in fiscal 2009, the cost of these raw materials decreased very significantly in fiscal 2009.  As a result, the Company’s cost of sales decreased by $1,065,000 in fiscal 2009 compared to fiscal 2008 despite an increase in net sales.  Because of these significant fluctuations in the cost of raw materials, the Company and certain of its larger customers agreed to price new orders based on the cost of raw materials and to periodically adjust the price of the products manufactured by the Company based on the changes in the cost of raw materials.  Also, the Company has refused to enter into long term, fixed price manufacturing agreements.  As a result of the foregoing customer arrangements, the Company does not expect to experience either large losses or large gains on customer contracts in the future due to fluctuations in raw material costs.

Selling, general and administrative expenses for fiscal 2009 decreased by $1,528,000, or 20.8%, compared to fiscal 2008, despite an increase in net sales in fiscal 2009.  As a result, during fiscal 2009, selling, general and administrative expenses constituted only 17.3% of net sales, compared to 22.2% of net sales in fiscal 2008.  Selling, general and administrative expenses in fiscal 2009 decreased due to the Company moving most of the general and administrative functions previously performed at its Golden Bright facility to the Company’s other offices (mostly in Hong Kong), thereby eliminating duplicative operations, and due to favorable labor court rulings in fiscal 2009 that permitted the Company to reverse an approximately $342,000 reserve that the Company had established in fiscal 2008 to pay these pending labor claims.  Selling, general and administrative expenses in fiscal 2008 also reflected some additional one-time expenses that the Company did not have in fiscal 2009, such as approximately of $412,000 of payments that the Company made in fiscal 2008 to its workers to resolve/settle certain labor disputes, and costs incurred in improving the accounting functions at its subsidiaries.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2008	2009	2010
	(In thousands)
Net cash provided by operating activities	$75	$2,005	$1,746
Net cash (used in) provided by investing activities	(5)	558	159
Net cash used in financing activities	(1,496)	(663)	(1,428)
Net (decrease) increase in cash and cash equivalents	(1,426)	1,900	477
Cash and cash equivalents at beginning of period	5,299	3,889	5,809
Effect of exchange rate changes	16	20	(7)
Cash and cash equivalents at end of period	$3,889	$5,809	$6,279

At March 31, 2010, the Company had working capital of $9,803,000, compared to working capital of $9,040,000 at March 31, 2009.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions.  For the fiscal year ended March 31, 2010, the Company had $1,746,000 of positive cash from its operating activities primarily because of its $420,000 of net income, $635,000 of depreciation non-cash expenses, and a $293,000 decrease in inventories.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans.  The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases.  During fiscal 2010, the foregoing banking facilities were provided to the Company by DBS Bank (Hong Kong) Limited.  During fiscal 2010, the Company also had a second credit facility that was provided by Overseas-Chinese Banking Corporation Limited (OCBC), under which the Company had a maximum of $1,221,000 (subject to various sub-limits) of available credit.  However, the Company has decided not to renew the OCBC facility.  Accordingly, the Company currently only has the DBS Bank facility available.

The DBS facility provides for a maximum letter or credit/trust receipt facility of $3,342,000 and for an aggregate of $295,000 for capital expenditure/equipment loans.  The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank’s standard bills rate for U.S. dollar credits.  The DBS capital expenditure loans are repayable in monthly installments ranging from 8 months to 24 months.  Interest rates under the DBS capital expenditure facility are set at 0.25% below the prime rate quoted by the bank from time to time.  The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries.

As of March 31, 2010, the Company had borrowings of $793,000 and a standby letter of credit of $33,000 outstanding under its credit facility, and had a total of $2,142,000 of available credit remaining under the DBS credit facility.  The Company’s long-term debt (including the current portion) was $295,000 as of March 31, 2010.  Because of the Company has significant working capital reserves and a significant amount of cash and cash equivalents, the Company believes that the DBS credit facility currently is sufficient for its projected needs.  However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the current facilities may not be sufficient.

Although the Company’s rent at its largest facility increased effective February 2009, the Company’s overall rental payments for all of its facilities in the current fiscal year are expected to decrease slightly compared to fiscal 2010 due to the closure of the Pinghu facility in January 2010.  Effective February 2009, the Company entered into a new three-year lease for the Long Hua, Shenzhen, facility.  The new lease at the Company’s largest facility increased the Company’s rent at this facility by approximately one-third.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing credit facilities.

Impact of Inflation

The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has in the past few years resulted in increased rent, energy prices, fuel and labor expenses.  These increased costs have adversely affected the Company’s cost of operations.  As a result of the worldwide economic slowdown, price inflation has moderated, and the Company does not currently anticipate any additional inflation that will lead price increases in the near future.  However, if inflation does continue, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and Euros.

The Company makes its payments under the BFDC Agreements for its manufacturing facilities and factory workers in Shenzhen in renminbi (RMB), as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the past few years as the value of the RMB compared to the U.S. dollar has increased during that period.  Accordingly, the Company’s operating costs (expressed in U.S. dollars) have increased.

For the fiscal years ended March 31, 2008, 2009 and 2010, 18%, 22% and 29%, respectively, of the Company’s net sales were paid in Euros.  The fluctuation of the Euro/U.S. dollar exchange rates have resulted in currency exchange gains and losses.  For example, as a result of the decrease in the value of the Euro compared to the U.S. dollar the Company recognized a currency exchange loss in fiscal 2009.  However, the Company in fiscal 2010 realized a currency exchange gain as the Euro strengthened compared to the U.S. dollar.  The Company’s currency exchange exposure is expected to increase in the future as more of its transactions are expected to be denominated in Euros.  In addition, now that the exchange rate of the RMB has been permitted to adjust, the Company’s operations and financial statements will be further exposed to changes in currency exchange rate.

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

Trend Information

As discussed in greater detail elsewhere, there have been several significant trends effecting the production and sales of the Company.  Most notably, commencing at the end of fiscal 2009 and continuing through fiscal 2010, there has been a worldwide economic slowdown and a worldwide financial crisis that has affected the Company and its customers.  Commencing in fiscal 2009, new customer orders slowed significantly, reaching its lowest point in the first quarter of fiscal 2010.  Since the first quarter of fiscal 2010, customer orders have gradually increased as the recession seemed to ease.  Although the recession in the U.S. and some other parts of the world seem to be easing, the economic outlook for Europe is uncertain, as is the value of the Euro.  Since the Company obtains a significant portion of its orders from Europe (54% of its sales in fiscal 2010 were to European customers), the uncertain economy in Europe, and the decreasing value of the Euro, are likely to have a negative effect on the Company’s short-term outlook.

Also, due to the economic downturn and other global factors that occurred in fiscal 2009 and 2010, the cost of many of the raw materials used by the Company decreased.  The cost of raw materials has recently, however, significantly increased.  As a result of these significant fluctuations, the Company is unable to estimate the future trend of its raw material prices.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2009 to March 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts.  In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2010 is as follows:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2011	2012	2013	2014	2015 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000

Facility Leases	2,665	1,235	1,086	85	86	173
Finance Leases	295	251	41	3	-	-
Capital commitment on purchase of property, plant and equipment	55	55	-	-	-	-
Purchase obligations	3,797	3,797	-	-	-	-
Short term borrowing	793	793	-	-	-	-
Interest commitments	10	9	1	-	-	-
Total	7,615	6,140	1,128	88	86	173

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

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 28, 2010 are listed below.  The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 17, 2010.

Name	Age	Positions

Roland W. Kohl	61	Chief Executive Officer, Director, Chairman of the Board
Holger Will	44	Chief Operating Officer
Satoru Saito (1)	61	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	44	Chief Financial Officer, Secretary
May Tsang Shu Mui (1)	50	Chief Administrative Officer, Director
Tiko Aharonov (2) (3)	63	Director
Dirk Hermann (1)	46	Director
Uri Bernhard Oppenheimer (2) (3)	74	Director
Shlomo Tamir (2) (3)	63	Director
Kevin Yang Kuang Yu (2)	53	Director
Irene Wong Ping Yim (2)	44	Director
Brian Geary (2) (3)	53	Director
George Leung Wing Chan (2)	57	Director

(1)	Satoru Saito, May Tsang Shu Mui, and Dirk Hermann will not stand for re-election at the annual meeting of shareholders currently scheduled to be held on August 17, 2010.
(2)	Current member of Audit Committee.
(3)	Member of Compensation Committee

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

Holger Will.  Mr. Will has been employed with the Company since 1996 and was appointed as the Company’s Chief Operating Officer effective May 1, 2010.  Mr. Will started with the Company as a Production consultant to one of the Company’s subsidiaries and eventually became the Production Manager of that subsidiary.  In  2000 Mr. Will became the General Manager of Kayser Technik Ltd., the Company’s marketing arm to German customers.  As Chief Operating Officer, Mr. Will now is involved in all of the Company’s operations.

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

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005.  He has, since 2004 been the China-USA Director of Holt Asia LLC (now owned by Chesta Co., Inc.) in the U.S.  Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Ltd. (now owned by Chesta Co., Inc.) and controlled and managed other manufacturing facilities in China.  Mr. Yang has also been involved with trading companies that were engaged in exporting products to the U.S.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2010 to all of the directors and officers listed above, as a group (13 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $834,000.  Because of the Company’s financial difficulties, Mr. Kohl, the Company’s Chief Executive Officer, voluntarily accepted a 40% reduction in his salary in fiscal 2009 and 2010.  Mr. Kohl’s employment agreement was recently extended through March 2014.  Since the current worldwide economic uncertainties are continuing, until further notice Mr. Kohl has agreed to voluntarily reduce the amount of his current monthly salary by approximately 15%.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Dirk Hermann, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annualized director’s fee of $10,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors.  In addition, members of any Board committee and the Chairman of the Audit Committee are paid an additional fee of $1,660 per year for each committee on which they serve.    On November 9, 2009, the Company granted to each independent director a five-year option to purchase 3,000 shares at an exercise price of $1.65 (the trading price of the stock at the time of the option grant).  The options become vested and are exercisable only after the first anniversary (November 9, 2011) of the option grant date.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 28, 2010, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

May Tsang Shu Mui	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Satoru Saito	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Dirk Hermann	8,500	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03

Fong Po Shan	10,000	June 30, 2010	$3.50
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Kevin Yang Kuang Yu	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Irene Wong Ping Yim	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Shlomo Tamir	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Brian Geary	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

George Leung Wing Chan	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Uri Bernhard Oppenheimer	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Holger Will	1,000	November 9, 2014	$1.65

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

The Company has adopted the 1996 Stock Option Plan (the “1996 Option Plan”) that currently covers 600,000 shares of the Common Shares.  The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company.  The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option’s exercisability.  As of March 31, 2010, options granted under the Option Plan to purchase a total of 197,500 Common Shares were still outstanding.  The maximum term of options granted under the Option Plan is five years.  The average weighted exercise price of all options outstanding on March 31, 2010 was $3.32 per share.  As of March 31, 2010,  no additional shares were available for grant under the 1996 Option Plan.

Because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, on June 26, 2010, the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”).  The 2010 Option Plan will replace the 1996 Option Plan.  Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares.  To date, no options have been granted under the 2010 Option Plan.  The adoption of the 2010 Stock Option Plan is subject to the approval of the Company’s shareholders.  Accordingly, the new option plan will be submitted to the shareholders for their approval at the annual meeting of shareholders currently scheduled for August 17, 2010.

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

Audit Committee  During fiscal 2010, the members of the Audit Committee of the Board of Directors were Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, George Leung Wing Chan and Tiko Aharonov.  During the current fiscal year, the Audit Committee now consists of Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan and Tiko Aharonov.  The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices.  Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration).  Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended.  The Audit Committee met four times during fiscal 2010.  The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee  During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov.  The Compensation Committee administers the Company’s 1996 Stock Option Plan and establishes the salaries and incentive compensation of the executive officers of the Company.  The Compensation Committee also will administer the new 2010 Stock Option And Restricted Stock Plan.

All of the Company’s directors (there currently are eleven directors, seven of whom are independent) participate in the selection of director nominees.  Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee.  The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director.  Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition.  In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2010, the Company had a total of 786 persons were working on a full-time basis for the Company.  Of these, 505 workers in China were employed by the Company under the BFDC Agreements in Long Hua, and 19 employees are employed at the Wuxi facility.  The employees in Long Hua are technically employed by the local authorities, not by the Company.  However, since the Company’s Wuxi subsidiary is a registered Chinese company, the employees at the Wuxi facility are employees of the Company’s Wuxi subsidiary.  As of March 31, 2010, the Company also had 37 employees in Hong Kong, all of whom were employees of the Company’s subsidiaries.  Of the foregoing workers and employees, 37 were engaged in the administration of the Company, 750 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 13 were engaged in marketing, and the balance (23 employees) were engaged in miscellaneous other supporting functions. The Company requires most of its Hong Kong staff to regularly visit the Company’s China facilities to oversee local management and provide technical assistance.

The number of workers employed by the Company fluctuates largely due to the availability of workers and the time of year.  The seasonality is also dependent, to a lesser extent, on orders held by the Company.  The Company has experienced temporary shortages of labor and has taken action to attract additional workers.  From time to time, the availability of workers has been adversely affected because of the high demand for such workers in the Company’s location, due to transportation difficulties in bringing workers to Shenzhen, and due to seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village.  Due to the nature of the labor force working at facilities such as the Company’s in Shenzhen, the Company experiences high turnover of employees annually.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders.  The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government.  The following table sets forth, as of June 28, 2009, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067		15.57%
Tiko Aharonov	266,000	(2)	6.74%
Dirk Hermann	119,500	(3)	3.03%
Satoru Saito	369,980	(2)	9.38%
May Tsang Shu Mui	89,171	(2)	2.26%
George Leung Wing Chan	10,000	(4)	*
Brian Geary	15,000	(5)	*
Irene Wong Ping Yim	10,000	(4)	*
Kevin Yang Kung Yu	18,244	(4)	*
Shlomo Tamir	10,000	(4)	*
Uri Bernhard Oppenheimer	10,000	(4)	*
Cartwright Investments Limited	346,830		8.79%
Fong Po Shan	16,283	(7)	*
Holger Will	1,000	(4)	*

*	Less than 1%.
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

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes stock options to purchase 20,000 Common Shares which are currently exercisable, or within 60 days.
(3)	Includes stock options to purchase 18,500 Common Shares which are currently exercisable, or within 60 days.
(4)	Consists stock options to purchase Common Shares which are currently exercisable, or within 60 days.
(5)	Includes stock options to purchase 10,000 Common Shares which are currently exercisable, or within 60 days.
(6)	Includes stock options to purchase 5,000 Common Shares which are currently exercisable, or within 60 days.
(7)	Includes stock options to purchase 15,000 Common Shares which are currently exercisable, or within 60 days.

Of our 45 record holders, 29 are residents of the United States.  Excluding shares held in street name, the known U.S. resident stockholders own approximately 47,000 Common Shares.  The foreign record holders own approximately 1,087,000 Common Shares.  Based on the Company's records of shares owned by record holders and in street name, the Company believes that over 50% of the Company's outstanding shares are owned by foreign shareholders.  There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.  All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2010.

Item 8.   Financial Information.

A.           Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.           Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.  The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position.  In fiscal years ended March 31, 2007 and March 31, 2008, the Company made dividend payments to its shareholders of $0.36 and $0.035 per share, respectively.  Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal years ended March 31, 2009.  However, because of the Company’s cash position, despite the economic downturn, the Company did pay a dividend in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009).  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

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

Item 9.  The Listing

A.           Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States.  On June 25, 2010, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $1,80 per share.  As of June 28, 2010, there were 45 holders of record of the Company’s Common Shares.  However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2010:

Year Ended	High	Low
March 31, 2010	$2.88	$0.60
March 31, 2009	$2.01	$0.55
March 31, 2008	$6.30	$1.60
March 31, 2007	$6.46	$2.80
March 31, 2006	$5.48	$2.77

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2010	$2.88	$1.75
December 31, 2009	$2.25	$1.54
September 30, 2009	$2.06	$1.32
June 30, 2009	$1.59	$0.60

March 31, 2009	$1.00	$0.55
December 31, 2008	$1.65	$0.59
September 30, 2008	$2.01	$1.48
June 30, 2008	$2.00	$1.60

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2010	$2.51	$2.20
April 30, 2010	$3.26	$2.39
March 31, 2010	$2.69	$2.16
February 28, 2010	$2.88	$1.82
January 31, 2010	$2.30	$1.75
December 31, 2009	$2.25	$1.70

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

Item 10.  Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share.  As of March 31, 2010 and June 28, 2009, there were 3,779,674 and 3,741,874 Common Shares outstanding, respectively.  The number of shares outstanding could increase in the future by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above).  As of March 31, 2010, no warrants to purchase Common Shares were outstanding.   There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

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

Dividends and Paying Agents

The Company has, from time to time in prior years, paid dividends to its shareholders.  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so.  The Company has not set a date on which annual, or other, dividends are paid.  To date, the Company has used its transfer agent, Computershare, in Glendale, California, U.S.A. as its dividend paying agent.

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

To the extent that the Company has to convert U.S. dollars into renminbi for its operations, an appreciation in the value of the renminbi compared to the U.S. dollar reduces the amount of renminbi the Company receives upon conversion.  Accordingly, an appreciation of the renminbi’s value requires the Company to pay more U.S. dollars to fund its renminbi operating expenses, thereby making its operations in China more expensive.  During the past few years, the exchange rate between the renminbi and the U.S. dollar changed as the renminbi has appreciated in value compared to the U.S. dollar (the renminbi has appreciate by 18.6% since 2006).  In addition, the U.S. and other countries have been urging China to allow the renminbi to appreciate further.  The amount of payments made by the Company in renminbi is continuing to increase, thereby increasing the Company’s costs of operations that are paid in RMB.  During the fiscal year ended March 31, 2010, the Company made payments of approximately 39,039,000 in RMB (or approximately U.S. $5,710,000 based on the exchange rate as of March 31, 2010).  If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2010, the amount of such RMB payments would have increased the Company’s expenses by $57,000 and $301,000, respectively.  Should the Chinese government allow the renminbi to continue to appreciate, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company believes that its most significant foreign exchange risk results from material sales made in Euro. Approximately 29% of the Company’s net sales were made in Euros in fiscal year ended March 31, 2010.  In the fiscal year ended March 31, 2010, the value of the Euro increased during most of fiscal 2010 compared to the U.S. dollar (the exchange rate increased from approximately one Euro to 1.31 U.S. dollars in March 2009 to over one Euro to 1.51 U.S. dollars in December 2009).  Accordingly, the payments that the Company received in fiscal 2010 in Euros were exchanged into slightly more dollars, resulting in a slight sales.  To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2010, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by $631,000 and $316,000, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by $631,000 and $316,000, respectively.

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

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs.  The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations.  The Company had $793,000 of short-term borrowings that are subject to interest rate changes and $295,000 of long-term borrowings outstanding as of March 31, 2010.  However, taking into consideration that the Company had cash and cash equivalents of $6,279,000 available as of March 31, 2010, the Company believes that its interest rate risk on these borrowing was acceptable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission ("COSO"), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO.  Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2010.

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

Item 16B.       Code of Ethics

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 11.1.  Shareholders can also obtain a copy of the Code of Ethics from:

Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Attn:  Chief Financial Officer

Item 16C.       Principal Accountant Fees and Services

AGCA, Inc. has served as our independent registered public accounting firm for the year ended March 31, 2010, for which audited consolidated financial statements appeared in this annual report on Form 20-F.  Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years ended March 31, 2008 and 2009, for which audited consolidated financial statements appear in this annual report on Form 20-F.

          The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in the fiscal year ended March 31, 2009, and aggregate fees paid to AGCA, Inc. for the fiscal year ended 2010.

	2009	2010
Audit Fees (1)	$299,500	$99,500
Audit-Related Fees (2)	-	-
Tax Fees (3)	$32,100	-
All Other Fees	$8,900	200
Total	$340,500	$99,700

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

As part of is policies and procedures, all audit related services, tax services and other services rendered by Deloitte Touche Tohmatsu or AGCA, Inc. were pre-approved by the Audit Committee.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F. Change in Registrant’s Certifying Accountant

  Effective December 3, 2009, the Company engaged AGCA, Inc. (“AGCA”) as its independent accountant to audit its financial statements for its fiscal year ending March 31, 2010.  Prior to such engagement, the Company did not consult with AGCA regarding either (i) the application of accounting principles to a specific, completed or proposed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor advice was provided to the Company that AGCA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement.

By letter dated December 16, 2009, Deloitte Touche Tohmatsu resigned as the Company’s independent registered public accounting firm.

During the Company’s two fiscal years ended March 31, 2009, the Company had no disagreements with Deloitte Touche Tohmatsu, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte Touche Tohmatsu, would have caused it to make reference to the subject matter of the disagreement in connection with its report.  No report of Deloitte Touche Tohmatsu on the financial statements of the Company for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to audit scope or accounting principles, except that the consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

The decision to change accounting firms was adopted by the audit committee and ratified by the Board of Directors of the Company.

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

4.10
City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.11
City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.12
Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.13
Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.14
Share Purchase Agreement, dated as of September 16, 2006, between Kienzle Time (H.K.) Limited and Highway Holdings Limited, on the one hand, and Wong Wai Chung, Peter, Wong Yuk, Paul,  Wong Wai Yung, Augustine,  and Wan Chi Cheong on the other hand, regarding the purchase of Golden Bright Plastic Manufacturing Company Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.15
Rental Contract between Huayu Clothes & Costumes Manufacturing Factory of Wu Xi, Zhuang Wenhua,  and Miao Guokang as Lessors, and  Kayser (WuXi) Metal Precision Manufacturing Limited, dated January 28, 2007 regarding the rental of the Wuxi facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.16
Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Ping Hu Golden Bright Plastic Manufacturing Ltd., dated June 15, 2002, regarding the rental of Golden Bright’s facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.17
Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.18
Supplementary Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.19
Supplementary Agreement on Imported Material for Processing, dated February 28, 2008, between Golden Bright Plastic Manufacturing Co. Ltd. and the Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.20
Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Mr. Wong Wai Chung regarding the Ping Hu Golden Bright Plastic Manufacturing Ltd. factory, dated February 23, 2004. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.21
Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.22
City Gao Xin District Dormitory Facilities Lease Contract between He Yuan Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co Ltd., dated June 18, 2008 regarding the He Yuan facilities. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.23
Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.24	2010 Stock Option And Restricted Stock Plan*

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - AGCA, Inc.*

15.2	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

15.3	Letter of Deloitte Touche Tohmatsu, registrant's former independent registered public accounting firm, dated June 29, 2010 filed pursuant to Item 16F(a)(3) of Form 20-F.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ PO S. FONG
Po S. Fong
Chief Financial Officer and
Secretary

Date: June 29, 2010

HIGHWAY HOLDINGS LIMITED

INDEX

Page
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm - AGCA, Inc.	F – 2

Report of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu	F – 3

Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the three years in the period ended March 31, 2010	F – 4

Consolidated Balance Sheets as of March 31, 2009 and 2010	F – 5

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended March 31, 2010	F – 6

Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 2010	F – 7

Notes to Consolidated Financial Statements	F – 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2010, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

AGCA, Inc.
Arcadia, California
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2009, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2009.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(q) to the consolidated financial statements, the accompanying 2008 and 2009 consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

Deloitte Touche Tohmatsu
Hong Kong
June 20, 2009 (June 29, 2010 as to Note 2(q))

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2008	2009	2010

Net sales	$33,164	$33,729	$21,739

Cost of sales	(28,090)	(27,025)	(17,039)
Gross profit	5,074	6,704	4,700
Selling, general and administrative expenses	(7,351)	(5,823)	(4,367)
Operating (loss) income	(2,277)	881	333

Non-operating income (expense):
Exchange gain (loss), net	283	(330)	173
Interest expense	(225)	(141)	(47)
Interest income	100	35	6
Other income	60	230	46
Gain on disposal of partial interest in a subsidiary (note 1)	111	-	-
Gain on disposal of investment securities	2	-	-
Share of losses of unconsolidated affiliates	-	-	(2)
Impairment loss on property, plant and equipment	-	-	(97)
Impairment loss on investment in unconsolidated affiliates	-	-	(2)
Total non-operating income (expense)	331	(206)	77
(Loss) income before income taxes	(1,946)	675	410
Income taxes (note 4)	(28)	35	(10)
Net (loss) income	(1,974)	710	400
Loss attributable to noncontrolling interests	53	58	20
Net income (loss) attributable to Highway Holdings shareholders	(1,921)	768	420
Other comprehensive income (loss) attributable to Highway Holdings shareholders(1):
Foreign currency translation adjustment	16	20	(7)
Comprehensive (loss) income	(1,905)	788	413
Comprehensive loss attributable to noncontrolling interests	53	58	20
Comprehensive (loss) income attributable to Highway Holdings shareholders	$(1,958)	$730	$393

Net (loss) income per share – basic	$(0.50)	$0.21	$0.11
Net (loss) income per share – diluted	$(0.50)	$0.20	$0.11
Weighted average number of shares outstanding
- basic	3,809,888	3,744,423	3,754,988
Weighted average number of shares outstanding
- diluted	3,809,888	3,773,677	3,757,896

See accompanying notes to consolidated financial statements.

(1) The Company has changed the presentation of comprehensive income (loss) from the consolidated statement of shareholders' equity to the consolidated statement of operations and comprehensive income (loss).

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$5,809	$6,279
Restricted cash (note 9)	1,028	771
Accounts receivable, net of allowances for doubtful accounts of $Nil and $101 at March 31, 2010 and 2009 respectively	3,426	3,240
Inventories (note 5)	4,010	3,495
Prepaid expenses and other current assets	672	507
Total current assets	14,945	14,292
Property, plant and equipment, net (note 6)	2,840	2,051
Intangible assets, net (note 7)	24	8
Investments in unconsolidated affiliates (note 8)	2	1
Total assets	$17,811	$16,352

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,166	$2,389
Short-term borrowings (note 9)	1,850	793
Obligations under capital leases - current portion (note 10)	259	251
Accrued expenses and other liabilities (note 11)	1,630	1,056
Total current liabilities	5,905	4,489
Obligations under capital leases - net of current portion (note 10)	294	44
Deferred income taxes (note 4)	163	147
Total liabilities	6,362	4,680

Commitments and contingencies (note 12)		-

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,720,520 shares and 3,779,674 shares issued and outstanding as of March 31, 2009 and 2010, respectively)	37	38
Additional paid-in capital	11,224	11,289
Retained profits	154	461
Accumulated other comprehensive loss	(6)	(13)
Treasury shares, at cost - 37,800 shares as of March 31, 2009 and 2010, respectively (note 13)	(53)	(53)
Total Highway Holdings shareholders' equity	11,356	11,722

Noncontrolling interests	93	(50)

Total Equity	11,449	11,672

Total liabilities and shareholders' equity	$17,811	$16,352

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 (In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings shareholders
	Common shares,			Retained	Accumulated
	issued and		Additional	profits	Other		Treasury	Non-
	Outstanding		paid-in	(Accumulated	Comprehensive	Subscription	shares,	controlling	Total
	Number	Amount	capital	deficit)	Loss	receivable	at cost	interest	Equity
	(in thousands)
Balance at March 31, 2007	3,779	$38	$11,304	$1,439	$(48)	$(513)	$(53)	$-	$12,167
Issued during the year	11	-	38	-	-	-	-		38
Disposal of partial interest in a subsidiary	-	-	-	-	-	-	-	204	204
Net loss	-	-	-	(1,921)	-	-	-	(53)	(1,974)
Director's stock compensation	29	-	160	-	-	-	-	-	160
Employee's share-based compensation	-	-	60	-	-	-	-	-	60
Escrow shares returned to treasury (note 13)	-	-	-	-	-	513	(513)	-	-
Reversal of unrealized holding gain on investment securities sold	-	-	-	-	6	-	-	-	6
Translation adjustments	-	-	-	-	16	-	-		16
Cash dividends ($0.035 per share)	-	-	-	(132)	-	-	-	-	(132)
Balance at March 31, 2008	3,819	38	11,562	(614)	(26)	-	(566)	151	10,545
Net income	-	-	-	768	-	-	-	(58)	710
Director's stock compensation	29	-	160	-	-	-	-	-	160
Employee's share-based compensation	-	-	14	-	-	-	-	-	14
Translation adjustments	-	-	-	-	20	-	-	-	20
Escrow shares cancelled (note 13)	(128)	(1)	(512)	-	-	-	513	-	-
Balance at March 31, 2009	3,720	37	11,224	154	(6)	-	(53)	93	11,449
Issued during the year	30	1	53						54
Net income				420				(20)	400
Employee's share-based compensation	29		12						12
Translation adjustments					(7)				(7)
Acquisition of non-controlling interest			(48)					(75)	(123)
Disposal of non-controlling interest			48					(48)	-
Cash Dividends ($0.03 per share)				(113)					(113)
Balance at March 31, 2010	3,779	$38	$11,289	$461	$(13)	$-	$(53)	$(50)	$11,672

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2008	2009	2010
Cash flows from operating activities:
Net (loss) income	$(1,974)	$710	$400
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment loss on investment in unconsolidated affiliate	-	-	2
Share of losses of unconsolidated affiliates	-	-	2
Impairment loss on property, plant and equipment	-	-	97
Loss on disposal of property, plant and equipment	51	156	45
Gain on disposal of investment securities	(2)	-	-
Gain on disposal of partial interest in a subsidiary	(111)	-	-
Write down of inventories	145	144	222
Allowances for doubtful accounts	102	96	-
Depreciation of property, plant and equipment	812	754	619
Amortization of intangible assets	18	28	16
Directors' stock compensation	160	160	-
Deferred income taxes	15	(26)	(16)
Shares issued to consultant	-	-	27
Employee's share-based compensation	60	14	12
Changes in operating assets and liabilities:
Accounts receivable	(126)	1,244	186
Inventories	184	1,621	293
Prepaid expenses and other current assets	(125)	17	192
Accounts payable	(233)	(1,591)	223
Accrued expenses and other liabilities	1,099	(1,322)	(574)
Net cash provided by operating activities	75	2,005	1,746

Investing activities:
Investment in affiliate	-	-	(3)
Purchase of property, plant and equipment	(211)	(85)	(116)
Proceeds from disposal of partial interest in a subsidiary	315	-	-
Proceeds from disposal of property, plant and equipment	17	-	21
Proceeds from disposal of investment securities	324	-	-
(Increase) decrease in restricted cash	(450)	643	257
Net (used in) cash (used in) provided by investing activities	(5)	558	159

Financing activities:
Cash dividends paid	(132)	-	(113)
Repayment of long-term debt	(519)	(299)	(1,057)
Decrease in short-term borrowings	(883)	(364)	(258)
Proceeds from shares issued on exercise of options	38	-	-
Net cash used in financing activities	(1,496)	(663)	(1,428)
Net (decrease) increase in cash and cash equivalents	(1,426)	1,900	477
Cash and cash equivalents, beginning of year	5,299	3,889	5,809
Effect of exchange rate changes	16	20	(7)
Cash and cash equivalents, end of year	$3,889	$5,809	$6,279

Supplemental disclosure of cash flow information:
Interest paid	$225	$141	$47
Income taxes (paid) refunded	$11	$18	$10

Noncash investing and financing transactions:
Acquisition of noncontrolling interest in exchange for plant and machineries (note 3)	$-	$-	$123
Disposal of noncontrolling interest at zero consideration	$-	$-	$-
Property, plant and equipment acquired under capital leases	$219	$19	$-

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990.  It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen and Wuxi of the People's Republic of China ("China").

The Company operates in two principal business segments - metal stamping and mechanical original equipment manufacturing ("OEM") and electric OEM.  The Company's manufacturing activities are principally conducted in Shenzhen, He Yuan and Wuxi and its selling activities are principally conducted in Hong Kong and Wuxi. The manufacturing operation in He Yuan has been de-registrated in April 2010.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On September 19, 2006 the Company acquired 100% equity interest in Golden Bright Plastic Manufacturing Company Limited ("Golden Bright") for a cash consideration of $514.  Golden Bright, a company incorporated in Hong Kong, is engaged in the manufacturing and trading of plastic injection products.  In accordance with the purchase agreement, additional consideration of $1,028 was payable, contingent on the former substantial shareholders of Golden Bright continuing as employees for a requisite service period of three years and on the acquired subsidiary achieving a certain level of specified revenue and earnings targets.

The purchase agreement provided that the $514 purchase price would vest on a straight-line basis over the requisite service period and as a result approximately $171 would become payable for each completed year of service.  The remaining $514 would vest after completion of the employment period by the former substantial shareholders and upon Golden Bright achieving the revenue and earning targets.

Golden Bright has been accounted for as a subsidiary using the purchase method.  The contingent payments represented compensation for post combination services and accordingly $171 and $171 and $85 have been accrued as compensation expense included in selling, general and administrative expenses in the years ended March 31, 2008, 2009 and 2010, respectively. The Company also issued 128,534 of its common shares under escrow to the seller as a security of the contingent payment as more fully described in note 13. Golden Bright did not meet the revenue and earning targets to earn the contingent payment of the final $514. Accordingly, the shares were cancelled before March 31, 2009 and the acquisition payable was fully settled in December 2009.

On April 1, 2007, the Company received $315 for the sale of its 29% financial interest in a subsidiary, Kayser (Wuxi) Metal Precision Manufacturing Limited ("Kayser Wuxi") and recognized a gain of $111 on disposal of partial interest in Kayser Wuxi during the year ended March 31, 2008.

On June 2, 2009, the Company entered into an agreement with a minority shareholder of Kayser Wuxi to acquire an additional 19% financial interest in Kayser Wuxi in exchange for plant and machineries with aggregate value of $123 (note 3). Pursuant to an agreement dated November 18, 2009, the Company transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. As a result of such transfer, the Company holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.

On September 21, 2009, Kienzle Uhrenfabriken G.m.b.h. ("Kienzle Germany"), an inactive subsidiary of the Company was liquidated.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation - The consolidated financial statements include the financial statements of Highway Holdings Limited and all its majority-owned subsidiaries.  Highway Holdings Limited does not have variable interests in any variable interest entity during the periods presented.  All significant intercompany transactions and balances have been eliminated on consolidation.  The results of subsidiaries acquired have been consolidated from the date of acquisition.  The excess of fair value over purchase consideration has been allocated to reduce the amounts otherwise assigned to the eligible acquired assets.

Affiliated companies (20% to 50% owned companies) in which the Company has significant influence but does not have a controlling interest are accounted for using the equity method.

(b) Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and certificates of time deposit, which are unrestricted as to withdrawal and use, and have maturity of three months or less at the time of purchase.

(c) Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value.  Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process.  Write-off of inventory is based on management's specific analysis of future sales and demand forecasts.

(d) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment.  Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets, unless the ownership of these assets transfers to the Company by the end of the lease term over the estimated useful lives.

(e) Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of a valuation expert.  In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "reparability" criterion.  The intangible assets are carried at cost less accumulated amortization and are reviewed for impairment if indicators of impairment arise.  Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

Separately identifiable intangible assets and their respective weighted average estimated useful lives are as follows:

Estimated
useful life

Customer relationship	7 years
Contract backlog	0.25 years
Non-compete agreement	4 years

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(f) Impairment or disposal of long-lived assets - Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

The Company concluded in fiscal 2008, 2009 and 2010 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired.

(g) Concentration of credit risk - Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers.  The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(h) Revenue recognition - The Company recognizes revenue from the sale of products, when all of the following conditions are met:

▪	Persuasive evidence of an arrangement exists;
▪	Delivery has occurred;
▪	Price to the customer is fixed or determinable; and
▪	Collectibility is reasonably assured.

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

(i) Staff retirement plan costs - The Company's costs related to the staff retirement plans (see note 16) are charged to the consolidated statement of income as incurred.

(j) Foreign currency - The Company uses the United States dollar as its reporting currency.  Assets and liabilities of subsidiaries whose functional currencies are other than United States dollar are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year.  Unrealized gains or losses arising from such translation are reported as accumulated other comprehensive income (loss).  Foreign currency transactions are translated into the functional currency at exchange rates prevailing on the transaction date.  Foreign currency denominated monetary assets and liabilities are translated into the functional currency using exchange rates prevailing on the balance sheet date.  Gains or losses from foreign currency transactions are included in net income (loss).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k) Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements.  Deferred tax assets and liabilities are measured using the enacted rates applicable to the taxable income in the years in which the temporary differences are expected to be recovered or settled.  Changes in net deferred tax asset or liability are included in determination of net income.  A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

The Company assesses potentially unfavorable outcomes of such examinations based on the criteria of FASB ASC 740-10-25-5 through 740-10-25-7 and 740-10-25-13 (formerly FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes”) which the Company adopted on January 1, 2007.  The interpretation prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l) Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; valuation allowances for doubtful receivables; impairment of long-lived assets; write down of inventories; provision for income tax expenses; valuation allowances of deferred tax assets; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(m) Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 18.  The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

(n) Net income (loss) per share - Basic net income (loss) per share is computed by dividing net income (loss) attributable to Highway Holdings shareholders by the weighted average of common shares outstanding for the period.  Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(o) Comprehensive income (loss) - Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Comprehensive income (loss) for the years, which comprises foreign currency translation adjustments, and net income (loss), has been disclosed within the consolidated statements of operations and comprehensive income (loss).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(p) Fair value measurement and financial instruments - ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one — Quoted market prices in active markets for identical assets or liabilities;
Level two — Inputs other than level one inputs that are either directly or indirectly observable; and
Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Effective April 1, 2009, the Company adopted the provisions of ASC Topic 820 to all nonfinancial assets and nonfinancial liabilities, which did not have an impact on the Company’s results of operations or financial position.

As of March 31, 2009 and 2010, the Company did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Company have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.  The carrying amount of obligations under capital leases also approximates fair value due to the variable nature of the interest calculations.

(q) Noncontrolling Interest - Effective April 1, 2009, the Company adopted ASC 810-10-65 (formerly SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” or SFAS160), which amends previously issued guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this Statement requires that the consolidated net income (loss) attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated income statement.  The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for all periods presented in the accompanying consolidated balance sheets, statements of income (loss) and comprehensive income (loss), and statements of shareholders' equity and statements of cash flows, to conform to the provisions of ASC810 (SFAS160).

Recent accounting pronouncements – In June 2009, the FASB established the FASB Accounting Standards CodificationTM (ASC) as the single source of authoritative U.S generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC superseded all previously existing non-SEC accounting and reporting standards, and any prior sources of U.S. GAAP not included in the ASC or grandfathered are not authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC did no change current U.S. GAAP but changes the approach by referencing authoritative literature by topic (each a “Topic”) rather than by type of standard. The ASC has been effective for the Company effective July 1, 2009. Adoption of the ASC did not have a material impact on the Company’s Consolidated Financial Statements, but references in the Company’s Notes to Consolidated Financial Statements to former FASB positions, statements, interpretations, opinions, bulletins or other pronouncements are now presented as references to the corresponding Topic in the ASC.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Effective April 1, 2009, the Company adopted FASB ASC 805-10, (formerly SFAS 141R, Business Combinations), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in an acquiree and the goodwill acquired.  In addition, the provisions in this ASC require that any additional reversal of deferred tax asset valuation allowance established in connection with fresh start reporting on January 7, 1998 be recorded as a component of income tax expense rather than as a reduction to the goodwill established in connection with the fresh start reporting. The Company will apply ASC 805-10 to any business combinations subsequent to adoption.

Effective April 1, 2009, the Company adopted FASB ASC 805-20 (formerly FSP FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”), which amends ASC 805-10 to require that an acquirer recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of such an asset acquired or liability assumed cannot be determined, the acquirer should apply the provisions of ASC Topic 450, Contingences, to determine whether the contingency should be recognized at the acquisition date or after such date. FSP The adoption of ASC 805-20 did not have a material impact on the Company’s Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 815-10-65 (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”), which amends and expands previously existing guidance on derivative instruments to require tabular disclosure of the fair value of derivative instruments and their gains and losses., This ASC also requires disclosure regarding the credit-risk related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. The adoption of this ASC did not have a material impact on the Company’s Consolidated Financial Statements.

Upon initial adoption of SFAS 157 in fiscal year 2009, the Company adopted FASB ASC 820-10 (formerly FSP FAS 157-2, “Effective Date of FASB Statement 157”), which deferred the provisions of previously issued fair value guidance for nonfinancial assets and liabilities to the first fiscal period beginning after November 15, 2008. Deferred nonfinancial assets and liabilities include items such as goodwill and other nonamortizable intangibles. Effective April 1, 2009, the Company adopted the fair value guidance for nonfinancial assets and liabilities. The adoption of FASB ASC 820-10 did not have a material impact on the Company’s Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company’s Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 320-10-65 (formerly FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). Under ASC 320-10-65, an other-than-temporary impairment must be recognized if the Company has the intent to sell the debt security or the Company is more likely than not will be required to sell the debt security before its anticipated recovery. In addition, ASC 320-10-65 requires impairments related to credit loss, which is the difference between the present value of the cash flows expected to be collected and the amortized cost basis for each security, to be recognized in earnings while impairments related to all other factors to be recognized in other comprehensive income. The adoption of ASC 320-10-65 did not have a material impact on the Company’s Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company’s Consolidated Financial Statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Effective April 1, 2009, the Company adopted FASB ASC 350-30 and ASC 275-10-50 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” The Company will apply ASC 350-30 and ASC 275-10-50 prospectively to intangible assets acquired subsequent to the adoption date.  The adoption of these revised provisions had no impact on the Company’s Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 470-20 (formerly FAS APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”), which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14 and specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption of these revised provisions did not have a material impact on the Company’s Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 260-10-45 (formerly FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities), which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share under the two-class method described in FASB ASC 260-10-45 (formerly paragraphs 60 and 61 of SFAS 128).

Effective April 1, 2009, the Company adopted the provisions in FASB ASC 815-40-15-5 through 815-40-15-8 (formerly EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”), which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock.  The adoption of the provisions in ASC 815-40-15-5 through 815-40-15-8 did not have a material impact on the Company’s Consolidated Financial Statements

New accounting pronouncement to be adopted – In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”, (codified by ASU No. 2009-16 issued in December 2009). SFAS No. 166 limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor’s continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is removed from SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” along with the exception from applying FIN 46(R), Consolidation of Variable Interest Entities. The standard is effective for the first annual reporting period that begins after November 15, 2009 (i.e. the Company’s fiscal 2011). Earlier application is prohibited. It is expected the adoption of this Statement will have no material effect on the Company’s Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, (codified by ASU No. 2009-17 issued in December 2009). The standard amends FIN No. 46(R) to require a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard. SFAS No. 167 amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were available under FIN No. 46(R). This Statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 (i.e. the Company’s fiscal 2011). Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. It is expected the adoption of this Statement will have no material effect on the Company’s Consolidated Financial Statements.

In August 2009, the FASB issued ASC Update No. 2009-05 (“Update 2009-05”) to provide guidance on measuring the fair value of liabilities under FASB ASC 820 (formerly SFAS 157, “Fair Value Measurements”).  The Company will adopt Update 2009-05 effective 1 April 2010. It is expected the adoption of this Update will not have a material impact on the Company’s Consolidated Financial Statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In October 2009, the FASB concurrently issued the following ASC Updates (ASU):

•       ASU No. 2009-13—Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements (formerly EITF Issue No. 08-1).  ASU No. 2009-13 modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction.  This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements.

•       ASU No. 2009-14—Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements (formerly EITF Issue No. 09-3). ASU No. 2009-14 removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance.

ASU No. 2009-13 and ASU No. 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt these standards on a retrospective basis, but both these standards must be adopted in the same period using the same transition method. The Company expects to apply these ASU Updates on a prospective basis for revenue arrangements entered into or materially modified beginning April 1, 2011. The Company is currently evaluating the potential impact these ASC Updates may have on its financial position and results of operations.

In January 2010, the FASB issued the following ASC Updates:

•       ASU No. 2010-01—Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. This Update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009 with retrospective application.

•       ASU No. 2010-02—Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This Update amends Subtopic 810-10 and related guidance to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to (i) a subsidiary or group of assets that is a business or nonprofit activity; (ii) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and (iii) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity, but does not apply to: (i) sales of in substance real estate; and (ii) conveyances of oil and gas mineral rights. The amendments in this Update are effective beginning in the period that an entity adopts FAS 160 (now included in Subtopic 810-10).

•       ASU No. 2010-06—Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  This Update amends Subtopic 820-10 that requires new disclosures about transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. This Update also amends Subtopic 820-10 to clarify certain existing disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010.

The Company expects that the adoption of the above Updates issued in January 2010 will not have any significant impact on its financial position and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s Consolidated Financial Statements upon adoption.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	CHANGES OF NON-CONTROLLING INTEREST

For period through June 2009, the Company had held 71% of Kayser Wuxi. In June 2009, the Company acquired an additional 19% financial interest in Kayser Wuxi in exchange for certain plant and machineries with aggregate value of $123.

According to the requirements in ASC 810-45-23 (formerly paragraphs 32 to 34 of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”), the Company’s change in the financial interest in Kayser Wuxi was accounted for as equity transactions and no gain or loss was recognized in the Company’s consolidated income statement for the year ended March 31, 2010. The carrying amount of the non-controlling interest in Kayser Wuxi was adjusted to reflect the change in the Company’s ownership interest in Kayser Wuxi. The difference of $39 between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized as changes in additional paid-in capital of attributable to the Company.

Pursuant to an agreement dated November 18, 2009, the Company transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. As a result of such transfer, the Company holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.
.
According to the requirements in ASC 810-45-23 (formerly paragraphs 32 to 34 of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”), the Company’s change in the financial interest in Kayser Wuxi was accounted for as equity transactions and no gain or loss was recognized in the Company’s consolidated income statement for the year ended March 31, 2010. The carrying amount of the non-controlling interest in Kayser Wuxi was adjusted to reflect the change in the Company’s ownership interest in Kayser Wuxi. The difference of $48 between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized as changes in additional paid-in capital of attributable to the Company.

4.	INCOME TAXES

Income is subject to tax in the various countries in which the Company operates.

The components of income (loss) before income taxes are as follows:

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Company's operating subsidiaries, other than Kayser Wuxi, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong.  Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2010 and 2009, and at 17.5% for the year ended March 31, 2008.

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

The manufacturing operation in Pinghu, Shenzhen was conducted pursuant to an agreement entered into between a China company set up by the local government and the Shenzhen City Longgang District Foreign Economic Development Limited ("LFDL") (together with the BFDC Agreements, collectively referred as the "Operating Agreements"). The operations in Pinghu were closed in January 2010.

In connection with the establishment of its new facility in China during fiscal year 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the Operating Agreements. As of March 31, 2010, the manufacturing operation in He Yuan had been de-registered.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES – continued

Under the Operating Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subject to local taxes.  The BFDC and LFDL are responsible for paying taxes they incur as a result of their operations under the Operating Agreements.

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

The provision for income taxes consists of the following:

	Year ended March 31,
	2008	2009	2010

Hong Kong:
Current tax	$13	$(9)	26
Deferred tax	15	(26)	(16)
	$28	(35)	10

A reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,
	2008	2009	2010
	%	%	%

Statutory income tax rate in Hong Kong	17.5	16.5	16.5
Non-deductible items/non-taxable income	(14.0)	36.3	(8.1)
Changes in valuation allowances	(4.6)	(42.7)	(2.4)
Effect of different tax rate of subsidiaries operating in other jurisdictions	0.4	(2.1)	(4.9)
Effect of change in tax rate	-	(12.2)	-
Under/Overprovision of income in previous years	(0.2)	(1.2)	-
Other	(0.5)	0.2	1.3
Effective tax rate	(1.4)	(5.2)	2.4

Deferred income tax (assets) liabilities are as follows:

	March 31,
	2009	2010
Deferred tax liability:
Property, plant and equipment	$200	$208
Deferred tax asset:
Tax loss carryforwards	(1,329)	(1,029)
Valuation allowance	1,292	968
Total net deferred tax asset	(37)	(61)
Net deferred tax liability	$163	$147

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES – continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2008	2009	2010

At the beginning of the year	$1,587	$1,677	$1,292
Current year (reduction) addition	90	(288)	30
Change in tax rate	-	(72)	-
De-registration of a subsidiary	-	(25)	(354)
At the end of the year	$1,677	$1,292	$968

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

At March 31, 2009 and 2010, tax losses amounting to approximately $5,522 and $6,183, respectively may be carried forward indefinitely, subject to the agreement of the Hong Kong Inland Revenue Department.

At March 31, 2009, tax losses of a subsidiary in Germany amounted to approximately $ 1,131 which may be carried forward indefinitely. On September 21, 2009, Kienzle Germany was deregistered.

At March 31, 2009 and 2010, the Company's China subsidiary had tax losses of approximately of $447 and $107, respectively that will expire five years from respective financial years incurring the losses.

As at March 31, 2010, the tax losses will expire in following years:

2012	$79
2013	28

$107

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES – continued

The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2009 and 2010, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods.  The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2004 to 2010 remain subject to examination by the Hong Kong tax authority.

5.	INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,
	2009	2010

Raw materials	$2,449	$2,134
Work in progress	669	529
Finished goods	892	832
	$4,010	$3,495

Inventories amounting to $145, $144 and $222 were written off during the years ended March 31, 2008, 2009 and 2010, respectively.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	March 31,
	2009	2010
At cost:
Machinery and equipment	11,301	11,122
Furniture and fixtures	48	486
Leasehold improvements	620	496
Motor vehicles	103	96
Total	12,072	12,200
Less: Accumulated depreciation and impairment	(9,232)	(10,149)
Net book value	2,840	2,051

Depreciation expense incurred for the years ended March 31, 2008, 2009 and 2010 were $812, $754 and $619, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	March 31,
	2009	2010

Machinery and equipment, at cost	$1,157	$1,157
Less: Accumulated depreciation	(287)	(403)
Net book value	$870	$754

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $149, $116 and $107 for the years ended March 31, 2008, 2009 and 2010, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

7.	INTANGIBLE ASSETS, NET

	March 31,
	2009	2010
At cost:
Customer relationship	$14	$14
Contract backlog	4	4
Non-compete agreement	65	65
Total	83	83
Less: Accumulated amortization	(59)	(75)
Net book value	24	8

Amortization expense incurred for the years ended March 31, 2008, 2009 and 2010 were $18, $28 and $16, respectively.

The Company expects to record amortization expense over the next five years as follows:

Year ending March 31,	$
2011		8
2012 and thereafter		-
		$8

8.	INVESTMENTS IN UNCONSOLIDATED AFFILIATES

On August 5, 2003, the Company acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5.  Kayser Technik (Overseas) is engaged in the trading of camera batteries, films and disposable cameras.

On April 30, 2009, the Company acquired a 50% equity interest in Xenon Automation Asia Limited (“Xenon Automation”), a company incorporated in Hong Kong, for cash consideration of $3.  Xenon Automation was formed to design, manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. As of March 31, 2010, Xenon Automation had not conducted any substantive business operations.

The following table provides a reconciliation of the investment in unconsolidated affiliates in the Company’s consolidated balance sheet as of March 31, 2010 and the amount of underlying equity in net assets of the affiliates:

The Company’s proportionate share of equity in the net assets of affiliates	$37
Less: Accumulated impairment losses recognized	36
Investments in unconsolidated affiliates reported in the consolidated balance sheet as of March 31, 2010	$1

The Company reviews investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. In assessing the recoverability of equity method investments, the Company follows the applicable accounting guidance in determining the fair value of the investments. In most cases, this involves the use of discounted cash flow models (Level 3 of the fair value hierarchy under the accounting guidance). If the fair value of an equity method investee is determined to be lower than its carrying value, an impairment loss is recognized. The determination of fair value using discounted cash flow models is normally not based on observable market data from independent sources and therefore requires significant management judgment with respect to estimates of future operating earnings and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge related to these investments.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

9.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from various banks in Hong Kong amounting to $1,850 and $793 as of March 31, 2009 and 2010, respectively.

	March 31,
	2009	2010

Maximum credit facilities available to the Company	4,563	3,342

Weighted average interest rate on borrowings at end of year	5.1%	5.0%

The maturity of the import loans is generally up to 120 days.  Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% per annum, subject to fluctuations at the banks' discretion.  The credit facilities are subject to annual review by the banks.

The banking facilities are secured by certain bank deposits and guarantees given by the Company and certain subsidiaries. At March 31, 2009 and 2010, the Company pledged bank deposits of $1,028 and $771 respectively, to banks to secure banking facilities granted.  There are no restrictive financial covenants associated with these bank facilities.

10.	OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases on certain property, plant and equipment for the Company's operations with lease terms expiring in the next 3 years.

Future minimum lease payments as at March 31, 2010 are as follows:

Year ending March 31,
2011	$251
2012	41
2013	3
2014	-
2015	-
Thereafter	-
$295

The capital lease commitment amounts above exclude implicit interest of $9, $1 and $Nil payable in the years ending March 31, 2011, 2012, 2013 respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	March 31,
	2009	2010

Accrued mould charges	17	48
Accrued payroll and employee benefits	373	542
Deposits received from customers	112	164
Accrued audit fee	299	94
Accrued contingent payments on acquisition of Golden Bright	376	-
Accrued commission expense	39	21
Accrual rental expense	20	-
Other taxes payable	119	-
Others	275	187
	1,630	1,056

12.	COMMITMENTS AND CONTINGENCIES

(a)
The Company leases premises under various operating leases which do not contain any renewal or escalation clauses.  Rental expense under operating leases was $1,199, $1,373 and $1,356 in fiscal years 2008, 2009 and 2010, respectively.

At March 31, 2010, the Company is committed under operating leases requiring minimum lease payments as follows:

Year ending March 31,
2011	$1,235
2012	1,086
2013	85
2014	86
2015	86
Thereafter	87
$2,665

(b)
The Company had a total capital commitment of $45 and $55 for the purchase of property, plant and equipment as of March 31, 2009 and 2010, respectively. The capital commitment at March 31, 2010 is expected to be disbursed during the year ending March 31, 2011.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES – continued

(c)
The Operating Agreements in Long Hua and Pinghu have all been extended to March 31, 2016 and March 31, 2020, respectively, in fiscal year 2008 while one agreement with a China company was retired by mutual consent of both the Company and the China company.  Pursuant to the Operating Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China.  Should there be any adverse change in the Company's dealings with the BFDC and LFDL or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized. The manaufacturing operation in Pinghu was closed in January 2010.

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

In connection with its recent establishment of its new facility in China in 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the Operating Agreements. The operation was closed in May 2009, and the business license was deregistered in April 2010.

(d)
In fiscal year 2008, several of the employees of Golden Bright and other subsidiaries made claims for additional compensation against the Company to the labor tribunal in China (the "Labor Claims"). The Company made payments of $330 and $187 to settle the Labor Claims in fiscal years 2008 and 2009, respectively.  In fiscal year 2009, several of the employees appealed against the labor tribunal decision, which has been dismissed by the court subsequently as of the date of the fiscal 2009 report. As at March 31, 2010, the Company did not have any claims made by employees of subsidiaries.

$30 of the $187 and none were paid to settle labor claims related to Golden Bright during the years ended March 31, 2009 and 2010, respectively.

(e)	As of March 31, 2010, the Company issued letter of credit to totaled to $ 374.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

13.	CAPITAL STOCK

In August 1998, the Board of Directors authorized the Company to repurchase some of its shares.  As of March 31, 2009 and 2010, 37,800 shares were purchased for a total cash consideration of $53.  These shares were held in treasury and are not eligible to vote or receive dividends. In April 2010, all of the treasury shares were retired.

In September 2006, the Company issued 128,534 shares of common shares and delivered such shares into escrow to be held as security for the Company’s obligation to pay the second contingent purchase payment of $513 (equivalent to HK$4 million) relating to the acquisition of Golden Bright.  During the year ended March 31, 2008, as described in note 1 and 12(d), the former shareholder of Golden Bright breached certain conditions as set out in the purchase agreement.  In accordance with the purchase and the escrow agreements, the Company requested the escrow agent to return all the escrow shares to the Company for cancellation.  As of March 31, 2008, all the escrow shares were returned to the Company and classified as treasury shares.  As of March 31, 2009, all of these 128,534 escrow shares have been cancelled.

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1 million.  As of March 31, 2010, no stock was purchased pursuant to this authorization.

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

Accounts receivable from the three customers with the largest receivable balances at March 31, 2009 and 2010 are as follows:

	Percentage of accounts receivable
	2009	2010

Customer A	11.0%	N/A %
Customer B	23.0%	17.9%
Customer C	15.3%	29.8%
Customer D	N/A %	7.6%
Three largest receivable balances	49.3%	55.3%

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2008	2009	2010

At beginning of year	$13	$108	$101
Allowances for the year	102	96	-
Amounts recovered	-	(20)	-
Amounts written off	(7)	(83)	(101)
At end of year	$108	$101	$-

A substantial percentage of the Company's sales are made to three customers and are typically on an open account basis.  Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year ended March 31,
	2008	2009	2010

Customer A (note a)	22.4%	24.2%	18.1%
Customer B (note b)	13.2%	10.7%	11.9%
Customer C (note b)	10.5%	13.3%	20.5%

(a) Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

(b) Sales to these customers were reported in the Metal Stamping and Mechanical OEM and Electric OEM operating segments.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

15.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,
	2008	2009	2010

Net (loss) income attributable to Highway Holdings shareholders, basic and diluted	(1,921)	768	420
Shares:
Weighted average common shares used in computing basic net income (loss) per share	3,809,888	3,744,423	3,754,988

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	-	29,254	2,908
Weighted average common shares used in computing diluted net income (loss) per share	3,809,888	3,773,677	3,757,896
Net (loss) income per share, basic	(0.50)	0.21	0.11
Net (loss) income per share, diluted	(0.50)	0.20	0.11

The calculation of the diluted loss per share for the year ended March 31, 2008 excluded options to purchase 184,250 common shares and 29,154 non-vest common shares granted to a director (note 18), because their effects were anti-dilutive.

The calculation of the diluted income per share for the year ended March 31, 2009 excluded options to purchase 181,250 common shares because their effects were anti-dilutive.

The calculation of the diluted income per share for the year ended March 31, 2010 excluded options to purchase 164,500 common shares because their effects were anti-dilutive.

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

The cost of the Company's contribution to the staff retirement plans in Hong Kong and China amounted to $87, $117 and $160 for the years ended March 31, 2008, 2009 and 2010, respectively.

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

No options were granted by the Company in fiscal year 2009. 33,000 options were granted by the Company in fiscal year 2010. The fair value of options granted to employees and directors in fiscal year 2010 was $0.95 per stock option, determined using the Black-Scholes option-pricing model based on the following assumptions:

Fiscal year in which the options were granted:	2010
Stock price:	$1.65
Risk-free interest rate:	1.39%
Expected life (years):	3
Expected volatility:	99.8%
Expected dividend yield:	1.80%

The Company estimated the expected volatility based on volatility of historical weekly stock prices for the three years prior to the date of grant. The risk-free interest rate assumption is based upon the average daily closing rates during the preceding quarter for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.  The expected life assumptions are established through the review of annual historical employee exercise behavior of option grants with similar vesting periods.

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

The options granted under the Option Plan resulted in a compensation expense of $60, $14 and $12 for the years ended March 31, 2008, 2009 and 2010, respectively, which is included in selling, general and administrative expenses.  Options awards granted in 2008 are generally with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally have a vesting period of 1 year.

As of March 31, 2009, there was no unrecognized compensation cost related to non-vested stock options granted under the Option Plan.  There were no non-vested stock options as at March 31, 2009.

As of March 31, 2010, there was $19 of unrecognized compensation cost related to non-vested stock options granted under the Option Plan. The cost was expected to be recognized over a weighted-average period of 219 days.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS – continued

A summary of stock option activity during the three years ended March 31, 2010 is as follows:

			Weighted	Weighted
		Weighted	Average	average
	Number of	average	fair value	remaining	Aggregate
	underlying	exercise	per stock	contractual	intrinsic
	common shares	price	Option	life (years)	value

Outstanding at March 31, 2007	140,250	$3.61	$1.11	3.61
Granted	55,000	4.03	1.12
Exercised	(11,000)	3.43	1.09
Outstanding at March 31, 2008	184,250	3.58	1.11	2.93
Lapsed	(16,750)	2.87	1.21
Outstanding at March 31, 2009	167,500	3.65	1.10	2.14
Granted	33,000	1.65	0.95
Lapsed / cancelled	(3,000)	(3.5)	1.09
Outstanding at March 31, 2010	197,500	$3.32	$1.67	2.75	$29
Exercisable at March 31, 2010	164,500	$3.99	$1.10	1.63	$ −

 No stock options were exercised during the year ended March 31, 2009 and March 31, 2010.

18.	STOCK COMPENSATION

The Company entered into an employment contract with the Company's Chief Executive Officer on April 1, 2004, which entitles the director to an annual bonus of 29,154 common shares upon completion of his service with the Company for the years ended from March 31, 2004 to 2009.  The grant date of the share award was determined to be April 1, 2004.

The shares were issued to the officer in 2008 and 2009, and the Company recorded a compensation expense of $160 for each of the years ended March 31, 2008 and 2009, based on the fair value of the shares granted as of April 1, 2004, which is included in selling, general and administrative expenses. No such shares were issued, nor was such compensation expense recorded for the year ended March 31, 2010.

19.	RELATED PARTY TRANSACTION

Pursuant to an agreement dated November 18, 2009, the Company transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. The Company has assessed and concluded that any fair value attributable to the 19% financial interest transferred to Mr. You Ming would be insignificant. As a result of such transfer, the Company holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

20.	SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

During the year ended March 31, 2009, there was a change to the internal financial reporting information to the Company’s chief operating decision maker leading to a change in the Company's operating segments from four segments (Metal stamping and mechanical OEM; Electric OEM; Cameras and underwater products; and Clocks and watches) to two segments (Metal stamping and mechanical OEM; and Electric OEM).  Amounts for fiscal year 2008 have been restated to conform to current management view.  Intersegment sales arise from transfer of goods between subsidiaries.  These sales are generally at price consistent with what the Company would charge third parties for similar goods.  A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2008	2009	2010
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	$23,363	$22,332	$13,922
Intersegment sales	3,278	5,199	6,220
	26,641	27,531	20,142
Electric OEM:
Unaffiliated customers	9,801	11,397	7,817
Intersegment sales	1,382	9,380	3,756
	11,183	20,777	11,573
Corporate:
Intersegment sales	344	-	-
Intersegment eliminations	(5,004)	(14,579)	(9,976)
Total net sales	$33,164	$33,729	$21,739

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

20.	SEGMENT INFORMATION – continued

	Year ended March 31,
	2008	2009	2010
Operating income (loss):
Metal stamping and Mechanical OEM	$(932)	$889	$448
Electric OEM	(902)	234	20
Corporate	(443)	(242)	(135)
Total operating (loss) income	$(2,277)	$881	$333

Interest expense:
Metal stamping and Mechanical OEM	$210	$126	$35
Electric OEM	15	15	12
Total interest expense	$225	$141	$47

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	$553	$529	$359
Electric OEM	249	225	260
Corporate	28	28	16
Total depreciation and amortization	$830	$782	$635

Capital expenditure:
Metal stamping and Mechanical OEM	$472	$84	$47
Electric OEM	71	20	69
Corporate	3	-	-
Total capital expenditure	$546	$104	$116

	As of March 31,
	2009	2010
Total assets:
Metal stamping and Mechanical OEM	$11,157	$11,359
Electric OEM	6,628	4,949
Corporate	26	44
Total assets	$17,811	$16,352

	As of March 31,
	2009	2010
Long-lived assets:
Metal stamping and Mechanical OEM	$1,591	$1,292
Electric OEM	1,249	759
Corporate	-	-
Total long-lived assets	$2,840	$2,051

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

20.	SEGMENT INFORMATION – continued

All of the Company’s sales are coordinated through its head office in Hong Kong. The Company’s sales by geographic destination are analyzed as follows:

	Year ended March 31,
	2008	2009	2010
Net sales:
Hong Kong and China	$16,457	$14,290	$7,584
Other Asian countries	238	194	943
Europe	14,426	16,031	11,738
United States of America	1,960	2,949	1,152
Others	83	265	322
	$33,164	$33,729	$21,739

The locations of the Company's long-lived assets are as follows:

	March 31,
	2009	2010

Hong Kong and China	$2,840	$2,051

	$2,840	$2,051

21.	SUBSEQUENT EVENT

In April 2010, all of the 37,800 treasury shares of common stock, which had been outstanding as of March 31, 2010, were retired and cancelled.