Form 20-F
period 2011-03-31
HIGHWAY HOLDINGS LTD
filed 2011-06-29
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011.

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

Suite 1801, Level 18, Landmark North 39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of principal executive offices)

Roland Kohl
Chief Executive Officer
Suite 1801, Level 18, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
telephone: (852) 2344-4248
fax: (852) 2343-4976
roland.kohl @highwayholdings.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  3,780,874 Common Shares were outstanding as of March 31, 2011.

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

FORWARD - LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under “Item 3. Key Information.” Forward-looking statements include, but are not limited to, statements relating to:

•	the Company’s goals, strategies and expansion plans;

•	the Company’s business development, financial condition and results of operations;

•	the expected growth of the original equipment manufacturing (“OEM”) market;

•	the demand for, and market acceptance of, the Company’s products and services;

•	the Company’s relationships with major customers;

•
economic factors in Hong Kong and Shenzhen that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

•	general economic and business conditions affecting the Company’s major customers;

Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report.  The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations excepted as required by applicable law. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Report as the “SEC.”

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

The Company’s historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars.  The following selected statements of operations data for each of the three years in the period ended March 31, 2011 and the balance sheet data as of March 31, 2011 and 2010 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report.  The selected statements of operations data for each of the years ended March 31, 2008 and 2007 and the balance sheet data as of March 31, 2007, 2008 and 2009 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report.  The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information
(In thousands, except for per share data):

	2007	2008	2009	2010	2011
Statement of Operations
Net sales	$31,469	$33,164	$33,729	$21,739	$31,147
Gross profit	6,236	5,074	6,704	4,700	6,553
Operating income (loss)	386	(2,277)	881	331	1,726
Net income (loss) attributable to Highway Holdings Limited shareholders	594	(1,921)	768	420	1,650
Per share amounts
Net income (loss) -basic	$0.16	$(0.50)	$0.21	$0.11	$0.44
Net income (loss) -diluted	0.16	(0.50)	0.20	0.11	$0.44
Dividend declared & paid (1)	0.36	0.035	-	0.03	0.24
Weighted average number of shares:
Basic	3,636	3,810	3,744	3,755	3,765
Diluted	3,690	3,810	3,774	3,758	3,777
Dividend declared and paid (1)	1,288	132	-	113	905

(1)	Dividends declared for all periods were declared as cash dividends.

Balance Sheet Data

Property, plant and equipment, net	$3,980	$3,646	$2,840	$2,051	$2,411
Working capital	8,944	7,556	9,040	9,803	10,674
Total assets	22,414	20,490	17,811	16,352	19,399
Long term debt	1,133	833	553	295	672
Common shares	38	38	37	38	38
Total equity	12,167	10,545	11,449	11,672	12,565
Common shares issued and outstanding	3,800	3,820	3,721	3,780	3,781

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares.  The following discussion highlights all the material risks the Company faces.

The Company’s Recent Reorganization Into Foreign Invested Enterprise Exposes the Company’s Manufacturing Operations to Rules and Regulations That Previously Did Not Affect the Company.  Since the Company commenced its manufacturing operations in China in 1991, the Company has conducted a majority of its operations at a single facility located in Long Hua, Shenzhen, China.  The Company’s operations in Long Hua, Shenzhen, were conducted pursuant to various agreements entered into, primarily, between two of the Company’s subsidiaries and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”).  These agreements were scheduled to expire in 2016.  Pursuant to the BFDC Agreements, the BFDC was the party responsible for providing manufacturing facilities for the Company and for supplying workers to the Company.  The Company paid the BFDC a management fee and certain other charges for the use of the facilities and the services of the workers.  As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements, the Company’s operations in Long Hua, Shenzhen, were not subject to many of the rules and regulations that would be imposed on entities which are considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China).  For example, the Company did not have to apply for permits or licenses in China or to register to do business in China.

In 2010, the Company received official governmental notice that the BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries, would have to reorganize their operations by no later than June 30, 2012.  The Company was informed that, despite the 2016 expiration dates, the BFDC Agreements would expire on June 30, 2012.  As a result of the foregoing governmental decree, in April 2011 the Company commenced a major reorganization to restructure its operations to a corporate structure that would allow it to continue its operations in China.  As part of this reorganization, the Company (i) has formed a new wholly-owned subsidiary that is registered in the PRC, (ii) will terminate one of its two principal BFDC Agreements later this year, and (iii) and is currently transforming and transferring the operations of its principal subsidiary in China to the newly formed, wholly-owned limited liability company that is registered in China.  A foreign owned subsidiary such as the Company’s new wholly-owned PRC registered subsidiary, is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”).  The Company has decided to operate its second subsidiary under its existing BFDC Agreement and to gradually wind down the operations of the second subsidiary by the date that the second BFDC Agreement expires in 2012.  As a new PRC registered WFOE, the Company’s new PRC subsidiary will now be permitted to hire its own employees, lease its own facilities, and distribute its products in China.  However, unlike the Company’s prior arrangements under the BFDC Agreements, the PRC subsidiary will now have to obtain and maintain new permits and licenses, will now be subject to China’s income and business taxes, and will now be subject to the rules and regulations applicable to PRC registered companies, many of which previously did not apply to its operations in China.  Since the Company only recently transformed part of its operations in the PRC into a WFOE, it is uncertain how the newly applicable rules, regulations and tax provisions will affect the Company, its operations and its financial results.  No assurance can be given that operating through a PRC registered company in the China will not negatively affect the Company’s overall business, operations and profitability.

The Transformation of the Operations Into a Wholly Foreign Owned Enterprise Could Result in Substantial Unexpected Costs.

Although the Chinese authorities are cooperating with the Company in its transformation from an enterprise operating under the BFDC Agreements into a WFOE, and although the Company is attempting to comply with the new WFOE dictates, the transformation into a WFOE could result in significant unexpected financial losses and other negative effects.  The implementation and interpretation of the new regulations that require the Company to terminate the BFDC Agreements and to operate in the future as a WFOE could result in increased taxes, the imposition of penalties, increased wages and labor costs, and the loss of key employees.  For example, although the local governmental authorities implementing the transition to a WFOE have informed the Company that the transfer of equipment, machinery and inventory to the new WFOE subsidiary will be exempt from VAT and import taxes, the implementation of these new rules may nevertheless result in the Company being assessed new transfer or other similar taxes or may trigger a reassessment of prior transactions.  Likewise, the transition to a WFOE could require the Company to pay significant severance payments to some of its employees, could result in the resignation of some of those employees, or could cause the Company to terminate selected employees or workers because of the new taxes imposed on the Company or the workers.  Because the Company is unaware of any precedent for this type of forced transformation to a WFOE, the Company is unable to assess the likelihood that any of the foregoing risks will occur or, if they do occur, what the financial or other impact will be on the Company.  As a result, no assurance can be given that the costs and dislocation on the Company of the transition of its Shenzhen operation into a WFOE will not have a material negative affect on the Company, its operations or its financial condition.

Failure to Renew the Long Hua Leases Would Materially Change The Company’s Future Operations. The Company’s sole current manufacturing facilities, located in Long Hua, Shenzhen, consist of approximately 450,000 square feet of space that are used for manufacturing and as dormitory facilities.  These facilities are leased pursuant to six leases (the “Premises Leases”).  The Premises Leases expire on February 28, 2012.  The Company does not yet know if it will be able to renew the Premises Leases when they expire.  If the Company is not able to reach a suitable agreement with the landlord of the Premises Leases, the Company will have to relocate its manufacturing facility to another, as yet unidentified, location and facility.  The Company believes that currently there are other alternative facilities available to the Company in or near Long Hua, Shenzhen.  However, the number of such other facilities near its current location is limited, and the Company may not be able to find facilities that suit its needs, are in a geographically desirable area, and that are financially acceptable.  Since, as part of the Reorganization, the Company now conducts most of its operations in China through a PRC registered company, the Company’s PRC subsidiary may legally move its manufacturing facilities to other regions that may offer suitable facilities.  Accordingly, unlike in previous years, the Company has more flexibility in moving its facilities and, therefore, more flexibility in its negotiations with its landlord.  However, if the Company does not renew the Premises Leases and has to relocate its facilities, the relocation of the Company’s principal manufacturing facilities to alternative facilities will be costly, will materially disrupt the Company’s operations, could result in the Company having to pay increased rent and fees, and could adversely affect the Company’s operations, its business, and its financial condition during the relocation.  Accordingly, the expiration and non-renewal of the Premises Leases could have a material adverse affect on the Company’s operations and financial condition in the near future.  No assurance can be given that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in February 2012 or that any such renewal will be on terms favorable to the Company.

Recent Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen in Particular, Have Significantly Increased the Costs and Risks of Doing Business.  As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to lifelong employment), and safety regulations for buildings and workers.  In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations.  Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies.  Certain parts of China, including the Company’s facilities in Long Hua, Shenzhen, have in the past experienced shortages of electricity and water, which could negatively affect the Company.  During the past fiscal year, the Company has experienced both water and electricity shortages, which have caused the Company to supplement its electricity needs through its diesel electricity generators.  The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations.  The foregoing changes in labor and environmental rules and regulations, among others, adversely affected the Company’s recent financial results during the past two years.  No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

Internal Fiscal, Regulatory and Political Changes May Negatively Affect The Company’s Operations in China.  The Company’s sole manufacturing facility is located in China.  As a result, the Company’s operations and assets are subject to all of the political, economic, legal and other uncertainties associated with doing business in China.  Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations or the expropriation of private enterprise could materially adversely affect the Company.  The Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization.  There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time, or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments.

Further Upward Revaluation Of Renminbi Yuan Will Increase The Company’s Cost of Operations And Could Reduce Its Profitability.  As a company whose manufacturing operations are entirely based in China and whose operating expenses in China are paid in RMB, the Company is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China.  Since the fixed China currency exchange rate ended in July 2005, the yuan has appreciated relative to the U.S. dollar.  Nevertheless, the United States and certain European countries have continued to call for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB compared to the U.S. dollar.  In response to the demand for a revaluation of the renminbi, the Chinese government has permitted the RMB to appreciate in value (over 25% of cumulative appreciation since July 2005, when China abolished the yuan's peg to the dollar). There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company’s financial results.  Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and could have a material negative effect on its operations, sales and financial results.

Increased Wages And Recent Changes In The China’s Labor Laws Negatively Affect The Company’s Operations And Increase Its Operating Costs.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws.  The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices.  The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers.  The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers and has caused a few of its customers to transfer their business to other OEM manufacturers.  In addition, under the new law, employees who have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty.  Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn.  The changes in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company’s manufacturing facilities.  No assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws.  In part to reduce the cost of its workers, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations.  Although the cost of acquiring and installing automation equipment initially is high, the Company believes that in the long term these costs will be offset by an increase in productivity and a decrease in the marginal cost of production.

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

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Stock Price.  Relations between the U.S. and China have during the past few years been strained as a result of numerous events that have threatened the business relations between the countries.  These strains on U.S./China relations could affect the ability of foreign companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies.  Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business.  No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected.  Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

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

The Global Economic Uncertainty and Weakness Has Adversely Affected The Company’s Business And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So.   Most of the Company’s customers are international companies that operate globally or serve global markets.  As a result, the Company’s customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. The business environment for many of the Company’s customers has been challenging as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations.  The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company’s customers’ products, the amount and timing of their orders, the financial strength of those customers and the Company’s suppliers, and/or the Company’s suppliers’ and customers’ ability to fulfill their obligations.  For example, the Company’s revenues decreased by $11,990,000 (or 36%) in fiscal 2010 compared to revenues for the fiscal year ended March 31, 2009 as the Company’s customers reduced their purchase orders.  Even though there are signs that an overall economic recovery is beginning, and although the Company’s net sales have substantially rebounded for the fiscal year ended March 31, 2011, the global economic uncertainty is expected to continue to affect the Company’s operations, earnings and financial condition.  This instability also could affect the prices at which the Company can sell its products, which also could adversely affect the Company’s earnings and financial condition. In addition, if the recovery is weak or short-lived, recessionary conditions may return and the Company’s net sales may again decrease, prices would have to be reduced, and the ability of suppliers and customers to fulfill their obligations to the Company will again be strained.

The Company is Financially Dependent Upon a Few Major Customer.  During the years ended March 31, 2009, 2010, and 2011 the Company’s sales to its three largest customers for such periods accounted for approximately 48.2%, 50.5% and 50.7% of net sales respectively.  See “Business—Major Customers.”  While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks.  The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers.  The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases.  While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future.  Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales.  As a result, most of the Company’s revenues are dependent upon periodic orders from these major customers, and the amount of sales to these customers fluctuates from time to time.  In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases.  A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company.  Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity.  During the fiscal years ended March 31, 2009, 2010, and 2011 accounts receivable from the three customers with the largest receivable balances at year-end represented  49.3%, 55.3% and 62.0% of the total outstanding receivables, respectively.

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

Dependence on the Long Hua, Shenzhen, Factory Complex.  All of the Company’s manufacturing is currently conducted at a single facility in Long Hua, Shenzhen.  Although the Company has, in the recent past, operated as many as four factories in China, the Company has closed or sold those other facilities and now operates its sole manufacturing facility in Long Hua.  As a result, the Company is once again dependent upon it main Long Hua, Shenzhen facility for all of its operations and revenues.  The loss of this facility, or any material disruption of its operations at this facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition.  The Company currently maintains fire, casualty and theft insurance aggregating approximately $20,000,000 covering its stock in trade goods and merchandize, furniture and equipment in China.  The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

The Cost Of Purchasing Components Has Been Erratic And Could Increase, Thereby Negatively Affecting The Company’s Margins And Operating Results.  The Company purchases many of the components used in manufacturing its products.  An estimate of the cost of these components is included in the price that the Company quotes to its customers.  However, the Company does not have written agreements with most of its suppliers of components.  As a result, the Company’s agreements with most of its largest customers permit the Company to adjust the price of its products to reflect unexpected increases in the cost of raw materials or components.  Because the Company cannot always pass unexpected price increased on to its customers, the Company bears the risk of component price increases under certain of its customer purchase orders.  Accordingly, unanticipated increases in component prices could materially and adversely affect the Company’s gross margins and operating results.

Fluctuation in Foreign Currency Exchange Rates.  Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations.  As a result of the Company’s operations in the PRC and Hong Kong, as well as its international base of customers, the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros).  As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations.  Although the Company’s financial results were not significantly impacted in fiscal 2011 by currency rate fluctuations (the Company had a small, $7,000 currency exchange loss in fiscal 2011), the Company’s financial results previously have been significantly affected by currency fluctuations, and may be significantly affected again in the future.  For example, in fiscal 2009 the Company had a currency exchange loss of $330,000, which was followed by a currency exchange gain of $173,000 for the fiscal 2010.  Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates.  The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks.  In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars.

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

Certain Legal Consequences of Incorporation in the British Virgin Islands.  The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the International Business Companies Act of the British Virgin Islands.  Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S.  Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions.  Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.  In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

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

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company.   The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of the Company’s assets are located in the PRC. In addition, most of the Company’s directors and executive officers reside outside of the U.S.  It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

No treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if various conditions are met, including the condition that the judgment is for a liquidated amount in a civil matter, the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands, the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands, and the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court.

Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition.  To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies.  Except for the provisions of Section 404 of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to attest to our internal controls, all of the provisions of that act that will apply to the Company must now be implemented.  These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices.  In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects.  Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will continue to be a significant burden on the Company’s legal, financial and accounting costs.

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. On June 21, 2011, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 33% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to control and substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

The Company may not declare or pay cash dividends. The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position.  Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal years ended March 31, 2009. However, because of the Company’s cash position, despite the economic downturn, the Company did pay a dividend in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009) and two dividends in fiscal 2011 (a dividend of $0.08 per share was paid October 28, 2010 and a dividend of $0.08 per share was paid on December 24, 2010).  In addition, since the end of the fiscal year ended March 31, 2011, the Company paid an $0.08 per share dividend on April 18, 2011.  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.  If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares. The Common Shares may not appreciate in value, or may decline in value.

Item 4.  Information on the Company

History and Development of the Company.

Overview.  Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands.  Highway Holdings Limited currently conducts all of its operations through four controlled subsidiaries that carry out the Company’s business from Hong Kong and the Company’s sole factory in Shenzhen, China.

The Company began its operations in 1990 in Hong Kong as a metal stamping company.  In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China.  Since 1991, the Company’s the metal stamping and the Company’s other operations have been conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”).  As a result of the BFDC Agreements, the Company’s Long Hua operations were provided with both manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company paid management fees based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex.  Under the Company’s BFDC Agreements, the Company’s operations were limited by the terms of those agreements, and the Company could not sell its products in China.

Since its organization in 1990, the Company has primarily been a manufacturer of high quality metal parts for major Japanese and German OEMs.  The Company’s metal stamping capabilities have, however, over the years been supplemented with additional manufacturing and assembly capabilities, such as the ability to manufacture and assemble plastic, electronic and electrical parts, components and complete products.  As a result, the Company has evolved from a company that was only engaged in manufacturing simple metal parts to a company that has the capabilities to manufacture and assemble larger complex components, subsystems, subassemblies and even entire products for its OEM clients.

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen that it has operated since 1991, the Company previously operated three other manufacturing facilities in China, which facilities were located in Pinghu, Wuxi and He Yuan.  These facilities were all acquired or established during the prior five fiscal years.  However, as explained below, the Company previously closed the facilities in Pinghu and He Yuan, and during the fiscal year ended March 31, 2011, the Company sold its Wuxi operations.   A summary of these prior facilities is set forth below.

Pinghu.  In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a Hong Kong company primarily engaged in the business of the manufacture and supply of plastic parts and products.  Golden Bright Plastic Manufacturing specialized in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly.  Golden Bright maintained its factory in Pinghu, approximately 15 kilometers from the Company’s principal facilities in Long Hua, Shenzhen.  The operations of Pinghu were severely affected by the labor strikes that affected the Company and most other manufacturers in the area during the fiscal year ended March 31, 2008.  As a result, during fiscal 2009, the Company consolidated many of Pinghu’s administrative functions into its administrative headquarters in Hong Kong and then, in early 2010, terminated its manufacturing operations at the Pinghu facility and moved those operations to its main Long Hua facility.

Wuxi.  In December 2005, the Company formed Kayser (Wuxi) Metal Precision Manufacturing Limited under the laws of China.   Kayser (Wuxi) was a wholly-owned subsidiary of Kayser Technik Limited, one of the Company’s other subsidiaries.  Kayser (Wuxi) was established in Wuxi, China, as a Chinese company to manufacture metal tools and parts for the internal Chinese market.  The operations of Kayser Wuxi were small (approximately 2% of the Company’s annual revenues were generated at this facility), and the company operated at a negative cash flow.  As a result, the Company sold this subsidiary to a third party during the fiscal year ended March 31, 2011 (the sale was effected through the sale of the shares of Kayser Technik Limited).

He Yuan.  The Company opened a manufacturing facility in He Yuan, China, in November 2005 to manufacture light fixtures.  The He Yuan facility, located in the city of He Yuan, was intended to operate under a tax free arrangement similar to the BFDC agreements in Long Hua, Shenzhen.  However, after the facility was established and was fully operational, the He Yuan government informed the Company that the facility was, in fact, subject to substantial taxes (including taxes on presumed profits, even though that facility had not yet produced profits).   As a result of this change in the local government’s policy, the Company stopped all operations at the He Yuan facility in April 2009 and thereafter relocated the He Yuan equipment back to Long Hua.

2011 Reorganization.  The BFDC Agreements that the Company has been operating under since 1991 are scheduled to expire in 2016.  However, the regional governments announced in 2010 that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted after June 30, 2012.  All foreign companies operating in China would have to transform their operations into companies organized and registered in China.  In order to assist the foreign companies with this transition, and to encourage companies to convert their operations into China registered companies by June 30, 2011, the Chinese governmental authorities agreed to provide special administrative assistance in the transition, and agreed to provide special tax relief for those entities that (i) organize the new Chinese entity by June 30, 2011, and (ii) complete the transition, and the transfer of assets, by December 31, 2011.  The tax relief includes a tax exemption from the VAT and import taxes that could otherwise be imposed upon the transfer of equipment and other assets held by foreign entities to the new Chinese companies.

The Company has been operating in Shenzhen through the BFDC Agreements that were entered into by its Nissin Precision Metal Manufacturing Limited and Hi-Lite Camera Company Limited subsidiaries.  In order to comply with these new regulations, the Company in April 2011 commenced a major reorganization of its operations (the reorganization is herein referred to as the “Reorganization”) in Shenzhen and in Hong Kong.  As part of the Reorganization, in May 2011 the Company formed a new, PRC-registered subsidiary, and commenced transferring its operations under the BFDC Agreements of Nissin Precision Metal Manufacturing Limited to that new PRC subsidiary.  The BFDC Agreement for Nissin Precision Metal Manufacturing Limited, to date its principal subsidiary operating in China, will be terminated later in 2011 when the transfer of the BFDC operations of Nissin Precision Metal Manufacturing Limited to the new PRC-registered subsidiary is completed.  Since Nissin Precision Metal Manufacturing Limited held substantially all of the Company’s equipment and assets in China, the Company elected to transform this subsidiary’s operations by the June 30, 2011 deadline to avail itself of the government’s assistance and the tax relief available to a transfer of assets.  The operations of Hi-Lite Camera Company Limited will continue under the current BFDC Agreement until the June 30, 2012 deadline, at which time those operations will be phased out.  As a result of the reorganization at the Company’s manufacturing facilities in Shenzhen, the Company has also had to increase certain of its administrative functions in Hong Kong.  Following the reorganization, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at the one factory in Long Hua, Shenzhen, China.

As part of the Reorganization, the Company is transforming the operations of Nissin Precision Metal Manufacturing Limited into a new, wholly-owned limited liability company called Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”) that is registered in the PRC and is governed by the PRC’s company laws and regulations.  (A foreign owned subsidiary such as Nissin PRC that is established in China is commonly known as a foreign invested enterprise, a “FIE”, or as a “Wholly Foreign Owned Enterprise,” or as a “WFOE.”)  In connection with the Reorganization, Nissin Precision Metal Manufacturing Limited will terminate its BFDC Agreements later in 2011.  As a new PRC registered company, Nissin PRC will be permitted to hire its own employees, lease its own facilities, and distribute its products in China.  However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC will be subject to China’s tax codes and will be subject to the rules and regulations applicable to PRC registered companies.  Nissin PRC is the largest among the Company’s two operations in China, and it owns all of the Company’s operating machinery and equipment.  The smaller operations, those conducted by Hi-Lite Camera Company Limited, will continue to operate under the BFDC Agreements until the June 30, 2012 deadline.

As a result of the Reorganization, the Company is now structured as follow:

•
The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

•
The Company’s administrative functions, and substantially all of its engineering and design functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.  The Company may be contacted in Hong Kong at (852) 2344-4248.

•
Substantially all of the Company’s manufacturing operations are now being conducted at the Company’s sole factory complex in Long Hua, Shenzhen, China, through Nissin PRC and, to a lesser extent, under the existing BFDC Agreement in effect with Hi-Lite Camera Company Limited.

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers.  During the fiscal year ended March 31, 2011, substantially all of the Company’s manufacturing activities were conducted through its oldest factory complex is located in Long Hua, Shenzhen, China, at which the Company currently employs approximately 760 employees in all areas of manufacturing.  During fiscal 2011, the Company also conducted some operations through its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary in Wuxi, China.  However, that facility only employed less than 20 persons.  The Wuxi operations were sold during the past fiscal year.  As a result, all of the Company’s manufacturing operations are now conducted solely from the Long Hua, Shenzhen, China, facility.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which parts and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, automobile accessories, vacuum cleaners, light fixtures, electro motors, air pumps, automobiles and dishwasher and other washing machine components.  The Company also manufactures consumer products for its customers, such as cases for mobile phones.  As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services.  The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services.  The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards.  Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base.  The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German, and Chinese nationals; (ii) its comparatively low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

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

In addition to its historical manufacturing operations, the Company in April 2009 formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and Messrs. Torsten Friedrichs and Kai-Olaf Moller, to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.  The newly formed joint venture, a company formed in Hong Kong and known as Xenon Automation Asia Limited, utilizes the Company’s facilities in Hong Kong and China for its manufacturing operations.  The Company is the largest shareholder of the joint venture.  Under the current agreement, Xenon Automatisierungstechnik GmbH, a highly regarded German automation equipment company, provides the design, development and technical expertise to the joint venture, and the Company manufactures the automation equipment with its facilities and employees.  The business plan of the joint venture is to design and build high quality equipment to meet the growing demand for automation equipment in China and, if requested, in other markets in Asia.  The Company and its joint venture partners believe that there is a growing demand for automation equipment in China because the Chinese manufacturing economy is transitioning from a system based on cheap labor to a more industrialized manufacturing system.  To date, the joint venture has designed and built one automatic assembly system and three handling systems (which was purchased by, and is currently used by the Company), and recently completed four other test machines for one of the Company’s customers.  To date, the financial impact of this joint venture on the Company’s financial condition has not been material.

Industry Overview

During the past two decades, the third-party contract manufacturing industry has experienced major increases as manufacturers worldwide have increasingly outsourced the manufacture of some or all of their component and/or product requirements to independent manufacturers.  The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality.

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

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers.  Recently, however, the Company expanded the types of products that it manufactures as well as location of its clients.  Historically, the Company has manufactured high-quality parts and components for European (primarily German) and Japanese companies.  The Company has now also expanded its operations to include consumer products, such as the recent orders for the manufacture of specialized mobile phone covers that it received from a U.S. company.  For the fiscal year ended March 31, 2011, approximately 59.5% of the Company’s revenues were derived from OEM metal stamping and mechanical manufacturing, and approximately 40.5% was derived from OEM electric (including plastics) manufacturing operations of the Company (included 14.8% of revenue derived from products, such as mobile phone covers).

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer.  The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings.  In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages.

The following are some of the elements that the Company believes will enable it to compete as a third party manufacturer.

Capitalize on, and leverage its manufacturing strength:  Unlike many of its metal parts manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies.  In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electronic and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing.  For example, manufacturing stepping motors, just to mention one of the Company’s products, utilizes all of the Company’s capabilities, starting with mold and die making for the metal and plastic parts, metal stamping, deep drawing and plastic injection molding, electric coil winding, soldering, and assembling all the parts by using spot welding and riveting technologies.  Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths.  As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer.  In addition, as more German and other European companies seek to establish a manufacturing base in China, the Company will seek to provide manufacturing solutions for these European companies.

Upgrading Equipment-Increased Automation.  In order to attract major European and Japanese OEM customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities.  In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products.  The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers.  The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations.  The newly installed automated machinery has reduced the number of workers at the Company’s facilities, which reduction is expected to continue in the future.  As a result of its increased automation, the Company’s net sales for fiscal 2011 were approximately the same as the net sales for fiscal 2008, although the Company reduced its workforce from an average of approximately 1,200 workers in fiscal 2008 to average of approximately 800 workers in fiscal 2011.  In addition to robotics that replace manual labor, the Company has also invested in machines for use in plastics manufacturing, new Computer Numerical Control (“CNC”) tooling machines, one CNC measurement machine, new electronic injection molding machines, new stamping machines, and spectrum analyzers.

Maintaining customers and increasing market share through financial strength:  Many of the Company’s largest customers are global companies that require that their OEM manufacturers have the financial strength to survive during financial and economic downturns.  The Company has traditionally maintained a strong balance sheet that has enabled it to continue to supply its customers during economic downturns.  The Company’s financial policies enabled it to operate during the worldwide financial crisis that commenced in 2008.  Many of the Company’s local competitors were unable to survive during the recent recession, which has enabled the Company to strengthen its relationships with its existing customers and to obtain additional orders that may otherwise have been gone to competitors.

Expansion by acquisition, merger and other means:  The Company continues to believe it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities.  The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to gain technology know how, additional management and technicians and an increased customer base.  Although the Company evaluates potential strategic relationships and acquisition targets of a regular basis, the Company has not entered into any agreements for such potential transactions.

In addition to expanding its manufacturing capabilities in China through acquisition, merger, etc., the Company may also acquire and/or establish additional manufacturing facilities in other countries.  However, no such other locations have been selected, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business.  Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage.  Many of the Company’s Japanese and German customers have built the goodwill associated with their products and tradenames based on a high level of perceived quality.  By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers.  Management believes that the Company’s commitment to high level service, its attention to detail, and the quality of its manufacturing has the effect of providing customers with a sense of confidence and security that their product requirements will be met.

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

The Company tries to constantly improve its production quality.  The recent initiatives consist of an increased use of automation (to consistently produce uniformly high quality products) and to improve the skills of its employees.  In an effort to improve the technical skills and performance standards of its lower skilled workers, the Company has implemented day time and evening technical training courses that provide these workers with the technical knowledge and skills to operate more efficiently and at a higher quality level.

Manufacturing

The Company’s manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts made by metal stamping and plastic injection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

Tooling design and production:  The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product.  Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop.  In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company.  Customers will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products.  The Company uses various computer controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product.  As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine-tuned and aligned to achieve the required quality standard and maximum efficiency.

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

Finishing, Packaging and Shipping:  After their manufacture, the parts and components are inspected for defects and checked with custom-built test gauges.  Some components are then sprayed in the Company’s dedicated spray-paint facilities.  After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging.  Some parts are also screen printed by the Company.  Each of the parts, assemblies and products is then inspected, packaged to the customer’s specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis.  Depending on its agreement with its customers, the Company may ship the parts, assemblies and products it has manufactured by truck directly from its factory to the customer’s factory in China or elsewhere through the port of Shenzhen and/or Hong Kong.  Alternatively, the customer may pick up the products at the Company’s factory and arrange for its own shipping.

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

The parts, components and products manufactured by the Company may include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products.  The Company manufactures many of these products, but also purchases many other products that it uses in its products.  These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply.  As a result of the recent worldwide economic crisis, many of the local providers of parts and components used by the Company in its products have ceased operations, which has caused the Company to experience temporary difficulties in obtaining parts and components from local suppliers.

Transportation

To date, the Company has generally sold its products “free carrier” (“F.C.A.”) Hong Kong or “free-on-board” (F.O.B.) Hong Kong.  However, the Company has recently switched most of its agreements with its customers to either “ex-works” agreements (in which the Company makes the goods available at its premises) or F.C.A. agreements (in which the Company hands over the goods, cleared for export, into the custody of the first carrier) and no longer uses F.O.B. for its delivery arrangements.  The foregoing change has reduced the Company’s shipping risks, shortened billing cycles, and eliminated the administrative burdens of shipping.

Improved roads and highways in China have facilitated intra-China transportation, and the Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and generally have improved the flow of cross-border goods.  The Company’s facilities in Long Hua are located near both Hong Kong and the seaport in Shenzhen.  Many of the Company’s customers use the Shenzhen seaport rather than the port of Hong Kong.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries.  Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers.  For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.  Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and European Euros.  Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2009, 2010 and 2011:

	Year Ended March 31
	2009	2010	2011
Geographic Areas:
Hong Kong and China	42.4%	34.9%	27.5%
Europe	47.5%	54.0%	48.4%
Other Asian countries	0.6%	4.3%	6.1%
United States	8.7%	5.3%	18.0%
Others	0.8%	1.5%	—

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations).  The sales by segments for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Year Ended March 31
	2009	2010	2011
Segment Sales:
Metal Stamping and Mechanical OEM	66.2%	64.0%	59.5%
Electric OEM	33.8%	36.0%	40.5%

Most of the Company’s customers for its parts, components, and subassemblies generally are themselves manufacturers.  The Company’s products are sold primarily to Japanese and German owned companies to be used in finished goods produced by OEMs or other contract manufacturers in China.  However, during the fiscal year ended March 31, 2011, the Company also had significant net sales of finished products that it sold to wholesalers and distributors.  Such finished product sales included mobile phone covers, radio chimes, and torch lights.

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

Major Customers

For the fiscal year ended March 31, 2011, three customers each accounted for more than 10% of the Company’s net revenues (or 50.7% collectively of the Company’s net sales).  During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers.  If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s orders decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders.  Customers usually do not provide long term contracts for their purchases and are usually able to cancel or amend their orders at any time without penalty.  In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements.  Certain of the Company’s larger customers provide the Company with non-binding forecasts of their anticipated needs for the next year in order to enable the Company to plan for the anticipated orders.  Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods.  Accordingly, backlog has not been meaningful to the Company’s business.  Sales of manufactured products to established existing clients are primarily on credit terms between 30-90 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms.  Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low.  However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers.  Parts are generally shipped 30-60 days after an order has been placed unless the Company is required to manufacture new tools which require approximately 14-60 days to complete prior to commencing manufacturing.  While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue.  The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

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

Competition

The Company competes against numerous manufacturers, including both smaller local companies as well as large international companies.  Although the Company operates in the same market as some of the world’s largest contract manufacturers (for example, FoxConn operates a major manufacturing facility in Long Hua, Shenzhen), management believes that it principally completes with smaller firms that make up the largest segment of the contract and metal manufacturing industry in China.  As a result of the recent economic crisis, a number of these smaller competitors, including many located in Shenzhen, have ceased operations.  However, since some of the Company’s customers are large international enterprises that source their products from many international sources, the Company also competes against contract manufacturing companies in other low cost manufacturing countries.  As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere.  Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company.  The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis.  The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing high quality products at a competitive price with reliable delivery and service.  In addition, since the Company’s main manufacturing facilities are located in the Shenzhen area, near some of its OEM customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, by being able to offer “just in time” supply services, and by being able to recycle packaging materials for multi-use purposes.

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

Government Regulation

As of the date of this Annual Report, the Company’s sole manufacturing facility is located in Shenzhen, China.  As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to life-long employment), and safety regulations for buildings and workers. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws.  The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Employers found to be violating these labor rules are often severely penalized.   As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices.  The increase in labor costs has increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty.  Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn.  The change in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company’s manufacturing facilities, caused other labor slow-downs, required to the Company to make significant financial payments and concessions to its worker, and resulted in the filing of labor claims by employees against the Company.

Since establishing its operations in China in 1991, the Company has operated its main manufacturing facility in Long Hua, Shenzhen, pursuant to agreements entered with the Shenzhen City Baoan District Foreign Economic Development Head Company (the “BFDC Agreements”).  Under these agreements, the local governmental authority was contractually responsible for providing manufacturing facilities and supplying workers to the Company, and the Company’s operations in Long Hua, Shenzhen, were not subject to many of the rules and regulations that were imposed on entities that were considered under China law to be doing business in China as wholly owned subsidiaries organized in China.  As a result, the Company was not required to apply for permits or licenses in China or to register to do business in China.  As part of the Reorganization, the Company terminated one of the BFDC Agreements, and it now conducts part of its operations in the PRC through a wholly-owned subsidiary that is registered in China as a limited liability company.  As a result, the largest part of the Company’s operations in China will now be subject to all of the rules and regulations that previously did not apply to its operations in the PRC.  Although the Company believes that it has structured its new operations in the PRC to comply with the governmental regulations that are applicable to its new corporate structure, the exact scope, effect and impact of these government regulations on the Company’s wholly-owned Chinese subsidiary, and therefore on its assets and operations, are still unknown.

The Chinese government has recently changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations.  In addition to enhanced governmental environmental regulations, the Company also has to comply with environmental laws applicable to its customers, such as recently adopted regulations of the European Union and Japan known as the Restriction on Hazardous Substances (known as “RoHS”) and the European Union's Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (known as “REACH”).  The RoHS and REACH rules and regulations prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury) and chemicals that may pose health and environmental risks.  The Company believes that its operations are RoHS and REACH compliant.

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

Research and Development

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company conducts no material research or development.  The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with (i) developing potential proprietary products (such as, for example, an LED product), (ii) automated machines that the Company uses in its manufacturing process, and (iii) an understanding of the technologies of its customers.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries.  As of June 24, 2011, Highway Holdings Limited had eight wholly-owned subsidiaries, of which some are dormant or being deactivated.  As a result of the Reorganization, the Company currently conducts, and expects to continue to conduct, its business primarily through five wholly-owned subsidiaries.  Details of the Company’s five principal operating subsidiaries and its facilities as of June 24, 2011 are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities

Hong Kong	Hi-Lite Camera Company Limited	November 10, 1978	Manufacturing OEM products

Hong Kong	Kayser Limited	August 24, 1997	Trading of OEM products

Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products

China	Nissin Metal and Plastic (Shenzhen) Company Limited	May 18, 2011	Manufacturing and assembling metal, plastics, mould and electronic products

In addition to the foregoing subsidiaries, the Company also is a 50% joint venture partner of Xenon Automation Asia Limited, a new joint venture that was established to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.

British Virgin Islands/Corporate Administrative Office

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands.  Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, HWR Service Ltd.  The Company does not own or lease any property in the British Virgin Islands.

Hong Kong/Operating Headquarters and Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices.  The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Golden Bright Plastic Manufacturing Company Limited and are utilized primarily for engineering, IT, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing.  Both of these offices are leased under leases that expire on March 20, 2014.  The aggregate monthly rental cost of these offices is $8,723 per month.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $2,146 per month under an agreement that expires in December 2011.

Shenzhen, China/Manufacturing Facility

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases.  The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company’s employees.  This space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations.  There are also offices for production management, production engineering, and production support administration on the premises.  The term of the leases expires on February 28, 2012.  The utilization rate of these facilities at the end of the fiscal year ended March 31, 2011 was only 75% of its maximum capacity.  Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company’s space needs in the near future.

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

As described in this Annual Report, during the past 18 months, the Company has taken several actions that will, over the longer term, lower certain of the Company’s cost of operations.  The primary steps that reduced costs were (i) the closure of the manufacturing facility in He Yuan in April 2009, and (ii) closing the Golden Bright factory in Pinghu in January 2010.  As a result of these closures, and the relocation of these operations to the Company’s main manufacturing facilities in Long Hua, the Company has reduced the size of its workforce and has reduced its rental expenses.  However, offsetting these cost reductions has been a significant increase in the cost of labor.  During the past two years, wages have increased significantly (by as much as 60%), and the Company had to pay sign-up bonuses and retention bonuses to attract new workers.

The Company is not taxed in the British Virgin Islands, the state of its incorporation.  The location of the Company’s administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure.  The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong Profits Tax.  The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong.  The statutory tax rate in Hong Kong currently is 16.5%, and there are no taxes on dividends or capital gains.  However, because of the Company’s multi-jurisdictional operations, the Company’s overall tax rate varies from the current 16.5% rate.

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

	Year Ended March 31,
	2009	2010	2011

Net Sales	100%	100%	100%
Cost of sales	80.1	78.4	79.0
Gross profit	19.9	21.6	21.0
Operating income	2.6	1.5	5.5
Non-operating income (loss) (1)	(0.6)	0.4	0.1
Income before income taxes	2.0	1.9	5.6
Income taxes	0.1	(0.1)	(0.4)
Net Income	2.1	1.8	5.2
Loss attributable to non-controlling interest	0.2	0.1	0.1
Net income attributable to Highway Holdings Shareholders	2.3	1.9	5.3

Note:
(1)
Non-operating income (loss) includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) gain on disposal of subsidiaries, (iv) impairment loss on investment in equity investees, (v) impairment loss on property, plant and equipment, and (vi) other income.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Net sales for the fiscal year ended March 31, 2011 (“fiscal 2011”) increased by $9,408,000, or 43.3% from the fiscal year ended March 31, 2010 (“fiscal 2010”).  Net sales in fiscal 2010 were substantially lower that net sales in prior years as a result of the worldwide economic downturn that negatively affected the Company’s customers.  The increase in net sales in fiscal 2011 was due in part to the improved economic conditions, the Company’s revised pricing strategy, and the Company’s ability to attract new customers.

As a result of the increase in the net sales, the Company’s gross profits increased in fiscal 2011 by $1,853,000, or 39.4%, compared to fiscal 2010.  Gross profits as a percentage of net sales remained unchanged at approximately 21% even though the Company implemented measures to reduce its manufacturing expenses (primarily by increasing the amount of automation).  However, a strong increase in the price of raw materials and an increase of wage rates off-set many of the Company’s cost saving efforts and the increased use of automation (which reduced the number of workers, despite the increase in net sales).

Selling, general and administrative expenses for fiscal 2011 increased by only 11.2% compared to fiscal 2010, even though net sales increased by 43.3%.  The increase in the Company’s selling, general and administrative expense were kept in check despite of the strong increases in wages and the need for additional staffs to handle the increased level of business and net sales due to the Company's cost control measure and increased utilization of its resources.  Selling, general and administrative expense as a percentage of net sales decreased from 20.1% in fiscal 2010 to 15.6% in fiscal 2011.

Due to the 43.3% increase in sales, the increase in gross profit, and the Company’s ability to control its selling, general and administrative expenses in fiscal 2011, the Company generated operating income of $1,726,000 (compared to operating income of $331,000 in fiscal 2010) representing more than a 400% increase.

The Company’s interest expenses slightly increased in fiscal 2011 from $47,000 in fiscal 2010 to $57,000 as a result of increased trade financing to support the net sales increases and due to the additional long-term loans the Company obtained in August 2010. For fiscal 2011, the Company had a currency exchange rate loss of $7,000 as the Euro weakened against the U.S. dollar during most of fiscal 2011. The Company incurred a $173,000 of currency exchange gain in fiscal 2010.  During the fiscal 2011 the Company shifted more of its European customers to billing in US dollars instead of Euro, and therefore the Company was less exposed to fluctuations in the exchange rate of Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. Despite the increased interest expenses and the currency exchange loss, the Company has non-operating income of $25,000, due to the gain realized from the sale of its subsidiary, Kayser Technik Limited, which included the Wuxi Kayser operation.  The Company generated non-operating income of $79,000 in fiscal 2010 primarily as a result of the $173,000 currency exchange rate gain.

The Company’s net income in fiscal 2011 was $1,628,000 compared to net income of $400,000 in fiscal 2010 representing an increase of 307%. The Company managed to generate $1,628,000 net income due to the world economic recovery, additional sales from new customers, and also because of its ability to manage its expenses and cost effectively and increase efficiency in all aspects of its operations.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Net sales for the fiscal year ended March 31, 2010 (“fiscal 2010”) decreased by $11,990,000, or 35.5%, from the fiscal year ended March 31, 2009 (“fiscal 2009”).  The decrease was a direct result of the worldwide economic downturn that caused the Company’s customers to reduce the amount of products those customers ordered from the Company.  Although the economic downturn occurred early in fiscal 2009, because of a significant backlog of unfilled orders that the Company carried in fiscal 2009, the drop off in new sales was not realized by the Company until the fourth quarter of fiscal 2009.  The decrease in sales that commenced in the fourth quarter of 2009 continued throughout most of fiscal 2010.

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

Despite the 35.5% decrease in sales, because of the increase in gross margins and the Company’s ability to drastically reduce its selling, general and administrative expenses in fiscal 2010, the Company managed to generate operating income of $331,000 (compared to operating income of $881,000 in fiscal 2009).

The Company’s interest expenses decreased in fiscal 2010 from $141,000 in fiscal 2009 to $47,000 as a result of lower interest rates.  However, the lower interest rates also decreased the Company’s interest income in fiscal 2010 despite a slight increase in interest bearing funds carried by the Company during fiscal 2010.  For fiscal 2010, the Company had an currency exchange rate gain of $173,000 as the Euro strengthened against the U.S. dollar during most of fiscal 2010 (sales to European customers represented approximately 54% of total net sales in fiscal 2010).  The Company incurred a $330,000 of currency exchange loss in fiscal 2009.  Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the future fluctuations of currencies (the Company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations to 5%).  As a result of the decreased interest expense and the currency exchange gain, the Company had total non-operating income of $79,000 in fiscal 2010 compared to total non-operating expenses of $206,000 in fiscal 2009.

The Company’s net income in fiscal 2010 was $400,000 compared to net income of $710,000 in fiscal 2009 despite a $11,990,000 decrease in net sales in fiscal 2010.  The Company managed to generate $400,000 net income despite the worldwide economic downturn because of its ability to manage its expenses (thereby increasing gross margins and decreasing selling, general and administrative expense), and the currency exchange gain.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2009	2010	2011
	(In thousands)
Net cash provided by operating activities	$2,005	$1,746	$2,005
Net cash provided by (used in) investing activities	558	159	(708)
Net cash used in financing activities	(663)	(1,428)	(729)
Net increase in cash and cash equivalents	1,900	477	568
Cash and cash equivalents at beginning of period	3,889	5,809	6,279
Effect of exchange rate changes	20	(7)	17
Cash and cash equivalents at end of period	$5,809	$6,279	$6,864

As of March 31, 2011, the Company had working capital of $10,674,000, compared to working capital of $9,803,000 as of March 31, 2010.  The increase is the result of the Company’s increase in net sales and its increase in operating income.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors.  For the fiscal year ended March 31, 2011, the Company had $2,005,000 of positive cash from its operating activities primarily because of its $1,628,000 of net income, $667,000 of depreciation and amortization non-cash expenses, and a $1,225,000 increase in accounts payables (which amounts were partially offset by a $1,621,000 increase in accounts receivable and $976,000 of increase in inventories). Inventories and accounts receivable increased in fiscal 2011 compared to fiscal 2010 due to the increase in net sales (and to timing issues regarding the shipment of inventories and the collection of outstanding receivables). Accounts payable also increased as the amounts of the Company's inventory and other purchases increased in fiscal 2011 as a result of increased net sales.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans.  The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases.  In fiscal 2011, the foregoing banking facilities were provided to the Company by DBS Bank (Hong Kong) Limited.

The DBS facility provides for a maximum letter or credit/trust receipt facility of $2,570,000 and for an aggregate of $259,000 for capital expenditure/equipment loans.  The interest rates under the DBS letter of credit facility are set at 0.25% per annum over Prime Rate for HKD bills or 0.25% per annum over Standard Bills Rate quoted by the Bank from time to time for USD bills or 2.5% per annum over the bank's cost of funds for other currency bills.  The DBS capital expenditure loans are repayable in monthly installments ranging from 8 months to 24 months.  Interest rates under the DBS capital expenditure facility are set at 0.25% below the prime rate quoted by the bank from time to time.  The DBS facility is also secured by a charge on various accounts maintained by one of the Company’s subsidiaries at that bank and by cross guarantees indemnities by Highway Holdings Limited.  During fiscal 2011, the Company also obtained a government guaranteed long-term loan of $385,000 from DBS Bank (Hong Kong) Limited. The loan is part of a special program made available by the Government of Hong Kong Special Administrative Region. The DBS Bank loan is repayable in 36 equal monthly installments and bears interest at a rate of 1.75% per annum below the bank’s HKD Prime Rate. The Government of Hong Kong Special Administrative Region has guaranteed 80% of the amounts borrowed by the Company under this loan.

 Also, during the fiscal year 2011, the Company established a new relationship with a second bank, the Dah Sing Bank, and obtained a $385,000 loan from the bank. The Dah Sing Bank loan also is part of the loan guarantee program made available by The Government of Hong Kong Special Administrative Region, is repayable in 36 equal monthly installments and bears interest at a rate of 1.75% per annum below the bank’s HKD Prime Rate. The Government of Hong Kong Special Administrative Region has guaranteed 80% of the amounts borrowed by the Company under this loan.

As of March 31, 2011, the Company had short-term borrowings of $280,000 outstanding under its credit facility, and had a total of $2,290,000 of available credit remaining under the DBS credit facility.  The Company’s obligation under capital leases (including the current portion) and long-term loans (including the current portion) was $44,000 and $628,000, respectively, as of March 31, 2011.  Because of the Company has significant working capital reserves and a significant amount of cash and cash equivalents, the Company believes that the DBS credit facility currently is sufficient for its projected needs.  However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the current facilities may not be sufficient.

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

The Company generates all of its revenues from sales of products that it manufactures at its facilities in Shenzhen, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen.  China’s consumer price index, the broadest measure of inflation, rose 4.9% in January 2011 from the level in January 2010. For example, the minimum wage in China was 22% higher in 2011 than 2009.  However, because of the labor shortage in the Company’s region, the Company has not been able to hire workers for the minimum wage, and the Company’s actual labor costs have risen by over 60% in the past two years.  China’s overall economy and the average wage in the PRC are expected to continue to grow.  Continuing increases in China’s inflation and material increases in the cost of labor will diminish the Company’s competitive advantage against OEM companies in other developing countries and, unless the Company is able pass on these increased labor costs to its customers by increasing prices for our products and services, the Company’s profitability and results of operations could be materially and adversely affected.

If inflation does continue as management currently anticipates, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and Euros.  While the Company faces a variety of risks associated with changes among the relative value of these currencies, management currently believes the most significant exchange risk presently results from the costs and expenses it pays in RMB.

During the fiscal year ended March 31, 2011, the Company made its payments under the BFDC Agreements for its manufacturing facilities and factory workers in Shenzhen in renminbi (RMB), as management fees and other operating charges are based on RMB.  Following the Reorganization, the Company’s PRC operating subsidiary (Nissin PRC) will continue to pay all of its operating expenses in the PRC in RMB.  The exchange rate between the U.S. dollar and the RMB has changed during the past few years as the value of the RMB compared to the U.S. dollar has increased during that period.  During fiscal 2011, the RMB’s exchange rate to the U.S. dollar appreciated by approximately 4%, thereby increasing the Company’s costs and expenses that it paid in RMB during fiscal 2011 and adversely affecting the Company’s financial results. Accordingly, the Company’s operating costs (expressed in U.S. dollars) have increased and its earnings from its PRC operations have decreased.  If the Company were to pass onto its customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make the Company’s products more expensive to its customers in the United States and the European Union, thereby decreasing its competitiveness.

For the fiscal year ended March 31, 2011, 7.4% of the Company’s net sales were paid in Euros compared to 29% of net sales for the fiscal year ended March 31, 2010.  The Company purchases parts and materials from certain European vendors and pays for those parts in Euros.  In order to mitigate the currency exchange rate risk with its European customers related to changes in the value of the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars, and has entered into agreements with most of its European customers that either limit the exposure to currency fluctuations to approximately 5% or provide that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations.  The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses.  Compared to prior years, currency exchange gains/losses were relatively minor as the Company in fiscal 2011 realized a currency exchange loss of only $7,000.

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

Trend Information

For the fiscal year ending March 31, 2012, the Company believes that it will continue to see increases in the cost of raw materials and, in particular, the cost of labor as a result of the inflationary pressures present in China.  In order to partially offset the cost increases, the Company will continue its efforts to increase the use of automation to reduce its costs of labor and to increase efficiency at all levels of operations.  If necessary, the Company will continue to attempt to pass these cost increases through to its customers although the Company may not be able to do so.

For fiscal 2012, the Company’s focus will remain on increasing its net sales from high quality, larger international customers based mostly on the quality and reliability of the Company’s products.  While still competing based on the price of its manufacturing services, the Company’s goal is to increase the amount of services that it provides to its larger, established international customers. As a result of this focus and as because of the necessity to increase prices to reflect the Company’s increased cost of operations, two of the Company’s customers have informed the Company that they will cease doing business with the Company.  The loss of these customers is not, however, expected to have a material negative impact on the Company’s operations or financial condition.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2011 to March 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts.  In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2011 is as follows:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2012	2013	2014	2015	2016 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Facility Leases	1,383	1,185	99	99	-	-
Finance Leases	44	41	3	-	-	-
Capital commitment on purchase of property, plant and equipment	45	45	-	-	-	-
Purchase obligations	1,549	1,549	-	-	-	-
Short term borrowing	280	280	-	-	-	-
Long-term loans	628	253	263	112	-	-
Total	3,929	3,353	365	211	-	-

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

Revenue recognition – The Company recognizes revenue from the sale of products, when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred;

•	Price to the customer is fixed or determinable; and

•	Collectability is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectability is reasonably assured.  The Company does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Company's products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

Income taxes  – Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carry forwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse.  The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax benefits (expenses).

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 24, 2011 are listed below.  The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on September 8, 2011.

Name	Age	Positions
Roland W. Kohl	62	Chief Executive Officer, Director, Chairman of the Board
Holger Will	45	Chief Operating Officer
Alan Chan	47	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	64	Director
Uri Bernhard Oppenheimer (1) (2)	75	Director
Shlomo Tamir (1) (2)	64	Director
Kevin Yang Kuang Yu	54	Director
Irene Wong Ping Yim (1)	45	Director
Brian Geary (2)	54	Director
George Leung Wing Chan (1)	58	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

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

Alan Chan.  Mr. Chan was appointed as the Company’s Chief Financial Officer and Secretary in September 2010.  From June 2009 until he joined the Company, Mr. Chan served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer with two facilities in Shenzhen, and as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products.  Mr. Chan began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers — formerly Coopers and Lybrand.  Mr. Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2011 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $695,000.  Because of the Company’s financial difficulties, Mr. Kohl, the Company’s Chief Executive Officer, voluntarily accepted a 40% reduction in his salary in fiscal 2009 and 2010.  Mr. Kohl’s employment agreement was recently extended through March 2014.  Since the current worldwide economic uncertainties are continuing, until further notice Mr. Kohl has agreed to voluntarily reduce the amount of his current monthly salary by approximately 15%.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annual director’s fee of $10,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors.  In addition, the Chairman of any committee is paid an additional fee of $1,660 per year, and the members of a committee are paid an additional fee of $1,660 per year for each committee on which they serve.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 24, 2011, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Roland W. Kohl	—	—	—

Alan Chan	—	—	—

Kevin Yang Kuang Yu	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Irene Wong Ping Yim	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Shlomo Tamir	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Brian Geary	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

George Leung Wing Chan	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Uri Bernhard Oppenheimer	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65

Holger Will	—	—	—

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

In 1996, the Company adopted the 1996 Stock Option Plan (the “1996 Option Plan”) pursuant to which, after several amendments, the Company was authorized to grant options for the purchase of up to a total of 600,000 shares of the Common Shares to its employees, officers, directors and consultants.  As of March 31, 2011, no additional shares were available for grant under the 1996 Option Plan.  In addition, the Company has terminated the 1996 Option Plan.

As a result, because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, in 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”) to replace the 1996 Option Plan.  Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares.  The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability.  The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant.  As of March 31, 2011, options granted under the 1996 Option Plan to purchase a total of 123,000 Common Shares were outstanding.  The maximum term of options granted under the Option Plan is five years.  The average weighted exercise price of all options outstanding on March 31, 2011 was $3.29 per share.  As of March 31, 2011, no options had been granted under the 2010 Option Plan.

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

Audit Committee  During fiscal 2011, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov.  The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices.  Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration).  Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended.  The Audit Committee met four times during fiscal 2011.  The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee  During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov.  The Compensation Committee administers the Company’s 2010 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

All of the Company’s directors (there currently are eight directors, seven of whom are independent) participate in the selection of director nominees.  Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee.  The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director.  Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition.  In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of June 24, 2011, the Company had a total of 800 persons who were working on a full-time basis for the Company.  Of these, 760 were employed at the Company’s facilities in Long Hua, China, and 40 were employed in Hong Kong.  All of the Company’s employees are employed by the Company’s various subsidiaries.  Of the foregoing workers and employees, as of June, 2011, approximately 100 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), approximately 60 were engaged in engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, approximately 600 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

The number of workers employed by the Company fluctuates largely due to the availability of workers and the time of year.  The Company has experienced temporary shortages of labor and has taken action to attract additional workers.  From time to time, the availability of workers has been adversely affected because of the high demand for such workers in the Company’s location, due to transportation difficulties in bringing workers to Shenzhen, and due to seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village.  In addition, most workers are unavailable during the traditional Chinese holidays, including the Chinese New Year’s holiday.  Due to these factors, the Company experiences high turnover of employees annually.

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement.  In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008.  That law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  The law also requires employers to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances.  All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures.  Partly in response to this labor law, the Company has been increasing the amount of automation used in its manufacturing processes and has been reducing the size of its workforce.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders.  The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government.  The following table sets forth, as of June 21, 2011, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned	Percent Beneficial Owned(**)
Roland W. Kohl	614,067	16.24%
Tiko Aharonov	249,000(2)	6.58%
Holger Will	1,000	*
George Leung Wing Chan	8,000(3)	*
Brian Geary	8,000(3)	*
Irene Wong Ping Yim	8,000(3)	*
Kevin Yang Kung Yu	16,224(2)	*
Shlomo Tamir	8,000(3)	*
Uri Bernhard Oppenheimer	8,000(3)	*
Cartwright Investments Limited	346,830	9.17%
Alan Chan	—	—

*	Less than 1%.
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

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes stock options to purchase 8,000 Common Shares which are currently exercisable, or exercisable within 60 days.
(3)	Consists stock options to purchase 8,000 Common Shares which are currently exercisable, or exercisable within 60 days.

Of our 46 record holders, 30 are residents of the United States.  Excluding shares held in street name, the U.S. resident stockholders own approximately 2,381,000 Common Shares.  The foreign record holders own approximately 1,400,000 Common Shares.  Based on the Company's records of shares owned by record holders and in street name, the Company believes that over 35% of the Company's outstanding shares are owned by foreign shareholders.  There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.  All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2011.

Item 8.  Financial Information.

A.           Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.           Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position.  Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal year ended March 31, 2009.  However, because of the Company’s improved cash position, despite the economic downturn, the Company did pay dividends in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009) and two dividends in fiscal 2011 (a dividend of $0.08 per share was paid October 28, 2010 and a dividend of $0.08 per share was paid on December 24, 2010).  In addition, since the end of the fiscal year ended March 31, 2011, the Company paid a $0.08 per share dividend on April 18, 2011.

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

Legal Proceedings.

The Company may occasionally become subject to legal proceedings and claims that arise in the ordinary course of its business.  However, the Company is not currently subject to any pending legal proceedings that involve amounts that are material to the Company’s financial condition or its financial statements.

Item 9.  The Listing

A.           Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States.  On June 24, 2011, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $3 per share.  As of June 21, 2011, there were 46 holders of record of the Company’s Common Shares.  However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2011:

Year Ended	High	Low
March 31, 2011	$4.17	$1.75
March 31, 2010	$2.88	$0.60
March 31, 2009	$2.01	$0.55
March 31, 2008	$6.30	$1.60
March 31, 2007	$6.46	$2.80

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2011	$4.19	$3.18
December 31, 2010	$4.17	$1.95
September 30, 2010	$2.36	$1.80
June 30, 2010	$3.26	$1.75

March 31, 2010	$2.88	$1.75
December 31, 2009	$2.25	$1.54
September 30, 2009	$2.06	$1.32
June 30, 2009	$1.59	$0.60

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2011	$3.10	$2.90
April 30, 2011	$3.26	$2.89
March 31, 2011	$3.63	$3.18
February 28, 2011	$3.85	$3.36
January 31, 2011	$4.10	$3.65
December 31, 2010	$3.72	$3.33

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

Item 10.  Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share.  As of both March 31, 2011 and June 21, 2011, there were 3,780,874 Common Shares outstanding.  The number of shares outstanding could increase in the future by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above).  As of March 31, 2011, no warrants to purchase Common Shares were outstanding.   There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

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

Material Contracts

Other than the BFDC Agreements and related agreements described in Item 4 “Information on the Company” and filed as exhibits to the Company’s Securities and Exchange Commission filings, (ii) the leases, and extensions thereof, described in the Property, Plant and Equipment section of Item 4 “Information on the Company” and filed as exhibits to the Company’s Securities and Exchange Commission filings, and (iii) the bank lines of credit described in the Liquidity and Capital Resources section under Item 5 “Operating and Financial Review and Prospects,” all other material contracts to which the Company or any member of the group is a party that were entered into during the two years immediately preceding the filing of this Annual Report were entered into in the ordinary course of business.

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s administrative offices are located, or the British Virgin Islands, where the Company is incorporated.  Other jurisdictions in which the Company conducts operations may have various exchange controls.  With respect to the Company’s subsidiaries in China, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. To date, these controls have not had and are not expected to have a material impact on the Company’s financial results.  There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s securities.

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

Dividends and Paying Agents

The Company has, from time to time in prior years, paid dividends to its shareholders.  Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company.  Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so.  The Company has not set a date on which annual, or other, dividends are paid.  To date, the Company has used its transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts  02021 U.S.A., as its dividend paying agent.

Statement by Experts

No disclosure is required in response to this Item.

Documents On Display

The documents concerning the Company that are referred to in this Annual Report may be inspected by shareholders of this Company at the offices of this Company in Hong Kong.

The Company is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, the Company files annual reports on Form 20-F and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

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

The Company conducts substantially all of its manufacturing operations through its PRC operating companies, and their financial performance and position are measured in terms of renminbi.  All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred in renminbi. Any appreciation in the value of the renminbi against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars.  Since July 2005, the renminbi is no longer pegged to the U.S. dollar.  As a result, during the past few years, the exchange rate between the renminbi and the U.S. dollar has changed as the renminbi has appreciated in value compared to the U.S. dollar (the renminbi has appreciated by 22.4% during the past five years).  In addition, the U.S. and other countries have been urging China to allow the renminbi to appreciate further.  As the Company’s operations have increased, the amount of payments made by the Company in renminbi has increased, thereby increasing the Company’s costs of operations that are paid in RMB.  During the fiscal year ended March 31, 2011, the Company made payments of approximately 41,449,000 in RMB (or approximately U.S. $6,288,000 based on the exchange rate as of March 31, 2011).  If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2011, the amount of such RMB payments would have increased the Company’s expenses by $63,000 and $314,000, respectively.  Should the Chinese government allow the renminbi to continue to appreciate, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company also has significant foreign exchange risk exposure as a result of its sales that are made in Euros. Approximately $2,312,000 (or 7.42%) of the Company’s net sales were made in Euros in fiscal year ended March 31, 2011.  In the fiscal year ended March 31, 2011, the value of the Euro compared to the U.S. dollar fluctuated significantly, but increased from approximately one Euro to 1.36 U.S. dollars at the end of March 2010 to over one Euro to 1.42 U.S. dollars on March 31, 2011.  Accordingly, the payments that the Company received in fiscal 2011 in Euros were exchanged into slightly more dollars, resulting in a slight sales increase.  To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2011, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by $213,200 and $115,600, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by $213,200 and $115,600, respectively.

The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates.  Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company’s business, financial condition and results of operations.  The Company does not currently own any market risk sensitive instruments.  The Company does not hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates.  The Company has, however, attempted to limit its currency exchange rate exposure by (i) requesting that more of the payments made by its clients be paid in U.S. dollars, and (ii) including in certain of its OEM contracts a contractual provision that adjusts the payments the Company receives if the currency exchange rate changes significantly.

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash.  The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations).  The Company had $280,000 of short-term borrowings that are subject to interest rate changes and $672,000 of long-term borrowings outstanding as of March 31, 2011.  However, taking into consideration that the Company had cash and cash equivalents of $6,864,000 available as of March 31, 2011, the Company believes that its interest rate risk on these borrowing was acceptable.

Inflation in the PRC, particularly the increase in labor costs, has impacted the Company’s cost of operations at its manufacturing facility in the PRC.  Continued increase in inflation could have an adverse affect the Company’s costs and margins in the PRC.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission ("COSO"), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO.  Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2011.

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

Item 16.   Not applicable.

Item 16A.    Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934.  Ms. Wong is an “independent” director, as defined under the Nasdaq Stock Market’s listing standards.  Ms. Wong currently is the Chief Accountant of CNIM HK Ltd. in Hong Kong, holds a Master of Business Administration from Deakin University, and, from 1994 to 2001 was the Accounting Manager of Highway Holdings.  In addition, each of the other members of the audit committee has extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

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
Suite 1801, Level 18, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Attn:  Chief Financial Officer

Item 16C.    Principal Accountant Fees and Services

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years ended March 31, 2011 and 2009, for which audited consolidated financial statements appear in this annual report on Form 20-F.  AGCA, Inc. served as our independent registered public accounting firm for the fiscal year ended March 31, 2010, for which audited consolidated financial statements appeared in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in the fiscal year ended March 31, 2011, and aggregate fees paid to AGCA, Inc. for the fiscal year ended 2010.

	2010	2011
Audit Fees (1)	$99,500	$230,000
Audit-Related Fees (2)	-	—
Tax Fees (3)	-	4,274
All Other Fees (4)	200	51,745
Total	$99,700	$286,019

(1)
Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements and review of the Annual Report on Form 20-F, and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees consist of assurance and related services reasonably related to the audit or a review of the Company’s financial statements.
(3)	Tax Fees include fees for the preparation of tax returns.
(4)	All Other Fees in 2011 include fees incurred in connection with the review of the Company’s Form F-3 registration statement.

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

Not applicable

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F.        Change in Registrant’s Certifying Accountant

Effective January 14, 2011, the Company engaged Deloitte Touche Tohmatsu as its independent accountant to audit its financial statements for its fiscal year ended March 31, 2011.  Prior to such engagement, the Company did not consult with Deloitte Touche Tohmatsu regarding either (i) the application of accounting principles to a specific, completed or proposed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor advice was provided to the Company that Deloitte Touche Tohmatsu concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement.

Deloitte Touche Tohmatsu, Hong Kong, had been the Company’s auditor from 1995 to 2009 prior to the appointment of AGCA in 2009.  AGCA resigned following its disassociation with its Hong Kong-based affiliated auditing firm and resigned as the Company’s independent registered public accounting firm effective November 6, 2010.

During the Company’s two fiscal years ended March 31, 2010 and 2011, the Company had no disagreements with either AGCA or Deloitte Touche Tohmatsu, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of AGCA or Deloitte Touche Tohmatsu, would have caused it to make reference to the subject matter of the disagreement in connection with either of their reports.  No report of either AGCA or Deloitte Touche Tohmatsu on the financial statements of the Company for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to audit scope or accounting principles, except that the consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

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

Item 18.  Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.  Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

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

4.24	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.25
Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited*

4.26	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited*

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - AGCA, Inc.*

15.2	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

15.3	Letter of AGCA, Inc., registrant’s former independent registered public accounting firm, dated November 6, 2010 filed pursuant to Item 16F(a)(3) of Form 20-F*

*  Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and
Secretary

Date: June 29, 2011

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2009, 2010 and 2011
Reports of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated statements of operations, equity and comprehensive income (loss), and cash flows of Highway Holdings Limited and its subsidiaries (the "Group") for the year ended March 31, 2009.  These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Group's operations and cash flows for the year ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(v) to the consolidated financial statements, the accompanying 2009 consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
June 20, 2009 (June 29, 2010 as to Note 2(v))

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Highway Holdings Limited.
Hong Kong

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2010, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/c/ AGCA, Inc.

Arcadia, California
June 29, 2010

Member:	Registered:
American Institute of Certified Public Accountants California Society of Certified Public Accountants	Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Group") as of March 31, 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for the year ended March 31, 2011.  These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2011, and the results of their operations and their cash flows for the year ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
June 29, 2011

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2009	2010	2011
	$	$	$

Net sales	33,729	21,739	31,147
Cost of sales	(27,025)	(17,039)	(24,594)
Gross profit	6,704	4,700	6,553
Selling, general and administrative expenses	(5,823)	(4,367)	(4,857)
Share of profits (losses) of equity investees	-	(2)	30
Operating income	881	331	1,726

Non-operating income (expense):
Exchange gain (loss), net	(330)	173	(7)
Interest expense	(141)	(47)	(57)
Interest income	35	6	3
Other income	230	46	49
Gain on disposal of subsidiaries	-	-	37
Impairment loss on property, plant and equipment	-	(97)	-
Impairment loss on investment in equity investees	-	(2)	-
Total non-operating income (expense)	(206)	79	25
Income before income taxes	675	410	1,751
Income taxes (note 3)	35	(10)	(123)
Net income	710	400	1,628
Net loss attributable to non-controlling interests	58	20	22
Net income attributable to Highway Holdings Limited shareholders	768	420	1,650

Net income per share:
- basic	0.21	0.11	0.44
- diluted	0.20	0.11	0.44

Weighted average number of shares outstanding:
- basic	3,744,423	3,754,988	3,765,276
- diluted	3,773,677	3,757,896	3,776,696

Share-based compensation expenses during the related periods included in:
Selling, general and administrative expenses	174	39	75

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2010	2011
	$	$

ASSETS

Current assets:
Cash and cash equivalents	6,279	6,864
Restricted cash (note 8)	771	643
Accounts receivable, net of allowances for doubtful accounts of nil and nil as of March 31, 2010 and 2011, respectively	3,240	4,797
Inventories (note 4)	3,495	4,236
Prepaid expenses and other current assets	507	417
Total current assets	14,292	16,957
Property, plant and equipment, net (note 5)	2,051	2,411
Intangible assets, net (note 6)	8	-
Investments in equity investees (note 7)	1	31
Total assets	16,352	19,399

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,389	3,581
Short-term borrowings (note 8)	793	280
Long-term loans – current portion (note 9)	-	253
Obligations under capital leases - current portion (note 10)	251	41
Accrued expenses and other liabilities (note 11)	1,056	2,057
Income tax payable (note 3)	-	71
Total current liabilities	4,489	6,283
Obligations under capital leases - net of current portion (note 10)	44	3
Deferred income taxes (note 3)	147	173
Long-term loans – net of current portion (note 9)	-	375
Total liabilities	4,680	6,834

Commitments and contingencies (note 12)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,779,674 shares and 3,780,874 shares issued and outstanding as of March 31, 2010 and 2011, respectively)	38	38
Additional paid-in capital	11,289	11,335
Retained profits	461	1,206
Accumulated other comprehensive loss	(13)	-
Treasury shares, at cost - 37,800 shares and 5,049 shares as of March 31, 2010 and 2011, respectively (note 13)	(53)	(14)
Total Highway Holdings Limited shareholders' equity	11,722	12,565
Non-controlling interests	(50)	-
Total Equity	11,672	12,565
Total liabilities and equity	16,352	19,399

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited Shareholders' Equity
	Common shares,			(Accumulated	Accumulated				Compre-
	issued and		Additional	deficit)	other	Treasury	Non-		hensive
	outstanding		paid-in	retained	comprehensive	shares,	controlling	Total	income
	Shares	Amount	capital	profits	loss	at cost	interests	equity	(loss)
	Number	$	$	$	$	$	$	$	$
	(in thousands)

Balance as of March 31, 2008	3,819	38	11,562	(614)	(26)	(566)	151	10,545	(1,905)
Net income	-	-	-	768	-	-	(58)	710	710
Director's stock compensation	29	-	160	-	-	-	-	160
Employee's share-based compensation	-	-	14	-	-	-	-	14
Translation adjustments	-	-	-	-	20	-	-	20	20
Escrow shares cancelled (note 13)	(128)	(1)	(512)	-	-	513	-	-
Balance as of March 31, 2009	3,720	37	11,224	154	(6)	(53)	93	11,449	730
Net income	-	-	-	420	-	-	(20)	400	400
Shares issued to a consultant	30	1	53	-	-	-	-	54
Director's stock compensation	29	-	-	-	-	-	-	-
Employee's share-based compensation	-	-	12	-	-	-	-	12
Translation adjustments	-	-	-	-	(7)	-	-	(7)	(7)
Acquisition of non-controlling interests	-	-	(48)	-	-	-	(75)	(123)
Disposal of non-controlling interests	-	-	48	-	-	-	(48)	-
Cash dividends ($0.03 per share)	-	-	-	(113)	-	-	-	(113)
Balance as of March 31, 2010	3,779	38	11,289	461	(13)	(53)	(50)	11,672	393
Net income	-	-	-	1,650	-	-	(22)	1,628	1,628
Treasury shares cancelled (note 13)	(37)	(1)	(52)	-	-	53	-	-
Shares issued to a consultant	30	1	55	-	-	-	-	56
Shares repurchase (note 13)	-	-	-	-	-	(15)	-	(15)
Exercise of share options	9	-	24	-	-	1	-	25
Employee's share-based compensation	-	-	19	-	-	-	-	19
Translation adjustments	-	-	-	-	(4)	-	-	(4)	(4)
Cash dividends ($0.24 per share)	-	-	-	(905)	-	-	-	(905)
Disposal of subsidiaries	-	-	-	-	17	-	72	89
Balance as of March 31, 2011	3,781	38	11,335	1,206	-	(14)	-	12,565	1,624

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended March 31,
	2009	2010	2011
	$	$	$
Cash flows from operating activities:
Net income	710	400	1,628
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on investments in equity investees	-	2	-
Share of profits (losses) of equity investees	-	2	(30)
Impairment loss on property, plant and equipment	-	97	-
Shares issued to a consultant	-	27	56
Employee's share-based compensation	14	12	19
Directors' stock compensation	160	-	-
Loss (gain) on disposal of property, plant and equipment	156	45	(23)
Gain on disposal of subsidiaries	-	-	(37)
Write down of inventories	144	222	228
Allowances for doubtful accounts	96	-	-
Depreciation of property, plant and equipment	754	619	659
Amortization of intangible assets	28	16	8
Deferred income taxes	(26)	(16)	26
Changes in operating assets and liabilities:
Accounts receivable	1,244	186	(1,621)
Inventories	1,621	293	(976)
Prepaid expenses and other current assets	17	192	41
Accounts payable	(1,591)	223	1,225
Accrued expenses and other liabilities	(1,322)	(574)	731
Income tax payable	-	-	71
Net cash provided by operating activities	2,005	1,746	2,005

Investing activities:
Investment in an equity investee	-	(3)	-
Purchase of property, plant and equipment	(85)	(116)	(1,027)
Net cash inflow from disposal of subsidiaries	-	-	168
Proceeds from disposal of property, plant and equipment	-	21	23
Decrease in restricted cash	643	257	128
Net cash provided by (used in) investing activities	558	159	(708)

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year ended March 31,
	2009	2010	2011
	$	$	$
Financing activities:
Proceed from exercise of employee share options	-	-	25
Repurchases of common shares	-	-	(15)
Cash dividends paid	-	(113)	(603)
Raise of long-term loans	-	-	771
Repayment of obligations under capital lease	(299)	(258)	(251)
Repayment of long-term loans	-	-	(143)
Repayment of short-term borrowings	(364)	(1,057)	(513)
Net cash used in financing activities	(663)	(1,428)	(729)
Net increase in cash and cash equivalents	1,900	477	568
Cash and cash equivalents, beginning of year	3,889	5,809	6,279
Effect of exchange rate changes	20	(7)	17
Cash and cash equivalents, end of year	5,809	6,279	6,864

Supplemental disclosure of cash flow information:
Interest paid	141	47	57
Income taxes paid	18	10	26

Non-cash investing and financing transactions:
Acquisition of non-controlling interests in exchange for plant and machineries (note 1)	-	123	-
Property, plant and equipment acquired under capital leases	19	-	-

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990.  It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen (comprising Long Hua and Pinghu) and Wuxi of the People's Republic of China ("China").

The Company and its subsidiaries (collectively referred as the "Group") are engaged in manufacturing and sale of metal, plastic and electronic parts and components.  The Group's manufacturing activities are principally conducted in Shenzhen of China and its selling activities are principally conducted in Hong Kong. The Group previously conducted manufacturing activities in He Yuan, Pinghu and Wuxi of China. The manufacturing operations in He Yuan and Pinghu were transferred to Long Hua in April 2009 and April 2010, respectively, and the manufacturing operations in Wuxi were disposed of in December 2010.

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Certain balances of the consolidated financial statements in previous years have been reclassified to conform with current year presentation.

On September 19, 2006 the Group acquired 100% equity interest in Golden Bright Plastic Manufacturing Company Limited ("Golden Bright") for a cash consideration of $514.  Golden Bright, a company incorporated in Hong Kong, is engaged in the manufacturing and trading of plastic injection products.  In accordance with the purchase agreement, additional consideration of $1,028 will be payable, contingent on the former substantial shareholders of Golden Bright continuing as employees for a requisite service period of three years and on the acquired subsidiary achieving a certain level of specified revenue and earnings targets.

The purchase agreement provided that the $514 will vest on a straight-line basis over the requisite service period and as a result approximately $171 will become payable for each completed year of service.  The remaining $514 will vest after completion of the employment period by the former substantial shareholders and upon Golden Bright achieving the revenue and earnings targets.

Golden Bright has been accounted for as a subsidiary using the acquisition method. The contingent payments represented compensation for post combination services and fully vested during year ended March 31, 2009, and accordingly $171, $85 and nil have been accrued as compensation expense included in selling, general and administrative expenses for the years ended March 31, 2009, 2010 and 2011, respectively. The Company also issued 128,534 of its common shares under escrow to the seller as a security of the contingent payment as more fully described in note 13. Golden Bright did not meet the revenue and earnings targets to earn the contingent payment of the final $514. Accordingly, the shares were cancelled before March 31, 2009 and the acquisition payable was fully settled in December 2009.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

On June 2, 2009, the Group entered into an agreement with a minority shareholder of Kayser Wuxi Metal Precision Manufacturing Limited ("Kayser Wuxi") to acquire an additional 19% financial interest in Kayser Wuxi in exchange for plant and machineries with aggregate value of $123. Subsequently, pursuant to an agreement dated November 18, 2009, the Group transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. As a result of such transfer, the Group holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.

On September 21, 2009, Kienzle Uhrenfabriken G.m.b.h. (“Kienzle Germany”), an inactive subsidiary of the Group was liquidated.

In December 2010, the Group disposed 71% equity interest in Kayser Technik Limited and its subsidiary, Kayser Wuxi, (collectively referred as "KTL") for a cash consideration of $208 to an independent third party and recognized a gain of $37 on disposal during the year ended March 31, 2011. Following is the calculation for gain on disposal of KTL:

$
Proceeds from disposal	208
Less: Net assets of KTL as of disposal date	(171)
Gain on disposal of KTL	37
Cashflow arising from disposal of KTL:
- Cash proceeds received from disposal	208
- Cash and cash equivalents disposed	(40)
168

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation - The consolidated financial statements include the financial statements of the Company and all its subsidiaries.  The Company does not have variable interests in any variable interest entity during the periods presented.  All intercompany transactions and balances have been eliminated on consolidation.  The results of subsidiaries acquired have been consolidated from the date of acquisition.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Business Combination - Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from April 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to April 1, 2009 contingent consideration was not recorded until the contingency was resolved.

(c) Investments under equity method - The investments for which the Group has the ability to exercise significant influence are accounted for under the equity method.  Under the equity method, original investments are recorded at cost and adjusted by the Group's share of undistributed earnings or losses of these entities, by the amortization of intangible assets recognized upon purchase price allocation and by dividend distributions or subsequent investments.  All unrecognized inter-company profits and losses have been eliminated under the equity method.

(d) Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and certificates of time deposit, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

(e) Restricted cash - Restricted cash represents the amount of cash pledged as securities for outstanding borrowings to financial institutions.

(f) Accounts receivable - Accounts receivable primarily represent amounts due from customers, that are recorded at the invoiced amount and do not bear interest. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g) Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value.  Work-in-progress and finished goods consist of raw materials, direct labour and overheads associated with the manufacturing process.  Write-off of inventory is based on management's specific analysis of future sales and demand forecasts.

(h) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment.  Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets unless the ownership of these assets transfers to the Group by the end of the lease term over the estimated useful lives.

(i) Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of a valuation expert.  In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "reparability" criterion.  The intangible assets are carried at cost less accumulated amortization and are reviewed for impairment if indicators of impairment arise.  Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

Separately identifiable intangible assets and their respective weighted average estimated useful lives are as follows:

Estimated
useful life

Customer relationship	7 years
Contract backlog	0.25 years
Non-compete agreement	4 years

(j) Impairment or disposal of long-lives assets - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

The Group recorded impairment charge of $97 against property, plant and equipment within “impairment loss on property, plant and equipment” in the consolidated statements of operations during the year ended March 31, 2010. No impairment expenses are recognized for long-lived assets during the years ended March 31, 2009 and 2011.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Concentration of credit risk - Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable.  As of March 31, 2010 and 2011, substantially all of the Group's cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality.  Accounts receivable are typically unsecured and are derived from revenues earned from customers.  The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances.  The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts.  Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 48% and 62% of the balances of accounts receivable as of March 31, 2010 and 2011, respectively.

(l) Revenue recognition - The Group recognizes revenue from the sale of products, when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Price to the customer is fixed or determinable; and
•	Collectability is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectability is reasonably assured.  The Group does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Group's products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

(m) Staff retirement plan costs - The Group's costs related to the staff retirement plans (see note 16) are charged to the consolidated statement of operations as incurred.

(n) Foreign currency translation - The functional and reporting currency of the Company is the United States dollars ("U.S. dollars").  Monetary assets and liabilities denominated in currencies other than the U.S. dollars are translated into the U.S. dollars at the rates of exchange at the balance sheet date.  Transactions in currencies other than the U.S. dollars during the year are converted into the U.S. dollars at the applicable rates of exchange prevailing on the respective dates of the transactions.  Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Group's subsidiaries are maintained in their respective local currencies, the Hong Kong Dollar or Renminbi, which are also their respective functional currencies.  Assets and liabilities are translated at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates; revenues, expenses and gains and losses are translated using the average rates for the period.  Translation adjustments are reported as cumulative translation adjustments and are recorded within accumulated other comprehensive income in the consolidated statements of equity and comprehensive income (loss).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse.  The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Group records interest related to unrecognized tax benefits and penalties, if any, within income tax benefits (expenses).

(p) Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented.  Actual results could differ from those estimates.  The significant accounting estimates, which have had an impact on the consolidated financial statements, include allowances for doubtful receivables, write down of slow moving and obsolete inventories, deferred tax valuation allowance, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets and valuation of stock option expenses.

(q) Stock-based compensation - The Group has a stock-based employee compensation plan, as be more fully described in note 17.  The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

Shares issued to consultants in exchange for consulting services are measured at the fair values of the services received, which are measured by reference to the fair value of the shares granted because fair value of consulting service received cannot be reliably measured.  The fair values of the services received are recognised as expenses, with a corresponding increase in equity (additional paid-in capital), when the counterparties render services, unless the services qualify for recognition as assets.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r) Operating leases - Leases in which substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(s) Net income per share - Basic net income per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(t) Comprehensive income (loss) - Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Comprehensive income (loss) for the years, which comprises foreign currency translation adjustments and net income (loss), has been disclosed within the consolidated statements of shareholders' equity and comprehensive income (loss).

(u) Fair value measurement and financial instruments - The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
•
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2010 and 2011. As of March 31, 2010 and 2011, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Fair value measurement and financial instruments – continued

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, long-term loans, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.  The carrying amount of obligations under capital leases also approximates fair value due to the variable nature of the interest calculations.

(v) Non-controlling interest - Effective April 1, 2009, the Company adopted Accounting Standards Codification ("ASC") 810-10-65, which amends previously issued guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this Statement requires that the consolidated net income (loss) attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated income statement. The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for the year ended March 31, 2009, and adopted for all periods presented in the accompanying consolidated balance sheets, statements of operations, statements of equity and comprehensive income (loss), and statements of cash flows, to conform to the provisions of ASC810.

A non-controlling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interest is reported as equity on the consolidated balance sheets. The consolidated net income (loss) attributable to the parent and the non-controlling interest is clearly identified and presented on the face of the consolidated income statement.

Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. No gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the non-controlling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the non-controlling interest is adjusted shall be recognized in equity attributable to the parent.

(w) Recent changes in accounting standards - In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-13, Compensation-Stock Compensation (Topic 718) - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force.  ASU 2010-13 provides amendments to FASB Accounting Standards Codification ("ASC") 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity.  The amendments in this update do not expand the recurring disclosures required by FASB ASC 718.  Disclosures currently required under FASB ASC 718 are applicable to a share-based payment award, including the nature and the term of share-based payment arrangements.  The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  The Group is currently evaluating the impact of the adoption of ASU 2010-13 on its financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(w) Recent changes in accounting standards – continued

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations.  The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclosure revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity as defined by FASB ASC 805 that enters to business combinations that are material on an individual or aggregated basis.  The amendments will be effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 and should be applied prospectively as of the date of adoption.  The Group is currently evaluating the impact of the adoption of ASU 2010-29 on its financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting.  The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements.

Those disclosures include the following:
1.	Information about transfers between Level 1 and Level 2 of the fair value hierarchy
2.
Information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs

3.
The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(w) Recent changes in accounting standards – continued

The amendments are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011.  Early application by public entities is not permitted.  The Group is currently evaluating the impact of the adoption of ASU 2010-29 on its financial statements.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Kayser Wuxi, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2009, 2010 and 2011.

Kayser Wuxi, which is established and operated in China, is subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations are conducted mainly in Long Hua, Shenzhen and Wuxi of China during the years ended March 31, 2009, 2010 and 2011.  The Group also conducted manufacturing operations in Pinghu, Shenzhen and He Yuan of China during the years ended March 31, 2009 and 2010.

The manufacturing operations in Long Hua, Shenzhen are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

The manufacturing operations in Pinghu, Shenzhen was conducted pursuant to agreement entered into between a China company set up by the local government and the Shenzhen City Longgang District Foreign Economic Development Limited ("LFDL") (together with the BFDC Agreements, collectively referred as the "Operating Agreements").  The operations in Pinghu were closed in January 2010 and such manufacturing activities are transferred to Long Hua.

In connection with the establishment of its new facility in China during fiscal year 2006, the Group entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that was similar to the Operating Agreements.  The manufacturing operation in He Yuan has been transferred to Long Hua in April 2009.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES – continued

Under the Operating Agreements, the Group is not considered by local tax authorities to be doing business in China; accordingly, the Group's activities in China have not been subject to local taxes.  The BFDC and LFDL are responsible for paying taxes they incur as a result of their operations under the Operating Agreements.

As the Group's manufacturing operations are carried out in China under the Operating Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong is not subject to Hong Kong profits tax.  The calculation of Hong Kong Profits Tax has been determined based on such tax relief.

The components of income before income taxes are as follows:

	Year ended March 31,
	2009	2010	2011
	$	$	$
Hong Kong	874	478	1,825
China	(199)	(68)	(74)
	675	410	1,751

The provision for income taxes consists of the following:

	Year ended March 31,
	2009	2010	2011
	$	$	$
Hong Kong
Current tax	(9)	26	97
Deferred tax	(26)	(16)	26
	(35)	10	123

A reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2009	2010	2011
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	36.3	(8.1)	8.4
Changes in valuation allowances	(42.7)	(2.4)	(9.5)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(2.1)	(4.9)	(8.0)
Effect of change in tax rate	(12.2)	-	-
Overprovision of income in previous years	(1.2)	-	-
Other	0.2	1.3	(0.4)
Effective tax rate	(5.2)	2.4	7.0

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2010	2011
	$	$
Deferred tax liability:
Property, plant and equipment	208	204

Deferred tax asset:
Tax loss carryforwards	(1,029)	(797)
Valuation allowance	968	766
Total net deferred tax asset	(61)	(31)
Net deferred tax liability	147	173

Movement of valuation allowances are as follows:

	Year ended March 31,
	2009	2010	2011
	$	$	$

At the beginning of the year	1,677	1,292	968
Current year (reduction) addition	(288)	30	(166)
Change in tax rate	(72)	-	-
De-registration/disposal of subsidiaries	(25)	(354)	(42)
At the end of the year	1,292	968	760

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized.  As of March 31, 2010 and 2011, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not.  If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2010 and 2011, tax losses amounting to approximately $6,183 and $4,833, respectively may be carried forward indefinitely.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

As of March 31, 2010, the Group's China subsidiary had tax losses of approximately of $107 that would expire five years from respective financial years incurring the losses.  Such China subsidiary was disposed of during the year ended March 31, 2011.

On March 16, 2007, China promulgated the Law of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of China. On December 6, 2007, the State Council of China issued Implementation Regulation of the New Law. Under the New Law and Implementation Regulation, the Enterprise Income Tax rate of the Group's subsidiary in China was increased to 25% effective from January 1, 2008.

Uncertainties exist with respect to how the China's current income tax law applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the China will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the New Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the China.  Despite the uncertainties on the issue, the Group does not believe that its legal entities organized outside of the China should be treated as residents of China for the New Law's purposes. If one or more of the Group's legal entities organized outside of the China were characterized as China tax residents, the impact would adversely affect the Group's results of operation.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it was concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements.

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2010 and 2011, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods.  The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.  The fiscal years 2005 to 2011 remain subject to examination by the Hong Kong tax authority.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

4.	INVENTORIES

Inventories by major categories are summarized as follows:

	As of March 31,
	2010	2011
	$	$

Raw materials	2,134	2,190
Work in progress	529	417
Finished goods	832	1,629
	3,495	4,236

Inventories amounting to $144, $222 and $228 were written off during the years ended March 31, 2009, 2010 and 2011, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2010	2011
	$	$
At cost:
Machinery and equipment	11,122	11,870
Furniture and fixtures	486	461
Leasehold improvements	496	455
Motor vehicles	96	87
Total	12,200	12,873
Less: Accumulated depreciation and impairment	(10,149)	(10,462)
Net book value	2,051	2,411

Depreciation expense incurred for the years ended March 31, 2009, 2010 and 2011 were $754, $619 and $659, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	As of March 31,
	2010	2011
	$	$

Machinery and equipment, at cost	1,157	273
Less: Accumulated depreciation	(403)	(100)
Net book value	754	173

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $116, $107 and $27 for the years ended March 31, 2009, 2010 and 2011, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

6.	INTANGIBLE ASSETS, NET

	As of March 31,
	2010	2011
	$	$
At cost:
Customer relationship	14	14
Contract backlog	4	4
Non-compete agreement	65	65
Total	83	83
Less: Accumulated amortization	(75)	(83)
Net book value	8	-

Amortization expense incurred for the years ended March 31, 2009, 2010 and 2011 which is included in selling, general and administrative expenses on consolidated statements of operations were $28, $16 and $8, respectively.

7.	INVESTMENTS IN EQUITY INVESTEES

The following table provides a reconciliation of the investments in equity investees in the Group's consolidated balance sheet as of March 31, 2011 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2010	2011
	$	$
The Group’s proportionate share of equity in the net assets of equity investees	37	67
Less: Accumulated impairment losses recognized	(36)	(36)
Investments in equity investees reported in the consolidated balance sheet	1	31

On August 5, 2003, the Group acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) was engaged in the trading of camera batteries, films and disposable cameras and became inactive. Such investment was fully impaired as of March 31, 2010.

On April 30, 2009, the Group made cash investment of $3 in its 50% equity interest in Xenon Automation Asia Limited (“Xenon Automation”), a company incorporated in Hong Kong. Xenon Automation was formed to design, manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.  The Group has accounted for this investment using the equity method of accounting.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

7.	INVESTMENTS IN EQUITY INVESTEES – continued

The Group reviews investments in equity investee for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. In assessing the recoverability of equity method investments, the Group follows the applicable accounting guidance in determining the fair value of the investments. In most cases, this involves the use of discounted cash flow models (Level 3 of the fair value hierarchy under the accounting guidance). If the fair value of an equity method investee is determined to be lower than its carrying value, an impairment loss is recognized. The determination of fair value using discounted cash flow models is normally not based on observable market data from independent sources and therefore requires significant management judgment with respect to estimates of future operating earnings and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge related to these investments.

8.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from various banks in Hong Kong amounting to $793 and $280 as of March 31, 2010 and 2011, respectively.

	As of March 31,
	2010	2011
	$	$

Maximum credit facilities available to the Group	3,342	2,570
Weighted average interest rate on borrowings at end of year	5.0%	3.4%

The maturity of the import loans is generally up to 120 days.  Interest rates are generally 0.25% per annum over the bank's Prime Rate for Hong Kong dollars bills, 0.25% over Standard Bills Rate quoted by the bank for United dollars bills or 2.5% per annum over the bank's cost of funds for other currency bills, subject to fluctuations at the banks' discretion.  The credit facilities are subject to annual review by the banks.

The banking facilities are secured by certain bank deposits of a subsidiary and guarantees given by the Company.  As of March 31, 2010 and 2011, the Group pledged bank deposits of $771 and $643, respectively, to banks to secure short term banking facilities granted.  There are no restrictive financial covenants associated with these bank facilities.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

9.	LONG-TERM LOANS

Long-term loans consist of the followings:

	As of March 31,
	2010	2011
	$	$
Unsecured bank loans repayable monthly with maturity date of August 20, 2013, interest at 1.75% p.a. below the Bank's Prime Rate in Hong Kong	-	314
Unsecured bank loans repayable monthly with maturity date of August 26, 2013, interest at 1.75% p.a. below the bank's Prime Rate in Hong Kong	-	314
Total long-term loans	-	628
Current portion of long-term loans	-	(253)
Non-current portion of long-term loans	-	375

Scheduled maturities of the Group's long-term loans as of March 31, 2011are as follows:

Year ending March 31	$
2012	253
2013	263
2014	112
628

10.	OBLIGATIONS UNDER CAPITAL LEASES

The balances consist of obligations under capital leases on certain property, plant and equipment for the Group's operations with lease terms expiring in the next 2 years.

Future minimum lease payments as of March 31, 2011 are as follows:

Year ending March 31	$
2012	41
2013	3
44

The capital lease commitment amounts above exclude implicit interest of $1 and nil payable in the years ending March 31, 2012 and 2013, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2010	2011
	$	$

Accrued mould charges	48	87
Accrued payroll and employee benefits	542	1,043
Deposits received from customers	164	151
Accrued audit fee	94	250
Accrued commission expense	21	49
Dividend payable	-	302
Others	187	175
	1,056	2,057

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES

(a)
The Group leases premises under various operating leases which do not contain any renewal or escalation clauses.  Rental expense under operating leases was $1,373, $1,356 and $1,230 for the years ended March 31, 2009, 2010 and 2011, respectively.

As of March 31, 2011, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2012	1,185
2013	99
2014	99
1,383

(b)
The Group had a total capital commitment of $55 and $45 for the purchase of property, plant and equipment as of March 31, 2010 and 2011.  The capital commitment as of March 31, 2011 is expected to be disbursed during the year ending March 31, 2012.

(c)
The Operating Agreements in Long Hua and Pinghu have been extended to March 31, 2016 and March 31, 2020, respectively in fiscal year 2008, while the Operating Agreements in Pinghu with a China company was subsequently retired by mutual consent of both the Group and the China company in fiscal year 2010.  Pursuant to the Operating Agreements, the Group is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China.  Should there be any adverse change in the Group's dealings with the BFDC and LFDL or should the local or federal government change the rules under which the Group currently operates, all of the Group's operations and assets could be jeopardized.  The manufacturing operation in Pinghu was closed in January 2010.

In addition, transactions between the Group and the BFDC and LFDL are on terms different in certain respects from those contained in the Operating Agreements.  There can be no assurance that the BFDC and LFDL will not insist upon a change in the current practices so as to require adherence to the terms of the Operating Agreements, which the Group considers less favorable to it than the practices currently in effect, or that the Group or BFDC and LFDL may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities.  There can also be no assurances that the Group will be able to negotiate extensions and further supplements to any of the Operating Agreements or that the Group will be able to continue its operations in China.  If the Group were required to adhere to the terms of the Operating Agreements, the Group's business and results of operations could be materially and adversely affected.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES - continued

In 2010, the China local government announced that the arrangements under the Operating Agreements will not be permitted after June 2012 in China, despite the Operating Agreements will be expired in 2016 and 2020. Accordingly, the Group will terminate the Operating Agreements and transfer its manufacturing activities in China to wholly foreign owned enterprises ("WFOE") established by the Group in order to continue its operations in China.

(d)
In fiscal year 2008, several of the employees of Golden Bright and other subsidiaries made claims for additional compensation against the Group to the labor tribunal in China (the "Labor Claims").  The Group made payments of $187 to settle the Labor Claims in fiscal year 2009.  In fiscal year 2009, several of the employees appealed against the labor tribunal decision, which was dismissed by the court during the year ended March 31, 2010.  As of March 31, 2010 and 2011, the Group did not have any claims made by employees of subsidiaries.

13.	CAPITAL STOCK

In August 1998, the Board of Directors authorized the Company to repurchase some of its shares. As of March 31, 2010, 37,800 shares were purchased for a total cash consideration of $53. These shares were held in treasury and are not eligible to vote or receive dividends. In April 2010, all of the treasury shares were cancelled.

In September 2006, the Company issued 128,534 shares of common shares and delivered such shares into escrow to be held as security for the Company’s obligation to pay the second contingent purchase payment of $513 relating to the acquisition of Golden Bright. During the year ended March 31, 2008, the former shareholder of Golden Bright breached certain conditions as set out in the purchase agreement. In accordance with the purchase and the escrow agreements, the Company requested the escrow agent to return all the escrow shares to the Company for cancellation. As of March 31, 2008, all the escrow shares were returned to the Company and classified as treasury shares. As of March 31, 2009, all of these 128,534 escrow shares have been cancelled.

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1,000. During the year ended March 31, 2011, the Company repurchased 6,049 shares at consideration of $15 of which 1,000 shares were subsequently transferred to an employee upon the exercises of his employee stock options in February 2011. The remaining 5,049 shares were held in treasury and are not eligible to vote.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Group's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, restricted cash and trade receivables.

The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings.  This investment policy limits the Group's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Group's principal customers who are generally international organizations with high credit ratings.  Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer.  As a consequence, concentrations of credit risk are limited.

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2010 and 2011 are as follows:

	Percentage of
	accounts receivable
	2010	2011
	%	%

Customer A	29.8	22.2
Customer B	17.9	N/A
Customer C	7.6	N/A
Customer D	N/A	21.6
Customer E	N/A	18.2
Three largest receivable balances	55.3	62.0

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2009	2010	2011
	$	$	$

At beginning of year	108	101	-
Allowances for the year	96	-	-
Amounts recovered	(20)	-	-
Amounts written off	(83)	(101)	-
At end of year	101	-	-

A substantial percentage of the Group's sales are made to three customers and are typically on an open account basis.  Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2009, 2010 and 2011 are as follows:

	Year ended March 31,
	2009	2010	2011
	%	%	%

Customer A (note a)	13.3	20.5	22.2
Customer D (note a)	10.7	11.9	N/A
Customer E (note b)	N/A	N/A	15.1
Customer F (note c)	24.2	18.1	13.4

Notes:
(a)	Sales to these customers were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.
(c)	Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	Year ended March 31,
	2009	2010	2011
	$	$	$
Net income attributable to Highway Holdings
Limited's shareholders, basic and diluted	768	420	1,650

Shares:
Weighted average common shares used in
computing basic net income per share	3,744,423	3,754,988	3,765,276

Effect of dilutive securities:
Weighted average shares from assumed exercise
of stock options and issuance of common shares	29,254	2,908	11,420
Weighted average common shares used in
computing diluted net income per share	3,773,677	3,757,896	3,776,696

Net income per share, basic	0.21	0.11	0.44

Net income per share, diluted	0.20	0.11	0.44

181,250 options to purchase common shares were excluded in the computation of 2009 diluted net income per share as their effects were anti-dilutive.

164,500 options to purchase common shares were excluded in the computation of 2010 diluted net income per share as their effects were anti-dilutive.

159,500 options to purchase common shares were excluded in the computation of 2011 diluted net income per share as their effects were anti-dilutive.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

16.	STAFF RETIREMENT PLANS

The Group operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong.  The MPF are defined contribution schemes and the assets of the schemes are managed by a trustee independent to the Group.

The MPF are available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong.  Contributions are made by the Group at 5% based on the staff's relevant income.

The Group's full time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The China labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $117, $160 and $126 for the years ended March 31, 2009, 2010 and 2011, respectively.

17.	STOCK OPTIONS

The Group has adopted the 1996 Stock Option Plan (the "Option Plan").  The Option Plan provides for the grant of options to purchase common shares to employees, officers, directors and consultants of the Group.  The Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of common shares subject to the option and the option's exercisability.  The maximum exercisable period of options granted under the Option Plan is five years.

Because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, on June 26, 2010, the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”). The 2010 Option Plan replaced the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. To date, no options have been granted under the  2010 Option Plan.

No options were granted by the Company for the years ended March 31, 2009 and 2011.  The fair value of options granted to employees and directors in fiscal year 2010 was $0.95 per stock option, determined using the Black-Scholes option-pricing model based on the following assumptions:

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS - continued

2010
Stock price	$1.65
Risk-free interest rate	1.39%
Expected life	3 years
Expected volatility	99.8%
Expected dividend yield	1.80%

The Group estimated the expected based on volatility of historical weekly stock prices for the three years prior to the date of grant.  The risk-free interest rate assumption is based upon the average daily closing rates during the preceding quarter for U.S. treasury notes that have a life which approximates the expected life of the option.  The dividend yield assumption is based on the Group's history and expectation of dividend payouts.  The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.  The expected life assumptions are established through the review of annual historical employee exercise behavior of option grants with similar vesting periods.

The options vest in accordance with the terms of the agreements entered into by the Group and the grantee of the options.

The options granted under the Option Plan resulted in a compensation expense of $14, $12 and $19 for the years ended March 31, 2009, 2010 and 2011, respectively, which is included in selling, general and administrative expenses.  Options awards granted in 2010 are generally with an exercise price equal to the market price of the Group's stock at the date of grant; those option awards generally have a vesting period of 1 year.

As of March 31, 2010, there was $19 of unrecognized compensation cost related to non-vested stock options granted under the Option Plan.  The cost was expected to be recognized over a weighted-average period of 219 days.

As of March 31, 2011, there was no unrecognized compensation cost related to non-vested stock options granted under the Option Plan.  There were no non-vested stock options as at March 31, 2011.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS - continued

A summary of stock option activity during the years ended March 31, 2009, 2010 and 2011 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$
Outstanding as of April 1, 2008	184,250	3.58	1.11	2.93
Lapsed/cancelled	(16,750)	2.87	1.21
Outstanding as of March 31, 2009	167,500	3.65	1.10	2.14
Granted	33,000	1.65	0.95
Lapsed/cancelled	(3,000)	(3.50)	1.09
Outstanding as of March 31, 2010	197,500	3.32	1.67	2.75
Exercised	(10,000)	2.54	0.98
Lapsed/cancelled	(64,500)	3.50	1.16
Outstanding as of March 31, 2011	123,000	3.29	1.04	1.44
Exercisable as of March 31, 2011	123,000	3.29	1.04	1.44

The aggregate intrinsic values of the stock options outstanding as of March 31, 2010 and 2011 were $29 and $45, respectively.

The aggregate intrinsic values of the stock options exercised during the year ended March 31, 2011 were $11.  No stock options were exercised during the years ended March 31, 2009 and 2010.

18.	STOCK COMPENSATION

Director's stock compensation

The Company entered into an employment contract with the Chief Executive Officer of the Company ("CEO") on April 1, 2004, which entitles the CEO to an annual bonus of 29,154 common shares upon completion of his service with the Group for the years ended from March 31, 2004 to 2009.  The grant date of the share award was determined to be April 1, 2004.

The annual bonus of 29,154 common shares for service provided by the CEO for the years ended March 31, 2008 and 2009 were issued to the CEO in 2009 and 2010, respectively. The Group recorded a compensation expense of $160 and nil for the years ended March 31, 2009 and 2010, respectively, based on the fair value of the shares granted as of April 1, 2004, which is included in selling, general and administrative expenses.  No such shares were issued, nor were such compensation expenses recorded for the year ended March 31, 2011.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

18.	STOCK COMPENSATION - continued

Shares issued to consultant

Pursuant to the consulting agreements entered into with a consultant, an independent third party, the Company grants 30,000 common shares to the consultant upon completion of his consulting service to the Group for the each of the years ended from March 31, 2010 and 2011.

30,000 common shares were issued to the consultant during the each of the years ended March 31, 2010 and 2011 and the Group recorded a compensation expense of $27 and $56 for the years ended March 31, 2010 and 2011, respectively, based on the fair value of the shares granted at the date of grant, which is included in selling, general and administrative expenses.

19.	SEGMENT INFORMATION

The Group's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Group operates in two segments, Metal stamping and mechanical OEM segment and Electric OEM segment. The Metal stamping and mechanical OEM segment is focus on manufacturing and sale of metal parts and components. The Electric OEM segment is focus on manufacturing and sale of plastic and electronic parts and components.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION- continued

Intersegment sales arise from transfer of goods between subsidiaries.  These sales are generally at price consistent with what the Group would charge third parties for similar goods.  A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2009	2010	2011
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	22,332	13,922	18,530
Intersegment sales	5,199	6,220	6,790
	27,531	20,142	25,320
Electric OEM:
Unaffiliated customers	11,397	7,817	12,617
Intersegment sales	9,380	3,756	10,915
	20,777	11,573	23,532

Intersegment eliminations	(14,579)	(9,976)	(17,705)
Total net sales	33,729	21,739	31,147

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION - continued

	Year ended March 31,
	2009	2010	2011
	$	$	$
Operating income:
Metal stamping and Mechanical OEM	889	448	1,079
Electric OEM	234	20	1,086
Corporate	(242)	(137)	(439)
Total operating income	881	331	1,726

Interest expense:
Metal stamping and Mechanical OEM	126	35	34
Electric OEM	15	12	23
Total interest expense	141	47	57

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	529	359	369
Electric OEM	225	260	290
Corporate	28	16	8
Total depreciation and amortization	782	635	667

Capital expenditure:
Metal stamping and Mechanical OEM	84	47	615
Electric OEM	20	69	412
Total capital expenditure	104	116	1,027

		As of March 31,
		2010	2011
		$	$
Total assets:
Metal stamping and Mechanical OEM		11,359	11,062
Electric OEM		4,949	8,118
Corporate		44	219
Total assets		16,352	19,399

		As of March 31,
		2010	2011
		$	$
Long-lived assets:
Metal stamping and Mechanical OEM		1,292	1,519
Electric OEM		759	892
Total long-lived assets		2,051	2,411

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION - continued

All of the Group's sales are co-ordinated through its head office in Hong Kong.  The Group considers revenues generated from physical location of customers and the breakdown by destination is as follows:

	Year ended March 31,
	2009	2010	2011
	$	$	$
Net sales:
Hong Kong and China	14,290	7,584	8,560
Other Asian countries	194	943	1,898
Europe	16,031	11,738	15,069
United States of America	2,949	1,152	5,620
Others	265	322	-
	33,729	21,739	31,147

All of the Group's long-lived assets are located in Hong Kong and China.

20.	RELATED PARTY TRANSACTION

Pursuant to an agreement dated November 18, 2009, the Group transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration during year ended March 31, 2010. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and was the legal representative and a key employee of Kayser Wuxi. The Group had assessed and concluded that any fair value attributable to the 19% financial interest transferred to Mr. You Ming would be insignificant. As a result of such transfer, the Group held 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29% as of March 31, 2010.

There is no related party transaction for the year ended March 31, 2011.

21.	SUBSEQUENT EVENT

The Company commenced a reorganization to restructure its operations to a corporate structure that would allow it to continue its operations in China in April 2011.  As part of this reorganization, the Company (i) has formed a WFOE, Nissin Metal and Plastic (Shenzhen) Company Limited ("Nissin Shenzhen"), on May 18, 2011, and (ii) is currently transforming and transferring the operations of a subsidiary, Nissin Precision Metal Manufacturing Limited, to Nissin Shenzhen.

*   *   *   *   *   *