Form 20-F
period 2012-03-31
HIGHWAY HOLDINGS LTD
filed 2012-06-29
CIK 1026785

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012.

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
roland.kohl@highwayholdings.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,783,874 Common Shares were outstanding as of March 31, 2012.

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

FORWARD - LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under “Item 3. Key Information.” Forward-looking statements include, but are not limited to, statements relating to:

•	the Company’s goals, strategies and expansion plans;

•	the Company’s business development, financial condition and results of operations;

•	changes in the original equipment manufacturing (“OEM”) market;

•	the demand for, and market acceptance of, the Company’s products and services;

•	the Company’s relationships with major customers;

•	economic factors in Hong Kong and Shenzhen, China, that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

•	general economic and business conditions affecting the Company’s major customers;

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

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2012 and the balance sheet data as of March 31, 2012 and 2011 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2009 and 2008 and the balance sheet data as of March 31, 2008, 2009 and 2010 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2008	2009	2010	2011	2012
Statement of Operations
Net sales	$33,164	$33,729	$21,739	$31,147	$25,370
Gross profit	5,074	6,704	4,700	6,553	5,121
Operating (loss) income	(2,277)	881	331	1,726	230
Net (loss) income attributable to Highway Holdings Limited shareholders	(1,921)	768	420	1,650	184
Per share amounts
Net (loss) income-basic	$(0.50)	$0.21	$0.11	$0.44	$0.05
Net (loss) income-diluted	(0.50)	0.20	0.11	0.44	0.05
Dividend declared & paid (1)	0.035	—	0.03	0.24	0.20
Weighted average number of shares:
Basic	3,810	3,744	3,755	3,765	3,778
Diluted	3,810	3,774	3,758	3,777	3,788
Dividend declared (1)	132	—	113	905	756

(1)	Dividends declared for all periods were declared and paid as cash dividends.

Balance Sheet Data

Property, plant and equipment, net	$3,646	$2,840	$2,051	$2,411	$2,027
Working capital	7,556	9,040	9,803	10,674	10,221
Total assets	20,490	17,811	16,352	19,399	16,579
Long term debt	833	553	295	672	377
Common shares	38	37	38	38	38
Total equity	10,545	11,449	11,672	12,565	11,998
Common shares issued and outstanding	3,820	3,721	3,780	3,781	3,784

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. The following discussion highlights all the material risks the Company faces.

The Company’s Recent Reorganization Into Foreign Invested Enterprise Exposes the Company’s Manufacturing Operations to Rules and Regulations That Previously Did Not Affect the Company. Since the Company commenced its manufacturing operations in China in 1991, the Company has conducted a majority of its operations at a single facility located in Long Hua, Shenzhen, China. The Company’s operations in Long Hua, Shenzhen, China, were conducted pursuant to various agreements entered into, primarily, between two of the Company’s subsidiaries and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Pursuant to the BFDC Agreements, the BFDC was the party responsible for providing manufacturing facilities for the Company and for supplying workers to the Company. The Company paid the BFDC a management fee and certain other charges for the use of the facilities and the services of the workers. As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements, the Company’s operations in Long Hua, Shenzhen, were not subject to many of the rules and regulations that would be imposed on entities which are considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China). For example, the Company did not have to apply for permits or licenses in China or to register to do business in China and received beneficial treatment with respect to import/export taxes and duties.

The stated term of the BFDC Agreements continues until 2016. However, despite the stated term of the BFDC Agreements, in 2010, the Company received official governmental notice that the foregoing BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries, would have to reorganize their operations by no later than June 30, 2012. The Company was informed that, despite the 2016 expiration dates, the Company could no longer operate under the BFDC Agreements after June 30, 2012. As a result of the foregoing governmental decree, in 2011 the Company commenced a major reorganization to restructure its operations to a corporate structure that would allow it to continue its operations in China. As part of this reorganization, the Company (i) formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, (ii) discontinued its operations under one of its two principal BFDC Agreements, and (iii) transferred the assets, equipment, employees and manufacturing operations of Nissin Precision Metal Manufacturing Limited (herein referred to as “Nissin HK”), one of its Hong Kong subsidiaries, to Nissin PRC. The second operating entity in Shenzhen, China, has continued to operate in Shenzhen under the existing BFDC Agreement and intends to operate until the BFDC Agreement is revoked (although the BFDC Agreements are currently scheduled to be revoked on June 30, 2012, the governmental agencies may permit the BFDC Agreements to remain in effect for an unspecified period). A foreign owned subsidiary, such as Nissin PRC, that is registered in China is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”). As a new PRC registered WFOE, Nissin PRC is now be permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China under the BFDC Agreements. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. However, since the Company only recently transformed part of its operations in the PRC into a WFOE, the actual additional burdens and costs are still uncertain, and the full effect on the Company, its operations and its financial results is still unknown. No assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC.

The Transformation of the Operations of Nissin Precision Metal Manufacturing Limited Into a Wholly Foreign Owned Enterprise Has Increased the Company’s Cost of Operations in Shenzhen, China, and Could Result in Substantial Additional Unexpected Costs. As part of the governmentally required conversion of the operations of Nissin HK into a WFOE, the Company formed Nissin PRC as a new, wholly-owned limited liability company that is registered in the PRC and is governed by the PRC’s company laws and regulations. The cost of conducting operations through Nissin PRC is substantially higher than the operating cost was for that enterprise operating under the BFDC Agreements. The regulations imposed on Nissin PRC have resulted in increased taxes and increased regulatory and accounting burdens. For example, Nissin PRC has to charge value added tax (“VAT”) on all of the products that its sells locally, and has to pay VAT on materials it imports. For all components and/or products that Nissin PRC’s exports that contain imported materials, only a portion of the VAT that Nissin PRC previously paid for those materials is refunded, which effectively adds approximately 4% to the cost of the materials. These cost increases have negatively affected the Company’s profit margins and reduced its overall competitiveness with its international customers. No assurance can be given that the cost of operating Nissin PRC as a WFOE will not continue to increase and will not further negatively affect the Company and its operations.

Termination of the BFDC Agreement with Hi-Lite Camera Company Limited Will Substantially Increase the Company’s Overall Cost of Operations in China. As described above, the Company was forced to convert one of its two businesses in Shenzhen, China, to become a PRC registered company and was forced to discontinue that subsidiary’s operations under its BFDC Agreement. However, the Company has continued to operate Hi-Lite Camera Company Limited “Hi-Lite”), its second subsidiary, in Shenzhen under its existing BFDC Agreement. The ability of Hi-Lite to operate in Shenzhen under the BFDC Agreement allows a part of the Company’s business to continue to operate under the lower cost BFDC arrangements. Accordingly, the Company intends to continue the operations of Hi-Lite in Shenzhen until its BFDC Agreement is discontinued or terminated. Under the prior governmental edict, Hi-Lite was supposed to cease operating under its BFDC Agreement and the subcontract form of operations by July 1, 2012. However, the Company believes that the local governmental authorities may postpone the July 1, 2012 deadline. If the July 1, 2012 deadline for terminating Hi-Lite’s BFDC Agreement is extended as anticipated, the Company will continue to operate Hi-Lite under its current arrangement. No assurance can be given that the July 1, 2012 termination date will, in fact, be extended and that Hi-Lite will not be forced to cease its current form of operations. In addition, if the July 1, 2012 deadline is postponed, such postponement may not be permanent and may only last a short period. If and when the termination of the BFDC Agreement for Hi-Lite does occur, the Company’s cost of operations will increase, which could further negatively affect its competitiveness.

Failure to Renew the Long Hua, Shenzhen, Leases Would Materially Change The Company’s Future Operations. The Company’s sole current manufacturing facilities, located in Long Hua, Shenzhen, China, consist of approximately 450,000 square feet of space that are used for manufacturing and as dormitory facilities. These facilities are leased pursuant to six leases (the “Premises Leases”). The Premises Leases expire on February 28, 2013. The Company has notified its landlord that it would like to continue the lease on most of the current facilities after February 28, 2013, but that the Company does not want to extend the Premises Leases for the entire 450,000 square foot facility. The Company does not yet know if the landlord will agree to renew the Premises Leases when they expire and, if it does, whether the landlord will agree to a lease for a smaller facility. If the Company is not able to reach a suitable agreement with the landlord of the Premises Leases, the Company will have to relocate its manufacturing facility to another, as yet unidentified, location and facility. The Company believes that currently there are other alternative facilities available to the Company in or near Long Hua, Shenzhen. However, the number of such other facilities near its current location is limited, and the Company may not be able to find facilities that suit its needs, are in a geographically desirable area, and that are financially acceptable. Since the formation in 2011 of Nissin PRC, the Company’s PRC registered subsidiary, the Company may legally move its manufacturing facilities to other regions that may offer suitable facilities. Accordingly, unlike in previous years, the Company has more flexibility in moving its facilities and, therefore, more flexibility in its negotiations with its landlord. However, if the Company does not renew the Premises Leases and has to relocate its facilities, in whole or in part, the relocation of the Company’s principal manufacturing facilities to alternative facilities will be costly, will materially disrupt the Company’s operations, could result in the Company having to pay increased rent and fees, and could adversely affect the Company’s operations, its business, and its financial condition during the relocation. Accordingly, the expiration and non-renewal of the Premises Leases could have a material adverse affect on the Company’s operations and financial condition in the near future. No assurance can be given that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in February 2013 or that any such renewal will be on terms favorable to the Company.

Recent Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, China, in Particular, Have Significantly Increased the Costs and Risks of Doing Business. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to lifelong employment), and safety regulations for buildings and workers. For example, the Shenzhen municipal government recently issued the Interim Measures on the Administration of Housing Funds that require all local businesses to make contributions to a housing fund, which contributions range from 5% to 20% of an employee’s salary. This contribution has significantly increased the Company’s cost of labor. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies. Certain parts of China, including the Company’s facilities in Long Hua, Shenzhen, have in the past experienced shortages of electricity and water, which could negatively affect the Company. The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations. The foregoing changes in labor and environmental rules and regulations, among others, adversely affected the Company’s recent financial results. No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

Internal Fiscal, Regulatory and Political Changes May Negatively Affect The Company’s Operations in China. The Company’s sole manufacturing facility is located in China. As a result, the Company’s operations and assets are subject to all of the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. The Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time, or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments.

Further Upward Revaluation Of Renminbi Yuan Will Increase The Company’s Cost of Operations And Could Reduce Its Profitability. As a company whose manufacturing operations are entirely based in China and whose operating expenses in China are paid in RMB, the Company is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Since the fixed China currency exchange rate ended in July 2005, the yuan has appreciated relative to the U.S. dollar. Nevertheless, the United States and certain European countries have continued to call for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB compared to the U.S. dollar. In response to the demand for a revaluation of the renminbi, the Chinese government has permitted the RMB to appreciate in value (over 29% of cumulative appreciation since July 2005, when China abolished the yuan’s peg to the dollar). There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company’s financial results. Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and could have a material negative effect on its operations, sales and financial results.

Increased Wages And Recent Changes In The China’s Labor Laws Increasingly Have a Material Negative Affect The Company’s Operations And Continue to Increase Its Operating Costs. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. The enforcement of the overtime regulations limits the number of additional hours per month that a worker can work, which has effectively reduced the monthly salaries of workers who counted on overtime pay. In order to provide the workers with the monthly wages that the workers could have earned if overtime was not limited, the Company has had to substantially increase the salaries of its workers, who have demanded at least the same income as before when they could increase their income with more overtime hours. In addition, the newly enacted Interim Measures on the Administration of Housing Funds requires the Company to make contributions to a housing fund, which contributions range from 5% to 20% of an employee’s salary. These increases in labor costs have increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers and has caused a few of its customers to transfer their business to other OEM manufacturers. In addition, under the new law, employees who have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn. The changes in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company’s manufacturing facilities. No assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws. In part to reduce the cost of its workers, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations. However, the cost of acquiring and installing automation equipment is high, and the increases in productivity and a decreases in the marginal cost of production that result from automation may not fully offset the additional labor costs. In addition, many operations cannot be automated without disproportionate expense, and the Company may not be able to further reduce its costs through automation. If labor and operating costs continue to increase, the Company, and the other OEMs operating in Shenzhen, may lose their labor cost advantage to other developing countries, which could result in a loss of customers and revenues for the Company.

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

The Global Economic Uncertainty and Weakness Has Adversely Affected The Company’s Business And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So. Most of the Company’s customers are international companies that operate globally or serve global markets. As a result, the Company’s customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. The business environment for many of the Company’s customers has been challenging as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company’s customers’ products, the amount and timing of their orders, the financial strength of those customers and the Company’s suppliers, and/or the Company’s suppliers’ and customers’ ability to fulfill their obligations. Even though there are signs that an overall economic recovery is beginning, the global economic uncertainty is expected to continue to affect the Company’s operations, earnings and financial condition. This instability continues to affect the prices at which the Company can sell its products, which also adversely affects the Company’s earnings and financial condition and its relations with its customers.

The Company is Financially Dependent Upon a Few Major Customer. During the years ended March 31, 2010, 2011 and 2012 the Company’s sales to its three largest customers for such periods accounted for approximately 50.5%, 50.7% and 52.8% of net sales respectively. See “Business—Major Customers.” While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. For example, during the fiscal year ended March 31, 2012, one of the Company customer’s relocated most of the manufacturing previously done by the Company to Mexico, and a second customer shifted a material portion of its manufacturing to a lower price provider. Although one of the foregoing customers has shifted part of its manufacturing back to the Company, the actions by these two customers significantly reduced the Company’s revenues and contributed to the $5,777,000 reduction in revenues in 2012. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, most of the Company’s revenues are dependent upon periodic orders from these major customers, and the amount of sales to these customers fluctuates from time to time. In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2010, 2011 and 2012 accounts receivable from the three customers with the largest receivable balances at year-end represented 55.3%, 62.0% and 81.3% of the total outstanding receivables, respectively.

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

Dependence on the Long Hua, Shenzhen, China, Factory Complex. All of the Company’s manufacturing is currently conducted at a single facility in Long Hua, Shenzhen, China. Although the Company has, in the recent past, operated as many as four factories in China, the Company has closed or sold those other facilities and now operates its sole manufacturing facility in Long Hua, Shenzhen. As a result, the Company is once again dependent upon its Long Hua, Shenzhen facility for all of its operations and revenues. The loss of this facility, or any material disruption of its operations at this facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $14,600,000 covering its stock in trade goods and merchandize, furniture and equipment in China. The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

The Cost Of Purchasing Components Has Been Erratic And Could Increase, Thereby Negatively Affecting The Company’s Margins And Operating Results. The Company purchases many of the components used in manufacturing its products. An estimate of the cost of these components is included in the price that the Company quotes to its customers. However, the Company does not have written agreements with most of its suppliers of components. As a result, the Company’s agreements with most of its largest customers permit the Company to adjust the price of its products to reflect unexpected increases in the cost of raw materials or components. Because the Company cannot always pass unexpected price increases on to its customers, the Company bears the risk of component price increases under certain of its customer purchase orders. Accordingly, unanticipated increases in component prices could materially and adversely affect the Company’s gross margins and operating results.

Fluctuation in Foreign Currency Exchange Rates. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. Because of the Company’s operations in the PRC and Hong Kong, as well as its international base of customers, the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. Although the Company’s financial results were not significantly impacted in fiscal 2011 by currency rate fluctuations (the Company had a small, $7,000 currency exchange loss in fiscal 2011), the Company did realize a $126,000 currency exchange gain in fiscal 2012. Furthermore, the Company’s financial results previously have been significantly affected by currency fluctuations, and may be significantly affected again in the future. For example, in fiscal 2009 the Company had a currency exchange loss of $330,000, which was followed by a currency exchange gain of $173,000 for the fiscal 2010. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the Peoples' Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. On June 25, 2012, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 33.8% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to control and substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

The Company may not declare or pay cash dividends. The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company declared a dividend in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009), declared three dividends in fiscal 2011 (a dividend of $0.08 per share was paid October 28, 2010, a dividend of $0.08 per share was paid on December 24, 2010, and a dividend of $0.08 per share was paid on April 18, 2011), and one dividend early in fiscal 2012 (a dividend of $0.20 was paid on September 8, 2011). Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares. The Common Shares may not appreciate in value, or may decline in value.

Item 4.	Information on the Company

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands. Highway Holdings Limited currently conducts all of its operations through five controlled subsidiaries that carry out the Company’s business from Hong Kong and the Company’s sole factory in Shenzhen, China.

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China. From 1991 until recently (see, “2011 Reorganization” below), the Company’s the metal stamping and other operations have been conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). As a result of the BFDC Agreements, the Company’s Long Hua, Shenzhen, operations were provided with both manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company paid management fees based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex. Under the BFDC Agreements, the Company’s operations were limited by the terms of those agreements, and the Company could not sell its products in China.

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

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen that it has operated since 1991, the Company previously operated three other manufacturing facilities in China, which facilities were located in Pinghu, Wuxi and He Yuan. These facilities were all closed during the past three years. A summary of these prior facilities is set forth below.

Pinghu. In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a Hong Kong company primarily engaged in the business of the manufacture and supply of plastic parts and products. Golden Bright Plastic Manufacturing Company Limited specialized in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly. Golden Bright Plastic Manufacturing Company Limited maintained its factory in Pinghu, China, approximately 15 kilometers from the Company’s principal facilities in Long Hua, Shenzhen, China. The operations of Pinghu were severely affected by the labor strikes that affected the Company and most other manufacturers in the area during the fiscal year ended March 31, 2008. As a result, during fiscal 2009, the Company consolidated many of Pinghu’s administrative functions into its administrative headquarters in Hong Kong and then, in early 2010, terminated its manufacturing operations at the Pinghu facility and moved those operations to its Long Hua facility.

Wuxi. In December 2005, the Company formed Kayser (Wuxi) Metal Precision Manufacturing Limited (“Kayser Wuxi”) under the laws of China. Kayser (Wuxi) was a wholly-owned subsidiary of Kayser Technik Limited, one of the Company’s other subsidiaries. Kayser (Wuxi) was established in Wuxi, China, as a Chinese company to manufacture metal tools and parts for the internal Chinese market. The operations of Kayser (Wuxi) did not develop as anticipated. Revenues of this subsidiary were small (the subsidiary contributed approximately 2% to the Company’s annual revenues), and the subsidiary operated at a negative cash flow. As a result, the Company sold this subsidiary to a third party during the fiscal year ended March 31, 2011 (the sale was effected through the sale of the shares of Kayser Technik Limited).

He Yuan. The Company opened a manufacturing facility in He Yuan, China, in November 2005 to manufacture light fixtures. The He Yuan facility, located in the city of He Yuan, was intended to operate under a tax free arrangement similar to the BFDC agreements in Long Hua, Shenzhen. However, after the facility was established and became fully operational, the He Yuan government re-interpreted its own regulations and informed the Company that the facility was, in fact, subject to substantial taxes (including taxes on presumed profits, even though that facility had not yet produced profits). As a result of this change in the local government’s policy, the Company stopped all operations at the He Yuan facility in April 2009 and thereafter relocated the equipment back to Long Hua, Shenzhen.

2011 Reorganization. The BFDC Agreements that the Company has been operating under since 1991 are scheduled to expire in 2016. However, the regional governments announced in 2010 that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted after June 30, 2012. All foreign companies operating in China under this type of subcontract arrangement would have to transform their operations into companies organized and registered in China. In order to assist the foreign companies with this transition, and to encourage companies to convert their operations into China registered companies by June 30, 2011, the Chinese governmental authorities agreed to provide special administrative assistance in the transition, and agreed to provide special tax relief for those entities that (i) organize the new Chinese entity by June 30, 2011, and (ii) complete the transition, and the transfer of assets, by December 31, 2011. The tax relief includes a tax exemption from the VAT and import taxes that could otherwise be imposed upon the transfer of equipment and other assets held by foreign entities to the new Chinese companies.

The Company has been operating in Shenzhen, China, through the BFDC Agreements that were entered into by two subsidiaries known as (i) Nissin Precision Metal Manufacturing Limited (“Nissin HK”) and (ii) Hi-Lite Camera Company Limited (“Hi-Lite”). In order to comply with these new regulations, the Company in April 2011 commenced a major reorganization of its operations (the reorganization is herein referred to as the “Reorganization”) in Shenzhen and in Hong Kong. As part of the Reorganization, in May 2011 the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new, PRC-registered subsidiary, and commenced transferring its cash, assets, employees and operations under the BFDC Agreements of Nissin HK to Nissin PRC. The cash and assets transferred had a value of U.S. approximately $2 million. In addition to the foregoing transfer of cash and assets, Nissin HK, the Company’s Hong Kong subsidiary, also is selling U.S. $501,000 of assets to Nissin PRC, which sale is expected to be completed in mid-2012. Although the operations of Nissin HK have been transferred to Nissin PRC, Hi-Lite continue to operate under its current BFDC Agreement, and will continue to do so until its BFDC Agreement is terminated by the local authorities, at which time those operations will be phased out. As a result of the reorganization at the Company’s manufacturing facilities in Shenzhen, China, the Company has also had to increase certain of its administrative functions in Hong Kong. Following the reorganization, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at the one factory in Long Hua, Shenzhen, China.

As part of the Reorganization, the Company transferred the operations of Nissin HK to Nissin PRC. (A foreign owned subsidiary such as Nissin PRC that is established in China is commonly known as a foreign invested enterprise, a “FIE”, or as a “Wholly Foreign Owned Enterprise,” or as a “WFOE.”) In connection with the Reorganization, Nissin HK discontinued its BFDC Agreement and no longer conducts any operations in China. As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC will be subject to China’s tax codes and will be subject to the rules and regulations applicable to PRC registered companies. Nissin PRC is the largest among the Company’s two operations in China, and it owns all of the Company’s operating machinery and equipment. The smaller operations, those conducted by Hi-Lite, will continue to operate under its BFDC Agreements until operating under those agreements is prohibited (the local agencies initially indicated that operations under the BFDC Agreements would have to cease by June 30, 2012, although it appears that that deadline may be extended for an unspecified period).

As a result of the Reorganization, the Company is now structured as follow:

•	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

•	The Company’s administrative functions, and substantially all of its engineering and design functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

•	Substantially all of the Company’s manufacturing operations are now being conducted at the Company’s sole factory complex in Long Hua, Shenzhen, China, through Nissin PRC and, to a lesser extent, under the existing BFDC Agreement in effect with Hi-Lite.

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers. During the fiscal year ended March 31, 2012, substantially all of the Company’s manufacturing activities were conducted through its oldest factory complex in Long Hua, Shenzhen, China, at which the Company currently employs approximately 319 employees in all areas of manufacturing.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which parts and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, computer equipment, electrical components, electrical connectors, cameras, automobile accessories, vacuum cleaners, light fixtures, electro motors, air pumps, automobiles and dishwasher and other washing machine components. The Company also manufactures consumer products for its customers, such as cases for mobile phones. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is mainly due to: (i) its international management structure which includes Japanese, German, and Chinese nationals; (ii) its comparatively low labor and operating costs in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM customers and retain its existing customers. For example, the Company is now capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller metal stamping operations with which it used to compete in Shenzhen, the Company has adopted a plan to shift its focus from smaller, simple metal stamping projects for which the Company competes solely on price, to the manufacture of more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company’s new focus is on manufacturing more customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company’s vertically integrated and multi-disciplinary capabilities, the Company believes that it will is able to maintain reasonable gross margins.

In addition to its historical manufacturing operations, the Company in April 2009 formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and Messrs. Torsten Friedrichs and Kai-Olaf Moller, to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. The joint venture, a company formed in Hong Kong and known as Xenon Automation Asia Limited, utilizes the Company’s facilities in Hong Kong and China for its manufacturing operations. Under the current agreement, Xenon Automatisierungstechnik GmbH, a highly regarded German automation equipment company, supplies is engineers and provides the design, development and technical expertise to the joint venture, and the Company manufactures the automation equipment with its facilities and employees. The business plan of the joint venture is to design and build high quality equipment to meet the growing demand for automation equipment in China and, if requested, in other markets in Asia. The Company and its joint venture partners believe that there is a growing demand for automation equipment in China because the Chinese manufacturing economy is transitioning from a system based on cheap labor to a more industrialized manufacturing system. However, although the joint venture has manufactured some automatic assembly and handling systems, the joint venture has not achieved the sales goals that the members of the joint venture had anticipated. Accordingly, the joint venture partners have decided to re-evaluate the long-term plans for this joint venture later in 2012 after certain other sales initiatives have been concluded. To date, the financial impact of this joint venture on the Company’s financial condition has not been material.

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

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. Recently, however, the Company expanded the types of products that it manufactures as well as location of its customers. Historically, the Company has manufactured high-quality parts and components for European (primarily German) and Japanese companies. The Company has now also expanded its operations to include consumer products, such as the specialized mobile phone covers that it manufactured for a U.S. company in the fiscal year ended March 31, 2012. For the fiscal year ended March 31, 2012, approximately 57.9% of the Company’s revenues were derived from OEM metal stamping and mechanical manufacturing, and approximately 42.1% was derived from OEM electric (including plastics) manufacturing operations of the Company.

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

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The newly installed automated machinery has reduced the number of workers at the Company’s facilities. As a result of its increased automation, the Company has been able to reduce its workforce from an average of approximately 1,200 workers in fiscal 2008 to an average of approximately 670 workers in fiscal 2012. In addition to robotics that replace manual labor, the Company has also invested in machines for use in plastics manufacturing, new Computer Numerical Control (“CNC”) tooling machines, one CNC measurement machine, new electronic injection molding machines, new stamping machines, and spectrum analyzers. Although the automation that has taken place at the Company’s facilities to date has reduced the Company’s headcount, these benefits have largely been offset by continuous increases in labor costs and other related expenses. Accordingly, the Company’s overall cost of manufacturing has not significantly declined as a result of automation, the benefits of additional automation are uncertain.

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

Expansion by acquisition, merger, subcontract and other means: The Company continues to believe it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to access low cost labor, to gain technology know how, to expand its product offerings, and to increase its customer base. Because labor costs have risen substantially in recent years, Chinese labor costs now exceed those of other Asian countries. Accordingly, in order to remain competitive, the Company may shift some of its labor intensive operations from Shenzhen, China, to other lower cost Asian countries. The Company is currently exploring the first of such possible arrangements and may, in the near future, outsource some of its labor functions to other low cost Asian countries, such as Myanmar. Any work performed in other Asian markets for the Company would, however, be supervised and controlled by the Company in order to assure that the Company’s quality standards are maintained. Although the Company evaluates potential strategic relationships and acquisition targets of a regular basis, the Company has not entered into any agreements for such potential transactions.

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

Using separate shifts, part stamping and plastic molding can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese public holidays. Due to the strict quality requirements of customers, each machine is subject to stringent in-process quality controls.

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

Transportation

Most of the sales agreements entered into by the Company are either “ex-works” agreements (in which the Company makes the goods available at its premises) or F.C.A. agreements (in which the Company hands over the goods, cleared for export, into the custody of the first carrier).

Improved roads and highways in China have facilitated intra-China transportation, and the Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and generally have improved the flow of cross-border goods. The Company’s facilities in Long Hua, Shenzhen, China, are located near both Hong Kong and the seaport in Shenzhen. Many of the Company’s customers use the Shenzhen seaport rather than the port of Hong Kong.

Customers and Marketing

The Company’s sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2010, 2011 and 2012:

	Year Ended March 31
	2010	2011	2012
Geographic Areas:
Hong Kong and China	34.9%	27.5%	23.4%
Europe	54.0%	48.4%	55.3%
Other Asian countries	4.3%	6.1%	3.9%
United States	5.3%	18.0%	17.4%
Others	1.5%	—	—

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Year Ended March 31
	2010	2011	2012
Segment Sales:
Metal Stamping and Mechanical OEM	64.0%	59.5%	57.9%
Electric OEM	36.0%	40.5%	42.1%

Most of the Company’s customers for its parts, components, and subassemblies generally are themselves manufacturers. The Company’s products are sold primarily to Japanese and German owned companies to be used in finished goods produced by OEMs or other contract manufacturers in China. However, during the fiscal year ended March 31, 2012, the Company also generated net sales of finished products that it sold to wholesalers and distributors. Such finished product sales included mobile phone covers, radio chimes, and light fixtures.

The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows. During the past few years, the Company has employed a number of foreign sales persons to complement the activities of its officers and in-house sales personnel. Due to the international nature of senior management, the Company believes that it has been able to bridge the cultural, language and quality perception gaps that concern certain Japanese and German companies when dealing in China.

Major Customers

For the fiscal year ended March 31, 2012, three customers each accounted for more than 10% of the Company’s net revenues (or 52.8% collectively of the Company’s net sales). During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s orders decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

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

Industrial Property Rights

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business. Instead, the Company relies on its industry expertise, knowledge of niche products and strong long-term relationships with its customers. The Company does, however, own some patents on its clock and camera technologies. Since the Company does not currently generate significant revenues from products covered by these patents, the patents currently are not relevant to the Company’s principal operations, and their carrying value has been written off on the Company’s consolidated financial statements.

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

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, the Company’s sole manufacturing facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to life-long employment), and safety regulations for buildings and workers. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized. As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The Shenzhen municipal government recently also issued the Interim Measures on the Administration of Housing Funds that require all local businesses to make contributions to a housing fund, which contributions range from 5% to 20% of an employee’s salary. These increases in labor costs have increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to downsize its workforce.

Since establishing its operations in China in 1991, the Company has operated its main manufacturing facility in Long Hua, Shenzhen, pursuant to the BFDC Agreements. Under these agreements, the local governmental authority was contractually responsible for providing manufacturing facilities and supplying workers to the Company, and the Company’s operations in Long Hua, Shenzhen, were not subject to many of the rules and regulations that were imposed on entities that were considered under China law to be doing business in China as wholly owned subsidiaries organized in China. As a result, the Company was not required to apply for permits or licenses in China or to register to do business in China. As part of the Reorganization, the Company discontinued the operations of one of its subsidiaries under the BFDC Agreements, and it now conducts part of its operations in the PRC through a wholly-owned subsidiary that is registered in China as a limited liability company. As a result, the largest part of the Company’s operations in China is now subject to all of the rules and regulations that previously did not apply to its operations in the PRC. Although the Company believes that it has structured its new operations in the PRC to comply with the governmental regulations that are applicable to its new corporate structure, the exact scope, effect and impact of these government regulations on the Company’s wholly-owned Chinese subsidiary, and therefore on its assets and operations, are still unknown.

The Chinese government continues to increase the enforcement of certain environment protection laws, which are restricting some common practices and/or increasing the Company’s cost of operations. In addition to enhanced governmental environmental regulations, the Company also has to comply with environmental laws applicable to its customers, such as recently adopted regulations of the European Union and Japan known as the Restriction on Hazardous Substances (known as “RoHS”) and the European Union’s Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (known as “REACH”). The RoHS and REACH rules and regulations prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury) and chemicals that may pose health and environmental risks. The Company believes that its operations are RoHS and REACH compliant.

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 25, 2012, Highway Holdings Limited had nine wholly-owned subsidiaries, of which some are dormant or being deactivated. The Company currently conducts its business primarily through five wholly-owned subsidiaries. Details of the Company’s five principal operating subsidiaries and their facilities as of June 25, 2012 are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities

Hong Kong	Hi-Lite Camera Company Limited	November 10, 1978	Manufacturing OEM products

Hong Kong	Kayser Limited	August 24, 1997	Trading of OEM products

Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products

China	Nissin Metal and Plastic (Shenzhen) Company Limited	May 18, 2011	Manufacturing and assembling metal, plastics, mould and electronic products, and automation equipment

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

Hong Kong/Operating Headquarters and Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Golden Bright Plastic Manufacturing Company Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. Both of these offices are leased under leases that expire on March 20, 2014. The aggregate monthly rental cost of these offices is $8,723 per month.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $2,398 per month under an agreement that expires in December 2012.

Shenzhen, China/Manufacturing Facility

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company’s employees. This space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There are also offices for production management, production engineering, and production support administration on the premises. The term of the leases expires on February 28, 2013. The utilization rate of these facilities at the end of the fiscal year ended March 31, 2012 was only approximately 60% of its maximum capacity. Accordingly, the Company has more manufacturing space than it needs for its current purposes, and its current facilities will continue to satisfy the Company’s space needs in the near future. In connection with its discussions with its landlord to extend the lease after February 28, 2013, the Company has informed its landlord that it does not desire to lease all 45,000 square meters in the future. The Company and the landlord have commenced negotiations regarding the status of the lease after Februry 28, 2013, and assurance can be given that the Company will be able to renew its lease and be permitted to reduce the amount of space that it leases. The failure to continue to lease some or all of the current facilities will require the Company to relocate some or all of its facilities, which relocation could negatively impact the Company’s operations and financial condition. See, “Risk Factors-Failure to Renew the Long Hua Leases Would Materially Change The Company’s Future Operations.”

As is common in southern China, the factory complex has dormitory facilities to accommodate factory workers. The Company has leased approximately 72,000 square feet of space at Long Hua, Shenzhen, China which is used as dormitories for its factory workers.

4.A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past three years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its multi-national clients. Although the Company manufactures metal, plastic and electronic parts and products for its customers, it treats its (i) metal stamping and mechanical OEM manufacturing operations, and its (ii) electric OEM manufacturing operations, as two separate business segments.

The worldwide economic downturn that commenced in the fall of 2008 did not immediately affect the Company because most of its orders are longer term orders that were not cancelled. For the year ended March 31, 2009 (“fiscal 2009”), the Company’s revenues were $33,729,000. However, during most of 2009 (i.e., the Company’s fiscal year ended March 31, 2010), the worldwide economic slowdown in general, and in the manufacturing industry in particular, directly impacted the Company’s business and financial condition and its results of operations. The worldwide financial crisis resulted in a sharp reduction in the demand for the products sold by the Company’s customers, which has resulted in fewer purchase orders for the Company’s products from the Company’s customers. Because there is a delay between the time that the Company receives orders and the time that the Company completes the orders and ships the customer’s products, the slowdown in orders received during the third quarter of fiscal 2009 resulted in a significant decrease in shipments and revenues starting with the fourth quarter of fiscal 2009 and continued through the fiscal year ended March 31, 2010 (“fiscal 2010”). In addition to lower demand for the Company’s products, the economic downturn also resulted in increased pricing pressures and lower prices. These factors further reduced the amount of revenues that the Company generated in fiscal 2010.

The Company’s revenues and profitability partially rebounded during the fiscal year ended March 31, 2011 (“fiscal 2011”) as some customers began to replenish some of their inventories and parts supplies, and as some of the Company’s price increases were realized. In addition, the Company also received larger orders for consumer plastic parts from a new customer. In the fiscal year ended March 31, 2012 (“fiscal 2012”), that customer has moved the manufacture of its parts from the Company to a manufacturer located in Mexico. During fiscal year 2012, certain of the Company’s established customers reduced their purchase orders with the Company compared to fiscal 2011. While the Company believes that orders from these existing clients will improve this year ending March 31, 2013, the uncertainties of the European financial crisis may continue to negatively impact orders from European customers. Orders from European customers constituted 55.3% of total sales in fiscal 2012.

As described in this Annual Report, the Company has taken several actions to reduce its operating costs, including in particular steps to reduce its labor costs. During the past several years, increased wages, high turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund have continued to increase labor costs. In addition, the local government’s proclamation that all subcontract license companies had to convert their operations to a WFOE form of ownership, has further raised the cost of operating in China. As a new PRC registered company, the Company’s subsidiary now has to comply with the more burdensome permitting requirements, has to increase its record keeping functions, and has to pay VAT on imports (which taxes, net of tax credits, add approximately 4% to the cost of the materials). The combination of the increasing labor costs and the costs and administrative burdens of operating as a PRC registered company have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor cost increases and the other burdens imposed on the Company’s PRC operations, the Company is considering shifting some of its labor intensive operations from Shenzhen, China, to other lower cost Asian countries. The Company is currently exploring the first of such possible arrangements and may, in the near future, outsource some of its labor functions to nearby Asian manufacturers. Any work performed in other Asian markets for the Company would, however, be supervised and controlled by the Company in order to assure that the Company’s quality standards are maintained.

The Company is not taxed in the British Virgin Islands, the state of its incorporation. The location of the Company’s administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong Profits Tax. To date, the Company has successfully claimed a 50% tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong. However, as a result of the conversion of one of the Company’s subsidiaries to a WFOE as part of the Reorganization, since December 2011 the foregoing Hong Kong tax benefit is no longer available to the Company. The statutory tax rate in Hong Kong currently is 16.5%, and there are no taxes on dividends or capital gains. However, because of the Company’s multi-jurisdictional operations, the Company’s overall tax rate varies from the current 16.5% rate.

Under the BFDC Agreements that used to apply to all of the Company’s operations in Shenzhen, the Company did not pay taxes in China based on the operations of the Shenzhen facilities because the Company was not considered to be a tax resident in China (the BFDC was responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements, which taxes were indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China were common in southern China for Hong Kong manufacturers. However, the local authorities have decreed that these arrangements must end by June 30, 2012, at which time such foreign operations would have to be converted to WFOEs if the new law is enforced. The Company has converted one of its two subsidiaries to a WFOE (the second subsidiary still operates under the BFDC Agreements). The cost of operating the WFOE is substantially higher than operating under the BFDC Agreement.

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

	Year Ended March 31,
	2010	2011	2012

Net Sales	100%	100%	100%
Cost of sales	78.4	79.0	79.8
Gross profit	21.6	21.0	20.2
Operating income	1.5	5.5	0.9
Non-operating income(1)	0.4	0.1	0.5
Income before income taxes	1.9	5.6	1.4
Income taxes	(0.1)	(0.4)	(0.7)
Net Income	1.8	5.2	0.7
Income attributable to non-controlling interest	0.1	0.1	0.0
Net income attributable to Highway Holdings Shareholders	1.9	5.3	0.7

Note:

(1)	Non-operating income includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) gain on disposal of subsidiaries, (iv) impairment loss on investment in equity investees, (v) impairment loss on property, plant and equipment, and (vi) other income.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Net sales for the fiscal year ended March 31, 2012 (“fiscal 2012”) decreased by $5,777,000, or 18.5% from the fiscal year ended March 31, 2011 (“fiscal 2011”). Net sales in fiscal 2012 were substantially lower due to the reduction of orders from three of its established customers. During fiscal 2012, the Company shipped approximately 14% less products than it did in fiscal 2011 as a decrease in these orders. Orders from existing customers decreased in part due to the worldwide economic downturn that negatively affected the Company’s customers, and in part to price increases by the Company. Net sales also decreased in fiscal 2012 as a result of a decrease in the average price per unit that the Company charged its customers. In fiscal 2012, the average selling price of its products decreased by 4.5%. The decrease in price was primarily the result of the product mix sold by the Company in fiscal 2012 (the Company sold more, lower price consumer parts as a percentage of all products shipped), rather than a decrease in the price of the same products sold in fiscal 2011 and fiscal 2012.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts and components. During fiscal 2012 net sales of both segments decreased. Net sales of the metal stamping segment (net of intersegment sales) represented $14,689,000 of the Company’s net sales, while the electrical OEM segment (net of intersegment sales) represented $10,681,000 of net sales. Net sales at the metal stamping segment decreased by 20.7% in fiscal 2012 from the prior year due to an almost $5 million decrease in orders from one of the Company’s primary metal stamping clients. That client is expected to increase its orders during fiscal 2013, although sales from that client are not expected to reach the level achieved in fiscal 2011. Net sales in the electric OEM segment decreased by 15.3% in fiscal 2012 compared to fiscal 2011 as a result of general weakness in net sales.

Gross profits as a percentage of net sales decreased to 20.2% in fiscal 2012 from 21.0% in fiscal 2011 due to higher labor costs and the increased cost of operating in China following the Reorganization. The legal minimum wage in Shenzhen, China, has increased significantly over the past few years (by 67% in the past three years). However, because of labor shortages and competition, the Company has to paid wages that are higher than the minimum wage. The Company’s actual average wage per employee increased by approximately 14% in fiscal 2012 over fiscal 2011, which negatively affected the Company’s gross margins. As a result of the decrease in the net sales and the decrease in the Company’s gross margins, the Company’s gross profits decreased in fiscal 2012 by $1,432,000, or 21.9%, compared to fiscal 2011.

Selling, general and administrative expenses for fiscal 2012 remained substantially unchanged from fiscal 2011, despite a decrease in net sales, and despite an overall reduction in the number of employees performing selling and administrative services. The Company’s selling, general and administrative expense did not decrease as net sales decreased because of an increase in wages and the need for additional staff to handle the increased record keeping functions imposed on Nissin PRC, the Company’s WFOE. During fiscal 2012, the Company transferred some of its employees to Nissin PRC. In order to induce the employees to transfer to a geographic area with much higher individual tax rates, we had to offer them a 20% increase in their wages. During fiscal 2012 the Company also incurred one-time costs that it currently does not expect to have to bear in future periods, such as the one-time costs of relocating employees from Hong Kong to Shenzhen as a result of the Reorganization, and the additional customs tax the Company paid after its prior customs contract expired. Because net sales decreased and selling, general and administrative expense did not, selling, general and administrative expense as a percentage of net sales increased from 15.5% in fiscal 2011 to 19.3% in fiscal 2012.

Due to the 18.5% decrease in sales, the drop in gross profit, and the Company’s inability to reduce its selling, general and administrative expenses in fiscal 2012, the Company’ operating income decreased to $230,000, compared to operating income of $1,726,000 in fiscal 2011.

The Company’s interest expenses slightly decreased from $57,000 in fiscal 2011 to $24,000 in fiscal 2012 as a result of lower trade financing costs due to lower net sales increases. For fiscal 2011, the Company had a currency exchange rate loss of $7,000, while the Company recognized a $126,000, currency exchange gain in fiscal 2012 mainly due to a gain realized on the disposal of Euros at the beginning of fiscal 2012 and fluctuations in the value of the RMB and Euro compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. The Company recognized other income of $34,000 in fiscal 2012, representing income from disposal of unneeded equipment. In fiscal 2011, the Company realized other income of $86,000, representing a gain from the sale of its subsidiary, Kayser Technik Limited, which included the Kayser (Wuxi) operation.

Compared to the prior year, the Company’s effective tax rate increased to 50.3% in fiscal 2012 compared to 7.0% in fiscal 2011. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2012. The increase in tax rates in fiscal 2012 is the result of one-time taxes incurred in the Reorganization and the transfer by the Company of the assets of its Hong Kong subsidiary to the newly formed Chinese WFOE (the Company’s new subsidiary that is registered in China).

The Company’s net income in fiscal 2012 decreased to $184,000 compared to net income of $1,650,000 in fiscal 2011 because of a decrease in net sales, a reduction in its gross margins, and an unchanged level of selling, general and administrative costs.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Net sales for the fiscal year ended March 31, 2011 increased by $9,408,000, or 43.3% from the fiscal year ended March 31, 2010. Net sales in fiscal 2010 were substantially lower that net sales in prior years as a result of the worldwide economic downturn that negatively affected the Company’s customers. The increase in net sales in fiscal 2011 was due in part to the improved economic conditions, the Company’s revised pricing strategy, and the Company’s ability to attract new customers.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. During fiscal 2011 net sales of both segments increased. Net sales of the metal stamping segment (net of intersegment sales) represented $18,530,000 of the Company’s net sales, while the electrical OEM segment represented $12,617,000 of net sales (net of intersegment sales). Net sales at the metal stamping segment increased by 33.1% in fiscal 2010 from the prior year due generally increased orders from the Company’s on-going clients. However, net sales in the electric OEM segment (which includes sales of plastic parts) increased by 61.4% due to manufacture and sales of plastic cell phone covers for a new customer.

As a result of the increase in the net sales, the Company’s gross profits increased in fiscal 2011 by $1,853,000, or 39.4%, compared to fiscal 2010. Gross profits as a percentage of net sales remained unchanged at approximately 21.0% even though the Company implemented measures to reduce its manufacturing expenses (primarily by increasing the amount of automation). An increase in the price of certain raw materials (including plastics) and a significant increase of wage rates off-set many of the Company’s cost saving efforts and the increased use of automation (which reduced the number of workers, despite the increase in net sales).

Selling, general and administrative expenses for fiscal 2011 increased by only 10.5% compared to fiscal 2010, even though net sales increased by 43.3%. The increase in the Company’s selling, general and administrative expense were kept in check despite of the strong increases in wages and the need for additional staffs to handle the increased level of business and net sales due to the Company’s cost control measure and increased utilization of its resources. Selling, general and administrative expense as a percentage of net sales decreased from 20.1% in fiscal 2010 to 15.5% in fiscal 2011.

Due to the 43.3% increase in sales, the increase in gross profit, and the Company’s ability to control its selling, general and administrative expenses in fiscal 2011, the Company generated operating income of $1,726,000 (compared to operating income of $331,000 in fiscal 2010) representing more than a 400% increase.

The Company’s interest expenses slightly increased in fiscal 2011 from $47,000 in fiscal 2010 to $57,000 as a result of increased trade financing to support the net sales increases and due to the additional long-term loans the Company obtained in August 2010. For fiscal 2011, the Company had a currency exchange rate loss of $7,000 as the Euro weakened against the U.S. dollar during most of fiscal 2011. The Company incurred a $173,000 of currency exchange gain in fiscal 2010. During the fiscal 2011 the Company shifted more of its European customers to billing in US dollars instead of Euros, and therefore the Company was less exposed to fluctuations in the exchange rate of Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. Despite the increased interest expenses and the currency exchange loss, the Company had non-operating income of $25,000, due to the gain realized from the sale of its subsidiary, Kayser Technik Limited, which included the Kayser (Wuxi) operation. The Company generated non-operating income of $79,000 in fiscal 2010 primarily as a result of the $173,000 currency exchange rate gain.

The Hong Kong statutory profits tax in fiscal 2010 and 2011 was 16.5%. However, the Company’s effective tax rate in fiscal 2011 increased to 7.0% (after taking into effect the different tax rate of subsidiaries operating in other jurisdictions) from 2.4% in fiscal 2010 due, in large part, to the increase in taxable income.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2010	2011	2012
	(In thousands)
Net cash provided by operating activities	$1,746	$2,005	$644
Net cash provided by (used in) investing activities	159	(708)	(305)
Net cash used in financing activities	(1,428)	(729)	(1,628)
Net increase/(decrease) in cash and cash equivalents	477	568	(1,289)
Cash and cash equivalents at beginning of period	5,809	6,279	6,864
Effect of exchange rate changes	(7)	17	-
Cash and cash equivalents at end of period	$6,279	$6,864	$5,575

As of March 31, 2012, the Company had working capital of $10,221,000, compared to working capital of $10,674,000 as of March 31, 2011. The Company’s current assets in 2011 and 2012 included $643,000 of cash deposits that were pledged to banks to secure the Company’s short term banking facilities.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For the fiscal 2012, the Company had $644,000 of positive cash from its operating activities primarily because of its $184,000 of net income, $670,000 of depreciation and amortization non-cash expenses, and a $1,073,000 decrease in accounts receivable (which amounts were partially offset by a $732,000 decrease in accounts payable, a $733,000 decrease in accrued expenses and other liabilities, and $67,000 decrease in inventories). Inventories and accounts receivable decreased in fiscal 2012 compared to fiscal 2011 due to the decrease in net sales. Accounts payable also decreased in fiscal 2012 as the amounts of the Company’s inventory and other purchases decreased in fiscal 2012 as a result of decreased net sales.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans. The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases. In fiscal 2012, the foregoing banking facilities were provided to the Company by DBS Bank (Hong Kong) Limited.

The DBS facility provides for a maximum letter or credit/trust receipt facility of $2,570,000 and for an aggregate of $259,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility are set at 0.25% per annum over Prime Rate for HKD bills or 0.25% per annum over Standard Bills Rate quoted by the Bank from time to time for USD bills or 2.5% per annum over the bank’s cost of funds for other currency bills. The DBS capital expenditure loans are repayable in monthly installments ranging from 8 months to 24 months. Interest rates under the DBS capital expenditure facility are set at 0.25% below the prime rate quoted by the bank from time to time. The DBS facility is also secured by a charge on various accounts maintained by one of the Company’s subsidiaries at that bank and by cross guarantees indemnities by Highway Holdings Limited. During fiscal 2011, the Company also obtained a government guaranteed long-term loan of $385,000 from DBS Bank (Hong Kong) Limited. The loan is part of a special program made available by the Government of Hong Kong Special Administrative Region. The DBS Bank loan is repayable in 36 equal monthly installments and bears interest at a rate of 1.75% per annum below the bank’s HKD Prime Rate. The Government of Hong Kong Special Administrative Region has guaranteed 80% of the amounts borrowed by the Company under this loan.

The Company also maintains a credit facility with the Dah Sing Bank, from which it has obtained a $385,000 loan. The Dah Sing Bank loan also is part of the loan guarantee program made available by The Government of Hong Kong Special Administrative Region, is repayable in 36 equal monthly installments and bears interest at a rate of 1.75% per annum below the bank’s HKD Prime Rate. The Government of Hong Kong Special Administrative Region has guaranteed 80% of the amounts borrowed by the Company under this loan.

As of March 31, 2012, the Company had no short-term borrowings outstanding under its credit facility, and had a total of $2,570,000 of available credit remaining under the DBS credit facility. The Company’s obligation under capital leases (including the current portion) and long-term loans (including the current portion) was $3,000 and $374,000, respectively, as of March 31, 2012. Because of the Company has significant working capital reserves and a significant amount of cash and cash equivalents, the Company believes that the DBS credit facility currently is sufficient for its projected needs. However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the current facilities may not be sufficient.

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

The Company generates all of its revenues from sales of products that it manufactures at its facilities in Shenzhen, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, rose 4.1% from December 2010 to December 2011. The minimum wage in China is 39% higher in 2012 than it was in 2009. However, because of the labor shortage in the Company’s region, the Company has not been able to hire workers for the minimum wage, and the Company’s actual labor costs have risen by over 67% in the past three years. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing increases in China’s inflation and material increases in the cost of labor will diminish the Company’s competitive advantage against OEM companies in other developing countries and, unless the Company is able pass on these increased labor costs to its customers by increasing prices for our products and services, the Company’s profitability and results of operations could be materially and adversely affected.

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

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB, as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the past few years as the value of the RMB compared to the U.S. dollar has increased during that period. During fiscal 2012, the RMB’s exchange rate to the U.S. dollar appreciated by approximately 3.4%, thereby increasing the Company’s costs and expenses that it paid in RMB during fiscal 2012 and adversely affecting the Company’s financial results. Accordingly, the Company’s operating costs (expressed in U.S. dollars) have increased and its earnings from its PRC operations have decreased. If the Company were to pass onto its customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make the Company’s products more expensive to its customers in the United States and the European Union, thereby decreasing its competitiveness.

For fiscal 2012, only 4.6% of the Company’s net sales were paid in Euros compared to 7.4% of net sales for fiscal 2011. The Company purchases parts and materials from certain European vendors and pays for those parts in Euros. In order to mitigate the currency exchange rate risk with its European customers related to changes in the value of the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars, and has entered into agreements with most of its European customers that either limit the exposure to currency fluctuations to approximately 5.8% or provide that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations. The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. In fiscal 2012, the Company realized a currency exchange gain of $126,000, mainly due to a gain on the disposal of Euros and a gain on the RMB deposit refund that the Company received from its Shenzhen landlord as part of a modification of our rental agreement.

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

Trend Information

For the current fiscal year ending March 31, 2013, the Company believes that it will continue to see increases in the operating costs and, in particular, the cost of labor as a result of additional regulations and the inflationary pressures present in China. If necessary, the Company will continue to attempt to pass these cost increases through to its customers although the Company may not be able to do so. As a result of the increase in labor costs in China in general, and in Shenzhen in particular, and as a result of the other new operating costs and burdens imposed on foreign manufacturers in China, the Company believes that OEM manufacturing in China will become less attractive to foreign companies, and that some work previously done in China will move to other developing countries in which the cost of doing business is now cheaper than in China. This trend will also affect the Company. Accordingly, in order to remain competitive, the Company is considering shifting some of its labor intensive operations from Shenzhen, China, to other lower cost Asian countries, and is already exploring the first of such possible arrangements.

For the current fiscal year, the Company is expected to experience a reduction in net sales due to the expected reduction in sales of plastic cell phone covers (the Company’s customer has transferred most of its manufacturing requirements from the Company to a Mexico facility). In order to offset the loss of this high volume, low margin business, the Company’s focus will be on increasing its net sales from high quality, larger international customers based mostly on the quality and reliability of the Company’s products. While still competing based on the price of its manufacturing services, the Company’s goal is to increase the amount of services that it provides to its larger, established international customers. The Company believes that it will be able to increase sales with its existing customers, although those increases are not expected to offset the decrease in net sales from the loss of the plastic cell phone covers.

As a result of the ongoing worldwide economic uncertainty and the steadily increasing prices charged by China manufactures to reflect the increased cost of operations in China, certain of the Company’s customers have informed the Company that they will reduce the amount of manufacturing services the Company provides and may move that work either to another developing country or back to Europe. The reduction in net sales to some existing customers is, however, expected to be offset, at least in part, by additional orders from other existing customer.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2012 to March 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2012 is as follows:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2013	2014	2015	2016	2017 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	1,029	976	53	-	-	-
Finance Leases	3	3	-	-	-	-
Capital commitment on purchase of property, plant and equipment	54	54	-	-	-	-
Purchase obligations	916	916	-	-	-	-
Long-term loans	374	262	112	-	-	-
Total	2,376	2,211	165	-	-	-

Recent Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standard Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04"). ASU 2011-04 amends FASB Accounting Standard Codification ("ASC") 820, Fair Value Measurements, ("FASB ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may lead to certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, ("ASU 2011-05"), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income ("OCI") by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU 2011-05 are effective for annual periods beginning January 1, 2012 and are to be applied retrospectively. However, in December 2011 this ASU was amended by ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12"), which defers the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of the provisions of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80), Disclosures about an Employer's Participation in a Multiemployer Plan, ("ASU 2011-09"). ASU 2011-09 requires an employer that participates in multiemployer pension plans, to provide additional quantitative and qualitative disclosures in order to provide users with more detailed information about the employer's involvement in multiemployer pension plans. In addition, it includes changes in the disclosures required for multiemployer plans that provide postretirement benefits other than pensions. ASU 2011-09 is effective for the Company's fiscal year ending after December 15, 2011. The adoption of the amendments to ASU 2011-09 is not expected to have a material impact on the Company's consolidated financial statements.

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

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Company’s products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

Allowance for doubtful debts is often based on complex judgments and assumptions that the Company believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.

The Company evaluates the recoverability of its accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. The Company regularly analyses its customer accounts, and when it becomes aware of a specific customer’s inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, the Company records a reserve for bad debts to reduce the related receivables to the amount that it reasonably believes is collectible.

If circumstances related to specific customers changes, the Company’s estimates of the recoverability of receivables will be further adjusted. In the event that accounts receivable become uncollectible, the Company records additional allowances to such receivables.

Item 6.            Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 25, 2012 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 15, 2012.

Name	Age	Positions
Roland W. Kohl	63	Chief Executive Officer, Director, Chairman of the Board
Holger Will	46	Chief Operating Officer
Alan Chan	48	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	65	Director
Uri Bernhard Oppenheimer (1) (2)	76	Director
Shlomo Tamir (1) (2)	65	Director
Kevin Yang Kuang Yu	55	Director
Irene Wong Ping Yim (1)	46	Director
Brian Geary (2)	55	Director
George Leung Wing Chan (1)	59	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2012 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $795,000. Mr. Kohl’s employment agreement was recently extended through March 2014. As a result of the current worldwide economic uncertainties and the Company’s recent modest performance, Mr. Kohl has voluntarily agreed in fiscal 2012 to temporarily reduce the amount of his total current monthly compensation.

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

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 25, 2012, together with the exercise price of such options and the expiration date of the options.

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

As a result, because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, in 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”) to replace the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. As of March 31, 2012, options granted under the 1996 Option Plan to purchase a total of 80,000 Common Shares were outstanding. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2012, no options had been granted under the 2010 Option Plan. The average weighted exercise price of all options outstanding on March 31, 2012 was $3.29 per share.

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

Audit Committee During fiscal 2012, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2012. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov. The Compensation Committee administers the Company’s 2010 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

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

Employees

As of June 25, 2012, the Company had a total of 465 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, as of June 25, 2012, approximately 146 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, approximately 319 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

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

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. That law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. The law also requires employers to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances. All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures. Partly in response to this labor law, the Company has been increasing the amount of automation used in its manufacturing processes and has been reducing the size of its workforce. In addition, in order to partially offset the increasing labor costs in Shenzhen, China, the Company is considering outsourcing some of its labor intensive functions to lower labor cost Asian countries.

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

Item 7.                 Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 25, 2012, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067		16.2%
Tiko Aharonov	254,000	(2)	6.7%
Holger Will	1,000		*
George Leung Wing Chan	8,000	(3)	*
Brian Geary	8,000	(3)	*
Irene Wong Ping Yim	8,000	(3)	*
Kevin Yang Kung Yu	16,224	(2)	*
Shlomo Tamir	8,000	(3)	*
Uri Bernhard Oppenheimer	8,000	(3)	*
Cartwright Investments Limited	346,830		9.2%
Alan Chan	—		—
Satoru Saito	357,980	(4)	9.5%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes stock options to purchase 8,000 Common Shares which are currently exercisable, or exercisable within 60 days.
(3)	Consists stock options to purchase 8,000 Common Shares which are currently exercisable, or exercisable within 60 days.
(4)	Includes stock options to purchase 5,000 Common Shares which are currently exercisable, or exercisable within 60 days

Of our 45 record holders, 31 are residents of the United States. Excluding shares held in street name, the U.S. resident stockholders own approximately 76,900 Common Shares. To the Company’s knowledge, the Company’s officers and foreign record holders own approximately 1,744,000 Common Shares, although the Company believes that other foreign shareholders also own an unknown amount of shares in streetname. Based on the Company’s records of shares owned by its officers and by its record holders, the Company believes that at least 46% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2012.

Item 8.                 Financial Information.

A.         Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.          Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company declared dividends in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009), three dividends in fiscal 2011 (a dividend of $0.08 per share was paid October 28, 2010, a dividend of $0.08 per share was paid on December 24, 2010, and a $0.08 per share dividend was paid on April 18, 2011), and one dividend early in fiscal 2012 (a dividend of $0.20 was paid on September 8, 2011). However, because of the financial uncertainty concerning the global economy and modest net income generated by the Company, the Board did not declare or pay any other dividends in fiscal 2012.

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

Legal Proceedings.

The Company may occasionally become subject to legal proceedings and claims that arise in the ordinary course of its business. However, the Company is not currently subject to any pending legal proceedings that involve amounts that are material to the Company’s financial condition.

Item 9.                 The Listing

A.         Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 25, 2012, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $1.59 per share. As of June 25, 2012, there were 45 holders of record of the Company’s Common Shares. However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2012:

Year Ended	High	Low
March 31, 2012	$3.85	$2.02
March 31, 2011	$4.17	$1.75
March 31, 2010	$2.88	$0.60
March 31, 2009	$2.01	$0.55
March 31, 2008	$6.30	$1.60

 The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2012	$2.88	$2.12
December 31, 2011	$3.29	$2.02
September 30, 2011	$3.85	$2.59
June 30, 2011	$3.37	$2.88

March 31, 2011	$4.10	$3.18
December 31, 2010	$4.17	$1.95
September 30, 2010	$2.36	$1.80
June 30, 2010	$3.26	$1.75

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2012	$2.01	$1.48
April 30, 2012	$2.52	$1.91
March 31, 2012	$2.75	$2.38
February 28, 2012	$2.88	$2.16
January 31, 2012	$2.82	$2.12
December 31, 2011	$2.52	$2.02

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

Item 10.              Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2012 and June 25, 2012, there were 3,783,874 Common Shares outstanding. The number of shares outstanding could increase in the future by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above). As of March 31, 2012, no warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

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

Regulation 60 of the Company’s Articles of Association (the “Articles”) provides that a favorable vote of a majority of the Company’s independent directors is required as to any related party transaction between the Company and any 5% or more members of the Company and/or officer or director of the Company. It also provides that the Company shall use its best efforts to at all times maintain at least two independent directors. However, a director may vote or consent with respect to any contract or arrangement in which the director is materially interested, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors. Regulation 88 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company.

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

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s administrative offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. With respect to the Company’s subsidiaries in China, there are no material restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. To date, these controls have not had and are not expected to have a material impact on the Company’s financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s securities.

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

Item 11.              Quantitative and Qualitative Disclosures About Market Risk.

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Although the amount of transactions that the Company effects in Euros is decreasing, the Company still has minor exposure to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will continue to affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The Company conducts substantially all of its manufacturing operations through its PRC operating companies, and their financial performance and position are measured in terms of renminbi. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred in renminbi. Any appreciation in the value of the renminbi against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. Since July 2005, the renminbi is no longer pegged to the U.S. dollar. As a result, during the past few years, the exchange rate between the renminbi and the U.S. dollar has changed as the renminbi has appreciated in value compared to the U.S. dollar (the renminbi has appreciated by 26% during the past six years). In addition, the U.S. and other countries have been urging China to allow the renminbi to appreciate further. As the Company’s operations have increased, the amount of payments made by the Company in renminbi has increased, thereby increasing the Company’s costs of operations that are paid in RMB. During the fiscal year ended March 31, 2012, the Company made payments of approximately 43,945,000 in RMB (or approximately U.S. $6,964,000 based on the exchange rate as of March 31, 2012). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2012, the amount of such RMB payments would have increased the Company’s expenses by $70,000 and $348,000, respectively. Should the Chinese government allow the renminbi to continue to appreciate, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros has decreased to less than 5% for fiscal 2012. Approximately $1,167,000 (or 4.7%) of the Company’s net sales were made in Euros in fiscal year ended March 31, 2012. In the fiscal year ended March 31, 2012, the value of the Euro compared to the U.S. dollar fluctuated throughout the year, but decreased from approximately one Euro to 1.42 U.S. dollars at the end of March 2011 to one Euro to 1.23 U.S. dollars on March 31, 2012. Accordingly, the payments that the Company received in fiscal 2012 in Euros were exchanged into slightly fewer dollars, resulting in a sales decrease. To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2012, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by approximately $117,000 and $58,000, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by approximately $117,000 and $58,000, respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had $377,000 of long-term borrowings that are subject to interest rate changes as of March 31, 2012. However, taking into consideration that the Company had cash and cash equivalents of $5,575,000 available as of March 31, 2012, the Company believes that its interest rate risk on these borrowing was acceptable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2012

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Sheung Shui

New Territories, Hong Kong

Attn: Chief Financial Officer

16C.       Principal Accountant Fees and Services

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2012, for which audited consolidated financial statements appear in this annual report on Form 20-F. AGCA, Inc. served as our independent registered public accounting firm for the fiscal year ended March 31, 2010.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in the fiscal year ended March 31, 2012 and 2011.

	2012	2011
Audit Fees (1)	$255,000	$230,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	29,000	4,274
All Other Fees (4)	—	51,745
Total	$284,000	$286,019

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements and review of the Annual Report on Form 20-F, and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit-related fees consist of assurance and related services reasonably related to the audit or a review of the Company’s financial statements.
(3)	Tax Fees include fees for the preparation of tax returns and advisory service charges.
(4)	All Other Fees in 2011 include fees incurred in connection with the review of the Company’s Form F-3 registration statement.

As part of is policies and procedures, all audit related services, tax services and other services rendered by Deloitte Touche Tohmatsu were pre-approved by the Audit Committee.

16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable

16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

16F.       Change in Registrant’s Certifying Accountant

Not applicable

16G.       Corporate Governance

The rules of the Nasdaq Capital Market provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the Nasdaq corporate governance rules as though it was a U.S. company. Accordingly, the Company does not believe there are any significant differences between the Company’s corporate governance practices and those followed by U.S. companies under the rules of the Nasdaq Capital Market.

16H.       Mine Safety Disclosure

Not applicable.

PART III

Item 17.                Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.                Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.                Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).V

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	[RESERVED]

4.15	[RESERVED]

4.16	[RESERVED]

4.17	[RESERVED]

4.18	[RESERVED]

4.19	[RESERVED]

4.20	[RESERVED]

4.21	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.22	[RESERVED]

4.23	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.24	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.25	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.26	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.27	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited*#

4.28	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory*#

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - AGCA, Inc.*

15.2	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

100**	Financial information from registrant for the year ended March 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31,2011 and 2012; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2019, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2010, 2011 and 2012; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

* Filed herewith

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.\

# The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and
Secretary

Date:	June 29, 2012

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2010, 2011 and 2012
Reports of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

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

Arcadia, California

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Group") as of March 31, 2011 and 2012, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the two years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the two years ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

June 29, 2012

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2010	2011	2012
	$	$	$

Net sales	21,739	31,147	25,370
Cost of sales	(17,039)	(24,594)	(20,249)

Gross profit	4,700	6,553	5,121
Selling, general and administrative expenses	(4,369)	(4,827)	(4,891)

Operating income	331	1,726	230

Non-operating income (expense):
Exchange gain (loss), net	173	(7)	126
Interest expense	(47)	(57)	(24)
Interest income	6	3	4
Other income	46	49	34
Gain on disposal of subsidiaries	-	37	-
Impairment loss on property, plant and equipment	(97)	-	-
Impairment loss on investment in equity method investees	(2)	-	-

Total non-operating income	79	25	140

Income before income taxes	410	1,751	370
Income taxes (note 3)	(10)	(123)	(186)

Net income	400	1,628	184
Net loss attributable to non-controlling interests	20	22	-

Net income attributable to Highway Holdings Limited shareholders	420	1,650	184

Net income per share:
- basic	0.11	0.44	0.05

- diluted	0.11	0.44	0.05

Weighted average number of shares outstanding:
- basic	3,754,988	3,765,276	3,777,850

- diluted	3,757,896	3,776,696	3,788,302

Share-based compensation expenses during the related periods included in:
Selling, general and administrative expenses	39	75	-

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	6,864	5,575
Restricted cash (note 7)	643	643
Accounts receivable, net of allowances for doubtful accounts of nil and nil as of March 31, 2011 and 2012, respectively	4,797	3,724
Inventories (note 4)	4,236	3,970
Amount due from an equity method investee	-	174
Prepaid expenses and other current assets	417	424
Total current assets	16,957	14,510
Property, plant and equipment, net (note 5)	2,411	2,027
Deposit for purchase of property, plant and equipment	-	42
Investments in equity method investees (note 6)	31	-

TOTAL ASSETS	19,399	16,579

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	3,581	2,547
Short-term borrowings (note 7)	280	-
Long-term loans - current portion (note 8)	253	262
Obligations under capital leases - current portion (note 9)	41	3
Accrued expenses and other liabilities (note 10)	2,057	1,324
Income tax payable	71	153

Total current liabilities	6,283	4,289
Obligations under capital leases - net of current portion (note 9)	3	-
Deferred income taxes (note 3)	173	180
Long-term loans - net of current portion (note 8)	375	112

Total liabilities	6,834	4,581

Commitments and contingencies (note 11)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,780,874 shares and 3,783,874 shares issued and outstanding as of March 31, 2011 and 2012, respectively)	38	38
Additional paid-in capital	11,335	11,340
Retained profits	1,206	634
Treasury shares, at cost - 5,049 shares as of March 31, 2011 and 2012 (note 12)	(14)	(14)

Total Equity	12,565	11,998

TOTAL LIABILITIES AND EQUITY	19,399	16,579

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited Shareholders' Equity								Comprehensive income
									Attributable
									to	Attributable
	Common shares,				Accumulated				Highway	to
	issued and		Additional		other	Treasury	Non-		Holdings	non-
	outstanding		paid-in	Retained	comprehensive	shares,	controlling	Total	Limited	controlling
	Shares	Amount	capital	profits	loss	at cost	interests	equity	shareholders	interest	Total
	Number	$	$	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2009	3,720	37	11,224	154	(6)	(53)	93	11,449	93	11,449	730

Net income	-	-	-	420	-	-	(20)	400	420	(20)	400
Shares issued to a consultant (note 17)	30	1	53	-	-	-	-	54
Director's stock compensation (note 17)	29	-	-	-	-	-	-	-
Employee's share-based compensation	-	-	12	-	-	-	-	12
Translation adjustments	-	-	-	-	(7)	-	-	(7)	(7)	-	(7)
Acquisition of non-controlling interests	-	-	(48)	-	-	-	(75)	(123)
Disposal of non-controlling interests	-	-	48	-	-	-	(48)	-
Cash dividends ($0.03 per share)	-	-	-	(113)	-	-	-	(113)

As of March 31, 2010	3,779	38	11,289	461	(13)	(53)	(50)	11,672	413	(20)	393

Net income	-	-	-	1,650	-	-	(22)	1,628	1,650	(22)	1,628
Treasury shares cancelled (note 12)	(37)	(1)	(52)	-	-	53	-	-
Shares issued to a consultant (note 17)	30	1	55	-	-	-	-	56
Shares repurchase (note 12)	-	-	-	-	-	(15)	-	(15)
Exercise of share options	9	-	24	-	-	1	-	25
Employee's share-based compensation	-	-	19	-	-	-	-	19
Translation adjustments	-	-	-	-	(4)	-	-	(4)	(4)	-	(4)
Cash dividends ($0.24 per share)	-	-	-	(905)	-	-	-	(905)
Disposal of subsidiaries	-	-	-	-	17	-	72	89

As of March 31, 2011	3,781	38	11,335	1,206	-	(14)	-	12,565	1,646	(22)	1,624

Net income	-	-	-	184	-	-	-	184	184	-	184
Exercise of share options	3	-	5	-	-	-	-	5
Cash dividend ($0.20 per share)	-	-	-	(756)	-	-	-	(756)

As of March 31, 2012	3,784	38	11,340	634	-	(14)	-	11,998	184	-	184

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2010	2011	2012
	$	$	$
Cash flows from operating activities:
Net income	400	1,628	184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	619	659	670
Amortization of intangible assets	16	8	-
Write down of inventories	222	228	199
Loss (gain) on disposal of property, plant and equipment	45	(23)	(23)
Impairment loss on property, plant and equipment	97	-	-
Impairment loss on investments in equity method investees	2	-	-
Gain on disposal of subsidiaries	-	(37)	-
Employee's share-based compensation	12	19	-
Shares issued to a consultant	27	56	-
Deferred income taxes	(16)	26	7
Share of losses (profits) of equity method investees	2	(30)	31
Changes in operating assets and liabilities:
Accounts receivable	186	(1,621)	1,073
Inventories	293	(976)	67
Prepaid expenses and other current assets	192	41	(181)
Accounts payable	223	1,225	(732)
Accrued expenses and other liabilities	(574)	731	(733)
Income tax payable	-	71	82

Net cash provided by operating activities	1,746	2,005	644

Investing activities:
Investment in an equity method investee	(3)	-	-
Purchase of property, plant and equipment	(116)	(1,027)	(355)
Net cash inflow from disposal of subsidiaries	-	168	-
Proceeds from disposal of property, plant and equipment	21	23	50
Decrease in restricted cash	257	128	-

Net cash provided by (used in) investing activities	159	(708)	(305)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year ended March 31,
	2010	2011	2012
	$	$	$
Financing activities:
Proceed from exercise of employee share options	-	25	5
Repurchases of common shares	-	(15)	-
Cash dividends paid	(113)	(603)	(1,058)
Raise of long-term loans	-	771	-
Repayment of obligations under capital leases	(258)	(251)	(41)
Repayment of long-term loans	-	(143)	(254)
Repayment of short-term borrowings	(1,057)	(513)	(280)

Net cash used in financing activities	(1,428)	(729)	(1,628)

Net increase (decrease) in cash and cash equivalents	477	568	(1,289)
Cash and cash equivalents at the beginning of year	5,809	6,279	6,864
Effect of exchange rate changes on cash	(7)	17	-

Cash and cash equivalents at the end of year	6,279	6,864	5,575

Supplemental cash flow information:
Interest	47	57	24

Income taxes	10	26	97

Non-cash investing activity:
Acquisition of non-controlling interests in exchange for plant and machineries	123	-	-

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong") and Shenzhen (comprising Long Hua) of the People's Republic of China ("China").

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

The consolidated financial statements of the Group have been prepared in accordance with accounting principals generally accepted in the United States of America ("U.S. GAAP").

In December 2010, the Group disposed 71% equity interest in Kayser Technik Limited and its subsidiary, Kayser Wuxi Metal Precision Manufacturing Limited ("Kayser Wuxi"), (collectively referred as "KTL") for a cash consideration of $208 to an independent third party and recognized a gain of $37 on disposal during the year ended March 31, 2011. Following is the calculation for gain on disposal of KTL:

$

Proceeds from disposal	208
Less: Net assets of KTL as of disposal date	(171)

Gain on disposal of KTL	37

Cashflow arising from disposal of KTL:
- Cash proceeds received from disposal	208
- Cash and cash equivalents disposed	(40)

168

The Group commenced a reorganization to restructure its operations in April 2011. As part of this reorganization, the Group (i) has formed a wholly Foreign Owned Enterprise ("WFOE"), Nissin Metal and Plastic (Shenzhen) Company Limited ("Nissin Shenzhen"), on May 18, 2011, (ii) transformed and transferred the operations of a subsidiary, Nissin Precision Metal Manufacturing Limited ("Nissin HK"), to Nissin Shenzhen in November 2011. The reorganization does not have a material impact on the Company's consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation - The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. The results of subsidiaries acquired have been consolidated from the date of acquisition.

(b) Investments under equity method - The investments for which the Group has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group's share of undistributed earnings or losses of these entities, the amortization of intangible assets recognized upon purchase price allocation and dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

(c) Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, demand deposits, highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

(d) Restricted cash - Restricted cash represents the amount of cash pledged as securities for the credit facilities provided by a financial institution.

(e) Accounts receivable - Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labour and overheads associated with the manufacturing process. Write down of potential obsolete or slow moving inventories is recorded based on management's assumptions about future demands and market conditions.

(g) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets unless the ownership of these assets transfers to the Group by the end of the lease term over the estimated useful lives.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Impairment or disposal of long-lives assets - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

The Group recorded impairment charge of $97 against property, plant and equipment within "impairment loss on property, plant and equipment" in the consolidated statements of operations during the year ended March 31, 2010. No impairment expenses are recognized for long-lived assets during the years ended March 31, 2011 and 2012.

(i) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.

The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 62% and 81% of the balances of accounts receivable as of March 31, 2011 and 2012, respectively.

(j) Revenue recognition - The Group recognizes revenue from the sale of products, when all of the following conditions are met:

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
F-11

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Staff retirement plan costs - The Group's costs related to the staff retirement plans (see note 15) are charged to the consolidated statement of operations as incurred.

(l) Foreign currency translations and transactions - The functional and reporting currency of the Company is the United States Dollars ("U.S. dollars"). All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates on that date. Exchange differences are recorded in the consolidated statements of operations.

The books and records of the Company's major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars or Renminbi, which are also their respective functional currencies. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income (loss).

(m) Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

(n) Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimate, which has had an impact on the consolidated financial statements, includes allowances for doubtful receivables.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Stock-based compensation - The Group has a stock-based employee compensation plan, as be more fully described in note 16. The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

Shares issued to consultants in exchange for consulting services are measured at the fair values of the services received, which are measured by reference to the fair value of the shares granted because fair value of consulting service received cannot be reliably measured. The fair values of the services received are recognized as expenses, with a corresponding increase in equity (additional paid-in capital), when the counterparties render services, unless the services qualify for recognition as assets.

(p) Operating leases - Leases in which substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(q) Net income per share - Basic net income per share is computed by dividing net income attributable to the Company by the weighted average number of common shares outstanding during the year. Diluted net income attributable to the Company per share give effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(r) Comprehensive income (loss) - Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the years, which comprises foreign currency translation adjustments and net income (loss), has been disclosed within the consolidated statements of equity and comprehensive income (loss).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s) Fair value measurement and financial instruments - The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2011 and 2012. As of March 31, 2011 and 2012, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amount due from an equity method investee, short-term borrowings, long-term loans, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments. The carrying amount of obligations under capital leases also approximates fair value due to the variable nature of the interest calculations.

(t) Non-controlling interest - Non-controlling interest have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income (loss) for all periods presented.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recent changes in accounting standards - In May 2011, FASB issued Accounting Standard Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04"). ASU 2011-04 amends FASB Accounting Standard Codification ("ASC") 820, Fair Value Measurements, ("FASB ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may lead to certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, ("ASU 2011-05"), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income ("OCI") by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU 2011-05 are effective for annual periods beginning January 1, 2012 and are to be applied retrospectively. However, in December 2011 this ASU was amended by ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12"), which defers the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of the provisions of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80), Disclosures about an Employer's Participation in a Multiemployer Plan, ("ASU 2011-09"). ASU 2011-09 requires an employer that participates in multiemployer pension plans, to provide additional quantitative and qualitative disclosures in order to provide users with more detailed information about the employer's involvement in multiemployer pension plans. In addition, it includes changes in the disclosures required for multiemployer plans that provide postretirement benefits other than pensions. ASU 2011-09 is effective for the Company's fiscal year ending after December 15, 2011. The adoption of the amendments to ASU 2011-09 is not expected to have a material impact on the Company's consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group's operating subsidiaries, other than Kayser Wuxi and Nissin Shenzhen, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2010, 2011 and 2012.

Kayser Wuxi and Nissin Shenzhen, which are established and operated in China, are subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations are conducted mainly in Long Hua, Shenzhen during the years ended March 31, 2010, 2011 and 2012. The Group also conducted manufacturing operations in Pinghu, Shenzhen and He Yuan of China during the year ended March 31, 2010 and in Wuxi of China during the years ended March 31, 2010 and 2011.

The manufacturing operations of Nissin HK and Hi-Lite Camera Company Limited ("Hi-lite") in Long Hua, Shenzhen are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

The manufacturing operations in Pinghu, Shenzhen were conducted pursuant to agreement entered into between a China company set up by the local government and the Shenzhen City Longgang District Foreign Economic Development Limited ("LFDL") (together with the BFDC Agreements, collectively referred as the "Operating Agreements"). The operations in Pinghu were closed in January 2010 and such manufacturing activities were transferred to Long Hua, Shenzhen.

In connection with the establishment of its new facility in China during fiscal year 2006, the Group entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that was similar to the Operating Agreements. The manufacturing operation in He Yuan had transferred to Long Hua in April 2009.

Under the Operating Agreements, the Group (excluding Nissin Shenzhen) is not considered by local tax authorities to be doing business in China; accordingly, the activities of the Group (excluding Nissin Shenzhen) in China have not been subject to local taxes. The BFDC and LFDL are responsible for paying taxes they incur as a result of their operations under the Operating Agreements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

As part of the manufacturing operations of the Group (excluding Nissin Shenzhen) are carried out in China under the Operating Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been determined based on such tax relief.

The components of income before income taxes are as follows:

	Year ended March 31,
	2010	2011	2012
	$	$	$

Hong Kong	478	1,825	779
China	(68)	(74)	(409)

	410	1,751	370

The provision for income taxes consists of the following:

	Year ended March 31,
	2010	2011	2012
	$	$	$
Hong Kong
Current tax	26	97	179
Deferred tax	(16)	26	7

	10	123	186

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2010	2011	2012
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	(8.1)	8.4	68.3
Changes in valuation allowances	(2.4)	(9.5)	0.3
Underprovision of profits tax in prior year	-	-	1.4
Effect of different tax rate of subsidiaries operating in other jurisdictions	(4.9)	(8.0)	(36.3)
Other	1.3	(0.4)	0.1

Effective tax rate	2.4	7.0	50.3

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2011	2012
	$	$
Deferred tax liability:
Property, plant and equipment	204	182

Deferred tax asset:
Tax loss carryforwards	(797)	(769)
Valuation allowance	766	767

Total net deferred tax asset	(31)	(2)

Net deferred tax liability	173	180

Movement of valuation allowances are as follows:

	Year ended March 31,
	2010	2011	2012
	$	$	$

At the beginning of the year	1,292	968	766
Current year addition (reduction)	30	(160)	1
Disposal of subsidiaries	(354)	(42)	-

At the end of the year	968	766	767

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized. As of March 31, 2011 and 2012, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2011 and 2012, tax losses amounting to approximately $4,833 and $4,038, respectively may be carried forward indefinitely.

As of March 31, 2012, the Group's China subsidiary had tax losses of approximately of $409 that would expire five years from respective financial years incurring the losses.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Uncertainties exist with respect to how China's current income tax law applies to the Group's overall operations, and more specifically, with regard to tax residency status. China's Enterprise Income Tax ("EIT") Law includes a provision specifying that legal entities organized outside of the China will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. The Company does not believe that its legal entities organized outside of China should be treated as residents for the EIT Law's purposes. Because substantially all of the Company's revenues on a consolidated basis are generated in China, and the Company's legal entities organized outside of China does not generate any taxable income on a standalone basis, even if one or more of the Company's legal entities organized outside of China were characterized as China tax residents, the Company does not expect any significant adverse impact on the Company's consolidated results of operations.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2011 and 2012, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2006 to 2012 remain subject to examination by the Hong Kong tax authority.

4.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2011	2012
	$	$

Raw materials	2,190	3,033
Work in progress	417	294
Finished goods	1,629	643
	4,236	3,970

Slow moving inventories amounting to $222, $228 and $199 were written off during the years ended March 31, 2010, 2011 and 2012, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2011	2012
	$	$
At cost:
Machinery and equipment	11,870	12,050
Furniture and fixtures	461	475
Leasehold improvements	455	483
Motor vehicles	87	87

Total	12,873	13,095
Less: Accumulated depreciation and impairment	(10,462)	(11,068)

Property, plant and equipment, net	2,411	2,027

Depreciation expense incurred for the years ended March 31, 2010, 2011 and 2012 were $619, $659 and $670, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	As of March 31,
	2011	2012
	$	$

Machinery and equipment, at cost	273	44
Less: Accumulated depreciation	(100)	(18)

Net book value	173	26

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $107, $27 and $4 for the years ended March 31, 2010, 2011 and 2012, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group's consolidated balance sheet as of March 31, 2011 and 2012 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2011	2012
	$	$
The Group's proportionate share of equity in the net assets of equity investees	67	8
Less: Accumulated impairment losses recognized	(36)	(8)

Investments in equity investees reported in the consolidated balance sheet	31	-

On January 25, 2000, the Group made cash investment of $31 in its 50% equity interest in Kienzle U.S.A. Limited ("Kienzle USA"), a company incorporated in the United States of America to sell clocks. Kienzle USA has been inactive since September 2002 and has been deregistered in 2012. Such investment was fully written-off as of March 31, 2012.

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

On April 30, 2009, the Group made cash investment of $3 in its 50% equity interest in Xenon Automation Asia Limited ("Xenon Automation"), a company incorporated in Hong Kong. Xenon Automation was formed to design, manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. The Group has accounted for this investment using the equity method of accounting.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

7.	SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from various banks in Hong Kong amounting to $280 and nil as of March 31, 2011 and 2012, respectively.

	As of March 31,
	2011	2012
	$	$

Maximum credit facilities available to the Group	2,570	2,570

Weighted average interest rate on borrowings at end of year	3.4%	3.3%

The maturity of the import loans is generally up to 120 days. Interest rates are generally 0.25% per annum over the bank's Prime Rate for Hong Kong dollars bills, 0.25% over Standard Bills Rate quoted by the bank for United States dollar bills or 2.5% per annum over the bank's cost of funds for other currency bills, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

The banking facilities are secured by certain bank deposits of a subsidiary and guarantees given by the Company. As of March 31, 2011 and 2012, the Group pledged bank deposits of $643 and $643, respectively, to banks to secure short term banking facilities granted. There are no restrictive financial covenants associated with these bank facilities.

8.	LONG-TERM LOANS

Long-term loans consist of the followings:

	As of March 31,
	2011	2012
	$	$
Unsecured bank loans repayable monthly with maturity date of August 20, 2013, interest at 1.75% p.a. below the Bank's Prime Rate in Hong Kong	314	187
Unsecured bank loans repayable monthly with maturity date of August 26, 2013, interest at 1.75% p.a. below the Bank's Prime Rate in Hong Kong	314	187

Total long-term loans	628	374
Current portion of long-term loans	(253)	(262)

Non-current portion of long-term loans	375	112

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	LONG-TERM LOANS - continued

Scheduled maturities of the Group's long-term loans as of March 31, 2012 are as follows:

$
Year ending March 31
2013	262
2014	112
374

9.	OBLIGATIONS UNDER CAPITAL LEASES

The balances consist of obligations under capital leases on certain property, plant and equipment for the Group's operations with lease terms expiring in coming year.

Future minimum lease payments as of March 31, 2012 are as follows:

$
Year ending March 31
2013	3

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2011	2012
	$	$

Accrued mould charges	87	-
Accrued payroll and employee benefits	1,043	852
Deposits received from customers	151	72
Accrued audit fee	250	175
Accrued commission expense	49	30
Dividend payable	302	-
Others	175	195
	2,057	1,324

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,356, $1,230 and $1,301 for the years ended March 31, 2010, 2011 and 2012, respectively.

As of March 31, 2012, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2013	976
2014	53
1,029

(b)	The Group had a total capital commitment of $45 and $54 for receiving consulting services as of March 31, 2011 and 2012. The capital commitment as of March 31, 2012 is expected to be disbursed during the year ending March 31, 2013.

(c)	The Operating Agreements in Long Hua and Pinghu have been extended to March 31, 2016 and March 31, 2020, respectively in fiscal year 2008, while the Operating Agreements in Pinghu with a China company was subsequently retired by mutual consent of both the Group and the China company in fiscal year 2010. Pursuant to the Operating Agreements, the Group is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Group's dealings with the BFDC and LFDL or should the local or federal government change the rules under which the Group currently operates, all of the Group's operations and assets could be jeopardized. The manufacturing operation in Pinghu was closed in January 2010.

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

However, as part of the reorganization that being taken place in April 2011, the Group had transformed and transferred the manufacturing activities of Nissin HK to Nissin Shenzhen in November 2011 and it is currently terminating the principal BFDC Agreement of Nissin HK, despite such Agreement will be expired in 2016. Hi-lite will continue to operate in accordance with its BFDC Agreement until its BFDC Agreement is terminated by the local government authorities. Hi-lite was informed by the local government authorities that, despite the 2016 expiration dates, Hi-lite could no longer operate under the BFDC Agreement after June 30, 2012.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Several of Nissin Shenzhen employees made claims for labour injury against the Group to the People's Court in Shenzhen of China on March 1, 2012. The Group is expecting for favorable court decisions and thus no provision has been made as of March 31, 2012. As of March 31, 2010 and 2011, the Group did not have any claims made by employees of subsidiaries.

12.	TREASURY STOCK

In August 1998, the Board of Directors authorized the Company to repurchase some of its shares. As of March 31, 2010, 37,800 shares were purchased for a total cash consideration of $53. These shares were held in treasury and are not eligible to vote or receive dividends. In April 2010, all of the treasury shares were cancelled.

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1,000. During the year ended March 31, 2011, the Company repurchased 6,049 shares at consideration of $15 of which 1,000 shares were subsequently transferred to an employee upon the exercises of his employee stock options in February 2011. The remaining 5,049 shares were held in treasury as of March 31, 2011 and 2012 and are not eligible to vote.

13.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Group's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, restricted cash and trade receivables.

The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Group's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Group's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, related credit risk are limited.

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2011 and 2012 are as follows:

	Percentage of
	accounts receivable
	2011	2012
	%	%

Customer A	22.2	19.6
Customer B	21.6	44.4
Customer C	18.2	N/A
Customer D	N/A	17.3

Three largest receivable balances	62.0	81.3

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

13.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2010	2011	2012
	$	$	$

At beginning of year	101	-	-
Amounts written off	(101)	-	-

At end of year	-	-	-

A substantial percentage of the Group's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2010, 2011 and 2012 are as follows:

	Year ended March 31,
	2010	2011	2012
	%	%	%

Customer A (note a)	20.5	22.2	25.1
Customer C (note b)	N/A	15.1	16.4
Customer D (note c)	18.1	13.4	N/A
Customer E (note a)	11.9	N/A	N/A
Customer F (note b)	N/A	N/A	11.3

Notes:

(a)	Sales to these customers were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.
(c)	Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2010	2011	2012
	$	$	$
Net income attributable to Highway Holdings Limited's shareholders, basic and diluted	420	1,650	184

Shares:
Weighted average common shares used in computing basic net income per share	3,754,988	3,765,276	3,777,850

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	2,908	11,420	10,452

Weighted average common shares used in computing diluted net income per share	3,757,896	3,776,696	3,788,302

Net income per share, basic	0.11	0.44	0.05

Net income per share, diluted	0.11	0.44	0.05

164,500, 95,000 and 55,000 options to purchase common shares were excluded in the computation of 2010, 2011 and 2012 diluted net income per share respectively as their effects were anti-dilutive.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	Staff Retirement Plans

The Group operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong. The MPF is defined contribution scheme and the assets of the scheme is managed by a trustee independent to the Group.

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

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $160, $126 and $150 for the years ended March 31, 2010, 2011 and 2012, respectively.

16.	STOCK OPTIONS

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

Because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, on June 26, 2010, the Company adopted the "2010 Stock Option And Restricted Stock Plan" (the "2010 Option Plan"). The 2010 Option Plan replaced the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. To date, no options have been granted under the 2010 Option Plan.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

16.	STOCK OPTIONS - continued

No options were granted by the Company for the years ended March 31, 2011 and 2012. The fair value of options granted to employees and directors in fiscal year 2010 was $0.95 per stock option, determined using the Black-Scholes option-pricing model based on the following assumptions:

2010

Stock price	$1.65
Risk-free interest rate	1.39%
Expected life	3 years
Expected volatility	99.8%
Expected dividend yield	1.8%

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

The options granted under the Option Plan resulted in a compensation expense of $12, $19 and nil for the years ended March 31, 2010, 2011 and 2012, respectively, which is included in selling, general and administrative expenses. Options awards granted in 2010 are generally with an exercise price equal to the market price of the Group's stock at the date of grant; those option awards generally have a vesting period of 1 year.

As of March 31, 2011 and 2012, there were no unrecognized compensation cost related to non-vested stock options granted under the Option Plan, nor any non-vested stock options.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

16.	STOCK OPTIONS - continued

A summary of stock option activity during the years ended March 31, 2010, 2011 and 2012 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$

Outstanding as of April 1, 2009	167,500	3.65	1.10	2.14
Granted	33,000	1.65	0.95
Lapsed/cancelled	(3,000)	(3.50)	1.09

Outstanding as of March 31, 2010	197,500	3.32	1.67	2.75
Exercised	(10,000)	2.54	0.98
Lapsed/cancelled	(64,500)	3.50	1.16

Outstanding as of March 31, 2011	123,000	3.29	1.04	1.44
Exercised	(3,000)	1.65	0.95
Lapsed/cancelled	(40,000)	3.42	1.00

Outstanding as of March 31, 2012	80,000	3.29	1.07	0.98

Exercisable as of March 31, 2012	80,000	3.29	1.07	0.98

The aggregate intrinsic values of the stock options outstanding as of March 31, 2011 and 2012 were $45 and $19, respectively.

The aggregate intrinsic values of the stock options exercised during the year ended March 31, 2011 and 2012 were $11 and $6, respectively. No stock options were exercised during the year ended March 31, 2010.

17.	STOCK COMPENSATION

Director's stock compensation

The Company entered into an employment contract with the Chief Executive Officer of the Company ("CEO") on April 1, 2004, which entitles the CEO to an annual bonus of 29,154 common shares upon completion of his service with the Group for the years ended from March 31, 2004 to 2009. The grant date of the share award was determined to be April 1, 2004.

The annual bonus of 29,154 common shares for service provided by the CEO for the years ended March 31, 2009 were issued to the CEO in 2010. No such shares were issued for the years ended March 31, 2011 and 2012, nor were such compensation expenses recorded for the years ended March 31, 2010, 2011 and 2012.

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

No such shares were issued, nor were such compensation expenses recorded for the year ended March 31, 2012.

18.	SEGMENT INFORMATION

The Group's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Group operates in two segments, Metal stamping and mechanical OEM segment and Electric OEM segment. The Metal stamping and mechanical OEM segment focuses on manufacturing and sale of metal parts and components. The Electric OEM segment focuses on manufacturing and sale of plastic and electronic parts and components.

Intersegment sales arise from transfer of goods between subsidiaries. These sales are generally at price consistent with what the Group would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2010	2011	2012
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	13,922	18,530	14,689
Intersegment sales	6,220	6,790	8,585

	20,142	25,320	23,274

Electric OEM:
Unaffiliated customers	7,817	12,617	10,681
Intersegment sales	3,756	10,915	11,914

	11,573	23,532	22,595

Intersegment eliminations	(9,976)	(17,705)	(20,499)

Total net sales	21,739	31,147	25,370

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	SEGMENT INFORMATION - continued

	Year ended March 31,
	2010	2011	2012
	$	$	$
Operating income:
Metal stamping and Mechanical OEM	448	1,079	428
Electric OEM	20	1,086	71
Corporate	(137)	(439)	(269)

Total operating income	331	1,726	230

Interest expense:
Metal stamping and Mechanical OEM	35	34	14
Electric OEM	12	23	10

Total interest expense	47	57	24

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	359	369	393
Electric OEM	260	290	277
Corporate	16	8	-

Total depreciation and amortization	635	667	670

Capital expenditure:
Metal stamping and Mechanical OEM	47	615	323
Electric OEM	69	412	32

Total capital expenditure	116	1,027	355

	As of March 31,
	2011	2012
	$	$
Total assets:
Metal stamping and Mechanical OEM	11,062	12,450
Electric OEM	8,118	4,090
Corporate	219	39

Total assets	19,399	16,579

	As of March 31,
	2011	2012
	$	$
Long-lived assets:
Metal stamping and Mechanical OEM	1,519	1,342
Electric OEM	892	685

Total long-lived assets	2,411	2,027

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	SEGMENT INFORMATION - continued

All of the Group's sales are co-ordinated through its head office in Hong Kong. The Group considers revenues generated from physical location of customers and the breakdown by destination is as follows:

	Year ended March 31,
	2010	2011	2012
	$	$	$
Net sales:
Hong Kong and China	7,584	8,560	5,933
Other Asian countries	943	1,898	995
Europe	11,738	15,069	14,030
United States of America	1,152	5,620	4,412
Others	322	-	-

	21,739	31,147	25,370

All of the Group's long-lived assets are located in Hong Kong and China.

19.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2010, 2011 and 2012.

* * * * * *

