Form 20-F
period 2013-03-31
HIGHWAY HOLDINGS LTD
filed 2013-06-28
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,783,874 Common Shares were outstanding as of March 31, 2013.

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

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2013 and the balance sheet data as of March 31, 2013 and 2012 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2009 and 2010 and the balance sheet data as of March 31, 2009, 2010 and 2011 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2009	2010	2011	2012	2013
Statement of Operations
Net sales	$33,729	$21,739	$31,147	$25,370	$21,933
Gross profit	6,704	4,700	6,553	5,121	4,904
Operating income	881	331	1,726	230	355
Net income attributable to Highway Holdings Limited shareholders	768	420	1,650	184	448
Per share amounts
Net income-basic	$0.21	$0.11	$0.44	$0.05	$0.12
Net income-diluted	0.20	0.11	0.44	0.05	0.12
Dividend declared & paid (1)	—	0.03	0.24	0.20	0.12
Weighted average number of shares:
Basic	3,744	3,755	3,765	3,778	3,778
Diluted	3,774	3,758	3,777	3,788	3,781
Dividend declared (1)	—	113	905	756	454
Balance Sheet Data

Property, plant and equipment, net	$2,840	$2,051	$2,411	$2,027	$1,769
Working capital	9,040	9,803	10,674	10,221	10,131
Total assets	17,811	16,352	19,399	16,579	15,352
Long term debt	553	295	672	377	112
Common shares	37	38	38	38	38
Total equity	11,449	11,672	12,565	11,998	12,008
Common shares issued and outstanding	3,721	3,780	3,781	3,784	3,784

(1)	Dividends declared for all periods were declared and paid as cash dividends.

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. The following discussion highlights all the material risks the Company faces.

The Company’s Recent Reorganization Into a Foreign Invested Enterprise Has Required the Company’s Manufacturing Operations to Adapt to Rules and Regulations Applicable to Domestic Chinese Companies and That Previously Did Not Affect the Company. Since the Company commenced its manufacturing operations in China in 1991, the Company has conducted its operations in Long Hua, Shenzhen, China pursuant to various agreements entered into, primarily, between two of the Company’s subsidiaries and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Under the BFDC Agreements, the BFDC was the party responsible for providing manufacturing facilities for the Company and for supplying workers to the Company. The Company paid the BFDC a management fee and certain other charges for the use of the facilities and the services of the workers. Because the Company’s manufacturing operations in Long Hua, Shenzhen, were conducted under the BFDC Agreements, its operations were not subject to many of the rules and regulations that would be imposed on entities that are considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China). For example, the Company did not have to apply for permits or licenses in China or to register to do business in China and received beneficial treatment with respect to import/export taxes and duties.

The stated term of the BFDC Agreements continues until 2016. However, despite the stated term of the BFDC Agreements, in 2010, the Company received official governmental notice that the foregoing BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries, would have to reorganize their operations by no later than June 30, 2012. As a result of the foregoing governmental decree, in 2011 the Company commenced a major reorganization to restructure its operations and corporate structure in China. As part of this reorganization, the Company (i) formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, (ii) discontinued its operations under one of its two principal BFDC Agreements, and (iii) transferred the assets, equipment, employees and manufacturing operations of Nissin Precision Metal Manufacturing Limited (herein referred to as “Nissin HK”), one of its Hong Kong subsidiaries, to Nissin PRC. A foreign owned subsidiary, such as Nissin PRC, that is registered in China is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”). As a new PRC registered WFOE, Nissin PRC is now be permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China under the BFDC Agreements. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. To date, the Company has managed to restructure the operations of its new PRC subsidiary in a manner that has enabled it to comply with the additional rules and regulations. However, no assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC and will be able to comply with future regulations and restrictions.

The Transformation of the Operations of Nissin Precision Metal Manufacturing Limited Into a Wholly Foreign Owned Enterprise Has Increased the Company’s Cost of Operations in Shenzhen, China, and Could Result in Substantial Additional Unexpected Costs. As part of the governmentally required conversion of the operations of Nissin HK into a WFOE, the Company’s Nissin PRC wholly-owned limited liability company is now a registered PRC company and is governed by the PRC’s company laws and regulations. The cost of conducting operations through Nissin PRC is substantially higher than the operating cost was for that enterprise operating under the BFDC Agreements. The regulations imposed on Nissin PRC have resulted in increased taxes and increased regulatory and accounting burdens. For example, Nissin PRC has to charge value added tax (“VAT”) on all of the products that its sells locally, and has to pay VAT on materials it purchases locally. Depending on the classification of products and/or materials not all of the VAT tax is refunded to Nissin PRC when it exports these products. As a result, the VAT increases the overall cost of those products. The Company, therefore, must either pass these increased costs on to its customers (which hurts the Company’s price competitiveness and its customer relations), or absorb the cost increases through smaller profit margins (which reduces the benefits of such sales to the Company). No assurance can be given that the cost of operating Nissin PRC as a WFOE will not continue to increase and will not further negatively affect the Company and its operations.

Termination of the BFDC Agreement with Hi-Lite Camera Company Limited Will Substantially Increase the Company’s Overall Cost of Operations in China. As described above, the Company was forced to convert its manufacturing business in Shenzhen, China, (Nissin HK) into a PRC registered company (Nissin PRC). However, despite the earlier edict, the second operating entity in Shenzhen, China, Hi-Lite Camera Company Limited (“Hi-Lite”), currently is still operating in Shenzhen under the existing BFDC Agreement because the authorities have not enforced the termination of the BFDC Agreements (although the BFDC Agreements for Hi-Lite were scheduled to be revoked on June 30, 2012, the governmental agencies have, to date, not yet revoked Hi-Lite’s BFDC Agreement). Accordingly, the Company plans to continue to operate Hi-Lite’s assembly operations in Shenzhen under its existing BFDC Agreement until those agreements are actually terminated. Hi-Lite’s continued operations in Shenzhen in the manner it operated under the BFDC Agreement has allowed the assembly portion of the Company’s business in China to continue to operate at a lower cost. If, and when, Hi-Lite is required to terminate operating under its BFDC Agreement, Hi-Lite will either have to convert into a WFOE or will have cease operations. Converting Hi-Lite into a WFOE would increase the Company’s cost of assembly and the ultimate cost of its products. The operations of Hi-Lite could be terminated at any time, and the Company is unable to predict how long Hi-Lite will be able to continue to operate under its BFDC Agreement. In order to reduce the expected impact of a termination of Hi-Lite under its BFDC Agreement, the Company has been exploring ways in which it can shift its assembly operations to lower labor cost locations in Asia, such as Myanmar (see, “Item 4-Information on the Company/Strategic Realignment of Assembly Operations,” below). Should the government terminate Hi-Lite’s current operations before the Company has established an alternative assembly facility in Asia, all of the Company’s operations in Shenzhen would be materially negatively impacted. The sudden termination of Hi-Lite’s operations could be materially diminished.

The Company’s Long Hua, Shenzhen, Leases Expire Annually, and the Termination of Leases Would Materially Change The Company’s Future Operations. The Company’s sole current manufacturing facilities, located in Long Hua, Shenzhen, China, consist of approximately 270,000 square feet of space that are used for manufacturing and as dormitory facilities. These facilities are currently leased pursuant to two leases (the “Premises Leases”) that expire on February 28, 2014. There is a risk that the landlord may not renew the Premises Leases at the end of their current terms, or may demand significantly higher rents or additional conditions under which the Company may not want to, or may not be able to, renew the Premises Leases. If the Company is not able to reach a suitable agreement with the landlord of the Premises Leases before their expiration in February 2014, the Company will have to relocate its manufacturing facility to another, as yet unidentified, location and facility. The Company believes that currently there are other alternative facilities available to the Company in or near Long Hua, Shenzhen. However, the number of such other facilities near its current location is limited, and the Company may not be able to find facilities that suit its needs, are in a geographically desirable area, and that are financially acceptable. Since the formation in 2011 of Nissin PRC, the Company’s PRC registered subsidiary, the Company may legally move its manufacturing facilities to other regions that may offer suitable facilities. Accordingly, unlike in previous years, the Company has more flexibility to move its facilities and, therefore, more flexibility in its negotiations with its landlord. However, if the Premises Leases are not renewed and the Company has to relocate its facilities, in whole or in part, the relocation of the Company’s sole manufacturing facilities to alternative facilities will be costly, will materially disrupt the Company’s operations, could result in the Company having to pay increased rent and fees, and could adversely affect the Company’s operations, its business, and its financial condition during the relocation. Accordingly, the expiration and non-renewal of the Premises Leases could have a material adverse affect on the Company’s operations and financial condition in the near future. No assurance can be given that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in February 2014 or that any such renewal will be on terms favorable to the Company.

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

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. The Company’s sole manufacturing facility is located in China. As a result, the Company’s operations and assets are subject to all of the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, the Chinese government has recently been imposing burdensome import regulations on companies, such as the Company, that heavily rely on imports of raw materials. While the Company has, to date, been able to continue its operations in China despite these changes, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Further Upward Revaluation Of Renminbi Yuan Will Increase The Company’s Cost of Operations And Could Reduce Its Profitability. As a company whose manufacturing operations are entirely based in China and whose operating expenses in China are paid in RMB, the Company is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Since the fixed China currency exchange rate ended in July 2005, the yuan has appreciated relative to the U.S. dollar. Nevertheless, the United States and certain European countries have continued to call for the re-valuation of the RMB, which re-valuation would result in the appreciation of the RMB compared to the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company’s financial results. Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and could have a material negative effect on its operations, sales and financial results.

Increased Wages And Recent Changes In The China’s Labor Laws Increasingly Have a Material Negative Affect The Company’s Operations And Continue to Increase Its Operating Costs. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. Those labor laws amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result, the Company has had to substantially increase the salaries of its workers. In addition, the newly enacted Interim Measures on the Administration of Housing Funds requires the Company to make contributions to a housing fund, which contributions range from 5% to 20% of an employee’s salary. These increases in labor costs have increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers and has caused a few of its customers to transfer their business to other OEM manufacturers or to move the manufacturing needs to other countries. In addition, under the new law, employees who have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company’s ability to downsize its workforce in the event of an economic downturn. The changes in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company’s manufacturing facilities. No assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws. The increased labor and related operating costs have resulted in a loss of customers and revenues for the Company. In part to reduce the cost of its workers, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations. However, the cost of acquiring and installing automation equipment is high, and the increases in productivity and a decreases in the marginal cost of production that result from automation may not fully offset the additional labor costs. As a result, in order to partially offset the increases in labor costs, the Company has been exploring the possibility of shifting some of its labor intensive operations from Shenzhen to other developing countries, such as Myanmar (Burma).

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

China’s Political Issues With Japan Could Harm The Company’s Operations. As a result of the dispute between Japan and China over the Senkaku/Diaoyu island chain, the business environment has deteriorated for companies in China that do business with Japan or otherwise appear to be connected to Japan. Since the name of the Company’s principal subsidiary in China is a Japanese name (“Nissin”), and possibly because that subsidiary produces products for Japanese customers, the Company believes that its subsidiary has been subject to heightened scrutiny by Chinese authorities and may have lead to the recent imposition of import custom duties. Accordingly, political strains between China and Japan may negatively impact the Company on-going operations in China.

Labor Shortages. One of the principal economic advantages of locating the Company’s operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China’s one-child policy, the Company has recently experienced difficulty in filling its labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are severe labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations.

The Recently Imposed Import Duty Deposits May Negatively Affect The Company’s Liquidity. The local authorities in China recently imposed a “Customs License Deposit” on the Company for the import of raw materials, including sheet metals. As a result, the Company has to deposit a refundable payment with the Chinese Customs Department based on its import contracts for raw materials (the amount of such deposit varies with the materials that are imported). As of June 25, 2013, the Company has approximately $1,440,000 on deposit with the Chinese Customs Department, which amount the Company expects will increase in the near future as it enters into additional import contracts for more raw materials that it uses for its production. These deposits are refundable, but could be held by the authorities until the import contracts expire. While the funds are held by the Chinese Customs Department, the Company will not have access to these funds, which will reduce the Company’s available working capital reserves and liquidity. Furthermore, any delay in obtaining the refunds could worsen the Company’s future liquidity and its ability to fund its future import purchases of necessary raw materials. These customs deposits for all imported materials serve as guarantee to make sure that the Company re-exports all imported materials within the one-year contract period. If for any reason the Company does not do so, or if the custom department for any reason is not satisfied that the Company performed its export obligations, then some or all of deposit can be withheld and used to pay imposed duties and penalties. No assurance can be given that the Company will not have some of the customs deposits withheld by the Chinese Customs Department.

The Global Economic Uncertainty and Weakness Has Adversely Affected The Company’s Business And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So. Most of the Company’s customers are international companies that operate globally or serve global markets. As a result, the Company’s customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. The business environment for many of the Company’s customers has been challenging as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company’s customers’ products, the amount and timing of their orders, the financial strength of those customers and the Company’s suppliers, and/or the Company’s suppliers’ and customers’ ability to fulfill their obligations. This global economic uncertainty is expected to continue to affect the Company’s operations, earnings and financial condition. This instability also affects the prices at which the Company can sell its products, which in turn adversely affects the Company’s earnings and financial condition and its relations with its customers.

The Company is Financially Dependent Upon a Few Major Customer. During the years ended March 31, 2012 and 2013 the Company’s aggregate sales to its three largest customers accounted for approximately 52.8% and 56.7% of net sales respectively. While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. For example, a customer who represented over 16% of the Company’s revenues during the fiscal year ended March 31, 2012, relocated most of the manufacturing previously done by the Company to Mexico. The departure of this customer resulted in a significant reduction in revenues in both the fiscal year ended March 31, 2012 and March 31, 2013. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, most of the Company’s revenues are dependent upon periodic orders from these major customers, and the amount of sales to these customers fluctuates from time to time. In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2012 and 2013, accounts receivable from the three customers with the largest receivable balances at year-end represented, in the aggregate, 81.3% and 62.2% of the total outstanding receivables, respectively.

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

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its Original Equipment Manufacturing (“OEM”) business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has at various times during the past few years had to reduce its price and its operating margins. In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases. This has led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has also lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales and have reduced its market share. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

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

Dependence on the Long Hua, Shenzhen, China, Factory Complex. Although the Company has, in the recent past, operated as many as four factories in China, the Company has closed or sold three of its other facilities and now operates its sole manufacturing facility in Long Hua, Shenzhen. While the Company is exploring the possibility of outsourcing some of its assembly operations out of China (to a facility in Myanmar), the Company currently is, and will continue to be heavily dependent upon its Long Hua, Shenzhen facility. The loss of this facility, or any material disruption of its operations at this facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $8,800,000 covering its stock in trade goods and merchandize, furniture and equipment in China. The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

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

Fluctuation in Foreign Currency Exchange Rates. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. Because of the Company’s operations in the PRC and Hong Kong, as well as its international base of customers, the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized a $126,000 currency exchange gain in fiscal 2012, while incurring a currency exchange loss of $27,000 in the fiscal year ended March 31, 2013. Furthermore, these currency fluctuations have in the past materially affected the Company’s financial results, and may do so in the future. For example, in fiscal 2009 the Company had a currency exchange loss of $330,000, which was followed by a currency exchange gain of $173,000 for the fiscal 2010. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China. The Company sells its products to customers in Hong Kong, North America and Europe. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Future Acquisitions Or Strategic Investments, Including The Possible Expansion Into Myanmar (Burma) May Not Be Successful And May Harm The Company’s Operating Results. As part of its strategy, the Company may acquire or enter into strategic relationships with other enterprises in China and possibly elsewhere. Future acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

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

In order to offset the increase in labor costs in Shenzhen, China, the Company currently is exploring the possibility of extending its assembly operations into Myanmar (Burma) through a joint venture or a majority-owned subsidiary. The Company has not yet formed a subsidiary in Myanmar, but it has engaged a local Myanmar company to assemble one line of products for the Company. Based on the success of this initial assignment, the Company may increase its involvement with the Myanmar company or may acquire or establish an operating subsidiary in Myanmar. Should the Company decide to acquire or establish an operating subsidiary in Myanmar, its Myanmar operations will be subject to all of the risks listed above. In addition, the Company will also be subject to the other risks associated with establishing and operating an assembly facility in an underdeveloped country such as Myanmar. These risks include the lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. If the Company expands its operations into Myanmar, it will also be subject to the currency risks associated with the in Myanmar Kyat (MMK), the official currency of that country. While the official exchange rate from the Kyat to the U.S. dollar is fixed, the unofficial rate at which currency is exchanged in Myanmar varies from the official rate and fluctuates. In past, the unofficial exchange rate between the two currencies has fluctuated quickly and significantly. Such currency fluctuations could affect the Company’s operations in Myanmar, and no assurance can be given that unfavorable currency fluctuations will not occur in the future.

Certain Legal Consequences of Incorporation in the British Virgin Islands. The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the BVI Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

Anti-Takeover Provisions Of The Company’s Amended Articles Of Association Could Delay Or Prevent A Change Of Control That The Shareholders May Favor. Article 61 of the Company’s Articles of Association was amended in June 2013 to divide the Board of Directors into three classes, with the directors of each class to be elected for staggered three-year terms. This staggered board may discourage, delay or prevent a merger or other change of control that the shareholders may consider favorable, or may impede the ability of the holders of our common shares to change the Company’s management. In addition, as permitted by the law of the British Virgin Islands and the Company’s Memorandum and Articles of Association, the Memorandum and Articles of Association may be amended by the Board of Directors without shareholder approval provided that a majority of the independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock or to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). The Board’s ability to amend the Memorandum and Articles of Association without shareholder approval, including its ability to create and issue preference shares, could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our common shares at a premium over the then current market price.

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of the Company’s assets are located in the PRC. In addition, most of the Company’s directors and all of its executive officers reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

The Audit Report Included In This Annual Report Are Prepared By Auditors Who Are Not Inspected By The Public Company Accounting Oversight Board And, As Such, You Are Deprived Of The Benefits Of Such Inspection. Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

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

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Because of the difficulty in hiring and keeping highly qualified accounting personnel and the high cost of maintaining proper internal controls, management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. These possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares.

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. On June 25, 2013, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 23.5% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to control and substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

While The Company Has In The Past Paid Dividends At Various Times, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company attempts to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividends in fiscal 2011 (a dividend of $0.08 per share was paid October 28, 2010, a dividend of $0.08 per share was paid on December 24, 2010, and a dividend of $0.08 per share was paid on April 18, 2011), and one dividend early in fiscal 2012 (a dividend of $0.20 was paid on September 8, 2011). In addition, since the end of fiscal 2012, the Company has made four $0.03 per share dividend payments (on September 10, 2012, October 10, 2012, December 28, 2012, and on April 15, 2013). Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Item 4.	Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the (“IBCA”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA, and simultaneously with such repeal, we were automatically re-registered under the BVI’s corporate law replacing the IBCA, the BVI Business Companies Act, 2004. Highway Holdings Limited currently conducts all of its operations through five controlled subsidiaries that carry out the Company’s business from Hong Kong and the Company’s sole factory in Shenzhen, China.

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

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen that it has operated since 1991, the Company previously operated three other manufacturing facilities in China, which facilities were located in Pinghu, Wuxi and He Yuan. These facilities were all closed during the past few years. None of these prior facilities was operational during the fiscal year ended March 31, 2013, and none of these other facilities contributed any revenues in the fiscal year ended March 31, 2013.

In addition to its historical manufacturing operations, the Company in April 2009 formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and Messrs. Torsten Friedrichs and Kai-Olaf Moller, to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. The joint venture, a company formed in Hong Kong and known as Xenon Automation Asia Limited, utilized the Company’s facilities in Hong Kong and China for its manufacturing operations. The business plan of the joint venture was to design and build high quality equipment to meet the growing demand for automation equipment in China and, if requested, in other markets in Asia. Although the joint venture manufactured some automatic assembly and handling systems, the joint venture did not achieve the sales goals that the members of the joint venture had anticipated. The other joint venture members requested that the automation production facility should be relocated to the Shanghai, China, area, a costly and uncertain strategy that the Company did not agree with. Accordingly, on March 31, 2013, the joint venture ceased its operations. In May 2013, the parties agreed that the joint venture would repay the Company substantially all of the advances/loans that the Company had made to the joint venture, and that the Company would transfer its joint venture interest to the other members. The Company recognized an impairment loss of $50,000 on the amount it was owed by the joint venture, which loss was recorded in the fiscal year ended March 31, 2013. As a result, as of May 9, 2013, the Company no longer is a member of this joint venture. The Xenon Automatisierungstechnik GmbH did not materially contribute to the Company’s revenues or profits during the fiscal years ended March 31, 2012 or March 31, 2013.

2011 Reorganization. The BFDC Agreements that the Company has been operating under since 1991 were scheduled to expire in 2016. However, the regional governments announced in 2010 that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted after June 30, 2012. All foreign companies operating in China under this type of subcontract arrangement were instructed to transform their operations into companies organized and registered in China. In order to assist the foreign companies with this transition, and to encourage companies to convert their operations into China registered companies at a faster pace, the Chinese governmental authorities agreed to provide special administrative assistance in the transition, and agreed to provide special tax relief for those entities that (i) organize the new Chinese entity by June 30, 2011, and (ii) complete the transition, and the transfer of assets, by December 31, 2011. The tax relief included a tax exemption from the VAT and import taxes that could otherwise be imposed upon the transfer of equipment and other assets held by foreign entities to the new Chinese companies.

The Company had conducted its operations in Shenzhen, China, through the BFDC Agreements that were entered into by two of its subsidiaries known as (i) Nissin Precision Metal Manufacturing Limited (“Nissin HK”), the manufacturing subsidiary, and (ii) Hi-Lite Camera Company Limited (“Hi-Lite”), the assembly subsidiary. In order to comply with the 2010 edict, the Company in April 2011 commenced a major reorganization of its operations (the reorganization is herein referred to as the “Reorganization”) in Shenzhen and in Hong Kong. As part of the Reorganization, in May 2011 the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new, PRC-registered subsidiary, and transferred its cash, assets, employees and operations under the BFDC Agreements of Nissin HK to Nissin PRC. Although the operations of Nissin HK were transferred to Nissin PRC, Hi-Lite did not convert its operations into a PRC-registered company. Hi-Lite had intended to operate until its BFDC Agreement was terminated. The local authorities have, however, permitted Hi-Lite to continue to operate under its current BFDC Agreement despite the earlier announcement that all such agreements would be terminated. The Company plans to continue to operate under that agreement until its BFDC Agreement is terminated by the local authorities, at which time its operations will be phased out.

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

As part of the Reorganization, the Company transferred the operations of Nissin HK to Nissin PRC. (A foreign owned subsidiary such as Nissin PRC that is established in China is commonly known as a foreign invested enterprise, a “FIE”, or as a “Wholly Foreign Owned Enterprise,” or as a “WFOE.”) As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC will be subject to China’s tax codes and will be subject to the rules and regulations applicable to PRC registered companies. Nissin PRC is the largest among the Company’s two operations in China, and it owns all of the Company’s operating machinery and equipment. The smaller operations, those conducted by Hi-Lite, will continue to operate under its BFDC Agreement until operating under those agreements is prohibited (the local agencies may terminate that agreement at any time).

As a result of the Reorganization, the Company is now structured as follow:

•	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

•	The Company’s administrative functions, and most of its engineering and design functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

•	Substantially all of the Company’s manufacturing operations are now being conducted at the Company’s sole factory complex in Long Hua, Shenzhen, China, through Nissin PRC and under the existing BFDC Agreement that is still in effect with Hi-Lite.

Strategic Realignment of Assembly Operations

The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility have significantly increased. The increased costs could not always be passed through to the Company’s international customers who could move their OEM requirements to other, low labor cost, developing countries. As a result, the Company has seen its net sales and net revenues decrease.

In order to remain competitive with OEM’s who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a.          In order to increase its production efficiency and reduce costs, the Company has been restructuring its manufacturing methods and, where possible, has been supplementing its manufacturing with automation or semi-automated equipment.

b.          The Company has recently been exploring the possibility of shifting some of its labor intensive assembly operations to Myanmar (Burma), a developing country that is starting to permit foreign investment and manufacturing in that country. During the fourth quarter of fiscal 2013, the Company subcontracted the assembly of one of the Company’s products to a supplier, a newly established assembly facility located in Yangon, Myanmar. The Yangon facility is not owned by the Company, although the Company has loaned the owner of the facility some funds and sold some equipment with which that facility can produce the Company’s products. To date, this out-sourced assembly operation has been satisfactory, and the Company is considering expanding on this relationship. In the longer term, the Company’s goal is to acquire or establish a manufacturing facility in Myanmar in order to take advantage of the lower labor costs.

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers. During the fiscal year ended March 31, 2013, substantially all of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which parts and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, computer equipment, electrical components, electrical connectors, cameras, automobile accessories, vacuum cleaners, light fixtures, electro motors, air pumps, automobiles and dishwasher and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its historical success as a supplier to respected multi-national companies is mainly due to: (i) its international management structure which includes German and Chinese nationals; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM customers and retain its existing customers. For example, the Company is now capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller manufacturing operations in Shenzhen, the Company manufactures more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company’s new focus is on manufacturing more customized products for global companies.

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

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) and U.S. companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. For example, for the past two years, the Company manufactured specialized mobile phone covers for a U.S. company. For the fiscal year ended March 31, 2013, approximately 66.8% of the Company’s revenues were derived from OEM metal stamping and mechanical manufacturing, and approximately 33.2% was derived from OEM electric (including plastics) manufacturing operations of the Company.

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. As described above, the Company also intends to relocate some or most of its labor intensive assembly operations to a lower cost assembly facility located in Yangon, Myanmar (Burma). See, “ Strategic Realignment of Assembly Operations,” above.

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

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The newly installed automated machinery has reduced the number of workers at the Company’s facilities. As a result of its increased automation and improved production methods, the Company has been able to reduce its workforce from an average of approximately 1,200 workers in fiscal 2008 to an average of approximately 339 workers in fiscal 2013. In addition to robotics that replace manual labor, during the past few years, the Company has also invested in machines for use in plastics manufacturing, including Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, and spectrum analyzers. Although the automation that has taken place at the Company’s facilities to date has reduced the Company’s headcount, these benefits have largely been offset by continuous increases in labor costs and other related expenses. Accordingly, the Company’s overall cost of manufacturing has not significantly declined as a result of automation, and the benefits of additional automation are uncertain.

Maintaining customers and increasing market share through financial strength: Many of the Company’s largest customers are global companies that require that their OEM manufacturers have the financial strength to survive during financial and economic downturns. The Company has traditionally maintained a strong balance sheet that has enabled it to continue to supply its customers during economic downturns. The Company’s financial policies enabled it to operate during the worldwide financial crisis that commenced in 2008. Many of the Company’s local competitors were unable to survive during the global economic slow-down.

Expansion by acquisition, merger, subcontract and other means: The Company continues to believe it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to access low cost labor, to gain technology know how, to expand its product offerings, and to increase its customer base. Because labor costs have risen substantially in recent years, Chinese labor costs now exceed those of other Asian countries. Accordingly, in order to remain competitive, the Company’s goal is to shift some of its labor intensive operations from Shenzhen, China, to other lower cost Asian countries. The Company is currently exploring the first of such possible arrangements and may, in the near future, acquire or establish an operating subsidiary in Myanmar. Any work performed in other Asian markets for the Company would, however, be supervised and controlled by the Company in order to assure that the Company’s quality standards are maintained. Although the Company evaluates potential strategic relationships and acquisition targets of a regular basis, other than the potential investment in the Myanmar facility, the Company has not identified any other potential transactions.

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

The tool making process for metal parts generally takes between 14 to 50 working days depending on the size and complexity of the tool. Customers typically bear the cost of producing the tools and, as is customary in the industry, the customers hold title to the tooling. However, the Company maintains and stores the tools at its factory for use in production and the Company usually does not make tooling for customers unless they permit the Company to store the tools on site and manufacture the related parts.

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

Finishing, Packaging and Shipping: After their manufacture, the parts and components are inspected for defects and checked with custom-built test gauges. Some components are then spray painted by specially trained, third party spray-paint facilities that perform the painting services to the Company’s specification and according to the Company’s instructions. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. Each of the parts, assemblies and products is then inspected, packaged to the customer’s specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. Depending on its agreement with its customers, the Company may ship the parts, assemblies and products it has manufactured by truck directly from its factory to the customer’s factory in China or elsewhere through the port of Shenzhen and/or Hong Kong. Alternatively, the customer may pick up the products at the Company’s factory and arrange for its own shipping.

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

Customers and Marketing

The Company’s sales are generated from sales primarily in Hong Kong/China, Europe, the United States, and other Asian countries. Earlier this year, the Company also started selling components to Mexico. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2011, 2012 and 2013:

	Year Ended March 31
	2011	2012	2013
Geographic Areas:
Hong Kong and China	27.5%	23.4%	28.0%
Europe	48.4%	55.3%	61.5%
Other Asian countries	6.1%	3.9%	6.5%
North America	18.0%	17.4%	4.0%

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Year Ended March 31
	2011	2012	2013
Segment Sales:
Metal Stamping and Mechanical OEM	59.5%	57.9%	66.8%
Electric OEM	40.5%	42.1%	33.2%

Most of the Company’s customers for its parts, components, and subassemblies generally are themselves manufacturers. The Company’s products are sold primarily to Japanese and German owned companies to be used in finished goods produced by OEMs or other contract manufacturers in China. However, during the fiscal year ended March 31, 2013, the Company also generated net sales of finished products, such as light fixtures, that it sold to its OEM customers.

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

Major Customers

For the fiscal year ended March 31, 2013, three customers each accounted for more than 10% of the Company’s net sales (or 56.7% collectively of the Company’s net sales). During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s orders decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are usually able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements. Certain of the Company’s larger customers provide the Company with non-binding forecasts of their anticipated needs for the next year in order to enable the Company to plan for the anticipated orders. Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company’s business. Sales of manufactured products to established existing clients are primarily on credit terms between 30-90 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Parts are generally shipped 30-60 days after an order has been placed unless the Company is required to manufacture new tools which require approximately 14-50 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

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

While the Company’s manufacturing facilities are in China, the Company sells its products to customers in Hong Kong/China, Europe, and the United States. Recently, the Company has also commenced sales to Mexico. As a result, its operations are subject to significant regulations related to its activities in these regions, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, and trade agreements and taxation.

Research and Development

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company conducts no material research or development. The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with (i) developing potential proprietary products, (ii) automated machines that the Company uses in its manufacturing process, and (iii) an understanding of the technologies of its customers.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 25, 2013, Highway Holdings Limited had nine wholly-owned subsidiaries, of which some are dormant or being deactivated. The Company currently conducts its business primarily through five wholly-owned subsidiaries. Details of the Company’s five principal operating subsidiaries and their facilities as of June 25, 2013 are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities

Hong Kong	Hi-Lite Camera Company Limited	November 10, 1978	Manufacturing OEM products

Hong Kong	Kayser Limited	August 24, 1995	Trading of OEM products

Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Trading and procurement

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products

China	Nissin Metal and Plastic (Shenzhen) Company Limited	May 18, 2011	Manufacturing and assembling metal, plastics, mould and electronic products, and automation equipment

During the fiscal year ended March 31, 2013, the Company also owned a 50% interest in Xenon Automation Asia Limited, a company incorporated in Hong Kong that was established to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. That joint venture company ceased operations on March 31, 2013, and the Company has sold its interest in this company to the other members in May 2013. Accordingly, the Company no longer has an interest in this venture.

British Virgin Islands/Corporate Administrative Office

The office of the registered agent of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, Harneys Corporate Services Limited. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong/Operating Headquarters and Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. Both of these offices are leased under leases that expire on March 20, 2014. The aggregate monthly rental cost of these offices is $8,723 per month.

Shenzhen, China/Manufacturing Facility

The Company currently leases a total of approximately 28,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to two related leases. The leased space consists of 24,000 square meters of manufacturing space, with the balance representing dormitories for the Company’s factory workers. Previously, the Company leased 45,000 square meters of space, but the Company returned two manufacturing buildings, and one dormitory to its landlord during 2012. The remaining existing space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There are also offices for production management, production engineering, and production support administration on the premises. The leases are all one-leases that expire on February 28, 2014. The utilization rate of these facilities at the end of the fiscal year ended March 31, 2013 was only approximately 75% of its maximum capacity. Accordingly, the Company has more manufacturing space than it needs for its current purposes, and its current facilities will continue to satisfy the Company’s space needs in the near future. The Company’s leases will have to be renegotiated and extended before the end of February 2014. The failure to continue to lease some or all of the current facilities will require the Company to relocate some or all of its facilities, which relocation could negatively impact the Company’s operations and financial condition. See, “Risk Factors-Failure to Renew the Long Hua Leases Would Materially Change The Company’s Future Operations.”

4.A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past three years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its international clients. Although the Company manufactures metal, plastic and electronic parts and products for its customers, it treats its (i) metal stamping and mechanical OEM manufacturing operations, and its (ii) electric OEM manufacturing operations, as two separate business segments.

The worldwide economic downturn that commenced in the fall of 2008 did not immediately affect the Company because most of its orders are longer term orders that were not cancelled. However, during most of 2009 (i.e., the Company’s fiscal year ended March 31, 2010), the worldwide economic slowdown in general, and in the manufacturing industry in particular, directly impacted the Company’s business and financial condition and its results of operations, and revenues in the fiscal year ended March 31, 2010 decreased substantially.

The Company’s revenues and profitability partially rebounded during the fiscal year ended March 31, 2011 (“fiscal 2011”) as some customers began to replenish some of their inventories and parts supplies, and as some of the Company’s price increases were realized. In addition, the Company also received larger orders for a U.S. based consumer plastic parts from a new customer. However, in the fiscal year ended March 31, 2012 (“fiscal 2012”), that customer moved the manufacture of its parts from the Company to a manufacturer located in Mexico, which resulted in a significant decrease in net sales compared to fiscal 2011.

Despite the on-going European financial crisis, orders from the Company’s European clients increased slightly in the fiscal year ending March 31, 2013 (“fiscal 2013”). However, because of the loss of the U.S. plastic parts customer, net sales in fiscal 2013 decreased from net sales in fiscal 2012. As a percentage of net sales, orders from European customers increased to 61.6% of total sales in fiscal 2013.

As described in this Annual Report, the Company has taken several actions to reduce its operating costs, including in particular steps to reduce its labor costs, its facilities rental costs and its electricity costs. During the past several years, increased wages, high turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund have continued to increase labor costs. In addition, the local government’s proclamation that all subcontract license companies had to convert their operations to a WFOE form of ownership, has further raised the cost of operating in China. As a new PRC registered company, the Company’s subsidiary now has to comply with the more burdensome permitting requirements, has to increase its record keeping functions, and has to pay VAT on imports (which taxes, net of tax credits, adds to the cost of the materials). The combination of the increasing labor costs and the costs and administrative burdens of operating as a PRC registered company have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor cost increases and the other burdens imposed on the Company’s PRC operations, the Company is considering shifting some of its labor intensive operations from Shenzhen, China, to other lower cost Asian countries. The Company has already engaged a company in Myanmar to provide lower cost assembly services as part of its goal to outsource some of its labor functions to nearby Asian manufacturers. The Company currently is considering acquiring or establishing an operating subsidiary in Myanmar. The Company is currently working with the Myanmar company to ensure that the work performed at the Myanmar facility for the Company would meet’s the Company’s quality standards.

In order to reduce its fixed rental expenses, the Company returned three of the rented buildings at the Long Hua facility to the landlord. The reduced rental expenses were first realized early in 2013 (in the fourth fiscal quarter of fiscal 2013). In addition, the Company has also taken steps to reduce its high electricity expenses, such as installing more meters and shifting its production schedule to lower cost periods.

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

Under the BFDC Agreements that used to apply to all of the Company’s operations in Shenzhen, the Company did not pay taxes in China based on the operations of the Shenzhen facilities because the Company was not considered to be a tax resident in China (the BFDC was responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements, which taxes were indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China were common in southern China for Hong Kong manufacturers. However, the local authorities decreed that these arrangements had to end by June 30, 2012, at which time such foreign operations would have to be converted to WFOEs if the new law is enforced. The Company has converted one of its two subsidiaries to a WFOE (the second subsidiary still is operating under its BFDC Agreement, but the authorities may require that subsidiary to cease operations under the BFDC Agreement at any time). The cost of operating the WFOE is substantially higher than operating under the BFDC Agreement.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

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

	Year Ended March 31,
	2011	2012	2013

Net Sales	100%	100%	100%
Cost of sales	79.0	79.8	77.6
Gross profit	21.0	20.2	22.4
Operating income	5.5	0.9	1.6
Non-operating income(1)	0.1	0.5	0.3
Income before income taxes	5.6	1.4	1.9
Income taxes	(0.4)	(0.7)	0.1
Net Income	5.2	0.7	2.0
Income attributable to non-controlling interest	0.1	0.0	0.0
Net income attributable to Highway Holdings Shareholders	5.3	0.7	2.0

Note:

(1)	Non-operating income includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) gain on disposal of subsidiaries, (iv) impairment loss on investment in equity investees, (v) impairment loss on property, plant and equipment, (vi) gain on disposal of assets, and (vii) other income.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net sales for the fiscal year ended March 31, 2013 (“fiscal 2013”) decreased by $3,437,000, or 13.5% from the fiscal year ended March 31, 2012 (“fiscal 2012”). The principal reason for the decrease in net sales in fiscal 2013 was the termination of the Company’s U.S. consumer plastic parts manufacturer’s orders. During fiscal 2012, the U.S. plastic parts client’s sales represented $4,161,000 of net sales. Sales to this U.S. customer in fiscal 2013 were only $867,000. Orders from the Company’s other four largest existing customers increased in fiscal 2013, which partially offset the decrease in orders from the U.S. customer.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. During fiscal 2013 net sales of the metal stamping and mechanical segment remained unchanged, while the electric OEM segment (that also includes plastic parts) decreased as a result of the loss of the U.S. plastic parts customer. Net sales of the metal stamping segment (net of intersegment sales) represented 66.8% of the Company’s net sales, while the electrical OEM segment (net of intersegment sales) represented 33.2% of net sales.

Gross profits as a percentage of net sales increased to 22.4% in fiscal 2013 from 20.2% in fiscal 2012 due, in large part, to the loss of the U.S. plastic product customer in 2012. The plastic mobile phone protective covers that Company manufactured during 2012 for its U.S. customer represented a significant portion of the Company’s net sales, but the gross margins on those products were small. As a result, following the termination of that low-margin product line, the Company’s overall gross margins increased. The Company was also able to maintain its gross margin by decreasing the number of workers (through the use of automation) and some of its operating costs (such as electricity). The Company achieved the increase in gross margins despite an increase in the actual average wage per employee in fiscal 2013. However, since net sales decreased by 13.5% in fiscal 2013, despite an increase in the Company’s gross margins, the Company’s gross profits decreased in fiscal 2013 by $217,000, or 4.2%, compared to fiscal 2012.

Selling, general and administrative expenses for fiscal 2013 decreased from fiscal 2012 as a result of the decrease in net sales. The Company’s selling, general and administrative expense in fiscal 2012 reflected an increase in wages and additional staff to handle the increased record keeping functions imposed on Nissin PRC, the Company’s WFOE. During fiscal 2012, the Company transferred some of its employees to Nissin PRC and had to increase their wages by 20%. During fiscal 2012 the Company also incurred one-time costs related to the Reorganization, such as the one-time costs of relocating employees from Hong Kong to Shenzhen, and the additional customs tax the Company paid after its prior customs contract expired. However, because net sales did not decreased more than selling, general and administrative expense did, selling, general and administrative expense as a percentage of net sales increased from 19.3% in fiscal 2012 to 20.7% in fiscal 2013.

Despite the $3,437,000 decrease in net sales in fiscal 2013 compared to fiscal 2012, the Company’s operating income increased by $125,000, or 54.3%, in fiscal 2013. The Company’s operating income increased because of the increase in gross margins and the reduction in selling, general and administrative expenses in fiscal 2013.

The Company’s interest expenses decreased from $24,000 in fiscal 2012 to $9,000 in fiscal 2013 as a result of lower outstanding loan balances during the year. For fiscal 2013, the Company had a currency exchange rate loss of $27,000, while the Company recognized a $126,000 currency exchange gain in fiscal 2012, mainly due to a gain realized on the sale of Euros that had significantly appreciated, and fluctuations in the value of the RMB and Euro compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. The Company had a gain of $23,000 in fiscal 2012 and a gain of $78,000 in fiscal 2013 from the disposal of unneeded equipment.

Compared to the prior year, the Company’s effective tax rate decreased to negative 9% in fiscal 2013 compared to 50.3% in fiscal 2012. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2013. The decrease in tax rates in fiscal 2013 is the result of (i) one time taxes incurred in the reorganization and the transfer by the Company of the assets of its Hong Kong subsidiary to the newly formed China WFOE, resulting higher tax rate in fiscal 2012, and (ii) the negative change in valuation allowance mainly due to the reduction in accumulated tax losses in fiscal 2013.

The Company’s net income in fiscal 2013 increased to $448,000 in from $184,000 in fiscal 2012 despite the decrease in net sales because of the increase in gross margins and the decrease in selling, general and administrative costs.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Net sales for fiscal 2012 decreased by $5,777,000, or 18.5% from the fiscal year ended March 31, 2011 (“fiscal 2011”). Net sales in fiscal 2012 were substantially lower due to the reduction of orders from three of its established customers. During fiscal 2012, the Company shipped approximately 14% less products than it did in fiscal 2011 as a result of a decrease in orders. Orders from existing customers decreased in part due to the worldwide economic downturn that negatively affected the Company’s customers, and in part to price increases by the Company. Net sales also decreased in fiscal 2012 as a result of a decrease in the average price per unit that the Company charged its customers. In fiscal 2012, the average selling price of its products decreased by 4.5%. The decrease in price was primarily the result of the product mix sold by the Company in fiscal 2012 (the Company sold more, lower price consumer parts as a percentage of all products shipped), rather than a decrease in the price of the same products sold in fiscal 2011 and fiscal 2012.

During fiscal 2012 net sales of both the “metal stamping and mechanical OEM” segment and the “electric OEM” segment decreased. Net sales of the metal stamping segment (net of intersegment sales) represented $14,689,000 of the Company’s net sales, while the electrical OEM segment (net of intersegment sales) represented $10,681,000 of net sales. Net sales at the metal stamping segment decreased by 20.7% in fiscal 2012 from the prior year due to an almost $5 million decrease in orders from one of the Company’s primary metal stamping clients. Net sales in the electric OEM segment decreased by 15.3% in fiscal 2012 compared to fiscal 2011 as a result of general weakness in net sales.

Gross profits as a percentage of net sales decreased to 20.2% in fiscal 2012 from 21.0% in fiscal 2011 due to higher labor costs and the increased cost of operating in China following the Reorganization. The legal minimum wage in Shenzhen, China, has increased significantly over the past few years. However, because of labor shortages and competition, the Company has to paid wages that are higher than the minimum wage. The Company’s actual average wage per employee increased by approximately 14% in fiscal 2012 over fiscal 2011, which negatively affected the Company’s gross margins. As a result of the decrease in the net sales and the decrease in the Company’s gross margins, the Company’s gross profits decreased in fiscal 2012 by $1,432,000, or 21.9%, compared to fiscal 2011.

Selling, general and administrative expenses for fiscal 2012 remained substantially unchanged from fiscal 2011, despite a decrease in net sales, and despite an overall reduction in the number of employees performing selling and administrative services. The Company’s selling, general and administrative expense did not decrease as net sales decreased because of an increase in wages and the need for additional staff to handle the increased record keeping functions imposed on Nissin PRC, the Company’s WFOE. During fiscal 2012, the Company transferred some of its employees to Nissin PRC. In order to induce the employees to transfer to a geographic area with much higher individual tax rates, the Company had to offer the transferring employees a 20% increase in their wages. During fiscal 2012 the Company also incurred one-time costs, such as the one-time costs of relocating employees from Hong Kong to Shenzhen as a result of the Reorganization, and the additional customs tax the Company paid after its prior customs contract expired. Because net sales decreased and selling, general and administrative expense did not, selling, general and administrative expense as a percentage of net sales increased from 15.5% in fiscal 2011 to 19.3% in fiscal 2012.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2011	2012	2013
	(In thousands)
Net cash provided by operating activities	$2,005	$644	$65
Net cash used in investing activities	(708)	(305)	(407)
Net cash used in financing activities	(729)	(1,628)	(605)
Net increase/(decrease) in cash and cash equivalents	568	(1,289)	(947)
Cash and cash equivalents at beginning of period	6,279	6,864	5,575
Effect of exchange rate changes	17	-	6
Cash and cash equivalents at end of period	$6,864	$5,575	$4,634

As of March 31, 2013, the Company had working capital of $10,131,000, compared to working capital of $10,221,000 as of March 31, 2012 (including in both years $643,000 of restricted cash that was pledged as collateral for bank loans). The Company’s current assets in both 2013 and 2012 included $643,000 of cash deposits that were pledged to banks to secure the Company’s short term banking facilities. In addition, the Company’s prepaid and other current assets included approximately $613,000 of deposits held by the Chinese Customs Department under its Customs License Deposit program related to the Company’s imports of the raw materials.

In 2012, the Chinese Customs Department’s investigated the bonded warehouse used by the Company in its import/export operations. Any such investigation automatically results in the imposition of the requirement to make cash deposits to the Customs Department during the pendency of the investigation. During the inspection, the Customs Department imposed a “Customs License Deposit” on the Company’s imports of the raw materials used in the Company’s manufacturing purposes. Although the investigation has been completed, the Chinese Customs Department has not yet released the Company from the Customs License Deposit requirement, despite its verbal assurances that the file will be closed shortly. In general, while this deposit requirement continues, the Chinese Customs Department requires importers, such as the Company, to deposit up to 25% of the value of annual import contract for various imported materials. As of March 31, 2013 and June 25, 2013, the Company has approximately $613,000 and $1,440,000, respectively, on deposit with the Chinese Customs Department, which amount could increase if the Company enters into new import contracts for raw materials before the deposit requirement is lifted. The Company does not know how long it will have to continue to make these deposits. Based on the estimated amount of the Company’s annual imports, the Company may have to deposit in excess of $3,000,000 with the Chinese government if the deposit requirement continues for an extended period. The deposit with the Chinese government is refundable after each annual import contract expires or at such earlier time if the Customs Department is satisfied with the Company’s compliance. As a result, it is uncertain when the deposits that the Company has been submitting to the government for new annual import contracts will be refunded. Should the custom deposit requirement still be in effect when the Customs Department returns the deposits, those deposits may have to be re-deposited to for future imports. Therefore, as long as the custom deposit system applies to the Company, the Company will have a significant portion of its cash held in the Chinese government’s deposit accounts, which cash will not be available to fund the Company’s working capital needs. The funds on deposit with the Chinese Customs Department are held as security to ensure that taxes and duties are paid on all materials imported. Once the Company exports the products that it produces with the imported materials, and once the custom contract under which the materials have been imported expires, the customs deposits is required to be released and returned to the Company. The Chinese Customs Department has the authority to withhold some or all of the funds for tax and duty payments as well as for penalty payments. Accordingly, while all prior funds held by the Chinese Customs Department have been returned, there can be no assurance that all the money will continue to be returned to the Company at the end of the customs deposit periods. In prior years, all deposits made by the Company were returned after the custom contract was cleared. To date, the Company’s working capital has been sufficient to fund its liquidity and all working capital requirements. The Company has used its banking facilities primarily for letters of credit in international transactions and has not borrowed much for operating activities. However, due to the Chinese Customs Department’s Customs License Deposit regulation, the Company believes that it will have to increase the Company’s use of its bank credit facilities. While the Company believes that it has sufficient cash and other financial resources to both fund the Customs License Deposit and its working capital needs, the Company’s financial reserves will be significantly reduced in the future as a result of the customs requirements.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For the fiscal 2013, the Company had $65,000 of positive cash from its operating activities primarily because of its $448,000 of net income, $586,000 of depreciation and amortization non-cash expenses and $957,000 decrease in inventories. These increases in cash flow were, however, largely offset by a $234,000 increase in accounts receivable and a $1,032,000 decrease in accounts payable, as the Company used its cash flow to repay these obligations. Inventories decreased in fiscal 2013 compared to fiscal 2012 due to the decrease in net sales. Accounts payable also decreased in fiscal 2013 as the amounts of the Company’s inventory and other purchases decreased in fiscal 2013 as a result of decreased net sales.

The Company’s net cash position at March 31, 2013 was lower than on March 31, 2012 because, during fiscal 2013, the Company (i) made $319,000 of purchases of property, plant and equipment, (ii) extended a $167,000 loan to a supplier, (iii) paid cash dividends of $340,000, and (iv) repaid $262,000 of its long term loans.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans. The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases. In fiscal 2013, the foregoing banking facilities were provided to the Company by DBS Bank (Hong Kong) Limited.

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

As of March 31, 2013, the Company had no short-term borrowings outstanding under its credit facility, and had a total of $2,570,000 of available credit remaining under the DBS credit facility. Based on its anticipated operations during the next twelve months, and its current working capital reserves, the Company believes that the DBS credit facility currently is sufficient for its projected needs. However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the current facilities may not be sufficient.

The Company anticipates that, during fiscal 2013, it may have to make an investment in additional equipment and may have to fund an improvement in various assembly facilities in connection with its planned Myanmar assembly operations. These investments may further limit the Company’s future liquidity and may require to Company to increase its borrowings from its bank.

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

The Company generates all of its revenues from sales of products that it manufactures at its facilities in Shenzhen, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, rose 2.6% from December 2011 to December 2012. The minimum wage in China is approximately 7% higher in calendar 2013 than it was in 2012. However, because of the labor shortage in the Company’s region, the Company has not been able to hire workers for the minimum wage, and the Company’s actual labor costs have risen by over 43% in the past two years. China’s overall economy and the average wage in the PRC are expected to continue to grow. Continuing increases in China’s inflation and material increases in the cost of labor will diminish the Company’s competitive advantage against OEM companies in other developing countries and, unless the Company is able pass on these increased labor costs to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

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

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB, as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the past few years as the value of the RMB compared to the U.S. dollar has increased during that period. During fiscal 2013, the RMB’s exchange rate to the U.S. dollar appreciated by approximately 1.3%, thereby increasing the Company’s costs and expenses that it paid in RMB during fiscal 2013 and adversely affecting the Company’s financial results. Accordingly, the Company’s operating costs (expressed in U.S. dollars) have increased and its earnings from its PRC operations have decreased. If the Company were to pass onto its customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make the Company’s products more expensive to its customers in the United States and the European Union, thereby decreasing its competitiveness.

The Company purchases parts and materials from certain European vendors and pays for those parts in Euros. As a result, the Company’s purchases and sales are exposed to currency exchange rate changes between the dollar and the Euro. In order to mitigate the currency exchange rate risk with its European customers related to changes in the value of the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars. For fiscal 2013, only 1.6% of the Company’s net sales were paid in Euros, compared to 7.4% in fiscal 2011 and 4.6% in fiscal 2012. In addition, the Company has entered into agreements with most of its European customers that either limit the exposure to currency fluctuations to approximately 5.8% or provide that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations. The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. In fiscal 2013, the Company incurred a currency exchange loss of $27,000. In fiscal 2012, the Company realized a currency exchange gain of $126,000, mainly due to a gain on the disposal of Euros and a gain on the RMB deposit refund that the Company received from its Shenzhen landlord as part of a modification of our rental agreement.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies could have a material impact on the Company’s future results. If the Company expands its operations into Myanmar, it will also be subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country.

Trend Information

For the current fiscal year ending March 31, 2014, the Company believes that it will shift more of its assembly operations to Myanmar in order to offset increases in the operating costs and, in particular, the cost of labor as a result of additional regulations and the inflationary pressures present in China. The Company believes that if its Myanmar plans can be effected, it will be able to lower the overall cost of the products that it manufactures for its clients. However, in the short term, because the Company’s customers want the Company to maintain a duplicate set of tools and fixtures at its China facilities in case of problems at the Myanmar facility, the Company will have to incur the cost of maintaining duplicate facilities, which will, in the short term, increase costs and offset any cash savings realized by the lower labor costs in Myanmar. Once the production line has been safely transferred to Myanmar, the Company will be able to reduce its overall assembly costs, which the Company believes will enable it to retain manufacturing orders that otherwise could move to other developing countries (or even move back to Europe to be manufactured in highly automated facilities). In addition, the Company believes that its lower cost structure will also attract additional orders from new and existing customers, which could increase its net sales and its profitability. The Company also anticipates that its sales of components to other countries, such as to Mexico, will increase as the Company accesses the market for components to be assembled by third party manufacturers in Mexico.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2013 to March 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2013:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2014	2015	2016	2017	2018 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	1,002	990	12	-	-	-
Capital commitment on purchase of property, plant and equipment	-	-	-	-	-	-
Purchase obligations	3,071	3,071	-	-	-	-
Long-term loans	112	112	-	-	-	-
Total	4,185	4,173	12	-	-	-

Recent Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (the "FASB") has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarified that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e. g. , inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Company does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Company does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 25, 2013 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 5, 2013.

Name	Age	Positions
Roland W. Kohl	64	Chief Executive Officer, Director, Chairman of the Board
Holger Will	47	Chief Operating Officer
Alan Chan	49	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	66	Director
Uri Bernhard Oppenheimer (1) (2)	77	Director
Shlomo Tamir (1) (2)	66	Director
Kevin Yang Kuang Yu	56	Director
Irene Wong Ping Yim (1)	47	Director
Brian Geary (2)	56	Director
George Leung Wing Chan (1)	60	Director

____________

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. However, during the year ended March 31, 2013 to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Holger Will. Mr. Will has been employed with the Company since 1996 and was appointed as the Company’s Chief Operating Officer effective May 1, 2010. Mr. Will started with the Company as a Production consultant to one of the Company’s subsidiaries and eventually became the Production Manager of that subsidiary. In 2000, Mr. Will became the General Manager of Kayser Technik Ltd., the Company’s marketing arm to German customers. As Chief Operating Officer, Mr. Will now is involved in all of the Company’s operations.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2013 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $780,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s employment agreement expires in March 2014. Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors. As a result of the current worldwide economic uncertainties and the Company’s recent modest performance, Mr. Kohl has voluntarily agreed in both fiscal 2012 and 2013 to temporarily reduce the amount of his total current monthly compensation.

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

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 25, 2013, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	3,000	November 9, 2014	$1.65

Roland W. Kohl	—	—	—

Alan Chan	—	—	—

Kevin Yang Kuang Yu	3,000	November 9, 2014	$1.65

Irene Wong Ping Yim	3,000	November 9, 2014	$1.65

Shlomo Tamir	3,000	November 9, 2014	$1.65

Brian Geary	3,000	November 9, 2014	$1.65

George Leung Wing Chan	3,000	November 9, 2014	$1.65

Uri Bernhard Oppenheimer	3,000	November 9, 2014	$1.65

Holger Will	—	—	—

_____________________

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

In 1996, the Company adopted the 1996 Stock Option Plan (the “1996 Option Plan”) pursuant to which, after several amendments, the Company was authorized to grant options for the purchase of up to a total of 600,000 shares of the Common Shares to its employees, officers, directors and consultants. As of March 31, 2011, no additional shares were available for grant under the 1996 Option Plan, and the Company has terminated the 1996 Option Plan.

Because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, in 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”) to replace the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. As of March 31, 2013, options granted under the 1996 Option Plan to purchase a total of 25,000 Common Shares were outstanding. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2013, no options had been granted under the 2010 Option Plan. The average weighted exercise price of all options outstanding on March 31, 2013 was $1.65 per share.

Board Practices

Directors of the Company are elected at the Company’s annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. Commencing with the annual meeting of shareholders to be held on August 5, 2013, the Company’s Articles of Association were amended to provide for the classification of our Board of Directors into three classes of directors with staggered terms of office. Prior to the amendment, the Articles of Association provided that all directors were to be elected annually to serve until their successors have been elected and qualified. As amended, the Articles of Association now provide that directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms). However, at the Annual Meeting to be held on August 5, 2013, all the directors will be elected to serve for the specified class of directors. One class of directors will be elected to hold office initially for a one-year term expiring at the 2014 annual meeting of the shareholders, a second class of directors will be elected to hold office for a two-year term expiring at the 2015 annual meeting, and a third class of directors will be elected to hold office for a three-year term expiring at the 2016 annual meeting.

The Company generally holds its annual meeting of shareholders within 90 days after the filing of its Annual Report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this Annual Report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment. However, in the event of a change of control without the approval of the Board of Directors, Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary.

Audit Committee During fiscal 2013, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met two times during fiscal 2013. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

Employees

As of June 25, 2013, the Company had a total of 447 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, as of June 25, 2013, 115 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 332 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

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

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. That law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. The law also requires employers to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances. All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures. Partly in response to this labor law, the Company has been increasing the amount of automation used in its manufacturing processes and has been reducing the size of its workforce. In addition, in order to partially offset the increasing labor costs in Shenzhen, China, the Company currently is outsourcing some of its labor intensive functions to a third party assembly facility in Myanmar.

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

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 25, 2013, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067		16.2%
Tiko Aharonov	249,000	(2)	6.6%
Satoru Saito	352,980		9.3%
Holger Will	1,000		*
George Leung Wing Chan	3,000	(3)	*
Brian Geary	3,000	(3)	*
Irene Wong Ping Yim	3,000	(3)	*
Kevin Yang Kung Yu	11,224	(2)	*
Shlomo Tamir	3,000	(3)	*
Uri Bernhard Oppenheimer	3,000	(3)	*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes stock options to purchase 3,000 Common Shares which are currently exercisable, or exercisable within 60 days.
(3)	Consists stock options to purchase 3,000 Common Shares which are currently exercisable, or exercisable within 60 days.

Of our 41 record holders, 29 are residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own approximately 92,777 Common Shares. To the Company’s knowledge, foreign record holders own approximately 369,347 Common Shares, although the Company believes that other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 42% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2013.

Item 8.                Financial Information.

A.	Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividends in fiscal 2011 (a dividend of $0.08 per share was paid October 28, 2010, a dividend of $0.08 per share was paid on December 24, 2010, and a $0.08 per share dividend was paid on April 18, 2011), and one dividend early in fiscal 2012 (a dividend of $0.20 was paid on September 8, 2011). In fiscal 2013, the Company has paid a $0.03 per share dividend on September 10, 2012, October 10, 2012, and December 28, 2012. Since the end of fiscal 2013, the Company has paid a dividend of $0.03 per share, which dividend was paid on April 15, 2013. However, because of the financial uncertainty concerning the global economy and modest net income generated by the Company, the Board may not declare or pay another dividend in the current fiscal year ending March 31, 2014.

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

Item 9.               The Listing

A.         Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 25, 2013, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $1.85 per share. As of June 25, 2013, there were 41 holders of record of the Company’s Common Shares. However, the Company believes that are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2013:

Year Ended	High	Low
March 31, 2013	$2.52	$1.41
March 31, 2012	$3.85	$2.02
March 31, 2011	$4.17	$1.75
March 31, 2010	$2.88	$0.60
March 31, 2009	$2.01	$0.55

 The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2013	$1.95	$1.68
December 31, 2012	$2.04	$1.71
September 30, 2012	$2.27	$1.41
June 30, 2012	$2.52	$1.48

March 31, 2012	$2.88	$2.12
December 31, 2011	$3.29	$2.02
September 30, 2011	$3.85	$2.59
June 30, 2011	$3.37	$2.88

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2013	$2.25	$1.67
April 30, 2013	$1.79	$1.67
March 31, 2013	$1.83	$1.68
February 28, 2013	$1.76	$1.69
January 31, 2013	$1.95	$1.77
December 31, 2012	$2.01	$1.71

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

Item 10.             Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2013 and June 25, 2013, there were 3,783,874 Common Shares outstanding. The number of shares outstanding could increase in the future by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above). As of March 31, 2013, no warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

Memorandum And Articles Of Association

Highway Holdings Limited is registered at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands and has been assigned company number 32576. The objectives or purposes of the Company are to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. The Company’s Memorandum and Articles of Association are the instruments governing the Company. These documents are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The Company does not believe that there are any restrictions in its charter or under British Virgin Island law that materially limit the Company’s current or proposed operations.

The authorized share capital of the Company is $200,000 divided into 20,000,000 Common Shares with par value of $0.01 each. Holders of our Common Shares are entitled to one vote for each whole share on all matters to be voted upon by members, including the election of directors. Holders of our Common Shares do not have cumulative voting rights in the election of directors. All of our Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of our Common Shares are entitled to receive dividends if and when declared by our Board of Directors out of surplus in accordance with British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our Common Shares are distributable among them according to their respective holdings. Holders of our Common Shares have no preemptive rights to purchase any additional, unissued Common Shares. We have never had any class of stock outstanding other than our Common Shares nor have we ever changed the voting rights with respect to our Common Shares.

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

Regulation 10 of the Company’s Articles of Association (the “Articles”) provide that without prejudice to any special rights previously conferred on the holders of any existing shares, the unissued shares in the Company are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of the directors determine.

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

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Regulations 38 to 58 of the Articles and under the International Business Companies Act (now, the BVI Business Companies Act, 2004). The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company. An annual meeting of members is held for the election of directors of the Company and in the manner provided in the Articles of Association. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient. If the Company fails to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the Company’s last annual meeting, a court of competent jurisdiction of the British Virgin Islands may summarily order a meeting to be held upon the application of any member or director.

British Virgin Islands law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

Regulation 60 of the Articles provides that a favorable vote of a majority of the Company’s independent directors is required as to any related party transaction between the Company and any 5% or more members of the Company and/or officer or director of the Company. It also provides that the Company shall use its best efforts to at all times maintain at least two independent directors. However, a director may vote or consent with respect to any contract or arrangement in which the director is materially interested, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

In June 2013 the Board of Directors amended Regulation 61 (formerly Regulation 71) to implement a classified Board of Directors. As amended, the Company’s Articles provide that, commencing with the election of directors at the 2013 annual meeting of shareholders, the directors shall be divided into three classes designated as Class I, Class II and Class III. Each class shall consist, as nearly as is possible, of one-third of the number of directors constituting the entire Board of Directors. At each annual meeting of shareholder following the 2013 annual meeting, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms).

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

The full text of the Articles and Memorandum of the Company are attached to this Annual Report on Form 20-F as Exhibits 1.1, 1.2, 1.3 and 1.4.

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

Under the U.S. federal income tax law, cash dividends paid to an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes) with respect to our Common Shares generally will be taxed as dividend income to the extent such distribution does not exceed the Company’s current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Cash dividends made with respect of the Company’s Common Shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. U.S. shareholders will not be subject to backup withholding provided that the shareholder provides his correct United States federal taxpayer identification number and certifies, under penalties of perjury, that he/she is not subject to backup withholding. Amounts withheld under the backup withholding rules may be credited against the U.S. shareholder’s United States federal income tax, and such shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

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

The Company conducts substantially all of its manufacturing operations through its PRC operating companies, and their financial performance and position are measured in terms of renminbi. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred in renminbi. Any appreciation in the value of the renminbi against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. Since July 2005, the renminbi is no longer pegged to the U.S. dollar. As a result, during the past few years, the exchange rate between the renminbi and the U.S. dollar has changed as the renminbi has appreciated in value compared to the U.S. dollar (the renminbi has appreciated by 26% during the six years ended December 31, 2012). In addition, the U.S. and other countries have been urging China to allow the renminbi to appreciate further. During the fiscal year ended March 31, 2013, the Company made payments of approximately 51,597,000 in RMB (or approximately U.S. $8,295,000 based on the exchange rate as of March 31, 2013). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2013, the amount of such RMB payments would have increased the Company’s expenses by $83,000 and $415,000, respectively. Should the Chinese government allow the renminbi to continue to appreciate, or should the Company’s operating expenses in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros was 1.6% for fiscal 2013, representing $351,000 (or 1.6%) of the Company’s net sales that were made in Euros in fiscal year ended March 31, 2013. In the fiscal year ended March 31, 2013, the value of the Euro compared to the U.S. dollar fluctuated throughout the year, and increased from approximately one Euro to 1.23 U.S. dollars at the end of March 2012 to one Euro to 1.31 U.S. dollars on March 31, 2013. Accordingly, the payments that the Company received in fiscal 2013 in Euros were exchanged into slightly more dollars, resulting in a sales increase. To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2013, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by approximately $35,000 and $18,000, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by approximately $35,000 and $18,000, respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had only $112,000 of long-term borrowings that are subject to interest rate changes as of March 31, 2013. Because the Company had cash and cash equivalents of $4,634,000 available as of March 31, 2013, the Company believes that its interest rate risk on these borrowing was acceptable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2013

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Sheung Shui

New Territories, Hong Kong

Attn: Chief Financial Officer

16C.       Principal Accountant Fees and Services

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2013, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2013 and 2012.

	2013	2012
Audit Fees (1)	$250,000	$255,000
Tax Fees (2)	21,000	29,000
Total	$271,000	$284,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements and review of the Annual Report on Form 20-F, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns and advisory service charges.

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

16H.       Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

1.4	Form of Amendment to Articles of Association*

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	[RESERVED]

4.15	[RESERVED]

4.16	[RESERVED]

4.17	[RESERVED]

4.18	[RESERVED]

4.19	[RESERVED]

4.20	[RESERVED]

4.21	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.22	[RESERVED]

4.23	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.24	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.25	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.26	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.27	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.28	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.29	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, dated July 13, 2012*#

4.30	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Bao An Long Cheng Hi-Lite Electronic Factory, dated July 13, 2012*#

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

100**	Financial information from registrant for the year ended March 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

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
Alan Chan
Chief Financial Officer and
Secretary

Date: June 28, 2013

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For the years ended March 31, 2011, 2012 and 2013

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Group") as of March 31, 2012 and 2013, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritive guidance regarding the presentation of comprehensive income, which was adopted by the Group on April 1, 2012.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

June 28, 2013

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2011	2012	2013
	$	$	$

Net sales	31,147	25,370	21,933
Cost of sales	(24,594)	(20,249)	(17,029)

Gross profit	6,553	5,121	4,904
Selling, general and administrative expenses	(4,827)	(4,891)	(4,549)

Operating income	1,726	230	355

Non-operating income (expense):
Exchange (loss) gain, net	(7)	126	(27)
Interest expense	(57)	(24)	(9)
Interest income	3	4	14
Other income	26	11	-
Gain on disposal of subsidiaries	37	-	-
Gain on disposal of assets	23	23	78

Total non-operating income	25	140	56

Income before income taxes	1,751	370	411
Income taxes (note 3)	(123)	(186)	37

Net income	1,628	184	448
Net loss attributable to non-controlling interests	22	-	-

Net income attributable to Highway Holdings
Limited shareholders	1,650	184	448

Net income per share:
- basic	0.44	0.05	0.12
- diluted	0.44	0.05	0.12

Weighted average number of shares outstanding:
- basic	3,765,276	3,777,850	3,778,825

- diluted	3,776,696	3,788,302	3,781,307

Share-based compensation expenses during the
related periods included in:
Selling, general and administrative expenses	75	-	-

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2011	2012	2013
	$	$	$

Net income	1,628	184	448
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(4)	-	(16)
Comprehensive income	1,624	184	432
Less: comprehensive loss attributable to non-controlling
interest	22	-	-
Comprehensive income attributable to Highway Holdings
Limited's shareholders	1,646	184	432

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	5,575	4,634
Restricted cash (note 7)	643	643
Accounts receivable, net of allowances for doubtful accounts
of nil and $6 as of March 31, 2012 and 2013, respectively	3,724	3,958
Inventories (note 4)	3,970	2,957
Amount due from an equity method investee	174	110
Prepaid expenses and other current assets	424	1,114
Total current assets	14,510	13,416

Property, plant and equipment, net (note 5)	2,027	1,769
Deposit for purchase of property, plant and equipment	42	-
Investments in equity method investees (note 6)	-	-
Loan receivable (note 8)	-	167

TOTAL ASSETS	16,579	15,352

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,547	1,515
Long-term loans - current portion (note 9)	262	112
Obligations under capital leases (note 10)	3	-
Accrued expenses and other liabilities (note 11)	1,324	1,386
Income tax payable	153	158
Dividend payable	-	114
Total current liabilities	4,289	3,285
Deferred income taxes (note 3)	180	59
Long-term loans - net of current portion (note 9)	112	-

Total liabilities	4,581	3,344

Commitments and contingencies (note 12)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares;
3,783,874 shares issued and outstanding as of March 31, 2012
and 2013	38	38
Additional paid-in capital	11,340	11,340
Retained profits	634	628
Treasury shares, at cost - 5,049 shares as of March 31, 2012
and 2013 (note 13)	(14)	(14)
Accumulated other comprehensive income	-	16

Total Equity	11,998	12,008

TOTAL LIABILITIES AND EQUITY	16,579	15,352

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited's Shareholders' Equity
							Total
							Highway
	Common shares,				Accumulated		Holdings
	issued and		Additional		other	Treasury	Limited's	Non-
	outstanding		paid-in	Retained	comprehensive	shares,	Shareholders'	controlling	Total
	Shares	Amount	capital	profits	(loss) income	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2010	3,779	38	11,289	461	(13)	(53)	11,722	(50)	11,672

Net income	-	-	-	1,650	-	-	1,650	(22)	1,628
Treasury shares cancelled (note 13)	(37)	(1)	(52)	-	-	53	-	-	-
Shares issued to a consultant (note 18)	30	1	55	-	-	-	56	-	56
Shares repurchase (note 13)	-	-	-	-	-	(15)	(15)	-	(15)
Exercise of share options	9	-	24	-	-	1	25	-	25
Employee's share-based compensation	-	-	19	-	-	-	19	-	19
Translation adjustments	-	-	-	-	(4)	-	(4)	-	(4)
Cash dividends ($0.24 per share)	-	-	-	(905)	-	-	(905)	-	(905)
Disposal of subsidiaries	-	-	-	-	17	-	17	72	89

As of March 31, 2011	3,781	38	11,335	1,206	-	(14)	12,565	-	12,565
Net income	-	-	-	184	-	-	184	-	184
Exercise of share options	3	-	5	-	-	-	5	-	5
Cash dividends ($0.20 per share)	-	-	-	(756)	-	-	(756)	-	(756)

As of March 31, 2012	3,784	38	11,340	634	-	(14)	11,998	-	11,998
Net income	-	-	-	448	-	-	448	-	448
Cash dividend ($0.12 per share)	-	-	-	(454)	-	-	(454)	-	(454)
Translation adjustments	-	-	-	-	16	-	16	-	16

As of March 31, 2013	3,784	38	11,340	628	16	(14)	12,008	-	12,008

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2011	2012	2013
	$	$	$
Cash flows from operating activities:
Net income	1,628	184	448
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of property, plant and equipment	659	670	586
Amortization of intangible assets	8	-	-
Write down of inventories	228	199	56
Gain on disposal of property, plant and equipment	(23)	(23)	(78)
Gain on disposal of subsidiaries	(37)	-	-
Employee's share-based compensation	19	-	-
Shares issued to a consultant	56	-	-
Deferred income taxes	26	7	(121)
Share of (profits) losses of equity method investees	(30)	31	-
Changes in operating assets and liabilities:
Accounts receivable	(1,621)	1,073	(234)
Inventories	(976)	67	957
Prepaid expenses and other assets	41	(181)	(584)
Accounts payable	1,225	(732)	(1,032)
Accrued expenses and other liabilities	731	(733)	62
Income tax payable	71	82	5

Net cash provided by operating activities	2,005	644	65

Investing activities:
Purchase of property, plant and equipment	(1,027)	(355)	(319)
Net cash inflow from disposal of subsidiaries	168	-	-
Proceeds from disposal of property, plant and equipment	23	50	79
Long-term loan receivable	-	-	(167)
Decrease in restricted cash	128	-	-

Net cash used in investing activities	(708)	(305)	(407)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year ended March 31,
	2011	2012	2013
	$	$	$
Financing activities:
Proceed from exercise of employee share options	25	5	-
Repurchases of common shares	(15)	-	-
Cash dividends paid	(603)	(1,058)	(340)
Raise of long-term loans	771	-	-
Repayment of obligations under capital leases	(251)	(41)	(3)
Repayment of long-term loans	(143)	(254)	(262)
Repayment of short-term borrowings	(513)	(280)	-

Net cash used in financing activities	(729)	(1,628)	(605)

Net increase (decrease) in cash and cash equivalents	568	(1,289)	(947)
Cash and cash equivalents at the beginning of year	6,279	6,864	5,575
Effect of exchange rate changes on cash	17	-	6

Cash and cash equivalents at the end of year	6,864	5,575	4,634

Supplemental cash flow information:
Interest	57	24	9
Income taxes	26	97	77

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

The Company and its subsidiaries (collectively referred as the "Group") are engaged in manufacturing and sale of metal, plastic and electronic parts and components. The Group's manufacturing activities are principally conducted in Shenzhen of China and its selling activities are principally conducted in Hong Kong. The Group previously conducted manufacturing activities in Pinghu and Wuxi of China. The manufacturing operations Pinghu were transferred to Long Hua in April 2010, and the manufacturing operations in Wuxi were disposed of in December 2010.

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
168

The Group commenced a reorganization to restructure its operations in April 2011. As part of this reorganization, the Group (i) has formed a wholly Foreign Owned Enterprise ("WFOE"), Nissin Metal and Plastic (Shenzhen) Company Limited ("Nissin Shenzhen"), on May 18, 2011, and (ii) transformed and transferred the operations of a subsidiary, Nissin Precision Metal Manufacturing Limited ("Nissin HK"), to Nissin Shenzhen in November 2011. The reorganization does not have a material impact on the Company's consolidated financial statements.

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

No impairment expenses are recognized for long-lived assets during the years ended March 31, 2011, 2012 and 2013.

(i) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables and loan receivable are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable and loan receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 62%, 81% and 62% of the balances of accounts receivable as of March 31, 2011, 2012 and 2013, respectively. The loan receivable from a debtor represents 100% of the balance of loan receivable as of March 31, 2013.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Stock-based compensation - The Group has a stock-based employee compensation plan, as be more fully described in note 18. The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

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

(r) Comprehensive income (loss) - Comprehensive income (loss) includes net income and foreign currency translation adjustments and is presented net of tax, the amount of which is nil for the three years ended March 31, 2013. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income. Beginning April 1, 2012, the Group presented the consolidated statements of comprehensive income in two separate but consecutive statements.

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2012 and 2013. As of March 31, 2012 and 2013, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recent issued accounting standards adopted - In May 2011, the Financial Accounting Standards Board (the "FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation premise concepts only apply to measuring the fair value of nonfinancial assets.
•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.
•	Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.
•	Fair value of an instrument classified in a reporting entity's stockholders' equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.
•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy:

(1)	a quantitative disclosure of the unobservable inputs and assumptions used in the measurement,
(2)	a description of the valuation process in place (e.g. how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and
(3)	a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Group's consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group adopted this guidance effective April 1, 2012 and presented the consolidated statements of comprehensive income in two separate but consecutive statements.

(v) Recent issued accounting standards not yet adopted - In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Recent issued accounting standards not yet adopted - continued - In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e. g. , inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Recent issued accounting standards not yet adopted - continued - Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group's operating subsidiaries, other than Kayser Wuxi and Nissin Shenzhen, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2011, 2012 and 2013.

Kayser Wuxi and Nissin Shenzhen, which are established and operated in China, are subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations are conducted mainly in Long Hua, Shenzhen during the years ended March 31, 2011, 2012 and 2013. The Group also conducted manufacturing operations in Wuxi of China during the year ended March 31, 2011.

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

Under the BFDC Agreements, the Group (excluding Nissin Shenzhen) is not considered by local tax authorities to be doing business in China; accordingly, the activities of the Group (excluding Nissin Shenzhen) in China have not been subject to local taxes. The BFDC are responsible for paying taxes they incur as a result of their operations under the BFDC Agreements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

As part of the manufacturing operations of the Group (excluding Nissin Shenzhen) are carried out in China under the BFDC Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been determined based on such tax relief.

The components of income before income taxes are as follows:

	Year ended March 31,
	2011	2012	2013
	$	$	$

Hong Kong	1,825	779	366
China	(74)	(409)	45
	1,751	370	411

The provision for income taxes consists of the following:

	Year ended March 31,
	2011	2012	2013
	$	$	$
Hong Kong
Current tax	97	179	68
Deferred tax	26	7	(121)
	123	186	(53)
China
Current tax	-	-	16

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2011	2012	2013
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	8.4	68.3	5.9
Changes in valuation allowances	(9.5)	0.3	(31.6)
Under(over)provision of profits tax in prior year	-	1.4	(0.5)
Effect of different tax rate of subsidiaries operating
in other jurisdictions	(8.0)	(36.3)	(3.9)
Other	(0.4)	0.1	4.6

Effective tax rate	7.0	50.3	(9.0)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred tax liability:	As of March 31,
	2012	2013
	$	$

Property, plant and equipment	182	72

Deferred tax asset:
Tax loss carryforwards	(769)	(818)
Valuation allowance	767	805

Total net deferred tax asset	(2)	(13)
Net deferred tax liability	180	59

Movement of valuation allowances are as follows:

	Year ended March 31,
	2011	2012	2013
	$	$	$

At the beginning of the year	968	766	767
Changes in prior year tax losses carry forward	-	-	168
Current year (reduction) addition	(160)	1	(130)
Disposal of subsidiaries	(42)	-	-

At the end of the year	766	767	805

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized. As of March 31, 2012 and 2013, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2012 and 2013, tax losses amounting to approximately $4,959 and $4,160, respectively may be carried forward indefinitely.

As of March 31, 2012 and 2013, the Group's China subsidiary had tax losses of approximately of $409 and nil, respectively that would expire five years from respective financial years incurring the losses.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2012 and 2013, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2007 to 2013 remain subject to examination by the Hong Kong tax authority.

4.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2012	2013
	$	$

Raw materials	3,033	1,770
Work in progress	294	287
Finished goods	643	900
	3,970	2,957

Slow moving inventories amounting to $228, $199 and $56 were written off during the years ended March 31, 2011, 2012 and 2013, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2012	2013
	$	$
At cost:
Machinery and equipment	12,050	12,124
Furniture and fixtures	475	444
Leasehold improvements	483	483
Motor vehicles	87	87

Total	13,095	13,138
Less: Accumulated depreciation and impairment	(11,068)	(11,369)

Property, plant and equipment, net	2,027	1,769

Depreciation expense incurred for the years ended March 31, 2011, 2012 and 2013 were $659, $670 and $586, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	As of March 31,
	2012	2013
	$	$

Machinery and equipment, at cost	44	-
Less: Accumulated depreciation	(18)	-

Net book value	26	-

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $27, $4 and nil for the years ended March 31, 2011, 2012 and 2013, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group's consolidated balance sheet as of March 31, 2012 and 2013 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2012	2013
	$	$
The Group's proportionate share of equity in
the net assets of equity investees	8	8
Less: Accumulated impairment losses recognized	(8)	(8)

Investments in equity investees reported in
the consolidated balance sheet	-	-

On August 5, 2003, the Group acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) was engaged in the trading of camera batteries, films and disposable cameras and became inactive. Such investment was fully impaired as of March 31, 2012 and 2013.

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

7.	RESTRICTED CASH

Restricted cash represents certain bank deposits of a subsidiary pledged for banking facilities of a subsidiary. The banking facilities are secured by guarantees given by the Company. As of March 31, 2012 and 2013, the Group pledged bank deposits of $643 to banks to secure short term banking facilities granted. There are no restrictive financial covenants associated with these bank facilities. The credit facilities are subject to annual review by the banks.

	As of March 31,
	2012	2013
	$	$

Maximum credit facilities available to the Group	2,570	2,570

Amount utilized	-	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	LOAN RECEIVABLE

The balance represents the loan receivable to a supplier which is interest free and repayable by March 20, 2016.

9.	LONG-TERM LOANS

Long-term loans consist of the followings:

	As of March 31,
	2012	2013
	$	$

Unsecured bank loans repayable monthly with maturity date of August 20, 2013, interest at 1.75% p.a. below the Bank's Prime Rate in Hong Kong	187	56

Unsecured bank loans repayable monthly with maturity date of August 26, 2013, interest at 1.75% p.a. below the Bank's Prime Rate in Hong Kong	187	56
Total long-term loans	374	112
Current portion of long-term loans	(262)	(112)
Non-current portion of long-term loans	112	-

Scheduled maturities of the Group's long-term loans as of March 31, 2013 are as follows:

$
Year ending March 31
2014	112

10.	OBLIGATIONS UNDER CAPITAL LEASES

The balances consist of obligations under capital leases on certain property, plant and equipment for the Group's operations with lease terms expiring in coming year.

The balance has been fully repaid as of March 31, 2013.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2012	2013
	$	$

Accrued payroll and employee benefits	852	885
Deposits received from customers	72	16
Accrued audit fee	175	252
Accrued commission expense	30	8
Others	195	225
	1,324	1,386

12.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,230, $1,301 and $1,258 for the years ended March 31, 2011, 2012 and 2013, respectively.

As of March 31, 2013, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2014	990
2015	12
1,002

(b)	The Group had a total commitment of $54 and $48 for receiving consulting services as of March 31, 2012 and 2013. The commitment as of March 31, 2013 is expected to be disbursed during the year ending March 31, 2014.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES - continued

(c)	The BFDC Agreements in Long Hua were extended to March 31, 2016 in fiscal year 2008. Pursuant to the BFDC Agreements, the Group is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Group's dealings with the BFDC or should the local or federal government change the rules under which the Group currently operates, all of the Group's operations and assets could be jeopardized.

In addition, transactions between the Group and the BFDC are on terms different in certain respects from those contained in the BFDC Agreements. There can be no assurance that the BFDC will not insist upon a change in the current practices so as to require adherence to the terms of the BFDC Agreements, which the Group considers less favorable to it than the practices currently in effect, or that the Group or BFDC may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the Group will be able to negotiate extensions and further supplements to any of the BFDC Agreements or that the Group will be able to continue its operations in China. If the Group were required to adhere to the terms of the BFDC Agreements, the Group's business and results of operations could be materially and adversely affected.

However, as part of the reorganization that took place in April 2012, the Group had transformed and transferred the manufacturing operations of Nissin HK to Nissin Shenzhen in November 2012 and it is currently terminating the principal BFDC Agreement of Nissin HK has been terminated, even though that Agreement was scheduled to expire in 2016. Hi-lite will continue to operate in accordance with its BFDC Agreement until its BFDC Agreement is terminated by the local government authorities.

13.	TREASURY STOCK

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1,000. During the year ended March 31, 2011, the Company repurchased 6,049 shares at consideration of $15 of which 1,000 shares were subsequently transferred to an employee upon the exercises of his employee stock options in February 2011. The remaining 5,049 shares were held in treasury as of March 31, 2012 and 2013 and are not eligible to vote.

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

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2012 and 2013 are as follows:

	Percentage of accounts receivable
	2012	2013
	%	%

Customer A	19.6	36.6
Customer B	44.4	12.4
Customer C	17.3	13.2

Three largest receivable balances	81.3	62.2

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2011	2012	2013
	$	$	$

At beginning of year	-	-	-
Allowance for the year	-	-	6

At end of year	-	-	6

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2011, 2012 and 2013 are as follows:

	Year ended March 31,
	2011	2012	2013
	%	%	%

Customer A (note a)	22.2	25.1	33.0
Customer B (note a)	N/A	N/A	12.0
Customer C (note b)	15.1	16.4	N/A
Customer D (note c)	13.4	N/A	11.7
Customer E (note b)	N/A	11.3	N/A

Notes:

(a)	Sales to these customers were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.
(c)	Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2011	2012	2013
	$	$	$
Net income attributable to Highway Holdings
Limited's shareholders, basic and diluted	1,650	184	448
Shares:
Weighted average common shares used in
computing basic net income per share	3,765,276	3,777,850	3,778,825

Effect of dilutive securities:
Weighted average shares from assumed exercise
of stock options and issuance of common shares	11,420	10,452	2,482
Weighted average common shares used in
computing diluted net income per share	3,776,696	3,788,302	3,781,307

Net income per share, basic	0.44	0.05	0.12

Net income per share, diluted	0.44	0.05	0.12

95,000, 55,000 and nil options to purchase common shares were excluded in the computation of 2011, 2012 and 2013 diluted net income per share respectively as their effects were anti-dilutive.

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

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $126, $150 and $186 for the years ended March 31, 2011, 2012 and 2013, respectively.

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

Since the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, on June 26, 2010, the Company adopted the "2010 Stock Option And Restricted Stock Plan" (the "2010 Option Plan"). The 2010 Option Plan replaced the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The options vest in accordance with the terms of the agreements entered into by the Group and the grantee of the options. To date, no options and restricted shares have been granted under the 2010 Option Plan.

No options were granted by the Company for the years ended March 31, 2011, 2012 and 2013.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS - continued

The options granted under the Option Plan resulted in a compensation expense of $19, nil and nil for the years ended March 31, 2011, 2012 and 2013, respectively, which is included in selling, general and administrative expenses.

As of March 31, 2012 and 2013, there were no unrecognized compensation cost related to non-vested stock options granted under the Option Plan, nor any non-vested stock options.

A summary of stock option activity during the years ended March 31, 2011, 2012 and 2013 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$

Outstanding as of April 1, 2010	197,500	3.32	1.67	2.75
Granted	(10,000)	2.54	0.98
Lapsed/cancelled	(64,500)	3.50	1.16

Outstanding as of March 31, 2011	123,000	3.29	1.04	1.44
Exercised	(3,000)	1.65	0.95
Lapsed/cancelled	(40,000)	3.42	1.00

Outstanding as of March 31, 2012	80,000	3.29	1.07	0.98
Lapsed/cancelled	(55,000)	4.03	-

Outstanding as of March 31, 2013	25,000	1.65	0.95	1.61

Exercisable as of March 31, 2013	25,000	1.65	0.95	1.61

The aggregate intrinsic values of the stock options outstanding as of March 31, 2012 and 2013 were $19 and $3, respectively.

The aggregate intrinsic values of the stock options exercised during the year ended March 31, 2012 was $6. No stock options were exercised during the year ended March 31, 2013.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	STOCK COMPENSATION

Shares issued to consultant

Pursuant to a consulting agreement entered into with a consultant, an independent third party, the Company granted 30,000 common shares to the consultant upon completion of his consulting service to the Group for the year ended March 31, 2011.

30,000 common shares were issued to the consultant during the year ended March 31, 2011 and the Group recorded a compensation expense of $56 for the year ended March 31, 2011 based on the fair value of the shares granted at the date of grant, which is included in selling, general and administrative expenses.

No such shares were issued, nor were such compensation expenses recorded for the years ended March 31, 2012 and 2013.

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

Intersegment sales arise from transfer of goods between segments. These sales are generally at price consistent with what the Group would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2011	2012	2013
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	18,530	14,689	14,646
Intersegment sales	6,790	8,585	-
	25,320	23,274	14,646
Electric OEM:
Unaffiliated customers	12,617	10,681	7,287
Intersegment sales	10,915	11,914	-
	23,532	22,595	7,287

Intersegment eliminations	(17,705)	(20,499)	-

Total net sales	31,147	25,370	21,933

Operating income:
Metal stamping and Mechanical OEM	1,079	428	319
Electric OEM	1,086	71	142
Corporate	(439)	(269)	(106)

Total operating income	1,726	230	355

Interest expense:
Metal stamping and Mechanical OEM	34	14	6
Electric OEM	23	10	3

Total interest expense	57	24	9

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	369	393	353
Electric OEM	290	277	233
Corporate	8	-	-

Total depreciation and amortization	667	670	586

Capital expenditure:
Metal stamping and Mechanical OEM	615	323	206
Electric OEM	412	32	106

Total capital expenditure	1,027	355	312

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION - continued

	As of March 31,
	2012	2013
	$	$
Total assets:
Metal stamping and Mechanical OEM	12,450	10,022
Electric OEM	4,090	5,228
Corporate	39	102

Total assets	16,579	15,352

	As of March 31,
	2012	2013
	$	$
Long-lived assets:
Metal stamping and Mechanical OEM	1,342	1,142
Electric OEM	685	627

Total long-lived assets	2,027	1,769

All of the Group's sales are co-ordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2011	2012	2013
	$	$	$
Net sales:
Hong Kong and China	8,560	5,933	6,148
Other Asian countries	1,898	995	1,415
Europe	15,069	14,030	13,503
North America	5,620	4,412	867
	31,147	25,370	21,933

All of the Group's long-lived assets are located in Hong Kong and China.

20.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2011, 2012 and 2013.

21.	EVENT AFTER THE REPORTING PERIOD

The group disposed its interest in Xenon Automation to the other shareholders of Xenon Automation in May 2013. The amount due from Xenon Automation of $110 as of March 31, 2013 was fully settled subsequently in May 2013.

* * * * * *

