Form 20-F
period 2014-03-31
HIGHWAY HOLDINGS LTD
filed 2014-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,783,874 Common Shares were outstanding as of March 31, 2014.

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

FORWARD - LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under “Item 3. Key Information.” Forward-looking statements include, but are not limited to, statements relating to:

•	the Company’s goals, strategies and expansion plans;

•	the Company’s business development, financial condition and results of operations;

•	changes in the original equipment manufacturing (“OEM”) market;

•	the demand for, and market acceptance of, the Company’s products and services;

•	changes in the Company’s relationships with its major customers;

•	economic factors in Hong Kong and Shenzhen, China, that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

•	general economic and business conditions affecting the Company’s major customers.

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

PART I

Item 1.             Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.             Offer Statistics and Expected Timetable

Not Applicable

Item 3.             Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2014 and the balance sheet data as of March 31, 2013 and 2014 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2010 and 2011 and the balance sheet data as of March 31, 2010, 2011 and 2012 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2010	2011	2012	2013	2014
Statement of Operations
Net sales	$21,739	$31,147	$25,370	$21,933	$22,936
Gross profit	4,700	6,553	5,121	4,904	5,596
Operating income	331	1,726	230	355	793
Net income attributable to Highway Holdings Limited shareholders	420	1,650	184	448	596
Per share amounts
Net income-basic	$0.11	$0.44	$0.05	$0.12	$0.16
Net income-diluted	0.11	0.44	0.05	0.12	0.16
Dividend declared & paid (1)	0.03	0.24	0.20	0.12	0.12
Weighted average number of shares:
Basic	3,755	3,765	3,778	3,778	3,778
Diluted	3,758	3,777	3,788	3,781	3,789
Dividend declared (1)	$113	$905	$756	$454	$454

(1)	Dividends declared for all periods were declared and paid as cash dividends.

Balance Sheet Data

Property, plant and equipment, net	$2,051	$2,411	$2,027	$1,769	$1,213
Working capital	9,803	10,674	10,221	10,131	10,374
Total assets	16,352	19,399	16,579	15,352	15,776
Long term debt	295	672	377	112	-
Common shares	38	38	38	38	38
Total equity	11,672	12,565	11,998	12,008	12,146
Common shares issued and outstanding	3,780	3,781	3,784	3,784	3,784

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

The stated term of the BFDC Agreements continues until 2016. However, despite the stated term of the BFDC Agreements, in 2010, the Company received official governmental notice that the foregoing BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries, would have to reorganize their operations by no later than June 30, 2012. As a result of the foregoing governmental decree, in 2011 the Company commenced a major reorganization to restructure its operations and corporate structure in China. As part of this reorganization, the Company (i) formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, (ii) discontinued its operations under one of its two principal BFDC Agreements, and (iii) transferred the assets, equipment, employees and manufacturing operations of Nissin Precision Metal Manufacturing Limited (herein referred to as “Nissin HK”), one of its Hong Kong subsidiaries, to Nissin PRC. A foreign owned subsidiary, such as Nissin PRC, that is registered in China is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”). As a new PRC registered WFOE, Nissin PRC is now permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China under the BFDC Agreements. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. To date, the Company has managed to restructure the operations of its new PRC subsidiary in a manner that has enabled it to comply with the additional rules and regulations. However, no assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC and will be able to comply with future regulations and restrictions.

The Transformation of the Operations of Nissin Precision Metal Manufacturing Limited Into a Wholly Foreign Owned Enterprise Has Increased the Company’s Cost of Operations in Shenzhen, China, and Could Result in Substantial Additional Unexpected Costs. As part of the governmentally required conversion of the operations of Nissin HK into a WFOE, the Company’s Nissin PRC wholly-owned limited liability company is now a registered PRC company and is governed by the PRC’s company laws and regulations. The cost of conducting operations through Nissin PRC is substantially higher than the operating cost was for that enterprise when it operated under the BFDC Agreements. The regulations imposed on Nissin PRC have resulted in increased taxes and increased regulatory and accounting burdens. For example, Nissin PRC has to charge value added tax (“VAT”) on all of the products that its sells locally, and has to pay VAT on materials it purchases locally. Depending on the classification of products and/or materials not all of the VAT tax is refunded to Nissin PRC when it exports these products. As a result, the VAT increases the overall cost of those products. The Company, therefore, must either pass these increased costs on to its customers (which hurts the Company’s price competitiveness and its customer relations), or absorb the cost increases through smaller profit margins (which reduces the benefits of such sales to the Company). No assurance can be given that the cost of operating Nissin PRC as a WFOE will not continue to increase and will not further negatively affect the Company and its operations.

Termination of the BFDC Agreement with Hi-Lite Camera Company Limited Will Substantially Increase the Company’s Overall Cost of Operations in China. As described above, the Company was forced to convert its manufacturing business in Shenzhen, China, (Nissin HK) into a PRC registered company (Nissin PRC). However, despite the earlier edict, the second operating entity in Shenzhen, China, Hi-Lite Camera Company Limited (“Hi-Lite”), currently is still operating in Shenzhen under the existing BFDC Agreement because the authorities have not enforced the termination of the BFDC Agreements (although the BFDC Agreements for Hi-Lite were scheduled to be revoked on June 30, 2012, the governmental agencies have, to date, not yet revoked Hi-Lite’s BFDC Agreement). Accordingly, the Company plans to continue to operate Hi-Lite’s assembly operations in Shenzhen under its existing BFDC Agreement until those agreements are actually terminated. Hi-Lite’s continued operations in Shenzhen under the BFDC Agreement has allowed the assembly portion of the Company’s business in China to continue to operate at a lower cost. If, and when, Hi-Lite is required to terminate its operations under its BFDC Agreement, Hi-Lite will either have to convert into a WFOE or will have cease operations. The Company has decided that it will not convert Hi-Lite into a WFOE and, therefore, will terminate Hi-Lite’s operations once the BFDC Agreement is formally terminated. The operations of Hi-Lite could be terminated at any time, and the Company is unable to predict how long Hi-Lite will be able to continue to operate under its BFDC Agreement (which agreement will expire in any event in 2016). In order to reduce the expected impact of a termination of Hi-Lite under its BFDC Agreement, the Company has been (i) gradually winding down the operations of Hi-Lite and (ii) shifting some of its assembly operations to lower labor cost locations in Asia, such as Myanmar (see, “Item 4-Information on the Company/Strategic Realignment of Assembly Operations,” below). Should the government terminate Hi-Lite’s current operations before the Company has fully wound down Hi-Lite’s operations and/or shifted much of Hi-Lite’s assembly operations to the new Myanmar facility, the Company’s operations in Shenzhen could be materially negatively impacted. The termination of Hi-Lite’s operations in the near future could materially impact the Company’s operations.

The Company’s Operations At Its Long Hua, Shenzhen, Facilities May Be Disrupted By Changes Made By The Landlord To The Leased Buildings. The Company’s current manufacturing facilities in Long Hua, Shenzhen, China, consist of approximately 261,000 square feet of space that are used for manufacturing and as dormitory facilities. These facilities are currently leased pursuant to several leases (the “Premises Leases”) that permit the Company to operate in various buildings until February 28, 2017. Commencing later this year, the landlord of the premises will rebuild one of the buildings that the Company has been using. Accordingly, the Company will have to move its manufacturing operations out of that buildings and relocate those operations into a temporary facility for one approximately year. The manufacturing operations will then move back into the rebuilt building when the construction is completed. The relocation of the operations later this year to the temporary facility, the operations conducted at the temporary facility, and the move into the new building approximately one year later, will disrupt the Company’s normal operations and may impact the Company’s ability to timely manufacture products for its customers. In addition, moving the plant and equipment will be costly and will require that the company incur additional expenses in refurbishing the temporary facilities. The cost and negative impact on the Company’s operations of these moves cannot currently be accurately estimated, but the impact on the Company’s operations and financial results could be material.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, China, in Particular, Have Significantly Increased the Costs and Risks of Doing Business. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to lifelong employment). These regulations now require companies to make payments to up to six different employee benefit funds for each employee. For example, the Shenzhen municipal government recently issued that require businesses and employees to each make contributions, ranging from 5% to 20% of an employee’s salary, into a government housing fund. The obligation to make these contribution, while unpopular with both the companies and the employees, has significantly increased the Company’s cost of employment. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies. Certain parts of China, including the Company’s facilities in Long Hua, Shenzhen, have in the past experienced shortages of electricity and water, which could negatively affect the Company. The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations. The foregoing changes in labor and other rules and regulations have adversely affected the Company’s recent financial results. No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. The Company’s main manufacturing facilities are located in China. As a result, the Company’s operations and assets are subject to all of the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, the Chinese government has recently been imposing burdensome import regulations on companies, such as the Company, that heavily rely on imports of raw materials. While the Company has, to date, been able to continue its operations in China despite these changes, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Upward Revaluation Of Renminbi Yuan Will Increase The Company’s Cost of Operations And Could Reduce Its Profitability. As a company whose manufacturing operations are entirely based in China and whose operating expenses in China are paid in RMB, the Company is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Although the RMB’s value compared to the U.S. dollar fluctuated during the past few months, in general during the past four years the value of the yuan has consistently appreciated relative to the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company’s operating costs in China (when expressed in U.S. dollars), any future increases in the value of the RMB compared to the U.S. dollar will have a negative affect on the Company’s financial results. Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company’s cost structure and pricing would change and could have a material negative effect on its operations, sales and financial results.

Increased Wages And Recent Changes In The China’s Labor Laws Increasingly Have a Material Negative Affect The Company’s Operations And Continue to Increase Its Operating Costs. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. Those labor laws amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result, the Company has had to substantially increase the amount of salaries and benefits it pays to, or on behalf of its workers. These increases in labor costs have increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. The Company’s attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers and has caused some of its customers to transfer their business to other OEM manufacturers or to move the manufacturing needs to other countries. The changes in the labor laws have previously contributed to several labor strikes at the Company’s manufacturing facilities. No assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws. The increased labor and related operating costs have resulted in a loss of customers and revenues for the Company. In part to reduce the cost of its workers in China, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations and has been attempting to move most of the Company’s labor intensive work to lower labor cost countries. However, the cost of acquiring and installing automation equipment is high, and the increases in productivity and the decreases in the cost of production that result from automation may not fully offset the increased labor costs. In order to partially offset the high labor costs in China, the Company has recently decided to acquire a 75% interest of a Myanmar company that operates an assembly facility in Myanmar (Burma), and the Company intends to gradually shift much of its labor intensive operations to that new facility. See, “The Company Faces Numerous Risks In Its Operations In Myanmar,” below.

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

Transactions Between The Company And Its Subsidiaries May Be Subject To Scrutiny By Various Tax Authorities And Could Expose The Company To Additional Taxes. The Company operates through various subsidiaries in various countries. These subsidiaries make inter-company purchases at various prices. Under China’s enterprise income tax law, all such inter-company transactions have to be made on an arm’s-length basis and are subject to scrutiny as transfer pricing transactions between related parties. Transactions between the various subsidiaries located inside and outside of China must also meet China’s transfer pricing documentation requirements that include the basis for determining pricing between the related entities, as well as the computation methodology. The Company could face material and adverse consequences if the Chinese tax authorities determine that transactions between the Company’s various subsidiaries do not represent arm’s-length pricing regulations and, therefore, that such transactions are deemed to be structured to avoid taxes. Such a determination could result in increased tax liabilities of the affected subsidiaries and potentially subject the Company to late payment interest and other penalties.

The Company Is Attempting To Purchase A 75% Interest In A Myanmar Assembly Facility, Which Purchase May Not Be Approved. During the past year, the Company has successfully subcontracted some of its assembly work to a Myanmar-based company as a low-cost assembly facility for some of the Company’s products. The Company has decided to acquire a controlling stake in that entity and to gradually shift much of the Company’s product assembly and other labor intensive operations from Shenzhen, China, to that Myanmar entity. Accordingly, in June 2014 the Company acquired a 25% equity interest in the Myanmar entity. In addition, the Company is arranging to purchase an additional 50% equity interest (which purchase, if completed, would give the Company a 75% controlling interest in the Myanmar company after the purchase). The purchase of the additional 50% equity interest is subject to documentation between the parties and subject to regulatory and administrative approval by the Myanmar authorities. Because Myanmar has only recently commenced allowing foreign companies to own an interest in Myanmar companies, the purchase of the additional 50% controlling interest in the Myanmar company is subject to uncertainty. Accordingly, while the Company believes that it will ultimately receive the required approvals, no assurance can be give if, or when, the approvals will be obtained and if the Company will eventually become a 75% controlling owner of the Myanmar assembly facility.

The Company Faces Numerous Risks In Its Operations In Myanmar. The Company has sold equipment to a Myanmar company and has provided that company with other resources specifically in order to enable the Myanmar company to assemble the Company’s products as part of the Company’s plan to shift much of its assembly operations to Myanmar. However, the operations in Myanmar will be subject to numerous risks associated with establishing and operating an assembly facility in an underdeveloped country such as Myanmar. These risks include the lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. The operations in Myanmar will also be subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate of the Kyat into the U.S. dollar to fluctuate. Such currency fluctuations could affect the operations in Myanmar, which would impact the Company’s plan to relocate some of its assembly functions to the Myanmar facility. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar. Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to own an interest in a Myanmar company. In addition, the U.S. and European Union recently lifted trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. The Company is attempting to acquire a controlling interest in a Myanmar company, which company the Company intends to use as a low cost product assembly facility. Shifting much of its assembly work from the higher cost facilities in China to the lower cost facility in Myanmar is part of the Company’s business plan to increase its competitiveness in the OEM marketplace. However, the Company will not be able to shift its assembly operations from Shenzhen, China, to Yangon, Myanmar, without the prior approval of its customers. To date, two of the Company’s customers have permitted some of the assembly work on their products to be subcontracted to the Myanmar assembly facility. However, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of quality control concerns and, to a lesser extent, because of political and public relations issues. Unless more of the Company’s customers allow the Company to shift the assembly of products to Myanmar, the Company’s goal of offsetting its high costs of assembly in China will not be successful. While the Myanmar operations have, to date, met the expectations of the Company’s and two of its customers, no assurance can be given that enough assembly work can be subcontracted to Myanmar in order to significantly lower the Company’s costs and to improve its price competitiveness.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of numerous events that have threatened the business relations between the countries. These strains on U.S./China relations could affect the ability of foreign companies listed on U.S. stock markets, such as the Company, from operating in China. Also, strains between the U.S. and China could interfere with the ability of company’s manufacturing in China from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

China’s Political Issues With Japan Could Harm The Company’s Operations. As a result of the dispute between Japan and China (such as the on-going dispute over the Senkaku/Diaoyu island chain), the business environment has deteriorated for companies in China that do business with Japan or otherwise appear to be connected to Japan. Since the name of the Company’s principal subsidiary in China is a Japanese name (“Nissin”), and possibly because that subsidiary produces products for Japanese customers, the Company believes that its subsidiary has been subject to heightened scrutiny by Chinese authorities and may have lead to the recent imposition of import custom duties. Accordingly, political strains between China and Japan may negatively impact the Company on-going operations in China.

Labor Shortages and Turnover. One of the principal economic advantages of locating the Company’s operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China’s one-child policy, the Company has recently experienced difficulty in filling its labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are severe labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, recently almost all of the Company’s assembly workers have to be replaced every year. The cost of hiring and training new employees adds to the Company’s overall cost of operations.

The Recently Imposed Import Duty Deposits May Negatively Affect The Company’s Liquidity. The local authorities in China in 2012 imposed a “Customs License Deposit” on the Company for the import of raw materials, including sheet metal. As a result, the Company had to deposit approximately $2,062,000 as a refundable payment with the Chinese Customs Department based on its import contracts for raw materials. These deposits were refundable, and the Chinese Customs Department has commenced releasing these funds (approximately $713,000 is still held by the Chinese Customs Department as of June 27, 2014, which funds are, however, expected to be released later during the current fiscal year as the raw material import contracts expire). Based on the Company’s current size and business activity, the Company anticipates that additional custom deposits (in an amount currently estimated to be approximately $500,000) will have to be made to the Chinese Customs Department in the current fiscal year ending March 31, 2015. These customs deposits serve as guarantee to make sure that the Company re-exports all imported materials within a one-year period. The Chinese Customs Department could, however, demand much larger deposits at any time if the custom department is not satisfied that the Company will perform its export obligations. Should the Chinese Customs Department delay the release of the remaining deposits, or should new, larger deposits be required, the Company’s liquidity could be negatively affected while its cash is held by the Chinese Customs Department.

The Global Economic Uncertainty and Weakness Has Adversely Affected The Company’s Business And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So. Most of the Company’s customers are international companies that operate globally or serve global markets. As a result, the Company’s customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. The business environment for many of the Company’s customers has been challenging as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company’s customers’ products, the amount and timing of their orders, the financial strength of those customers and the Company’s suppliers, and/or the Company’s suppliers’ and customers’ ability to fulfill their obligations. This global economic uncertainty is expected to continue to affect the Company’s operations, earnings and financial condition. The instability also affects the prices at which the Company can sell its products, which in turn adversely affects the Company’s earnings and financial condition and its relations with its customers.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2014 and 2013 the Company’s aggregate sales to its three largest customers accounted for approximately 56.6% and 56.7% of net sales respectively. While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. For example, a major customer recently informed the Company that a major portion of the products that the Company manufactured for that customer would be transferred to another, lower cost OEM. If the Company’s other current customers do not increase the amount of products that they purchase from the Company, the departure of this customer will result in a reduction in revenues in the fiscal year ending March 31, 2015. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company’s sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, the amount of sales to these customers fluctuates from time to time. In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2014 and 2013, accounts receivable from the three customers with the largest receivable balances at year-end represented, in the aggregate, 54.1% and 62.2% of the total outstanding receivables, respectively.

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and many of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. Mr. Kohl’s new employment agreement expires in March 2019. The Company owns a $2,000,000 life insurance policy issued to insure the Company’s in the event of Mr. Kohl’s death.

The Company Must Continuously Adapt Its Operations To Suit Its Customers Needs, Or Else It Will Lose Customers. The Company’s customers are continuously changing the mix of their products. Accordingly, the Company must continuously adapt its manufacturing abilities to suit the needs of its customers. No assurance can be given that the Company will be able to detect and correctly react to future changes in the needs of its principal customers, or that its investments in equipment and machinery made in anticipation of such changes will result in a positive return. Should the Company fail to react, or to incorrectly react to changes in the needs of its current or future customers, its business, operations and financial condition could be adversely affected.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its Original Equipment Manufacturing (“OEM”) business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has at various times during the past few years had to reduce its price and its operating margins. In addition, because of significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been unable to pass through significant materials cost increases. This has led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has also lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

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

Dependence on the Long Hua, Shenzhen, China, Factory Complex. Although the Company has, in the recent past, operated as many as four factories in China, the Company has closed or sold three of its other facilities and now operates its sole manufacturing facility in Long Hua, Shenzhen. Although the Company has successfully subcontracted a Myanmar company for the assembly of some of the Company’s products, the Company currently is, and will continue to be heavily dependent upon its Long Hua, Shenzhen facility. The loss of this facility, or any material disruption of its operations at this facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $8,800,000 covering its stock in trade goods and merchandize, furniture and equipment in China. The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects.

Fluctuation in Foreign Currency Exchange Rates. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. Because of the Company’s operations are based primarily in the PRC and Hong Kong, but most its customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange losses of $31,000 and $27,000 in the fiscal years ended March 31, 2014 and 2013, respectively. However, these currency fluctuations have in the past been more significant and have, in those prior years, materially affected the Company’s financial results. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China. The Company sells its products to customers in Hong Kong, North America, Asia and Europe. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Acquisitions Or Strategic Investments, Including The Recent Expansion Into Myanmar (Burma), May Not Be Successful And May Harm The Company’s Operating Results. As part of its strategy, the Company may acquire or enter into strategic relationships with other enterprises in China and possibly elsewhere (including elsewhere in Asia or even in North or Central America). For example, in June 2014 the Company acquired a 25% interest in a Myanmar company that, until the acquisition, acted as an assembly subcontractor of the Company. The Company also is attempting to purchase an additional 50% controlling interest in the Myanmar entity. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

•	The assumption of unknown liabilities, including employee obligations. Although the Company normally conducts extensive legal and accounting due diligence in connection with its acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material.

•	The Company could incur significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

•	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

•	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

•	Future acquisitions could divert the Company’s capital and management’s attention to other business concerns.

•	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

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

Volatility Of Market Price Of the Company’s Shares. The markets for equity securities have been volatile and the price of the Company’s Common Shares has been and could continue to be subject to material fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of Common Shares upon the exercise of outstanding stock options of the Company could also adversely affect the prevailing market prices of the Company’s securities.

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

The Audit Report Included In This Annual Report Are Prepared By Auditors Who Are Not Inspected By The Public Company Accounting Oversight Board And, As Such, You Are Deprived Of The Benefits Of Such Inspection. Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

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

Proceeding instituted by the SEC against five Mainland China-based accounting firms, including the affiliate of our independent registered public accounting firm, could result in financial statement being determined to not be in compliance with the requirement of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In late 2012, the SEC commenced administrative proceeding under Rule 102 (e) of its Rules of Practice and also under the Sarbanes-Oxley Act 2002 against the Mainland Chinese affiliates of the “big four” accounting firms (including the Mainland affiliate of our auditors ), and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in Mainland China are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings equally affect all audit firms based in Mainland China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached a decision (the “Initial Decision”) that the “big four” accounting firms in Mainland China should be barred from practicing before the SEC for six months. Although, the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong, which is not subject to the proceedings or the foregoing Initial Decision, our auditors use their Mainland China affiliate to assist in the auditing of the Mainland China components of our operations. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the Initial Decision and pending that review, the effect of the Initial Decision is suspended. The SEC will review the Initial Decision and determine whether there has been any violation and, if so, the appropriate remedy to be placed on those audit firms. Once such an order is issued, the accounting firms would have a further right to appeal to the US federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major Mainland China operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of our Common Shares may be adversity affected.

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Because of the difficulty in hiring and keeping highly qualified accounting personnel and the high cost of maintaining proper internal controls, management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. These possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares. In addition, if the Company does acquire a controlling interest in its Myanmar subcontractor, that Myanmar company would become a subsidiary of the Company for SEC and accounting purposes. As such, the Company will have to implement new financial controls and systems at the Myanmar subsidiary for its financial reporting and Sarbanes Oxley Act of 2002 compliance purposes. The cost of implementing and maintaining these systems could be substantial.

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. As of June 30, 2014, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 23.5% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to control and substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

While The Company Has In The Past Paid Dividends At Various Times, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company attempts to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company paid four dividends in the fiscal year ended March 31, 2014 (a dividend of $0.03 per share was paid on April 15, 2013, and a dividend of $0.04 per share was paid October 9, 2013, on December 24, 2013, and on March 28, 2014). Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Item 4.             Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. In June 2014, the Company acquired a 25% equity interest in a small product assembly facility in Yangon, Myanmar, and is arranging to purchase an additional 50% equity interest (which purchase, when completed, will give the Company a 75% ownership interest in the Myanmar company).

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the (“IBCA”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA, and simultaneously with such repeal, the Company was automatically re-registered under the BVI Business Companies Act, 2004, BVI’s corporate law that replaced the IBCA. Highway Holdings Limited currently conducts all of its operations through six controlled subsidiaries that carry out the Company’s business from Hong Kong, the Company’s principal manufacturing and assembly factory in Shenzhen, China. The Company currently also is attempting to (i) subcontract much of its labor intensive assembly operations to a small assembly facility in Yangon, Myanmar, and (ii) acquire a controlling equity interest in that Myanmar company.

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China. From 1991 until recently (see, “2011 Reorganization” below), the Company’s metal stamping and other operations have been conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). As a result of the BFDC Agreements, the Company’s Long Hua, Shenzhen, operations were provided with both manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company paid management fees based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex. Under the BFDC Agreements, the Company’s operations were limited by the terms of those agreements, and the Company could not sell its products in China.

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

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen that it has operated since 1991, the Company previously operated three other manufacturing facilities in China, which facilities were located in Pinghu, Wuxi and He Yuan. These facilities were all closed during the past few years. None of these prior facilities was operational during the fiscal years ended March 31, 2013 and 2014, and none of these other facilities contributed any revenues in the fiscal years ended March 31, 2013 and 2014.

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. The manufacture and sale of the Company’s own product, or a line of products, would supplement the Company’s existing OEM business. The Company believes that developing and selling its own products in Asia would lessen its dependence on third party customers and diversify its operations into a higher margin line of business. As part of its goal to develop a line of proprietary products, in April 2009 the Company formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and others to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. The joint venture produced some automation equipment, but the business did not live up to the expectation of the parties and, accordingly, on March 31, 2013, the joint venture ceased its operations. However, in November 2013 the Company formed another jointly owned company with ACI Group GmbH, based in Zimmern, Germany. The purpose of this new company is to develop and manufacture a series of lower cost, proprietary CO2 snow-jet cleaning systems for industrial and commercial cleaning applications in use in Asia. The Company has not completed its development of any of the proposed cleaning systems, and has not commercially introduced any of its proposed products.

2011 Reorganization. The BFDC Agreements that the Company has been operating under since 1991 were scheduled to expire in 2016. However, in 2010 the regional governments announced that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted after June 30, 2012. All foreign companies operating in China under this type of subcontract arrangement were required to transfer their licensed China operations in foreign-owned companies organized and registered in China. At that time, the Company conducted its operations in Shenzhen, China, through the BFDC Agreements that were entered into by two of its subsidiaries known as (i) Nissin Precision Metal Manufacturing Limited (“Nissin HK”), the manufacturing subsidiary, and (ii) Hi-Lite Camera Company Limited (“Hi-Lite”), the assembly subsidiary. In order to comply with the 2010 edict, the Company in April 2011 commenced a major reorganization of its operations (the reorganization is herein referred to as the “Reorganization”) in Shenzhen and in Hong Kong. As part of the Reorganization, in May 2011 the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new, PRC-registered subsidiary, and transferred its cash, assets, employees and operations under the BFDC Agreements of Nissin HK to Nissin PRC. Although the operations of Nissin HK were transferred to Nissin PRC, Hi-Lite did not convert its operations into a PRC-registered company. The Company’s goal was to operate Hi-Lite under the BFDC Agreement until the Chinese authorities terminate that company’s license. To date, the local authorities have, however, permitted Hi-Lite to continue to operate under its current BFDC Agreement despite the earlier announcement that all such agreements would be terminated. Because Hi-Lite may be shut down at any time, the Company has been gradually winding down the operations of Hi-Lite and to transferring some of its assembly functions to an Myanmar assembly facility in which the Company currently owns a 25% interest.

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

As part of the Reorganization, the Company transferred the operations of Nissin HK to Nissin PRC. (A foreign owned subsidiary such as Nissin PRC that is established in China is commonly known as a foreign invested enterprise, a “FIE”, or as a “Wholly Foreign Owned Enterprise,” or as a “WFOE.”) As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC will be subject to China’s tax codes and will be subject to the rules and regulations applicable to PRC registered companies. Nissin PRC is the largest among the Company’s two operations in China, and it owns all of the Company’s operating machinery and equipment. The smaller operations, those conducted by Hi-Lite, will continue to operate under its BFDC Agreement until operating under those agreements is prohibited (the local agencies may terminate that agreement at any time, but the BFDC Agreement will, in any event, expire in 2016).

As a result of the Reorganization, the Company is now structured as follow:

•	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

•	The Company’s administrative functions, and most of its engineering and design functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

•	The Company’s manufacturing and assembly operations are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC and under the existing BFDC Agreement that is still in effect with Hi-Lite.

•	Some of the Company’s product assembly operations are, now being conducted in Yangon, Myanmar, through Kayser Myanmar Manufacturing Co., Ltd., a company established and operating in Myanmar. In June 2014 the Company acquired a 25% interest in Kayser Myanmar Manufacturing Co., Ltd., and is attempting to purchase an additional 50% equity interest.

Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility

The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility have significantly increased. The Company was not always able to pass the increased costs through to the Company’s international customers, some of whom elected to move some of their OEM requirements to other, low labor cost, developing countries. In order to remain competitive with OEM’s who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a.            In order to increase its production efficiency and reduce costs, the Company has been restructuring its manufacturing methods and, where possible, has been supplementing its manufacturing with automation or semi-automated equipment. As a result, during the past five years the Company has been able to reduce its labor force by approximately 75%.

b.           The Company has decided to shift some of its labor intensive assembly operations to Yangon, Myanmar (formerly, Burma), a developing country that has started to permit foreign investment in that country. The cost of operating and assembly facility, particularly as a result of the low cost of labor, is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, in order to test the feasibility of operating in Myanmar, the Company subcontracted the assembly of one of the Company’s products to a third party supplier in Yangon, Myanmar. Initially, the Company loaned the owners of the Myanmar facility some funds and sold the owners some equipment with which that facility could assemble a line of the Company’s products. This out-sourced assembly operation operated satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in order to take advantage of this cost difference, the Company decided to purchase a 75% interest in the Myanmar company. In June 2014 the Company purchased a 25% interest in that Myanmar entity from one of the two owners, and the Company is attempting to purchase the 50% interest owned by the other owner. The consummation of the purchase of the additional 50% interest (which would bring the Company’s ownership stake in that company to 75%) is also subject to, among other things, regulatory approval by the Myanmar authorities. In anticipation of obtaining those approvals, Roland Kohl, the Company’s Chief Executive Officer, has been appointed as one of the two directors of the Myanmar company. The Myanmar company, known as Kayser Myanmar Manufacturing Co., Ltd. (“Kayser Myanmar”), is located in Yangon and operates in a facility that is leased from an unaffiliated landlord. The 25% interest in Kayser Myanmar that the Company will not acquire is owned by a Myanmar national and the founder of Kayser Myanmar. Kayser Myanmar will be managed by the 25% co-owner of Kayser Myanmar under the supervision of the Company’s representatives. The total purchase price for the 75% equity interest Kayser Myanmar, if consummated as currently contemplated, is expected to be approximately $75,000. However, assuming that the pending purchase of the 50% interest is completed and approved, the Company expects that during the next few years it will invest a significantly greater amount in further equipping, expanding and developing the Kayser Myanmar facility. It is the Company’s goal that, once the Company becomes the majority owner of Kayser Myanmar, that that subsidiary will thereafter assemble products solely for the Company. The Company’s goal is to gradually shift much of its product assembly and other labor intensive operations from Shenzhen, China, to Myanmar. However, the Company’s operations in Myanmar will be subject to numerous risks associated with establishing and operating an assembly facility in an underdeveloped country such as Myanmar, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors—The Company Faces Numerous Risks In Its Operations In Myanmar” and “Risk Factors—The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar.”

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers. During the fiscal year ended March 31, 2014, substantially all of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. Recently, the Company has been subcontracting some of its product assembly functions to a facility in Yangon, Myanmar.

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

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM customers and retain its existing customers. For example, the Company is capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller manufacturing operations in Shenzhen, the Company manufactures more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company’s new focus is on manufacturing more customized products for global companies.

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

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. For example, two years ago, the Company manufactured specialized mobile phone covers for a U.S. company. Since then, the Company has focused more on its European customers. As a result, net sales to North American decreased from 17.4% in fiscal 2012 to 3.4% in the fiscal year ended March 31, 2014. In fiscal 2014, approximately 60.3% of the Company’s revenues were derived from OEM metal stamping and mechanical manufacturing, and approximately 39.7% was derived from OEM electric (including plastics) manufacturing operations of the Company.

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. As described above, the Company also intends to relocate some or most of its labor intensive assembly operations to a lower cost assembly facility located in Yangon, Myanmar (Burma). See, “ Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility,” above.

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

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The newly installed automated machinery has reduced the number of workers at the Company’s facilities by approximately 75% in the last five years. In addition to robotics that replace manual labor, during the past few years, the Company has also invested in machines for use in plastics manufacturing, including Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, and spectrum analyzers. Although the automation that has taken place at the Company’s facilities to date has reduced the Company’s headcount, the labor cost savings have largely been offset by continuous increases in salaries, employee benefit payments and other labor costs and expenses. Accordingly, the Company’s overall cost of manufacturing has not declined as a result of automation, and the benefits of additional automation are uncertain.

Reduce Its Manufacturing And Assembly Costs. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing and China no longer is competitive with certain underdeveloped nations. Accordingly, in order to maintain its low labor cost advantage, the Company has now acquired an interest in an assembly facility based in Yangon, Myanmar. The Company’s goal is to transfer much of its labor intensive assembly operations to Myanmar, a country where the labor costs are significantly less than in China.

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

Expansion by acquisition, merger, subcontract and other means: The Company continues to believe it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to access low cost labor, to gain technology know how, to expand its product offerings, and to increase its customer base. As example of the Company’s expansion strategies is the recent acquisition of an equity interest in an assembly facility located in Myanmar. The Company also is considering establishing a manufacturing facility in Northern or Central America. Although the Company evaluates potential strategic relationships and acquisition targets of a regular basis, the Company has not definitively identified any such other transactions.

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

Customers and Marketing

The Company’s sales are generated from sales primarily in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2012, 2013 and 2014:

	Year Ended March 31
	2012	2013	2014
Geographic Areas:
Hong Kong and China	23.4%	28.0%	22.2%
Europe	55.3%	61.5%	67.9%
Other Asian countries	3.9%	6.5%	6.5%
North America	17.4%	4.0%	3.4%

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Year Ended March 31
	2012	2013	2014
Segment Sales:
Metal Stamping and Mechanical OEM	57.9%	66.8%	60.3%
Electric OEM	42.1%	33.2%	39.7%

Most of the Company’s customers for its parts, components, and subassemblies generally are themselves manufacturers. The Company’s products are sold primarily to Japanese and German owned companies to be used in finished goods produced by OEM customers at their own manufacturing facilities in China. However, the Company also produces finished products, such as light fixtures, that it sold to its OEM customers.

The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows. During the past few years, the Company has employed a number of foreign sales persons to complement the activities of its officers and in-house sales personnel. The Company currently has commissioned sales agents working in Mexico and Germany. These sales agents receive a commission for sales made by the Company to customers introduced by the agents. Due to the international nature of senior management, the Company believes that it has been able to bridge the cultural, language and quality perception gaps that concern certain Japanese and German companies when dealing in China.

Major Customers

For the fiscal year ended March 31, 2014, one customer accounted for more than 10% of the Company’s net sales (or 36.9% collectively of the Company’s net sales). During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. The Company has informed its customers that it will be raising its prices in response to the increasing costs of operating in China. The Company’s larger customers have, in general, accepted these increases (and have, in fact, agreed to increase their purchase orders), but at least one of the Company’s three largest customers has recently informed the Company that it will be transferring some of its business to a competing OEM. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer’s orders decrease substantially, the Company’s results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

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

Industrial Property Rights

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business. Instead, the Company relies on its industry expertise, knowledge of niche products and strong long-term relationships with its customers. The Company does, however, own some patents on certain clock and camera technologies. Since the Company does not currently generate significant revenues from products covered by these patents, the patents currently are not relevant to the Company’s principal operations, and their carrying value has been written off on the Company’s consolidated financial statements.

Competition

The Company competes against numerous manufacturers, including both smaller local companies as well as large international companies. Although the Company operates in the same market as some of the world’s largest contract manufacturers (for example, FoxConn operates a major manufacturing facility in Long Hua, Shenzhen), management believes that it principally competes with smaller firms that make up the largest segment of the contract and metal manufacturing industry in China. As a result of the economic downturn that started in 2008, a number of these smaller competitors, including many located in Shenzhen, have ceased operations. However, since some of the Company’s customers are large international enterprises that source their products from many international sources, the Company also competes against contract manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing high quality products at a competitive price with reliable delivery and service. In addition, since the Company’s main manufacturing facilities are located in the Shenzhen area, near some of its OEM customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, by being able to offer “just in time” supply services, and by being able to recycle packaging materials for multi-use purposes.

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

Government Regulation

As of the date of this Annual Report, the Company’s main manufacturing and assembly facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. In June 2014, the Company acquired a 25% ownership interest in a Myanmar company. If the proposed acquisition of additional shares is consummated and if the Myanmar authorities approve the sale, the Company will own 75% of the Myanmar entity. The Myanmar entity that owns the small assembly facility in Myanmar is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements regarding pensions, housing and life-long employment), and safety regulations for buildings and workers. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized. As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The Shenzhen municipal government recently also issued the Interim Measures on the Administration of Housing Funds that require all local businesses to make contributions to a housing fund, which contributions range from 5% to 20% of an employee’s salary. These increases in labor costs have increased the Company’s operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to downsize its workforce.

Since establishing its operations in China in 1991, the Company has operated its main manufacturing facility in Long Hua, Shenzhen, pursuant to the BFDC Agreements. Under these agreements, the local governmental authority was contractually responsible for providing manufacturing facilities and supplying workers to the Company, and the Company’s operations in Long Hua, Shenzhen, were not subject to many of the rules and regulations that were imposed on entities that were considered under China law to be doing business in China as wholly owned subsidiaries organized in China. As a result, the Company was not required to apply for permits or licenses in China or to register to do business in China. As part of the Reorganization, the Company discontinued the operations of one of its subsidiaries under the BFDC Agreements, and it now conducts part of its operations in the PRC through a wholly-owned subsidiary that is registered in China as a limited liability company. As a result, the largest part of the Company’s operations in China is now subject to all of the rules and regulations that previously did not apply to its operations in the PRC. Although the Company believes that it has structured its new operations in the PRC to substantially comply with the governmental regulations that are applicable to its new corporate structure, the exact scope, effect and impact of these government regulations on the Company’s wholly-owned Chinese subsidiary, and therefore on its assets and operations, are still unknown.

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

While the Company’s manufacturing facilities are in China, the Company sells its products to customers in Hong Kong/China, Europe, and the United States/Mexico. Recently, the Company has also commenced manufacturing in Myanmar. As a result, its operations are subject to significant regulations related to its activities in these regions, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, and trade agreements and taxation.

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 30, 2014, Highway Holdings Limited had nine wholly-owned subsidiaries, of which some are dormant or being deactivated, and one majority-owned subsidiary. The Company currently conducts its business primarily through five wholly-owned subsidiaries and its majority owned subsidiary. Details of the Company’s five principal operating subsidiaries and their facilities as of June 30, 2014 are as follows:

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

During the fiscal year ended March 31, 2014, the Company formed a subsidiary that it co-owns with ACI Group GmbH, based in Zimmern, Germany, to manufacture a series of lower cost, proprietary CO2 snow-jet cleaning systems for industrial and commercial cleaning applications in use in Asia. The Company owns a 51% interest in the entity. This entity has been designing and developing a prototype product and has not engaged in any material operations to date.

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. Both of these offices are leased under leases that expire on March 20, 2017. The aggregate monthly rental cost of these offices is currently is approximately $9,000 per month (based on the exchange rate in affect as of the date of this Annual Report).

Shenzhen, China/Manufacturing Facility

The Company currently leases a total of approximately 24,000 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space consists of 21,000 square meters of manufacturing space, with the balance representing dormitories for the Company’s factory workers. The leased space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There are also offices for production management, production engineering, and production support administration on the premises. In effect, the leases permit the Company to operate in various buildings until February 28, 2017. However, because some of the buildings will undergo construction, the terms of certain leases are staggered to provide the Company with alternate manufacturing facilities while some of the buildings are torn down and rebuilt. The utilization rate of these facilities at the end of the fiscal year ended March 31, 2014 was only approximately 75% of its maximum capacity. Accordingly, the Company has more manufacturing space than it needs for its current purposes, and its current facilities will continue to satisfy the Company’s space needs in the near future.

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

In the fiscal year ended March 31, 2011 and the fiscal year ended March 31, 2012 (“fiscal 2012”),, the Company manufactured mobile phone covers for a U.S. based consumer plastic parts. However, in 2012, that customer moved the manufacture of those products from the Company to a manufacturer located in Mexico. As a result, the Company’s net sales for the fiscal year ending March 31, 2013 (“fiscal 2013”) decreased substantially. However, net sales in the fiscal year ended March 31, 2014 (“fiscal 2014”) substantially increased from net sales in fiscal 2013 and fiscal 2012. As a percentage of net sales, sales to European customers increased to 67.9% of total sales in fiscal 2014.

As described in this Annual Report, the Company has taken several actions to reduce its operating costs, including in particular steps to reduce its labor costs, its facilities rental costs and its electricity costs. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund have resulted in high labor costs. In addition, the local government’s proclamation that all subcontract license companies had to convert their operations to a WFOE form of ownership, has further raised the cost of operating in China. As a new PRC registered company, the Company’s subsidiary now has to comply with the more burdensome permitting requirements, has to increase its record keeping functions, and has to pay VAT on imports (which taxes, net of tax credits, adds to the cost of the materials). The combination of the high labor costs and the costs and administrative burdens of operating as a PRC registered company have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor costs and the other burdens imposed on the Company’s PRC operations, the Company is attempting to shift some of its labor intensive operations from Shenzhen, China, to Myanmar, a lower cost neighboring country.

In order to reduce its fixed rental expenses, in fiscal 2013 the Company returned three of the rented buildings at the Long Hua facility to the landlord. The reduced rental expenses were first realized early in 2013 (in the fourth fiscal quarter of fiscal 2013). In addition, the Company has also taken steps to reduce its high electricity expenses, such as installing more meters and shifting its production schedule to lower cost periods.

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

Under the BFDC Agreements that used to apply to all of the Company’s operations in Shenzhen, the Company did not pay taxes in China based on the operations of the Shenzhen facilities because the Company was not considered to be a tax resident in China (the BFDC was responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements, which taxes were indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China were common in southern China for Hong Kong manufacturers. However, the local authorities decreed that these arrangements had to end and that such foreign operations would have to be converted to WFOEs. The Company has converted one of its two subsidiaries to a WFOE (the second subsidiary still is operating under its BFDC Agreement, but the authorities may require that subsidiary to cease operations under the BFDC Agreement at any time). The cost of operating the WFOE is substantially higher than operating under the BFDC Agreement.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2012	2013	2014

Net Sales	100%	100%	100%
Cost of sales	79.8	77.6	75.6
Gross profit	20.2	22.4	24.4
Operating income	0.9	1.6	3.5
Non-operating income (expense)(1)	0.5	0.3	(0.1)
Income before income taxes	1.4	1.9	3.4
Income taxes	(0.7)	0.1	(0.8)
Net Income	0.7	2.0	2.6
Income attributable to non-controlling interest	0.0	0.0	0.0
Net income attributable to Highway Holdings Shareholders	0.7	2.0	2.6

Note:

(1)	Non-operating income includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) impairment loss on investment in equity investees, (iv) impairment loss on property, plant and equipment, (v) gain on disposal of assets, and (vi) other income.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Net sales for the fiscal year ended March 31, 2014 (“fiscal 2014”) increased by $1,003,000, or 4.6% from the fiscal year ended March 31, 2013 (“fiscal 2013”). The principal reasons for the increase in net sales in fiscal 2014 were a significant increase in orders from two of the Company’s principal European customers, as well as some price increases that the Company instituted to offset increasing operating costs. During fiscal 2014, net sales to Europe represented $15,564,000 of net sales, or 67.9% of the Company’s net sales.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Net sales for the fiscal year ended March 31, 2014 (“fiscal 2014”) increased by $1,003,000, or 4.6% from the fiscal year ended March 31, 2013 (“fiscal 2013”). The principal reasons for the increase in net sales in fiscal 2014 were a significant increase in orders from two of the Company’s principal European customers, as well as some price increases that the Company instituted to offset increasing operating costs. During fiscal 2014, net sales to Europe represented $15,564,000 of net sales, or 67.9% of the Company’s net sales.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. During fiscal 2014 net sales of the metal stamping and mechanical segment decreased by $826,000, while the electric OEM segment (that also includes plastic parts) increased to $9,116,000. Net sales of the metal stamping segment (net of intersegment sales) represented 60.3% of the Company’s net sales, while the electrical OEM segment (net of intersegment sales) increased to 39.7% of net sales.

Gross profits as a percentage of net sales increased to 24.4% in fiscal 2014 from 22.4% in fiscal 2013 due, in part, to the loss of a product order for a low margin product line that the Company had been manufacturing for a European customer. The Company was also able to maintain its gross margin by decreasing the number of workers (through the use of automation) and some of its operating costs (such as electricity). The Company achieved the increase in gross margins despite an increase in the actual average wage per employee in fiscal 2014. Because of the net sales increase and the increase in the Company’s gross margins, the Company’s gross profits increased in fiscal 2014 by $692,000, or 14%, compared to fiscal 2013.

Selling, general and administrative expenses for fiscal 2014 increased slightly from fiscal 2013 despite the increase in net sales. Selling, general and administrative expense as a percentage of net sales increased slightly to 20.9% in fiscal 2014 from 20.7% in fiscal 2013.

As a result of the $1,003,000 increase in net sales in fiscal 2014 compared to fiscal 2013 and the increased gross profit, the Company’s operating income increased by $438,000, or 123%, in fiscal 2014.

For fiscal 2014 and 2013, the Company had a currency exchange rate losses of $31,000 and $27,000, respectively, due to the fluctuations in the value of the RMB and Euro compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. The Company had a loss of $23,000 in fiscal 2014 due to the write off of certain molds, and a gain of $78,000 in fiscal 2013 from the disposal of unneeded equipment.

The Company incurred income taxes of $172,000 in fiscal 2014, compared to an income tax credit of $37,000 in fiscal 2013. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2014. However, the Company’s effective tax rate increased to 22.3% in fiscal 2014 compared to negative tax rate of 9% in fiscal 2013 because of the negative change in valuation allowance mainly due to the reduction in accumulated tax losses in fiscal 2013.

The Company’s net income in fiscal 2014 increased to $596,000 from $448,000 in fiscal 2013 because of the increases in both net sales and gross margins.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net sales for fiscal 2013 decreased by $3,437,000, or 13.5% from the fiscal year ended March 31, 2012 (“fiscal 2012”). The principal reason for the decrease in net sales in fiscal 2013 was the termination of the Company’s U.S. consumer plastic parts manufacturer’s orders. During fiscal 2012, the U.S. plastic parts client’s sales represented $4,161,000 of net sales. Sales to this U.S. customer in fiscal 2013 were only $867,000. Orders from the Company’s other four largest existing customers increased in fiscal 2013, which partially offset the decrease in orders from the U.S. customer.

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

Selling, general and administrative expenses for fiscal 2013 decreased from fiscal 2012 as a result of the decrease in net sales. The Company’s selling, general and administrative expense in fiscal 2012 reflected an increase in wages and additional staff to handle the increased record keeping functions imposed on Nissin PRC, the Company’s WFOE. During fiscal 2012, the Company transferred some of its employees to Nissin PRC and had to increase their wages by 20%. During fiscal 2012 the Company also incurred one-time costs related to the Reorganization, such as the one-time costs of relocating employees from Hong Kong to Shenzhen, and the additional customs tax the Company paid after its prior customs contract expired. However, because the decrease in selling, general and administrative expense was less than the decrease in net sales, selling, general and administrative expense as a percentage of net sales increased from 19.3% in fiscal 2012 to 20.7% in fiscal 2013.

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

The Company’s net income in fiscal 2013 increased to $448,000 in from $184,000 in fiscal 2012 despite the decrease in net sales, because of the increase in gross margins and the decrease in selling, general and administrative costs.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2012	2013	2014
	(In thousands)
Net cash provided by operating activities	$644	$65	$1,648
Net cash used in investing activities	(305)	(407)	(185)
Net cash used in financing activities	(1,628)	(605)	(680)
Net increase/(decrease) in cash and cash equivalents	(1,289)	(947)	783
Cash and cash equivalents at beginning of period	6,864	5,575	4,634
Effect of exchange rate changes	-	6	(1)
Cash and cash equivalents at end of period	$5,575	$4,634	$5,416

As of March 31, 2014, the Company had working capital of $10,374,000, compared to working capital of $10,131,000 as of March 31, 2013 (including in both years $643,000 of restricted cash that was pledged as collateral for bank loans). The Company’s current assets in both 2014 and 2013 included $643,000 of cash deposits that were pledged to the Company’s principal bank to secure the Company’s short term banking facilities. In addition, the Company’s prepaid and other current assets as of March 31, 2014 included approximately $647,000 of deposits held by the Chinese Customs Department under its Customs License Deposit program related to the Company’s imports of the raw materials. The Company anticipates that the funds held on deposit with the Chinese Customs Department will be released during the remainder of the current fiscal year. However, the Company also anticipates that it will have to make additional deposits with the Chinese Customs Department (in an amount currently estimated at approximately $500,000). The Company may also terminate its banking facility, in which case the $643,000 of restricted cash will also be released and available to the Company.

In 2012, the Chinese Customs Department investigated the unaffiliated bonded warehouse used by the Company in its import/export operations. Any such investigation automatically results in the imposition of the requirement to make cash deposits to the Customs Department during the pendency of the investigation. During the inspection, the Customs Department imposed a “Customs License Deposit” on the Company’s imports of the raw materials used in the Company’s manufacturing purposes. The investigation has been completed, and the Chinese Customs Department has commenced releasing to the Company the funds held on deposit with that department, but other, smaller deposits will still have to be made in the future. The deposits with the Chinese government are refundable after each annual import contract expires. Since most of the import contracts subject to the deposits expire during the current fiscal year ending March 31, 2015, the Company expects to have all previously deposited funds returned before the end of the current fiscal year. However, the Company anticipates that it will have to make additional deposits with the Chinese Customs Department during the current fiscal year, the exact amount of which depends on factors the Company cannot accurately estimate. To date, despite the amount of funds held by the Chinese Customs Department, the Company has had sufficient working capital to fund its liquidity and all working capital requirements.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For the fiscal 2014, the Company had $1,648,000 of positive cash from its operating activities primarily because of its $595,000 of net income, $1,358,000 of depreciation and amortization non-cash expenses and the increased collection of accounts receivable. These increases in cash flow were, however, partially offset by a $868,000 increase in inventories. Inventories increased in fiscal 2014 compared to fiscal 2013 as a result of the timing of those purchases.

The Company’s net cash position at March 31, 2014 was higher than on March 31, 2013 because it generated $1,648,000 of net cash from its operations during fiscal 2014. The increase in net cash generated was partially offset during fiscal 2014 because the Company used some of its cash to (i) extend a $269,000 loan to sub-contractor, (ii) pay cash dividends of $568,000, and (iii) repay $112,000 of short term borrowings.

Because of the Company’s international operations, the Company’s banking arrangements provide the Company with credit facilities for letters of credit and import loans. The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases. In fiscal 2014, the foregoing banking facilities were provided to the Company by DBS Bank (Hong Kong) Limited. Because of changes in the method of international payments and the Company’s relationship with its vendors, the Company may not need to use letters of credit in the future. Also, the Company has sufficient cash on hand to fund its equipment and other capital requirements. As a result, the Company is reconsidering the need to maintain a credit facility and may, as a result, terminate its existing credit facility.

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

As of March 31, 2014, the Company had no short-term borrowings outstanding under its credit facility, and had a total of $1,765,000 of available credit remaining under the DBS credit facility. Based on its anticipated operations during the next twelve months, and its current working capital reserves, the Company believes that it has sufficient cash resources for its projected needs. However, should the Company be required to incur significant unanticipated expenses (such as funding unbudgeted expenses related to the Myanmar assembly facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the Company’s current financial resources may not be sufficient.

The Company anticipates that, during the current fiscal year ending March 31, 2015, it will have to invest in additional equipment and will have to fund the expansion and improvement of the Myanmar assembly facilities. Although the Company has established an estimated budget for these expenditures, these investments may further limit the Company’s future liquidity and may require to Company to increase its borrowings from its bank.

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

The Company generates all of its revenues from sales of products that it manufactures at its facilities in Shenzhen, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, rose 2.6% in 2013. The minimum wage in China is approximately 14% higher at the end of the current fiscal year than it was in the prior year. However, because of the labor shortage in the Company’s region, the Company has not been able to hire workers for the minimum wage, and the Company’s actual labor costs have risen by over 51% in the past two years. China’s overall economy and the average wage in the PRC are expected to continue to grow. In April 2014, China’s Ministry of Human Resources and Social Security announced that the minimum wage in Shenzhen and several other cities would increase by an average of 12.5%. The Company’s efforts to reduce its control the wages paid to its employees has lessened the Company’s exposure to changes in the wage increases of its workers. However, salaries for its trained technical/engineering employees and from its managerial staff have continued to rise, at rates greater than the rate of inflation. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in other developing countries and, unless the Company is able pass on these increased costs to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

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

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB, as management fees and other operating charges are based on RMB. Although the value of the U.S. dollar compared to the RMB strengthened earlier in 2014, the value of the RMB compared to the U.S. dollar has in general increased during the past few years. During fiscal 2014, the RMB’s exchange rate to the U.S. dollar appreciated by approximately 2%, thereby slightly increasing the Company’s costs and expenses that it paid in RMB during fiscal 2014. Accordingly, the Company’s operating costs (expressed in U.S. dollars) increased during fiscal 2014. These currency rate fluctuations will continue to affect the results of the Company’s operations in China.

The Company purchases parts and materials from certain European vendors and pays for those parts in Euros. As a result, the Company’s purchases and sales are exposed to currency exchange rate changes between the dollar and the Euro. In order to mitigate the currency exchange rate risk with its European customers related to changes in the value of the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars. For fiscal 2013, only 1.3% of the Company’s net sales were paid in Euros. In addition, the Company has entered into agreements with most of its European customers that either limit the exposure to currency fluctuations to approximately 5.8% or provide that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations. The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. In fiscal 2014 and 2013, the Company incurred a currency exchange losses of $31,000 and $27,000, respectively.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies could have a material impact on the Company’s future results. As a result of the Company’s expansion into Myanmar, it will also be subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country.

Trend Information

For the current fiscal year ending March 31, 2015, the Company believes that it will shift more of its assembly operations to Myanmar in order to offset increases in the operating costs and, in particular, the high cost of labor as a result of additional regulations and the inflationary pressures present in China. The Company believes that the Myanmar affiliated company will be able to lower the overall cost of the products that it manufactures for its clients. However, in the short term, the amount of products assembled in Myanmar will be relatively minor until more of the Company’s customers permit the Company to assemble their products in Myanmar. During the current fiscal year, the Company may incur additional costs related to its proposed investment in the Myanmar company. Once the Myanmar assembly operations are further integrated with the Company’s operations, the Company expects that it will be able to reduce its overall assembly costs, which the Company believes will enable it to retain manufacturing orders that otherwise could move to other developing countries (or even move back to Europe to be manufactured in highly automated facilities). In addition, the Company believes that its lower cost structure will also attract additional orders from new and existing customers, which could increase its net sales and its profitability. The Company also anticipates that its sales of components to other countries, such as to Mexico, will increase as the Company accesses the market for components to be assembled by third party manufacturers in Mexico.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2014 to March 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2014:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2015	2016	2017	2018	2019 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	2,391	886	798	707	-	-
Purchase obligations	1,069	1,069	-	-	-	-
Total	3,460	1,955	-	-	-	-

Recent issued accounting standards not yet adopted

In January, 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This Accounting Standard Update ("ASU") specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis. An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity. The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity's fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, ASU 2013-11 was issued because GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendment provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company anticipates there will be no effect on its financial position or results of operations when adopted.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 30, 2014 are listed below.

Name	Age	Positions
Roland W. Kohl	65	Chief Executive Officer, Director, Chairman of the Board
Holger Will	48	Chief Operating Officer
Alan Chan	50	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	67	Director
Uri Bernhard Oppenheimer (1) (2)	78	Director
Shlomo Tamir (1) (2)	67	Director
Kevin Yang Kuang Yu	57	Director
Irene Wong Ping Yim (1)	48	Director
Brian Geary (2)	57	Director
George Leung Wing Chan (1)	61	Director

____________

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on August 8, 2014. At that meeting, one class of directors (consisting of Uri Oppenheimer and Brian Geary) will be elected to hold office for a three-year term expiring at the 2017 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. However, during the year ended March 31, 2014 to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Shlomo Tamir. Mr. Tamir was elected to the Board of Directors in July 2005. Mr. Tamir worked with Taman/Israel Aircraft Industry from 1969 until his retirement in 2013. While at Taman/Israel Aircraft Industry, he held various positions, including Director of Product Assurance, Program Manager, and Group of Programs Manager.

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005. From 2004 until his retirement in 2013, Mr. Yang was the China-USA Director of Holt Asia LLC (now owned by Chesta Co., Inc.) in the U.S. Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Limited ( now owned by Chesta Co., Inc.) and controlled and managed other manufacturing facilities in China. Mr. Yang has also been involved with the trading companies that were engaged in exporting products to the US.

Irene Wong Ping Yim. For the past ten years, Ms Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms Wong graduated from Deakin University with a master degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2014 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $776,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s new employment agreement expires in March 2019. Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

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

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 30, 2014, together with the exercise price of such options and the expiration date of the options.

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

Because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, in 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”) to replace the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. As of March 31, 2014, options granted under the 1996 Option Plan to purchase a total of 25,000 Common Shares were outstanding. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2014, no options had been granted under the 2010 Option Plan. The average weighted exercise price of all options outstanding on March 31, 2014 was $1.65 per share.

Board Practices

Directors of the Company are elected at the Company’s annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. The Company’s Articles of Association provide for the classification of our Board of Directors into three classes of directors with staggered terms of office. At each annual meeting, one class of directors (consisting of either two or three directors) will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms).

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

Audit Committee During fiscal 2014, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2014. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

Employees

As of June 30, 2014, the Company had a total of 374 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, as of June 30, 2014, 106 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 268 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions. The foregoing employee data does not include information about Kayser Myanmar, the Myanmar based company in which the Company currently holds a 25% stake.

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

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. That law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. The law also requires employers to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances. All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures. Partly in response to this labor law, the Company has been increasing the amount of automation used in its manufacturing processes and has been reducing the size of its workforce. In addition, in order to partially offset the increasing labor costs in Shenzhen, China, the Company acquired a 25% interest in a Myanmar company. The Company’s goal is to own 75% of the Myanmar company and to transfer much of its labor intensive functions to the Myanmar assembly facility that is owned by the Myanmar company.

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

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 30, 2014, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067	(2)	16.2%
Tiko Aharonov	249,000	(3)	6.6%
Holger Will	1,000		*
George Leung Wing Chan	3,000	(4)	*
Brian Geary	3,000	(4)	*
Irene Wong Ping Yim	3,000	(4)	*
Kevin Yang Kung Yu	11,224	(3)	*
Shlomo Tamir	3,000	(4)	*
Uri Bernhard Oppenheimer	3,000	(4)	*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes 245,770 shares of Common Stock registered in the name of Roland Kohl Company Limited. Roland Kohl is the sole trustee of the Roland Kohl Company Limited.
(3)	Includes stock options to purchase 3,000 Common Shares which are currently exercisable, or exercisable within 60 days.
(4)	Consists stock options to purchase 3,000 Common Shares which are currently exercisable, or exercisable within 60 days.

Of our 38 record holders, 25 are residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own 16,436 Common Shares. To the Company’s knowledge, foreign record holders own approximately 369,131 Common Shares, although the Company believes that other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 42% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2014.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company paid four dividends in the fiscal year ended March 31, 2014 (a dividend of $0.03 per share was paid on April 15, 2013, and a dividend of $0.04 per share was paid October 9, 2013, on December 24, 2013, and on March 28, 2014). In fiscal 2013, the Company paid a $0.03 per share dividend on September 10, 2012, October 10, 2012, and December 28, 2012.

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

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 27, 2014, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $2.66 per share. As of June 30, 2014, there were 38 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2014:

Year Ended	High	Low
March 31, 2014	$3.70	$1.67
March 31, 2013	$2.52	$1.41
March 31, 2012	$3.85	$2.02
March 31, 2011	$4.17	$1.75
March 31, 2010	$2.88	$0.60

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2014	3.15	2.54
December 31, 2013	3.70	2.08
September 30, 2013	2.19	1.82
June 30, 2013	2.25	1.67

March 31, 2013	$1.95	$1.68
December 31, 2012	$2.04	$1.71
September 30, 2012	$2.27	$1.41
June 30, 2012	$2.52	$1.48

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2014	2.75	2.59
April 30, 2014	2.92	2.60
March 31, 2014	2.89	2.54
February 28, 2014	3.10	2.57
January 31, 2014	3.15	2.59
December 31, 2013	3.70	2.83

B.	Plan of Distribution

No disclosure is required in response to this Item.

C.	Markets

Our Common Shares have been listed on the Nasdaq Capital Market during the past five years, under the symbol “HIHO.”

D.	Selling Shareholders

No disclosure is required in response to this Item.

E.	Dilution

No disclosure is required in response to this Item.

F.	Expenses of the Issue

No disclosure is required in response to this Item.

Item 10.	Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2014 and June 30, 2014, there were 3,783,874 Common Shares outstanding. The number of shares outstanding could increase in the future by the shares issued upon the exercise of currently issued and outstanding options (see, “Item 6, Share Ownership,” above). As of March 31, 2014, no warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

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

Material Contracts

Other than the leases described in the Property, Plant and Equipment section of Item 4 “Information on the Company” and filed as exhibits to the Company’s Securities and Exchange Commission filings, all other material contracts to which the Company or any member of the group is a party that were entered into during the two years immediately preceding the filing of this Annual Report were entered into in the ordinary course of business.

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

The Company conducts substantially all of its manufacturing operations through its PRC operating companies, and their financial performance and position are measured in terms of renminbi. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred in renminbi. Any appreciation in the value of the renminbi against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. During the past few years, the exchange rate between the renminbi and the U.S. dollar has changed. During most of the past few years, the renminbi has appreciated in value compared to the U.S. dollar (the renminbi has appreciated by 13.3% during the five years ended December 31, 2013). However, the exchange rate between the U.S. dollar and the RMB has fluctuated, and the U.S. dollar has recently appreciated in value. During the fiscal year ended March 31, 2014, the Company made payments of approximately 44,135,000 in RMB (or approximately U.S. $7,092,000 based on the exchange rate as of March 31, 2014). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2014, the amount of such RMB payments would have increased the Company’s expenses by $70,920 and $354,600, respectively. Conversely, if the renminbi had been 1% and 5% less valuable against the U.S. dollars as of March 31, 2014, the amount of such RMB payments would have decreased the Company’s expenses by $70,920 and $354,600, respectively. Should the renminbi appreciate in the future, or should the Company’s operating expenses that are paid in renminbi significantly increase in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros has decreased to 1.3% of its net sales (or $298,000) that were made in fiscal year ended March 31, 2014. In the fiscal year ended March 31, 2014, the value of the Euro compared to the U.S. dollar fluctuated throughout the year, and increased from approximately one Euro to 1.29 U.S. dollars at the end of March 2013 to one Euro to 1.38 U.S. dollars on March 31, 2014. Accordingly, the payments that the Company received in fiscal 2013 in Euros were exchanged into slightly more dollars, resulting in a sales increase. To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2014, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by approximately $29,800 and $14,900, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by approximately $29,800 and $14,900, respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2014. Because the Company had cash and cash equivalents of $5,416,000 available as of March 31, 2014, the Company believes that its interest rate risk on these borrowing was acceptable.

Inflation in the PRC, particularly the increase in wages and salaries, has impacted the Company’s cost of operations at its manufacturing facility in the PRC. Continued increase in inflation could have an adverse affect the Company’s costs and margins in the PRC.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2014

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Not applicable.

16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Ms. Wong is an “independent” director, as defined under the Nasdaq Stock Market’s listing standards. For the past ten years, Ms. Wong has been the Chief Accountant of CNIM HK Ltd. in Hong Kong. Ms. Wong holds a Master of Business Administration from Deakin University. From 1994 to 2001 was the Accounting Manager of Highway Holdings. In addition, each of the other members of the audit committee has extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

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

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2014, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2014 and 2013.

64

	2014	2013
Audit Fees (1)	$250,000	$250,000
Tax Fees (2)	7,900	21,000
Total	$257,900	$271,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns and advisory service charges.

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

16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

1.4	Form of Amendment to Articles of Association (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant’s Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.15	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.16	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.17	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.18	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.19	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.20	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.21	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.22	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Bao An Long Cheng Hi-Lite Electronic Factory, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.23	Tenancy Agreement of Office No. 1823-1823A on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited *

4.24	Tenancy Agreement of Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited*

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

101**	Financial information from registrant for the year ended March 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31,2013 and 2014; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2012, 2013 and 2014; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

___________________________________

* Filed herewith
** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
# The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and
Secretary

Date: June 30, 2014

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2012, 2013 and 2014
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

F -1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Group") as of March 31, 2013 and 2014, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2014. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

June 30, 2014

F - 2

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2012	2013	2014
	$	$	$

Net sales	25,370	21,933	22,936
Cost of sales	(20,249)	(17,029)	(17,484)

Gross profit	5,121	4,904	5,452
Selling, general and administrative expenses	(4,891)	(4,549)	(4,659)

Operating income	230	355	793

Non-operating income (expense):
Exchange gain (loss), net	126	(27)	(31)
Interest expense	(24)	(9)	(1)
Interest income	4	14	17
Other income	11	-	12
Gain (loss) on disposal of property, plant and equipment	23	78	(23)

Total non-operating income (expense)	140	56	(26)

Income before income taxes	370	411	767
Income taxes (note 3)	(186)	37	(172)

Net income	184	448	595
Less: Net loss attributable to non-controlling interests	-	-	(1)

Net income attributable to Highway Holdings
Limited's shareholders	184	448	596

Net income per share:
- basic	0.05	0.12	0.16
- diluted	0.05	0.12	0.16

Weighted average number of shares outstanding:
- basic	3,777,850	3,778,825	3,778,825
- diluted	3,788,302	3,781,307	3,788,604

The accompanying notes are an integral part to these consolidated financial statements.

F - 3

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2012	2013	2014
	$	$	$

Net income	184	448	595
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	-	16	(9)
Comprehensive income	184	464	586
Less: Comprehensive loss attributable to non-controlling
interest	-	-	(1)

Comprehensive income attributable to Highway Holdings
Limited's shareholders	184	464	587

The accompanying notes are an integral part to these consolidated financial statements.

F - 4

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2013	2014
	$	$
ASSETS
Current assets:
Cash and cash equivalents	4,634	5,416
Restricted cash (note 7)	643	643
Accounts receivable, net of allowances for doubtful accounts
of nil and $6 as of March 31, 2013 and 2014, respectively	3,958	3,157
Inventories (note 4)	2,957	3,700
Amount due from an equity method investee	110	-
Prepaid expenses and other current assets	1,114	1,044

Total current assets	13,416	13,960
Property, plant and equipment, net (note 5)	1,769	1,213
Long-term deposits	-	167
Investments in equity method investees (note 6)	-	-
Loan receivable (note 8)	167	436

TOTAL ASSETS	15,352	15,776

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,515	1,577
Long-term loans - current portion (note 9)	112	-
Accrued expenses and other liabilities (note 10)	1,386	1,730
Income tax payable	158	279
Dividend payable	114	-

Total current liabilities	3,285	3,586
Deferred income taxes (note 3)	59	44

Total liabilities	3,344	3,630

Commitments and contingencies (note 11)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares;
3,783,874 shares issued and outstanding as of March 31, 2013
and 2014)	38	38
Additional paid-in capital	11,340	11,340
Retained profits	628	770
Treasury shares, at cost - 5,049 shares as of March 31, 2013
and 2014 (note 12)	(14)	(14)
Accumulated other comprehensive income	16	7

Total Highway Holdings shareholder's equity	12,008	12,141

Non-controlling interest	-	5

Total Equity	12,008	12,146

TOTAL LIABILITIES AND EQUITY	15,352	15,776

The accompanying notes are an integral part to these consolidated financial statements.

F - 5

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited's Shareholders' Equity
							Total
							Highway
	Common shares,				Accumulated		Holdings
	issued and		Additional		other	Treasury	Limited's	Non-
	outstanding		paid-in	Retained	comprehensive	shares,	Shareholders'	controlling	Total
	Shares	Amount	capital	profits	(loss) income	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2011	3,781	38	11,335	1,206	-	(14)	12,565	-	12,565

Net income	-	-	-	184	-	-	184	-	184
Exercise of share options	3	-	5	-	-	-	5	-	5
Cash dividends ($0.20 per share)	-	-	-	(756)	-	-	(756)	-	(756)

As of March 31, 2012	3,784	38	11,340	634	-	(14)	11,998	-	11,998
Net income	-	-	-	448	-	-	448	-	448
Cash dividend ($0.12 per share)	-	-	-	(454)	-	-	(454)	-	(454)
Translation adjustments	-	-	-	-	16	-	16	-	16

As of March 31, 2013	3,784	38	11,340	628	16	(14)	12,008	-	12,008
Net income	-	-	-	596	-	-	596	(1)	595
Cash dividend ($0.12 per share)	-	-	-	(454)	-	-	(454)	-	(454)
Contribution from a non-controlling
shareholder	-	-	-	-	-	-	-	6	6
Translation adjustments	-	-	-	-	(9)	-	(9)	-	(9)

As of March 31, 2014	3,784	38	11,340	770	7	(14)	12,141	5	12,146

The accompanying notes are an integral part to these consolidated financial statements.

F - 6

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2012	2013	2014
	$	$	$
Cash flows from operating activities:
Net income	184	448	595
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of property, plant and equipment	670	586	557
Write down of inventories	199	56	125
(Gain) loss on disposal of property, plant and equipment	(23)	(78)	23
Deferred income taxes	7	(121)	(15)
Share of losses of equity method investees	31	-	-
Changes in operating assets and liabilities:
Accounts receivable	1,073	(234)	801
Inventories	67	957	(868)
Prepaid expenses and other assets	(181)	(584)	70
Accounts payable	(732)	(1,032)	62
Accrued expenses and other liabilities	(733)	62	344
Income tax payable	82	5	121
Long-term deposits	-	-	(167)

Net cash provided by operating activities	644	65	1,648

Investing activities:
Purchase of property, plant and equipment	(355)	(319)	(73)
Proceeds from disposal of property, plant and equipment	50	79	41
Reduction in amount due from an equity method investee	-	-	110
Increase in long-term loan receivable	-	(167)	(269)
Contribution from a non-controlling shareholder	-	-	6

Net cash used in investing activities	(305)	(407)	(185)

Financing activities:
Proceed from exercise of employee share options	5	-	-
Cash dividends paid	(1,058)	(340)	(568)
Repayment of obligations under capital leases	(41)	(3)	-
Repayment of bank loans	(534)	(262)	(112)

Net cash used in financing activities	(1,628)	(605)	(680)

Net (decrease) increase in cash and cash equivalents	(1,289)	(947)	783
Cash and cash equivalents at the beginning of year	6,864	5,575	4,634
Effect of exchange rate changes on cash	-	6	(1)

Cash and cash equivalents at the end of year	5,575	4,634	5,416

Supplemental cash flow information:
Interest	24	9	1

Income taxes	97	77	66

The accompanying notes are an integral part to these consolidated financial statements.

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

No impairment expenses are recognized for long-lived assets during the years ended March 31, 2012, 2013 and 2014.

(i) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and loan receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables and loan receivable are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable and loan receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 81%, 62% and 54% of the balances of accounts receivable as of March 31, 2012, 2013 and 2014, respectively. The loan receivable from a supplier represents 100% of the balance of loan receivable as of March 31, 2013 and 2014.

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

(r) Comprehensive income (loss) - Comprehensive income (loss) includes net income and foreign currency translation adjustments and is presented net of tax, the amounts of nil, $16 and $(9) for the years ended March 31, 2012, 2013 and 2014, respectively.

The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2013 and 2014. As of March 31, 2013 and 2014, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amount due from an equity method investee, loan receivable, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recent issued accounting standards adopted - In December 2011, the Financial Accounting Standards Board ("FASB") has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group adopted this pronouncement effective from April 1, 2013, which did not have a significant effect on the Group's consolidated financial statements.

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

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this pronouncement did not have a significant impact on its financial condition or results of operations.

F - 13

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recent issued accounting standards adopted - continued - In March 2013, the FASB has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of this pronouncement did not have a significant impact on its financial condition or results of operations.

(v) Recent issued accounting standards not yet adopted - In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, ASU 2013-11 was issued because GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carryforward exists. The amendment provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We anticipate there will be no effect on our financial position or results of operations when adopted.

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

The Group's operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited ("Nissin Shenzhen"), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2012, 2013 and 2014.

Nissin Shenzhen, which is established and operated in China, are subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations are conducted mainly in Long Hua, Shenzhen during the years ended March 31, 2012, 2013 and 2014.

The manufacturing operations of Nissin Precision Metal Manufacturing Limited ("Nissin HK") and Hi-Lite Camera Company Limited ("Hi-lite") in Long Hua, Shenzhen are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

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

The components of income (loss) before income taxes are as follows:

	Year ended March 31,
	2012	2013	2014
	$	$	$

Hong Kong	779	366	649
China	(409)	45	118
	370	411	767

F - 15

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2012	2013	2014
	$	$	$

Hong Kong
Current tax	179	68	155
Deferred tax	7	(121)	(15)

	186	(53)	140

China
Current tax	-	16	32

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2012	2013	2014
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	68.3	5.9	10.3
Changes in valuation allowances	0.3	(31.6)	(4.4)
Under(over)provision of profits tax in prior year	1.4	(0.5)	(2.0)
Effect of different tax rate of subsidiaries operating
in other jurisdictions	(36.3)	(3.9)	(2.7)
Other	0.1	4.6	4.6

Effective tax rate	50.3	(9.0)	22.3

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2013	2014
	$	$

Deferred tax liability:
Property, plant and equipment	72	48

Deferred tax asset:
Tax loss carryforwards	(818)	(807)
Valuation allowance	805	803

Total net deferred tax asset	(13)	(4)

Net deferred tax liability	59	44

F - 16

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2012	2013	2014
	$	$	$

At the beginning of the year	766	767	805
Changes in prior year tax losses carry forward	-	168	32
Current year addition (reduction)	1	(130)	(34)

At the end of the year	767	805	803

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized. As of March 31, 2013 and 2014, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2013 and 2014, tax losses amounting to approximately $4,959 and $4,893, respectively may be carried forward indefinitely.

As of March 31, 2013 and 2014, the Group's China subsidiary had no tax loss that would expire five years from respective financial years incurring the losses.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2013 and 2014, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2007 to 2014 remain subject to examination by the Hong Kong tax authority.

4.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2013	2014
	$	$

Raw materials	1,770	2,013
Work in progress	287	192
Finished goods	900	1,495

	2,957	3,700

Slow moving inventories amounting to $199, $56 and $125 were written off during the years ended March 31, 2012, 2013 and 2014, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2013	2014
	$	$

At cost:
Machinery and equipment	12,124	11,933
Furniture and fixtures	444	437
Leasehold improvements	483	483
Motor vehicles	87	87

Total	13,138	12,940
Less: Accumulated depreciation and impairment	(11,369)	(11,727)

Property, plant and equipment, net	1,769	1,213

Depreciation expense incurred for the years ended March 31, 2012, 2013 and 2014 were $670, $586 and $557, respectively.

F - 18

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group's consolidated balance sheet as of March 31, 2013 and 2014 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2013	2014
	$	$

The Group's proportionate share of equity in
the net assets of equity investees	8	5
Less: Accumulated impairment losses recognized	(8)	(5)

Investments in equity investees reported in
the consolidated balance sheet	-	-

On August 5, 2003, the Group acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) was engaged in the trading of camera batteries, films and disposable cameras and became inactive. Such investment was fully impaired as of March 31, 2013 and 2014.

On April 30, 2009, the Group made cash investment of $3 in its 50% equity interest in Xenon Automation Asia Limited ("Xenon Automation"), a company incorporated in Hong Kong. Xenon Automation was formed to design, manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. The Group has disposed its interest in Xenon Automation at nil consideration to other shareholders of Xenon Automation in May 2013, no gain or loss has been resulted on this disposal. The amount due from Xenon Automation of $110 as of March 31, 2013 was fully settled in May 2013.

7.	RESTRICTED CASH

Restricted cash represents certain bank deposits of a subsidiary pledged for banking facilities of a subsidiary. The banking facilities are secured by guarantees given by the Company. As of March 31, 2013 and 2014, the Group pledged bank deposits of $643 to banks to secure short term banking facilities granted. There are no restrictive financial covenants associated with these bank facilities. The credit facilities are subject to annual review by the banks.

	As of March 31,
	2013	2014
	$	$

Maximum credit facilities available to the Group	2,570	2,570

Amount utilized	-	805

F - 19

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	LOAN RECEIVABLE

The balance represents the loan receivable to a supplier which is interest free and repayable by March 20, 2016.

9.	LONG-TERM LOANS

Long-term loans consist of the followings:

	As of March 31,
	2013	2014
	$	$
Unsecured bank loans repayable monthly with
maturity date of August 20, 2013, interest at
1.75% p.a. below the Bank's Prime Rate in
Hong Kong	56	-
Unsecured bank loans repayable monthly with
maturity date of August 26, 2013, interest at
1.75% p.a. below the Bank's Prime Rate in
Hong Kong	56	-

Total long-term loans	112	-
Current portion of long-term loans	(112)	-

Non-current portion of long-term loans	-	-

The loans were fully settled during the year ended March 31, 2014.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2013	2014
	$	$

Accrued payroll and employee benefits	885	1,191
Deposits received from customers	16	50
Accrued audit fee	252	260
Others	233	229

	1,386	1,730

F - 20

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,301, $1,258 and $1,185 for the years ended March 31, 2012, 2013 and 2014, respectively.

As of March 31, 2014, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2015	886
2016	798
2017	707

2,391

(b)	The Group had a total commitment of $48 and $5 for receiving consulting services as of March 31, 2013 and 2014. The commitment as of March 31, 2014 is expected to be disbursed during the year ending March 31, 2015.

(c)	The BFDC Agreements in Long Hua were extended to March 31, 2016 in fiscal year 2008. Pursuant to the BFDC Agreements, the Group is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Group's dealings with the BFDC or should the local or federal government change the rules under which the Group currently operates, all of the Group's operations and assets could be jeopardized.

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

However, as part of the reorganization that took place in April 2012, the Group had transformed and transferred the manufacturing operations of Nissin HK to a subsidiary in China in November 2012 and it is currently terminating the principal BFDC Agreement of Nissin HK, even though that Agreement was scheduled to expire in 2016. Hi-lite will continue to operate in accordance with its BFDC Agreement until its BFDC Agreement is terminated by the local government authorities.

F - 21

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	TREASURY STOCK

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1,000. During the year ended March 31, 2011, the Company repurchased 6,049 shares at consideration of $15 of which 1,000 shares were subsequently transferred to an employee upon the exercises of his employee stock options in February 2011. The remaining 5,049 shares were held in treasury as of March 31, 2013 and 2014 and are not eligible to vote.

13.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Group's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, restricted cash, trade receivables and loan receivable.

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

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2013 and 2014 are as follows:

	Percentage of
	accounts receivable
	2013	2014
	%	%

Customer A	36.6	31.8
Customer B	12.4	11.6
Customer C	13.2	N/A
Customer D	N/A	10.7

Three largest receivable balances	62.2	54.1

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2012	2013	2014
	$	$	$

At beginning of year	-	-	6
Allowance for the year	-	6	-

At end of year	-	6	6

F - 22

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

13.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2012, 2013 and 2014 are as follows:

	Year ended March 31,
	2012	2013	2014
	%	%	%

Customer A (note a)	25.1	33.0	36.9
Customer B (note a)	N/A	12.0	N/A
Customer C (note b)	16.4	N/A	N/A
Customer D (note c)	N/A	11.7	N/A
Customer E (note b)	11.3	N/A	N/A

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.
(c)	Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

14.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2012	2013	2014
	$	$	$

Net income attributable to Highway Holdings
Limited's shareholders, basic and diluted	184	448	596

Shares:
Weighted average common shares used in
computing basic net income per share	3,777,850	3,778,825	3,778,825

Effect of dilutive securities:
Weighted average shares from assumed exercise
of stock options and issuance of common shares	10,452	2,482	9,779

Weighted average common shares used in
computing diluted net income per share	3,788,302	3,781,307	3,788,604

Net income per share, basic	0.05	0.12	0.16

Net income per share, diluted	0.05	0.12	0.16

55,000, nil and nil options to purchase common shares were excluded in the computation of 2012, 2013 and 2014 diluted net income per share respectively as their effects were anti-dilutive.

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

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $150, $186 and $215 for the years ended March 31, 2012, 2013 and 2014, respectively.

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

No options were granted by the Company for the years ended March 31, 2012, 2013 and 2014.

F - 24

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

16.	STOCK OPTIONS - continued

As of March 31, 2013 and 2014, there were no unrecognized compensation cost related to non-vested stock options granted under the Option Plan, nor any non-vested stock options.

A summary of stock option activity during the years ended March 31, 2012, 2013 and 2014 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$

Outstanding as of April 1, 2011	123,000	3.29	1.04	1.44
Exercised	(3,000)	1.65	0.95
Lapsed/cancelled	(40,000)	3.42	1.00

Outstanding as of March 31, 2012	80,000	3.29	1.07	0.98
Lapsed/cancelled	(55,000)	4.03	1.12

Outstanding as of March 31, 2013 and 2014	25,000	1.65	0.95	1.61

Exercisable as of March 31, 2014	25,000	1.65	1.05	0.61

The aggregate intrinsic values of the stock options outstanding as of March 31, 2013 and 2014 were $3 and $27, respectively.

No stock options were exercised during the year ended March 31, 2013 and 2014.

17.	SEGMENT INFORMATION

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

Intersegment sales arise from transfer of goods between segments. These sales are generally at price consistent with what the Group would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2012	2013	2014
	$	$	$

Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	14,689	14,646	13,820
Intersegment sales	8,585	-	-

	23,274	14,646	13,820

Electric OEM:
Unaffiliated customers	10,681	7,287	9,116
Intersegment sales	11,914	-	-

	22,595	7,287	9,116

Intersegment eliminations	(20,499)	-	-

Total net sales	25,370	21,933	22,936

Operating income:
Metal stamping and Mechanical OEM	428	319	527
Electric OEM	71	142	352
Corporate	(269)	(106)	(86)

Total operating income	230	355	793

Interest expense:
Metal stamping and Mechanical OEM	14	6	1
Electric OEM	10	3	-

Total interest expense	24	9	1

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	393	353	306
Electric OEM	277	233	251

Total depreciation and amortization	670	586	557

Capital expenditure:
Metal stamping and Mechanical OEM	323	210	44
Electric OEM	32	109	29

Total capital expenditure	355	319	73

F - 26

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	SEGMENT INFORMATION - continued

	As of March 31,
	2013	2014
	$	$

Total assets:
Metal stamping and Mechanical OEM	10,022	10,452
Electric OEM	5,228	4,859
Corporate	102	465

Total assets	15,352	15,776

	As of March 31,
	2013	2014
	$	$

Long-lived assets:
Metal stamping and Mechanical OEM	1,142	796
Electric OEM	627	417

Total long-lived assets	1,769	1,213

All of the Group's sales are co-ordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2012	2013	2014
	$	$	$
Net sales:
Hong Kong and China	5,933	6,148	5,086
Other Asian countries	995	1,415	1,489
Europe	14,030	13,503	15,564
North America	4,412	867	797

	25,370	21,933	22,936

All of the Group's long-lived assets are located in Hong Kong and China.

18.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2012, 2013 and 2014.

F - 27

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

19.	EVENT AFTER THE REPORTING PERIOD

On June 9, 2014, the Company entered into a sale and purchase agreement with Kayser Limited to acquire a 25% equity interest in Kayser Myanmar Manufacturing Co., Ltd. ("Kayser Myanmar"), which is engaged in manufacturing and assembling metal, plastics and electronic products (the "Acquisition"). The Acquisition will allow the Company to further expand its business in Myanmar. The total consideration for the transaction is approximately $25 in cash. The transaction cost in relation to the Acquisition is expected to be not significant.

* * * * * *

F - 28