Form 20-F
period 2015-03-31
HIGHWAY HOLDINGS LTD
filed 2015-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 3,801,874 Common Shares were outstanding as of March 31, 2015.

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

FORWARD - LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under “Item 3. Key Information.” Forward-looking statements include, but are not limited to, statements relating to:

•	the Company’s goals, strategies and expansion plans;

•	the Company’s business development, financial condition and results of operations;

•	changes in the original equipment manufacturing (“OEM”) market;

•	the demand for, and market acceptance of, the Company’s products and services;

•	changes in the Company’s relationships with its major customers;

•	political or economic changes in Hong Kong, Shenzhen, China, and Myanmar that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

•	general economic and business conditions affecting the Company’s major customers.

Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Annual Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations except as required by applicable law. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Annual Report as the “SEC.”

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to Myanmar are to the Republic of the Union of Myanmar (“Myanmar”). Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2015 and the balance sheet data as of March 31, 2014 and 2015 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2011 and 2012 and the balance sheet data as of March 31, 2011, 2012 and 2013 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2011	2012	2013	2014	2015
Statement of Operations
Net sales	$31,147	$25,370	$21,933	$22,936	$22,373
Gross profit	6,553	5,121	4,904	5,452	5,717
Operating income	1,726	230	355	793	1,271
Net income attributable to Highway Holdings Limited shareholders	1,650	184	448	596	1,150
Per share amounts
Net income-basic	$0.44	$0.05	$0.12	$0.16	$0.30
Net income-diluted	0.44	0.05	0.12	0.16	0.30
Dividend declared & paid (1)	0.24	0.20	0.12	0.12	0.30
Weighted average number of shares:
Basic	3,765	3,778	3,779	3,779	3,787
Diluted	3,777	3,788	3,781	3,789	3,795
Dividend declared (1)	$905	$756	$454	$454	$1,138

(1)	Dividends declared for all periods were declared and paid as cash dividends.

Balance Sheet Data

Property, plant and equipment, net	$2,411	$2,027	$1,769	$1,213	$1,094
Working capital	10,674	10,221	10,131	10,374	11,016
Total assets	19,399	16,579	15,352	15,776	16,987
Long term debt	672	377	112	-	-
Common shares	38	38	38	38	38
Total equity	12,565	11,998	12,008	12,146	12,233
Common shares issued and outstanding	3,781	3,784	3,784	3,784	3,802

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. The following discussion highlights all the material risks the Company faces.

The Company’s Recent Reorganization Into a Foreign Invested Enterprise Has Required the Company’s Manufacturing Operations to Adapt to Rules and Regulations Applicable to Domestic Chinese Companies and That Previously Did Not Affect the Company. Since the Company commenced its manufacturing operations in China in 1991, the Company has conducted its operations in Long Hua, Shenzhen, China, pursuant to various agreements entered into, primarily, between two of the Company’s subsidiaries and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Under the BFDC Agreements, the BFDC was the party responsible for providing manufacturing facilities for the Company and for supplying workers to the Company. The Company paid the BFDC a management fee and certain other charges for the use of the facilities and the services of the workers. Because the Company’s manufacturing operations in Long Hua, Shenzhen, were conducted under the BFDC Agreements, its operations were not subject to many of the rules and regulations that would be imposed on entities that are considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China). For example, the Company did not have to apply for permits or licenses in China or to register to do business in China and received beneficial treatment with respect to import/export taxes and duties.

In 2010, the Company received official governmental notice that the foregoing BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries, would have to reorganize their operations and register in China as a local company. As a result of the foregoing governmental decree, in 2011 the Company commenced a major reorganization to restructure its operations and corporate structure in China. As part of this reorganization, the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, and discontinued Nissin’s operations under the BFDC Agreements. All of Nissin’s assets, equipment, employees and manufacturing operations were transferred from Nissin Precision Metal Manufacturing Limited (herein referred to as “Nissin HK”), one of its Hong Kong subsidiaries, to Nissin PRC. A foreign owned subsidiary, such as Nissin PRC, that is registered in China is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”). As a new PRC registered WFOE, Nissin PRC is now permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China under the BFDC Agreements. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. To date, the Company has managed to restructure the operations of its new PRC subsidiary in a manner that has enabled it to comply with the additional rules and regulations. However, no assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC and will be able to comply with future regulations and restrictions.

The Transformation of the Operations of Nissin Precision Metal Manufacturing Limited Into a Wholly Foreign Owned Enterprise Has Increased the Company’s Cost of Operations in Shenzhen, China, and Could Result in Additional Unexpected Costs. As part of the governmentally required conversion of the operations of Nissin HK into a WFOE, the Company’s Nissin PRC wholly-owned limited liability company is now a registered PRC company and is governed by the PRC’s company laws and regulations. The cost of conducting operations through Nissin PRC is substantially higher than the operating cost was for that enterprise when it operated under the BFDC Agreements. The regulations imposed on Nissin PRC have resulted in increased taxes and increased regulatory and accounting burdens. For example, Nissin PRC has to charge value added tax (“VAT”) on all of the products that its sells locally, and has to pay VAT on materials it purchases locally. Depending on the classification of products and/or materials not all of the VAT tax is refunded to Nissin PRC when it exports these products. As a result, the VAT increases the overall cost of those products. The Company, therefore, must either pass these increased costs on to its customers (which hurts the Company’s price competitiveness and its customer relations), or absorb the cost increases through smaller profit margins (which reduces the benefits of such sales to the Company). No assurance can be given that the cost of operating Nissin PRC as a WFOE will not continue to increase and will not further negatively affect the Company and its operations.

Termination of the BFDC Agreement with Hi-Lite Camera Company Limited Will Increase the Company’s Overall Cost of Operations in China. As described above, the Company was forced to convert its manufacturing business in Shenzhen, China, (Nissin HK) into a PRC registered company (Nissin PRC). However, the Company’s second operating entity in Shenzhen, China, Hi-Lite Camera Company Limited (“Hi-Lite”), was temporarily allowed to continue to operate in Shenzhen under the BFDC Agreements. In April 2015 Hi-Lite ceased operating under the BFDC Agreement (the company is currently being dissolved). As a result of the termination of Hi-Lite’s operations, all of the Company’s future operations in China will be conducted through Nissin PRC. Because Nissin PRC is subject to the more burdensome regulations imposed on WFOEs, the Company’s future operations in China will be more regulated and could be materially more difficult and expensive.

The Company’s Operations At Its Long Hua, Shenzhen, Facilities May Be Disrupted By Changes Made By The Landlord To The Leased Buildings. The Company’s current manufacturing facilities in Long Hua, Shenzhen, China, consist of approximately 261,000 square feet of space that are used for manufacturing and as dormitory facilities. These facilities are currently leased pursuant to several leases (the “Premises Leases”) that permit the Company to operate in various buildings until February 28, 2017. Failure to extend the leases for the Premised Leases would require the Company to move its facilities, which could result in higher operating costs and have various other negative consequences. In February 2015 the Company had to move its entire metal stamping operations from the existing facilities to a temporary facility while the landlord of the premises rebuilds one of the buildings that the Company has been using. The Company expects to be able to move its metal stamping operations back to the original site in mid-2016 when the construction is completed. The Company was able to complete the relocation in May 2015 without significant expense, and, to date, the relocation has not materially impacted the Company’s ability to continue its metal stamping operations. However, the relocation of the facilities did divert management’s time, did utilize other resources, and did disrupt the Company’s operations and its ability to attract new customers or business. No assurance can be given that the use of the temporary facilities will not hereafter negatively affect the Company’s normal metal stamping and other operations or otherwise impact the Company’s ability to timely manufacture products for its customers. In addition, moving the plant and equipment back in 2016 is expected to cause further disruption, could be costly, and may require that the Company to incur additional expenses in refurbishing the rebuilt facilities. The cost and negative impact on the Company’s operations of these moves cannot currently be accurately estimated, but the impact on the Company’s operations and financial results could be material.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, China, in Particular, Have Significantly Increased the Costs and Risks of Doing Business. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to lifelong employment). These regulations now require companies to make payments to up to six different employee benefit funds for each employee, which has significantly increased the Company’s cost of employment. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused many of the remaining companies operating in Shenzhen, China to restructure their operations. The foregoing changes in labor and other rules and regulations have adversely affected the Company’s recent financial results. No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

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

Increased Wages And The Other Costs Of Labor Have a Material Negative Affect The Company’s Operations And Continue to Increase Its Operating Costs. Minimum wages In Shenzhen have been raised by at least 10% during each of the past few years. While the Company pays its employees more than the minimum wage, the increase in the minimum wage has required the Company and other local manufacturers to increase their salaries by approximately the same percentage. Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These continuing material increases in our cost of labor have increased, and will continue to increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. In response to the increased cost of labor (as well as the other increases in doing business in Shenzhen), we have increased the prices that we charge our customers. The effect of these increases in the prices of our products and services has resulted, and may continue to result in the loss of customers, who may seek, and are able to obtain, products and services comparable to those we offer in lower-cost regions of the world or from certain local Chinese companies that receive governmental support of subsidies. During the fiscal year ended March 31, 2015, several of our larger customers were unwilling to pay the higher prices that we had to charge in response to our higher cost of operations. Future increases in our costs and in the prices that we charge our customers may result in future loss of revenues, which could affect our financial results.

In response to these material, continuing increases in wages and labor related costs, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations and has been attempting to move most of the Company’s labor intensive work to lower labor cost countries. As a result of the increased use by the Company of automation and its actions to shift labor intensive operations to Myanmar (formerly Burma), the Company has been able to reduce the number of employees that it employs in Shenzhen from almost two thousand a few years ago, to approximately 300 currently. However, the cost of acquiring and manufacturing its own automation equipment has been high, and the increases in productivity and the decreases in the cost of production that result from automation have not fully offset the increased labor costs. As a result, during the past year the Company been shifting part of its labor intensive assembly operations to Myanmar, a country where labor costs are substantially lower than in Shenzhen, China. The Company now owns a 75% interest of a Myanmar company that operates an assembly facility in Yangon, Myanmar, and the Company intends to increasingly shift much of its labor intensive operations to that new facility. See, “The Company Faces Numerous Risks In Its Operations In Myanmar,” below.

Uncertain Legal System and Application of Laws. The legal system of China is often unclear and is continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. While China has an increasingly comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

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

The Company Faces Numerous Risks In Its New Operations In Myanmar. In March 2015, the Company completed its acquisition of 75% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company registered to operate in Myanmar. During the past fiscal year, the Company has transferred various equipment to the Myanmar company in order to enable the Myanmar company to assemble the Company’s products. To date, the Company has shifted the assembly of two of its product lines to Kayser Myanmar as part of the Company’s plan to shift much of its labor intensive assembly operations to Myanmar. However, the operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country such as Myanmar. These risks include the lack of infrastructure, excessively high rent for suitable facilities and land (which rates appear to be continuing to increase), uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. The operations in Myanmar will also be subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate of the Kyat into the U.S. dollar to fluctuate. Such currency fluctuations could affect the operations in Myanmar, which would impact the Company’s plan to relocate some of its assembly functions to the Yangon, Myanmar facility. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar. Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to own an interest in a Myanmar company. In addition, the U.S. and European Union recently lifted many trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. In March 2015, the Company completed its acquisition of a controlling interest in Kayser Myanmar, which the Company intends to increasingly use as a low cost product assembly facility. Shifting part of its assembly work from the higher cost facilities in China to the lower cost facility in Myanmar is part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. However, the Company will not be able to shift its assembly operations from Shenzhen, China, to Yangon, Myanmar, without the prior approval of its customers. To date, two of the Company’s customers have permitted some of the assembly work on their products to be subcontracted to the Myanmar assembly facility. However, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of concerns related to the quality and delivery of the assembled products and because of political and public relations issues. Unless more of the Company’s customers allow the Company to shift the assembly of products to Myanmar, the Company’s goal of offsetting its high costs of assembly in China may not be fully realized. While the Myanmar operations have, to date, met the expectations of the Company and two of its customers, no assurance can be given that enough assembly work can be subcontracted to Myanmar in order to lower the Company’s costs and to improve its price competitiveness.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of numerous events that have threatened the business relations between the countries. These strains on U.S./China relations could affect the ability of foreign companies listed on U.S. stock markets, such as the Company, from operating in China. Also, strains between the U.S. and China could interfere with the ability of the Company’s manufacturing in China from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

China’s Political Issues With Japan Could Harm The Company’s Operations. As a result of the dispute between Japan and China (such as the on-going dispute over the Senkaku/Diaoyu island chain), the business environment has deteriorated for companies in China that do business with Japan or otherwise appear to be connected to Japan. Since the name of the Company’s principal subsidiary in China is a Japanese name (“Nissin”), and possibly because that subsidiary produces products for Japanese customers, the Company believes that its subsidiary has been subject to heightened scrutiny by Chinese authorities that may impact its operations. Accordingly, political strains between China and Japan may negatively impact the Company on-going operations in China.

Labor Shortages and Turnover. One of the principal economic advantages of locating the Company’s operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after effects of China’s one-child policy, the Company has recently experienced difficulty in filling its lower cost labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are severe labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, many of the Company’s assembly workers have to be replaced every year. The cost of hiring and training new employees adds to the Company’s overall cost of operations.

The Recently Imposed Import Duty Deposits May Negatively Affect The Company’s Liquidity. The local authorities in China in 2012 imposed a “Customs License Deposit” on the Company for the import of raw materials, including sheet metal. These customs deposits serve as a guarantee to make sure that the Company re-exports all imported materials within a one-year period. As a result, the Company has had to deposit refundable payments with the Chinese Customs Department based on its import contracts for raw materials. These deposits are refundable, and the Chinese Customs Department periodically releases some of these funds (during the past fiscal year, the amount of such deposits was as high as approximately $718,000, but was reduced to only $229,000 as of March 31, 2015). The Company will continually have to deposit funds with the Chinese Customs Department, which deposits will decrease the amount of cash available to the Company to fund its liquidity needs. Should the Chinese Customs Department delay the release of the remaining deposits, or should new, larger deposits be required, the Company’s liquidity could be negatively affected while its cash is held by the Chinese Customs Department.

The Global Economic Uncertainty and Weakness Has In the Past Adversely Affected The Company’s Business And Do So Again In the Future. Most of the Company’s customers are international companies that operate globally or serve global markets. The Company’s largest customers serve the European market. As a result, the Company’s customers have in the recent past been affected by the unstable financial and credit markets generally, and in Europe in particular, and by the recent downturn in many European economies. Although the Company’s principal customers have gradually been increasing the amount of purchases from the Company, a new round of instability of the markets and weakness of the global (and European) economy could adversely affect the future demand for the Company’s customers’ products and the amount and timing of their orders. Fluctuating economic uncertainties are expected to continue to affect the Company’s operations, earnings and financial condition. The instability also affects the prices at which the Company can sell its products, which in turn adversely affects the Company’s earnings and financial condition and its relations with its customers.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2015 and 2014 the Company’s aggregate sales to its three largest customers accounted for approximately 60.7% and 56.6% of net sales respectively. As a result of the increases in the price the Company charges for its products, certain larger customers have recently ceased purchasing their products from the Company. As a result, the Company may, in the future, be more dependent upon a few customers than it has been in the past. While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses additional major customers or if the business and operations of its existing major customers decreases. If the Company’s other current customers do not continue to increase the amount of products that they purchase from the Company, the recent departure of some of the Company’s larger customers may result in a reduction in revenues in the fiscal year ending March 31, 2016. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. In addition, with fewer, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2015 and 2014, accounts receivable from the three customers with the largest receivable balances at year-end represented, in the aggregate, 66.6% and 54.1% of the total outstanding receivables, respectively.

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

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its Original Equipment Manufacturing (“OEM”) business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been reluctant, or even unable to pass through significant materials cost increases. This has led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has also lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based on its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong’s shipping port and business/banking facilities. However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located at sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. The significantly increases in the cost of operating in China, including changes in labor laws, changes in environmental regulations and in the enforcement of such regulations, increases in safety regulations, and a general increase in the cost of doing business have all collectively significantly eroded the advantages of operating in China. No assurance can be given that the Company will continue to be able to compete effectively against companies based in China or those operating outside of China.

Dependence on the Long Hua, Shenzhen, China, Factory Complex. The Company currently operates its sole manufacturing facility in Long Hua, Shenzhen. Although the Company has acquired a 75% interest in a Myanmar company, which company it uses for the assembly of some of its products, the Company currently is, and will continue to be heavily dependent upon its Long Hua, Shenzhen facility. The loss of this facility, or any material disruption of its operations at the Shenzhen facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $10 million, covering its stock in trade goods and merchandize, furniture and equipment in China. The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects. The Company may not be able to move its principal facilities from its current location in Long Hua without significant cost and expense. For example, if the Company were to permanently re-locate its manufacturing facilities (because it cannot extend its leases or for other reasons) outside of the current locality, under local law the Company would have to terminate all of its employees and pay substantial termination fees and severance. The amount of such employment termination fees could substantially impact the Company’s financial condition.

Fluctuation in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC and Hong Kong and, recently, in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange losses of $125,000 and $31,000 in the fiscal years ended March 31, 2015 and 2014, respectively. However, these currency fluctuations have in the past been more significant and have, in those prior years, materially affected the Company’s financial results. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China and Myanmar. The Company sells its products to customers in Hong Kong, North America, Asia and Europe. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Acquisitions Or Strategic Investments, Including The Recent Expansion Into Myanmar (Burma), May Not Be Successful And May Harm The Company’s Operating Results. The Company has in the past, and may in the future, acquire, invest in, or enter into strategic arrangements with other companies in China and elsewhere (including elsewhere in Asia, Europe or even in North or Central America). For example, as part of its strategy to reduce some of its operating expenses, the Company recently acquired a 75% interest in a Myanmar company. In addition, in the fiscal year ended March 31, 2014, the Company acquired a 51% interest in a venture that it co-owns with ACI Group GmbH, a company based in Zimmern, Germany, to manufacture a series of lower cost, proprietary CO2 snow-jet cleaning systems for industrial and commercial cleaning applications in use in Asia. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

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

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of the Company’s assets are located in the PRC, and no assets are located in the U.S. In addition, most of the Company’s directors and all of its executive officers reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including the Company’s independent registered public accounting firm, in the administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms (including the Company’s independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to be not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our common shares may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common shares in the United States.

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Because of the difficulty in hiring and keeping highly qualified accounting personnel and the high cost of maintaining proper internal controls, management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. These possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares. In addition, in the current fiscal year ending March 31, 2016, if the Company will have to implement new financial controls and systems at its new majority-owned Myanmar subsidiary for its financial reporting and Sarbanes Oxley Act of 2002 compliance purposes. The cost of implementing and maintaining these systems could be substantial, and no assurance can be given that those systems will be effective.

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. As of June 30, 2015, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 23.4% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to control and substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company attempts to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company paid three dividends in the fiscal year ended March 31, 2015 (a dividend of $0.05 per share was paid on August 8, 2014 and again on September 1, 2014, and a dividend of $0.10 per share was paid December 22, 2014). In addition, the Company paid a $0.10 per share dividend on April 16, 2015. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Item 4.	Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. During the fiscal year ended March 31, 2015, the Company purchased a 75% equity interest in Kayser Myanmar Manufacturing Company Ltd. (Kayser Myanmar), a company registered to operate as a foreign company in Myanmar (25% was purchased in June 2014, and another 50% interest was acquired in March 2015). Kayser Myanmar assembles products for the Company at its product assembly facility in Yangon, Myanmar.

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the (“IBCA”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA, and simultaneously with such repeal, the Company was automatically re-registered under the BVI Business Companies Act, 2004, BVI’s corporate law that replaced the IBCA. As of the date of this Report, Highway Holdings Limited conducts all of its operations through six wholly-owned or controlled subsidiaries that carry out the Company’s business from Hong Kong, the Company’s principal manufacturing factory in Shenzhen, China, and from is new assembly facility in Yangon, Myanmar.

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

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. The manufacture and sale of the Company’s own product, or a line of products, would supplement the Company’s existing OEM business. The Company believes that developing and selling its own products in Asia would lessen its dependence on third party customers and diversify its operations into a higher margin line of business. As part of its goal to develop a line of proprietary products, in November 2013 the Company formed a jointly owned company with ACI Group GmbH, based in Zimmern, Germany. The purpose of this new company (known as Advanced Cleaning Innovations Asia Limited) is to develop and manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications. The new company’s goal is to market the cleaning systems in Asia and elsewhere. The Company has not completed its development of any of the proposed cleaning systems, and has not commercially introduced any of its proposed products.

2011 Reorganization. The BFDC Agreements that the Company has been operating under since 1991 were scheduled to expire in 2016. However, in 2010 the regional governments announced that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted. All foreign companies operating in China under this type of subcontract arrangement were required to transfer their licensed China operations to foreign-owned companies organized and registered in China. At that time, the Company conducted its operations in Shenzhen, China, through the BFDC Agreements that were entered into by two of its subsidiaries known as (i) Nissin Precision Metal Manufacturing Limited (“Nissin HK”), the manufacturing subsidiary, and (ii) Hi-Lite Camera Company Limited (“Hi-Lite”), the assembly subsidiary. In order to comply with the 2010 edict, the Company in April 2011 commenced a major reorganization of its operations (the reorganization is herein referred to as the “Reorganization”) in Shenzhen and in Hong Kong. As part of the Reorganization, in May 2011 the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new, PRC-registered subsidiary, and transferred the cash, assets, employees and operations of Nissin HK under the BFDC Agreements to Nissin PRC. Hi-Lite did not convert its operations into a PRC-registered company and continued to operate Hi-Lite under the BFDC Agreement which were scheduled to expire in April 2016. However, Hi-Lite also recently transferred its remaining operations to Nissin PRC. Accordingly, commencing with the fiscal year ending 2016, all of the Company’s operations in China will hereafter be conducted through its Nissin PRC subsidiary.

As a result of the reorganization at the Company’s manufacturing facilities in Shenzhen, China, the Company has also had to increase certain of its administrative functions in Hong Kong. Following the Reorganization, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at the one factory in Long Hua, Shenzhen, China. A portion of the assembly operations have, however, been transferred to Company’s majority-owned subsidiary in Yangon, Myanmar.

As part of the Reorganization, the Company transferred the former BFDC licensed operations of Nissin HK to Nissin PRC. (A foreign owned subsidiary such as Nissin PRC that is established in China is commonly known as a foreign invested enterprise, a “FIE”, or as a “Wholly Foreign Owned Enterprise,” or as a “WFOE.”) As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC will be subject to China’s tax codes and will be subject to the rules and regulations applicable to PRC registered companies.

As a result of the Reorganization, the Company is now structured as follow:

•	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

•	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

•	The Company’s manufacturing and assembly operations are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

•	Some of the Company’s product assembly operations are, now being conducted in Yangon, Myanmar, through its majority-owned subsidiary, Kayser Myanmar. The Company completed its acquisition of a 75% interest in Kayser Myanmar in March 2015.

Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility

The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility have significantly increased, and the cost advantages of operating in China have largely disappeared. The Company was not always able to pass the increased costs through to the Company’s international customers, some of whom elected to move some of their OEM requirements to other, low labor cost, developing countries. In order to remain competitive with OEM’s who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a.           In order to increase its production efficiency and reduce costs, the Company has been restructuring its manufacturing methods and, where possible, has been supplementing its manufacturing with automation or semi-automated equipment. As a result, during the past five years the Company has been able to reduce its labor force by more than 75%.

b.          The Company has decided to shift some of its labor intensive assembly operations to Yangon, Myanmar (formerly, Burma), a developing country that has started to permit foreign investment in that country. The cost of operating and assembly facility, particularly as a result of the low cost of labor, is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, in order to test the feasibility of operating in Myanmar, the Company subcontracted the assembly of one of the Company’s products to a third party supplier in Yangon, Myanmar. Initially, the Company loaned the owners of the Myanmar facility some funds and sold the owners some equipment with which that facility could assemble a line of the Company’s products. This out-sourced assembly operation operated satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in order to take advantage of this cost difference, the Company decided to purchase a 75% interest in the Myanmar company from the two owners of that Company. In June 2014 the Company purchased a 25% ownership interest in the Myanmar company, and then acquired an additional 50% interest in March 2015. As a result, as of March 31, 2015, the Company was a 75% owner of the Myanmar company known as Kayser Myanmar. Kayser Myanmar is located in Yangon and operates in an approximately 15,000 sq. ft. facility that it leases from an unaffiliated landlord. The 25% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national and a founder of Kayser Myanmar. The total purchase price for the 75% equity interest Kayser Myanmar that the Company paid to the two owners (excluding costs associated with the acquisition) was approximately $75,000. However, the Company has invested, and will continue to invest additional amounts in further equipping, expanding and developing the Kayser Myanmar facility and to comply with the local capital requirements (the Company is required to contribute approximately $200,000 of additional capital to the Myanmar subsidiary). It is the Company’s goal is to gradually shift most of its product assembly and other labor intensive operations from Shenzhen, China, to Myanmar. Eventually, the Company would also like to have Kayser Myanmar assume other functions, such as manufacturing components and producing tools. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors—The Company Faces Numerous Risks In Its Operations In Myanmar” and “Risk Factors—The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar.”

Current Business Overview

The Company is a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Japan and Germany, and to a lesser extent, in the United States). During the fiscal year ended March 31, 2015, substantially all of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the fiscal year ended March 31, 2015, the Company subcontracted some of its product assembly functions to a facility in Yangon, Myanmar. As discussed above, the Company has now acquired a 75% interest in the Myanmar subsidiary.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which parts and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, computer equipment, electrical components, electrical connectors, cameras, automobile accessories, vacuum cleaners, light fixtures, electro motors, air pumps, automobiles and dishwasher and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its international management structure which includes German, Chinese and Myanmar nationals; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM customers and retain its existing customers. For example, the Company is capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller manufacturing operations in Shenzhen, the Company manufactures more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Because the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, the Company is able to manufacture customized products for global companies.

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

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. Recently, approximately two-thirds of the Company’s revenues are derived from its European customers. In fiscal 2015, approximately 56% of the Company’s revenues were derived from OEM metal stamping and mechanical manufacturing, and approximately 44% was derived from OEM electric (including plastics) manufacturing operations of the Company.

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility,” above.

The following are some of the elements that the Company believes will enable it to compete as a third party manufacturer.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal parts manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electronic and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing. For example, the Company manufactures stepping motors, which utilizes all of the Company’s capabilities, starting with mold and die making for the metal and plastic parts, metal stamping, deep drawing and plastic injection molding, electric coil winding, soldering, and assembling all the parts by using spot welding and riveting technologies. Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths.

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The newly installed automated machinery has reduced the number of workers at the Company’s facilities by more than 75% in the last five years. In addition to robotics that replace manual labor, during the past few years, the Company has also invested in machines for use in plastics manufacturing, including Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, and spectrum analyzers. Although the automation that has taken place at the Company’s facilities to date has reduced the Company’s headcount, the labor cost savings have largely been offset by continuous increases in salaries, employee benefit payments and other labor costs and expenses. Accordingly, the Company’s overall cost of manufacturing has not declined as a result of automation, and the benefits of additional automation are uncertain.

Reduce Its Manufacturing And Assembly Costs. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing and China no longer is competitive with certain underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company has now acquired a controlling interest in an assembly facility based in Yangon, Myanmar. The Company’s goal is to transfer much of its labor intensive assembly operations to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of assembling products and, therefore, offset the increasing costs at its facility in Shenzhen, China. By operating in Myanmar, the Company does not expect to either lower the prices that it charges its clients or to increase its gross margins. Instead, the Company will be able to maintain its current overall prices for its customers and, therefore, retain its major customers and potentially attract other customers. The Myanmar operations may also produce two ancillary affects: (i) As a “foreign company” under Myanmar law, Kayser Myanmar will be entitled to a tax holiday on profits generated by that subsidiary; (ii) The taxation and customs union of the European Commission has designated Myanmar as an undeveloped country whose exports are subject to tariff concessions called "preferential tariff quotas". Accordingly, European companies will benefit from purchasing products manufactured in Myanmar, which may benefit some of the Company’s existing European customers and may attract other European customers.

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

Expansion by acquisition, merger, subcontract and other means: The Company continues to believe it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to access low cost labor, to gain technology know how, to expand its product offerings, and to increase its customer base. An example of the Company’s expansion strategies is the recent acquisition of a 75% equity interest in Kayser Myanmar. Although the Company evaluates potential strategic relationships and acquisition targets of a regular basis, the Company has not definitively identified any such other transactions.

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

Operate as a socially responsible company. The Company is committed to being a socially responsible company by operating morally and ethically, by protecting the employees physical and mental well-being, by providing a safe work place, by following the legal employment requirements and by not employing underage persons, by allow freedom of association and collective bargaining, and by protect the surrounding environment. The Company’s social responsibility actions are an important criteria in the selection of OEM’s by the Company’s global customers.

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

Transportation

Most of the sales agreements entered into by the Company are either F.O.B. agreements (in which the Company makes the goods available at its premises) or F.C.A. agreements (in which the Company hands over the goods, cleared for export, into the custody of the first carrier).

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

Customers and Marketing

The Company’s sales are generated from sales primarily in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2013, 2014 and 2015:

	Year Ended March 31
Geographic Areas:	2013	2014	2015
Hong Kong and China	28.0%	22.2%	21.0%
Europe	61.5%	67.9%	67.7%
Other Asian countries	6.5%	6.5%	7.8%
North America	4.0%	3.4%	3.5%

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Year Ended March 31
Segment Sales:	2013	2014	2015
Metal Stamping and Mechanical OEM	66.8%	60.3%	56.0%
Electric OEM	33.2%	39.7%	44.0%

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

Major Customers

For the fiscal year ended March 31, 2015, the Company has two customer who each accounted for more than 10% of the Company’s net sales. These two customers collectively accounted for 51.4% of the Company’s net sales. During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. The number of the Company’s customers also decreased during the 2015 fiscal years after the Company informed its customers that it would be raising its prices in response to the increasing costs of operating in China. The Company’s larger customers have, in general, accepted these increases (and have, in fact, agreed to increase their purchase orders), but a few of the Company’s larger customers have ceased using the Company’s services (or have informed the Company that they will be transferring some of their business to a competing OEM). To date, the loss of low margin customers has reduced the Company’s revenues, but has not negatively affected the Company’s profitability. However, additional losses of major customers, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are usually able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements. Certain of the Company’s larger customers provide the Company with non-binding forecasts of their anticipated needs for the next year in order to enable the Company to plan for the anticipated orders. Orders from such customers are thereafter received from time to time by customers based on the customers’ needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company’s business. Sales of manufactured products to established existing clients are primarily on credit terms between 30-75 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Parts are generally shipped 40-60 days after an order has been placed unless the Company is required to manufacture new tools which require approximately 14-50 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

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

Government Regulation

As of the date of this Annual Report, the Company’s main manufacturing and assembly facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. In March 2015, the Company completed its acquisition of a 75% ownership interest in a Myanmar company that owns an assembly facility in Myanmar. As a result, in the current fiscal year ending March 31, 2016, the Company will also be subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements regarding pensions, housing and life-long employment), and safety regulations for buildings and workers. The Chinese governmental authorities are increasingly formalizing workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized. As a result, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The Shenzhen municipal government recently also issued the Interim Measures on the Administration of Housing Funds that require all local businesses to make contributions to a housing fund, which contributions range from 5% to 20% of an employee’s salary. These increases in labor costs have increased the Company’s operating costs, which increase the Company has attempted to, but has not always been able to pass through to its customers. In addition, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to downsize its workforce.

Since establishing its operations in China in 1991, the Company has operated its main manufacturing facility in Long Hua, Shenzhen, pursuant to the BFDC Agreements that largely exempted the Company’s operations in Long Hua, Shenzhen, from many of the rules and regulations that were imposed on entities that were considered under China law to be doing business in China as wholly owned subsidiaries organized in China. As a result, the Company was not required to apply for permits or licenses in China or to register to do business in China. As part of the Reorganization, the Company had to discontinue its operations under the BFDC Agreements and, as of April 2015, all of its operations in the PRC are now through a wholly-owned subsidiary that is registered in China as a limited liability company. As a result, the Company’s operations in China are now subject to all of the rules and regulations that previously did not apply to its operations in the PRC. Although the Company believes that it has structured its new operations in the PRC to substantially comply with the governmental regulations that are applicable to its new corporate structure, the exact scope, effect and impact of these government regulations on the Company’s wholly-owned Chinese subsidiary, and therefore on its assets and operations, are still unknown.

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 30, 2015, Highway Holdings Limited had nine wholly-owned subsidiaries, of which some are dormant or being deactivated, and two majority-owned subsidiaries. The Company currently conducts its business primarily through five wholly-owned subsidiaries and its majority owned Myanmar subsidiary. The Company currently also is developing proprietary CO2 snow-jet and dry ice cleaning systems through another controlled subsidiary. Details of the Company’s five principal wholly-owned operating subsidiaries and their facilities as of June 30, 2015 are as follows:

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

During the fiscal year ended March 31, 2014, the Company formed a Hong Kong subsidiary (Advanced Cleaning Innovations Asia Limited) that it co-owns with ACI Group GmbH, based in Zimmern, Germany, to manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications in use in Asia. The Company owns a 51% interest in Advanced Cleaning Innovations Asia Limited. This entity operates from the Company’s facilities in Shenzhen and has been designing and developing a prototype product and has not engaged in any material operations to date.

In March 2015, the Company completed its acquisition of a 75% interest in Kayser Myanmar Manufacturing Company Limited, a company formed on March 16, 2012 under the laws of Myanmar. Kayser Myanmar currently operates as a foreign company under Myanmar law that is authorized to operate in Myanmar. A Myanmar citizen owns 25% of the Kayser Myanmar and is the general manager of the entity. Kayser Myanmar currently assembles products manufactured by the Company in China. The Company is Kayser Myanmar’s sole customer. Kayser Myanmar currently leases a 15,000 square foot manufacturing and assembly facility in Yangon, Myanmar.

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

Shenzhen, China/Manufacturing Facility

The Company currently leases a total of approximately 24,000 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space consists of 21,000 square meters of manufacturing space, with the balance representing dormitories for the Company’s factory workers. The leased space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There are also offices for production management, production engineering, and production support administration on the premises. In effect, the leases permit the Company to operate in various buildings until February 28, 2017. However, one of the buildings has been torn down and is currently being reconstructed. Accordingly, the Company currently conducts part of its operations from an alternate manufacturing facility. As of the end of the fiscal year ended March 31, 2015, the Company did not fully utilize all of its manufacturing facilities. Accordingly, its current facilities will continue to satisfy the Company’s space needs in the near future.

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

As described in this Annual Report, the Company has taken several actions to reduce its operating costs, including in particular steps to reduce its labor costs, its facilities rental costs and its electricity costs. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund have resulted in high labor costs. In addition, the local government’s proclamation that all subcontract license companies had to convert their operations to a WFOE form of ownership, has further raised the cost of operating in China. As a PRC registered company, the Company’s subsidiary now has to comply with the more burdensome permitting requirements, has to increase its record keeping functions, and has to pay VAT on imports (which taxes, net of tax credits, adds to the cost of the materials). The combination of the high labor costs and the costs and administrative burdens of operating as a PRC registered company have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor costs and the other burdens imposed on the Company’s PRC operations, the Company is attempting to shift some of its labor intensive operations from Shenzhen, China, to Myanmar, a lower cost neighboring country.

Under the BFDC Agreements that used to apply to all of the Company’s operations in Shenzhen, the Company did not pay taxes in China based on the operations of the Shenzhen facilities because the Company’s two China-based companies were not considered to be tax residents in China (the BFDC was responsible for paying its own taxes incurred as a result of the operations under the BFDC Agreements, which taxes were indirectly passed through to the Company’s subsidiaries). However, these BFDC arrangements have now been terminated, and the Company’s two China-based subsidiaries either had to be converted into WFOEs or cease operating. The Company converted its Nissin PRC subsidiary into a WFOE and in 2011, in April 2015, the Company dissolved its other BFDC subsidiary. Accordingly, all future operations by the Company in China will be operated through its WFOE, which is subject to the uniform income tax rate of 25% in China.

The Company is not taxed in the British Virgin Islands, the state of its incorporation. The location of the Company’s administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong Profits Tax. Previously, while the Company operated under the BFDC Agreements, the Company had the ability to claim a 50% tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong. As a result of the conversion of Nissin Metal and Plastic (Shenzhen) Company Limited into a WFOE as part of the Reorganization, since December 2011 the foregoing Hong Kong tax benefit is no longer available to the Company. The statutory tax rate in Hong Kong currently is 16.5%, and there are no taxes on dividends or capital gains. Commencing in the fiscal year ending March 31 2016, Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, will have to consider the tax provisions applicable to its operations in Myanmar. However, under Myanmar’s Foreign Investment Law, Kayser Myanmar is exempt from Myanmar income tax until December 20, 2017. In addition, Kayser Myanmar also has a temporary exemption from customs duties and internal taxes on machinery and equipment and on certain imported raw materials used in the Myanmar operations, as well as relief from commercial taxes on goods produced for export. As a result, the tax impact of the Kayser Myanmar operations is not anticipated to be material in the near term. The Company is not subject to U.S. taxes.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. During the past three years, net sales have fluctuated slightly (from $21,933,000 in 2013, to $22,936,000 in 2014 and to $22,373,000 for the fiscal year ended March 31, 2015). However, as a result of the Company’s cost cutting efforts and its unwillingness to accept very low margin orders, the Company’s profitability has increased in each of the past three years (from net income of $448,000 in 2013, to net income of $596,000 in 2014, to net income of $1,150,000 for the fiscal year ended March 31, 2015).

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2013	2014	2015

Net Sales	100%	100%	100%
Cost of sales	77.6	76.2	74.4
Gross profit	22.4	23.8	25.6
Operating income	1.6	3.5	5.7
Non-operating income (expense)(1)	0.3	(0.1)	0.0
Income before income taxes	1.9	3.4	5.7
Income taxes	0.1	(0.8)	(0.6)
Net Income	2.0	2.6	5.1
Income attributable to non-controlling interest	0.0	0.0	0.0
Net income attributable to Highway Holdings Shareholders	2.0	2.6	5.1

Note:

(1)	Non-operating income includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) impairment loss on investment in equity investees, (iv) impairment loss on property, plant and equipment, (v) gain on disposal of assets, and (vi) other income.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Net sales for the fiscal year ended March 31, 2015 (“fiscal 2015”) decreased by 563,000, or 2.5% from the fiscal year ended March 31, 2014 (“fiscal 2014”). The principal reason for the decrease in net sales in fiscal 2015 was a significant decrease in sales to two of the Company’s principal European customers after the Company announced that it was further increasing its prices in response to the continuing increase in labor and related costs in China. A portion of the lost sales was offset by increased orders from some of the Company’s other existing customers, as well as the price increase that the Company instituted. During fiscal 2015, net sales to Europe represented 67.7% of the Company’s net sales, compared to 67.9% in fiscal 2014.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. During fiscal 2015 net sales of the metal stamping and mechanical segment decreased by $1,300,000, and net sales of the electric OEM segment (that also includes plastic parts) increased by $737,000. Net sales of the metal stamping segment (net of intersegment sales) in fiscal 2015 represented 56% of the Company’s net sales, while the electrical OEM segment (net of intersegment sales) increased to 44% of net sales.

Gross profits as a percentage of net sales increased to 25.6% in fiscal 2015 from 23.8% in fiscal 2014 due, in part, to the decrease in sales of a lower margin products to European customers. The Company was also able to maintain its gross margin by decreasing the number of workers (through the use of automation) and by shifting some assembly work to Myanmar. The Company achieved the increase in gross margins despite an increase in the average wage per employee in fiscal 2015. Because of the increase in the Company’s gross margins, the Company’s gross profits increased in fiscal 2015 by $265,000, or 4.9%, compared to fiscal 2014, despite the decrease in net sales.

Selling, general and administrative expenses for fiscal 2015 decreased from fiscal 2014 by $213,000 (or 4.6%) for approximately the same amount of net sales and despite the increased costs associated with establishing the Myanmar operations. Selling, general and administrative expense as a percentage of net sales decreased to 19.9% in fiscal 2015 from 20.3% in fiscal 2014 as a result of the Company’s on-going streamline initiatives.

As a result of the $265,000 increase in gross profits in fiscal 2015 compared to fiscal 2014 and the $213,000 decrease in selling, general and administrative expenses, the Company’s operating income increased by $478,000, or 60.3%, in fiscal 2015.

In fiscal 2015 and 2014, the Company had currency exchange rate losses of $125,000 and $31,000, respectively, due to the fluctuations in the value of the RMB and Euro compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. The currency exchange loss in fiscal 2015 was offset by a $110,000 gain on the disposition of excess equipment. The Company had a loss of $23,000 in fiscal 2014 due to the write off of certain molds.

The Company incurred income taxes of $134,000 in fiscal 2015 compared to income taxes of $172,000 in fiscal 2014 despite the increase in net income as the Company was able to utilize more of its tax loss carry forwards from prior fiscal years. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2015. However, the Company’s effective tax rate decreased to 10.4% in fiscal 2015 compared to a tax rate of 22.3% in fiscal 2014 because of variances in certain non-deductible items.

The Company’s net income in fiscal 2015 increased to $1,150,000 from $596,000 in fiscal 2014 despite the decrease in net sales. The increase in net income resulted from the increase in gross margins and the decrease in selling, general and administrative expenses.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Net sales for fiscal 2014 increased by $1,003,000, or 4.6% from the fiscal year ended March 31, 2013 (“fiscal 2013”). The principal reasons for the increase in net sales in fiscal 2014 were a significant increase in orders from two of the Company’s principal European customers, as well as some price increases that the Company instituted to offset increasing operating costs. During fiscal 2014, net sales to Europe represented $15,564,000 of net sales, or 67.9% of the Company’s net sales.

During fiscal 2014 net sales of the metal stamping and mechanical segment decreased by $826,000, while the electric OEM segment (that also includes plastic parts) increased to $9,116,000. Net sales of the metal stamping segment (net of intersegment sales) represented 60.3% of the Company’s net sales, while the electrical OEM segment (net of intersegment sales) increased to 39.7% of net sales.

Gross profits as a percentage of net sales increased to 23.8% in fiscal 2014 from 22.4% in fiscal 2013 due, in part, to the loss of a product order for a low margin product line that the Company had been manufacturing for a European customer. The Company was also able to maintain its gross margin by decreasing the number of workers (through the use of automation) and some of its operating costs (such as electricity). The Company achieved the increase in gross margins despite an increase in the actual average wage per employee in fiscal 2014. Because of the net sales increase and the increase in the Company’s gross margins, the Company’s gross profits increased in fiscal 2014 by $548,000, or 11%, compared to fiscal 2013.

Selling, general and administrative expenses for fiscal 2014 increased slightly from fiscal 2013 despite the increase in net sales. Selling, general and administrative expense as a percentage of net sales increased slightly to 20.3% in fiscal 2014 from 20.7% in fiscal 2013.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2013	2014	2015
	(In thousands)
Net cash provided by operating activities	$65	$1,648	$4,223
Net cash (used in) provided by investing activities	(407)	(185)	815
Net cash used in financing activities	(605)	(680)	(728)
Net (decrease) increase in cash and cash equivalents	(947)	783	4,310
Cash and cash equivalents at beginning of period	5,575	4,634	5,416
Effect of exchange rate changes	6	(1)	1
Cash and cash equivalents at end of period	$4,634	$5,416	$9,727

As of March 31, 2015, the Company had working capital of $11,016,000, compared to working capital of $10,374,000 as of March 31, 2014. The Company’s current assets on March 31, 2014 included $643,000 of restricted cash that was pledged as collateral for bank loans. The Company terminated its credit facilities with its banks in fiscal 2015 and, accordingly, no longer had any restricted cash that was pledged to its bank. In addition, the Company’s prepaid and other current assets as of March 31, 2015 and March 31, 2014 included approximately $229,000 and $647,000, respectively, of deposits held by the Chinese Customs Department under its Customs License Deposit program related to the Company’s imports of the raw materials. The amount of funds held on deposit with the Chinese Customs Department fluctuates depending on deposits made by the Company when it imports additional raw materials and when such funds are returned to the Company upon the export of the finished goods.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2015, the Company had $4,223,000 of positive cash from its operating activities primarily because of its net income of $1,143,000, a $1,539,000 decrease in inventories, $1,304,000 of depreciation and amortization non-cash expenses, the increased collection of accounts receivables, and an increase in accrued expenses and other liabilities. The decrease in inventories was in part due to the use of inventories previously held for customers who informed the Company that they were reducing or terminating the Company’s future services.

The amount of cash and cash equivalents held by the Company on March 31, 2015 increased by $4,311,000 (from $5,416,000 in 2014 to $9,727,000 in 2015) primarily because of the $4,223,000 of net cash it generated from its operations during fiscal 2015. The increase in net cash generated was partially offset during fiscal 2015 because the Company used some of its cash to (i) pay cash dividends of $758,000, and (ii) purchase $129,000 of some machinery.

Historically, the Company has maintained a credit facility with one or more banks for letters of credit and import loans. However, because of changes in the method of international payments and the Company’s relationship with its vendors, and because the Company has sufficient cash on hand to fund its equipment and other capital requirements without having to borrow under a line of credit, in 2014 the Company terminated its existing credit facility. Accordingly, as of the date of this Annual Report the Company has no outstanding bank loans or any credit facilities under which it could borrow funds. However, should the Company be required to incur significant unanticipated expenses (such as funding unbudgeted expenses related to the Myanmar assembly facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the Company’s current financial resources may not be sufficient.

The Company anticipates that, during the current fiscal year ending March 31, 2016, it will have to invest in additional equipment and will have to fund the expansion and improvement of assembly facilities of its Myanmar subsidiary. Based on the Company’s an estimated budget for these planned expenditures, the Company believes that it has sufficient cash on hand to fund all of these anticipated capital expenditures.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and its current cash balances.

Impact of Inflation

The inflation rate in China was recorded at 1.50% in April of 2015. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has in the past few years increased its operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, have caused the Company to increase its prices, and have resulted in the loss of some customers.

In the fiscal year ended March 31, 2015, the Company generated all of its revenues from sales of products that it manufactured at its facilities in Shenzhen, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, rose on average 2.06% in 2014. The minimum wage in China is approximately 13% higher at December 31, 2014 than it was at the end of the prior year. Effective March 1, 2015, the Shenzhen municipal government increased the minimum wage by an additional 12.3%. However, because of the labor shortage in the Company’s region, the Company has not been able to hire workers for the minimum wage, and the Company’s actual labor costs have risen by over 19% in the past two years. China’s overall economy and the average wage in the PRC are expected to continue to grow. The Company’s efforts to reduce its control the wages paid to its employees has lessened the Company’s exposure to changes in the wage increases of its workers. However, salaries for its trained technical/engineering employees and from its managerial staff have continued to rise, at rates greater than the rate of inflation. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in other developing countries and, unless the Company is able pass on these increased costs to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

If inflation does continue as management currently anticipates, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and Euros. While the Company faces a variety of risks associated with changes among the relative value of these currencies, the decrease in the value of the Euro had the greatest impact in 2014. During the period from March 31, 2014 to March 31, 2015, the value of the Euro compared to the U.S. dollar decreased by approximately 0.29 Euros, or over 20%. As a result, since most of the Company’s European customers pay the Company in U.S. dollars, the price of the Company’s products (when converted into, and expressed in Euros) increased significantly in the last fiscal year. The Company believes that this increase in relative prices had a negative effect on the demand for the Company’s products.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the U.S. dollar compared to the RMB fluctuated in 2014, but remained relatively unchanged on March 31, 2015 compared to a year earlier. However, excluding the fluctuations during the past year, the value of the RMB compared to the U.S. dollar has in general increased during the past few years. An increase in the value of the RMB compared to the U.S. dollar increases the Company’s operating costs (expressed in U.S. dollars). These currency rate fluctuations will continue to affect the results of the Company’s operations in China.

In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars. For fiscal 2015, substantially all of the Company’s sales to its European customers were paid in U.S. dollars. In addition, the Company has entered into agreements with certain of its larger European customers that permit our prices to be adjusted every three months to account for currency fluctuations. However, the Company purchases materials from Europe, which purchases are paid in Euros. As the value of the Euro has decreased during the past fiscal year, the Company’s cost of such purchases has increased. The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. In fiscal 2015 and 2014, the Company incurred a currency exchange losses of $125,000 and $31,000, respectively.

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

Trend Information

For the current fiscal year ending March 31, 2016, the Company believes that it will shift more of its assembly operations to Myanmar in order to offset increases in the operating costs and, in particular, the high cost of labor as a result of additional regulations and the inflationary pressures present in China. The Company believes that the Myanmar subsidiary will be able to lower the overall cost of the products that it manufactures for its clients. To date, the Company has been able to shift approximately one-half of its assembly operations to the Myanmar subsidiary. All of the Company’s manufacturing functions, however, continue to be performed in Shenzhen, China. In order to shift more of the assembly operations to Myanmar, the Company will have to improve and expand the Myanmar facility, and will have to obtain the permission of more customers to use the Myanmar facility for the assembly of those customers’ products. The Company currently is searching for other locations where it can establish a larger factory and warehouse for the Myanmar subsidiary. As the operations of the Myanmar assembly facility are further integrated with the Company’s operations, the Company expects that it will be able to reduce its overall assembly costs, which the Company believes will enable it to retain manufacturing orders that otherwise could move to other developing countries (or even move back to Europe to be manufactured in highly automated facilities). In addition, the Company believes that its lower cost structure will also attract additional orders from new and existing customers, which could increase its net sales and its profitability. Over the longer term, the Company believes that it will be able to shift some of its component manufacturing to the Myanmar subsidiary, which will yield greater efficiencies and will further stabilize the Company’s overall cost of manufacturing.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2015 to March 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2015:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2016	2017	2018	2019	2020 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	1,792	1,041	751	-	-	-
Capital commitment on purchase of plant and equipment	115	115	-	-	-	-
Purchase obligations	2,778	2,778	-	-	-	-
Total	4,685	3,934	751		-	-

Recent issued accounting standards not yet adopted

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for interim and annual periods beginning on or after December 15, 2016. The Company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

In April 2015, Financial Accounting Standards Board ("FASB") issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the presentation of debt issuance costs in the financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The guidance is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The guidance will be applied retrospectively to each period presented. The adoption of this standard update is not expected to have any impact on the Company's financial statements.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 30, 2015 are listed below.

Name	Age	Positions
Roland W. Kohl	66	Chief Executive Officer, Director, Chairman of the Board
Holger Will	49	Chief Operating Officer
Alan Chan	51	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	68	Director
Uri Bernhard Oppenheimer (1) (2)	79	Director
Shlomo Tamir (1) (2)	68	Director
Kevin Yang Kuang Yu	58	Director
Irene Wong Ping Yim (1)	49	Director
Brian Geary (2)	58	Director
George Leung Wing Chan (1)	62	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on August 10, 2015. At that meeting, one class of directors (consisting of Shlomo Tamir, Kevin Yang Kuang Yu and George Leung Wing Chan) will be elected to hold office for a three-year term expiring at the 2018 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. However, during the year ended March 31, 2015 to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2015 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $798,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s new employment agreement expires in March 2019. Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

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

Options of Directors and Senior Management

During the past few years, the Company has not granted any of its officers or directors any options to purchase Common Shares. As a result, as of March 31, 2015 none of the Company’s directors or executive officers owned any stock options.

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

In 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”). Under the 2010 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2015, no options had been granted under the 2010 Option Plan.

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

Audit Committee During fiscal 2015, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met two times during fiscal 2015. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

Employees

As of June 30, 2015, the Company had a total of 303 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various wholly-owned subsidiaries. Of the foregoing workers and employees, as of June 30, 2015, 66 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 237 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

In addition to the employees hired by the Company (through its wholly-owned subsidiaries), Kayser Myanmar, the Myanmar based company in which the Company currently owns a 75% stake, employed a total of 83 employees as of March 31, 2015.

The number of workers employed by the Company fluctuates largely due to the availability of workers and the time of year, and the Company occasionally experiences temporary shortages of workers. From time to time, the availability of workers has been adversely affected because of the high demand for such workers in Shenzhen due to transportation difficulties in bringing workers to Shenzhen, and due to seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village. In addition, most workers are unavailable during the traditional Chinese holidays, including the Chinese New Year’s holiday. Due to these factors, the Company experiences high turnover of employees annually.

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. That law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. The law also requires employers to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances. All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures. Partly in response to this labor law, the Company has been increasing the amount of automation used in its manufacturing processes and has been reducing the size of its workforce. In addition, in order to partially offset the increasing labor costs in Shenzhen, China, the Company acquired a 75% interest in Kayser Myanmar and has transferred approximately one-half of its assembly operations to the Myanmar assembly facility that is owned by the Myanmar company.

The Company believes that its relations with its employees in Hong Kong and with its managers in China are good. However, most employees engaged in manufacturing, packaging and shipping at the Company’s Shenzhen, China, factory are seasonal workers who change jobs at least once a year. Accordingly, the Company’s relationship with these transient workers depends is superficial and depends on the labor market in Shenzhen in general. During any operating year, because of the transient nature of its workers (most workers resign during the year and new workers have to be hired), the Company will normally have a turnover rate of over 100% for its workers (excluding managers, technicians and Hong Kong employees). As a result, the Company cannot guarantee that its workers will not strike in the future or otherwise leave and accept employment elsewhere.

Share Ownership

The share ownership of the Company’s officers and directors is listed under Item 7 of this Annual Report.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 30, 2015, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067	(2)	16.2%
Tiko Aharonov	236,512		6.2%
Holger Will	—		—
George Leung Wing Chan	3,000		*
Brian Geary	3,000		*
Irene Wong Ping Yim	3,000		*
Kevin Yang Kung Yu	11,224		*
Shlomo Tamir	—		—
Uri Bernhard Oppenheimer	18,000		*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes 245,770 shares of Common Stock registered in the name of Roland Kohl Company Limited. Roland Kohl is the sole trustee of the Roland Kohl Company Limited.

Of our 41 record holders, 28 are residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own 16,436 Common Shares. To the Company’s knowledge, foreign record holders own approximately 378,347 Common Shares, although a number of the Company’s principals and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 41% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2015.

Item 8.	Financial Information.

A.           Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.           Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company paid three dividends in the fiscal year ended March 31, 2015 (a dividend of $0.05 per share was paid on August 8, 2014 and September 1, 2014, and a dividend of $0.10 per share was paid on December 22, 2014). In addition, the Company paid a $0.10 per share dividend in the current fiscal year, on April 16, 2015.

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

A.          Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 26, 2015, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $3.72 per share. As of June 29, 2015, there were 41 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2015:

Year Ended	High	Low
March 31, 2015	$3.69	$2.56
March 31, 2014	$3.70	$1.67
March 31, 2013	$2.52	$1.41
March 31, 2012	$3.85	$2.02
March 31, 2011	$4.17	$1.75

 The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2015	$3.69	$2.85
December 31, 2014	$3.35	$2.80
September 30, 2014	$3.62	$2.68
June 30, 2014	$2.92	$2.56

March 31, 2014	$3.15	$2.54
December 31, 2013	$3.70	$2.08
September 30, 2013	$2.19	$1.82
June 30, 2013	$2.25	$1.67

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2015	$3.50	$3.24
April 30, 2015	$3.50	$3.14
March 31, 2015	$3.44	$3.09
February 28, 2015	$3.69	$3.11
January 31, 2015	$3.28	$2.85
December 31, 2014	$3.03	$2.80

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

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2015 and June 30, 2015, there were 3,801,874 Common Shares outstanding. As of March 31, 2015, no options or warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital other than the issuance of a total of 18,000 shares in 2014 upon the exercise of outstanding stock options.

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

Clause 16 of the Memorandum of Association (which is subject to the provisions of regulation 60 of the Articles) provide that the Memorandum and Articles of Association of the Company may be amended by a resolution of members or a resolution of directors. Regulation 60 of the Articles provides that any proposed change in the Memorandum and Articles of Association not otherwise approved by the majority vote of the shares held by the Company’s non-management members shall be approved by a majority of the Company’s directors and not disapproved by a majority of the Company’s independent directors. Subject to the preceding sentence, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. The Company’s ability to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our Common Shares at a premium over the then current market price.

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

Under the U.S. federal income tax law, cash dividends paid to an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes) with respect to our Common Shares generally will be taxed as dividend income to the extent such distribution does not exceed the Company’s current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Cash dividends made with respect of the Company’s Common Shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. U.S. shareholders will not be subject to backup withholding provided that the shareholder provides his/her correct United States federal taxpayer identification number and certifies, under penalties of perjury, that he/she is not subject to backup withholding. Amounts withheld under the backup withholding rules may be credited against the U.S. shareholder’s United States federal income tax, and such shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

Dividends and Paying Agents

The Company has, during the past few years, made several dividend payments to its shareholders. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. The Company has not set a date on which annual, or other, dividends are paid. To date, the Company has used its transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021 U.S.A., as its dividend paying agent.

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

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Although the amount of transactions that the Company effects in Euros is decreasing, the Company still has some exposure to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will continue to affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The Company conducts all of its manufacturing operations, and much of its assembly operations, through its PRC operating subsidiary. The financial performance and position of the PRC subsidiary are measured in terms of renminbi. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred, and paid, in renminbi. Any appreciation in the value of the renminbi against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. Until 2014, the renminbi has gradually appreciated in value compared to the U.S. dollar. However, since the beginning of 2014, the exchange rate between the U.S. dollar and the RMB has fluctuated, and the U.S. dollar has recently appreciated in value. During the fiscal year ended March 31, 2015, the Company made payments of approximately 39,299,958 in RMB (or approximately U.S. $6,314,000 based on the exchange rate as of March 31, 2015). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2015, the amount of such RMB payments would have increased the Company’s expenses by $63,140 and $315,700 respectively. Conversely, if the renminbi had been 1% and 5% less valuable against the U.S. dollars as of March 31, 2015, the amount of such RMB payments would have decreased the Company’s expenses by $63,140 and $315,700, respectively. Should the renminbi appreciate in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros has decreased to 1.23% of its net sales (or $276,000) that were made in fiscal year ended March 31, 2015. In the fiscal year ended March 31, 2015, the value of the Euro compared to the U.S. dollar decreased from approximately one Euro to 1.38 U.S. dollars at the end of March 2014 to one Euro to 1.09 U.S. dollars on March 31, 2015. Accordingly, the payments that the Company received in fiscal 2015 in Euros were exchanged into fewer dollars, resulting in a sales decrease. To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2015, the Company’s net sales, as presented in U.S. dollars, would have been approximately reduced by approximately $27,600 and $13,800, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by approximately $27,600 and $13,800, respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2015. Because the Company had cash and cash equivalents of $9,727,000 available as of March 31, 2015 and no interest bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2015.

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
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

16C.       Principal Accountant Fees and Services

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2015, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2015 and 2014.

61

	2015	2014
Audit Fees (1)	$259,000	$250,000
Tax Fees (2)	6,900	7,900
Total	$265,900	$257,900

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns and advisory service charges.

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

16H.      Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

1.4	Form of Amendment to Articles of Association (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.1	[RESERVED]

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.15	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.16	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.17	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.18	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.19	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.20	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.21	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.22	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Bao An Long Cheng Hi-Lite Electronic Factory, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.23	Tenancy Agreement of Office No. 1823-1823A on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited *

4.24	Tenancy Agreement of Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited*

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101*	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31,2014 and 2015; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2013, 2014 and 2015; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

* Filed herewith.
# The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date: June 30, 2015

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2013, 2014 and 2015
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Group") as of March 31, 2014 and 2015, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2015. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

June 30, 2015

F - 2

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2013	2014	2015
	$	$	$

Net sales	21,933	22,936	22,373
Cost of sales	(17,029)	(17,484)	(16,656)

Gross profit	4,904	5,452	5,717
Selling, general and administrative expenses	(4,549)	(4,659)	(4,446)

Operating income	355	793	1,271

Non-operating income (expense):
Exchange gain (loss), net	(27)	(31)	(125)
Interest expense	(9)	(1)	-
Interest income	14	17	18
Other income	-	12	3
Gain (loss) on disposal of property, plant and equipment	78	(23)	110

Total non-operating income (expense)	56	(26)	6

Income before income taxes	411	767	1,277
Income taxes (note 3)	37	(172)	(134)

Net income	448	595	1,143
Less: Net loss attributable to non-controlling interests	-	(1)	(7)

Net income attributable to Highway Holdings Limited's shareholders	448	596	1,150

Net income per share:
- basic	0.12	0.16	0.30
- diluted	0.12	0.16	0.30

Weighted average number of shares outstanding:
- basic	3,778,825	3,778,825	3,786,542
- diluted	3,781,307	3,788,604	3,794,801

The accompanying notes are an integral part to these consolidated financial statements.

F - 3

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2013	2014	2015
	$	$	$

Net income	448	595	1,143
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	16	(9)	1

Comprehensive income	464	586	1,144
Less: Comprehensive loss attributable to non-controlling interest	-	(1)	(7)

Comprehensive income attributable to Highway Holdings Limited's shareholders	464	587	1,151

The accompanying notes are an integral part to these consolidated financial statements.

F - 4

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2014	2015
	$	$
ASSETS
Current assets:
Cash and cash equivalents	5,416	9,727
Restricted cash (note 7)	643	-
Accounts receivable, net of allowances for doubtful accounts of $6 and $6 as of March 31, 2014 and 2015, respectively	3,157	2,943
Inventories (note 4)	3,700	2,081
Prepaid expenses and other current assets	1,044	987

Total current assets	13,960	15,738
Goodwill (note 17)	-	77
Property, plant and equipment, net (note 5)	1,213	1,094
Long-term deposits	167	78
Investments in equity method investees (note 6)	-	-
Loan receivable	436	-

TOTAL ASSETS	15,776	16,987

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,577	1,579
Accrued expenses and other liabilities (note 8)	1,730	2,429
Income tax payable	279	334
Dividend payable	-	380

Total current liabilities	3,586	4,722
Deferred income taxes (note 3)	44	32

Total liabilities	3,630	4,754

Commitments and contingencies (note 9)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,783,874 shares as of March 31, 2014, and 3,801,874 shares as of March 31, 2015 respectively, issued and outstanding)	38	38
Additional paid-in capital	11,340	11,370
Retained profits	770	782
Treasury shares, at cost - 5,049 shares as of March 31, 2014 and 2015 (note 10)	(14)	(14)
Accumulated other comprehensive income	7	8

Total Highway Holdings shareholder's equity	12,141	12,184

Non-controlling interest	5	49

Total Equity	12,146	12,233

TOTAL LIABILITIES AND EQUITY	15,776	16,987

The accompanying notes are an integral part to these consolidated financial statements.

F - 5

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited's Shareholders' Equity
							Total
							Highway
	Common shares,				Accumulated		Holdings
	issued and		Additional		other	Treasury	Limited's	Non-
	outstanding		paid-in	Retained	comprehensive	shares,	Shareholders'	controlling	Total
	Shares	Amount	capital	profits	(loss) income	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2012	3,784	38	11,340	634	-	(14)	11,998	-	11,998

Net income	-	-	-	448	-	-	448	-	448
Cash dividend ($0.12 per share)	-	-	-	(454)	-	-	(454)	-	(454)
Translation adjustments	-	-	-	-	16	-	16	-	16

As of March 31, 2013	3,784	38	11,340	628	16	(14)	12,008	-	12,008
Net income	-	-	-	596	-	-	596	(1)	595
Cash dividend ($0.12 per share)	-	-	-	(454)	-	-	(454)	-	(454)
Contribution from a non-controlling shareholder	-	-	-	-	-	-	-	6	6
Translation adjustments	-	-	-	-	(9)	-	(9)	-	(9)

As of March 31, 2014	3,784	38	11,340	770	7	(14)	12,141	5	12,146
Net income	-	-	-	1,150	-	-	1,150	(7)	1,143
Cash dividend ($0.30 per share)	-	-	-	(1,138)	-	-	(1,138)	-	(1,138)
Exercise of share options	18	-	30	-	-	-	30	-	30
Acquisition of a subsidiary	-	-	-	-	-	-	-	25	25
Contribution from a non-controlling shareholder	-	-	-	-	-	-	-	26	26
Translation adjustments	-	-	-	-	1	-	1	-	1

As of March 31, 2015	3,802	38	11,370	782	8	(14)	12,184	49	12,233

The accompanying notes are an integral part to these consolidated financial statements.

F - 6

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2013	2014	2015
	$	$	$
Cash flows from operating activities:
Net income	448	595	1,143
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	586	557	393
Write down of inventories	56	125	80
(Gain) loss on disposal of property, plant and equipment	(78)	23	(110)
Deferred income taxes	(121)	(15)	(12)
Changes in operating assets and liabilities:
Accounts receivable	(234)	801	214
Inventories	957	(868)	1,539
Prepaid expenses and other assets	(584)	70	100
Accounts payable	(1,032)	62	2
Accrued expenses and other liabilities	62	344	697
Income tax payable	5	121	55
Long-term deposits	-	(167)	122

Net cash provided by operating activities	65	1,648	4,223

Investing activities:
Purchase of property, plant and equipment	(319)	(73)	(129)
Proceeds from disposal of property, plant and equipment	79	41	110
Acquisition of a subsidiary	-	-	(19)
Repayment from amount due from an equity method investee	-	110	-
Increase in long-term loan receivable	(167)	(269)	-
Repayment from long-term loan receivable	-	-	184
Release of bank pledged deposit	-	-	643
Contribution from a non-controlling shareholder	-	6	26

Net cash (used in) provided by investing activities	(407)	(185)	815

Financing activities:
Proceed from exercise of employee share options	-	-	30
Cash dividends paid	(340)	(568)	(758)
Repayment of obligations under capital leases	(3)	-	-
Repayment of bank loans	(262)	(112)	-

Net cash used in financing activities	(605)	(680)	(728)

Net (decrease) increase in cash and cash equivalents	(947)	783	4,310
Cash and cash equivalents at the beginning of year	5,575	4,634	5,416
Effect of exchange rate changes on cash	6	(1)	1

Cash and cash equivalents at the end of year	4,634	5,416	9,727

Supplemental cash flow information:
Interest	9	1	7

Income taxes	77	66	91

The accompanying notes are an integral part to these consolidated financial statements.

F - 7

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen (comprising Long Hua) of the People's Republic of China ("China") and Yangon of the Republic of the Union of Myanmar ("Myanmar").

The Company and its subsidiaries (collectively referred as the "Group") are engaged in manufacturing and sale of metal, plastic and electronic parts and components. The Group's manufacturing activities are principally conducted in Shenzhen of China and Yangon of Myanmar, while its selling activities are principally conducted in Hong Kong.

On June 9, 2014, the Company entered into a sale and purchase agreement to acquire a 25% equity interest in Kayser Myanmar Manufacturing Co., Ltd. ("Kayser Myanmar"), which is engaged in manufacturing and assembling metal, plastics and electronic products. The total consideration for the transaction was $25 in cash. On March 9, 2015, the Company further acquired 50% equity interest in Kayser Myanmar for a cash consideration of $50.

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

(g) Goodwill - Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company test goodwill for impairment in March of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i) Impairment or disposal of long-lives assets - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

No impairment expenses are recognized for long-lived assets during the years ended March 31, 2013, 2014 and 2015.

(j) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and loan receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables and loan receivable are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable and loan receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 62%, 54% and 78% of the balances of accounts receivable as of March 31, 2013, 2014 and 2015, respectively. The loan receivable from a supplier represents 100% of the balance of loan receivable as of March 31, 2014 and the loan receivable was fully settled during the year ended March 31, 2015.

(k) Revenue recognition - The Group recognizes revenue from the sale of products, when all of the following conditions are met:

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Staff retirement plan costs - The Group's costs related to the staff retirement plans (see note 13) are charged to the consolidated statement of operations as incurred.

(m) Foreign currency translations and transactions - The functional and reporting currency of the Company is the United States Dollars ("U.S. dollars"). All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates on that date. Exchange differences are recorded in the consolidated statements of operations.

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

(n) Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

(o) Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimate, which has had an impact on the consolidated financial statements, includes allowances for doubtful receivables.

F - 11

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Stock-based compensation - The Group has a stock-based employee compensation plan, as be more fully described in note 14. The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

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

(q) Operating leases - Leases in which substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(r) Net income per share - Basic net income per share is computed by dividing net income attributable to the Company by the weighted average number of common shares outstanding during the year. Diluted net income attributable to the Company per share give effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(s) Comprehensive income (loss) - Comprehensive income (loss) includes net income and foreign currency translation adjustments and is presented net of tax, the amounts of $16, $(9) and $1 for the years ended March 31, 2013, 2014 and 2015, respectively.

The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

F - 12

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Fair value measurement and financial instruments - The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2014 and 2015. As of March 31, 2014 and 2015, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amount due from an equity method investee, loan receivable, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.

(u) Non-controlling interest - Non-controlling interest have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income (loss) for all periods presented.

F - 13

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Recent issued accounting standards adopted - In July 2014, Accounting Standards Update ("ASU") 2014-11 was issued because Generally Accepted Accounting Principles ("GAAP") does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carryforward exists. The amendment provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We anticipate there will be no effect on our financial position or results of operations when adopted.

(w) Recent issued accounting standards not yet adopted - In May 2014, the Financial Accounting Standard Board ("FASB") issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for interim and annual periods beginning on or after December 15, 2016. The company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the presentation of debt issuance costs in the financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The guidance is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The guidance will be applied retrospectively to each period presented. The adoption of this standard update is not expected to have any impact on the company's financial statements.

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

The Group's operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited ("Nissin Shenzhen") and Kayser Myanmar, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2013, 2014 and 2015.

Nissin Shenzhen, which is established and operated in China, are subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations are conducted mainly in Long Hua, Shenzhen during the years ended March 31, 2013, 2014 and 2015.

The manufacturing operations of Hi-Lite Camera Company Limited ("Hi-lite") in Long Hua, Shenzhen are conducted pursuant to agreement entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreement, collectively the "BFDC Agreement").

Under the BFDC Agreement, the Group (excluding Nissin Shenzhen) is not considered by local tax authorities to be doing business in China; accordingly, the activities of the Group (excluding Nissin Shenzhen) in China have not been subject to local taxes. The BFDC are responsible for paying taxes they incur as a result of the operation under the BFDC Agreement.

As part of the manufacturing operations of the Group (excluding Nissin Shenzhen) are carried out in China under the BFDC Agreement, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been determined based on such tax relief.

The components of income before income taxes are as follows:

	Year ended March 31,
	2013	2014	2015
	$	$	$

Hong Kong	366	649	1,104
China	45	118	173

	411	767	1,277

F - 15

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2013	2014	2015
	$	$	$
Hong Kong
Current tax	68	155	78
Deferred tax	(121)	(15)	(12)

	(53)	140	66

China
Current tax	16	32	68

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2013	2014	2015
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	5.9	10.3	1.5
Changes in valuation allowances	(31.6)	(4.4)	(1.6)
Overprovision of profits tax in prior year	(0.5)	(2.0)	(3.8)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(3.9)	(2.7)	(2.8)
Other	4.6	4.6	0.6

Effective tax rate	(9.0)	22.3	10.4

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2014	2015
	$	$
Deferred tax liability:
Property, plant and equipment	48	35

Deferred tax asset:
Tax loss carryforwards	(807)	(725)
Valuation allowance	803	722

Total net deferred tax asset	(4)	(3)

Net deferred tax liability	44	32

F - 16

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2013	2014	2015
	$	$	$

At the beginning of the year	767	805	803
Changes in prior year tax losses carry forward	168	32	(60)
Current year reduction	(130)	(34)	(21)

At the end of the year	805	803	722

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized. As of March 31, 2014 and 2015, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2014 and 2015, tax losses amounting to approximately $4,893 and $4,392, respectively may be carried forward indefinitely.

As of March 31, 2014 and 2015, the Group's China subsidiary had no tax loss that would expire five years from respective financial years incurring the losses.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2014 and 2015, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2007 to 2015 remain subject to examination by the Hong Kong tax authority.

4.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2014	2015
	$	$

Raw materials	2,013	1,012
Work in progress	192	141
Finished goods	1,495	928

	3,700	2,081

Slow moving inventories amounting to $56, $125 and $80 were written off during the years ended March 31, 2013, 2014 and 2015, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2014	2015
	$	$
At cost:
Machinery and equipment	11,933	12,027
Furniture and fixtures	437	441
Leasehold improvements	483	493
Motor vehicles	87	87

Total	12,940	13,048
Less: Accumulated depreciation and impairment	(11,727)	(11,954)

Property, plant and equipment, net	1,213	1,094

Depreciation expense incurred for the years ended March 31, 2013, 2014 and 2015 were $586, $557 and $393, respectively.

F - 18

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVESTMENTS IN EQUITY METHOD INVESTEE

The following table provides a reconciliation of the investments in equity method investees in the Group's consolidated balance sheet as of March 31, 2014 and 2015 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2014	2015
	$	$
The Group's proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)

Investments in equity investees reported in the consolidated balance sheet	-	-

On August 5, 2003, the Group acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) was engaged in the trading of camera batteries, films and disposable cameras and became inactive. Such investment was fully impaired as of March 31, 2014 and 2015.

On June 9, 2014 the Group acquired a 25% equity interest in Kayser Myanmar, a company incorporated in Myanmar, for cash consideration of $25. The Group further acquired a 50% interest in Kayser Myanmar on March 9, 2015 for a cash consideration of $50, and was then recognized as a subsidiary of the Group.

7.	RESTRICTED CASH

Restricted cash represents certain bank deposits of a subsidiary pledged for banking facilities of a subsidiary. The banking facilities are secured by guarantees given by the Company. As of March 31, 2014, the Group pledged bank deposits of $643 to banks to secure short term banking facilities granted. No bank deposit has been pledged for the year ended March 31, 2015.

	As of March 31,
	2014	2015
	$	$

Maximum credit facilities available to the Group	2,570	-

Amount utilized	805	-

F - 19

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2014	2015
	$	$

Accrued payroll and employee benefits	1,191	1,959
Deposits received from customers	50	17
Accrued audit fee	260	270
Others	229	183

	1,730	2,429

9.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,258, $1,185 and $1,133 for the years ended March 31, 2013, 2014 and 2015, respectively.

As of March 31, 2015, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2015	1,041
2016	751

1,792

(b)	As of March 31, 2014 and 2015, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment of nil and $115, respectively.

F - 20

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	TREASURY STOCK

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1,000. During the year ended March 31, 2011, the Company repurchased 6,049 shares at consideration of $15 of which 1,000 shares were subsequently transferred to an employee upon the exercises of his employee stock options in February 2011. The remaining 5,049 shares were held in treasury as of March 31, 2014 and 2015 and are not eligible to vote.

11.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

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

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2014 and 2015 are as follows:

	Percentage of
	accounts receivable
	2014	2015
	%	%

Customer A	31.8	33.8
Customer B	11.6	N/A
Customer C	10.7	N/A
Customer D	N/A	16.6
Customer E	N/A	16.2

Three largest receivable balances	54.1	66.6

F - 21

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2013	2014	2015
	$	$	$

At beginning of year	-	6	6
Allowance for the year	6	-	-

At end of year	6	6	6

A substantial percentage of the Group's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2013, 2014 and 2015 are as follows:

	Year ended March 31,
	2013	2014	2015
	%	%	%

Customer A (note a)	33.0	36.9	38.3
Customer B (note b)	N/A	N/A	13.1
Customer C (note b)	N/A	N/A	9.3
Customer D (note a)	12.0	N/A	N/A
Customer E (note a)	11.7	N/A	N/A

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.

F - 22

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2013	2014	2015
	$	$	$
Net income attributable to Highway Holdings Limited's shareholders, basic and diluted	448	596	1,150

Shares:
Weighted average common shares used in computing basic net income per share	3,778,825	3,778,825	3,786,542

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	2,482	9,779	8,259

Weighted average common shares used in computing diluted net income per share	3,781,307	3,788,604	3,794,801

Net income per share, basic	0.12	0.16	0.30

Net income per share, diluted	0.12	0.16	0.30

No option to purchase common shares was excluded in the computation of 2013 and 2014 diluted net income per share as the effect was anti-dilutive. No share option is outstanding for the year ended March 31, 2015.

13.	Staff Retirement Plans

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

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $186, $215 and $193 for the years ended March 31, 2013, 2014 and 2015, respectively.

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

No options were granted by the Company for the years ended March 31, 2013, 2014 and 2015.

As of March 31, 2014 and 2015, there were no unrecognized compensation cost related to non-vested stock options granted under the Option Plan, nor any non-vested stock options.

A summary of stock option activity during the years ended March 31, 2013, 2014 and 2015 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$

Outstanding as of April 1, 2012	80,000	3.29	1.07	0.98
Lapsed/cancelled	(55,000)	4.03	1.12

Outstanding as of March 31, 2013 and 2014	25,000	1.65	0.95	1.61
Exercised	(18,000)	1.65	0.95
Lapsed/cancelled	(7,000)	1.65	0.95

Outstanding as of March 31, 2015	-	-	-	-

The aggregate intrinsic values of the stock options outstanding as of March 31, 2014 was $27.

15.	SEGMENT INFORMATION

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

Intersegment sales arise from transfer of goods between segments. These sales are generally at price consistent with what the Group would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2013	2014	2015
	$	$	$
Net sales:
Metal stamping and Mechanical OEM:
Unaffiliated customers	14,646	13,820	12,520
Intersegment sales	-	-	-

	14,646	13,820	12,520

Electric OEM:
Unaffiliated customers	7,287	9,116	9,853
Intersegment sales	-	-	-

	7,287	9,116	9,853

Intersegment eliminations	-	-	-

Total net sales	21,933	22,936	22,373

Operating income:
Metal stamping and Mechanical OEM	319	527	745
Electric OEM	142	352	605
Corporate	(106)	(86)	(79)

Total operating income	355	793	1,271

Interest expense:
Metal stamping and Mechanical OEM	6	1	-
Electric OEM	3	-	-

Total interest expense	9	1	-

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	353	306	226
Electric OEM	233	251	167

Total depreciation and amortization	586	557	393

Capital expenditure:
Metal stamping and Mechanical OEM	210	44	71
Electric OEM	109	29	58

Total capital expenditure	319	73	129

F - 25

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	SEGMENT INFORMATION - continued

	As of March 31,
	2014	2015
	$	$
Total assets:
Metal stamping and Mechanical OEM	10,452	9,123
Electric OEM	4,859	7,732
Corporate	465	132

Total assets	15,776	16,987

	As of March 31,
	2014	2015
	$	$
Long-lived assets:
Metal stamping and Mechanical OEM	796	609
Electric OEM	417	485

Total long-lived assets	1,213	1,094

All of the Group's sales are co-ordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2013	2014	2015
	$	$	$
Net sales:
Hong Kong and China	6,148	5,086	4,703
Other Asian countries	1,415	1,489	1,734
Europe	13,503	15,564	15,153
North America	867	797	783

	21,933	22,936	22,373

All of the Group's long-lived assets are located in Hong Kong and China.

16.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2013, 2014 and 2015.

F - 26

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	BUSINESS COMBINATION

The Company acquired 25% equity interest in Kayser Myanmar on June 9, 2014 at a consideration of $25 and further acquired 50% equity interest in Kayser Myanmar on March 9, 2015 at a consideration of $50. The provisional assets and liabilities of Kayser Myanmar have been recorded at fair values on the date of acquisition.

$
Identifiable assets acquired, at fair value:
Cash and cash equivalents	56
Accounts receivable	293
Other assets	76
Property, plant and equipment	145
Long term payables	(545)
Other liabilities	(2)

23

The provisional fair values of the assets, liabilities and contingent liabilities of the subsidiaries acquired, and the goodwill arising on the acquisition, if any, are measured based on provisional values and are subject to change pending the finalization of the professional valuations. The finalisation of those valuations, could affect the amounts assigned to the assets, liabilities and the related depreciation and amortisation charges for the assets and the amount of goodwill on acquisition of the subsidiaries.

The non-controlling interest (25%) in Kayser Myanmar recognised at the acquisition date was measured by reference to the proportionate share of recognised amounts of net assets of Kayser Myanmar and amounted to $25.

$
Goodwill arising on acquisition:
Cash consideration paid	50
Add: fair value of non-controlling interests	25
Add: fair value of interest in equity investee previously held	25
Less: provisional fair values of identifiable net assets acquired	(23)

Goodwill arising on acquisition	77

$
Net cash outflow arising on acquisition is determined as follows:
Cash consideration paid	(75)
Bank balance and cash acquired	56

(19)

F - 27

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	BUSINESS COMBINATION - continued

The following pro forma information summarises the effect of the acquisition, as if the acquisition of Kayser Myanmar had occurred as of april 1, 2014. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the acquisition been consummated on April 1, 2014, nor is it intended to be a projection of future results:

$
(unaudited)

Pro forma net sales	22,373
Pro forma operating income	1,308
Pro forma net income	1,184

18.	EVENT AFTER THE REPORTING PERIOD

In April 2015, Hi-Lite has ceased operating under the BFDC Agreement. As a result of this, all of the Group’s future operations in China will be conducted through Nissin Shenzhen. The BFDC Agreement in Long Hua will be expired in March 2016.

* * * * * *

F - 28