Form 20-F
period 2016-03-31
HIGHWAY HOLDINGS LTD
filed 2016-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 3,801,874 Common Shares were outstanding as of March 31, 2016.

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

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2016 and the balance sheet data as of March 31, 2015 and 2016 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2012 and 2013 and the balance sheet data as of March 31, 2012, 2013 and 2014 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2012	2013	2014	2015	2016
Statement of Operations
Net sales	$25,370	$21,933	$22,936	$22,373	$22,935
Gross profit	5,121	4,904	5,452	5,717	5,928
Operating income	230	355	793	1,271	1,516
Net income attributable to Highway Holdings Limited shareholders	184	448	596	1,150	1,251
Per share amounts
Net income-basic	$0.05	$0.12	$0.16	$0.30	$0.33
Net income-diluted	0.05	0.12	0.16	0.30	0.33
Dividend declared(1)	0.20	0.12	0.12	0.30	0.40
Weighted average number of shares:
Basic	3,778	3,779	3,779	3,787	3,802
Diluted	3,788	3,781	3,789	3,795	3,802
Dividend declared(1)	$756	$454	$454	$1,138	$1,521

(1)	Represents dividends declared during the fiscal year and not necessarily the payment date (dividends declared in one fiscal year may have been be paid to shareholders in the subsequent fiscal year).

Balance Sheet Data

Property, plant and equipment, net	$2,027	$1,769	$1,213	$1,094	$1,121
Working capital	10,221	10,131	10,374	11,016	10,657
Total assets	16,579	15,352	15,776	16,987	17,039
Long term debt	377	112	-	-	-
Common shares	38	38	38	38	38
Total equity	11,998	12,008	12,146	12,233	11,934
Common shares issued and outstanding	3,784	3,784	3,784	3,802	3,802

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. The following discussion highlights all the material risks the Company faces.

The Company is now Required to Conduct its Manufacturing Operations Under the Rules and Regulations Applicable to Domestic Chinese Companies That Previously Did Not Affect the Company. Since the Company commenced its manufacturing operations in China in 1991, the Company has conducted its operations in Long Hua, Shenzhen, China, pursuant to various agreements entered into, primarily, between two of the Company’s subsidiaries and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Under the BFDC Agreements, the BFDC was the party responsible for providing manufacturing facilities for the Company and for supplying workers to the Company. The Company paid the BFDC a management fee and certain other charges for the use of the facilities and the services of the workers. Because the Company’s manufacturing operations in Long Hua, Shenzhen, were conducted under the BFDC Agreements, its operations were not subject to many of the rules and regulations that would be imposed on entities that are considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China). For example, the Company did not have to apply for permits or licenses in China or to register to do business in China and received beneficial treatment with respect to import/export taxes and duties.

In 2010, the Company received official governmental notice that the foregoing BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries that operated in Shenzhen, would have to reorganize their operations and register in China as a local company. As a result of the foregoing governmental decree, the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, and discontinued Nissin’s operations under the BFDC Agreements. All of Nissin’s assets, equipment, employees and manufacturing operations were transferred from Nissin Precision Metal Manufacturing Limited (herein referred to as “Nissin HK”), one of its Hong Kong subsidiaries, to Nissin PRC in 2011. While Nissin HK was forced to transfer its assets and operations to Nissin PRC, the Company’s other operating entity in Shenzhen, China, Hi-Lite Camera Company Limited (“Hi-Lite”), was temporarily allowed to continue to operate in Shenzhen under the BFDC Agreements. However, as of March 31, 2016, Hi-Lite also has transferred all of its assets and operations to Nissin PRC and has officially ceased operating under the BFDC Agreement. Hi-Lite is currently being dissolved. The dissolution process normally takes several years and involves several governmental agencies. While the Company believes that it has made all necessary payments to dissolve Hi-Lite, no assurance can be given that these governmental agencies will not during the dissolution process determine that the Company has to make additional payments to complete the dissolution. As a result of the termination of the operations of both Nissin HK and Hi-Lite, all of the Company’s future operations in China are now conducted through Nissin PRC. A foreign owned subsidiary, such as Nissin PRC, that is registered in China is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”). As a new PRC registered WFOE, Nissin PRC is now permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China under the BFDC Agreements. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. To date, the Company has managed to restructure the operations of its new PRC subsidiary in a manner that has enabled it to comply with the additional rules and regulations. However, no assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC and will be able to comply with future regulations and restrictions.

Terminating the BFDC Agreements and Conducting its Operations Through a Wholly Foreign Owned Enterprise Has Increased the Company’s Cost of Operations in Shenzhen, China, and Could Result in Additional Unexpected Costs. As part of the governmentally required transfer of the operations of the Company from the BFDC Agreements to a WFOE, the Company’s Nissin PRC wholly-owned limited liability company is now a registered PRC company and is governed by the PRC’s company laws and regulations. The cost of conducting operations through Nissin PRC is substantially higher than the operating under the BFDC Agreements. The regulations imposed on Nissin PRC have resulted in increased taxes and increased regulatory and accounting burdens. For example, Nissin PRC has to charge value added tax (“VAT”) on all of the products that its sells locally, and has to pay VAT on materials it purchases locally. Depending on the classification of products and/or materials not all of the VAT tax is refunded to Nissin PRC when it exports these products. As a result, the VAT increases the overall cost of those products. The Company, therefore, must either pass these increased costs on to its customers (which hurts the Company’s price competitiveness and its customer relations), or absorb the cost increases through smaller profit margins (which reduces the benefits of such sales to the Company). No assurance can be given that the cost of operating Nissin PRC as a WFOE will not continue to increase and will not further negatively affect the Company and its operations.

The Company’s Operations At Its Long Hua, Shenzhen, Facilities May Be Disrupted By Changes Made By The Landlord To The Leased Buildings. The Company’s current manufacturing facilities in Long Hua, Shenzhen, China, consist of approximately 261,000 square feet of space that are used for manufacturing and as dormitory facilities. These facilities are currently leased pursuant to several leases that permit the Company to operate in various buildings until February 28, 2017. The Company and its landlord recently agreed to enter into new leases (the “Premises Leases”) that will allow the Company to continue its operations at the current location through February 2020. However, the Company’s total annual cost under the Premises Leases is expected to increase by approximately 13%. The new leases are currently under review by the required governmental agencies and have not yet been executed. Accordingly, the terms of the lease agreements may vary from the terms agreed to by the parties. The landlord of the Company’s facilities recently completed a new building that the Company will hereafter use primarily for its metal stamping operations. Accordingly, the Company will have to move its entire metal stamping operations from the existing temporary facilities to the new building that the landlord built. Although the Company last year relocated this part of its operations without significant expense and without materially impacting its operations, no assurance can be given that the upcoming relocation of the Company’s metal stamping operations will not negatively impact its metal stamping operations, disrupt the Company’s other operations, and otherwise affect its ability to attract new customers or business. In addition, moving the plant and equipment could also be costly and may require the Company to incur additional expenses in refurbishing the new facilities and returning the old facilities. The cost and negative impact on the Company’s operations of this move cannot currently be accurately estimated, but the impact on the Company’s operations and financial results could be material.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, China, in Particular, Have Significantly Increased the Costs and Risks of Doing Business. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration—in particular, requirements leading to lifelong employment). These regulations now require companies to make payments to up to six different employee benefit funds for each employee, which has significantly increased the Company’s cost of employment. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. Employees also now have the right to enforce labor laws relating to their termination and the right to strike. For example, as a result of the winding down of Hi-Lite’s operations, the Company intended to transfer Hi-Lite’s workers to Nissin PRC. The employees claimed that they had been terminated, went on strike, and demanded the required employment termination severance payments. While the Company was able to resolve this issue without much expense, other such labor actions can occur at any time, which actions could be more costly to the Company. The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused many of the remaining companies operating in Shenzhen, China to restructure their operations. The foregoing changes in labor and other rules and regulations have adversely affected the Company’s recent financial results. No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

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

Increased Wages And The Other Costs Of Labor Have a Material Negative Affect The Company’s Operations And Continue to Increase Its Operating Costs. Minimum wages in in general, and in Shenzhen in particular, have significantly increased during the past few years. While the Company pays its employees more than the minimum wage, the increase in the minimum wage has required the Company and other local manufacturers to increase their salaries by approximately the same percentage. Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These continuing material increases in our cost of labor will continue to increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. In response to the increased cost of labor (as well as the other increases in doing business in Shenzhen), we have increased the prices that we charge our customers. The effect of these increases in the prices of our products and services has resulted, and may continue to result in the loss of customers, who may seek, and are able to obtain, products and services comparable to those we offer in lower-cost regions of the world or from certain local Chinese companies that receive governmental support of subsidies. During the past few fiscal years, several of our larger customers were unwilling to pay the higher prices that we had to charge in response to our higher cost of operations. Future increases in our costs and in the prices that we charge our customers may result in future loss of revenues, which could affect our financial results.

In response to these material, continuing increases in wages and labor related costs, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations and has been attempting to move most of the Company’s labor intensive work to lower labor cost countries. As a result of the increased automation and its ability to shift labor intensive operations to Myanmar (formerly Burma), the Company has been able to reduce the number of employees that it employs in Shenzhen from almost two thousand a few years ago, to approximately 290 currently. However, the cost of acquiring and manufacturing its own automation equipment has been high, and the increases in productivity and the decreases in the cost of production that result from automation have not fully offset the increased labor costs. As a result, during the past year the Company been shifting part of its labor intensive assembly operations to Myanmar, a country where labor costs are substantially lower than in Shenzhen, China. The Company now owns a 75% interest of a Myanmar company that operates an assembly facility in Yangon, Myanmar, and the Company intends to increasingly shift much of its labor intensive operations to that new facility. See, “The Company Faces Numerous Risks In Its Operations In Myanmar,” below.

Uncertain Legal System and Application of Laws. The legal systems of China and Myanmar are often unclear and are continually evolving, and there can be no certainty as to the application of laws and regulations in particular instances. While China has an increasingly comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in both China and Myanmar, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices in China, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

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

The Company Faces Numerous Risks In Its New Operations In Myanmar. In March 2015, the Company completed its acquisition of 75% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company registered to operate in Myanmar. During the past fiscal year, the Company has transferred various equipment to the Myanmar company in order to enable the Myanmar company to assemble the Company’s products. To date, the Company has shifted the assembly of two of its product lines to Kayser Myanmar as part of the Company’s plan to shift much of its labor intensive assembly operations to Myanmar. In addition to the assembly services currently performed in Myanmar, in order to further avoid the high cost of operating in Shenzhen, China, the Company plans to move some of its component manufacturing operations to Myanmar. As a result, more of the Company’s overall operations may reside in Myanmar. Operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include the lack of infrastructure, excessively high rent for suitable facilities and land (which rates appear to be continuing to increase), uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. The lease of the Myanmar subsidiary expires in January 2017. The Company intends to relocate the Myanmar subsidiaries’ facilities to a larger facility. To date, the Company has not identified an alternate site for its Myanmar operations, and no assurance can be given that the Company will locate a suitable facility at an acceptable price. Furthermore, the Company currently anticipates that the leasing costs of any alternate site will be significantly higher than the costs under the existing lease. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate of the Kyat into the U.S. dollar to fluctuate. Such currency fluctuations could affect the operations in Myanmar, which would impact the Company’s plan to relocate some of its assembly functions to the Yangon, Myanmar facility. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly and Manufacturing Operations To Myanmar. Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to own an interest in a Myanmar company. In addition, the U.S. and European Union recently lifted many trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. In March 2015, the Company completed its acquisition of a controlling interest in Kayser Myanmar, which the Company intends to increasingly use as a low cost product assembly and manufacturing facility. Shifting part of its assembly and manufacturing operations from the higher cost facilities in China to the lower cost facility in Myanmar is part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. However, the Company will not be able to shift its assembly and/or manufacturing operations from Shenzhen, China, to Yangon, Myanmar, without the prior approval of its customers. To date, a few of the Company’s customers have permitted some of the assembly work on their products to be subcontracted to the Myanmar facility. However, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of concerns related to the quality and delivery of the assembled products and because of political and public relations issues. Unless more of the Company’s customers allow the Company to shift the assembly and/or manufacture of products to Myanmar, the Company’s goal of offsetting its high costs of assembly in China may not be fully realized. While the Myanmar operations have, to date, met the expectations of the Company and its customers, no assurance can be given that enough assembly and manufacturing work can be subcontracted to Myanmar to materially lower the Company’s overall costs and to improve its price competitiveness.

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

China’s Political Issues With Japan Could Harm The Company’s Operations. As a result of the dispute between Japan and China (such as the on-going dispute over the Senkaku/Diaoyu island chain), the business environment has deteriorated for companies in China that do business with Japan or otherwise appear to be connected to Japan. Since the name of the Company’s subsidiary in China is a Japanese name (“Nissin”), and possibly because that subsidiary produces products for Japanese customers, the Company believes that its subsidiary has been subject to heightened scrutiny by Chinese authorities that may impact its operations. Accordingly, political strains between China and Japan may negatively impact the Company on-going operations in China.

Labor Shortages and Turnover. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the aftereffects of China’s one-child policy, the Company has recently experienced difficulty in filling its lower cost labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. The Company regularly faces severe labor shortages in Shenzhen as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, many of the Company’s assembly workers have to be replaced every year. The cost of hiring and training new employees adds to the Company’s overall cost of operations. Myanmar also observes a 12-day new year’s celebration during which all workers leave.

The Recently Imposed Import Duty Deposits May Negatively Affect The Company’s Liquidity. The local authorities in China in 2012 imposed a “Customs License Deposit” on the Company for the import of raw materials, including sheet metal. These customs deposits serve as a guarantee to make sure that the Company re-exports all imported materials within a one-year period. As a result, the Company has had to deposit refundable payments with the Chinese Customs Department based on its import contracts for raw materials. These deposits are refundable, and the Chinese Customs Department periodically releases some of these funds. The Company will continually have to deposit funds with the Chinese Customs Department, which deposits will decrease the amount of cash available to the Company to fund its liquidity needs. Should the Chinese Customs Department delay the release of the remaining deposits, or should new, larger deposits be required, the Company’s liquidity could be negatively affected while its cash is held by the Chinese Customs Department.

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

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2016 and 2015 the Company’s aggregate sales to its three largest customers accounted for approximately 70.3% and 60.7% of net sales respectively. While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines. While the Company has in the past either been able to replace major customers or to increase the amount of orders it receives from its remaining customers, no assurance can be given that the Company will be able to do so in the future. In addition, with few, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2016 and 2015, accounts receivable from the three customers with the largest receivable balances at year-end represented, in the aggregate, 69.2% and 66.6% of the total outstanding receivables, respectively.

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and many of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. Mr. Kohl’s new employment agreement expires in March 2019. The Company owns a $2,000,000 life insurance policy issued to insure the Company’s in the event of Mr. Kohl’s death. In addition, the Myanmar operations are highly dependent upon that facilities’ Managing Director (who also is its co-founder). Should the Myanmar co-founder leave, the Myanmar operations could be materially affected, and the Company could have difficulty in finding a replacement.

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

Dependence on the Long Hua, Shenzhen, China, Factory Complex. The Company currently operates its sole manufacturing facility in Long Hua, Shenzhen. Although the Company has acquired a 75% interest in a Myanmar company, which company it currently uses for the assembly of some of its products, the Company currently is, and will continue to be heavily dependent upon its Long Hua, Shenzhen facility. The loss of this facility, or any material disruption of its operations at the Shenzhen facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $10 million, covering its stock in trade goods and merchandize, furniture and equipment in China. The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects. The Company may not be able to move its principal facilities from its current location in Long Hua without significant cost and expense. For example, if the Company were to permanently re-locate its manufacturing facilities (because it cannot extend its leases or for other reasons) outside of the current locality, under local law the Company would have to terminate all of its employees and pay substantial termination fees and severance. The amount of such employment termination fees could substantially impact the Company’s financial condition.

Fluctuation in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC and Hong Kong and, recently, in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange losses of $21,000 and $125,000 in the fiscal years ended March 31, 2016 and 2015, respectively. However, these currency fluctuations have in the past been more significant and have, in those prior years, materially affected the Company’s financial results. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Acquisitions Or Strategic Investments, Including The Recent Expansion Into Myanmar (Burma), May Not Be Successful And May Harm The Company’s Operating Results. The Company has in the past, and may in the future, acquire, invest in, or enter into strategic arrangements with other companies in China and elsewhere (including elsewhere in Asia, Europe or even in North or Central America). For example, as part of its strategy to reduce some of its operating expenses, the Company recently acquired a 75% interest in a Myanmar company. In addition, in the fiscal year ended March 31, 2014, the Company acquired a 51% interest in a venture that it co-owns with ACI Group GmbH, a company based in Zimmern, Germany, to manufacture a series of lower cost, proprietary CO2 cleaning systems for industrial and commercial cleaning applications. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

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

Risk of Cybersecurity Breaches. Security breaches and other disruptions could compromise the Company’s information and expose the Company to liability, which would cause the Company’s business and reputation to suffer. In the ordinary course of the Company’s business, the Company stores sensitive data, including business information and regarding its customers, suppliers and business partners, in the Company’s networks. The secure maintenance and transmission of this information is critical to the Company’s operations. Despite the Company’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, regulatory penalties, disrupt the Company’s operations, and damage our reputation, which could adversely affect its business, revenues and competitive position.

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

Anti-Takeover Provisions Of The Company’s Amended Articles Of Association Could Delay Or Prevent A Change Of Control That The Shareholders May Favor. Article 61 of the Company’s Articles of Association was amended in June 2013 to divide the Board of Directors into three classes, with the directors of each class to be elected for staggered three-year terms. In August 2015, the Company’s Articles of Association were amended (i) to increase to 25% the number of shares required to call a special meeting of shareholders, (ii) to provide that shareholders can only act at a meeting (and not by written consent), and (iii) to provide that directors can only be nominated by the current/existing Board, or by shareholders who comply with certain procedures normally applicable to U.S. pubic companies. These changes may have the effect of discouraging, delaying or preventing a merger or other change of control that the shareholders may consider favorable, or may impede the ability of the holders of our common shares to change the Company’s management. In addition, as permitted by the law of the British Virgin Islands and the Company’s Memorandum and Articles of Association, the Memorandum and Articles of Association may be amended by the Board of Directors without shareholder approval provided that a majority of the independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock or to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). The Board’s ability to amend the Memorandum and Articles of Association without shareholder approval, including its ability to create and issue preference shares, could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our common shares at a premium over the then current market price.

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of the Company’s assets are located in the PRC, and no assets, employees or operations are located in the U.S. In addition, most of the Company’s directors and all of its executive officers reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

Exemptions Under The Exchange Act As A Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As such, and though its Common Shares are registered under Section 12(b) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. In addition, certain provisions of the Sarbanes-Oxley Act of 2002 do not apply to the Company. Because of the exemptions under the Exchange Act and Sarbanes-Oxley Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

The Audit Report Included In This Annual Report is Prepared By Auditors Who Are Not Inspected By The Public Company Accounting Oversight Board And, As Such, You Are Deprived Of The Benefits Of Such Inspection. Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our common shares from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common shares in the United States.

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Because of the difficulty in hiring and keeping highly qualified accounting personnel and the high cost of maintaining proper internal controls, management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. These possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares. In addition, requirement that the Company maintain effective financial controls and systems applies to the Company’s new majority-owned Myanmar subsidiary. Although the Company has implemented its company-wide financial controls at the Myanmar facility, because of the lack of familiarity with U.S. controls and procedures, language issues and the training of its personnel, no assurance can be given that the Myanmar financial controls will be sufficient to prevent fraud or financial reporting inaccuracies.

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. As of June 29, 2016, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 33% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company attempts to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company made four dividend payments in the fiscal year ended March 31, 2016 (a total of $0.40 per share in fiscal 2016) and four dividend payments in the year ended March 31, 2015 (a total of $0.30 per share in fiscal 2015). In addition, the Company paid a $0.10 per share dividend on April 18, 2016. Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Item 4.	Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. During the fiscal year ended March 31, 2015, the Company purchased a 75% equity interest in Kayser Myanmar Manufacturing Company Ltd. (Kayser Myanmar), a company registered to operate as a foreign company in Myanmar (25% was purchased in June 2014, and another 50% interest was acquired in March 2015). Kayser Myanmar currently assembles products for the Company at its product assembly facility in Yangon, Myanmar.

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

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China. From 1991 until recently (see, “2011 Reorganization” below), the Company’s metal stamping and other operations have been conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). As a result of the BFDC Agreements, the Company’s Long Hua, Shenzhen, operations were provided with both manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company paid management fees based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex. Under the BFDC Agreements, the Company’s operations were limited by the terms of those agreements, and the Company could not sell its products in China. As discussed in “Reorganization” below, all BFDC Agreements have been terminated, and the Company now operates in Shenzhen, China, through Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC.

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

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. The manufacture and sale of the Company’s own products would supplement the Company’s existing OEM business. The Company believes that developing and selling its own products in Asia would lessen its dependence on third party customers and diversify its operations into a higher margin line of business. As part of its goal to develop a line of proprietary products, in November 2013 the Company formed a jointly owned company with ACI Group GmbH, based in Zimmern, Germany. The purpose of this new company (known as Advanced Cleaning Innovations Asia Limited) is to develop and manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications. The new company’s goal is to market the cleaning systems in Asia and elsewhere. The Company has not completed its development of any of the proposed cleaning systems, and has not commercially introduced any of its proposed products.

Reorganization. In 2010 the regional governments announced that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted. All foreign companies operating in China under this type of subcontract arrangement were required to transfer their licensed China operations in foreign-owned companies organized and registered in China. The Company conducted its operations in Shenzhen, China, through the BFDC Agreements that were entered into by two of its subsidiaries known as (i) Nissin Precision Metal Manufacturing Limited (“Nissin HK”), the manufacturing subsidiary, and (ii) Hi-Lite Camera Company Limited (“Hi-Lite”), the assembly subsidiary. In May 2011 the Company formed Nissin PRC, a new, PRC-registered subsidiary, and transferred the cash, assets, employees and operations of Nissin HK under the BFDC Agreements to Nissin PRC. Hi-Lite did not convert its operations into a PRC-registered company and continued to operate Hi-Lite under the BFDC Agreement until March 2016. During the fiscal year ended March 31, 2016 Hi-Lite transferred its remaining operations to Nissin PRC (the reorganization of Nissin HK and Hi-Lite is herein referred to as the “Reorganization”). Accordingly, all of the Company’s operations in China are currently conducted through its Nissin PRC subsidiary.

As a result of the reorganization at the Company’s manufacturing facilities in Shenzhen, China, the Company has also had to increase certain of its administrative functions in Hong Kong. As a result of the Reorganization, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are now being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at the one factory in Long Hua, Shenzhen, China. A material portion of the assembly operations have, however, been transferred to Company’s majority-owned subsidiary in Yangon, Myanmar, and the Company also intends to transfer some of its manufacturing operations from Shenzhen to Yangon.

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

As a result of the Reorganization, the Company is now structured as follow:

•	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harney Westwood & Riegels, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

•	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

•	The Company’s manufacturing and assembly operations are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

•	Some of the Company’s product assembly operations are, now being conducted in Yangon, Myanmar, through its majority-owned subsidiary, Kayser Myanmar. The Company completed its acquisition of a 75% interest in Kayser Myanmar in March 2015.

Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility

The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility have significantly increased, and the cost advantages of operating in China have significantly decreased. The Company was not always able to pass the increased costs through to the Company’s international customers, some of whom elected to move some of their OEM requirements to other, low labor cost, developing countries. In order to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a.          In order to increase its production efficiency and reduce costs, the Company has been restructuring its manufacturing methods and, where possible, has been supplementing its manufacturing with automation or semi-automated equipment. As a result, during the past five years the Company has been able to reduce its labor force by more than 65%.

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

Current Business Overview

The Company is a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, and to a lesser extent, in the United States). During the fiscal year ended March 31, 2016, substantially all of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the fiscal year ended March 31, 2016, the Company subcontracted some of its product assembly functions to a facility in Yangon, Myanmar, that is now 75% owned by the Company.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which parts and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, computer equipment, electrical components, electrical connectors, vacuum cleaners, light fixtures, electro motors, pumps, automobiles and dishwasher and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its international management structure which includes German, Chinese and Myanmar nationals; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

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

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. Recently, more than two-thirds of the Company’s revenues are derived from its European customers.

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility,” above.

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

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The automated machinery has reduced the number of workers at the Company’s facilities by more than 65% in the past few years. In addition to robotics that replace manual labor, the Company has also invested in machines for use in plastics manufacturing, including Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, and spectrum analyzers. Although the automation that has taken place at the Company’s facilities to date has reduced the Company’s headcount, the labor cost savings have largely been offset by continuous increases in salaries, employee benefit payments and other labor costs and expenses. Accordingly, while the Company’s cost of manufacturing has declined as a result of automation, these cost savings have been offset by significant increases in labor costs for the remaining employees and by other cost increases, including the cost of purchasing or building the automation equipment. As a result, the overall cost of manufacturing, despite the benefits of automation, have increased overall.

Reduce Its Manufacturing And Assembly Costs. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing and China no longer is competitive with certain underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company has now acquired a controlling interest in an assembly facility based in Yangon, Myanmar. The Company’s goal is to transfer much of its labor intensive assembly operations to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of assembling products and, therefore, offset the increasing costs at its facility in Shenzhen, China. By operating in Myanmar, the Company initially did not intend to either lower the prices that it charges its clients or to increase its gross margins. However, as a condition to permitting some of the Company’s manufacturing to be shifted to Myanmar, the Company has been forced to lower some of the prices of goods assembled in Myanmar, which has strained those operations. The Myanmar operations may also produce two ancillary affects: (i) As a “foreign company” under Myanmar law, Kayser Myanmar will be entitled to a tax holiday on profits generated by that subsidiary; and (ii) the taxation and customs union of the European Commission has designated Myanmar as an undeveloped country whose exports are subject to tariff concessions called "preferential tariff quotas". Accordingly, the Company’s European customer are benefitting from purchasing products manufactured in Myanmar, which benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business. Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage. Many of the Company’s customers have built the goodwill associated with their products and tradenames based on a high level of perceived quality. By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers. Management believes that the Company’s commitment to high level service, its attention to detail, and the quality of its manufacturing has the effect of providing customers with a sense of confidence and security that their product requirements will be met.

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

During the past few years, the price of metal and plastics raw materials has fluctuated significantly, and at times there have been shortages for some materials.

The parts, components and products manufactured by the Company may include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products. The Company manufactures many of these products, but also purchases components that it uses in its products. These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply.

Transportation

Most of the sales agreements entered into by the Company are either F.O.B. agreements or Ex-factory agreement (in which the Company makes the goods available at its premises) or F.C.A. agreements (in which the Company hands over the goods, cleared for export, into the custody of the first carrier).

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2014, 2015 and 2016:

	Year Ended March 31
Geographic Areas:	2014	2015	2016
Hong Kong and China	22.2%	21.0%	24.7%
Europe	67.9%	67.7%	71.2%
Other Asian countries	6.5%	7.8%	0.6%
North America	3.4%	3.5%	3.5%

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Year Ended March 31
Segment Sales:	2014	2015	2016
Metal Stamping and Mechanical OEM	60.3%	56.0%	44.8%
Electric OEM	39.7%	44.0%	55.2%

Most of the Company’s customers for its components and subassemblies generally are themselves manufacturers. The Company’s products are sold primarily to European owned companies to be used in finished goods produced by OEM customers at their own manufacturing facilities in China and Europe. However, the Company also produces finished products, such as light fixtures, that it sold to its OEM customers.

The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows. During the past few years, the Company has employed a number of foreign sales persons to complement the activities of its officers and in-house sales personnel. The Company currently has commissioned sales agents working and Germany. These sales agents receive a commission for sales made by the Company to customers introduced by the agents. Due to the international nature of senior management, the Company believes that it has been able to bridge the cultural, language and quality perception gaps that concern certain German companies when dealing in China.

Major Customers

For the fiscal year ended March 31, 2016, the Company had three customer who each accounted for more than 10% of the Company’s net sales. These three customers collectively accounted for 70.3% of the Company’s net sales. During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. The Company’s larger customers have, in general, accepted price increases that the Company has passed through to its customers because of the increasing cost of operating in China, but a few of the Company’s larger customers have in the past few years ceased using the Company’s services because of the price increases (or because the availability of cheaper costs in certain developing countries). To date, the loss of low margin customers has reduced the Company’s revenues but not its profitability. However, additional losses of major customers, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

In order to be able to timely fill the anticipated orders from its larger customers, the Company may purchase raw materials and other products based on the non-binding forecasts. Since the customer’s order forecasts are not binding orders, if a customer does not place as many orders as anticipated, the Company may not be able to fully utilize the raw materials and other products that the Company has purchased. In that case, the Company may not be able to utilize the raw materials and could suffer a financial loss.

Sales of manufactured products to established existing clients are primarily on credit terms between 30-75 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Parts are generally shipped 40-90 days after an order has been placed unless the Company is required to manufacture new tools which require approximately 14-50 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

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

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. As the Myanmar operations become larger, the Company will also be negatively affected by the leave that all Myanmar employees take annually during that country’s 12-day new year’s celebration. The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, the Company’s main manufacturing and assembly facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. In March 2015, the Company completed its acquisition of a 75% ownership interest in a Myanmar company that owns an assembly facility in Myanmar. As a result, the Company also is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving.

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 29, 2016, Highway Holdings Limited had various wholly-owned subsidiaries, of which some are dormant or being deactivated, and two majority-owned subsidiaries. The Company currently conducts its business primarily through five wholly-owned subsidiaries and its majority owned Myanmar subsidiary. The Company currently also is developing proprietary CO2 snow-jet and dry ice cleaning systems through another majority-owned subsidiary. Details of the Company’s five principal wholly-owned operating subsidiaries and their principal activities as of June 29, 2016 are as follows:

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

In March 2015, the Company completed its acquisition of a 75% interest in Kayser Myanmar Manufacturing Company Limited, a company formed on March 16, 2012 under the laws of Myanmar. Kayser Myanmar currently operates as a foreign company under Myanmar law that is authorized to operate in Myanmar. A Myanmar citizen owns 25% of the Kayser Myanmar and is the general manager of the entity. Kayser Myanmar currently assembles products manufactured by the Company in China. The Company is Kayser Myanmar’s sole customer. Kayser Myanmar currently leases a 15,000 square foot manufacturing and assembly facility in Yangon, Myanmar. The lease for this facility will expire in early 2017, and the Company currently is planning to relocate the operations of Kayser Myanmar to a larger facility.

British Virgin Islands/Corporate Administrative Office

The office of the registered agent of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, Harneys Westwood & Riegel. The Company does not own or lease any property in the British Virgin Islands.

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

Shenzhen, China/Manufacturing Facility

The Company leases a total of approximately 24,000 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space consists of 21,000 square meters of manufacturing space, with the balance representing dormitories for the Company’s factory workers. The leased space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There also are offices for production management, production engineering, and production support administration on the premises. The leases for these facility were scheduled to expire on February 28, 2017. However, the Company and its landlord recently agreed in principle to enter into new leases for these facilities. The new leases, which are currently being reviewed by required governmental agencies, have not yet been signed, are expected to continue in effect until February 2020 and to increase the Company’s annual rental expenses by approximately 13%. As part of the new leases, the Company will have the right to operate from a newly reconstructed building in which the Company will locate its metal stamping business. As of the end of the fiscal year ended March 31, 2016, the Company did not fully utilize all of its manufacturing facilities. Accordingly, the newly leased facilities will satisfy the Company’s space needs in the near future.

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

As described in this Annual Report, the Company has taken various actions to reduce its operating costs, including in particular steps to reduce its labor costs. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund and other benefit payments have resulted in high labor and staffing costs. In addition, the local government’s proclamation that all subcontract license companies had to convert their operations to a WFOE form of ownership, has further raised the cost of operating in China. As a PRC registered company, the Company’s China subsidiary now has to comply with the more burdensome permitting requirements, has to increase its record keeping functions, and has to pay VAT (which taxes, net of tax credits, adds to the cost of the materials). The combination of the high labor costs and the costs and administrative burdens of operating as a PRC registered company have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor costs and the other burdens imposed on the Company’s PRC operations, the Company is attempting to shift some of its labor intensive operations from Shenzhen, China, to Myanmar, a lower cost neighboring country.

Under the BFDC Agreements that used to apply to all of the Company’s operations in Shenzhen, the Company did not pay taxes in China based on the operations of the Shenzhen facilities because the Company’s two China-based companies were not considered to be tax residents in China (the BFDC was responsible for paying its own taxes incurred as a result of the operations under the BFDC Agreements, which taxes were indirectly passed through to the Company’s subsidiaries). However, these BFDC arrangements have now been terminated, and the Company’s two China-based subsidiaries have transferred their assets and operations to Nissin PRC, a wholly-owned subsidiary that is a WFOE. Accordingly, all future operations by the Company in China will be operated through its WFOE, which is subject to the uniform income tax rate of 25% in China.

The Company is not taxed in the British Virgin Islands, the state of its incorporation.

The location of the Company’s administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong Profits Tax. Previously, while the Company operated under the BFDC Agreements, the Company had the ability to claim a 50% tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong. Also, under the BFDC Agreements, the Company did not have to pay taxes in China. As a result of the conversion of Nissin Metal and Plastic (Shenzhen) Company Limited into a WFOE as part of the Reorganization, the foregoing Hong Kong tax benefit is no longer available to the Company. The statutory tax rate in Hong Kong currently is 16.5%, and there are no taxes on dividends or capital gains.

Commencing in the fiscal year ending March 31 2016, Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, has been subject to the tax provisions applicable as a result of its operations in Myanmar. However, under Myanmar’s Foreign Investment Law, Kayser Myanmar is exempt from Myanmar income tax until December 20, 2017. In addition, Kayser Myanmar also has a temporary exemption from customs duties and internal taxes on machinery and equipment and on certain imported raw materials used in the Myanmar operations, as well as relief from commercial taxes on goods produced for export. As a result, the tax impact of the Kayser Myanmar operations is not anticipated to be material in the near term.

The Company is not subject to U.S. taxes.

The Company acquired a 75% ownership interest in Kayser Myanmar at the end of March 2015. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal year ended March 31, 2016.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. During the past three years, net sales have remained mostly unchanged ($22,936,000 in 2014, $22,373,000 in 2015, and $22,935,000 for the fiscal year ended March 31, 2016). However, as a result of the Company’s cost cutting efforts and its unwillingness to accept very low margin orders, the Company’s profitability has increased in each of the past three years (from net income of $596,000 in 2014, to net income of $1,150,000 in 2015, to net income of $1,251,000 for the fiscal year ended March 31, 2016).

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2014	2015	2016

Net Sales	100%	100%	100%
Cost of sales	76.2	74.4	74.2
Gross profit	23.8	25.6	25.8
Operating income	3.5	5.7	6.6
Non-operating income (expense)(1)	(0.1)	0.0	0.0
Income before income taxes	3.4	5.7	6.6
Income taxes	(0.8)	(0.6)	(1.1)
Net Income	2.6	5.1	5.5
Income attributable to non-controlling interest	0.0	0.0	0.0
Net income attributable to Highway Holdings Shareholders	2.6	5.1	5.5

Note:

(1)	Non-operating income includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) impairment loss on investment in equity investees, (iv) impairment loss on property, plant and equipment, (v) gain on disposal of assets, and (vi) other income.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Net sales for the fiscal year ended March 31, 2016 (“fiscal 2016”) increased by $562,000, or 2.5% from the fiscal year ended March 31, 2015 (“fiscal 2015”) as a result of increased orders from several of the Company’s principal European customers, and the Company’s ability to replace an established customer that terminated its relationship with the Company after the Company announced that it was further increasing its prices in response to the continuing increase in labor and related costs in China. Overall, the Company was able to retain its principal customers despite the continuing increase in operating costs in China because the Company was able to lower some of its assembly costs by shifting some of its assembly operations to its Myanmar subsidiary. Completing some assembly work at the Company’s Yangon, Myanmar, subsidiary is substantially cheaper, even factoring in the additional costs associated with transferring products and materials between the Company’s Shenzhen, China, and Yangon, Myanmar, facilities. During fiscal 2016, net sales to Europe increased to 71.2% of the Company’s net sales in fiscal 2016, compared to 67.7% in fiscal 2015.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. For fiscal 2016, net sales of the metal stamping and mechanical segment decreased to 44.8% of the Company’s net sales from 56% in fiscal 2015 due to the loss of a major customer. However, net sales of the electric OEM segment (that also includes plastic parts) increased to 55.2% of net sales in fiscal 2016 from 44% in fiscal 2015 due to increased sales of existing customers.

Gross profits as a percentage of net sales slightly improved to 25.8% in fiscal 2016 from 25.6% in fiscal 2015. Increases in wages and other labor related expenses were offset by a slight decrease in the number of workers (through the use of automation) and by shifting some assembly work to Myanmar. Gross profits increased by $211,000 in fiscal 2016 compared to fiscal 2015 due to the 2.5% increase in net sales.

Selling, general and administrative expenses for fiscal 2016 and 2015 remained substantially unchanged (selling, general and administrative expenses decreased by $34,000, or 0.76%) as the Company was able to maintain its operating expenses at its Hong Kong administrative expense while absorbing the increased costs associated with establishing the Myanmar operations. Selling, general and administrative expense as a percentage of net sales decreased to 19.2% in fiscal 2016 from 19.9% in fiscal 2015 as a result of increased net sales.

As a result of the $211,000 increase in gross profits in fiscal 2016 compared to fiscal 2015 and the slight decrease in selling, general and administrative expenses, the Company’s operating income increased by $245,000, or 19.3%, in fiscal 2016.

In fiscal 2016 and 2015, the Company had currency exchange rate losses of $21,000 and $125,000, respectively, due to the fluctuations in the value of the RMB and Euro compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies. The currency exchange loss in fiscal 2015 was partially offset by a $110,000 gain on the disposition of excess equipment.

The Company incurred income taxes of $243,000 in fiscal 2016 compared to income taxes of $134,000 in fiscal 2015 as a result of the increase in net income in fiscal 2016. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2016. However, the Company’s effective tax rate was 16% in fiscal 2016 compared to 10.4% in fiscal 2015 because of variances in certain non-deductible items.

Net gain/loss attributable to noncontrolling interest is contributed by Kayser Myanmar, the Company’s 75% owned subsidiary, to the Company’s profits in fiscal 2016.

The Company’s net income in fiscal 2016 increased to $1,251,000 from $1,150,000 in fiscal 2015 because of the increase in net sales and gross margins while selling, general and administrative expenses remained substantially unchanged.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Net sales for fiscal 2015 decreased by $563,000, or 2.5% from the fiscal year ended March 31, 2014 (“fiscal 2014”). The principal reason for the decrease in net sales in fiscal 2015 was a significant decrease in sales to two of the Company’s principal European customers after the Company announced that it was further increasing its prices in response to the continuing increase in labor and related costs in China. A portion of the lost sales was offset by increased orders from some of the Company’s other existing customers, as well as the price increase that the Company instituted. During fiscal 2015, net sales to Europe represented 67.7% of the Company’s net sales, compared to 67.9% in fiscal 2014.

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

Selling, general and administrative expenses for fiscal 2015 decreased from fiscal 2014 by $213,000 (or 4.6%) for approximately the same amount of net sales and despite the increased costs associated with establishing the Myanmar operations. Selling, general and administrative expense as a percentage of net sales decreased to 19.9% in fiscal 2015 from 20.3% in fiscal 2014 as a result of the Company’s streamline initiatives. The Company anticipates that its selling, general and administrative expenses will increase in the future due to increased lease payments it will have to make for its Long Hua, Shenzhen facility under the new Premises Leases that the Company recently agreed to, and the increased rent the Company expects to have to pay when the Company moves the factor utilized by its Myanmar subsidiary.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2014	2015	2016
	(In thousands)
Net cash provided by operating activities	$1,648	$4,223	1,256
Net cash (used in) provided by investing activities	(185)	815	(464)
Net cash used in financing activities	(680)	(728)	1,364
Net (decrease) increase in cash and cash equivalents	783	4,310	(572)
Cash and cash equivalents at beginning of period	4,634	5,416	9,727
Effect of exchange rate changes	(1)	1	(15)
Cash and cash equivalents at end of period	$5,416	$9,727	$9,140

As of March 31, 2016, the Company had working capital of $10,657,000, compared to working capital of $11,016,000 as of March 31, 2015. As of March 31, 2016, the Company had a working capital ratio of 3.10 to 1.

The Company’s prepaid and other current assets as of March 31, 2016 and March 31, 2015 included approximately $191,000 and $229,000, respectively, of deposits held by the Chinese Customs Department under its Customs License Deposit program related to the Company’s imports of the raw materials. The amount of funds held on deposit with the Chinese Customs Department fluctuates depending on deposits made by the Company when it imports additional raw materials and when such funds are returned to the Company upon the export of the finished goods.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2016, the Company had $1,256,000 of positive cash from its operating activities primarily because of its net income of $1,264,000, a $687,000 decrease in inventories, $317,000 of depreciation and amortization non-cash expenses, $1,378,000 of increased collection of accounts receivables, and a $291,000 decrease in accounts payable. The decrease in inventories was in part due to the use of inventories previously held for customers who informed the Company that they were reducing or terminating the Company’s future services.

The amount of cash and cash equivalents held by the Company on March 31, 2016 decreased by $587,000 (from $9,727,000 in 2015) primarily of the increase in accounts receivable. Accounts receivable increased due to an increase in sales in late the fourth fiscal quarter.

Historically, the Company has maintained a credit facility with one or more banks for letters of credit and import loans. However, because of changes in the method of international payments and the Company’s relationship with its vendors, and because the Company has sufficient cash on hand to fund its equipment and other capital requirements without having to borrow under a line of credit, in 2014 the Company terminated its existing credit facility. Accordingly, as of the date of this Annual Report the Company has no outstanding bank loans or any credit facilities under which it could borrow funds. However, should the Company be required to incur significant unanticipated expenses (such as funding unbudgeted expenses related to the Myanmar facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the Company’s current financial resources may not be sufficient.

The Company anticipates that, during the current fiscal year ending March 31, 2017, it will have to invest in additional equipment, will have to fund the expansion and improvement of assembly facilities of its Myanmar subsidiary, and will have to incur expenses in relocating and refurbishing a new building at its Shenzhen facility. Based on the Company’s an estimated budget for these planned expenditures, the Company believes that it has sufficient cash on hand to fund all of these anticipated capital expenditures.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and its current cash balances.

Impact of Inflation

The average annual inflation rate in China was reported at 1.44% in 2015. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has in the past few years increased its operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, have caused the Company to increase its prices, and have resulted in the loss of some customers.

In the fiscal year ended March 31, 2016, the Company generated most of its revenues from sales of products that it manufactured at its facilities in Shenzhen, in the PRC, and to a lesser text, from the assembly services provided by its facility in Yangon, Myanmar. The economy in China has grown significantly over the past 25 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, rose on average 1.44% in 2015. The minimum wage in Shenzhen, China was approximately 26.9% higher at December 31, 2015 than it was at the end 2013. Effective March 1, 2015, the Shenzhen municipal government increased the minimum wage by an additional 12.3%. Although the rate of increase in wages has slowed, according to China’s National Bureau of Statistics, the average workers’ wages throughout China rose 7.4% in 2015, 9.8% in 2014 and 13.9% in 2013. However, because of the labor shortage in the Company’s region, the Company has not been able to hire workers for the minimum wage, and the Company’s actual labor costs have risen by over 25% in the past three years. Despite the slowing economy in China, because of the growing shortage of workers, the overall average wage in Shenzhen is expected to continue to grow. The Company’s efforts to control the wages it pays to its employees has lessened the Company’s exposure to changes in the wage increases of its workers. However, salaries for its trained technical/engineering employees and from its managerial staff have continued to rise, at rates greater than the rate of inflation. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in other developing countries and, unless the Company is able pass on these increased costs to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

If inflation does continue as management currently anticipates, the Company’s costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and Euros. As a result of acquiring a 75% interest in an assembly/manufacturing company in Myanmar, the Company also transacts business in the Myanmar Kyat. However, the Company’s current turnover in kyat is not significant. While the Company faces a variety of risks associated with changes among the relative value of these currencies, the changes in the value of the Euro compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2016. During the period from March 31, 2015 to March 31, 2016, the value of the Euro compared to the U.S. dollar increased by approximately 0.046 Euros, or over 4.3%. As a result, since most of the Company’s European customers pay the Company in U.S. dollars, the price of the Company’s products (when converted into, and expressed in Euros) decreased slightly in the last fiscal year. The Company does not believe that the minor fluctuations in the relative exchange rate of the euro compared to the U.S. dollar had a material impact on the demand for the Company’s products.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2016 compared to a year earlier. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). These currency rate fluctuations will continue to affect the results of the Company’s operations in China.

In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars. For fiscal 2016, substantially all of the Company’s sales to its European customers were paid in U.S. dollars. In addition, the Company has entered into agreements with certain of its larger European customers that permit our prices to be adjusted every three months to account for currency fluctuations. However, the Company purchases materials from Europe, which purchases are paid in Euros. As the value of the Euro has increased during the past fiscal year, the Company’s cost of such purchases has increased. The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. In fiscal 2016 and 2015, the Company incurred a currency exchange losses of $21,000 and $125,000, respectively.

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

Trend Information

For the current fiscal year ending March 31, 2016, the Company believes that it will shift more of its assembly operations, and possibly some of its manufacturing activities, to Myanmar in order to offset increases in the operating costs (particularly the high cost of labor) and to be able to employ workers who are still willing to be employed in manufacturing facilities. As a result of the decreased birth rate and the increased affluence of Chinese workers, factory workers are more difficult to find in China. To date, the Myanmar subsidiary has been able to lower the overall cost of some of the products that it manufactures for its clients. The Company has been able to shift approximately one-half of its assembly operations to the Myanmar subsidiary. In fiscal 2016, all of the Company’s manufacturing functions were performed in Shenzhen, China. In order to shift more of the assembly operations and some of the manufacturing to Myanmar, the Company will have find additional customers and obtain the permission from additional existing customers to use the Myanmar facility for the assembly of those customers’ products. The Company currently is searching for other locations where it can establish a larger factory and warehouse for the Myanmar subsidiary. As the operations of the Myanmar assembly facility are further integrated with the Company’s operations, the Company expects that it will be able to reduce its overall manufacturing and assembly costs, which the Company believes will enable it to retain manufacturing orders that otherwise could move to other developing countries (or even move back to Europe to be manufactured in highly automated facilities). In addition, the Company believes that its lower cost structure will also attract additional orders from new and existing customers, which could increase its net sales and its profitability. Over the longer term, the Company believes that it will be able to shift some of its component manufacturing to the Myanmar subsidiary, which will yield greater efficiencies and will further stabilize the Company’s overall cost of manufacturing.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2016 to March 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2016:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2017	2018	2019	2020	2021 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	996	922	74	-	-	-
Capital commitment on purchase of plant and equipment	20	20	-	-	-	-
Purchase obligations	2,790	2,790	-	-	-	-
Total	3,806	3,732	74		-	-

Recent issued accounting standards not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The guidance is effective for interim and fiscals years beginning after December 15, 2015. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 29, 2016 are listed below.

Name	Age	Positions
Roland W. Kohl	67	Chief Executive Officer, Director, Chairman of the Board
Holger Will	50	Chief Operating Officer
Alan Chan	52	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	69	Director
Uri Bernhard Oppenheimer (1) (2)	80	Director
Shlomo Tamir (1) (2)	69	Director
Kevin Yang Kuang Yu	59	Director
Irene Wong Ping Yim (1)	50	Director
Brian Geary (2)	59	Director
George Leung Wing Chan (1)	63	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on August 15, 2016. At that meeting, one class of directors (consisting of Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim) will be elected to hold office for a three-year term expiring at the 2019 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2016 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2016 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $825,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s new employment agreement expires in March 2019. As Mr. Kohl has previously done in fiscal 2014 and 2015, in the fiscal year ended March 31, 2016 Mr. Kohl once again voluntarily agreed to temporarily reduce his salary by 23%. Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annual director’s fee of $12,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

Options of Directors and Senior Management

During the past few years, the Company has not granted any of its officers or directors any options to purchase Common Shares. As a result, as of March 31, 2016 none of the Company’s directors or executive officers owned any stock options.

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

Audit Committee During fiscal 2016, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2016. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

Employees

As of June 29, 2016, the Company had a total of 304 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various wholly-owned subsidiaries. Of the foregoing workers and employees, as of June 29, 2016, 68 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 236 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

In addition to the employees hired by the Company (through its 75% owned subsidiaries), Kayser Myanmar, the Myanmar based company in which the Company currently owns a 75% stake, employed a total of 97 employees as of March 31, 2016.

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

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 29, 2016, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067	(2)	16.2%
Tiko Aharonov	240,000		6.3%
Holger Will	—		—
George Leung Wing Chan	3,000		*
Brian Geary	11,172		*
Irene Wong Ping Yim	3,000		*
Kevin Yang Kuang Yu	11,224		*
Shlomo Tamir	—		—
Uri Bernhard Oppenheimer	18,000		*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes 245,770 shares of Common Stock registered in the name of Roland Kohl Company Limited, and 245,770 shares held in a trust for Mr. Kohl’s daughter. Roland Kohl is the sole trustee of the Roland Kohl Company Limited and of his daughter’s trust.

Of our 40 record holders, 26 are residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own 34,821 Common Shares. To the Company’s knowledge, foreign record holders own approximately 363,162 Common Shares, although a number of the Company’s principals and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 43% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2016.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company made four dividend payments of $0.10 per share in the fiscal year ended March 31, 2016 (dividends were paid on April 16, 2015, August 10, 2015, September 15, 2015 and December 24, 2015). In addition, the Company paid a $0.10 per share dividend in the current fiscal year, on April 18, 2016.

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

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 29, 2016, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $4.17 per share. As of June 29, 2016, there were 40 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2015:

Year Ended	High	Low
March 31, 2016	$5.66	$2.82
March 31, 2015	$3.69	$2.56
March 31, 2014	$3.70	$1.67
March 31, 2013	$2.52	$1.41
March 31, 2012	$3.85	$2.02

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2016	$4.83	$2.82
December 31, 2015	$5.25	$4.29
September 30, 2015	$5.66	$3.33
June 30, 2015	$3.72	$3.14

March 31, 2015	$3.69	$2.85
December 31, 2014	$3.35	$2.80
September 30, 2014	$3.62	$2.68
June 30, 2014	$2.92	$2.56

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2016	$4.65	$4.41
April 30, 2016	$4.69	$4.28
March 31, 2016	$4.83	$4.04
February 28, 2016	$4.47	$2.82
January 31, 2016	$4.68	$4.30
December 31, 2015	$4.88	$4.32

B.	Plan of Distribution

No disclosure is required in response to this Item.

C.	Markets

Our Common Shares have been listed on the Nasdaq Capital Market during the past five years, under the symbol “HIHO.”

D.	Selling Shareholders

No disclosure is required in response to this Item.

E.	Dilution

No disclosure is required in response to this Item.

F.	Expenses of the Issue

No disclosure is required in response to this Item.

Item 10.	Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2016 and June 29, 2016, there were 3,801,874 Common Shares outstanding. As of March 31, 2016, no options or warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital other than the issuance of a total of 18,000 shares in 2014 upon the exercise of outstanding stock options.

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

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Regulations 38 to 58 of the Articles and under the International Business Companies Act (now, the BVI Business Companies Act, 2004). The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding 25 percent or more of the outstanding voting shares in the Company. Shareholders may nominate directors for election at an annual meeting of shareholders. To nominate a director, the shareholder must provide the information required by the Articles of Association (such as the nominee’s name and qualifications for membership on the Board of Directors) and must give timely notice to our Secretary in accordance with the Articles of Association. An annual meeting of members is held for the election of directors of the Company and in the manner provided in the Articles of Association. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient. If the Company fails to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the Company’s last annual meeting, a court of competent jurisdiction of the British Virgin Islands may summarily order a meeting to be held upon the application of any member or director.

British Virgin Islands law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

New Regulation 58 (formerly Regulation 68) of the Company’s Article of Association provides that any action required or permitted to be taken by the shareholders of the Company must be effected at a duly called meeting of the shareholders and may not be effected by any consent in writing by the shareholders.

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

In June 2013 the Board of Directors amended Regulation 61 (formerly Regulation 71) to implement a classified Board of Directors. As amended, the Company’s Articles provide that the directors shall be divided into three classes designated as Class I, Class II and Class III. Each class shall consist, as nearly as is possible, of one-third of the number of directors constituting the entire Board of Directors. At each annual meeting of shareholders, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms).

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

The full text of the Articles and Memorandum of the Company are attached to this Annual Report on Form 20-F as Exhibits 1.1, 1.2, 1.3, 1.4 and 1.5.

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

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Although the amount of transactions that the Company effects in Euros has been reducing and was only approximately 1.74% of its total net sales in fiscal 2016, the Company still has some exposure to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will continue to affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The Company conducts all of its manufacturing operations, and much of its assembly operations, through its PRC operating subsidiary. The financial performance and position of the PRC subsidiary are measured in terms of renminbi. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred, and paid, in renminbi. Any appreciation in the value of the renminbi against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. Until 2014, the renminbi has gradually appreciated in value compared to the U.S. dollar. However, since the beginning of 2014, despite significant fluctuations, overall the value of the U.S. dollar has appreciated in value compared to the RMB. During the fiscal year ended March 31, 2016, the Company made payments of approximately 50,635,000 in RMB (or approximately U.S. $7,785,000 based on the exchange rate as of March 31, 2016). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2016, the amount of such RMB payments would have increased the Company’s expenses by $77,850 and $389,250 respectively. Conversely, if the renminbi had been 1% and 5% less valuable against the U.S. dollars as of March 31, 2016, the amount of such RMB payments would have decreased the Company’s expenses by $77,850 and $389,250, respectively. Should the renminbi appreciate in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros has decreased to 1.74% of its net sales (or $400,000) that were made in fiscal year ended March 31, 2016. In the fiscal year ended March 31, 2016, the value of the Euro compared to the U.S. dollar increased from approximately one Euro to 1.09 U.S. dollars at the end of March 2015 to one Euro to 1.13 U.S. dollars on March 31, 2016. Accordingly, the payments that the Company received in fiscal 2016 in Euros were exchanged into more dollars, resulting in a sales increase. To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2016, the Company’s net sales, as presented in U.S. dollars, would have been reduced by approximately $40,000 and $20,000, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by approximately $40,000 and $20,000, respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2016. Because the Company had cash and cash equivalents of $9,140,000 available as of March 31, 2016 and no interest bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

The Company is a British Virgin Islands company. In the British Virgin Islands, a company’s charter documents that are comparable to a U.S.-domestic corporation’s articles or certificate of incorporation and bylaws are called Memorandum of Association and Articles of Association. On August 6, 2015, the Company filed an amendment with the British Virgin Islands Registrar of Corporate Affairs to amend the Articles of Association. A copy of the Amendment to the Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on August 6, 2015 is attached hereto as Exhibit 1.5. The amendment to the Articles of Association effected the following changes:

A.          The procedures for nominating a person for election to the Board of Directors, particularly nominations made by shareholders, have been clarified to become more consistent with procedures used by public companies in the United States. The new provisions clarify that, among other things, (i) nominations must be made by existing shareholders, (ii) the nominations must be received not less than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting, and (iii) any nomination must include the type of information needed in order to enable the Company to comply with its disclosure requirements under the Exchange Act. The proposed nominee must furnish the Company with such other information as the Company deems necessary to determine whether the nominee can serve as an independent director of the Company, and whether the election of the nominee will jeopardize the Company’s eligibility to continue as a “foreign private issuer” under the Exchange Act.

B.          The requirement that any action required or permitted to be taken by the shareholders of the Company must be effected at a duly called meeting of the shareholders and may not be effected by any consent in writing by shareholders.

C.          The directors are required to convene a meeting of the shareholders upon the written request of shareholders holding 25% or more of the outstanding voting shares of the Company.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2016.

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

The Company’s Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Ms. Wong is an “independent” director, as defined under the Nasdaq Stock Market’s listing standards. For more than ten years, Ms. Wong has been the Chief Accountant of CNIM HK Ltd. in Hong Kong. Ms. Wong holds a Master of Business Administration from Deakin University. From 1994 to 2001 was the Accounting Manager of Highway Holdings. In addition, each of the other members of the audit committee has extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

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

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2016, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2016 and 2015.

	2016	2015
Audit Fees (1)	$253,000	$259,000
Tax Fees (2)	7,900	6,900
Total	$260,900	$265,900

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax Fees include fees for the preparation of tax returns.

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

16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

1.4	Form of Amendment to Articles of Association (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013.)

1.5	Form of Amendment to Articles of Association (incorporated by reference to the registrant’s Report of Foreign Issuer on Form S-K filed with the Commission on September 30, 2015.)

4.1	[RESERVED]

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.15	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.16	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.17	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.18	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.19	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.20	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.21	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.22	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Bao An Long Cheng Hi-Lite Electronic Factory, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.23	Tenancy Agreement of Office No. 1823-1823A on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015)

4.24	Tenancy Agreement of Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015)

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31,2015 and 2016; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2014, 2015 and 2016; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

* Filed herewith
# The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and
Secretary

Date: June 30, 2016

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2014, 2015 and 2016
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Group") as of March 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

June 30, 2016

F - 2

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2014	2015	2016
	$	$	$

Net sales	22,936	22,373	22,935
Cost of sales	(17,484)	(16,656)	(17,007)

Gross profit	5,452	5,717	5,928
Selling, general and administrative expenses	(4,659)	(4,446)	(4,412)

Operating income	793	1,271	1,516

Non-operating (expense) income:
Exchange loss, net	(31)	(125)	(21)
Interest expense	(1)	-	-
Interest income	17	18	10
Other income	12	3	2
(Loss) gain on disposal of property, plant and equipment	(23)	110	-
Total non-operating (expense) income	(26)	6	(9)
Income before income taxes	767	1,277	1,507
Income taxes (note 3)	(172)	(134)	(243)
Net income	595	1,143	1,264
Net loss (profit) attributable to non-controlling interests	1	7	(13)

Net income attributable to Highway Holdings Limited's shareholders	596	1,150	1,251

Net income per share:
- basic	0.16	0.30	0.33

- diluted	0.16	0.30	0.33

Weighted average number of shares outstanding:
- basic	3,778,825	3,786,542	3,801,874

- diluted	3,788,604	3,794,801	3,801,874

The accompanying notes are an integral part to these consolidated financial statements.

F - 3

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2014	2015	2016
	$	$	$

Net income	595	1,143	1,264
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustment	(9)	1	(42)
Comprehensive income	586	1,144	1,222
Comprehensive loss (income) attributable to non-controlling interest	1	7	(13)
Comprehensive income attributable to Highway Holdings Limited's shareholders	587	1,151	1,209

The accompanying notes are an integral part to these consolidated financial statements.

F - 4

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2015	2016
	$	$
ASSETS
Current assets:
Cash and cash equivalents	9,727	9,140
Accounts receivable, net of allowances for doubtful accounts of $6 and $6 as of March 31, 2015 and 2016, respectively	2,943	4,321
Inventories (note 4)	2,081	1,425
Prepaid expenses and other current assets	987	844
Total current assets	15,738	15,730
Goodwill (note 16)	77	77
Property, plant and equipment, net (note 5)	1,094	1,121
Long-term deposits	78	111
Investments in equity method investees (note 6)	-	-
TOTAL ASSETS	16,987	17,039

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,579	1,307
Accrued expenses and other liabilities (note 7)	2,429	2,789
Income tax payable	334	440
Dividend payable	380	537

Total current liabilities	4,722	5,073
Deferred income taxes (note 3)	32	32
Total liabilities	4,754	5,105
Commitments and contingencies (note 8)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,801,874 shares as of March 31, 2015 and March 31, 2016, issued and outstanding)	38	38
Additional paid-in capital	11,370	11,370
Retained profits	782	512
Treasury shares, at cost - 5,049 shares as of March 31, 2015 and 2016 (note 9)	(14)	(14)
Accumulated other comprehensive income	8	(34)
Total Highway Holdings shareholder's equity	12,184	11,872
Non-controlling interest	49	62
Total Equity	12,233	11,934
TOTAL LIABILITIES AND EQUITY	16,987	17,039

The accompanying notes are an integral part to these consolidated financial statements.

F - 5

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited's Shareholders' Equity
							Total
							Highway
	Common shares,				Accumulated		Holdings
	issued and		Additional		other	Treasury	Limited's	Non-
	outstanding		paid-in	Retained	comprehensive	shares,	Shareholders'	controlling	Total
	Shares	Amount	capital	profits	(loss) income	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2013	3,784	38	11,340	628	16	(14)	12,008	-	12,008
Net income	-	-	-	596	-	-	596	(1)	595
Cash dividend ($0.12 per share)	-	-	-	(454)	-	-	(454)	-	(454)
Contribution from a non-controlling shareholder	-	-	-	-	-	-	-	6	6
Translation adjustments	-	-	-	-	(9)	-	(9)	-	(9)

As of March 31, 2014	3,784	38	11,340	770	7	(14)	12,141	5	12,146
Net income	-	-	-	1,150	-	-	1,150	(7)	1,143
Cash dividend ($0.30 per share)	-	-	-	(1,138)	-	-	(1,138)	-	(1,138)
Exercise of share options	18	-	30	-	-	-	30	-	30
Acquisition of a subsidiary	-	-	-	-	-	-	-	25	25
Contribution from a non-controlling shareholder	-	-	-	-	-	-	-	26	26
Translation adjustments	-	-	-	-	1	-	1	-	1

As of March 31, 2015	3,802	38	11,370	782	8	(14)	12,184	49	12,233
Net income	-	-	-	1,251	-	-	1,251	13	1,264
Cash dividend ($0.40 per share)	-	-	-	(1,521)	-	-	(1,521)	-	(1,521)
Translation adjustments	-	-	-	-	(42)	-	(42)	-	(42)
As of March 31, 2016	3,802	38	11,370	512	(34)	(14)	11,872	62	11,934

The accompanying notes are an integral part to these consolidated financial statements.

F - 6

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2014	2015	2016
	$	$	$
Cash flows from operating activities:
Net income	595	1,143	1,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	557	393	317
Write down of inventories	125	80	25
Write down of property, plant and equipment	-	-	117
Loss (gain) on disposal of property, plant and equipment	23	(110)	-
Deferred income taxes	(15)	(12)	-
Changes in operating assets and liabilities:
Accounts receivable	801	214	(1,378)
Inventories	(868)	1,539	687
Prepaid expenses and other assets	70	100	249
Accounts payable	62	2	(291)
Accrued expenses and other liabilities	344	697	195
Income tax payable	121	55	103
Long-term deposits	(167)	122	(32)
Net cash provided by operating activities	1,648	4,223	1,256

Investing activities:
Purchase of property, plant and equipment	(73)	(129)	(524)
Proceeds from disposal of property, plant and equipment	41	110	60
Acquisition of a subsidiary	-	(19)	-
Repayment from amount due from an equity method investee	110	-	-
Increase in long-term loan receivable	(269)	-	-
Repayment from long-term loan receivable	-	184	-
Release of bank pledged deposit	-	643	-
Contribution from a non-controlling shareholder	6	26	-
Net cash (used in) provided by investing activities	(185)	815	(464)
Financing activities:
Proceed from exercise of employee share options	-	30	-
Cash dividends paid	(568)	(758)	(1,364)
Repayment of bank loans	(112)	-	-
Net cash used in financing activities	(680)	(728)	(1,364)
Net increase (decrease) in cash and cash equivalents	783	4,310	(572)
Cash and cash equivalents at the beginning of year	4,634	5,416	9,727
Effect of exchange rate changes on cash	(1)	1	(15)
Cash and cash equivalents at the end of year	5,416	9,727	9,140

Supplemental cash flow information:
Interest	1	7	-

Income taxes	66	91	120

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Accounts receivable - Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(e) Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labour and overheads associated with the manufacturing process. Write down of potential obsolete or slow moving inventories is recorded based on management's assumptions about future demands and market conditions.

(f) Goodwill - Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company test goodwill for impairment in March of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

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

No impairment expenses are recognized for long-lived assets during the years ended March 31, 2014, 2015 and 2016.

(i) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and loan receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables and loan receivable are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable and loan receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 54%, 78% and 80% of the balances of accounts receivable as of March 31, 2014, 2015 and 2016, respectively.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Staff retirement plan costs - The Group's costs related to the staff retirement plans (see note 12) are charged to the consolidated statement of operations as incurred.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Stock-based compensation - The Group has a stock-based employee compensation plan, as be more fully described in note 13. The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

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

(r) Comprehensive (loss) income - Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax, the amounts of $(9), $1 and $(42) for the years ended March 31, 2014, 2015 and 2016, respectively.

The Group presents the components of net income, the components of other comprehensive (loss) income and total comprehensive income in two separate but consecutive statements.

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2015 and 2016. As of March 31, 2015 and 2016, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.

(t) Non-controlling interest - Non-controlling interest have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

F - 13

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recent issued accounting standards not yet adopted – In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The guidance is effective for interim and fiscals years beginning after December 15, 2015 with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

F - 14

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recent issued accounting standards not yet adopted - continued - In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

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

The Group's operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited ("Nissin Shenzhen") and Kayser Myanmar, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2014, 2015 and 2016.

Nissin Shenzhen, which is established and operated in China, is subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2014, 2015 and 2016. However, Kayser Myanmar enjoyed a tax exemption for the year ended March 31, 2016 until the end of December, 2017, as a result, no tax expense is noted in Yangon of Myanmar.

The manufacturing operations of Hi-Lite Camera Company Limited ("Hi-lite") in Long Hua, Shenzhen was conducted pursuant to agreement entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreement, collectively the "BFDC Agreement").

Under the BFDC Agreement, the Group (excluding Nissin Shenzhen) was not considered by local tax authorities to be doing business in China; accordingly, the activities of the Group (excluding Nissin Shenzhen) in China had not been subject to local taxes. The BFDC was responsible for paying taxes they incur as a result of the operation under the BFDC Agreement.

In April 2015, Hi-lite has ceased operating under the BFDC Agreement. All the Group's operations in China in the future will be conducted through Nissin Shenzhen. The BFDC Agreement in Long Hua and the sub-contracting license of Hi-lite also expired in March 2016.

As part of the manufacturing operations of the Group (excluding Nissin Shenzhen) are was carried out in China under the BFDC Agreement, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21 (DIPN 21), 50% of the related income for the year arising in Hong Kong was not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax had been determined based on such tax relief.

The Group has ceased operating under the BFDC Agreement in April 2015. According to DIPN 21, the apportionment of profits on a 50:50 basis is no longer applicable during the year ended March 31, 2016.

F - 16

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The components of income before income taxes are as follows:

	Year ended March 31,
	2014	2015	2016
	$	$	$

Hong Kong	649	1,104	1,361
China	118	173	146
	767	1,277	1,507

The provision for income taxes consists of the following:

	Year ended March 31,
	2014	2015	2016
	$	$	$
Hong Kong
Current tax	155	78	143
Deferred tax	(15)	(12)	-
	140	66	143
China
Current tax	32	68	100
Total	172	134	243

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2014	2015	2016
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	10.3	1.5	9.7
Changes in valuation allowances	(4.4)	(1.6)	(6.8)
Overprovision of profits tax in prior year	(2.0)	(3.8)	(0.2)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(2.7)	(2.8)	0.8
Others	4.6	0.6	(4.0)
Effective tax rate	22.3	10.4	16.0

F - 17

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2015	2016
	$	$
Deferred tax liability:
Property, plant and equipment	35	34
Deferred tax asset:
Tax loss carryforwards	(725)	(614)
Valuation allowance	722	612
Total net deferred tax asset	(3)	(2)
Net deferred tax liability	32	32

Movement of valuation allowances are as follows:

	Year ended March 31,
	2014	2015	2016
	$	$	$

At the beginning of the year	805	803	722
Changes in prior year tax losses carry forward	32	(60)	(8)
Current year reduction	(34)	(21)	(102)
At the end of the year	803	722	612

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized. As of March 31, 2015 and 2016, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2015 and 2016, tax losses amounting to approximately $4,392 and $3,720, respectively may be carried forward indefinitely.

As of March 31, 2015 and 2016, the Group's China subsidiary had no tax loss that would expire five years from respective financial years incurring the losses.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2015 and 2016, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2008 to 2016 remain subject to examination by the Hong Kong tax authority.

4.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2015	2016
	$	$

Raw materials	1,012	774
Work in progress	141	29
Finished goods	928	622
	2,081	1,425

Slow moving inventories amounting to $125, $80 and $25 were written off during the years ended March 31, 2014, 2015 and 2016, respectively.

F - 19

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2015	2016
	$	$
At cost:
Machinery and equipment	12,027	12,205
Furniture and fixtures	441	441
Leasehold improvements	493	493
Motor vehicles	87	153
Total	13,048	13,292
Less: Accumulated depreciation and impairment	(11,954)	(12,171)
Property, plant and equipment, net	1,094	1,121

Depreciation expense incurred for the years ended March 31, 2014, 2015 and 2016 were $557, $393 and $317, respectively.

Write off of property, plant and equipment amounting to $nil, $nil and $117 during the years ended March 31, 2014, 2015 and 2016, respectively.

6.	INVESTMENTS IN EQUITY METHOD INVESTEE

The following table provides a reconciliation of the investments in equity method investees in the Group's consolidated balance sheet as of March 31, 2015 and 2016 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2015	2016
	$	$
The Group's proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)
Investments in equity investees reported in the consolidated balance sheet	-	-

On August 5, 2003, the Group acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) was engaged in the trading of camera batteries, films and disposable cameras and became inactive. Such investment was fully impaired as of March 31, 2015 and 2016.

F - 20

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

7.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2015	2016
	$	$

Accrued payroll and employee benefits	1,959	2,185
Deposits received from customers	17	26
Accrued audit fee	270	252
Others	183	326
	2,429	2,789

8.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,185, $1,133 and $1,111 for the years ended March 31, 2014, 2015 and 2016, respectively.

As of March 31, 2016, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2017	922
2018	74
996

(b)	As of March 31, 2015 and 2016, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment of $115 and $20, respectively.

9.	TREASURY STOCK

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1,000. During the year ended March 31, 2011, the Company repurchased 6,049 shares at consideration of $15 of which 1,000 shares were subsequently transferred to an employee upon the exercises of his employee stock options in February 2011. The remaining 5,049 shares were held in treasury as of March 31, 2015 and 2016 and are not eligible to vote.

F - 21

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Group's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivables.

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

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2015 and 2016 are as follows:

	Percentage of
	accounts receivable
	2015	2016
	%	%

Customer A	33.8	45.3
Customer B	16.6	N/A
Customer C	16.2	12.9
Customer D	N/A	11.0
Three largest receivable balances	66.6	69.2

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2014	2015	2016
	$	$	$

At beginning of year	6	6	6
Allowance for the year	-	-	-
At end of year	6	6	6

F - 22

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2014, 2015 and 2016 are as follows:

	Year ended March 31,
	2014	2015	2016
	%	%	%

Customer A (note a)	36.9	38.3	44.1
Customer B (note b)	N/A	13.1	12.2
Customer C (note b)	N/A	N/A	14.0

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.

11.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2014	2015	2016
	$	$	$
Net income attributable to Highway Holdings Limited's shareholders, basic and diluted	596	1,150	1,251

Shares:
Weighted average common shares used in computing basic net income per share	3,778,825	3,786,542	3,801,874

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	9,779	8,259	-
Weighted average common shares used in computing diluted net income per share	3,788,604	3,794,801	3,801,874

Net income per share, basic	0.16	0.30	0.33

Net income per share, diluted	0.16	0.30	0.33

No option to purchase common shares was excluded in the computation of 2014 and 2015 diluted net income per share as the effect was dilutive. All share options were exercised or lapsed before the year ended March 31, 2015. No share option is outstanding for the year ended March 31, 2015 and 2016.

F - 23

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	Staff Retirement Plans

The Group operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group.

The MPF are available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on the staff's relevant income.

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

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $215, $193 and $212 for the years ended March 31, 2014, 2015 and 2016, respectively.

13.	STOCK OPTIONS

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

No options were granted by the Company for the years ended March 31, 2014, 2015 and 2016.

As of March 31, 2015 and 2016, there were no unrecognized compensation cost related to non-vested stock options granted under the Option Plan, nor any non-vested stock options. All share options were exercised or lapsed at March 31, 2015. No share option is outstanding during the years ended March 31, 2015 and 2016.

F - 24

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

13.	STOCK OPTIONS - continued

A summary of stock option activity during the years ended March 31, 2014, 2015 and 2016 is as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average	fair value	remaining
	stock	exercise	per stock	contractual
	options	price	option	life (years)
		$	$

Outstanding as of April 1, 2013	25,000	1.65	0.95	1.61
Exercised	(18,000)	1.65	0.95
Lapsed/cancelled	(7,000)	1.65	0.95
Outstanding as of March 31, 2014, 2015 and 2016	-	-	-	-

The aggregate intrinsic values of the stock options outstanding as of March 31, 2014, 2015 and 2016 was $27, $nil and $nil, respectively.

14.	SEGMENT INFORMATION

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

Intersegment sales arise from transfer of goods between segments. These sales are generally at price consistent with what the Group would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2014	2015	2016
	$	$	$
Net sales:
Metal stamping and Mechanical OEM	13,820	12,520	10,268
Electric OEM	9,116	9,853	12,667
Total net sales	22,936	22,373	22,935

Operating income:
Metal stamping and Mechanical OEM	527	745	738
Electric OEM	352	605	916
Corporate	(86)	(79)	(138)
Total operating income	793	1,271	1,516

Interest expense:
Metal stamping and Mechanical OEM	1	-	-
Electric OEM	-	-	-
Total interest expense	1	-	-

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	306	226	137
Electric OEM	251	167	180
Total depreciation and amortization	557	393	317

Capital expenditure:
Metal stamping and Mechanical OEM	44	71	226
Electric OEM	29	58	298
Total capital expenditure	73	129	524

F - 26

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	SEGMENT INFORMATION - continued

	As of March 31,
	2015	2016
	$	$
Total assets:
Metal stamping and Mechanical OEM	9,123	7,268
Electric OEM	7,732	9,638
Corporate	132	133
Total assets	16,987	17,039

	As of March 31,
	2015	2016
	$	$
Long-lived assets:
Metal stamping and Mechanical OEM	609	518
Electric OEM	485	603
Total long-lived assets	1,094	1,121

All of the Group's sales are co-ordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2014	2015	2016
	$	$	$
Net sales:
Hong Kong and China	5,086	4,703	5,662
Other Asian countries	1,489	1,734	134
Europe	15,564	15,153	16,342
North America	797	783	797
	22,936	22,373	22,935

All of the Group's long-lived assets are located in Hong Kong and China.

15.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2014, 2015 and 2016.

F - 27

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

16.	BUSINESS COMBINATION

The Company acquired 25% equity interest in Kayser Myanmar on June 9, 2014 at a consideration of $25 and further acquired 50% equity interest in Kayser Myanmar on March 9, 2015 at a consideration of $50. The provisional assets and liabilities of Kayser Myanmar had been recorded at fair values on the date of acquisition.

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

$
Goodwill arising on acquisition:
Cash consideration paid	50
Add: Non-controlling interests	25
Add: Interest in equity investee previously held	25
Less: Identifiable net assets acquired	(23)
Goodwill arising on acquisition	77

$
Net cash outflow arising on acquisition is determined as follows:
Cash consideration paid	(75)
Bank balance and cash acquired	56
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

* * * * * *

F - 29