Form 20-F
period 2017-03-31
HIGHWAY HOLDINGS LTD
filed 2017-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 3,801,874 Common Shares were outstanding as of March 31, 2017.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

FORWARD - LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	the Company’s goals, strategies and expansion plans;

•	the Company’s business development, financial condition and results of operations;

•	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense item;

•	the demand for, and market acceptance of, the Company’s products and services;

•	changes in the Company’s relationships with its major customers;

•	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

•	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 3, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to Myanmar are to the Republic of the Union of Myanmar (“Myanmar”). Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. The U.S. Securities and Exchange Commission is referred to in this Annual Report as the “SEC.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2017 and the balance sheet data as of March 31, 2016 and 2017 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2013, 2014 and 2015 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2013	2014	2015	2016	2017
Statement of Operations
Net sales	$21,933	$22,936	$22,373	$22,935	$19,603
Gross profit	4,904	5,452	5,717	5,928	5,570
Operating income	355	793	1,271	1,516	761
Net income attributable to Highway Holdings Limited shareholders	448	596	1,150	1,251	527
Per share amounts
Net income-basic	$0.12	$0.16	$0.30	$0.33	$0.14
Net income-diluted	0.12	0.16	0.30	0.33	0.14
Dividend declared(1)	0.12	0.12	0.30	0.40	0.27
Weighted average number of shares:
Basic	3,779	3,779	3,787	3,802	3,802
Diluted	3,781	3,789	3,795	3,802	3,802
Dividend declared(1)	$454	$454	$1,138	$1,521	$1,026

Balance Sheet Data
Property, plant and equipment, net	$1,769	$1,213	$1,094	$1,121	$954
Working capital	10,131	10,374	11,016	10,657	10,200
Total assets	15,352	15,776	16,987	17,039	17,552
Long term debt	112	-	-	-	—
Common shares	38	38	38	38	38
Total equity	12,008	12,146	12,233	11,934	11,310
Common shares issued and outstanding	3,784	3,784	3,802	3,802	3,802

(1)	Represents dividends declared during the fiscal year and not necessarily the payment date (dividends declared in one fiscal year may have been be paid to shareholders in the subsequent fiscal year).

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. The following discussion highlights all the material risks the Company faces.

The Company is now Required to Conduct its Manufacturing Operations Under Certain Rules and Regulations Applicable to Domestic Chinese Companies That Previously Did Not Affect the Company. Since the Company commenced its manufacturing operations in China in 1991, the Company has conducted its operations in Long Hua, Shenzhen, China, pursuant to various agreements entered into, primarily, between two of the Company’s subsidiaries and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Under the BFDC Agreements, the BFDC was the party responsible for providing manufacturing facilities for the Company and for supplying workers to the Company. The Company paid the BFDC a management fee and certain other charges for the use of the facilities and the services of the workers. Because the Company’s manufacturing operations in Long Hua, Shenzhen, were conducted under the BFDC Agreements, its operations were not subject to many of the rules and regulations that would be imposed on entities that were considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China). For example, the Company did not have to apply for permits or licenses in China or to register to do business in China and received beneficial treatment with respect to import/export taxes and duties.

In 2010, the Company received official governmental notice that the foregoing BFDC license structure of operations would no longer be permitted and that, accordingly, all foreign companies operating under that structure, including the Company’s two subsidiaries that operated in Shenzhen, would have to reorganize their operations and register in China as a local company. As a result of the foregoing governmental decree, the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, and discontinued Nissin’s operations under the BFDC Agreements. All of Nissin’s assets, equipment, employees and manufacturing operations were transferred from Nissin Precision Metal Manufacturing Limited (herein referred to as “Nissin HK”), one of its Hong Kong subsidiaries, to Nissin PRC in 2011. The Company’s other operating entity in Shenzhen, China, Hi-Lite Camera Company Limited (“Hi-Lite”), continued to operate in Shenzhen under the BFDC Agreements until 2016. However, Hi-Lite has now also transferred all of its assets and operations to Nissin PRC and has officially ceased operating under the BFDC Agreement. Hi-Lite is currently being dissolved. The dissolution process normally takes several years and involves several governmental agencies. While the Company believes that it has made all necessary payments to dissolve Hi-Lite, no assurance can be given that these governmental agencies will not during the dissolution process determine that the Company has to make additional payments to complete the dissolution. As a result of the termination of the operations of both Nissin HK and Hi-Lite, all of the Company’s future operations in China are now conducted through Nissin PRC. A foreign owned subsidiary, such as Nissin PRC, that is registered in China is commonly known as a “foreign invested enterprise” (a “FIE”), or as a “Wholly Foreign Owned Enterprise” (a “WFOE”). As a new PRC registered WFOE, Nissin PRC is now permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China under the BFDC Agreements. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. To date, the Company has managed to restructure the operations of its new PRC subsidiary in a manner that has enabled it to comply with the additional rules and regulations. However, no assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC and will be able to comply with future regulations and restrictions.

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

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, China, in Particular, Have Significantly Increased the Costs and Risks of Doing Business. For the past few decades, foreign owned enterprises such as the Company have established manufacturing/assembly facilities in China because of China’s lower labor costs, lower facilities costs, less stringent environmental regulations, and certain benefits provided to foreign entities to encourage operations in China. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed many of its laws and regulations applicable to foreign owned enterprises and has removed many of the laws that encourage foreign investment. In addition, the cost of labor, real estate and raw materials has significantly increased, and major economic and social changes have occurred in China. Combined, these new laws, increased costs, and the changes in the social and economic environment have made operating in China as a foreign owned manufacturer much more expensive and difficult and, in general, have made operating in China less attractive financially. Changes that continue to affect the Company include increased enforcement of laws affecting workers (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration), changing environmental regulations, more burdensome import/export regulations. For example, the recently enacted regulations now require companies to make payments to up to six different employee benefit funds for each employee, which has significantly increased the Company’s cost of employment. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. Employees now have the right to enforce labor laws relating to their termination and the right to strike. The Company has, in the past, been subject to labor strikes and may be subject to labor action in the future. These factors have significantly increased the cost of doing business in China which, in turn, has required the Company to increase its prices to its customers. The increased prices charged to customers has resulted in the loss of some customers who have decided to source their parts from original equipment manufacturers (“OEMs”) located other low-cost countries, such as Myanmar, Vietnam, and Mexico. The foregoing factors have adversely affected the Company’s recent financial results. While the Company has taken steps to offset the costs and burdens of doing business in China (primarily by increasing automation and moving labor intensive activities to Myanmar), no assurance can be given that in the longer term the Company will be able to continue to operate in China and/or prosper under the new and evolving business or regulatory conditions in China.

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

Increased Wages And The Other Costs Of Labor in China Have a Material Negative Affect The Company’s Operations And Continue to Increase Its Operating Costs. Minimum wages in China in general, and in Shenzhen in particular, have significantly increased during the past few years. While the Company pays its employees more than the minimum wage, the increase in the minimum wage has required the Company and other local manufacturers to increase their salaries by approximately the same percentage. Increases in wages also result in increases in employer contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These increases in the cost of labor will continue to increase the Company’s operating costs and will adversely affect its financial results unless the Company is able pass on such increases to our customers by increasing the prices of our products and services. In response to the increased cost of labor (as well as the other increases in doing business in Shenzhen), the Company has increased the prices that it charge its customers. The effect of these increases in the prices of the Company’s products and services has resulted, and may continue to result in the loss of customers, who may seek, and are able to obtain, products and services comparable to those we offer in lower-cost regions of the world or from certain local Chinese companies that receive governmental support of subsidies. During the past few fiscal years, one of the Company’s larger customers was unwilling to pay the higher prices that the Company had to charge in response to higher cost of operations and, accordingly, no longer uses the Company’s services. Future increases in the Company’s costs and in the prices that it charges its customers may result the loss of additional customer and in the loss of revenues, which could affect the Company’s financial results.

In response to these material, continuing increases in wages and labor related costs, the Company has, during the past few years, been increasing the amount of automation and its use of robotics in its operations and has been attempting to move most of the Company’s labor intensive work to lower labor cost countries. As a result of the increased automation and its ability to shift labor intensive operations to Myanmar (formerly Burma), the Company has been able to reduce the number of employees that it employs in Shenzhen from almost two thousand a few years ago, to approximately 235 currently. However, the cost of acquiring and manufacturing automation equipment has been high, and the increases in productivity and the decreases in the cost of production that result from automation have not fully offset the increased labor costs. As a result, during the past two years the Company has been shifting much of its labor intensive assembly operations from Shenzhen, China, to Yangon, Myanmar, a city/country where labor costs are substantially lower than in Shenzhen, China. During the fiscal year ended March 31, 2017, the Company owned an 84% interest of a Myanmar company that operates an assembly facility in Yangon, Myanmar. Since the end of the last fiscal year, the Company increased its ownership interest in the Myanmar manufacturing company to 84%. The Company intends to increasingly shift its labor intensive operations and other functions that are highly regulated in China (such as painting and plating), to that Myanmar facility.

The Company Faces Numerous Risks In Its Expanding Operations In Myanmar. Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to own an interest in a Myanmar company. In addition, the U.S. and European Union recently lifted many trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. Due to the increasing costs and regulatory burdens of operating in China, a few years ago the Company decided to transfer much of its China operations to Myanmar. Accordingly, in March 2015 the Company completed its acquisition of 75% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company registered to operate in Myanmar. In January 2017 the Company increased its ownership interest in Kayser Myanmar to 84%. During the past two fiscal years, the Company has transferred equipment from its Shenzhen, China, facilities to the Myanmar company in order to enable the Myanmar company to assemble and manufacture the Company’s products. To date, the Company has shifted the assembly of two of its product lines, some manufacturing functions, and its painting operations to Kayser Myanmar as part of the Company’s plan to shift much of its labor intensive assembly and manufacturing operations to Myanmar. In addition to the assembly services currently performed in Myanmar, the Company recently commenced transferring some of its component manufacturing equipment to Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include the labor relations issues (including strikes), lack of infrastructure, high rent for suitable factories and land (which rates appear to be continuing to increase), uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate. Such currency fluctuations could affect the operations in Myanmar, which would impact the Company’s plan to relocate some of its assembly functions to the Yangon, Myanmar facility. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

The Company Recently Experienced a Worker’s Strike In Myanmar, Which Affected its Operations and May Continue to Negatively Impact the Company’s Future Operations in Myanmar. Earlier this year, Myanmar workers at unaffiliated garment factories near Kayser Myanmar’s facilities in Yangon went on strike because of the working conditions and wages at those other factories. The success of the strikes at other factories seems to have encouraged some workers at the Kayser Myanmar factory to make demands on that company. As a result, while both the working conditions and wages at Kayser Myanmar are substantially better and higher than at the nearby garment facilities, a number of workers at Kayser Myanmar also went on strike. In order to reduce the impact of the partial strike on the operations of Kayser Myanmar, that company chose to increase the salaries that it paid to the workers who did not go on strike. While a larger strike at Kayser Myanmar was averted, Kayser Myanmar’s overall cost of labor has increased. Furthermore, to address the issues that arose primarily at the unaffiliated garment factories, the Myanmar government may make material changes to the labor laws in Myanmar, which labor law changes could make operating in Myanmar by Kayser Myanmar more expensive and difficult. Since the Company’s plan is to shift much of its expensive and highly regulated work from its China facility to Kayser Myanmar, increasing the cost of labor and imposing additional regulations in Myanmar may make the future operations in Myanmar economically uninteresting. No assurance can be given that Kayser Myanmar will be able to operate in a cost efficient manner in the future. Should Kayser Myanmar continue to experience increased costs and regulatory restrictions, the Company may lose the low cost benefits of operating in Myanmar that it was expecting in order to continue to service its larger clients.

The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly and Manufacturing Operations To Myanmar. Shifting part of its assembly and manufacturing operations from the higher cost operations in China to the lower cost facility in Myanmar is part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. However, the Company will not be able to shift its assembly and/or manufacturing operations from Shenzhen, China, to Yangon, Myanmar, without the prior approval of its customers. To date, a few of the Company’s customers have permitted some of the assembly work on their products to be subcontracted to the Myanmar facility. While the quality of the products manufactured at Kayser Myanmar has satisfied the Company’s customers, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of political and public relations issues. Unless more of the Company’s customers allow the Company to shift the assembly and/or manufacture of products to Myanmar, the Company’s goal of offsetting its high costs of assembly in China may not be fully realized. While the Myanmar operations have, to date, met the expectations of the Company and its customers, no assurance can be given that enough assembly and manufacturing work can be subcontracted to Myanmar to materially lower the Company’s overall costs and to improve its price competitiveness.

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

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of numerous events that have threatened the business relations between the countries. These strains on U.S./China relations could affect the ability of foreign companies listed on U.S. stock markets, such as the Company, from operating in China. Also, strains between the U.S. and China could interfere with the ability of companies manufacturing in China from engaging in business with, or selling to the U.S. or to U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

China’s Political Issues With Japan Could Harm The Company’s Operations. As a result of the dispute between Japan and China (such as the dispute over the Senkaku/Diaoyu island chain), the business environment has deteriorated for companies in China that do business with Japan or otherwise appear to be connected to Japan. Since the name of the Company’s subsidiary in China is a Japanese name (“Nissin”), and possibly because that subsidiary produces products for Japanese customers, the Company believes that its subsidiary has been subject to heightened scrutiny by Chinese authorities that may impact its operations. Accordingly, political strains between China and Japan may negatively impact the Company on-going operations in China.

Labor Shortages and Turnover. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the aftereffects of China’s one-child policy, the Company has recently experienced difficulty in filling its lower cost labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. The Company regularly faces severe labor shortages in Shenzhen as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, many of the Company’s assembly workers have to be replaced every year. The cost of hiring and training new employees adds to the Company’s overall cost of operations. Myanmar also observes an extended new year’s celebration during which all workers leave.

Import Duties and Restrictions May Negatively Affect The Company’s Operations and Liquidity. China is increasingly regulating and monitoring imports of raw materials and parts by manufacturers in China, which regulations make it more burdensome and expensive to import the materials the Company needs to manufacture its products. Failure by the Company or by third parties who perform transportation services for the Company to comply with the import regulations can lead to financial penalties on the Company, to additional restrictions on import activities, and could even result in the prohibition of future duty free import/exports by the Company. Any such prohibition would adversely affect the Company’s business and operations. No assurance can be given that the Company or its transportation service providers will be able to, or will in fact fully comply with the increased import regulations. Furthermore, the local authorities in China in 2012 imposed a “Customs License Deposit” on the import of raw materials, including sheet metal imported by the Company. These customs deposits serve as a guarantee to make sure that importers, including the Company, re-export all imported materials within a one-year period. As a result of this new deposit requirement, the Company has had to deposit refundable payments with the Chinese Customs Department based on its import contracts for raw materials. These deposits are refundable, and the Chinese Customs Department have, to date, returned these funds to the Company. Nevertheless, the Company will continually have to deposit funds with the Chinese Customs Department, which deposits will decrease the amount of cash available to the Company to fund its liquidity needs. Should the Chinese Customs Department delay the release of the remaining deposits, or should new, larger deposits be required, the Company’s liquidity could be negatively affected while its cash is held by the Chinese Customs Department.

The Global Economic Uncertainty and Weakness Has In the Past Adversely Affected The Company’s Business And Do So Again In the Future. Most of the Company’s customers are international companies that operate globally or serve global markets. The Company’s largest customers serve the European market. As a result, the Company’s customers have in the recent past been affected by the unstable financial and credit markets generally, and in Europe in particular, and by the downturn in many European economies. Although the Company’s principal customers have gradually been increasing the amount of purchases from the Company, a new round of instability of the markets and weakness of the global (and European) economy could adversely affect the future demand for the Company’s customers’ products and the amount and timing of their orders. Fluctuating economic uncertainties are expected to continue to affect the Company’s operations, earnings and financial condition. The instability also affects the prices at which the Company can sell its products, which in turn adversely affects the Company’s earnings and financial condition and its relations with its customers.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2017 and 2016 the Company’s aggregate sales to its four largest customers accounted for approximately 79.3% and 79.8% of net sales respectively. While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines. While the Company has in the past either been able to replace major customers or to increase the amount of orders it receives from its remaining customers, no assurance can be given that the Company will be able to do so in the future. In addition, with few, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2017 and 2016, accounts receivable from the three customers with the largest receivable balances at year-end represented, in the aggregate, 72.9% and 69.2% of the total outstanding receivables, respectively.

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

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been reluctant, or even unable to pass through significant materials cost increases. This has, at times, led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has also lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based on its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong’s shipping port and business/banking facilities. However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located at sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. The significantly increases in the cost of operating in China, including changes in labor laws, changes in environmental regulations and in the enforcement of such regulations, increases in safety regulations, and a general increase in the cost of doing business have all collectively eroded many of the advantages of operating in China. No assurance can be given that the Company will continue to be able to compete effectively against companies based in China or, in particular, those operating outside of China.

Dependence on the Long Hua, Shenzhen, China, Factory Complex. The Company currently operates its sole manufacturing facility in Long Hua, Shenzhen. Although the Company also assembles and manufactures parts and components in its 84%-owned Myanmar subsidiary, the Company currently is, and will continue to be heavily dependent upon its Long Hua, Shenzhen facility. The loss of the Shenzhen facility, or any material disruption of operations at the Shenzhen facility, would be costly, would materially disrupt the Company’s overall operations, and would have a material and adverse impact on the Company’s operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $10 million, covering its stock in trade goods and merchandize, furniture and equipment in China. The scope of the insurance coverage, and the amount of financial coverage provided by this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company’s financial condition, business and prospects. The Company may not be able to move its principal facilities from its current location in Long Hua without significant cost and expense. For example, if the Company were to permanently re-locate its manufacturing facilities (because it cannot extend its leases or for other reasons) outside of the current locality, under local law the Company would have to terminate all of its employees and pay substantial termination fees and severance. The amount of such employment termination fees could substantially impact the Company’s financial condition.

Fluctuation in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange losses of $19,000, $21,000 and $125,000 in the fiscal years ended March 31, 2017, March 31, 2016 and 2015, respectively. However, these currency fluctuations have in the past been more significant and have, in those prior years, materially affected the Company’s financial results. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China and Myanmar. The Company sells its products to customers in Europe, Hong Kong, North America and elsewhere in Asia. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Acquisitions Or Strategic Investments, Including The Recent Expansion Into Myanmar (Burma), May Not Be Successful And May Harm The Company’s Operating Results. The Company has in the past, and may in the future, acquire, invest in, or enter into strategic arrangements with other companies in China and elsewhere (including elsewhere in Asia, Europe or even in North or Central America). For example, as part of its strategy to reduce some of its operating expenses, in the past few years the Company acquired an 84% interest in a Myanmar company and a 51% interest in a venture that it co-owns with ACI Group GmbH, a company based in Zimmern, Germany. The German company was established to manufacture a series of lower cost, proprietary CO2 cleaning systems for industrial and commercial cleaning applications. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

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

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Myanmar and China. Substantially, all of the Company’s assets are located in the PRC and Myanmar, and no assets, employees or operations are located in the U.S. In addition, most of the Company’s directors and all of its executive officers reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. As of June 26, 2017, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 24% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company attempts to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company made three dividend payments in the year ended March 31, 2017 (a total of $0.30 per share in fiscal 2017) and four dividend payments in the fiscal year ended March 31, 2016 (a total of $0.40 per share in fiscal 2016). In addition, the Company paid a $0.07 per share dividend on April 10, 2017. Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Item 4.	Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. During the fiscal year ended March 31, 2015, the Company purchased a 75% equity interest in Kayser Myanmar Manufacturing Company Ltd. (Kayser Myanmar), a company registered to operate as a foreign company in Myanmar. In 2017, the Company increased its ownership interest in Kayser Myanmar to 84%. Kayser Myanmar currently assembles products for the Company at its product assembly facility in Yangon, Myanmar.

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the (“IBCA”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA, and simultaneously with such repeal, the Company was automatically re-registered under the BVI Business Companies Act, 2004, BVI’s corporate law that replaced the IBCA. As of the date of this Report, Highway Holdings Limited conducts all of its operations through six wholly-owned or controlled subsidiaries that carry out the Company’s business from Hong Kong, the Company’s principal manufacturing factory in Shenzhen, China, and from its majority-owned facility in Yangon, Myanmar.

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China. From 1991 until the reorganization that commenced in 2011 (see, “Reorganization” below), the Company’s metal stamping and other operations were conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Under the BFDC Agreements, the Company’s Long Hua, Shenzhen, operations were provided with both manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company paid management fees based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex. Under the BFDC Agreements, the Company’s operations were limited by the terms of those agreements, and the Company could not sell its products in China. As discussed in “Reorganization” below, all BFDC Agreements have been terminated, and the Company now operates in Shenzhen, China, through “Nissin Metal and Plastic (Shenzhen) Company Limited” (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is a registered company in the PRC.

Since its organization in 1990, the Company has primarily been a manufacturer of high quality metal parts for major Japanese and German customers. The Company’s metal stamping capabilities have, however, over the years been supplemented with additional manufacturing and assembly capabilities, such as the ability to manufacture and assemble plastic, electronic and electrical parts, components and complete products. As a result, the Company has evolved from a company that was only engaged in manufacturing simple metal parts to a company that has the capabilities to manufacture and assemble larger complex components, subsystems, subassemblies and even entire products for its clients.

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

Reorganization. In 2010 the regional governments announced that the BFDC Agreement form of license arrangement used by the Company and numerous other foreign businesses to operate in China would no longer be permitted. All foreign companies operating in China under this type of subcontract arrangement were required to transfer their licensed China operations in foreign-owned companies organized and registered in China. The Company conducted its operations in Shenzhen, China, through the BFDC Agreements that were entered into by two of its subsidiaries known as (i) Nissin Precision Metal Manufacturing Limited (“Nissin HK”), the manufacturing subsidiary, and (ii) Hi-Lite Camera Company Limited (“Hi-Lite”), the assembly subsidiary. In May 2011 the Company formed Nissin PRC, a new, PRC-registered subsidiary, and transferred the cash, assets, employees and operations of Nissin HK under the BFDC Agreements to Nissin PRC. Hi-Lite did not convert its operations into a PRC-registered company and continued to operate Hi-Lite under the BFDC Agreement until March 2016. During the fiscal year ended March 31, 2016 Hi-Lite transferred its remaining operations to Nissin PRC (the reorganization of Nissin HK and Hi-Lite is herein referred to as the “Reorganization”). Accordingly, all of the Company’s operations in China since the beginning of the fiscal year ended March 31, 2017 have been conducted through its Nissin PRC subsidiary.

As a result of the reorganization at the Company’s manufacturing facilities in Shenzhen, China, the Company has also had to increase certain of its administrative functions in Hong Kong. Currently, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are now being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at either the factory in Long Hua, Shenzhen, China, or the facility in Yangon, Myanmar. To facilitate the operations of the Myanmar company, much of the assembly equipment and some of the component manufacturing equipment has been transferred by the Company from its Shenzhen, China, facility to the Company’s majority-owned subsidiary in Yangon, Myanmar. The Company intends to move more of its component manufacturing operations from Shenzhen to Yangon.

As part of the Reorganization, the Company transferred the former BFDC licensed operations of Nissin HK to Nissin PRC. (A foreign owned subsidiary such as Nissin PRC that is established in China is commonly known as a foreign invested enterprise, a “FIE”, or as a “Wholly Foreign Owned Enterprise,” or a “WFOE.”) As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements under the BFDC Agreements, Nissin PRC will be subject to China’s tax codes and will be subject to the rules and regulations applicable to PRC registered companies.

As a result of the Reorganization, the Company is now structured as follow:

•	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Vistra ( BVI) Limited , Vistra Corporate Services Centre,Wickhams City ll, Road Town, Tortola, British Virgin Islands VG1110.

•	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

•	The Company’s manufacturing and assembly operations are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

•	Some of the Company’s assembly and manufacturing operations are, now being conducted in Yangon, Myanmar, through its majority-owned subsidiary, Kayser Myanmar. The Company owns an 84% interest in Kayser Myanmar.

Strategic Realignment of Assembly Operations—New Myanmar Assembly Facility

The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility in Shenzhen have significantly increased, and the cost advantages of operating in China have significantly decreased. The Company was not always able to pass the increased costs through to the Company’s international customers, some of whom elected to move some of their OEM requirements to other, low labor cost, developing countries. In order to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a.        In order to increase its production efficiency and reduce costs, the Company has been restructuring its manufacturing methods and, where possible, has been supplementing its manufacturing with automation or semi-automated equipment. As a result, during the past five years the Company has been able to reduce its labor force by almost one-half.

b.        The Company has been shifting its labor intensive assembly, and recently some of its manufacturing, operations to Yangon, Myanmar (formerly, Burma), a developing country that has started to permit foreign investment in that country. The cost of operating and assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, in order to test the feasibility of operating in Myanmar, the Company subcontracted the assembly of one of the Company’s products to a third party supplier in Yangon, Myanmar. Initially, the Company loaned the owners of the Myanmar facility some funds and sold the owners some equipment with which that facility could assemble a line of the Company’s products. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in order to take advantage of this cost difference, the Company decided to purchase a 75% interest in the Myanmar company from the two owners of that Company. In June 2014 the Company purchased a 25% ownership interest in the Myanmar company, and then acquired an additional 50% interest in March 2015. As a result, as of March 31, 2015, the Company was a 75% owner of the Myanmar company known as Kayser Myanmar. In January 2017, the Company increased its ownership interest in Kayser Myanmar to 84%. Kayser Myanmar is located in Yangon and operates in an approximately 20,000 sq. ft. facility that it leases from an unaffiliated landlord. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national and a founder of Kayser Myanmar. The Company has invested, and currently intends to continue to invest additional amounts in further equipping, expanding and developing the Kayser Myanmar facility and to comply with the local capital requirements (to date, the Company has invested a total of approximately $629,000 in the Myanmar subsidiary as foreign capital, which capital infusion was approved by the Mynamar government). The Company’s goal is to gradually shift most of its labor intensive product assembly and labor intensive component manufacturing operations from Shenzhen, China, to Myanmar. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors—The Company Faces Numerous Risks In Its Operations In Myanmar” and “Risk Factors—The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar.”

Current Business Overview

The Company is a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, and to a lesser extent, in the United States). During the fiscal year ended March 31, 2017, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the fiscal year ended March 31, 2017, the Company also conducted much of its product assembly functions (and some manufacturing functions) at a facility in Yangon, Myanmar, that is now 84% owned by the Company.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which assemblies and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, print cartridges, electrical connectors, electrical circuits , vacuum cleaners, LED power supplies, stepping motors, pumps for dishwashers, and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its international management culture which includes German, Canadian, Chinese and Myanmar nationals; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM customers and retain its existing customers. For example, the Company is capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller manufacturing operations in Shenzhen, the Company manufactures more complex parts, components and entire products that utilize more of the Company’s vertically integrated technologies. Because the Company has the ability to design, manufacture and assemble complete functional assemblies containing metal, plastic and electronics, the Company is able to manufacture complete customized products for its customers.

Industry Overview

During the past two decades, the third-party contract manufacturing industry has experienced major increases as manufacturers worldwide have increasingly outsourced the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits of using contract manufacturers (OEMs) include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality.

The Company first commenced its metal stamping operations in China in 1991. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 50 kilometers from Hong Kong. During the past few years, however, many other manufacturers have located their facilities in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company now faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its customers.

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. During the past several years, more than two-thirds of the Company’s revenues are derived from its European customers.

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

Capitalize on, and leverage its manufacturing strength: Unlike many of its manufacturing competitors, primarily those in Shenzhen, China, the Company is a vertically integrated manufacturer that can design, manufacture and assemble complex components and subassemblies. In addition, unlike some of its competitors that are limited to either metal stamping or to electronic and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing. For example, the Company manufactures stepping motors, which utilizes all of the Company’s capabilities, starting with mold and die making for the metal and plastic parts, metal stamping, deep drawing and plastic injection molding, electric coil winding, soldering, and assembling all the parts by using spot welding and riveting technologies. Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths.

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The Company has gained valuable experience in the field of automation through its current and prior joint ventures with German companies, and now is able to design and manufacture its own automated production lines. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The automated machinery has reduced the number of workers at the Company’s facilities by more than one half in the past few years. In addition to robotics that replace manual labor, the Company has also invested in machines for use in plastics manufacturing, including Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, spectrum analyzers, as well as numeric controlled stamping machines.

Reduce Its Manufacturing And Assembly Costs. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing and China no longer is competitive with certain underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company has now acquired a controlling interest in an assembly facility based in Yangon, Myanmar. The Company’s goal is to transfer much of its labor intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. By operating in Myanmar, the Company initially did not intend to either lower the prices that it charges its clients or to increase its gross margins. However, as a condition to permitting some of the Company’s manufacturing to be shifted to Myanmar, the Company has been forced to lower some of the prices of goods assembled in Myanmar, which has strained those operations. The Myanmar operations may also produce two ancillary affects: (i) As a “foreign company” under Myanmar law, Kayser Myanmar is entitled to a tax holiday on profits generated by that subsidiary; and (ii) the taxation and customs union of the European Commission has designated Myanmar as an undeveloped country whose exports are subject to tariff concessions called "preferential tariff quotas". Accordingly, the Company’s European customer that satisfy the commission’s requirements benefit from purchasing products manufactured in Myanmar, which benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Expansion by acquisition, merger, subcontract and other means: The Company continues to believe it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to access low cost labor, to gain technology know how, to expand its product offerings, and to increase its customer base. An example of the Company’s expansion strategies is the acquisition of an 84% equity interest in Kayser Myanmar. Although the Company evaluates potential strategic relationships and acquisition targets of a regular basis, the Company has not definitively identified any such other transactions.

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

The Company conducts most of its manufacturing operations in accordance with typical Japanese and German manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. The Company’s factory in China has received and maintained its ISO 9001 quality management system certification and an ISO 14001 environmental management systems certification. The Company’s quality system helps to minimize defects and customer returns and create a higher confidence level among customers.

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

Operate as a socially responsible company. The Company is committed to being a socially responsible company by operating morally and ethically, by protecting the employees physical and mental well-being, by providing a safe work place, by following the legal employment requirements, by not employing underage persons, and by protect the surrounding environment. The Company’s social responsibility actions are an important criteria in the selection of OEM’s by the Company’s global customers.

Manufacturing

The Company’s manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts made by metal stamping and plastic injection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customers will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products. The Company uses various computer controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product. Many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques. In order to conduct and maintain this fully automated stamping method, tools and machines must be precisely fine-tuned and aligned to achieve the required quality standard and maximum efficiency.

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

Using separate shifts, part stamping and plastic molding can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese public holidays. Due to the strict quality requirements of customers, each tool and machine, and each product produced by the tools/machines, are subject to stringent in-process quality controls.

Electronic Assembly: The Company’s electronic assembly manufacturing consists of chip on board assembly, IC-bonding and SMT technology.

Finishing, Packaging and Shipping: After their manufacture, the parts and components are inspected for defects and checked with custom-built test gauges. Some components are then painted either at the Company’s Myanmar facilities or by specially trained, third party spray-paint facilities. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. Each of the parts, assemblies and products is then inspected, packaged to the customer’s specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. Depending on its agreement with its customers, the Company may ship the parts, assemblies and products it has manufactured by truck directly from its factory to the customer’s factory in China or elsewhere through the port of Shenzhen and/or Hong Kong. Alternatively, the customer may pick up the products at the Company’s factory and arrange for its own shipping.

Raw Material, Component Parts and Suppliers

The primary raw materials used by the Company to manufacture its metal stamped parts are various types of steel including pre-painted steel sheet, electrolytic zinc plated steel sheet, PVC laminated steel sheet, stainless steel, and cold roll steel sheet. The Company selects suppliers based on the price they charge and the quality and availability of their materials. Many of the Company’s suppliers of steel operate through Hong Kong or China-based companies which deliver the materials directly to the site of the Company’s operations in China.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2015, 2016 and 2017:

	Year Ended March 31
Geographic Areas:	2015	2016	2017
Hong Kong and China	21.0%	24.7%	24.0%
Europe	67.7%	71.2%	71.6%
Other Asian countries	7.8%	0.6%	0.2%
North America	3.5%	3.5%	4.2%

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Year Ended March 31
Segment Sales:	2015	2016	2017
Metal Stamping and Mechanical OEM	56.0%	44.8%	42.4%
Electric OEM	44.0%	55.2%	57.6%

Most of the Company’s customers for its components and subassemblies generally are themselves manufacturers. The Company’s products are sold primarily to European owned companies to be used in finished goods produced by customers at their own manufacturing facilities in China and Europe. However, the Company also has in the past produced finished products, such as light fixtures, that it sold to its customers.

The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows. During the past few years, the Company has employed a number of foreign sales persons to complement the activities of its officers and in-house sales personnel. The Company has, from time to time, commissioned sales agents in Mexico, U.S. and Germany. These sales agents typically receive an expense allowance and an on-going commission for sales made by the Company to customers introduced by the agents. Due to the international nature of senior management, the Company believes that it has been able to bridge the cultural, language and quality perception gaps that concern certain German companies when dealing in China.

Major Customers

For the fiscal year ended March 31, 2017, the Company had four customer who each accounted for more than 10% of the Company’s net sales. These four customers collectively accounted for 79.3% of the Company’s net sales. During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. The Company’s larger customers have, in general, accepted price increases that the Company has passed through to its customers because of the increasing cost of operating in China, but a few of the Company’s larger customers have in the past few years ceased using the Company’s services because of the price increases. The loss of low margin customers has reduced the Company’s revenues but has increased the Company’s gross margins. However, additional losses of major customers, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers provide long term forecasts for their anticipated purchases, but are usually able to cancel or amend their forecasted orders at any time without penalty. Certain of the Company’s larger customers provide the Company with non-binding forecasts of their anticipated needs for the next year in order to enable the Company to plan for the anticipated orders. Orders from such customers are thereafter received from time to time based on the customers’ needs, not necessarily on the forecasted amounts or at the projected time periods. Accordingly, backlog has not been meaningful to the Company’s business.

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

Sales of manufactured products to established existing clients are primarily on credit terms between 30-75 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management continuously communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company’s larger customers, the Company is required to bear significant credit risk with respect to these customers. Parts are generally shipped 14-90 days after an order has been placed unless the Company is required to manufacture new tools which require an additional approximately 14-50 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company’s favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company’s products or services.

Industrial Property Rights

As a manufacturer of parts, components and finished products for other manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business. Instead, the Company relies on its industry expertise, knowledge of niche products, and strong long-term relationships with its customers.

Competition

The Company competes against numerous OEMs, including both smaller local companies as well as large international companies. Although the Company operates in the same market as some of the world’s largest contract manufacturers (for example, FoxConn operates a major manufacturing facility in Long Hua, Shenzhen), management believes that it principally competes with smaller firms that make up the largest segment of the contract and parts manufacturing industry in China. As a result of the economic downturn that started in 2008, a number of these smaller competitors, including many located in Shenzhen, have ceased operations. However, since some of the Company’s customers are large international enterprises that source their products from many international sources, the Company also competes against contract manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing high quality products at a competitive price with reliable delivery and service. In addition, since the Company’s main manufacturing facilities are located in the Shenzhen area, near some of its customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, and by being able to offer “just in time” supply services.

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. As the Myanmar operations become larger, the Company will also be negatively affected by the holidays that all Myanmar employees take annually during that country’s new year’s celebration (typically two weeks in April). The absence of workers during these nationally mandated holidays has not, to date, materially affected the Company’s overall operations, but the holidays are expected to impact the Company in the future as the Myanmar operations increase. The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, the Company’s main manufacturing and assembly facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. Since March 2015, the Company has owned an interest in a Myanmar company that operates a factory in Myanmar. As a result, the Company also is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving.

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

These increases in labor costs have increased the Company’s operating costs, which increase the Company has attempted to, but has not always been able to pass through to its customers. In addition, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to downsize its workforce. In addition, if an employee with such a contract is terminated, the Company is required to pay the terminated employee a substantial severance payment. The Company currently has some employees who are entitled to these lifetime employees, and others will become lifetime employees as they continue their service with the Company. These contingent employment liabilities will increase over time. The Company also is obligated to make future payments under pension and housing plans upon the termination of certain employees. These contingent employee liabilities could become a material financial liability to the Company if a larger number of employees are terminated by the Company all at once (such as upon a plant closure). While the Company has to date absorbed these employee termination liabilities, a sudden simultaneous termination of a large number of employees would require the Company to make significant payments to the terminated employees, which payments could materially and adversely affect the Company’s financial condition.

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

Research and Development

As a manufacturer of parts and components for use in other products, the Company conducts no material research or development. The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with (i) developing potential proprietary products, (ii) automated machines that the Company uses in its manufacturing process, and (iii) an understanding of the technologies of its customers. The Company also has incurred some research and development expenses in connection with the development of a series of lower cost, proprietary CO2 cleaning systems for industrial and commercial cleaning applications that it intends to release as its own proprietary product.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 26, 2017, Highway Holdings Limited had various wholly-owned subsidiaries, of which some are dormant or being deactivated, and two majority-owned subsidiaries. The Company currently conducts its business primarily through four wholly-owned subsidiaries and its majority owned Myanmar subsidiary. The Company currently also is developing proprietary CO2 snow-jet and dry ice cleaning systems through another majority-owned subsidiary. Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities as of June 26, 2017 are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities

Hong Kong	Kayser Limited	August 24, 1995	Trading of OEM products and procurement

Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Trading and procurement

Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products

China	Nissin Metal and Plastic (Shenzhen) Company Limited	May 18, 2011	Manufacturing and assembling metal, plastics, mould and electronic products, and automation equipment

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

In March 2015, the Company completed its acquisition of a 75% interest in Kayser Myanmar Manufacturing Company Limited, a company formed on March 16, 2012 under the laws of Myanmar. In January 2017, the Company increased its ownership interest in this entity to 84%. Kayser Myanmar currently operates as a foreign company under Myanmar law that is authorized to operate in Myanmar. A Myanmar citizen owns 16% of the Kayser Myanmar and is the general manager of the entity. Kayser Myanmar currently assembles products manufactured by the Company in China. The Company is the exclusive supplier of Kayser Myanmar, and the Company’s Kayser Ltd. (Hong Kong) subsidiary is Kayser Myanmar’s sole customer.

British Virgin Islands/Corporate Administrative Office

The office of the registered agent of the Company is located at Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, Vistra ( BVI) Limited , Vistra Corporate Services. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. Both of these offices are leased under leases that expire on March 20, 2020. The aggregate monthly rental cost of these offices is currently is approximately $10,000 per month (based on the exchange rate in affect as of the date of this Annual Report).

Shenzhen, China/Manufacturing Facility

The Company leases a total of approximately 245,000 square feet of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space consists of 210,000 square feet of manufacturing space, with the balance representing dormitories for the Company’s factory workers. The leased space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There also are offices for production management, production engineering, and production support administration on the premises. The leases for these facility expire in February 2020. During the fiscal year ended March 31, 2017, the landlord of the Shenzhen facility build a new building for the Company in which the Company now operates its metal stamping business. As of the end of the fiscal year ended March 31, 2017, the Company did not fully utilize all of its manufacturing facilities. Accordingly, the newly leased facilities are expected to satisfy the Company’s space needs in the near future.

Yangon, Myanmar/Manufacturing Facility

Kayser Myanmar currently leases a 20,000 square foot manufacturing and assembly facility in Yangon, Myanmar. The lease for this facility will expire in December 2018.

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

Under the BFDC Agreements that used to apply to all of the Company’s operations in Shenzhen, the Company did not pay taxes in China based on the operations of the Shenzhen facilities because the Company’s two China-based companies were not considered to be tax residents in China (the BFDC was responsible for paying its own taxes incurred as a result of the operations under the BFDC Agreements, which taxes were indirectly passed through to the Company’s subsidiaries). However, these BFDC arrangements have now been terminated, and the Company’s two China-based subsidiaries have transferred their assets and operations to Nissin PRC, a wholly-owned subsidiary that is a WFOE. Accordingly, its operations in in China the fiscal year ended March 31, 2017 were (and all future operations by the Company in China will be) operated through its WFOE, which is subject to the uniform income tax rate of 25% in China.

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

Commencing in the fiscal year ending March 31 2016, Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, has been subject to the tax provisions applicable as a result of its operations in Myanmar. However, under Myanmar’s Foreign Investment Law, Kayser Myanmar is exempt from Myanmar income tax until December 20, 2017. In addition, Kayser Myanmar also has a temporary exemption from customs duties and internal taxes on machinery and equipment and on certain imported raw materials used in the Myanmar operations, as well as relief from commercial taxes on goods produced for export. As a result, the tax impact of the Kayser Myanmar operations has not been material and is not anticipated to be material for most of the current fiscal year.

The Company is not subject to U.S. taxes.

The Company owned at least a 75% ownership interest in Kayser Myanmar during the fiscal year ended March 2017 (which interest was increased to an 84% interest in January 2017). Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal year ended March 31, 2017.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. During the fiscal year ended March 31, 2017, net sales decreased by 15% from the fiscal year ended March 31, 2016, and net income decreased during that same period by 58%. For the fiscal year ended March 31, 2017, the Company paid dividends of $0.30 per share, compared to $0.40 per share in the prior fiscal year.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2015	2016	2017

Net Sales	100%	100%	100%
Cost of sales	74.4	74.2	71.6
Gross profit	25.6	25.8	28.4
Operating income	5.7	6.6	3.9
Income before income taxes	5.7	6.6	3.9
Income taxes	(0.6)	(1.1)	(1.2)
Net Income	5.1	5.5	2.7
Income attributable to non-controlling interest	0.0	0.0	0.0
Net income attributable to Highway Holdings Shareholders	5.1	5.5	2.7

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Net sales for the fiscal year ended March 31, 2017 (“fiscal 2017”) decreased by $3,332,000, or 14.5% from the fiscal year ended March 31, 2016 (“fiscal 2016”) as a result of lower sales to certain European customers, the disruption in its manufacturing activities caused by both the relocation of the Company’s metal stamping operations from a temporary building to a newly constructed building in Shenzhen, China, and the relocation of other assembly and manufacturing operations for China to the Company’s facility in Yangon, Myanmar. The lower sales to certain European customers is due, in large part, to the increasing cost of manufacturing in China. Overall, net sales by region remained relatively unchanged, with net sales to Europe increasing to 71.6% in fiscal 2017 compared to 71.2% of the Company’s net sales in fiscal 2016, and net sales to Hong Kong/China decreasing in fiscal 2017 to 24.0% compared to 24.7% in fiscal 2016.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. For fiscal 2017, net sales of the metal stamping and mechanical segment decreased to 42.4% of the Company’s net sales from 44.8% in fiscal 2016 due slight changes in the product mix. Net sales of the electric OEM segment (that also includes plastic parts) increased to 57.6% of net sales in fiscal 2017 from 55.2% in fiscal 2016.

Gross profits as a percentage of net sales slightly improved to 28.4% in fiscal 2017 from 25.8% in fiscal 2016 due to the departure of a lower margin customer. Increases in wages and other labor related expenses were offset by a slight decrease in the number of workers (through the use of automation) and by shifting some assembly work to Myanmar. Despite the higher gross margins, gross profits decreased by $358,000 in fiscal 2017 compared to fiscal 2016 due to the 14.5% decrease in net sales.

Selling, general and administrative expenses increased by $397,000 (or 9%) in fiscal 2017 compared to fiscal 2016 as a result of increased sales and marketing expenses, the additional administrative expenses of the Myanmar subsidiary, and the costs of relocating the metal stamping operations from the temporary facilities to the new building in Shenzhen. Selling, general and administrative expense as a percentage of net sales increased to 24.5% in fiscal 2017 from 19% in fiscal 2016 as a result of both the increase in expenses and the decrease in net sales.

As a result of the $358,000 decrease in gross profits in fiscal 2017 compared to fiscal 2017 and the $397,000 increase in selling, general and administrative expenses, the Company’s operating income decreased by $755,000, or 49.8%, in fiscal 2017.

In fiscal 2017 and 2016, the Company had currency exchange rate losses of $19,000 and $21,000, respectively, due to the fluctuations in the value of the RMB and Euro compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies.

The Company incurred income taxes of $236,000 in fiscal 2017 compared to income taxes of $243,000 in fiscal 2016. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2017. However, the Company’s effective tax rate was 31% in fiscal 2017 compared to 16% in fiscal 2016 because of variances in certain non-deductible items.

The Company’s net income in fiscal 2017 decreased to $527,000 from $1,251,000 in fiscal 2016 because of the decrease in net sales, the increase in selling, general and administrative expenses, and the higher effective tax rate.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Net sales for fiscal 2016 increased by $562,000, or 2.5% from the fiscal year ended March 31, 2015 (“fiscal 2015”) as a result of increased orders from several of the Company’s principal European customers, and the Company’s ability to replace an established customer that terminated its relationship with the Company after the Company announced that it was further increasing its prices in response to the continuing increase in labor and related costs in China. Overall, the Company was able to retain its principal customers despite the continuing increase in operating costs in China because the Company was able to lower some of its assembly costs by shifting some of its assembly operations to its Myanmar subsidiary. Completing some assembly work at the Company’s Yangon, Myanmar, subsidiary is substantially cheaper, even factoring in the additional costs associated with transferring products and materials between the Company’s Shenzhen, China, and Yangon, Myanmar, facilities. During fiscal 2016, net sales to Europe increased to 71.2% of the Company’s net sales in fiscal 2016, compared to 67.7% in fiscal 2015.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2015	2016	2017
	(In thousands)
Net cash provided by operating activities	$4,223	$1,256	$2,224
Net cash provided by (used in) investing activities	815	(464)	(197)
Net cash used in financing activities	(728)	(1,364)	(1,135)
Net increase (decrease) in cash and cash equivalents	4,310	(572)	892
Cash and cash equivalents at beginning of period	5,416	9,727	9,140
Effect of exchange rate changes	1	(15)	(4)
Cash and cash equivalents at end of period	$9,727	$9,140	$10,028

As of March 31, 2017, the Company had working capital of $10,200,000, compared to working capital of $10,657,000 as of March 31, 2016. As of March 31, 2017, the Company had a working capital ratio of 2.6 to 1.

The Company’s prepaid and other current assets as of March 31, 2017 and March 31, 2016 included approximately $290,000 and $191,000, respectively, of deposits held by the Chinese Customs Department under its Customs License Deposit program related to the Company’s imports of the raw materials. The amount of funds held on deposit with the Chinese Customs Department fluctuates depending on deposits made by the Company when it imports additional raw materials and when such funds are returned to the Company upon the export of the finished goods.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2017, the Company had $2,224,000 of positive cash from its operating activities primarily because of its net income of $525,000, $266,000 of depreciation and amortization non-cash expenses, $858,000 decrease of increased collection of accounts receivables, and a $1,040,000 increase in accounts payable. The foregoing was offset by a $834,000 increase in inventories. The Company increased inventories in order to have sufficient reserves at its Myanmar facility to be able to promptly fulfill anticipated customer orders.

The amount of cash and cash equivalents held by the Company on March 31, 2017 increased by $888,000 (to $10,028,000 in 2017) primarily because of the increased collections of accounts receivable and the increase in unpaid accounts payable. The foregoing changes are the result of the timing of payments the Company’s customers at increase in raw material and other purchases by the Company at the end of the fourth fiscal quarter.

As of the date of this Annual Report the Company has no outstanding bank loans. However, the Company also does not have any bank credit facilities under which it can borrow funds should the Company need additional capital to fund unanticipated expenses (such as funding unbudgeted expenses related to the Myanmar facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of an unexpected slowdown of customer orders). Accordingly, the Company will be dependent on its current financial resources should unanticipated expenses arise. No assurance can be given that its current reserves will be sufficient.

The Company anticipates that, during the current fiscal year ending March 31, 2018, it will invest in additional equipment and will fund the expansion and improvement of the factory operated by its Myanmar subsidiary. Based on the Company’s estimated budget for these planned expenditures, the Company believes that it has sufficient cash on hand to fund all of these anticipated capital expenditures.

As a result of its currently available working capital and its internal projections of revenues and expenses for the next year, the Company believes that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and its current cash balances.

Impact of Inflation

The average annual inflation rate in China was reported at approximately 2.0% in 2016. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general, and the growth in Shenzhen in particular, has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, have caused the Company to increase its prices, and have resulted in the loss of some customers.

In the fiscal year ended March 31, 2017, the Company generated most of its revenues from sales of products that it manufactured at its facilities in Shenzhen, in the PRC, and to a lesser extent, from the assembly services provided by its facility in Yangon, Myanmar. The economy in China has grown significantly over the past 25 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, rose on average approximately 2.0% in 2016. The minimum wage in Shenzhen, China was approximately 12.3% higher at December 31, 2016 than it was at the end 2014. Although the rate of increase in wages has slowed, according to China’s National Bureau of Statistics, the average workers’ wages throughout China rose an estimated 8.0% in 2016, 7.4% in 2015, and 9.8% in 2014. The Company’s actual labor costs have risen by over 7% in the past three years. Despite the slowing economy in China, because of the growing shortage of workers, the overall average wage in Shenzhen is expected to continue to grow. As of June 1, 2017, the minimum wage in Shenzhen has increased by 4.9% from the prior year. While the Company pays more than the minimum wage, the increase in the minimum wage requires the Company’s to increase its payroll. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in lower cost developing countries and, unless the Company is able pass on these increased costs to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also transacts an increasing amount of business in the Myanmar Kyat. However, the Company’s current turnover in kyat is not yet material. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2017. During the period from March 31, 2016 to March 31, 2017, the value of the RMB compared to the U.S. dollar decreased by approximately 5.6%.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2017 compared to a year earlier. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in the Burmese Kyat. The value of the Kyat compared to the U.S. dollar was lower on March 31, 2017 compared to a year earlier. A decrease in the value of the Kyat compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. These currency rate changes in the RMB and the Kyat benefitted the Company in the fiscal year ended March 31, 2017. Currency fluctuations in the future may have material to affect the results of the Company’s operations.

In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars. For fiscal 2017, substantially all of the Company’s sales to its European customers were paid in U.S. dollars. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations. The fluctuation of the RMB/U.S. dollar and the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. However, in fiscal 2017 and 2016, the Company incurred a currency exchange losses of only $19,000 and $21,000, respectively.

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

Trend Information

The primary trend during fiscal 2017 that is expected to continue in the current fiscal year is the increase in operating costs, particularly the cost of labor, in both China and Myanmar. In the current fiscal year ending March 31, 2018, the Company believes that it will continue to shift more of its assembly and manufacturing activities to Myanmar in order to offset increases in the operating costs (particularly the high cost of labor) and to address the shortage or workers in China. As a result of the decreased birth rate and the increased affluence of Chinese workers, lower wage factory workers are more difficult to find in China. To date, the Myanmar subsidiary has been able to lower the overall cost of some of the products that the Company manufactures for its clients. The Company estimates that as of March 31, 2017, approximately 38% by the number of assembly workers, and about 20% by revenues generated assembly operations resulted from the Myanmar subsidiary. Now that the Myanmar subsidiary will also commence manufacturing components, a portion of the Company’s component business will shift from Shenzhen to Yangon in 2017 and thereafter. As the operations of the Myanmar assembly facility are further integrated with the Company’s operations in China, the Company expects that it will be able to maintain, and possibly reduce its overall manufacturing and assembly costs, which the Company believes will enable it to retain manufacturing orders that otherwise could move to other developing countries (or even move back to Europe to be manufactured in highly automated facilities). However, labor and other expenses continue to rise in Shenzhen. The Company believes that material increases in the cost of labor in Myanmar are possible in the near future. Recent worker strikes in Myanmar and government imposed wage increases in Yangon have increased costs in Myanmar, and have made the future profitability of the Myanmar subsidiary somewhat uncertain. If wages do increase materially, and if employment relations in Myanmar continue to deteriorate as they have in the past few months, the Company may not shift more of its component manufacturing to the Myanmar subsidiary, which will result in an increase the Company’s overall cost of manufacturing and would negatively impact the Company’s goal to maintain competitive prices for its products.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2017 to March 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2017:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2018	2019	2020	2021	2022 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	3,411	1,138	1,158	1,115	-	-
Capital commitment on purchase of plant and equipment	-	-	-	-	-	-
Purchase obligations	1,257	1,257	-	-	-	-
Total	4,668	2,395	1,158	1,115	-	-

Recent issued accounting standards not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. From March 2016 through May 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company will apply a cumulative-effect adjustment as of the date of adoption. Based on management’s assessment of the application of this guidance, the Company does not expect a material impact on amounts reported and disclosures made in the Company’s consolidated financial statements.

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

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued an accounting standard update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscals year beginning after December 15, 2019, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements. The adoption of this guidance would only impact the Company’s consolidated financial statements in situation where as impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 26, 2017 are listed below.

Name	Age	Positions
Roland W. Kohl	68	Chief Executive Officer, Director, Chairman of the Board
Holger Will	51	Chief Operating Officer
Alan Chan	53	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	70	Director
Uri Bernhard Oppenheimer (1) (2)	81	Director
Shlomo Tamir (1) (2)	70	Director
Kevin Yang Kuang Yu	60	Director
Irene Wong Ping Yim (1)	51	Director
Brian Geary (2)	60	Director
George Leung Wing Chan (1)	64	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on July 28, 2017. At that meeting, one class of directors (consisting of Uri Bernhard Oppenheimer and Brian Geary) will be elected to hold office for a three-year term expiring at the 2020 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2017 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. For over ten years, Ms Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms Wong graduated from Deakin University with a master degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2017 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $824,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s new employment agreement expires in March 2019. As Mr. Kohl has previously done in each of the past four fiscal years, Mr. Kohl has once again voluntarily agreed to temporarily reduce his salary in the current fiscal year. In the fiscal years ended March 31, 2014 and 2015, Mr. Kohl agreed to a 23% reduction in his salary. In the fiscal years ended March 31, 2016 and 2017, Mr. Kohl agreed to have his salary reduced by 30% and 31%, respectively. The foregoing salary reductions were voluntary on behalf of Mr. Kohl, and he may at any time in the future demand that the Company again pay the full contract amount of his salary. Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

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

Options of Directors and Senior Management

During the past few years, the Company has not granted any of its officers or directors any options to purchase Common Shares. As a result, as of March 31, 2017 none of the Company’s directors or executive officers owned any stock options.

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

In 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”). Under the 2010 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2017, no options had been granted under the 2010 Option Plan.

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

The Company generally holds its annual meeting of shareholders within 60 days after the filing of its Annual Report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this Annual Report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment. However, in the event of a change of control without the approval of the Board of Directors, Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary.

Audit Committee During fiscal 2017, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2017. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

Employees

As of the middle of June 2017, the Company had a total of 260 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various wholly-owned subsidiaries. Of the foregoing workers and employees, 76 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 184 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

In addition to the employees hired by the Company (directly or through its wholly-owned subsidiaries), Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of 94 employees as of March 31, 2017.

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

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. That law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. The law also requires employers to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances. All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures. Partly in response to this labor law, the Company has been increasing the amount of automation used in its manufacturing processes and has been reducing the size of its workforce. In addition, in order to partially offset the increasing labor costs in Shenzhen, China, the Company acquired an 84% interest in Kayser Myanmar and has transferred much of its assembly operations to the Myanmar assembly facility that is operated by Kayser Myanmar.

The Company believes that its relations with its administrative employees in Hong Kong and with its managers and technicians in China are good. However, many employees engaged in manufacturing, packaging and shipping at the Company’s Shenzhen, China, factory are seasonal workers who frequently change jobs. Accordingly, the Company’s relationship with these transient workers is short-term and superficial and depends on the labor market in Shenzhen in general. During any operating year, because of the transient nature of many of its workers (many of whom resign during the year), the Company will normally have a high turnover rate. As a result, the Company cannot guarantee that its workers will not strike in the future or otherwise leave and accept employment elsewhere.

Share Ownership

The share ownership of the Company’s officers and directors is listed under Item 7 of this Annual Report.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 26, 2017, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067	(2)	16.2%
Tiko Aharonov	235,000		6.2%
Holger Will	—		—
George Leung Wing Chan	3,000			*
Brian Geary	11,172			*
Irene Wong Ping Yim	3,000			*
Kevin Yang Kuang Yu	11,224			*
Shlomo Tamir	—		—
Uri Bernhard Oppenheimer	18,000			*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes 245,770 shares of Common Stock registered in the name of Roland Kohl Company Limited, and 245,770 shares held in a trust for Mr. Kohl’s daughter. Roland Kohl is the sole trustee of the Roland Kohl Company Limited and of his daughter’s trust.

Of our 42 record holders, 25 are residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own 18,369 Common Shares. To the Company’s knowledge, foreign record holders own approximately 381,131 Common Shares, although a number of the Company’s principals and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 37% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2017.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company made three dividend payments of $0.10 per share each in the fiscal year ended March 31, 2017 (dividends were paid on April 18, 2016, September 15, 2016, and October 25, 2016). In addition, the Company paid a $0.07 per share dividend in the current fiscal year, on April 10, 2017.

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

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 28, 2017, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $3.45 per share. As of June 23, 2017, there were 42 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2017:

Year Ended	High	Low
March 31, 2017	4.78	3.20
March 31, 2016	5.66	2.82
March 31, 2015	3.69	2.56
March 31, 2014	3.70	1.67
March 31, 2013	2.52	1.41

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2017	4.30	3.30
December 31, 2016	4.30	3.20
September 30, 2016	4.78	4.15
June 30, 2016	4.69	4.16

March 31, 2016	4.83	2.82
December 31, 2015	5.25	4.29
September 30, 2015	5.66	3.33
June 30, 2015	3.72	3.14

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2017	3.90	3.38
April 30, 2107	4.00	3.85
March 31, 2017	4.30	3.90
February 28, 2017	3.95	3.53
January 31, 2017	3.65	3.30
December 31, 2016	3.60	3.20

B.	Plan of Distribution

No disclosure is required in response to this Item.

C.	Markets

Our Common Shares have been listed on the Nasdaq Capital Market during the past five years, under the symbol “HIHO.”

D.	Selling Shareholders

No disclosure is required in response to this Item.

E.	Dilution

No disclosure is required in response to this Item.

F.	Expenses of the Issue

No disclosure is required in response to this Item.

Item 10.	Additional Information

Share Capital

The Company’s authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of both March 31, 2017 and June 26, 2017, there were 3,801,874 Common Shares outstanding. As of March 31, 2017, no options or warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital other than the issuance of a total of 18,000 shares in 2014 upon the exercise of outstanding stock options.

Memorandum And Articles Of Association

Highway Holdings Limited is registered at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands and has been assigned company number 32576. The objectives or purposes of the Company are to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. The Company’s Memorandum and Articles of Association are the instruments governing the Company. These documents are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The Company does not believe that there are any restrictions in its charter or under British Virgin Island law that materially limit the Company’s current or proposed operations.

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

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Although the amount of transactions that the Company effects in Euros has been reducing and was only approximately 0.66% of its total net sales in fiscal 2017, the Company still has some exposure to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will continue to affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The Company conducts all of its manufacturing and assembly operations through its PRC operating subsidiary and through its majority-owned Myanmar subsidiary. The financial performance and position of the PRC subsidiary are measured in terms of renminbi, and all of the operations of the Myanmar subsidiary are denominated in Burmese Kyat. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred, and paid, in renminbi, and all costs in Myanmar are paid in Kyat. Any appreciation in the value of the renminbi or Kyat against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. During the past two years, despite significant fluctuations, overall the value of the U.S. dollar has appreciated in value compared to both the RMB and the Kyat. During the fiscal year ended March 31, 2017, the Company made payments of approximately 48,000,000 in RMB (or approximately U.S. $7,000,000 based on the exchange rate as of March 31, 2017). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2017, the amount of such RMB payments would have increased the Company’s expenses by $70,000 and $350,000 respectively. Conversely, if the renminbi had been 1% and 5% less valuable against the U.S. dollars as of March 31, 2017, the amount of such RMB payments would have decreased the Company’s expenses by $70,000 and $350,000, respectively. Should the renminbi appreciate in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results. Likewise, the Company pays its Kayser Myanmar expenses in Kyat, which are converted from U.S. dollars. During fiscal 2017, Kayser Myanmar paid approximately $419,000 of expenses in Kyat in U.S. dollars.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros has decreased to 0.66% of its net sales (or $129,000) that were made in fiscal year ended March 31, 2017. In the fiscal year ended March 31, 2017, the value of the Euro compared to the U.S. dollar decreased from approximately one Euro to 1.13 U.S. dollars at the end of March 2016 to one Euro to 1.07 U.S. dollars on March 31, 2017. Accordingly, the payments that the Company received in fiscal 2017 in Euros were exchanged into less U.S. dollars, resulting in a sales decrease. To illustrate the effect of the exchange rate fluctuation on the Company’s net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2017, the Company’s net sales, as presented in U.S. dollars, would have been reduced by approximately $12,900 and $6,450, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company’s net sales would have increased by approximately $12,900 and $6,450, respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2017. Because the Company had cash and cash equivalents of $10,028,000 available as of March 31, 2017 and no interest bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2017.

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

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2017, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2017 and 2016.

	2017	2016
Audit Fees (1)	$251,000	$253,000
Tax Fees (2)	-	7,900
Total	$251,000	$260,900

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns.

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

16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 20-F for the fiscal year ended March 31, 2001.)

1.2	Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant’s Form 20-F for the fiscal year ended March 31, 2002.)

1.3	Form of Amendment to Articles of Association (incorporated by reference to Exhibit 1.3 of registrant’s Form 20-F for the fiscal year ended March 31, 2006.)

1.4	Form of Amendment to Articles of Association (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013.)

1.5	Form of Amendment to Articles of Association (incorporated by reference to the registrant’s Report of Foreign Issuer on Form S-K filed with the Commission on September 30, 2015.)

4.1	[RESERVED]

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.15	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.16	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.17	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.18	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.19	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.20	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.21	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.22	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Bao An Long Cheng Hi-Lite Electronic Factory, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.23	Tenancy Agreement of Office No. 1823-1823A on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015)

4.24	Tenancy Agreement of Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015)

4.25	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016.*

4.26	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016.

4.27	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017.*

4.28	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017. *

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2015, 2016 and 2017; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

* Filed herewith
# The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date: June 29, 2017

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2015, 2016 and 2017
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2017. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

29 June 2017

F - 2

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2015	2016	2017
	$	$	$

Net sales	22,373	22,935	19,603
Cost of sales	(16,656)	(17,007)	(14,033)

Gross profit	5,717	5,928	5,570
Selling, general and administrative expenses	(4,446)	(4,412)	(4,809)

Operating income	1,271	1,516	761

Non-operating income (expense):
Exchange loss, net	(125)	(21)	(19)
Interest income	18	10	8
Other income	3	2	11
Gain on disposal of property, plant and equipment	110	-	-

Total non-operating income (expense)	6	(9)	-

Income before income taxes	1,277	1,507	761
Income taxes (note 3)	(134)	(243)	(236)

Net income	1,143	1,264	525
Net loss (profit) attributable to non-controlling interests	7	(13)	2

Net income attributable to Highway Holdings Limited's shareholders	1,150	1,251	527

Net income per share:
- basic	0.30	0.33	0.14

- diluted	0.30	0.33	0.14

Weighted average number of shares outstanding:
- basic	3,786,542	3,801,874	3,801,874

- diluted	3,794,801	3,801,874	3,801,874

The accompanying notes are an integral part to these consolidated financial statements.

F - 3

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2015	2016	2017
	$	$	$

Net income	1,143	1,264	525
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	1	(42)	(102)
Comprehensive income	1,144	1,222	423
Comprehensive loss (income) attributable to non-controlling interest	7	(13)	2
Comprehensive income attributable to Highway Holdings Limited's shareholders	1,151	1,209	425

The accompanying notes are an integral part to these consolidated financial statements.

F - 4

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2016	2017
	$	$
ASSETS
Current assets:
Cash and cash equivalents	9,140	10,028
Accounts receivable, net of allowances for doubtful accounts of $6 and $66 as of March 31, 2016 and 2017, respectively	4,321	3,403
Inventories (note 4)	1,425	2,265
Prepaid expenses and other current assets	844	714

Total current assets	15,730	16,410
Goodwill (note 16)	77	77
Property, plant and equipment, net (note 5)	1,121	954
Long-term deposits	111	111
Investments in equity method investees (note 6)	-	-

TOTAL ASSETS	17,039	17,552

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,307	2,391
Accrued expenses and other current liabilities (note 7)	2,789	3,053
Income tax payable	440	328
Dividend payable	537	438

Total current liabilities	5,073	6,210
Deferred income taxes (note 3)	32	32

Total liabilities	5,105	6,242

Commitments and contingencies (note 8)

Shareholders' equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,801,874 shares as of March 31, 2016 and March 31, 2017, issued and outstanding)	38	38
Additional paid-in capital	11,370	11,370
Retained profits	512	13
Treasury shares, at cost - 5,049 shares as of March 31, 2016 and 2017 (note 9)	(14)	(14)
Accumulated other comprehensive income	(34)	(136)

Total Highway Holdings shareholder's equity	11,872	11,271

Non-controlling interest	62	39

Total Equity	11,934	11,310

TOTAL LIABILITIES AND EQUITY	17,039	17,552

The accompanying notes are an integral part to these consolidated financial statements.

F - 5

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited's Shareholders' Equity
							Total
							Highway
	Common shares,				Accumulated		Holdings
	issued and		Additional		other	Treasury	Limited's	Non-
	outstanding		paid-in	Retained	comprehensive	shares,	Shareholders'	controlling	Total
	Shares	Amount	capital	profits	(loss) income	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2014	3,784	38	11,340	770	7	(14)	12,141	5	12,146
Net income	-	-	-	1,150	-	-	1,150	(7)	1,143
Cash dividend ($0.30 per share)	-	-	-	(1,138)	-	-	(1,138)	-	(1,138)
Exercise of share options	18	-	30	-	-	-	30	-	30
Acquisition of a subsidiary	-	-	-	-	-	-	-	25	25
Contribution from a non-controlling shareholder	-	-	-	-	-	-	-	26	26
Translation adjustments	-	-	-	-	1	-	1	-	1

As of March 31, 2015	3,802	38	11,370	782	8	(14)	12,184	49	12,233
Net income	-	-	-	1,251	-	-	1,251	13	1,264
Cash dividend ($0.40 per share)	-	-	-	(1,521)	-	-	(1,521)	-	(1,521)
Translation adjustments	-	-	-	-	(42)	-	(42)	-	(42)

As of March 31, 2016	3,802	38	11,370	512	(34)	(14)	11,872	62	11,934
Net income	-	-	-	527	-	-	527	(2)	525
Cash dividend ($0.27 per share)	-	-	-	(1,026)	-	-	(1,026)	-	(1,026)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	(21)	(21)
Translation adjustments	-	-	-	-	(102)	-	(102)	-	(102)

As of March 31, 2017	3,802	38	11,370	13	(136)	(14)	11,271	39	11,310

The accompanying notes are an integral part to these consolidated financial statements.

F - 6

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2015	2016	2017
	$	$	$
Cash flows from operating activities:
Net income	1,143	1,264	525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	393	317	266
Write down of amounts receivables	-	-	60
Write down of inventories	80	25	41
Write down of property, plant and equipment	-	117	-
Deferred income taxes	(12)	-	-
Gain on disposal of property, plant and equipment	(110)	-	-
Changes in operating assets and liabilities:
Accounts receivable	214	(1,378)	858
Inventories	1,539	687	(834)
Prepaid expenses and other assets	100	249	286
Accounts payable	2	(291)	1,040
Accrued expenses and other liabilities	697	195	99
Income tax payable	55	103	(121)
Long-term deposits	122	(32)	4

Net cash provided by operating activities	4,223	1,256	2,224

Investing activities:
Purchase of property, plant and equipment	(129)	(524)	(197)
Proceeds from disposal of property, plant and equipment	110	60	-
Acquisition of a subsidiary	(19)	-	-
Repayment from long-term loan receivable	184	-	-
Release of bank pledged deposit	643	-	-
Contribution from a non-controlling shareholder	26	-	-

Net cash provided by (used in) investing activities	815	(464)	(197)

Financing activities:
Proceed from exercise of employee share options	30	-	-
Acquisition of additional interests in a subsidiary	-	-	(9)
Cash dividends paid	(758)	(1,364)	(1,126)

Net cash used in financing activities	(728)	(1,364)	(1,135)

Net increase (decrease) in cash and cash equivalents	4,310	(572)	892
Cash and cash equivalents at the beginning of year	5,416	9,727	9,140
Effect of exchange rate changes on cash	1	(15)	(4)

Cash and cash equivalents at the end of year	9,727	9,140	10,028

Supplemental cash flow information:
Interest	7	-	-

Income taxes	91	120	350

The accompanying notes are an integral part to these consolidated financial statements.

F - 7

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the “Company”) was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region (“Hong Kong”), Shenzhen (comprising Long Hua) of the People's Republic of China (“China”) and Yangon of the Republic of the Union of Myanmar (“Myanmar”).

The Company and its subsidiaries (collectively referred as the “Group”) are engaged in manufacturing and sale of metal, plastic and electronic parts and components. The Group's manufacturing activities are principally conducted in Shenzhen of China and Yangon of Myanmar, while its selling activities are principally conducted in Hong Kong.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. The results of subsidiaries acquired have been consolidated from the date of acquisition.

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

Cash equivalents are placed with financial institutions with high credit ratings and quality.

F - 8

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

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

F - 9

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment.

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

No impairment expenses are recognized for long-lived assets during the years ended March 31, 2015, 2016 and 2017.

(i) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable represent 78%, 70% and 73% of the balances of accounts receivable as of March 31, 2015, 2016 and 2017, respectively.

(j) Revenue recognition - The Group recognizes revenue from the sale of products, when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Price to the customer is fixed or determinable; and
•	Collectability is reasonably assured.

F - 10

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

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

(l) Foreign currency translations and transactions - The functional and reporting currency of the Company is the United States Dollars (“U.S. dollars”). All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates on that date. Exchange differences are recorded in the consolidated statements of operations.

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

F - 11

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

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

(r) Comprehensive (loss) income - Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax, the amounts of $1, $(42) and $(102) for the years ended March 31, 2015, 2016 and 2017, respectively.

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

F - 12

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2016 and 2017. As of March 31, 2016 and 2017, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

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

(u) Recent Changes in Accounting Standards - In June 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The adoption of this guidance was effective for the Group as of April 1, 2016 and did not have a material impact on the Group's consolidated financial statements.

F - 13

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(v) Recent issued accounting standards not yet adopted - In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. From March 2016 through May 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Group will apply a cumulative-effect adjustment as of the date of adoption. Based on the management assessment of the application of this guidance, the Group does not expect a material impact on amounts reported and disclosures made in the Group’s consolidated financial statements.

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial statements.

F - 14

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. Management is currently assessing the potential impact of adopting this guidance on the Group's consolidated financial statements.

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial statements.

F - 15

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In January 2017, the FASB issued an accounting standard update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit's fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscals years beginning after December 15, 2019, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Group's consolidated financial statements. The adoption of this guidance would only impact the Group's consolidated financial statements in situations where an impairment of a reporting unit's assets is determined and the measurement of the impairment charge.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group's operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin Shenzhen”) and Kayser Myanmar, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2015, 2016 and 2017.

Nissin Shenzhen, which is established and operated in China, is subject to the uniform income tax rate of 25% in China.

The Group's manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2015, 2016 and 2017. However, Kayser Myanmar enjoyed a tax exemption for the year ended March 31, 2016 until the end of December, 2017, as a result, no tax expense is noted in Yangon of Myanmar.

The manufacturing operations of Hi-Lite Camera Company Limited (“Hi-lite”) in Long Hua, Shenzhen was conducted pursuant to agreement entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the “BFDC”) (the agreement, collectively the “BFDC Agreement”).

F - 16

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES – continued

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

As part of the manufacturing operations of the Group (excluding Nissin Shenzhen) were carried out in China under the BFDC Agreement, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21 (DIPN 21), 50% of the related income for the year arising in Hong Kong was not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax had been determined based on such tax relief.

The Group has ceased operating under the BFDC Agreement in April 2015. According to DIPN 21, the apportionment of profits on a 50:50 basis is no longer applicable during the year ended March 31, 2016 and 2017.

F - 17

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES – continued

The components of income before income taxes are as follows:

	Year ended March 31,
	2015	2016	2017
	$	$	$

Hong Kong	1,104	1,361	513
China	173	146	248
	1,277	1,507	761

The provision for income taxes consists of the following:

	Year ended March 31,
	2015	2016	2017
	$	$	$

Hong Kong
Current tax	78	143	103
Deferred tax	(12)	–	–
	66	143	103
China
Current tax	68	100	133
	134	243	236

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2015	2016	2017
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income (Note)	1.5	9.7	15.2
Changes in valuation allowances	(1.6)	(6.8)	(5.9)
Overprovision of profits tax in prior year	(3.8)	(0.2)	(0.5)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(2.8)	0.8	2.8
Others	0.6	(4.0)	2.9
Effective tax rate	10.4	16.0	31.0

Note: Amount primarily represents non-deductible social costs and administrative expenses incurred by Nissin Metal and Plastic (Shenzhen) Company Limited and Highway Holdings.

F - 18

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES – continued

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2016	2017
	$	$
Deferred tax liability:
Property, plant and equipment	34	33

Deferred tax asset:
Tax loss carryforwards	(614)	(568)
Valuation allowance	612	567

Total net deferred tax asset	(2)	(1)

Net deferred tax liability	32	32

Movement of valuation allowances are as follows:

	Year ended March 31,
	2015	2016	2017
	$	$	$

At the beginning of the year	803	722	612
Changes in prior year tax losses carry forward	(60)	(8)	-
Current year reduction	(21)	(102)	(45)

At the end of the year	722	612	567

A valuation allowance has been provided on the deferred tax asset because the Group believes that it is not more likely than not that the asset will be realized. As of March 31, 2016 and 2017, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2016 and 2017, tax losses amounting to approximately $3,720 and $3,444, respectively may be carried forward indefinitely.

As of March 31, 2016 and 2017, the Group's China subsidiary had no tax loss that would expire five years from respective financial years incurring the losses.

F - 19

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES – continued

Uncertainties exist with respect to how China's current income tax law applies to the Group's overall operations, and more specifically, with regard to tax residency status. China's Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the China will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. The Company does not believe that its legal entities organized outside of China should be treated as residents for the EIT Law's purposes. Because substantially all of the Company's revenues on a consolidated basis are generated in China, and the Company's legal entities organized outside of China does not generate any taxable income on a standalone basis, even if one or more of the Company's legal entities organized outside of China were characterized as China tax residents, the Company does not expect any significant adverse impact on the Company's consolidated results of operations.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2016 and 2017, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2008 to 2017 remain subject to examination by the Hong Kong tax authority.

F - 20

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2016	2017
	$	$

Raw materials	774	1,914
Work in progress	29	71
Finished goods	622	280

	1,425	2,265

Slow moving inventories amounting to $80, $25 and $41 were written off during the years ended March 31, 2015, 2016 and 2017, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of March 31,
	2016	2017
	$	$

At cost:
Machinery and equipment	12,205	12,386
Furniture and fixtures	441	442
Leasehold improvements	493	506
Motor vehicles	153	153

Total	13,292	13,487
Less: Accumulated depreciation and impairment	(12,171)	(12,533)

Property, plant and equipment, net	1,121	954

Depreciation expense incurred for the years ended March 31, 2015, 2016 and 2017 were $393, $317 and $266, respectively.

Write off of property, plant and equipment amounting to $nil, $117 and $nil during the years ended March 31, 2015, 2016 and 2017, respectively.

F - 21

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group's consolidated balance sheet as of March 31, 2016 and 2017 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2016	2017
	$	$

The Group's proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)
Investments in equity investees reported in the consolidated balance sheet	–	–

On August 5, 2003, the Group acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) (“Kayser Technik (Overseas)”) (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) was engaged in the trading of camera batteries, films and disposable cameras and became inactive. Such investment was fully impaired as of March 31, 2016 and 2017.

7.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2016	2017
	$	$

Accrued payroll and employee benefits	2,185	2,260
Deposits received from customers	26	20
Accrued audit fee	252	251
Others	326	522

	2,789	3,053

F - 22

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,133, $1,111 and $1,145 for the years ended March 31, 2015, 2016 and 2017, respectively.

As of March 31, 2017, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2017	1,138
2018	1,158
2019	1,115

3,411

(b)	As of March 31, 2016 and 2017, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment of $20 and $nil, respectively.

9.	TREASURY STOCK

as of March 31, 2016 and 2017, 5,049 shares were held in treasury and are not eligible to vote.

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

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

F - 23

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS – continued

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2016 and 2017 are as follows:

	Percentage of accounts receivable
	2016	2017
	%	%

Customer A	45.3	47.9
Customer B	12.9	13.0
Customer C	11.0	12.0

Three largest receivable balances	69.2	72.9

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,
	2015	2016	2017
	$	$	$

At beginning of year	6	6	6
Allowance for the year	-	-	60

At end of year	6	6	66

A substantial percentage of the Group's sales are made to four customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2015, 2016 and 2017 are as follows:

	Year ended March 31,
	2015	2016	2017
	%	%	%

Customer A (note a)	38.3	44.1	46.0
Customer B (note b)	13.1	12.2	11.6
Customer C (note b)	N/A	14.0	11.0
Customer D (note a)	N/A	N/A	10.7

F - 24

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS – continued

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.

11.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2015	2016	2017
	$	$	$
Net income attributable to Highway Holdings Limited's shareholders, basic and diluted	1,150	1,251	527

Shares:
Weighted average common shares used in computing basic net income per share	3,786,542	3,801,874	3,801,874

Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of common shares	8,259	-	-

Weighted average common shares used in computing diluted net income per share	3,794,801	3,801,874	3,801,874

Net income per share, basic	0.30	0.33	0.14

Net income per share, diluted	0.30	0.33	0.14

No option to purchase common shares was excluded in the computation of 2015 diluted net income per share as the effect was dilutive. All share options were exercised or lapsed before the year ended March 31, 2015. No share option is outstanding for the year ended March 31, 2016 and 2017.

F - 25

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	STAFF RETIREMENT PLANS

The Group operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group.

The MPF are available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on the staff's relevant income.

12.	STAFF RETIREMENT PLANS – continued

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

The cost of the Group's contribution to the staff retirement plans in Hong Kong and China amounted to $193, $212 and $227 for the years ended March 31, 2015, 2016 and 2017, respectively.

13.	STOCK OPTIONS

The Group has adopted the 1996 Stock Option Plan (the “Option Plan”). The Option Plan provides for the grant of options to purchase common shares to employees, officers, directors and consultants of the Group. The Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of common shares subject to the option and the option's exercisability. The maximum exercisable period of options granted under the Option Plan is five years.

F - 26

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

13.	STOCK OPTIONS – continued

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

No options were granted by the Company for the years ended March 31, 2015, 2016 and 2017.

As of March 31, 2015, 2016 and 2017, there were no unrecognized compensation cost related to non-vested stock options granted under the Option Plan, nor any non-vested stock options. All share options were exercised or lapsed at March 31, 2015. No share option is outstanding during the years ended March 31, 2015, 2016 and 2017.

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

F - 27

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	SEGMENT INFORMATION – continued

	Year ended March 31,
	2015	2016	2017
	$	$	$
Net sales:
Metal stamping and Mechanical OEM	12,520	10,268	8,323
Electric OEM	9,853	12,667	11,280

Total net sales	22,373	22,935	19,603

Operating income:
Metal stamping and Mechanical OEM	745	738	267
Electric OEM	605	916	646
Corporate	(79)	(138)	(152)

Total operating income	1,271	1,516	761

Interest expense:
Metal stamping and Mechanical OEM	-	-	-
Electric OEM	-	-	-

Total interest expense	-	-	-

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	226	137	107
Electric OEM	167	180	159

Total depreciation and amortization	393	317	266

Capital expenditure:
Metal stamping and Mechanical OEM	71	226	88
Electric OEM	58	298	109

Total capital expenditure	129	524	197

F - 28

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	SEGMENT INFORMATION – continued

	As of March 31,
	2016	2017
	$	$
Total assets:
Metal stamping and Mechanical OEM	7,268	7,374
Electric OEM	9,638	8,597
Corporate	133	1,581

Total assets	17,039	17,552

	As of March 31,
	2016	2017
	$	$
Long-lived assets:
Metal stamping and Mechanical OEM	518	412
Electric OEM	603	542

Total long-lived assets	1,121	954

All of the Group's sales are co-ordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2015	2016	2017
	$	$	$
Net sales:
Hong Kong and China	4,703	5,662	4,700
Other Asian countries	1,734	134	31
Europe	15,153	16,342	14,037
North America	783	797	835

	22,373	22,935	19,603

All of the Group's long-lived assets are located in Hong Kong and China.

F - 29

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2015, 2016 and 2017.

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

23

The non-controlling interest (25%) in Kayser Myanmar recognized at the acquisition date was measured by reference to the proportionate share of recognized amounts of net assets of Kayser Myanmar and amounted to $25.

F - 30

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except for shares and per share data)

16.	BUSINESS COMBINATION – continued

$
Goodwill arising on acquisition:
Cash consideration paid	50
Add: Non-controlling interests	25
Add: Interest in equity investee previously held	25
Less: Identifiable net assets acquired	(23)

Goodwill arising on acquisition	77

$
Net cash outflow arising on acquisition is determined as follows:
Cash consideration paid	(75)
Bank balance and cash acquired	56

(19)

On January 12, 2017, the Company further acquired 9% equity interest of Kayser Myanmar at a consideration of $9 from the non-controlling interest. As at March 31, 2017, the Company held 84% equity interest in Kayser Myanmar.

* * * * * *

F - 31