Form 20-F
period 2018-03-31
HIGHWAY HOLDINGS LTD
filed 2018-07-09
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018.

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

Roland Kohl

Chief Executive Officer

Suite 1801, Level 18, Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong
telephone: (852) 2344-4248
fax: (852) 2343-4976
roland.kohl@highwayholdings.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, $0.01 par value per share Preferred Share Purchase Rights	NASDAQ Capital Market NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 3,801,874 Common Shares were outstanding as of March 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.. See definition of large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: _____ Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the relocation of its current Myanmar manufacturing facilities to another Myanmar facility this year;

●	the Company’s business development, financial condition and results of operations;

●	our anticipated business activities and the expected impact of these actions on our results of operations and financial condition;

●	expected changes in our revenues and certain cost or expense item;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

●	general economic and business conditions affecting the Company’s major customers.

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

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries, including its 84% owned subsidiary in Myanmar. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Myanmar” are to the Republic of the Union of Myanmar. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. The U.S. Securities and Exchange Commission is referred to in this Annual Report as the “SEC.”

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2018 and the balance sheet data as of March 31, 2017 and 2018 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2014, 2015 and 2016 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2014	2015	2016	2017	2018
Statement of Operations
Net sales	$22,936	$22,373	$22,935	$19,603	$19,166
Gross profit	5,452	5,717	5,928	5,570	6,742
Operating income	793	1,271	1,516	761	1,938
Net income attributable to Highway Holdings Limited’s shareholders	596	1,150	1,251	527	1,550
Per share amounts
Net income-basic	$0.16	$0.30	$0.33	$0.14	$0.41
Net income-diluted	0.16	0.30	0.33	0.14	0.41
Dividend declared(1)	0.12	0.30	0.40	0.27	0.32
Weighted average number of shares:
Basic	3,779	3,787	3,802	3,802	3,802
Diluted	3,789	3,795	3,802	3,802	3,802
Dividend declared(1)	$454	$1,138	$1,521	$1,026	$1,216

Balance Sheet Data
Property, plant and equipment, net	$1,213	$1,094	$1,121	$954	$770
Working capital	10,374	11,016	10,657	10,200	10,864
Total assets	15,776	16,987	17,039	17,552	18,130
Long term debt	—	—	—	—	—
Common shares	38	38	38	38	38
Total equity	12,146	12,233	11,934	11,310	11,790
Common shares issued and outstanding	3,784	3,802	3,802	3,802	3,802

(1)	Represents dividends declared during the fiscal year and not necessarily the payment date (dividends declared in one fiscal year may have been be paid to shareholders in the subsequent fiscal year).

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. The following discussion highlights all the material risks the Company faces.

The Company is Now Required to Conduct its Manufacturing Operations Under Certain Rules and Regulations Applicable to Domestic Chinese Companies. When the Company commenced its manufacturing operations in China in 1991, the Company benefitted from certain arrangements that its subsidiaries entered into with the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees. Under these arrangements, the Company’s manufacturing operations in Long Hua, Shenzhen, were not subject to many of the rules and regulations that would be imposed on entities that were considered under China law to be doing business in China (either as joint venture or as a wholly owned subsidiary organized in China). In 2011, the Chinese government issued a decree that required all foreign companies operating under these local arrangements to reorganize their operations and to register in China as a local company. As a result of the foregoing governmental decree, the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, and discontinued its operations under the prior arrangements. Accordingly, since 2016 all of the Company’s operations in China have been conducted through Nissin PRC, a foreign owned subsidiary that is registered in China (this type of foreign owned company is commonly known as a “foreign invested enterprises,”, or as a “Wholly Foreign Owned Enterprise” (a “WFOE”)). As a PRC registered WFOE, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. Most of these new rules, permits and taxes previously did not apply to its operations in China. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. To date, the Company has managed to restructure the operations of its new PRC subsidiary in a manner that has enabled it to comply with the additional rules and regulations. However, no assurance can be given that the Company will be able to continue to operate profitably through Nissin PRC and will be able to comply with future regulations and restrictions.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, China, in Particular, Have Significantly Increased the Costs and Risks of Doing Business. In the past, foreign owned enterprises such as the Company have established manufacturing/assembly facilities in China because of China’s lower labor costs, lower facilities costs, less stringent environmental regulations, and certain benefits provided to foreign entities to encourage operations in China. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed many of its laws and regulations applicable to foreign owned enterprises and has removed many of the laws that encourage foreign investment. In addition, the cost of labor, real estate and raw materials has significantly increased, and major economic and social changes have occurred in China. Combined, these new laws, increased costs, and the changes in the social and economic environment have made operating in China as a foreign owned manufacturer much more expensive and difficult and, in general, have made operating in China less attractive financially. Changes that continue to affect the Company include increased enforcement of laws affecting workers (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration), changing environmental regulations, more burdensome import/export regulations. For example, the recently enacted regulations now require companies to make payments to up to six different employee benefit funds for each employee, which has significantly increased the Company’s cost of employment. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company’s cost of operations. Employees now have the right to enforce labor laws relating to their termination and the right to strike. The Company has, in the past, been subject to labor strikes and may be subject to labor action in the future. These factors have significantly increased the cost of doing business in China which, in turn, has required the Company to increase its prices to its customers. The increased prices charged to customers have resulted in the loss of some customers who have decided to source their parts from original equipment manufacturers (“OEMs”) located other low-cost countries, such as Vietnam, Mexico and certain Eastern European countries. The foregoing factors have adversely affected the Company’s net sales. While the Company is trying to offset the increasing costs and burdens of doing business in China (primarily by increasing automation and moving labor intensive activities to Myanmar), no assurance can be given that in the longer term the Company will be able to continue to operate in China and/or prosper under the new and evolving business or regulatory conditions in China.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2018 and 2017 the Company’s aggregate sales to its five largest customers accounted for approximately 89.7% and 87.9% of net sales respectively. While the Company believes that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines. While the Company has in the past either been able to replace major customers or to increase the amount of orders it receives from its remaining customers, no assurance can be given that the Company will be able to do so in the future. In addition, with few, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers. The Company’s revenues have decreased during each of the past three years due to the loss of certain customers and the difficulty that the Company has had in replacing those customers. In the event that the Company is not able to attract new customers or obtain increased orders from its existing customers, the Company’s revenues in the current fiscal year ending March 31, 2019 could be less than the revenues in the prior fiscal years.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2018 and 2017, accounts receivable from the five customers with the largest receivable balances at year-end represented, in the aggregate, 89.2% and 88.4% of the total outstanding receivables, respectively.

The Company’s Long Hua, Shenzhen, Leases Expire in February 2020, and the Termination of Leases Would Materially Change The Company’s Future Operations and Could Require the Company to Make Substantial Payments to its Employees. The Company’s principal manufacturing facilities are currently still located in Long Hua, Shenzhen, China. These leases (the “Premises Leases”) expire on February 28, 2020. There is a risk that the landlord may not renew the Premises Leases at the end of their current terms, or may demand significantly higher rents or additional conditions under which the Company may not want to, or may not be able to, renew the Premises Leases. If the Company is not able to reach a suitable agreement with the landlord of the Premises Leases before their expiration in February 2020, the Company will have to relocate its manufacturing facility to another, as yet unidentified, location and facility. The Company believes that currently there are other alternative facilities available to the Company in or near Long Hua, Shenzhen. However, the number of such other facilities near its current location is limited, and the Company may not be able to find facilities that suit its needs, are in a geographically desirable area, and that are financially acceptable. If the Premises Leases are not renewed and the Company has to relocate its facilities, in whole or in part, the relocation of the Company’s sole manufacturing facilities to alternative facilities will be costly, will materially disrupt the Company’s operations, could result in the Company having to pay increased rent and fees, and could adversely affect the Company’s operations, its business, and its financial condition during the relocation. In addition, under China’s labor laws, depending on where the Company relocates its manufacturing facilities, the Company’s employees could be entitled to receive employment termination payments, which payments in the aggregate could be substantial. Although the Company has been accruing payments as a liability on its financial statements, the early payment of these accrued amounts could result in a significant, and sudden decrease in the Company’s cash reserves. Accordingly, the expiration and non-renewal of the Premises Leases could have a material negative adverse impact on the Company’s operations and financial condition in the near future. No assurance can be given that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in February 2020 or that any such renewal will be on terms favorable to the Company.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. The Company’s main manufacturing facilities are located in China. As a result, the Company’s operations and assets are subject to all of the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, the Chinese government has recently been imposing burdensome import regulations on companies, such as the Company, that heavily rely on imports of raw materials. In addition, foreign owned enterprises, including the Company, have recently been subject to numerous governmental inspections and have been subjected to additional burdensome regulations and, on occasion, to cash penalties and fines. While the Company has, to date, been able to continue its operations in China despite these changes and additional burdens, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Increased Wages And The Other Costs Of Labor in China Have a Material Negative Impact The Company’s Operations And Continue to Increase Its Operating Costs. Minimum wages in China in general, and in Shenzhen in particular, have significantly increased during the past few years. While the Company pays its employees more than the minimum wage, the increase in the minimum wage has required the Company and other local manufacturers to increase their salaries by approximately the same percentage. Increases in wages also result in increases in employer contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These increases in the cost of labor will continue to increase the Company’s operating costs and will adversely affect its financial results unless the Company is able to pass on such increases to our customers by increasing the prices of our products and services. In response to the increased cost of labor (as well as the other increases in doing business in Shenzhen), the Company has increased the prices that it charge its customers. The effect of these increases in the prices of the Company’s products and services has resulted, and may continue to result, in the loss of customers who may seek, and are able to obtain, comparable products and services in lower-cost regions of the world or from certain local Chinese companies that receive governmental support of subsidies. During the past few fiscal years, some of the Company’s larger customers have been unwilling to pay the higher prices that the Company had to charge in response to higher cost of operations and, accordingly, the Company’s new sales have decreased. Future increases in the Company’s costs and in the prices that it charges its customers may result the loss of additional customers and in the loss of revenues, which could affect the Company’s financial results.

The Company Faces Numerous Risks In Its Expanding Operations In Myanmar. In response to costs and burdens of operating in China, the Company has decided to move most of the Company’s labor intensive work to Myanmar (formerly Burma), a lower labor cost country. Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to own an interest in a Myanmar company. In addition, the U.S. and European Union recently lifted many trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. In March 2015 the Company acquired 75% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company registered to operate in Myanmar. In January 2017 the Company increased its ownership interest in Kayser Myanmar to 84%. During the past two fiscal years, the Company has transferred equipment from its Shenzhen, China, facilities to the Myanmar company in order to enable the Myanmar company to assemble and manufacture the Company’s products. To date, the Company has shifted the assembly of two of its product lines, some manufacturing functions, and its painting operations to Kayser Myanmar as part of the Company’s plan to shift much of its labor intensive assembly and manufacturing operations to Myanmar. In addition to the assembly services currently performed in Myanmar, the Company recently commenced transferring some of its component manufacturing equipment to Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include the labor relations issues (including strikes), lack of infrastructure, high rent for suitable factories and land (which rates continue to increase), uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate. Such currency fluctuations could affect the operations in Myanmar, which would impact the Company’s plan to relocate some of its assembly functions to the Yangon, Myanmar facility. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

Wages In Myanmar Have Recently Increased Substantially and are Expected to Continue to Increase, Which Could Affect the Company’s Future Operations in Myanmar. The Myanmar government has recently made material changes to the labor laws in Myanmar and has increased wages, which labor law changes and increased wages could make operating in Myanmar by Kayser Myanmar more expensive and difficult. Since the Company’s plan is to shift much of its expensive and highly regulated work from its China facility to Kayser Myanmar, increasing the cost of labor and imposing additional regulations in Myanmar may make the future operations in Myanmar economically uninteresting. No assurance can be given that Kayser Myanmar will be able to operate in a cost efficient manner in the future. Should Kayser Myanmar continue to experience increased costs and regulatory restrictions, the Company may lose the low cost benefits of operating in Myanmar that it was expecting in order to continue to service its larger clients.

The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly and Manufacturing Operations To Myanmar. Shifting part of its assembly and manufacturing operations from the higher cost operations in China to the lower cost facility in Myanmar is part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. Accordingly, it is becoming increasingly important that that the Company’s customers agree to have their products manufactured in Yangon, Myanmar. To date, a few of the Company’s customers have permitted some of the assembly work on their products to be subcontracted to the Myanmar facility. While the quality of the products manufactured at Kayser Myanmar has satisfied the Company’s customers, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of political and public relations issues. The Rohingya humanitarian crisis, and the Myanmar government’s actions in expelling many Rohingya from Myanmar, have further tarnished Myanmar’s unfavorable human rights record. As a result of Myanmar’s reputation and this refugee crisis, many global brands, including several of the Company’s customers, have reduced or stopped the manufacture of their products in Myanmar. In the event that the Company’s customers prohibit the Company from manufacturing their products in Myanmar, the Company’s operations and financial condition will be significantly and adversely affected. To date, none of the Company’s customers has terminated any manufacturing orders with the Company as a result of the Rohingya crisis. However, no assurance can be given that customers will not, in the future, withdraw their work from Myanmar. The Company currently is unable to estimate what effect the Royhingya crisis will have on the Company’s future net sales and financial condition.

The Company’s Subsidiary in Myanmar Will Incur Significant Costs and Possible Business Interruption as a Result of Its Need to Relocate Its Myanmar Manufacturing Facilities in 2018. Kayser Myanmar, the Company’s 84% owned subsidiary in Myanmar, operates from a leased facility in Yangon. Kayser Myanmar’s lease expires on December 31, 2018. The landlord has informed Kayser Myanmar that the lease will not be renewed. Accordingly, Kayser Myanmar will have to lease a new manufacturing facility and move all of its operations into that facility in 2018. Kayser Myanmar has identified a new factory complex in Yangon (the “New Yangon Facility”) that is suitable for its needs and that it is currently trying to lease from the owner on a long-term basis. While Kayser Myanmar is currently in discussions to finalize the terms of a long-term lease for the New Yangon Facility, no assurance can be given that Kayser Myanmar will in fact be able to enter into a lease. Furthermore, the lease transaction is dependent upon the landlord obtaining certain governmental approvals, including the approval of the lease for the New Yangon Facility by Myanmar Investment Commission, the receipt of which is not certain. If Kayser Myanmar is unable to consummate the pending lease transaction for the New Yangon Facility, it will have to find an alternative location. Kayser Myanmar may not be able to do so, or may not be able to find a new facility that is suitable for its current, and proposed, operations. The failure to lease a new factory and to timely move its operations to that new facility, will materially and detrimentally affect the operations of Kayser Myanmar and, therefore, the operations and financial condition of the Company. Furthermore, even if Kayser Myanmar does enter into a lease for the New Yangon Facility, or otherwise leases another facility, Kayser Myanmar’s operations in 2018 will be disrupted by the relocation to the new facility, which disruption may have a negative impact on its operations.

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

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of numerous events that have threatened the business relations between the countries. These strains on U.S./China relations could affect the ability of foreign companies listed on U.S. stock markets, such as the Company, to operate in China. Also, strains between the U.S. and China could interfere with the ability of companies manufacturing in China from engaging in business with, or selling to the U.S. or to U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company’s business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company’s business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company’s Common Shares.

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

Labor Shortages and Employee Turnover. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after effects of China’s one-child policy, the Company has recently experienced difficulty in filling its lower cost labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. The Company regularly faces severe labor shortages in Shenzhen as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, many of the Company’s assembly workers have to be replaced every year. The cost of hiring and training new employees adds to the Company’s overall cost of operations. Myanmar also observes an extended new year’s celebration during which all workers leave.

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

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and certain of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. For example, the Company’s Chief Operating Officer unexpectedly died in 2017, which caused significant disruption in the Company’s operations and uncertainty with the Company’s customers. Mr. Kohl’s new employment agreement expires in March 2019. The Company owns a $2,000,000 life insurance policy issued to insure the Company’s in the event of Mr. Kohl’s death. In addition, the Myanmar operations are highly dependent upon that facilities’ Managing Director (who also is its co-founder). Should the Myanmar co-founder leave, the Myanmar operations could be materially affected, and the Company could have difficulty in finding a replacement.

The Company Must Continuously Adapt Its Operations To Suit Its Customers’ Needs, Or Else It Will Lose Customers. The Company’s customers are continuously changing the mix of their products. Accordingly, the Company must continuously adapt its manufacturing abilities to suit the needs of its customers. No assurance can be given that the Company will be able to detect and correctly react to future changes in the needs of its principal customers, or that its investments in equipment and machinery made in anticipation of such changes will result in a positive return. Should the Company fail to react, or to incorrectly react to changes in the needs of its current or future customers, its business, operations and financial condition could be adversely affected.

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

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based on its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong’s shipping port and business/banking facilities. However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company’s competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. The significantly increases in the cost of operating in China, including changes in labor laws, changes in environmental regulations and in the enforcement of such regulations, increases in safety regulations, and a general increase in the cost of doing business have all collectively eroded many of the advantages of operating in China. No assurance can be given that the Company will continue to be able to compete effectively against companies based in China or, in particular, those operating outside of China.

Fluctuation in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros). As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange gain of $63,000 in the fiscal year ended March 31, 2018, but incurred currency exchange losses of $19,000 and $21,000 in the fiscal years ended March 31, 2017 and 2016, respectively. Currency fluctuations have in the past been more significant and have, in those prior years, materially affected the Company’s financial results. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

The Company is Exposed to Significant Worldwide Political, Economic, Legal And Other Risks Related To Its International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China and Myanmar. The Company sells its products to customers in Europe, Hong Kong, North America and elsewhere in Asia. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Acquisitions Or Strategic Investments, Including The Recent Expansion Into Myanmar (Burma), May Not Be Successful And May Harm The Company’s Operating Results. The Company has in the past, and may in the future, acquire, invest in, or enter into strategic arrangements with other companies in China and elsewhere (including elsewhere in Asia, Europe or even in North or Central America). For example, as part of its strategy to reduce some of its operating expenses, in the past few years the Company acquired an 84% interest in a Myanmar company and a 51% interest in a venture that it co-owns with ACI Group GmbH, a company based in Zimmern o. R., Germany. The German company was established to manufacture a series of lower cost, proprietary CO2 cleaning systems for industrial and commercial cleaning applications. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

●	The assumption of unknown liabilities, including employee obligations. Although the Company normally conducts extensive legal and accounting due diligence in connection with its acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material.

●	The Company could incur significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

●	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

●	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

●	Future acquisitions could divert the Company’s capital and management’s attention to other business concerns.

●	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

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

Certain Legal Consequences of Incorporation in the British Virgin Islands. The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Amended and Restated Memorandum of Association and Articles of Association and by the BVI Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

Our Rights Plan And Certain Provisions of Our Amended and Restated Memorandum and Articles of Association May Discourage a Change of Control. In April 2018, we adopted a shareholder rights plan (the “Rights Plan”) that provides for the issuance of one right (“Right”) for each of our outstanding common shares. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our Board of Directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Shares on terms not approved by our board of directors. The Rights Plan may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable.

Some provisions of our Amended and Restated Memorandum and Articles of Association also may discourage, delay or prevent a change in control of our company or management, including provisions that 1) provide that a meeting of shareholders can be called only by the Company’s Board of Directors, Chairman of the Board, Chief Executive Officer, or President and not by shareholders; (2) provide that directors of the Company may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares; and (3) require a vote of at least two-thirds in voting power of the outstanding shares to amend these and certain other provisions of the Amended and Restated Memorandum and Articles of Association.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Myanmar and China. Substantially, all of the Company’s assets are located in the PRC and Myanmar, and no assets, employees or operations are located in the U.S. In addition, most of the Company’s directors and all of its executive officers reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC, Myanmar or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC or Myanmar of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

Volatility Of Market Price Of the Company’s Shares. The markets for equity securities have been volatile, and the price of the Company’s Common Shares has been and could continue to be subject to material fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations.

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

The Audit Report Included In This Annual Report is Prepared By Auditors Who Are Not Inspected By The Public Company Accounting Oversight Board And, As Such, You Are Deprived Of The Benefits Of Such Inspection. The Company’s independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because the Company has substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of the Company’s auditors as it relates to those operations without the approval of the Chinese authorities, the Company’s auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating the Company’s auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

If Additional Remedial Measures Are Imposed On The Big Four PRC-Based Accounting Firms, Including The Company’s Independent Registered Public Accounting Firm, In The Administrative Proceedings Brought By The SEC Alleging The Firms’ Failure To Meet Specific Criteria Set By The SEC With Respect To Requests For The Production Of Documents, The Company Could Be Unable To Timely File Future Financial Statements In Compliance With The Requirements Of The Exchange Act. Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms (including the Company’s independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

If the Company’s independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and the Company were unable to timely find another registered public accounting firm to audit and issue an opinion on its financial statements, the Company’s financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the Company’s common shares from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the common shares in the United States.

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Because of the difficulty in hiring and keeping highly qualified accounting personnel and the high cost of maintaining proper internal controls, management may not be able to conclude that the Company’s internal control over financial reporting is fully effective. These possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares. In addition, the SEC’s requirement that the Company must maintain effective financial controls and systems also is applicable to the Company’s new majority-owned Myanmar subsidiary. Although the Company has implemented its company-wide financial controls at the Myanmar facility, because of the lack of familiarity with U.S. controls and procedures, language issues and the training of its personnel, no assurance can be given that the Myanmar financial controls will be sufficient to prevent fraud or financial reporting inaccuracies.

Concentration of Share Ownership Allows Management to Substantially Influence the Outcome of Matters Requiring Shareholder Approval. As of July 9, 2018, members of the Company’s senior management and Board of Directors collectively beneficially owned approximately 24% of the Company’s outstanding Common Shares. As a result, if they were to act together, they may be able to substantially influence the outcome of all matters requiring approval by the shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by our other shareholders.

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company attempts to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company made three dividend payments in the years ended March 31, 2017 and four payments in the fiscal 2018 (a total of $0.30 per share in fiscal 2017, and $0.29 per share in fiscal 2018). Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Item 4.	Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. During the fiscal year ended March 31, 2015, the Company purchased a 75% equity interest in Kayser Myanmar Manufacturing Company Ltd. (Kayser Myanmar), a company registered to operate as a foreign company in Myanmar. In 2017, the Company increased its ownership interest in Kayser Myanmar to 84%. Kayser Myanmar currently assembles products for the Company at its product assembly facility in Yangon, Myanmar.

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the (“IBCA”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA, and simultaneously with such repeal, the Company was automatically re-registered under the BVI Business Companies Act, 2004, BVI’s corporate law that replaced the IBCA. In May 2018, the Company amended its Memorandum and Articles of Association to conform to the IBCA.

As of the date of this Report, Highway Holdings Limited conducts all of its operations through six wholly-owned or controlled subsidiaries that carry out the Company’s business from Hong Kong, the Company’s principal manufacturing factory in Shenzhen, China, and from a facility in Yangon, Myanmar.

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

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. The manufacture and sale of the Company’s own products would supplement the Company’s existing OEM business. The Company believes that developing and selling its own products in Asia would lessen its dependence on third party customers and would diversify its operations into a higher margin line of business. As part of its goal to develop a line of proprietary products, in November 2013 the Company formed a jointly owned company with ACI Group GmbH, based in Zimmern o. R., Germany. The purpose of this new company (known as Advanced Cleaning Innovations Asia Limited) is to develop and manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications. The joint venture company’s goal is to market the cleaning systems in Asia and elsewhere. In the fiscal year ended March 31, 2018, the Company completed its development of the CO2 cleaning system, and started to commercially introduce this cleaning system to manufacturers as an alternative method of cleaning machinery. The Company also is considering using the CO2 snow-jet and dry ice systems in the retail clothing marketplace as a method of individualizing clothing, and is currently working with a U.S. based marketing company to use the CO2 machines to customize clothing. If the CO2 system is successfully commercialized in the clothing marketplace in U.S., the Company would consider introducing that system into certain Asia clothing markets.

Reorganization. In 2010 the regional governments announced that the license arrangement previously used by the Company and numerous other foreign businesses to operate in China would no longer be permitted. All foreign companies operating in China under this type of subcontract arrangement were required to transfer their licensed China operations to foreign-owned companies organized and registered in China. Accordingly, in May 2011 the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, and transferred its China-based cash, assets, employees and operations to Nissin PRC. The termination of the license operating agreements continued through the fiscal year ended March 31, 2016, at which time all of the Company’s operations had either been transferred to Nissin PRC, or terminated (the foregoing reorganization and transfer of the Company’s operations in China to Nissin PRC is herein referred to as the “Reorganization”). All of the Company’s operations in China since the beginning of the fiscal year ended March 31, 2017 have been conducted through its Nissin PRC subsidiary.

As a result of the Reorganization, the Company has also had to increase certain of its administrative functions in Hong Kong. Currently, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are now being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at either the factory in Long Hua, Shenzhen, China, or Kayser Myanmar’s facility in Yangon, Myanmar. To facilitate the operations of the Myanmar company, much of the assembly equipment and some of the component manufacturing equipment has been transferred by the Company from its Shenzhen, China, facility to the Company’s majority-owned subsidiary in Yangon, Myanmar. The Company intends to move more of its component manufacturing operations from Shenzhen to Yangon.

As part of the Reorganization, the Company transferred all of its operations to Nissin PRC. As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, unlike the Company’s prior arrangements, Nissin PRC will be subject to China’s tax regulations and will be subject to the rules and regulations applicable to other PRC registered companies.

As a result of the Reorganization, the Company is now structured as follow:

●	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

●	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

●	The Company’s manufacturing and assembly operations are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

●	Some of the Company’s assembly and manufacturing operations are now being conducted in Yangon, Myanmar, through its majority-owned subsidiary, Kayser Myanmar. The Company owns an 84% interest in Kayser Myanmar.

Strategic Realignment of Assembly Operations--New Myanmar Operations

The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility in Shenzhen have significantly increased, and the cost advantages of operating in China have been significantly eroded. The Company was not always able to pass the increased costs through to the Company’s international customers, some of whom elected to move some of their OEM requirements to other, low labor cost, developing countries. In order to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a.       In order to increase its production efficiency and reduce costs, the Company has been restructuring its manufacturing methods and, where possible, has been supplementing its manufacturing with automation or semi-automated equipment. As a result, during the past five years the Company has been able to reduce its labor force by more than one-half.

b.       The Company has been shifting its labor intensive assembly, and recently some of its manufacturing, operations to Yangon, Myanmar (formerly, Burma), a developing country that has started to permit foreign investment in that country. The cost of operating and assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, in order to test the feasibility of operating in Myanmar, the Company subcontracted the assembly of one of the Company’s products to a third party supplier in Yangon, Myanmar. Initially, the Company loaned the owners of the Myanmar facility some funds and sold the owners some equipment with which that facility could assemble a line of the Company’s products. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in order to take advantage of this cost savings, the Company decided to purchase a majority ownership interest in the Myanmar company from the two owners of that Company. In June 2014 the Company purchased a 25% ownership interest in the Myanmar company, and then acquired an additional 50% interest in March 2015. As a result, as of March 31, 2015, the Company was a 75% owner of the Myanmar company known as Kayser Myanmar. In January 2017, the Company increased its ownership interest in Kayser Myanmar to 84%. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national and a founder of Kayser Myanmar. The Company has invested, and currently intends to continue to invest additional amounts in further equipping, expanding and developing the Kayser Myanmar facility (to date, the Company has invested a total of approximately $270,000 in the share capital of the Myanmar company, which capital infusion is still in the process of registration and filing with the Myanmar authorities). The Company’s goal is to gradually shift most of its labor intensive product assembly and labor intensive component manufacturing operations from Shenzhen, China, to Myanmar. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors--The Company Faces Numerous Risks In Its Operations In Myanmar” and “Risk Factors--The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar.”

Since 2013, Kayser Myanmar has conducted its assembly and manufacturing operations in an approximately 2,000 square meter facility it leases from an unaffiliated third party in Yangon, Myanmar. The lease for the current facility will expire in December 2018. Because the existing lease will expire at the end of December 2018, Kayser Myanmar will have to relocate its current manufacturing facilities to another facility. Kayser Myanmar believes that it has located a suitable alternate manufacturing facility in the same Hlaing Tharyar Township in Yangon (the “New Yangon Facility”). The New Yangon Facility is owned by a third party domestic Myanmar company, which in turn is owned by two citizens of Myanmar. One of the owners of that Myanmar company currently is a manager and shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other owner currently is a manager of Kayser Myanmar. Kayser Myanmar is in discussions with the owner of the New Yangon Facility to lease the New Yangon Facility on a long-term basis. However, the parties have not entered into a lease, and no assurance can be given that the Kayser Myanmar will be able to lease the New Yangon Facility on the terms under discussion, or on any other basis. See, “Risk Factors--The Company’s Subsidiary in Myanmar Will Incur Significant Costs and Possible Business Interruption as a Result of Its Need to Relocate Its Myanmar Manufacturing Facilities in 2018.”

Kayser Myanmar and the company that owns the New Yangon Facility are currently under discussions to lease the New Yangon Facility to Kayser Myanmar on a long-term basis. If the lease is entered into and is thereafter approved by the required Myanmar agencies, Kayser Myanmar would have to make a significant up-front rental payment and would thereafter be responsible for all property improvements and the maintenance of the facility. Accordingly, under the terms the New Yangon Facility lease currently being considered, Kayser Myanmar will have to pay all future ongoing expenses of the property, including real estate taxes, building insurance, and maintenance, in addition to paying utilities.

If Kayser Myanmar is able to lease the New Yangon Facility, Kayser Myanmar’s plan would be to increase the manufacturing and assembly capacity of its Myanmar operations. In order to do so, Kayser Myanmar intends to build a new factory on the site (there currently are two manufacturing factories on the New Yangon Facility site), and to also erect a new office building on the site. The two newly constructed buildings would add approximately 2,800 square meters of manufacturing and office space.

Kayser Myanmar’s goal is to enter into the lease for the New Yangon Facility as soon as practicable and to then immediately commence construction work to refurbish the two existing buildings and to construct the two new buildings. Kayser Myanmar’s goal is to relocate its equipment and machinery from the current facility to the New Yangon Facility so that its current operations will be transferred and operational at the New Yangon Facility by the end of 2018. However, its ability to enter into a lease for the New Yangon Facility is uncertain, and the foregoing construction and relocation schedule is subject to various factors beyond the control of Kayser Myanmar. Accordingly, it is uncertain whether Kayser Myanmar will be able to move its current operations to the New Yangon Facility this year, or at all.

Current Business Overview

The Company is a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, Asia, and to a lesser extent, in the United States). Since the Company’s formation, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the past three fiscal years, the Company also conducted an increasing amount of its product assembly functions (and some manufacturing functions) at a facility in Yangon, Myanmar, that is now 84% owned by the Company.

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

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Strategic Realignment of Assembly Operations--New Myanmar Assembly Facility,” above.

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

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese customers and in order to reduce its labor costs and improve quality, the Company has during the past few years continuously upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company has made significant investments in automated manufacturing and assembly by increasing the number of automated stations that manufacture or assemble products. The Company has gained valuable experience in the field of automation through its current and prior joint ventures with German companies, and now is able to design and manufacture its own automated production lines. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The automated machinery has reduced the number of workers at the Company’s facilities by more than one half in the past few years. In addition to robotics that replace manual labor, the Company has also invested in Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, spectrum analyzers, as well as numeric controlled stamping machines.

Reduce Its Manufacturing And Assembly Costs. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing and China no longer is competitive with certain underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company has now acquired a controlling interest in an assembly facility based in Yangon, Myanmar. The Company’s goal is to transfer much of its labor intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. By operating in Myanmar, the Company initially did not intend to either lower the prices that it charges its clients or to increase its gross margins. However, as a condition to permitting some of the Company’s manufacturing to be shifted to Myanmar, the Company has been forced to lower some of the prices of goods assembled in Myanmar, which has strained those operations. The Myanmar operations have two ancillary affects: (i) As a “foreign company” under Myanmar law, until the end of 2017, Kayser Myanmar’s profits were exempt as a result of a tax holiday on profits; and (ii) the taxation and customs union of the European Commission has designated Myanmar as an undeveloped country whose exports are currently still subject to tariff concessions called “preferential tariff quotas”. Accordingly, the Company’s European customers that satisfy the European Commission’s requirements currently benefit from purchasing products manufactured in Myanmar. These benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business. Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage. Many of the Company’s customers have built the goodwill associated with their products and tradenames based on a high level of perceived quality. By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers. Management believes that the Company’s commitment to high level service, its attention to detail, and the quality of its manufacturing have the effect of providing customers with a sense of confidence and security that their product requirements will be met.

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

Operate as a socially responsible company. The Company is committed to being a socially responsible company by operating morally and ethically, by protecting the employees physical and mental well-being, by providing a safe work place, by following the legal employment requirements, by not employing underage persons, and by protecting the surrounding environment. The Company’s social responsibility actions are an important criteria in the selection of OEM’s by the Company’s global customers.

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

Finishing, Packaging and Shipping: After their manufacture, the parts and components are inspected for defects and checked with custom-built test gauges. Some components are then painted either at the Company’s Myanmar facilities or by specially trained, third party spray-paint facilities. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. Each of the parts, assemblies and products is then inspected, packaged to the customer’s specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. Depending on its agreement with its customers, the Company may ship the parts, assemblies and products it has manufactured by truck directly from its factory to the customer’s factory in China or elsewhere through the ports of Shenzhen, Yangon and/or Hong Kong. Alternatively, the customer may pick up the products at the Company’s factory and arrange for its own shipping.

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

Products manufactured at the Kayser Myanmar facility are shipped to the Company’s OEM customer through the Port of Yangon or the Yangon airport, both of which are readily accessible for the manufacturing facility. Kayser Myanmar typically arranges for the customs clearance of these shipments.

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2016, 2017 and 2018:

	Year Ended March 31
Geographic Areas:	2016	2017	2018
Hong Kong and China	24.7%	24.0%	21.3%
Europe	71.2%	71.6%	75.4%
Other Asian countries	0.6%	0.2%	0.2%
North America	3.5%	4.2%	3.1%

The Company currently has two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Year Ended March 31
Segment Sales:	2016	2017	2018
Metal Stamping and Mechanical OEM	44.8%	42.4%	50.3%
Electric OEM	55.2%	57.6%	49.7%

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

Major Customers

For the fiscal year ended March 31, 2018, the Company had three customers who each accounted for more than 10% of the Company’s net sales. These three customers collectively accounted for 78% of the Company’s net sales. During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. The Company’s larger customers have, in general, accepted price increases that the Company has passed through to its customers because of the increasing cost of operating in China, but a few of the Company’s larger customers have in the past few years ceased using the Company’s services because of the price increases. The loss of low margin customers has reduced the Company’s revenues but has increased the Company’s gross margins. However, additional losses of major customers, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

Competition

The Company competes against numerous OEMs, including both smaller local companies as well as large international companies. Although the Company operates in the same market as some of the world’s largest contract manufacturers (for example, FoxConn operates a major manufacturing facility in Long Hua, Shenzhen), management believes that it principally competes with smaller firms that make up the largest segment of the contract and parts manufacturing industry in China. Since some of the Company’s customers are large international enterprises that source their products from many international providers, the Company also competes against contract manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing high quality products at a competitive price with reliable delivery and service. In addition, since the Company’s main manufacturing facilities are located in the Shenzhen area, near some of its customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, and by being able to offer “just in time” supply services.

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

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration--in particular, requirements regarding pensions, housing and life-long employment), and safety regulations for buildings and workers. The Chinese governmental authorities are increasingly formalizing workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized. As a result, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The Shenzhen municipal government recently also issued the Interim Measures on the Administration of Housing Funds that require all local businesses to make contributions to a housing fund, which contributions range from 5% to 12% of an employee’s salary.

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

Since establishing its operations in China in 1991, the Company has operated its main manufacturing facility in Long Hua, Shenzhen, pursuant to licensing agreements with local governmental organizations that largely exempted the Company’s operations in Long Hua, Shenzhen, from many of the rules and regulations that were imposed on entities that were considered under China law to be doing business in China as wholly owned subsidiaries organized in China. Since the Reorganization was completed in 2015, all of its operations in the PRC are now through a wholly-owned subsidiary that is registered in China as a limited liability company. As a result, the Company’s operations in China are now subject to all of the rules and regulations that previously did not apply to its operations in the PRC.

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of July 9, 2018, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some are dormant or deactivated subsidiaries), and two majority-owned active subsidiaries. The Company currently conducts its business primarily through four wholly-owned subsidiaries and its majority owned Myanmar subsidiary. The Company currently also is developing proprietary CO2 snow-jet and dry ice cleaning systems through another majority-owned subsidiary. Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities as of July 9, 2018 are as follows:

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

During the fiscal year ended March 31, 2014, the Company formed a Hong Kong subsidiary (Advanced Cleaning Innovations Asia Limited) that it co-owns with ACI Group GmbH, based in Zimmern o. R., Germany, to manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications in use in Asia. The Company owns a 51% interest in Advanced Cleaning Innovations Asia Limited. This entity operates from the Company’s facilities in Shenzhen and, until recently, has been designing and developing its products. During the fiscal year ended March 31, 2018, the development of one product was completed, and the joint venture commenced commercially marketing this cleaning product in China. To date, the Company has only had limited success selling these machines, and the Company does not expect this product to become a significant source of future revenues.

In March 2015, the Company purchased a 75% interest in Kayser Myanmar Manufacturing Company Limited, a company formed on March 16, 2012 under the laws of Myanmar. In January 2017, the Company increased its ownership interest in this entity to 84%. Kayser Myanmar currently operates as a foreign company under Myanmar law that is authorized to operate in Myanmar. A Myanmar citizen owns 16% of the Kayser Myanmar and is the general manager of the entity. Kayser Myanmar currently assembles products manufactured by the Company in China. The Company is the exclusive supplier of Kayser Myanmar, and the Company’s Kayser Ltd. (Hong Kong) subsidiary is Kayser Myanmar’s sole customer.

British Virgin Islands/Corporate Administrative Office

The office of the registered agent of the Company is located at Craigmuir Chambers, Road Town, Tortola, VG1110 British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company’s registered agent, Harneys Corporate Services Limited. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. Both of these offices are leased under leases that expire on March 20, 2020. The aggregate monthly rental cost of these offices currently is approximately $11,000 per month (based on the exchange rate in affect as of the date of this Annual Report).

Shenzhen, China/Manufacturing Facility

The Company leases a total of approximately 24,400 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space consists of 20,780 square meters of manufacturing space, with the balance representing dormitories for the Company’s factory workers. The leased space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There also are offices for production management, production engineering, and production support administration on the premises. The leases for these facilities expire in February 2020. During the fiscal year ended March 31, 2017, the landlord of the Shenzhen facilities built a new building for the Company in which the Company now operates its metal stamping business. As of the end of the fiscal year ended March 31, 2017, the Company did not fully utilize all of its manufacturing facilities. Accordingly, the newly leased facilities are expected to satisfy the Company’s space needs in the near future.

Yangon, Myanmar/Manufacturing Facility

Kayser Myanmar currently leases an approximately 2,000 square meter manufacturing and assembly facility in Yangon, Myanmar. The lease for this facility will expire in December 2018.

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

As described in this Annual Report, the Company has taken various actions to reduce its operating costs, including in particular steps to reduce its labor costs. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund and other benefit payments have resulted in high labor and staffing costs. In addition, the local government’s proclamation that all subcontract license companies had to convert their operations to a WFOE form of ownership, has further raised the cost of operating in China. As a PRC registered company, the Company’s China subsidiary now has to comply with the more burdensome permitting requirements, has to increase its record keeping functions, and has to pay VAT and income taxes in China (which taxes, net of tax credits, adds to the cost of the materials). The combination of the high labor costs and the costs and administrative burdens of operating as a PRC registered company have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor costs and the other burdens imposed on the Company’s PRC operations, the Company is attempting to shift some of its labor intensive operations from Shenzhen, China, to Myanmar, a lower cost neighboring country.

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

Commencing in the fiscal year ended March 31 2016, Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, has been subject to the tax provisions applicable as a result of its operations in Myanmar. However, under Myanmar’s Foreign Investment Law, Kayser Myanmar is exempted from Myanmar income tax until December 20, 2017. In addition, Kayser Myanmar also has a temporary exemption from customs duties and internal taxes on machinery and equipment and on certain imported raw materials used in the Myanmar operations, as well as relief from commercial taxes on goods produced for export. As a result, the tax impact of the Kayser Myanmar operations has not been material and is not anticipated to be material for most of the current fiscal year.

The Company is not subject to U.S. taxes.

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2017 and 2018.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. During the fiscal year ended March 31, 2018, net sales decreased by 2% from the fiscal year ended March 31, 2017, but net income more than doubled during that same period. For the fiscal year ended March 31, 2018, the Company paid dividends of $0.29 per share, compared to $0.30 per share in the prior fiscal year.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2016	2017	2018

Net Sales	100%	100%	100%
Cost of sales	74.2	71.6	64.8
Gross profit	25.8	28.4	35.2
Operating income	6.6	3.9	10.1
Income before income taxes	6.6	3.9	10.8
Income taxes	(1.1)	(1.2)	(2.7)
Net Income	5.5	2.7	8.1
Net (profit) loss attributable to non-controlling interest	0.0	0.0	0.0
Net income attributable to Highway Holdings Limited’s Shareholders	5.5	2.7	8.1

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Net sales for the fiscal year ended March 31, 2018 (“fiscal 2018”) decreased by $437,000, or 2.2% from the fiscal year ended March 31, 2017 (“fiscal 2017”) as a result of lower sales to certain European customers and a change in the product mix sold to such customers. Net sales in fiscal 2017 were also lower than in fiscal 2016. The lower sales to certain European customers in each of the past two years is due is due, in large part, to the increasing cost of manufacturing in China. The Company is attempting to control price increases to its customers by, among other things, moving certain manufacturing functions to its lower cost manufacturing facilities in Myanmar. However, despite these efforts, the Company has continued to lose net sales. Unless the Company is able to attract new customers or otherwise increase orders from existing customers, net sales in fiscal 2019 will likely be lower than in fiscal 2017. Overall, net sales by region in fiscal 2018 changed slightly, with net sales to European customers increasing to 75.4% in fiscal 2018 compared to 71.6% of the Company’s net sales in fiscal 2017, and net sales to Hong Kong/China decreasing in fiscal 2018 to 21.3% compared to 24.0% in fiscal 2017.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. For fiscal 2018, net sales of the metal stamping and mechanical segment increased to 50.3% of the Company’s net sales from 42.4% in fiscal 2017 due changes in the product mix. Net sales of the electric OEM segment (that also includes plastic parts) decreased to 49.7% of net sales in fiscal 2018 from 57.6% in fiscal 2017.

Gross profits as a percentage of net sales improved to 35.2% in fiscal 2018 from 28.4% in fiscal 2017 primarily due to several material tooling orders from the Company’s customers (tooling orders typically have a higher gross margins). The Company’s gross margins were also impacted by material accounting adjustments related to accruals for employee termination payments. However, excluding the increase in gross margins due to the tooling orders, the Company’s gross profits increased slightly because of a decrease in the number of workers in China (through the use of automation) and the transfer of more assembly work to Myanmar. As a result of the higher gross margins, gross profits increased by $1,172,000 in fiscal 2018 compared to fiscal 2017, despite the slight decrease in net sales.

Selling, general and administrative expenses remained substantially unchanged in fiscal 2018 compared to fiscal 2017 and remained at approximately 25% of net sales in both years. The Company was able to reduce some of main office sales and marketing expenses to offset the additional administrative expenses of the Myanmar subsidiary.

As a result of the $1,172,000 increase in gross profits in fiscal 2018 and the slight decrease in selling, general and administrative expenses, the Company’s operating income increased by $1,177,000, or 155%, in fiscal 2018.

In fiscal 2018, the Company had a currency exchange rate gain of $63,000, compared to a currency exchange loss of $19,000 in fiscal 2017, mainly due to the increase in the value of the RMB compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies.

In fiscal 2018, the Company recognized a one-time gain of $50,000 from the sale of an automation line that the Company no longer needed. No such transaction occurred in fiscal 2017.

The Company incurred income taxes of $512,000 in fiscal 2018 compared to income taxes of $236,000 in fiscal 2017. The Hong Kong statutory profits tax remained unchanged at 16.5% in fiscal 2018. However, the Company’s effective tax rate was 24.6% in fiscal 2018 compared to 31% in fiscal 2017 because of variances in certain non-deductible items.

The Company’s net income in fiscal 2018 increased to $1,550,000 from $527,000 in fiscal 2017 because of the increase in gross margins (and, therefore, gross profits), while keeping selling, general and administrative expenses relatively unchanged.

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Net sales for fiscal 2017 decreased by $3,332,000, or 14.5% from the fiscal year ended March 31, 2016 (“fiscal 2016”) as a result of lower sales to certain European customers, the disruption in its manufacturing activities caused by both the relocation of the Company’s metal stamping operations from a temporary building to a newly constructed building in Shenzhen, China, and the relocation of other assembly and manufacturing operations for China to the Company’s facility in Yangon, Myanmar. The lower sales to certain European customers is due, in large part, to the increasing cost of manufacturing in China. Overall, net sales by region remained relatively unchanged, with net sales to Europe increasing to 71.6% in fiscal 2017 compared to 71.2% of the Company’s net sales in fiscal 2016, and net sales to Hong Kong/China decreasing in fiscal 2017 to 24.0% compared to 24.7% in fiscal 2016.

For fiscal 2017, net sales of the metal stamping and mechanical segment decreased to 42.4% of the Company’s net sales from 44.8% in fiscal 2016 due to slight changes in the product mix. Net sales of the electric OEM segment (that also includes plastic parts) increased to 57.6% of net sales in fiscal 2017 from 55.2% in fiscal 2016.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2016	2017	2018
	(In thousands)
Net cash provided by operating activities	$1,256	$2,224	$2,388
Net cash used in investing activities	(464)	(197)	(142)
Net cash used in financing activities	(1,364)	(1,135)	(1,031)
Net (decrease) increase in cash and cash equivalents	(572)	892	1,215
Cash and cash equivalents at beginning of year	9,727	9,140	10,028
Effect of exchange rate changes on cash and cash equivalents	(15)	(4)	24
Cash and cash equivalents at end of year	$9,140	$10,028	$11,267

As of March 31, 2018, the Company had working capital of $10,864,000, compared to working capital of $10,200,000 as of March 31, 2017, and $10,657,000 as of March 31, 2016. As of March 31, 2018, the Company had a working capital ratio of 2.7 to 1.

The Company’s prepaid and other current assets as of March 31, 2018, March 31, 2017 and March 31, 2016 included approximately $210,000, $290,000 and $191,000, respectively, of deposits held by the Chinese Customs Department under its Customs License Deposit program related to the Company’s imports of the raw materials. The amount of funds held on deposit with the Chinese Customs Department fluctuates depending on deposits made by the Company when it imports additional raw materials and when such funds are returned to the Company upon the export of the finished goods.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2018, the Company had $2,388,000 of cash flow from its operating activities primarily because of $1,560,000 of net income, $319,000 of depreciation and amortization non-cash expenses, provision for gratuity and social cost of about $467,000, and $1,246,000 as a result of increased collection of accounts receivables. The foregoing was offset by a $580,000 increase in inventories and a $1,507,000 decrease in accounts payable. The Company increased inventories in order to have sufficient reserves to be able to promptly fulfill anticipated customer orders. In fiscal 2017 and 2016, the Company had $2,224,000 and $1,256,000, respectively, of positive cash from its operating activities.

The amount of cash and cash equivalents held by the Company on March 31, 2018 increased by $1,215,000 (to $11,267,000) primarily because of the increased collections of accounts receivable and the increase in unpaid accounts payable. The foregoing changes are the result of the timing of payments the Company’s customers at increase in raw material and other purchases by the Company at the end of the fourth fiscal quarter.

As of the date of this Annual Report the Company has no outstanding bank loans. However, the Company also does not have any bank credit facilities under which it can borrow funds should the Company need additional capital to fund unanticipated expenses (such as funding unbudgeted expenses related to relocating the Myanmar facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of an unexpected slowdown of customer orders). Accordingly, the Company will be dependent on its current financial resources should unanticipated expenses arise. No assurance can be given that its current reserves will be sufficient.

As described in “Item 4. Information on the Company--Strategic Realignment of Assembly Operations--New Myanmar Operations” above, Kayser Myanmar currently is in discussions to lease a new manufacturing facility in Yangon and, in connection with establishing that new facility expects to incur substantial cash outlays during the current fiscal year ending March 31, 2019. If Kayser Myanmar leases the New Yangon Facility, Kayser Myanmar will incur significant (i) up-front payments (including pre-paid rent), (ii) costs to relocate its operations from its current facility to the New Yangon Facility, and (iii) additional costs for upgrading the existing two factories at the New Yangon Facility and building the third factory and the new office building. These costs are currently estimated to collectively be between $1,800,000 and $2,000,000. Substantially all of these expenses are currently expected to be incurred in the current fiscal year ending March 31, 2019. Since Kayser Myanmar does not have the financial reserves to fund these costs, the Company will have to advance all of these funds to Kayser Myanmar. The Company believes that it has sufficient cash on hand to fund all of these possible, and estimated additional operating and capital expenditures.

As a result of its currently available working capital and its internal projections of revenues and expenses for the next year, the Company believes that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and its current cash balances.

Impact of Inflation

The average annual inflation rate in China was reported at approximately 1.85% in 2017. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. Despite the overall slowing of the growth of China’s economy, rising prices in the past few years in Shenzhen, China, have significantly increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, have caused the Company to increase its prices, and have resulted in the loss of some customers.

In the fiscal year ended March 31, 2018, the Company generated most of its revenues from sales of products that it manufactured at its facilities in Shenzhen, in the PRC, and to a lesser extent, from the assembly services provided by its facility in Yangon, Myanmar. The economy in China has grown significantly over the past 25 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, officially rose on average approximately 1.85% in 2017. However, the minimum wage in Shenzhen, China was approximately 18% higher at December 31, 2017 than it was at the end 2014. Although the rate of increase in wages has slowed, according to China’s National Bureau of Statistics, the average workers’ wages throughout China rose an estimated 6.8% in 2017, 8.0% in 2016, 7.4% in 2015, and 9.8% in 2014. The Company’s actual labor costs have risen by over 20% in the past four years. Despite the slowing economy in China, because of the growing shortage of workers, the overall average wage in Shenzhen is expected to continue to grow. The minimum wage in Shenzhen has increased by 18% from the prior year. While the Company pays more than the minimum wage, the increase in the minimum wage requires the Company to generally increase its wages and salaries. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in lower cost developing countries and, unless the Company is able pass on these increased costs to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

Myanmar has experienced inflation during each of the past three years. Inflation in Myanmar was 10.0%, 6.8%, and 5.1% in 2015, 2016 and 2017, respectively. The government of Myanmar has also recently introduced significant increases in the minimum wage in Myanmar. In May 2018, the minimum wage in Myanmar was raised by approximately 33%.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also transacts an increasing amount of business in the Myanmar Kyat. However, the Company’s current turnover in kyat is not yet material. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2018. During the period from March 31, 2017 to March 31, 2018, the value of the RMB compared to the U.S. dollar increased by approximately 9%.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was higher on March 31, 2018 compared to a year earlier. A increase in the value of the RMB compared to the U.S. dollar increases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in the Burmese Kyat. The value of the Kyat compared to the U.S. dollar was slightly lower on March 31, 2018 compared to a year earlier. A decrease in the value of the Kyat compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The significant strengthening of the RMB compared to the U.S. dollar in fiscal 2018 increased the Company’s costs in the fiscal year ended March 31, 2018. Currency fluctuations in the future may have material to affect the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. Most of the Company’s clients in fiscal 2017 were based in Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars. For fiscal 2018, substantially all of the Company’s sales to its European customers were paid in U.S. dollars. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

The fluctuation of the RMB/U.S. dollar and the Euro/U.S. dollar exchange rates have, for the past three years, resulted in currency exchange gains and losses. In fiscal 2018, the Company realized a currency exchange gain of $63,000, whereas in fiscal 2017 and 2016, the Company incurred a currency exchange losses of $19,000 and $21,000, respectively.

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

Trend Information

The primary trend during fiscal 2018 that is expected to continue in the current fiscal year is the increase in operating costs, particularly the cost of labor, in both China and Myanmar. In the current fiscal year ending March 31, 2019, the Company believes that it will continue to shift more of its assembly and manufacturing activities to Myanmar in order to offset increases in the operating costs (particularly the high cost of labor) and to address the shortage or workers in China. As a result of the decreased birth rate and the increased affluence of Chinese workers, lower wage factory workers are more difficult to find in China. To date, the Myanmar subsidiary has been able to lower the overall cost of some of the products that the Company manufactures for its clients. The Company estimates that as of March 31, 2017 and 2018, approximately 38% and 70% by the number of assembly workers, and about 20% and 22% by revenues, resulted from the Myanmar subsidiary. Now that the Myanmar subsidiary will also commence manufacturing components, a portion of the Company’s component business will shift from Shenzhen to Yangon in 2018 and thereafter. As the operations of the Myanmar assembly facility are increased and further integrated with the Company’s operations in China, the Company expects that it will be able to maintain, and possibly reduce its overall manufacturing and assembly costs, which the Company believes will enable it to retain manufacturing orders that otherwise could move to other developing countries (or even move back to Europe to be manufactured in highly automated facilities). However, labor and other expenses are expected to continue to rise in Shenzhen. The Company believes that material increases in the cost of labor in Myanmar are possible in the near future. Recent worker strikes in Myanmar and government imposed wage increases in Yangon have increased costs in Myanmar, and have made the future profitability of the Myanmar subsidiary somewhat uncertain. If wages do increase materially, and if employment relations in Myanmar continue to deteriorate as they have in the past few months, the Company may not shift more of its component manufacturing to the Myanmar subsidiary, which will result in an increase the Company’s overall cost of manufacturing and would negatively impact the Company’s goal to maintain competitive prices for its products.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2018 to March 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2018:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2019	2020	2021	2022	2023 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	2,492	1,296	1,196	—	—	—
Purchase obligations	1,568	1,568	—		—	—
Total	4,060	2,864	1,196	—	—	—

Recent issued accounting standards not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements.

Subsequently, the FASB issued the following various updates affecting the guidance in ASU 2014-09: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company must adopt ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”).

In November 2017, the FASB issued ASU No. 2017-14, Income Statement - Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU 2017-14 includes amendments to certain SEC paragraphs within the FASB Accounting Standards Codification (Codification). ASU 2017-14 amends the Codification to incorporate the following previously issued guidance from the SEC. ‘The amendments in ASU No. 2017-14 amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB’s adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Company has substantially completed its study on the impact that implementing this standard will have on its consolidated financial statements, related disclosures and the internal control over financial reporting as well as whether the effect will be material to the financial statements. Based on the results of the Company’s study to date, the standard will not be material to the financial statements at adoption. An analysis of the control environment was completed and appropriate updates to the control processes have been implemented. Additionally, the Company’s revenue disclosures will change in fiscal 2019 and beyond. The new disclosures will require more granularity into the sources of revenue, as well as the assumptions about recognition timing, and include the selection of certain practical expedients and policy elections. The Company will use the modified retrospective approach upon adoption of this guidance, effective April 1, 2018. The Company has assessed the impacts of the new accounting standard and has implemented accounting and operational processes and controls to ensure compliance with the new standard. The Company expects there is no material impact upon adoption of this standard on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheets. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. For public business entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Company is currently gathering, documenting and analyzing lease agreements subject to this ASU and anticipates material addition to the consolidated balance sheets (upon adoption) of right-of-use assets, offset by the associated liabilities, due to the routine use of operating leases over time.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will be changed to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU addresses concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company expects there is no material impact upon adoption of this guidance on the Company’s consolidated financial statements.

In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. The amendments in ASU No. 2017-13 amend the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

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

Revenue recognition – The Company recognizes revenue from the sale of products, when all of the following conditions are met:

●	Persuasive evidence of an arrangement exists;

●	Delivery has occurred;

●	Price to the customer is fixed or determinable; and

●	Collectability is reasonably assured.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of July 9, 2018 are listed below.

Name	Age	Positions
Roland W. Kohl	69	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	52	Chief Operating Officer
Alan Chan	54	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	71	Director
Uri Bernhard Oppenheimer (1) (2)	82	Director
Shlomo Tamir (1) (2)	71	Director
Kevin Yang Kuang Yu	61	Director
Irene Wong Ping Yim (1)	52	Director
Brian Geary (2)	61	Director
George Leung Wing Chan (1)	65	Director

(1)	Current member of Audit Committee.

(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on August 28, 2018. At that meeting, the terms of one class of directors (consisting of Shlomo Tamir, Kevin Yang Kuang Yu and George Leung Wing Chan) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2021 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2018 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over twenty years’ experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

Ringo Tsang. Mr. Tsang was appointed as the Chief Operating Officer in November 2017. Mr. Tsang joined the Company in March 2009 as a Production Engineer and was promoted to Chief Technology Officer in 2010. Since becoming Chief Technology Officer, Mr. Tsang has been in charge of the Company’s engineering department, its tool shop, its Computer Numerical Control (CNC) tooling system, and its automation and information technologies. Mr. Tsang has a Bachelor of Science degree in mechanical engineering, and a Masters degree in each of Business Administration, Information Systems, and Professional Accounting.

Alan Chan. Mr. Chan was appointed as the Company’s Chief Financial Officer and Secretary in September 2010. From June 2009 until he joined the Company, Mr. Chan served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer with two facilities in Shenzhen, and as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products. Mr. Chan began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers -- formerly Coopers and Lybrand. Mr. Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended on March 31, 2018 to all of the directors and officers listed above (including the salary of our recently deceased Chief Operating Officer, Mr. Holger Will), as a group (11 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $786,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s new employment agreement expires in March 2019. As Mr. Kohl has previously done in each of the past five fiscal years, Mr. Kohl has again voluntarily agreed to temporarily reduce his salary in the current fiscal year. In each of the fiscal years ended March 31, 2017 and 2018, Mr. Kohl agreed to have his salary reduced by 31%. The foregoing salary reductions were voluntary on behalf of Mr. Kohl, and he may at any time in the future demand that the Company again pay the full contract amount of his salary. Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

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

Options of Directors and Senior Management

During the past few years, the Company has not granted any of its officers or directors any options to purchase Common Shares. As a result, as of March 31, 2018 none of the Company’s directors or executive officers owned any stock options.

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

Board Practices

Directors of the Company are elected at the Company’s annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. The Company’s Amended and Restated Memorandum and Articles of Association provide for the classification of our Board of Directors into three classes of directors with staggered terms of office. At each annual meeting, one class of directors (consisting of either two or three directors) will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms).

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

Audit Committee During fiscal 2018, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2018. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

Employees

As of the end of June 2018, the Company had a total of 197 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various wholly-owned subsidiaries. Of the foregoing workers and employees, 36 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 161 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

In addition to the employees hired by the Company (directly or through its wholly-owned subsidiaries), Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of 108 employees as of March 31, 2018.

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

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of July 9, 2018, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067	(2)	16.2%
Tiko Aharonov	235,000		6.2%
Ringo Tsang	—		—
George Leung Wing Chan	3,000		*
Brian Geary	11,172		*
Irene Wong Ping Yim	3,000		*
Kevin Yang Kuang Yu	11,224		*
Shlomo Tamir	—		—
Uri Bernhard Oppenheimer	18,000		*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.

**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

(2)	Includes 245,770 Common Shares registered in the name of Roland Kohl Company Limited, and 245,770 shares held in a trust for Mr. Kohl’s daughter. Roland Kohl is the sole trustee of the Roland Kohl Company Limited and of his daughter’s trust.

Of our 39 record holders, 27 are residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own 20,969 Common Shares. To the Company’s knowledge, foreign record holders own 376,864 Common Shares, although a number of the Company’s principals and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 36% of the Company’s outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2018.

Item 8.	Financial Information.

A.       Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B.       Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company made four dividend payments in the fiscal year ended March 31, 2018 (dividends of $0.07, $0.10, $0.06 and $0.06 per share). In addition, the Company paid a $0.10 per share dividend in the current fiscal year, on April 16, 2018.

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

A.       Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On July 6, 2018, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $4.85 per share. As of July 9, 2018, there were 39 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2018:

Year Ended	High	Low
March 31, 2018	5.22	3.10
March 31, 2017	4.78	3.20
March 31, 2016	5.66	2.82
March 31, 2015	3.69	2.56
March 31, 2014	3.70	1.67

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2018	5.22	4.12
December 31, 2017	4.20	3.37
September 30, 2017	4.30	3.10
June 30, 2017	4.00	3.38

March 31, 2017	4.30	3.30
December 31, 2016	4.30	3.20
September 30, 2016	4.78	4.15
June 30, 2016	4.69	4.16

The following table sets forth the high and low closing sale prices of the Company’s Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2018	6.08	3.92
April 30, 2108	6.08	3.50
March 31, 2018	5.22	3.37
February 28, 2018	4.63	3.37
January 31, 2018	4.48	3.37
December 31, 2017	4.30	3.37

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

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of both March 31, 2018 and July 9, 2018, there were 3,801,874 Common Shares outstanding; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2018 and July 9, 2018, no options or warrants to purchase Common Shares were outstanding.

On May 11, 2018, the Company filed with the Registrar of Corporate Affairs of the British Virgin Islands the Amended and Restated Memorandum and Articles of Association of the Company setting forth, among other things, the rights and preferences of the Series A Preferred Shares. A description of the rights and preferences of the Series A Preferred Shares is set forth below in “Amended and Restated Memorandum and Articles of Association.”

There have been no other events in the last three years that have changed the amount, the number of classes, or voting rights, of the Company’s issued capital.

Amended and Restated Memorandum And Articles Of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Highway Holdings Limited is registered at Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands and has been assigned company number 32576. The objectives or purposes of the Company are to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles”). The Company’s Memorandum and Articles are the instruments governing the Company. These documents are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The Company does not believe that there are any restrictions in its charter or under British Virgin Island law that materially limit the Company’s current or proposed operations.

Common Shares: The Company has authorized 20,000,000 Common Shares with par value of $0.01 each. Holders of our Common Shares are entitled to one vote for each whole share on all matters to be voted upon by members, including the election of directors. Holders of our Common Shares do not have cumulative voting rights in the election of directors. All of our Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of our Common Shares are entitled to receive dividends if and when declared by our Board of Directors out of surplus in accordance with British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our Common Shares are distributable among them according to their respective holdings. Holders of our Common Shares have no preemptive rights to purchase any additional, unissued Common Shares.

Series A Preferred Shares: Each Series A Preferred Share will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount (subject to certain adjustments) equal to 1,000 times the dividend declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per Common Share. Each Series A Preferred Share will (subject to certain adjustments) have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which outstanding Common Shares are converted or exchanged, each Series A Preferred Share will be entitled to receive 1,000 times the amount received per Common Shares. These rights are protected by customary anti-dilution provisions.

Rights Agreement: On April 28, 2018, the Company’s Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Common Share. The Rights will also attach to Common Shares issued in the future. Each Right initially entitles the registered holder to purchase from the Company one one-thousandth of a Series A Preferred Share, par value $0.01 per share, of the Company at a price of $10.00 per one one-thousandth of a Series A Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of May 8, 2018, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intention to make, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to certificates representing Common Shares (or book entry Common Shares) outstanding as of the Record Date, by such certificates (or such book entry shares) together with a copy of a Summary of the Rights (the “Summary of Rights”). Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15% or more of the outstanding Common Shares. No such person or group having beneficial ownership of 15% or more of such outstanding shares at the time of the first announcement of adoption of the rights plan reflected in the Rights Agreement will be deemed an Acquiring Person until such time as such person or group becomes the beneficial owner of additional Common Shares (other than by reason of a stock dividend, stock split or other corporate action effected by the Company in which all holders of Common Shares are treated equally).

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares (or book entry Common Shares) outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented thereby. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 8, 2028 (the “Final Expiration Date”), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then-current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

Because of the nature of the Series A Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of Common Shares having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for Common Shares or Series A Preferred Shares (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one Common Share, or a fractional Series A Preferred Share (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares or Common Shares will be issued (other than fractions of Series A Preferred Shares which are integral multiples of one one-thousandth of a share of Series A Preferred Shares, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Shares or the Common Shares.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, Common Shares or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement, which includes the form of Rights Certificate as Exhibit A and the Summary of Preferred Share Purchase Rights as Exhibit B, and the Amended and Restated Memorandum and Articles of Association setting forth the terms of the Series A Preferred Shares are attached hereto as Exhibit 1.1 and 2.1, respectively, and incorporated herein by reference. The foregoing descriptions of the Rights and the material terms of the Rights Agreement and the Series A Preferred Shares do not purport to be complete and are qualified in their entirety by reference to such Exhibits.

Other: The Memorandum and Articles also contain the following other provisions affecting the management of the Company and the rights of the shareholders.

The Company’s Board of Directors is divided into three classes designated as Class I, Class II and Class III. Each class shall consist, as nearly as is possible, of one-third of the number of directors constituting the entire Board of Directors. At each annual meeting of shareholders, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms).

Any action required or permitted to be taken by the shareholders of the Company must be effected at a duly called meeting of the shareholders and may not be effected by any consent in writing by the shareholders.

The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding 25 percent or more of the outstanding voting shares in the Company. Shareholders may nominate directors for election at an annual meeting of shareholders. To nominate a director, the shareholder must provide the information required by the Memorandum and Articles (such as the nominee’s name and qualifications for membership on the Board of Directors) and must give timely notice to our Secretary in accordance with the Memorandum and Articles. An annual meeting of members is held for the election of directors of the Company and in the manner provided in the Memorandum and Articles. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient. If the Company fails to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the Company’s last annual meeting, a court of competent jurisdiction of the British Virgin Islands may summarily order a meeting to be held upon the application of any member or director.

A meeting of the shareholders can be called only by the Company’s Board of Directors, the Chairman of the Board of Directors, or by the Company’s Chief Executive Officer. Shareholders may not convene a meeting of the shareholders. Any meetings of the shareholders shall be held at such times and in such manner and places within or outside the British Virgin Islands as the Board of Directors, the Chairman of the Board of Directors, or the Company’s chief executive officer (as applicable) considers necessary or desirable.

A director may be removed from office only with cause (i) by the Board of Directors, or (ii) by a resolution of the shareholders holding at least 66.66% of the votes of the shares entitled to vote passed at a meeting of shareholders called for the purpose of removing the director.

The rights conferred upon the holders of the shares of any class may only be varied, whether or not the Company is in liquidation in the case of Series A Preferred Shares, with the affirmative vote of the holders of two-thirds of the outstanding Series A Preferred Shares, voting together as a single series, and otherwise with the consent of the holders of a majority of the issued shares of that class or by a resolution approved at a duly convened and constituted meeting of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted.

The Company’s Board of Directors without shareholder approval may amend the Memorandum and Articles. This includes amendments to increase or reduce our authorized capital stock. The Company’s ability to amend its Memorandum and Articles without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our Common Shares at a premium over the then current market price.

BVI law does not make a specific reference to cumulative voting, and Memorandum and Articles have no provision authorizing cumulative voting.

The Company may purchase, redeem or otherwise acquire and hold its own shares, provided that no purchase, redemption or other acquisition shall be made unless, immediately after the purchase, redemption or other acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

The directors are entitled to vote compensation to themselves in respect of services rendered to the Company.

There is no provision in the Memorandum and Articles for the mandatory retirement of directors. Directors are not required to own shares of the Company in order to serve as directors.

Under BVI law and the Memorandum and Articles, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company or is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of the Company, and they must have had no reasonable cause to believe their conduct was unlawful. Furthermore, such a person must be indemnified by the Company if he has been successful in the defense of any proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Although the amount of transactions that the Company effects in Euros has been reducing and was only approximately 0.16% of its total net sales in fiscal 2018, the Company still has some exposure to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will continue to affect the Company’s results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The Company conducts all of its manufacturing and assembly operations through its PRC operating subsidiary and through its majority-owned Myanmar subsidiary. The financial performance and position of the PRC subsidiary are measured in terms of Renminbi, and all of the operations of the Myanmar subsidiary are denominated in Burmese Kyat. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred, and paid, in Renminbi, and all costs in Myanmar are paid in Kyat. Any appreciation in the value of the renminbi or Kyat against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars. During the past two years, despite significant fluctuations, overall the value of the U.S. dollar has appreciated in value compared to both the RMB and the Kyat. During the fiscal year ended March 31, 2018, the Company made payments of approximately 33,620,000 in RMB (or approximately U.S. $5,400,000 based on the exchange rate as of March 31, 2018). If the Renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2018, the amount of such RMB payments would have increased the Company’s expenses by $54,000 and $270,000 respectively. Conversely, if the renminbi had been 1% and 5% less valuable against the U.S. dollars as of March 31, 2018, the amount of such RMB payments would have decreased the Company’s expenses by $54,000 and $270,000, respectively. Should the renminbi appreciate in the future, the Company’s cost structure and pricing could change and have a material negative effect on its operations, sales and financial results. Likewise, the Company pays its Kayser Myanmar expenses in Kyat, which are converted from U.S. dollars. During fiscal 2018, Kayser Myanmar paid approximately U.S. $350,000 of expenses in Kyat.

The Company’s foreign exchange risk exposure as a result of its sales that are made in Euros remained at less than 1% for the fiscal year ended March 31, 2018. Therefore, although the value of the Euro compared to the U.S. dollar decreased to one Euro to U.S. $1.07 at the end of March 2018, the impact of this small change in the relative values of the Euro compared to the U.S. dollar was insignificant.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2018. Because the Company had cash and cash equivalents of $11,267,000 available as of March 31, 2018 and no interest bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

The Company is a British Virgin Islands company. In the British Virgin Islands, a company’s charter documents that are comparable to a U.S.-domestic corporation’s articles or certificate of incorporation and bylaws are called Memorandum of Association and Articles of Association. On May 11, 2018, the Company filed its Amended and Restated Memorandum and Articles of Association with the British Virgin Islands Registrar of Corporate Affairs. A copy of the Amended and Restated Memorandum and Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands is attached hereto as Exhibit 1.5. The principal changes that the Amended and Restated Memorandum and Articles of Association made to our Memorandum and Articles of Association, as amended, include the following:

A.       The Amended and Restated Memorandum and Articles of Association amended and restated certain provisions of the Company’s Memorandum and Articles of Association. For a description of the Amended and Restated Memorandum and Articles of Association, see “Item 10. Additional Information--Amended and Restated Memorandum and Articles of Association,” above. The Amended and Restated Memorandum did not change the terms of the Common Shares as in effect as of the date of the amendment.

B.       The Amended and Restated Memorandum and Articles of Association authorized a new class of securities titled “Series A Preferred Shares.” No Series A Preferred Shares have been issued, and none are outstanding. In connection with the authorization of the Series A Preferred Shares, on April 28, 2018, the Company’s Board of Directors declared a dividend of one preferred share purchase right (the “Rights”) for each outstanding share of Common Share. The Rights entitle the registered holders of the Common Shares to purchase from the Company one one-thousandth of a Series A Preferred share, par value $0.01 per share, of the Company at a price of $10.00 per one one-thousandth of a Series A Preferred Share if, and when, a person or group announces an acquisition of 15% or more of the Company’s outstanding Common Shares, or announces commencement of a tender offer for 15% or more of the Common Shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase the Series A Preferred Shares. For a description of the Series A Preferred Shares and the Rights, see “Item 10. Additional Information--Amended and Restated Memorandum and Articles of Association,” above.

A detailed description of the Rights and the Series A Preferred Shares is included in the report on Form 6-K that we filed with the SEC on May 11, 2018, which information is hereby incorporated by reference into this Annual Report.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2018.

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

The Company’s Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Ms. Wong is an “independent” director, as defined under the Nasdaq Stock Market’s listing standards. For more than ten years, Ms. Wong was the Chief Accountant of CNIM HK Ltd. in Hong Kong. Ms. Wong holds a Master of Business Administration from Deakin University. From 1994 to 2001 was the Accounting Manager of Highway Holdings. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants. In addition, each of the other members of the audit committee has extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

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

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2018, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2018 and 2017.

	2018	2017
Audit Fees (1)	$257,000	$251,000
Tax Fees (2)	—	—
Total	$257,000	$251,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax Fees include fees for the preparation of tax returns.

As part of its policies and procedures, all audit related services, tax services and other services rendered by Deloitte Touche Tohmatsu were pre-approved by the Audit Committee.

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

16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

4.1	[RESERVED]

4.2	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.3	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.4	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.5	Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.6	Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).#

4.7	Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.8	Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.9	Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).#

4.10	[RESERVED]

4.11	[RESERVED]

4.12	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.13	Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)#

4.14	Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008)#

4.15	Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)#

4.16	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.17	Tenancy Agreement of Office No. 1801 on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Golden Bright Plastic Manufacturing Company Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.18	Tenancy Agreement of Office No. 1823-1823A on Level of Landmark North, Hong Kong, dated 8th day of June, 2011, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)#

4.19	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal Plastic (Shenzhen) Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.20	Long Cheng Industrial Zone General Estate Rental Contract, dated November 25, 2011, between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Boa An Long Cheng Hi-Lite Electricity Factory (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012)#

4.21	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.22	Long Cheng Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Shenzhen Dalong Bao An Long Cheng Hi-Lite Electronic Factory, dated July 13, 2012 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)#

4.23	Tenancy Agreement of Office No. 1823-1823A on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Kayser Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015).

4.24	Tenancy Agreement of Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 16th day of April, 2014, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015).

4.25	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.26	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.27	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.28	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2016, 2017 and 2018; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

* Filed herewith
# The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date: July 9, 2018

HIGHWAY HOLDINGS LIMITED Consolidated Financial Statements For the years ended March 31, 2016, 2017 and 2018 Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte Touche Tohmatsu

Hong Kong

July 9, 2018

We have served as the Group’s auditor since 2011.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2016	2017	2018
	$	$	$

Net sales	22,935	19,603	19,166
Cost of sales	(17,007)	(14,033)	(12,424)
Gross profit	5,928	5,570	6,742
Selling, general and administrative expenses	(4,412)	(4,809)	(4,804)
Operating income	1,516	761	1,938
Non-operating income (expense):
Exchange (loss) gain, net	(21)	(19)	63
Interest income	10	8	16
Other income	2	11	5
Gain on disposal of property, plant and equipment	—	—	50
Total non-operating (expense) income	(9)	—	134
Income before income taxes	1,507	761	2,072
Income taxes (note 3)	(243)	(236)	(512)
Net income	1,264	525	1,560
Net (profit) loss attributable to non-controlling interests	(13)	2	(10)
Net income attributable to Highway Holdings Limited’s shareholders	1,251	527	1,550
Net income per share:
- basic	0.33	0.14	0.41
- diluted	0.33	0.14	0.41
Weighted average number of shares outstanding:
- basic	3,801,874	3,801,874	3,801,874
- diluted	3,801,874	3,801,874	3,801,874

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2016	2017	2018
	$	$	$

Net income	1,264	525	1,560
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustment	(42)	(102)	136
Other comprehensive income	1,222	423	1,696
Other comprehensive (income) loss attributable to non-controlling interest	(13)	2	(10)
Other comprehensive income attributable to
Highway Holdings Limited’s shareholders	1,209	425	1,686

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2017	2018
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	10,028	11,267
Accounts receivable, net (note 5)	3,403	2,223
Inventories, net (note 6)	2,265	2,933
Prepaid expenses and other current assets	714	749
Total current assets	16,410	17,172
Goodwill	77	77
Property, plant and equipment, net (note 7)	954	770
Long-term deposits	111	111
Investments in equity method investees (note 8)	—	—
TOTAL ASSETS	17,552	18,130
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,391	900
Accrued expenses and other current liabilities (note 9)	3,053	3,982
Income tax payable	328	803
Dividend payable	438	623
Total current liabilities	6,210	6,308
Deferred income taxes (note 3)	32	32
Total liabilities	6,242	6,340
Commitments and contingencies (note 10)

Shareholders’ equity:

Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,801,874 shares as of March 31, 2017, 2018, issued and outstanding)	38	38
Additional paid-in capital	11,370	11,370
Retained profits	13	347
Treasury shares, at cost - 5,049 shares as of March 31, 2017 and 2018 (note 11)	(14)	(14)
Accumulated other comprehensive loss	(136)	—
Total Highway Holdings shareholder’s equity	11,271	11,741
Non-controlling interest	39	49
Total Equity	11,310	11,790
TOTAL LIABILITIES AND EQUITY	17,552	18,130

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
							Total Highway Holdings Limited’s Shareholders’ equity
					Accumulated other comprehensive income (losses)
	Common shares,		Additional paid-in capital	Retained profits		Treasury shares, at cost		Non-controlling interests	Total equity
	issued and
	outstanding
	Shares	Amount
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2015	3,802	38	11,370	782	8	(14)	12,184	49	12,233
Net income	—	—	—	1,251	—	—	1,251	13	1,264
Cash dividends ($0.40 per share)	—	—	—	(1,521)	—	—	(1,521)	—	(1,521)
Translation adjustments	—	—	—	—	(42)	—	(42)	—	(42)
As of March 31, 2016	3,802	38	11,370	512	(34)	(14)	11,872	62	11,934
Net income	—	—	—	527	—	—	527	(2)	525
Cash dividends ($0.27 per share)	—	—	—	(1,026)	—	—	(1,026)	—	(1,026)
Acquisition of additional interests in subsidiaries	—	—	—	—	—	—	—	(21)	(21)
Translation adjustments	—	—	—	—	(102)	—	(102)	—	(102)
As of March 31, 2017	3,802	38	11,370	13	(136)	(14)	11,271	39	11,310
Net income	—	—	—	1,550	—	—	1,550	10	1,560
Cash dividends ($0.32 per share)	—	—	—	(1,216)	—	—	(1,216)	—	(1,216)
Translation adjustments	—	—	—	—	136	—	136	—	136
As of March 31, 2018	3,802	38	11,370	347	—	(14)	11,741	49	11,790

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2016	2017	2018
	$	$	$
Cash flows from operating activities:
Net income	1,264	525	1,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	317	266	319
Write-down (reverse of write down) for doubtful receivables	—	60	(66)
Write-down of inventories	25	41	45
Write-down of property, plant and equipment	117	—	113
Gain on disposal of property, plant and equipment	—	—	(50)
Changes in operating assets and liabilities:
Accounts receivable	(1,378)	858	1,246
Inventories	687	(834)	(580)
Prepaid expenses and other current assets	249	286	17
Accounts payable	(291)	1,040	(1,507)
Accrued expenses and other current liabilities	195	99	852
Income tax payable	103	(121)	439
Long-term deposits	(32)	4	—
Net cash provided by operating activities	1,256	2,224	2,388
Cash flows from investing activities:
Purchase of property, plant and equipment	(524)	(197)	(271)
Proceeds from disposal of property, plant and equipment	60	—	129
Net cash used in investing activities	(464)	(197)	(142)
Cash flows from financing activities:

Acquisition of additional interests in a subsidiary	—	(9)	—
Cash dividends paid	(1,364)	(1,126)	(1,031)
Net cash used in financing activities	(1,364)	(1,135)	(1,031)
Net (decrease) increase in cash and cash equivalents	(572)	892	1,215
Cash and cash equivalents at the beginning of year	9,727	9,140	10,028
Effect of exchange rate changes on cash and cash equivalents	(15)	(4)	24
Cash and cash equivalents at the end of year	9,140	10,028	11,267

Supplemental cash flow information:
Income taxes	120	350	35

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the “Company”) was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in Hong Kong Special Administrative Region (“Hong Kong”), Shenzhen (comprising Long Hua) of the People’s Republic of China (“China”) and Yangon of the Republic of the Union of Myanmar (“Myanmar”).

The Company and its subsidiaries (collectively referred as the “Group”) are engaged in manufacturing and sale of metal, plastic and electronic parts and components. The Group’s manufacturing activities are principally conducted in Shenzhen of China and Yangon of Myanmar, while its selling activities are principally conducted in Hong Kong.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation - The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. The results of subsidiaries acquired have been consolidated from the date of acquisition.

(b) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimate, which has had an impact on the consolidated financial statements, includes allowances for doubtful receivables.

(c) Investments under equity method - The investments for which the Group has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, the amortization of intangible assets recognized upon purchase price allocation and dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

(d) Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, bank deposits and short term, highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

Cash equivalents are placed with financial institutions with high credit ratings and quality.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e) Accounts receivable - Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balances, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories - Inventories are stated at the lower of cost determined by the first-in-first-out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labour and overheads associated with the manufacturing process. Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands and market conditions.

(g) Goodwill - Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company tests goodwill for impairment in March of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would be more likely than not reducing the fair value of the reporting unit below its carrying amount. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

In 2016, 2017 and 2018, management compared the carrying value of the reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting unit was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step good will impairment test was unnecessary. The management concluded that goodwill was not impaired as of March 31, 2016, 2017 and 2018.

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

(i) Impairment or disposal of long-lived assets - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

No impairment expenses are recognized for long-lived assets during the years ended March 31, 2016, 2017 and 2018.

(j) Concentration of credit risk - Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

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

(k) Revenue recognition - The Group recognizes revenue from the sale of products, when all of the following conditions are met:

●	Persuasive evidence of an arrangement exists;

●	Delivery has occurred;

●	Price to the customer is fixed or determinable; and

●	Collectability is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectability is reasonably assured. The Group does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Group’s products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Staff retirement plan costs - The Group’s costs related to the staff retirement plans (see note 14) are charged to the consolidated statement of operations as incurred.

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

The books and records of the Company’s major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars or Renminbi, which are also their respective functional currencies. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(n) Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Operating leases - Leases in which substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(p) Net income per share - Basic net income per share is computed by dividing net income attributable to the Company by the weighted average number of common shares outstanding during the year. Diluted net income attributable to the Company per share give effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(q) Comprehensive (loss) income - Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax, the amounts of $(42), $(102) and $136 for the years ended March 31, 2016, 2017 and 2018, respectively.

The Group presents the components of net income, the components of other comprehensive (loss) income and total comprehensive income in two separate but consecutive statements.

(r) Fair value measurement and financial instruments - The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Fair value measurement and financial instruments - continued - Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2017 and 2018. As of March 31, 2017 and 2018, the Group did not have any non-financial assets and liabilities that were recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.

(s) Non-controlling interest - Non-controlling interests have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

(t) Recent issued accounting standards not yet adopted - In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements.

Subsequently, the FASB issued the following various updates affecting the guidance in ASU 2014-09: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Group must adopt ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”).

In November 2017, the FASB issued ASU No. 2017-14, Income Statement - Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU 2017-14 includes amendments to certain SEC paragraphs within the FASB Accounting Standards Codification (Codification). ASU 2017-14 amends the Codification to incorporate the following previously issued guidance from the SEC. The amendments in ASU No. 2017-14 amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB’s adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Recent issued accounting standards not yet adopted - continued - The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group has substantially completed its study on the impact that implementing this standard will have on its consolidated financial statements, related disclosures and the internal control over financial reporting as well as whether the effect will be material to the financial statements. Based on the results of the Group’s study to date, the standard will not be material to the financial statements at adoption. An analysis of the control environment was completed and appropriate updates to the control processes have been implemented. Additionally, the Group’s revenue disclosures will change in fiscal 2019 and beyond. The new disclosures will require more granularity into the sources of revenue, as well as the assumptions about recognition timing, and include the selection of certain practical expedients and policy elections. The Group will use the modified retrospective approach upon adoption of this guidance effective April 1, 2018. The Group has assessed the impacts of the new accounting standard and has implemented accounting and operational processes and controls to ensure compliance with the new standard. The Group expects there is no material impact upon adoption of this standard on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheets. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. For public business entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is currently gathering, documenting and analyzing lease agreements subject to this ASU and anticipates material addition to the consolidated balance sheets (upon adoption) of right-of-use assets, offset by the associated liabilities, due to the routine use of operating leases over time.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Recent issued accounting standards not yet adopted - continued - In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will be changed to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU addresses concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group expects there is no material impact upon adoption of this guidance on the Group’s consolidated financial statements.

In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. The amendments in ASU No. 2017-13 amend the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2016, 2017 and 2018.

Nissin PRC, which is established and operated in China, is subject to the uniform income tax rate of 25% in China.

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2016, 2017 and 2018. However, Kayser Myanmar enjoyed a tax exemption for the year ended March 31, 2016 and the period through the end of December, 31 2017, and Kayser Myanmar has been subjected to income tax rate of 25% starting from January 1, 2018.

The components of income before income taxes are as follows:

	Year ended March 31,
	2016	2017	2018
	$	$	$

Hong Kong	1,361	513	955
China	146	248	1,060
Myanmar	—	—	57
	1,507	761	2,072

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2016	2017	2018
	$	$	$
Hong Kong
Current tax	143	103	156

China
Current tax	100	133	356

Total	243	236	512

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2016	2017	2018
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income (Note)	9.7	15.2	2.1
Changes in valuation allowances	(6.8)	(5.9)	(1.4)
Overprovision of profits tax in prior year	(0.2)	(0.5)	(2.1)
Effect of different tax rate of subsidiaries operating in other jurisdictions	0.8	2.8	4.3
Others	(4.0)	2.9	5.2
Effective tax rate	16.0	31.0	24.6

Note: Amount primarily represents non-deductible administrative expenses incurred by Nissin PRC and the Company.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax (assets) liabilities are as follows:

	As of March 31,
	2017	2018
	$	$
Deferred tax liability:
Property, plant and equipment	33	32
Deferred tax asset:
Tax loss carryforwards	(568)	(474)
Deferred deductible expenses	—	(74)
Valuation allowance	567	548
Total net deferred tax asset	(1)	—
Net deferred tax liability	32	32

Movement of valuation allowances are as follows:

	Year ended March 31,
	2016	2017	2018
	$	$	$

At the beginning of the year	722	612	567
Changes in prior year tax losses carried forward	(8)	—	—
Current year reduction	(102)	(45)	(19)
At the end of the year	612	567	548

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2017 and 2018, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2017 and 2018, tax losses amounting to approximately $3,444 and $2,874, respectively may be carried forward indefinitely.

As of March 31, 2017 and 2018, the Group’s China subsidiary had no tax loss that would expire five years from respective financial year when the losses are incurred.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Uncertainties exist with respect to how China’s current income tax law applies to the Group’s overall operations, and more specifically, with regard to tax residency status. China’s Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the China will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. The Company does not believe that its legal entities organized outside of China should be treated as residents for the EIT Law’s purposes. Substantially, the Company’s overall management and business operation are located outside China. The Company does not expect any significant adverse impact on the Company’s consolidated results of operations.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2017 and 2018, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2008 to 2018 remain subject to examination by the Hong Kong tax authority.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2017	2018
	$	$

Cash on hand	2	2
Bank deposits	8,095	9,347
Short term investments	1,931	1,918
	10,028	11,267

Short term investments are highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of one year or less.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2017	2018
	$	$

Accounts receivable	3,469	2,223
Allowances for doubtful accounts	(66)	—
	3,403	2,223

Details of the movements of the allowances for doubtful accounts are as follows:

	Year ended March 31,
	2016	2017	2018
	$	$	$

At beginning of year	6	6	66
Allowance (reverse) for the year	—	60	(66)
At end of year	6	66	—

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2017	2018
	$	$

Raw materials	1,914	2,112
Work in progress	71	116
Finished goods	280	705
	2,265	2,933

Slow moving inventories amounting to $25, $41 and $45 were written off during the years ended March 31, 2016, 2017 and 2018, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2017	2018
	$	$

At cost:
Machinery and equipment	12,386	12,482
Furniture and fixtures	442	443
Leasehold improvements	506	517
Motor vehicles	153	153
Total	13,487	13,595
Less: Accumulated depreciation and impairment	(12,533)	(12,825)
Property, plant and equipment, net	954	770

Depreciation expense incurred for the years ended March 31, 2016, 2017 and 2018 were $317, $266 and $319, respectively.

Write off of property, plant and equipment amounting to $117, $nil and $113 occurred during the years ended March 31, 2016, 2017 and 2018, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2017 and 2018 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2017	2018
	$	$

The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)

Investments in equity investees reported in the consolidated balance sheets	—	—

As of December 31, 2017 and 2018, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive in, and the investment was fully impaired as of March 31, 2017 and 2018.

9.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2017	2018
	$	$

Accrued payroll	329	620
Accrued housing allowance	606	548
Accrued other social benefit	1,325	1,792
Deposits received from customers	20	17
Unbilled purchases from suppliers	178	238
Accrued audit fee	251	257
Others	344	510
	3,053	3,982

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases that do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,111, $1,145 and $1,281 for the years ended March 31, 2016, 2017 and 2018, respectively.

As of March 31, 2018, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2019	1,296
2020	1,196
2021 and thereafter	—
2,492

(b)	As of March 31, 2017 and 2018, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment of $20 and $nil, respectively.

11.	TREASURY STOCK

as of March 31, 2017 and 2018, 5,049 shares were held in treasury and were not eligible to vote.

12.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Group’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivables.

The Group’s cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Group’s exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Group’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, related credit risk is limited.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2017 and 2018 are as follows:

	Percentage of
	accounts receivable
	2017	2018
	%	%

Customer A	47.9	54.9
Customer B	13.0	9.0
Customer C	12.0	9.0
Three largest receivable balances	72.9	72.9

A substantial percentage of the Group’s sales are made to four customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2016, 2017 and 2018 are as follows:

	Year ended March 31,
	2016	2017	2018
	%	%	%

Customer A (note a)	44.1	46.0	51.4
Customer B (note a)	N/A	10.7	15.8
Customer C (note b)	12.2	11.6	10.8
Customer D (note b)	14.0	11.0	N/A
	70.3	79.3	78.0

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.

(b)	Sales to this customer were reported in the Electric OEM operating segment.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

13.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for years indicated:

	Year ended March 31,
	2016	2017	2018
	$	$	$
Net income attributable to Highway Holdings Limited’s shareholders, basic and diluted	1,251	527	1,550

Shares:
Weighted average common shares used in computing basic net income per share	3,801,874	3,801,874	3,801,874

Net income per share, basic	0.33	0.14	0.41

No share option is outstanding for the years ended March 31, 2016, 2017 and 2018.

14.	STAFF RETIREMENT PLANS

The Group operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group.

The MPF is available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on the staff’s relevant compensation.

The Group’s full time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong and China amounted to $212, $227 and $242 for the years ended March 31, 2016, 2017 and 2018, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	SEGMENT INFORMATION

The Group’s chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

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

Intersegment sales arise from transfer of goods between segments. These sales are generally at price consistent with what the Group would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2016	2017	2018
	$	$	$
Net sales:
Metal stamping and Mechanical OEM	10,268	8,323	9,638
Electric OEM	12,667	11,280	9,528
Total net sales	22,935	19,603	19,166

Operating income:
Metal stamping and Mechanical OEM	738	267	955
Electric OEM	916	646	1,123
Corporate	(138)	(152)	(140)
Total operating income	1,516	761	1,938

Depreciation and amortization expense:
Metal stamping and Mechanical OEM	137	107	160
Electric OEM	180	159	159
Total depreciation and amortization	317	266	319

Capital expenditure:
Metal stamping and Mechanical OEM	226	88	136
Electric OEM	298	109	135
Total capital expenditure	524	197	271

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	SEGMENT INFORMATION - continued

	As of March 31,
	2017	2018
	$	$
Total assets:
Metal stamping and Mechanical OEM	7,374	8,402
Electric OEM	8,597	9,535
Corporate	1,581	193
Total assets	17,552	18,130

	As of March 31,
	2017	2018
	$	$
Property, plant and equipment:
Metal stamping and Mechanical OEM	412	391
Electric OEM	542	379
Total property, plant and equipment	954	770

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. The breakdown by geographic area is as follows:

	Year ended March 31,
	2016	2017	2018
	$	$	$
Net sales:
Hong Kong and China	5,662	4,700	4,086
Europe	16,342	14,037	14,446
Other Asian countries	134	31	46
North America	797	835	588
	22,935	19,603	19,166

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar.

16.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2016, 2017 and 2018.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	SUBSEQUENT EVENT

The Group has evaluated events from year ended March 31, 2018 through the date the financial statements were issued. There were no subsequent events that need disclosure.

* * * * * *