Form 20-F
period 2019-03-31
HIGHWAY HOLDINGS LTD
filed 2019-07-02
CIK 1026785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019.

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38490

HIGHWAY HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suite 1801, Level 18, Landmark North 39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of principal executive offices)

Roland Kohl

Chief Executive Officer

Suite 1801, Level 18, Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong
telephone: (852) 2344-4248
fax: (852) 2343-4976
roland.kohl@highwayholdings.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.01 par value per share	HIHO	NASDAQ Capital Market
Preferred Share Purchase Rights	N/A	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,801,874 Common Shares were outstanding as of March 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ___ Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the on-going relocation of much of its manufacturing and assembly equipment from its current Shenzhen, China, manufacturing facilities to a new Myanmar facility;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general; and

●	general economic and business conditions affecting the Company’s major customers.

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

ii

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company” refer collectively to Highway Holdings Limited and its subsidiaries, including its 84% owned subsidiary in Myanmar. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Myanmar” are to the Republic of the Union of Myanmar. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. “MMK” or “Kyat” are to the legal currency of Myanmar. The U.S. Securities and Exchange Commission is referred to in this Annual Report as the “SEC.”

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States dollars.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2019 and the balance sheet data as of March 31, 2018 and 2019 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2015 and 2016 and the balance sheet data as of March 31, 2015, 2016 and 2017 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2015	2016	2017	2018	2019
Statement of Operations
Net sales	$22,373	$22,935	$19,603	$19,166	$14,277
Gross profit	5,717	5,928	5,570	6,742	3,580
Operating income/(loss)	1,271	1,516	761	1,938	(755)
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	1,150	1,251	527	1,550	(630)
Per share amounts
Net income/(loss)-basic	$0.30	$0.33	$0.14	$0.41	$(0.17)
Net income/(loss)-diluted	0.30	0.33	0.14	0.41	$(0.17)
Dividend declared(1)	0.30	0.40	0.27	0.32	0.25
Weighted average number of shares:
Basic	3,787	3,802	3,802	3,802	3,802
Diluted	3,795	3,802	3,802	3,802	3,802
Dividend declared(1)	$1,138	$1,521	$1,026	$1,216	$950

Balance Sheet Data
Property, plant and equipment, net	$1,094	$1,121	$954	$770	$886
Working capital	11,016	10,657	10,200	10,864	8,271
Total assets	16,987	17,039	17,552	18,130	15,250
Long term debt	-	-	-	-
Common shares	38	38	38	38	38
Total equity	12,233	11,934	11,310	11,790	10,137
Common shares issued and outstanding	3,802	3,802	3,802	3,802	3,802

(1)	Represents dividends declared during the fiscal year and not necessarily the payment date (dividends declared in one fiscal year may have been be paid to shareholders in the subsequent fiscal year).

RISK FACTORS

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. Investors should take into accounts the risks described below, and the other information contained in this Annual Report, when evaluating an investment in the Company.

Risks Related To Doing Business In China And Myanmar.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen, In Particular, Have Significantly Increased The Costs And Burdens Of Doing Business And Could Continue To Negatively Impact The Company’s Operations And Profitability. In the past, foreign owned enterprises, such as the Company and its subsidiaries, have established manufacturing/assembly facilities in China because of China’s lower labor costs, lower facilities costs, less stringent environmental regulations, and certain benefits provided to foreign entities to encourage operations in China. As described elsewhere in this Annual Report, these benefits are no longer available to most companies operating in Shenzhen, including foreign-owned entities. In fact, the costs and burdens on foreign owned companies may be greater than on local companies. The cost of operating a manufacturing business in Shenzhen have increased significantly recently, including in particular the cost of labor and the cost of renting manufacturing facilities. In addition, recent actions by the Chinese government, including heightened governmental inspections of foreign-owned enterprises and additional administrative requirements imposed on foreign-owned entities, have during the past few years further significantly increased the costs and burdens of operating in China. These changes have now effectively removed the benefits of being a foreign owned enterprise, and now make it more burdensome to operate in China as a foreign-owned entity than as a locally owned enterprise. Furthermore, the local authorities have recently started requiring that companies operating in Shenzhen must be designated as “high technology” companies according to their standards. The Company currently is applying to obtain the a required high technology designation, but there is no assurance that the Company’s operations in Shenzhen will enable it to qualify as a high technology company. Failure to obtain the required high technology label could prevent the Company from renewing its factory leases in Shenzhen with its governmental landlord, which would require the Company to relocate its Shenzhen operations and would also trigger a whole set of other consequences, including having to layoff its local employees and having to pay high the severance payments to those employees. These factors have significantly increased the cost of doing business in China in the past few years. As a result of the last few years of cost increases, the Company has had to increase its prices to its customers. The increased prices the Company had to charge its customers have resulted in the loss of some customers and the loss of some business from existing customers. Some of these customer have decided to source their products from other original equipment manufacturers (“OEMs”) that have a lower cost base than the Company has. The foregoing factors have adversely affected the Company’s net sales and gross margins. While the Company is trying to offset the increasing costs and burdens of doing business in China (primarily by increasing automation and moving labor intensive activities to Myanmar), no assurance can be given that in the longer term the Company will be able to continue to operate in China and/or prosper under the new and evolving business or regulatory conditions in China.

The Company’s Long Hua, Shenzhen, Leases Expire In February 2020, And The Termination Of The Leases Could Materially Change The Company’s Future Operations And Could Require the Company To Make Substantial Payments To Its Employees. The Company’s principal manufacturing facilities are currently still located in Long Hua, Shenzhen, China. These leases (the “Premises Leases”) expire on February 28, 2020. There is a risk that the landlord may not renew the Premises Leases at the end of their current terms, or may demand significantly higher rents or additional conditions under which the Company may not want to, or may not be able to, renew the Premises Leases. Because the Company has moved much of its manufacturing operations from Shenzhen to its new factory in Yangon, Myanmar, the Company no longer needs all of the buildings and space that it currently leases. Accordingly, the Company has been in discussions with its landlord to renew the Premises Leases. No assurance can be given that the Company will be able to successfully complete its negotiations with its landlord and that it will be able to continue to operate at its current Shenzhen facility after February 2020. If the Company is not able to reach a suitable agreement with its Shenzhen landlord before the leases expire in February 2020, the Company will have to relocate its manufacturing facility to another, as yet unidentified, location and facility. The Company believes that currently there are other alternative facilities available to the Company in or near Long Hua, Shenzhen. However, the number of such other facilities near its current location is limited, and the Company may not be able to find facilities that suit its needs, are in a geographically desirable area, and that are financially acceptable. If the Premises Leases are not renewed and the Company has to relocate its facilities, in whole or in part, the relocation of the Company’s sole manufacturing facilities to alternative facilities will be costly, will materially disrupt the Company’s operations, could require the Company to pay increased rent and fees, and could adversely affect the Company’s operations, its business, and its financial condition during the relocation. In addition, under China’s labor laws, depending on where the Company relocates its manufacturing facilities, the Company’s employees could be entitled to receive employment termination payments, which payments in the aggregate could be substantial. Although the Company has been accruing payments as a liability on its financial statements, the early payment of these accrued amounts could result in a significant, and sudden decrease in the Company’s cash reserves. Accordingly, the expiration and non-renewal of the Premises Leases could have a material negative adverse impact on the Company’s operations and financial condition in the near future. No assurance can be given that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in February 2020 or that any such renewal will be on terms favorable to the Company.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. Most of the Company’s key functions, including tool design and manufacturing, engineering, administration, and automated manufacturing, are conducted from the Company’s facilities in China. As a result, the Company’s operations and assets are affected by the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, the Chinese government has recently been imposing burdensome import regulations on companies, such as the Company, that heavily rely on imports of raw materials. In addition, foreign owned enterprises, including the Company, have recently been subject to numerous governmental inspections and have been subjected to additional burdensome regulations and, on occasion, to cash penalties and fines. While the Company has, to date, been able to continue its operations in China despite these changes and additional burdens, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. These political and economic issues have resulted in tariffs being imposed by both China and the U.S. and have resulting in the imposition of restrictions on the import/export of certain products. Although the Company does not sell much to the U.S. and does not import raw materials from the U.S., these actions could increase the costs of manufacturing or otherwise interfere with the Company’s operations in China. The Company, being a U.S. publicly listed company, could be perceived to be an American company and, as such, could face persecution in various forms from the government. In addition, the trade tensions between the U.S. and China have, indirectly, further increased the costs of operating in China. Also, strains between the U.S. and China could interfere with the ability of companies manufacturing in China from engaging in business with, or selling to the U.S. or to U.S. companies. These disruptions of the trade relations with the U.S. could have a material adverse effect on the Company’s future business. While the current trade disputes with China to date have not directly materially affected the Company’s business, no assurance can be given that these and any other future controversies will not negatively affect the Company’s business and operations in China. In addition to the impact that the trade dispute may have on the Company’s business, the political and trade friction between the U.S. and China could adversely affect the prevailing market price for the Company’s Common Shares. Trade or political disputes between the U.S. and China could affect U.S. investors’ perception of Chinese manufacturing companies listed on U.S. stock markets, which could adversely affect the Company’s stock price.

Increased Wages And The Other Costs Of Labor in China Have a Material Negative Impact The Company’s Operations And Continue to Increase Its Operating Costs. Wages in China in general, and in Shenzhen in particular, have significantly increased during the past few years. Increases in wages has also result in increases in employer contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These increases in the cost of labor will continue to increase the Company’s operating costs, will reduce the Company’s gross margins, and could eventually require the Company to further increase the prices that it charges its customers. The effect of these increases in the prices of the Company’s products and services has resulted, and may continue to result, in the loss of customers who may seek, and are able to obtain, comparable products and services in lower-cost regions of the world or from certain local Chinese companies that receive governmental support of subsidies. During the past few fiscal years, some of the Company’s larger customers have been unwilling to pay the higher prices that the Company had to charge in response to higher cost of operations and, accordingly, the Company’s new sales have decreased. Future increases in the Company’s costs and in the prices that it charges its customers may result the loss of additional customers and in the loss of revenues, which could affect the Company’s financial results.

The Company Faces Numerous Risks In Its Expanding Operations In Myanmar. In response to increased costs and burdens of operating in China, and in order to partially insulate the Company’s manufacturing operations from the effects of the U.S./China trade and political disputes, the Company has decided to move most of the Company’s labor intensive work from Shenzhen, China, to Yangon, Myanmar (formerly Burma). Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to operate in Myanmar, and to own an interest in Myanmar companies. In addition, the U.S. and European Union recently lifted many trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. In March 2015 the Company acquired 75% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company authorized to operate in Myanmar. In January 2017 the Company increased its ownership interest in Kayser Myanmar to 84%. Earlier in 2019, Kayser Myanmar moved its Yangon operations to a larger and newer factory facility and Yangon. The Company continues to transfer manufacturing equipment from its Shenzhen, China, operations the Kayser Myanmar facilities in order to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. In addition to the assembly services currently performed in Myanmar, the Company recently commenced transferring some of its component manufacturing equipment to Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include the labor relations issues (including strikes), lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. Because the Company is continuing to shift production from China to Myanmar, the impact of negative events in Myanmar will have a more significant impact on the Company in the future. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate, which fluctuations could materially change the cost of operating in Myanmar. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

Wages In Myanmar Have Recently Increased Substantially and are Expected to Continue to Increase, Which Could Affect the Company’s Future Operations in Myanmar. The Company decided to establish its manufacturing operations in Myanmar in large part because of the lower wages paid to workers in Myanmar. However, the Myanmar government has recently made material changes to the labor laws in Myanmar and has increased wages, which labor law changes and increased wages could make operating in Myanmar by Kayser Myanmar more expensive and difficult. Since the Company’s plan is to shift much of its expensive and highly regulated work from its China facility to Kayser Myanmar, increasing the cost of labor and imposing additional regulations in Myanmar may make the future operations in Myanmar economically less beneficial than anticipated. No assurance can be given that Kayser Myanmar will be able to operate in a cost efficient manner in the future. Should Kayser Myanmar continue to experience increased costs and regulatory restrictions, the Company may lose the low cost benefits of operating in Myanmar that it was expecting in order to continue to service its larger clients.

The Company’s Customers May Restrict, Or Prohibit, Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Shift Much Of Its Assembly and Manufacturing Operations To Myanmar. Shifting part of its assembly and manufacturing operations from the higher cost operations in China to the new lower cost facility in Myanmar is part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. Accordingly, it is becoming increasingly important that that the Company’s customers agree to have their products manufactured in Yangon, Myanmar. To date, some of the Company’s customers have refused to have their products manufactured in Myanmar. While the quality of the products manufactured at Kayser Myanmar has satisfied those customers who have tested the quality of the products manufactured in Myanmar, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of political and public relations issues. For example, the Rohingya humanitarian crisis, and the Myanmar government’s actions in expelling many Rohingya from Myanmar, have further tarnished Myanmar’s unfavorable human rights record. As a result of Myanmar’s reputation and this refugee crisis, many global brands, including several of the Company’s customers, have reduced or stopped the manufacture of their products in Myanmar. In the event that the Company’s customers prohibit the Company from manufacturing their products in Myanmar, the Company’s operations and financial condition will be significantly and adversely affected. To date, none of the Company’s customers has terminated any manufacturing orders with the Company as a result of the Rohingya crisis. However, no assurance can be given that customers will not, in the future, withdraw their work from Myanmar. The Company currently is unable to estimate what effect the Royhingya crisis, or other political events, will have on the Company’s future net sales and financial condition.

Uncertain Legal System and Application of Laws May Adversely Affect The Company’s Properties And Operations In Both China And Myanmar. The legal systems of China and Myanmar are often unclear and are continually evolving, and there can be no certainty as to the application of laws and regulations in particular instances. While China has an increasingly comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly, sometimes unpredictably, and often arbitrarily. As is the case with all businesses operating in both China and Myanmar, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices in China, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

The Company’s Operations In Myanmar Are Dependent Upon Its Newly Leased Factory Complex In Yangon, Myanmar, And The Loss Or Interference With That Lease Would Materially, And Adversely, Affect The Company’s Operations In Myanmar. On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has advanced $950,000 to the landlord as a prepayment of rent under the lease (at today’s currency conversion rate, the prepayment represents approximately 12 years of rental payments), and has, to date, spent approximately $500,000 on refurbishing the complex and adding two new factory buildings and a new office building at the site. Accordingly, this new facility represents a significant long-term investment by the Company in its operations in Myanmar. All of Kayser Myanmar’s operations will be conducted at this new facility. Any interference or interruption of Kayser Myanmar’s right to operate that this new facility, as a result of a dispute with the landlord or because of any actions or regulations by Myanmar governmental or administrative authorities, could materially negatively affect the Company’s investment in the new factory and its ability to operate in Myanmar.

Labor Shortages and Employee Turnover. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after effects of China’s one-child policy, the Company has recently experienced difficulty in filling its lower cost labor needs in China. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. The Company regularly faces severe labor shortages in Shenzhen as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, many of the Company’s assembly workers have to be replaced every year. Due in part to these wage increases and labor shortages, the Company has stopped most of its labor intensive manufacturing in China and now uses its Shenzhen facilities mostly for engineering, tool manufacturing, design and administrative purposes. Since these functions are performed by higher paid professional employees, the Company’s exposure to the labor issues in China has been reduced. However, the cost and risks of hiring and training new employees has shifted to Myanmar as the Company now performs most of its labor intensive manufacturing in Myanmar. Myanmar also observes an extended new year’s celebration during which all workers leave, which requires the Company to annually hire, and train, new workers.

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

Risks Related To The Company’s Operations, Structure And Strategy.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2019 and 2018 the Company’s aggregate sales to its five largest customers accounted for approximately 89.4% and 89.7% of net sales respectively. While the Company previously believed that there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, the Company also acknowledges that having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines. While the Company has in the past either been able to replace major customers or to increase the amount of orders it receives from its remaining customers, no assurance can be given that the Company will be able to do so in the future. In addition, with few, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers. The Company’s revenues have decreased during each of the past three years due to a reduction in sales to certain of the Company’s largest customers and the difficulty that the Company has had in attracting new customers. In the event that the Company is not able to attract new customers or obtain increased orders from its existing customers, the Company’s revenues in the current fiscal year ending March 31, 2020 could continue to decline and be less than the revenues in the prior fiscal years.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. During the fiscal years ended March 31, 2019 and 2018, accounts receivable from the five customers with the largest receivable balances at year-end represented, in the aggregate, 89.5% and 89.2% of the total outstanding receivables, respectively.

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

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and certain of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. For example, the Company’s Chief Operating Officer unexpectedly died in 2017, which caused significant disruption in the Company’s operations and uncertainty with the Company’s customers. Mr. Kohl’s current employment agreement, was recently extended and revised so that his compensation can be reduced by 50% if the Company experiences losses in any fiscal quarter. The Company owns a $2,000,000 life insurance policy issued to insure the Company’s in the event of Mr. Kohl’s death. In addition, the Myanmar operations are highly dependent upon that facilities’ Managing Director (who also is its co-founder). Should the Myanmar co-founder leave, the Myanmar operations could be materially affected, and the Company could have difficulty in finding a replacement.

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

Fluctuation in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade and operates using three different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros), and pays its expenses in RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized a currency exchange gain of $63,000 in the fiscal year ended March 31, 2018, but incurred currency exchange losses of $8,000, $19,000 and $21,000 in the fiscal years ended March 31, 2019, 2017 and 2016, respectively. Currency fluctuations have in the past been more significant and have, in those prior years, materially affected the Company’s financial results. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Acquisitions Or Strategic Investments, Including The Recent Expansion Into Myanmar, May Not Be Successful And May Harm The Company’s Operating Results. The Company has in the past, and may in the future, acquire, invest in, or enter into strategic arrangements with other companies in China and elsewhere (including elsewhere in Asia, Europe or even in North or Central America). For example, as part of its strategy to reduce some of its operating expenses, in the past few years the Company acquired an 84% interest in a Myanmar company and a 51% interest in a venture that it co-owns with ACI Group GmbH, a company based in Zimmern o. R., Germany. The Company’s investments in Myanmar have, to date, met the Company’s goals. However, the Company’s much smaller investment in the German company that is established to manufacture proprietary CO2 cleaning systems for industrial and commercial cleaning applications, has not been a success. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

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

Risks Related To Regulatory Oversight And The Company’s Charter.

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

The Company’s Recently Enacted Rights Plan And Certain Provisions of Its Amended and Restated Memorandum And Articles of Association May Discourage a Change of Control. In April 2018, the Company adopted a shareholder rights plan (the “Rights Plan”) that provides for the issuance of one right (“Right”) for each of our outstanding common shares. The Rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of the Company or the Board of Directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Shares on terms not approved by our board of directors. The Rights Plan may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable.

Some provisions of the Company’s Amended and Restated Memorandum and Articles of Association also may discourage, delay or prevent a change in control of the Company or management, including provisions that 1) provide that a meeting of shareholders can be called only by the Company’s Board of Directors, Chairman of the Board, Chief Executive Officer, or President and not by shareholders; (2) provide that directors of the Company may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares; and (3) require a vote of at least two-thirds in voting power of the outstanding shares to amend these and certain other provisions of the Amended and Restated Memorandum and Articles of Association.

These provisions could make it more difficult for a third party to acquire the Company, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

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

Risks Related To The Common Shares.

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

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company made four dividend payments in each of the past two years (a total of $0.35 per share in fiscal 2019, and $0.29 per share in fiscal 2018). However, the Company did not declare or pay a dividend in the first quarter of fiscal 2020. Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, the Company does not expect to pay dividends during periods when the Company’s operations have not been profitable, or when the Company uses a material amount of its financial resources for long-term capital investments. Accordingly, no assurance can be given that the Company will pay dividends in fiscal 2020, or that the Company will pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Risk of Cybersecurity Breaches. Security breaches and other disruptions could compromise the Company’s information and expose the Company to liability, which would cause the Company’s business and reputation to suffer. In the ordinary course of the Company’s business, the Company stores sensitive data, including business information and regarding its customers, suppliers and business partners, in the Company’s networks. The secure maintenance and transmission of this information is critical to the Company’s operations. Despite the Company’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, regulatory penalties, disrupt the Company’s operations, and damage the Company’s reputation, which could adversely affect its business, revenues and competitive position.

The Audit Report Included In This Annual Report is Prepared By Auditors Who Are Not Inspected By The Public Company Accounting Oversight Board And, As Such, You Are Deprived Of The Benefits Of Such Inspection. The Company’s independent registered public accounting firm that issues the audit report included in the Company’s annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”), and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of the Company’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in the Company’s reported financial information and procedures and the quality of the Company’s financial statements.

If The Settlement Reached Between The SEC And The Big Four PRC-Based Accounting Firms (Including The Chinese Affiliate Of The Company’s Independent Registered Public Accounting Firm), Concerning The Manner In Which The SEC May Seek Access To Audit Working Papers From Audits In China Of US-Listed Companies, Is Not Or Cannot Be Performed In A Manner Acceptable To Authorities In China And The US, We Could Be Unable To Timely File Future Financial Statements In Compliance With The Requirements Of The Exchange Act. In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of the Company’s independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitation procedure. The Company cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, the Company could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of the Company’s ADSs may be adversely affected.

If the Chinese affiliate of the Company’s independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and the Company was unable to timely find another registered public accounting firm to audit and issue an opinion on the Company’s financial statements, the Company’s financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the Company’s common shares from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the Company’s common shares.

Item 4.	Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China, and in Yangon, Myanmar. The Myanmar operations are conducted through Kayser Myanmar Manufacturing Company Ltd. (Kayser Myanmar), a company registered to operate as a foreign company in Myanmar that is 84% owned by the Company.

History and Development of the Company.

Overview. Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the (“IBCA”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA, and simultaneously with such repeal, the Company was automatically re-registered under the BVI Business Companies Act, 2004, BVI’s corporate law that replaced the IBCA. In May 2018, the Company amended its Memorandum and Articles of Association to conform to the IBCA. Our website is www.highwayholdings.com (the information contained in our website is not a part of this annual report on Form 20-F and no portion of such information is incorporated herein). The SEC maintains a website at http://www.sec.gov that contains reports and other information, including this Annual Report on Form 20-F.

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

Realignment of Manufacturing and Assembly Operations--New Myanmar Manufacturing Complex. The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility in Shenzhen have significantly increased, the cost advantages of operating in China have been significantly eroded, and the administrative and regulatory burdens of operating in China have significantly increased. In addition, the Chinese regulatory agencies are increasingly forcing companies in Shenzhen to automate and to operate as technology centers, rather than traditional manufacturing factories. As a result, the Company’s Shenzhen facilities are currently used as a design, tooling, engineering, administrative and automated manufacturing center. The more labor intensive operations have mostly been moved to the Company’s Yangon, Myanmar facilities.

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company has developed a two pronged strategy:

a. In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to about 50 workers. However, most of the product design and development, and the tooling for new products has remained in Shenzhen.

b. The Company has been shifting its labor intensive assembly, and recently some of its manufacturing, operations to Yangon, Myanmar, a developing country that now permits foreign investment in that country. The cost of operating and assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, the Company commenced subcontracting some of its product assembly functions to Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a third party supplier in Yangon, Myanmar. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in June 2014 the Company purchased a 25% ownership interest in the Myanmar company, an additional 50% interest in March 2015, and additional 9% in January 2017. As a result, since January 2017, the Company has owned 84% of Kayser Myanmar. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national and a founder and manager of Kayser Myanmar. The Company’s goal is to shift most of its labor intensive product assembly and labor intensive component manufacturing operations from Shenzhen, China, to Myanmar.

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has upgraded the existing two factories at the new leased facility, and has constructed a third factory and a new office building on the site. Also, the Company has transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China, plant to the new Yangon facility. As a result of the completion of the refurbishment of the existing buildings at the new facility, the completion of the construction of a new, third factory building, and the transfer of equipment, the new Yangon facilities are now fully operational. See, “Organizational Structure/Offices and Manufacturing Facilities--Yangon Myanmar/Manufacturing Facilities” below. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors--The Company Faces Numerous Risks In Its Operations In Myanmar” and “Risk Factors--The Company’s Customers May Not Permit Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Plans To Move Much Of Its Assembly Operations To Myanmar.”

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

As part of the Reorganization, the Company increased certain of its administrative functions in Hong Kong. Currently, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are now being conducted from two offices in Hong Kong, and most of its manufacturing operations are being conducted at either the factory in Long Hua, Shenzhen, China, or Kayser Myanmar’s facility in Yangon, Myanmar.

As part of the Reorganization, the Company transferred all of its operations to Nissin PRC. As a new PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, Nissin PRC also is subject to China’s tax regulations and is subject to the rules and regulations applicable to other PRC registered companies.

As a result of the Reorganization, the Company is now structured as follow:

●	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

●	The Company’s administrative functions, and much of its engineering, design and marketing functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company may be contacted in Hong Kong at (852) 2344-4248.

●	The Company’s automated manufacturing, and many of its engineering, tooling, and design functions are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

●	Most of the Company’s assembly and manufacturing operations are now being conducted in Yangon, Myanmar, through its 84% owned subsidiary, Kayser Myanmar.

Current Business Overview

The Company is a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, Asia, and to a lesser extent, in the United States). Since the Company’s formation, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the past few years, the Company also conducted an increasing amount of its product assembly functions (and some manufacturing functions) in Yangon, Myanmar, through a Myanmar company that is now 84% owned by the Company.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which assemblies and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, print cartridges, electrical connectors, electrical circuits, vacuum cleaners, LED power supplies, stepping motors, pumps for dishwashers, and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its international management culture which includes German, Chinese and Myanmar nationals; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering, design and development capabilities (which it uses to assist its customers to design their products).

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

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European and Japanese customers to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Realignment of Assembly Operations--New Myanmar Assembly Facility,” above.

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

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese customers and in order to reduce its labor costs and improve quality, the Company has continuously upgraded the design and manufacturing equipment at its facilities and has made significant investments in automated/robotic machinery that manufacture or assemble products. The Company designs and manufactures its own automated production lines. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The automated machinery has significantly reduced the number of workers at the Company’s facilities in Shenzhen, China, from over 200 workers three years ago. In addition to robotics that replace manual labor, the Company has also invested in Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, spectrum analyzers, as well as numeric controlled stamping machines.

Reduce Its Manufacturing And Assembly Costs By Moving Operations To Myanmar. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing in China no longer is competitive with manufacturing in underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company now operates an assembly facility in Yangon, Myanmar. The Company’s goal is to transfer much of its labor intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. In addition to lower labor and other operating costs, the Myanmar operations benefit from the preferential customs provisions, particularly for the Company’s European customers. The European Commission has designated Myanmar as an undeveloped country whose exports are currently still subject to tariff concessions called “preferential tariff quotas”. Accordingly, the Company’s European customers that satisfy the European Commission’s requirements currently benefit from purchasing products manufactured in Myanmar. These benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop that is currently located at its Shenzhen, China factory. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customers will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products. The Company uses various computer controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product. Many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques. In order to conduct and maintain this fully automated stamping method, tools and machines must be precisely fine-tuned and aligned to achieve the required quality standard and maximum efficiency.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2017, 2018 and 2019:

	Year Ended March 31
Geographic Areas:	2017	2018	2019
Hong Kong and China	24.0%	21.3%	19.6%
Europe	71.6%	75.4%	76.3%
Other Asian countries	0.2%	0.2%	0.9%
North America	4.2%	3.1%	3.2%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Year Ended March 31
Segment Sales:	2017	2018	2019
Metal Stamping and Mechanical OEM	42.4%	50.3%	54.1%
Electric OEM	57.6%	49.7%	45.9%

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

Major Customers

For the fiscal year ended March 31, 2019, the Company had three customers who each accounted for more than 10% of the Company’s net sales. These three customers collectively accounted for 76.9% of the Company’s net sales. During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. The Company’s larger customers have, in general, accepted price increases that the Company has passed through to its customers because of the increasing cost of operating in China, but a few of the Company’s larger customers have in the past few years ceased using the Company’s services because of the price increases. The loss of low margin customers has reduced the Company’s revenues but has increased the Company’s gross margins. However, additional losses of major customers, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

Competition

The Company competes against numerous OEMs, including both smaller local companies as well as large international companies. Although the Company operates in the same market as some of the world’s largest contract manufacturers (for example, FoxConn operates a major manufacturing facility in Long Hua, Shenzhen), management believes that it principally competes with smaller firms that make up the largest segment of the contract and parts manufacturing industry in China. Since some of the Company’s customers are large international enterprises that source their products from many international providers, the Company also competes against contract manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing high quality products at a competitive price with reliable delivery and service. The Company has managed to partially offset the increasing cost of manufacturing in China by moving some of its operations to its Myanmar facility. However, it still maintains its automated manufacturing facilities in the Shenzhen area, near some of its customers. Having manufacturing facilities in Shenzhen, the Company is able to reduce delivery times and transportation costs for these customers, and by being able to offer “just in time” supply services.

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. As the Myanmar operations become larger, the Company will also be negatively affected by the holidays that all Myanmar employees take annually during that country’s new year’s celebration (typically two weeks in April). The absence of workers during these nationally mandated holidays in Myanmar has not, to date, materially affected the Company’s overall operations, but the holidays are expected to impact the Company in the future as the Myanmar operations increase. The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, the Company’s main facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. Since March 2015, the Company has owned an interest in a Myanmar company that operates a factory in Myanmar. As a result, the Company also is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving.

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

These increases in labor costs have increased the Company’s operating costs, which increase the Company has attempted to, but has not always been able to pass through to its customers. In addition, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to downsize its workforce. In addition, if an employee with such a contract is terminated, the Company is required to pay the terminated employee a substantial severance payment. The Company currently has some employees who are entitled to these lifetime employees, and others will become lifetime employees as they continue their service with the Company. These contingent employment liabilities will increase over time. The Company also is obligated to make future payments under pension and housing plans upon the termination of certain employees. These contingent employee liabilities could become a material financial liability to the Company if a larger number of employees are terminated by the Company all at once (such as upon a plant closure). While the Company has to date absorbed these employee termination liabilities, a sudden simultaneous termination of a large number of employees (such as would be the case if the Shenzhen factory lease cannot be renewed) would require the Company to make significant payments to the terminated employees, which payments could materially and adversely affect the Company’s financial condition.

Since the Reorganization was completed in 2015, all of its operations in the PRC are now conducted through a wholly-owned subsidiary that is registered in China as a limited liability company. As a result, the Company’s operations in China are now subject to all of the rules and regulations that previously did not apply to its operations in the PRC. Although the Company’s subsidiary is a Chinese registered company, the Company believes that, because its subsidiary is a foreign owned entity, it has recently been subject to numerous governmental inspections that other Chinese owned companies have not experienced. Accordingly, the operating environment for WFOEs in China is becoming increasingly burdensome.

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

Research and Development

As a manufacturer of parts and components for use in other products, the Company conducts no material research or development. The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with (i) developing potential proprietary products, (ii) automated machines that the Company uses in its manufacturing process, and (iii) an understanding of the technologies of its customers. The Company also is currently designing and developing a small electric motor that, the Company believes, will fill the needs of some of its current customers and that may also fill a need in the market in general.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 28, 2018, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some are dormant or deactivated subsidiaries), and two majority-owned active subsidiaries. The Company currently conducts its business primarily through four wholly-owned subsidiaries and its 84% owned Myanmar subsidiary. Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities as of June 28, 2019 are as follows:

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

During the fiscal year ended March 31, 2014, the Company formed a Hong Kong subsidiary (Advanced Cleaning Innovations Asia Limited) that it co-owns with ACI Group GmbH, based in Zimmern o. R., Germany, to manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications in use in Asia. The Company owns a 51% interest in Advanced Cleaning Innovations Asia Limited. The development of one product has now been completed, and Nissin Shenzhen has commenced commercially marketing this cleaning product in China. To date, Nissin Shenzhen has only had limited success selling these machines, and the Company does not expect this product to become a significant source of future revenues.

The Company also owns 84% of the equity of Kayser Myanmar, a foreign company registered under Myanmar law that is authorized to operate in Myanmar. A Myanmar citizen owns 16% of the Kayser Myanmar and is the general manager of the entity. Kayser Myanmar currently manufactures and assembles products for the Company’s OEM clients, and assemblers products manufactured by the Company in its China facilities.

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

Shenzhen, China/Manufacturing Facility

The Company leases a total of approximately 23,400 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space consists of 19,730 square meters of manufacturing space, with the balance representing dormitories for the Company’s factory workers. The leased space is used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There also are offices for production management, production engineering, and production support administration on the premises. The leases for these facilities expire in February 2020. The Company is currently is attempting to renew the Shenzhen lease. As a condition to its lease renewal, the Company has applied for a license from the government to operate as a designated high technology company. In order to obtain the license, the Company will have to use the facilities primarily as a technology center and for component manufacturing of metal and plastic parts to be sold to customers with manufacturing plants in China. No assurance can be given that the Company will be able to obtain the high technology designation or that it will be able to obtain a new lease to continue to operate at its current Shenzhen facility after February 2020.

Yangon, Myanmar/Manufacturing Facility

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for a new manufacturing complex in Yangon, Myanmar (the “New Facility”), which lease has since then been officially approved and recorded. Accordingly, Kayser Myanmar is now the legal tenant at the New Facility. Until 2018, Kayser Myanmar conducted its operations in Yangon, Myanmar, under a lease that expired at the end of 2018. Kayser Myanmar has moved out of the prior facility and now conducts is operations in the New Facility. The New Facility is an approximately 6,900 square meter (1.67 acres) factory estate that is located in the same Hlaing Tharyar Township in Yangon as the prior manufacturing facility. The New Facility is owned by Konig Company Limited (“Konig Company”), a Myanmar company. Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. Konig Company only recently acquired the New Facility.

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $6,500 per month, based on the currency conversion rate in effect on the date of this report). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (at today’s currency conversion rate, the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), and Konig Company is obligated to pay all property taxes, and pay for all insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by this provision in the lease, Kayser Myanmar has already upgraded the existing two factories at the New Facility, and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility.

Under the new lease, Kayser Myanmar has the option to purchase the factory from Konig Company if and when, Myanmar law is changed to permit ownership of real estate in Myanmar by foreign-owned companies. Because Kayser Myanmar is an indirect subsidiary of the Company, under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, Kayser Myanmar is deemed to be a foreign-owned company and, therefore, is currently not permitted to own the New Facility. If Myanmar law is changed to allow foreign-owned companies to own Myanmar real estate, Kayser Myanmar will have the option to purchase the New Facility at a price equal to the then fair market value of the New Facility. The fair market value will be determined by an independent appraiser. The valuation of the New Facility will, however, exclude the increased value of the site attributable to any improvements, alterations, and additions made to the New Facility by Kayser Myanmar. Konig cannot sell, transfer or mortgage the New Facilities without the consent of Kayser Myanmar.

Other Operations

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. As part of its goal to develop a line of proprietary products, in November 2013 the Company formed a jointly owned company with ACI Group GmbH, based in Zimmern o. R., Germany. The purpose of this new company (known as Advanced Cleaning Innovations Asia Limited) is to develop and manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications. The joint venture company’s goal is to market the cleaning systems in Asia and elsewhere. In the fiscal year ended March 31, 2018, the Company completed its development of the CO2 cleaning system, and started to market his cleaning system to manufacturers as an alternative method of cleaning machinery. To date, the Company has only manufactured ten of these cleaning systems, three of which were sold in the fiscal year ended March 31, 2019, five remain in the Company’s inventory of products available for sale, and two cleaning systems are used by the Company in its own manufacturing operations. The joint venture no longer conducts any active operations.

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

As described in this Annual Report, the Company has taken various actions to reduce its operating costs, including in particular steps to reduce its labor costs and its rental expenses. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund and other benefit payments have resulted in high labor and staffing costs. In addition, since 2011 all of the Company’s operations in China have been conducted through Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a foreign owned subsidiary that is registered in China (this type of foreign owned company is commonly known as a “Wholly Foreign Owned Enterprise” (a “WFOE”)). As a PRC registered WFOE, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. In addition, since Nissin is a WFOE, the Company believes that it is targeted with additional burdensome inspections and governmental actions that Chinese owned companies do not experience. These inspections and additional compliance procedures interfere with the operations of Nissin PRC and result in significant additional costs and expenses. The combination of the high labor costs and the additional costs and administrative burdens of operating in Shenzhen, China, have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor costs and the other burdens imposed on the Company’s PRC operations, the Company is attempting to shift practically all of its labor intensive operations and most of its manual manufacturing operations from Shenzhen, China, to Myanmar, a lower cost neighboring country.

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

Commencing in the fiscal year ended March 31 2016, Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, has been subject to the tax provisions applicable as a result of its operations in Myanmar. However, under Myanmar’s Foreign Investment Law, Kayser Myanmar was exempted from Myanmar income tax until December 20, 2017. Since this exemption has expired, Kayser Myanmar has been paying income tax at a rate of 25%. Kayser Myanmar currently has a temporary exemption from customs duties and internal taxes on machinery and equipment and on certain imported raw materials used in the Myanmar operations, as well as relief from commercial taxes on goods produced for export. As a result, the tax impact of the Kayser Myanmar operations has not been material and is not anticipated to be material for most of the current fiscal year.

The Company is not subject to U.S. taxes.

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2017, 2018 and 2019.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is based in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. During the fiscal year ended March 31, 2019, net sales decreased by 25.5% from the fiscal year ended March 31, 2018, and the Company had a net loss of $630,000 compared to net income of $1,550,000 for the year ended March 31, 2018. For the fiscal year ended March 31, 2019, the Company paid dividends of $0.35 per share, compared to $0.29 per share in the prior fiscal year.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2017	2018	2019

Net Sales	100%	100%	100%
Cost of sales	71.6	64.8	74.9
Gross profit	28.4	35.2	25.1
Operating income/(loss)	3.9	10.1	(5.3)
Income/(loss) before income taxes	3.9	10.8	(4.9)
Income taxes	(1.2)	(2.7)	0.2
Net Income/(loss)	2.7	8.1	(4.9)
Net (profit) loss attributable to non-controlling interest	0.0	(0.0)	0.3
Net income/(loss) attributable to Highway Holdings Limited’s Shareholders	2.7	8.1	(4.4)

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Net sales for the fiscal year ended March 31, 2019 (“fiscal 2019”) decreased by $4,889,000, or 25.5% from the fiscal year ended March 31, 2018 (“fiscal 2018”) due to lower sales to certain of the Company’s principal European customers, fewer tooling orders, adjustments to inventories, and a decreased sales of higher margin products. The decrease in net sales is attributable in part to decreased sales by the Company’s customers of their products and due to year-end inventory adjustments by those clients. Lower sales to certain European customers also are the result of increasing cost of manufacturing in China, which have caused some clients to shift their manufacturing from China to other Asian countries, or to Eastern Europe. The Company is attempting to control price increases to its customers by, among other things, moving certain manufacturing functions to its lower cost manufacturing facilities in Myanmar. The Company also was not been able to attract new customers in fiscal 2019 to replace the loss of sales to existing customers because of the high cost of manufacturing in China, and the concerns of some potential customers about manufacturing in Myanmar. The Company believes that the new, modernized Yangon manufacturing facility and its demonstrated ability to manufacture in Myanmar at a cost lower than in China, but with the same quality as in China, will assist it in attracting more orders from existing customers and possibly attract orders from new customers. Overall, net sales by region in fiscal 2019 changed slightly, with net sales to European customers increasing to 76.4% in fiscal 2019 compared to 75.4% of the Company’s net sales in fiscal 2018.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and machines. For fiscal 2019, net sales of the metal stamping and mechanical segment increased to 54.1% of the Company’s net sales from 50.3% in fiscal 2018 due to changes in the product mix. Net sales of the electric OEM segment (that also includes plastic parts) correspondingly decreased to 45.9% of net sales in fiscal 2019 from 49.7% in fiscal 2018.

Gross profits as a percentage of net sales decreased to 25.1% in fiscal 2019 from 35.2% in fiscal 2018 due to decreased sales that increased the per unit overhead allocation, a decrease in tooling orders, and additional provisions for aged closing inventories and write down of plant and machine’s value. The Company anticipates that its gross margins will increase as manufacturing and assembly operations transition from the Company’s China operations to its Myanmar facilities, and as the number of workers in China decreases as a result of both the transfer of labor to Myanmar and the increased use of automation in China. Due to lower sales and lower gross margins, gross profits decreased by $3,162,000 in fiscal 2019 compared to fiscal 2018.

Selling, general and administrative expenses decreased by $469,000, or 9.8%, in fiscal 2019 compared to fiscal 2018 as a result of cost cutting measures implemented as net sales decreased. Selling, general and administrative expenses would have been even lower in fiscal 2019 had the Company not incurred significant transportation costs and additional administrative expenses related to the relocation of equipment and machinery from Shenzhen, China, to the new factory complex in Yangon, Myanmar. Because selling, general and administrative expenses decreased less than net sales, the percentage of these expenses compared to net sales increased to 30.4% in fiscal 2019, compared to 25.1% in fiscal 2018.

As a result of the $3,162,000 decrease in gross profits in fiscal 2019, the Company had an operating loss of $755,000 in fiscal 2019 compared to operating income of $1,938,000 in fiscal 2018.

The Company had a currency exchange rate loss of $8,000 in fiscal 2019 compared to a currency exchange gain of $63,000 in fiscal 2018. The loss in 2019 was due to the decrease in the value of the RMB compared to the U.S. dollar. The Company will continue to be exposed to fluctuations in the exchange rate of the RMB and the Euro. The Company does not undertake any currency hedging transactions, and therefore its financial results will continue to be affected by the future fluctuations of currencies.

The Company recognized one-time gains of $28,000 and $50,000 in fiscal years 2019 and 2018, respectively, from the sale of equipment that the Company no longer needed.

The Company had an income tax benefit of $26,000 in fiscal 2019 because of its net loss before taxes, and income taxes of $512,000 in fiscal 2018 because of its $2,072,000 of income before taxes. The Hong Kong statutory profits tax was 16.5% in fiscal 2019. However, the Company’s effective tax rate was 3.7% in fiscal 2019 because of variances in certain non-deductible items and utilization of tax losses previously not recognized.

The Company had a net loss attributable to its shareholders of $630,000 in fiscal 2019 because of a decrease in both net sales and gross margins. In fiscal 2018 the Company had net income of $1,550,000 because of higher net sales and significantly higher gross margins (and, therefore, gross profits).

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Net sales for the fiscal 2018 decreased by $437,000, or 2.2% from the fiscal year ended March 31, 2017 (“fiscal 2017”) as a result of lower sales to certain European customers and a change in the product mix sold to such customers. The lower sales to certain European customers was due, in large part, to the increasing cost of manufacturing in China. The Company attempted to control price increases to its customers by, among other things, moving certain manufacturing functions to its lower cost manufacturing facilities in Myanmar. However, despite these efforts, the Company’s net sales decreased. Overall, net sales by region in fiscal 2018 changed slightly, with net sales to European customers increasing to 75.4% in fiscal 2018 compared to 71.6% of the Company’s net sales in fiscal 2017, and net sales to Hong Kong/China decreasing in fiscal 2018 to 21.3% compared to 24.0% in fiscal 2017.

For fiscal 2018, net sales of the metal stamping and mechanical segment increased to 50.3% of the Company’s net sales from 42.4% in fiscal 2017 due changes in the product mix. Net sales of the electric OEM segment (that also includes plastic parts) decreased to 49.7% of net sales in fiscal 2018 from 57.6% in fiscal 2017.

Gross profits as a percentage of net sales improved to 35.2% in fiscal 2018 from 28.4% in fiscal 2017 primarily due to several material tooling orders from the Company’s customers (tooling orders typically have a higher gross margins). The Company’s gross margins were also impacted by accruals for employee termination payments. However, excluding the increase in gross margins due to the tooling orders, the Company’s gross profits increased slightly because of a decrease in the number of workers in China (through the use of automation) and the transfer of more assembly work to Myanmar. As a result of the higher gross margins, gross profits increased by $1,172,000 in fiscal 2018 compared to fiscal 2017, despite the slight decrease in net sales.

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

In fiscal 2018, the Company recognized a one-time gain of $50,000 from the sale of production equipment that the Company no longer needed. No such transaction occurred in fiscal 2017.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	20176	2018	2019
	(In thousands)
Net cash provided by/(used in) operating activities	$2,224	$2,388	($437)
Net cash used in investing activities	(197)	(142)	(736)
Net cash used in financing activities	(1,135)	(1,031)	(1,244)
Net increase (decrease) in cash and cash equivalents	892	1,215	(2,417)
Cash and cash equivalents at beginning of year	9,140	10,028	11,267
Effect of exchange rate changes on cash and cash equivalents	(4)	24	(23)
Cash and cash equivalents at end of year	$10,028	$11,267	$8,827

As of March 31, 2019, the Company had working capital of $8,271,000, compared to working capital of $10,864,000 as of March 31, 2018 and $10,200,000 as of March 31, 2017. As of March 31, 2019, the Company had a working capital ratio of 2.63 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2019 decreased by $2,440,000 to $8,827,000 from $11,267,000 on March 31, 2018. The decrease in cash is primarily due to the one-time expenses the Company incurred in fiscal 2019 to establish its new Yangon, Myanmar, factory complex (the “New Yangon Facility”). As described in “Item 4. Information on the Company—Realignment of Assembly Operations—New Myanmar Operations” above Kayser Myanmar incurred substantial cash outlays during the current fiscal year ending March 31, 2019 in connection with leasing the New Yangon Facility, refurbishing that facility, building a new factory and office building on the site, and transferring equipment from its other facilities to the New Yangon Facility. In particular, these expenses included (i) up-front payments (including $950,000 of pre-paid rent), (ii) costs to transfer its equipment and operations from its prior facility to the New Yangon Facility, (iii) moving equipment from its Shenzhen, China, facility to the New Yangon Facility, and (iv) upgrading the existing two factories at the New Yangon Facility and building the third factory and the new office building. Collectively, these costs were approximately $500,000 in fiscal 2019. Although the Company expects to incur some additional costs for the New Yangon Facility (including the cost of moving additional equipment from Shenzhen to Yangon), such additional expenses are expected to be less in the future. In addition, because the Company has prepaid rent for the New Yangon Facility, it will not incur and rental costs at the New Yangon Facility for approximately a dozen years. The decrease in the amount of cash and cash equivalents held by the Company on March 31, 2019 was partially offset by the increased collections of accounts receivable and a slight increase in unpaid accounts payable.

The Company’s cash and cash equivalents were higher in each of the prior two fiscal years ($10,028,000 in fiscal 2017 and $11,267,000 in fiscal 2018). The higher levels of cash and cash equivalents at the end of the prior two fiscal years was due in part to the net income the Company earned in those years (compared to the net loss in fiscal 2019) and due to the significantly higher amounts spent by the Company in 2019 for property, plant and equipment related to the New Yangon Facility.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2019, the Company used $437,000 of net cash in its operating activities because of a net loss of $668,000 for the year, because of $261,000 of depreciation and amortization non-cash charges, a $419,000 write down of the value of its inventory, a $878,000 decrease in inventories, an increase in long-term rental prepayments of $871,000, and an adjustment of the provision for employee social benefit expenses. In fiscal 2018 and 2017, the Company generated $2,388,000 and $2,224,000, respectively, of positive cash from its operating activities.

The Company used $197,000, $142,000 and $736,000 in fiscal 2017, 2018 and 2019, respectively, of cash in its investment activities. The significant increase in fiscal 2019 is the result of the purchase of property, plant and equipment for the New Yangon Facility.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2017, 2018 and 2019. The amount of cash dividends paid did not fluctuated significantly during the past three years ($1,135,000 was paid in fiscal 2017, $1,031,000 was paid in fiscal 2018, and $1,244,000 was paid in fiscal 2019). Cash dividends are made at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result of the Company’s net loss in fiscal 2019, no assurance can be given that the Company will pay cash dividends in the near future or, if dividends are paid, that the amounts will be consistent with amounts paid in the three prior years.

As of the date of this Annual Report the Company has no outstanding bank loans. However, the Company also does not have any bank credit facilities under which it can borrow funds should the Company need additional capital to fund unanticipated expenses (such as funding unbudgeted expenses related to the New Yangon Facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of an unexpected slowdown of customer orders). Accordingly, the Company will be dependent on its current financial resources should unanticipated expenses arise. No assurance can be given that its current reserves will be sufficient.

As a result of its currently available working capital and based on its internal projections of revenues and expenses for the next year, the Company believes that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and its current cash balances.

Impact of Inflation

The average annual inflation rate in China was reported at approximately 2.8% in 2018 and 3.48% in Myanmar. However, the increase in the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. Despite the overall slowing of the growth of China’s economy, rising prices in the past few years in Shenzhen, China, have significantly increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, have caused the Company to increase its prices, and have resulted in the loss of some customers. The reported inflation rate in Myanmar has not negatively impacted the Company’s overall costs in Myanmar due to the depreciation in the value of the Myanmar Kyat currency.

In the fiscal year ended March 31, 2019, the Company generated approximately 76% of its revenues from sales of products that it manufactured at its facilities in Shenzhen, China; the balance of the Company’s net sales were generated from its Yangon, Myanmar, operations. The economy in China has grown significantly over the past 25 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, officially rose on average approximately 1.6% in 2017. However, wages in Shenzhen, China currently are significantly higher than they were a few years ago. Although the rate of increase in wages has slowed, according to China’s National Bureau of Statistics, the average workers’ wages throughout China rose an estimated 8.8% in 2018, 6.8% in 2017, 8.0% in 2016, 7.4% in 2015, and 9.8% in 2014. Despite the slowing economy in China, because of the growing shortage of workers, the overall average wage in Shenzhen is expected to continue to grow. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in lower cost developing countries and, unless the Company is able to either shift these higher wage jobs to the Company’s lower cost operations in Myanmar, or pass some of these increased costs on to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

Myanmar has experienced inflation during each of the past three years. Inflation in Myanmar was 10.0%, 6.8%, 5.1% and 3.48% in 2015, 2016, 2017 and 2018, respectively. The government of Myanmar has also recently introduced significant increases in the minimum wage in Myanmar. In May 2018, the minimum wage in Myanmar was raised by approximately 33%.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also transacts an increasing amount of business in the Myanmar Kyat. However, the Company’s current turnover in Kyat is still substantially less than in other currencies. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2019. During the period from March 31, 2018 to March 31, 2019, the value of the RMB compared to the U.S. dollar decreased by approximately 6.4%.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2019 compared to a year earlier. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the Kyat compared to the U.S. dollar was lower on March 31, 2019 compared to a year earlier. A decrease in the value of the Kyat compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the RMB compared to the U.S. dollar in fiscal 2019 decreased the Company’s costs in the fiscal year ended March 31, 2019. Currency fluctuations in the future may have material to affect the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. Most of the Company’s net sales in fiscal 2019 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has increasingly asked its European customers to pay in U.S. dollars, and in fiscal 2019, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

The fluctuation of the RMB/U.S. dollar and the Euro/U.S. dollar exchange rates have, for the past three years, resulted in currency exchange gains and losses. In fiscal 2019 and 2017, the Company realized a currency exchange losses of $8,000 and $19,000, respectively, whereas in fiscal 2018 the Company incurred a currency exchange gain of $63,000.

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

Trend Information

The primary trend during fiscal 2019 that is expected to continue in the current fiscal year is the increase in operating costs, particularly the cost of labor, in both China and Myanmar. In the current fiscal year ending March 31, 2020, the Company believes that it will continue to shift more of its assembly and manufacturing activities to Myanmar in order to offset increases in the operating costs (particularly the high cost of labor) and to address the shortage or workers in China. As a result of the decreased birth rate and the increased affluence of Chinese workers, lower wage factory workers are more difficult to find in China. To date, the Myanmar subsidiary has been able to lower the overall cost of some of the products that the Company manufactures for its clients. The Company estimates that as of March 31, 2019 and 2018, approximately 24% and 22% by revenues, respectively, were generated by its Myanmar subsidiary. Now that the Myanmar subsidiary will also commence manufacturing components, a portion of the Company’s component business will shift from Shenzhen to Yangon. As the operations of the Myanmar assembly facility are increased and further integrated with the Company’s operations in China, the Company expects that it will be able to maintain, and possibly reduce its overall manufacturing and assembly costs. By passing a substantial portion of the cost savings on to its customers, the Company believes it can better obtain/retain manufacturing orders that otherwise could move to low cost facilities in other developing countries (or even move back to Europe to be manufactured in highly automated facilities). However, labor and other expenses are expected to continue to rise in Shenzhen. The Company believes that material increases in the cost of labor in Myanmar are possible in the near future. Worker strikes in 2018 in Myanmar and government imposed wage increases in Yangon have increased costs in Myanmar. Although these increased costs to date have been mostly been offset by the depreciation in the value of the Kyat, a continuation of increased wages could make the future profitability of the Myanmar subsidiary uncertain.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2019 to March 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following summarizes the Company’s contractual obligations as of March 31, 2019:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2020	2021	2022	2023	2024 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Operating Leases	4,116	1,133	-	-	-	2,983
Purchase obligations	1,303	1,303	-	-	-	-
Total	5,419	2,436	-	-	-	2,983

Recent issued accounting standards not yet adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and associated ASUs related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognize assets and liabilities for leases, and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014 (Topic 606). The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted.

The ASU requires a modified retrospective transition approach, applying the new standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the effective date or (2) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. The Company has elected to apply the transition requirements on April 1, 2019, effective date rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Company has elected the package of practical expedients permitted under the transition guidance, which does not require a reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes.

The Company analyzed the impact of ASU 2016-02 across all lease arrangements to evaluate and implement the new standard. The Company is expected to meet the new accounting and disclosure requirements upon adoption on April 1, 2019. Based on the Company’s preliminary assessment, the Company expects to record a right-of-use asset of approximately $1,181.000 and a lease liability of approximately $231,000 in the consolidated balance sheets on the adoption date of April 1, 2019. The impact on the Company’s consolidated statements of operations and consolidated statements of cash flows is not expected to be material.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. The Company is considering adopting of the new guidance will not have an impact on the consolidated financial statement.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities, which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

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

Revenue Recognition

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on April 1, 2018, we recognize revenue when its customer obtains control of promised goods in an amount that reflects the consideration which we expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that we determine are within the scope of Topic 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. we adopted the ASU on April 1, 2018 for all revenue contracts with customers using the modified retrospective approach, while prior periods’ amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 605.

Product revenue recognition. Our revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical OEM and electric OEM products directly to other consumer electronics product manufacturers. we sell goods to the customer under sales contracts or by purchase orders. we has determined there to be one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. we has two major goods delivery channels, included:

(1) Delivering goods to customers’ predetermined location, we have satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by us; and

(2) Picking up goods by customers in our warehouse, we have satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers.

We did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the year ended March 31, 2019. Accordingly, the timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales. We have allocated the transaction price to each performance obligation based on the sales contracts and purchase orders.

We would request a deposit from customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days.

Return Rights. We does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. We presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. We incur expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2017, 2018 and 2019 amounted to $108,000, $57,000 and $77,000 respectively.

Principals vs. agent accounting. We record all product revenue on a gross basis. To determine whether we are agent or principal in the sale of products, we consider the following indicators: we are primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

Disaggregation of revenue. We disaggregate its revenue from different types of contracts with customers by principal product categories, as we believe it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. We did not recognize any revenue in the reporting period from performance obligation satisfied (or partially satisfied) during the year ended March 31, 2017 and 2018. See note 17 for product revenues by segment.

We have considered the adopting of new guidance have no impact on the consolidated financial statements. In periods prior to the adoption of Topic 606, our accounting policy was to recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

Impairment of goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company tests goodwill for impairment in March of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would be more likely than not reduce the fair value of the reporting unit below its carrying amount. Specifically, goodwill impairment is determined using a two-step process. Step 1 compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and step 2 will not be required. If the carrying amount of a reporting unit exceeds its fair value, step 2 compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in step 1 to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized in for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

The balance represented the carrying value of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”) and had an aggregate carrying amount of $77,000 as of year ended March 31, 2017 and 2018. During the year ended March 31, 2019, we have tested goodwill for impairment and estimated the fair value of Kayser Myanmar by using the income approach in step 1 of the impairment test. Based on the quantitative test, it was determined the fair value was more likely than not below its carrying amount. Management has identified several determinative events and factors, which has led to the above conclusion, included: (1) the financial result of Kayser Myanmar was below management’s expectations due to higher than expected supply chain cost and increased competition, (2) the fiscal year 2020 annual budget operating plan in March 31, 2019, which provided additional insights into expectations and priorities for the coming years, such as lower growth and margin expectations and (3) increased and prolonged economic and regulatory uncertainty in the global economics as of March 31, 2019. Management has compared the implied fair value of Kayser Myanmar’s goodwill to the carrying value of the goodwill which is step 2 of the two-step impairment test. An impairment loss was recognized for the excess in the carrying value of goodwill over the implied fair value of goodwill.

As a result of the two-step impairment test, we have recognized a $77,000 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation. No impairment expenses were recognized during the year ended March 31, 2017 and 2018.

Provision for doubtful receivables

Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. We review its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, we consider various factors, including the age of the balances, customer specific facts and economic conditions. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to its customers.

Provision for uncollectible loan receivable

Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by us to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principle and interest expected to be repaid as at expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. We established an allowance for uncollectible loan receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible loan receivables are written off when we have determined the balance will not be collected. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets.

Inventories written-down

Inventories are stated at the lower of cost determined by the first-in-first-out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions.

Impairment or disposal of long-lived assets

We review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the sum of the estimated undiscounted future cash flows and the eventual disposition. Management would estimate the future cash flow used to test the recoverability of the asset included the budgeted cash inflows less associated cash outflows, which are directly associated with the result of use. The estimation should exclude the interest charges which will be recognized as an expense when incurred. Management would consider all available evidence during the estimation process, to ensure the estimated budget would be the most possible outcomes. If the sum of the expected undiscounted cashflow were to be less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

During the year ended 2019, we have reviewed the long-lived assets for impairment, since there are serval indicative events and factors identified, including (1) significant adverse changes in the business climate, (2) current-period operating and cash flow losses, and (3) changes in production plan by shifting certain production lines from Shenzhen to Myanmar. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. We have recognized an impairment of long-lived assets amounted to $113,000 and $233,000 during the years ended March 31, 2018 and 2019. The impairment has been recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets. No impairment expenses have been recognized long-lived assets during the year ended March 31, 2017.

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 28, 2019 are listed below.

Name	Age	Positions
Roland W. Kohl	70	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	53	Chief Operating Officer
Alan Chan	55	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	72	Director
Uri Bernhard Oppenheimer (1) (2)	83	Director
Kevin Yang Kuang Yu	62	Director
Irene Wong Ping Yim (1)	53	Director
Brian Geary (2)	62	Director
George Leung Wing Chan (1)	66	Director

(1)	Current member of Audit Committee.

(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on September 10, 2019. At that meeting, the terms of one class of directors (consisting of Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2022 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2019 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. For over ten years, Ms Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms. Wong graduated from Deakin University with a master degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

Brian Geary. Mr. Geary was appointed to the Board of Directors in December 2005. Since 2009, Mr. Geary has been the President and owner of Stretch Forming Corporation, a metal forming technologies company. From 2002 until 2009, Mr. Geary was a director of LMI Aerospace, a public company that manufactures components, assemblies, and kits for the aerospace, defense, and technology industries. From 1978 until 2002, Mr. Geary was the President and owner Versaform Corp. and Versaform Canada, two companies that were sold to LMI Aerospace in 2002.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended on March 31, 2019 to all of the directors and officers listed above, as a group (nine people), for services rendered to the Company and its subsidiaries in all capacities was approximately $801,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s prior employment agreement expired in March 2019. Mr. Kohl has entered into a new employment agreement on substantially the same terms as the prior agreement, except that under his new agreement, his compensation will be reduced by one-half from his initial base salary following any fiscal quarter in which the Company has a net quarterly loss, which salary reduction will remain in effect until the Company has net income in any subsequent quarter. Accordingly, in the event that the Company has a quarterly loss, Mr. Kohl’s annual base salary for the following quarter will be reduced by one-half. The forfeited salary will not be recouped if/when the Company has a profitable fiscal quarter. As a result of the Company’s most recent quarterly loss, Mr. Kohl’s monthly salary currently is 50% of the prior rate. The lower salary will not be further reduced in subsequent quarters if the Company continues to incur net losses. Mr. Kohl, and the four other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Uri Bernhard Oppenheimer, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annual director’s fee of $12,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

Options of Directors and Senior Management

Since the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”), the Company has not granted any options to purchase Common Shares. As a result, as of March 31, 2019 none of the Company’s directors or executive officers owned any stock options.

For additional information regarding the share ownership in the Company by the Company’s directors, executive officers, and principal shareholders is set forth in Item 7, “Major Shareholders and Related Party Transactions,” below.

Under the 2010 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2019, no options or shares of restricted stock had been granted under the 2010 Option Plan.

At its regular meeting in June 2019, the Board decided to grant stock options and shares of restricted stock to members of the Board of Directors, to senior executive officers, and to key managers and employees at the Company’s Shenzhen and Yangon manufacturing facilities. The Board informed management that these options and shares of restricted stock will contain various vesting and other restrictions in order to incentivize and retain the grantees. Management has been instructed to make recommendations to the Compensation Committee regarding the allocation of these awards to key managers and to present the Compensation Committee with the forms of the option and restricted stock agreements that contain the restrictive provisions. The Compensation Committee intends to grants these options and restricted stock awards at its July 2019 meeting. Based on the Board’s recommendation, the Company currently anticipates that substantially all of the shares available under the 2010 Plan will be awarded in July 2019.

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

The Company generally holds its annual meeting of shareholders within 60-90 days after the filing of its Annual Report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this Annual Report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment. However, in the event of a change of control without the approval of the Board of Directors, Mr. Kohl, and the four other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary.

Audit Committee During fiscal 2019, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, George Leung Wing Chan, and Tiko Aharonov (Shlomo Tamir also served on the Audit Committee until his resignation on September 14, 2018). The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2019. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov (Shlomo Tamir served on the Compensation Committee until his resignation on September 14, 2018). The Compensation Committee administers the Company’s 2010 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

All of the Company’s directors (there currently are seven directors, six of whom are independent) participate in the selection of director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of the end of June 2019, the Company had a total of 141 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various wholly-owned subsidiaries. Of the foregoing workers and employees, 65 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 76 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

In addition to the employees hired by the Company (directly or through its wholly-owned subsidiaries), Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of 110 employees as of March 31, 2019.

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

Since January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company’s knowledge, none of the Company’s employees have joined labor unions or become a party to a collective bargaining agreement. In employers in China are required to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, reducing the Company’s workforce by 20% or more may occur only under specified circumstances. All of these new labor provisions have significantly increased the Company’s cost of labor and have restricted certain of the Company’s operating procedures. Partly in response to this labor law, the Company has been gradually reducing its workforce in China by moving some of the manual labor jobs to its Myanmar facility and by increasing the amount of automation used in its manufacturing processes.

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

Myanmar allows its employees to unionize. However, none of the employees currently employed at the Myanmar facility belong to a union. As in China, many of the workers at the Company’s Myanmar facility are seasonal workers who frequently change jobs. As a result, Kayser Myanmar typically only has a short-term relationship with these employees.

Share Ownership

The share ownership of the Company’s officers and directors is listed under Item 7 of this Annual Report.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 28, 2019, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned	Percent Beneficial Owned(**)
Roland W. Kohl	614,067)	16.2%
Tiko Aharonov	235,000	6.2%
Ringo Tsang	-	-
George Leung Wing Chan	3,000	*
Brian Geary	11,172	*
Irene Wong Ping Yim	3,000	*
Kevin Yang Kuang Yu	11,224	*
Uri Bernhard Oppenheimer	18,000	*
Alan Chan	-	-

*	Less than 1%.

**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

As of June 28, 2019, the Company had 40 record holders, of whom 26 were residents of the United States. Excluding shares held in street name, the U.S. resident shareholders own 15,300 Common Shares. To the Company’s knowledge, foreign record holders own 364,190 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 36% of the Company’s outstanding shares are owned by foreign shareholders. David Tamir, one of the co-founders of the Company and the owner or 359,830 shares died in 2018. The Company believes that all, or a substantial portion of his shares have been sold by Mr. Tamir’s estate. Other than the foregoing sale of Mr. Tamir’s shares, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2019. However, as described elsewhere in this Annual Report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Myanmar in those interactions.

Item 8.	Financial Information.

A. Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C. Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company made four dividend payments in the fiscal year ended March 31, 2019 (dividends of $0.10, $0.10, $0.10 and $0.05 per share). However, the Company has not declared or paid a dividend in the current fiscal year, and no assurance can be given that the Company will pay a dividend this year.

Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Furthermore, since the payment of dividends is at the discretion of the Board, no assurance can be given that the Company will pay any dividends in the future even if the Company has a profitable year or is otherwise capable of doing so.

D. Legal Proceedings.

The Company may occasionally become subject to legal proceedings and claims that arise in the ordinary course of its business. However, the Company is not currently subject to any pending legal proceedings that involve amounts that are material to the Company’s financial condition.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 28, 2019, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $2.80 per share. As of June 28, 2019, there were 40 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of both March 31, 2019 and June 28, 2019, there were 3,801,874 Common Shares outstanding; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2019 and June 28, 2019, no options or warrants to purchase Common Shares were outstanding.

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

The Company conducts all of its manufacturing and assembly operations through its PRC operating subsidiary and through its majority-owned Myanmar subsidiary. The financial performance and position of the PRC subsidiary are measured in terms of Renminbi, and all of the operations of the Myanmar subsidiary are denominated in Kyat. All of the Company’s costs of manufacturing in the PRC, including its labor costs, are incurred, and paid, in Renminbi, and all costs in Myanmar are paid in Kyat. Any appreciation in the value of the renminbi or Kyat against the U.S. dollar would consequently have an adverse effect on the Company’s operating costs and on its financial performance when measured in terms of U.S. dollars.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2019. Because the Company had cash and cash equivalents of $8,827,000 available as of March 31, 2019 and no interest bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2019.

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

Sheung Shui

New Territories, Hong Kong

Attn: Chief Financial Officer

16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years in the period ended March 31, 2019, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal years ended March 31, 2019 and 2018.

	2019	2018
Audit Fees (1)	$251,000	$257,000
Tax Fees (2)	-	-
Total	$251,000	$257,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax Fees include fees for the preparation of tax returns.

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

16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.2	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.3	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.4	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.5	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.6	Lease Agreement, dated March 29, 2019, between Kayser Myanmar Manufacturing Company Ltd. and Konig Company Limited (incorporated by reference to the registrant’s Annual Report on Form 6-K filed on May 24, 2019).

4.7	Long Cheng Industrial Zone General Estate Rental Supplementary Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective January 1, 2019*#

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

101	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2018 and 2019; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2017, 2018 and 2019; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

*	Filed herewith

#	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

Date: July 2, 2019	By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For the years ended March 31, 2017, 2018 and 2019

Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

July 2, 2019

We have served as the Group’s auditor since 2011.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2017	2018	2019
	$	$	$

Revenue from contracts with customers	19,603	19,166	14,277
Cost of sales	(14,033)	(12,424)	(10,697)

Gross profit	5,570	6,742	3,580
Selling, general and administrative expenses	(4,809)	(4,804)	(4,335)

Operating income (loss)	761	1,938	(755)

Non-operating income (expense):
Exchange (loss) gain, net	(19)	63	(8)
Interest income	8	16	33
Other income	11	5	8
Gain on disposal of property, plant and equipment	-	50	28

Total non-operating income	-	134	61

Income (loss) before income taxes	761	2,072	(694)
Income taxes (note 3)	(236)	(512)	26

Net income (loss)	525	1,560	(668)
Net (profit) loss attributable to non-controlling interests	2	(10)	38

Net income (loss) attributable to Highway Holdings Limited’s shareholders	527	1,550	(630)

Net income (loss) per share:
- basic	0.14	0.41	(0.17)

- diluted	0.14	0.41	(0.17)

Weighted average number of shares outstanding:
- basic	3,801,874	3,801,874	3,801,874

- diluted	3,801,874	3,801,874	3,801,874

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2017	2018	2019
	$	$	$

Net income (loss)	525	1,560	(668)
Other comprehensive (loss) income, net of tax:	(102)	136	(35)
Change in cumulative foreign currency translation adjustment

Comprehensive income (loss)	423	1,696	(703)
Comprehensive loss (income) attributable to non-controlling interest	2	(10)	38

Comprehensive income (loss) attributable to Highway Holdings Limited’s shareholders	425	1,686	(665)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2018	2019
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	11,267	8,827
Accounts receivable, net (note 5)	2,223	2,264
Inventories, net (note 6)	2,933	1,539
Prepaid expenses and other current assets (note 7)	749	722

Total current assets	17,172	13,352
Goodwill, net	77	-
Property, plant and equipment, net (note 8)	770	886
Long-term deposits	111	66
Long-term loan receivable	-	75
Long-term rental prepayment (note 9)	-	871
Investments in equity method investees (note 10)	-	-

TOTAL ASSETS	18,130	15,250

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	900	1,161
Accrued expenses and other current liabilities (note 11)	3,982	2,989
Income tax payable	803	602
Dividend payable	623	329

Total current liabilities	6,308	5,081
Deferred income taxes (note 3)	32	32

Total liabilities	6,340	5,113

Commitments and contingencies (note 12)

Shareholders’ equity:
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,801,874 shares as of March 31, 2018, 2019, issued and outstanding)	38	38
Additional paid-in capital	11,370	11,370
Retained profits	347	(1,233)
Treasury shares, at cost - 5,049 shares as of March 31, 2018 and 2019 (note 13)	(14)	(14)
Accumulated other comprehensive loss	-	(35)

Total Highway Holdings shareholder’s equity	11,741	10,126

Non-controlling interest	49	11

Total Equity	11,790	10,137

TOTAL LIABILITIES AND EQUITY	18,130	15,250

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
							Total
							Highway
	Common shares,				Accumulated		Holdings
	issued and		Additional		other	Treasury	Limited’s	Non-
	outstanding		paid-in	Retained	comprehensive	shares,	Shareholders’	controlling	Total
	Shares	Amount	capital	profits	losses	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2016	3,802	38	11,370	512	(34)	(14)	11,872	62	11,934
Net income	-	-	-	527	-	-	527	(2)	525
Cash dividends ($0.27 per share)	-	-	-	(1,026)	-	-	(1,026)	-	(1,026)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	(21)	(21)
Translation adjustments	-	-	-	-	(102)	-	(102)	-	(102)

As of March 31, 2017	3,802	38	11,370	13	(136)	(14)	11,271	39	11,310
Net income	-	-	-	1,550	-	-	1,550	10	1,560
Cash dividends ($0.32 per share)	-	-	-	(1,216)	-	-	(1,216)	-	(1,216)
Translation adjustments	-	-	-	-	136	-	136	-	136

As of March 31, 2018	3,802	38	11,370	347	-	(14)	11,741	49	11,790
Net loss	-	-	-	(630)	-	-	(630)	(38)	(668)
Cash dividends ($0.25 per share)	-	-	-	(950)	-	-	(950)	-	(950)
Translation adjustments	-	-	-	-	(35)	-	(35)	-	(35)

As of March 31, 2019	3,802	38	11,370	(1,233)	(35)	(14)	10,126	11	10,137

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2017	2018	2019
	$	$	$
Cash flows from operating activities:
Net income (loss)	525	1,560	(668)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	266	319	261
Impairment of goodwill	-	-	77
Write-down (reverse of write down) for doubtful receivables	60	(66)	-
Write-down of inventories	41	45	419
Write-down of property, plant and equipment	-	113	233
Gain on disposal of property, plant and equipment	-	(50)	(28)
Changes in operating assets and liabilities:
Accounts receivable	858	1,246	(41)
Inventories	(834)	(580)	878
Prepaid expenses and other current assets	286	17	8
Accounts payable	1,040	(1,507)	270
Accrued expenses and other current liabilities	99	852	(850)
Income tax payable	(121)	439	(170)
Long-term rental prepayment	-	-	(871)
Long-term deposits	4	-	45

Net cash provided by (used in) operating activities	2,224	2,388	(437)

Cash flows from investing activities:
Purchase of property, plant and equipment	(197)	(271)	(695)
Payment of long-term loan receivable	-	-	(75)
Proceeds from disposal of property, plant and equipment	-	129	34

Net cash used in investing activities	(197)	(142)	(736)

Cash flows from financing activities:
Acquisition of additional interests in a subsidiary	(9)	-	-
Cash dividends paid	(1,126)	(1,031)	(1,244)

Net cash used in financing activities	(1,135)	(1,031)	(1,244)

Net increase (decrease) in cash and cash equivalents	892	1,215	(2,417)
Cash and cash equivalents at the beginning of year	9,140	10,028	11,267
Effect of exchange rate changes on cash and cash equivalents	(4)	24	(23)

Cash and cash equivalents at the end of year	10,028	11,267	8,827

Supplemental disclosure of cash flow information:
Income taxes	350	35	144

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

(b) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included valuation of goodwill, allowance for doubtful receivables, loan receivables valuation assessment, inventories impairment assessment, property, plant and equipment impairment assessment, and the valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

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

(e) Accounts receivable - Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balances, customer specific facts and economic conditions. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principle and interest expected to be repaid as at expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The Group establishes an allowance for uncollectible loan receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible loan receivables are written off when the Group has determined the balance will not be collected. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets.

(g) Inventories - Inventories are stated at the lower of cost determined by the first-in-first-out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Goodwill - Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company tests goodwill for impairment in March of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would be more likely than not reduce the fair value of the reporting unit below its carrying amount. Specifically, goodwill impairment is determined using a two-step process. Step 1 compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and step 2 will not be required. If the carrying amount of a reporting unit exceeds its fair value, step 2 compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in step 1 to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized in for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

The gross amount of goodwill and accumulated impairment losses as of March 31, 2018 and 2019 are as follows:

Kayser Myanmar
$

Gross as of April 1, 2017, March 31, 2018 and 2019	77

Accumulated impairment loss as of April 1, 2017 and March 31, 2018	-

Impairment losses during the year ended March 31, 2019	(77)

Accumulated impairment loss as at March 31, 2019	(77)

Net as of March 31, 2018	77

Net as of March 31, 2019	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Goodwill - continued - The balance represented the carrying value of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”) and had an aggregate carrying amount of $77 as of year ended March 31, 2017 and 2018. During the year ended March 31, 2019, the Group has tested goodwill for impairment and estimated the fair value of Kayser Myanmar by using the income approach in step 1 of the impairment test. Based on the quantitative test, it was determined the fair value was more likely than not below its carrying amount. Management has identified several determinative events and factors, which has led to the above conclusion, included: (1) the financial result of Kayser Myanmar was below management’s expectations due to higher than expected supply chain cost and increased competition, (2) the fiscal year 2020 annual budget operating plan in March 31, 2019, which provided additional insights into expectations and priorities for the coming years, such as lower growth and margin expectations and (3) increased and prolonged economic and regulatory uncertainty in the global economics as of March 31, 2019. Management has compared the implied fair value of Kayser Myanmar’s goodwill to the carrying value of the goodwill which is step 2 of the two-step impairment test. An impairment loss was recognized for the excess in the carrying value of goodwill over the implied fair value of goodwill.

As a result of the two-step impairment test, the Group has recognized a $77 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation. No impairment expenses were recognized during the year ended March 31, 2017 and 2018.

(i) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment, shorter of the lease term or the estimated useful life for leasehold improvements and 2 to 5 years for other property, plant and equipment.

(j) Impairment or disposal of long-lived assets (other than goodwill) - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the sum of the estimated undiscounted future cash flows and the eventual disposition. Management would estimate the future cash flow used to test the recoverability of the asset included the budgeted cash inflows less associated cash outflows, which are directly associated with the result of use. The estimation should exclude the interest charges which will be recognized as an expense when incurred. Management would consider all available evidence during the estimation process, to ensure the estimated budget would be the most possible outcomes. If the sum of the expected undiscounted cashflow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j) Impairment or disposal of long-lived assets (other than goodwill) - continued - During the year ended 2019, the Group has reviewed the long-lived assets for impairment, since there are serval indicative events and factors identified, including (1) significant adverse changes in the business climate, (2) current-period operating and cash flow losses, and (3) changes in production plan by shifting certain production lines from Shenzhen to Myanmar. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. The Group has recognized an impairment of long-lived assets amounted to $113 and $233 during the years ended March 31, 2018 and 2019. The impairment has been recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets. No impairment expenses have been recognized long-lived assets during the year ended March 31, 2017.

(k) Concentration of credit risk - Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, and other receivables and prepayments. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances. The Group establishes an allowance for doubtful receivables based upon estimates, factors surrounding the credit risk of specific customers and other information. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(l) Revenue recognition - Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on April 1, 2018, the Group recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Group expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Group determines are within the scope of Topic 606, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group adopted the ASU on April 1, 2018 for all revenue contracts with customers using the modified retrospective approach, while prior periods’ amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 605.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Revenue recognition - continued

Product revenue recognition

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical OEM and electric OEM products directly to other consumer electronics product manufacturers. The Group sell goods to the customer under sales contracts or by purchase orders. The Group has determined there to be one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. The Group has two major goods delivery channels, included:

(1) Delivering goods to customers’ predetermined location, the Group has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Group; and

(2) Picking up goods by customers in the Group warehouse, the Group has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers.

The Group did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the year ended March 31, 2019. Accordingly, the timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales. The Group has allocated the transaction price to each performance obligation based on the sales contracts and purchase orders.

The Group would request a deposit from customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days.

Return Rights

The Group does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. The Group did not recognize for any refund liability according to the product return on the consolidated balance sheets.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Revenue recognition - continued

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2017, 2018 and 2019 amounted to $108, $57 and $77 respectively.

Principals vs. agent accounting

The Group records all product revenue on a gross basis. To determine whether the Group is an agent or principal in the sale of products, the Group considers the following indicators: the Group is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

Disaggregation of revenue

The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The Group did not recognize any revenue in the reporting period from performance obligation satisfied (or partially satisfied) during the year ended March 31, 2017 and 2018. See note 17 for product revenues by segment.

Contract balances

The Group did not recognize any contract asset as of April 1, 2018 and March 31, 2019. The timing between the recognition of revenue and receipt of payment is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of April 1, 2018 and March 31, 2019, the balances of the contract liabilities are $17 and $25, including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2019 were recognized as revenue during the year ended March 31, 2019 and the all contract liabilities as of year ended March 31, 2019 are expected to be realized in the following year. As of April 1, 2019, the adoption of Topic 606 was no impact on the Group’s consolidation position.

The Group has considered the adopting of new guidance have no impact on the consolidated financial statements. In periods prior to the adoption of Topic 606, the Group’s accounting policy was to recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Staff retirement plan costs - The Group’s costs related to the staff retirement plans (see note 16) are charged to the consolidated statement of operations as incurred.

(n) Foreign currency translations and transactions - The functional and reporting currency of the Company is the United States Dollars (“U.S. dollars”). All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates on that date. Exchange differences are recorded in the consolidated statements of operations.

The books and records of the Company’s major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars, Myanmar kyat and Renminbi, which are also their respective functional currencies. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(o) Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

(q) Net income (loss) per share - Basic net income (loss) per share is computed by dividing net income (loss) attributable to the Company by the weighted average number of common shares outstanding during the year. Diluted net income (loss) attributable to the Company per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Comprehensive (loss) income - Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax.

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2018 and 2019. As of March 31, 2018 and 2019, the Group did not have any non-financial assets and liabilities that were recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Group have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments.

(t) Non-controlling interest - Non-controlling interests have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Accounting standards issued but not adopted as of March 31, 2019 - In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and associated ASUs related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognize assets and liabilities for leases, and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014 (Topic 606). The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted.

The ASU requires a modified retrospective transition approach, applying the new standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the effective date or (2) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. The Group has elected to apply the transition requirements on April 1, 2019, effective date rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Group has elected the package of practical expedients permitted under the transition guidance, which does not require a reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Group will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes.

The Group analyzed the impact of ASU 2016-02 across all lease arrangements to evaluate and implement the new standard. The Group are expected to meet the new accounting and disclosure requirements upon adoption on April 1, 2019. Based on the Company’s preliminary assessment, the Company expects to record a right-of-use asset of approximately $1,181 and a lease liability of approximately $231 in the consolidated balance sheets on the adoption date of April 1, 2019. The impact on the Group’s consolidated statements of operations and consolidated statements of cash flows is not expected to be material.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Accounting standards issued but not adopted as of March 31, 2019 - continued - In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. The Group is considering adopting of the new guidance will not have an impact on the consolidated financial statement.

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Accounting standards issued but not adopted as of March 31, 2019 - continued - In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Group is currently evaluating the impact of adopting this guidance.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities, which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Group is currently evaluating the impact of adopting this guidance.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2017, 2018 and 2019.

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

As of March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million (equivalent to $257) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, starting from the current year, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The Group has selected Kayser Limited (“Kayser”) as the qualified entity under two-tiered profit tax rates regime and the remaining Hong Kong based subsidiaries are not qualifying under the regime and continue to be taxed at 16.5%.

Nissin PRC, which is established and operated in China, is subject to the uniform income tax rate of 25% in China.

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2017, 2018 and 2019. However, Kayser Myanmar enjoyed a tax exemption for the period through the end of December 31, 2017 and was subjected to an income tax rate of 25% starting from January 1, 2018 onward.

The components of income before income (loss) taxes are as follows:

	Year ended March 31,
	2017	2018	2019
	$	$	$

Hong Kong	513	955	(850)
China	248	1,060	398
Myanmar	-	57	(242)
	761	2,072	(694)

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2017	2018	2019
	$	$	$
Hong Kong
Current tax	103	156	4
Overprovision in prior year	-	-	(30)

China
Current tax	133	356	-
Total	236	512	(26)

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to profit before income taxes, the actual provision for income taxes is as follows:

	Year ended March 31,
	2017	2018	2019
	%	%	%
Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	15.2	2.1	3.3
Changes in valuation allowances	(5.9)	(1.4)	(0.4)
Overprovision of profits tax in prior year	(0.5)	(2.1)	4.3
Effect of different tax rate of subsidiaries operating in other jurisdictions	2.8	4.3	(1.9)
Tax effect of tax losses not recognized	1.1	0.0	(30.0)
Utilization of tax losses previously not recognized	(7.1)	(1.0)	12.7
Others	8.9	6.2	(0.8)
Effective tax rate	31.0	24.6	3.7

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax assets (liabilities) are as follows:

	As of March 31,
	2018	2019
	$	$
Deferred tax liability:
Property, plant and equipment	32	32

Deferred tax asset:
Tax loss carryforwards	(474)	(594)
Deferred deductible expenses	(74)	(74)
Valuation allowance	548	668
Total net deferred tax asset	-	-
Net deferred tax liability	32	32

Movement of valuation allowances are as follows:

	Year ended March 31,
	2017	2018	2019
	$	$	$
At the beginning of the year	612	567	548
Current year (reduction) addition	(45)	(19)	120
At the end of the year	567	548	668

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2018 and 2019, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2018 and 2019, tax losses amounting to approximately $2,874 and $3,424. As of March 31, 2019, the tax losses carried forward of $99 and $242, are to expire during the year ending March 31, 2022 and 2024, respectively. As of March 31, 2018 and 2019, the other tax losses carried forward of $2,874 and $3,083, respectively may be carried forward indefinitely.

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Uncertainties exist with respect to how China’s current income tax law applies to the Group’s overall operations, and more specifically, with regard to tax residency status. China’s Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of China will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occur within China. The Company does not believe that its legal entities organized outside of China should be treated as residents for the EIT Law’s purposes. Substantially, the Company’s overall management and business operation are located outside China. The Company does not expect any significant adverse impact on the Company’s consolidated results of operations.

The Group has made its assessment of the level of the tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it was concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements.

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2018 and 2019, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2008 to 2019 remain subject to examination by the Hong Kong tax authority.

4.	CASH AND CASH EQUIVALENTS

 Cash and cash equivalents consisted of the following:

	As of March 31,
	2018	2019
	$	$

Cash on hand	2	1
Bank deposits	9,347	6,874
Short term investments	1,918	1,952
	11,267	8,827

Short term investments are highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less.

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2018	2019
	$	$

Accounts receivable	2,223	2,264
Allowances for doubtful receivables	-	-
	2,223	2,264

Details of the movements of the allowances for doubtful receivables are as follows:

	Year ended March 31,
	2017	2018	2019
	$	$	$

At beginning of year	6	66	-
Write-down (reversal) for the year	60	(66)	-
At end of year	66	-	-

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2018	2019
	$	$

Raw materials	2,112	1,200
Work in progress	116	40
Finished goods	705	299
	2,933	1,539

Slow moving inventories amounting to $41, $45 and $419 were written off during the years ended March 31, 2017, 2018 and 2019, respectively.

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2018	2019
	$	$

Prepaid expenses	214	137
Short-term rental prepayment	-	79
Payment in advance	67	110
Deposit	399	373
Other	69	23
	749	722

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2018	2019
	$	$
At cost:
Machinery and equipment	12,482	12,284
Furniture and fixtures	443	464
Leasehold improvements	517	1,044
Motor vehicles	153	153
Total	13,595	13,945
Less: Accumulated depreciation and impairment	(12,825)	(13,059)
Property, plant and equipment, net	770	886

Depreciation expense incurred for the years ended March 31, 2017, 2018 and 2019 were $266, $319 and $261, respectively.

Impairment of property, plant and equipment amounting to $nil, $113 and $233 occurred during the years ended March 31, 2017, 2018 and 2019, respectively.

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

9.	LONG-TERM RENTAL PREPAYMENT

The amount represented prepaid rental to Konig Company Limited (“Konig Company”), a Myanmar Company, which is owned by a non-controlling interest of Kayser Myanmar (owns a 16% interest in Kayser Myanmar). On March 29, 2019, Kayser Myanmar and Konig Company have entered into a 50-year rental agreement for a manufacturing complex in Yangon, Myanmar (the “New Facility”). Kayser Myanmar’s operations will be conducted at this new factory after the agreement commencing from April 1, 2019.

The lease for the New Facility has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $6.5 per month).

Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments. Rental prepayment for $79 has been classified as current portion, which is expected to be utilized within twelve months. The remaining $871 has been classified as long-term rental prepayment, which is expected to be utilized after twelve months period.

10.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2018 and 2019 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2018	2019
	$	$
The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)

Investments in equity investees reported in the consolidated balance sheets	-	-

As of December 31, 2018 and 2019, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive in, and the investment was fully impaired as of March 31, 2018 and 2019.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2018	2019
	$	$

Accrued payroll	620	822
Accrued housing allowance	548	294
Accrued other social benefit	1,792	1,087
Deposits received from customers	17	25
Unbilled purchases from suppliers	238	35
Accrued audit fee	257	251
Others	510	475
	3,982	2,989

Accrued other social benefit represented the provision of employment termination payments based on management approved a restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2019. The provision amount is reasonably estimated based on China’s labor laws and management estimation of acceptance rate.

12.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases premises under various operating leases that do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,145, $1,281 and $1,255 for the years ended March 31, 2017, 2018 and 2019, respectively.

As of March 31, 2019, the Group is committed under operating leases requiring minimum lease payments as follows:

$
Year ending March 31,
2020	1,133
2021	-
2022	-
2023	-
2024	-
Thereafter	2,983

Total minimum lease payment	4,116

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES - continued

(b)	As of March 31, 2018 and 2019, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment of $20 and $nil, respectively.

13.	TREASURY STOCK

as of March 31, 2018 and 2019, 5,049 shares were held in treasury and were not eligible to vote.

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

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

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2018 and 2019 are as follows:

	Percentage of
	accounts receivable
	2018	2019
	%	%

Customer A	54.9	61.1
Customer B	9.0	10.2
Customer C	9.0	6.9

Three largest receivable balances	72.9	78.2

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group’s sales are made to four customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2017, 2018 and 2019 are as follows:

	Year ended March 31,
	2017	2018	2019
	%	%	%

Customer A (note a)	46.0	51.4	47.7
Customer B (note a)	10.7	15.8	18.0
Customer C (note b)	11.6	10.8	11.2
Customer D (note b)	11.0	N/A	N/A
	79.3	78.0	76.9

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.

15.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for years indicated:

	Year ended March 31,
	2017	2018	2019
	$	$	$
Net income (loss) attributable to Highway Holdings Limited’s shareholders, basic and diluted	527	1,550	(630)

Shares:
Weighted average common shares used in computing basic net income per share	3,801,874	3,801,874	3,801,874

Net income (loss) per share, basic	0.14	0.41	(0.17)

No share option is outstanding for the years ended March 31, 2017, 2018 and 2019.

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

The Group’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong and China amounted to $227, $242 and $114 for the years ended March 31, 2017, 2018 and 2019, respectively.

17.	SEGMENT INFORMATION

The Group’s chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Group operates in two segments, Metal stamping and mechanical OEM segment and Electric OEM segment. The Metal stamping and mechanical OEM segment focus on manufacturing and sale of metal parts and components. The Electric OEM segment focuses on manufacturing and sale of plastic and electronic parts and components. Corporate represented expenses that are not allocated to reportable segments and other corporate items.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	SEGMENT INFORMATION - continued

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2017	2018	2019
	$	$	$
Revenue from contracts with customers:
Metal stamping and Mechanical OEM	8,323	9,638	7,717
Electric OEM	11,280	9,528	6,560
Total revenue from contracts with customers	19,603	19,166	14,277
Operating income (loss):
Metal stamping and Mechanical OEM	267	955	(405)
Electric OEM	646	1,123	(250)
Corporate	(152)	(140)	(100)
Total operating income (loss)	761	1,938	(755)
Depreciation expense:
Metal stamping and Mechanical OEM	107	160	133
Electric OEM	159	159	128
Total depreciation	266	319	261
Capital expenditure:
Metal stamping and Mechanical OEM	88	136	398
Electric OEM	109	135	297
Total capital expenditure	197	271	695

	As of March 31,
	2018	2019
	$	$
Total assets:
Metal stamping and Mechanical OEM	8,402	8,084
Electric OEM	9,535	7,000
Corporate	193	166
Total assets	18,130	15,250

 HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	SEGMENT INFORMATION - continued

	As of March 31,
	2018	2019
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	391	513
Electric OEM	379	373
Total property, plant and equipment, net	770	886

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2017	2018	2019
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	4,700	4,086	2,794
Europe	14,037	14,446	10,901
Other Asian countries	31	46	128
North America	835	588	454
Total revenue from contracts with customers	19,603	19,166	14,277

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2018	2019
	$	$
Property, plant and equipment, net:
Hong Kong and China	581	147
Myanmar	189	739
Total property, plant and equipment, net	770	886

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	RELATED PARTY TRANSACTION

There is no material related party transaction for the years ended March 31, 2017, 2018 and 2019.

19.	SUBSEQUENT EVENT

The Group has evaluated events from the year ended March 31, 2019 through the date the financial statements were issued. There were no subsequent events that need disclosure.

* * * * * *