Form 20-F
period 2020-03-31
HIGHWAY HOLDINGS LTD
filed 2020-08-17
CIK 1026785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,971,825 Common Shares were outstanding as of March 31, 2020.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

i

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the operation of its manufacturing and assembly facilities at its new Myanmar factory;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar that affect the Company, including inflation, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general;

●	the impact of the novel coronavirus, COVID-19, on the business and operations of both the Company and on the Company’s customers; and

●	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 2, include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

The Company’s historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2020 and the balance sheet data as of March 31, 2019 and 2020 are derived from the Company’s consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2016 and 2017 and the balance sheet data as of March 31, 2016, 2017 and 2018 were derived from the Company’s consolidated financial statements, which are not included in this Annual Report. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and “Operating and Financial Review and Prospects” included as Item 5 in this report.

Selected Consolidated Financial Information

(In thousands, except for per share data):

	2016	2017	2018	2019	2020
Statement of Operations
Net sales	$22,935	$19,603	$19,166	$14,277	$12,558
Gross profit	5,928	5,570	6,742	3,580	4,153
Operating income/(loss)	1,516	761	1,938	(755)	747
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	1,251	527	1,550	(630)	686
Per share amounts
Net income/(loss)-basic	$0.33	$0.14	$0.41	$(0.17)	$0.18
Net income/(loss)-diluted	0.33	0.14	0.41	(0.17)	0.18
Dividend declared(1)	0.40	0.27	0.32	0.25	0.08
Weighted average number of shares:
Basic	3,802	3,802	3,802	3,802	3,910
Diluted	3,802	3,802	3,802	3,802	3,910
Dividend declared(1)	$1,521	$1,026	$1,216	$950	$319

Balance Sheet Data
Property, plant and equipment, net	$1,121	$954	$770	$886	$878
Working capital	10,657	10,200	10,864	8,271	8,235
Total assets	17,039	17,552	18,130	15,250	18,169
Common shares	38	38	38	38	40
Total equity	11,934	11,310	11,790	10,137	10,918
Common shares issued and outstanding	3,802	3,802	3,802	3,802	3,972

(1)	Represents dividends declared during the fiscal year and not necessarily the payment date (dividends declared in one fiscal year may have been be paid to shareholders in the subsequent fiscal year).

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

Risks Related To Doing Business In China And Myanmar.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen In Particular, Have Significantly Increased The Costs And Burdens Of Doing Business And Could Continue To Negatively Impact The Company’s Operations And Profitability. In the past, foreign owned enterprises, such as the Company and its subsidiaries, have established manufacturing/assembly facilities in China because of China’s lower labor costs, lower facilities costs, less stringent regulations, and certain other benefits provided to foreign entities. As described elsewhere in this Annual Report, these benefits are no longer available to most companies operating in Shenzhen, including in particular foreign-owned entities. In fact, the costs and burdens on foreign owned companies appear to be significantly greater than on local Chinese-owned companies. The cost of operating a manufacturing business in Shenzhen have increased significantly recently, including in particular rent and the cost of labor, and the amount of governmental inspections and intrusion have further significantly increased the costs and burdens of operating in China. For example, the Company estimates that there have been over 100 inspections at the Shenzhen facility during the past year, most of which were unwarranted or frivolous and many of which resulted in the Company having to make costly adjustments to operating practices. These factors have significantly increased the cost of doing business in China in the past few years. As a result of the cost increases, the Company has attempted to increase the prices it charged to its customers for products emanating from its Shenzhen, China facilities, but has mostly been unable to do so. The Company offered its customers lower prices if the products could be produced at the Company’s Myanmar facilities, but most customers initially resisted. The initial refusal by some customers to allow production to be moved to Myanmar has resulted in lower sales by both the customers and the Company. Some of these customers have also decided to source their products from other original equipment manufacturers (“OEMs”) that have a lower cost structure than the Company has. The foregoing factors have adversely affected the Company’s net sales and gross margins and may continue to do so in the future. While the Company is trying to offset the increasing costs and burdens of doing business in China (primarily by increasing automation and moving labor-intensive activities to Myanmar), no assurance can be given that in the longer term the Company will be able to continue to operate in China and/or remain viable under the new and evolving business or regulatory conditions in China.

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

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. These political and economic issues have resulted in tariffs being imposed by both China and the U.S. and have resulted in the imposition of restrictions on the import/export of certain products. Although the Company’s sales to the U.S. are not substantial, and the Company does not import raw materials from the U.S., these actions could increase the costs of manufacturing or otherwise interfere with the Company’s operations in China. These disruptions of the trade relations with the U.S. could have a material adverse effect on the Company’s future business. While the current trade disputes with China to date have not directly materially affected the Company’s business, no assurance can be given that these and any other future controversies will not negatively affect the Company’s business and operations in China. In addition to the impact that the trade dispute may have on the Company’s business, the political and trade friction between the U.S. and China could adversely affect the prevailing market price for the Company’s Common Shares. The Company, whose shares are publicly listed on the U.S. Nasdaq stock market, could be perceived in China to be an American company and, as such, could face persecution in various forms from the government. Similarly, because the Company operates in Shenzhen, China, the Company could be perceived to be a Chinese company by U.S. investors, These trade or political disputes between the U.S. and China could affect U.S. investors’ perception of China-based manufacturing companies listed on U.S. stock markets, which could adversely affect the Company’s stock price.

Increased Wages And The Other Costs Of Labor in China Have a Material Negative Impact The Company’s Operations And Continue to Increase Its Operating Costs. Wages in China in general, and in Shenzhen in particular, have significantly increased during the past few years. Increases in wages has also resulted in increases in employer contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These increases in the cost of labor will continue to increase the Company’s operating costs, will reduce the Company’s gross margins, and may continue to result in the loss of customers who may seek, and are able to obtain, comparable products and services in lower-cost regions of the world or from certain local Chinese companies that receive governmental support of subsidies. During the past few fiscal years, some of the Company’s larger customers have been unwilling to pay the higher prices that the Company had to charge in response to higher cost of operations and, accordingly, the Company’s new sales have decreased. Future increases in the Company’s costs and in the prices that it charges its customers may result the loss of additional customers and in the loss of revenues, which could affect the Company’s financial results.

The Company May Be Subject To Significant Employee Termination Payment Obligations In China. Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company has been reducing the amount of this potential liability by not replacing employees who resign or otherwise leave, any mass layoff could trigger the sudden payment of the entire severance payment obligation. For example, if the Company were forced to change the location of its Shenzhen factory, under the applicable regulations all employees would be deemed to be terminated, and the Company would have to pay out the entire accrued severance liability. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2020, the Company accrued $1,167,000 of severance liabilities), the payment of these accrued amounts could result in a significant decrease in the Company’s cash reserves.

The Company’s Shenzhen, China, Leases Could Subject the Company To Substantial Future Risks and Costs. The Company’s engineering, research and development, and its automated manufacturing facilities are currently still located in Long Hua, Shenzhen, China. The Company recently extended its leases for this facility until February 28, 2023. As part of the lease extension, the landlord required the Company to make permanent improvements to the buildings at the Company’s expense. The landlord was able to extract these changes because it knows that the Company is unable to move its factory to another location without incurring significant expense and other difficulties. If the Company were to move its facilities to another location in Shenzhen, or elsewhere in China, the Company would have to pay all of the accrued employee severance obligations. See, “Risk Factors--The Company May Be Subject To Significant Employee Termination Payment Obligations In China”, above. In addition, the Company would have difficulty re-hiring many of its key employees, and those that it could re-hire would demand higher wages. As result, the Company could be subject to future demands by the landlord, and any renewal of the lease in three years could be at a substantially higher cost.

The Company Faces Risks From Its Expanded Operations In Myanmar. In response to increased costs and burdens of operating in China, and in order to partially insulate the Company’s manufacturing operations from the effects of the U.S./China trade and political disputes, the Company has decided to move most of the Company’s labor-intensive work from Shenzhen, China, to Yangon, Myanmar (formerly Burma). Following decades of authoritarian rule, Myanmar recently enacted various political and economic reforms that have made it possible for foreign businesses to operate in Myanmar, and to own an interest in Myanmar companies. In addition, the U.S. and European Union recently lifted many trade sanctions with Myanmar. As a result, a number of international and other enterprises have started acquiring interests in businesses in Myanmar. In March 2015 the Company acquired 75% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company authorized to operate in Myanmar. In January 2017 the Company increased its ownership interest in Kayser Myanmar to 84%. Early in 2019, Kayser Myanmar moved its existing operations to a larger and newer factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities in order to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. In addition to the assembly services currently performed in Myanmar, the Company recently commenced transferring some of its component manufacturing equipment to Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include labor relations issues (including strikes), lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, and the lack of international financing expertise. Because the Company is continuing to shift production from China to Myanmar, the impact of negative events in Myanmar will have a more significant impact on the Company in the future. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate, which fluctuations could materially change the cost of operating in Myanmar. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

Wages In Myanmar Have Recently Increased Substantially and are Expected to Continue to Increase, Which Could Affect the Company’s Future Operations in Myanmar. The Company decided to establish its manufacturing operations in Myanmar in large part because of the lower wages paid to workers in Myanmar. However, the Myanmar government has recently made material changes to the labor laws in Myanmar and has increased wages, which labor law changes and increased wages could make operating in Myanmar by Kayser Myanmar more expensive and difficult. Since the Company’s plan is to shift much of its expensive and highly regulated work from its China facility to Kayser Myanmar, increasing the cost of labor and imposing additional regulations in Myanmar may make the future operations in Myanmar economically less beneficial than anticipated. No assurance can be given that Kayser Myanmar will be able to operate in a cost-efficient manner in the future. Should Kayser Myanmar continue to experience increased costs and regulatory restrictions, the Company may lose the low-cost benefits of operating in Myanmar that it was expecting in order to continue to service its larger clients.

The Company’s Customers May Restrict, Or Prohibit, Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Operations In Myanmar. The Company has shifted approximately one-half of its assembly and manufacturing operations from the higher cost operations in China to the new lower cost facility in Myanmar as part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. Accordingly, it is becoming increasingly important that that the Company’s customers agree to have their products manufactured in Yangon, Myanmar. To date, some of the Company’s customers have refused to have their products manufactured in Myanmar. While the quality of the products manufactured at Kayser Myanmar has satisfied those customers who have tested the quality of the products manufactured in Myanmar, other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of political and public relations issues. For example, the Rohingya humanitarian crisis, and the Myanmar government’s actions in expelling many Rohingya from Myanmar, have further tarnished Myanmar’s unfavorable human rights record. In the event that the Company’s customers prohibit the Company from manufacturing their products in Myanmar, the Company’s operations and financial condition will be significantly and adversely affected. No assurance can be given that customers will not, in the future, withdraw their work from Myanmar.

Uncertain Legal System and Application of Laws May Adversely Affect The Company’s Properties And Operations In Both China And Myanmar. The legal systems of China and Myanmar are often unclear and are continually evolving, and there can be no certainty as to the application of laws and regulations in particular instances. While China has an increasingly comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly, sometimes unpredictably, and often arbitrarily. As is the case with all businesses operating in both China and Myanmar, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices in China, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce rules that they have not previously enforced, the Company’s operations and financial condition could be materially and adversely impacted. The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The judiciary systems in China and Myanmar are relatively inexperienced in enforcing the laws that govern businesses, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China and Myanmar, it may not be possible to obtain swift and equitable enforcement of that law.

The Company’s Operations In Myanmar Are Dependent Upon Its Newly Leased Factory Complex In Yangon, Myanmar, And The Loss Or Interference With That Lease Would Materially, And Adversely, Affect The Company’s Operations In Myanmar. On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar advanced $950,000 to the landlord as a prepayment of rent under the lease (at currency conversion rate in effect at that time, the prepayment represents approximately 12 years of rental payments), and has spent approximately $600,000 on refurbishing the complex and building one new factory building and a new office building at the site. Accordingly, this new facility represents a significant long-term investment by the Company in its operations in Myanmar. All of Kayser Myanmar’s operations will be conducted at this new facility. Any interference or interruption of Kayser Myanmar’s right to operate that this new facility, including as a result of a dispute with the landlord or because of any actions or regulations by Myanmar governmental or administrative authorities, could materially negatively affect the Company’s investment in the new factory and its ability to operate in Myanmar.

The Company Has Substantial Assets In Myanmar, And Any Action By The Government To Expropriate Or Restrict Those Assets Would Materially Harm The Company. Myanmar has only recently permitted non-Myanmar businesses to operate in Myanmar. The laws governing foreign businesses regulate both the manner in which such foreign entities can operate as well as the ownership of assets by foreign entities. The laws and regulations under which foreign business can operate and own assets are still being developed and are changing. As a result, there is substantial uncertainty in operating in Myanmar and in owning equipment, machinery and inventory (the Company currently does not own any real estate, but it does hold a long-term lease on its factory in Myanmar). The Company has transferred a substantial amount of its machinery and equipment from its Shenzhen factor to its Myanmar factory, and has purchased new equipment for the Myanmar factory. Also, the Company has purchased raw materials and parts inventory for use at the Myanmar facility. As of March 31, 2020, the value of the Company’s property, plant and equipment residing in Myanmar, was approximately $751,000. While the Company is not aware of any expropriation of property from foreign entities or other similar actions taken by Myanmar, no assurance can be given that Myanmar will not in the future adopt laws, or take actions, that affect the Company’s Myanmar assets and properties.

Labor Shortages and Employee Turnover May Negatively Affect The Company’s Operations and Profitability. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after effects of China’s one-child policy, the Company has recently experienced difficulty in filling its lower cost labor needs in China. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. The Company regularly faces severe labor shortages in Shenzhen as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company’s results of operations. As a result of the high cost of labor, the changing nature of the labor market, and the departure of employees that typically occurs during the Chinese New Year, many of the Company’s assembly workers have to be replaced every year. Due in part to these wage increases and labor shortages, the Company has stopped most of its labor-intensive manufacturing in China and now uses its Shenzhen facilities mostly for engineering, tool manufacturing, design and administrative purposes. Since these functions are performed by higher paid professional employees, the Company’s exposure to the labor issues in China has been reduced. However, the cost and risks of hiring and training new employees has shifted to Myanmar as the Company now performs most of its labor-intensive manufacturing in Myanmar. Myanmar also observes an extended new year’s celebration each year in April during which the Company’s factories are closed and all workers temporarily leave. Because many of the Myanmar factory workers are migrant workers who live far from the Company’s Yangon factory, many do not return after the holidays the Company is required to annually hire, and train, new workers.

Import Duties and Restrictions May Negatively Affect The Company’s Operations and Liquidity. China is increasingly regulating and monitoring imports of raw materials and parts by manufacturers in China, which regulations make it more burdensome and expensive to import the materials that the Company needs to manufacture its products. The Company now also has to operate under import customs contracts in Myanmar, or under bonded warehouse arrangements, in order to be able to import goods into Myanmar without paying taxes or duties. Failure by the Company or by third parties who perform transportation services for the Company to comply with the import regulations can lead to financial penalties on the Company, to additional restrictions on import activities, and could even result in the prohibition of future duty free import/exports by the Company. Any such prohibition would adversely affect the Company’s business and operations. No assurance can be given that the Company or its transportation service providers will be able to, or will in fact fully comply with the increased import regulations. Because of the burdensome bonded warehouse customs regulations in China, and because the Company only has a small amount of manufacturing left in China that requires the importation of goods, the Company plans to terminate its Chinese bonded warehouse custom contracts later in 2020. The action to terminate this 30-year old arrangement could have unforeseen consequences on the Company.

Risks Related To The Company’s Operations, Structure And Strategy.

The Company Faces On-Going Risks Related To The COVID-19 Outbreak. The outbreak of a novel strain of coronavirus (COVID-19) in December 2019 in China significantly impacted the Company’s operations in China and then also in Myanmar, and is expected to negatively impact the Company’s sales for an uncertain period of time. The COVID-19 pandemic has affected the Company’s operations in the fourth quarter of the fiscal year ended March 31, 2020, and is expected to impact its sales in the future as the virus spreads to most parts of the world. The COVID-19 pandemic forced the closure of the Company’s Shenzhen, China, factory for over four weeks from mid-January to mid-February, and then forced the closure of most of the factories in Yangon, Myanmar, for four weeks from early April. The travel and other restrictions that were imposed as a result of COVID-19, many of which remain in effect, continue to hinder the Company’s operations and limit the Company’s engineers and technicians from travelling to Myanmar to assist the Myanmar facility with its engineering needs. The actions taken by the Company to provide its employees with a safe and sanitary working environment has increased costs and reduced productivity at the Company’s facilities. The epidemic has also resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China, in most European countries and in the United States (including stay-at-home orders). As a result of these actions, demand for many of the products sold by the Company’s clients has decreased and is expected to continue to remain weak. The Company is unable to estimate the future negative impacts of the COVID-19 pandemic on the Company’s operations and its sales to its customers, but the impact may be significant and last for an extended period of time. Although the Company believes that its current financial condition will permit it to continue to operate for an extended period of time taking into consideration the anticipated consequences of the COVID-19 pandemic, no assurance can be given that the Company will in fact have sufficient financial resources to operate through an lengthy COVID-19 related economic downturn.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2020 and 2019 the Company’s aggregate sales to its five largest customers accounted for approximately 89.3% and 89.4% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines. While the Company has in the past either been able to replace major customers or to increase the amount of orders it receives from its remaining customers, no assurance can be given that the Company will be able to do so in the future. In addition, with few, larger customers, the Company’s operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers. The Company’s revenues have decreased during each of the past three years due to a reduction in sales to certain of the Company’s largest customers and the difficulty that the Company has had in attracting new customers. In the event that the Company is not able to attract new customers or obtain increased orders from its existing customers, the Company’s revenues in the current fiscal year ending March 31, 2021 could continue to decline and be less than the revenues in the prior fiscal years.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company’s risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2020 and 2019, accounts receivable from the five customers with the largest receivable balances at year-end represented, in the aggregate, 85.6% and 89.5% of the total outstanding receivables, respectively.

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

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and certain of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. Mr. Kohl’s current employment agreement was recently extended and revised so that his compensation can be reduced by 50% in any subsequent fiscal quarter if the Company experiences a net loss in the prior fiscal quarter. The Company owns a $2,000,000 life insurance policy issued to insure the Company’s in the event of Mr. Kohl’s death. In addition, the Myanmar operations are highly dependent upon that facilities’ Managing Director (who also is its co-founder). Should the Myanmar co-founder leave, the Myanmar operations could be materially affected, and the Company could have difficulty in finding a replacement.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third-party manufacturers and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to significant competition and the availability of alternate OEM suppliers for the Company’s customers, the Company has, at times, been reluctant, or even unable to pass through significant materials cost increases. This has, at times, led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has also lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company’s financial position.

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

During The Course Of The Audits Of Our Consolidated Financial Statements, We And Our Independent Registered Public Accounting Firms Identified Material Weaknesses In Our Internal Control Over Financial Reporting. If We Fail To Re-Establish And Maintain An Effective System Of Internal Control Over Financial Reporting, Our Ability To Accurately And Timely Report Our Financial Results Or Prevent Fraud May Be Adversely Affected, And Investor Confidence And The Market Price Of Our Common Shares May Be Adversely Impacted. We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting.

We and our independent registered public accounting firms, in connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2020, identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2020, and the following material weaknesses were identified: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Although many of financial transactions in Myanmar are conducted with cash, the effects of poor cash controls were mitigated by the fact that we only maintained a small balance of cash in Myanmar; (ii) We do not have sufficient and skilled accounting personnel, particularly in Myanmar, with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the our financial reporting requirements; and (iii) We do not have appropriate and adequate policies and procedures in place in Myanmar to evaluate the proper accounting and disclosures of key transactions and documents. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Measures that we implement to address these material weaknesses in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied. Failure to correct these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade and operates using three different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros), and pays its expenses in RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized a currency exchange gains of $7,000 and $63,000 in the fiscal years ended March 31, 2020 and March 31, 2018, respectively, but incurred a currency exchange loss of $8,000 in the fiscal year ended March 31, 2019. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company’s quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations. The Company is also attempting to limit its exposure to currency fluctuations with its non-U.S. based customers by increasingly asking for payment in U.S. dollars. Nevertheless, no assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

The Company is Exposed to Significant Worldwide Political, Economic, Legal And Other Risks Related To Its International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China and Myanmar. The Company sells its products to customers in China, Europe, Hong Kong, North America and elsewhere in Asia. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

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

The Company’s Recently Enacted A Rights Plan, And Certain Provisions of Its Amended and Restated Memorandum And Articles of Association May Discourage a Change of Control. In April 2018, the Company adopted a shareholder rights plan (the “Rights Plan”) that provides for the issuance of one right (“Right”) for each of our outstanding common shares. The Rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of the Company or the Board of Directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Shares on terms not approved by our board of directors. The Rights Plan may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable.

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

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Myanmar and China. Substantially, all of the Company’s assets are located in the PRC and Myanmar, and no assets, employees or operations are located in the U.S. In addition, other than one director, all of the Company’s officers and directors reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC, Myanmar or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC or Myanmar of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

Risks Related To Our Common Shares.

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

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company made four dividend payments in fiscal 2019 (a total of $0.35 per share), but only declared one dividend payment in fiscal 2020 (for a $0.08 per share dividend that was paid on April 6, 2020). Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, the Company does not expect to pay dividends during periods when the Company’s operations have not been profitable, or when the Company uses a material amount of its financial resources for long-term capital investments. Accordingly, no assurance can be given that the Company will pay dividends in fiscal 2021, or that the Company will pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Risk of Cybersecurity Breaches Could Adversely Affect Our Business, Revenues and Competitive Position. Security breaches and other disruptions could compromise the Company’s information and expose the Company to liability, which would cause the Company’s business and reputation to suffer. In the ordinary course of the Company’s business, the Company stores sensitive data, including business information and regarding its customers, suppliers and business partners, in the Company’s networks. The secure maintenance and transmission of this information is critical to the Company’s operations. Despite the Company’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, regulatory penalties, disrupt the Company’s operations, and damage the Company’s reputation, which could adversely affect its business, revenues and competitive position.

If Our Auditors Are Sanctioned Or Otherwise Penalized By The PCAOB Or The SEC As A Result Of Failure To Comply With Inspection Or Investigation Requirements, Our Financial Statements Could Be Determined To Be Not In Compliance With The Requirements Of The U.S. Exchange Act Or Other Laws Or Rules In The United States, Which Could Ultimately Result In Our Common Shares Being Delisted. The Company’s independent registered public accounting firms that issue the audit reports included in the Company’s annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Because the Company has substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of the Company’s auditors as it relates to those operations without the approval of the Chinese authorities, the Company’s auditors are not currently inspected fully by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. While these issues raised by the proceedings are not specific to our auditors or to us, they potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. Any such new proceedings or similar action against our audit firms for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditors’ ability to practice before the SEC. If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, and it was determined that our financial statements or audit reports were not in compliance with the requirements of the Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the Nasdaq.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. If the HFCA Act or any similar legislation were enacted into law, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our common shares being delisted. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Delisting of our common shares would force our U.S.-based shareholders to sell their common shares. The market prices of our common shares could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCA Act is enacted and regardless of our actual operating performance.

Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. The recommendations are to include actions that could be taken under current laws and rules as well as possible new rulemaking recommendations. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our common shares, and substantially reduce or effectively terminate the trading of our common shares in the United States.

Item 4. Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China, and in Yangon, Myanmar. The Chinese operations are conducted by Nissin Metal and Plastic (Shenzhen) Company Limited, a foreign owned subsidiary that is registered in China (this type of foreign owned company is commonly known as a “Wholly Foreign Owned Enterprise” (a “WFOE”)). The Myanmar operations are conducted through Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a company registered to operate as a foreign company in Myanmar that is 84% owned by the Company.

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

As of the date of this Report, Highway Holdings Limited conducts all of its operations through five wholly-owned or controlled subsidiaries that carry out the Company’s business from Hong Kong, the Company’s principal design and manufacturing factory in Shenzhen, China, and from a manufacturing and assembly facility in Yangon, Myanmar.

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

Realignment of Manufacturing and Assembly Operations--New Myanmar Manufacturing Complex. The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility in Shenzhen have significantly increased, the cost advantages of operating in China have been significantly eroded, and the administrative and regulatory burdens of operating in China have significantly increased. In addition, the Chinese regulatory agencies are increasingly forcing companies in Shenzhen to automate and to operate as technology centers, rather than traditional manufacturing factories. The Company’s Shenzhen facilities are currently primarily used for a design, tooling, engineering, administrative activities, and all of its manufacturing consist of automated manufacturing. The more labor-intensive operations have been moved to the Company’s Yangon, Myanmar facilities.

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company has developed a two-pronged strategy:

a.  In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to about 40 workers. However, most of the product design and development, and the tooling for new products has remained in Shenzhen.

b.  The Company has been shifting its labor-intensive assembly, and recently some of its component manufacturing, operations to Yangon, Myanmar, a developing country that now permits foreign investment in that country. The cost of operating an assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, the Company commenced subcontracting some of its product assembly functions to Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a third-party supplier in Yangon, Myanmar. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in June 2014 the Company purchased a 25% ownership interest in the Myanmar company, an additional 50% interest in March 2015, and additional 9% in January 2017. As a result, since January 2017, the Company has owned 84% of Kayser Myanmar. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national and a founder and manager of Kayser Myanmar. The Company’s goal is to shift all of its labor-intensive product assembly and labor-intensive component manufacturing operations from Shenzhen, China, to Myanmar. The Company believes that it will complete this shift in manufacturing to Myanmar in the near future.

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has upgraded the existing two factories at the new leased facility and has constructed a third factory and a new office building on the site. Also, the Company has transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China, plant to the new Yangon facility. As a result of the completion of the refurbishment of the existing buildings at the new facility, the completion of the construction of a new, third factory building, and the transfer of equipment, the new Yangon facilities are now fully operational. See, “Organizational Structure/Offices and Manufacturing Facilities--Yangon Myanmar/Manufacturing Facilities” below. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors-- The Company Faces Risks From Its Expanded Operations In Myanmar” and “Risk Factors-- The Company’s Customers May Restrict, Or Prohibit, Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Operations In Myanmar.”

Reorganization. In 2010 the regional governments announced that the license arrangement previously used by the Company and numerous other foreign businesses to operate in China would no longer be permitted. All foreign companies operating in China under this type of subcontract arrangement were required to transfer their licensed China operations to foreign-owned companies organized and registered in China. Accordingly, in May 2011 the Company formed Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a new wholly-owned subsidiary that is now a registered company in the PRC, and transferred its China-based cash, assets, employees and operations to Nissin PRC. The termination of the license operating agreements continued through the fiscal year ended March 31, 2016, at which time all of the Company’s operations had either been transferred to Nissin PRC, or terminated (the foregoing reorganization and transfer of the Company’s operations in China to Nissin PRC is herein referred to as the “Reorganization”). All of the Company’s operations in China since the beginning of the fiscal year ended March 31, 2017 have been conducted through its Nissin PRC subsidiary. As a PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, Nissin PRC also is subject to China’s tax regulations and is subject to the rules and regulations applicable to other PRC registered companies.

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

As a result of the Reorganization, the Company is now structured as follow:

●	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

●	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through the two offices located in Hong Kong at Suite No. 1801, and Suite Nos. 1823-1823A, at Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company can be contacted in Hong Kong at (852) 2344-4248.

●	The Company’s automated manufacturing, and some of its engineering, tooling, and design functions are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

●	Most of the Company’s assembly and manufacturing operations are now being conducted in Yangon, Myanmar, through its 84% owned subsidiary, Kayser Myanmar.

Current Business Overview/Plans

The Company is a fully integrated manufacturer of high-quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, Asia, and to a lesser extent, in the United States). Since the Company’s formation, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the past few years, the Company also conducted an increasing amount of its product assembly functions (and some of its component manufacturing functions) in Yangon, Myanmar, through a Myanmar company that is now 84% owned by the Company.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which assemblies and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, print cartridges, electrical connectors, electrical circuits, vacuum cleaners, LED power supplies, stepping motors, pumps for dishwashers, and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its German management culture; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering, design and development capabilities (which it uses to assist its customers to design their products).

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

The Company established its operations in Shenzhen, China, almost 30 years ago to take advantage of China’s lower labor costs, lower facilities costs, less stringent regulations, and various other benefits that were provided to foreign entities to encourage operations in China. As described elsewhere in this Annual Report, these benefits are no longer available to most foreign companies operating in Shenzhen. In fact, the costs and burdens on foreign owned companies appear to be significantly greater than on local Chinese-owned companies. In addition, recent actions by the Chinese government, including heightened governmental inspections of foreign-owned enterprises and additional administrative requirements imposed on foreign-owned entities, have during the past few years further significantly increased the costs and burdens of operating in China. These changes have now effectively removed the benefits of being a foreign owned enterprise, and now make it more burdensome to operate in China as a foreign-owned entity than as a locally owned enterprise. For example, the Company estimates that there have been over 100 inspections at the Company’s Shenzhen facility during the past year, most of which were unwarranted or frivolous, and many of which resulted in the Company having to make costly adjustments to operating practices. In addition to being costly, these inspections have disrupted and hindered the Company’s regular operations. As a result, the Company has been decreasing its manufacturing operations in China, first by moving most of its manual assembly and manufacturing activities to the Company’s new facility in Myanmar. In order to further reduce its manufacturing operations in China, the Company currently is considering transferring its remaining China manufacturing operations to a local Chinese entity. Under its current plan, the Company would lease its Shenzhen component manufacturing operations to a newly formed Chinese company that is owned by the Company’s current Chinese managers who are employed by the Company in Shenzhen. The new Chinese entity would agree to bear all costs of maintaining and operating that facility, and would further agree to manufacture components for the Company on preferential terms. The Chinese entity could, however, also utilize the manufacturing equipment to manufacture components for Chinese owned companies, including companies controlled by the Chinese government, for its own benefit and account. This arrangement would shift must of the cost of maintaining and operating the Shenzhen manufacturing facility to the new company, while still permitting the Company to have its customers’ components manufactured at the same facility by the same equipment and personnel. Furthermore, the Company believes that transferring the manufacturing operations to a Chinese-owned entity will reduce the number of inspections and will greatly relieve that entity from many other burdensome governmental regulations that appear to be targeted at foreign-owned enterprises. The foregoing arrangement is still under consideration, and it is uncertain if the arrangement can, or will be implemented.

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

The Company first commenced its metal stamping operations in China in 1991. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 50 kilometers from Hong Kong. However, there are now many other manufacturers in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its customers.

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

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European customer to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Realignment of Assembly Operations--New Myanmar Assembly Facility,” above.

The following are some of the elements that the Company believes will enable it to compete as a third-party manufacturer.

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

Upgrading Equipment-Increased Automation. In order to attract major European customers, and in order to reduce its labor costs and improve quality, the Company has continuously upgraded the design and manufacturing equipment at its facilities and has made significant investments in automated/robotic machinery that manufacture or assemble products. The Company designs and manufactures its own automated production lines. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work-stations. The automated machinery has significantly reduced the number of workers at the Company’s facilities in Shenzhen, China. In addition to robotics that replace manual labor, the Company has also invested in Computer Numerical Control (“CNC”) tooling machines, a CNC measurement machine, electronic injection molding machines, new stamping machines, as well as numeric controlled stamping machines.

Reduce Its Manufacturing And Assembly Costs By Relocating Operations To Myanmar. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing in China no longer is competitive with manufacturing in underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company now operates an assembly facility in Yangon, Myanmar. The Company’s goal is to transfer much of its labor-intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. In addition to lower labor and other operating costs, the Myanmar operations benefit from the preferential customs provisions, particularly for the Company’s European customers. The European Commission has designated Myanmar as an undeveloped country whose exports are currently still subject to tariff concessions called “preferential tariff quotas”. Accordingly, the Company’s European customers that satisfy the European Commission’s requirements currently benefit from purchasing products manufactured in Myanmar. These benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Maintain production quality: Management believes that maintaining close relations with the Company’s customers is important to the success of the Company’s business. Understanding each customer’s needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage. Many of the Company’s customers have built the goodwill associated with their products and tradenames based on a high level of perceived quality. By employing the type of high-quality management standards, production standards and quality control standards historically utilized by many leading German companies, the Company has been able to satisfy the stringent requirements of its customers. Management believes that the Company’s commitment to high level service, its attention to detail, and the quality of its manufacturing have the effect of providing customers with a sense of confidence and security that their product requirements will be met.

The Company conducts most of its manufacturing operations in accordance with typical German manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. The Company’s factory in China has received and maintained its ISO 9001 quality management system certification and an ISO 14001 environmental management systems certification. The Company’s quality system helps to minimize defects and customer returns and create a higher confidence level among customers.

The Company tries to constantly improve its production quality. The recent initiatives consist of an increased use of automation (to consistently produce uniformly high quality products) and to improve the skills of its employees. In an effort to improve the technical skills and performance standards of its lower skilled workers, the Company provides day time and evening technical training courses that provide these workers with the technical knowledge and skills to operate more efficiently and at a higher quality level.

Operate as a socially responsible company. The Company is committed to being a socially responsible company by operating morally and ethically, by protecting the employees physical and mental well-being, by providing a safe work place, by following the legal employment requirements, by not employing underage persons, and by protecting the surrounding environment. The Company’s social responsibility and accountability actions are an important criteria in the selection of OEM’s by the Company’s global customers. Some of these customers demand compliance with SA8000 social accountability management system. Kayser Myanmar already passed several of such SA8000 audits to satisfy this condition. The safety of the Company’s employees and customers are of primary concern to the Company’s management. Accordingly, in response to the COVID-19 pandemic, the Company has also implemented numerous changes to its operations and has taken other steps (such as distributing masks and hand sanitizers, and regularly disinfecting and cleaning all public areas) to protect the health and safety of its employees.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both Hong Kong dollars and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2018, 2019 and 2020:

	Year Ended March 31
Geographic Areas:	2018	2019	2020
Hong Kong and China	21.3%	19.6%	17.4%
Europe	75.4%	76.3%	78.0%
Other Asian countries	0.2%	0.9%	0%
North America	3.1%	3.2%	4.6%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Year Ended March 31
Segment Sales:	2018	2019	2020
Metal Stamping and Mechanical OEM	50.3%	54.1%	55.2%
Electric OEM	49.7%	45.9%	44.8%

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

Major Customers

For the fiscal year ended March 31, 2020, the Company had two customers who each accounted for more than 10% of the Company’s net sales. These two customers collectively accounted for 69.0% of the Company’s net sales. The Company’s five largest customers collectively accounted for over 80% of the Company’s net sales during each of the past three years. As a result of the dependence on a few larger customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. As the Myanmar operations become larger, the Company will also be negatively affected by the holidays that Myanmar employees take annually during that country’s new year’s celebration (typically two weeks in April). The absence of workers during these nationally mandated holidays in Myanmar has not, to date, materially affected the Company’s overall operations, but the holidays are expected to impact the Company in the future as the Myanmar operations increase. The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, the Company’s main tooling, engineering, design and automated manufacturing facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. Since March 2015, the Company has owned an interest in a Myanmar company that operates a factory in Myanmar. As a result, the Company also is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving.

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

These increases in labor costs have increased the Company’s operating costs, which increase the Company has attempted to, but has not always been able to pass through to its customers. In addition, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to further downsize its workforce. In addition, if an employee with such a contract is terminated, the Company is required to pay the terminated employee a substantial severance payment. The Company currently has some employees who are entitled to these lifetime employees, and others will become lifetime employees as they continue their service with the Company. These contingent employment liabilities will increase over time. The Company also is obligated to make future payments under pension and housing plans upon the termination of certain employees. These contingent employee liabilities could become a material financial obligation of the Company if a larger number of employees are terminated by the Company all at once (such as upon a plant closure). While the Company has to date absorbed and gradually reduced these employee termination liabilities, a sudden simultaneous termination of a large number of employees would require the Company to make significant payments to the terminated employees, which payments could materially and adversely affect the Company’s financial condition.

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

Research and Development

As a manufacturer of parts and components for use in other products, the Company conducts no material research or development. The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with (i) developing potential proprietary products, (ii) automated machines that the Company uses in its manufacturing process, and (iii) an understanding of the technologies of its customers. The Company also is currently designing and developing several small electric motors that, the Company believes, will fill the needs of some of its current customers and that may also fill a need in the market in general.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of July 31, 2020, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some are dormant or deactivated subsidiaries), and one majority-owned active subsidiary. The Company currently conducts its business primarily through four wholly-owned subsidiaries and its 84% owned Myanmar subsidiary. Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities are as follows:

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

The Company also owns 84% of the equity of Kayser Myanmar, a foreign company registered under Myanmar law that is authorized to operate in Myanmar. Kayser Myanmar’s principal activities consist of manufacturing and assembling metal and plastic products. A Myanmar citizen owns 16% of the Kayser Myanmar and is the general manager of the entity. Kayser Myanmar currently manufactures and assembles products for the Company’s OEM clients, and assembles products manufactured by the Company in its China facilities.

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. In January 2020, the Company entered into two new, three-year leases that expire in March 2023 for these offices. The new leases have substantially the same terms as the prior leases (the aggregate monthly rental cost of these offices will remain at approximately $11,000 per month, based on the exchange rate in affect as of the date of this report).

Shenzhen, China/Manufacturing Facility

During the past few years, the Company has leased a total of approximately 24,400 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long & Cheng Industry & Trade Industrial Co., Ltd. pursuant to various related leases. The leased space included both manufacturing space and dormitories for the Company’s factory workers. The leased space was used predominately for the Company’s metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There also are offices for production management, production engineering, and production support administration on the premises.

In December 2019, the Company entered into a new three-year lease for a portion of the existing Shenzhen facilities. Under the new lease, which became effective on March 1, 2020 and will continue until February 28, 2023, the Company now leases a total of approximately 15,700 square meters of space. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company will no longer need the same amount of space in Shenzhen as it has in the past. Under the new lease, the Company is required to pay approximately $68,000 per month for rent (at the current RMB to U.S. dollar exchange rate), which rent will increase by 5% per year in the second and third year of the lease. As a condition to its lease renewal, the Company has obtained a license from the local governmental agencies to operate as a designated high technology company and to use the facilities primarily as a technology center and for component manufacturing of metal and plastic parts to be sold to customers with manufacturing plants in China.

Yangon, Myanmar/Manufacturing Facility

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for a new manufacturing complex in Yangon, Myanmar (the “New Facility”), which lease has since been officially approved and recorded. Accordingly, Kayser Myanmar is now the legal tenant at the New Facility. Prior to moving to the New Facility, Kayser Myanmar conducted its operations at another leased facility in Yangon, Myanmar. Kayser Myanmar now conducts all of its operations at the New Facility. The New Facility is an approximately 6,900 square meter (1.67 acres) factory estate that is located in Hlaing Tharyar Township in Yangon. The New Facility is owned by Konig Company Limited (“Konig Company”), a Myanmar company. Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. Konig Company only recently acquired the New Facility.

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $7,200 per month, based on the currency conversion rate in effect on the date of this report). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by this provision in the lease, Kayser Myanmar has already upgraded the existing two factories at the New Facility, and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility.

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

Other Operations

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. As part of its goal to develop a line of proprietary products, in November 2013 the Company formed a jointly owned company a German company to develop and manufacture a series of lower cost, proprietary CO2 snow-jet and dry ice cleaning systems for industrial and commercial cleaning applications. In 2018, the Company completed its development of the CO2 cleaning system and started to market his cleaning system to manufacturers as an alternative method of cleaning machinery. However, to date, the Company has only manufactured nine of these cleaning systems, and has only sold three in the fiscal year ended March 31, 2019 and two in fiscal 2020; two of the cleaning systems are currently being used by the Company in its own manufacturing operations.

Item 4.A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past three years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its international clients. For accounting purposes, the Company it treats its (i) metal stamping and mechanical OEM manufacturing operations, and its (ii) electronic OEM manufacturing operations, as two separate business segments.

As described in this Annual Report, the Company has taken various actions to reduce its operating costs, including in particular steps to reduce its labor costs and its rental expenses. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund and other benefit payments have resulted in high labor and staffing costs. In addition, since 2011 all of the Company’s operations in China have been conducted through Nissin Metal and Plastic (Shenzhen) Company Limited (herein referred to as “Nissin PRC”), a WFOE. As a PRC registered WFOE, Nissin PRC now has to obtain and maintain its own permits and licenses, is subject to China’s income and business taxes, and is subject to the rules and regulations applicable to other PRC registered companies. These new rules, regulations and taxes have made the operations of Nissin PRC more cumbersome and expensive. In addition, since Nissin is a WFOE, the Company believes that it is targeted with additional burdensome inspections and governmental actions that Chinese owned companies do not experience. These inspections and additional compliance procedures interfere with the operations of Nissin PRC and result in significant additional costs and expenses. The combination of the high labor costs and the additional costs and administrative burdens of operating in Shenzhen, China, have, to a large extent, eroded one of the principal benefits of manufacturing in China, and have a negative impact on the Company’s competitiveness. As a result of the labor costs and the other burdens imposed on the Company’s PRC operations, the Company is attempting to shift its labor-intensive operations and most of its manual manufacturing operations from Shenzhen, China, to Myanmar, a lower cost neighboring country.

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

Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, is subject to the tax provisions applicable companies operating in Myanmar (prior to December 20, 2017, Kayser Myanmar was exempt from Myanmar income taxes under Myanmar’s Foreign Investment Law). Since this exemption has expired, Kayser Myanmar has been paying income tax at a rate of 25%. Kayser Myanmar is able to import many of raw materials and parts that it uses then to manufacture its export products free of taxes and duties under an import/export license that requires Kayser Myanmar to uses a bonded warehouse.

The Company is not subject to U.S. taxes.

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2018, 2019 and 2020.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. During the fiscal year ended March 31, 2020, net sales decreased by 12.0% from the fiscal year ended March 31, 2019. Notwithstanding the decrease in net sales, the Company had net income of $686,000 compared to a net loss of $630,000 for the year ended March 31, 2019. For the fiscal year ended March 31, 2020, the Company declared one dividend of $0.08 per share (which dividend was paid after the end of the fiscal year, on April 6, 2020), compared to $0.25 per share in the prior fiscal year.

The Company’s financial results for the fiscal year ended March 31, 2020 were negatively affected by COVID-19. The Company’s Shenzhen, China offices closed in mid-January 2020 for the annual Chinese New Year holiday and then remained closed until late February 2020 as a result of the COVID-19 pandemic. In addition, production at the Shenzhen facilities was reduced due to on-going restrictions on factory operations related to COVID-19 shutdown. During this period, the Company’s Myanmar factory remained open and continued to operate. However, the Company’s Myanmar factory was closed for most of April 2020 and opened again since May 2020. These closures affected the Company’s operations in the fourth quarter of fiscal 2020 and will impact the Company’s operations in the first and second quarters of fiscal 2021.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,
	2018	2019	2020

Net Sales	100%	100%	100%
Cost of sales	64.8	74.9	66.9
Gross profit	35.2	25.1	33.1
Operating income/(loss)	10.1	(5.3)	5.9
Income/(loss) before income taxes	10.8	(4.9)	7.1
Income taxes	(2.7)	0.2	(1.7)
Net Income/(loss)	8.1	(4.7)	5.5
Net (profit) loss attributable to non-controlling interest	(0.0)	0.3	(0.0)
Net income/(loss) attributable to Highway Holdings Limited’s Shareholders	8.1	(4.4)	5.5

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Net sales for the fiscal year ended March 31, 2020 (“fiscal 2020”) decreased by $1,719,000, or 12.0% from the fiscal year ended March 31, 2019 (“fiscal 2019”) due to lower sales to certain of the Company’s principal European customers and, to a lesser extent, due to the effects of the COVID-19 pandemic on the Company’s Shenzhen, China, operations. One of the Company’s principal customers experienced a substantial decrease in the sale of its products, which resulted in a decrease in orders for the Company. The Company’s Shenzhen, China offices were closed from the middle of January 2020 until late February for the annual Chinese New Year holiday and then the COVID-19 pandemic. As a result of the impact of the COVID-19 pandemic on the Shenzhen operations, net sales during the fourth fiscal quarter of fiscal 2020 were 23% below the amount of net sales in the same quarter of fiscal 2019, which also reduced the Company’s annual net sales. The Company’s net sales were lower in fiscal 2020 when compared to fiscal 2019 because of lower sales to existing customers, and the Company’s inability to attract significant new customers in fiscal 2020, despite the lower cost of manufacturing in Myanmar. The Company continues to believe that the new, modernized Yangon manufacturing facility and its demonstrated ability to manufacture in Myanmar at a cost lower than in China, but with the same quality as in China, will assist it in attracting more orders from existing customers and possibly attract orders from new customers. Overall, net sales by region in fiscal 2020 changed slightly, with net sales to European customers increasing to 78.0% in fiscal 2020 compared to 76.4% of the Company’s net sales in fiscal 2019. Net sales to Hong Kong/China decreased slightly by $608,000 while net sales to North America increased slightly by $128,000 in fiscal 2020 when compared to fiscal 2019.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors. For fiscal 2020, net sales of the metal stamping and mechanical segment increased to 55.2% of the Company’s net sales, from 54.1% in fiscal 2019, due to changes in the product mix. Net sales of the electric OEM segment correspondingly decreased to 44.8% of net sales in fiscal 2020 from 45.9% in fiscal 2019.

Gross profits as a percentage of net sales increased to 33.1% in fiscal 2020 from 25.1% in fiscal 2019. This increase in the gross profit margin is, however, largely due to the following: (i)As the Company’s Shenzhen, China, factory was shut down for approximately two weeks in early calendar year 2020 due to COVID-19 pandemic, the local Shenzhen government granted the Company’s Shenzhen factory a rental subsidy of $148,000, which approximated the factory’s two months’ rental, and a rebate of $7,000, which approximated the factory’s electricity bill for one month, (ii) Sublease income of $141,000 received from the temporary sublease of factory space at its Shenzhen facility was offset in cost of sales, (iii) utilization of inventories which were previously impaired in fiscal 2019. As a result, the Company’s costs of sales were reduced in fiscal 2020, and thereby improved the Company’s gross margin. Excluding these one-time events, the Company’s gross margins increased as manufacturing and assembly operations transitioned from the Company’s China facilities to its Myanmar facilities with relatively lower operating costs. Due to the increase in gross margin, the Company’s gross profit increased by 16% to $4,153,000 in fiscal 2020 compared to fiscal 2019, despite lower sales in fiscal 2020.

Selling, general and administrative expenses decreased by $929,000, or 21.4%, in fiscal 2020 compared to fiscal 2019 as a result of cost cutting measures implemented as net sales decreased. Selling, general and administrative expenses were lower in fiscal 2020 in part because of reduced headcount and lower bonus payment, and salary reduction among Company’s management personnel. The foregoing reductions were partially offset by increases in non-cash share-based compensation expenses related to the restricted stock and stock options granted to the Company’s directors, senior executives and managers. Selling, general and administrative expenses decreased to 27.1% of net sales in fiscal 2020, compared to 30.4% of net sales in fiscal 2019.

As a result of the $573,000 increase in gross profits in fiscal 2020 and the decrease in selling, general and administrative expenses by $929,000, the Company had operating income of $747,000 in fiscal 2020 compared to an operating loss of $755,000 in fiscal 2019.

The Company had a currency exchange gain of $7,000 in fiscal 2020 compared to a currency exchange loss of $8,000 in fiscal 2019. The currency gain/loss reflects the changing values of the U.S. dollar relative to the euro, the RMB and the Myanmar kyat. The Company will continue to be exposed to currency fluctuations because the Company does not intend to undertake any currency hedging transactions.

The Company incurred income taxes of $209,000 in fiscal 2020 on its $896,000 of income before taxes. In fiscal 2019, the Company had an income tax benefit of $26,000 because of its net loss before taxes. The Hong Kong statutory profits tax remained at 16.5% in fiscal 2020. However, the Company’s effective tax rate was approximately 23.3 % in fiscal 2020 because of certain non-deductible items, partially offset by the utilization of tax losses previously not recognized.

As a result of the foregoing, the Company had net income attributable to its shareholders of $686,000 in fiscal 2020 as compared to a net loss of $630,000 in fiscal 2019.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Net sales for fiscal 2019 decreased by $4,889,000, or 25.5% from the fiscal year ended March 31, 2018 (“fiscal 2018”) due to lower sales to certain of the Company’s principal European customers, fewer tooling orders, adjustments to inventories, and a decreased sales of higher margin products. The decrease in net sales is attributable in part to decreased sales by the Company’s customers of their products and due to year-end inventory adjustments by those clients. Lower sales to certain European customers also are the result of increasing cost of manufacturing in China, which have caused some clients to shift their manufacturing from China to other Asian countries, or to Eastern Europe. The Company also was not been able to attract new customers in fiscal 2019 to replace the loss of sales to existing customers because of the high cost of manufacturing in China, and the concerns of some potential customers about manufacturing in Myanmar. Overall, net sales by region in fiscal 2019 changed slightly, with net sales to European customers increasing to 76.4% in fiscal 2019 compared to 75.4% of the Company’s net sales in fiscal 2018.

The Company operates in two segments (the “metal stamping and mechanical OEM” segment and the “electric OEM” segment). For fiscal 2019, net sales in the metal stamping and mechanical segment increased to 54.1% of the Company’s net sales from 50.3% in fiscal 2018 due to changes in the product mix. Net sales of the electric OEM segment (that also includes plastic parts) correspondingly decreased to 45.9% of net sales in fiscal 2019 from 49.7% in fiscal 2018.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2018	2019	2020
	(In thousands of U.S. dollars)
Net cash provided by/(used in) operating activities	$2,388	$(437)	$442
Net cash used in investing activities	(142)	(736)	(64)
Net cash used in financing activities	(1,031)	(1,244)	(297)
Net increase (decrease) in cash and cash equivalents	1,215	(2,417)	81
Cash and cash equivalents at beginning of year	10,028	11,267	8,827
Effect of exchange rate changes on cash and cash equivalents	24	(23)	(81)
Cash and cash equivalents at end of year	$11,267	$8,827	$8,827

As of March 31, 2020, the Company had working capital of $8,235,000, compared to working capital of $8,271,000 as of March 31, 2019. As of March 31, 2020, the Company had a working capital ratio of 2.65 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2020 remained unchanged at $8,827,000 on both March 31, 2020 and March 31, 2019. As of March 31, 2018, the Company had cash and cash equivalents of $11,267,000. The Company incurred substantial cash outlays in fiscal 2019 to establish its new Yangon, Myanmar, factory complex (the “New Yangon Facility”). These outlays included (i) up-front payments (including $950,000 of pre-paid rent), (ii) costs to transfer equipment and operations from the prior Yangon factory to the New Yangon Facility, (iii) moving equipment from the Shenzhen, China, facility to the New Yangon Facility, and (iv) upgrading the existing two factories at the New Yangon Facility and building the third factory and the new office building. Collectively, excluding the prepaid rent, these costs were approximately $600,000 in fiscal 2019. Because the Company has prepaid rent for the New Yangon Facility, it will not incur rental payments costs at the New Yangon Facility for approximately eleven more years. The decrease in the amount of cash and cash equivalents held by the Company on March 31, 2019 was partially offset by cash inflows from a decrease in inventories and an increase in unpaid accounts payable.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2020, the Company generated $442,000 of net cash provided by its operating activities because of a net profit of $687,000 for the year, non-cash charges of $145,000 of depreciation and amortization, a $39,000 write down of inventories, share-based compensation of $181,000 and deferred tax of $209,000 partially offset by a $559,000 increase in inventories, and a decrease in accrued expenses and other current liabilities of $570,000. In fiscal 2019, the Company used $437,000 of net cash in its operating activities and in fiscal 2018, the Company generated $2,388,000 from operating activities.

The Company used $142,000, $736,000 and $64,000 in fiscal 2018, 2019 and 2020, respectively, of cash in its investing activities. The significant increase in fiscal 2019 is the result of the purchase of property, plant and equipment for the New Yangon Facility.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2018, 2019 and 2020. Dividends of $1,244,000 and $297,000 was paid in fiscal 2019 and fiscal 2020, respectively. Dividend of $319,000 was declared in the fiscal year ended March 31, 2020. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. Even though the Company was profitable in fiscal 2020, no assurance can be given that the Company will pay cash dividends in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

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

The Company believes that its currently available working capital and funds generated from its operations are adequate to support its operations for at least the next 12 months.

Impact of Inflation

The average annual inflation rate in China was reported at approximately 2.9% in calendar year 2019 and 8.63% in Myanmar. In the past, the increase in the Company’s actual cost of operations significantly exceeded the overall inflation rate in China. Despite the overall slowing of the growth of China’s economy, rising prices in the past few years in Shenzhen, China, have significantly increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations in China, have caused the Company to increase its prices, and have resulted in the loss of some customers. On the other hand, the impact of the reported inflation rate in Myanmar has been partially offset by the depreciation in the value of the Myanmar Kyat currency over the past few years, resulting in no significant negative financial impact on the Company’s operations in Myanmar to date.

In the fiscal year ended March 31, 2020, the Company generated approximately 55% of its revenues from sales of products that it manufactured at its facilities in Shenzhen, China; the balance of the Company’s net sales were generated from its Yangon, Myanmar, operations. The economy in China has grown significantly over the past 25 years, which has resulted in increased inflation and a significant increase in the average cost of labor, especially in the coastal cities such as Shenzhen. China’s consumer price index, the broadest measure of inflation, officially rose on average approximately 2.9% in 2019. However, wages in Shenzhen, China currently are significantly higher than they were a few years ago. According to China’s National Bureau of Statistics, the average workers’ wages throughout China rose by an estimated 9.8% in calendar year 2019, 8.8% in 2018, 6.8% in 2017, and 8.0% in 2016. Despite the slowing economy in China, because of the growing shortage of workers, the overall average wage in Shenzhen is expected to continue to grow. Continuing increases in China’s inflation and material increases in wages for its administrative and technical staff will diminish the Company’s competitive advantage against OEM companies in lower cost developing countries and, unless the Company is able to either shift these higher wage jobs to the Company’s lower cost operations in Myanmar, or pass some of these increased costs on to its customers by increasing prices for its products and services, the Company’s profitability and results of operations could be materially and adversely affected.

Myanmar has experienced inflation during each of the past three years. Inflation in Myanmar was 5.1%, 3.48% and 8.63%, in calendar year 2017, 2018 and 2019, respectively. The government of Myanmar has also recently introduced significant increases in the minimum wage in Myanmar. In May 2018, the minimum wage in Myanmar was raised by approximately 33%.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also transacts an increasing amount of business in the Myanmar Kyat. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2020. During the period from March 31, 2019 to March 31, 2020, the value of the RMB compared to the U.S. dollar decreased by approximately 7%.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2020 compared to a year earlier. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the Kyat compared to the U.S. dollar was higher on March 31, 2020 compared to a year earlier. An increase in the value of the Kyat compared to the U.S. dollar increases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the RMB compared to the U.S. dollar in fiscal 2020 decreased the Company’s costs in China in the fiscal year ended March 31, 2020, while the increase in the value of the Kyat increased the Company’s operating costs in Myanmar. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. Most of the Company’s net sales in fiscal 2020 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2020, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

The fluctuation of the RMB/U.S. dollar and the Euro/U.S. dollar exchange rates have, for the past three years, resulted in currency exchange gains and losses. In fiscal 2020, the Company realized a currency exchange gain of $7,000, compared to a currency exchange loss of $8,000 in fiscal 2019 and an exchange gain of $63,000 in fiscal 2018.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies could have a material impact on the Company’s future results. As a result of the Company’s expansion into Myanmar, it will also be increasingly subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country.

Trend Information

The primary trend in fiscal 2020 is expected to be the impact of the COVID-19 pandemic on the operations of the Company and on the demand for products produced by the Company and the Company’s customers. Although the Company’s factories in both China and Myanmar have now reopened after being closed because of the COVID-19 outbreak, a recurrence of COVID-19 in either Shenzhen, China, or Yangon, Myanmar, could result in full or partial factory closures in the future. Any government actions taken to help mitigate the spread of the coronavirus, such as travel restrictions, quarantines and self-isolation, and forced closures of public area and businesses, could also negatively impact the operations of Company’s customer and suppliers, as well as the financial resources available to them. The decreases in overall business and financing activities resulting from COVID-19 are expected to have a negative effect on the Company’s businesses for an uncertain period of time. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The Company Faces On-Going Risks Related To The COVID-19 Outbreak.”

The other trend that is expected to continue in the current fiscal year is the increase in operating costs, particularly the cost of labor, in both China and Myanmar. Due in part to the decreased birth rate and the increased affluence of Chinese workers, lower wage factory workers are more difficult to find in China. As a result, in order to offset increases in the operating costs (particularly the high cost of labor) and to address the shortage of workers in China, the Company has shifted most of its manual assembly and manufacturing activities to Myanmar. To date, the Myanmar subsidiary has been able to lower the overall cost of some of the products that the Company manufactures for its clients. The Myanmar subsidiary will also commence manufacturing components, thereby shifting a portion of the Company’s component business from Shenzhen to Yangon, which will also result in a reduction of costs transporting components to Myanmar. However, the Company believes that material increases in the cost of labor in Myanmar are possible in the near future. Worker strikes in 2018 in Myanmar and government imposed wage increases in Yangon have increased costs in Myanmar. Although these increased costs to date have mostly been offset by the depreciation in the value of the Kyat over the past few years, a continuation of increased wages and the recent appreciation in the value of the Kyat could make the future profitability of the Myanmar subsidiary uncertain.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2020 to March 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company’s assets.

Contractual Obligations

The following summarizes the Company’s contractual obligations as of March 31, 2019:

	Payment due by Year Ending March 31,
Contractual Obligations	Total	2021	2022	2023	2024	2025 and thereafter
	$’000	$’000	$’000	$’000	$’000	$’000
Leases	6,004	888	933	908	-	3,275
Purchase obligations	930	930	-	-	-	-
Total	6,934	1,818	933	908	-	3,275

Recent issued accounting standards not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company expects the adoption of the new guidance will not have an impact on its consolidated financial statements.

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

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is evaluating the impact this update will have on our financial statements.

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

Revenue Recognition

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on April 1, 2018, we recognize revenue when our customer obtains control of promised goods in an amount that reflects the consideration which we expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that we determine are within the scope of Topic 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. we adopted the ASU on April 1, 2018 for all revenue contracts with customers using the modified retrospective approach, while prior periods’ amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 605.

Product revenue recognition. The revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical OEM and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to its customers under sales contracts or by purchase orders. The Company has determined there to is one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. The Company has two major goods delivery channels:

(1) Delivering goods to customers’ predetermined location; the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by us; and

(2) Picking up goods by customers in our warehouse; the Company has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers.

The Company did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the year ended March 31, 2019. Accordingly, the timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales. We have allocated the transaction price to each performance obligation based on the sales contracts and purchase orders.

The Company would request a deposit from customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days.

Return Rights. The Company does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2018, 2019 and 2020 amounted to $57,000, $77,000 and $90,000 respectively.

Principals vs. agent accounting. The Company records all product revenue on a gross basis. To determine whether we are agent or principal in the sale of products, we consider the following indicators: we are primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. The Company did not recognize any revenue in the reporting period from performance obligation satisfied (or partially satisfied) during the year ended March 31, 2017 and 2018. See note 19 for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2019 and March 31, 2020. The timing between the recognition of revenue and receipt of payment is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2019 and March 31, 2020, the balances of the contract liabilities are $25,000 and $39,000, including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2020 were recognized as revenue during the year ended March 31, 2020 and all contract liabilities as of year ended March 31, 2020 are expected to be realized in the following year.

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

The gross amount of goodwill and accumulated impairment losses as of March 31, 2019 and 2020 are as follows:

Kayser Myanmar ($)
Gross as of April 1, 2018, March 31, 2019 and 2020	77,000

Accumulated impairment loss as of April 1, 2018	--

Impairment losses during the year ended March 31, 2019	(77,000)

Accumulated impairment loss as at March 31, 2019 and 2020	(77,000)

Net as of March 31, 2019 and 2020	--

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

As a result of the two-step impairment test, we have recognized a $77,000 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation. No impairment expenses were recognized during the year ended March 31, 2020 and 2018.

Provision for doubtful receivables

Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. We review its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Company considers various factors, including the age of the balances, customer specific facts and economic conditions. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Provision for uncollectible loan receivable

Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by us to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables, both principal and interest, is expected to be repaid by the agreed to settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The Company established an allowance for uncollectible loan receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible loan receivables are written off when the Company has determined that the balance will not be collected. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2018, 2019 and 2020.

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

Impairment or disposal of long-lived assets (other than goodwill)

We reviewed our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the sum of the estimated undiscounted future cash flows and the eventual disposition. Management would estimate the future cash flow used to test the recoverability of the asset included the budgeted cash inflows less associated cash outflows, which are directly associated with the result of use. The estimation should exclude the interest charges which will be recognized as an expense when incurred. Management would consider all available evidence during the estimation process, to ensure the estimated budget would be the most possible outcomes. If the sum of the expected undiscounted cashflow were to be less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

During the years ended 2020, 2019 and 2018, we have reviewed the long-lived assets for impairment, since there are serval indicative events and factors identified, including (1) significant adverse changes in the business climate, (2) current-period operating and cash flow losses, and (3) changes in production plan by shifting certain production lines from Shenzhen to Myanmar. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. We have recognized an impairment of long-lived assets amounted to $113,000, $233,000 and $nil during the years ended March 31, 2018, 2019 and 2020. The impairment has been recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets.

Leases

On April 1, 2019, we adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840.

We elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward its historical lease classification, its assessment on whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to January 1, 2019. We also elected to combine its lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Upon adoption, we recognized total ROU assets of $2,184,000 with corresponding liabilities of $1,275,000 on the consolidated balance sheets. All leases are classified as operating leases. For the 50-year lease for a manufacturing complex in Yangon, Myanmar, the Company has prepaid $950,000 under the lease, or approximately 12 years of rental payments. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption of the new lease standard does not have significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current and non-current operating lease liabilities, on the consolidated balance sheets.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of July 31, 2020 are listed below.

Name	Age	Positions
Roland W. Kohl	71	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	54	Chief Operating Officer
Alan Chan	56	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	73	Director
Uri Bernhard Oppenheimer (1) (2)	84	Director
Kevin Yang Kuang Yu	63	Director
Irene Wong Ping Yim (1)	54	Director
Heiko Sonnekalb	49	Director
George Leung Wing Chan (1)	67	Director
Dirk Hermann, Ph.D.	56	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on October 8, 2020. At that meeting, the terms of one class of directors (consisting of Uri Bernhard Oppenheimer and Dirk Hermann) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2023 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2020 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Ringo Tsang. Mr. Tsang was appointed as the Chief Operating Officer in November 2017. Mr. Tsang joined the Company in March 2009 as a Production Engineer and was promoted to Chief Technology Officer in 2010. Since becoming Chief Technology Officer, Mr. Tsang has been in charge of the Company’s engineering department, its tool shop, its Computer Numerical Control (CNC) tooling system, and its automation and information technologies. Mr. Tsang has a Bachelor of Science degree in mechanical engineering, and a Master’s Degree in each of Business Administration, Information Systems, and Professional Accounting.

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

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. For over ten years, Ms Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms. Wong graduated from Deakin University with a Master’s Degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

George Leung Wing Chan. Mr. Leung was appointed to the Board of Directors in December 2005. Since 2004, Mr. Leung has been a management consultant. Prior thereto, from 1995 to 2004, he was the Managing Director/Vice President of Lucky Metal & Plastic Mfg. Co., Ltd.

Heiko Sonnekalb. Mr. Sonnekalb was appointed to the Board of Directors on April 1, 2020. Mr. Sonnekalb currently serves as the chief executive officer of Dr. Arnold Schaefer GmbH, a German holding company, Lakal GmbH, a German manufacturer of shutter blinds, and Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a director of Germany-based Herwick AG and Stadtwerke Voelklingen Vertrieb GmbH. Mr. Sonnekalb also is a committee member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as a judge on the labor court in Saarbruecken, Germany. Mr. Sonnekalb received a degree in Business Administration from the University of Fulda, Germany, in 1997.

Dirk Hermann, Ph.D. Dr. Hermann was appointed to the Board of Directors on April 1, 2020. Dr. Hermann previously served as a member of the Company’s Board of Directors from January 2003 until August 2010. Dr. Hermann currently serves as chief executive officer of Saarland Feuerversicherung AG and Saarland Lebensversicherung AG, two German insurance companies. He joined Bayerische Versicherungskammer in 2012, parent company of Saarland Insurance Group. Prior thereto, he held a variety of positions with Allianz Versicherungen AG, including a tenure as a member of the management board. Mr. Hermann currently also serves on the board of two German banks, Landesbank Saar and Sparkassenverband, and on the board the Consul Investment company. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Dr. Hermann is the brother-in-law of Roland Kohl, the Chairman, President and Chief Executive Officer of the Company. Other than Mr. Hermann’s relationship with Mr. Kohl, there are no other family relationships between any of the above-named officers, directors or employees. To the Company’s knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2020 to directors on the Company’s Board of Directors and officers, as a group (ten people), for services rendered to the Company and its subsidiaries in all capacities was approximately $730,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. In addition to the foregoing compensation, on August 8, 2019 non-qualified stock options for the purchase of 250,000 shares were granted to the seven directors on the Company’s Board of Directors under the Company’s 2010 Stock Option And Restricted Stock Plan. Roland Kohl, the Company’s Chief Executive Officer and Chairman of the Board, received an option to purchase 60,000 of these option shares. The options are fully vested, have a five-year term, and an exercise price of $1.97 (the closing price of the Company’s common stock on August 7, 2019).

Mr. Kohl’s prior employment agreement expired in March 2019. Mr. Kohl has entered into a new employment agreement on substantially the same terms as the prior agreement, except that under his new agreement, his compensation will be reduced by one-half from his initial base salary following any fiscal quarter in which the Company has a net quarterly loss, which salary reduction will remain in effect until the Company has net income in any subsequent quarter. Accordingly, in the event that the Company has a quarterly loss, Mr. Kohl’s annual base salary for the following quarter will be reduced by one-half. The forfeited salary will not be recouped if/when the Company has a profitable fiscal quarter. Two of the Company’s other senior managers have also agreed to voluntarily reduce their base salaries by 50% in the same manner as Mr. Kohl. In response to the impact of the COVID-19 on the Company’s operations, Mr. Kohl and these two other managers have recently voluntarily reduced their salaries for three months, and all of the Company’s Hong Kong-based engineers and managers have likewise agreed to a three-month 20% salary reduction.

Mr. Kohl, and the four other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

During the past fiscal year, the Company paid each of the following non-executive director an annual director’s fee of $12,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors: Tiko Aharonov, Uri Bernhard Oppenheimer, Kevin Yang Kuang Yu, Irene Wong Ping Yim, and George Leung Wing Chan. Brian Geary did not attend all meetings in 2019 and thereafter resigned in December 2019 and, accordingly, was not compensated in fiscal 2020. Heiko Sonnekalb and Dirk Hermann did not become directors until April 1, 2020 and, therefore, did not receive any compensation in fiscal 2020. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

Options For Directors and Senior Management

On June 26, 2010, the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”) under which the Company was authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan expired on June 26, 2020. As of July 31, 2020, awards for all 600,000 shares available for grant under the 2010 Stock Option Plan have been granted. The awards outstanding as of July 31, 2020 consisted of the following:

1.	175,000 restricted shares have been granted to 12 managers and key employees of the Company and its subsidiaries. The restricted shares will vest in five years, on August 8, 2024. In the event that any recipient’s employment with the Company or its subsidiaries is terminated before August 8, 2024, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share.
2.	Non-qualified stock options for the purchase of 160,000 shares have been granted to 20 key employees of the Company and its subsidiaries. The options are fully vested, have a five-year term. None of these 160,000 options were granted to the three executive officers of the Company.
3.	Non-qualified stock options for the purchase of 265,000 shares have been granted to the eight current directors on the Company’s Board of Directors. Roland Kohl, the Company’s Chief Executive Officer and Chairman of the Board, has an option to purchase 60,000 of these option shares. The options are fully vested and have a five-year term.

None of the shares underlying the options issued to the 20 employees and the eight directors have been registered. Accordingly, none of the shares can be sold for at least six months after the applicable option has been exercised by the employee or director.

The recipients of the 175,000 restricted shares and the 160,000 stock options entered into voting agreements pursuant to which the holders agreed to vote their Company shares in favor of management’s proposals.

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

Audit Committee. During fiscal 2020, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met twice during fiscal 2020. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee. During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov (Brian Geary served on the Compensation Committee until his resignation on December 31, 2019). The Compensation Committee administers the Company’s 2010 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

All of the Company’s directors (there currently are eight directors, six of whom are independent) participate in the selection of director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Option and Restricted Stock Plans

On June 26, 2019, the Company has adopted the 2010 Stock Option And Restricted Stock Plan (the “2010 Option Plan”) that covered 600,000 shares of the Common Shares. The Option Plan provided for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company and for the grant of shares of restricted stock. The 2010 Option Plan expired on June 26, 2020. On the date that the 2010 Option Plan expired on June 26, 2020, awards for all 600,000 shares available for grant under the 2010 Stock Option Plan have been granted, and no additional shares were available for grant under the 2020 Option Plan.

Because the 2010 Option Plan was about to expire, on June 20, 2020, the Company adopted the 2020 Stock Option And Restricted Stock Plan (the “2020 Option Plan”). Under the new option and restricted stock plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 500,000 shares. To date, no options have been granted under the 2020 Option Plan. The adoption of the 2020 Stock Option Plan is subject to the approval of the Company’s shareholders and will not become effective unless approved by the shareholders. Accordingly, the Company intends to submit the 2020 Option Plan to the shareholders for their approval at the 2020 annual meeting of shareholders to be held later in 2020.

Employees

As of the end of July 2020, the Company had a total of 206 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 89 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 109 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

In addition to the employees hired by the Company (directly or through its wholly-owned subsidiaries), Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of 99 employees as of July 31, 2020.

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

Myanmar has adopted comprehensive labor laws that now allow employees to unionize. However, none of the employees currently employed at the Myanmar facility belong to a union. As in China, many of the workers at the Company’s Myanmar facility are seasonal workers who frequently change jobs. As a result, Kayser Myanmar typically only has a short-term relationship with these employees.

Share Ownership

The share ownership of the Company’s officers and directors is listed under Item 7 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of August 17, 2020, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	674,067	(2)	16.7%
Tiko Aharonov	285,000	(3)	7.1%
Heiko Sonnekalb	25,000	(4)	*
George Leung Wing Chan	28,000	(5)	*
Dirk Hermann	51,286	(4)	1.3%
Irene Wong Ping Yim	43,000	(6)	1.1%
Kevin Yang Kuang Yu	36,224	(5)	*
Uri Bernhard Oppenheimer	52,000	(5)	1.3%
Alan Chan	50,000		1.2%
Ringo Tsang	50,000		1.2%
All Directors and Officers as a Group (10 Persons)	1,294,577	(7)	31.1%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes currently exercisable options to purchase 60,000 shares.
(3)	Includes currently exercisable options to purchase 50,000 shares.
(4)	Includes currently exercisable options to purchase 20,000 shares.
(5)	Includes currently exercisable options to purchase 25,000 shares.
(6)	Includes currently exercisable options to purchase 40,000 shares.
(7)	Includes currently exercisable options to purchase 195,000 shares.

As of July 31, 2020, the Company had 52 record holders, of whom 26 were residents of the United States. To the Company’s knowledge, foreign record holders own 553,347 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 20% of the Company’s outstanding shares are owned by foreign shareholders. David Tamir, one of the co-founders of the Company and the owner or 359,830 shares died in 2018. The Company believes that all, or a substantial portion of his shares have been sold by Mr. Tamir’s estate. Other than the foregoing sale of Mr. Tamir’s shares, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2020. However, as described elsewhere in this Annual Report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Myanmar in those interactions.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B. Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C. Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company made one dividend payment for the fiscal year ended March 31, 2020 (the Company’s Board declared a dividend of $0.08 per share in February 2020, which dividend was paid on April 6, 2020).

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

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On July 31, 2020, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $2.63 per share. As of July 31, 2020, there were 52 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of both March 31, 2020 and July 31, 2020, there were 3,971,825 Common Shares outstanding; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2020 and July 31, 2020, options to purchase 385,000 and 425,000 Common Shares were outstanding, respectively.

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

Directors are elected by a plurality of the votes cast by the shareholders at a duly convened and constituted meeting of the shareholders. As a result, candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, are elected.

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

Dividends and Paying Agents

The Company has, during the past few years, periodically made dividend payments to its shareholders. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company has not set a date on which annual, or other, dividends are paid. To date, the Company has used its transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021 U.S.A., as its dividend paying agent.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2020. Because the Company had cash and cash equivalents of $8,827,000 available as of March 31, 2020 and no interest bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

On December 2, 2019, the Company amended Regulation 8.1 of its Amended and Restated Articles of Association to require Directors to be elected by a plurality of the votes cast by the shareholders at a duly convened and constituted meeting of the shareholders. Prior to the amendment, the Company used a modified majority voting system. As a result of the amendment, in future elections, candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2020, our disclosure controls and procedures were not effective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We intend to undertake the additional remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2020.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, the following three material weaknesses in our internal control over financial reporting were identified as of March 31, 2020: (i) We have not maintained sufficient internal controls over cash related controls in our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Although many of financial transactions in Myanmar are conducted with cash, the effects of poor cash controls were mitigated by the fact that we only maintained a small balance of cash in Myanmar; (ii) We do not have sufficient and skilled accounting personnel, particularly in Myanmar, with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; (iii) We do not have appropriate and adequate policies and procedures in place in Myanmar to evaluate the proper accounting and disclosures of key transactions and documents.

The material weaknesses described above may result in a material misstatement of the Company’s consolidated financial statements that may not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was ineffective as of March 31, 2020, based on the above criteria.

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

Management’s Plan for Remediation of Material Weaknesses

The Company has been engaged in, and continues to be engaged in, making necessary changes and improvements to its internal control system to address the material weakness in internal control over financial reporting described above. These actions include:

(a) The Company intends to strengthen our monitoring of cash transactions and to increase the use of cheques and direct debit;

(b) The Company intends to continue to upgrade our Myanmar finance department staff through additional training and through more frequent in-person reviews from, and more comprehensive monitoring by our Hong Kong employees who are knowledgeable about U.S. GAAP.

(c) The Company intends to hire additional staff and/or outside consultants experienced in U.S. GAAP financial reporting as well as in SEC reporting requirements if necessary.

(d) The Company plans to design and implement more robust financial reporting and management controls over its accounting and financial reporting functions among all its facilities.

Changes in Internal Control Over Financial Reporting

The Company initiated its remediation of material weaknesses identified above, which steps were being implemented during the period covered by this Annual Report.

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

The following table presents the aggregate fees for professional services and other services rendered by Deloitte, Gumbiner and Centurion for the periods indicated:

	2019	2020
Audit Fees (1) - Deloitte	$251,000	$50,000
Audit Fees (1) - Gumbiner	$-	$100,000
Audit Fees (1) - Centurion	$-	$270,000
Tax Fees (2)	-	-
Total	$251,000	$420,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns.

As part of its policies and procedures, all audit related services, tax services and other services, if any, rendered by our independent registered public accounting firms were pre-approved by the Audit Committee.

16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

16F.	Change in Registrant’s Certifying Accountant

On January 21, 2020 the auditor-client relationship between the Company and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) was ended after careful consideration and evaluation by the Company’s Audit Committee and with the approval of the Board of Directors of the Company.

Deloitte’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2019 and March 31, 2018 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2019 and March 31, 2018 and through the subsequent interim period on or prior to January 21, 2020, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its report.

The Company provided Deloitte with a copy of the disclosures under this Item 16F and requested that Deloitte provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Deloitte’s letter, dated August 17, 2020, is furnished as Exhibit 4.12 to this Form 20-F.

On January 21, 2020 the Company appointed Gumbiner Savett Inc. (“Gumbiner”) as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2020. Gumbiner is an assurance, tax, and business advisory firm based in Santa Monica, California, U.S.A. During the Company’s fiscal years ended March 31, 2018 and 2019 and through the subsequent interim period on or prior to January 21, 2020, neither the Company nor anyone on its behalf has consulted with Gumbiner on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

In July 2020 the Audit Committee of the Company’s Board of Directors was informed that Gumbiner would not be able to complete its audit of the Company’s financial statements for the year ended March 31, 2020 by the July 31, 2020 deadline for filing this Annual Report on Form 20-F with the SEC. Furthermore, because of the on-going travel restrictions resulting from the worldwide COVID-19 pandemic and the resulting lack of access to the Company’s records and facilities in Hong Kong, Shenzhen, China, or Yangon, Myanmar, it also was uncertain when Gumbiner would be able to complete the audit. Accordingly, on July 20, 2020 the Company’s Audit Committee dismissed Gumbiner, and on July 24, 2020 the Audit Committee appointed Centurion ZD CPA & Co. (“Centurion”), an accounting firm based in Hong Kong, as the Company’s independent registered public accounting firm for fiscal year ended March 31, 2020. The Audit Committee has authorized both Deloitte and Gumbiner to respond fully to all inquiries from Centurion.

Gumbiner performed substantive work with respect to the audit work for the fiscal year ended March 31, 2020 but did not complete its work or issue an audit report. During the course of its work, Gumbiner informed the Company that it believed that there were material weaknesses in the Company’s internal control over financial reporting as of March 31, 2020. There were no disagreements with Gumbiner on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) or reportable event(s), if not resolved to the satisfaction of Gumbiner would have caused Gumbiner to make reference to the subject matter of the disagreement(s) or reportable event(s) in connection with its report on the Company’s consolidated financial statements for the March 31, 2020 fiscal year.

The dismissal of Gumbiner was reported by the Company in a report on Form 6-K that was filed with the SEC on July 30, 2020. In accordance with Item 304(a)(3) of Regulation S-K, the Company provided Gumbiner with a copy of the statements set forth in the July 30, 2020 Form 6-K filing with the SEC. The Company requested that Gumbiner furnish the Company with a letter addressed to the SEC stating whether such accounting firm agrees with the statements in this Form 6-K as required by SEC rules, and Gumbiner has furnished the requested letter, which letter is attached as Exhibit 99.1 to the July 30, 2020 Form 6-K.

Centurion was appointed as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2020 on July 24, 2020. During the Company’s fiscal years ended March 31, 2018, 2019 and 2020, and through the subsequent interim period on or prior to July 24, 2020, neither the Company nor anyone on its behalf has consulted with Centurion on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant's Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.2	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.3	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.4	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.5	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.6	Lease Agreement, dated March 29, 2019, between Kayser Myanmar Manufacturing Company Ltd. and Konig Company Limited (incorporated by reference to the registrant’s Annual Report on Form 6-K filed on May 24, 2019).

4.7	Long Cheng Industrial Zone General Estate Rental Supplementary Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective January 1, 2019 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019)#

4.8	Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020*#

4.9	Rental Contract Supplementary Agreement between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020*#

4.10	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 8th April 2020*

4.11	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 8th April 2020*

4.12	Letter dated August 17, 2020 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this Annual Report.

4.13	Letter dated July 30, 2020 from Gumbiner Savett, Inc. regarding Item 16F of this Annual Report (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K filed on July 30, 2020).

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

15.2	Consent of Independent Registered Public Accounting Firm - Centurion ZD CPA & Co.*

101	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i)	Consolidated Balance Sheets as of March 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2018, 2019 and 2020; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

*	Filed herewith
#	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date: August 17, 2020

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2018, 2019 and 2020
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Group’s auditor since 2020.

Hong Kong, China

August 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with the accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu

Hong Kong

July 2, 2019

We have served as the Group’s auditor since 2011. In 2019 we become the predecessor auditor.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2018	2019	2020
	$	$	$

Revenue from contracts with customers	19,166	14,277	12,558
Cost of sales	(12,424)	(10,697)	(8,405)

Gross profit	6,742	3,580	4,153
Selling, general and administrative expenses	(4,804)	(4,335)	(3,406)

Operating income (loss)	1,938	(755)	747

Non-operating income (expense):
Exchange gain (loss), net	63	(8)	7
Interest income	16	33	65
Other income	5	8	61
Gain on disposal of property, plant and equipment	50	28	16

Total non-operating income	134	61	149

Income (loss) before income taxes	2,072	(694)	896
Income taxes (note 3)	(512)	26	(209)

Net income (loss)	1,560	(668)	687
Net (profit) loss attributable to non-controlling interests	(10)	38	(1)

Net income (loss) attributable to Highway Holdings Limited’s shareholders	1,550	(630)	686

Net income (loss) per share:
- basic	0.41	(0.17)	0.18
- diluted	0.41	(0.17)	0.18

Weighted average number of shares outstanding:
- basic	3,801,874	3,801,874	3,909,976
- diluted	3,801,874	3,801,874	3,909,976

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended March 31,
	2018	2019	2020
	$	$	$

Net income (loss)	1,560	(668)	687
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustment	136	(35)	231

Comprehensive income (loss)	1,696	(703)	918
Comprehensive (income) loss attributable to non-controlling interest	(10)	38	(1)

Comprehensive income (loss) attributable to Highway Holdings Limited’s shareholders	1,686	(665)	917

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2019	2020
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	8,827	8,827
Accounts receivable, net (note 5)	2,264	2,008
Inventories, net (note 6)	1,539	2,000
Prepaid expenses and other current assets (note 7)	722	388

Total current assets	13,352	13,223
Goodwill, net	-	-
Property, plant and equipment, net (note 8)	886	878
Operating lease right-of-use assets (note 12)	-	3,710
Long-term deposits	66	263
Long-term loan receivable	75	95
Long-term rental prepayment (note 9)	871	-
Investments in equity method investees (note 10)	-	-

TOTAL ASSETS	15,250	18,169

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,161	997
Operating lease liabilities, current (note 12)	-	782
Accrued expenses and other current liabilities (note 11)	2,989	2,294
Income tax payable	602	564
Dividend payable	329	351

Total current liabilities	5,081	4,988
Operating lease liabilities, non-current (note 12)	-	2,034
Deferred income taxes (note 3)	32	229

Total liabilities	5,113	7,251

Commitments and contingencies (note 13)

Shareholders’ equity:
Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2019 and 2020)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,801,874 shares as of March 31, 2019 and 3,971,825 shares as of March 31, 2020 issued and outstanding)	38	40
Additional paid-in capital	11,370	11,537
Accumulated deficit	(1,233)	(865)
Treasury shares, at cost - 5,049 shares as of March 31, 2019 and nil shares as of March 31, 2020 (note 14)	(14)	-
Accumulated other comprehensive (loss) income	(35)	196

Total Highway Holdings shareholder’s equity	10,126	10,908

Non-controlling interests	11	10

Total Equity	10,137	10,918

TOTAL LIABILITIES AND EQUITY	15,250	18,169

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
							Total
							Highway
	Common shares,			Retained	Accumulated		Holdings
	issued and		Additional	profits	other	Treasury	Limited’s	Non-
	outstanding		paid-in	(Accumulated	comprehensive	shares,	Shareholders’	controlling	Total
	Shares	Amount	capital	deficit)	income (loss)	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2017	3,802	38	11,370	13	(136)	(14)	11,271	39	11,310
Net income	-	-	-	1,550	-	-	1,550	10	1,560
Cash dividends ($0.32 per share)	-	-	-	(1,216)	-	-	(1,216)	-	(1,216)
Translation adjustments	-	-	-	-	136	-	136	-	136

As of March 31, 2018	3,802	38	11,370	347	-	(14)	11,741	49	11,790
Net loss	-	-	-	(630)	-	-	(630)	(38)	(668)
Cash dividends ($0.25 per share)	-	-	-	(950)	-	-	(950)	-	(950)
Translation adjustments	-	-	-	-	(35)	-	(35)	-	(35)

As of March 31, 2019	3,802	38	11,370	(1,233)	(35)	(14)	10,126	11	10,137
Shares issued	175	2	-	-	-	-	2	-	2
Shares cancelled	(5)	-	(14)	-	-	14	-	-	-
Share-based compensation	-	-	181	-	-	-	181	-	181
Net income	-	-	-	687	-	-	687	(1)	686
Cash dividends ($0.08 per share)	-	-	-	(319)	-	-	(319)	-	(319)
Translation adjustments	-	-	-	-	231	-	231	-	231

As of March 31, 2020	3,972	40	11,537	(865)	196	-	10,908	10	10,918

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2018	2019	2020
	$	$	$
Cash flows from operating activities:
Net income (loss)	1,560	(668)	687
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	319	261	145
Amortization of operating lease right-of-use assets	-	-	1,074
Deferred tax benefit	-	-	209
Impairment of goodwill	-	77	-
Reverse of write down for doubtful receivables	(66)	-	-
Write-down of inventories	45	419	39
Write-down of property, plant and equipment	113	233	-
Gain on disposal of property, plant and equipment	(50)	(28)	(16)
Share-based compensation expenses	-	-	181
Changes in operating assets and liabilities:
Accounts receivable	1,246	(41)	232
Inventories	(580)	878	(559)
Prepaid expenses and other current assets	17	8	58
Accounts payable	(1,507)	270	(121)
Accrued expenses and other current liabilities	852	(850)	(570)
Operating lease liabilities	-	-	(909)
Income tax payable	439	(170)	1
Long-term rental prepayment	-	(871)	-
Long-term deposits	-	45	(9)

Net cash provided by (used in) operating activities	2,388	(437)	442

Cash flows from investing activities:
Purchase of property, plant and equipment	(271)	(695)	(91)
Payment of long-term loan receivable	-	(75)	-
Proceeds from disposal of property, plant and equipment	129	34	27

Net cash used in investing activities	(142)	(736)	(64)

Cash flows from financing activities:
Cash dividends paid	(1,031)	(1,244)	(297)

Net increase (decrease) in cash and cash equivalents	1,215	(2,417)	81
Cash and cash equivalents at the beginning of year	10,028	11,267	8,827
Effect of exchange rate changes on cash and cash equivalents	24	(23)	(81)

Cash and cash equivalents at the end of year	11,267	8,827	8,827

Supplemental disclosure of cash flow information:
Income taxes	35	144	10

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

(b) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, valuation of goodwill, allowance for doubtful receivables, loan receivables valuation assessment, inventories impairment assessment, property, plant and equipment impairment assessment, the valuation of stock-based compensation, the valuation allowance for deferred tax assets and the valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c) Investments under equity method - continued - When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

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

(f) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principle and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The Group establishes an allowance for uncollectible loan receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible loan receivables are written off when the Group has determined the balance will not be collected. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2018, 2019 and 2020.

(g) Inventories - Inventories are stated at the lower of cost and net realizable value, with cost determined by the first-in-first-out method. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions.

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

The gross amount of goodwill and accumulated impairment losses as of March 31, 2019 and 2020 are as follows:

Kayser Myanmar
$

Gross as of April 1, 2018, March 31, 2019 and 2020	77
Accumulated impairment loss as of April 1, 2018	-
Impairment losses during the year ended March 31, 2019	(77)
Accumulated impairment loss as at March 31, 2019 and 2020	(77)
Net as of March 31, 2019 and 2020	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Goodwill - continued - The balance represented the carrying value of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”) and had an aggregate carrying amount of $77 as of year ended March 31, 2018. During the year ended March 31, 2019, the Group has tested goodwill for impairment and estimated the fair value of Kayser Myanmar by using the income approach in step 1 of the impairment test. Based on the quantitative test, it was determined the fair value was more likely than not below its carrying amount. Management has identified several determinative events and factors, which has led to the above conclusion, included: (1) the financial result of Kayser Myanmar was below management’s expectations due to higher than expected supply chain cost and increased competition, (2) the fiscal year 2020 annual budget operating plan in March 31, 2019, which provided additional insights into expectations and priorities for the coming years, such as lower growth and margin expectations and (3) increased and prolonged economic and regulatory uncertainty in the global economics as of March 31, 2019. Management has compared the implied fair value of Kayser Myanmar’s goodwill to the carrying value of the goodwill which is step 2 of the two-step impairment test. An impairment loss was recognized for the excess in the carrying value of goodwill over the implied fair value of goodwill.

As a result of the two-step impairment test, the Group has recognized a $77 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation. No impairment expenses were recognized during the years ended March 31, 2018 and 2020.

(i) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 5 to 10 years for machinery and equipment, shorter of the lease term or the estimated useful life for leasehold improvements and 2 to 5 years for other property, plant and equipment.

(j) Impairment or disposal of long-lived assets (other than goodwill) - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the sum of the estimated undiscounted future cash flows and the eventual disposition. Management would estimate the future cash flow used to test the recoverability of the asset included the budgeted cash inflows less associated cash outflows, which are directly associated with the result of use. The estimation should exclude the interest charges which will be recognized as an expense when incurred. Management would consider all available evidence during the estimation process, to ensure the estimated budget would be the most possible outcomes. If the sum of the expected undiscounted cashflow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j) Impairment or disposal of long-lived assets (other than goodwill) - continued - During the year ended 2020 and 2019, the Group has reviewed the long-lived assets for impairment, since there are serval indicative events and factors identified, including (1) significant adverse changes in the business climate, (2) operating and cash flow losses in prior year, and (3) changes in production plan by shifting certain production lines from Shenzhen to Myanmar. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. The Group has recognized an impairment of long-lived assets amounted to $113, $233 and $nil during the years ended March 31, 2018, 2019 and 2020. The impairment has been recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets.

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

(2)	Picking up goods by customers in the Group’s warehouse, the Group has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers.

The Group did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the years ended March 31, 2019 and 2020. Accordingly, the timing of revenue recognition is not impacted by the new standard.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Revenue recognition - continued

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2018, 2019 and 2020 amounted to $57, $77 and $90 respectively.

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

Disaggregation of revenue

The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 19 for product revenues by segment.

Contract balances

The Group did not recognize any contract asset as of March 31, 2019 and March 31, 2020. The timing between the recognition of revenue and receipt of payment is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2019 and March 31, 2020, the balances of the contract liabilities are $25 and $39, including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2020 were recognized as revenue during the year ended March 31, 2020 and all contract liabilities as of year ended March 31, 2020 are expected to be realized in the following year.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Staff retirement plan costs - The Group’s costs related to the staff retirement plans (see note 17) are charged to the consolidated statement of operations as incurred.

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

The books and records of the Company’s major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars, Myanmar kyat and Renminbi, which are also their respective functional currencies. The financial statements of the Group’s entities of which the functional currency is not U.S. dollars are translated from their respective functional currency into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Equity accounts other than earnings generated in current period are translated into U.S. dollars at the appropriate historical rates. Income and expense items are translated into U.S. dollars at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

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

(p) Net income (loss) per share - Basic net income (loss) per share is computed by dividing net income (loss) attributable to the Company by the weighted average number of common shares outstanding during the year.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Net income (loss) per share - continued - Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are antidilutive when the conversion of ordinary shares increases the earnings per share or decreases the net loss per share.

(q) Comprehensive income (loss) - Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented net of tax.

The Group presents the components of net income (loss), the components of other comprehensive income (loss) and total comprehensive income (loss) in two separate but consecutive statements.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Stock-based compensation – The Group adopted the provisions of ASC Topic 718 which requires the Group to measure and recognize compensation expenses for an award of an equity instrument based on the grant-date fair value. The cost is recognized over the vesting period (or the requisite service period). Further, ASC Topic 718 requires the Group to estimate forfeitures in calculating the expense related to stock-based compensation.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Valuation Model, and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; and (b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, over the vesting period. The expected volatility was based on the historical volatilities of the Company’s listed common stocks in the United States and other relevant market information. The Company uses historical data to estimate share option exercises and employee departure behavior used in the valuation model. The expected terms of share options granted is derived from the output of the option pricing model and represents the period of time that share options granted are expected to be outstanding. Since the share options once exercised will primarily trade in the U.S. capital market, the risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

There were no grants to non-employee consultants after the effectiveness of ASU 2018-07—Compensation—stock compensation (Topic 718)—Improvements to nonemployee share-based payment accounting.

(u) Recently Adopted Accounting Standards – On April 1, 2019, the Group adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

On April 1, 2019, the Group adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after April 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840.

The Group elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward its historical lease classification, its assessment on whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to April 1, 2019. The Group also elected to combine its lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Recently Adopted Accounting Standards – continued - Upon adoption, the Group recognized total ROU assets of $2,184, with corresponding liabilities of $1,275 on the consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption of the new lease standard does not have significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

Under Topic 842, the Group determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Group considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Group’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current and non-current operating lease liabilities, on the consolidated balance sheets.

(v) Accounting standards issued but not adopted as of March 31, 2020 - In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Accounting standards issued but not adopted as of March 31, 2020 - continued - In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group expects the adoption of the new guidance will not have an impact on the consolidated financial statements.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Accounting standards issued but not adopted as of March 31, 2020 - continued - In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities, which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Group is currently evaluating the impact of adopting this guidance.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Group is evaluating the impact this update will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2018, 2019 and 2020.

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

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2018, 2019 and 2020. However, Kayser Myanmar enjoyed a tax exemption for the period through the end of December 31, 2017 and was subject to an income tax rate of 25% starting from January 1, 2018 onward.

The components of income before income (loss) taxes are as follows:

	Year ended March 31,
	2018	2019	2020
	$	$	$

Hong Kong	955	(850)	673
China	1,060	398	229
Myanmar	57	(242)	(6)
	2,072	(694)	896

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Income tax expense (credit) consists of the following:

	Year ended March 31,
	2018	2019	2020
	$	$	$
Current tax:

Hong Kong
Current tax	156	4	11
Overprovision in prior year	-	(30)	-

China
Current tax	356	-	-

Deferred tax:
Current tax	-	-	198
Total	512	(26)	209

A reconciliation between income taxes computed by applying the Hong Kong profits tax rate to profit/loss before income taxes, the income taxes are as follows:

	Year ended March 31,
	2018	2019	2020
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	2.1	3.3	26.9
Changes in valuation allowances	(1.4)	(0.4)	1.1
Overprovision of profits tax in prior year	(2.1)	4.3	-
Effect of different tax rate of subsidiaries operating in other jurisdictions	4.3	(1.9)	1.8
Tax effect of tax losses not recognized	0.0	(30.0)	0.1
Utilization of tax losses previously not recognized	(1.0)	12.7	(11.6)
Others	6.2	(0.8)	(11.5)
Effective tax rate	24.6	3.7	23.3

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Deferred income tax assets (liabilities) are as follows:

	As of March 31,
	2019	2020
	$	$
Deferred tax liabilities:
Property, plant and equipment	32	5
ROU assets	-	829
Total deferred tax liabilities	32	834

Deferred tax assets:
Lease liabilities	-	(605)
Tax loss carryforwards	(594)	(478)
Deferred deductible expenses	(74)	(74)
Valuation allowance	668	552
Total deferred tax assets	-	(605)
Net deferred tax liabilities	32	229

Movement of valuation allowances are as follows:

	Year ended March 31,
	2018	2019	2020
	$	$	$

At the beginning of the year	567	548	668
Current year (reduction) addition	(19)	120	(116)
At the end of the year	548	668	552

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2019 and 2020, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2019 and 2020, tax losses amounting to approximately $3,424 and $2,723. As of March 31, 2020, the tax losses carried forward of $242 and $99, respectively, are to expire during the year ending March 31, 2023 and 2025, respectively. As of March 31, 2019 and 2020, the other tax losses carried forward of $3,083 and $2,382, respectively may be carried forward indefinitely.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2019 and 2020, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2008 to 2020 remain subject to examination by the Hong Kong tax authority.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2019	2020
	$	$

Cash on hand	1	12
Bank deposits	6,874	7,748
Short term investments	1,952	1,067
	8,827	8,827

Short term investments are highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2019	2020
	$	$

Accounts receivable	2,264	2,008
Allowances for doubtful receivables	-	-
	2,264	2,008

Details of the movements of the allowances for doubtful receivables are as follows:

	Year ended March 31,
	2018	2019	2020
	$	$	$

At beginning of year	66	-	-
Reversal for the year	(66)	-	-
At end of year	-	-	-

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2019	2020
	$	$

Raw materials	1,200	1,346
Work in progress	40	234
Finished goods	299	420
	1,539	2,000

Slow moving inventories amounting to $45, $419 and $39 were written off during the years ended March 31, 2018, 2019 and 2020, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2019	2020
	$	$

Prepaid expenses	137	129
Short-term rental prepayment	79	-
Payment in advance	110	140
Deposits	373	108
Other	23	11
	722	388

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2019	2020
	$	$
At cost:
Machinery and equipment	12,284	12,135
Furniture and fixtures	464	90
Leasehold improvements	1,044	1,120
Motor vehicles	153	162
Total	13,945	13,507
Less: Accumulated depreciation and impairment	(13,059)	(12,629)
Property, plant and equipment, net	886	878

Depreciation expense incurred for the years ended March 31, 2018, 2019 and 2020 were $319, $261 and $145, respectively.

Impairment of property, plant and equipment amounting to $113, $233 and $nil incurred during the years ended March 31, 2018, 2019 and 2020, respectively.

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

The lease for the New Facility has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $7.2 per month as of March 31, 2020).

Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments. Upon application of Topic 842, the current and non-current portion of rental prepayment as of April 1, 2019 for $79 and $871 respectively were reclassified to ROU assets.

10.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2019 and 2020 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2019	2020
	$	$
The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)
Investments in equity investees reported in the consolidated balance sheets	-	-

As of December 31, 2019 and 2020, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2019 and 2020.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2019	2020
	$	$

Accrued payroll	822	134
Accrued housing allowance	294	214
Accrued other social benefits	1,087	1,167
Deposits received from customers	25	39
Unbilled purchases from suppliers	35	-
Accrued audit fee	251	430
Others	475	310
	2,989	2,294

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2020. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate.

12.	LEASES

On March 21, 2020 , the Group entered into two lease agreements for executive and administrative offices in Hong Kong, under three-year leases that expire in March 2023.

On March 1, 2020 , the Group entered into two lease agreements for factory space and dormitories located in Shenzhen, China that expire in February 2023.

On March 29, 2019, Kayser Myanmar entered into a 50-year lease of a manufacturing facility in Yangon, Myanmar. Kayser Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $7.2 per month as of March 31, 2020). At inception, Kayser Myanmar has paid $950 as prepaid rent under the lease, approximately 12 years of rental payments.

	2020
	$

Operating lease cost	991	*
Weighted Average Remaining Lease Term - Operating leases	7.51 years
Weighted Average Discount Rate - Operating leases	7.63%

*	Included unconditional government subsidy and sublease income with total amount $289 for factory space and dormitories located in Shenzhen.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	LEASES - continued

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2020:

Operating leases
$
Year ending March 31,
2021	888
2022	933
2023	908
2024	-
2025	-
Thereafter	3,275
Total undiscounted cash flows	6,004
Less: imputed interest	(3,188)
Present value of lease liabilities	2,816

13.	CAPITAL COMMITMENTS AND CONTINGENCIES

As of March 31, 2019 and 2020, the Group had no commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment.

14.	TREASURY STOCK

as of March 31, 2019 and 2020, 5,049 and nil shares were held in treasury and were not eligible to vote, respectively.

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

Accounts receivable from the three customers with the largest receivable balances as of March 31, 2019 and 2020 are as follows:

	Percentage of
	accounts receivable
	2019	2020
	%	%

Customer A	61.1	47.4
Customer B	10.2	**
Customer C	6.9	18.4
Customer D	**	6.7
Three largest receivable balances	78.2	72.5

**	not among the top three receivable balances as of respective year end.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2018, 2019 and 2020 are as follows:

	Year ended March 31,
	2018	2019	2020
	%	%	%

Customer A (note a)	51.4	47.7	48.2
Customer B (note a)	15.8	18.0	20.8
Customer C (note b)	10.8	11.2	N/A
	78.0	76.9	69.0

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer were reported in the Electric OEM operating segment.

16.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for years indicated:

	Year ended March 31,
	2018	2019	2020
	$	$	$
Net income (loss) attributable to Highway Holdings Limited’s shareholders, basic and diluted	1,550	(630)	686

Shares:
Weighted average common shares used in computing basic net income per share	3,801,874	3,801,874	3,909,976

Net income (loss) per share, basic	0.41	(0.17)	0.18

There were no dilutive securities for the years ended March 31, 2018, 2019 and 2020.

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

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on the staff’s relevant compensation.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong and China amounted to $242, $114 and $223 for the years ended March 31, 2018, 2019 and 2020, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	STOCK OPTIONS AND RESTRICTED SHARES

The Group has adopted the “2010 Stock Option and Restricted Stock Plan” (the “2010 Option Plan”). The 2010 Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of common shares subject to the option and the option’s exercisability. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years.

Under the 2010 Option Plan, the Group is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. On August 8, 2019, the Board of Directors of the Company granted awards for a total of 585,000 shares of stock options and restricted shares under the Company’s 2010 Option Plan. The awards consisted of 160,000 non-qualified share options to 20 key employees, 250,000 non-qualified share options to 7 directors of the Company, including 60,000 options to the Company’s Chief Executive Officer and Chairman of the Board, and 175,000 restricted shares to 12 managers and key employees.

The stock options are fully vested, have a five-year term, and an exercise price of $1.97 (the closing price of the Company’s common stock on August 7, 2019). The restricted shares granted will vest in five years, on August 8, 2024. In the event that any recipient’s employment with the Company or its subsidiaries is terminated before August 8, 2024, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share.

Stock Options Issued to Directors and Key Employees

For the year ended March 31, 2020, 410,000 stock options were granted by the Company. The fair value of options granted to employees and directors in fiscal year 2020 was $0.33 per stock option. It was estimated on the date of grant using the Black-Scholes Option Valuation Model:

2020

Stock price	$1.97
Risk-free interest rate	1.66%
Expected life	2.5 years
Expected volatility	41.83%
Expected dividend yield	8%

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	STOCK OPTIONS AND RESTRICTED SHARES - continued

The expected volatility was based on the volatilities of the Company’s listed common stocks in the United States and other relevant market information. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. The dividend yield assumption is based on the Group’s history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

As of March 31, 2020, compensation expense of $135 is included in selling, general and administrative expenses.

There was no unrecognized compensation cost related to non-vested stock options granted under the 2010 Option Plan, nor non-vested stock options as at March 31, 2020.

A summary of stock option activity during the year ended March 31, 2020 is as follows:

			Weighted
		Weighted	average
	Number of	average	remaining
	stock	exercise	contractual
	options	price	life (years)
		$
Outstanding as of April 1, 2019	-	-	-
Granted	410,000	1.97	-
Exercised	-	-	-
Cancelled	(25,000)	-	-

Outstanding as of March 31, 2020	385,000	1.97	4.36

Exercisable as of March 31, 2020	385,000	1.97	4.36

The aggregate intrinsic values of the stock options outstanding as of March 31, 2020 were $23.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	STOCK OPTIONS AND RESTRICTED SHARES - continued

Restricted Shares Issued to Key Employees

For the year ended March 31, 2020, 175,000 restricted shares were granted to key employees under the 2010 Option Plan. The restricted shares will vest in five years. In the event that any recipient’s employment with the Group is terminated before August 8, 2024, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share.

The restricted shares granted under the 2010 Option Plan resulted in a compensation expense of $46 for the year ended March 31, 2020, which is included in selling, general and administrative expenses.

As of March 31, 2020, there was $299 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan. The cost was expected to be recognized over a weighted-average period of 4.36 years.

As of March 31, 2020, the Company has the right to repurchase 152,370 restricted shares, with weighted average grant date fair value at a price of $1.97 per share, at a price of $0.01 per share.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION

The Group’s chief operating decision maker, who has been identified as the Company’s Chief Executive Officer, evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

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

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2018	2019	2020
	$	$	$
Revenue from contracts with customers:
Metal stamping and Mechanical OEM	9,638	7,717	6,929
Electric OEM	9,528	6,560	5,629
Total revenue from contracts with customers	19,166	14,277	12,558

Operating income (loss):
Metal stamping and Mechanical OEM	955	(405)	458
Electric OEM	1,123	(250)	355
Corporate	(140)	(100)	(66)
Total operating income (loss)	1,938	(755)	747

Depreciation expense:
Metal stamping and Mechanical OEM	160	133	83
Electric OEM	159	128	62
Total depreciation	319	261	145

Capital expenditure:
Metal stamping and Mechanical OEM	136	398	53
Electric OEM	135	297	38
Total capital expenditure	271	695	91

	As of March 31,
	2019	2020
	$	$
Total assets:
Metal stamping and Mechanical OEM	8,084	9,753
Electric OEM	7,000	8,248
Corporate	166	168
Total assets	15,250	18,169

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

19.	SEGMENT INFORMATION - continued

	As of March 31,
	2019	2020
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	513	520
Electric OEM	373	358
Total property, plant and equipment, net	886	878

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2018	2019	2020
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	4,086	2,794	2,186
Europe	14,446	10,901	9,790
Other Asian countries	46	128	-
North America	588	454	582
Total revenue from contracts with customers	19,166	14,277	12,558

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2019	2020
	$	$
Property, plant and equipment, net:
Hong Kong and China	147	127
Myanmar	739	751
Total property, plant and equipment, net	886	878

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

20.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2018, 2019 and 2020.

21.	SUBSEQUENT EVENT

The Company’s financial results for the fiscal year ended March 31, 2020 were negatively affected by COVID-19. The Company’s Shenzhen, China offices were closed in mid-January 2020 for the annual Chinese New Year holiday and remained closed until late February 2020 as a result of the COVID-19 pandemic. In addition, production at the Shenzhen facilities was reduced due to on-going restrictions on factory operations related to COVID-19 shutdown. During this period, the Company’s Myanmar factory remained open and continued to operate until April 2020. It was closed for most of April 2020. These closures affected the Company’s operations in the fourth quarter of fiscal 2020 and will impact the Company’s operations in fiscal 2021.

The decreases in overall business and financing activities resulting from COVID-19 are expected to have a negative effect on the Company’s businesses for an uncertain period of time.

* * * * * *