Form 20-F/A
period 2020-03-31
HIGHWAY HOLDINGS LTD
filed 2020-08-20
CIK 1026785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from ____________ to ______________

OR

 ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38490

HIGHWAY HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of Highway Holdings Limited for the year ended March 31, 2020 filed on August 17, 2020 (the “Original Filing”) is being filed solely for the purpose of filing the correctly dated version of the Consent of Independent Registered Public Accounting Firm - Centurion ZD CPA & Co. as Exhibit 15.2 hereto. Except as noted above, this Amendment does not update or modify any disclosures in the Original Filing or reflect any events occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

Item 19. Exhibits. The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant's Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.2	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.3	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.4	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.5	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.6	Lease Agreement, dated March 29, 2019, between Kayser Myanmar Manufacturing Company Ltd. and Konig Company Limited (incorporated by reference to the registrant’s Annual Report on Form 6-K filed on May 24, 2019).

4.7	Long Cheng Industrial Zone General Estate Rental Supplementary Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective January 1, 2019 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019)#

4.8	Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020#

4.9	Rental Contract Supplementary Agreement between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020#

4.10	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 8th April 2020

4.11	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 8th April 2020

4.12	Letter dated August 17, 2020 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this Annual Report.

4.13	Letter dated July 30, 2020 from Gumbiner Savett, Inc. regarding Item 16F of this Annual Report (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K filed on July 30, 2020).

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu

15.2	Consent of Independent Registered Public Accounting Firm - Centurion ZD CPA & Co.*

101	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i)	Consolidated Balance Sheets as of March 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2018, 2019 and 2020; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

*	Filed herewith
#	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date: August 19, 2020

4