Form 20-F
period 2021-03-31
HIGHWAY HOLDINGS LTD
filed 2021-07-15
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021.

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,026,825 Common Shares were outstanding as of March 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the operation of its manufacturing and assembly facilities at its new Myanmar factory;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar, such as the recent unrest in Myanmar, that affect the Company, including currency exchange rates, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general;

●	the impact of the novel coronavirus, COVID-19, on the business and operations of both the Company and on the Company’s customers; and

●	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 1, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

ii

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

Risks Related To Doing Business In China And Myanmar.

The Military Coup In Myanmar Has Negatively Affected, And May Continue to Negatively Impact, the Company’s Operations In Myanmar. The Company operates two manufacturing and assembly facilities, one of which is located in Yangon, Myanmar. The Myanmar facility generated 46% of the Company’s revenues in the fiscal year ended March 31, 2021. On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year, and reportedly placed the country’s civilian leader under house arrest. The U.S. State Department has concluded that the military takeover in Myanmar constituted a coup d’état. The military’s takeover has resulted in widespread civil unrest, including in the area of Yangon in which the Company’s facilities are located, the devaluation of the Kyat, disruption to the existing banking system, and other restrictions. The civil unrest caused the Company’s Myanmar facility to be closed for about two weeks in March 2021 and has otherwise impacted that facilities’ operations. While operations at the Myanmar factory appear to be returning to the pre-takeover levels, the future impact of the military takeover on the Company’s operations in Myanmar remains uncertain as of the date of this report. Any loss of property or interruption of the Company’s operations resulting from political instability, civil unrest or changes in law or policy enacted by the military government could have a significant negative impact on the Company’s business operations, earnings and cash flow.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen In Particular, Have Significantly Increased The Costs And Burdens Of Doing Business And Could Continue To Negatively Impact The Company’s Operations And Profitability. In the past, foreign owned enterprises, such as the Company and its subsidiaries, have established manufacturing/assembly facilities in China because of China’s lower labor costs, lower facilities costs, less stringent regulations, and certain other benefits provided to foreign entities. These benefits are no longer available to most companies operating in Shenzhen, including in particular foreign-owned entities. In fact, the costs and burdens on foreign owned companies appear to be significantly greater than on local Chinese-owned companies. The cost of operating a manufacturing business in Shenzhen have increased significantly, and the amount of governmental inspections and intrusion have further increased the costs and burdens of operating in China. These factors have significantly increased the cost of doing business in China in the past few years and have caused some of the Company’s customers to source their products from other original equipment manufacturers (“OEMs”) outside of China that have a lower cost structure than the Company has. The increased costs of manufacturing and the increased regulatory burdens have adversely affected the Company’s net sales and gross margins and may continue to do so in the future. While the Company is trying to offset the increasing costs and burdens of doing business in China (primarily by increasing automation and moving labor-intensive activities to Myanmar), no assurance can be given that in the longer term the Company will be able to continue to operate in China and/or remain viable under the new and evolving business or regulatory conditions in China.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. Most of the Company’s key functions, including tool design and manufacturing, engineering, administration, and automated manufacturing, are conducted from the Company’s facilities in China. As a result, the Company’s operations and assets are affected by the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, foreign owned enterprises, including the Company, have recently been subject to numerous governmental inspections and have been subjected to additional burdensome regulations and, on occasion, to cash penalties and fines. Certain of the recent actions by Chinese government authorities appear to be intended to force the Company, and other foreign businesses, out of Shenzhen, China. While the Company has, to date, been able to continue its operations in China despite these changes and additional burdens, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. These political and economic issues have resulted in tariffs being imposed by both China and the U.S. and have resulted in the imposition of restrictions on the import/export of certain products. Although the Company’s sales to the U.S. are not substantial, and the Company does not import raw materials from the U.S., the political tensions between the two countries could negatively affect the Company’s operations in China. While the current trade disputes with China to date have not directly materially affected the Company’s business, no assurance can be given that these, and any other future controversies will not negatively affect the Company’s business and operations in China. In addition, the political and trade friction between the U.S. and China could adversely affect the prevailing market price for the Company’s Common Shares. The Company, whose shares are publicly listed on the U.S. Nasdaq stock market, could be perceived in China to be an American company and, as such, could face persecution in various forms from the government. Similarly, because the Company operates in Shenzhen, China, the Company could be perceived to be a Chinese company by U.S. investors. These trade or political disputes between the U.S. and China could affect U.S. investors’ perception of China-based manufacturing companies listed on U.S. stock markets, which could adversely affect the Company’s stock price.

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

The Company May Be Subject To Significant Employee Termination Payment Obligations In China. Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company has been reducing the amount of this potential liability by not replacing employees who resign or otherwise leave, any mass layoff could trigger the sudden payment of the entire severance payment obligation. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2021, the Company accrued $1,304,000 of severance liabilities), the payment of these accrued amounts could result in a significant decrease in the Company’s cash reserves.

The Company’s Shenzhen, China, Leases Could Subject the Company To Substantial Future Risks and Costs. The Company’s engineering, research and development, and its automated manufacturing facilities are currently still located in Long Hua, Shenzhen, China. In February 2020 the Company extended its leases for this facility until February 28, 2023. Due the increasing rental rates and changes in the local regulatory environment that disfavors manufacturing facilities, it is uncertain if the Company will be able to renew its lease in 2023 on acceptable terms, or at all. In the event that cannot, or does not renew its Shenzhen lease, the Company will incur significant costs to relocate its facilities, and its operations could be significantly disrupted.

The Company Faces Risks From Its Expanded Operations In Myanmar. In response to increased costs and burdens of operating in China, and in order to partially insulate the Company’s manufacturing operations from the effects of the U.S./China trade and political disputes, the Company has moved most of its labor-intensive work from Shenzhen, China, to Yangon, Myanmar (formerly Burma). As a result of various recent political and economic changes in Myanmar, a number of international and other enterprises have started establishing operations in Myanmar. The Company currently owns 84% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company authorized to operate in Myanmar. Kayser Myanmar operates from a factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities in order to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include labor relations issues (including strikes), lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, antiquated banking systems, and the lack of international financing expertise. Because the Company is continuing to shift production from China to Myanmar, the impact of negative events in Myanmar will have a more significant impact on the Company in the future. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate, which fluctuations could materially change the cost of operating in Myanmar. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

The Company’s Customers May Restrict, Or Prohibit, Their Products To Be Manufactured In Myanmar, Which Would Negatively Affect The Company’s Operations In Myanmar. The Company has shifted approximately most of its assembly and manufacturing operations from the higher cost operations in China to the new lower cost facility in Myanmar as part of the Company’s business plan to retain its existing customers and to increase its competitiveness in the OEM marketplace. Accordingly, it is becoming increasingly important that that the Company’s customers agree to have their products manufactured in Yangon, Myanmar. To date, some of the Company’s customers have refused to have their products manufactured in Myanmar, while other customers have been reluctant to permit the Company to outsource the manufacture of their products to the Myanmar assembly facility because of political and public relations issues (such as the recent military takeover of the government), and Myanmar’s unfavorable human rights record (including the Rohingya humanitarian crisis and the expulsion of many Rohingya from Myanmar). In the event that the Company’s customers prohibit the Company from manufacturing their products in Myanmar, the Company’s operations and financial condition will be significantly and adversely affected. No assurance can be given that customers will not, in the future, withdraw their work from Myanmar or refuse to permit their future orders from being completed at the Company’s Myanmar facility.

Uncertain Legal System and Application of Laws May Adversely Affect The Company’s Properties And Operations In Both China And Myanmar. The legal systems of China and Myanmar are often unclear and are continually evolving, and there can be no certainty as to the application of laws and regulations in particular instances. While China has an increasingly comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly, sometimes unpredictably, and often arbitrarily. As is the case with all businesses operating in both China and Myanmar, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company’s cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices in China, no assurance can be given that it will continue to be able to do so in the future. The Company’s ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The judiciary systems in China and Myanmar are relatively inexperienced in enforcing the laws that govern businesses, thereby making it difficult, if not impossible, to obtain swift and equitable enforcement of violations of law against the Company.

The Company’s Operations In Myanmar Are Dependent Upon Its Newly Leased Factory Complex In Yangon, Myanmar, And The Loss Or Interference With That Lease Would Materially, And Adversely, Affect The Company’s Operations In Myanmar. On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar advanced $950,000 to the landlord as a prepayment of rent under the lease (at currency conversion rate in effect at that time, the prepayment represents approximately 12 years of rental payments), and has spent approximately $600,000 on refurbishing the complex and building one new factory building and a new office building at the site. Accordingly, this new facility represents a significant long-term investment by the Company in its operations in Myanmar. All of Kayser Myanmar’s operations are now being conducted at this new facility. Any interference or interruption of Kayser Myanmar’s right to operate at this new facility, or a challenge to the existence or validity of the 50-year lease, including as a result of a dispute with the landlord or because of any actions or regulations by Myanmar governmental, administrative or taxation authorities, could materially negatively affect the Company’s investment in the new factory and its ability to operate in Myanmar.

The Company Has Substantial Assets In Myanmar, And Any Action By The Government To Expropriate Or Restrict Those Assets Would Materially Harm The Company. Myanmar has only recently permitted non-Myanmar businesses to operate in Myanmar. The laws governing foreign businesses regulate both the manner in which such foreign entities can operate as well as the ownership of assets by foreign entities. The laws and regulations under which foreign business can operate and own assets are still being developed and are changing. As a result, there is substantial uncertainty in operating in Myanmar and in owning equipment, machinery and inventory (the Company currently does not own any real estate, but it does hold a long-term lease on its factory in Myanmar). Although the civilian government adopted laws protecting against expropriation of foreign assets, those laws may not protect all of the Company’s Myanmar assets. Furthermore, the status of the laws prohibiting expropriation could change under military government that seized control in early 2021. While the Company is not aware of any expropriation of property from foreign entities, no assurance can be given that Myanmar will not in the future adopt laws, or take actions, that affect the Company’s Myanmar assets and properties.

Labor Shortages and Employee Turnover May Negatively Affect The Company’s Operations and Profitability. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low-cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after-effects of China’s one-child policy, the Company has recently had difficulty in filling its lower cost labor needs in China. Due in part to these wage increases and labor shortages, the Company has stopped most of its labor-intensive manufacturing in China and now uses its Shenzhen facilities mostly for engineering, tool manufacturing, design and administrative purposes. Since these functions are performed by higher paid professional employees, the Company’s exposure to the labor issues in China has been reduced. However, the cost and risks of hiring and training new employees has shifted to Myanmar where the Company now performs most of its labor-intensive manufacturing in Myanmar. Myanmar also observes an extended new year’s celebration each year in April during which the Company’s factories are closed and all workers temporarily leave. Because many of the Myanmar factory workers are migrant workers who live far from the Company’s Yangon factory, many do not return after the holidays the Company is required to annually hire, and train, new workers.

Import Duties and Restrictions May Negatively Affect The Company’s Operations and Liquidity. China is increasingly regulating and monitoring imports of raw materials and parts by manufacturers in China, which regulations make it more burdensome and expensive to import the materials that the Company needs to manufacture its products. The Company now also has to operate under import customs contracts in Myanmar, or under bonded warehouse arrangements, in order to be able to import goods into Myanmar without paying taxes or duties. Failure by the Company or by third parties who perform transportation services for the Company to comply with the import regulations can lead to financial penalties on the Company, to additional restrictions on import activities, and could even result in the prohibition of future duty free import/exports by the Company. Any such prohibition would adversely affect the Company’s business and operations. No assurance can be given that the Company or its transportation service providers will or will be able to fully comply with the increased import regulations.

Risks Related To The Company’s Operations, Structure And Strategy.

The Company Faces On-Going Risks Related To The COVID-19 Outbreak. The outbreak of a novel strain of coronavirus (COVID-19) in December 2019 in China significantly impacted the Company’s operations in China and then also in Myanmar, and is expected to continue to negatively impact the Company’s sales for an uncertain period of time. The COVID-19 pandemic forced a brief closure of the Company’s factory in Myanmar in fiscal 2021 and could require the Company to do the same in the future. The travel and other restrictions that were imposed as a result of COVID-19, many of which remain in effect, continue to hinder the Company’s operations and limit the Company’s engineers and technicians from travelling from China to Myanmar to assist the Myanmar facility with its engineering needs. The travel restrictions imposed as a result of the pandemic have materially limited the Company’s ability to market its products, attend trade shows, and demonstrate its newly developed products, all of which have restricted the Company’s ability to attract new customers. The outbreak of COVID-19 in both Shenzhen, China, and Yangon, Myanmar, has been under control this year, and work has resumed at the Company’s factories in both of these locations. However, COVID-19 and its impacts are unprecedented and continuously evolving, the potential future impacts of the pandemic remain uncertain. As a result, COVID-19 may materially adversely affect our operating and financial results in a manner that is not currently known to us or that we do not currently consider may present significant risks to our operations.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2021 and 2020 the Company’s aggregate sales to its five largest customers accounted for approximately 91.1% and 89.3% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines. The Company’s revenues have decreased during each of the past three years due to a reduction in sales to certain of the Company’s largest customers and the difficulty that the Company has had in attracting new customers. In the event that the Company is not able to attract new customers or obtain increased orders from its existing customers, the Company’s revenues in the current fiscal year ending March 31, 2022 could continue to decline and be less than the revenues in the prior fiscal years.

In addition, a substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2021 and 2020, accounts receivable from the five customers with the largest receivable balances at year-end represented, in the aggregate, 86.5% and 85.6% of the total outstanding receivables, respectively.

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

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third-party manufacturers and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Many of the larger, international competitors also operate competing facilities in Shenzhen, China, while others have also established manufacturing facilities in other low-cost manufacturing countries, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper. Many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. If we are unable to provide comparable manufacturing services and high-quality products at a lower cost than the other companies in our market, our net sales could decline.

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

We and our independent registered public accounting firms, in connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2021, identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures has not yet, and may not in the future, fully address the material weakness and deficiencies in our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2021, and the following material weaknesses were identified: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Although many of financial transactions in Myanmar are conducted with cash, the effects of poor cash controls were mitigated by the fact that we only maintained a small balance of cash in Myanmar; (ii) We do not have sufficient and skilled accounting personnel, particularly in Myanmar, with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the our financial reporting requirements; and (iii) We do not have appropriate and adequate policies and procedures in place in Myanmar to evaluate the proper accounting and disclosures of key transactions and documents. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Failure to correct these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade and operates using four different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars and RMB), and pays its expenses in U.S. dollars, RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized a currency exchange loss of $60,000 in the fiscal year ended March 31, 2021, compared to a currency exchange gain of $7,000 in the March 31, 2020 fiscal year. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. No assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

The Company’s Rights Plan, And Certain Provisions of Its Amended and Restated Memorandum And Articles of Association May Discourage a Change of Control. In April 2018, the Company adopted a shareholder rights plan (the “Rights Plan”) that provides for the issuance of one right (“Right”) for each of our outstanding common shares. The Rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of the Company or the Board of Directors without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Shares on terms not approved by our board of directors. The Rights Plan may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable.

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

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividend payments in the fiscal year ended March 31, 2021 (for a $0.10 per share dividend that was paid on October 13, 2020, a $0.06 per shares dividend that was paid on November 25, 2020, and a $0.02 per share dividend that was paid on April 8, 2021). Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends during profitable fiscal years, the Company does not expect to pay dividends during periods when the Company’s operations have not been profitable, or when the Company uses a material amount of its financial resources for long-term capital investments. Accordingly, no assurance can be given that the Company will pay dividends in fiscal 2022, or that the Company will pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

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

On June 4, 2020, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the then U.S. President’s Working Group on Financial Markets, or the PWG, issued a report with respect to China and other jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate. The PWG recommended that enhanced listing standards be applied to companies from China and other non-conforming jurisdictions in order to remain listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in China for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After this transition period, if currently listed companies are unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured, deregistration from the SEC. De-listing or deregistration would materially and adversely affect the market price and liquidity of our common shares and could even terminate the trading of the Company’s shares in the United States. The measures in the PWG report are subject to the SEC’s rulemaking process before the new rules become effective. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on the Company cannot be currently be determined.

In December 2020 the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act. In essence, the HFCA requires the SEC to prohibit foreign companies from having their securities traded on U.S. securities exchanges or in the “over-the-counter” markets if those companies retain a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. The Company will be required to comply with these rules if the SEC identifies the Company as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The enactment of HFCA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including the Company, could materially affect the market price of the Company’s common shares, and could cause the Company’s common shares to be delisted if the Company is unable to meet the PCAOB inspection requirement in time.

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

Realignment of Manufacturing and Assembly Operations--New Myanmar Manufacturing Complex. The Company originally established its operations in China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, during the past several years, the overall costs of operating a manufacturing facility in Shenzhen have significantly increased, the cost advantages of operating in China have been significantly eroded, and the administrative and regulatory burdens of operating in China have significantly increased. In addition, the Chinese regulatory agencies are increasingly forcing companies in Shenzhen to automate and to operate as technology centers, rather than traditional manufacturing factories. The Company’s Shenzhen facilities are currently primarily used for designing, tooling, engineering, and administrative activities, and all of its manufacturing consist of automated manufacturing. The more labor-intensive operations have been moved to the Company’s Yangon, Myanmar facilities.

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company has developed a two-pronged strategy:

a. In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to between 30 and 40 workers. However, some of the product design and development, and the tooling for new products has remained in Shenzhen.

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

Current Business Overview/Plans

The Company is a fully integrated manufacturer of high-quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, Asia, and to a lesser extent, in the United States). Since the Company’s formation, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. During the past few years, the Company also conducted an increasing amount of its product assembly functions (and some of its component manufacturing functions) in Yangon, Myanmar, through Kayser Myanmar.

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

The Company is capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities, and therefore is able to manufacture complete customized products for its customers.

The Company established its operations in Shenzhen, China, almost 30 years ago to take advantage of China’s lower labor costs, lower facilities costs, less stringent regulations, and various other benefits that were provided to foreign entities to encourage operations in China. As described elsewhere in this Annual Report, these benefits are no longer available to most foreign companies operating in Shenzhen. In fact, the costs and burdens on foreign owned companies appear to be significantly greater than on local Chinese-owned companies. In addition, recent actions by the Chinese government, including heightened governmental inspections of foreign-owned enterprises and additional administrative requirements imposed on foreign-owned entities, have during the past few years further significantly increased the costs and burdens of operating in China. These changes have now effectively removed the benefits of being a foreign owned enterprise, and now make it more burdensome to operate in China as a foreign-owned entity than as a locally owned enterprise. As a result, the Company has been decreasing its manufacturing operations in China, and has been moving its assembly and manufacturing activities to the Company’s new facility in Myanmar. The Company also is considering further reducing its manufacturing operations in China by various means, including by subcontracting some of these operations to a local Shenzhen entity. This arrangement would shift much of the cost of maintaining and operating the Shenzhen manufacturing facility to the new company, while still permitting the Company to have its customers’ components manufactured at the same facility by the same equipment and personnel. Furthermore, the Company believes that transferring the manufacturing operations to a Chinese-owned entity may reduce the number of inspections and will greatly relieve that entity from many other burdensome governmental regulations that appear to be targeted at foreign-owned enterprises.

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

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. During each of the past several years, more than 75% of the Company’s revenues are derived from its European customers.

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European customer to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Realignment of Manufacturing and Assembly Operations--New Myanmar Assembly Facility” above.

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

Reduce Its Manufacturing And Assembly Costs By Relocating Operations To Myanmar. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing in China no longer is competitive with manufacturing in underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company now operates an assembly facility in Yangon, Myanmar. The Company has transferred much of its labor-intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. In addition to lower labor and other operating costs, the Myanmar operations benefit from the preferential customs provisions, particularly for the Company’s European customers. The European Commission has designated Myanmar as an undeveloped country whose exports are currently still subject to tariff concessions called “preferential tariff quotas”. Accordingly, the Company’s European customers that satisfy the European Commission’s requirements currently benefit from purchasing products manufactured in Myanmar. These benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Operate as a socially responsible company. The Company is committed to being a socially responsible company by operating morally and ethically, by protecting the employees physical and mental well-being, by providing a safe work place, by following the legal employment requirements, by not employing underage persons, and by protecting the surrounding environment. The Company’s social responsibility and accountability actions are an important criteria in the selection of OEM’s by the Company’s global customers. Some of these customers demand compliance with the SA8000 social accountability management system, and Kayser Myanmar’s compliance with SA8000 has been audited several times by the Company’s customers. The safety of the Company’s employees and customers are of primary concern to the Company’s management. Accordingly, in response to the COVID-19 pandemic, the Company implemented numerous changes to its operations (in addition to distributing masks and hand sanitizers, and regularly disinfecting and cleaning all public areas) to protect the health and safety of its employees.

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

During the past few years, the price of metal and plastics raw materials has fluctuated significantly, and at times there have been shortages for some materials. Such a shortage existed in 2020, which shortage has continued into 2021.

The parts, components and products manufactured by the Company may include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products. The Company manufactures many of these products, but also purchases components that it uses in its products. These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply. The recent shortages of certain raw materials, such as steel, copper, plastic, resins, and electronic components have affected the Company’s operations and its net sales. The on-going global shortage of computer chips has also negatively affected the Company’s operations and has significant delayed the manufacture of larger order for various electronic products.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both RMB and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2019, 2020 and 2021:

	Year Ended March 31
Geographic Areas:	2019	2020	2021
Hong Kong and China	19.6%	17.4%	16.9%
Europe	76.3%	78.0%	79.3%
Other Asian countries	0.9%	0%	0.4%
North America	3.2%	4.6%	3.4%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Year Ended March 31
Segment Sales:	2019	2020	2021
Metal Stamping and Mechanical OEM	54.1%	55.2%	56.6%
Electric OEM	45.9%	44.8%	43.4%

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

Major Customers

For the fiscal year ended March 31, 2021, the Company had two customers who each accounted for more than 10% of the Company’s net sales. These two customers collectively accounted for 72.5% of the Company’s net sales in fiscal 2021. The Company’s five largest customers collectively accounted for almost all of the Company’s net sales during each of the past two years. As a result of the dependence on a few large customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

Industrial Property Rights

As a manufacturer of parts, components and finished products for other manufacturers, the Company primarily relies on its manufacturing technical expertise, its operating processes and efficiencies, its knowledge of its customers’ products, and its long-term relationships with its customers. Accordingly, the Company’s operations and competitive advantages are not dependent upon any intellectual property rights. However, the Company does own 20 issued patents that relate to manufacturing processes and designs. However, the Company does not believe that these patents have significant value, nor do they provide significant differentiation or benefits to the Company’s operations as an OEM. The Company’s patents include an issued utility patent relating to electric motors and various other patents related to fixtures, modules and machinery.

Competition

The Company competes against numerous OEMs, including both smaller local companies as well as large international companies. Although the Company operates in the same market as some of the world’s largest contract manufacturers (for example, FoxConn also operates a major manufacturing facility in Long Hua, Shenzhen), management believes that it principally competes with smaller firms that make up the largest segment of the contract and parts manufacturing industry in China. Since some of the Company’s customers are large international enterprises that source their products from many international providers, the Company also competes against contract manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing high quality products at a competitive price with reliable delivery and service. The Company has managed to partially offset the increasing cost of manufacturing in China by moving some of its operations to its Myanmar facility. However, it still maintains its automated manufacturing facilities in the Shenzhen area, near some of its customers. Having manufacturing facilities in Shenzhen, the Company is able to reduce delivery times and transportation costs for these customers, and by being able to offer “just in time” supply services.

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

Government Regulation

As of the date of this Annual Report, the Company’s main tooling, engineering, design and automated manufacturing facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. Since March 2015, the Company has owned a controlling interest in a Myanmar company that operates a factory in Myanmar. As a result, the Company also is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving. In February 2021 the military took control of the government in Myanmar and declared a one-year state of emergency that permits the government to implement policies by decree. The impact of the military’s takeover, and the potential impacts on the Company’s Myanmar operations as a result of any policies that the new government may implement are still unknown.

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

The Company’s labor costs in Shenzhen, China have increased substantially in recent years. In addition, employees who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company’s rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and may limit the Company’s ability to further downsize its workforce. If an employee with such a contract is terminated, the Company is required to pay the terminated employee a substantial severance payment. These contingent employment liabilities could become a material financial obligation of the Company if a large number of employees are terminated by the Company all at once (such as upon a plant relocation and/or closure). While the Company has to date absorbed and gradually reduced these employee termination liabilities, a sudden simultaneous termination of a large number of employees would require the Company to make significant payments to the terminated employees, which payments could materially and adversely affect the Company’s financial condition.

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

The Chinese government continues to increase the enforcement of certain environment protection laws, which are restricting some common practices and/or increasing the Company’s cost of operations. In addition to enhanced governmental environmental regulations, the Company also has to comply with environmental laws applicable to its customers, such as the regulations of the European Union and Japan known as the Restriction on Hazardous Substances (known as “RoHS”) and the European Union’s Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (known as “REACH”). The RoHS and REACH rules and regulations prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury) and chemicals that may pose health and environmental risks. The Company believes that its operations are RoHS and REACH compliant.

The Company sells its products to customers in Hong Kong/China, Europe, and the United States/Mexico. As a result, its operations are subject to significant regulations related to its activities in these regions, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, and trade agreements and taxation.

Research and Development

As a manufacturer of parts and components for use in other products, the Company has traditionally not conducted a material amount of research or development. The Company does, however, engage in some research and development activities in connection with developing automated machines that its uses in its own manufacturing process.

The Company recently decided to try to use its expertise in the production of electric motors to design and develop a line of new, lower cost electric motors. As a result, during the fiscal year ended March 31, 2021, the Company engaged in an increased amount of research and development in connection with the development of several small electric motors. The Company believes that its new motors, if and when developed, may fill the needs of some of its current customers and may also address a need in the market in general. The Company’s goal is to develop its own proprietary electric motors that will enable it to transition a portion of its operations from being an OEM to becoming an ODM, or “original design manufacturer,” that designs, develops, manufactures, and sells its own products. Because the Company is an OEM, it has not historically separately accounted for its research and development expenses.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of July 15, 2021, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some dormant or deactivated subsidiaries), and one majority-owned active subsidiary (its 84% owned Myanmar subsidiary). Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities are as follows:

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. In January 2020, the Company entered into two new, three-year leases that expire in March 2023 for these offices. The new leases have substantially the same terms as the prior leases (the aggregate monthly rental cost of these offices will be approximately $11,800 per month for the current fiscal year ending March 31, 2022, based on the exchange rate in affect as of the date of this report).

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

In December 2019, the Company entered into a new three-year lease for a portion of the existing Shenzhen facilities. Under the new lease, which became effective on March 1, 2020 and will continue until February 28, 2023, the Company now leases a total of approximately 13,500 square meters of space. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company will no longer need the same amount of space in Shenzhen as it has in the past. Under the new lease, the Company is required to pay approximately $66,000 per month for rent (at the current RMB to U.S. dollar exchange rate), which rent will increase by 5% per year in the third/last year of the lease. As a condition to its lease renewal, the Company has obtained a license from the local governmental agencies to operate as a designated high technology company and to use the facilities primarily as a technology center and for automated manufacturing.

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

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $7,100 per month, based on the currency conversion rate in effect on March 31, 2021). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by this provision in the lease, Kayser Myanmar has already upgraded the existing two factories at the New Facility and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility.

Under the new lease, Kayser Myanmar has the option to purchase the factory from Konig Company if and when Myanmar law is changed to permit ownership of real estate in Myanmar by foreign-owned companies. Because Kayser Myanmar is an indirect subsidiary of the Company, under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, Kayser Myanmar is deemed to be a foreign-owned company and, therefore, is currently not permitted to own the New Facility. If Myanmar law is changed to allow foreign-owned companies to own Myanmar real estate, Kayser Myanmar will have the option to purchase the New Facility at a price equal to the then fair market value of the New Facility. The fair market value will be determined by an independent appraiser. The valuation of the New Facility will, however, exclude the increased value of the site attributable to any improvements, alterations, and additions made to the New Facility by Kayser Myanmar. Konig cannot sell, transfer or mortgage the New Facilities without the consent of Kayser Myanmar.

Other Operations

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. As part of its goal to develop a line of proprietary products, the Company is currently developing a line of brushless DC electric motors, which motors, if produced, the Company intends to sell both for its own account and for use in its customers’ products. Previously, the Company developed proprietary CO2 snow-jet and dry ice cleaning system for industrial and commercial cleaning applications. However, to date, the Company has only manufactured a few of these cleaning systems. The Company has not been able to successfully market these machines and is, instead, currently using them in its own manufacturing operations.

Item 4.A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past two years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its international clients. For accounting purposes, the Company it treats its (i) metal stamping and mechanical OEM manufacturing operations, and its (ii) electronic OEM manufacturing operations, as two separate business segments.

As described in this Annual Report, the Company has taken various actions to reduce its operating costs, including in particular its labor costs. During the past several years, increased wages, high employee turn-over rates, sign-up bonuses, retention bonuses, overtime payments, and contributions to the new housing fund and other benefit payments have resulted in high labor and staffing costs, particularly at the Company’s Shenzhen facility.

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

Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, is subject to the tax provisions applicable companies operating in Myanmar and is subject to income tax at a rate of 25%. Kayser Myanmar is able to import many of raw materials and parts that it uses to manufacture its export products free of taxes and free of duties under an import/export license that requires Kayser Myanmar to uses a bonded warehouse.

The Company is not subject to U.S. taxes.

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2021 and 2020.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of metal, plastic and electronic products, parts and components. During the fiscal year ended March 31, 2021, net sales decreased by 27% from the fiscal year ended March 31, 2020. The decrease in net sales is the direct result of (i) the COVID-19 pandemic, (ii) the impact of the military takeover in Myanmar on the Company’s Myanmar operations, and (iii) a general shortage of raw materials and components, including electronic components and chips.

The Company’s operations in the fiscal year ended March 31, 2021 were negatively affected by COVID-19. Although the Company’s Shenzhen, China offices, which were closed for two months in early 2020, reopened in fiscal 2021, the pandemic prevention measures that the Company adopted impacted its operations in Shenzhen. Furthermore, the Company’s Myanmar factory was closed for almost three weeks in April and May 2020. These closures, and the other steps implemented to prevent the spread of the virus, affected the Company’s operations during the first and second quarters of fiscal 2021. The travel restrictions imposed as a result of the COVID-19 pandemic also had a material negative impact on the Company’s operations. The Company’s marketing and customer relations activities are heavily dependent upon the Company’s ability to send its teams to travel to visit its existing and potential customers. The inability to travel adversely impacted the Company’s ability to generate more customer orders. Furthermore, under normal circumstances, the Company’s engineers frequently travel between the Company’s Hong Kong, Shenzhen and Yangon offices to train new employees and to monitor and upgrade its operations and equipment efficiency. Similarly, management normally regularly travels from the Company’s Hong Kong headquarters to its Shenzhen and Yangon factories. Because of the pandemic, neither the engineers nor senior management was able to travel, which the Company believes affected operations and production.

In February 2021, Myanmar’s military seized control of the government. The military’s takeover resulted in public unrest and in violent clashes between civilians and the military. The unrest resulted in several factories near the Company’s Yangon factory being burned, although the Company’s facilities were unaffected. When the Myanmar army occupied parts of the neighboring areas, substantially all of the Company’s employees left the Yangon factory because of concerns for their safety and their lives. As a result, the Yangon factory was idle for a portion of the fourth quarter in the fiscal year ended March 31, 2021. Also, the Company’s ability to import raw materials and to export finished products was temporarily interrupted. As of the date of this Annual Report, the unrest has subsided and operations at the Myanmar factory have resumed. However, the future impact of the military’s control on the Company’s operations is unknown.

During most of fiscal 2021, the Company experienced shortages of various raw materials and components, which shortages are still continuing. Throughout much of fiscal 2021, the electronics supply chain suffered, resulting in a global shortage of electronic components and chips. This shortage affected the Company’s operations, particularly with respect to a new customer for whom the Company agreed to manufacture video game consoles. The Company received a large purchase order for the manufacture of game consoles that was scheduled to be delivered in the second and third fiscal quarters of the year ended March 31, 2021. However, because of the unavailability of computer chips and other electronic components, the manufacture of the game consoles could not commence until fiscal 2022. In addition to a shortage of chips and electronic components, the Company also suffered from shortages of aluminum, steel, plastic and other raw materials. These shortages resulted in reduced manufacturing and thus lower sales.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years ended March 31, 2021.

	Year Ended March 31,
	2019	2020	2021
Net Sales	100%	100%	100%
Cost of sales	74.9	66.9	70.5
Gross profit	25.1	33.1	29.5
Operating (loss)/income	(5.3)	5.9	(6.7)
(Loss)/income before income taxes	(4.9)	7.1	(6.5)
Income taxes	0.2	(1.7)	1.6
Net (loss)/income	(4.7)	5.5	(4.9)
Net loss/(profit) attributable to non-controlling interest	0.3	(0.0)	(0.1)
Net (loss)/income attributable to Highway Holdings Limited’s Shareholders	(4.4)	5.5	(5.0)

Year Ended March 31, 2021 Compared to Year Ended March 31, 2020

Net sales for the fiscal year ended March 31, 2021 (“fiscal 2021”) decreased by $3,390,000, or 27.0% from the fiscal year ended March 31, 2020 (“fiscal 2020”) due to lower sales to certain of the Company’s principal European customers, and to a delay in commencing the manufacture of new product orders that the Company received in fiscal 2021. The greatest decrease in net sales occurred in the fourth quarter of fiscal 2021, the quarter in which the Myanmar operations were disrupted due to the military takeover in Myanmar. The Company’s net sales also were lower in fiscal 2021 when compared to fiscal 2020 because of the Company’s inability to consummate new sales orders due, in large part, to the travel restrictions that prevented the Company’s sales personnel from concluding sales with its European customers. The Company continues to believe that the new, modernized Yangon manufacturing facility and its demonstrated ability to manufacture in Myanmar with the same quality but at a cost lower than in China will attract more orders from existing and new customers. Overall, net sales by region in fiscal 2021 changed slightly, with net sales to European customers increasing to 79.3% in fiscal 2021 compared to 78.0% of the Company’s net sales in fiscal 2020. Net sales to Hong Kong/China decreased slightly by $632,000 (from 17.4% of net sales to 16.9% of net sales), and net sales to North America also decreased, from 4.6% to 3.4% in fiscal 2021 and fiscal 2020, respectively.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors. For fiscal 2021, net sales of the metal stamping and mechanical segment increased to 56.6% of the Company’s net sales, from 55.2% in fiscal 2020, due to changes in the product mix. Net sales of the electric OEM segment correspondingly decreased to 43.4% of net sales in fiscal 2021 from 44.8% in fiscal 2020.

Gross profits as a percentage of net sales decreased to 29.5% in fiscal 2021 from 33.1% in fiscal 2020. However, the gross profit margin in fiscal 2020 was disproportionately high compared to the Company’s historic gross profit margins due to the following: (i) Because the Company’s Shenzhen, China, factory was shut down for approximately two weeks in early calendar year 2020 due to COVID-19 pandemic, the local Shenzhen government granted the Company’s Shenzhen factory a rental subsidy of $148,000, which approximated the factory’s two months’ rental, and a rebate of $7,000, which approximated the factory’s electricity bill for one month, and (ii) sublease income of $141,000 received from the temporary sublease of factory space at its Shenzhen facility, and (iii) utilization of inventories which were previously impaired in fiscal 2019. As a result, the Company’s costs of sales were reduced in fiscal 2020, which thereby improved the Company’s gross margin. Excluding these one-time events in fiscal 2020, the Company’s gross margins remained substantially unchanged. Due to the decrease in net sales and the decrease in gross margins, the Company’s gross profit in dollar terms decreased by $1,446,000 to $2,707,000 in fiscal 2021 from $4,153,000 in fiscal 2020.

Selling, general and administrative expenses decreased slightly by $83,000, or 2.4%, in fiscal 2021 compared to fiscal 2020 as a result of cost cutting measures implemented as net sales decreased. Selling, general and administrative expenses were lower in fiscal 2021 in part because of reduced headcount and lower bonus payments, and a salary reduction among Company’s management personnel. Selling, general and administrative expenses increased to 36.2% of net sales in fiscal 2021, compared to 27.1% of net sales in fiscal 2020.

As a result of the $1,446,000 decrease in gross profits in fiscal 2021 and the decrease in selling, general and administrative expenses, the Company had an operating loss of $616,000 in fiscal 2021 compared to operating income of $747,000 in fiscal 2020.

The Company had a currency exchange loss of $60,000 in fiscal 2021 compared to gain of $7,000 in fiscal 2020. The currency gain/loss reflects the changing values of the U.S. dollar relative to the RMB. The Company will continue to be exposed to currency fluctuations because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2021, the Company had an income tax benefit of $146,000 because of its net loss before taxes. The Company incurred income taxes of $209,000 in fiscal 2020 on its $896,000 of income before taxes. The Hong Kong statutory profits tax remained at 16.5% in fiscal 2021. However, the Company’s effective tax rate was approximately 24.3 % in fiscal 2021 because of in certain non-deductible items, partially offset by the utilization of tax losses previously not recognized.

As a result of the foregoing, the Company had a net loss of $461,000 in fiscal 2021, compared to net income attributable to its shareholders of $686,000 in fiscal 2020.

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Net sales for fiscal 2020 decreased by $1,719,000, or 12.0% from the fiscal year ended March 31, 2019 (“fiscal 2019”) due to lower sales to certain of the Company’s principal European customers and, to a lesser extent, due to the effects of the COVID-19 pandemic on the Company’s Shenzhen, China, operations. One of the Company’s principal customers experienced a substantial decrease in the sale of its products, which resulted in a decrease in orders for the Company. The Company’s Shenzhen, China offices were closed from the middle of January 2020 until late February for the annual Chinese New Year holiday and then due to the COVID-19 pandemic. As a result of the impact of the COVID-19 pandemic on the Shenzhen operations, net sales during the fourth fiscal quarter of fiscal 2020 were 23% below the amount of net sales in the same quarter of fiscal 2019, which also reduced the Company’s annual net sales. The Company’s net sales were lower in fiscal 2020 when compared to fiscal 2019 because of lower sales to existing customers, and the Company’s inability to attract significant new customers in fiscal 2020, despite the lower cost of manufacturing in Myanmar. Overall, net sales by region in fiscal 2020 changed slightly, with net sales to European customers increasing to 78.0% in fiscal 2020 compared to 76.3% of the Company’s net sales in fiscal 2019. Net sales to Hong Kong/China decreased slightly by $608,000 while net sales to North America increased slightly by $128,000 in fiscal 2020 when compared to fiscal 2019.

For fiscal 2020, net sales of the metal stamping and mechanical segment increased to 55.2% of the Company’s net sales, from 54.1% in fiscal 2019, due to changes in the product mix. Net sales of the electric OEM segment correspondingly decreased to 44.8% of net sales in fiscal 2020 from 45.9% in fiscal 2019.

Gross profits as a percentage of net sales increased to 33.1% in fiscal 2020 from 25.1% in fiscal 2019. This increase in the gross profit margin is, however, largely due to the following: (i) As the Company’s Shenzhen, China, factory was shut down for approximately two weeks in early calendar year 2020 due to COVID-19 pandemic, the local Shenzhen government granted the Company’s Shenzhen factory a rental subsidy of $148,000, which approximated the factory’s two months’ rental, and a rebate of $7,000, which approximated the factory’s electricity bill for one month, (ii) sublease income of $141,000 received from the temporary sublease of factory space at its Shenzhen facility was offset in cost of sales, and (iii) utilization of inventories which were previously impaired in fiscal 2019. As a result, the Company’s costs of sales were reduced in fiscal 2020, and thereby improved the Company’s gross margin. Excluding these one-time events, the Company’s gross margins increased as manufacturing and assembly operations transitioned from the Company’s China facilities to its Myanmar facilities with relatively lower operating costs. Due to the increase in gross margin, the Company’s gross profit increased by 16% to $4,153,000 in fiscal 2020 compared to fiscal 2019, despite lower sales in fiscal 2020.

Selling, general and administrative expenses decreased by $929,000, or 21.4%, in fiscal 2020 compared to fiscal 2019 as a result of cost cutting measures implemented as net sales decreased. Selling, general and administrative expenses were lower in fiscal 2020 in part because of reduced headcount and lower bonus payments, and a salary reduction among Company’s management personnel. The foregoing reductions were partially offset by increases in non-cash share-based compensation expenses related to the restricted stock and stock options granted to the Company’s directors, senior executives and managers. Selling, general and administrative expenses decreased to 27.1% of net sales in fiscal 2020, compared to 30.4% of net sales in fiscal 2019.

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

The Company incurred income taxes of $209,000 in fiscal 2020 on its $896,000 of income before taxes. In fiscal 2019, the Company had an income tax benefit of $26,000 because of its net loss before taxes. The Hong Kong statutory profits tax remained at16.5% in fiscal 2020. However, the Company’s effective tax rate was approximately 23.3 % in fiscal 2020 because of in certain non-deductible items, partially offset by the utilization of tax losses previously not recognized.

As a result of the foregoing, the Company had net income attributable to its shareholders of $686,000 in fiscal 2020 as compared to a net loss of $630,000 in fiscal 2019.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2019	2020	2021
	(In thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	$(437)	$442	$(104)
Net cash used in investing activities	(736)	(64)	(78)
Net cash used in financing activities	(1,244)	(297)	(902)
Net (decrease)/ increase in cash and cash equivalents	(2,417)	81	(1,084)
Cash and cash equivalents at beginning of year	11,267	8,827	8,827
Effect of exchange rate changes on cash and cash equivalents	(23)	(81)	14
Cash and cash equivalents at end of year	$8,827	$8,827	$7,757

As of March 31, 2021, the Company had working capital of $7,517,000, compared to working capital of $8,235,000 as of March 31, 2020 and $8,271,000 as of March 31, 2019. As of March 31, 2021, the Company had a working capital ratio of 2.90 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2021 decreased to $7,757,000 on March 31, 2021 from $8,827,000 on both March 31, 2020 and March 31, 2019. The decrease in cash and cash equivalents held by the Company on March 31, 2021 was due to advance purchases of raw materials that the Company expects to use in manufacturing its customers’ products, and cash dividend payments. The Company’s cash and cash equivalents were unchanged from the fiscal 2019 to fiscal 2020.

The Company regularly purchases raw materials used to manufacture customer products in anticipation of receiving purchase orders from existing customers for such products. If the anticipated customer orders to not materialize, or if the orders are smaller than anticipated, unless the Company is able to repurpose those raw materials, it will incur a loss from such purchases. For example, the Company recently purchased raw materials for one customer for approximately $1 million. Should this customer be unable or unwilling to purchase the products that the Company intends to manufacture on behalf of this customer, the Company will be stuck with a significant amount of excess unusable inventory, which would adversely affect its liquidity.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2021, the Company used $104,000 of net cash in its operating activities because of a net loss of $454,000 for the year, non-cash charges of $159,000 of depreciation and amortization, a $125,000 write down of inventories, and share-based compensation of $93,000, a $301,000 increase in inventories, a decrease in income tax payable of $521,000 and a decrease in accounts payable of $390,000, partially offset by a decrease in accounts receivable of $1,017,000. In fiscal 2020, the Company generated $442,000 of net cash from its operating activities and in fiscal 2019, the Company used $437,000 in its operating activities.

The Company used $736,000, $64,000 and $78,000 in fiscal 2019, 2020 and 2021, respectively, of cash in its investing activities. The significant increase in fiscal 2019 is the result of the purchase of property, plant and equipment for the New Yangon Facility.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2019, 2020 and 2021. Dividends of $1,244,000, $297,000 and $981,000 were paid in fiscal 2019, 2020 and 2021, respectively. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result of the Company’s net loss, no assurance can be given that the Company will pay cash dividends in the current fiscal year or in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

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

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also transacts an increasing amount of business in the Myanmar Kyat. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2021. During the period from March 31, 2020 to March 31, 2021, the value of the RMB compared to the U.S. dollar increased by approximately 7.4%, which was the primary cause for the Company’s currency exchange loss of $60,000 in fiscal 2021.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was higher on March 31, 2021 compared to the end of the prior fiscal year. An increase in the value of the RMB compared to the U.S. dollar increases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the Kyat compared to the U.S. dollar was relatively unchanged on March 31, 2021 compared to a year earlier. However, the value of the Kyat has decreased recently as a result of the military takeover in that country. A decrease in the value of the Kyat compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the Kyat compared to the U.S. dollar is expected to slightly decrease the Company’s operating costs incurred in Myanmar in U.S. dollar terms in the near future. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. Most of the Company’s net sales in fiscal 2021 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2021, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

The fluctuation of the RMB/U.S. dollar and the Euro/U.S. dollar exchange rates have in each of the past three years resulted in currency exchange losses. In fiscal 2021, the Company realized a currency exchange loss of $60,000 compared to an exchange rate gain of $7,000 in fiscal 2020, and a $8,000 currency exchange loss in fiscal 2019.

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

Trend Information

Three trends are expected to impact the Company in fiscal 2022.

(a) The COVID-19 pandemic has had a material negative affect on the Company and on its customers. If the COVID-19 pandemic recedes in fiscal 2022 (particularly in Asia and in Europe), consumer demand is expected to increase, which could increase the demand for products produced by the Company and the Company’s customers. Furthermore, if the pandemic remains controlled in Myanmar and China, the Company’s factories in China and Myanmar will be able to operate in the normal course (the COVID-19 outbreak previously resulted in full or partial factory closures at both of the Company’s factories).

(b) The military’s takeover of the government in Myanmar in February 2021 has caused civil unrest and has interfered with the Company’s operations at its Myanmar factory. If the civil unrest ceases, and if the Company is able to operate in the same manner as before the military takeover, the Company’s level of operations will return to normal. However, if the violence and civilian resistance to the coup continues or worsens, the Company’s Yangon factory may have to reduce or terminate its operations. Strong international condemnation of the military government and the human rights abuses in Myanmar could also lead some of the customers to refuse to permit their products to the manufactured at the Company’s Myanmar factory.

(c) The on-going global supply chain shortages of raw materials, including steel, copper, aluminum, plastics, and electronic components and chips will continue to restrain the Company’s manufacturing activities. If the shortages ease during the coming year, the Company’s manufacturing output is expected to increase, and the Company will be able to produce more products that contain third party electronic components.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2021 to March 31, 2022 that are reasonably likely to have a material effect on the Company’s net revenues, income, profitability, liquidity or capital resources.

Recent issued accounting standards not yet adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, we must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company continues to evaluate the impact of the guidance and may apply the elections as applicable as changes in the market occur.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (“EPS”) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares.

For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its consolidated financial statements and related disclosures.

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

Revenue Recognition

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on April 1, 2018, we recognize revenue when our customer obtains control of promised goods in an amount that reflects the consideration which we expect to receive in exchange for those goods. To determine revenue recognition for the arrangements that we determine are within the scope of Topic 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. we adopted the ASU on April 1, 2018 for all revenue contracts with customers using the modified retrospective approach, while prior periods’ amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 605.

Product revenue recognition. The revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical OEM and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to its customers under sales contracts or by purchase orders. The Company has determined there is one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. The Company has two major goods delivery channels:

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

The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2019, 2020 and 2021. Accordingly, the timing of revenue recognition is not impacted by the new standard.

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

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2019, 2020 and 2021 amounted to $77,000, $90,000 and $121,000 respectively.

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

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 18 of the Company’s consolidated financial statements in Item 18 for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2020 and March 31, 2021. The timing between the recognition of revenue and receipt of payment is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2020 and March 31, 2021, the balances of the contract liabilities are $39,000 and $72,000, including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2021 were recognized as revenue during the year ended March 31, 2021 and all contract liabilities as of year ended March 31, 2021 are expected to be realized in the following year.

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

Prior to April 1, 2020, in performing the two-step quantitative impairment test, the first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill was not considered to be impaired and the second step was not be required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill was determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities was the implied fair value of goodwill. This allocation process was only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Starting from April 1, 2020, the Company adopted No. 2017-04: Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

The gross amount of goodwill and accumulated impairment losses as of March 31, 2020 and 2021 are as follows:

Kayser Myanmar ($)
Gross as of April 1, 2019, March 31, 2020 and 2021	77,000
Accumulated impairment loss as of April 1, 2019	(77,000)
Accumulated impairment loss as at March 31, 2020 and 2021	(77,000)
Net as of March 31, 2020 and 2021	--

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

As a result of the two-step impairment test, we have recognized a $77,000 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation. No impairment expenses were recognized during the year ended March 31, 2020 and 2021.

Provision for doubtful receivables

From April 1, 2020, the Company adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

The Company’s accounts receivable, other current assets and loan receivables recorded in prepaid expenses and other current assets are within the scope of ASC Topic 326. Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables, other current assets and loan receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

Provision for uncollectible loan receivables

Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by us to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principle and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2019, 2020 and 2021.

Inventories written-down

Inventories are stated at the lower of cost and realizable value, with cost determined by the first-in-first-out method. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions.

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

During the years ended 2021, 2020 and 2019, the Company reviewed the long-lived assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar for the year ended 2021, (2) operating and cash flow losses in prior year, (3) changes in production plan by shifting certain production lines from Shenzhen to Myanmar, and (4) negative impact of business operations as a result of COVID-19 pandemic. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. The Company recognized an impairment of long-lived assets in the amount of $233,000 during the year ended March 31, 2019, but did not recognize any impairment in fiscal 2020 or 2021. The 2019 impairment loss was recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets.

Leases

The Company adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840.

On April 1, 2019, the Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward its historical lease classification, its assessment on whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine its lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Upon adoption, the Company recognized total ROU assets of $2,184,000 with corresponding liabilities of $1,275,000 on the consolidated balance sheets. All leases are classified as operating leases. For the 50-year lease for a manufacturing complex in Yangon, Myanmar, the Company has prepaid $950,000 under the lease, or approximately 12 years of rental payments. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption of the new lease standard does not have significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current and non-current operating lease liabilities, on the consolidated balance sheets.

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of July 15, 2021 are listed below.

Name	Age	Positions
Roland W. Kohl	72	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	55	Chief Operating Officer
Alan Chan	57	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	74	Director
Uri Bernhard Oppenheimer (2)	85	Director
Kevin Yang Kuang Yu (2)	64	Director
Irene Wong Ping Yim (1)	55	Director
Heiko Sonnekalb (1)	50	Director
George Leung Wing Chan (2)	68	Director
Dirk Hermann, Ph.D.	57	Director

(1)	Current member of Audit Committee.

(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on October 22, 2021. At that meeting, the terms of one class of directors (consisting of Heiko Sonnekalb, George Leung Wing Chan and Kevin Yang Kuang Yu) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2024 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2021 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005. From 2004 until his retirement in 2013, Mr. Yang was the China-USA Director of Holt Asia LLC (now owned by Chesta Co., Inc.) in the U.S. Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Limited (now owned by Chesta Co., Inc.) and controlled and managed other manufacturing facilities in China. Mr. Yang has also been involved with the trading companies that were engaged in exporting products to the US.

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

Heiko Sonnekalb. Mr. Sonnekalb was appointed to the Board of Directors on April 1, 2020. Mr. Sonnekalb currently serves as the chief executive officer of Dr. Arnold Schaefer GmbH, a German holding company, Lakal GmbH, a German manufacturer of shutter blinds, and Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a member of the supervisory board of Germany-based Herwick AG and Stadtwerke Voelklingen Vertrieb GmbH. Mr. Sonnekalb also is a committee member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as a judge on the labor court in Saarbruecken, Germany. Mr. Sonnekalb received a degree in Business Administration from the University of Fulda, Germany, in 1997.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2021 to directors on the Company’s Board of Directors and officers as a group (ten people), for services rendered to the Company and its subsidiaries in all capacities was approximately $825,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. In connection with their appointment as members of the Board of Directors, in June 2020 Dirk Hermann and Heiko Sonnekalb were each granted options for the purchase of 20,000 Common Shares. The foregoing options were vested upon grant, have a five-year term, and an exercise price of $1.97 per share.

Mr. Kohl is employed pursuant to an employment agreement that can only be terminated by the Company, other than for cause or in the case of Mr. Kohl’s incapacity, by paying Mr. Kohl a severance payment equal to three times his annual base salary. However, since April 2019 under the employment agreement Mr. Kohl’s base salary will be reduced by one-half from his initial base salary following any fiscal quarter in which the Company has a net quarterly loss, which salary reduction will remain in effect until the Company has net income in any subsequent quarter. Accordingly, in the event that the Company has a quarterly loss, Mr. Kohl’s annual base salary for the following quarter will be reduced by one-half. The forfeited salary will not be recouped if/when the Company has a profitable fiscal quarter. Two of the Company’s other senior managers have also agreed to voluntarily reduce their base salaries by 50% in the same manner as Mr. Kohl.

Mr. Kohl, and the four other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

During the past fiscal year, the Company paid each of the non-executive directors an annual director’s fee of $12,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

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

Audit Committee. During fiscal 2021, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met four times during fiscal 2021. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee. During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Uri Bernhard Oppenheimer, Tiko Aharonov, George Leung Wing Chan and Kevin Yang Kuang Yu. The Compensation Committee administers the Company’s 2020 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

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

Option and Restricted Stock Plans

2010 Stock Option And Restricted Stock Plan. On June 26, 2019, the Company has adopted the 2010 Stock Option And Restricted Stock Plan (the “2010 Option Plan”) that covered 600,000 shares of the Common Shares. The Option Plan provided for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company and for the grant of shares of restricted stock. The 2010 Option Plan expired on June 26, 2020. On the date that the 2010 Option Plan expired, awards for all 600,000 shares available for grant under the 2010 Stock Option Plan had been granted, and no additional shares were available for grant under the 2010 Option Plan.

2020 Stock Option and Restricted Stock Plan. Because the 2010 Option Plan was about to expire, on June 20, 2020, the Company adopted the 2020 Stock Option And Restricted Stock Plan (the “2020 Option Plan”). Under the 2020 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 500,000 shares. To date, no options have been granted under the 2020 Option Plan. However, the Company has issued 15,000 shares of restricted stock to three consultants based in Germany. The 2020 Option Plan became effective upon the approval of the plan by the shareholders at the Company’s October 8, 2020 annual meeting of shareholders.

Employees

As of June 30, 2021, the Company had a total of 200 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 67 were engaged in the administration of the Company (including marketing, purchasing, personal, book keeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 133 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of approximately 100 employees as of July 15, 2021.

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

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of July 12, 2021, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	674,067	(2)	16.7%
Tiko Aharonov	285,000	(3)	7.1%
Heiko Sonnekalb	25,000		*
George Leung Wing Chan	28,000	(4)	*
Dirk Hermann	51,286		1.3%
Irene Wong Ping Yim	43,000	(5)	1.1%
Kevin Yang Kuang Yu	36,224	(4)	*
Uri Bernhard Oppenheimer	52,000	(4)	1.3%
Alan Chan	50,000		1.2%
Ringo Tsang	50,000		1.2%
All Directors and Officers as a Group (10 Persons)	1,294,577	(6)	32.1%

*	Less than 1%.

**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

(2)	Includes currently exercisable options to purchase 60,000 shares.

(3)	Includes currently exercisable options to purchase 50,000 shares.

(4)	Includes currently exercisable options to purchase 25,000 shares.

(5)	Includes currently exercisable options to purchase 40,000 shares.

(6)	Includes currently exercisable options to purchase 225,000 shares.

As of July 12, 2021, the Company had 56 record holders, of whom 26 were residents of the United States. To the Company’s knowledge, foreign record holders own 623,000 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in streetname. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 24.5% of the Company’s outstanding shares are owned by foreign shareholders. David Tamir, one of the co-founders of the Company and the owner or 359,830 shares died in 2018. The Company believes that all, or a substantial portion of his shares have been sold by Mr. Tamir’s estate. Other than the foregoing sale of Mr. Tamir’s shares, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2021. However, as described elsewhere in this Annual Report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Myanmar in those interactions.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B.	Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C.	Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividend payments during the fiscal year ended March 31, 2021 (the Company’s Board declared a dividend of $0.10 per share in August 2020, $0.06 per share in October 2020, and $0.02 per share in February 2021, which dividends were paid on October 13, 2020, November 25, 2020 and April 8, 2021, respectively).

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

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On July 12, 2021, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $4.12 per share. As of July 12, 2021, there were 56 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of both March 31, 2021 and July 12, 2021, there were 4,026,825 Common Shares outstanding; no shares of the Series A Preferred Shares were outstanding. As of both March 31, 2021 and July 12, 2021, options to purchase 365,000 Common Shares were outstanding.

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

Dividends and Paying Agents

The Company has, during the past few years, periodically made dividend payments to its shareholders. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s net profit after taxes, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company has not set a date on which annual, or other, dividends are paid. To date, the Company has used its transfer agent, Computershare, at C/O: Shareholder Services, 462 South 4th Street, Suite 1600 Louisville, KY 40202 U.S.A., as its dividend paying agent.

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

The Company sells most of its products in U.S. dollars, Hong Kong dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing borrowings (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2021. Because the Company had cash and cash equivalents of $7,757,000 available as of March 31, 2021 and no interest-bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2021, our disclosure controls and procedures were not effective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We intend to undertake the additional remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2021.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, the following three material weaknesses in our internal control over financial reporting were identified as of March 31, 2021: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Due to the rudimentary banking system in Myanmar and, more recently as a result of the military’s takeover of the government, substantially all business transactions are effected in cash, and some of the factory workers are paid in cash; (ii) We do not have sufficient and skilled accounting personnel, particularly in Myanmar, with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; (iii) We do not have appropriate and adequate policies and procedures in place in Myanmar to evaluate the proper accounting and disclosures of key transactions and documents.

The material weaknesses described above may result in a material misstatement of the Company’s consolidated financial statements that may not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was ineffective as of March 31, 2021, based on the above criteria.

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

Remediation Implemented During the Year Ended March 31, 2021

The Company’s internal controls over financial reporting were not effective as of March 31, 2020. Accordingly, during the year ended March 31, 2021 the Company undertook the following remedial actions to address the issues it identified in the prior fiscal year: (i) Starting in September 2020, the Company permitted the salaries of workers in Myanmar to be paid by direct credit to their bank accounts, thus reducing the risk associated with cash transactions; (ii) Despite travel restrictions imposed in response to the COVID-19 pandemic, the Company has provided technical accounting training to the accounting personnel in Myanmar through an online video platform; (iii) Key transactions in Myanmar are reviewed by experienced accounting personnel in Hong Kong.

Management’s Plan for Remediation of Material Weaknesses

The Company has attempted, and continues to attempt to make necessary changes and improvements to its internal control system to address the material weaknesses in its internal control over financial reporting. However, because of the travel restrictions imposed in response to the COVID-19 pandemic and, more recently, as a result of the military takeover in Myanmar, the Company has not been able travel to its Yangon, Myanmar facilities to fully address these issues. Also, the military’s takeover of the Myanmar government has exacerbated the banking shortcomings that exist in Myanmar, which banking issues continue to create a material weakness that the Company is trying to correct. The Company’s plan to address these material weaknesses include:

(a) The Company intends to further strengthen its monitoring of cash transactions and to increase the use of cheques and direct debit, although these steps are difficult to implement in Myanmar because of that country’s antiquated and rudimentary banking system.

(b) The Company intends to continue to upgrade its Myanmar finance department staff through additional training and through more frequent in-person reviews from, and more comprehensive monitoring by our Hong Kong employees who are knowledgeable about U.S. GAAP. During the fiscal year ended March 31, 2021 the Company was not able to implement these remediation steps in full scale because of the inability of the Company’s accounting personnel to travel to Myanmar because of the COVID-19 imposed travel restrictions.

(c) The Company intends to hire additional staff and/or outside consultants experienced in U.S. GAAP financial reporting as well as in SEC reporting requirements if necessary.

(d) The Company has designed and plans to implement more robust financial reporting and management controls over its accounting and financial reporting functions among all its facilities.

Changes in Internal Control Over Financial Reporting

The Company initiated its remediation of material weaknesses identified above during the period covered by this Annual Report.

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

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu, Gumbiner Savett Inc. and Centurion ZD CPA & Co. to the Company for the periods indicated.

	2020	2021
Audit Fees (1) -Deloitte	$50,000	$53,000
Audit Fees (1) -Gumbiner	$100,000	-
Audit Fees (1) -Centurion	$270,000	$220,000
Tax Fees (2)	-	-
Total	$420,000	$273,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax Fees include fees for the preparation of tax returns.

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

Deloitte’s audit reports on the Company’s consolidated financial statements for the fiscal year ended March 31, 2019 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal year ended March 31, 2019 and through the subsequent interim period on or prior to January 21, 2020, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its report.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated August 17, 2020, was filed as Exhibit 4.12 to the Form 20-F for the year ended March 31, 2020 which we filed with the SEC on August 17, 2020.

On January 21, 2020 the Company appointed Gumbiner Savett Inc. (“Gumbiner”) as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2020. Gumbiner is an assurance, tax, and business advisory firm based in Santa Monica, California, U.S.A. During the Company’s fiscal year ended March 31, 2019 and through the subsequent interim period on or prior to January 21, 2020, neither the Company nor anyone on its behalf consulted with Gumbiner on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

Centurion was appointed as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2020 on July 24, 2020. During the Company’s fiscal years ended March 31, 2019 and 2020, and through the subsequent interim period on or prior to July 24, 2020, neither the Company nor anyone on its behalf has consulted with Centurion on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial statements.

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19.	Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant’s Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.2	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.3	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.4	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.5	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.6	Lease Agreement, dated March 29, 2019, between Kayser Myanmar Manufacturing Company Ltd. and Konig Company Limited (incorporated by reference to the registrant’s Annual Report on Form 6-K filed on May 24, 2019).

4.7	Long Cheng Industrial Zone General Estate Rental Supplementary Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective January 1, 2019 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019)#

4.8	Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)#

4.9	Rental Contract Supplementary Agreement between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)#

4.10	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 8th April 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)

4.11	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 8th April 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)

4.12	Letter dated August 17, 2020 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this Annual Report (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)

4.13	Letter dated July 30, 2020 from Gumbiner Savett, Inc. regarding Item 16F of this Annual Report (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K filed on July 30, 2020).

4.14	2020 Stock Option and Restricted Stock Plan (incorporated by reference to registrants Form 6-K filed on August 31, 2020)

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*

15.2	Consent of Independent Registered Public Accounting Firm - Centurion ZD CPA & Co.*

101	Financial information from registrant for the year ended March 31, 2021 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2019, 2020 and 2021; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2019, 2020 and 2021; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

*	Filed herewith

#	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date:	July 15, 2021

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2019, 2020 and 2021
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment of long-lived assets

As discussed in Note 2(j) to the consolidated financial statements, the Group reviews its long-lived assets, including property, plant and equipment with finite lives, intangible assets subject to amortization and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. As of March 31, 2021, the Group had incurred recurring losses from operations resulting in an accumulated deficit. Besides, the Group has negative operating cash flows for the year ended March 31, 2021. The Group considered these as indicators that certain long-lived assets may be impaired as of March 31, 2021. Due to challenging industry and economic conditions, the Group tested its long-lived assets during the year ended March 31, 2021. The Group’s evaluation of long-lived assets is primarily using estimated future undiscounted cash flows over its remaining lease term to its carrying value. In order to assess there is any impairment of operating lease right-of-use assets, the Group tested whether the asset can be recovered in a few aspects, including the expected production and sales volumes, production costs, operating expenses, current and future plan of utilization of the lease space.

We identified the evaluation of the impairment analysis for long-lived assets as a critical audit matter because of the significant estimates and assumptions management used. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) obtained an understanding and evaluated the reasonableness of management’s process for developing the undiscounted cash flow of long-lived assets and (ii) observed the current utilization of lease space and gained understanding of the management’s intention and ability of continuity of the lease.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Group’s auditor since 2020.

Hong Kong, China

July 15, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows of Highway Holdings Limited and its subsidiaries (the “Group”) for the year ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows of the Group for the year ended March 31, 2019, in conformity with the accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

July 2, 2019

We have served as the Group’s auditor since 2011. In 2019 we become the predecessor auditor.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2019	2020	2021
	$	$	$
Revenue from contracts with customers	14,277	12,558	9,168
Cost of sales	(10,697)	(8,405)	(6,461)
Gross profit	3,580	4,153	2,707
Selling, general and administrative expenses	(4,335)	(3,406)	(3,323)
Operating (loss) income	(755)	747	(616)

Non-operating income (expense):
Exchange (loss) gain, net	(8)	7	(60)
Interest income	33	65	16
Other income	8	61	51
Gain on disposal of property, plant and equipment	28	16	9
Total non-operating income	61	149	16
(Loss) income before income taxes	(694)	896	(600)
Income taxes (note 3)	26	(209)	146
Net (loss) income	(668)	687	(454)
Net loss (profit) attributable to non-controlling interests	38	(1)	(7)
Net (loss) income attributable to Highway Holdings Limited’s shareholders	(630)	686	(461)

Net (loss) income per share:
- basic	(0.17)	0.18	(0.12)
- diluted	(0.17)	0.18	(0.12)

Weighted average number of shares outstanding:
- basic	3,801,874	3,909,976	4,006,400
- diluted	3,801,874	3,909,976	4,006,400

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended March 31,
	2019	2020	2021
	$	$	$
Net (loss) income	(668)	687	(454)
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustment	(35)	231	(148)
Comprehensive (loss) income	(703)	918	(602)
Comprehensive loss (income) attributable to non-controlling interest	38	(1)	(7)
Comprehensive (loss) income attributable to Highway Holdings Limited’s shareholders	(665)	917	(609)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2020	2021
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	8,827	7,757
Accounts receivable, net (note 5)	2,008	973
Inventories, net (note 6)	2,000	2,238
Prepaid expenses and other current assets (note 7)	388	513
Total current assets	13,223	11,481
Goodwill, net	-	-
Property, plant and equipment, net (note 8)	878	833
Operating lease right-of-use assets (note 11)	3,710	2,795
Long-term deposits	263	282
Long-term loan receivable	95	95
Investments in equity method investees (note 9)	-	-
TOTAL ASSETS	18,169	15,486

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	997	653
Operating lease liabilities, current (note 11)	782	821
Accrued expenses and other current liabilities (note 10)	2,294	2,347
Income tax payable	564	58
Dividend payable	351	85
Total current liabilities	4,988	3,964
Operating lease liabilities, non-current (note 11)	2,034	1,142
Deferred income taxes (note 3)	229	607
Total liabilities	7,251	5,713

Commitments and contingencies (note 12)

Shareholders’ equity:
Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2020 and 2021)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,971,825 shares as of March 31, 2020 and 4,026,825 shares as of March 31, 2021 issued and outstanding)	40	40
Additional paid-in capital	11,537	11,709
Accumulated deficit	(865)	(2,041)
Accumulated other comprehensive income (loss)	196	48
Total Highway Holdings shareholder’s equity	10,908	9,756
Non-controlling interests	10	17
Total Equity	10,918	9,773
TOTAL LIABILITIES AND EQUITY	18,169	15,486

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
							Total
							Highway
	Common shares,			Retained	Accumulated		Holdings
	issued and		Additional	profits	other	Treasury	Limited’s	Non-
	outstanding		paid-in	(Accumulated	comprehensive	shares,	Shareholders’	controlling	Total
	Shares	Amount	capital	deficit)	income (loss)	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)
As of March 31, 2018	3,802	38	11,370	347	-	(14)	11,741	49	11,790
Net loss	-	-	-	(630)	-	-	(630)	(38)	(668)
Cash dividends ($0.25 per share)	-	-	-	(950)	-	-	(950)	-	(950)
Translation adjustments	-	-	-	-	(35)	-	(35)	-	(35)

As of March 31, 2019	3,802	38	11,370	(1,233)	(35)	(14)	10,126	11	10,137
Shares issued	175	2	-	-	-	-	2	-	2
Shares cancelled	(5)	-	(14)	-	-	14	-	-	-
Share-based compensation	-	-	181	-	-	-	181	-	181
Net income	-	-	-	687	-	-	687	(1)	686
Cash dividends ($0.08 per share)	-	-	-	(319)	-	-	(319)	-	(319)
Translation adjustments	-	-	-	-	231	-	231	-	231

As of March 31, 2020	3,972	40	11,537	(865)	196	-	10,908	10	10,918
Shares issued	15	-	-	-	-	-	-	-	-
Exercise of share options	40	-	79	-	-	-	79	-	79
Share-based compensation	-	-	93	-	-	-	93	-	93
Net loss	-	-	-	(461)	-	-	(461)	7	(454)
Cash dividends ($0.18 per share)	-	-	-	(715)	-	-	(715)	-	(715)
Translation adjustments	-	-	-	-	(148)	-	(148)	-	(148)

As of March 31, 2021	4,027	40	11,709	(2,041)	48	-	9,756	17	9,773

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2019	2020	2021
	$	$	$
Cash flows from operating activities:
Net (loss) income	(668)	687	(454)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	261	145	159
Amortization of operating lease right-of-use assets	-	1,074	841
Deferred tax	-	209	349
Impairment of goodwill	77	-	-
Write-down of inventories	419	39	125
Write-down of property, plant and equipment	233	-	-
Gain on disposal of property, plant and equipment	(28)	(16)	(9)
Share-based compensation expenses	-	181	93
Changes in operating assets and liabilities:
Accounts receivable	(41)	232	1,017
Inventories	878	(559)	(301)
Prepaid expenses and other current assets	8	58	(112)
Accounts payable	270	(121)	(390)
Accrued expenses and other current liabilities	(850)	(570)	(87)
Operating lease liabilities	-	(909)	(795)
Income tax payable	(170)	1	(521)
Long-term rental prepayment	(871)	-	-
Long-term deposits	45	(9)	(19)
Net cash (used in) provided by operating activities	(437)	442	(104)

Cash flows from investing activities:
Purchase of property, plant and equipment	(695)	(91)	(88)
Payment of long-term loan receivable	(75)	-	-
Proceeds from disposal of property, plant and equipment	34	27	10
Net cash used in investing activities	(736)	(64)	(78)

Cash flows from financing activities:
Options exercised	-	-	79
Cash dividends paid	(1,244)	(297)	(981)
Net cash used in financing activities	(1,244)	(297)	(902)

Net (decrease) increase in cash and cash equivalents	(2,417)	81	(1,084)
Cash and cash equivalents at the beginning of year	11,267	8,827	8,827
Effect of exchange rate changes on cash and cash equivalents	(23)	(81)	14
Cash and cash equivalents at the end of year	8,827	8,827	7,757

Supplemental disclosure of cash flow information:
Income taxes	144	10	27

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

The COVID-19 pandemic and the political unrest in Myanmar have created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns and adversely impact the Group’s results of operations. The Group’s Myanmar facility has been closed for almost three weeks in April and May 2020 because of the COVID-19 pandemic.

On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year. The military’s takeover has resulted in widespread civil unrest, including in the area of Yangon in which the Group’s facilities are located. The civil unrest caused the Group’s Myanmar facility to be briefly closed for one week in March 2021 and has otherwise impacted that facilities’ operations. While operations at the Myanmar factory appear to be returning to the pre-takeover levels, the future impact of the military takeover on the Group’s operations in Myanmar remains uncertain. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the unrest.

As a result, during the year ended March 31, 2021, the Group faced increasing uncertainties around its estimates of revenue collectability, accounts receivable credit losses, impairment of inventories and long-lived assets. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic and the political unrest in Myanmar. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued

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

(e) Accounts receivable - Before April 1, 2020, the Group reviews its receivables on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balances, customer specific facts and economic conditions. From April 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

The Group’s accounts receivable, other current assets (note 7) and loan receivables (note 2(f)) recorded in prepaid expenses and other current assets are within the scope of ASC Topic 326. Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets (note 7) and loan receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

(f) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principle and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables (see (e) above). The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2019, 2020 and 2021.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
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

Prior to April 1, 2020, in performing the two-step quantitative impairment test, the first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill was not considered to be impaired and the second step was not be required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill was determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities was the implied fair value of goodwill. This allocation process was only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Starting from April 1, 2020, the Group adopted No. 2017-04: Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

The gross amount of goodwill and accumulated impairment losses as of March 31, 2020 and 2021 are as follows:

Kayser Myanmar
$
Gross as of April 1, 2019, March 31, 2020 and 2021	77
Accumulated impairment loss as of April 1, 2019	(77)
Accumulated impairment loss as at March 31, 2020 and 2021	(77)
Net as of March 31, 2020 and 2021	-

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
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

No impairment expenses were recognized during the years ended March 31, 2020 and 2021.

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

During the year ended 2020 and 2021, the Group has reviewed the long-lived assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar for the year ended 2021, (2) operating and cash flow losses in prior year, (3) changes in production plan by shifting certain production lines from Shenzhen to Myanmar, and (4) negative impact on business operations as a result of COVID-19 pandemic. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. The Group has recognized an impairment of long-lived assets amounted to $233, $nil and $nil during the years ended March 31, 2019, 2020 and 2021. The impairment has been recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
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

The Group did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the years ended March 31, 2019, 2020 and 2021. Accordingly, the timing of revenue recognition is not impacted by the new standard.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Revenue recognition - continued

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2019, 2020 and 2021 amounted to $77, $90 and $121 respectively.

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

Disaggregation of revenue

The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 18 for product revenues by segment.

Contract balances

The Group did not recognize any contract asset as of March 31, 2020 and March 31, 2021. The timing between the recognition of revenue and receipt of payment is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2020 and March 31, 2021, the balances of the contract liabilities are $39 and $72 including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2021 were recognized as revenue during the year ended March 31, 2021 and all contract liabilities as of year ended March 31, 2021 are expected to be realized in the following year.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Foreign currency translations and transactions - continued

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
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

The carrying amounts of financial instruments, which consist of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other liabilities approximate their fair values due to the short-term nature of these instruments.

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

(u) Leases – On April 1, 2019, the Group adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Leases - continued

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

(v) Recently Adopted Accounting Standards – In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Adoption of the ASUs is on a modified retrospective basis. The Group applied the new standard beginning April 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. The Group applied the new standard beginning April 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group applied the new standard beginning April 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w) Accounting standards issued but not adopted as of March 31, 2021 - In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, we must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Group continues to evaluate the impact of the guidance and may apply the elections as applicable as changes in the market occur.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (“EPS”) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares.

For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Group is currently evaluating the impact that ASU 2020-06 may have on its consolidated financial statements and related disclosures.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2019, 2020 and 2021.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
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

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2019, 2020 and 2021. However, Kayser Myanmar enjoyed a tax exemption for the period through the end of December 31, 2017 and was subject to an income tax rate of 25% starting from January 1, 2018 onward.

The components of (loss) income before income taxes are as follows:

	Year ended March 31,
	2019	2020	2021
	$	$	$
Hong Kong	(850)	673	(233)
China	398	229	(458)
Myanmar	(242)	(6)	91
	(694)	896	(600)

Income tax (credit) expense consists of the following:

	Year ended March 31,
	2019	2020	2021
	$	$	$
Current tax:
Hong Kong
Current tax	4	11	5
(Over)/under provision in prior year	(30)	-	7
China
Current tax	-	-	-
Myanmar
Current tax	-	-	-
Deferred tax	-	198	(158)
Total	(26)	209	(146)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

A reconciliation between income taxes computed by applying the Hong Kong profits tax rate to profit/loss before income taxes, the income taxes are as follows:

	Year ended March 31,
	2019	2020	2021
	%	%	%
Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	3.3	26.9	25.5
Changes in valuation allowances	(0.4)	1.1	(18.4)
Overprovision of profits tax in prior year	4.3	-	(1.1)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(1.9)	1.8	5.7
Tax effect of tax losses not recognized	(30.0)	0.1	2.0
Utilization of tax losses previously not recognized	12.7	(11.6)	(6.8)
Others	(0.8)	(11.5)	0.9
Effective tax rate	3.7	23.3	24.3

Deferred income tax liabilities (assets) are as follows:

	As of March 31,
	2020	2021
	$	$
Deferred tax liabilities:
Deferred severance payment	-	392
Property, plant and equipment	5	5
Operating lease right-of-use assets	829	632
Total deferred tax liabilities	834	1,029

Deferred tax assets:
Lease liabilities	(605)	(421)
Tax loss carryforwards	(478)	(520)
Deferred deductible expenses	(74)	(74)
Valuation allowance	552	593
Total deferred tax assets	(605)	(422)
Net deferred tax liabilities	229	607

Movement of valuation allowances are as follows:

	Year ended March 31,
	2019	2020	2021
	$	$	$
At the beginning of the year	548	668	552
Current year addition (reduction)	120	(116)	41
At the end of the year	668	552	593

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2020 and 2021, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2020 and 2021, tax losses amounting to approximately $2,723 and $2,972, respectively. As of March 31, 2021, the tax losses carried forward of $242 and $99, respectively, are to expire during the years ending March 31, 2024 and 2026, respectively. As of March 31, 2020 and 2021, the other tax losses carried forward of $2,382 and $2,631, respectively may be carried forward indefinitely.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2020 and 2021, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2011 to 2021 remain subject to examination by the Hong Kong tax authority.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2020	2021
	$	$
Cash on hand	12	37
Bank deposits	8,815	7,720
	8,827	7,757

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2020	2021
	$	$
Accounts receivable	2,008	973
Less: expected credit loss provision	-	-
	2,008	973

Details of the movements of the expected credit loss provision are as follows:

Year ended March 31,
	2019	2020	2021
	$	$	$
At beginning of year	-	-	-
Provision for the year	-	-	-
At end of year	-	-	-

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2020	2021
	$	$
Raw materials	1,346	1,574
Work in progress	234	263
Finished goods	420	401
	2,000	2,238

Slow moving inventories amounting to $419, $39 and $125 were written off during the years ended March 31, 2019, 2020 and 2021, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2020	2021
	$	$
Prepaid expenses	129	198
Payment in advance	140	291
Deposits	108	3
Other	11	21
Less: expected credit loss provision	-	-
	388	513

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2020	2021
	$	$
At cost:
Machinery and equipment	12,135	11,738
Furniture and fixtures	90	91
Leasehold improvements	1,120	1,114
Motor vehicles	162	167
Total	13,507	13,110
Less: Accumulated depreciation and impairment	(12,629)	(12,277)
Property, plant and equipment, net	878	833

Depreciation expense incurred for the years ended March 31, 2019, 2020 and 2021 were $261, $145 and $159, respectively.

Impairment of property, plant and equipment amounting to $233, $nil and $nil incurred during the years ended March 31, 2019, 2020 and 2021, respectively.

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2020 and 2021 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2020	2021
	$	$
The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)
Investments in equity investees reported in the consolidated balance sheets	-	-

As of December 31, 2020 and 2021, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2020 and 2021.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2020	2021
	$	$
Accrued payroll	134	136
Accrued housing allowance	214	271
Accrued other social benefits	1,167	1,304
Deposits received from customers	39	72
Accrued audit fee	430	228
Others	310	336
	2,294	2,347

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2021. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate.

11.	LEASES

On March 21, 2020, the Group entered into two lease agreements for executive and administrative offices in Hong Kong, under three-year leases that expire in March 2023.

On March 1, 2020, the Group entered into two lease agreements for factory space and dormitories located in Shenzhen, China that expire in February 2023.

On March 29, 2019, the Group entered into a lease agreement for factory space located in Yangon, Myanmar that expire in March 2069. The lease for the factory space has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $7.3 per month as of March 31, 2021).

During the year ended March 31, 2019, Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments.

	2020		2021
	$		$
Operating lease cost	991	*	731	*
Weighted Average Remaining Lease Term - Operating leases	7.51 years		9.06 years
Weighted Average Discount Rate - Operating leases	7.63%		8.17%

*	Included unconditional government subsidy $289 and $66 for factory space and dormitories located in Shenzhen in 2020 and 2021 respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

11.	LEASES - continued

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2021

Operating leases
$
Year ending March 31,
2022	823
2023	802
2024	-
2025	-
2026	-
Thereafter	3,275
Total undiscounted cash flows	4,900
Less: imputed interest	(2,937)
Present value of lease liabilities	1,963

12.	CAPITAL COMMITMENTS AND CONTINGENCIES

As of March 31, 2020 and 2021, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment of $nil and $50, respectively.

13.	TREASURY STOCK

as of March 31, 2020 and 2021, no shares were held in treasury and were not eligible to vote.

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

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

Accounts receivable from the three customers with the largest receivable balances or customers that individually comprised 10% or more of receivable balance as of March 31, 2020 and 2021 are as follows:

	Percentage of
	accounts receivable
	2020	2021
	%	%
Customer A	47.4	43.5
Customer B	**	12.2
Customer C	18.4	10.8
Customer D	7.1	**
Customer E	**	12.1
Three largest receivable balances	72.9	78.6

**	Not among the top three receivable balances or individually comprised 10% or more of receivable balance as of respective year end.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

14.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2019, 2020 and 2021 are as follows:

	Year ended March 31,
	2019	2020	2021
	%	%	%
Customer A (note a)	47.7	48.2	46.6
Customer B (note a)	18.0	20.8	25.9
Customer C (note b)	11.2	**	**
	76.9	69.0	72.5

**	Comprised less than 10% of net revenue for the respective year end.

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.

(b)	Sales to this customer were reported in the Electric OEM operating segment.

15.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for years indicated:

	Year ended March 31,
	2019	2020	2021
	$	$	$
Net (loss) income attributable to Highway Holdings
Limited’s shareholders, basic and diluted	(630)	686	(461)
Shares:
Weighted average common shares used in computing basic net (loss) income per share	3,801,874	3,909,976	4,006,400
Net (loss) income per share, basic	(0.17)	0.18	(0.12)

There were no dilutive securities for the year ended March 31, 2019.

For the year ended March 31, 2020, stock options to purchase 385,000 shares of the Company’s stock were excluded from the EPS calculation, as their effects were anti-dilutive.

For the year ended March 31, 2021, stock options to purchase 365,000 shares of the Company’s stock were excluded from the EPS calculation, as their effects were anti-dilutive.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

16.	STAFF RETIREMENT PLANS

The Group operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group.

The MPF is available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on each employee’s relevant compensation, subject to a cap of HK$1,500 (equivalent to $0.19) per month.

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

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.006) per month.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong and China amounted to $114, $223 and $163 for the years ended March 31, 2019, 2020 and 2021, respectively.

17.	STOCK OPTIONS AND RESTRICTED SHARES

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

On June 20, 2020, the Board of Directors of the Company granted awards for a total of 40,000 shares options to two directors under the Company’s 2010 Option Plan.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS AND RESTRICTED SHARES - continued

On June 20, 2020, the Group has adopted the “2020 Stock Option and Restricted Stock Plan” (the “2020 Option Plan”). Under the 2020 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 500,000 shares. The 2020 Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of common shares subject to the option and the option’s exercisability. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2020 Option Plan is five years.

No options have been granted under the 2020 Option Plan.

On January 4, 2021, the Board of Directors granted awards for a total of 15,000 restricted shares at share price $4.12 to three consultants (5,000 restricted shares to each consultant) based in Germany under the 2020 Option Plan. The number of restricted shares to be vested will be based on the aggregate amount of qualified revenues brought by the consultants to the Group during the 3-year vesting period from January 4, 2021 to January 4, 2024.

Stock Options Issued to Directors and Key Employees

For the year ended March 31, 2020, 410,000 stock options were granted by the Company. The fair value of options granted to employees and directors in fiscal year 2020 was $0.33 per stock option, which was estimated on the date of grant using the Black-Scholes Option Valuation Model:

2020
Stock price	$1.97
Risk-free interest rate	1.66%
Expected life	2.5 years
Expected volatility	41.83%
Expected dividend yield	8%

For the year ended March 31, 2021, 40,000 stock options were granted by the Company. The fair value of options granted to directors in fiscal year 2021 was $0.66 per stock option. It was estimated on the date of grant using the Black-Scholes Option Valuation Model:

2021
Stock price	$2.42
Risk-free interest rate	0.22%
Expected life	2.5 years
Expected volatility	53.56%
Expected dividend yield	8%

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

For the year ended March 31, 2020 and 2021, compensation expense of $135 and $20 was included in selling, general and administrative expenses, respectively.

There was no unrecognized compensation cost related to non-vested stock options granted under the 2010 Option Plan, nor non-vested stock options as at March 31, 2020 and 2021.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

17.	STOCK OPTIONS AND RESTRICTED SHARES - continued

A summary of stock option activity during the years ended March 31, 2020 and 2021 is as follows:

	Number of stock options	Weighted average exercise price	Weighted average remaining contractual life (years)
Outstanding as of April 1, 2019	-	-	-
Granted	410,000	1.97	-
Exercised	-	-	-
Cancelled	(25,000)	-	-
Outstanding as of March 31, 2020	385,000	1.97	4.36

Granted	40,000	2.42	-
Exercised	(40,000)	-	-
Cancelled	(20,000)	-	-
Outstanding as of March 31, 2021	365,000	1.97	3.36
Exercisable as of March 31, 2020	385,000	1.97	4.36
Exercisable as of March 31, 2021	365,000	1.97	3.36

The aggregate intrinsic values of the stock options outstanding as of March 31, 2020 and 2021 were $23 and $642, respectively. The intrinsic values of the stock options at March 31, 2020 and 2021 are the amount by which the market value of the Company’s common stock of $2.03 and $3.73 as of March 31, 2020 and 2021, respectively, exceeds the exercise price of the option.

Restricted Shares Issued to Key Employees and Consultants

For the year ended March 31, 2020, 175,000 restricted shares were granted to key employees under the 2010 Option Plan. The restricted shares will vest in five years. In the event that any recipient’s employment with the Group is terminated before August 8, 2024, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share.

For the year ended March 31, 2021, a total of 15,000 restricted shares were granted to three consultants under the 2020 Option Plan. The number of restricted shares to be vested will be based on the aggregate amount of qualified revenues brought by the consultants to the Group during the 3-year vesting period from January 4, 2021 to January 4, 2024. On condition that the qualified revenues at the end of the vesting period do not meet the pre-agreed target, the number of restricted shares to be vested will be in proportion to the actual qualified revenues to the pre-agreed target. The fair value of these shares was $4.12 based on the stock price per share on January 4, 2021, the date the awards were determined by the Compensation Committee of the Board.

The restricted shares granted under the 2010 Option Plan and the 2020 Option Plan resulted in a compensation expense of $46 and $73 for the years ended March 31, 2020 and 2021 respectively, which is included in selling, general and administrative expenses.

As of March 31, 2020 and 2021, there were respectively $299 and $287 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan and the 2020 Option Plan. The cost was expected to be recognized over a weighted-average period of 4.36 and 3.36 years respectively.

As of March 31, 2020 and 2021, the Company has the right to repurchase 175,000 and 190,000 restricted shares respectively at a price of $0.01 per share when restricted shares be forfeited and reconveyed to the Company.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
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

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2019	2020	2021
	$	$	$
Revenue from contracts with customers:
Metal stamping and Mechanical OEM	7,717	6,929	5,192
Electric OEM	6,560	5,629	3,976
Total revenue from contracts with customers	14,277	12,558	9,168

Operating (loss) income:
Metal stamping and Mechanical OEM	(405)	458	(327)
Electric OEM	(250)	355	(207)
Corporate	(100)	(66)	(82)
Total operating (loss) income	(755)	747	(616)

Depreciation expense:
Metal stamping and Mechanical OEM	133	83	90
Electric OEM	128	62	69
Total depreciation	261	145	159

Capital expenditure:
Metal stamping and Mechanical OEM	398	53	50
Electric OEM	297	38	38
Total capital expenditure	695	91	88

	As of March 31,
	2020	2021
	$	$
Total assets:
Metal stamping and Mechanical OEM	9,753	7,874
Electric OEM	8,248	7,440
Corporate	168	172
Total assets	18,169	15,486

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
(In thousands of U.S. dollars, except for shares and per share data)

18.	SEGMENT INFORMATION - continued

	As of March 31,
	2020	2021
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	520	474
Electric OEM	358	359
Total property, plant and equipment, net	878	833

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2019	2020	2021
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	2,794	2,186	1,554
Europe	10,901	9,790	7,269
Other Asian countries	128	-	37
North America	454	582	308
Total revenue from contracts with customers	14,277	12,558	9,168

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2020	2021
	$	$
Property, plant and equipment, net:
Hong Kong and China	127	98
Myanmar	751	735
Total property, plant and equipment, net	878	833

19.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2019, 2020 and 2021.

20.	SUBSEQUENT EVENT

The Group has evaluated events from the year ended March 31, 2021 through the date the financial statements were issued. There were no subsequent events that need disclosure.

* * * * * *