Form 20-F
period 2022-03-31
HIGHWAY HOLDINGS LTD
filed 2022-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,036,825 Common Shares were outstanding as of March 31, 2022.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the operation of its manufacturing and assembly facilities at its new Myanmar factory;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar, such as the recent unrest in Myanmar, that affect the Company, including currency exchange rates, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general;

●	the impact of the ongoing war between Russia and Ukraine on the Company, its customers and its supply chain;

●	the impact of the novel coronavirus, COVID-19, on the business and operations of both the Company and on the Company’s customers;

●	the impact of the new German Supply Chain Due Diligence Act and similar global human and environmental rights regulations on the Company’s operations in Myanmar; and

●	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 3, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company,” “we,” “us” or “our” refer collectively to Highway Holdings Limited and its subsidiaries, including its 84% owned subsidiary in Myanmar. References to “China” or “PRC” are to the People’s Republic of China (excluding Hong Kong), whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Myanmar” are to the Republic of the Union of Myanmar. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. “MMK” or “Kyat” are to the legal currency of Myanmar. The U.S. Securities and Exchange Commission is referred to in this Annual Report as the “SEC.”

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

Risks Related To Doing Business In China And Myanmar.

The Military Coup In Myanmar Has Negatively Affected, And May Continue to Negatively Impact, the Company’s Operations In Myanmar. The Company operates two manufacturing and assembly facilities, one of which is located in Yangon, Myanmar. The Myanmar facility generated 47% of the Company’s revenues in the fiscal year ended March 31, 2022. On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year, and reportedly placed the country’s civilian leader under house arrest. The U.S. State Department has concluded that the military takeover in Myanmar constituted a coup d’état. The military’s takeover resulted in widespread civil unrest, including in the area of Yangon in which the Company’s facilities are located, the devaluation of the Kyat, disruption to the existing banking system, and other restrictions. The civil unrest caused the Company’s Myanmar facility to be closed for about two weeks in March 2021. While no closure was caused by civil unrest in fiscal year 2022 and operations at the Myanmar factory have mostly returned to the pre-takeover levels, the future impact of the military takeover on the Company’s operations in Myanmar remains uncertain as of the date of this report. Any loss of property or interruption of the Company’s operations resulting from political instability, civil unrest or changes in law or policy enacted by the military government could have a significant negative impact on the Company’s business operations, earnings and cash flow.

In Response To Recently Enacted Global Human and Environmental Rights Regulations Enacted In Germany And Pending in other Jurisdictions, The Company’s Customers May Prohibit Or Limit The Manufacture Of Their Products In Myanmar, Which Will Negatively Affect The Company’s Operations In Myanmar. Germany recently enacted the Supply Chain Due Diligence Act (Lieferkettensorgfaltsgesetz), which requires larger German manufacturers to take actions to identify and prevent suspected human rights and environmental law violations committed abroad in their supply chains, including by their direct suppliers and indirect suppliers. Germany’s new law goes into effect on January 1, 2023. In order to comply with this law, German manufacturers may stop purchasing products from foreign suppliers (such as the Company) that are based in countries with bad human rights records. The European Union and various social responsibility organizations also are considering similar laws. During the fiscal years ended March 31, 2022 and 2021, revenues generated from the Company’s operations in Myanmar represented 47% and 46%, respectively, of the Company’s total revenues. Since the military coup in February 2021 Myanmar has been listed as one of the world’s worst human rights offenders. As a result of these social responsibility regulations and Myanmar’s human rights record, at least one of the Company’s European customers has informed the Company that, starting in 2023, it will no longer purchase products manufactured by at the Company’s Yangon factory. Other clients may also refuse to have their products manufactured at the Company’s Myanmar assembly facility. In the event that the Company’s customers further limit or prohibit the Company from manufacturing their products in Myanmar, the Company’s operations and financial condition will be significantly and adversely affected. No assurance can be given that the Company’s customers will not, in the future, withdraw their work from Myanmar or refuse to permit their future orders from being completed at the Company’s Myanmar facility.

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

In Response To Recently Enacted Data Security Law and Personal Information Protection Law in China, The Company May Face Additional Scrutiny From Its Operations In China. In the fall of 2021 China enacted the two laws — the Data Security Law and the Personal Information Protection Law. The Data Security Law sets up a framework that classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. The Personal Information Protection Law is China’s comprehensive legislation regulating the protection of personal information. Failure to comply with these laws may lead to fines and penalties from the Chinese government and could have a significant negative impact on Company’s business operations.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. Most of the Company’s key functions, including tool design and manufacturing, engineering, administration, and automated manufacturing, are conducted from the Company’s facilities in China. As a result, the Company’s operations and assets are affected by the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, foreign owned enterprises, including the Company, have been subject to numerous governmental inspections and have been subjected to additional burdensome regulations and, on occasion, to cash penalties and fines. Certain of the recent actions by Chinese government authorities appear to be intended to force the Company, and other foreign businesses, out of Shenzhen, China. While the Company has, to date, been able to continue its operations in China despite these changes and additional burdens, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

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

The Company May Be Subject To Significant Employee Termination Payment Obligations In China. Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company has been reducing the amount of this potential liability by not replacing employees who resign or otherwise leave, any mass layoff could trigger the sudden payment of the entire severance payment obligation. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2022, the Company accrued $1,462,000 of severance liabilities), the payment of these accrued amounts could result in a significant decrease in the Company’s cash reserves.

The Company’s Shenzhen, China, Leases Could Subject the Company To Substantial Future Risks and Costs. The Company’s engineering, research and development, and its automated manufacturing facilities are currently still located in Long Hua, Shenzhen, China. In February 2020 the Company extended its leases for this facility until February 28, 2023. Due the increasing rental rates and changes in the local regulatory environment that disfavors manufacturing facilities, it is uncertain if the Company will be able to renew its lease in 2023 on acceptable terms, or at all. In the event that the Company cannot, or does not renew its Shenzhen lease, the Company will incur significant costs to relocate its facilities, and its operations could be significantly disrupted.

The Company Faces Risks From Its Expanded Operations In Myanmar. The Company’s labor-intensive manufacturing operations are currently conducted in Yangon, Myanmar (formerly Burma). The Company currently owns 84% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company authorized to operate in Myanmar. Kayser Myanmar operates from a factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities in order to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include labor relations issues (including strikes), lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, antiquated banking systems, and the lack of international financing expertise. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate, which fluctuations could materially change the cost of operating in Myanmar. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

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

The Company’s Operations In Myanmar Are Dependent Upon Its Leased Factory Complex In Yangon, Myanmar, And The Loss Or Interference With That Lease Would Materially, And Adversely, Affect The Company’s Operations In Myanmar. On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar advanced $950,000 to the landlord as a prepayment of rent under the lease (at currency conversion rate in effect at that time, the prepayment represents approximately 12 years of rental payments), and has spent approximately $600,000 on refurbishing the complex and building one new factory building and a new office building at the site. Accordingly, this new facility represents a significant long-term investment by the Company in its operations in Myanmar. All of Kayser Myanmar’s operations are now being conducted at this new facility. Any interference or interruption of Kayser Myanmar’s right to operate at this new facility, or a challenge to the existence or validity of the 50-year lease, including as a result of a dispute with the landlord or because of any actions or regulations by Myanmar governmental, administrative or taxation authorities, could materially negatively affect the Company’s investment in the new factory and its ability to operate in Myanmar.

The Company Has Substantial Assets In Myanmar, And Any Action By The Government To Expropriate Or Restrict Those Assets Would Materially Harm The Company. Myanmar has only recently permitted non-Myanmar businesses to operate in Myanmar. The laws governing foreign businesses regulate both the manner in which such foreign entities can operate as well as the ownership of assets by foreign entities. The laws and regulations under which foreign business can operate and own assets are still being developed and are changing. As a result, there is substantial uncertainty in operating in Myanmar and in owning equipment, machinery and inventory (the Company currently does not own any real estate, but it does hold a long-term lease on its factory in Myanmar). Furthermore, the status of the laws prohibiting expropriation are uncertain since the military seized control of the government in early 2021. No assurance can be given that Myanmar will not in the future adopt laws, or take actions, that affect the Company’s Myanmar assets and properties.

Labor Shortages and Employee Turnover May Negatively Affect The Company’s Operations and Profitability. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low-cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after-effects of China’s one-child policy, the Company has recently had difficulty in filling its lower cost labor needs in China. Due in part to these wage increases and labor shortages, the Company has stopped most of its labor-intensive manufacturing in China and now uses its Shenzhen facilities mostly for engineering, tool manufacturing, design and administrative purposes. Since these functions are performed by higher paid professional employees, the Company’s exposure to the labor issues in China has been reduced. However, the cost and risks of hiring and training new employees has shifted to Myanmar where the Company now performs most of its labor-intensive manufacturing in Myanmar. Myanmar also observes an extended new year’s celebration each year in April during which the Company’s factories are closed and all workers temporarily leave. Because many of the Myanmar factory workers are migrant workers who live far from the Company’s Yangon factory, many do not return after the holidays, as a result of which labor turnover can be high at times. The Company is required to annually hire, and train, new workers.

Import Duties and Restrictions May Negatively Affect The Company’s Operations and Liquidity. China is increasingly regulating and monitoring imports of raw materials and parts by manufacturers in China, which regulations make it more burdensome and expensive to import the materials that the Company needs to manufacture its products. The Company now also has to operate under import customs contracts in Myanmar, or under bonded warehouse arrangements, in order to be able to import goods into Myanmar without paying taxes or duties. Failure by the Company or by third parties who perform transportation services for the Company to comply with the import regulations can lead to financial penalties on the Company, to additional restrictions on import activities, and could even result in the prohibition of future duty-free import/exports by the Company. Any such prohibition would adversely affect the Company’s business and operations. No assurance can be given that the Company or its transportation service providers will or will be able to fully comply with the increased import regulations.

The Increasing Rate of Inflation In China Myanmar May Negatively Impact Our Operations. The rate of inflation in China and, in particular, in Myanmar, has noticeably increased this year. Inflation in Myanmar is more than 10% per annum this year. As a result, employee compensation and other operating expenses in China, and in particular Myanmar, could significantly increase. We can provide no assurance that we will not be affected in the future by higher rates of inflation. Inflation could materially affect our financial performance by increasing our operating costs and expenses, including employee compensation and the cost of raw materials. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

Risks Related To The Company’s Operations, Structure And Strategy.

The Company Faces On-Going Risks Related To The COVID-19 Outbreak, Particularly At Its Shenzhen, China Facility. The outbreak of the coronavirus (COVID-19) pandemic has impacted the Company’s operations in China and in Myanmar. The COVID-19 pandemic forced closures of the Company’s factory in Shenzhen, China, including a brief closure for one week in March 2022, a closure of the Myanmar facility for one week in July 2021 and two weeks in fiscal 2021, and could require the Company to temporarily close its facilities in the future. The travel and other restrictions that were imposed as a result of COVID-19, many of which remain in effect, continue to hinder the Company’s operations and limit the Company’s engineers and technicians from travelling from China to Myanmar to assist the Myanmar facility with its engineering needs. The travel restrictions imposed as a result of the pandemic have materially limited the Company’s ability to market its products, attend trade shows, and demonstrate its newly developed products, all of which have restricted the Company’s ability to attract new customers. The outbreak of COVID-19 in both Shenzhen, China, and Yangon, Myanmar, currently is under control, and work has resumed at the Company’s factories in both of these locations. However, China has adopted a “zero tolerance” COVID-19 policy that is intended to control the spread of the virus, which policy includes quarantines on entire cities and regions, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. Accordingly, the Company’s facilities in Shenzhen could be closed at any time for unknown periods. Any closures or other restrictions imposed as a result of COVID-19 may materially adversely affect our operating and financial results in a manner that is not currently known to us. Closures of the facilities of our third-party suppliers of parts and components due to the COVID-19 pandemic would likewise negatively affect our operations and could result in lost sales, higher prices and manufacturing delays.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2022 and 2021 the Company’s aggregate sales to its three largest customers accounted for approximately 76.6% and 87.8% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines.

In addition, a substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2022 and 2021, accounts receivable from the four customers with the largest receivable balances at year-end represented, in the aggregate, 88.1% and 94.5% of the total outstanding receivables, respectively. While most of the accounts receivable outstanding as of March 31, 2022 were from well-established long-time customers, 30.3% of those accounts receivable represented sales to a new customer with whom the Company does not have an established credit history.

Interruptions In Supplies Provided By The Company’s Third-Party Suppliers, Including Due To The COVID-19 Pandemic And The Ongoing War In Ukraine, May Subject The Company To External Procurement Risks That Negatively Affect Its Business. The Company depends on third-party suppliers for its raw materials and many of its components. Any disruptions to the Company’s supply chain, significant increase in component costs, or shortages of critical components, could adversely affect the Company’s business and result in lost sales, customer dissatisfaction and increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surge in demand for any particular part or component, increases in prices or impact of inflation, the imposition of regulations, quotas or embargoes on components, transportation delays or other failures affecting the supply chain and shipment of materials and finished goods.

Fluctuating Shipping Costs And Disruptions In Shipping Could Materially And Adversely Affect Our Business And Operating Results. Our foreign based customers purchase the products that we manufacture for them in China and Myanmar based on an expectation of timely delivery at a reasonable transportation cost. Generally, we ship our products from the ports in Hong Kong, Shenzhen, China and Yangon, Myanmar to their final destinations, and our customers bear the transportation costs of their products. Certain of our customers also transport their products by air. During the past two years, there has been a global shipping and logistics crisis due to lengthy port wait times and labor and container shortages. Simultaneously, shipping costs have spiked. While shipping costs have somewhat moderated recently, shipping costs remain volatile. Delays in the transportation of products and significant increases in shipping costs could adversely affect our customers production schedules and production costs. These factors, in turn could cause our customers to consider using suppliers closer to their facilities or even manufacturing those products themselves at their own domestic facilities. The loss of customers because of international transportation disruptions and cost fluctuations could have a material adverse effect on our business and operating results. No assurance can be given that our customers will continue to purchase our products if these delays in delivery and if these major shipping price hikes continue.

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

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and certain of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. The Company owns a $2,000,000 life insurance policy issued to insure the Company’s in the event of Mr. Kohl’s death. Mr. Kohl is the primary contact between the Company and certain of its larger customers, particularly those based in Germany. Accordingly, the resignation, retirement or other departure of Mr. Kohl from the Company could have a material negative impact on the Company’s relationship with these customers and on the Company’s ability to retain these clients.

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

We and our independent registered public accounting firms, in connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2022, identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures has not yet, and may not in the future, fully address the material weakness and deficiencies in our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2022, and the following material weaknesses were identified: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Although many of financial transactions in Myanmar are conducted with cash, the effects of poor cash controls were mitigated by the fact that we only maintained a small balance of cash in Myanmar; (ii) We do not have sufficient and skilled accounting personnel, particularly in Myanmar, with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the our financial reporting requirements; and (iii) We do not have appropriate and adequate policies and procedures in place in Myanmar to evaluate the proper accounting and disclosures of key transactions and documents. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Failure to correct these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade and operates using four different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars and RMB), and pays its expenses in U.S. dollars, RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange losses of $24,000 and $60,000 in the fiscal years ended March 31, 2022 and 2021, respectively. Notwithstanding its exposure to currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. No assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Some provisions of the Company’s Amended and Restated Memorandum and Articles of Association also may discourage, delay or prevent a change in control of the Company or management, including provisions that (1) provide that a meeting of shareholders can be called only by the Company’s Board of Directors, Chairman of the Board, Chief Executive Officer, or President and not by shareholders; (2) provide that directors of the Company may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds in voting power of the Series A Preferred Shares and a majority of the outstanding common shares; and (3) require a vote of at least two-thirds in voting power of the outstanding shares to amend these and certain other provisions of the Amended and Restated Memorandum and Articles of Association.

These provisions could make it more difficult for a third party to acquire the Company, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Myanmar and China. Substantially, all of the Company’s assets are located in the PRC (including Hong Kong) and Myanmar, and no assets, employees or operations are located in the U.S. In addition, other than one director, all of the Company’s officers and directors reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC, Myanmar or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. Neither the PRC nor Myanmar have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC or Myanmar of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible.

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

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividend payments in the fiscal year ended March 31, 2022 (for a $0.06 per share dividend that was paid on October 12, 2021, a $0.06 per share dividend that was paid on November 24, 2021, and a $0.05 per share dividend that was paid on April 8, 2022). Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although it is the Company’s intention to pay dividends at least once a year, the Company does not expect to pay dividends during periods when the Company’s operations have not been profitable, or when the Company uses a material amount of its financial resources for long-term capital investments. Accordingly, no assurance can be given that the Company will pay dividends in fiscal 2023, or that the Company will pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

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

The Company Could Be Delisted If It Is Unable To Meet The PCAOB Inspection Requirements In Time. On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. The HFCAA requires the SEC to prohibit the trading of securities of any foreign company identified by the SEC as a “Commission-Identified Issuer” on any U.S. securities exchanges. The SEC will label a foreign company as a Commission-Identified Issuer if the company retains a foreign accounting firm that cannot be inspected by the Public Company Accounting Oversight Board (United States), or PCAOB, for three consecutive years, beginning in 2022. The Company’s independent registered public accounting firm is located in and organized under the laws of Hong Kong, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely. Our auditor Centurion ZD CPA & Co. is subject to the Determination list.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA. In addition, the adopting release establishes the SEC’s procedures for (i) determining whether an issuer is a “Commission-Identified Issuer” under the HFCAA and (ii) prohibiting the trading of a Commission-Identified Issuer’s securities. A “Commission-Identified Issuer” is an issuer identified by the SEC as having filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction (“PCAOB-Identified Firm”). The SEC will identify such issuers promptly after the filing of their annual report by evaluating (via Inline XBRL tagging or other structured data) whether the issuer’s annual report contains an audit report signed by a PCAOB-Identified Firm. The SEC will then “provisionally identify” the issuer as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. Provisionally identified issuers will have 15 business days to email the SEC to dispute the identification, after which the determination becomes conclusive. The earliest that the SEC could identify a Commission-Identified Issuer would be after companies file their annual reports for 2022 (i.e., summer 2022 for calendar-year issuers). The SEC will impose an initial trading prohibition on an issuer as soon as practicable after the issuer is conclusively identified as a Commission-Identified Issuer for three consecutive years. The prohibition will apply to trading on a national securities exchange and in the over-the-counter market. The earliest any trading prohibitions would apply to any issuer would be in 2024, once an issuer has been a Commission-Identified Issuer for three consecutive years (2022, 2023 and 2024).

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for Commission-Identified Issuers, and the market price of the securities of those companies could be materially adversely affected. In March 2022 the SEC began identifying public companies that retained a registered public accounting firm that cannot be inspected or investigated by the PCAOB as Commission-Identified Issuer. We have not been identified as a Commission-Identified Issuer, but we may be so identified in the future. Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NASDAQ and our securities will not be permitted to trade in any U.S. securities markets. A delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The Audit Report Included In Our Annual Report on Form 20-F Filed With The SEC Is Prepared By Auditors Who Are Not Inspected Fully By The Public Company Accounting Oversight Board (the “PCAOB”), And As Such, Investors Are Deprived Of The Benefits Of Such Inspection. Our auditor, Centurion ZD CPA & Co., is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. However, because our auditor is based in Hong Kong, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval, our auditor and its audit work are not currently able to be inspected independently and fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Realignment of Manufacturing and Assembly Operations-- Myanmar Manufacturing Complex. The Company originally established its operations in Shenzhen, China to take advantage of the low cost of operations in China, including in particular the low cost of labor. However, as the overall costs of operating a manufacturing facility in Shenzhen increased, the cost advantages of operating in China were significantly eroded. Simultaneously, the administrative and regulatory burdens of operating in China significantly increased. More recently, the Chinese regulatory agencies have required companies operating in Shenzhen to automate and to operate as technology centers, rather than traditional manufacturing factories. As a result, the Company’s Shenzhen facilities are currently primarily used for designing, tooling, engineering, and administrative activities, and all of its manufacturing consist of automated manufacturing. The more labor-intensive operations have been moved to the Company’s Yangon, Myanmar facilities.

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company developed a two-pronged strategy:

a. In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to about 30 workers. The Shenzhen facility is also the primary center of the Company’s product design and development, as well as the tooling for new products.

b. The Company has been shifting its labor-intensive assembly, and recently some of its component manufacturing, operations to Yangon, Myanmar, a developing country that now permits foreign investment in that country. The cost of operating an assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, the Company commenced subcontracting some of its product assembly functions to Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a third-party supplier in Yangon, Myanmar. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in June 2014 the Company purchased a 25% ownership interest in the Myanmar company, an additional 50% interest in March 2015, and additional 9% in January 2017. As a result, since January 2017, the Company has owned 84% of Kayser Myanmar. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national and a founder and manager of Kayser Myanmar. The Company’s goal is to shift its labor-intensive product assembly and labor-intensive component manufacturing operations from Shenzhen, China, to Myanmar.

On March 29, 2019, Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has upgraded the existing two factories at the new leased facility and has constructed a third factory and a new office building on the site. Also, the Company has transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China, plant to the new Yangon facility. See, “Organizational Structure/Offices and Manufacturing Facilities--Yangon Myanmar/Manufacturing Facilities” below. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors-- The Company Faces Risks From Its Expanded Operations In Myanmar” and “Risk Factors--In Response To Recently Enacted Global Human and Environmental Rights Regulations Enacted In Germany And Pending in other Jurisdictions, The Company’s Customers May Prohibit Or Limit The Manufacture Of Their Products In Myanmar, Which Will Negatively Affect The Company’s Operations In Myanmar.”

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

Current Business Overview/Plans

The Company is a fully integrated manufacturer of high-quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, Asia, and to a lesser extent, in the United States). Since the Company’s formation, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. Since 2013, the Company also conducts many of its product assembly functions (and some of its component manufacturing functions) in Yangon, Myanmar, through Kayser Myanmar.

The Company currently manufactures and supplies a wide variety of high-quality metal, plastic and electric parts, components and products to its OEM clients, which assemblies and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, print cartridges, electrical connectors, electrical circuits, vacuum cleaners, LED power supplies, stepping motors, pumps for dishwashers, and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its German management culture; (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering, design and development capabilities (which it uses to assist its customers to design their products).

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

Industry Overview

The Company operates in the third-party contract manufacturing industry. Manufacturers worldwide have increasingly outsourced the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits of using contract manufacturers (OEMs) include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality.

The Company first commenced its metal stamping operations for original equipment manufacturers in China in 1991. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 50 kilometers from Hong Kong. However, there are now many other manufacturers in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its customers.

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European (primarily German) companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. During each of the past several years, more than 70% of the Company’s revenues are derived from its European customers.

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European customer to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Realignment of Manufacturing and Assembly Operations-- Myanmar Manufacturing Complex” above.

The following are some of the elements that the Company believes will enable it to compete as a third-party manufacturer.

Capitalize on, and leverage its manufacturing strength: Unlike many of its manufacturing competitors, primarily those in Shenzhen, China, the Company is a vertically integrated manufacturer that can design, manufacture and assemble complex components and subassemblies. In addition, unlike some of its competitors that are limited to either metal stamping or to electronic and plastics manufacturing, the Company has the ability to combine metal stamping and electronics and plastics manufacturing. For example, the Company manufactures stepping motors, which utilizes all of the Company’s capabilities, starting with mold and die making for the metal and plastic parts, metal stamping, deep drawing and plastic injection molding, electric coil winding, soldering, and assembling all the parts by using spot welding and riveting technologies. Accordingly, the Company’s strategy is to focus on manufacturing more complex products that utilize the Company’s various manufacturing strengths.

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

Reduce Its Manufacturing And Assembly Costs By Relocating Operations To Myanmar. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing in China no longer is competitive with manufacturing in underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company now operates an assembly facility in Yangon, Myanmar. The Company has transferred much of its labor-intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. In addition to lower labor and other operating costs, the Myanmar operations benefit from the preferential customs provisions, particularly for the Company’s European customers. The European Commission has designated Myanmar as an undeveloped country whose exports are currently still subject to tariff concessions called "preferential tariff quotas". Accordingly, the Company’s European customers that satisfy the European Commission’s requirements currently benefit from purchasing products manufactured in Myanmar. These benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities.

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

Operate as a socially responsible company. The Company is committed to being a socially responsible company by operating morally and ethically, by protecting the employees physical and mental well-being, by providing a safe work place, by following the legal employment requirements, by not employing underage persons, and by protecting the surrounding environment. The Company’s social responsibility and accountability actions are important criteria in the selection of OEMs by the Company’s global customers. Some of these customers demand compliance with the SA8000 social accountability management system, and Kayser Myanmar’s compliance with SA8000 has been audited several times by the Company’s customers. The safety of the Company’s employees and customers are of primary concern to the Company’s management. In response to the COVID-19 pandemic, the Company implemented numerous changes to its operations (in addition to distributing masks and hand sanitizers, and regularly disinfecting and cleaning all public areas) to protect the health and safety of its employees.

Manufacturing

The Company’s manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts made by metal stamping and plastic injection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop that is currently located at its Shenzhen, China factory. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customers will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer’s products. The Company uses various computer-controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product. Many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques. In order to conduct and maintain this fully automated stamping method, tools and machines must be precisely fine-tuned and aligned to achieve the required quality standard and maximum efficiency.

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

Raw Material, Component Parts and Suppliers

The primary raw materials used by the Company to manufacture its metal stamped parts are various types of steel including pre-painted steel sheet, electrolytic zinc plated steel sheet, PVC laminated steel sheet, stainless steel, and cold roll steel sheet. The Company selects suppliers based on the price they charge and the quality and availability of their materials. Many of the Company’s suppliers of steel operate through Hong Kong or China-based companies which deliver the materials directly to the site of the Company’s operations in China and Myanmar.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both RMB and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2020, 2021 and 2022:

	Year Ended March 31
Geographic Areas:	2020	2021	2022
Hong Kong and China	17.4%	17.0%	17.0%
Europe	78.0%	79.3%	70.9%
Other Asian countries	0%	0.4%	0.6%
North America	4.6%	3.3%	11.5%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Year Ended March 31
Segment Sales:	2020	2021	2022
Metal Stamping and Mechanical OEM	55.2%	56.6%	58.3%
Electric OEM	44.8%	43.4%	41.7%

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

The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows. During the past few years, the Company has employed a number of foreign sales persons to complement the activities of its officers and in-house sales personnel. The Company has, from time to time, commissioned sales agents in Mexico, U.S. and Germany. These sales agents typically receive an expense allowance and an on-going commission for sales made by the Company to customers introduced by the agents. The Company’s sales and marketing efforts have been severely restricted by the travel restrictions imposed internationally in response to the COVID-19 pandemic.

Major Customers

For the fiscal year ended March 31, 2022, the Company had three customers who each accounted for more than 10% of the Company’s net sales. These three customers collectively accounted for 76.6% of the Company’s net sales in fiscal 2022. The Company’s five largest customers collectively accounted for almost all of the Company’s net sales during each of the past two years. As a result of the dependence on a few large customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

Sales of manufactured products to established existing clients are primarily on credit terms between 30-75 days, while the sale to new or lesser-known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. During fiscal 2022 the Company deviated from its customary credit terms and entered into a contractual deferred payment arrangement with a new significant customer. Under the agreement, the customer has provided the Company with collateral for the rolling credit facility. This new arrangement has resulted in an increase in the Company’s accounts receivables, which increase shall remain in effect until the arrangement is terminated and the receivables are paid.

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

The Company has recently acquired, and now owns three issued patents that relate to manufacturing processes and designs. However, the Company does not believe that these patents have significant value, nor do they provide significant differentiation or benefits to the Company’s operations as an OEM.

More recently, the Company has been developing its own proprietary line of energy saving brushless direct current motors. The Company has filed a utility patent application to protect its rights in these motors. These motors are still in the development stage and have not yet been completed or marketed. If these motors perform as intended, the Company plans to manufacture, offer and sell these electric motors for its own account.

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

Seasonality

The first calendar quarter (the last quarter of the Company’s March 31 fiscal year) is typically the Company’s lowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. The Company’s Myanmar operations also are negatively affected by the holidays that Myanmar employees take annually during that country’s new year’s celebration (typically two weeks in April). The absence of workers during these nationally mandated holidays in Myanmar has not, to date, materially affected the Company’s overall operations.

The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, the Company’s main tooling, engineering, design and automated manufacturing facility is located in Shenzhen, China. As a result, the Company’s operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China in general, and in Shenzhen, in particular. Since March 2015, the Company has owned a controlling interest in a Myanmar company that operates a factory in Myanmar. As a result, the Company also is subject to the political, economic, legal and other uncertainties associated with doing business in Myanmar. Myanmar commenced reforming its political and economic policies during the past few years, and the effects of those reforms are still uncertain and evolving. In February 2021 the military took control of the government in Myanmar and declared a state of emergency that permits the government to implement policies by decree. Although the military’s takeover has affected the Company’s relations with its workers and has further complicated the Company’s payment and banking arrangements in Myanmar, in general the Myanmar operations currently are not materially affected by the change in the government.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration and, in particular, requirements regarding pensions, housing and life-long employment), and safety regulations for buildings and workers. The Chinese governmental authorities are increasingly formalizing workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized.

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

The Company recently decided to try to use its expertise in the production of electric motors to design and develop a line of new, lower cost electric motors. As a result, during the fiscal year ended March 31, 2022, the Company engaged in an increased amount of research and development in connection with the development of several small electric motors. The Company believes that its new motors, if and when developed, may fill the needs of some of its current customers and may also address a need in the market in general. The Company’s goal is to develop its own proprietary electric motors that will enable it to transition a portion of its operations from being an OEM to becoming an ODM, or “original design manufacturer,” that designs, develops, manufactures, and sells its own products. Because the Company is an OEM, it has not historically separately accounted for its research and development expenses.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of June 30, 2022, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some dormant or deactivated subsidiaries), and one majority-owned active subsidiary (its 84% owned Myanmar subsidiary). Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities are as follows:

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative and engineering offices. The Company’s offices at the Suite 1801 location (consisting of approximately 2,000 sq. ft.) are leased by Nissin Precision Metal Manufacturing Limited and are utilized primarily for engineering, import/export and marketing, while the offices located at Suite 1823-1823A (consisting of approximately 2,100 sq. ft.) are leased by Kayser Limited and are used for finance, purchasing and marketing. The leases for the Hong Kong offices expire in March 2023. The aggregate monthly rental cost of these offices will be approximately $12,400 per month for until the expiration of the leases in March 2023, based on the exchange rate in affect as of the date of this Annual Report.

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

In December 2019, the Company entered into a new three-year lease for a portion of the existing Shenzhen facilities. Under the new lease, which became effective on March 1, 2020 and will continue until February 28, 2023, the Company leases a total of approximately 15,800 square meters of space. In October 2021, part of the factory space was restructured by the landlord, and the total leased space was reduced by about 1,000 square meters to 14,800 square meters. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company will no longer need the same amount of space in Shenzhen as it has in the past. Under the new lease, the Company is required to pay approximately $77,000 per month for rent (at the current RMB to U.S. dollar exchange rate) until the expiration of the lease. As a condition to its lease renewal, the Company has obtained a license from the local governmental agencies to operate as a designated high technology company and to use the facilities primarily as a technology center and for automated manufacturing.

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

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $5,800 per month, based on the currency conversion rate in effect on March 31, 2022). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by this provision in the lease, Kayser Myanmar has already upgraded the existing two factories at the New Facility and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility.

Under the lease, Kayser Myanmar has the option to purchase the factory from Konig Company if and when Myanmar law is changed to permit ownership of real estate in Myanmar by foreign-owned companies. Because Kayser Myanmar is an indirect subsidiary of the Company, under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, Kayser Myanmar is deemed to be a foreign-owned company and, therefore, is currently not permitted to own the New Facility. If Myanmar law is changed to allow foreign-owned companies to own Myanmar real estate, Kayser Myanmar will have the option to purchase the New Facility at a price equal to the then fair market value of the New Facility. The fair market value will be determined by an independent appraiser. The valuation of the New Facility will, however, exclude the increased value of the site attributable to any improvements, alterations, and additions made to the New Facility by Kayser Myanmar. Konig cannot sell, transfer or mortgage the New Facilities without the consent of Kayser Myanmar.

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

The Company is not taxed in the British Virgin Islands, the state of its formation.

The location of the Company’s administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong’s tax structure. The Company’s income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong Profits Tax. As of March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 that introduces the two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, the first HK$2 million (equivalent to U.S. $257,000) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. The Company has selected Kayser Limited as the qualified entity under two-tiered profit tax rates regime and the remaining Hong Kong based subsidiaries are not qualifying under the regime and continue to be taxed at 16.5%. There are no taxes on dividends or capital gains in Hong Kong.

Nissin PRC, the Company’s subsidiary that is established and operates in China, is subject to the uniform income tax rate of 25% in China.

Kayser Myanmar, the Company’s majority-owned Myanmar subsidiary, is subject to the tax provisions applicable companies operating in Myanmar and is subject to income tax at a rate of 22%. Kayser Myanmar is able to import many of raw materials and parts that it uses to manufacture its export products free of taxes and free of duties under an import/export license that requires Kayser Myanmar to uses a bonded warehouse.

The Company is not subject to U.S. taxes.

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2022 and 2021.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of metal, plastic and electronic products, parts and components. During the fiscal year ended March 31, 2022, net sales increased by 35% from the fiscal year ended March 31, 2021. The increase in net sales is the direct result of (i) more normal level of operations in both the Yangon, Myanmar and Shenzhen, China factories, (ii) the delivery of a new electronic product for a new customer based in the United States, and (iii) a general resurgence of demand in Europe following the reduction of COVID-19 cases.

During the fiscal year ended March 31, 2022, the Company’s factories in Yangon, Myanmar and Shenzhen, China were able to return to a more normal level of operations. Demand for Company’s products, especially in Europe, increased following the reduction of COVID-19 cases. However, certain COVID-19 restrictions imposed by various governments were still affecting the Company. Travel restrictions imposed as a result of the COVID-19 pandemic had a negative impact on the Company’s operations. The Company’s marketing and customer relations activities are heavily dependent upon the Company’s ability to send its teams to travel to visit its existing and potential customers. The inability to travel adversely impacted the Company’s ability to generate more customer orders. Similarly, under normal circumstance management regularly travels from the Company’s Hong Kong headquarters to its Shenzhen and Yangon factories. Because of the pandemic-related travel restrictions, neither the engineers nor senior management was able to travel, which the Company believes affected operations and production.

During fiscal 2022, the Company delivered the initial orders of video game consoles to a new customer based in the United States. The manufacture and delivery of these products had been delayed by several months due to the shortage of electronic components and because of the cargo delivery backlog at U.S. ports.

During most of fiscal 2022, the Company experienced shortages of various raw materials and components, which shortages are still continuing with respect to some materials and components. Throughout much of fiscal 2022 the electronics supply chain suffered, resulting in a global shortage of electronic components and chips. This shortage affected the Company’s operations, particularly with respect to a new customer for whom the Company agreed to manufacture video game consoles. In addition to a shortage of chips and electronic components, the Company also suffered from shortages of aluminum, steel, plastic and other raw materials. These shortages have delayed the Company’s overall production and, as a result, reduced net sales for the fiscal year.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years ended March 31, 2022.

	Year Ended March 31,
	2020	2021	2022

Net Sales	100%	100%	100%
Cost of sales	66.9	70.5	69.5
Gross profit	33.1	29.5	30.5
Operating income/(loss)	5.9	(6.7)	4.6
Income/(loss) before income taxes	7.1	(6.5)	4.6
Income taxes	(1.7)	1.6	(0.8)
Net income/(loss)	5.5	(5.0)	3.8
Net profit attributable to non-controlling interest	(0.0)	(0.1)	(0.2)
Net income/(loss) attributable to Highway Holdings Limited’s Shareholders	5.5	(5.0)	3.6

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Net sales for the fiscal year ended March 31, 2022 (“fiscal 2022”) increased by $3,197,000, or 34.9% from the fiscal year ended March 31, 2021 (“fiscal 2021”) due to the return of a more normal level of operations in both of the Yangon, Myanmar and Shenzhen, China factories. In addition, in fiscal 2022 the Company commenced delivery of a new electronic product for a new customer, which production was delayed due to the shortage of electronic components. The Company’s net sales also were higher in fiscal 2022 when compared to fiscal 2021 because of the resurgent demand in Europe following a reduction of COVID-19 cases. Net sales in fiscal 2022 increased despite a one-week government ordered COVID-19 related lockdown of the Shenzhen facility during the fourth fiscal quarter. With a new customer of electronic product located in the United States, net sales to North American customers increased to 11.5% in fiscal 2022 from 3.4% in 2021, and net sales to European customers decreased to 70.9% in fiscal 2022 from 79.3% in fiscal 2021. Net sales to Hong Kong/China were 17.0% in both fiscal 2022 and fiscal 2021.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors. For fiscal 2022, net sales of the metal stamping and mechanical segment increased to 58.3% of the Company’s net sales, from 56.6% in fiscal 2021, due to changes in the product mix. Net sales of the electric OEM segment correspondingly decreased to 41.7% of net sales in fiscal 2022 from 43.4% in fiscal 2021.

Gross profits as a percentage of net sales increased to 30.5% in fiscal 2022 from 29.5% in fiscal 2021. Due to the increase in net sales and the increase in gross margins, the Company’s gross profit in dollar terms increased by $1,063,000 to $3,770,000 in fiscal 2022 from $2,707,000 in fiscal 2021.

Selling, general and administrative expenses decreased by $120,000, or 3.6%, in fiscal 2022 compared to fiscal 2021 as a result of the continuous control on expenses. Selling, general and administrative expenses decreased to 25.9% of net sales in fiscal 2022, compared to 36.2% of net sales in fiscal 2021.

As a result of the $1,063,000 increase in gross profits in fiscal 2022 and the decrease in selling, general and administrative expenses, the Company had operating income of $567,000 in fiscal 2022 compared to operating loss of $616,000 in fiscal 2021.

The Company had currency exchange losses of $24,000 and $60,000 in fiscal 2022 and fiscal 2021, respectively. The currency gain/loss reflects the changing values of the U.S. dollar relative to both the RMB and the Kyat. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the Myanmar Kyat because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2022, the Company had an income tax expense of $101,000, mainly due to the provision for deferred taxes payable. The Company had an income tax benefit of $146,000 in fiscal 2021.

As a result of the foregoing, the Company had a net income of $443,000 in fiscal 2022, compared to net loss attributable to its shareholders of $461,000 in fiscal 2021.

Year Ended March 31, 2021 Compared to Year Ended March 31, 2020

Net sales for the fiscal year ended March 31, 2021 (“fiscal 2021”) decreased by $3,390,000, or 27.0% from the fiscal year ended March 31, 2020 (“fiscal 2020”) due to lower sales to certain of the Company’s principal European customers, and to a delay in commencing the manufacture of new product orders that the Company received in fiscal 2021. The greatest decrease in net sales occurred in the fourth quarter of fiscal 2021, the quarter in which the Myanmar operations were disrupted due to the military takeover in Myanmar. The Company’s net sales also were lower in fiscal 2021 when compared to fiscal 2020 because of the Company’s inability to consummate new sales orders due, in large part, to the travel restrictions that prevented the Company’s sales personnel from concluding sales with its European customers. Overall, net sales by region in fiscal 2021 changed slightly, with net sales to European customers increasing to 79.3% in fiscal 2021 compared to 78.0% of the Company’s net sales in fiscal 2020. Net sales to Hong Kong/China decreased slightly by $632,000 (from 17.4% of net sales to 17.0% of net sales), and net sales to North America also decreased, from 4.6% to 3.4% in fiscal 2021 and fiscal 2020, respectively.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2020	2021	2022
	(In thousands of U.S. dollars)
Net cash provided by/(used in) operating activities	$442	$(104)	$(164)
Net cash used in investing activities	(64)	(78)	(1,195)
Net cash used in financing activities	(297)	(902)	(549)
Net increase/(decrease) in cash and cash equivalents	81	(1,084)	(1,908)
Cash and cash equivalents at beginning of year	8,827	8,827	7,757
Effect of exchange rate changes on cash and cash equivalents	(81)	14	161
Cash and cash equivalents at end of year	$8,827	$7,757	$6,010

As of March 31, 2022, the Company had working capital of $7,140,000, compared to working capital of $7,517,000 as of March 31, 2021 and $8,235,000 as of March 31, 2020. As of March 31, 2022, the Company had a working capital ratio of 2.38 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2022 decreased to $6,010,000 from $7,757,000 on March 31, 2021 and $8,827,000 on March 31, 2020. The decrease in cash and cash equivalents held by the Company on March 31, 2022 was largely due to the transfer of $1,075,000 of cash into time deposits that have an original maturity longer than three months, an increase in accounts receivable that resulted from the extended payment terms granted to a new customer, and cash dividend payments.

The Company regularly purchases raw materials used to manufacture customer products in anticipation of receiving purchase orders from existing customers for such products. If the anticipated customer orders to not materialize, or if the orders are smaller than anticipated, unless the Company is able to repurpose those raw materials, it will incur a loss from such purchases. Should the customers be unable or unwilling to purchase the products that the Company intended to manufacture on behalf of this customer, the Company could be stuck with excess unusable inventory, which would adversely affect its liquidity.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2022, the Company used $164,000 of cash in its operating activities despite a net profit of $467,000 for the year. The principal reason for the uses of cash included non-cash charges of $162,000 of depreciation and amortization, an expected credit loss of $51,000, a $89,000 write down of inventories, share-based compensation of $87,000, a $1,346,000 increase in accounts receivable, a $435,000 decrease in deferred tax payable, a $167,000 increase in inventories, a $275,000 increase in prepaid expenses and other current assets, which were partially offset by an increase in accounts payable of $153,000, an increase in accrued expenses and other current liabilities of $190,000, and a decrease in long-term deposits of $276,000. In fiscal 2021, the Company used $104,000 of net cash in its operating activities and in fiscal 2020, the Company generated $442,000 from its operating activities.

The Company used $64,000, $78,000 and $1,195,000 in fiscal 2020, 2021 and 2022, respectively, of cash in its investing activities. For fiscal 2022, the Company’s cash balances decreased because some of its cash was deposited in time deposits and some cash was used for the purchase of property, plant and equipment.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2020, 2021 and 2022. Dividends of $297,000, $981,000 and $569,000 were paid in fiscal 2020, 2021 and 2022, respectively. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company's financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result, no assurance can be given that the Company will pay cash dividends in the current fiscal year or at any time in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

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

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also transacts an increasing amount of business in the Myanmar Kyat. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2022. During the period from March 31, 2021 to March 31, 2022, the value of the RMB compared to the U.S. dollar increased by approximately 3.4%, which was the primary cause for the Company’s currency exchange loss of $24,000 in fiscal 2022.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China, in RMB. The value of the RMB compared to the U.S. dollar was higher on March 31, 2022 compared to the end of the prior fiscal year. An increase in the value of the RMB compared to the U.S. dollar increases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the Kyat compared to the U.S. dollar decreased significantly as of March 31, 2022 compared to a year earlier, primarily as a result of the economic uncertainty following the military takeover in that country. A decrease in the value of the Kyat compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the Kyat compared to the U.S. dollar has decreased the Company’s operating expenses in Myanmar in U.S. dollar terms and has thereby reduced the Company’s overall currency exchange loss. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. Most of the Company’s net sales in fiscal 2022 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2022, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

The fluctuation of the RMB/U.S. dollar exchange rate has in each of the past two years resulted in currency exchange losses. In fiscal 2022, the Company realized a currency exchange loss of $24,000 compared to an exchange rate loss of $60,000 in fiscal 2021. The Company has a slight currency exchange gain of $7,000 in fiscal 2020.

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

Trend Information

The three trends that the Company expected to impact its operations in fiscal 2022 are the same trends that the Company expects will affect its business in fiscal year ending March 31, 2023.

(a) The COVID-19 pandemic has had a material negative affect on the Company and on its customers in the past two years and may have a significant impact on the Company’s operations in fiscal 2023. The COVID-19 pandemic receded late in fiscal 2022 and, as a result, business activity accelerated in parts of Asia and Europe due to increasing consumer demand for the products produced by the Company and the Company’s customers. Furthermore, the pandemic appears to have significantly subsided in Myanmar, and the Company’s factory in Myanmar has been able to operate in the normal course (the COVID-19 outbreak previously resulted in full or partial factory closure at the Company’s Myanmar factory). However, a variant of the COVID-19 has recently been detected in certain areas of China, and the Chinese government has implemented strict lockdowns of most commercial and business activities in those areas. In fact, as a result of one such outbreak, the Company’s Shenzhen, China, factory was shut down for one week in March 2022. If the Chinese government imposes a lockdown in Shenzhen, the Company’s operations in China will be negatively impacted. Furthermore, if the coronavirus returns, particularly in Asia and Europe, in fiscal 2023 the Company’s business and operations will be impacted.

(b) The military’s takeover of the government in Myanmar in February 2021 caused civil unrest and interfered with the Company’s operations at its Myanmar factory during the past fiscal year. While the level of civil strife has decreased, conflict between the military government and opposition groups currently is still continuing. The ongoing civil unrest has not, however, recently affected the Company’s operations in Yangon. Nevertheless, there is significant uncertainty about the business environment in Myanmar, and if the violence and civilian resistance to the coup continues or worsens, the Company’s Yangon factory may have to reduce or terminate its operations. Also, strong international condemnation of the military government and the human rights abuses in Myanmar may cause some of the customers to refuse to permit their products to the manufactured at the Company’s Myanmar factory. Furthermore, it is possible that certain jurisdictions (for example, the European Union) could impose additional restrictions on the importation of products manufactured in Myanmar. Such restrictions would adversely affect the Company’s operations in Myanmar.

(c) The on-going global supply chain problems, including the high price of transportation, the significant delays in shipping, and the shortages of raw materials (such as steel, copper, aluminum, plastics, and electronic components and computer chips), will continue to restrain the Company’s manufacturing activities. If these supply chain problems ease during the coming year, the Company’s manufacturing output is expected to increase, and the Company’s customers will be more likely to continue to outsource the manufacture of certain of their products to the Company and other OEMs.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2022 to March 31, 2023 that are reasonably likely to have a material effect on the Company’s net revenues, income, profitability, liquidity or capital resources.

Recent issued accounting standards not yet adopted

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

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

The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2020, 2021 and 2022. Accordingly, the timing of revenue recognition is not impacted by the new standard.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales. We have allocated the transaction price to each performance obligation based on the sales contracts and purchase orders.

Normally, the Company would request a deposit from certain customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days. During fiscal 2022, the Company deviated from its customary credit terms and entered into a contractual deferred payment arrangement with a new significant customer. Under the agreement, the customer has provided the Company with collateral for the rolling credit facility.

Return Rights. The Company does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2020, 2021 and 2022 amounted to $90,000, $121,000 and $133,000 respectively.

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

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 21 of the Company’s consolidated financial statements in Item 20 for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2021 and March 31, 2022. The timing between the recognition of revenue and receipt of payment is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2021 and March 31, 2022, the balances of the contract liabilities were $72,000 and $79,000, including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2022 were recognized as revenue during the year ended March 31, 2022 and all contract liabilities as of year ended March 31, 2022 are expected to be realized in the following year.

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

The gross amount of goodwill and accumulated impairment losses as of March 31, 2021 and 2022 are as follows:

Kayser Myanmar ($)
Gross as of April 1, 2020, March 31, 2021 and 2022	77,000
Accumulated impairment loss as of April 1, 2020	(77,000)
Accumulated impairment loss as at March 31, 2021 and 2022	(77,000)
Net as of March 31, 2021 and 2022	--

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

As a result of the two-step impairment test, we have recognized a $77,000 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation. No impairment expenses were recognized during the year ended March 31, 2020, 2021 and 2022.

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

The Company’s accounts receivable, other current assets and loan receivables recorded in prepaid expenses and other current assets are within the scope of ASC Topic 326. Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. Accounts receivable balances are written-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any off-balance sheet credit exposure related to its customers is assessed in the same manner as on-balance sheet credit exposure.

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables, other current assets and loan receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2022, expected credit loss provision recorded in accounts receivable was $51,000; the Company did not record any provision for expected credit losses in fiscal 2021.

Provision for uncollectible loan receivables

Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by us to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2020, 2021 and 2022.

Inventories written-down

Inventories are stated at the lower of cost and realizable value, with cost determined by the first-in-first-out method. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Write-down of potential obsolete or slow-moving inventories is recorded based on management's assumptions about future demands and market conditions.

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

During the years ended 2022, 2021 and 2020, the Company reviewed the long-lived assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses in prior years, and (3) negative impact of business operations as a result of COVID-19 pandemic and new global human and environmental rights regulations pending or enacted. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not above their carrying value. The Company did not recognize any impairment in fiscal 2020, 2021 and 2022.

Leases

The Company accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Company elected not to apply the recognition requirements of ASC 842 to short-term leases. The Company also elected not to separate non-lease components from lease components and, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract.

The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable.

The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

No impairment of ROU assets was made as of March 31, 2022 and March 31, 2021.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2022 and March 31, 2021.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 30, 2022 are listed below.

Name	Age	Positions
Roland W. Kohl	73	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	56	Chief Operating Officer
Alan Chan	58	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	75	Director
Uri Bernhard Oppenheimer (2)	86	Director
Kevin Yang Kuang Yu (2)	65	Director
Irene Wong Ping Yim (1)	56	Director
Heiko Sonnekalb (1)	51	Director
George Leung Wing Chan (2)	69	Director
Dirk Hermann, Ph.D.	58	Director

(1)	Current member of Audit Committee.

(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on August 15, 2022. At that meeting, the terms of one class of directors (consisting of Roland W. Kohl, Irene Wong Ping Yim, and Tiko Aharonov) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2025 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2022 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over thirty years’ experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

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

Alan Chan. Mr. Chan was appointed as the Company’s Chief Financial Officer and Secretary in September 2010. From June 2009 until he joined the Company, Mr. Chan served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer with two facilities in Shenzhen, and as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products. Mr. Chan began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers – formerly Coopers and Lybrand. Mr. Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.

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

Dirk Hermann, Ph.D. Dr. Hermann was appointed to the Board of Directors on April 1, 2020. Dr. Hermann previously served as a member of the Company’s Board of Directors from January 2003 until August 2010. Dr. Hermann currently serves as chief executive officer of Saarland Feuerversicherung AG, a German insurance company. He joined Versicherungskammer Bayern in 2012, parent company of Saarland Insurance Group. Prior thereto, he held a variety of positions with Allianz Versicherungen AG, including a tenure as a member of the management board. Dr. Hermann currently also serves on the board of two German banks, Landesbank Saar and Sparkassenverband, and on the board the Consal Insurance Group. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2022 to directors on the Company’s Board of Directors and officers as a group (ten people), for services rendered to the Company and its subsidiaries in all capacities was approximately $876,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

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

During the past fiscal year, the Company paid each of the non-executive directors an annual director’s fee of $12,000 and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

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

Audit Committee. During fiscal 2022, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2022. The Audit Committee operates under a formal charter that governs its duties and conduct.

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

The Board of Directors does not have a separate Nominating Committee. Nominees for the election to the Board are selected and nominated by the independent directors (there currently are eight directors, six of whom are independent). The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the independent members of the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Option and Restricted Stock Plans

2010 Stock Option And Restricted Stock Plan. On June 26, 2010, the Company has adopted the 2010 Stock Option And Restricted Stock Plan (the “2010 Option Plan”) that covered 600,000 shares of the Common Shares. The Option Plan provided for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company and for the grant of shares of restricted stock. The 2010 Option Plan expired on June 26, 2020. On the date that the 2010 Option Plan expired, awards for all 600,000 shares available for grant under the 2010 Stock Option Plan had been granted, and no additional shares were available for grant under the 2010 Option Plan.

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

Employees

As of June 28, 2022, the Company had a total of 204 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 64 were engaged in the administration of the Company (including marketing, purchasing, personal, bookkeeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and teaching at the Company’s technical training school, and the balance, 140 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of approximately 120 employees as of June 28, 2022.

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

Myanmar has adopted comprehensive labor laws that now allow employees to unionize. However, none of the employees currently employed at the Myanmar facility belong to a union. Similar to China, many of the workers at the Company’s Myanmar facility are seasonal workers who frequently change jobs. As a result, Kayser Myanmar typically only has a short-term relationship with these employees.

Share Ownership

The share ownership of the Company’s officers and directors is listed under Item 7 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 30, 2022, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

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

As of June 28, 2022, the Company had 55 record holders, of whom 24 were residents of the United States. To the Company’s knowledge, foreign record holders own 537,210 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in streetname. To the Company’s knowledge 965,507 of its Common Shares are owned by non-U.S. persons. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 38.9% of the Company’s outstanding shares are owned by foreign shareholders. To the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2022. However, as described elsewhere in this Annual Report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Company in those interactions.

Item 8. Financial Information.

F.  Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B. Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C. Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividend payments during the fiscal year ended March 31, 2022 (the Company’s Board declared a dividend of $0.06 per share dividend that was paid on October 12, 2021, a $0.06 per share dividend that was paid on November 24, 2021, and a $0.05 per share dividend that was paid on April 8, 2022).

Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Furthermore, since the payment of dividends is at the discretion of the Board, no assurance can be given that the Company will pay any dividends in the future even if the Company has a profitable year or is otherwise capable of doing so.

D. Legal Proceedings.

The Company may occasionally become subject to legal proceedings and claims that arise in the ordinary course of its business. However, the Company is not currently subject to any pending legal proceedings that involve amounts that are material to the Company’s financial condition.

Item 9. The Offer and Listing

F. Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 28, 2022, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $2.25 per share. As of June 28, 2022, there were 55 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of both March 31, 2022 and June 28, 2022, there were 4,036,825 Common Shares outstanding; no shares of the Series A Preferred Shares were outstanding. As of both March 31, 2022 and June 28, 2022, options to purchase 350,000 Common Shares were outstanding.

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

Dividends and Paying Agents

The Company has, during the past few years, periodically made dividend payments to its shareholders. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of opeations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company has not set a date on which annual, or other, dividends are paid. To date, the Company has used its transfer agent, Computershare, at C/O: Shareholder Services, 462 South 4th Street, Suite 1600 Louisville, KY 40202 U.S.A., as its dividend paying agent.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company sells most of its products in U.S. dollars, Hong Kong dollars, and in Euros. Because the exchange rate between the Euro, the U.S. dollar and Hong Kong dollars fluctuate, the Company experiences currency exchange gains and losses. Although the exchange rate between the U.S. and Hong Kong dollar has fluctuated slightly, such fluctuations have not had a material impact on the Company.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing deposits (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2022. Because the Company had cash and cash equivalents of $6,010,000 available as of March 31, 2022, $1,075,000 in time deposits, and no interest-bearing indebtedness, the Company believes that its interest rate risk is acceptable.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2022, our disclosure controls and procedures were not effective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We intend to undertake the additional remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, the following three material weaknesses in our internal control over financial reporting were identified as of March 31, 2022: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Due to the rudimentary banking system in Myanmar and, more recently as a result of the military’s takeover of the government, substantially all business transactions at the Myanmar factory are effected in cash, and many of the factory workers are paid in cash; (ii) We do not have sufficient and skilled accounting personnel, particularly in Myanmar, with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; (iii) We do not have appropriate and adequate policies and procedures in place in Myanmar to evaluate the proper accounting and disclosures of key transactions and documents.

The material weaknesses described above may result in a material misstatement of the Company’s consolidated financial statements that may not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was ineffective as of March 31, 2022, based on the above criteria.

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

Remediation Implemented During the Year Ended March 31, 2022

The Company’s internal controls over financial reporting were not effective as of March 31, 2021. Accordingly, during the year ended March 31, 2022 the Company undertook the following remedial actions to address the issues it identified in the prior fiscal year: (i) The Company currently permits the salaries of workers in Myanmar to be paid by direct credit to their bank accounts, thus reducing the risk associated with cash transactions. However, a majority of the Myanmar workers prefer to be paid in cash; (ii) Despite travel restrictions imposed in response to the COVID-19 pandemic, the Company continues to provide technical accounting training to the accounting personnel in Myanmar through an online video platform; (iii) Key transactions in Myanmar are reviewed by experienced accounting personnel in Hong Kong.

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

(b) The Company intends to continue to upgrade its Myanmar finance department staff through additional training and through more frequent in-person reviews from, and more comprehensive monitoring by our Hong Kong employees who are knowledgeable about U.S. GAAP. During the fiscal year ended March 31, 2022 the Company was not able to implement these remediation steps in full scale because of the inability of the Company’s accounting personnel to travel to Myanmar because of the COVID-19 imposed travel restrictions.

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
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

16C. Principal Accountant Fees and Services

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. to the Company for the periods indicated.

	2021	2022
Audit Fees (1) -Centurion	$220,000	$200,000
Other Fees (2) -Deloitte Touche Tohmatsu	$53,000	-
Tax Fees (3)	-	-
Total	$273,000	$200,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2)

In addition to the audit fees paid during 2021 and 2022 to the Company’s principal accountant, in 2021 the Company also paid Deloitte Touche Tohmatsu, the Company’s former accountant, a fee of $53,000 in connection with the filing of Form 20-F.

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

Not applicable.

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

16H. Mine Safety Disclosure

Not applicable.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial statements.

The Company has elected to provide financial statements pursuant to Item 18.

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant’s Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

2,2	Description of Securities*

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.2	Long Cheung Industrial Zone General Estate Rental Agreement between Shenzhen Long Cheng Industry Trade industrial Limited and Nissin Metal and Plastic (Shenzhen) Limited dated 18 July 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.3	Tenancy agreement for the Myanmar factory in Yangon between Kayser Myanmar Manufacturing Company Limited and U Khin Hla dated 17th August 2016 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.4	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.5	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 21st March 2017 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017).

4.6	Lease Agreement, dated March 29, 2019, between Kayser Myanmar Manufacturing Company Ltd. and Konig Company Limited (incorporated by reference to the registrant’s Annual Report on Form 6-K filed on May 24, 2019).

4.7	Long Cheng Industrial Zone General Estate Rental Supplementary Agreement between Shenzhen Long Cheng Industry & Trade Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective January 1, 2019 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019)#

4.8	Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)#

4.9	Rental Contract Supplementary Agreement between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)#

4.10	Tenancy Agreement Office No. 1823-1823A on level 18 of Landmark North, Hong Kong dated 21st March 2017 between Kayser Limited and SHK Sheung Shui Landmark Investment Limited dated 8th April 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020)

4.11	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 21st March 2017 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited dated 8th April 2020 (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020).

4.12	Letter dated August 17, 2020 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this Annual Report (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020).

4.13	Letter dated July 30, 2020 from Gumbiner Savett, Inc. regarding Item 16F of this Annual Report (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K filed on July 30, 2020).

4.14	2020 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s proxy statement included in the Form 6-K filed on August 31, 2020).

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm - Centurion ZD CPA & Co.*

101	Financial information from registrant for the year ended March 31, 2022 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2020, 2021 and 2022; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2020, 2021 and 2022; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2020, 2021 and 2022; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2020, 2021 and 2022; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

#	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date:	June 30, 2022

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For the years ended March 31, 2020, 2021 and 2022

Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Assessment of impairment of long-lived assets

As discussed in Note 2(k) to the consolidated financial statements, the Group reviews its long-lived assets, including property, plant and equipment with finite lives, intangible assets subject to amortization and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. As of March 31, 2022, the Group had incurred an accumulated deficit. Besides, the Group has negative operating cash flows for the year ended March 31, 2022. The Group considered these as indicators that certain long-lived assets may be impaired as of March 31, 2022. Due to challenging industry and economic conditions, the Group tested its long-lived assets during the year ended March 31, 2022. The Group’s evaluation of long-lived assets is primarily using estimated future undiscounted cash flows over its remaining lease term to its carrying value. In order to assess there is any impairment of operating lease right-of-use assets, the Group tested whether the asset can be recovered in a few aspects, including the expected production and sales volumes, production costs, operating expenses, current and future plan of utilization of the lease space.

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

Hong Kong, China

June 30, 2022

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2020	2021	2022
	$	$	$
Revenue from contracts with customers	12,558	9,168	12,365
Cost of sales	(8,405)	(6,461)	(8,595)

Gross profit	4,153	2,707	3,770
Selling, general and administrative expenses	(3,406)	(3,323)	(3,203)
Operating income (loss)	747	(616)	567

Non-operating income (expense):
Exchange gain (loss), net	7	(60)	(24)
Interest income	65	16	11
Other income	61	51	-
Gain on disposal of property, plant and equipment	16	9	14
Total non-operating income	149	16	1

Income (loss) before income taxes	896	(600)	568
Income taxes (note 3)	(209)	146	(101)
Net income (loss)	687	(454)	467
Net profit attributable to non-controlling interests	(1)	(7)	(24)

Net income (loss) attributable to Highway Holdings Limited’s shareholders	686	(461)	443

Net income (loss) per share:
- basic	0.18	(0.12)	0.11
- diluted	0.18	(0.12)	0.11

Weighted average number of shares outstanding:
- basic	3,909,976	4,006,400	4,033,346
- diluted	3,909,976	4,006,400	4,187,731

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended March 31,
	2020	2021	2022
	$	$	$

Net income (loss)	687	(454)	467
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	231	(148)	(392)
Comprehensive income (loss)	918	(602)	75
Comprehensive (income) loss attributable to non-controlling interest	(1)	(7)	17

Comprehensive income (loss) attributable to Highway Holdings Limited’s shareholders	917	(609)	92

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2021	2022
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	7,757	6,010
Time deposits	-	1,075
Accounts receivable, net (note 5)	973	2,260
Inventories, net (note 6)	2,238	2,350
Prepaid expenses and other current assets (note 7)	513	620
Income tax recoverable	-	7

Total current assets	11,481	12,322
Goodwill, net	-	-
Property, plant and equipment, net (note 8)	833	643
Operating lease right-of-use assets (note 11)	2,795	1,799
Long-term deposits	282	-
Long-term loan receivable (note 12)	95	95
Investments in equity method investees (note 9)	-	-

TOTAL ASSETS	15,486	14,859

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	653	828
Operating lease liabilities, current (note 11)	821	933
Accrued expenses and other current liabilities (note 10)	2,347	2,599
Income tax payable	58	620
Dividend payable	85	202

Total current liabilities	3,964	5,182
Operating lease liabilities, non-current (note 11)	1,142	268
Deferred income taxes (note 3)	607	140

Total liabilities	5,713	5,590

Commitments and contingencies (note 13)

Shareholders’ equity:
Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2021 and 2022)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 4,026,825 shares as of March 31, 2021 and 4,036,825 shares as of March 31, 2022 issued and outstanding)	40	40
Additional paid-in capital	11,709	11,816
Accumulated deficit	(2,041)	(2,284)
Accumulated other comprehensive income (loss)	48	(303)

Total Highway Holdings shareholder’s equity	9,756	9,269

Non-controlling interests	17	-

Total Equity	9,773	9,269

TOTAL LIABILITIES AND EQUITY	15,486	14,859

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
							Total
							Highway
	Common shares,			Retained	Accumulated		Holdings
	issued and		Additional	profits	other	Treasury	Limited’s	Non-
	outstanding		paid-in	(Accumulated	comprehensive	shares,	Shareholders’	controlling	Total
	Shares	Amount	capital	deficit)	income (loss)	at cost	equity	interests	equity
	Number	$	$	$	$	$	$	$	$
	(in thousands)
As of March 31, 2019	3,802	38	11,370	(1,233)	(35)	(14)	10,126	11	10,137
Shares issued	175	2	-	-	-	-	2	-	2
Shares cancelled	(5)	-	(14)	-	-	14	-	-	-
Share-based compensation	-	-	181	-	-	-	181	-	181
Net income	-	-	-	687	-	-	687	(1)	686
Cash dividends ($0.08 per share)	-	-	-	(319)	-	-	(319)	-	(319)
Translation adjustments	-	-	-	-	231	-	231	-	231

As of March 31, 2020	3,972	40	11,537	(865)	196	-	10,908	10	10,918
Shares issued	15	-	-	-	-	-	-	-	-
Exercise of share options	40	-	79	-	-	-	79	-	79
Share-based compensation	-	-	93	-	-	-	93	-	93
Net loss	-	-	-	(461)	-	-	(461)	7	(454)
Cash dividends ($0.18 per share)	-	-	-	(715)	-	-	(715)	-	(715)
Translation adjustments	-	-	-	-	(148)	-	(148)	-	(148)

As of March 31, 2021	4,027	40	11,709	(2,041)	48	-	9,756	17	9,773
Exercise of share options	10	-	20	-	-	-	20	-	20
Share-based compensation	-	-	87	-	-	-	87	-	87
Net income	-	-	-	443	-	-	443	24	467
Cash dividends ($0.17 per share)	-	-	-	(686)	-	-	(686)	-	(686)
Translation adjustments	-	-	-	-	(351)	-	(351)	(41)	(392)

As of March 31, 2022	4,037	40	11,816	(2,284)	(303)	-	9,269	-	9,269

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2020	2021	2022
	$	$	$
Cash flows from operating activities:
Net income (loss)	687	(454)	467
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	145	159	162
Amortization of operating lease right-of-use assets	1,074	841	935
Expected credit loss provision	-	-	51
Write-down of inventories	39	125	89
Gain on disposal of property, plant and equipment	(16)	(9)	(14)
Share-based compensation expenses	181	93	87
Changes in operating assets and liabilities:
Accounts receivable	232	1,017	(1,346)
Deferred tax	209	349	(435)
Inventories	(559)	(301)	(167)
Prepaid expenses and other current assets	58	(112)	(275)
Accounts payable	(121)	(390)	153
Accrued expenses and other current liabilities	(570)	(87)	190
Operating lease liabilities	(909)	(795)	(871)
Income tax payable	1	(521)	541
Income tax recoverable	-	-	(7)
Long-term deposits	(9)	(19)	276

Net cash provided by (used in) operating activities	442	(104)	(164)

Cash flows from investing activities:
Placement of time deposits	-	-	(1,075)
Purchase of property, plant and equipment	(91)	(88)	(134)
Proceeds from disposal of property, plant and equipment	27	10	14

Net cash used in investing activities	(64)	(78)	(1,195)

Cash flows from financing activities:
Share options exercised	-	79	20
Cash dividends paid	(297)	(981)	(569)

Net cash used in financing activities	(297)	(902)	(549)

Net increase (decrease) in cash and cash equivalents	81	(1,084)	(1,908)
Cash and cash equivalents at the beginning of year	8,827	8,827	7,757
Effect of exchange rate changes on cash and cash equivalents	(81)	14	161

Cash and cash equivalents at the end of year	8,827	7,757	6,010

Supplemental disclosure of cash flow information:
Income taxes	10	27	2

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

(b) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, valuation of goodwill, provision for credit losses of accounts receivable, loan receivable valuation assessment, inventories impairment assessment, property, plant and equipment impairment assessment, the valuation of stock-based compensation, the valuation allowance for deferred tax assets and the valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

The COVID-19 pandemic and the political unrest in Myanmar have created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns and adversely impact the Group’s results of operations. While operations at the Myanmar factory have mostly returned to the pre-political unrest level, the COVID-19 pandemic has forced brief closure of one week for the Group’s factories in Yangon, Myanmar and Shenzhen, China in July 2021 and March 2022, respectively. For fiscal 2021, the factory in Myanmar was closed for about two weeks in March 2021 because of COVID-19. These closures did not have significant impact on the Group’s results of operations.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Use of estimates - continued - As a result, during the year ended March 31, 2022, the Group faced uncertainties around its estimates of revenue collectability, accounts receivable credit losses, impairment of inventories and long-lived assets. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic and the political unrest in Myanmar. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

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

(e) Time deposits - Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

(f) Accounts receivable - Before April 1, 2020, the Group reviews its receivables on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balances, customer specific facts and economic conditions. From April 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f) Accounts receivable - continued - The Group’s accounts receivable, other current assets (note 7) and loan receivables (note 2(g)) recorded in prepaid expenses and other current assets are within the scope of ASC Topic 326. Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any off-balance-sheet credit exposure related to its customers is assessed the same manner as on-balance-sheet exposure.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets (note 7) and loan receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2022, the expected credit loss provision recorded in accounts receivable was $51 (2021: $nil).

(g) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables (see (f) above). The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2020, 2021 and 2022.

(h) Inventories - Inventories are stated at the lower of cost and net realizable value, with cost determined by the first-in-first-out method. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions.

(i) Goodwill - Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company tests goodwill for impairment in March of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would be more likely than not reduce the fair value of the reporting unit below its carrying amount.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i) Goodwill - continued - Prior to April 1, 2020, in performing the two-step quantitative impairment test, the first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill was not considered to be impaired and the second step was not be required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill was determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities was the implied fair value of goodwill. This allocation process was only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Starting from April 1, 2020, the Group adopted No. 2017-04: Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

The gross amount of goodwill and accumulated impairment losses as of March 31, 2021 and 2022 are as follows:

Kayser Myanmar
$

Gross as of April 1, 2020, March 31, 2021 and 2022	77

Accumulated impairment loss as of April 1, 2020	(77)

Accumulated impairment loss as at March 31, 2021 and 2022	(77)

Net as of March 31, 2021 and 2022	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i) Goodwill - continued - The balance represented the carrying value of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”) and had an aggregate carrying amount of $77 as of year ended March 31, 2018. During the year ended March 31, 2019, the Group has tested goodwill for impairment and estimated the fair value of Kayser Myanmar by using the income approach in step 1 of the impairment test. Based on the quantitative test, it was determined the fair value was more likely than not below its carrying amount. Management has identified several determinative events and factors, which has led to the above conclusion, included: (1) the financial result of Kayser Myanmar was below management’s expectations due to higher than expected supply chain cost and increased competition, (2) the fiscal year 2020 annual budget operating plan in March 31, 2019, which provided additional insights into expectations and priorities for the coming years, such as lower growth and margin expectations and (3) increased and prolonged economic and regulatory uncertainty in the global economics as of March 31, 2019. Management has compared the implied fair value of Kayser Myanmar’s goodwill to the carrying value of the goodwill which is step 2 of the two-step impairment test. An impairment loss was recognized for the excess in the carrying value of goodwill over the implied fair value of goodwill.

As a result of the two-step impairment test, the Group has recognized a $77 impairment loss of Kayser Myanmar goodwill in selling, general and administrative expenses during the year ended March 31, 2019, due to margin and revenue from contracts from customers declines as well as the lower growth and margin expectation.

No impairment expenses were recognized during the years ended March 31, 2020, 2021 and 2022.

(j) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 5 to 10 years for machinery and equipment, shorter of the lease term or the estimated useful life for leasehold improvements and 2 to 5 years for other property, plant and equipment.

(k) Impairment or disposal of long-lived assets (other than goodwill) - The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the sum of the estimated undiscounted future cash flows and the eventual disposition. Management would estimate the future cash flow used to test the recoverability of the asset included the budgeted cash inflows less associated cash outflows, which are directly associated with the result of use. The estimation should exclude the interest charges which will be recognized as an expense when incurred. Management would consider all available evidence during the estimation process, to ensure the estimated budget would be the most possible outcomes. If the sum of the expected undiscounted cashflow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Impairment or disposal of long-lived assets (other than goodwill) - continued - During the years ended 2020, 2021 and 2022, the Group has reviewed the long-lived assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses in prior years, and (3) negative impact on business operations as a result of COVID-19 pandemic and new global human and environmental rights regulations pending or enacted. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. The Group did not recognize any impairment of long-lived assets during the years ended March 31, 2020, 2021 and 2022. The impairment has been recorded in cost of sales and selling, general and administrative expenses, based on the nature of the impaired long-lived assets.

(l) Concentration of credit risk - Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, and other receivables and prepayments. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The risks with respect to accounts receivables are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances.

(m) Revenue recognition - The Group recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Group expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Group determines are within the scope of Topic 606, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition - continued

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

The Group did not recognize any revenue from contracts with customers for performance obligations satisfied overtime during the years ended March 31, 2020, 2021 and 2022.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales. The Group has allocated the transaction price to each performance obligation based on the sales contracts and purchase orders.

Normally, the Group would request a deposit from certain customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days. During fiscal 2022, the Group deviated from its customary credit terms and entered into a contractual deferred payment arrangement with a new significant customer. Under the agreement, the customer has provided the Group with collateral for the rolling credit facility (see note 14).

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition - continued

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2020, 2021 and 2022 amounted to $90, $121 and $133 respectively.

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

Disaggregation of revenue

The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 21 for product revenues by segment.

Contract balances

The Group did not recognize any contract asset as of March 31, 2021 and March 31, 2022. The timing between the recognition of revenue and receipt of payment is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2021 and March 31, 2022, the balances of the contract liabilities are $72 and $79 including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2022 were recognized as revenue during the year ended March 31, 2022 and all contract liabilities as of year ended March 31, 2022 are expected to be realized in the following year.

Movement of contract liabilities are as follows:

	Year ended March 31,
	2021	2022
	$	$

At the beginning of the year	39	72
Deposits received	57	71
Recognized as revenue	(26)	(65)
Exchange	2	1

At the end of the year	72	79

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Retirement and other post-retirement benefits – Contributions to retirement schemes (which are defined contribution plans, see note 19) are charged to the consolidated statement of operations as and when the related employee service is provided.

The Group operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group. The MPF is available to all employees aged 10 to 64 with a least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to a cap of HK$1,500 (equivalent to $0.19 per month). Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $99, $88 and $95 for the years ended March 31, 2020, 2021 and 2022, respectively.

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $124, $75 and $102 for the years ended March 31, 2020, 2021 and 2022, respectively.

The Group was required registration of its employee in Myanmar with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.005) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $8, $6 and $4 for the years ended March 31, 2020, 2021 and 2022, respectively.

(o) Foreign currency translations and transactions - The functional and reporting currency of the Company is the United States Dollars (“U.S. dollars”). All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates on the balance sheet date. Exchange differences are recorded in the consolidated statements of operations.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Foreign currency translations and transactions - continued - The books and records of the Company’s major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars, Myanmar kyat and Renminbi, which are also their respective functional currencies. The financial statements of the Group’s entities of which the functional currency is not U.S. dollars are translated from their respective functional currency into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Equity accounts other than earnings generated in current period are translated into U.S. dollars at the appropriate historical rates. Income and expense items are translated into U.S. dollars at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(p) Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Diluted net income (loss) per share is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to stock options and similar instruments had been issued and if the additional common shares were dilutive.

Diluted net income (loss) per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock and options, and the if-converted method for the outstanding convertible instruments. Under the treasury stock method, options are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are anti-dilutive when the conversion of ordinary shares increases the earnings per share or decreases the net loss per share.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Comprehensive income (loss) - Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented net of tax.

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

The carrying amounts of financial instruments, which consist of cash and cash equivalents, time deposits, accounts receivable, other current assets, accounts payable and other liabilities approximate their fair values due to the short-term nature of these instruments.

(t) Non-controlling interest - For the Group’s non-wholly owned subsidiary, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the consolidated statements of operations and statements of changes in equity to distinguish the interests from that of the Group. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Stock-based compensation - The Group adopted the provisions of ASC Topic 718 which requires the Group to measure and recognize compensation expenses for an award of an equity instrument based on the grant-date fair value. The cost is recognized over the vesting period (or the requisite service period). Further, ASC Topic 718 requires the Group to estimate forfeitures in calculating the expense related to stock-based compensation.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Valuation Model, and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; and (b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, over the vesting period. The expected volatility was based on the historical volatilities of the Company’s listed common stocks in the United States and other relevant market information. The Group uses historical data to estimate share option exercises and employee departure behavior used in the valuation model. The expected terms of share options granted is derived from the output of the option pricing model and represents the period of time that share options granted are expected to be outstanding. Since the share options once exercised will primarily trade in the U.S. capital market, the risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

Details of grants of restricted shares to non-employee consultants after the effectiveness of ASU 2018-07 -Compensation - stock compensation (Topic 718) - Improvements to nonemployee share-based payment accounting are disclosed in note 20.

(v) Leases - The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group elected not to apply the recognition requirements of ASC 842 to short-term leases. The Group also elected not to separate non-lease components from lease components, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Leases - continued - The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The Group recognized no impairment of ROU assets as of March 31, 2022 and March 31, 2021.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2022 and March 31, 2021.

(w) Dividends – Dividends are recognized when declared.

(x) Recently Adopted Accounting Standards - In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. Adoption of the ASUs is on a modified retrospective basis. The Company applied the new standard beginning April 1, 2021 and the adoption did not have a material impact on the Group’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x) Recently Adopted Accounting Standards - continued - For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company early adopted ASU 2020-06 effective from April 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company applied the new standard beginning April 1, 2021 and the adoption did not have a material impact on the Group’s financial statements.

(y) Accounting standards issued but not adopted as of March 31, 2022 - In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Group’s consolidated financial statement presentation or disclosures.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y) Accounting standards issued but not adopted as of March 31, 2022 - continued - In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group does not expect the impact of this guidance to have a material impact on the Group’s consolidated financial statements.

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2020, 2021 and 2022.

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

Nissin PRC, which is established and operated in China, was subject to the uniform income tax rate of 25% in China.

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2020, 2021 and 2022. However, Kayser Myanmar enjoyed a tax exemption for the period from the date of incorporation through the end of December 31, 2017 and was subject to an income tax rate of 25% from January 1, 2018 to September 30, 2021. Starting from October 1, 2021 onwards, income tax rate was reduced to 22%.

The components of income (loss) before income taxes are as follows:

	Year ended March 31,
	2020	2021	2022
	$	$	$

Hong Kong	673	(233)	100
China	229	(458)	354
Myanmar	(6)	91	114
	896	(600)	568

Income tax expense (credit) consists of the following:

	Year ended March 31,
	2020	2021	2022
	$	$	$
Current tax:

Hong Kong
Current tax	11	5	-
(Over)/under provision in prior year	-	7	(5)

China
Current tax	-	-	-
(Over)/under provision in prior year	-	-	-

Myanmar
Current tax	-	-	-

Deferred tax	198	(158)	106

Total	209	(146)	101

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

A reconciliation between income taxes computed by applying the Hong Kong profits tax rate to profit/loss before income taxes, the income taxes are as follows:

	Year ended March 31,
	2020	2021	2022
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	26.9	25.5	30.8
Changes in valuation allowances	1.1	(18.4)	(1.9)
Overprovision of profits tax in prior year	-	(1.1)	(0.9)
Effect of different tax rate of subsidiaries operating in other jurisdictions	1.8	5.7	6.3
Tax effect of tax losses not recognized	0.1	2.0	(4.4)
Tax effect of changes in tax rate	-	-	(3.7)
Utilization of tax losses previously not recognized	(11.6)	(6.8)	(3.7)
Others	(11.5)	0.9	(21.2)
Effective tax rate	23.3	24.3	17.8

Deferred income tax liabilities (assets) are as follows:

	As of March 31,
	2021	2022
	$	$
Deferred tax liabilities:
Deferred severance payment	392	-
Property, plant and equipment	5	4
Operating lease right-of-use assets	632	389
Total deferred tax liabilities	1,029	393

Deferred tax assets:
Lease liabilities	(421)	(256)
Tax loss carry forwards	(520)	(491)
Deferred deductible expenses	(74)	-
Valuation allowance	593	494
Total deferred tax assets	(422)	(253)
Net deferred tax liabilities	607	140

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2020	2021	2022
	$	$	$

At the beginning of the year	668	552	593
Current year (reduction) addition	(116)	41	(99)

At the end of the year	552	593	494

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2021 and 2022, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2021 and 2022, tax losses amounting to approximately $2,972 and $2,837, respectively. As of March 31, 2022, the tax loss carried forward of $275 is to expire during the year ending March 31 2027. As of March 31, 2021 and 2022, the other tax losses carried forward of $2,631 and $2,562, respectively may be carried forward indefinitely.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2021 and 2022, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2015 to 2022 remain subject to examination by the Hong Kong tax authority. For PRC, fiscal years 2011 to 2021 remain subject to examination by the PRC tax authority. For Myanmar, fiscal years 2019 to 2022 remain subject to examination by Myanmar tax authority.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2021	2022
	$	$

Cash on hand	37	49
Bank deposits	7,720	5,961

	7,757	6,010

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2021	2022
	$	$

Accounts receivable	973	2,311
Less: allowance for expected credit losses	-	(51)

Total accounts receivable, net	973	2,260

Details of the movements of the expected credit loss provision are as follows:

	Year ended March 31,
	2020	2021	2022
	$	$	$

At beginning of year	-	-	-
Provision for the year	-	-	51

At end of year	-	-	51

As of March 31, 2022, $8 of the expected credit loss provision relates to an off-balance sheet exposure of a customer (2021: $nil).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2021	2022
	$	$

Raw materials	1,574	1,578
Work in progress	263	417
Finished goods	401	355

	2,238	2,350

Slow moving inventories amounting to $39, $125 and $89 were written off during the years ended March 31, 2020, 2021 and 2022, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2021	2022
	$	$

Prepaid expenses	198	145
Payment in advance	291	154
Deposits	3	295
Other	21	26

	513	620

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2021	2022
	$	$
At cost:
Machinery and equipment	11,738	11,707
Furniture and fixtures	91	89
Leasehold improvements	1,114	1,086
Motor vehicles	167	168

Total	13,110	13,050
Less: Accumulated depreciation and impairment	(12,277)	(12,407)

Property, plant and equipment, net	833	643

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET - continued

Depreciation expense incurred for the years ended March 31, 2020, 2021 and 2022 were $145, $159 and $162, respectively.

No impairment of property, plant and equipment was recognized during the years ended March 31, 2020, 2021 and 2022, respectively.

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2021 and 2022 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2021	2022
	$	$

The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)

Investments in equity investees reported in the consolidated balance sheets	-	-

As of March 31, 2021 and 2022, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2021 and 2022.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2021	2022
	$	$
Accrued payroll	143	243
Accrued housing allowance	264	231
Accrued other social benefits	1,304	1,462
Deposits received from customers	72	79
Accrued audit fee	228	200
Others	336	384
	2,347	2,599

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	Accrued expenses and other current liabilities - continued

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2022. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate.

11.	LEASES

On March 21, 2020 , the Group entered into two lease agreements for executive and administrative offices in Hong Kong, under three-year leases that expire in March 2023.

On March 1, 2020 , the Group entered into two lease agreements for factory space and dormitories located in Shenzhen, China that expire in February 2023. In October 2021, part of the factory space was restructured by the landlord. As a result, total leased space was reduced by about 1,000 square meters to 14,800 square meters.

On March 29, 2019, the Group entered into a lease agreement for factory space located in Yangon, Myanmar that expire in March 2069. The lease for the factory space has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $5.8 per month as of March 31, 2022).

During the year ended March 31, 2019, Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments.

	2020		2021		2022
	$		$		$

Operating lease cost	991	*	731	*	871	*
Weighted Average Remaining Lease Term - Operating leases	7.51 years		9.06 years		11.22 years
Weighted Average Discount Rate - Operating leases	7.63%		8.17%		8.59%

*	Included unconditional government subsidy $289, $66 and $nil for factory space and dormitories located in Shenzhen in 2020, 2021 and 2022 respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	LEASES - continued

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2022

Operating leases
$
Year ending March 31,
2023	957
2024	-
2025	-
2026	-
2027	-
Thereafter	2,573
Total undiscounted cash flows	3,530
Less: imputed interest	(2,329)
Present value of lease liabilities	1,201

12.	LONG-TERM LOAN RECEIVABLE

Long-term loan receivable represents loans to the managing director of a subsidiary with a fixed interest rate of 8% per annum and loan periods of 36 months, repayable by March 30, 2024 to March 30, 2025. The loan receivables principal and interest are expected to be repaid on the loan maturity date.

13.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2021 and 2022, the Group had commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment of $50 and $nil, respectively.

14.	OFF-BALANCE SHEET EXPOSURES

Pursuant to agreements signed in October 2020 and January 2021, the Group has extended a credit facility of $1,000 to a new customer for 30 months. This credit facility is collateralized by the intellectual property rights of the customer, personal guarantees of the shareholders of the customer and 10% of the common stock of the customer. As of March 31, 2022, the customer has utilized $699 of the credit facility and the amount was reflected in accounts receivable. The Group has an off-balance sheet exposure of credit facility of $301 as of March 31, 2022. The allowance for expected credit losses for the utilized credit facility and unutilized credit facility were $18 and $8 respectively, as of March 31, 2022.

15.	TREASURY STOCK

as of March 31, 2021 and 2022, no shares were held in treasury.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

16.	DIVIDENDS

Dividends are recognized when declared. The Company declared three dividend payments during the fiscal year ended March 31, 2022: a dividend of $0.06 per share that was paid on October 12, 2021, a dividend of $0.06 per share that was paid on November 24, 2021, and a dividend of $0.05 per share that was paid on April 8, 2022.

The Company declared three dividend payments during the fiscal year ended March 31, 2021: a dividend of $0.10 per share that was paid on October 13, 2020, a dividend of $0.06 per share that was paid on November 25, 2020, and a dividend of $0.02 per share that was paid on April 8, 2021.

The Company declared one dividend payment during the fiscal year ended March 31, 2020: a dividend of $0.08 per share that was paid on April 6, 2020.

17.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Group’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivables.

The Group’s cash and cash equivalents are high-quality deposits placed with authorized banking institutions. This investment policy limits the Group’s exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Group’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, related credit risk is limited.

Accounts receivable from the four customers with the largest receivable balances or customers that individually comprised 10% or more of receivable balance as of March 31, 2021 and 2022 are as follows:

	Percentage of
	accounts receivable
	2021	2022
	%	%

Customer A	**	30.3
Customer B	43.5	23.3
Customer C	10.8	22.0
Customer D	28.0	12.5
Customer E	12.2	**

Four largest receivable balances	94.5	88.1

**	Not among the top four receivable balances or individually comprised 10% or more of receivable balance as of respective year end.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2020, 2021 and 2022 are as follows:

	Year ended March 31,
	2020	2021	2022
	%	%	%

Customer B (note a)	48.2	46.6	33.4
Customer C (note b)	20.8	25.9	26.5
Customer D (note a)	14.4	15.3	16.7

	83.4	87.8	76.6

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer was reported in the Metal Stamping operating segment.

18.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for years indicated:

	Year ended March 31,
	2020	2021	2022
	$	$	$

Net income (loss) attributable to Highway Holdings Limited’s shareholders, basic and diluted	686	(461)	443

Shares:
Weighted average common shares used in computing basic net income (loss) per share	3,909,976	4,006,400	4,033,346
Dilutive stock option	-	-	154,385
Weighted average common shares used in computing diluted net income (loss) per share	3,909,976	4,006,400	4,187,731

Net income (loss) per share, basic	0.18	(0.12)	0.11

Net income (loss) per share, diluted	0.18	(0.12)	0.11

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	NET INCOME (LOSS) PER SHARE - continued

For the year ended March 31, 2020, stock options to purchase 385,000 shares of the Company’s stock were excluded from the EPS calculation, as their effects were anti-dilutive.

For the year ended March 31, 2021, stock options to purchase 365,000 shares of the Company’s stock were excluded from the EPS calculation, as their effects were anti-dilutive.

19.	STAFF RETIREMENT PLANS

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

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.005) per month.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong, China and Myanmar amounted to $231, $169 and $201 for the years ended March 31, 2020, 2021 and 2022, respectively.

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

20.	STOCK OPTIONS AND RESTRICTED SHARES - continued

Stock Options Issued to Directors and Key Employees

For the year ended March 31, 2020, 410,000 stock options were granted by the Company. The fair value of options granted to employees and directors in fiscal year 2020 was $0.33 per stock option, which was estimated on the date of grant using the Black-Scholes Option Valuation Model:

2020
Exercise price	$1.97
Risk-free interest rate	1.66%
Expected life	2.5 years
Expected volatility	41.83%
Expected dividend yield	8%

For the year ended March 31, 2021, 40,000 stock options were granted by the Company. The fair value of options granted to directors in fiscal year 2021 was $0.66 per stock option. It was estimated on the date of grant using the Black-Scholes Option Valuation Model:

2021
Exercise price	$2.42
Risk-free interest rate	0.22%
Expected life	2.5 years
Expected volatility	53.56%
Expected dividend yield	8%

No options were granted for the year ended March 31, 2022.

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

For the years ended March 31, 2020, 2021 and 2022, compensation expense of $135, $20 and reversal of compensation expense of $2 was included in selling, general and administrative expenses, respectively.

There was no unrecognized compensation cost related to non-vested stock options granted under the 2010 Option Plan, nor non-vested stock options as at March 31, 2021 and 2022.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

20.	STOCK OPTIONS AND RESTRICTED SHARES - continued

A summary of stock option activity during the years ended March 31, 2020, 2021 and 2022 is as follows:

			Weighted
		Weighted	average
	Number of	average	remaining
	stock	exercise	contractual
	options	price	life (years)
		$
Outstanding as of April 1, 2020	-	-	-
Granted	410,000	1.97	-
Exercised	-	-	-
Cancelled	(25,000)	-	-
Outstanding as of March 31, 2020	385,000	1.97	4.36

Granted	40,000	2.42	-
Exercised	(40,000)	-	-
Cancelled	(20,000)	-	-
Outstanding as of March 31, 2021	365,000	1.97	3.36

Exercised	(10,000)	-	-
Cancelled	(5,000)	-	-
Outstanding as of March 31, 2022	350,000	1.97	2.36
Exercisable as of March 31, 2021	365,000	1.97	3.36
Exercisable as of March 31, 2022	350,000	1.97	2.36

The aggregate intrinsic values of the stock options outstanding as of March 31, 2021 and 2022 were $642 and $298, respectively. The intrinsic values of the stock options at March 31, 2021 and 2022 are the amount by which the market value of the Company’s common stock of $3.73 and $2.82 as of March 31, 2021 and 2022, respectively, exceeds the exercise price of the option.

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

20.	STOCK OPTIONS AND RESTRICTED SHARES - continued

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

No restricted shares were granted for the year ended March 31, 2022.

The restricted shares granted under the 2010 Option Plan and the 2020 Option Plan resulted in a compensation expense of $46, $73 and $89 for the years ended March 31, 2020, 2021 and 2022 respectively, which is included in selling, general and administrative expenses.

As of March 31, 2020, 2021 and 2022, there were respectively $299, $287 and $198 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan and the 2020 Option Plan. The cost was expected to be recognized over a weighted-average period of 4.36, 3.36 and 2.36 years respectively.

As of March 31, 2020, 2021 and 2022, the Company has the right to repurchase 175,000, 190,000 and 190,000 restricted shares respectively at a price of $0.01 per share when restricted shares be forfeited and reconveyed to the Company.

21.	SEGMENT INFORMATION

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	SEGMENT INFORMATION - continued

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2020	2021	2022
	$	$	$
Revenue from contracts with customers:
Metal stamping and Mechanical OEM	6,929	5,192	7,213
Electric OEM	5,629	3,976	5,152
Total revenue from contracts with customers	12,558	9,168	12,365

Operating income (loss):
Metal stamping and Mechanical OEM	458	(327)	339
Electric OEM	355	(207)	307
Corporate	(66)	(82)	(79)
Total operating income (loss)	747	(616)	567

Depreciation expense:
Metal stamping and Mechanical OEM	83	90	95
Electric OEM	62	69	67
Total depreciation	145	159	162

Capital expenditure:
Metal stamping and Mechanical OEM	53	50	78
Electric OEM	38	38	56
Total capital expenditure	91	88	134

	As of March 31,
	2021	2022
	$	$
Total assets:
Metal stamping and Mechanical OEM	7,874	7,784
Electric OEM	7,440	6,961
Corporate	172	114

Total assets	15,486	14,859

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	SEGMENT INFORMATION - continued

	As of March 31,
	2021	2022
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	474	380
Electric OEM	359	263

Total property, plant and equipment, net	833	643

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2020	2021	2022
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	2,186	1,554	2,105
Europe	9,790	7,269	8,761
Other Asian countries	-	37	76
North America	582	308	1,423

Total revenue from contracts with customers	12,558	9,168	12,365

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2021	2022
	$	$
Property, plant and equipment, net:
Hong Kong and China	98	128
Myanmar	735	515

Total property, plant and equipment, net	833	643

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2020, 2021 and 2022.

23.	SUBSEQUENT EVENT

The Group has evaluated events from the year ended March 31, 2022 through the date the financial statements were issued. There were no subsequent events that need disclosure.

* * * * * *