Form 20-F
period 2023-03-31
HIGHWAY HOLDINGS LTD
filed 2023-07-13
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,086,825 Common Shares were outstanding as of March 31, 2023.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the operation of its manufacturing and assembly facilities at its new Myanmar factory;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar, such as the recent unrest in Myanmar, that affect the Company, including currency exchange rates, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general;

●	the impact of the ongoing war between Russia and Ukraine on the Company, its customers and its supply chain;

●	the impact of the novel coronavirus, COVID-19, on the business and operations of both the Company and on the Company’s customers;

●	the impact of Germany’s recently enacted Supply Chain Due Diligence Act and similar global human and environmental rights regulations on market for products manufactured at the Company’s facilities in Myanmar; and

●	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 2, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

ii

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company,” “we,” “us” or “our” refer collectively to Highway Holdings Limited and its subsidiaries, including its 84% owned subsidiary in Myanmar. References to “China” or “PRC” are to the mainland of the People’s Republic of China, excluding Hong Kong, whereas references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Myanmar” are to the Republic of the Union of Myanmar. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. “MMK” or “Kyat” are to the legal currency of Myanmar. The U.S. Securities and Exchange Commission is referred to in this Annual Report as the “SEC.”

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

Risks Related To Doing Business In China And Myanmar.

The Military Coup In Myanmar Has Negatively Affected, And May Continue to Negatively Impact, the Company’s Operations In Myanmar. The Company operates two manufacturing and assembly facilities, one of which is located in Yangon, Myanmar. The Myanmar facility generated 42% of the Company’s revenues in the fiscal year ended March 31, 2023. On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year, and reportedly placed the country’s civilian leader under house arrest. The U.S. State Department has concluded that the military takeover in Myanmar constituted a coup d’état. The military’s takeover resulted in widespread civil unrest, including in the area of Yangon in which the Company’s facilities are located, the devaluation of the Kyat, disruption to the existing banking system, and other restrictions. The civil unrest caused the Company’s Myanmar facility to be closed for about two weeks in March 2021. While no closure was caused by civil unrest in fiscal years 2022 and 2023, and operations at the Myanmar factory have mostly returned to the pre-takeover levels, the future impact of the military takeover on the Company’s operations in Myanmar remains uncertain as of the date of this report. Any loss of property or interruption of the Company’s operations resulting from political instability, civil unrest or changes in law or policy enacted by the military government could have a significant negative impact on the Company’s business operations, earnings and cash flow.

In Response To Recently Enacted Global Human and Environmental Rights Regulations Enacted In Germany And Pending in other Jurisdictions, The Company’s Customers May Prohibit Or Limit The Manufacture Of Their Products In Myanmar, Which Will Negatively Affect The Company’s Operations In Myanmar. Germany recently enacted the Supply Chain Due Diligence Act (Lieferkettensorgfaltsgesetz), which requires certain larger German manufacturers to take actions to identify and prevent suspected human rights and environmental law violations committed abroad in their supply chains, including by their direct and indirect suppliers. Germany’s new law went into effect on January 1, 2023. In order to comply with this law, German manufacturers may stop purchasing products from foreign suppliers (such as the Company) that are based in countries with bad human rights records. The European Union and various social responsibility organizations also are considering similar laws. During the fiscal years ended March 31, 2023 and 2022, revenues generated from the Company’s operations in Yangon, Myanmar, represented 42% and 47%, respectively, of the Company’s total revenues. Since the military coup in February 2021, Myanmar has been listed as one of the world’s worst human rights offenders. As a result of these social responsibility regulations and Myanmar’s human rights record, one of the Company’s larger European customers no longer accepts products manufactured by the Company at its Yangon factory. Other clients may also refuse to have their products manufactured at the Company’s Myanmar facility. In addition, China’s human rights record may cause German manufacturers to refuse to purchase products manufactured in China as well. In the event that the Company’s customers further limit or prohibit the Company from manufacturing their products in Myanmar or China, the Company’s operations and financial condition will be significantly and adversely affected. No assurance can be given that the Company’s customers will not, in the future, withdraw their work from Myanmar or China or refuse to permit their future orders from being completed at the Company’s Myanmar or Shenzhen facilities.

Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen In Particular, Have Significantly Increased The Costs And Burdens Of Doing Business And Could Continue To Negatively Impact The Company’s Operations And Profitability. In the past, foreign-owned enterprises, such as the Company and its subsidiaries, have established manufacturing/assembly facilities in China because of China’s lower labor costs, lower facilities costs, less stringent regulations, and certain other benefits provided to foreign entities. These benefits are no longer available to most companies operating in Shenzhen, including in particular foreign-owned entities. In fact, the costs and burdens on foreign-owned companies appear to be significantly greater than on local Chinese-owned companies. The cost of operating a manufacturing business in Shenzhen have increased significantly, and the amount of governmental inspections and intrusion have further increased the costs and burdens of operating in China. These factors have significantly increased the cost of doing business in China in the past few years and have caused some of the Company’s customers to source their products from other original equipment manufacturers (“OEMs”) outside of China that have a lower cost structure than the Company has. The increased costs of manufacturing and the increased regulatory burdens have adversely affected the Company’s net sales and gross margins and may continue to do so in the future. While the Company is trying to offset the increasing costs and burdens of doing business in China (primarily by increasing automation and moving labor-intensive activities to Myanmar), no assurance can be given that in the longer term the Company will be able to continue to operate in China and/or remain viable under the new and evolving business or regulatory conditions in China.

In Response To Recently Enacted Data Security Law and Personal Information Protection Law in China, The Company May Face Additional Scrutiny From Its Operations In China. In the fall of 2021, China enacted two laws — the Data Security Law and the Personal Information Protection Law. The Data Security Law sets up a framework that classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. The Personal Information Protection Law is China’s comprehensive legislation regulating the protection of personal information. The Cyberspace Administration of China (“CAC”) has published the Administration Measures for Cyber Data Security that authorizes the relevant government authorities to conduct a cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. We do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. We do not operate mobile apps and we do not possess information on more than a million entities/individuals. Although we believe we currently are not required to obtain clearance from the CAC under the Administration Measures for Cybersecurity Review, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. While we do not believe that our Chinese subsidiary is subject to cybersecurity review or requires prior approval of the CAC or the China Securities Regulatory Commission (the “CSRC”), uncertainties still exist and the current laws, regulations or policies in China could change in the future. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to become worthless. Failure to comply with these laws may lead to fines and penalties from the Chinese government and could have a significant negative impact on Company’s business operations. On March 31, 2023 the CSRC’s new Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and certain supporting guidelines (collectively the “New Overseas Listing Rules”) went into effect. Among other things, these new regulations provide that certain PRC domestic companies seeking to offer and list securities, either directly or indirectly, in overseas markets, must file with the CSRC an application for an overseas offering or listing. Currently, we do not believe that any effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities in order to offer and sell our securities in the U.S. However, since the New Overseas Listing Rules are newly published and there is substantial uncertainty surrounding the implementation and enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules, on a timely basis or at all.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China. Many of the Company’s key functions, including tool design and manufacturing, engineering, administration, and automated manufacturing, are conducted from the Company’s facilities in China. As a result, the Company’s operations and assets are affected by the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, foreign-owned enterprises, including the Company, have been subject to numerous governmental inspections and have been subjected to additional burdensome regulations and, on occasion, to cash penalties and fines. Certain of the recent actions by Chinese government authorities appear to be intended to force the Company, and other foreign businesses, out of Shenzhen, China. While the Company has, to date, been able to continue its operations in China despite these changes and additional burdens, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. These political and economic issues have resulted in tariffs being imposed by both China and the U.S. and have resulted in the imposition of restrictions on the import/export of certain products. Although the Company’s sales to the U.S. were not substantial during the last fiscal year, and the Company does not import raw materials from the U.S., the political tensions between the two countries could negatively affect the Company’s operations in China and its ability to transact with U.S. customers. No assurance can be given that these, and any other future controversies will not negatively affect the Company’s business and operations in China. In addition, the political and trade friction between the U.S. and China could adversely affect the prevailing market price for the Company’s Common Shares. The Company, whose shares are publicly listed on the U.S. Nasdaq stock market, could be perceived in China to be an American company and, as such, could face persecution in various forms from the government. Similarly, because the Company operates in Shenzhen, China, the Company could be perceived to be a Chinese company by U.S. investors. These trade or political disputes between the U.S. and China could affect U.S. investors’ perception of China-based manufacturing companies listed on U.S. stock markets, which could adversely affect the Company’s stock price.

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

The Company May Be Subject To Significant Employee Termination Payment Obligations In China. Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company has been reducing the amount of this potential liability by not replacing its Shenzhen factory employees who resign or otherwise leave, any mass layoff could trigger the sudden payment of the entire severance payment obligation. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2023, the Company accrued $1,193,000 of severance liabilities), the sudden obligation to pay all of these accrued amounts could result in a significant decrease in the Company’s cash reserves.

The Company’s Shenzhen, China, Leases Could Subject the Company To Substantial Future Risks and Costs. The Company’s engineering, research and development, and its automated manufacturing facilities are currently still located in Long Hua, Shenzhen, China. In February 2023 the Company extended its leases for much of this facility until February 28, 2026 (the Company has also reduced the amount of space it now leases in Shenzhen to reflect its decreased operations in China). Due the increasing rental rates and changes in the local regulatory environment that disfavors manufacturing facilities, it is uncertain if the Company will be able to renew its lease in 2026 on acceptable terms, or at all. In the event that the Company cannot, or does not renew its Shenzhen lease, the Company will incur significant costs to relocate its facilities, and its operations could be significantly disrupted. In addition, the termination of the Shenzhen leases may require the Company to terminate or relocate its Shenzhen employees, which events would trigger the Company’s significant severance payment obligations to its remaining China-based employees.

The Company’s Myanmar Subsidiary Faces Various Risks Related To Its Operations In That Underdeveloped Country. The Company’s labor-intensive manufacturing operations are currently conducted in Yangon, Myanmar (formerly Burma). The Company currently owns 84% of Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a foreign company authorized to operate in Myanmar. Kayser Myanmar operates from a factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities in order to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include labor relations issues (including strikes), lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, antiquated banking systems, and the lack of international financing expertise. As discussed above, as a result of the enactment of the Supply Chain Due Diligence Act (Lieferkettensorgfaltsgesetz), one of the Company’s larger European customers no longer purchases products manufactured by the Company at its Yangon factory. Other clients may also refuse to have their products manufactured at the Company’s Myanmar assembly facility. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate, which fluctuations could materially change the cost of operating in Myanmar. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

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

The Company Has Substantial Assets In Myanmar, And Any Action By The Government To Expropriate Or Restrict Those Assets Would Materially Harm The Company. Myanmar has only recently permitted non-Myanmar businesses to operate in Myanmar. The laws governing foreign businesses regulate both the manner in which such foreign entities can operate as well as the ownership of assets by foreign entities. The laws and regulations under which foreign businesses can operate and own assets are still being developed and are changing. As a result, there is substantial uncertainty in operating in Myanmar and in owning equipment, machinery and inventory (the Company currently does not own any real estate, but it does hold a long-term lease on its factory in Myanmar). Furthermore, the status of the laws prohibiting expropriation are uncertain since the military seized control of the government in early 2021. No assurance can be given that Myanmar will not in the future adopt laws, or take actions, that affect the Company’s Myanmar assets and properties.

Labor Shortages and Employee Turnover May Negatively Affect The Company’s Operations and Profitability. One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low-cost labor. Due to the enormous growth in manufacturing in China, workers’ higher salary expectations, and the after-effects of China’s one-child policy, the Company has recently had difficulty in filling its lower cost labor needs in China. Due in part to these wage increases and labor shortages, the Company has stopped most of its labor-intensive manufacturing in China and now uses its Shenzhen facilities mostly for engineering, tool manufacturing, design, automated manufacturing, and administrative purposes. Since these functions are performed by higher paid professional employees, the Company’s exposure to the labor issues in China has been reduced. However, the cost and risks of hiring and training new employees has shifted to Myanmar where the Company now performs most of its labor-intensive manufacturing in Myanmar. Myanmar also observes an extended new year’s celebration each year in April during which the Company’s factories are closed and all workers temporarily leave. Because many of the Myanmar factory workers are migrant workers who live far from the Company’s Yangon factory, many do not return after the holidays, as a result of which labor turnover can be high at times. The Company is required to annually hire, and train, new workers.

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

The Increasing Rate of Inflation, Particularly In Myanmar, May Negatively Impact Our Operations. The rate of inflation in Myanmar has noticeably increased during the past few years. Inflation in Myanmar was estimated to be more than 16% per annum during the past fiscal year and appears to be at the same level this year. As a result, employee compensation and other operating expenses in Myanmar could significantly increase. Although the rate of inflation in China has been relatively modest recently, we can provide no assurance that our operations in China and Hong Kong will not be affected in the future by higher rates of inflation. Inflation could materially affect our financial performance by increasing our operating costs and expenses, including employee compensation and the cost of raw materials. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

The Chinese Government Exerts Substantial Influence Over The Manner In Which We Must Conduct Our Business Activities And May Intervene Or Influence Our Operations At Any Time, Which Could Result In A Material Change In Our Operations And The Value Of Our Common Stock. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Our business may be subject to various government and regulatory interference in the province in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Our Ability To Transfer Funds From Our China Subsidiary is Limited by The Laws of China. We conduct our operations in China through Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a wholly-owned subsidiary that is registered in China. Under our current corporate structure, Highway Holdings Limited may need dividend payments or other distributions from Nissin PRC to fund any cash and financing requirements we may have. In respect of the transfer of earnings from Nissin PRC to Highway Holdings Limited, under applicable Chinese laws and regulations our Chinese subsidiary is permitted to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Nissin PRC primarily generates its revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese subsidiary to use its RMB revenues to pay dividends to us. The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. In addition, the Enterprise Income Tax Law of China and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-Chinese-resident enterprises unless otherwise exempted. To date, profits generated by Nissin PRC have mostly been reinvested in the Shenzhen factory’s operations, and we have not relied on dividends or other distributions from Nissin PRC to fund our operations outside of China. However, any limitation on the ability of Nissin PRC to pay dividends or make other kinds of payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related To The Company’s Operations, Structure And Strategy.

The Company Faces On-Going Risks Related To The COVID-19 Outbreak, Particularly At Its Shenzhen, China Facility. The outbreak of the coronavirus (COVID-19) pandemic has, since early 2020, impacted the Company’s operations in China and in Myanmar. During the past three years, the COVID-19 pandemic forced the Company to close its factories in both Shenzhen, China, and Yangon, Myanmar, on several occasions. In December 2022, the Chinese government abruptly eased its strict zero-COVID-19 policies. Although the exact longer-term impact of the easing of the COVID-19 restrictions is not yet known, the sudden lifting of the COVID-19 regulations resulted in a significant increase in number of people in China who have contracted COVID-19, including many of the Company’s employees at the Company’s Shenzhen, China facility. The sudden increase in COVID-19 cases has resulted in a large increase absenteeism at the Shenzhen, China, facility in early 2023, which has in turn negatively impacted production at that facility this year. The future impact of the spread of COVID-19 on the Company’s operations in Shenzhen is unknown. In addition, the increase in COVID-19 related illnesses in China also has impacted the Company’s China-based vendors and suppliers, which could also impact the operations at the Shenzhen facility. The reduction in operations at the Shenzhen facility as result of the spread of COVID-19 in China may materially adversely affect our operating and financial results in a manner that is not currently known to us. Reduced operations by the third-party suppliers of parts and components due to the COVID-19 pandemic would likewise negatively affect our operations and could result in lost sales, higher prices and manufacturing delays. The outbreak of COVID-19 in both Shenzhen, China, and Yangon, Myanmar, currently is under control, and work is currently continuing as usual at the Company’s factories in both of these locations. However, any future closures or other restrictions, including travel restrictions, imposed as a result of COVID-19 may materially adversely affect our operating and financial results in a manner that is not currently known to us. Closures of the facilities of our third-party suppliers of parts and components due to the COVID-19 pandemic would likewise negatively affect our operations and could result in lost sales, higher prices and manufacturing delays.

The Company Is Financially Dependent On A Few Major Customers. During the years ended March 31, 2023 and 2022 the Company’s aggregate sales to its three largest customers accounted for approximately 84.8% and 76.6% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines.

In addition, a substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2023 and 2022, accounts receivable from the four customers with the largest receivable balances at year-end represented, in the aggregate, 90.5% and 88.1% of the total outstanding receivables, respectively. While most of the accounts receivable outstanding as of March 31, 2023 were from well-established long-time customers, 30.2% of those accounts receivable represented sales to a new customer with whom the Company first conducted business in fiscal 2022 and, therefore, does not have an established credit history. The Company also has extended a $1 million credit facility to this new U.S.-based early stage company, which facility is being used to fund the manufacture by the Company of products for this new U.S. customer. The inability or delay by that customer to fully or promptly repay the amounts drawn down on that credit facility could materially affect the Company’s financial condition.

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

Fluctuating Shipping Costs And Disruptions In Shipping Could Materially And Adversely Affect Our Business And Operating Results. Our foreign based customers purchase the products that we manufacture for them in China and Myanmar based on an expectation of timely delivery at a reasonable transportation cost. Generally, we ship our products from the ports in Hong Kong, Shenzhen, China and Yangon, Myanmar to their final destinations, and our customers bear the transportation costs of their products. Certain of our customers also transport their products by air. During the past few years, the shipping costs and availability of shipping containers have fluctuated wildly. Until recently, there was a global shipping and logistics crisis resulting in lengthy port wait times and a very significant spike in shipping costs. While shipping costs have moderated and returned to pre-COVID-19 levels, shipping costs remain volatile. Delays in the transportation of products and significant increases in shipping costs could adversely affect our customers production schedules and production costs. These factors, in turn could cause our customers to consider using suppliers closer to their facilities or even manufacturing those products themselves at their own domestic facilities. The loss of customers because of international transportation disruptions and cost fluctuations could have a material adverse effect on our business and operating results. No assurance can be given that our customers will continue to purchase our products if the delays in delivery and major shipping price increases return.

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

During The Course Of The Audits Of Our Consolidated Financial Statements, We And Our Independent Registered Public Accounting Firms Identified Material Weaknesses In Our Internal Control Over Financial Reporting. If We Fail To Re-Establish And Maintain An Effective System Of Internal Control Over Financial Reporting, Our Ability To Accurately And Timely Report Our Financial Results Or Prevent Fraud May Be Adversely Affected, And Investor Confidence And The Market Price Of Our Common Shares May Be Adversely Impacted. We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires every public company to include a management report on such company’s internal control over financial reporting in its annual report, which report contains management’s assessment of the effectiveness of our internal control over financial reporting.

We and our independent registered public accounting firms, in connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2023, identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures in an attempt to remedy these deficiencies. However, the implementation of these measures has not yet, and may not in the future, fully address the material weakness and deficiencies in our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2023, and the following material weaknesses were identified: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Since the military coup in Myanmar, substantially all of our Myanmar operations are conducted through cash transactions due to governmental policies and the lack of a sophisticated financial system. Although financial transactions in Myanmar are conducted primarily with cash, the effects of poor cash controls were mitigated by the fact that, at any time, we only maintained a small balance of cash in Myanmar; (ii) We do not have sufficient and skilled accounting personnel in the Group with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements; and (iii) We do not have appropriate and adequate policies and procedures in place in the Group to evaluate the proper accounting and disclosures of key transactions and documents. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Failure to correct these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability. Because the Company engages in international trade and operates using four different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars and RMB), and pays its expenses in U.S. dollars, RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized a currency exchange gain of $32,000 and a currency exchange loss of $24,000 in the fiscal years ended March 31, 2023 and 2022, respectively. Notwithstanding its exposure to currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. No assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Acquisitions Or Strategic Investments May Not Be Successful And May Harm The Company’s Operating Results. The Company has in the past acquired, invested in, or entered into strategic arrangements with other companies in China and elsewhere (including elsewhere in Asia, Europe or even in North or Central America). In order to expand its business, the Company believes that it may, once again, have to expand its operations in countries other than China and Myanmar, which may include the need to acquire and/or invest in foreign businesses or entities. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

●	The assumption of unknown liabilities, including employee obligations.

●	The Company could incur significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

●	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

●	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

●	To the extent that the Company uses is cash resources to acquire or establish any future foreign operations, the Company’s cash reserves could be depleted.

●	Future acquisitions could divert the Company’s management’s attention to other business concerns.

●	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

●	The restrictions on the transfer of funds across borders or repatriation of earnings.

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

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company. The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Myanmar and China. Substantially, all of the Company’s assets are located in the PRC, Hong Kong and Myanmar, and no assets, employees or operations are located in the U.S. In addition, all of the Company’s officers and directors reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC, Myanmar or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. Neither the PRC nor Myanmar have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC or Myanmar of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future. The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company declared two dividend payments for a total of $0.20 per share in the fiscal year ended March 31, 2023 (a $0.15 per share dividend that was paid on October 7, 2022, and a $0.05 per share dividend that was paid on January 5, 2023). In addition, the Company paid a $0.10 per share dividend on July 12, 2023 to its shareholders. Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. Although the Company has annually paid dividends to its shareholders in the past, the Company does not expect to pay dividends during periods when the Company’s operations have not been profitable, or when the Company expects to use a material amount of its financial resources for long-term capital investments. In addition, the Company may cease making dividend payments in the event that the Company determines that retaining funds may be necessary to achieve other corporate goals, such as expanding its operations or acquiring other businesses. Accordingly, no assurance can be given that the Company will pay dividends in the future. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

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

Uncertainty Under The Holding Foreign Companies Accountable Act That May Result In Future Delisting. On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. Pursuant to the HFCAA, if the Public Company Accounting Oversight Board (United States), or PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB has determined that registered public accounting firms headquartered in Hong Kong are subject to the HFCAA’s provisions. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On July 21, 2022 the SEC notified us that our prior registered public accounting firm, Centurion ZD CPA & Co. (“Centurion”), is a PCAOB-Identified Firm because Centurion is based in Hong Kong. On May 3, 2023 we appointed ARK Pro CPA & Co (“ARK”) as our new independent registered public accounting firm to replace Centurion. Both Centurion and ARK are headquartered in Hong Kong, which may expose us to delisting if Centurion and ARK cannot be inspected by the PCAOB. As a result, the SEC would prohibit our securities from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC, including through over-the-counter trading, if the PCAOB was unable to inspect our auditors. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China under which the PCAOB will be given complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should Chinese authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditors because of a position taken by an authority in Hong Kong or China, then such lack of inspection could cause trading in our securities to be prohibited under the HFCAA.

The Audit Report Included In Our Annual Report on Form 20-F Filed With The SEC Is Prepared By Auditors Who Are Not Inspected Fully By The PCAOB, And As Such, Investors Are Deprived Of The Benefits Of Such Inspection. Our auditor, ARK, is currently based in Hong Kong, and is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. While the PCAOB has determined on December 15, 2022 that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditors because of a position taken by an authority in Hong Kong or China, our auditor and its audit work would not be able to be inspected independently and fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Should the PCAOB be prevented from inspecting our auditor’s audits and its quality control procedures, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Item 4. Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers - from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China, and in Yangon, Myanmar. The Chinese manufacturing operations are conducted by Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a foreign owned subsidiary that is registered in China (this type of foreign owned company is commonly known as a “Wholly Foreign Owned Enterprise” (a “WFOE”)). The Myanmar operations are conducted through Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a company registered to operate as a foreign company in Myanmar that is 84% owned by the Company. Highway Holdings Limited has three Hong Kong-based wholly-owned operating subsidiaries (Nissin Precision Metal Manufacturing Limited; Kayser Limited; and Golden Bright Plastic Manufacturing Company Limited). Kayser Limited and Golden Bright Plastic Manufacturing Company Limited are our primary sales organizations, Nissin Precision Metal Manufacturing Limited is the parent company of Nissin PRC, and Kayser Limited is the 84% owner of Kayser Myanmar.

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

As of the date of this Annual Report, Highway Holdings Limited conducts all of its operations through five wholly-owned or controlled subsidiaries that carry out the Company’s business from Hong Kong, from, the Company’s principal design and manufacturing factory in Shenzhen, China, and from the manufacturing and assembly facility in Yangon, Myanmar, that is owned by its 84% owned subsidiary.

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China. From 1991 until the reorganization that commenced in 2011, the Company’s metal stamping and other operations were conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the “BFDC”) (the agreements, collectively the “BFDC Agreements”). Under the BFDC Agreements, the Company’s Long Hua, Shenzhen, operations were provided with both manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company paid management fees based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex. The BFDC Agreements have been terminated, and since 2016 the Company now operates in Shenzhen, China, through Nissin PRC.

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

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company developed a two-pronged strategy:

a.  In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to approximately 30 workers. The Shenzhen facility is also the primary center of the Company’s product design and development, as well as the tooling for new products.

b.  The Company conducts its labor-intensive assembly and component manufacturing operations to Yangon, Myanmar, a developing country that now permits foreign investment in that country. The cost of operating an assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, the Company commenced subcontracting some of its product assembly functions to Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a Myanmar company that, at that time, was owned by two Myanmar residents. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in June 2014 the Company purchased an initial 25% ownership interest in the Myanmar company. The Company then purchased an additional 50% interest in March 2015 and additional 9% in January 2017. As a result, since January 2017, the Company has owned 84% of Kayser Myanmar. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national who also is a founder of Kayser Myanmar and the current manager of Kayser Myanmar’s operations. The Company’s goal was to shift its labor-intensive product assembly and component manufacturing operations from Shenzhen, China, to Myanmar. The transition of the Company’s China-based labor-intensive operations to Kayser Myanmar has now been completed.

On March 29, 2019, Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has upgraded the existing two factories at the new leased facility and has constructed a third factory and a new office building on the site. Also, the Company has transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China plant to the new Yangon facility. See, “Organizational Structure/Offices and Manufacturing Facilities--Yangon Myanmar/Manufacturing Facilities” below. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Risk Factors-- The Company Faces Risks From Its Expanded Operations In Myanmar” and “Risk Factors--In Response To Recently Enacted Global Human and Environmental Rights Regulations Enacted In Germany And Pending in other Jurisdictions, The Company’s Customers May Prohibit Or Limit The Manufacture Of Their Products In Myanmar, Which Will Negatively Affect The Company’s Operations In Myanmar.”

Reorganization. As a result of a change in the laws affecting the Company’s operations in China, in May 2011 the Company formed Nissin PRC, a new wholly-owned subsidiary that is now a registered company in the PRC, and transferred its China-based cash, assets, employees and operations to Nissin PRC. Since March 31, 2016, all of the Company’s operations in China are now conducted by Nissin PRC. As a PRC registered company, Nissin PRC is permitted to hire its own employees, lease its own facilities, and distribute its products in China. However, Nissin PRC also is subject to China’s tax regulations and is subject to the rules and regulations applicable to other PRC registered companies.

As part of the Reorganization, the Company increased certain of its administrative functions in Hong Kong. Currently, most of the Company’s non-manufacturing activities (i.e. its administrative functions, marketing, sales, design, engineering, and purchasing) are now being conducted from its offices in Hong Kong, and most of its manufacturing operations are being conducted at either the factory in Long Hua, Shenzhen, China, or Kayser Myanmar’s facility in Yangon, Myanmar.

As a result of the Reorganization, the Company is now structured as follow:

●	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

●	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through its offices located in Hong Kong at Suite No. 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company can be contacted in Hong Kong at (852) 2344-4248.

●	The Company’s automated manufacturing, and some of its engineering, tooling, and design functions are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

●	Most of the Company’s assembly and manufacturing operations are now being conducted in Yangon, Myanmar, through its 84% owned subsidiary, Kayser Myanmar.

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

The Company currently manufactures and supplies a wide variety of high-quality metal, plastic and electric parts, components and products to its OEM clients, which assemblies and components are used by the Company’s customers in the manufacturing of products such as photocopiers, laser printers, print cartridges, electrical connectors, electrical circuits, vacuum cleaners, LED power supplies, stepping motors, pumps for dishwashers, and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company’s customer base. The Company believes its success as a supplier to respected multi-national companies is mainly due to: (i) its German management culture (the Company’s principal customers are located in, or operate in Germany); (ii) its comparatively low operating costs; (iii) its ability to consistently manufacture the type of high quality products required by the Company’s targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering, design and development capabilities (which it uses to assist its customers to design their products).

The Company is capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities, and therefore is able to manufacture complete customized products for its customers.

The Company established its operations in Shenzhen, China, over 30 years ago to take advantage of China’s lower labor costs, lower facilities costs, less stringent regulations, and various other benefits that were provided to foreign entities to encourage operations in China. As described elsewhere in this Annual Report, these benefits are no longer available to most foreign companies operating in Shenzhen. In addition, recent actions by the Chinese government, including heightened governmental inspections of foreign-owned enterprises and additional administrative requirements imposed on foreign-owned entities, have during the past few years further significantly increased the costs and burdens of operating in China. These changes have now effectively removed the benefits of being a foreign owned enterprise, and now make it at least as burdensome to operate in China as a foreign-owned entity than as a locally owned enterprise. As a result, the Company has been decreasing its manufacturing operations in China, and has moved all of its labor intensive assembly and manufacturing activities to the Company’s new facility in Myanmar.

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

The Company’s Strategy

The Company’s future growth and profitability depend on its ability to compete as a third party contract manufacturer. The Company’s business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its current and former relationships with blue chip European customer to further expand its manufacturing operations and product offerings. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages. See, “Manufacturing and Assembly Operations-- Myanmar Manufacturing Complex” above.

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

Reduce Its Manufacturing And Assembly Costs By Relocating Operations To Myanmar. The Company initially established its manufacturing and assembly operations in China to take advantage of China’s low labor costs. Those costs have now risen to a level where the cost of manufacturing in China no longer is competitive with manufacturing in underdeveloped nations. Accordingly, in order to be able to continue to provide price competitive products, the Company now operates an assembly facility in Yangon, Myanmar. The Company has transferred its labor-intensive assembly operations that cannot be economically automated to Myanmar, a country where the labor costs are significantly less than in China. The principal purpose of operating in Myanmar is to reduce the cost of its products and, therefore, offset the increasing costs at its facility in Shenzhen, China. In addition to lower labor and other operating costs, the Myanmar operations benefit from the preferential customs provisions, particularly for the Company’s European and U.S. customers. The European Commission has designated Myanmar as an undeveloped country whose exports are currently still subject to tariff concessions called “preferential tariff quotas”. Accordingly, the Company’s European customers that satisfy the European Commission’s requirements currently benefit from purchasing products manufactured in Myanmar. These benefits may attract other European customers to move at least a portion of their assembly needs to the Company’s Myanmar facilities. U.S. customers who purchase from the Company’s Myanmar facilities are also not subject to the higher tariffs they would normally face if purchasing from China.

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

The Company conducts most of its manufacturing operations in accordance with typical German manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. The Company’s factories in both China and Myanmar have each received and maintained its ISO 9001 quality management system certification and the Company’s factory in China has received and maintained its ISO 14001 environmental management systems certification. The Company’s quality system helps to minimize defects and customer returns and create a higher confidence level among customers.

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

Using separate shifts, part stamping and plastic molding can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese and Myanmar public holidays. Due to the strict quality requirements of customers, each tool and machine, and each product produced by the tools/machines, are subject to stringent in-process quality controls.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both RMB and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2021, 2022 and 2023:

	Year Ended March 31
Geographic Areas:	2021	2022	2023
Hong Kong and China	17.0%	17.0%	14.7%
Europe	79.3%	70.9%	80.7%
Other Asian countries	0.4%	0.6%	0.3%
North America	3.3%	11.5%	4.3%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Year Ended March 31
Segment Sales:	2021	2022	2023
Metal Stamping and Mechanical OEM	56.6%	58.3%	65.0%
Electric OEM	43.4%	41.7%	35.0%

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

Major Customers

For the fiscal year ended March 31, 2023, the Company had four customers who each accounted for more than 10% of the Company’s net sales. These four customers collectively accounted for 94.8% of the Company’s net sales in fiscal 2023. The Company’s five largest customers collectively accounted for almost all of the Company’s net sales during each of the past two years. As a result of the dependence on a few large customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers.

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

Sales of manufactured products to established existing clients are primarily on credit terms between 30-75 days, while the sale to new or lesser-known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Recently the Company deviated from its customary credit terms and entered into a contractual deferred payment arrangement with a new significant customer. The outstanding balance owed by this customer is evidenced by a secured promissory note. Under the agreement, the customer has provided the Company with collateral for the rolling credit facility. This new arrangement has resulted in an increase in the Company’s accounts receivables, which increase shall remain in effect until the arrangement is terminated and the receivables/promissory note are paid.

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

More recently, the Company has been developing its own proprietary line of energy saving brushless direct current motors. The Company has filed for and obtained a utility patent to protect certain of its rights in these motors. The Company has been developing three motors, the first of which is now being manufactured, marketed and sold by the Company to one its customers. The other two motors are still in various stages of design and testing. In addition, the Company has been designing a programmable motor, a small size power motor, and a planetary gear box, all of which are in the final stage of design and development.

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

Seasonality

The first and second calendar quarters (the last quarter of the Company’s March 31 fiscal year and the first quarter of the Company’s March 31 fiscal year) are typically the Company’s lowest sales period because of national holidays in China and Myanmar. As is customary in China, the Company’s manufacturing facilities in China are closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences labor shortages, which further impact the operations during this period. The Company’s Myanmar operations also are negatively affected by the holidays that Myanmar employees take annually during that country’s new year’s celebration (typically two weeks in April). The absence of workers during these nationally mandated holidays in Myanmar has not, to date, materially affected the Company’s overall operations.

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

The Company’s Shenzhen, China, operations are conducted through Nissin PRC, its Chinese operating subsidiary. Nissin PRC has obtained material permissions and approvals required for our operations in compliance with the relevant laws and regulations in the PRC. Nissin PRC is required to obtain and maintain various business licenses. The principal business license that Nissin PRC is required to maintain is a permit issued by the Shenzhen Administration for Market Regulation that allows Nissin PRC to conduct specific business in the Long Hua, Shenzhen geographical jurisdiction. As of the date of this Annual Report, Nissin PRC has received from the PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Although Nissin PRC currently holds the required operating permits and licenses, Nissin PRC will have to reapply for the principal operating license in 2031.

The Company sells its products to customers in Hong Kong/China, Europe, and the United States/Mexico. As a result, its operations are subject to significant regulations related to its activities in these regions, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, and trade agreements and taxation.

Research and Development

As a manufacturer of parts and components for use in other products, the Company has traditionally not conducted a material amount of research or development. The Company does, however, engage in some research and development activities in connection with developing automated machines that its uses in its own manufacturing process and, more recently, in connection with developing its own proprietary products.

The Company recently decided to try to use its expertise in the production of electric motors to design and develop a line of new, lower cost electric motors. As a result, during the fiscal year ended March 31, 2023, the Company engaged in an increased amount of research and development in connection with the development of several small electric motors. The Company believes that its new motors, one of which has now been developed and is being sold to one of the Company’s existing customers, may fill the needs of some of its current customers and may also address a need in the market in general. The Company’s goal is to develop its own proprietary electric motors that will enable it to transition a portion of its operations from being an OEM to becoming an ODM, or “original design manufacturer,” that designs, develops, manufactures, and sells its own products. Because the Company is an OEM, it has not historically separately accounted for its research and development expenses.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. We do not operate our business through a variable interest entities structure. As of July 12, 2023, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some dormant or deactivated subsidiaries), and one majority-owned active subsidiary (its 84% owned Myanmar subsidiary). Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities are as follows:

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

The Company also owns 84% of the equity of Kayser Myanmar, a foreign company registered under Myanmar law that is authorized to operate in Myanmar. Kayser Myanmar’s principal activities consist of manufacturing and assembling metal and plastic products. A Myanmar citizen both owns 16% of the Kayser Myanmar and is the general manager of the entity.

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative, engineering, finance, purchasing and marketing offices. The offices at Suite 1801, consisting of approximately 2,000 sq. ft., are leased by the Company’s Kayser Limited subsidiary. The lease for the Hong Kong offices expire in March 2026. The aggregate monthly rental cost of these offices currently is $7,040 per month, based on the exchange rate in effect on March 31, 2023.

Shenzhen, China/Manufacturing Facility

Until February 2023, the Company leased approximately 15,800 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long Cheng Industry & Trade Industrial Co., Ltd. pursuant to various substantially similar related leases. The leased space included both manufacturing space and offices for production management, production engineering, and production support administration.

In February 2023 the Company extended the term of certain of these leases until February 28, 2026, and reduced the amount of leased space to a total of approximately 10,000 square meters. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company no longer needs the same amount of space in Shenzhen as it has in the past. Under the renewed leases, the Company is required to pay approximately $51,000 per month for rent (at the RMB to U.S. dollar exchange rate in effect on March 31, 2023) until the expiration of the leases. In order to continue operating in Shenzhen, the Company’s Shenzhen subsidiary, Nissin PRC, had to obtain a business license from the Shenzhen Administration for Market Regulation, which license allows Nissin PRC to conduct specific business activities in the Long Hua, Shenzhen geographical jurisdiction. Nissin PRC has obtained the required license which remains in effect until 2031.

Yangon, Myanmar/Manufacturing Facility

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for a new manufacturing complex in Yangon, Myanmar (the “New Facility”) at which Kayser Myanmar now conducts all of its operations. Prior to moving to the New Facility, Kayser Myanmar conducted its operations at another leased facility in Yangon, Myanmar. The New Facility is an approximately 6,900 square meter (1.67 acres) factory estate that is located in Hlaing Tharyar Township in Yangon. The New Facility is owned by Konig Company Limited (“Konig Company”), a Myanmar company. Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar).

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $4,800 per month, based on the currency conversion rate in effect on March 31, 2023). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by the lease, Kayser Myanmar has upgraded the existing two factories at the New Facility and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility.

Under the lease, Kayser Myanmar has the option to purchase the factory from Konig Company if and when Myanmar law is changed to permit ownership of real estate in Myanmar by foreign-owned companies. Because Kayser Myanmar is a partially-owned subsidiary of the Company, under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, Kayser Myanmar is deemed to be a foreign-owned company and, therefore, is currently not permitted to own the New Facility. If Myanmar law is changed to allow foreign-owned companies to own Myanmar real estate, Kayser Myanmar will have the option to purchase the New Facility at a price equal to the then fair market value of the New Facility. The fair market value will be determined by an independent appraiser. The valuation of the New Facility will, however, exclude the increased value of the site attributable to any improvements, alterations, and additions made to the New Facility by Kayser Myanmar. Konig cannot sell, transfer or mortgage the New Facilities without the consent of Kayser Myanmar.

Other Operations

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. As part of its goal to develop a line of proprietary products, the Company has and continues to develop its own line of brushless DC electric motors, some of which are now being sold to the Company’s customers. Previously, the Company developed proprietary CO2 snow-jet and dry ice cleaning system for industrial and commercial cleaning applications. However, to date, the Company has only manufactured a few of these cleaning systems, which units the Company currently uses in its own manufacturing operations.

Item 4.A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past two years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its international clients. For accounting purposes, the Company treats its (i) metal stamping and mechanical OEM manufacturing operations, and its (ii) electronic OEM manufacturing operations, as two separate business segments.

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

Nissin PRC, the Company’s subsidiary that is established and operates in China, is subject to the uniform income tax rate of 25% in China. In March 2022, the State Taxation Administration of PRC issued an announcement regarding the requirements to qualify as a “small-size, low profit” enterprise. Nissin PRC satisfies these requirements. Starting from January 1, 2022 and continuing until December 31, 2024, Nissin PRC will be eligible for a preferential income tax rate of 2.5% for the first 1 million RMB assessable profit. Assessable profit above RMB 1 million are charged at a 5% tax rate.

Kayser Myanmar, the Company’s 84%-owned Myanmar subsidiary, is subject to the tax provisions applicable companies operating in Myanmar and is subject to income tax at a rate of 22%. Kayser Myanmar is able to import many of the raw materials and parts that it uses to manufacture its export products free of taxes and free of duties under an import/export license that requires Kayser Myanmar to use a bonded warehouse.

The Company is not subject to U.S. taxes.

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2023 and 2022.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of metal, plastic and electronic products, parts and components. For the fiscal year ended March 31, 2023, net sales decreased by 17.2% from the fiscal year ended March 31, 2022. The decrease in net sales in fiscal 2023 is the direct result of (i) a general decrease in demand in Europe for home appliance products following the lifting of the COVID-19 pandemic stay-at-home mandates and the relaxation of travel restrictions (which resulted in a decrease in the demand for the home appliance products manufactured by the Company), and (ii) the sudden fourth-quarter decrease in production at the Company’s Shenzhen, China, facility due to a spike in COVID-19 illnesses among the Company’s local employees. The increase in COVID-19 illnesses followed the unexpected easing in China of its strict zero-COVID-19 pandemic restrictions in December 2022. The spike in illnesses following the lifting in China of the COVID-19 pandemic regulations also affected the Company’s customers and its supply chain.

During most of the fiscal year ended March 31, 2023, the Company’s factories in Yangon, Myanmar and Shenzhen, China were able to return to a more normal level of operations. Demand, especially in Europe, for Company’s products (most of which are household products) decreased following the relaxation of travel restrictions that enabled consumers to spend more time traveling (thereby decreasing the demand of home products). In addition, certain COVID-19 restrictions imposed by various governments still affected the Company’s operations in China in fiscal 2023. Travel restrictions imposed as a result of the COVID-19 pandemic had a negative impact on the Company’s operations and marketing/sales efforts. For example, because of the pandemic-related travel restrictions, neither the engineers nor senior management were able to travel until these restrictions were lifted in December 2022, which restrictions the Company believes affected operations, production and sales. In December 2022, the Chinese government abruptly issued new guidelines easing most of its strict zero-COVID-19 policies, which caused a significant number of the Company’s employees to contract COVID-19. The surge in COVID-19 infections in China was followed by the Chinese New Year Holidays. The combination of these two events resulted in a large increase in absenteeism at the Company’s Shenzhen, China facility, which in turn negatively impacted production at that facility in 2022 and in the first few months of 2023.

During fiscal 2022, the Company entered into an agreement to produce video game consoles to a new customer based in the United States. The manufacture and delivery of these products was delayed for various reasons, including the shortage of electronic components and shipping delays due to the cargo delivery backlog at U.S. ports. The Company has now resumed the manufacture of products for this customer. The Company has extended a $1 million credit facility to this customer, which facility is evidenced by a promissory note that matures on July 31, 2023.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years ended March 31, 2023.

	Year Ended March 31,
	2021	2022	2023

Net Sales	100%	100%	100%
Cost of sales	70.5	69.5	69.3
Gross profit	29.5	30.5	30.7
Operating (loss)/income	(6.7)	4.6	(4.7)
(Loss)/income before income taxes	(6.5)	4.6	(3.1)
Income taxes	1.6	(0.8)	0.2
Net (loss)/income	(5.0)	3.8	(2.9)
Net profit attributable to non-controlling interest	(0.1)	(0.2)	(0.0)
Net (loss)/income attributable to Highway Holdings Limited’s Shareholders	(5.0)	3.6	(2.9)

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Net sales for the fiscal year ended March 31, 2023 (“fiscal 2023”) decreased by $2,123,000, or 17.2% from the fiscal year ended March 31, 2022 (“fiscal 2022”) due to the renewed impact of COVID-19 pandemic on the Company, its customers and its supply chain, and a general decrease in demand in Europe. In addition, during the third quarter of fiscal 2023, half of the employees in the Shenzhen factory became ill due to COVID-19. Although most of the employees returned to work after a few days’ rest, the lack of full workforce adversely affected the Company’s production schedule. Europe constituted the Company’s highest region by net sales in both fiscal 2023 and fiscal 2022. Net sales to European customers increased to 80.7% in fiscal 2023 from 70.9% in fiscal 2022, while net sales to North American customers decreased to 4.3% in fiscal 2023 from 11.5% in fiscal 2022. Net sales to Hong Kong/China decreased to 14.7% in fiscal 2023 from 17.0% in fiscal 2022.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors. For fiscal 2023, net sales of the metal stamping and mechanical segment increased to 65.0% of the Company’s net sales, from 58.3% in fiscal 2022, due to changes in the product mix. Net sales of the electric OEM segment correspondingly decreased to 35.0% of net sales in fiscal 2023 from 41.7% in fiscal 2022.

Gross profits as a percentage of net sales increased slightly to 30.7% in fiscal 2023 from 30.5% in fiscal 2022. Due to the decrease in net sales, the Company’s gross profit in dollar terms decreased by $629,000 to $3,141,000 in fiscal 2023 from $3,770,000 in fiscal 2022.

Selling, general and administrative expenses increased by $415,000, or 13.0%, in fiscal 2023 compared to fiscal 2022 as a result of the general global inflationary trend on costs of services and allowance for expected credit losses provided for a U.S. customer. These increases were partially offset by subsidies that the Company received in Hong Kong for its local employees. As a result of the decrease in net sales and the increase in selling, general and administrative expenses, selling, general and administrative expenses represented 35.3% of net sales in fiscal 2023, compared to 25.9% of net sales in fiscal 2022.

As a result of the $629,000 decrease in gross profits in fiscal 2023 and the increase in selling, general and administrative expenses, the Company had an operating loss of $477,000 in fiscal 2023 compared to operating income of $567,000 in fiscal 2022.

The Company had a currency exchange gain of $32,000 and an exchange loss of $24,000 in fiscal 2023 and fiscal 2022, respectively. The currency gain/loss reflects the changing values of the U.S. dollar relative to both the RMB and the Kyat. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the Myanmar Kyat because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2023, the Company had an income tax benefit of $20,000. The Company had an income tax expense of $101,000 in fiscal 2022.

As a result of the foregoing, the Company had a net loss of $294,000 in fiscal 2023, compared to net income of $443,000 in fiscal 2022.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Net sales for fiscal 2022 increased by $3,197,000, or 34.9% from the fiscal year ended March 31, 2021 (“fiscal 2021”) due to the return of a more normal level of operations in both of the Yangon, Myanmar and Shenzhen, China factories. In addition, in fiscal 2022 the Company commenced delivery of a new electronic product for a new customer, which production was delayed due to the shortage of electronic components. The Company’s net sales also were higher in fiscal 2022 when compared to fiscal 2021 because of the resurgent demand in Europe following a reduction of COVID-19 cases. Net sales in fiscal 2022 increased despite a one-week government ordered COVID-19 related lockdown of the Shenzhen facility during the fourth fiscal quarter. With a new customer of electronic product located in the United States, net sales to North American customers increased to 11.5% in fiscal 2022 from 3.3% in 2021, and net sales to European customers decreased to 70.9% in fiscal 2022 from 79.3% in fiscal 2021. Net sales to Hong Kong/China were 17.0% in both fiscal 2022 and fiscal 2021.

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

The Company had currency exchange losses of $24,000 and $60,000 in fiscal 2022 and fiscal 2021, respectively. The currency losses reflects the changing values of the U.S. dollar relative to both the RMB and the Kyat. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the Myanmar Kyat because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2022, the Company had an income tax expense of $101,000, mainly due to the provision for deferred taxes payable. The Company had an income tax benefit of $146,000 in fiscal 2021.

As a result of the foregoing, the Company had a net income of $443,000 in fiscal 2022, compared to net loss attributable to its shareholders of $461,000 in fiscal 2021.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2021	2022	2023
	(In thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	$(104)	$(164)	$809
Net cash (used in)/provided by investing activities	(78)	(1,195)	991
Net cash used in financing activities	(902)	(549)	(920)
Net (decrease)/increase in cash and cash equivalents	(1,084)	(1,908)	880
Cash and cash equivalents at beginning of year	8,827	7,757	6,010
Effect of exchange rate changes on cash and cash equivalents	14	161	62
Cash and cash equivalents at end of year	$7,757	$6,010	$6,952

As of March 31, 2023, the Company had working capital of $6,599,000, compared to working capital of $7,140,000 as of March 31, 2022 and $7,517,000 as of March 31, 2021. As of March 31, 2023, the Company had a working capital ratio of 2.62 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2023 increased to $6,952,000 from $6,010,000 on March 31, 2022 and the Company had cash and cash equivalents of $7,757,000 on March 31, 2021. The increase in cash and cash equivalents held by the Company on March 31, 2023 was largely due to the maturity of $1,075,000 of time deposits that could not be classified as cash because they had an original maturity date that was more than three months.

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

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2023, the Company generated $809,000 of cash from its operating activities in part because of a $794,000 decrease in inventories, and certain non-cash expenses including an expected credit loss of $503,000 and a $67,000 write-down of inventories. These items were partially offset by a $461,000 increase in accrued expenses and other current liabilities. The Company also transferred $231,000 of its cash into long-term rental deposits under the new leases for its office and factory space. In fiscal 2022, the Company used $164,000 of net cash in its operating activities and in fiscal 2021, the Company used $104,000 of net cash in its operating activities.

The Company generated $991,000 in fiscal 2023 from its investing activities, which consisted primarily of cash received upon the maturity of time deposits. The Company used $78,000 and $1,195,000 in fiscal 2021 and 2022 respectively, of cash in its investing activities. For fiscal 2023, the maturity of the Company’s time deposits with original maturity longer than three months contributed mainly to the cash generated. As at March 31, 2023, all bank deposits had original maturity less than three months.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2021, 2022 and 2023. Dividends of $981,000, $569,000 and $1,019,000 were paid in fiscal 2021, 2022 and 2023, respectively. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result, no assurance can be given that the Company will pay cash dividends in the current fiscal year or at any time in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

As of the date of this Annual Report the Company has no outstanding bank loans. However, the Company also does not have any bank credit facilities under which it can borrow funds should the Company need additional capital to fund unanticipated expenses (such as funding unbudgeted expenses related to the Yangon facility, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of an unexpected slowdown of customer orders). Accordingly, the Company will be dependent on its current financial resources should unanticipated expenses arise. No assurance can be given that its current reserves will be sufficient.

The Company believes that its currently available working capital and funds generated from its operations are adequate to support its operations for at least the next 12 months.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also pays certain labor costs with respect to its Myanmar workforce and costs relating to its Myanmar manufacturing facilities in the Myanmar Kyat. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Shenzhen factory expenses in RMB, the changes in the value of the RMB compared to the U.S. dollar was the most significant in the fiscal year ended March 31, 2023. During the period from March 31, 2022 to March 31, 2023, the value of the RMB compared to the U.S. dollar decreased by approximately 8.0%, which was the primary cause for the Company’s currency exchange gain of $32,000 in fiscal 2023.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2023 compared to the end of the prior fiscal year. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the Kyat compared to the U.S. dollar decreased as of March 31, 2023 compared to a year earlier, primarily as a result of the economic uncertainty following the military takeover in that country. A decrease in the value of the Kyat compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the Kyat compared to the U.S. dollar has decreased the Company’s operating expenses in Myanmar in U.S. dollar terms and has thereby increased the Company’s overall currency exchange gain in fiscal 2023. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. Most of the Company’s net sales in fiscal 2023 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2023, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

In fiscal 2023, the Company realized a currency exchange gain of $32,000 compared to an exchange rate loss of $24,000 in fiscal 2022. The Company had a currency exchange loss of $60,000 in fiscal 2021.

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

Trend Information

As discussed elsewhere in this Annual Report, certain trends, uncertainties, demands, commitments or events had a material adverse effect, and could reasonably be expected in the future to materially adversely effect, the Company’s net revenues, income, profitability, liquidity or capital resources. Specifically, these trends consist of (i) the boom/bust cycle of purchase orders placed by certain of the Company’s customers because of post- COVID-19 swings in demand for their products due to pent-up demand and the resulting over-production of inventory, (ii) the decrease in orders from certain of the Company’s German customers for products manufactured at the Company’s Yangon, Myanmar, factory as a result of a new German law that prohibits the importation of products manufactured in Myanmar because of that country’s human rights record and policies, and (iii) the recent diplomatic strains and trade disputes between China and the U.S., which issues have caused certain European customers to gradually reduce their dependence on products manufactured in China. Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Recent issued accounting standards not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The standard will be effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The adoption of ASU 2021-08 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2023-01 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In March 2023, the FASB issued ASU No. 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, that is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. The adoption of ASU 2023-02 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

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

Revenue Recognition

We recognize revenue when our customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which we expect to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that we determine are within the scope of Topic 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical OEM and electric OEM products directly to other consumer electronics product manufacturers and from the provision of machinery maintenance services.

Product revenue recognition-point of time. The Company sells goods to its customers under sales contracts or by purchase orders. The Company has determined there is one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point of time. The Company has two major goods delivery channels:

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

Service revenue recognition – over time. The Company also provides machinery maintenance services to customers, where revenue is recognized over time. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2021. The Company recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income, during the years ended March 31, 2022 and 2023.

Breakdown of revenue recognition by product line is as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Sale of products	9,168	12,351	10,201
Maintenance service income	-	14	41
	9,168	12,365	10,242

Breakdown of revenue recognition at a point of time / overtime is as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Revenue recognized at a point of time	9,168	12,351	10,201
Revenue recognized over time	-	14	41
	9,168	12,365	10,242

The Company typically requests a deposit from certain customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days. During fiscal 2022, the Company deviated from its customary credit terms and entered into a contractual deferred payment arrangement with a new significant customer. Under the agreement, the customer has provided the Company with collateral for the rolling credit facility. However, the Company has not been able to obtain a valuation of the collateral. Accordingly, no value was assigned to the collateral when assessing the provision level of this customer.

Return Rights. The Company does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2021, 2022 and 2023 amounted to $121,000, $133,000 and $106,000, respectively.

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

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 22 of the Company’s consolidated financial statements in Item 20 for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2022 and March 31, 2023. The timing between the recognition of revenue and receipt of payment is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2022 and March 31, 2023, the balances of the contract liabilities were $79,000 and nil, respectively, including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2023 were recognized as revenue during the year ended March 31, 2023.

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

No impairment expenses were recognized during the fiscal years ended March 31, 2022 and 2023.

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

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables, other current assets and loan receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2023, expected credit loss provision recorded in accounts receivable was $554,000 compared to $51,000 in fiscal 2022. The increase in the credit loss provision is primarily due to the amount owed to the Company by a customer first conducted business in fiscal year 2022. As of the date of this Annual Report, the customer has paid this accounts receivable.

Provision for uncollectible loan receivables

Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by us to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables. The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2021, 2022 and 2023.

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

During the fiscal years ended 2023, 2022 and 2021, the Company reviewed the long-lived assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses in prior years, and (3) negative impact of business operations as a result of COVID-19 pandemic and new global human and environmental rights regulations pending or enacted. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not above their carrying value. The Company did not recognize any impairment in fiscal 2021, 2022 and 2023.

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

No impairment of ROU assets was made as of March 31, 2023 and March 31, 2022.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2023 and March 31, 2022.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of July 12, 2023 are listed below.

Name	Age	Positions
Roland W. Kohl	74	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	57	Chief Operating Officer
Alan Chan	59	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	76	Director
Irene Wong Ping Yim (1) (2)	57	Director
Heiko Sonnekalb (1) (2)	52	Director
Dirk Hermann, Ph.D.	59	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on August 21, 2023. At that meeting, the terms of one class of directors (consisting of Dirk Hermann) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2026 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2023 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s former camera operations from 1998 to 2004. Until the closing of the Company’s Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Aharonov also represents investors in real estate in Bulgaria.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2023 to directors on the Company’s Board of Directors and officers as a group (ten people, including directors who have resigned), for services rendered to the Company and its subsidiaries in all capacities was approximately $877,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

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

On May 13, 2023, Mr. Kohl was granted 300,000 shares of restricted stock under the Company’s 2020 Stock Option and Restricted Stock Plan. The restricted stock award granted to Mr. Kohl is subject to vesting in tranches upon the Company’s achievement of certain strategic transactions within five years from the date the shares were granted, and any shares not vested by the five-year anniversary of the date of grant or upon termination of Mr. Kohl’s employment with the Company shall be forfeited and reconveyed to the Company. The restricted shares vest in three (3) tranches, with 100,000 of the shares vesting in two tranches, and all of the unvested shares vesting in one tranche. Each tranche vests upon completion of a certain milestone by the Company relating to the consummation by the Company or its subsidiaries of certain strategic transactions within five (5) years from the date of grant. The independent members of the Board shall have the final determination as to whether the Company has achieved any of the share release milestones.

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

Board Practices

Directors of the Company are elected at the Company’s annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. The Company’s Amended and Restated Memorandum and Articles of Association provide for the classification of our Board of Directors into three classes of directors with staggered terms of office. At each annual meeting, one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified (i.e. directors will be elected for three year terms).

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

Audit Committee. During fiscal 2023, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2023. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee. During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Uri Bernhard Oppenheimer until his resignation on August 29, 2022, Tiko Aharonov, George Leung Wing Chan until his resignation on September 1, 2022 and Kevin Yang Kuang Yu until his resignation on August 29, 2022. Since the resignations of George Leung Wing Chan and Kevin Yang Kuang Yu, the Compensation Committee has consisted of Tiko Aharonov, Irene Wong Ping Yim and Heiko Sonnekalb. The Compensation Committee administers the Company’s 2020 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

The Board of Directors does not have a separate Nominating Committee. Nominees for the election to the Board are selected and nominated by the independent directors (there currently are five directors, three of whom are independent). The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the independent members of the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Option and Restricted Stock Plans

2010 Stock Option And Restricted Stock Plan. On June 26, 2010, the Company adopted the 2010 Stock Option And Restricted Stock Plan (the “2010 Option Plan”) that covered 600,000 shares of the Common Shares. The Option Plan provided for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company and for the grant of shares of restricted stock. The 2010 Option Plan expired on June 26, 2020. On the date that the 2010 Option Plan expired, awards for all 600,000 shares available for grant under the 2010 Stock Option Plan had been granted, and no additional shares were available for grant under the 2010 Option Plan.

2020 Stock Option And Restricted Stock Plan. Because the 2010 Option Plan was about to expire, on June 20, 2020, the Company adopted the 2020 Stock Option And Restricted Stock Plan (the “2020 Option Plan”). Under the 2020 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 500,000 shares. In addition, the Board of Directors has approved an increase in the number of options and restricted shares authorized for grant under the 2020 Option Plan by 500,000 shares, such increase subject to approval by the Company’s shareholders at its next annual meeting of shareholders. To date, no options have been granted under the 2020 Option Plan. However, the Company has issued 15,000 shares of restricted stock to three consultants based in Germany, and 300,000 shares of restricted stock to Mr. Kohl. The 2020 Option Plan became effective upon the approval of the plan by the shareholders at the Company’s October 8, 2020 annual meeting of shareholders.

Employees

As of July 11, 2023, the Company had a total of 170 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 65 were engaged in the administration of the Company (including marketing, purchasing, personal, bookkeeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and the balance, 105 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of approximately 90 employees as of July 11, 2023.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of July 12, 2023, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	974,067	(2)	22.1%
Tiko Aharonov	285,000	(3)	6.4%
Heiko Sonnekalb	30,000		*
Dirk Hermann	51,286		1.2%
Irene Wong Ping Yim	43,000	(4)	1.0%
Alan Chan	50,000		1.1%
Ringo Tsang	50,000		1.1%
All Directors and Officers as a Group (7 Persons)	1,483,353	(5)	33.6%

Greater than 5% shareholders
Peter J. Abrahamson	398,000	(6)	9.0%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes currently exercisable options to purchase 10,000 shares.
(3)	Includes currently exercisable options to purchase 50,000 shares.
(4)	Includes currently exercisable options to purchase 40,000 shares.
(5)	Includes currently exercisable options to purchase 100,000 shares.
(6)	Based on a Schedule 13G/A filed with the SEC by Peter J. Abrahamson on February 6, 2023

To the Company’s knowledge, none of the Company’s shareholders resides in the British Virgin Islands. As of July 12, 2023, the Company had 57 record holders, of whom 23 were residents of the United States. To the Company’s knowledge, foreign record holders own 917,214 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in streetname. To the Company’s knowledge 1,661,797 of its Common Shares are owned by non-U.S. persons. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 37.6% of the Company’s outstanding shares are owned by non-U.S. shareholders. Roland Kohl was granted 300,000 shares of restricted stock on May 13, 2023, which increased the number of shares he beneficially owns from 674,067 shares to 974,067 shares. Other than the increase in Mr. Kohl’s holdings, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2023. However, as described elsewhere in this Annual Report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens, one of whom is currently s a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar). These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Company in those interactions.

Item 8. Financial Information.

F.	Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B.	Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C.	Dividend Policy.

The Company pays a cash dividend to the holders of its Common Shares at the discretion of the Board, subject to the Company’s profitability and cash position. The Company declared two dividend payments during the fiscal year ended March 31, 2023 (the Company’s Board declared a dividend of $0.15 per share dividend that was paid on October 7, 2022, a $0.05 per share dividend that was paid on January 5, 2023).

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

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On July 12, 2023, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $2.365 per share. As of July 12, 2023, there were 57 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

B.	Plan of Distribution

No disclosure is required in response to this Item.

C.	Markets

Our Common Shares have been listed on the Nasdaq Capital Market during the past six years, under the symbol “HIHO.”

D.	Selling Shareholders

No disclosure is required in response to this Item.

E.	Dilution

No disclosure is required in response to this Item.

F.	Expenses of the Issue

No disclosure is required in response to this Item.

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of March 31, 2023 and July 12, 2023, there were 4,086,825 and 4,416,825 Common Shares outstanding respectively; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2023 and July 12, 2023, options to purchase 225,000 and 195,000 Common Shares were outstanding respectively.

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

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s administrative offices are located, or the British Virgin Islands, where Highway Holdings is incorporated. There are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC or Myanmar). Other jurisdictions in which the Company conducts operations may have various exchange controls.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, although it has not yet done so, Nissin PRC could pay us dividends in foreign currencies without prior approval from SAFE. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC and Myanmar have currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. We are able to transfer funds to our PRC and Myanmar subsidiaries through an investment (by increasing registered capital in the PRC or Myanmar subsidiary) and through inter-company loans. To date, we have not transferred any earnings from our China or Myanmar subsidiaries to us. Rather, our China and Myanmar subsidiaries have used their profits to either repay our intercompany debts or to further develop their respective businesses. Our Hong Kong subsidiaries have generated the substantial portion of our available cash from their international sales operations.

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

Highway Holdings is a holding company incorporated in the BVI that owns all of the equity interests of Nissin Precision Metal Manufacturing Limited (“Nissin Precision”). Nissin Precision is a Hong Kong company and the owner of 100% of the equity interests of Nissin PRC, the Company’s PRC operating subsidiary. The PRC Enterprise Income Tax Law, or the EIT Law and its implementation rules, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate. However, the dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity of the PRC company distributing the dividends. As a result, any dividends that Nissin PRC pays to Nissin Precision may be subject to a withholding tax at the rate of 5% if Nissin Precision is not considered to be a PRC “resident enterprise”. However, if Nissin Precision is not considered to be the “beneficial owner” of such dividends, such dividends would be subject to the withholding tax rate of 10%. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities determine that Highway Holdings or Nissin Precision should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%.

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

Dividends and Paying Agents

The Company has, during the past few years, periodically made dividend payments to its shareholders. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company is a British Virgin Islands company. British Virgin Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the value of the company’s assets will exceed its liabilities and the company remains able to pay its debts as they come due in the ordinary course of business. The Company has not set a date on which annual, or other, dividends are paid. The declaration and payment of future dividends will be at the discretion of the Board of Directors based on many factors, including but not limited to the Company’s financial conditions, its available cash resources, earnings, capital requirements of its businesses, and other factors that the Board of Directors deems relevant. Accordingly, there can be no assurance that dividends in the future will be equal or similar in amount to the amounts declared and paid in the past or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future. To date, the Company has used its transfer agent, Computershare, at C/O: Shareholder Services, 150 Royall Street, Suite 101, Canton, MA 02021 U.S.A., as its dividend paying agent.

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

Annual Report to Security Holders

Not applicable.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing deposits (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2023. Because the Company had cash and cash equivalents of $6,952,000 available as of March 31, 2023, and no interest-bearing indebtedness, the Company believes that its interest rate risk is acceptable.

Inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 increased 2.6%, 1.5%, and 2.0%, respectively. Inflation in the PRC has modestly increased the Company’s cost of operations at its manufacturing facility in the PRC. Continued increase in inflation could have an adverse effect the Company’s costs and margins in the PRC. Inflation on a year-over-year basis in Myanmar has been 16.23% in 2022, 3.64% in 2021 and 5.73% in 2020. Although the inflation rate in Myanmar has increased the Company’s cost of labor in Myanmar, those increases have to date been offset by the continued weaking of the Kyat.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2023, our disclosure controls and procedures were not effective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We intend to undertake the additional remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, the following three material weaknesses in our internal control over financial reporting were identified as of March 31, 2023: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Due to the rudimentary banking system in Myanmar and, more recently as a result of the military’s takeover of the government, substantially all business transactions at the Myanmar factory are effected in cash, and the factory workers are paid in cash; (ii) We do not have sufficient and skilled accounting personnel in the Group with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; (iii) We do not have appropriate and adequate policies and procedures in place in the Group to evaluate the proper accounting and disclosures of key transactions and documents.

The material weaknesses described above may result in a material misstatement of the Company’s consolidated financial statements that may not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was ineffective as of March 31, 2023, based on the above criteria.

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

Remediation Implemented During the Year Ended March 31, 2023

The Company’s internal controls over financial reporting were not effective as of March 31, 2023. Accordingly, during the year ended March 31, 2023 the Company undertook the following remedial actions to address the issues it identified in the prior fiscal year: (i) Although practically all of the Myanmar employees currently ask to be paid in cash, the Company plans to pay the salaries of the Myanmar workers by direct credit to their bank accounts, thus reducing the complications associated with cash transactions. (ii) Despite the lifting of travel restrictions imposed in response to the COVID-19 pandemic, the Company continues to provide technical accounting training to the accounting personnel in Myanmar through an online video platform; (iii) Key transactions in Myanmar are reviewed by experienced accounting personnel in Hong Kong; (iv) Attended training course in U.S. GAAP to enhance the accounting knowledge on U.S. GAAP.

Management’s Plan for Remediation of Material Weaknesses

The Company has attempted, and continues to attempt to make necessary changes and improvements to its internal control system to address the material weaknesses in its internal control over financial reporting. However, the military’s takeover of the Myanmar government has exacerbated the banking shortcomings that exist in Myanmar, which banking issues continue to create a material weakness that the Company is trying to correct. The Company’s plan to address these material weaknesses include:

(a) The Company intends to further strengthen its monitoring of cash transactions and to increase the use of cheques and direct debit, although these steps are difficult to implement in Myanmar because of that country’s antiquated and rudimentary banking system.

(b) The Company intends to continue to upgrade its Myanmar finance department staff through additional training and through more frequent in-person reviews from, and more comprehensive monitoring by our Hong Kong employees who are knowledgeable about U.S. GAAP. During the fiscal year ended March 31, 2023 the Company was not able to implement these remediation steps in full scale because of the inability of the Company’s accounting personnel to travel to Myanmar because of the COVID-19 imposed travel restrictions.

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

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. and ARK Pro CPA & Co to the Company for the periods indicated.

	2022	2023
Audit Fees (1) -Centurion ZD CPA & Co.	$200,000	$-
Audit Fees (1) -ARK Pro CPA & Co	-	205,000
Other Fees (2) -Centurion ZD CPA & Co.	-	24,500
Tax Fees (3)	-	-
Total	$200,000	$229,500

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Other fees represent fees for professional services provided in connection with the filing of F-3 Statement.
(3)	Tax Fees include fees for the preparation of tax returns.

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

Not applicable

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

16F.	Change in Registrant’s Certifying Accountant

On May 3, 2023, the Company appointed ARK Pro CPA & Co (“ARK”) as the Company’s independent registered public accounting firm to replace Centurion ZD CPA & Co (“Centurion”), the Company’s former independent auditor. Centurion submitted its letter of resignation to the Company’s Board of Directors on May 3, 2023. The appointment of ARK was made after careful consideration and evaluation by the Company, and was approved by the Board of Directors and the Audit Committee of the Company.

Centurion’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2021 and March 31, 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2022 and March 31, 2023 and through the subsequent interim period on or prior to May 3, 2023, there were no disagreements between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused Centurion to make reference to the subject matter of the disagreements in connection with its report, and there were no “reportable events” as such term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

During the Company’s fiscal years ended March 31, 2022 and March 31, 2023, and through the subsequent interim period on or prior to May 3, 2023, neither the Company nor anyone on its behalf has consulted with ARK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto).

The resignation of Centurion was reported by the Company in a report on Form 6-K that was filed with the SEC on May 5, 2023. In accordance with Item 304(a)(3) of Regulation S-K, the Company provided Centurion with a copy of the statements set forth in the May 5, 2023 Form 6-K filing with the SEC. The Company requested that Centurion furnish the Company with a letter addressed to the SEC stating whether Centurion agrees with the statements in the Form 6-K filed with the SEC on May 5, 2023, as required by SEC rules, and Centurion has furnished the requested letter, which is attached as Exhibit 99.1 to the Form 6-K filed with the SEC on May 5, 2023.

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

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant’s Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

2.2	Description of Securities (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.2	Letter dated August 17, 2020 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this Annual Report (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020).

4.3	Letter dated July 30, 2020 from Gumbiner Savett, Inc. regarding Item 16F of this Annual Report (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K filed on July 30, 2020).

4.4	2020 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s proxy statement included in the Form 6-K filed on August 31, 2020).

4.5	Letter dated May 5, 2023 from Centurion ZD CPA & Co regarding Item 16F of this Annual Report (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K filed on May 5, 2023).

4.6	Restricted Share Agreement, dated May 13, 2023, between the Company and Roland Kohl.*

4.7	Property Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2023*#

4.8	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 23rd of December 2022 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited*#

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Public Accounting Firm – Centurion ZD CPA & Co.*

15.2	Consent of Independent Registered Public Accounting Firm - ARK Pro CPA & Co*

101	Financial information from registrant for the year ended March 31, 2023 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2021, 2022 and 2023; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2021, 2022 and 2023; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2021, 2022 and 2023; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2021, 2022 and 2023; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

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
Alan Chan
Chief Financial Officer and Secretary

Date: July 13, 2023

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For the years ended March 31, 2021, 2022 and 2023

Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Assessment of impairment of long-lived assets

As discussed in Note 2(k) to the consolidated financial statements, the Group reviews its long-lived assets, including property, plant and equipment with finite lives, intangible assets subject to amortization and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. As of March 31, 2023, the Group had incurred an accumulated deficit. Besides, the Group has net loss incurred for the year ended March 31, 2023. The Group considered these as indicators that certain long-lived assets may be impaired as of March 31, 2023. Due to challenging industry and economic conditions, the Group tested its long-lived assets during the year ended March 31, 2023. The Group’s evaluation of long-lived assets is primarily using estimated future undiscounted cash flows over its remaining lease term to its carrying value. In order to assess there is any impairment of operating lease right-of-use assets, the Group tested whether the asset can be recovered in a few aspects, including the expected production and sales volumes, production costs, operating expenses, current and future plan of utilization of the lease space.

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

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Group’s auditor since 2023.

Hong Kong, China

July 13, 2023

PCAOB ID: 3299

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2022, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the two years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Group’s auditor from 2020 to 2023.

Hong Kong, China

June 30, 2022

PCAOB ID: 2769

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2021	2022	2023
	$	$	$

Revenue from contracts with customers	9,168	12,365	10,242
Cost of sales	(6,461)	(8,595)	(7,101)

Gross profit	2,707	3,770	3,141
Selling, general and administrative expenses	(3,323)	(3,203)	(3,618)
Operating (loss) income	(616)	567	(477)

Non-operating (expense) income:
Exchange (loss) gain, net	(60)	(24)	32
Interest income	16	11	87
Other income	51	-	38
Gain on disposal of property, plant and equipment	9	14	7
Total non-operating income	16	1	164

(Loss) income before income taxes	(600)	568	(313)
Income taxes (note 3)	146	(101)	20

Net (loss) income	(454)	467	(293)
Net profit attributable to non-controlling interests	(7)	(24)	(1)

Net (loss) income attributable to Highway Holdings Limited’s shareholders	(461)	443	(294)

Net (loss) income per share:
- basic	(0.12)	0.11	(0.07)
- diluted	(0.12)	0.11	(0.07)

Weighted average number of shares outstanding:
- basic	4,006,400	4,033,346	4,070,524
- diluted	4,006,400	4,187,731	4,070,524

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars)

	Year ended March 31,
	2021	2022	2023
	$	$	$

Net (loss) income	(454)	467	(293)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(148)	(392)	(130)

Comprehensive (loss) income	(602)	75	(423)

Comprehensive (income) loss attributable to non-controlling interest	(7)	17	(12)

Comprehensive (loss) income attributable to Highway Holdings Limited’s shareholders	(609)	92	(435)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2022	2023
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	6,010	6,952
Time deposits	1,075	-
Accounts receivable, net (note 5)	2,260	1,886
Inventories, net (note 6)	2,350	1,413
Prepaid expenses and other current assets (note 7)	620	406
Income tax recoverable	7	3

Total current assets	12,322	10,660
Goodwill, net	-	-
Property, plant and equipment, net (note 8)	643	401
Operating lease right-of-use assets (note 11)	1,799	2,514
Long-term deposits	-	213
Long-term loan receivable (note 13)	95	95
Investments in equity method investees (note 9)	-	-

TOTAL ASSETS	14,859	13,883

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	828	928
Operating lease liabilities, current (note 11)	933	573
Accrued expenses and other current liabilities (note 10)	2,599	1,991
Income tax payable	620	568
Dividend payable	202	1

Total current liabilities	5,182	4,061
Operating lease liabilities, non-current (note 11)	268	1,482
Deferred income taxes (note 3)	140	107
Long term accrued expenses	-	17

Total liabilities	5,590	5,667

Commitments and contingencies (note 14)

Shareholders’ equity:
Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2022 and 2023)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 4,036,825 shares as of March 31, 2022 and 4,086,825 shares as of March 31, 2023 issued and outstanding)	40	41
Additional paid-in capital	11,816	12,003
Accumulated deficit	(2,284)	(3,396)
Accumulated other comprehensive loss	(303)	(444)

Total Highway Holdings shareholder’s equity	9,269	8,204

Non-controlling interests	-	12

Total Equity	9,269	8,216

TOTAL LIABILITIES AND EQUITY	14,859	13,883

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
	Common shares, issued and Outstanding		Additional paid-in	Retained Profits (Accumulated	Accumulated Other comprehensive	Total Highway Holdings Limited’s Shareholders’	Non- controlling	Total
	Shares	Amount	capital	deficit)	income (loss)	equity	interests	equity
	Number	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2020	3,972	40	11,537	(865)	196	10,908	10	10,918
Shares issued	15	-	-	-	-	-	-	-
Exercise of share options	40	-	79	-	-	79	-	79
Share-based compensation	-	-	93	-	-	93	-	93
Net loss	-	-	-	(461)	-	(461)	7	(454)
Cash dividends ($0.18 per share)	-	-	-	(715)	-	(715)	-	(715)
Translation adjustments	-	-	-	-	(148)	(148)	-	(148)

As of March 31, 2021	4,027	40	11,709	(2,041)	48	9,756	17	9,773
Exercise of share options	10	-	20	-	-	20	-	20
Share-based compensation	-	-	87	-	-	87	-	87
Net income	-	-	-	443	-	443	24	467
Cash dividends ($0.17 per share)	-	-	-	(686)	-	(686)	-	(686)
Translation adjustments	-	-	-	-	(351)	(351)	(41)	(392)

As of March 31, 2022	4,037	40	11,816	(2,284)	(303)	9,269	-	9,269
Exercise of share options	50	1	98	-	-	99	-	99
Share-based compensation	-	-	89	-	-	89	-	89
Net (loss) income	-	-	-	(294)	-	(294)	1	(293)
Disposal of a subsidiary	-	-	-	-	-	-	(0)	(0)
Cash dividends ($0.20 per share)	-	-	-	(818)	-	(818)	-	(818)
Translation adjustments	-	-	-	-	(141)	(141)	11	(130)

As of March 31, 2023	4,087	41	12,003	(3,396)	(444)	8,204	12	8,216

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2021	2022	2023
	$	$	$
Cash flows from operating activities:
Net (loss) income	(454)	467	(293)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	159	162	209
Amortization of operating lease right-of-use assets	841	935	932
Expected credit loss provision	-	51	503
Write-down of inventories	125	89	67
Gain on disposal of property, plant and equipment	(9)	(14)	(7)
Share-based compensation expenses	93	87	89
Changes in operating assets and liabilities:
Accounts receivable	1,017	(1,346)	(145)
Deferred tax	349	(435)	(12)
Inventories	(301)	(167)	794
Prepaid expenses and other current assets	(112)	(275)	94
Accounts payable	(390)	153	148
Accrued expenses and other current liabilities	(87)	190	(461)
Operating lease liabilities	(795)	(871)	(888)
Income tax payable	(521)	541	(11)
Income tax recoverable	-	(7)	4
Long-term accrued expenses	-	-	17
Long-term deposits	(19)	276	(231)

Net cash (used in) provided by operating activities	(104)	(164)	809

Cash flows from investing activities:
(Placement)/Withdrawal of time deposits	-	(1,075)	1,075
Disposal of a subsidiary	-	-	0
Purchase of property, plant and equipment	(88)	(134)	(92)
Proceeds from disposal of property, plant and equipment	10	14	8

Net cash (used in) provided by investing activities	(78)	(1,195)	991

Cash flows from financing activities:
Shares issued	-	0	1
Share options exercised	79	20	98
Cash dividends paid	(981)	(569)	(1,019)

Net cash used in financing activities	(902)	(549)	(920)

Net (decrease) increase in cash and cash equivalents	(1,084)	(1,908)	880
Cash and cash equivalents at the beginning of year	8,827	7,757	6,010
Effect of exchange rate changes on cash and cash equivalents	14	161	62

Cash and cash equivalents at the end of year	7,757	6,010	6,952

Supplemental disclosure of cash flow information:
Income taxes	27	2	(1)

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

The COVID-19 pandemic and the political unrest in Myanmar have created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns and adversely impact the Group’s results of operations. For COVID-19 pandemic, its impact on the Group was generally less significant when compared to previous years. However, any new events or policies on COVID-19 pandemic may affect the Group’s operations in the future.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Use of estimates - continued - As a result, during the year ended March 31, 2023, the Group faced uncertainties around its estimates of revenue recognition, revenue collectability, accounts receivable credit losses, impairment of inventories and long-lived assets, valuation allowance for deferred tax assets and valuation of stock-based compensation. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic and the political unrest in Myanmar. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

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

Cash equivalents are placed with financial institutions with credit ratings and quality where the Group considers acceptable.

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

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets (note 7) and loan receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2023, the expected credit loss provision recorded in accounts receivable was $554 (2022: $51).

(g) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables (see (f) above). The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2021, 2022 and 2023.

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

No impairment expenses were recognized during the years ended March 31, 2021, 2022 and 2023.

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

The cost and accumulated depreciation of property, plant and equipment disposed of or sold are removed from the consolidated balance sheets and resulting gains and losses are recognized in the consolidated statements of operations.

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

During the years ended 2021, 2022 and 2023, the Group has reviewed the long-lived assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses, and (3) negative impact on business operations as a result of COVID-19 pandemic and new global human and environmental rights regulations pending or enacted. Management has compared the carrying value of the long-lived asset to the estimated undiscounted operating cash flow based on the above factors.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Impairment or disposal of long-lived assets (other than goodwill) - continued - As a result of the comparison, management has identified the sum of expected undiscounted cashflow of multiple types of machinery and equipment are more likely than not below their fair value. The Group did not recognize any impairment of long-lived assets during the years ended March 31, 2021, 2022 and 2023.

(l) Concentration of credit risk - Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, and other receivables and prepayments. The Group places its cash and cash equivalents with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivables are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances.

(m) Revenue recognition - The Group recognizes revenue when its customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of Topic 606, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical OEM and electric OEM products directly to other consumer electronics product manufacturers and from the provision of machinery maintenance services.

Product revenue recognition – point of time

The Group sell goods to the customer under sales contracts or by purchase orders. The Group has determined there to be one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point of time. The Group has two major goods delivery channels, included:

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition - continued

Service revenue recognition – over time

The Group also provides machinery maintenance services to customers, where revenue is recognized over time. The Group did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2021. The Group recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income, during the years ended March 31, 2022 and 2023.

Breakdown of revenue recognition by product line is as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Sale of products	9,168	12,351	10,201
Maintenance service income	-	14	41
	9,168	12,365	10,242

Breakdown of revenue recognition at a point of time / over time is as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Revenue recognized at a point of time	9,168	12,351	10,201
Revenue recognized over time	-	14	41
	9,168	12,365	10,242

The Group would request a deposit from certain customers upon receiving the purchase order and issue bills to customers upon transfer control of goods and relevant acceptance documents have been collected. Customers’ deposits would be settled part of the outstanding bill upon receiving an acknowledgement from customers. For the remaining balance of outstanding bills, Customers are required to pay over an agreed upon credit period, usually between 30 to 75 days. During fiscal 2022, the Group deviated from its customary credit terms and entered into a contractual deferred payment arrangement with a new significant customer. Under the agreement, the customer has provided the Group with collateral for the rolling credit facility (see note 15). However, the Group has not been able to obtain the valuations of the collateral. Accordingly, no value was assigned to the collateral when assessing the provision level of this customer.

Return Rights

The Group does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. The Group did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2021, 2022 and 2023 amounted to $121, $133 and $106 respectively.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition - continued

Disaggregation of revenue

The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 22 for product revenues by segment.

Contract balances

The Group did not recognize any contract asset as of March 31, 2022 and March 31, 2023. The timing between the recognition of revenue and receipt of payment is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2022 and March 31, 2023, the balances of the contract liabilities are $79 and nil including deposits received from customers. All contract liabilities at the beginning of the year ended March 31, 2023 were recognized as revenue during the year ended March 31, 2023.

Movement of contract liabilities are as follows:

	Year ended March 31,
	2022	2023
	$	$

At the beginning of the year	72	79
Deposits received	71	-
Recognized as revenue	(65)	(78)
Exchange	1	(1)
At the end of the year	79	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Retirement and other post-retirement benefits – Contributions to retirement schemes (which are defined contribution plans, see note 20) are charged to the consolidated statement of operations as and when the related employee service is provided.

The Group operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group. The MPF is available to all employees aged 10 to 64 with a least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by both the Group and the employee to a cap of HK$1,500 (equivalent to $0.19 per month) each by the Group and by the employee respectively. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $44, $48 and $52 for the years ended March 31, 2021, 2022 and 2023, respectively.

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $75, $102 and $90 for the years ended March 31, 2021, 2022 and 2023, respectively.

The Group was required registration of its employee in Myanmar with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.004) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $6, $4 and $4 for the years ended March 31, 2021, 2022 and 2023, respectively.

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

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates prevailing on the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets and liabilities. Non-monetary assets and liabilities that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value is measured. The resulting exchange differences are recognized in accumulated other comprehensive income/loss.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Foreign currency translations and transactions – continued - The books and records of the Company’s major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars, Myanmar Kyat and Chinese Renminbi, which are also their respective functional currencies. The financial statements of the Group’s entities of which the functional currency is not U.S. dollars are translated from their respective functional currency into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Equity accounts other than earnings generated in current period are translated into U.S. dollars at the appropriate historical rates. Income and expense items are translated into U.S. dollars at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

Exchange rates used to translate amounts in Chinese Renminbi and Myanmar Kyat into the U.S. dollars, the reporting currency are as follows:

	Year ended March 31,
	2021	2022	2023
Items in the consolidated statement of operations:
Chinese Renminbi	6.83	6.44	6.83
Myanmar Kyat	1,365	1,729	1,995

	As of March 31,
	2022	2023
Balance sheet items, except for equity accounts
Chinese Renminbi	6.35	6.86
Myanmar Kyat	1,768	2,103

Chinese Renminbi and Myanmar Kyat are not fully convertible currencies. Any restrictions on currency exchange may limit the Group’s ability to convert Chinese Renminbi and Myanmar Kyat into U.S. dollars or Hong Kong dollars or vice versa.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q) Net (loss) income per share - Basic net (loss) income per share is computed by dividing net (loss) income attributable to the Company by the weighted average number of common shares outstanding during the year.

Diluted net (loss) income per share is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to stock options and similar instruments had been issued and if the additional common shares were dilutive.

Diluted net (loss) income per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock and options, and the if-converted method for the outstanding convertible instruments. Under the treasury stock method, options are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

Anti-dilutive potential ordinary shares are not considered in the calculation of the diluted earnings per share. Potential ordinary shares are anti-dilutive when the conversion of ordinary shares increases the earnings per share or decreases the net loss per share.

(r) Comprehensive (loss) income - Comprehensive (loss) income includes net income (loss) and foreign currency translation adjustments and is presented net of tax.

The Group presents the components of net (loss) income, the components of other comprehensive (loss) income and total comprehensive (loss) income in two separate but consecutive statements.

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

On February 24, 2023, the Group’s non-wholly owned dormant subsidiary, Advanced Clean Innovation Asia (“ACIA”) Limited, was de-registered. Gain or loss on deregistration is calculated as follows:

$
Net liability of ACIA as of April 1, 2022	(4)
Share of 49% by non-controlling interest as of April 1, 2022	(2)
Share of profit by non-controlling interest for the year ended March 31, 2023	2
Gain or loss on deregistration	(0)

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

Details of grants of restricted shares to non-employee consultants after the effectiveness of ASU 2018-07 -Compensation - stock compensation (Topic 718) - Improvements to nonemployee share-based payment accounting are disclosed in note 21.

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

The Group recognized no impairment of ROU assets as of March 31, 2023 and March 31, 2022.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2023 and March 31, 2022.

(w) Dividends – Dividends are recognized when declared.

(x) Government grants - The Group from time to time may receive subsidies from governments in those jurisdictions that the Group has operations. The Group presents the government subsidies received as part of other income unless the subsidies are earmarked to compensate a specific expense, which have been accounted for by offsetting the specific expense. ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance was adopted by the Group beginning April 1, 2022 (see note 2(z) and note 12).

(y) Commitments and contingencies - The Group adopts ASC Topic 450 “Contingencies” subtopic 20, in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z) Recently Adopted Accounting Standards - In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). The Company applied the new standard beginning April 1, 2022 and the adoption did not have a material impact on the Group’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The Company applied the new standard beginning April 1, 2022 and the adoption did not have a material impact on the Group’s consolidated financial statements (see note 12).

(aa) Accounting standards issued but not adopted as of March 31, 2023 - In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The standard will be effective for the Group beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The adoption of ASU 2021-08 is not expected to have any impact on the Group’s consolidated financial statement presentation or disclosures.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa) Accounting standards issued but not adopted as of March 31, 2023 - continued - In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2023-01 is not expected to have any impact on the Group’s consolidated financial statement presentation or disclosures.

In March 2023, the FASB issued ASU No. 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, that is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. The adoption of ASU 2023-02 is not expected to have any impact on the Group’s consolidated financial statement presentation or disclosures.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2021, 2022 and 2023.

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

Nissin PRC, which is established and operated in China, was subject to the uniform income tax rate of 25% in China. In March 2022, the State Taxation Administration of PRC issued an announcement and Nissin PRC satisfies the requirements of a “small-size, low profit” enterprise. Starting from January 1, 2022 and until December 31, 2024, Nissin PRC is eligible to enjoy a preferential income tax rate of 2.5% for the first 1 million Renminbi (“RMB”) assessable profit. Assessable profit above RMB 1 million is charged at 5%.

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2021, 2022 and 2023. However, Kayser Myanmar enjoyed a tax exemption for the period from the date of incorporation through the end of December 31, 2017 and was subject to an income tax rate of 25% from January 1, 2018 to September 30, 2021. Starting from October 1, 2021 onwards, income tax rate was reduced to 22%.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The components of (loss) income before income taxes are as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$

Hong Kong	(233)	100	(1,065)
China	(458)	354	774
Myanmar	91	114	(22)
	(600)	568	(313)

Income tax (credit) expense consists of the following:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Current tax:

Hong Kong
Current tax	5	-	-
Under/(over) provision in prior year	7	(5)	(12)

China
Current tax	-	-	1
Under/(over) provision in prior year	-	-	-

Myanmar
Current tax	-	-	-
Under provision in prior year	-	-	3

Deferred tax	(158)	106	(12)

Total	(146)	101	(20)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

A reconciliation between income taxes computed by applying the Hong Kong profits tax rate to profit/loss before income taxes, the income taxes are as follows:

	Year ended March 31,
	2021	2022	2023
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	25.5	30.8	15.9
Changes in valuation allowances	(18.4)	(1.9)	22.6
Overprovision of profits tax in prior year	(1.1)	(0.9)	2.9
Effect of different tax rate of subsidiaries operating in other jurisdictions	5.7	6.3	(18.8)
Tax effect of tax losses not recognized	2.0	(4.4)	(55.7)
Tax effect of changes in tax rate	-	(3.7)	-
Utilization of tax losses previously not recognized	(6.8)	(3.7)	-
Others	0.9	(21.2)	23.0
Effective tax rate	24.3	17.8	6.4

Deferred income tax liabilities (assets) are as follows:

	As of March 31,
	2022	2023
	$	$
Deferred tax liabilities:
Property, plant and equipment	4	5

Operating lease right-of-use assets	389	562
Total deferred tax liabilities	393	567

Deferred tax assets:
Lease liabilities	(256)	(460)
Tax loss carry forwards	(491)	(469)
Valuation allowance	494	469
Total deferred tax assets	(253)	(460)
Net deferred tax liabilities	140	107

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$

At the beginning of the year	552	593	494
Current year addition (reduction)	41	(99)	(25)
At the end of the year	593	494	469

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2022 and 2023, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2022 and 2023, tax losses amounting to approximately $2,837 and $3,604, respectively. As of March 31, 2022 and 2023, the other tax losses carried forward of $2,562 and $3,604, respectively may be carried forward indefinitely.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2022 and 2023, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2016 to 2023 remain subject to examination by the Hong Kong tax authority. For PRC, fiscal years 2013 to 2023 remain subject to examination by the PRC tax authority. For Myanmar, fiscal years 2021 to 2023 remain subject to examination by Myanmar tax authority.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2022	2023
	$	$

Cash on hand	49	48
Bank deposits	5,961	6,904
	6,010	6,952

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2022	2023
	$	$

Accounts receivable	2,311	2,440
Less: allowance for expected credit losses	(51)	(554)
Total accounts receivable, net	2,260	1,886

Details of the movements of the expected credit loss provision are as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$

At beginning of year	-	-	51
Provision for the year	-	51	503
At end of year	-	51	554

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET - continued

As of March 31, 2023, $28 of expected credit loss provision was related to an off-balance sheet exposure of a customer (2022: $8).

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2022	2023
	$	$

Raw materials	1,578	1,043
Work in progress	417	149
Finished goods	355	221
	2,350	1,413

Slow moving inventories amounting to $125, $89 and $67 were written off during the years ended March 31, 2021, 2022 and 2023, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2022	2023
	$	$

Prepaid expenses	145	141
Payment in advance	154	164
Deposits	295	54
Other	26	47
	620	406

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2022	2023
	$	$
At cost:
Machinery and equipment	11,707	11,149
Furniture and fixtures	89	79
Leasehold improvements	1,086	822
Motor vehicles	168	163

Total	13,050	12,213
Less: Accumulated depreciation and impairment	(12,407)	(11,812)
Property, plant and equipment, net	643	401

Depreciation expense incurred for the years ended March 31, 2021, 2022 and 2023 were $159, $162 and $209, respectively.

No impairment of property, plant and equipment was recognized during the years ended March 31, 2021, 2022 and 2023, respectively.

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2022 and 2023 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2022	2023
	$	$

The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)

Investments in equity investees reported in the consolidated balance sheets	-	-

As of March 31, 2022 and 2023, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2022 and 2023.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2022	2023
	$	$

Accrued payroll	243	90
Accrued housing allowance	231	210
Accrued other social benefits	1,462	1,193
Deposits received from customers	79	-
Accrued audit fee	200	205
Others	384	293
	2,599	1,991

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2023. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate.

11.	LEASES

On March 21, 2023 , the Group entered into a lease agreement for executive and administrative offices in Hong Kong, under a three-year lease that expire in March 2026.

On March 1, 2023, the Group entered into lease agreements for factory space and dormitories located in Shenzhen, China that expire in February 2026.

On March 29, 2019, the Group entered into a lease agreement for factory space located in Yangon, Myanmar that expire in March 2069. The lease for the factory space has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $4.8 per month as of March 31, 2023).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	LEASES - continued

During the year ended March 31, 2019, Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments.

	2021		2022		2023
	$		$		$

Operating lease cost	731	*	871	*	888	*

Weighted Average Remaining Lease Term - Operating leases	9.06 years		11.22 years		8.15 years
Weighted Average Discount Rate - Operating leases	8.17%		8.59%		7.56%

*	Included unconditional government subsidy $66, $nil and $247 for factory space and dormitories located in Shenzhen in 2021, 2022 and 2023 respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2023

Operating leases
$
Year ending March 31,
2024	648
2025	665
2026	628
2027	-
2028	-
Thereafter	2,164

Total undiscounted cash flows	4,105
Less: imputed interest	(2,050)

Present value of lease liabilities	2,055

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	GOVERNMENT GRANTS AND SUBSIDIES

Government subsidies received during the years ended March 31 2021, 2022 and 2023 are as follows. These subsidies are related to the relief for COVID-19 pandemic provided by governments and are accounted for in the consolidated statements of operations by offsetting the specific expenses when received.

	Year ended March 31,
	2021	2022	2023
	$	$	$

Rental payment for factory space and dormitories located in Shenzhen (offset against cost of sales)	66	-	247
Salaries of Hong Kong employees (offset against selling, general and administrative expenses)	144	-	62

Total	210	-	309

Rental payment subsidies in Shenzhen were granted by the People’s Government of Shenzhen Municipality. During the year ended March 31, 2023, 3-month waiver and 3-month 50% concession on rental payment for factory space and dormitories were granted. During the year ended March 31, 2021. 1-month waiver was granted. These subsidies were unconditional and non-recapturable, and were granted by directly reducing the payment amount in the rental invoices.

Salaries subsidies in Hong Kong were provided by the Hong Kong government under the COVID-19 Employment Support Scheme for the Group’s employees employed by the subsidiaries in Hong Kong. During the year ended March 31, 2021, 6-month salaries were subsidized in the form of cash by the Hong Kong government, subject to a maximum subsidy of $1.2 per employee per month. During the year ended March 31, 2023, 3-month salaries were subsidized in the form of cash by the Hong Kong government, subject to a maximum subsidy of $1 per employee per month. The Company would be subject to penalties if certain criteria on number of employees employed were not met.

13.	LONG-TERM LOAN RECEIVABLE

Long-term loan receivable represents loans to the managing director of a subsidiary with a fixed interest rate of 8% per annum and loan periods of 36 months, repayable by March 30, 2025 to March 30, 2026. The loan receivables principal and interest are expected to be repaid on the loan maturity date. Interest income of $8 was receivable for each of the years ended March 31, 2021, 2022 and 2023.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2022 and 2023, the Group did not have commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment.

15.	OFF-BALANCE SHEET EXPOSURES

Pursuant to agreements signed in October 2020 and January 2021, the Group has extended a credit facility of $1,000 to a new customer for 30 months expiring on April 5, 2023. The agreement and the credit facility were extended for a further 24 months based on a promissory note signed on May 30, 2023 and that the outstanding balance as of March 31, 2023 will be repaid by July 31, 2023. This credit facility is collateralized by the intellectual property rights of the customer, personal guarantees of the shareholders of the customer and 10% of the common stock of the customer. As of March 31, 2023, the customer has utilized $737 (2022: $699) of the credit facility and the amount was reflected in accounts receivable. The Group has an off-balance sheet exposure of credit facility of $263 as of March 31, 2023 (2022: $301). The allowance for expected credit losses for the utilized credit facility and unutilized credit facility were $475 and $28 respectively, as of March 31, 2023 (2022: $18 and $8 respectively).

Subsequently, this customer has fully settled the outstanding balance on July 6, 2023.

16.	DIVIDENDS

Dividends are recognized when declared. The Company declared two dividend payments during the fiscal year ended March 31, 2023: a dividend of $0.15 per share that was paid on October 7, 2022 and a dividend of $0.05 per share that was paid on January 5, 2023.

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

The Group’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivables.

The Group’s cash and cash equivalents are high-quality deposits placed with authorized banking institutions. This investment policy limits the Group’s exposure to concentrations of credit risk.

Accounts receivable from the four customers with the largest receivable balances or customers that individually comprised 10% or more of receivable balance as of March 31, 2022 and 2023 are as follows:

	Percentage of accounts receivable
	2022	2023
	%	%

Customer B	23.3	31.7
Customer A	30.3	30.2
Customer D	12.5	14.5
Customer C	22.0	14.1

Four largest receivable balances	88.1	90.5

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2021, 2022 and 2023 are as follows:

	Year ended March 31,
	2021	2022	2023
	%	%	%

Customer B (note a)	46.6	33.4	35.3
Customer C (note b)	25.9	26.5	33.0
Customer D (note a)	15.3	16.7	16.5
Customer E (note a)	***	***	10.0
	87.8	76.6	94.8

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer was reported in the Metal Stamping operating segment.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	FOREIGN CURRENCY EXCHANGE RISK

The Group receives revenue primarily in U.S. dollars. Payments are made in U.S. dollars, Hong Kong dollars, Chinese Renminbi, Euro and Myanmar Kyat. Currency exchange rate fluctuations affect the Group’s operating costs, and also affect the price the Group receives for the products that it sells. Most of the Group’s net sales are to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the U.S. dollar, the Group has requested its European customers to pay in U.S. dollars, and in fiscal 2023, substantially all of the Group’s European customers did so. In addition, the Group has entered into agreements with certain of its larger European customers that permit the Group’s prices to be adjusted every three months to account for currency fluctuations.

The Group does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future.

19.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for years indicated:

	Year ended March 31,
	2021	2022	2023
	$	$	$

Net (loss) income attributable to Highway Holdings Limited’s shareholders, basic and diluted	(461)	443	(294)

Shares:
Weighted average common shares used in computing basic net (loss) income per share	4,006,400	4,033,346	4,070,524
Dilutive stock option	-	154,385	-
Weighted average common shares used in computing diluted net (loss) income per share	4,006,400	4,187,731	4,070,524

Net (loss) income per share, basic	(0.12)	0.11	(0.07)
Net (loss) income per share, diluted	(0.12)	0.11	(0.07)

For the years ended March 31, 2021 and March 31, 2023 stock options to purchase 365,000 shares and 225,000 shares of the Company’s stock were excluded respectively from the EPS calculation, as their effects were anti-dilutive.

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

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.004) per month.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong, China and Myanmar amounted to $125, $154 and $146 for the years ended March 31, 2021, 2022 and 2023, respectively.

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

No options were granted for the years ended March 31, 2022 and March 31, 2023.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

A summary of stock option activity during the years ended March 31, 2021, 2022 and 2023 is as follows:

	Number of stock options	Weighted average exercise price	Weighted Average remaining contractual life (years)
		$
Outstanding as of April 1, 2020	385,000	1.97	4.36
Granted	40,000	2.42	-
Exercised	(40,000)	-	-
Cancelled	(20,000)	-	-
Outstanding as of March 31, 2021	365,000	1.97	3.36
Exercised	(10,000)	-	-
Cancelled	(5,000)	-	-
Outstanding as of March 31, 2022	350,000	1.97	2.36
Exercised	(50,000)	-	-
Cancelled	(75,000)	-	-
Outstanding as of March 31, 2023	225,000	1.97	1.36
Exercisable as of March 31, 2022	350,000	1.97	2.36
Exercisable as of March 31, 2023	225,000	1.97	1.36

The aggregate intrinsic values of the stock options outstanding as of March 31, 2022 and 2023 were $298 and $16, respectively. The intrinsic values of the stock options at March 31, 2022 and 2023 are the amount by which the market value of the Company’s common stock of $2.82 and $2.04 as of March 31, 2022 and 2023, respectively, exceeds the exercise price of the option.

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

No restricted shares were granted for the years ended March 31, 2022 and March 31, 2023.

The restricted shares granted under the 2010 Option Plan and the 2020 Option Plan resulted in a compensation expense of $73, $89 and $89 for the years ended March 31, 2021, 2022 and 2023 respectively, which is included in selling, general and administrative expenses.

As of March 31, 2021, 2022 and 2023, there were respectively $287, $198 and $109 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan and the 2020 Option Plan. The cost was expected to be recognized over a weighted-average period of 3.36, 2.36 and 1.36 years respectively.

As of March 31, 2021, 2022 and 2023, the Company has the right to repurchase 190,000, 190,000 and 190,000 restricted shares respectively at a price of $0.01 per share when restricted shares be forfeited and reconveyed to the Company.

22.	SEGMENT INFORMATION

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

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Revenue from contracts with customers:
Metal stamping and Mechanical OEM	5,192	7,213	6,654
Electric OEM	3,976	5,152	3,588
Total revenue from contracts with customers	9,168	12,365	10,242
Operating (loss) income:
Metal stamping and Mechanical OEM	(327)	339	(212)
Electric OEM	(207)	307	(95)
Corporate	(82)	(79)	(170)
Total operating income (loss)	(616)	567	(477)
Depreciation expense:
Metal stamping and Mechanical OEM	90	95	137
Electric OEM	69	67	72
Total depreciation	159	162	209
Capital expenditure:
Metal stamping and Mechanical OEM	50	78	60
Electric OEM	38	56	32
Total capital expenditure	88	134	92

	As of March 31,
	2022	2023
	$	$
Total assets:
Metal stamping and Mechanical OEM	7,784	8,099
Electric OEM	6,961	5,696
Corporate	114	88
Total assets	14,859	13,883

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

	As of March 31,
	2022	2023
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	380	266
Electric OEM	263	135
Total property, plant and equipment, net	643	401

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2021	2022	2023
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	1,554	2,105	1,510
Europe	7,269	8,761	8,268
Other Asian countries	37	76	27
North America	308	1,423	437
Total revenue from contracts with customers	9,168	12,365	10,242

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2022	2023
	$	$
Property, plant and equipment, net:
Hong Kong and China	128	110
Myanmar	515	291
Total property, plant and equipment, net	643	401

23.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2021, 2022 and 2023.

24.	SUBSEQUENT EVENT

The Group has evaluated events from the year ended March 31, 2023 through the date the financial statements were issued. The following subsequent event is disclosed.

On May 13, 2023, Mr. Roland Kohl, the Chief Executive Officer of the Group, was granted 300,000 shares of restricted shares under the Group’s 2020 Stock Option and Restricted Stock Plan. The restricted shares award granted to Mr. Roland Kohl is subject to vesting in tranches upon the Group’s achievement of certain strategic transactions within five years from the date the shares were granted, and any shares not vested by the five-year anniversary of the date of grant or upon termination of Mr. Roland Kohl’s employment with the Group shall be forfeited and reconveyed to the Group. The restricted shares vest in three (3) tranches, with 100,000 of the shares vesting in two tranches, and all of the unvested shares vesting in one tranche. Each tranche vests upon completion of a certain milestone by the Group relating to the consummation by the Group or its subsidiaries of certain strategic transactions within five (5) years from the date of grant. The independent members of the Board shall have the final determination as to whether the Group has achieved any of the share release milestones. These restricted shares are fully issued as of July 13, 2023.

* * * * * *