Form 20-F/A
period 2023-03-31
HIGHWAY HOLDINGS LTD
filed 2023-08-18
CIK 1026785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Auditor Name:	Auditor Location:	Auditor Firm ID:
ARK Pro CPA & Co	Hong Kong, China	3299

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of Highway Holdings Limited for the year ended March 31, 2023 filed on July 13, 2023 (the “Original Filing”) is being filed solely to amend and restate in its entirety Item 16I, “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in order to provide the documentation required under Item 16I(a) of Form 20-F and to provide the disclosures required under Item 16I(b) of Form 20-F.

Except as noted above, this Amendment does not update or modify any disclosures in the Original Filing or reflect any events occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On August 5, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. The Company’s auditor at the time was Centurion, a registered public accounting firm headquartered in Hong Kong, a jurisdiction that the PCAOB determined it was unable to inspect or investigate completely in 2022. Centurion issued the audit report for the Company for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, the Company does not expect to be identified as a Commission-Identified Issuer under the HFCAA after it files this annual report on Form 20-F.

Based on an examination of the Company’s register of members and public filings made by its shareholders, including the Schedule 13G filed by Peter J. Abrahamson on February 6, 2023, to the Company’s knowledge, no shareholder other than Roland W. Kohl, Tiko Aharonov, and Peter J. Abrahamson own more than 5% of the Company’s outstanding shares. Mr. Kohl beneficially owns 22.1% of the Company’s outstanding shares as of July 12, 2023, and is a German national residing in Hong Kong. Mr. Aharonov beneficially owns 6.4% of the Company’s outstanding shares as of July 12, 2023, and is an Israeli national. Mr. Abrahamson beneficially owns 9.0% of the Company’s outstanding shares as of July 12, 2023, and is a United States national with a principal place of business in the State of Illinois, based on the Schedule 13G filed by Mr. Abrahamson on February 6, 2023.

Based on the above information and a review of the Company’s list of record shareholders maintained by Computershare, the Company’s transfer agent, the Company believes it is not owned or controlled by any governmental entity in Hong Kong. In addition, the Company is not aware of any governmental entity of Hong Kong that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

As of the date of this annual report, to the Company’s knowledge, (i) no governmental entities in the British Virgin Islands, Hong Kong, China or Myanmar own shares of the Company, (ii) the governmental entities in Hong Kong do not have a controlling financial interest in the Company, (iii) none of the members of the board of directors of the Company or its operating entities is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association of the Company contains any charter of the Chinese Communist Party.

Item 19. Exhibits

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

Date: August 18, 2023

3