Form 20-F
period 2024-03-31
HIGHWAY HOLDINGS LTD
filed 2024-07-16
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,401,825 Common Shares were outstanding as of March 31, 2024.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “future,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s expansion plans in Myanmar, including the operation of its manufacturing and assembly facilities at its Myanmar factory;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in Hong Kong, Shenzhen, China, and Myanmar, such as the recent unrest in Myanmar, that affect the Company, including currency exchange rates, labor laws and worker relations, changing governmental rules and regulations, and structural factors affected manufacturing operators in general;

●	the impact of the ongoing war between Russia and Ukraine on the Company, its customers and its supply chain;

●	the impact of Germany’s recently enacted Supply Chain Due Diligence Act and similar global human and environmental rights regulations on market for products manufactured at the Company’s facilities in Myanmar;

●	the Company’s ability to complete the proposed acquisition of Synova Metall- und Kunststofftechnik GmbH; and

●	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 5, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company,” “we,” “us” or “our” refer collectively to Highway Holdings Limited and its consolidated subsidiaries, including its 84% owned subsidiary in Myanmar. References to “China” or “PRC” are to the People’s Republic of China, and references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Myanmar” are to the Republic of the Union of Myanmar. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. “MMK” or “Kyat” are to the legal currency of Myanmar. The U.S. Securities and Exchange Commission is referred to in this annual report as the “SEC.”

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States dollars.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Holding Company Structure

Highway Holdings Limited is a British Virgin Islands holding company. As a holding company with no operations on its own, Highway Holdings Limited conducts all of its business operations through various subsidiaries formed and existing in Hong Kong, in the PRC and in Myanmar. Our operations in Hong Kong are conducted by various Hong Kong subsidiaries (the “Hong Kong Subsidiaries”), and in China through Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a company that is registered in China and a wholly-owned subsidiary of one of our Hong Kong Subsidiaries. We conduct our operations in Myanmar through our 84% owned Myanmar subsidiary Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”).

Our administrative functions and most of our engineering, design and marketing functions, are conducted in Hong Kong, and some of our manufacturing, engineering, tooling and design functions are conducted at Nissin PRC’s factory complex in Long Hua, Shenzhen, China. Conducting business in Hong Kong and the PRC involves risks of uncertainty about any actions the Chinese government or other authorities may take in those jurisdictions. We do not operate our business through a variable interest entities (“VIE”) structure. See “Item 4. Information on the Company–Organizational Structure/Offices and Manufacturing Facilities.”

There are significant legal and operational risks associated with having some of our operations in Hong Kong and the PRC, including changes in the legal, political and economic policies of the Chinese and the United States governments, the future relations between China and the U.S., and changes to Chinese or U.S. regulations that may materially and adversely affect our business, financial condition and results of operations. While we do not believe that, as of the date of this annual report, our operations in Hong Kong or China are subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”), we face various legal and operational risks and uncertainties associated with being based in or having operations in the PRC, having clients who are PRC companies, and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity, data privacy and personal information. The PRC government may also intervene or impose restrictions on our ability to move cash out of Nissin PRC. The PRC government may also enact new laws that may limit the ability of our Hong Kong Subsidiaries to distribute earnings and to pay dividends. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require us to obtain regulatory approval from PRC authorities before any future securities offering. These risks could result in a material adverse change in our business operations and the value of the common shares, restrictions in our ability to accept foreign investments, significantly limit or completely hinder our ability to continue to offer securities to investors or to continue listing of our securities on a U.S. exchange, which actions would cause the value of our securities to significantly decline or become worthless.

Permissions Required from the PRC Authorities for Our Operation

Our Shenzhen, China, operations are conducted through Nissin PRC, our Chinese operating subsidiary. Nissin PRC has obtained all material permissions and approvals required for our operations in compliance with the relevant laws and regulations in the PRC. As of the date of this annual report, the only permission required for operations are the business licenses of Nissin PRC. The primary business license that Nissin PRC is required to maintain is a permit issued by the Shenzhen Administration for Market Regulation that allows Nissin PRC to conduct specific business activities in the Long Hua, Shenzhen geographical jurisdiction. As of the date of this annual report, Nissin PRC has received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Although Nissin PRC currently holds the required operating permits and licenses, Nissin PRC will have to reapply for the principal operating license in 2031.

On March 31, 2023, the CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and certain supporting guidelines (collectively the “New Overseas Listing Rules”) that among other things, provide that certain PRC domestic companies seeking to offer and list securities, either directly or indirectly, in overseas markets, must file with the CSRC an application for an overseas offering or listing. The New Overseas Listing Rules are newly published and there is substantial uncertainty surrounding the implementation and enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules, on a timely basis or at all. Accordingly, it is uncertain what the potential impact these new laws and regulations will have on the daily business operation of our Hong Kong and Shenzhen subsidiaries and on our ability to sell our securities on a U.S. exchange. These new regulations could significantly limit or completely hinder our ability to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we are not engaged in any activities relating to the offer and sale of our securities.

Effective February 15, 2022, the CAC promulgated new regulations that provide that certain operators of critical information infrastructure and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We do not believe that the new cybersecurity laws apply to us or will have an impact on our business and operations because, among other things, neither our Hong Kong Subsidiaries nor Nissin PRC control more than one million users’ personal information, a majority of our business operations are located outside mainland China, the majority of our senior management personnel are Hong Kong citizens or citizens of other foreign countries and they do not reside in mainland China, and the data processed in our business does not have a bearing on China’s national security. Nevertheless, because these statements and regulatory actions are relatively new, it is uncertain how these new regulations will be interpreted or implemented. Accordingly, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of Nissin PRC or our ability to sell and list our common shares on a U.S. exchange. See “Item 3. Key Information–D. Risk Factors–The Chinese Government Exerts Substantial Influence Over The Manner In Which We Must Conduct Our Business Activities And May Intervene Or Influence Our Operations At Any Time, Which Could Result In A Material Change In Our Operations And The Value Of Our Common Stock” and “Item 3. Key Information–D. Risk Factors–In Response To The Data Security Law and Personal Information Protection Law in China, And New Overseas Listing Rules in China, The Company May Face Additional Scrutiny From Its Operations In China.”

We also may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on the Hong Kong and PRC subsidiaries’ business, financial condition and results of operations.

The Holding Foreign Companies Accountable Act

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. The HFCAA was further amended by the Consolidated Appropriations Act, 2023. The HFCAA requires the SEC to prohibit the trading of securities of any foreign company identified by the SEC as a “Commission-Identified Issuer” on any U.S. securities exchanges. The SEC has identified Highway Holdings Limited as a foreign company and as a Commission-Identified Issuer that could be de-listed from Nasdaq if we retain a foreign accounting firm that cannot be inspected by the Public Company Accounting Oversight Board (United States), or PCAOB, for two consecutive years, beginning in 2022. Both our former and our current independent registered public accounting firms are located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities.

On August 26, 2022, the Chinese regulatory agency and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, thereby taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. As a result, if the PCAOB is permitted to inspect our public accounting firm, our common shares will not be de-listed from trading on Nasdaq or any other U.S. exchange. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination, which could once again jeopardize the listing of our common shares on a U.S. stock exchange. See “Item 3. Key Information–D. Risk Factors–Uncertainty Under The Holding Foreign Companies Accountable Act That May Result In Future Delisting.”

Cash Flows Through Our Organization

Subject to the BVI Business Companies Act, the principal British Virgin Islands statute that governs our organizational matters, and our Amended and Restated Memorandum and Articles of Association, Highway Holdings’ board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend it will be able to pay its debts as they become due in the ordinary course of business and its assets exceed its liabilities. Since Highway Holdings is a holding company with no operations or independent source of income, Highway Holdings relies on dividends and other distributions on equity paid by its Hong Kong Subsidiaries for its cash and financing requirements. Under Hong Kong law, the Hong Kong Subsidiaries are permitted to provide funding to Highway Holdings through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Subsidiaries. To date, our Hong Kong Subsidiaries have from time-to-time paid dividends to Highway Holdings and to Highway Holdings’ shareholders, including to its U.S. shareholders. During the fiscal year ended March 31, 2024 Highway Holdings made two dividend distributions to its shareholders, consisting of a $0.10 per share dividend on July 12, 2023, and a $0.05 per share dividend on December 23, 2023. Highway Holdings also recently paid a $0.05 per share dividend on May 3, 2024 to its shareholders. However, dividends that may be distributed to our shareholders are declared and paid at the discretion of our Board of Directors and depend upon, among other things, our results of operations, the anticipated future earnings, the success of our business activities, our capital requirements, and the general financial conditions. Accordingly, no assurance can be given that Highway Holdings will continue to pay dividends to the holders of its common shares in the future. See “Item 3. Key Information–D. Risk Factors– While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future.” Highway Holdings may also transfer cash to its Hong Kong Subsidiaries. Highway Holdings may provide such funding to its Hong Kong Subsidiaries through loans or capital contributions without restrictions on the amount of the funds. For the fiscal years ended March 31, 2022, 2023, and 2024, our Hong Kong Subsidiaries have declared and distributed profits earned to Highway Holdings in the amounts of $569,000, $1,019,000, and $616,000 respectively. For the fiscal years ended March 31, 2022, 2023, and 2024, Highway Holdings has not made any loans or capital contributions to its Hong Kong Subsidiaries.

Under currently applicable PRC laws, Nissin PRC can only pay dividends or make distributions to its parent company (a Hong Kong Subsidiary) out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends to us in foreign currencies without prior approval from SAFE, subject to compliance with certain procedures under PRC foreign exchange regulations. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 3. Key Information–D. Risk Factors– Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.” To date, Nissin PRC has primarily used its revenues and profits to fund its own internal operations, and has reinvested any profits that it has generated into its facilities and business. Accordingly, Nissin PRC does not make any cash distributions to our Hong Kong Subsidiaries. However, our Hong Kong Subsidiaries do, on an as needed basis, regularly transfer funds to Nissin PRC in USD to settle intercompany sales. For the fiscal years ended March 31, 2022, 2023, and 2024, our Hong Kong Subsidiary has transferred cash to Nissin PRC to settle intercompany sales in the amounts of $4,030,000, $3,350,000, and $2,160,000 respectively.

Further, our Hong Kong Subsidiaries also, on an as needed basis, regularly transfer funds to Kayser Myanmar in USD to settle sub-contracting fees. For the fiscal years ended March 31, 2022, 2023, and 2024, our Hong Kong Subsidiary has transferred cash to Kayser Myanmar to settle sub-contracting fees in the amounts of $581,000, $440,000 and $325,000 respectively. For the fiscal years ended March 31, 2022, 2023 and 2024, Kayser Myanmar transferred cash to a Hong Kong Subsidiary to settle outstanding intercompany loans in the amounts of $131,000, $79,000 and nil respectively. Beginning in April 2022, the Myanmar government has restricted the transfer of foreign currency abroad pursuant to Notification No. 12/2022 issued by the Central Bank of Myanmar, which requires any transfer from Myanmar of foreign currency abroad to be approved by the Foreign Exchange Supervisory Committee of Myanmar. See “Item 3. Key Information–D. Risk Factors– Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.”

Our management monitors the cash position of each of our operating entities within our organization regularly to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, we enter into an intercompany loan for the subsidiary at market interest rate in accordance with the applicable PRC and Myanmar laws and regulations. However, the funds or assets held in the PRC or Myanmar may not be available to fund operations or for other use outside of the PRC, Hong Kong or Myanmar due to interventions in or the imposition of restrictions and limitations on the ability of us or Nissin PRC by the PRC government, or us or Kayser Myanmar by the Myanmar government, to transfer cash or assets. There can be no assurance that the PRC government or Myanmar government in the future will not restrict or prohibit the flow of cash into or out of Hong Kong and the PRC, or Myanmar, as applicable, thereby affecting the transfer of funds between our Hong Kong and PRC subsidiaries and our Hong Kong and Myanmar subsidiary. Any restrictions, prohibitions, interventions or limitations by the PRC government or the Myanmar government on the ability of Nissin PRC or Kayser Myanmar, as applicable, to transfer cash or assets in or out of the PRC or Myanmar may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, the PRC, and Myanmar.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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

Risks Related To Doing Business In China And Myanmar.

The On-going Civil War In Myanmar Has Negatively Affected, And May Continue to Negatively Impact, the Company’s Operations In Myanmar.

The Company operates two manufacturing and assembly facilities, one of which is located in Yangon, Myanmar. On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year, and reportedly placed the country’s civilian leader under house arrest. The U.S. State Department has concluded that the military takeover in Myanmar constituted a coup d’état. The military’s takeover resulted in widespread civil unrest, including in the area of Yangon in which the Company’s facilities are located, the devaluation of the Kyat, disruption to the existing banking system, and other restrictions. The military’s rule of Myanmar has been challenged by various rebel factions. The amount of hostilities between the government’s forces and those of the insurgents has recently increased significantly. While the fighting between the government and the insurgents has not directly affected the Company’s facilities or its other operations in Yangon, the on-going war has had indirectly affected some of the Company’s operations. While no closure of the Company’s Yangon facility was caused by civil unrest in fiscal years 2023 and 2024, the civil war has affected the existing and potential pool of employees of that facility. For example, as a result of the civil war, the Myanmar military has started to draft young men into the army, which has cause many men to flee the country. This, in turn, has resulted in a reduction of possible employees. The future impact of the military takeover and the on-going civil war on the Company’s operations in Myanmar remains uncertain as of the date of this report. Any loss of property or interruption of the Company’s operations resulting from political instability, civil unrest or changes in law or policy enacted by the military government could have a significant negative impact on the Company’s business operations, earnings and cash flow.

In Response To Global Human And Environmental Rights Regulations Enacted In Germany And Pending In Other Jurisdictions, The Company’s Customers May Prohibit Or Limit The Manufacture Of Their Products In Myanmar, Which Will Negatively Affect The Company’s Operations In Myanmar.

The Supply Chain Due Diligence Act (Lieferkettensorgfaltsgesetz) requires certain larger German manufacturers to take actions to identify and prevent suspected human rights and environmental law violations committed abroad in their supply chains, including by their direct and indirect suppliers. Germany’s new law went into effect on January 1, 2023. In order to comply with this law, German manufacturers may stop purchasing products from foreign suppliers (such as the Company) that are based in countries with bad human rights records. The European Union and various social responsibility organizations also are considering similar laws. During the fiscal years ended March 31, 2024 and 2023, revenues generated from the Company’s operations in Yangon, Myanmar, represented 44% and 42%, respectively, of the Company’s total revenues. Since the military coup in February 2021, Myanmar has been listed as one of the world’s worst human rights offenders. As a result of these social responsibility regulations and Myanmar’s human rights record, the Company’s European customers may refuse to have their products manufactured at the Company’s Myanmar facility. In addition, China’s human rights record may cause German manufacturers to refuse to purchase products manufactured in China as well. In the event that the Company’s customers further limit or prohibit the Company from manufacturing their products in Myanmar or China, the Company’s operations and financial condition will be significantly and adversely affected. No assurance can be given that the Company’s customers will not, in the future, withdraw their work from Myanmar or China or refuse to permit their future orders from being completed at the Company’s Myanmar or Shenzhen facilities.

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

In Response To The Data Security Law and Personal Information Protection Law in China, And New Overseas Listing Rules in China, The Company May Face Additional Scrutiny From Its Operations In China.

In the fall of 2021, China enacted two laws — the Data Security Law and the Personal Information Protection Law. The Data Security Law sets up a framework that classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. The Personal Information Protection Law is China’s comprehensive legislation regulating the protection of personal information. The Cyberspace Administration of China (“CAC”) has published the Administration Measures for Cyber Data Security that authorizes the relevant government authorities to conduct a cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. We do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. We do not possess information on more than a million entities/individuals. Although we believe we currently are not required to obtain clearance from the CAC under the Administration Measures for Cybersecurity Review, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. While we do not believe that our Chinese subsidiary is subject to cybersecurity review or requires prior approval of the CAC or the China Securities Regulatory Commission (the “CSRC”), uncertainties still exist and the current laws, regulations or policies in China could change in the future. On March 31, 2023 the CSRC’s new Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and certain supporting guidelines (collectively the “New Overseas Listing Rules”) went into effect. Among other things, these new regulations provide that certain PRC domestic companies seeking to offer and list securities, either directly or indirectly, in overseas markets, must file with the CSRC an application for an overseas offering or listing. The New Overseas Listing Rules are newly published and there is substantial uncertainty surrounding the implementation and enforcement thereof. Thus, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules, on a timely basis or at all. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to become worthless. Failure to comply with these laws may lead to fines and penalties from the Chinese government and could have a significant negative impact on Company’s business operations.

Changing Internal Fiscal, Regulatory and Political Changes Continue to Negatively Affect The Company’s Operations in China.

Many of the Company’s key functions, including tool design and manufacturing, engineering, administration, and automated manufacturing, are conducted from the Company’s facilities in China. As a result, the Company’s operations and assets are affected by the political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government to its laws, regulations, or the interpretation thereof, the imposition of confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations, or the expropriation of private enterprises, could materially adversely affect the Company. For example, foreign-owned enterprises, including the Company, have been subject to numerous governmental inspections and have been subjected to additional burdensome regulations and, on occasion, to cash penalties and fines. Certain recent actions by Chinese government authorities appear to be intended to force businesses deemed to be of lower technological sophistication, as well as foreign businesses, out of Shenzhen, China. While Nissin PRC, which obtained a high-technology enterprise certificate in China, has to date been able to continue its operations in China despite these changes and additional burdens, no assurance can be given that the increasing regulations and the more restrictive government policies will not, in the future, cause the Company’s operations to become financially untenable or otherwise materially affect its business, operations and financial condition.

Political Or Trade Controversies Between China And The United States Could Harm The Company’s Operating Results Or Depress The Company’s Stock Price.

Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. These political and economic issues have resulted in tariffs being imposed by both China and the U.S. and have resulted in the imposition of restrictions on the import/export of certain products. The Company has made sales to U.S. customers in fiscal years 2022 to 2024, and although the Company does not import raw materials from the U.S., the political tensions between the two countries could negatively affect the Company’s operations in China and its ability to transact with U.S. customers. No assurance can be given that these, and any other future controversies will not negatively affect the Company’s business and operations in China. In addition, the political and trade friction between the U.S. and China could adversely affect the prevailing market price for the Company’s Common Shares. The Company, whose shares are publicly listed on the U.S. Nasdaq stock market, could be perceived in China to be an American company and, as such, could face persecution in various forms from the government. Similarly, because the Company operates in Shenzhen, China, the Company could be perceived to be a Chinese company by U.S. investors. These trade or political disputes between the U.S. and China could affect U.S. investors’ perception of China-based manufacturing companies listed on U.S. stock markets, which could adversely affect the Company’s stock price.

Increased Wages And The Other Costs Of Labor in China and Myanmar Have a Material Negative Impact To The Company’s Operations And Continue to Increase Its Operating Costs.

Wages in China and Myanmar in general, and in Shenzhen in particular, have significantly increased during the past few years. Increases in wages has also resulted in increases in employer contributions for various mandatory social welfare benefits for Chinese and Myanmar employees that are based on percentages of their salaries. These increases in the cost of labor will continue to increase the Company’s operating costs, will reduce the Company’s gross margins, and may continue to result in the loss of customers who may seek, and are able to obtain, comparable products and services in lower-cost regions of the world or from certain local Chinese or Myanmar companies that receive governmental support of subsidies.

The Company May Be Subject To Significant Employee Termination Payment Obligations In China And In Myanmar.

Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company’s potential liability with respect to such termination payments has gradually reduced over time due to employees resigning or retiring, any mass layoff could trigger the sudden payment of the entire severance payment obligation. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2024, the Company accrued $979,000 of severance liabilities), the sudden obligation to pay all of these accrued amounts could result in a significant decrease in the Company’s cash reserves. Under Myanmar’s labor laws, depending on the length of an employee’s employment, the Company’s Myanmar employees may be entitled to receive severance payments upon termination of their employment contract with the Company.

The Company’s Shenzhen, China, Leases Could Subject the Company To Substantial Future Risks and Costs.

The Company’s engineering, research and development, and its automated manufacturing facilities are currently still located in Long Hua, Shenzhen, China. In February 2023 the Company extended its leases for much of this facility until February 28, 2026 (the Company has also reduced the amount of space it now leases in Shenzhen to reflect its decreased operations in China). Due the increasing rental rates and changes in the local regulatory environment that disfavors manufacturing facilities, it is uncertain if the Company will be able to renew its lease in 2026 on acceptable terms, or at all. In the event that the Company cannot, or does not renew its Shenzhen lease, the Company will incur significant costs to relocate its facilities, and its operations could be significantly disrupted. In addition, the termination of the Shenzhen leases may require the Company to terminate or relocate its Shenzhen employees farther away from its current location, which events would trigger the Company’s significant severance payment obligations to its remaining China-based employees.

The Company’s Myanmar Subsidiary Faces Various Risks Related To Its Operations In That Underdeveloped Country.

The Company’s labor-intensive manufacturing operations are currently conducted in Yangon, Myanmar (formerly Burma). The Company currently owns 84% of Kayser Myanmar, a foreign company authorized to operate in Myanmar. Kayser Myanmar operates from a factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities in order to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include labor relations issues (including strikes), the potential of the Company’s employees being drafted to serve in the Myanmar military, lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), cultural and political issues with local governmental authorities, antiquated banking systems, and the lack of international financing expertise. As discussed above, as a result of the enactment of the Supply Chain Due Diligence Act (Lieferkettensorgfaltsgesetz), the Company’s European customers may refuse to have their products manufactured at the Company’s Myanmar assembly facility. The operations in Myanmar also are subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. Myanmar recently permitted the exchange rate between the Kyat and the U.S. dollar to fluctuate, which fluctuations could materially change the cost of operating in Myanmar. No assurance can be given that unfavorable currency fluctuations will not occur in the future.

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

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar advanced $950,000 to the landlord as a prepayment of rent under the lease (at currency conversion rate in effect at that time, the prepayment represents approximately 12 years of rental payments), and has spent approximately $570,000 on refurbishing the complex and building one new factory building and a new office building at the site. Accordingly, this new facility represents a long-term investment by the Company in its operations in Myanmar. All of Kayser Myanmar’s operations are now being conducted at this new facility. Any interference or interruption of Kayser Myanmar’s right to operate at this new facility, or a challenge to the existence or validity of the 50-year lease, including as a result of a dispute with the landlord or because of any actions or regulations by Myanmar governmental, administrative or taxation authorities, could materially negatively affect the Company’s investment in the new factory and its ability to operate in Myanmar. During the fiscal year ended March 31, 2024, Kayser Myanmar further advanced $123,000 (equivalent to MMK 259 million) to the landlord as a prepayment of rental fees, due to the Company’s expectation of continued high inflation in Myanmar, which was more than 14% per annum in calendar year 2023.

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

Labor Shortages and Employee Turnover May Negatively Affect The Company’s Operations and Profitability.

One of the principal economic advantages of locating the Company’s operations in China and Myanmar has been the availability of low-cost labor. Due to the enormous growth in manufacturing in China and workers’ higher salary expectations, the Company has recently had difficulty in filling its lower cost labor needs in China. Due in part to these wage increases and labor shortages, the Company has stopped most of its labor-intensive manufacturing in China and now uses its Shenzhen facilities mostly for engineering, tool manufacturing, design, automated manufacturing, and administrative purposes. Since these functions are performed by higher paid professional employees, the Company’s exposure to the labor issues in China has been reduced. However, the cost and risks of hiring and training new employees has shifted to Myanmar where the Company now performs most of its labor-intensive manufacturing in Myanmar. Myanmar also observes an extended new year’s celebration each year in April during which the Company’s factories are closed and all workers temporarily leave. Because many of the Myanmar factory workers are migrant workers who live far from the Company’s Yangon factory, many do not return after the holidays, as a result of which labor turnover can be high at times. The Company is required to annually hire, and train, new workers.

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

The Increasing Rate of Inflation, Particularly In Myanmar, May Negatively Impact Our Operations.

The rate of inflation in Myanmar has noticeably increased, in particular following the control of Myanmar’s government by its military. Inflation in Myanmar was estimated to be more than 16% per annum in 2022 and more than 14% per annum in 2023. The inflation rate in Myanmar appears to be at slightly lower level in 2024 compared to 2023. As a result, employee compensation and other operating expenses in Myanmar could significantly increase. Although the rate of inflation in China has been relatively modest recently, we can provide no assurance that our operations in China and Hong Kong will not be affected in the future by higher rates of inflation. Inflation could materially affect our financial performance by increasing our operating costs and expenses, including employee compensation and the cost of raw materials. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

The Chinese Government Exerts Substantial Influence Over The Manner In Which We Must Conduct Our Business Activities And May Intervene Or Influence Our Operations At Any Time, Which Could Result In A Material Change In Our Operations And The Value Of Our Common Stock.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Our business may be subject to various government and regulatory interference in the province in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See also “Item 3. Key Information–D. Risk Factors–In Response To The Data Security Law and Personal Information Protection Law in China, And New Overseas Listing Rules in China, The Company May Face Additional Scrutiny From Its Operations In China.”

Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.

We conduct our operations in China through Nissin PRC, a wholly-owned subsidiary that is registered in China. Under our current corporate structure, Highway Holdings Limited may need dividend payments or other distributions from Nissin PRC to fund any cash and financing requirements we may have. In respect of the transfer of earnings from Nissin PRC to Highway Holdings Limited, under applicable Chinese laws and regulations our Chinese subsidiary is permitted to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Nissin PRC primarily generates its revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese subsidiary to use its RMB revenues to pay dividends to us. The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. In addition, the Enterprise Income Tax Law of China and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-Chinese-resident enterprises unless otherwise exempted.

Further, our operations in Myanmar are conducted through our subsidiary Kayser Myanmar. Beginning in April 2022, the Myanmar government has restricted the transfer of foreign currency abroad pursuant to Notification No. 12/2022 issued by the Central Bank of Myanmar, which requires any transfer from Myanmar of foreign currency abroad to be approved by the Foreign Exchange Supervisory Committee of Myanmar.

To date, profits generated by Nissin PRC have mostly been reinvested in the Shenzhen factory’s operations, and we have not relied on dividends or other distributions from Nissin PRC or Kayser Myanmar to fund our operations outside of China or Myanmar respectively. However, any limitation on the ability of Nissin PRC or Kayser Myanmar to pay dividends or make other kinds of payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related To The Company’s Operations, Structure And Strategy.

The Company Is Financially Dependent On A Few Major Customers.

During the years ended March 31, 2024 and 2023 the Company’s aggregate sales to its four largest customers accounted for approximately 82.5% and 96.7% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers declines.

In addition, a substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2024 and 2023, accounts receivable from the four customers with the largest receivable balances at year-end represented, in the aggregate, 83.0% and 90.5% of the total outstanding receivables, respectively.

Interruptions In Supplies Provided By The Company’s Third-Party Suppliers, Including Due To The Ongoing War In Ukraine, May Subject The Company To External Procurement Risks That Negatively Affect Its Business.

The Company depends on third-party suppliers for its raw materials and many of its components. Any disruptions to the Company’s supply chain, significant increase in component costs, or shortages of critical components, could adversely affect the Company’s business and result in lost sales, customer dissatisfaction and increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to health epidemics like the outbreak of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surge in demand for any particular part or component, increases in prices or impact of inflation, the imposition of regulations, quotas or embargoes on components, transportation delays or other failures affecting the supply chain and shipment of materials and finished goods.

Fluctuating Shipping Costs And Disruptions In Shipping Could Materially And Adversely Affect Our Business And Operating Results.

Our foreign based customers purchase the products that we manufacture for them in China and Myanmar based on an expectation of timely delivery at a reasonable transportation cost. Generally, we ship our products from the ports in Hong Kong, Shenzhen, China and Yangon, Myanmar to their final destinations, and our customers bear the transportation costs of their products. Certain of our customers also transport their products by air. During the past few years, the shipping costs and availability of shipping containers have fluctuated wildly. In recent years, there have been global shipping and logistics crises resulting in lengthy port wait times and a very significant spike in shipping costs. While shipping costs have moderated and returned to pre-COVID-19 levels, shipping costs remain volatile. Delays in the transportation of products and significant increases in shipping costs could adversely affect our customers production schedules and production costs. These factors, in turn could cause our customers to consider using suppliers closer to their facilities or even manufacturing those products themselves at their own domestic facilities. The loss of customers because of international transportation disruptions and cost fluctuations could have a material adverse effect on our business and operating results. No assurance can be given that our customers will continue to purchase our products if the delays in delivery and major shipping price increases return.

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

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers.

The Company is highly dependent upon Roland Kohl, the Company’s Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and certain of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company’s business and operations. The Company no longer maintains a life insurance policy in the event of Mr. Kohl’s death. Mr. Kohl is the primary contact between the Company and certain of its larger customers, particularly those based in Germany. Accordingly, the resignation, retirement or other departure of Mr. Kohl from the Company could have a material negative impact on the Company’s relationship with these customers and on the Company’s ability to retain these clients.

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

We and our independent registered public accounting firms, in connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2024, identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures in an attempt to remedy these deficiencies. However, the implementation of these measures has not yet, and may not in the future, fully address the material weakness and deficiencies in our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2024, and the following material weaknesses were identified: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Since the Myanmar’s military seized control of the government, substantially all of our Myanmar operations are conducted through cash transactions due to governmental policies and the lack of a sophisticated financial system. Although financial transactions in Myanmar are conducted primarily with cash, the effects of poor cash controls were mitigated by the fact that, at any time, we only maintained a small balance of cash in Myanmar; (ii) We do not have sufficient and skilled accounting personnel in the Company with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements; and (iii) We do not have appropriate and adequate policies and procedures in place in the Company to evaluate the proper accounting and disclosures of key transactions and documents. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Failure to correct these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability.

Because the Company engages in international trade and operates using four different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe and in the U.S.), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars and RMB), and pays its expenses in U.S. dollars, RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange gains of $198,000 and $32,000 in the fiscal years ended March 31, 2024 and 2023, respectively. Notwithstanding its exposure to currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. No assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Acquisitions Or Strategic Investments, Including The Company’s Proposed Acquisition Of Synova Metall- und Kunststofftechnik GmbH, May Not Be Successful And May Harm The Company’s Operating Results.

The Company has in the past acquired, invested in, or entered into strategic arrangements with other companies in China, Myanmar and Germany. In order to expand its business, the Company believes that it may, once again, have to expand its operations in countries other than China and Myanmar, which may include the need to acquire and/or invest in foreign businesses or entities. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

●	The assumption of unknown liabilities, including employee obligations.

●	The Company could incur significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

●	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

●	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

●	To the extent that the Company uses is cash resources to acquire or establish any future foreign operations, the Company’s cash reserves could be depleted.

●	Future acquisitions could divert the Company’s management’s attention to other business concerns.

●	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

●	The restrictions on the transfer of funds across borders or repatriation of earnings.

●	The Company may have to obtain approval from governmental authorities in order to apply with applicable laws.

The Company signed a non-binding letter of intent to acquire a majority stake in Synova Metall- und Kunststofftechnik GmbH (“Synova”) as reported on Form 6-K that was filed with the SEC on December 12, 2023. The Company is still conducting due diligence of Synova, and there are no assurances that the Company will be able to complete the proposed acquisition. Thus, the Company may not be able to achieve the intended objectives, benefits or opportunities associated with the proposed acquisition, despite the significant diversion of resources and management attention to date. As a result, our business and reputation and the value of our securities could be adversely affected if the proposed acquisition is not consummated.

We Face Risks Related To Health Epidemics And Natural Disasters.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC and Myanmar. Natural disasters may give rise to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese or Myanmar economy in general. Our headquarters are located in Hong Kong, where most of our directors and management and many of our employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future.

The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company declared two dividend payments for a total of $0.15 per share in the fiscal year ended March 31, 2024 (a $0.10 per share dividend that was paid on July 12, 2023, and a $0.05 per share dividend that was paid on December 23, 2023). In addition, the Company paid a $0.05 per share dividend on May 3, 2024 to its shareholders. Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company may cease making dividend payments in the event that the Company determines that retaining funds may be necessary to achieve other corporate goals, such as expanding its operations or acquiring other businesses. Accordingly, no assurance can be given that the Company will pay dividends in the future. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

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

The PCAOB Had Historically Been Unable To Inspect Our Auditor In Relation To Their Audit Work Performed For Our Financial Statements And The Inability Of The PCAOB To Conduct Inspections Of Our Auditor In The Past Has Deprived Our Investors With The Benefits Of Such Inspections.

Our auditor, ARK, is currently based in Hong Kong, and is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. Our auditor is based in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the Common Shares were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. While the PCAOB has determined on December 15, 2022 that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditors because of a position taken by an authority in Hong Kong or China, our auditor and its audit work would not be able to be inspected independently and fully by the PCAOB.

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

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company developed a two-pronged strategy:

a.       In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to approximately 35 workers.

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

On March 29, 2019, Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has upgraded the existing two factories at the new leased facility and has constructed a third factory and a new office building on the site. Also, the Company has transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China plant to the new Yangon facility. See, “Organizational Structure/Offices and Manufacturing Facilities—Yangon Myanmar/Manufacturing Facilities” below. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Item 3. Key Information–D. Risk Factors–The Company’s Myanmar Subsidiary Faces Various Risks Related To Its Operations In That Underdeveloped Country” and “Item 3. Key Information–D. Risk Factors–In Response Global Human And Environmental Rights Regulations Enacted In Germany And Pending In Other Jurisdictions, The Company’s Customers May Prohibit Or Limit The Manufacture Of Their Products In Myanmar, Which Will Negatively Affect The Company’s Operations In Myanmar.”

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

During the fiscal year ended March 31, 2024, the Company provided sub-contracting services to a game console manufacturer in the Unites States, whereby the Company performed assembly services for game consoles.

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

Initially, the Company manufactured high-quality metal parts, mostly for Japanese customers. More recently, the Company has been manufacturing high-quality parts and components for European companies. The Company has remained flexible with respect to the types of products that it manufactures as well as location of its customers in order to capitalize on market changes. During each of the past several years, at least 60% of the Company’s revenues are derived from its European customers.

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

Upgrading Equipment-Increased Automation. In order to attract major European customers, and in order to reduce its labor costs and improve quality, the Company has continuously upgraded the design and manufacturing equipment at its facilities and has made investments in automated/robotic machinery that manufacture or assemble products. The Company designs and manufactures its own automated production lines. The Company’s goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work-stations. The automated machinery has significantly reduced the number of workers at the Company’s facilities in Shenzhen, China.

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

The parts, components and products manufactured by the Company may include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products. The Company manufactures many of these products, but also purchases components that it uses in its products. These materials are subject to price fluctuations, and the Company has, at times, been adversely affected by price increases or shortages of supply.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both RMB and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2022, 2023 and 2024:

	Year Ended March 31
	2022	2023	2024
Geographic Areas:
Hong Kong and China	17.0%	14.7%	14.3%
Europe	70.9%	80.7%	66.7%
Other Asian countries	0.6%	0.3%	0.0%
North America	11.5%	4.3%	19.0%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Year Ended March 31
	2022	2023	2024
Segment Sales:
Metal Stamping and Mechanical OEM	58.3%	65.0%	55.0%
Electric OEM	41.7%	35.0%	45.0%

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

Major Customers

For the fiscal year ended March 31, 2024, the Company had five customers who each accounted for more than 10% of the Company’s net sales. These five customers collectively accounted for 93.2% of the Company’s net sales in fiscal 2024. The Company’s five largest customers collectively accounted for almost all of the Company’s net sales during each of the past two years. As a result of the dependence on a few large customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers. See, “Item 3. Key Information–D. Risk Factors–The Company Is Financially Dependent On A Few Major Customers.”

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

More recently, the Company has been developing its own proprietary line of energy saving brushless direct current motors. The Company has filed for and obtained a utility patent to protect certain of its rights in these motors. The Company has been developing three motors, the first of which is now being manufactured, marketed and sold by the Company to one its customers. The other two motors are still in various stages of design and testing. In addition, the Company has been designing a programmable motor, a small size power motor, and a planetary gear box.

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

Seasonality

The Company does not experience any significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. We do not operate our business through a variable interest entities structure. As of July 12, 2024, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some dormant or deactivated subsidiaries), and one majority-owned active subsidiary (its 84% owned Myanmar subsidiary). Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities are as follows:

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

The Company also owns 84% of the equity of Kayser Myanmar, a foreign company registered under Myanmar law that is authorized to operate in Myanmar. Kayser Myanmar’s principal activities consist of manufacturing and assembling metal and plastic products, and sub-contracting services for assembling electronic products. A Myanmar citizen both owns 16% of the Kayser Myanmar and is the general manager of the entity.

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative, engineering, finance, purchasing and marketing offices. The offices at Suite 1801, consisting of approximately 2,000 sq. ft., are leased by the Company’s subsidiary, Kayser Limited. The lease for the Hong Kong offices expire in March 2026. The aggregate monthly rental cost of these offices currently is $5,700 per month, based on the exchange rate in effect on March 31, 2024.

Shenzhen, China/Manufacturing Facility

Until February 2023, the Company leased approximately 15,800 square meters of space at a factory complex located at Long Hua, Shenzhen, China from the Shenzhen Long Cheng Industry & Trade Industrial Co., Ltd. pursuant to various substantially similar related leases. The leased space included both manufacturing space and offices for production management, production engineering, and production support administration, as well as dormitories for some of its employees.

In February 2023 the Company extended the term of certain of these leases until February 28, 2026, and reduced the amount of leased space to a total of approximately 9,500 square meters. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company no longer needs the same amount of space in Shenzhen as it has in the past. Under the renewed leases, the Company is required to pay approximately $47,000 per month for rent (at the RMB to U.S. dollar exchange rate in effect on March 31, 2024) until the expiration of the leases. In order to continue operating in Shenzhen, the Company’s Shenzhen subsidiary, Nissin PRC, had to obtain a business license from the Shenzhen Administration for Market Regulation, which license allows Nissin PRC to conduct specific business activities in the Long Hua, Shenzhen geographical jurisdiction. Nissin PRC has obtained the required license which remains in effect until 2031.

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

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $4,800 per month, based on the currency conversion rate in effect on March 31, 2024). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by the lease, Kayser Myanmar has upgraded the existing two factories at the New Facility and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility. During the fiscal year ended March 31, 2024, Kayser Myanmar further advanced $123,000 (equivalent to MMK 259 million) to the landlord as a prepayment of rental fees, due to the Company’s expectation of continued high inflation in Myanmar, which was more than 14% per annum in calendar year 2023.

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

Nissin PRC, the Company’s subsidiary that is established and operates in China, is subject to the uniform income tax rate of 25% in China. In March 2022, the State Taxation Administration of PRC issued an announcement regarding the requirements to qualify as a “small-size, low profit” enterprise. Nissin PRC satisfies these requirements. Starting from January 1, 2022 and continuing until December 31, 2024, Nissin PRC will be eligible for a preferential income tax rate of 2.5% for the first 1 million RMB assessable profit. Assessable profit above RMB 1 million is charged at a 5% tax rate.

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

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2024 and 2023.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of metal, plastic and electronic products, parts and components. For the fiscal year ended March 31, 2024, net sales decreased by 38.3% from the fiscal year ended March 31, 2023. The decrease in net sales in fiscal 2024 is owing to the post-COVID boom and bust cycle on customers’ demand levels, the ongoing Russia/Ukraine war and global inflation, which resulted in a general decrease in demand for products from some of our major European customers.

During the fiscal year ended March 31, 2024, the Company’s factories in Yangon, Myanmar and Shenzhen, China returned to normal levels of operations following the relaxation of COVID-19 protocols. Demand, especially in Europe, for Company’s products (most of which are household products) decreased following the relaxation of travel restrictions that enabled consumers to spend more time traveling rather than to utilize their time at home to improve their living spaces (thereby decreasing the demand of home products).

During fiscal 2024, the Company benefited from the resumption of business with our U.S.-based customer, which operates a game console business. This business has now gradually returned to normal production following the resolution of material supply shortages. Previously, the manufacture and delivery of game consoles were delayed due to various factors, including the shortage of electronic components and shipping delays caused by the cargo delivery backlog at U.S. ports.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years ended March 31, 2024.

	Year Ended March 31,
	2022	2023	2024

Net Sales	100%	100%	100%
Cost of sales	69.5	69.3	73.0
Gross profit	30.5	30.7	27.0
Operating income/(loss)	4.6	(4.7)	(25.8)
Income/(loss) before income taxes	4.6	(3.1)	(18.0)
Income taxes	(0.8)	0.2	2.5
Net income/(loss)	3.8	(2.9)	(15.5)
Net (profit)/loss attributable to non-controlling interest	(0.2)	(0.0)	0.3
Net income/(loss) attributable to Highway Holdings Limited’s Shareholders	3.6	(2.9)	(15.2)

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

Net sales for the fiscal year ended March 31, 2024 (“fiscal 2024”) decreased by $3,921,000, or 38.3% from the fiscal year ended March 31, 2023 (“fiscal 2023”) due to a general decrease in demand in Europe. Europe constituted the Company’s highest region by net sales in both fiscal 2024 and fiscal 2023. Net sales to European customers decreased to 66.7% in fiscal 2024 from 80.7% in fiscal 2023, while net sales to North American customers increased to 19.0% in fiscal 2024 from 4.3% in fiscal 2023. Net sales to Hong Kong/China decreased to 14.3% in fiscal 2024 from 14.7% in fiscal 2023.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors, with electronic products assembly sub-contracting services also provided during fiscal 2024. For fiscal 2024, net sales of the metal stamping and mechanical segment decreased to 55.0% of the Company’s net sales, from 65.0% in fiscal 2023, due to changes in the product mix. Net sales of the electric OEM segment correspondingly increased to 45.0% of net sales in fiscal 2024 from 35.0% in fiscal 2023.

Gross profits as a percentage of net sales decreased to 27.0% in fiscal 2024 from 30.7% in fiscal 2023 as a result of certain customers with lower margin products making up a higher percentage of our net sales. Due to the decrease in net sales, the Company’s gross profit in dollar terms decreased by $1,433,000 to $1,708,000 in fiscal 2024 from $3,141,000 in fiscal 2023.

Selling, general and administrative expenses decreased by $1,141,000, or 31.5%, in fiscal 2024 compared to fiscal 2023 as a result of the reversal of credit loss provision following the settlement of outstanding balances from a customer, savings incurred from the decreased rental expenses of our Hong Kong offices, and a slight decrease in administrative salaries due to the retirement of some of our senior staff in our Shenzhen and Hong Kong offices. As a result of the decrease in net sales and the decrease in selling, general and administrative expenses, selling, general and administrative expenses represented 39.2% of net sales in fiscal 2024, compared to 35.3% of net sales in fiscal 2023.

Impairment losses of $335,000 for property, plant and equipment and $527,000 for operating lease right of use assets were recognized during the year, as adverse changes in the business climate negatively impacted the Company’s business operations.

As a result of the $1,433,000 decrease in gross profits in fiscal 2024, the Company had an operating loss of $1,631,000 in fiscal 2024 compared to operating loss of $477,000 in fiscal 2023.

The Company had a currency exchange gain of $198,000 and an exchange gain of $32,000 in fiscal 2024 and fiscal 2023, respectively. The currency gain reflects strength of the U.S. dollar relative to both the RMB and the Kyat. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the MMK because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2024, the Company had an income tax benefit of $161,000. The Company had an income tax benefit of $20,000 in fiscal 2023.

As a result of the foregoing, the Company had a net loss of $959,000 in fiscal 2024, compared to net loss of $294,000 in fiscal 2023.

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Net sales for fiscal 2023 decreased by $2,123,000, or 17.2% from the fiscal year ended March 31, 2022 (“fiscal 2022”) due to the renewed impact of COVID-19 pandemic on the Company, its customers and its supply chain, and a general decrease in demand in Europe. In addition, during the third quarter of fiscal 2023, half of the employees in the Shenzhen factory became ill due to COVID-19. Although most of the employees returned to work after a few days’ rest, the lack of full workforce adversely affected the Company’s production schedule. Europe constituted the Company’s highest region by net sales in both fiscal 2023 and fiscal 2022. Net sales to European customers increased to 80.7% in fiscal 2023 from 70.9% in fiscal 2022, while net sales to North American customers decreased to 4.3% in fiscal 2023 from 11.5% in fiscal 2022. Net sales to Hong Kong/China decreased to 14.7% in fiscal 2023 from 17.0% in fiscal 2022.

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

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2022	2023	2024
	(In thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	$(164)	$809	$415
Net cash (used in)/provided by investing activities	(1,195)	991	(102)
Net cash used in financing activities	(549)	(920)	(557)
Net (decrease)/increase in cash and cash equivalents	(1,908)	880	(244)
Cash and cash equivalents at beginning of year	7,757	6,010	6,952
Effect of exchange rate changes on cash and cash equivalents	161	62	(107)
Cash and cash equivalents at end of year	$6,010	$6,952	$6,601

As of March 31, 2024, the Company had working capital of $5,809,000, compared to working capital of $6,599,000 as of March 31, 2023 and $7,140,000 as of March 31, 2022. As of March 31, 2024, the Company had a working capital ratio of 2.51 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2024 decreased to $6,601,000 from $6,952,000 on March 31, 2023 and the Company had cash and cash equivalents of $6,010,000 on March 31, 2022. The slight decrease in cash and cash equivalents held by the Company on March 31, 2024 was largely due to the fact that cash used for purchase of property, plant and equipment and payment of dividends were higher than that generated from operating activities.

The Company regularly purchases raw materials used to manufacture customer products in anticipation of receiving purchase orders from existing customers for such products. If the anticipated customer orders to not materialize, or if the orders are smaller than anticipated, unless the Company is able to repurpose those raw materials, it will incur a loss from such purchases. Should the customers be unable or unwilling to purchase the products that the Company intended to manufacture on behalf of this customer, the excessive unusable inventories will be a burden to the Company, which would adversely affect its liquidity.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2024, the Company generated $415,000 of cash from its operating activities in part because of a $1,133,000 decrease in accounts receivable, a $46,000 decrease in prepaid expenses and other current assets, and $862,000 impairment losses on long-lived assets and right-of-use assets. These items were partially offset by a write-back of $513,000 expected credit loss provision, a $272,000 increase in inventories and a $527,000 decrease in operating lease liabilities. In fiscal 2023, the Company generated $809,000 of net cash from its operating activities and in fiscal 2022, the Company used $164,000 of net cash in its operating activities.

The Company used $102,000 in fiscal 2024 in its investing activities, which consisted primarily of payments for purchases of property, plant and equipment. In fiscal 2023, the Company generated $991,000 of cash from its investing activities and in fiscal 2022, the Company used $1,195,000 of cash in its investing activities.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2022, 2023 and 2024. Dividends of $569,000, $1,019,000 and $616,000 were paid in fiscal 2022, 2023 and 2024, respectively. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result, no assurance can be given that the Company will pay cash dividends in the current fiscal year or at any time in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

As of the date of this annual report the Company has no outstanding bank loans. However, the Company also does not have any bank credit facilities under which it can borrow funds should the Company need additional capital to fund unanticipated expenses. Accordingly, the Company will be dependent on its current financial resources should unanticipated expenses arise. No assurance can be given that its current reserves will be sufficient.

The Company believes that its currently available working capital and funds generated from its operations are adequate to support its operations for at least the next 12 months.

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also pays labor costs with respect to its Myanmar workforce and costs relating to its Myanmar manufacturing facilities in MMK. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Myanmar and Shenzhen factory expenses in MMK and RMB, respectively, the changes in the value of the MMK and RMB compared to the U.S. dollar were significant in the fiscal year ended March 31, 2024. During the period from March 31, 2023 to March 31, 2024, although the official rate of the MMK compared to the U.S. dollar remained relatively stable, the parallel rate was lower than the official rate, and the RMB compared to the U.S. dollar decreased by approximately 4.7%, which were the primary causes for the Company’s currency exchange gain of $198,000 in fiscal 2024.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2024 compared to the end of the prior fiscal year. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the MMK compared to the U.S. dollar decreased as of March 31, 2024 compared to a year earlier, primarily as a result of the economic uncertainty following the military takeover in that country. A decrease in the value of the MMK compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the MMK compared to the U.S. dollar has decreased the Company’s operating expenses in Myanmar in U.S. dollar terms and has thereby increased the Company’s overall currency exchange gain in fiscal 2024. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. A significant proportion of the Company’s net sales in fiscal 2024 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2024, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

In fiscal 2024, the Company realized a currency exchange gain of $198,000 compared to an exchange rate gain of $32,000 in fiscal 2023. The Company had a currency exchange loss of $24,000 in fiscal 2022.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies could have a material impact on the Company’s future results. As a result of the Company’s expansion into Myanmar, it will also be increasingly subject to the currency risks associated with the Myanmar Kyat (MMK), the official currency of that country. In December 2023, the Central Bank of Myanmar issued a notification that requires exporters, like Kayser Myanmar, to exchange 35% of their foreign currency earnings into MMK.

Trend Information

As discussed elsewhere in this annual report, certain trends, uncertainties, demands, commitments or events had a material adverse effect, and could reasonably be expected in the future to materially adversely effect, the Company’s net revenues, income, profitability, liquidity or capital resources. Specifically, these trends consist of (i) the boom/bust cycle of purchase orders placed by certain of the Company’s customers because of post- COVID-19 swings in demand for their products due to pent-up demand and the resulting over-production of inventory, (ii) the decrease in orders from certain of the Company’s German customers for products manufactured at the Company’s Yangon, Myanmar, factory as a result of a new German law that prohibits the importation of products manufactured in Myanmar because of that country’s human rights record and policies, and (iii) the recent diplomatic strains and trade disputes between China and the U.S., which issues have caused certain European customers to gradually reduce their dependence on products manufactured in China and may cause the Chinese government to impose additional restrictions or requirements that effect our business. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

In October 2023, the FASB issued Accounting Standards Update No. 2023-06 to clarify or improve disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the FASB accounting standard codification with the SEC’s regulations. The Company does not anticipate that the adoption of this guidance will have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard shall be applied retrospectively to all prior periods presented in the financial statements. The standard is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

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

The revenue from contracts with customers is derived from the sales of metal stamping, mechanical OEM and electric OEM products, from the sub-contracting income for the provision of electronic products assembly service, and from the provision of machinery maintenance services.

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

Sub-contracting income recognition – point of time. The Company’s performance obligation is to provide sub-contracting services on electronic products assembly to one customer. When the Company satisfies a performance obligation, it will recognize as revenue the sub-contracting income it earns from the provision of electronic products assembly service. The Company’s revenue from sub-contracting income was nil, nil and $818,000 for the years ended March 31, 2022, 2023 and 2024 respectively.

Service revenue recognition – over time. The Company also provides machinery maintenance services to customers, where revenue is recognized over time. The Company recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income, during the years ended March 31, 2022 and 2023. The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the year ended March 31, 2024.

Breakdown of revenue recognition by product line is as follows (USD’000):

	Year ended March 31,
	2022	2023	2024
	$	$	$
Sale of products	12,351	10,201	5,503
Sub-contracting income	-	-	818
Maintenance service income	14	41	-

Total	12,365	10,242	6,321

Breakdown of revenue recognition at a point of time / overtime is as follows (USD’000):

	Year ended March 31,
	2022	2023	2024
	$	$	$
Revenue recognized at a point of time	12,351	10,201	6,321
Revenue recognized over time	14	41	-

Total	12,365	10,242	6,321

Return Rights. The Company does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2022, 2023 and 2024 amounted to $133,000, $106,000 and $85,000, respectively.

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

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 22 of the Company’s consolidated financial statements for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2023 and March 31, 2024. The timing between the recognition of revenue and receipt of payment is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2023 and March 31, 2024, the balances of the contract liabilities were nil and $10,000, respectively, including deposits received from a customer. All contract liabilities as of March 31, 2024 are expected to be recognized as revenue during the year ending March 31, 2025.

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

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables, other current assets and loan receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each year end based on the Company’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2024, expected credit loss provision recorded in accounts receivable was $43,000 compared to $554,000 in fiscal 2023. The decrease in the credit loss provision is primarily due to the settlement of amount owed to the Company by a customer with whom the Company first conducted business in fiscal 2022.

The Company accounts for balance sheet offsetting in accordance with ASC 210, Balance Sheet. When all the following conditions are met and when the Company and the counterparty both consent, accounts receivable balances and account payable balances set off each other and the Company presents the asset and liability as a net amount on the balance sheet: Each of the two parties owes the other determinable amounts, the Company has the right to set off the amount owed with the amount owed by the other party, the Company intends to set off and the right of set off is enforceable at law.

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

Impairment or disposal of long-lived assets and right of use (“ROU”) assets (other than goodwill)

The Company reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets and ROU assets to the sum of the estimated undiscounted future cash flows expected to be generated from the use of the assets and the eventual disposition. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the assets being evaluated. Impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value.

At each year end as of March 31, 2022, 2023 and 2024, the Company reviewed the long-lived assets and ROU assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses in prior years, and (3) negative impact of business operations as a result of trade controversies between China and the U.S. and new global human and environmental rights regulations pending or enacted.

For the years ended March 31, 2022 and 2023, as a result of the comparisons, management has identified the sum of estimated undiscounted future cashflows of long-lived assets and ROU assets are higher than their carrying values. The Company did not recognize any impairment of long-lived assets and ROU assets during the years ended March 31, 2022 and 2023.

For the year ended March 31, 2024, as a result of the comparison, management has identified the sum of estimated undiscounted future cashflows of long-lived assets and ROU assets are lower than their carrying values. Accordingly, an impairment loss of $335,000 for long-lived assets and an impairment loss of $527,000 for ROU assets are recognized which are the amounts by which the carrying values of assets exceed their fair value.

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

The Company reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Company recognized an impairment loss of $527,000 on ROU assets as of March 31, 2024 (2023: nil).

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2023 and March 31, 2024.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of July 12, 2024 are listed below.

Name	Age	Positions
Roland W. Kohl	75	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	58	Chief Operating Officer
Alan Chan	60	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	77	Director
Irene Wong Ping Yim (1) (2)	58	Director
Heiko Sonnekalb (1) (2)	53	Director
Dirk Hermann, Ph.D.	60	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on October 14, 2024. At that meeting, the terms of one class of directors (consisting of Heiko Sonnekalb) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2027 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2024 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. For over ten years, Ms. Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms. Wong graduated from Deakin University with a Master’s Degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2024 to directors on the Company’s Board of Directors and officers as a group, for services rendered to the Company and its subsidiaries in all capacities was approximately $708,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

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

Mr. Kohl, and the three other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

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

The Company generally holds its annual meeting of shareholders within 90 days after the filing of its annual report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this annual report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment. However, in the event of a change of control without the approval of the Board of Directors, Mr. Kohl, and the three other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary.

Audit Committee. During fiscal 2024, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2024. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee. During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Tiko Aharonov, Irene Wong Ping Yim and Heiko Sonnekalb. The Compensation Committee administers the Company’s 2020 Stock Option And Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

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

2020 Stock Option And Restricted Stock Plan. Because the 2010 Option Plan was about to expire, on June 20, 2020, the Company adopted the 2020 Stock Option And Restricted Stock Plan (the “2020 Option Plan”). Under the 2020 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 500,000 shares. In addition, the Board of Directors has approved an increase in the number of options and restricted shares authorized for grant under the 2020 Option Plan by 500,000 shares, such increase subject to approval by the Company’s shareholders at its next annual meeting of shareholders. To date, no options have been granted under the 2020 Option Plan. However, the Company has issued 15,000 shares of restricted stock to three consultants based in Germany, and 300,000 shares of restricted stock to Mr. Kohl. On January 4, 2024, the 15,000 shares of restricted stock issued to the three consultants were automatically forfeited by the consultants to the Company due to the consultants’ failure to achieve vesting milestones. The 2020 Option Plan became effective upon the approval of the plan by the shareholders at the Company’s October 8, 2020 annual meeting of shareholders.

Employees

As of July 12, 2024, the Company had a total of 142 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 55 were engaged in the administration of the Company (including marketing, purchasing, personal, bookkeeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and the balance, 87 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of approximately 72 employees as of July 12, 2024.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of July 12, 2024, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	974,067	(2)	22.1%
Tiko Aharonov	285,000	(3)	6.5%
Heiko Sonnekalb	30,000		*
Dirk Hermann	51,286		1.2%
Irene Wong Ping Yim	43,000	(4)	1.0%
Alan Chan	50,000		1.1%
Ringo Tsang	50,000		1.1%
All Directors and Officers as a Group (7 Persons)	1,483,353	(5)	33.7%

Greater than 5% shareholders
Peter J. Abrahamson	368,900	(6)	8.4%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes currently exercisable options to purchase 10,000 shares.
(3)	Includes currently exercisable options to purchase 50,000 shares.
(4)	Includes currently exercisable options to purchase 40,000 shares.
(5)	Includes currently exercisable options to purchase 100,000 shares.
(6)	Based on a Schedule 13G/A filed with the SEC by Peter J. Abrahamson on February 2, 2024

To the Company’s knowledge, none of the Company’s shareholders resides in the British Virgin Islands. As of July 12, 2024, the Company had 54 record holders, of whom 23 were residents of the United States. To the Company’s knowledge, foreign record holders own 902,214 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in street name. To the Company’s knowledge 1,646,797 of its Common Shares are owned by non-U.S. persons. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 37.4% of the Company’s outstanding shares are owned by non-U.S. shareholders. Roland Kohl was granted 300,000 shares of restricted stock on May 13, 2023, which increased the number of shares he beneficially owns from 674,067 shares to 974,067 shares. Other than the increase in Mr. Kohl’s holdings, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2024. However, as described elsewhere in this annual report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens, one of whom is currently a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar). These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Company in those interactions.

Item 8. Financial Information.

F. Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B. Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C. Dividend Policy.

The Company pays a cash dividend to the holders of its Common Shares at the discretion of the Board, subject to the Company’s profitability and cash position. The Company declared two dividend payments during the fiscal year ended March 31, 2024 (the Company’s Board declared a dividend of $0.10 per share dividend that was paid on July 12, 2023, and a $0.05 per share dividend that was paid on December 23, 2023).

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

Item 9. The Offer and Listing

F. Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On July 12, 2024, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $2.13 per share. As of July 12, 2024, there were 54 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of March 31, 2024 and July 12, 2024, there were 4,401,825 and 4,401,825 Common Shares outstanding respectively; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2024 and July 12, 2024, options to purchase 195,000 and 195,000 Common Shares were outstanding respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing deposits (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2024. Because the Company had cash and cash equivalents of $6,601,000 available as of March 31, 2024, and no interest-bearing indebtedness, the Company believes that its interest rate risk is acceptable.

Inflation in China has not materially affected our results of operations. Inflation on a year-over-year basis in China has been 0.9% in calendar year 2021, 2.0% in 2022 and 0.2% in 2023. Inflation in the PRC has modestly increased the Company’s cost of operations at its manufacturing facility in the PRC. Continued increase in inflation could have an adverse effect the Company’s costs and margins in the PRC. Inflation on a year-over-year basis in Myanmar has been 3.64% in calendar year 2021, 16.23% in 2022 and 14.18% in 2023. Although the inflation rate in Myanmar has increased the Company’s cost of labor in Myanmar, those increases have to date been offset by the continued weaking of the Kyat.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We intend to undertake the additional remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2024.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, the following three material weaknesses in our internal control over financial reporting were identified as of March 31, 2024: (i) We have not maintained sufficient internal controls over cash related controls at our Myanmar operations, which pertain to the maintenance of records in reasonable detail to accurately and fairy reflect and record cash transactions. Due to the rudimentary banking system in Myanmar and, more recently as a result of the military’s takeover of the government, substantially all business transactions at the Myanmar factory are effected in cash, and the factory workers are paid in cash; (ii) We do not have sufficient and skilled accounting personnel in the Company with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; (iii) We do not have appropriate and adequate policies and procedures in place in the Company to evaluate the proper accounting and disclosures of key transactions and documents.

The material weaknesses described above may result in a material misstatement of the Company’s consolidated financial statements that may not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was ineffective as of March 31, 2024, based on the above criteria.

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

Remediation Implemented During the Year Ended March 31, 2024

The Company’s internal controls over financial reporting were not effective as of March 31, 2024. Accordingly, during the year ended March 31, 2024 the Company undertook the following remedial actions to address the issues it identified in the prior fiscal year: (i) the Company now pays the salaries of its Myanmar employees through direct deposit to the workers’ bank accounts; (ii) internal controls have been implemented so that other expenses that must be paid in cash in Myanmar are subject to approval by senior personnel and immediately recorded in the financial records of the Company; (iii) all cash on hand in Myanmar not immediately required for expenses are securely stored on site by senior personnel; (iv) internal controls have been implemented so that all expenses in Myanmar and key transactions in Myanmar are reviewed by experienced accounting personnel in Hong Kong, including review of underlying transaction documents; and (v) all non-routine transactions are reviewed and approved by the Chief Financial Officer, and all salaries are reviewed and approved by both the Chief Financial Officer and Chief Executive Officer.

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

(b) The Company intends to continue to upgrade its Myanmar finance department staff through additional training and through more frequent in-person reviews from, and more comprehensive monitoring by our Hong Kong employees who are knowledgeable about U.S. GAAP

(c) The Company intends to hire additional staff and/or outside consultants experienced in U.S. GAAP financial reporting as well as in SEC reporting requirements if necessary.

(d) The Company has designed and plans to implement more robust financial reporting and management controls over its accounting and financial reporting functions among all its facilities.

Changes in Internal Control Over Financial Reporting

The Company initiated its remediation of material weaknesses identified above during the period covered by this annual report.

Item 16. [Reserved]

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

	2023	2024

Audit Fees (1) -ARK Pro CPA & Co	$205,000	$220,000
Other Fees (2) -Centurion ZD CPA & Co.	$24,500	-
Tax Fees (3)	-	-
Total	$229,500	$220,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Other fees represent fees for professional services provided in connection with the filing of F-3 Statement.
(3)	Tax Fees include fees for the preparation of tax returns.

As part of its policies and procedures, all audit related services, tax services and other services, if any, rendered by our independent registered public accounting firms were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy, including any amendments thereto, is filed as Exhibit 19.1 to this annual report on Form 20-F.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is centered on management of risks related to our network and enterprise resource planning system, including security measures and controls to identify, protect, detect, respond to, and recover from cybersecurity risks.

Our cybersecurity risk management program is integrated into our overall risk management process and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other risk areas.

Key aspects of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems and information;

●	our information technology department principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

●	cybersecurity and data privacy awareness for management and employees; and

●	a cybersecurity incident response plan and policy that includes procedures for responding to cybersecurity incidents and defines how security incidents are identified, classified, reported, remediated and mitigated.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information–D. Risk Factors—Risk of Cybersecurity Breaches Could Adversely Affect Our Business, Revenues and Competitive Position.”

Cybersecurity Governance

Our Board considers cybersecurity risk as a critical part of its risk oversight function and is responsible for the oversight of cybersecurity and other information technology risks. The Board oversees management’s implementation of our cybersecurity risk management program.

The Board receives periodic updates of our cybersecurity risks and controls from our Chief Operating Officer (COO). In addition, the COO updates the Board, as necessary, regarding cybersecurity incidents they consider significant. The Board also monitors the cyber risk management program.

On the management team, our COO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and the COO is assisted in this regard by our information technology team.

Our COO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with information technology team members and external consultants, and information and alerts obtained from governmental, public or private sources.

PART III

Item 17. Financial statements.

The Company has elected to provide financial statements pursuant to Item 18.

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).
1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant’s Form 6-K filed on December 4, 2019).
2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).
2.2	Description of Securities (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2022).
4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2010).
4.2	2020 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s proxy statement included in the Form 6-K filed on August 31, 2020).
4.6	Restricted Share Agreement, dated May 13, 2023, between the Company and Roland Kohl (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).
4.7	Property Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2023 (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).#
4.8	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 23rd of December 2022 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).#
8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*
11.1	Code of Ethics (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2005).
12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
19.1	Insider Trading Policy.*
97	Clawback Policy.*
101	Financial information from registrant for the year ended March 31, 2024 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of March 31, 2022, 2023 and 2024; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2022, 2023 and 2024; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2022, 2023 and 2024; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2022, 2023 and 2024; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith
#	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

	By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer and Secretary

Date: July 16, 2024

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For the years ended March 31, 2022, 2023 and 2024
Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended March 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Assessment of impairment of long-lived assets

As discussed in Note 2(k) to the consolidated financial statements, the Group reviews its long-lived assets, including property, plant and equipment and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets and ROU assets to the sum of the estimated undiscounted future cash flows expected to be generated from the use of the assets and the eventual disposition. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the assets being evaluated. Impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value.

As of March 31, 2024, the Group had accumulated deficit and net loss for years. The Group considered these as indicators that certain long-lived assets may be impaired as of March 31, 2024.

Based upon the analysis performed, the Group recognized impairment losses of $0.33 million and $0.53 million for property, plant and equipment and operating lease right-of-use assets, respectively, for the year ended March 31, 2024.

We identified the evaluation of the impairment analysis for long-lived assets as a critical audit matter because of the significant estimates and assumptions management used in the projections of future cash flows, including the expected production and sales volumes, production costs, operating expenses and discount rates applied to these forecasted future cash flows. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) evaluating the appropriateness of the valuation model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists engaged by the Company; (ii) comparing the methodology used by the Company, that is, recoverable amount calculations based on future discounted cash flows, to industry practice and testing the completeness and accuracy of the underlying data used in the projections; (iii) assessing the reasonableness of the significant assumptions used in the calculations, which comprised of, amongst others, expected production and sales volumes, production costs, operating expenses and discount rates, by comparing them to external industry outlook reports from a number of sources and by analyzing the historical accuracy of management’s estimates; and (iv) involving our valuation specialists to assist us with assessing the appropriateness of the valuation methodologies and the reasonableness of assumptions used, including the discount rates.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Group’s auditor since 2023.

Hong Kong, China

July 16, 2024

PCAOB ID: 3299

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, changes in equity and cash flows of Highway Holdings Limited and its subsidiaries (the “Group”) for the year ended March 31, 2022, and the related notes (collectively referred to as the “2022 consolidated financial statements”). In our opinion, the 2022 consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The 2022 consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s 2022 consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the 2022 consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2022 consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2022 consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the 2022 consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the 2022 consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the 2022 consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment of long-lived assets

As discussed in Note 2(k) to the 2022 consolidated financial statements, the Group reviews its long-lived assets, including property, plant and equipment with finite lives, intangible assets subject to amortization and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. As of March 31, 2022, the Group had incurred an accumulated deficit. Besides, the Group has negative operating cash flows for the year ended March 31, 2022. The Group considered these as indicators that certain long-lived assets may be impaired as of March 31, 2022. Due to challenging industry and economic conditions, the Group tested its long-lived assets during the year ended March 31, 2022. The Group’s evaluation of long-lived assets is primarily using estimated future undiscounted cash flows over its remaining lease term to its carrying value. In order to assess there is any impairment of operating lease right-of-use assets, the Group tested whether the asset can be recovered in a few aspects, including the expected production and sales volumes, production costs, operating expenses, current and future plan of utilization of the lease space.

We identified the evaluation of the impairment analysis for long-lived assets as a critical audit matter because of the significant estimates and assumptions management used. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the 2022 consolidated financial statements. These procedures included the following, among others: (i) obtained an understanding and evaluated the reasonableness of management’s process for developing the undiscounted cash flow of long-lived assets and (ii) observed the current utilization of lease space and gained understanding of the management’s intention and ability of continuity of the lease.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Group’s auditor from 2020 to 2023.

Hong Kong, China

June 30, 2022

PCAOB ID: 2769

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2022	2023	2024
	$	$	$
Revenue from contracts with customers	12,365	10,242	6,321
Cost of sales	(8,595)	(7,101)	(4,613)

Gross profit	3,770	3,141	1,708
Selling, general and administrative expenses	(3,203)	(3,618)	(2,477)
Impairment of property, plant and equipment	-	-	(335)
Impairment of operating lease right of use assets	-	-	(527)
Operating income (loss)	567	(477)	(1,631)

Non-operating income:
Exchange (loss) gain, net	(24)	32	198
Interest income	11	87	248
Other income	-	38	30
Gain on disposal of property, plant and equipment	14	7	16
Total non-operating income	1	164	492
Income (loss) before income taxes	568	(313)	(1,139)
Income taxes (note 3)	(101)	20	161
Net income (loss)	467	(293)	(978)
Net (profit) loss attributable to non-controlling interests	(24)	(1)	19
Net income (loss) attributable to Highway Holdings Limited’s shareholders	443	(294)	(959)
Net income (loss) per share:
- basic	0.11	(0.07)	(0.22)
- diluted	0.11	(0.07)	(0.22)
Weighted average number of shares outstanding:
- basic	4,033,346	4,070,524	4,373,236
- diluted	4,187,731	4,070,524	4,373,236

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended March 31,
	2022	2023	2024
	$	$	$
Net income (loss)	467	(293)	(978)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(392)	(130)	(57)
Comprehensive income (loss)	75	(423)	(1,035)
Comprehensive loss (income) attributable to non-controlling interest	17	(12)	19
Comprehensive income (loss) attributable to Highway Holdings Limited’s shareholders	92	(435)	(1,016)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2023	2024
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	6,952	6,601
Accounts receivable, net (note 5)	1,886	1,253
Inventories, net (note 6)	1,413	1,566
Prepaid expenses and other current assets, net (note 7)	406	226
Income tax recoverable	3	-
Total current assets	10,660	9,646
Goodwill, net	-	-
Property, plant and equipment, net (note 8)	401	-
Operating lease right-of-use assets (note 11)	2,514	1,375
Long-term deposits	213	202
Long-term loan receivable (note 13)	95	95
Investments in equity method investees (note 9)	-	-
TOTAL ASSETS	13,883	11,318

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	928	935
Operating lease liabilities, current (note 11)	573	588
Accrued expenses and other current liabilities (note 10)	1,991	1,789
Income tax payable	568	480
Dividend payable	1	45
Total current liabilities	4,061	3,837
Operating lease liabilities, non-current (note 11)	1,482	803
Deferred income taxes (note 3)	107	-
Long term accrued expenses (note 10)	17	40
Total liabilities	5,667	4,680
Commitments and contingencies (note 14)

Shareholders’ equity:
Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2023 and 2024)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 4,086,825 shares as of March 31, 2023 and 4,401,825 shares as of March 31, 2024 issued and outstanding)	41	44
Additional paid-in capital	12,003	12,117
Accumulated deficit	(3,396)	(5,015)
Accumulated other comprehensive loss	(444)	(501)
Total Highway Holdings shareholder’s equity	8,204	6,645
Non-controlling interests	12	(7)
Total Equity	8,216	6,638
TOTAL LIABILITIES AND EQUITY	13,883	11,318

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
	Common shares, issued and outstanding		Additional paid-in	Retained profits (Accumulated	Accumulated other comprehensive	Total Highway Holdings Limited’s Shareholders’	Non- controlling	Total
	Shares	Amount	capital	deficit)	income (loss)	equity	interests	equity
	Number (in thousands)	$	$	$	$	$	$	$
As of March 31, 2021	4,027	40	11,709	(2,041)	48	9,756	17	9,773
Exercise of share options	10	-	20	-	-	20	-	20
Share-based compensation	-	-	87	-	-	87	-	87
Net income	-	-	-	443	-	443	24	467
Cash dividends ($0.17 per share)	-	-	-	(686)	-	(686)	-	(686)
Translation adjustments	-	-	-	-	(351)	(351)	(41)	(392)

As of March 31, 2022	4,037	40	11,816	(2,284)	(303)	9,269	-	9,269
Exercise of share options	50	1	98	-	-	99	-	99
Share-based compensation	-	-	89	-	-	89	-	89
Net (loss) income	-	-	-	(294)	-	(294)	1	(293)
Disposal of a subsidiary	-	-	-	-	-	-	(0)	(0)
Cash dividends ($0.20 per share)	-	-	-	(818)	-	(818)	-	(818)
Translation adjustments	-	-	-	-	(141)	(141)	11	(130)

As of March 31, 2023	4,087	41	12,003	(3,396)	(444)	8,204	12	8,216
Exercise of share options	30	0	59	-	-	59	-	59
Share-based compensation	300	3	55	-	-	58	-	58
Net loss	-	-	-	(959)	-	(959)	(19)	(978)
Cash dividends ($0.15 per share)	-	-	-	(660)	-	(660)	-	(660)
Translation adjustments	-	-	-	-	(57)	(57)	-	(57)

As of March 31, 2024	4,417	44	12,117	(5,015)	(501)	6,645	(7)	6,638

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2022	2023	2024
	$	$	$
Cash flows from operating activities:
Net income (loss)	467	(293)	(978)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	162	209	159
Amortization of operating lease right-of-use assets	935	932	599
Expected credit loss provision	52	504	(513)
Write-down of inventories	89	67	86
Impairment of property, plant and equipment	-	-	335
Impairment of operating lease right of use assets	-	-	527
Gain on disposal of property, plant and equipment	(14)	(7)	(16)
Share-based compensation expenses	87	89	58
Changes in operating assets and liabilities:
Accounts receivable	(1,346)	(145)	1,133
Deferred tax	(435)	(12)	(107)
Inventories	(167)	794	(272)
Prepaid expenses and other current assets	(276)	93	46
Accounts payable	153	148	36
Accrued expenses and other current liabilities	190	(461)	(118)
Operating lease liabilities	(871)	(888)	(527)
Income tax payable	541	(11)	(59)
Income tax recoverable	(7)	4	3
Long-term accrued expenses	-	17	23
Long-term deposits	276	(231)	-
Net cash (used in) provided by operating activities	(164)	809	415
Cash flows from investing activities:
(Placement)/Withdrawal of time deposits	(1,075)	1,075	-
Disposal of a subsidiary	-	0	-
Purchase of property, plant and equipment	(134)	(92)	(118)
Proceeds from disposal of property, plant and equipment	14	8	16
Net cash (used in) provided by investing activities	(1,195)	991	(102)
Cash flows from financing activities:
Shares issued	0	1	0
Share options exercised	20	98	59
Cash dividends paid	(569)	(1,019)	(616)
Net cash used in financing activities	(549)	(920)	(557)

Net (decrease) increase in cash and cash equivalents	(1,908)	880	(244)
Cash and cash equivalents at the beginning of year	7,757	6,010	6,952
Effect of exchange rate changes on cash and cash equivalents	161	62	(107)
Cash and cash equivalents at the end of year	6,010	6,952	6,601
Supplemental disclosure of cash flow information:
Income taxes	2	(1)	3

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

(b) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, valuation of goodwill, provision for credit losses of accounts receivable, loan receivable valuation assessment, inventories impairment assessment, long-lived assets and right-of-use (“ROU”) assets impairment assessment, valuation of stock-based compensation, valuation allowance for deferred tax assets, valuation of retirement and other post-retirement benefits and valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

The trade controversies between China and the United States and the political unrest in Myanmar have created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns and adversely impact the Group’s results of operations.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Use of estimates - continued - As a result, during the year ended March 31, 2024, the Group faced uncertainties around its estimates of revenue recognition, revenue collectability, accounts receivable credit losses, impairment of inventories, impairment of long-lived assets and ROU assets, valuation allowance for deferred tax assets, valuation of retirement and other post-retirement benefits and valuation of stock-based compensation. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the trade controversies between China and the United States and the political unrest in Myanmar. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

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

(d) Cash and cash equivalents - Cash and cash equivalents consist of cash on hand and bank deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

Cash equivalents are placed with financial institutions with credit ratings and quality where the Group considers acceptable.

(e) Time deposits - Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

(f) Accounts receivable - From April 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

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

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets (note 7) and loan receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2024, the expected credit loss provision recorded in accounts receivable was $43 (2023: $554).

The Group accounts for balance sheet offsetting in accordance with ASC 210, Balance Sheet. When all the following conditions are met and when the Group and the counterparty both consent, accounts receivable balances and account payable balances set off each other and the Group presents the asset and liability as a net amount on the balance sheet: Each of the two parties owes the other determinable amounts, the Group has the right to set off the amount owed with the amount owed by the other party, the Group intends to set off and the right of set off is enforceable at law.

(g) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables (see (f) above). The loan receivables expected to be settled more than one year as of balance sheet date are classified into other long-term assets on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2022, 2023 and 2024.

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

(k) Impairment or disposal of long-lived assets and ROU assets (other than goodwill) - The Group reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets and ROU assets to the sum of the estimated undiscounted future cash flows expected to be generated from the use of the assets and the eventual disposition. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the assets being evaluated. Impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value.

At each year end as of March 31 2022, 2023 and 2024, the Group has reviewed the long-lived assets and ROU assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses, and (3) negative impact on business operations as a result of trade controversies between China and the United States and new global human and environmental rights regulations pending or enacted.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Impairment or disposal of long-lived assets and ROU assets (other than goodwill) - continued - For the years ended March 31, 2022 and 2023, as a result of the comparisons, management has identified the sum of estimated undiscounted future cashflows of long-lived assets and ROU assets are higher than their carrying values. The Group did not recognize any impairment of long-lived assets and ROU assets during the years ended March 31, 2022 and 2023.

For the year ended March 31, 2024, as a result of the comparison, management has identified the sum of estimated undiscounted future cashflow of long-lived assets and ROU assets are lower than their carrying values. Accordingly, an impairment loss of $335 for long-lived assets and an impairment loss of $527 for ROU assets are recognized, which are the amounts by which the carrying values of the assets exceed their fair value.

(l) Concentration of credit risk - Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, other receivables and prepayments. The Group places its cash and cash equivalents with financial institutions with credit ratings and quality where the Group considers acceptable.

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

The Group’s revenue from contracts with customers is derived from the sales of metal stamping, mechanical OEM and electric OEM products, from the sub-contracting income from the provision of electronic products assembly service, and from the provision of machinery maintenance services.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition – continued

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

Sub-contracting income recognition – point of time

The Group’s performance obligation is to provide sub-contracting services on electronic products assembly to one customer. When the Group satisfies a performance obligation, it will recognize as revenue the sub-contracting income it earns from the provision of electronic products assembly service. The Group’s revenue from sub-contracting income was nil, nil and $818 for the years ended March 31, 2022, 2023 and 2024 respectively.

Service revenue recognition – over time

The Group also provides machinery maintenance services to customers, where revenue is recognized over time. The Group recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income during the years ended March 31, 2022, 2023 and 2024.

Breakdown of revenue recognition by product line is as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Sale of products	12,351	10,201	5,503
Sub-contracting income	-	-	818
Maintenance service income	14	41	-
	12,365	10,242	6,321

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition – continued

Breakdown of revenue recognition at a point of time / overtime is as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Revenue recognized at a point of time	12,351	10,201	6,321
Revenue recognized over time	14	41	-
	12,365	10,242	6,321

Return Rights

The Group does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. The Group did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2022, 2023 and 2024 amounted to $133, $106 and $85 respectively.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition - continued

Contract balances

The Group did not recognize any contract asset as of March 31, 2023 and March 31, 2024. The timing between the recognition of revenue and receipt of payment is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2023 and March 31, 2024, the balances of the contract liabilities are nil and $10 including deposits received from a customer. All contract liabilities as of March 31, 2024 are expected to be recognized as revenue during the year ending March 31, 2025.

Movement of contract liabilities are as follows:

	Year ended March 31,
	2023	2024
	$	$
At the beginning of the year	79	-
Deposits received	-	10
Recognized as revenue	(78)	-
Exchange	(1)	-
At the end of the year	-	10

(n) Retirement and other post-retirement benefits – Contributions to retirement schemes (which are defined benefit and defined contribution plans, see note 20) are charged to the consolidated statement of operations as and when the related employee service is provided.

Accounting rules covering defined benefit pension plans and other post-retirement benefits require that amounts recognized in financial statements be determined on an actuarial basis. Management develops the actuarial assumptions used by its international defined benefit pension plan obligations based upon the circumstances of each particular plan. The determination of the defined benefit pension plan obligations requires the use of estimates.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Retirement and other post-retirement benefits - continued

During the year ended March 31, 2024, the Group initially recognizes defined benefit obligation to be made by the Group to its Hong Kong employees upon the termination of services under post-retirement benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. The discount rate is an estimate of the interest rate at which the retirement benefits could be effectively settled. In estimating the discount rate, the Group looks to rates of return on Hong Kong Government Bonds currently available and expected to be available during the period to maturity of the retirement benefits. The net defined benefit liabilities recognized in the balance sheet represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Group carried out comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period is recognized as cost of defined benefit plan during the period.

As of March 31, 2024, $23 was recognized as defined benefit obligation in the consolidated balance sheets as “Long term accrued expense”. Upon initiation of the plan during March 31, 2024, the amount is fully recognized as prior service cost in the consolidated statement of operations under “selling, general and administrative expenses”.

The Group also operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group. Contributions are made by the Group to the MPF at a rate of 5% based on each employee’s relevant compensation, subject to a cap of HK$1,500 (equivalent to $0.19) per month.

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

Exchange rates used to translate amounts in Chinese Renminbi and Myanmar Kyat into the U.S. dollars, the reporting currency are as follows:

	Year ended March 31,
	2022	2023	2024
Items in the consolidated statement of operations:
Chinese Renminbi	6.44	6.83	7.15
Myanmar Kyat	1,729	1,995	2,103

	As of March 31,
	2023	2024
Balance sheet items, except for equity accounts
Chinese Renminbi	6.86	7.27
Myanmar Kyat	2,103	2,103

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Foreign currency translations and transactions – continued - Chinese Renminbi and Myanmar Kyat are not fully convertible currencies. Any restrictions on currency exchange may limit the Group’s ability to convert Chinese Renminbi and Myanmar Kyat into U.S. dollars or Hong Kong dollars or vice versa.

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

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

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

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Valuation Model, and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; (b) for share options or restricted shares granted with only service conditions, using the straight-line method, over the vesting period; and (c) for restricted shares granted with performance conditions, over the vesting period only for the portion that is reasonably probable to vest based on the annual assessment at each reporting date.

Further, ASC Topic 718 requires the Group to estimate forfeitures in calculating the expense related to stock-based compensation. Compensation expenses recognized relating to post-vesting cancellation or termination will not be reversed.

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

As disclosed in note 2(k), the Group reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized an impairment loss of $527 on ROU assets as of March 31, 2024 (2023: nil).

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2023 and March 31, 2024.

(w) Dividends – Dividends are recognized when declared.

Dividends paid on equity-classified awards are often subject to the same vesting conditions as the underlying awards. Dividends are forfeited if the award is forfeited. When the dividend is declared, the Group accounts for forfeitures when they occur and recognize a debit to retained earnings and a credit to dividend payable for all awards. If an award is ultimately forfeited, that entry is reversed with a debit to dividends payable and a credit to retained earnings. The reversal entry would be made in the period in which the forfeitures occur.

Dividends recognized for unvested restricted shares for the years ended March 31, 2022, 2023 and 2024 were nil, nil and $44, respectively.

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

Government grants and subsidies received by the Group for the years ended March 31, 2022, 2023 and 2024 were nil, $309 and $0 respectively.

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

(z) Accounting standards issued but not adopted as of March 31, 2024 - In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The standard will be effective for the Group beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The adoption of ASU 2021-08 is not expected to have any impact on the Group’s consolidated financial statement presentation or disclosures.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z) Accounting standards issued but not adopted as of March 31, 2024 – continued - In March 2023, the FASB issued ASU No. 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, that is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. The adoption of ASU 2023-02 is not expected to have any impact on the Group’s consolidated financial statement presentation or disclosures.

In October 2023, the FASB issued Accounting Standards Update No. 2023-06 to clarify or improve disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the FASB accounting standard codification with the SEC’s regulations. The Group does not anticipate that the adoption of this guidance will have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard shall be applied retrospectively to all prior periods presented in the financial statements. The standard is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2022, 2023 and 2024.

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

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2022, 2023 and 2024. However, Kayser Myanmar enjoyed a tax exemption for the period from the date of incorporation through the end of December 31, 2017 and was subject to an income tax rate of 25% from January 1, 2018 to September 30, 2021. Starting from October 1, 2021 onwards, income tax rate was reduced to 22%.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The components of income (loss) before income taxes are as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Hong Kong	100	(1,065)	(346)
China	354	774	39
Myanmar	114	(22)	(832)
	568	(313)	(1,139)

Income tax expense (credit) consists of the following:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Current tax:
Hong Kong
Current tax	-	-	-
(Over)/under provision in prior year	(5)	(12)	(59)

China
Current tax	-	1	-
(Over)/under provision in prior year	-	-	-

Myanmar
Current tax	-	-	-
Under provision in prior year	-	3	5

Deferred tax	106	(12)	(107)

Total	101	(20)	(161)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

A reconciliation between income taxes computed by applying the Hong Kong profits tax rate to profit/loss before income taxes, the income taxes are as follows:

	Year ended March 31,
	2022	2023	2024
	%	%	%
Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income	30.8	15.9	(7.9)
Changes in valuation allowances	(1.9)	22.6	10.4
Overprovision of profits tax in prior year	(0.9)	2.9	4.7
Effect of different tax rate of subsidiaries operating in other jurisdictions	6.3	(18.8)	(0.4)
Tax effect of tax losses not recognized	(4.4)	(55.7)	(12.3)
Tax effect of changes in tax rate	(3.7)	-	-
Utilization of tax losses previously not recognized	(3.7)	-	-
Others	(21.2)	23.0	3.1
Effective tax rate	17.8	6.4	14.1

Deferred income tax liabilities (assets) are as follows:

	As of March 31,
	2023	2024
	$	$
Deferred tax liabilities:
Property, plant and equipment	5	-
Operating lease right-of-use assets	562	163
Total deferred tax liabilities	567	163

Deferred tax assets:
Property, plant and equipment	-	(64)
Lease liabilities	(460)	(171)
Tax loss carry forwards	(469)	(720)
Valuation allowance	469	792
Total deferred tax assets	(460)	(163)
Net deferred tax (assets) / liabilities	107	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$

At the beginning of the year	593	494	469
Current year (reduction) addition	(99)	(25)	323
At the end of the year	494	469	792

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2023 and 2024, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2023 and 2024, tax losses amounting to approximately $3,604 and $4,270, respectively. As of March 31, 2023 and 2024, the other tax losses carried forward of $3,604 and $4,093, respectively may be carried forward indefinitely.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2023 and 2024, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2017 to 2024 remain subject to examination by the Hong Kong tax authority. For PRC, fiscal years 2014 to 2024 remain subject to examination by the PRC tax authority. For Myanmar, fiscal years 2021 to 2024 remain subject to examination by Myanmar tax authority.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2023	2024
	$	$
Cash on hand	48	6
Bank deposits	6,904	6,595
	6,952	6,601

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2023	2024
	$	$
Accounts receivable	2,440	1,296
Less: allowance for expected credit losses	(554)	(43)
Total accounts receivable, net	1,886	1,253

Details of the movements of the expected credit loss provision are as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$
At beginning of year	-	51	554
Provision (reversal) for the year	51	503	(511)
At end of year	51	554	43

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET - continued

As of March 31, 2024, no expected credit loss provision was related to an off-balance sheet exposure of a customer (2023: $28).

6.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2023	2024
	$	$
Raw materials	1,043	1,067
Work in progress	149	197
Finished goods	221	302
	1,413	1,566

Slow moving inventories amounting to $89, $67 and $86 were written off during the years ended March 31, 2022, 2023 and 2024, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2023	2024
	$	$
Prepaid expenses	141	116
Payment in advance	164	47
Deposits	54	3
Other	49	60
Less: allowance for expected credit losses	(2)	-
Total prepaid expenses and other current assets, net	406	226

Details of the movements of the expected credit loss provision are as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$
At beginning of year	-	1	2
Provision (reversal) for the year	1	1	(2)
At end of year	1	2	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2023	2024
	$	$
At cost:
Machinery and equipment	11,149	11,036
Furniture and fixtures	79	79
Leasehold improvements	822	816
Motor vehicles	163	151

Total	12,213	12,082
Less: Accumulated depreciation and impairment	(11,812)	(11,747)
Less: Impairment loss	-	(335)

Property, plant and equipment, net	401	-

Depreciation expense incurred for the years ended March 31, 2022, 2023 and 2024 were $162, $209 and $159, respectively.

No impairment of property, plant and equipment was recognized during the years ended March 31, 2022 and 2023. For the year ended March 31, 2024, as the estimated undiscounted future cashflows are less than the carrying value of property, plant and equipment, an impairment loss of $335 is recognized. Income approach is used to measure the fair value of assets and liabilities. Impairment loss is recognized as the adverse changes in the business climate negatively impact the Group’s business operations.

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2023 and 2024 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2023	2024
	$	$
The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)
Investments in equity investees reported in the consolidated balance sheets	-	-

As of March 31, 2023 and 2024, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2023 and 2024.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	Accrued expenses, other current liabilities AND LONG TERM ACCRUED EXPENSES

Accrued expenses, other current liabilities and long term accrued expenses consisted of the following:

	As of March 31,
	2023	2024
	$	$
Accrued payroll	90	198
Accrued housing allowance	210	155
Accrued other social benefits	1,193	979
Defined benefit obligation	-	23
Deposits received from customers	-	10
Accrued audit fee	205	220
Others	310	244
	2,008	1,829
Less: Long term accrued expenses	17	40
Current portion	1,991	1,789

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2024. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate.

According to note 2(n) and note 20, defined benefit obligation represented the amounts entitled by Hong Kong employees that have been employed continuously for at least five years in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. For the eligible employees to be retired, resigned or dismissed before May 1, 2025, defined benefit obligations are calculated based on two-thirds of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of HK$390,000 (equivalent to $50). For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, defined benefit obligations are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-thirds of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-thirds of the salary of the last month (or average monthly salary over the last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of HK$390,000 (equivalent to $50).

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

On March 29, 2019, the Group entered into a lease agreement for factory space located in Yangon, Myanmar that expire in March 2069. The lease for the factory space has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $4.8 per month as of March 31, 2024).

During the year ended March 31, 2019, Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments.

On January 2024, Kayser Myanmar has further advanced $123 (equivalent to MMK 259 million) as prepaid rent under the lease, approximately 2 years of rental payments, the Group subsequently measured the lease liability, with an adjustment to the corresponding ROU asset. Accordingly, lease liabilities were decreased by $53 and ROU asset was increased by $70.

For the year ended March 31, 2024, as the estimated undiscounted future cashflows are less than the carrying value of ROU assets, an impairment loss of $527 is recognized. Income approach is used to measure the fair value of assets and liabilities. Impairment loss is recognized as the adverse changes in the business climate negatively impact the Group’s business operations.

	2022		2023		2024
	$		$		$
Operating lease cost	871	*	888	*	696	*

Weighted Average Remaining Lease Term - Operating leases	11.22 years		8.15 years		8.77 years
Weighted Average Discount Rate - Operating leases	8.59	%^	7.56	%^	8.06	%^

*	Included unconditional government subsidy $nil, $247 and $nil for factory space and dormitories located in Shenzhen in 2022, 2023 and 2024 respectively.

^	The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	LEASES - continued

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2024

Operating leases
$
Year ending March 31,
2025	631
2026	597
2027	-
2028	-
2029	-
Thereafter	2,041
Total undiscounted cash flows	3,269
Less: imputed interest	(1,878)
Present value of lease liabilities	1,391

12.	GOVERNMENT GRANTS AND SUBSIDIES

Government subsidies received during the years ended March 31 2022, 2023 and 2024 are as follows. These subsidies are mainly related to the relief for COVID-19 pandemic provided by governments, and are accounted for in the consolidated statements of operations by offsetting the specific expenses or including in other income when received.

	Year ended March 31,
	2022	2023	2024
	$	$	$
Rental payment for factory space and dormitories located in Shenzhen (offset against cost of sales)	-	247	-
Salaries of Hong Kong employees (offset against selling, general and administrative expenses)	-	62	-
Employment subsidy (included in other income)	-	-	0
Total	-	309	0

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	GOVERNMENT GRANTS AND SUBSIDIES - continued

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

Employment subsidy in Shenzhen was granted by the People’s Government of Shenzhen Municipality. During the year ended March 31, 2024, RMB 1,000 (equivalent to $0) was received for employing new staff in Shenzhen.

No government grants or subsidies was received during the year ended March 31, 2022.

13.	LONG-TERM LOAN RECEIVABLE

Long-term loan receivable represents loans to the managing director of a subsidiary with a fixed interest rate of 8% per annum and loan periods of 36 months, repayable by March 30, 2026 to March 30, 2027. The loan receivables principal and interest are expected to be repaid on the loan maturity date. Interest income of $8 was receivable for each of the years ended March 31, 2022, 2023 and 2024.

14.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2023 and 2024, the Group did not have commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment.

15.	OFF-BALANCE SHEET EXPOSURE

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	OFF-BALANCE SHEET EXPOSURE - continued

Subsequently during the year ended March 31, 2024, the off-balance sheet credit facility was terminated with mutual consent and the credit term was changed to 30 days after invoice date. As of March 31, 2024, the Group did not have any off-balance sheet exposure to this customer (2023: $263). As of March 31, 2023, the customer has utilized $737 of the credit facility and the amount was reflected in accounts receivable. The allowance for expected credit losses for the unutilized credit facility was nil as of March 31, 2024 (2023: $28).

16.	DIVIDENDS

The Company declared two dividend payments during the fiscal year ended March 31, 2024: a dividend of $0.1 per share that was paid on July 12, 2023 and a dividend of $0.05 per share that was paid on December 23, 2023.

On April 2, 2024, the Company declared a dividend of $0.05 per share that was paid on May 3, 2024.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

The Group’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivables.

The Group’s cash and cash equivalents are high-quality deposits placed with authorized banking institutions. This investment policy limits the Group’s exposure to concentrations of credit risk.

Accounts receivable from the four customers with the largest receivable balances or customers that individually comprised 10% or more of receivable balance as of March 31, 2023 and 2024 are as follows:

	Percentage of accounts receivable
	2023	2024
	%	%
Customer A (note d)	30.2	28.4
Customer B (note e)	31.7	22.1
Customer C (note f)	14.5	21.8
Customer D	14.1	10.7
Four largest receivable balances	90.5	83.0

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2022, 2023 and 2024 are as follows:

	Year ended March 31,
	2022	2023	2024
	%	%	%
Customer C (note b, note f)	26.5	33.0	34.4
Customer B (note a, note e)	33.4	35.3	24.0
Customer A (note c, note d)	***	***	12.9
Customer D (note a)	16.7	16.5	11.2
Customer E (note a)	***	11.9	10.7
	76.6	96.7	93.2

Notes:

(a)	Sales to this customer were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer was reported in the Metal Stamping operating segment.
(c)	Sub-contracting income received was reported in Electric OEM operating segment.
(d)	Customer A is the same entity as Supplier E below.
(e)	Customer B is the same entity as Supplier D below.
(f)	Customer C is the same entity as Supplier A below.
***	Represented not reaching 10% threshold in the respective years.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS - continued

Accounts payable to suppliers that individually comprised 10% or more of accounts payable balance as of March 31, 2023 and 2024 are as follows:

	Percentage of accounts payable
	2023	2024
	%	%
Supplier D (note g)	***	24.2
Supplier E (note h)	***	11.5
Supplier F	***	11.0
Supplier A (note i)	***	10.9
Supplier B	20.9	***
	20.9	57.6

Suppliers accounting for 10% or more of net purchases for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Year ended March 31,
	2022	2023	2024
	%	%	%
Supplier A (note i)	10.0	***	10.7
Supplier C	11.3	11.3	***
Supplier B	***	10.3	***
	21.3	21.6	10.7

Note:

(g)	Supplier D is the same entity as Customer B above.
(h)	Supplier E is the same entity as Customer A above.
(i)	Supplier A is the same entity as Customer C above.
***	Represented not reaching 10% threshold in the respective years.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	FOREIGN CURRENCY EXCHANGE RISK

The Group receives revenue primarily in U.S. dollars. Payments are made in U.S. dollars, Hong Kong dollars, Chinese Renminbi, Euro and Myanmar Kyat. Currency exchange rate fluctuations affect the Group’s operating costs, and also affect the price the Group receives for the products that it sells. Most of the Group’s net sales are to Europe and to the U.S. In order to mitigate the currency exchange rate risks related to changes in the value of the U.S. dollar, the Group has requested its European customers to pay in U.S. dollars, and in fiscal 2024, substantially all of the Group’s European customers did so. In addition, the Group has entered into agreements with certain of its larger European customers that permit the Group’s prices to be adjusted every three months to account for currency fluctuations.

The Group does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future.

19.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for years indicated:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Net income (loss) attributable to Highway Holdings
Limited’s shareholders, basic and diluted	443	(294)	(959)

Shares:
Weighted average common shares used in computing basic net income (loss) per share	4,033,346	4,070,524	4,373,236

Dilutive stock option	154,385	-	-

Weighted average common shares used in computing diluted net income (loss) per share	4,187,731	4,070,524	4,373,236

Net income (loss) per share, basic	0.11	(0.07)	(0.22)

Net income (loss) per share, diluted	0.11	(0.07)	(0.22)

For the years ended March 31, 2023 and 2024 stock options to purchase 225,000 shares and 195,000 shares of the Company’s stock were excluded respectively from the EPS calculation, as their effects were anti-dilutive.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

20.	STAFF RETIREMENT PLANS

As disclosed in note 2(n), the Group initially recognizes defined benefit obligation to be made by the Group to its Hong Kong employees upon the termination of services under post-retirement benefits during the year ended March 31, 2024. An employee employed under a continuous contract for not less than five years is eligible for post-retirement payments if the employee retires, resigns or is dismissed under qualifying conditions.

As of March 31, 2024, $23 was recognized as defined benefit obligation. Upon initiation of the plan during March 31, 2024, the amount is fully recognized as prior service cost.

The Group also operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group.

The MPF is available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on each employee’s relevant compensation, subject to a cap of HK$1,500 (equivalent to $0.19) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $48, $52 and $44 for the years ended March 31, 2022, 2023 and 2024, respectively.

The Group’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $102, $90 and $86 for the years ended March 31, 2022, 2023 and 2024, respectively.

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.004) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $4, $4 and $3 for the years ended March 31, 2022, 2023 and 2024, respectively.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong, China and Myanmar amounted to $154, $146 and $156 for the years ended March 31, 2022, 2023 and 2024, respectively.

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

No options were granted for the years ended March 31, 2022, 2023 and 2024.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

A summary of stock option activity during the years ended March 31, 2022, 2023 and 2024 is as follows:

			Weighted
		Weighted	average
	Number of	average	remaining
	stock	exercise	contractual
	options	price	life (years)
		$

Outstanding as of April 1, 2021	365,000	1.97	3.36

Exercised	(10,000)	-	-
Cancelled	(5,000)	-	-

Outstanding as of March 31, 2022	350,000	1.97	2.36

Exercised	(50,000)	-	-
Cancelled	(75,000)	-	-

Outstanding as of March 31, 2023	225,000	1.97	1.36

Exercised	(30,000)	-	-
Cancelled	-	-	-

Outstanding as of March 31, 2024	195,000	1.97	0.36

Exercisable as of March 31, 2023	225,000	1.97	1.36

Exercisable as of March 31, 2024	195,000	1.97	0.36

The aggregate intrinsic values of the stock options outstanding as of March 31, 2023 and 2024 were $16 and $25, respectively. The intrinsic values of the stock options at March 31, 2023 and 2024 are the amount by which the market value of the Company’s common stock of $2.04 and $2.10 as of March 31, 2023 and March 28, 2024, respectively, exceeds the exercise price of the option.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

On January 4, 2021, the Board of Directors granted awards for a total of 15,000 restricted shares at share price $4.12 to three consultants (5,000 restricted shares to each consultant) based in Germany under the 2020 Option Plan. The number of restricted shares to be vested was based on the aggregate amount of qualified revenues brought by the consultants to the Group during the 3-year vesting period from January 4, 2021 to January 4, 2024. Subsequently, the three consultants cannot meet the qualified revenues criteria during the 3-year vesting period ended on January 4, 2024. Expenses amounted to $45 was reversed fully during the year ended March 31, 2024. Previously, $5, $20 and $20 were recognized as expenses during the years ended March 31, 2021, 2022 and 2023 respectively.

No restricted shares were granted for the years ended March 31, 2022 and 2023.

On May 13, 2023, Mr. Roland Kohl, the Chief Executive Officer of the Company, was granted 300,000 shares of restricted shares under the Group’s 2020 Option Plan. The restricted shares award granted to Mr. Roland Kohl is subject to vesting in tranches upon the Group’s achievement of certain strategic transactions within five years from the date the shares were granted, and any shares not vested by the five-year anniversary of the date of grant or upon termination of Mr. Roland Kohl’s employment with the Group shall be forfeited and reconveyed to the Group. For these restricted shares, any cash or stock dividend payable will be deemed to be restricted shares and will be retained by the Group until the unvested shares on which such dividend was paid have vested. The vesting schedule is as follows:

●	100,000 of the restricted shares shall vest upon the establishment by the Company or one of its subsidiaries of a first merger and/or acquisition project within five years of the date of grant, subject to the approval of the majority of independent board members.

●	100,000 of the restricted shares shall vest upon the establishment by the Company or one of its subsidiaries of a second merger and/or acquisition project within five years of the date of grant, subject to the approval of the majority of independent board members.

●	A total 300,000 or whatever balance of restricted shares remains up to the total of 300,000 restricted shares shall vest upon the consummation of a reverse merger, approved by the majority of the independent board members, within five years of the date of grant.

As of March 31, 2024, the Group has assessed that it is probable that the first merger and/or acquisition project can be accomplished within five years of the date of grant. Accordingly, 100,000 of the restricted shares are considered probable to vest and compensation expense of $34 was recognized for the year ended March 31, 2024.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

The restricted shares granted under the 2010 Option Plan and the 2020 Option Plan resulted in a compensation expense of $89, $89 and $58 for the years ended March 31, 2022, 2023 and 2024 respectively, which is included in selling, general and administrative expenses.

As of March 31, 2022, 2023 and 2024, there were respectively $198, $109 and $572 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan and the 2020 Option Plan. The cost was expected to be recognized over a weighted-average period of 2.36, 1.36 and 2.73 years respectively.

As of March 31, 2022, 2023 and 2024, the Company has the right to repurchase 190,000, 190,000 and 475,000 restricted shares respectively at a price of $0.01 per share when restricted shares be forfeited and reconveyed to the Company.

A summary of restricted shares activity during the year ended March 31, 2024 is as follows:

	Number of	Weighted
	non-vested	average
	restricted	grant date
	shares	fair value
		$
Outstanding as of April 1, 2023	190,000	2.13

Granted	300,000	-
Forfeited	(15,000)	-

Outstanding as of March 31, 2024	475,000	1.95

22.	SEGMENT INFORMATION

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

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Revenue from contracts with customers:
Metal stamping and Mechanical OEM	7,213	6,654	3,474
Electric OEM	5,152	3,588	2,847

Total revenue from contracts with customers	12,365	10,242	6,321

Operating income (loss):
Metal stamping and Mechanical OEM	339	(212)	(895)
Electric OEM	307	(95)	(627)
Corporate	(79)	(170)	(109)

Total operating income (loss)	567	(477)	(1,631)

Depreciation expense:
Metal stamping and Mechanical OEM	95	137	89
Electric OEM	67	72	70

Total depreciation	162	209	159

Capital expenditure:
Metal stamping and Mechanical OEM	78	60	65
Electric OEM	56	32	53

Total capital expenditure	134	92	118

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

	As of March 31,
	2023	2024
	$	$
Total assets:
Metal stamping and Mechanical OEM	8,099	5,486
Electric OEM	5,696	5,770
Corporate	88	62

Total assets	13,883	11,318

	As of March 31,
	2023	2024
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	266	-
Electric OEM	135	-

Total property, plant and equipment, net	401	-

For the year ended March 31, 2024, the Group has recognized $190 and $145 impairment loss in Metal stamping and Mechanical OEM, and Electric OEM, respectively (2023: nil).

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2022	2023	2024
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	2,105	1,510	906
Europe	8,761	8,268	4,214
Other Asian countries	76	27	-
North America	1,423	437	1,201

Total revenue from contracts with customers	12,365	10,242	6,321

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2023	2024
	$	$
Property, plant and equipment, net:
Hong Kong and China	110	-
Myanmar	291	-

Total property, plant and equipment, net	401	-

For the year ended March 31, 2024, the Group has recognized $106 and $229 impairment loss of property, plant and equipment in Hong Kong and China, and Myanmar respectively (2023: nil)

23.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2022, 2023 and 2024.

24.	SUBSEQUENT EVENT

The Group has evaluated events from the year ended March 31, 2024 through the date the financial statements were issued. The following subsequent event is disclosed.

On April 2, 2024, the Company declared a dividend of $0.05 per share that was paid on May 3, 2024.

* * * * * *