Form 20-F
period 2025-03-31
HIGHWAY HOLDINGS LTD
filed 2025-06-30
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,401,825 Common Shares were outstanding as of March 31, 2025.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “future,” “intend,” “plan,” “believe,” “are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the Company’s goals and strategies;

●	the Company’s business development, financial condition and results of operations;

●	the Company’s anticipated business activities and the expected impact of these actions on its results of operations and financial condition;

●	expected changes in the Company’s revenues and certain cost or expense items;

●	the demand for, and market acceptance of, the Company’s products and services;

●	changes in the Company’s relationships with its major customers;

●	political, regulatory or economic changes in the industry and geographical markets in which we operate;

●	our dividend policy; and

●	general economic and business conditions affecting the Company’s major customers.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report, including the section titled “Risk Factors” beginning on page 4, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

On March 31, 2023, the CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and certain supporting guidelines (collectively the “New Overseas Listing Rules”) that among other things, provide that certain PRC domestic companies seeking to offer and list securities, either directly or indirectly, in overseas markets, must file with the CSRC an application for an overseas offering or listing. As the New Overseas Listing Rules are newly published and there is substantial uncertainty surrounding the implementation and enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules, on a timely basis or at all. Accordingly, it is uncertain what the potential impact these new laws and regulations will have on the daily business operation of our Hong Kong and Shenzhen subsidiaries and on our ability to sell our securities on a U.S. exchange. These new regulations could significantly limit or completely hinder our ability to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we are not engaged in any activities relating to the offer and sale of our securities.

Effective February 15, 2022, the CAC promulgated new regulations that provide that certain operators of critical information infrastructure and online platform operators carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We do not believe that the new cybersecurity laws apply to us or will have an impact on our business and operations because, among other things, neither our Hong Kong Subsidiaries nor Nissin PRC control more than one million users’ personal information, a majority of our business operations are located outside mainland China, the majority of our senior management personnel are Hong Kong citizens or citizens of other foreign countries and they do not reside in mainland China, and the data processed in our business does not have a bearing on China’s national security. Nevertheless, because these statements and regulatory actions are relatively new, it is uncertain how these new regulations will be interpreted or implemented. Accordingly, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of Nissin PRC or our ability to sell and list our common shares on a U.S. exchange. See “Item 3. Key Information–D. Risk Factors–The Chinese Government Exerts Substantial Influence Over The Manner In Which We Must Conduct Our Business Activities And May Intervene Or Influence Our Operations At Any Time, Which Could Result In A Material Change In Our Operations And The Value Of Our Common Stock” and “Item 3. Key Information–D. Risk Factors–In Response To The Data Security Law and Personal Information Protection Law in China, And New Overseas Listing Rules in China, The Company May Face Additional Scrutiny From Its Operations In China.”

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

The Holding Foreign Companies Accountable Act

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. The HFCAA was further amended by the Consolidated Appropriations Act, 2023. The HFCAA requires the SEC to prohibit the trading of securities of any foreign company identified by the SEC as a “Commission-Identified Issuer” on any U.S. securities exchanges. The SEC has identified Highway Holdings Limited as a foreign company and as a Commission-Identified Issuer that could be de-listed from Nasdaq if we retain a foreign accounting firm that cannot be inspected by the Public Company Accounting Oversight Board (United States), or PCAOB, for two consecutive years, beginning in 2022. Our former independent registered public accounting firm, ARK Pro CPA & Co is located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities. On March 7, 2025, we appointed Marcum Asia CPAs LLP, New York as our independent registered public accounting firm to replace ARK Pro CPA & Co, which is headquartered in New York. The appointment of Marcum Asia CPAs LLP, a U.S.-based accounting firm subject to regular PCAOB inspection, mitigates the risk of delisting under the HFCAA by ensuring that our auditor is not located in a jurisdiction that may deny PCAOB access.

On August 26, 2022, the Chinese regulatory agency and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, thereby taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. As a result, if we use a public accounting firm headquartered in mainland China and Hong Kong, and if the PCAOB is permitted to inspect such public accounting firm, our common shares will not be de-listed from trading on Nasdaq or any other U.S. exchange. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination, which could once again jeopardize the listing of our common shares on a U.S. stock exchange if we use a public accounting firm headquartered in mainland China and Hong Kong. See “Item 3. Key Information–D. Risk Factors–Uncertainty Under The Holding Foreign Companies Accountable Act That May Result In Future Delisting.”

Cash Flows Through Our Organization

Subject to the BVI Business Companies Act, the principal British Virgin Islands statute that governs our organizational matters, and our Amended and Restated Memorandum and Articles of Association, Highway Holdings’ board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend it will be able to pay its debts as they become due in the ordinary course of business and its assets exceed its liabilities. Since Highway Holdings is a holding company with no operations or independent source of income, Highway Holdings relies on dividends and other distributions on equity paid by its Hong Kong Subsidiaries for its cash and financing requirements. Under Hong Kong law, the Hong Kong Subsidiaries are permitted to provide funding to Highway Holdings through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Subsidiaries. To date, our Hong Kong Subsidiaries have from time-to-time paid dividends to Highway Holdings and to Highway Holdings’ shareholders, including to its U.S. shareholders. During the fiscal year ended March 31, 2025 Highway Holdings made three dividend distributions to its shareholders, consisting of a $0.05 per share dividend on May 3, 2024, a $0.02 per share dividend on October 11, 2024 and a $0.05 per share dividend on December 24, 2024. However, dividends that may be distributed to our shareholders are declared and paid at the discretion of our Board of Directors and depend upon, among other things, our results of operations, the anticipated future earnings, the success of our business activities, our capital requirements, and the general financial conditions. Accordingly, no assurance can be given that Highway Holdings will continue to pay dividends to the holders of its common shares in the future. See “Item 3. Key Information–D. Risk Factors– While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future.” Highway Holdings may also transfer cash to its Hong Kong Subsidiaries. Highway Holdings may provide such funding to its Hong Kong Subsidiaries through loans or capital contributions without restrictions on the amount of the funds. For the fiscal years ended March 31, 2023, 2024, and 2025, our Hong Kong Subsidiaries have declared and distributed profits earned to Highway Holdings in the amounts of approximately $1,019,000, $616,000, and $492,000 respectively. For the fiscal years ended March 31, 2023, 2024, and 2025, Highway Holdings has not made any loans or capital contributions to its Hong Kong Subsidiaries.

Under currently applicable PRC laws, Nissin PRC can only pay dividends or make distributions to its parent company (a Hong Kong Subsidiary) out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends to us in foreign currencies without prior approval from SAFE, subject to compliance with certain procedures under PRC foreign exchange regulations. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 3. Key Information–D. Risk Factors– Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.” To date, Nissin PRC has primarily used its revenues and profits to fund its own internal operations, and has reinvested any profits that it has generated into its facilities and business. Accordingly, Nissin PRC does not make any cash distributions to our Hong Kong Subsidiaries. However, our Hong Kong Subsidiaries do, on an as needed basis, regularly transfer funds to Nissin PRC in USD to settle intercompany sales. For the fiscal years ended March 31, 2023, 2024, and 2025, our Hong Kong Subsidiary has transferred cash to Nissin PRC to settle intercompany sales in the amounts of approximately $3,350,000, $2,160,000, and $2,920,000 respectively.

Further, our Hong Kong Subsidiaries also, on an as needed basis, regularly transfer funds to Kayser Myanmar in USD to settle sub-contracting fees. For the fiscal years ended March 31, 2023, 2024, and 2025, our Hong Kong Subsidiary has transferred cash to Kayser Myanmar to settle sub-contracting fees in the amounts of approximately $440,000, $325,000 and $401,000 respectively. For the fiscal years ended March 31, 2023, 2024, and 2025, Kayser Myanmar transferred cash to a Hong Kong Subsidiary to settle outstanding intercompany loans in the amounts of $79,000, nil and nil respectively. Beginning in April 2022, the Myanmar government has restricted the transfer of foreign currency abroad pursuant to Notification No. 12/2022 issued by the Central Bank of Myanmar, which requires any transfer from Myanmar of foreign currency abroad to be approved by the Foreign Exchange Supervisory Committee of Myanmar. See “Item 3. Key Information–D. Risk Factors– Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.”

Our management monitors the cash position of each of our operating entities within our organization regularly to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, we enter into an intercompany loan for the subsidiary at market interest rate in accordance with the applicable PRC and Myanmar laws and regulations. However, the funds or assets held in the PRC or Myanmar may not be available to fund operations or for other use outside of the PRC, Hong Kong or Myanmar due to interventions in or the imposition of restrictions and limitations on the ability of us or Nissin PRC by the PRC government, or us or Kayser Myanmar by the Myanmar government, to transfer cash or assets. There can be no assurance that the PRC government or Myanmar government in the future will not restrict or prohibit the flow of cash into or out of Hong Kong and the PRC, or Myanmar, as applicable, thereby affecting the transfer of funds between our Hong Kong and PRC subsidiaries and our Hong Kong and Myanmar subsidiary. Any restrictions, prohibitions, interventions or limitations by the PRC government or the Myanmar government on the ability of Nissin PRC or Kayser Myanmar, as applicable, to transfer cash or assets in or out of the PRC or Myanmar may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong the PRC, and Myanmar.

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

Risks Related to Doing Business in China and Myanmar.

The On-going Civil War in Myanmar Has Negatively Affected, and May Continue to Negatively Impact, the Company’s Operations in Myanmar.

The Company operates two manufacturing and assembly facilities, one of which is located in Yangon, Myanmar. On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year, and reportedly placed the country’s civilian leader under house arrest. The U.S. State Department has concluded that the military takeover in Myanmar constituted a coup d’état. The military’s takeover resulted in widespread civil unrest, including in the area of Yangon in which the Company’s facilities are located, the devaluation of the Kyat, disruption to the existing banking system, and other restrictions. The military’s rule of Myanmar has been challenged by various rebel factions. The amount of hostilities between the government’s forces and those of the insurgents has increased significantly since the military takeover. While the fighting between the government and the insurgents has not directly affected the Company’s facilities or its other operations in Yangon, the on-going war has had indirectly affected some of the Company’s operations. While no closure of the Company’s Yangon facility was caused by civil unrest in fiscal years 2024 and 2025, the civil war has affected the existing and potential pool of employees of that facility. For example, as a result of the civil war, the Myanmar military has drafted young men into the army, which has caused many men to flee the country. This, in turn, has resulted in a reduction of possible employees. The future impact of the military takeover and the on-going civil war on the Company’s operations in Myanmar remains uncertain as of the date of this report. Any loss of property or interruption of the Company’s operations resulting from political instability, civil unrest or changes in law or policy enacted by the military government could have a significant negative impact on the Company’s business operations, earnings and cash flow.

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

Political Or Trade Controversies Between China and the United States Could Harm the Company’s Operating Results or Depress the Company’s Stock Price.

Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain industries. The new tariffs announced by the U.S. administration include tariffs on imports from China, as well as on imports of certain specific goods and materials. The administration also announced the imposition of a reciprocal tariff policy on most imports subject to certain specified exclusions, that applies a baseline rate of duty. It is unknown whether and to what extent these new tariffs will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions would have on us or our industry.

Although the Company exports less than 4% of its products to the U.S., and the Company does not import raw materials from the U.S., the political and trade tensions between China and the U.S. could negatively affect the Company’s operations in China and its ability to transact with U.S. customers. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to, among other things, ongoing U.S. and foreign trade tensions or in response to the imposition of retaliatory tariffs from other countries, such changes could have an adverse effect on our business, results of operations and financial condition.

No assurance can be given that these, and any other future controversies will not negatively affect the Company’s business and operations in China, or the business and operations of our customers, vendors, or other partners. In addition, the political and trade friction between the U.S. and China could adversely affect the prevailing market price for the Company’s Common Shares. The Company, whose shares are publicly listed on the U.S. Nasdaq stock market, could be perceived in China to be an American company and, as such, could face persecution in various forms from the government. Similarly, because the Company operates in Shenzhen, China, the Company could be perceived to be a Chinese company by U.S. investors. These trade or political disputes between the U.S. and China could affect U.S. investors’ perception of China-based manufacturing companies listed on U.S. stock markets, which could adversely affect the Company’s stock price.

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

The Company May Be Subject to Significant Employee Termination Payment Obligations in China and In Myanmar.

Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company’s potential liability with respect to such termination payments has gradually reduced over time due to employees resigning or retiring, any mass layoff could trigger the sudden payment of the entire severance payment obligation. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2025, the Company accrued approximately $486,000 of severance liabilities), the sudden obligation to pay all of these accrued amounts could result in a significant decrease in the Company’s cash reserves. Under Myanmar’s labor laws, depending on the length of an employee’s employment with the Company, the Company’s Myanmar employees may be entitled to receive severance payments upon termination of their employment contract with the Company.

The Company’s Leases in Shenzhen Could Subject the Company to Substantial Future Risks and Costs.

The Company’s engineering, research and development, and its automated manufacturing facilities are currently located in Long Hua, Shenzhen, China. In February 2023 the Company extended its leases for much of this facility until February 28, 2026. Due to the increasing rental rates and changes in the local regulatory environment that disfavors manufacturing facilities, it is uncertain whether the Company will be able to renew its lease in 2026 on acceptable terms, or at all. If the Company cannot, or does not, renew its Shenzhen lease, the Company will incur significant costs to relocate its facilities, and its operations could be significantly disrupted. In addition, the termination of the Shenzhen leases may require the Company to terminate or relocate its Shenzhen employees farther away from its current location, which events would trigger the Company’s significant severance payment obligations to its remaining China-based employees.

The Company’s Myanmar Subsidiary Faces Various Risks Related to Its Operations in an Underdeveloped Country.

The Company’s labor-intensive manufacturing operations are currently conducted in Yangon, Myanmar (formerly Burma). The Company currently owns 84% of Kayser Myanmar, a foreign company authorized to operate in Myanmar. Kayser Myanmar operates from a factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include strikes, the potential of the Company’s employees being drafted to serve in the Myanmar military, lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), lack of government response to emergencies and disasters, cultural and political issues with local governmental authorities, antiquated banking systems, and the lack of international financing expertise.

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

On March 29, 2019 Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar advanced $950,000 to the landlord as a prepayment of rent under the lease (at currency conversion rates in effect at that time, the prepayment represents approximately 12 years of rental payments), and has spent approximately $570,000 on refurbishing the complex and building one new factory building and a new office building at the site. Accordingly, this new facility represents a long-term investment by the Company in its operations in Myanmar. All of Kayser Myanmar’s operations are now being conducted at this new facility. Any interference or interruption of Kayser Myanmar’s right to operate at this new facility, or a challenge to the existence or validity of the 50-year lease, including as a result of a dispute with the landlord or because of any actions or regulations by Myanmar governmental, administrative or taxation authorities, could materially negatively affect the Company’s investment in the new factory and its ability to operate in Myanmar. During the fiscal year ended March 31, 2024, Kayser Myanmar further advanced $123,000 (equivalent to MMK 259 million) to the landlord as a prepayment of rental fees, due to the Company’s expectation of continued high inflation in Myanmar.

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

The Increasing Rate of Inflation, Particularly in Myanmar, May Negatively Impact Our Operations.

The rate of inflation in Myanmar has noticeably increased, in particular following the control of Myanmar’s government by its military. Inflation in Myanmar was estimated to be more than 14% per annum in 2023 and more than 26% per annum in 2024. The inflation rate in Myanmar appears to be at a similar level in 2025 compared to 2024. As a result, employee compensation and other operating expenses in Myanmar could significantly increase. Although the rate of inflation in China has been relatively modest recently, we can provide no assurance that our operations in China and Hong Kong will not be affected in the future by higher rates of inflation. Inflation could materially affect our financial performance by increasing our operating costs and expenses, including employee compensation and the cost of raw materials. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

Our Ability to Transfer Funds from Our China and Myanmar Subsidiaries Are Limited by The Laws of China and Myanmar Respectively.

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

Risks Related to the Company’s Operations, Structure and Strategy.

The Company Is Financially Dependent On A Few Major Customers.

During the years ended March 31, 2025 and 2024 the Company’s aggregate sales to its three (2024: four) largest customers accounted for approximately 88.5% and 82.5% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers decline.

In addition, a substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2025 and 2024, accounts receivable from the three (2024: four) customers with the largest receivable balances at year-end represented, in the aggregate, 79.8% and 83.0% of the total outstanding receivables, respectively.

Interruptions In Supplies Provided by the Company’s Third-Party Suppliers, Including Due to the Ongoing War in Ukraine, May Subject the Company to External Procurement Risks That Negatively Affect Its Business.

The Company depends on third-party suppliers for its raw materials and many of its components. Any disruptions to the Company’s supply chain, significant increase in component costs, or shortages of critical components, could adversely affect the Company’s business and result in lost sales, customer dissatisfaction and increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to health epidemics like the outbreak of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surge in demand for any particular part or component, increases in prices or impact of inflation, the imposition of tariffs, regulations, quotas or embargoes on components, transportation delays or other failures affecting the supply chain and shipment of materials and finished goods.

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

We and our independent registered public accounting firms, in connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2025, identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures in an attempt to remedy these deficiencies. However, the implementation of these measures has not yet, and may not in the future, fully address the material weakness and deficiencies in our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025, and the following material weaknesses were identified: (i) We do not have sufficient and skilled accounting personnel in the Company with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements; and (ii) We do not have appropriate and adequate policies and procedures in place in the Company to evaluate the proper accounting and disclosures of key transactions and documents. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Failure to correct these material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability.

Because the Company engages in international trade and operates using four different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong and in Myanmar. However, because most the Company’s customers are located outside of these markets (primarily in Europe and in the U.S.), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars and RMB), and pays its expenses in U.S. dollars, RMB, Hong Kong dollars, and MMK. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange gains of approximately $124,000 and $198,000 in the fiscal years ended March 31, 2025 and 2024, respectively. Notwithstanding its exposure to currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. No assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Acquisitions Or Strategic Investments May Not Be Successful And May Harm The Company’s Operating Results.

The Company has in the past acquired, invested in, or entered into strategic arrangements with other companies in China, Myanmar and Germany. In order to expand its business, the Company believes that it may, once again, have to expand its operations in countries other than China and Myanmar, which may include the need to acquire and/or invest in foreign businesses or entities. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

●	The assumption of unknown liabilities, including employee obligations.

●	The Company could incur significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

●	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

●	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

●	To the extent that the Company uses its cash resources to acquire or establish any future foreign operations, the Company’s cash reserves could be depleted.

●	Future acquisitions could divert the Company’s management’s attention to other business concerns.

●	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

●	The restrictions on the transfer of funds across borders or repatriation of earnings.

●	The Company may have to obtain approval from governmental authorities in order to apply with applicable laws.

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

It May be Difficult to Serve the Company with Legal Process or Enforce Judgments Against the Company’s Management or the Company.

The Company is a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Myanmar and China. Substantially all of the Company’s assets are located in the PRC, Hong Kong and Myanmar, and no assets, employees or operations are located in the U.S. In addition, all of the Company’s officers and directors reside outside of the U.S. It may not be possible to effect service of process within the United States or elsewhere outside the PRC, Myanmar or Hong Kong upon the Company’s directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. Neither the PRC nor Myanmar have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC or Myanmar of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

While The Company Has Paid Dividends in the Past, No Assurance Can Be Given That the Company Will Declare or Pay Cash Dividends in the Future.

The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. The Company declared three dividend payments for a total of $0.12 per share in the fiscal year ended March 31, 2025 (a $0.05 per share dividend that was paid on May 3, 2024, a $0.02 dividend per share that was paid on October 11, 2024 and a $0.05 per share dividend that was paid on December 24, 2024). Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company may cease making dividend payments if the Company determines that retaining funds may be necessary to achieve other corporate goals, such as expanding its operations or acquiring other businesses. Accordingly, no assurance can be given that the Company will pay dividends in the future. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

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

Uncertainty Under the Holding Foreign Companies Accountable Act That May Result In Future Delisting.

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. Pursuant to the HFCAA, if the Public Company Accounting Oversight Board (United States), or PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB has determined that registered public accounting firms headquartered in Hong Kong are subject to the HFCAA’s provisions. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On July 21, 2022 the SEC notified us that our registered public accounting firm at the time, Centurion ZD CPA & Co. (“Centurion”), was a PCAOB-Identified Firm because Centurion was based in Hong Kong. On May 3, 2023 we appointed ARK Pro CPA & Co (“ARK”) as our independent registered public accounting firm to replace Centurion. Both Centurion and ARK are headquartered in Hong Kong, which may expose us to delisting if Centurion and ARK cannot be inspected by the PCAOB. On March 7, 2025, we appointed Marcum Asia CPAs LLP, New York (“Marcum Asia”) as our independent registered public accounting firm to replace ARK, which is headquartered in New York. As a result of our prior auditors being based in Hong Kong, the SEC would prohibit our securities from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC, including through over-the-counter trading, if the PCAOB was unable to inspect our prior auditors. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China under which the PCAOB will be given complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should Chinese authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our prior auditors’, control. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our prior auditors because of a position taken by an authority in Hong Kong or China, then such lack of inspection could cause trading in our securities to be prohibited under the HFCAA.

The PCAOB Had Historically Been Unable to Inspect Our Prior Auditor in Relation to Their Audit Work Performed for Our Financial Statements and the Inability of the PCAOB to Conduct Inspections of Our Auditor In The Past Has Deprived Our Investors with The Benefits Of Such Inspections.

Our prior auditor, ARK, is currently based in Hong Kong, and is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. Our prior auditor is based in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the Common Shares were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. While the PCAOB has determined on December 15, 2022 that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our prior auditor’s, control. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditors because of a position taken by an authority in Hong Kong or China, our prior auditor and its audit work would not be able to be inspected independently and fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Should the PCAOB be prevented from inspecting our prior auditor’s audits and its quality control procedures, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements. This risk relates to periods audited by our former auditor, ARK. As of March 7, 2025, we appointed Marcum Asia CPAs LLP, a PCAOB-registered firm based in New York, which is subject to regular PCAOB inspections. Accordingly, we do not expect this risk to apply to financial statements audited by Marcum Asia.

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

As a result of the increasing costs and burdens of operating in Shenzhen, and in order to lower its manufacturing costs and to remain competitive with OEMs who operate in low labor cost locations outside of China, the Company developed a two-pronged strategy:

a. In order to increase its production efficiency and reduce costs in Shenzhen, the Company now manufactures products in China primarily through automation with automated, or semi-automated equipment. As a result, the Company’s manufacturing labor force in China has now been reduced to approximately 40 workers.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both RMB and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2023, 2024 and 2025:

	Year Ended March 31
Geographic Areas:	2023	2024	2025
Hong Kong and China	14.7%	14.3%	10.7%
Europe	80.7%	66.7%	85.3%
Other Asian countries	0.3%	0.0%	0.1%
North America	4.3%	19.0%	3.9%

The Company currently has two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). The sales by segments for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Year Ended March 31
Segment Sales:	2023	2024	2025
Metal Stamping and Mechanical OEM	65.0%	55.0%	60.7%
Electric OEM	35.0%	45.0%	39.3%

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

Major Customers

For the fiscal year ended March 31, 2025, the Company had three customers who each accounted for more than 10% of the Company’s net sales. These three customers collectively accounted for 88.5% of the Company’s net sales in fiscal 2025. The Company’s three largest customers collectively accounted for the majority of the Company’s net sales during each of the past two years. As a result of the dependence on a few large customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers. See, “Item 3. Key Information–D. Risk Factors–The Company Is Financially Dependent On A Few Major Customers.”

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

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. We do not operate our business through a variable interest entities structure. As of June 26, 2025, Highway Holdings Limited had four wholly-owned active subsidiaries (excluding some dormant or deactivated subsidiaries), and one majority-owned active subsidiary (its 84% owned Myanmar subsidiary). Details of the Company’s four principal wholly-owned operating subsidiaries and their principal activities are as follows:

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative, engineering, finance, purchasing and marketing offices. The offices at Suite 1801, consisting of approximately 2,000 sq. ft., are leased by the Company’s Kayser Limited subsidiary. The lease for the Hong Kong offices expire in March 2026. The aggregate monthly rental cost of these offices currently is approximately $5,700 per month, based on the exchange rate in effect on March 31, 2025.

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

In February 2023 the Company extended the term of certain of these leases until February 28, 2026, and reduced the amount of leased space to a total of approximately 10,000 square meters. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company no longer needs the same amount of space in Shenzhen as it has in the past. Under the renewed leases, the Company is required to pay approximately $52,000 per month for rent (at the RMB to U.S. dollar exchange rate in effect on March 31, 2025) until the expiration of the leases. In order to continue operating in Shenzhen, the Company’s Shenzhen subsidiary, Nissin PRC, had to obtain a business license from the Shenzhen Administration for Market Regulation, which license allows Nissin PRC to conduct specific business activities in the Long Hua, Shenzhen geographical jurisdiction. Nissin PRC has obtained the required license which remains in effect until 2031.

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

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $4,000 per month, based on the currency conversion rate in effect on March 31, 2025). At the onset of the lease, Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by the lease, Kayser Myanmar has upgraded the existing two factories at the New Facility and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility. During the fiscal year ended March 31, 2024, Kayser Myanmar further advanced $123,000 (equivalent to MMK 259 million) to the landlord as a prepayment of rental fees, due to the Company’s expectation of continued high inflation in Myanmar.

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

Nissin PRC, the Company’s subsidiary that is established and operates in China, is subject to the uniform income tax rate of 25% in China. In March 2023, the State Taxation Administration of PRC issued an announcement regarding the requirements to qualify as a “small-size, low profit” enterprise. Nissin PRC satisfies these requirements. Starting from January 1, 2023 and continuing until December 31, 2024, Nissin PRC will be eligible for a preferential income tax rate of 5% for the first 3 million RMB assessable profit.

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

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2025 and 2024.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of metal, plastic and electronic products, parts and components. For the fiscal year ended March 31, 2025, net sales increased by 17.3% from the fiscal year ended March 31, 2024. The increase in net sales in fiscal 2025 is owing to increased sales to the Company’s major customers, as demand for the Company’s products in Europe has stabilized and recovered.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years ended March 31, 2025.

	Year Ended March 31,
	2023	2024	2025

Net Sales	100%	100%	100%
Cost of sales	69.3	73.0	66.7
Gross profit	30.7	27.0	33.3
Operating loss	(4.7)	(25.8)	(7.2)
(Loss)/income before income taxes	(3.1)	(18.0)	2.0
Income taxes	0.2	2.5	(0.5)
Net (loss)/income	(2.9)	(15.5)	1.5
Net (profit)/loss attributable to non-controlling interest	(0.0)	0.3	0.0
Net (loss)/income attributable to Highway Holdings Limited’s Shareholders	(2.9)	(15.2)	1.4

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Net sales for the fiscal year ended March 31, 2025 (“fiscal 2025”) increased by approximately $1,091,000, or 17.3% from the fiscal year ended March 31, 2024 (“fiscal 2024”) due to a general increase in demand in Europe. Europe constituted the Company’s highest region by net sales in both fiscal 2025 and fiscal 2024. Net sales to European customers increased to 85.3% in fiscal 2025 from 66.7% in fiscal 2024, while net sales to North American customers decreased to 3.9% in fiscal 2025 from 19.0% in fiscal 2024. Net sales to Hong Kong/China decreased to 10.7% in fiscal 2025 from 14.3% in fiscal 2024.

The Company operates in two segments that it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors, with electronic products assembly sub-contracting services also provided during fiscal 2025. For fiscal 2025, net sales of the metal stamping and mechanical segment increased to 60.7% of the Company’s net sales, from 55.0% in fiscal 2024, due to changes in the product mix. Net sales of the electric OEM segment correspondingly decreased to 39.3% of net sales in fiscal 2025 from 45.0% in fiscal 2024.

Gross profits as a percentage of net sales increased to 33.3% in fiscal 2025 from 27.0% in fiscal 2024 as a result of certain customers with higher margin products making up a higher percentage of our net sales. Due to the increase in net sales, the Company’s gross profit in dollar terms increased by approximately $762,000 to $2,470,000 in fiscal 2025 from approximately $1,708,000 in fiscal 2024.

Selling, general and administrative expenses increased by approximately $528,000, or 21.3%, in fiscal 2025 compared to fiscal 2024. Lower selling, general and administrative expenses in fiscal 2024 was mainly as a result of the reversal of credit loss provision from a customer.

For fiscal 2025, there were no impairment losses on property, plant and equipment and operating lease right of use assets. Impairment losses totaling approximately $862,000 were recognized during fiscal 2024.

Gain on disposal of property, plant and equipment increased by approximately $317,000 in fiscal 2025 compared to fiscal 2024 as a result of the gain from the sale of an apartment in Shenzhen, China, net of transactions tax.

As selling, general and administrative expenses were higher than the gross profit in fiscal 2025, the Company had an operating loss of approximately $535,000 in fiscal 2025 compared to operating loss of approximately $1,631,000 in fiscal 2024.

The Company had a currency exchange gain of approximately $124,000 and an exchange gain of approximately $198,000 in fiscal 2025 and fiscal 2024, respectively. The currency gain reflects strength of the U.S. dollar relative to both the RMB and the Kyat. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the MMK because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2025, the Company had an income tax expense of approximately $38,000. The Company had an income tax benefit of approximately $161,000 in fiscal 2024.

As a result of the foregoing, the Company had a net income of approximately $106,000 in fiscal 2025, compared to net loss of approximately $959,000 in fiscal 2024.

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

Net sales for the fiscal year ended March 31, 2024 (“fiscal 2024”) decreased by approximately $3,921,000, or 38.3% from the fiscal year ended March 31, 2023 (“fiscal 2023”) due to a general decrease in demand in Europe. Europe constituted the Company’s highest region by net sales in both fiscal 2024 and fiscal 2023. Net sales to European customers decreased to 66.7% in fiscal 2024 from 80.7% in fiscal 2023, while net sales to North American customers increased to 19.0% in fiscal 2024 from 4.3% in fiscal 2023. Net sales to Hong Kong/China decreased to 14.3% in fiscal 2023 from 14.7% in fiscal 2023.

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

Gross profits as a percentage of net sales decreased to 27.0% in fiscal 2024 from 30.7% in fiscal 2023 as a result of certain customers with lower margin products making up a higher percentage of our net sales. Due to the decrease in net sales, the Company’s gross profit in dollar terms decreased by approximately $1,433,000 to approximately $1,708,000 in fiscal 2024 from approximately $3,141,000 in fiscal 2023.

Selling, general and administrative expenses decreased by approximately $1,141,000, or 31.5%, in fiscal 2024 compared to fiscal 2023 as a result of the reversal of credit loss provision following the settlement of outstanding balances from a customer, savings incurred from the decreased rental expenses of our Hong Kong offices, and a slight decrease in administrative salaries due to the retirement of some of our senior staff in our Shenzhen and Hong Kong offices. As a result of the decrease in net sales and the decrease in selling, general and administrative expenses, selling, general and administrative expenses represented 39.2% of net sales in fiscal 2024, compared to 35.3% of net sales in fiscal 2023.

Impairment losses of approximately $335,000 for property, plant and equipment and approximately $527,000 for operating lease right of use assets were recognized during the year, as adverse changes in the business climate negatively impacted the Company’s business operations.

As a result of the approximately $1,433,000 decrease in gross profits in fiscal 2024, the Company had an operating loss of approximately $1,631,000 in fiscal 2024 compared to operating loss of approximately $477,000 in fiscal 2023.

The Company had a currency exchange gain of approximately $198,000 and an exchange gain of approximately $32,000 in fiscal 2024 and fiscal 2023, respectively. The currency gain reflects strength of the U.S. dollar relative to both the RMB and the Kyat. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the MMK because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2024, the Company had an income tax benefit of approximately $161,000. The Company had an income tax benefit of approximately $20,000 in fiscal 2023.

As a result of the foregoing, the Company had a net loss of approximately $959,000 in fiscal 2024, compared to net loss of approximately $294,000 in fiscal 2023.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2023	2024	2025
	(In thousands of U.S. dollars)
Net cash provided by/(used in) operating activities	$809	$415	$(360)
Net cash provided by/(used in) investing activities	991	(102)	232
Net cash used in financing activities	(920)	(557)	(492)
Net increase/(decrease) in cash and cash equivalents	880	(244)	(620)
Cash and cash equivalents at beginning of year	6,010	6,952	6,601
Effect of exchange rate changes on cash and cash equivalents	62	(107)	(9)
Cash and cash equivalents at end of year	$6,952	$6,601	$5,972

As of March 31, 2025, the Company had working capital of approximately $5,493,000, compared to working capital of approximately $5,809,000 as of March 31, 2024 and approximately $6,599,000 as of March 31, 2023. As of March 31, 2025, the Company had a working capital ratio of 2.78 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2025 decreased to approximately $5,972,000 from approximately $6,601,000 on March 31, 2024 and the Company had cash and cash equivalents of approximately $6,952,000 on March 31, 2023. The decrease in cash and cash equivalents held by the Company on March 31, 2025 was largely due to cash used in operating activities and cash dividends paid.

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

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2025, the Company used approximately $360,000 of net cash in its operating activities. In fiscal 2024, the Company generated approximately $415,000 of net cash from its operating activities and in fiscal 2023, the Company generated approximately $809,000 of net cash from its operating activities.

The Company generated approximately $232,000 in fiscal 2025 in its investing activities, which consisted primarily of proceeds from the sale of an apartment in Shenzhen, China, offset by payments for purchases of property, plant and equipment. In fiscal 2024, the Company used approximately $102,000 of cash in its investing activities and in fiscal 2023, the Company generated approximately $991,000 of cash from its investing activities.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2023, 2024 and 2025. Dividends of approximately $1,019,000, $616,000 and $492,000 were paid in fiscal 2023, 2024 and 2025, respectively. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result, no assurance can be given that the Company will pay cash dividends in the current fiscal year or at any time in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

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

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also pays labor costs with respect to its Myanmar workforce and costs relating to its Myanmar manufacturing facilities in MMK. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Myanmar and Shenzhen factory expenses in MMK and RMB, respectively, the changes in the value of the MMK and RMB compared to the U.S. dollar were significant in the fiscal year ended March 31, 2025. During the period from March 31, 2024 to March 31, 2025, although the official rate of the MMK compared to the U.S. dollar remained relatively stable, the parallel rate was lower than the official rate, which was the primary cause for the Company’s currency exchange gain of $124,000 in fiscal 2025.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China in RMB. The value of the RMB compared to the U.S. dollar was lower on March 31, 2025 compared to the end of the prior fiscal year. A decrease in the value of the RMB compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the MMK compared to the U.S. dollar decreased as of March 31, 2025 compared to a year earlier, primarily as a result of the economic uncertainty following the military takeover in that country. A decrease in the value of the MMK compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the MMK compared to the U.S. dollar has decreased the Company’s operating expenses in Myanmar in U.S. dollar terms and has thereby increased the Company’s overall currency exchange gain in fiscal 2025. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. A significant proportion of the Company’s net sales in fiscal 2025 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2025, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

In fiscal 2025, the Company realized a currency exchange gain of approximately $124,000 compared to an exchange rate gain of approximately $198,000 in fiscal 2024. The Company had a currency exchange gain of approximately $32,000 in fiscal 2023.

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

Trend Information

As discussed elsewhere in this annual report, certain trends, uncertainties, demands, commitments or events had a material adverse effect, and could reasonably be expected in the future to materially adversely effect, the Company’s net revenues, income, profitability, liquidity or capital resources. Specifically, these trends consist of (i) the boom/bust cycle of purchase orders placed by certain of the Company’s customers because of post- COVID-19 swings in demand for their products due to pent-up demand and the resulting over-production of inventory, (ii) the decrease in orders from certain of the Company’s German customers for products manufactured at the Company’s Yangon, Myanmar, factory because of Myanmar’s civil unrest and human rights record and policies and the potential regulatory and brand risks that may result, and (iii) the recent diplomatic strains and trade disputes between China and the U.S., which issues have caused certain European customers to gradually reduce their dependence on products manufactured in China and may cause the Chinese government to impose additional restrictions or requirements that effect our business. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

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

Sub-contracting income recognition – point of time. The Company’s performance obligation is to provide sub-contracting services on electronic products assembly to one customer. When the Company satisfies a performance obligation, it will recognize as revenue the sub-contracting income it earns from the provision of electronic products assembly service. The Company’s revenue from sub-contracting income was nil, approximately $818,000 and nil for the years ended March 31, 2023, 2024 and 2025 respectively.

Service revenue recognition – over time. The Company also provides machinery maintenance services to customers, where revenue is recognized over time. The Company recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income. The Company’s revenue from machinery maintenance services was approximately $41,000, nil and nil for the years ended March 31, 2023, 2024 and 2025 respectively.

Breakdown of revenue recognition by product line is as follows (USD’000):

	Year ended March 31,
	2023	2024	2025
	$	$	$

Sale of products	10,201	5,503	7,412
Sub-contracting income	-	818	-
Maintenance service income	41	-	-

Total	10,242	6,321	7,412

Breakdown of revenue recognition at a point of time / overtime is as follows (USD’000):

	Year ended March 31,
	2023	2024	2025
	$	$	$

Revenue recognized at a point of time	10,201	6,321	7,412
Revenue recognized over time	41	-	-

Total	10,242	6,321	7,412

Return Rights. The Company does not provide its customers with the right of return (except for product quality issue) or production protection. Customers are required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2023, 2024 and 2025 amounted to approximately $106,000, $85,000 and $77,000, respectively.

Principals vs. agent accounting. The Company records all product revenue on a gross basis. To determine whether we are agent or principal in the sale of products, we consider the following indicators: we are primarily responsible for fulfilling the promise to provide the specified goods or services, we are subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and we have discretion in establishing the price of the specified goods.

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 22 of the Company’s consolidated financial statements for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2024 and March 31, 2025. The timing between the recognition of revenue and billings issuance is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2024 and March 31, 2025, the balances of the contract liabilities were approximately $10,000 and $10,000, respectively, including deposits received from a customer. All contract liabilities as of March 31, 2025 are expected to be recognized as revenue during the year ending March 31, 2026.

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

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables, other current assets and loan receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each year end based on the Company’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2025, expected credit loss provision recorded in accounts receivable was approximately $109,000 compared to approximately $43,000 in fiscal 2024.

The Company accounts for balance sheet offsetting in accordance with ASC 210, Balance Sheet. When all the following conditions are met and when the Company and the counterparty both consent, accounts receivable balances and account payable balances set off each other and the Company presents the asset and liability as a net amount on the balance sheet: Each of the two parties owes the other determinable amounts, the Company has the right to set off the amount owed with the amount owed by the other party, the Company intends to set off and the right of set off is enforceable at law. No offsetting balance as of March 31, 2025.

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

At each year end as of March 31, 2023, 2024 and 2025, the Company reviewed the long-lived assets and ROU assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses in prior years, and (3) negative impact of business operations as a result of trade controversies between China and the U.S. and new global human and environmental rights regulations pending or enacted.

For the years ended March 31, 2023 and 2025, as a result of the comparisons, management has identified the sum of expected undiscounted cashflow of long-lived assets and ROU assets are higher than their carrying values. The Company did not recognize any impairment of long-lived assets and ROU assets during the years ended March 31, 2023 and 2025.

For the year ended March 31, 2024, as a result of the comparison, management has identified the sum of estimated undiscounted future cashflow of long-lived assets and ROU assets are lower than their carrying values. Accordingly, an impairment loss of approximately $335,000 for long-lived assets and an impairment loss of approximately $527,000 for ROU assets are recognized, which are the amounts by which the carrying values of assets exceed their fair value.

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

The Company reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. No impairment was made on ROU assets as of March 31, 2025 (2024 impairment: approximately $527,000).

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2024 and March 31, 2025.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 26, 2025 are listed below.

Name	Age	Positions
Roland W. Kohl	76	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	59	Chief Operating Officer
Alan Chan	61	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	78	Director
Irene Wong Ping Yim (1) (2)	59	Director
Heiko Sonnekalb (1) (2)	54	Director
Dirk Hermann, Ph.D.	61	Director
Patrick Michaels	49	Director
Marcus Bagnall	39	Director
Annie Leung Hoi Ling	36	Director
Brian Chu Chong Tat	52	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on September 12, 2025. At that meeting, the terms of one class of directors (consisting of Roland W. Kohl, Tiko Aharonov, and Irene Wong Ping Yim) will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2028 annual meeting.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2025 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Patrick Michaels, 49 years old, has over 30 years of experience in investment banking, wealth management and strategic advisory. He has served as the Executive Chairman of Zuri-Invest AG since 2002, while also serving as Chairman of Asty Capital AG since 1998. Mr. Michaels previously held positions with UBS AG (Zurich). He studied economics at the University of Zurich, and subsequently studied business, civil and criminal law at the same university, followed by studies at The Colorado School of Mines. Mr. Michaels additionally serves as a director on the boards of GoldQuest Mining Corp. and the charitable organization of Cyprus Seeds.

Marcus Bagnall, 39 years old, has over 15 years of experience advising multinational organizations on complex legal, regulatory and commercial matters, with a deep understanding of digital transformation, corporate and M&A, supply chain complexities and managing operational legal risks. He currently serves as a Partner at Wiggin LLP (London), having previously held positions at Linklaters LLP (London), Webb Henderson (Sydney), Australian Business Lawyers & Advisors (Sydney), and DLA Piper (Sydney). Mr. Bagnall holds a B.Ec/LLB from the University of New South Wales, a Graduate Diploma in Legal Practice from the College of Law, and an LLM (Corporate, Commercial and Taxation) from the University of New South Wales. He currently serves on the Advisory Board of Eyes of AI.

Annie Leung Hoi Ling, 36 years old, has over 12 years of experience in engineering design, manufacturing, and operations. She currently runs an OEM factory she built in 2019 in Vietnam with over 600 employees. Ms. Leung previously held positions at Artop Group, Good Mark Industrial Limited and Good Mark Industrial Vietnam. She received BEng with honors in product analysis and engineering design from The Hong Kong Polytechnic University.

Brian Chu Chong Tat, 52 years old, has over 28 years of experience in collaborative education and entrepreneurship. His dedication to excellence and commitment to helping students realize their unique strengths has served as the foundation for a highly successful career. He currently works at Ng Clan’s Association Tai Pak Memorial School, having previously served at ECF Saint Canaan College. Mr. Chu also founded a highly successful tennis club on his own initiative, with approximately 100 active members. Mr. Chu holds a Bachelor of Education with Honors from Hong Kong Education University.

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

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2025 to directors on the Company’s Board of Directors and officers as a group, for services rendered to the Company and its subsidiaries in all capacities was approximately $886,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

Mr. Kohl is employed pursuant to an employment agreement that can only be terminated by the Company, other than for cause or in the case of Mr. Kohl’s incapacity, by paying Mr. Kohl a severance payment equal to three times his annual base salary. Since April 2019 under the employment agreement Mr. Kohl’s base salary was reduced by one-half from his initial base salary following any fiscal quarter in which the Company had a net quarterly loss, which salary reduction will remained in effect until the Company has net income in any subsequent quarter. The Compensation Committee of the Board of Directors has approved the termination of such salary reduction effective as of July 1, 2025.

Mr. Kohl, and the three other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

On May 1, 2025, Mr. Kohl, Mr. Aharaonov, Dr. Hermann, Mr. Sonnekalb, and Ms. Wong, each directors of the Company, and Mr. Tsang and Mr. Chan, each officers of the Company, were each granted 20,000 shares of restricted stock under the Company’s 2020 Stock Option and Restricted Stock Plan. Further, Mr. Michaels, Mr. Bagnall, Ms. Ling, and Mr. Tat, each directors of the Company, were each granted 2,500 shares of restricted stock under the Company’s 2020 Stock Option and Restricted Stock Plan. The restricted stock awards granted to the directors of the Company are each subject to vesting and each vest fully on April 1, 2028 subject to continuous provision of services to the Company through such date. The restricted stock awards granted to Mr. Tsang and Mr. Chan are each subject to vesting and each vest fully on April 1, 2030 subject to continuous provision of services to the Company through such date.

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

Audit Committee. During fiscal 2025, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met two times during fiscal 2025. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee. During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Tiko Aharonov, Irene Wong Ping Yim and Heiko Sonnekalb. The Compensation Committee administers the Company’s 2020 Stock Option and Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

The Board of Directors does not have a separate Nominating Committee. Nominees for the election to the Board are selected and nominated by the independent directors (there currently are nine directors, eight of whom are independent). The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the independent members of the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

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

2020 Stock Option and Restricted Stock Plan. Because the 2010 Option Plan was about to expire, on June 20, 2020, the Company adopted the 2020 Stock Option and Restricted Stock Plan (the “2020 Option Plan”). Under the 2020 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 1,000,000 shares. To date, no options have been granted under the 2020 Option Plan and 500,000 shares of restricted stock have been awarded under the 2020 Option Plan. The 2020 Option Plan became effective upon the approval of the plan by the shareholders at the Company’s October 8, 2020 annual meeting of shareholders.

Employees

As of June 27, 2025, the Company had a total of 147 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 35 were engaged in the administration of the Company (including marketing, purchasing, personal, bookkeeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and the balance, 112 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

Kayser Myanmar, the Myanmar based company in which the Company currently owns an 84% stake, employed a total of approximately 72 employees as of June 27, 2025.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 26, 2025, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	984,067		21.4%
Tiko Aharonov	255,000		5.5%
Heiko Sonnekalb	50,000		1.1%
Dirk Hermann	73,286		1.6%
Irene Wong Ping Yim	23,000		*
Patrick Michaels	2,500		*
Marcus Bagnall	2,500		*
Annie Leung Hoi Ling	2,500		*
Brian Chu Chong Tat	2,500		*
Alan Chan	26,000		*
Ringo Tsang	70,000		1.5%
All Directors and Officers as a Group (11 Persons)	1,491,353		32.4%

Greater than 5% shareholders
Peter J. Abrahamson	316,000	(2)	6.9%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Based on a Schedule 13G/A filed with the SEC by Peter J. Abrahamson on January 22, 2025

To the Company’s knowledge, none of the Company’s shareholders resides in the British Virgin Islands. As of June 26, 2025, the Company had 58 record holders, of whom 22 were residents of the United States. To the Company’s knowledge, foreign record holders own 972,214 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in street name. To the Company’s knowledge 1,622,797 of its Common Shares are owned by non-U.S. persons. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 35.2% of the Company’s outstanding shares are owned by non-U.S. shareholders. Roland Kohl was granted 300,000 shares of restricted stock on May 13, 2023, which increased the number of shares he beneficially owns from 674,067 shares to 974,067 shares. Each of Roland Kohl, Tiko Aharanov, Dirk Hermann, Irene Wong Ping Yim, Heiko Sonnekalb, Alan Chan, and Ringo Tsang were also granted 20,000 shares of restricted stock on May 1, 2025, and each of Patrick Michaels, Marcus Bagnall, Annie Leung Hoi Ling, Brian Chu Chong Tat were also granted 2,500 shares of restricted stock on May 1, 2025. Other than those increases in holdings, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2025. However, as described elsewhere in this annual report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens, one of whom is currently a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar). These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Company in those interactions.

Item 8. Financial Information.

F. Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B. Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C. Dividend Policy.

The Company pays a cash dividend to the holders of its Common Shares at the discretion of the Board, subject to the Company’s profitability and cash position. The Company declared three dividend payments during the fiscal year ended March 31, 2025 (the Company’s Board declared a dividend of $0.05 per share dividend that was paid on May 3, 2024, a $0.02 per share dividend that was paid on October 11, 2024 and a $0.05 per share dividend that was paid on December 24, 2024).

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

Item 9. The Offer and Listing

F. Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 26, 2025, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $1.71 per share. As of June 26, 2025, there were 58 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of March 31, 2025 and June 26, 2025, there were 4,401,825 and 4,601,825 Common Shares outstanding respectively; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2025 and June 26, 2025, no options to purchase Common Shares were outstanding respectively.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing deposits (that are subject to interest rate fluctuations). The Company had no long-term borrowings that are subject to interest rate changes as of March 31, 2025. Because the Company had cash and cash equivalents of approximately $5,972,000 available as of March 31, 2025, and no interest-bearing indebtedness, the Company believes that its interest rate risk is acceptable.

Inflation in China has not materially affected our results of operations. Inflation on a year-over-year basis in China has been 2.0% in calendar year 2022, 0.2% in 2023 and 0.2% in 2024. Inflation in the PRC has modestly increased the Company’s cost of operations at its manufacturing facility in the PRC. Continued increase in inflation could have an adverse effect the Company’s costs and margins in the PRC. Inflation on a year-over-year basis in Myanmar has been 16.23% in calendar year 2022, 14.18% in 2023 and 26.5% in 2024. Although the inflation rate in Myanmar has increased the Company’s cost of labor in Myanmar, those increases have to date been offset by the continued weaking of the Kyat.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were not effective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We intend to undertake the additional remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2025.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, the following three material weaknesses in our internal control over financial reporting were identified as of March 31, 2025: (i) We do not have sufficient and skilled accounting personnel in the Company with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; (ii) We do not have appropriate and adequate policies and procedures in place in the Company to evaluate the proper accounting and disclosures of key transactions and documents.

The material weaknesses described above may result in a material misstatement of the Company’s consolidated financial statements that may not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was ineffective as of March 31, 2025, based on the above criteria.

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

Remediation Implemented During the Year Ended March 31, 2025

The Company’s internal controls over financial reporting were not effective as of March 31, 2025. Accordingly, during the year ended March 31, 2025 the Company undertook the following remedial actions to address the issues it identified in the prior fiscal year: (i) the Company now pays the salaries of its Myanmar employees through direct deposit to the workers’ bank accounts; (ii) internal controls have been implemented so that other expenses that must be paid in cash in Myanmar are subject to approval by senior personnel and immediately recorded in the financial records of the Company; (iii) all cash on hand in Myanmar not immediately required for expenses are securely stored on site by senior personnel; (iv) internal controls have been implemented so that all expenses in Myanmar and key transactions in Myanmar are reviewed by experienced accounting personnel in Hong Kong, including review of underlying transaction documents; and (v) all non-routine transactions are reviewed and approved by the Chief Financial Officer, and all salaries are reviewed and approved by both the Chief Financial Officer and Chief Executive Officer.

Management’s Plan for Remediation of Material Weaknesses

The Company has attempted, and continues to attempt to make necessary changes and improvements to its internal control system to address the material weaknesses in its internal control over financial reporting. The Company’s plan to address these material weaknesses include:

(a) The Company intends to continue to upgrade its Myanmar finance department staff through additional training and through more frequent in-person reviews from, and more comprehensive monitoring by our Hong Kong employees who are knowledgeable about U.S. GAAP.

(b) The Company intends to hire additional staff and/or outside consultants experienced in U.S. GAAP financial reporting as well as in SEC reporting requirements if necessary.

(c) The Company has designed and plans to implement more robust financial reporting and management controls over its accounting and financial reporting functions among all its facilities.

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
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong Attn: Chief Financial Officer

Item 16C. Principal Accountant Fees and Services

The following table presents the aggregate fees for professional services and other services rendered by ARK Pro CPA & Co and Marcum Asia CPAs LLP, New York to the Company for the periods indicated.

	2024	2025

Audit Fees (1) - ARK Pro CPA & Co	$220,000	$36,000
Audit Fees (1) – Marcum Asia CPAs LLP	-	176,500

Tax Fees (2)	-	-
Total	$220,000	$212,500

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax Fees include fees for the preparation of tax returns.

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

Item 16F. Change in Registrant’s Certifying Accountant

On March 7, 2025, the Company appointed Marcum Asia as the Company’s independent registered public accounting firm to replace ARK, the Company’s former independent auditor. The appointment of ARK was made after careful consideration and evaluation by the Company, and was approved by the Board of Directors and the Audit Committee of the Company.

ARK’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2023 and March 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2023 and March 31, 2024 and through the subsequent interim period on or prior to December 23, 2024, there were no disagreements between the Company and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ARK, would have caused ARK to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods.

For the fiscal years ended March 31, 2023 and 2024, or subsequently up to December 23, 2024, there were no “reportable events” as such term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by the Company in Item 15. Controls and Procedures on Form 20-F filed with the SEC on July 16, 2024.

During the Company’s fiscal years ended March 31, 2023 and March 31, 2024, and through the subsequent interim period on or prior to March 7, 2025, neither the Company nor anyone on its behalf has consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto).

The appointment of Marcum Asia to replace ARK was reported by the Company in a report on Form 6-K that was filed with the SEC on March 7, 2025. In accordance with Item 304(a)(3) of Regulation S-K, the Company provided ARK with a copy of the statements set forth in the March 7, 2025 Form 6-K filing with the SEC. The Company requested that ARK furnish the Company with a letter addressed to the SEC stating whether ARK agrees with the statements in the Form 6-K filed with the SEC on May 7, 2025, as required by SEC rules, and ARK has furnished the requested letter, which is attached as Exhibit 99.1 to the Form 6-K filed with the SEC on March 7, 2025.

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

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant’s Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

2.2	Description of Securities (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2022).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2010).

4.2	2020 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s proxy statement included in the Form 6-K filed on August 30, 2024).

4.3	Restricted Share Agreement, dated May 13, 2023, between the Company and Roland Kohl (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).

4.4	Property Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective March 1, 2023 (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).#

4.5	Tenancy Agreement Office No. 1801 on Level 18 of Landmark North, Hong Kong, dated 23rd of December 2022 between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark investment Limited (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).#

4.6	Form of Restricted Share Agreement for employees.*

4.7	Form of Restricted Share Agreement for directors.*

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

19.1	Insider Trading Policy (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2024).

97	Clawback Policy. (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2024).

101	Financial information from registrant for the year ended March 31, 2025 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2024 and 2025; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2023, 2024 and 2025; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2023, 2024 and 2025; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2023, 2024 and 2025; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I.

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
Alan Chan
Chief Financial Officer and Secretary

Date: June 30, 2025

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For the years ended March 31, 2023, 2024 and 2025

Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Highway Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited (the “Group”) as of March 31, 2025, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Assessment of impairment of long-lived assets

As discussed in Note 2(k) to the consolidated financial statements, long-lived assets, including property, plant and equipment with finite lives, and operating lease right-of-use assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. As of March 31, 2025, the Group had incurred an operating loss under challenging industry and economic conditions. The Group considered this as indicators that certain long-lived assets may be impaired as of March 31, 2025. The Group tested its long-lived assets during the year ended March 31, 2025. The Group’s evaluation of long-lived assets assesses estimated future undiscounted cash flows over its remaining term compared to its carrying value. The significant assumptions used in calculating projected future cash flows include revenue projection and revenue growth rates, production costs, and operating expenses.

Auditing the Group’s impairment assessment was complex and required substantial auditor judgment due to the significant judgment involved in management’s assessment when determining the recoverability of the long-lived assets. Subjectivity and effort are required in performing procedures and evaluating audit evidence relating to the forecasted revenue, production costs, and operating expenses.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing management’s process for determining the undiscounted future cash flows the assets are expected to generate, which included (i) obtained an understanding and evaluated the reasonableness of management’s process for developing the undiscounted cash flow of long-lived assets; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data used in the assessment; and (iii) evaluating the reasonableness of the significant assumptions related to the forecasted revenue, production costs, and operating expenses used in the assessment by considering (i) the past performance of the asset group; and (ii) the consistency with external market, economic and industry data.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Group’s auditor since 2025.

New York, New York

June 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the “Group”) as of March 31, 2024, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We served as the Group’s auditor from 2023 to 2024.

Hong Kong, China

July 16, 2024

PCAOB ID: 3299

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,
	2023	2024	2025
	$	$	$

Revenue from contracts with customers	10,242	6,321	7,412
Cost of sales	(7,101)	(4,613)	(4,942)
Gross profit	3,141	1,708	2,470
Selling, general and administrative expenses	(3,618)	(2,477)	(3,005)
Impairment of property, plant and equipment	-	(335)	-
Impairment of operating lease right of use assets	-	(527)	-
Operating loss	(477)	(1,631)	(535)
Non-operating income:
Exchange gain, net	32	198	124
Interest income	87	248	203
Other income	38	30	22
Gain on disposal of property, plant and equipment	7	16	333
Total non-operating income	164	492	682
(Loss) income before income taxes	(313)	(1,139)	147
Income taxes (note 3)	20	161	(38)
Net (loss) income	(293)	(978)	109
Net (profit) loss attributable to non-controlling interests	(1)	19	(3)
Net (loss) income attributable to Highway Holdings Limited’s shareholders	(294)	(959)	106
Net (loss) income per share:
- basic	(0.07)	(0.22)	0.02
- diluted	(0.07)	(0.22)	0.02
Weighted average number of shares outstanding:
- basic	4,070,524	4,373,236	4,401,825
- diluted	4,070,524	4,373,236	4,401,825

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended March 31,
	2023	2024	2025
	$	$	$

Net (loss) income	(293)	(978)	109
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(130)	(57)	(17)
Comprehensive (loss) income	(423)	(1,035)	92
Comprehensive (income) loss attributable to non-controlling interest	(12)	19	(2)
Comprehensive (loss) income attributable to Highway Holdings Limited’s shareholders	(435)	(1,016)	90

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2024	2025
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 4)	6,601	5,972
Accounts receivable, net (note 5)	1,253	1,022
Inventories (note 6)	1,566	1,146
Prepaid expenses and other current assets, net (note 7)	226	430
Total current assets	9,646	8,570
Goodwill, net	-	-
Property, plant and equipment, net (note 8)	-	94
Operating lease right-of-use assets (note 11)	1,375	784
Long-term deposits	202	11
Long-term loan receivable (note 13)	95	95
Investments in equity method investees (note 9)	-	-
TOTAL ASSETS	11,318	9,554
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	935	613
Operating lease liabilities, current (note 11)	588	623
Accrued expenses and other current liabilities (note 10)	1,789	1,274
Income tax payable	480	486
Dividend payable	45	81
Total current liabilities	3,837	3,077
Operating lease liabilities, non-current (note 11)	803	187
Long term accrued expenses (note 10)	40	23
Total liabilities	4,680	3,287
Commitments and contingencies (note 14)

Shareholders’ equity:
Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2024 and 2025)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 4,401,825 shares as of March 31, 2024 and 2025 issued and outstanding)	44	44
Additional paid-in capital	12,117	12,178
Accumulated deficit	(5,015)	(5,437)
Accumulated other comprehensive loss	(501)	(516)
Total Highway Holdings shareholder’s equity	6,645	6,269
Non-controlling interests	(7)	(2)
Total Equity	6,638	6,267
TOTAL LIABILITIES AND EQUITY	11,318	9,554

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
						Total
						Highway
	Common shares,				Accumulated	Holdings
	issued and		Additional		other	Limited’s	Non-
	outstanding		paid-in	Accumulated	comprehensive	Shareholders’	controlling	Total
	Shares	Amount	capital	deficit	loss	equity	interests	equity
	Number	$	$	$	$	$	$	$
	(in thousands)
As of March 31, 2022	4,037	40	11,816	(2,284)	(303)	9,269	-	9,269
Exercise of share options	50	1	98	-	-	99	-	99
Share-based compensation	-	-	89	-	-	89	-	89
Net (loss) income	-	-	-	(294)	-	(294)	1	(293)
Disposal of a subsidiary	-	-	-	-	-	-	(0)	(0)
Cash dividends ($0.20 per share)	-	-	-	(818)	-	(818)	-	(818)
Translation adjustments	-	-	-	-	(141)	(141)	11	(130)
As of March 31, 2023	4,087	41	12,003	(3,396)	(444)	8,204	12	8,216
Exercise of share options	30	0	59	-	-	59	-	59
Share-based compensation	300	3	55	-	-	58	-	58
Net loss	-	-	-	(959)	-	(959)	(19)	(978)
Cash dividends ($0.15 per share)	-	-	-	(660)	-	(660)	-	(660)
Translation adjustments	-	-	-	-	(57)	(57)	-	(57)
As of March 31, 2024	4,417	44	12,117	(5,015)	(501)	6,645	(7)	6,638
Shares cancelled	(15)	(0)	-	-	-	(0)	-	(0)
Share-based compensation	-	-	61	-	-	61	-	61
Net income	-	-	-	106	-	106	3	109
Cash dividends ($0.12 per share)	-	-	-	(528)	-	(528)	-	(528)
Translation adjustments	-	-	-	-	(15)	(15)	2	(13)
As of March 31, 2025	4,402	44	12,178	(5,437)	(516)	6,269	(2)	6,267

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended March 31,
	2023	2024	2025
	$	$	$
Cash flows from operating activities:
Net (loss) income	(293)	(978)	109
Adjustments to reconcile net (loss) income to net cash
provided by (used in) operating activities:
Depreciation of property, plant and equipment	209	159	9
Amortization of operating lease right-of-use assets	932	599	600
Expected credit loss provision	504	(513)	66
Write-down of inventories	67	86	71
Impairment of property, plant and equipment	-	335	-
Impairment of operating lease right of use assets	-	527	-
Gain on disposal of property, plant and equipment	(7)	(16)	(333)
Share-based compensation expenses	89	58	61
Changes in operating assets and liabilities:
Accounts receivable	(145)	1,133	168
Deferred tax	(12)	(107)	-
Inventories	794	(272)	356
Prepaid expenses and other current assets	93	46	(230)
Accounts payable	148	36	(326)
Accrued expenses and other current liabilities	(461)	(118)	(511)
Operating lease liabilities	(888)	(527)	(576)
Income tax payable	(11)	(59)	-
Income tax recoverable	4	3	-
Long-term accrued expenses	17	23	(17)
Long-term deposits	(231)	-	193
Net cash provided by (used in) operating activities	809	415	(360)
Cash flows from investing activities:
Withdrawal of time deposits	1,075	-	-
Disposal of a subsidiary	0	-	-
Purchase of property, plant and equipment	(92)	(118)	(101)
Proceeds from disposal of property, plant and equipment	8	16	333
Net cash provided by (used in) investing activities	991	(102)	232
Cash flows from financing activities:
Shares issued/(cancelled)	1	0	(0)
Share options exercised	98	59	-
Cash dividends paid	(1,019)	(616)	(492)
Net cash used in financing activities	(920)	(557)	(492)

Net increase (decrease) in cash and cash equivalents	880	(244)	(620)
Cash and cash equivalents at the beginning of year	6,010	6,952	6,601
Effect of exchange rate changes on cash and cash equivalents	62	(107)	(9)
Cash and cash equivalents at the end of year	6,952	6,601	5,972
Supplemental disclosure of cash flow information:
Cash paid for income taxes	(1)	3	38

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

(b) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, provision for credit losses of accounts receivable, inventories impairment assessment, long-lived assets and right-of-use (“ROU”) assets impairment assessment and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Use of estimates - continued - As a result, during the year ended March 31, 2025, the Group faced uncertainties around its estimates of revenue recognition, revenue collectability, accounts receivable credit losses, impairment of inventories, impairment of long-lived assets and ROU assets and valuation allowance for deferred tax assets. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the trade controversies between China and the United States and the political unrest in Myanmar. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

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

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets (note 7) and loan receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2025, the allowance for expected credit loss provision recorded in accounts receivable was $109 (2024: $43).

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

(g) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables (see (f) above). The loan receivables expected to be settled more than one year as of balance sheet date are classified into long-term loan receivable on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2023, 2024 and 2025.

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

At each year end as of March 31, 2023, 2024 and 2025, the Group has reviewed the long-lived assets and ROU assets for impairment, since there were several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses, and (3) negative impact on business operations as a result of trade controversies between China and the United States and new global human and environmental rights regulations pending or enacted.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Impairment or disposal of long-lived assets and ROU assets (other than goodwill) - continued - For the years ended March 31, 2023 and 2025, as a result of the comparisons, management has identified the sum of estimated undiscounted future cashflows of long-lived assets and ROU assets are higher than their carrying values. The Group did not recognize any impairment of long-lived assets and ROU assets during the years ended March 31, 2023 and 2025.

For the year ended March 31, 2024, as a result of the comparison, management has identified the sum of estimated undiscounted future cashflow of long-lived assets and ROU assets are lower than their carrying values. Accordingly, an impairment loss of $335 for long-lived assets and an impairment loss of $527 for ROU assets were recognized, which were the amounts by which the carrying values of the assets exceeded their fair value.

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

Sub-contracting income recognition – point of time

The Group’s performance obligation is to provide sub-contracting services on electronic products assembly to one customer. When the Group satisfies a performance obligation, it will recognize as revenue the sub-contracting income it earns from the provision of electronic products assembly service. The Group’s revenue from sub-contracting income was nil, $818 and nil for the years ended March 31, 2023, 2024 and 2025 respectively.

Service revenue recognition – over time

The Group also provides machinery maintenance services to customers, where revenue is recognized over time. The Group recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income. The Group’s revenue from machinery maintenance services was $41, nil and nil for the years ended March 31, 2023, 2024 and 2025 respectively.

Breakdown of revenue recognition by product line is as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$

Sale of products	10,201	5,503	7,412
Sub-contracting income	-	818	-
Maintenance service income	41	-	-
Total revenue from contracts with customers	10,242	6,321	7,412

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition – continued

Breakdown of revenue recognition at a point of time / overtime is as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$

Revenue recognized at a point of time	10,201	6,321	7,412
Revenue recognized over time	41	-	-
Total revenue from contracts with customers	10,242	6,321	7,412

Return Rights

The Group does not provide its customers with the right of return (except for product quality issue) or production protection. Customer is required to perform product quality check before acceptance of goods delivery. The Group did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2023, 2024 and 2025 amounted to $106, $85 and $77 respectively.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Revenue recognition - continued

Contract balances

The Group did not recognize any contract asset as of March 31, 2024 and March 31, 2025. The timing between the recognition of revenue and billings issuance is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2024 and March 31, 2025, the balances of the contract liabilities are $10 and $10 including deposits received from a customer. All contract liabilities as of March 31, 2025 are expected to be recognized as revenue during the year ending March 31, 2026.

Movement of contract liabilities are as follows:

	Year ended March 31,
	2024	2025
	$	$

At the beginning of the year	-	10
Deposits received	10	10
Recognized as revenue	-	(10)
Exchange	-	-
At the end of the year	10	10

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

As of March 31, 2024 and 2025, $23 and $23 were recognized as defined benefit obligation in the consolidated balance sheets as “Long term accrued expense”. Upon initiation of the plan during the year ended March 31, 2024, the amount is fully recognized as prior service cost in the consolidated statement of operations under “selling, general and administrative expenses”.

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

Exchange rates used to translate amounts in Chinese Renminbi and Myanmar Kyat into the U.S. dollars, the reporting currency are as follows:

	Year ended March 31,
	2023	2024	2025
Items in the consolidated statement of operations:
Chinese Renminbi	6.83	7.15	7.14
Myanmar Kyat	1,995	2,103	2,510

	As of March 31,
	2025	2024
Balance sheet items, except for equity accounts
Chinese Renminbi	7.27	7.18
Myanmar Kyat	2,103	3,536

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

On February 24, 2023, the Group’s non-wholly owned dormant subsidiary, Advanced Clean Innovation Asia (“ACIA”) Limited, was de-registered. Gain or loss on deregistration is calculated as follows:

Net liability of ACIA as of April 1, 2022	$(4)

Share of 49% by non-controlling interest as of April 1, 2022	(2)
Share of profit by non-controlling interest for the year ended March 31, 2023	2

Gain or loss on deregistration	(0)

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

Details of grants of restricted shares to non-employee consultants after the effectiveness of ASU 2018-07 -Compensation - stock compensation (Topic 718) - Improvements to non-employee share-based payment accounting are disclosed in note 21.

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

As disclosed in note 2(k), the Group reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized an impairment loss of $527 and $nil on ROU assets as of March 31, 2024 and 2025 respectively.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets as of March 31, 2024 and March 31, 2025.

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

Dividends recognized for unvested restricted shares for the years ended March 31, 2023, 2024 and 2025 were nil, $44 and $36, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x) Government grants - The Group from time to time may receive subsidies from governments in those jurisdictions that the Group has operations. The Group presents the government subsidies received as part of other income unless the subsidies are earmarked to compensate a specific expense, which have been accounted for by offsetting the specific expense. ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance was adopted by the Group beginning April 1, 2022 (see note 12).

Government grants and subsidies received by the Group for the years ended March 31, 2023, 2024 and 2025 were $309, $nil and $nil respectively.

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

(z) Recently adopted accounting standards - In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The Group has applied the standard beginning April 1, 2024. Additional segment disclosures are disclosed in note 22.

(aa) Accounting standards issued but not adopted as of March 31, 2025 - In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”) and Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2023, 2024 and 2025.

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

Nissin PRC, which is established and operated in China, was subject to the uniform income tax rate of 25% in China. In March 2023, the State Taxation Administration of PRC issued an announcement and Nissin PRC satisfies the requirements of a “small-size, low profit” enterprise. Starting from January 1, 2023 and until December 31, 2024, Nissin PRC is eligible to enjoy a preferential income tax rate of 5% for the first 3 million Renminbi (“RMB”) assessable profit.

The Group’s manufacturing operations were conducted mainly in Long Hua, Shenzhen and Yangon of Myanmar during the years ended March 31, 2023, 2024 and 2025. However, Kayser Myanmar enjoyed a tax exemption for the period from the date of incorporation through the end of December 31, 2017 and was subject to an income tax rate of 25% from January 1, 2018 to September 30, 2021. Starting from October 1, 2021 onwards, income tax rate was reduced to 22%.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

The components of (loss) income before income taxes are as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$

Hong Kong	(1,065)	(346)	(502)
China	774	39	567
Myanmar	(22)	(832)	82

Total	(313)	(1,139)	147

Income tax (credit) expense consists of the following:

	Year ended March 31,
	2023	2024	2025
	$	$	$
Current tax:

Hong Kong
Current tax	-	-	-
Over provision in prior year	(12)	(59)	-
China
Current tax	1	-	38
(Over)/under provision in prior year	-	-	-

Myanmar
Current tax	-	-	-
Under provision in prior year	3	5	-

Deferred tax	(12)	(107)	-

Total	(20)	(161)	38

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

A reconciliation between income taxes computed by applying the Hong Kong profits tax rate to loss/profit before income taxes, the income taxes are as follows:

	Year ended March 31,
	2023	2024	2025
	%	%	%

Profits tax rate in Hong Kong	16.5	16.5	16.5
Non-deductible items/non-taxable income*	15.9	(7.9)	(50.0)
Changes in valuation allowances	22.6	10.4	138.3
Overprovision of profits tax in prior year	2.9	4.7	-
Effect of different tax rate of subsidiaries operating in other jurisdictions	(18.8)	(0.4)	47.0
Effect of preferential tax rate	-	-	(77.3)
Tax effect of tax losses not recognized	(55.7)	(12.3)	(52.7)
Tax effect of other temporary difference not recognized	-	-	(21.8)
Profit tax expense from disposal of PRC property	-	-	26.1
Others	23.0	3.1	-
Effective tax rate	6.4	14.1	26.1

*	The Non-deductible items/non-taxable income are mainly including the non-deductible entertainment expense, gain from disposal of PRC property, exempt interest income and other non-deductible expenses.

Deferred income tax liabilities (assets) are as follows:

	As of March 31,
	2024	2025
	$	$
Deferred tax assets:
Property, plant and equipment	64	45
Other social benefits	-	46
Lease liabilities	171	52
Tax loss carry forwards	720	918
Total deferred tax assets	955	1,061
Valuation allowance	(792)	(995)
Total deferred tax assets, net of valuation allowance	163	66

Deferred tax liabilities:
Operating lease right-of-use assets	(163)	(66)
Total deferred tax liabilities	(163)	(66)
Net deferred tax (assets) / liabilities	-	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	INCOME TAXES - continued

Movement of valuation allowances are as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$

At the beginning of the year	494	469	792
Current year (reduction) addition	(25)	323	203
At the end of the year	469	792	995

A valuation allowance has been provided on the deferred tax asset because the Group believes it is not more than likely that the asset will be realized. As of March 31, 2024 and 2025, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforward and deferred deductible expenses, as the management determined that the net operating loss carryforward and deferred deductible expenses were not more likely than not to be utilized. If events occur in the future that allows the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of March 31, 2024, tax losses amounted to approximately $4,270. As of March 31, 2024, the other tax losses carried forward of $4,093, may be carried forward indefinitely.

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Considering the future strategic development, the Company will not re-apply for the HNTE certificate for Nissin SZ when the prior certificate expires at December 31, 2024.

Total net operating losses (NOLs) carryforward of the Company's subsidiary in mainland China is $368 as of March 31, 2025. As of March 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2034, if not utilized. The NOLs carryforward of the Company's subsidiaries in Hong Kong is $5,370 as of March 31, 2025, which can be carried forward without an expiration date. In addition, the NOLs carryforward of the Company's subsidiary in Myanmar is $62. As of March 31, 2025, net operating loss carryforwards from Myanmar will expire on March 31, 2027.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of March 31, 2025, a $995 valuation allowance has been established.

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

The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2024 and 2025, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2018 to 2025 remain subject to examination by the Hong Kong tax authority. For PRC, fiscal years 2015 to 2025 remain subject to examination by the PRC tax authority. For Myanmar, fiscal years 2021 to 2025 remain subject to examination by Myanmar tax authority.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2024	2025
	$	$

Cash on hand	6	11
Bank deposits	6,595	5,961
Total Cash and cash equivalents	6,601	5,972

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2024	2025
	$	$

Accounts receivable	1,296	1,131
Less: allowance for expected credit losses	(43)	(109)
Total accounts receivable, net	1,253	1,022

Details of the movements of the expected credit loss provision are as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$

At beginning of year	51	554	43
Provision (reversal) for the year	503	(511)	66
At end of year	554	43	109

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

6.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2024	2025
	$	$

Raw materials	1,067	789
Work in progress	197	138
Finished goods	302	219
Total Inventories	1,566	1,146

Slow moving inventories amounting to $67, $86 and $71 were written off during the years ended March 31, 2023, 2024 and 2025, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2024	2025
	$	$

Prepaid expenses	116	132
Payment in advance	47	4
Deposits	3	207
Other	60	87
Less: allowance for expected credit losses	-	-
Total prepaid expenses and other current assets, net	226	430

Details of the movements of the expected credit loss provision are as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$

At beginning of year	1	2	-
Provision (reversal) for the year	1	(2)	-
At end of year	2	-	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2024	2025
	$	$
At cost:
Machinery and equipment	11,036	11,122
Furniture and fixtures	79	79
Leasehold improvements	816	743
Motor vehicles	151	151
Total	12,082	12,095
Less: Accumulated depreciation and impairment	(11,747)	(12,001)
Less: Impairment loss	(335)	-
Property, plant and equipment, net	-	94

Depreciation expense incurred for the years ended March 31, 2023, 2024 and 2025 were $209, $159 and $9, respectively.

For the year ended March 31, 2024, as the estimated undiscounted future cash flows are less than the carrying value of property, plant and equipment, an impairment loss of $335 was recognized. Income approach was used to measure the fair value of assets and liabilities. Impairment loss was recognized as the adverse changes in the business climate negatively impacted the Group’s business operations.

No impairment of property, plant and equipment was recognized during the years ended March 31, 2023 and 2025.

During the fiscal year ended March 31, 2025, the company sold an apartment located in Shenzhen, China for net proceeds of $333 after transaction taxes.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2024 and 2025 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2024	2025
	$	$
The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)
Investments in equity investees reported in the consolidated balance sheets	-	-

As of March 31, 2024 and 2025, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2024 and 2025.

10.	Accrued expenses, other current liabilities and LONG TERM ACCRUED EXPENSES

Accrued expenses, other current liabilities and long term accrued expenses consisted of the following:

	As of March 31,
	2024	2025
	$	$

Accrued payroll	198	76
Accrued housing allowance	155	200
Accrued other social benefits	979	486
Defined benefit obligation	23	23
Deposits received from customers	10	10
Accrued audit fee	220	179
Others	244	323
	1,829	1,297
Less: Long term accrued expenses	40	23
Current portion	1,789	1,274

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	Accrued expenses, other current liabilities AND LONG TERM ACCRUED EXPENSES - continued

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2025. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate. During the year ended March 31, 2025, an adjustment to the liabilities $390 and $103 were recognized in the cost of sales and selling, general and administrative expenses, respectively. It was based on the management reassessment of the number of staffs of the employment termination plan. The Group allocated the amount of adjustment to the liabilities $299 and $194 to the two reportable segments Metal stamping and Mechanical OEM and Electric OEM, respectively. The Group allocated the total amount of costs expected to be incurred in the employment termination $295 and $191 to the two reportable segments Metal stamping and Mechanical OEM and Electric OEM, respectively.

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

11.	LEASES

On March 21, 2023, the Group entered into a lease agreement for executive and administrative offices in Hong Kong, under a three-year lease that expire in March 2026.

On March 1, 2023, the Group entered into lease agreements for factory space and dormitories located in Shenzhen, China that expire in February 2026.

On March 29, 2019, the Group entered into a lease agreement for factory space located in Yangon, Myanmar that expire in March 2069. The lease for the factory space has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $4.8 per month as of March 31, 2025).

During the year ended March 31, 2019, Kayser Myanmar has paid Konig Company $950 as prepaid rent under the lease, approximately 12 years of rental payments.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

11.	LEASES – continued

In January 2024, Kayser Myanmar has further advanced $123 (equivalent to MMK 259 million) as prepaid rent under the lease, approximately 2 years of rental payments, the Group subsequently measured the lease liability, with an adjustment to the corresponding ROU asset. Accordingly, lease liabilities were decreased by $53 and ROU asset was increased by $70.

For the year ended March 31, 2024, as the estimated undiscounted future cashflows are less than the carrying value of ROU assets, an impairment loss of $527 was recognized. Income approach was used to measure the fair value of assets and liabilities. Impairment loss was recognized as the adverse changes in the business climate negatively impact the Group’s business operations. No impairment of ROU assets was recognized during the years ended March 31, 2023 and 2025.

	2023		2024		2025
	$		$		$

Operating lease cost	888	*	696	*	689	*
Weighted Average Remaining Lease Term - Operating leases	8.15 years		8.77 years		8.75 years
Weighted Average Discount Rate - Operating leases	7.56%^		8.06%^		8.14%^

*	Included unconditional government subsidy $247, $nil and $nil for factory space and dormitories located in Shenzhen in 2023, 2024 and 2025 respectively.

^	The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2025:

Operating leases
$
Year ending March 31,
2026	641
2027	42
2028	-
2029	-
2030	-
Thereafter	1,213
Total undiscounted cash flows	1,896
Less: imputed interest	(1,086)
Present value of lease liabilities	810

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	GOVERNMENT GRANTS AND SUBSIDIES

Government subsidies received during the years ended March 31 2023, 2024 and 2025 are as follows. These subsidies are mainly related to the relief for COVID-19 pandemic provided by governments, and are accounted for in the consolidated statements of operations by offsetting the specific expenses or including in other income when received.

	Year ended March 31,
	2023	2024	2025
	$	$	$
Rental payment for factory space and dormitories located in Shenzhen (offset against cost of sales)	247	-	-
Salaries of Hong Kong employees (offset against selling, general and administrative expenses)	62	-	-
Employment subsidy (included in other income)	-	0	-
Total	309	0	-

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

No government grants or subsidies was received during the year ended March 31, 2025.

13.	LONG-TERM LOAN RECEIVABLE

Long-term loan receivable represents loans to the managing director of a subsidiary with a fixed interest rate of 8% per annum and loan periods of 36 months, repayable by March 30, 2026 to March 30, 2027. The loan receivables principal and interest are expected to be repaid on the loan maturity date. Interest income of $8 was receivable for each of the years ended March 31, 2023, 2024 and 2025.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2024 and 2025, the Group did not have commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment.

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

Subsequently during the year ended March 31, 2024, the off-balance sheet credit facility was terminated with mutual consent and the credit term was changed to 30 days after invoice date. As of March 31, 2024 and 2025, the Group did not have any off-balance sheet exposure to this customer.

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

The Company declared three dividend payments during the fiscal year ended March 31, 2025: a dividend of $0.05 per share that was paid on May 3, 2024, a dividend of $0.02 per share that was paid on October 11, 2024 and a dividend of $0.05 per share that was paid on December 24, 2024.

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

Accounts receivable from the four customers with the largest receivable balances or customers that individually comprised 10% or more of receivable balance as of March 31, 2024 and 2025 are as follows:

	Percentage of
	accounts receivable
	2024	2025
	%	%

Customer D	10.7	32.9
Customer C (note f)	21.8	25.4
Customer B (note e)	22.1	21.5
Customer A.	28.4	***
Four largest receivable balances	83.0	79.8

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2023, 2024 and 2025 are as follows:

	Year ended March 31,
	2023	2024	2025
	%	%	%

Customer C (note b, note f)	33.0	34.4	41.2
Customer B (note a, note e)	35.3	24.0	31.9
Customer D (note a)	16.5	11.2	15.4
Customer E (note a)	11.9	10.7	***
Customer A (note c, note d)	***	12.9	***
	96.7	93.2	88.5

Notes:

(a)	Sales to these customers were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.
(b)	Sales to this customer was reported in the Metal Stamping operating segment.
(c)	Sub-contracting income received was reported in Electric OEM operating segment.
(d)	Customer A is the same entity as Supplier E below.
(e)	Customer B is the same entity as Supplier D below.
(f)	Customer C is the same entity as Supplier A below.
***	Represented not reaching 10% threshold in the respective years.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS - continued

Accounts payable to suppliers that individually comprised 10% or more of accounts payable balance as of March 31, 2024 and 2025 are as follows:

	Percentage of
	accounts payable
	2024	2025
	%	%
Supplier A (note i)	10.9	19.7
Supplier E (note h)	11.5	15.5
Supplier F	11.0	***
Supplier D (note g)	24.2	***
Supplier B	***	***
	57.6	35.2

Suppliers accounting for 10% or more of net purchases for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Year ended March 31,
	2023	2024	2025
	%	%	%

Supplier A (note i)	***	10.7	19.3
Supplier C	11.3	***	16.2
Supplier B	10.3	***	***
	21.6	10.7	35.5

Notes:

(a)	Supplier D is the same entity as Customer B above.

(b)	Supplier E is the same entity as Customer A above.

(c)	Supplier A is the same entity as Customer C above.

***	Represented not reaching 10% threshold in the respective years

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

18.	FOREIGN CURRENCY EXCHANGE RISK

The Group receives revenue primarily in U.S. dollars. Payments are made in U.S. dollars, Hong Kong dollars, Chinese Renminbi, Euro and Myanmar Kyat. Currency exchange rate fluctuations affect the Group’s operating costs, and also affect the price the Group receives for the products that it sells. Most of the Group’s net sales are to Europe and to the U.S. In order to mitigate the currency exchange rate risks related to changes in the value of the U.S. dollar, the Group has requested its European customers to pay in U.S. dollars, and from fiscal 2024, substantially all of the Group’s European customers did so. In addition, the Group has entered into agreements with certain of its larger European customers that permit the Group’s prices to be adjusted every three months to account for currency fluctuations.

The Group does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future.

19.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for years indicated:

	Year ended March 31,
	2023	2024	2025
	$	$	$
Net (loss) income attributable to Highway Holdings Limited’s shareholders, basic and diluted	(294)	(959)	106

Shares:
Weighted average common shares used in computing basic net (loss) income per share	4,070,524	4,373,236	4,401,825
Dilutive stock option	-	-	-
Weighted average common shares used in computing diluted net (loss) income per share	4,070,524	4,373,236	4,401,825

Net (loss) income per share, basic	(0.07)	(0.22)	0.02
Net (loss) income per share, diluted	(0.07)	(0.22)	0.02

For the years ended March 31, 2024 and 2025 stock options to purchase 195,000 shares and nil shares of the Company’s stock were excluded respectively from the EPS calculation, as their effects were anti-dilutive.

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

As of March 31, 2025, $23 (2024: $23) was recognized as defined benefit obligation. Upon initiation of the plan during March 31, 2024, the amount is fully recognized as prior service cost.

The Group also operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group. The MPF is available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on each employee’s relevant compensation, subject to a cap of HK$1,500 (equivalent to $0.19) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $52, $44 and $39 for the years ended March 31, 2023, 2024 and 2025, respectively.

The Group’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $90, $86 and $118 for the years ended March 31, 2023, 2024 and 2025, respectively.

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.004) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $4, $3 and $3 for the years ended March 31, 2023, 2024 and 2025, respectively.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong, China and Myanmar amounted to $146, $156 and $120 for the years ended March 31, 2023, 2024 and 2025, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES

The Group has adopted the “2010 Stock Option and Restricted Stock Plan” (the “2010 Option Plan”). The 2010 Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of common shares subject to the option and the option’s exercisability. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. Under the 2010 Option Plan, the Group is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. All options and restricted shares under the 2010 Option Plan have been granted before its expiry in 2020.

On June 20, 2020, the Group has adopted the “2020 Stock Option and Restricted Stock Plan” (the “2020 Option Plan”). Under the 2020 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 500,000 shares. The 2020 Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of common shares subject to the option and the option’s exercisability. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2020 Option Plan is five years. Upon the approval by the Company’s shareholders in the annual general meeting held in October 2024, the total number of shares available under the 2020 Option Plan have been increased to 1,000,000 shares.

Stock Options Issued to Directors and Key Employees

No options were granted for the years ended March 31, 2023, 2024 and 2025 under the 2020 Option Plan.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

A summary of stock option activity during the years ended March 31, 2023, 2024 and 2025 is as follows:

			Weighted
		Weighted	average
	Number of	average	remaining
	stock	exercise	contractual
	options	price	life (years)
		$

Outstanding as of April 1, 2022	350,000	1.97	2.36
Exercised	(50,000)	-	-
Cancelled	(75,000)	-	-
Outstanding as of March 31, 2023	225,000	1.97	1.36
Exercised	(30,000)	-	-
Cancelled	-	-	-
Outstanding as of March 31, 2024	195,000	1.97	0.36
Exercised	-	-	-
Expired	(195,000)	-	-
Outstanding as of March 31, 2025	-	-	-
Exercisable as of March 31, 2024	195,000	1.97	0.36
Exercisable as of March 31, 2025	-	-	-

The aggregate intrinsic values of the stock options outstanding as of March 31, 2024 and 2025 were $25 and $nil, respectively. The intrinsic values of the stock options at March 31, 2024 are the amount by which the market value of the Company’s common stock of $2.10 as of March 28, 2024 exceeds the exercise price of the option. As of March 31, 2025, there are no share options exercisable.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

Restricted Shares Issued to Directors and Key Employees

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

No restricted shares were granted for the years ended March 31, 2023 and 2025 under the 2020 Option Plan.

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

As of March 31, 2025, the Group has assessed that it is probable that the first merger and/or acquisition project can be accomplished within five years of the date of grant. Accordingly, 100,000 (2024: 100,000) of the restricted shares are considered probable to vest and compensation expense of $39 (2024: $34) was recognized for the year ended March 31, 2025.

The restricted shares granted under the 2010 Option Plan and the 2020 Option Plan resulted in a compensation expense of $89, $58 and $61 for the years ended March 31, 2023, 2024 and 2025 respectively, which is included in selling, general and administrative expenses.

As of March 31, 2023, 2024 and 2025, there were respectively $109, $572 and $509 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan and the 2020 Option Plan. The cost was expected to be recognized over a weighted-average period of 1.36, 2.73 and 3.08 years respectively.

As of March 31, 2023, 2024 and 2025, the Company has the right to repurchase 190,000, 475,000 and 300,000 restricted shares respectively at a price of $0.01 per share when restricted shares be forfeited and reconveyed to the Company.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

21.	STOCK OPTIONS AND RESTRICTED SHARES - continued

A summary of restricted shares activity during the years ended March 31, 2024 and 2025 is as follows:

	Number of	Weighted
	non-vested	Average
	restricted shares	grant date fair value
		$

Outstanding as of April 1, 2023	190,000	2.13
Granted	300,000	-
Forfeited	(15,000)	-
Outstanding as of March 31, 2024	475,000	1.95
Vested	(175,000)	-

Outstanding as of March 31, 2025	300,000	1.94

22.	SEGMENT INFORMATION

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

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Metal stamping and Mechanical OEM	Electric OEM	Corporate	Consolidated
Fiscal year ended March 31, 2025
Revenues:
Sales of products	$4,500	2,912	-	7,412
Sub-contracting income	-	-	-	-
Total revenue	4,500	2,912	-	7,412
Cost	3,077	1,865	-	4,942
Gross Profit	1,423	1,047	-	2,470
Operating expenses:
Selling, general and administrative expenses	1,749	1,149	107	3,005
Impairment of property, plant and equipment	-	-	-	-
Impairment of operating lease right of use assets	-	-	-	-
Total operating expenses	1,749	1,149	107	3,005
Segment loss	$(326)	(102)	(107)	(535)
Reconciliation of segment profit or loss
Exchange gain, net				124
Interest income				203
Other income				22
Gain on disposal of property, plant and equipment				333
Income before income taxes				147

Other segment information:
Depreciation expense	$6	3	-	9
Capital expenditure	62	39	-	101

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

	Metal stamping and Mechanical OEM	Electric OEM	Corporate	Consolidated
Fiscal year ended March 31, 2024
Revenues:
Sales of products	$3,474	2,029	-	5,503
Sub-contracting income	-	818	-	818
Total revenue	3,474	2,847	-	6,321
Cost	2,719	1,894	-	4,613
Gross Profit	755	953	-	1,708
Operating expenses:
Selling, general and administrative expenses	1,158	1,210	109	2,477
Impairment of property, plant and equipment	190	145	-	335
Impairment of operating lease right of use assets	302	225	-	527
Total operating expenses	1,650	1,580	109	3,339
Segment loss	$(895)	(627)	(109)	(1,631)
Reconciliation of segment profit or loss
Exchange gain, net				198
Interest income				248
Other income				30
Gain on disposal of property, plant and equipment				16
Loss before income taxes				(1,139)

Other segment information:
Depreciation expense	$89	70	-	159
Capital expenditure	65	53	-	118

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

	Metal stamping and Mechanical OEM	Electric OEM	Corporate	Consolidated
Fiscal year ended March 31, 2023
Revenues:
Sales of products	$6,654	3,588	-	10,242
Sub-contracting income	-	-	-	-
Total revenue	6,654	3,588	-	10,242
Cost	4,956	2,145	-	7,101
Gross Profit	1,698	1,443	-	3,141
Operating expenses:
Selling, general and administrative expenses	1,910	1,538	170	3,618
Impairment of property, plant and equipment	-	-	-	-
Impairment of operating lease right of use assets	-	-	-	-
Total operating expenses	1.910	1,538	170	3,618
Segment loss	$(212)	(95)	(170)	(477)
Reconciliation of segment profit or loss
Exchange gain, net				32
Interest income				87
Other income				38
Gain on disposal of property, plant and equipment				7
Loss before income taxes				(313)

Other segment information:
Depreciation expense	$137	72	-	209
Capital expenditure	60	32	-	92

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

	As of March 31,
	2024	2025
	$	$
Total assets:
Metal stamping and Mechanical OEM	5,486	5,041
Electric OEM	5,770	4,302
Corporate	62	211
Total assets	11,318	9,554

	As of March 31,
	2024	2025
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	-	57
Electric OEM	-	37
Total property, plant and equipment, net	-	94

For the year ended March 31, 2025, the Group did not recognize any impairment loss in Metal stamping and Mechanical OEM (2024: $190), and Electric OEM (2024: $145), respectively.

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2023	2024	2025
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	1,510	906	794
Europe	8,268	4,214	6,324
Other Asian countries	27	-	3
North America	437	1,201	291
Total revenue from contracts with customers	10,242	6,321	7,412

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	SEGMENT INFORMATION - continued

All of the Group’s property, plant and equipment are located in Hong Kong, China and Myanmar. The breakdown by geographic area is as follows:

	As of March 31,
	2024	2025
	$	$
Property, plant and equipment, net:
Hong Kong and China	-	83
Myanmar	-	11
Total property, plant and equipment, net	-	94

For the year ended March 31, 2025, the Group did not recognize any impairment loss of property, plant and equipment in Hong Kong and China (2024: $106), and Myanmar (2024: $229), respectively.

23.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2023, 2024 and 2025.

24.	SUBSEQUENT EVENT

The Group has evaluated events from the year ended March 31, 2025 through the date the financial statements were issued. The following subsequent event is disclosed.

On May 1, 2025, 150,000 restricted shares were granted to the directors and officers of the Company. The restricted shares will vest between April 1, 2028 and April 1, 2030, subject to continuous provision of services by the directors and officers to the Company.

* * * * * *