Form 20-F
period 2026-03-31
HIGHWAY HOLDINGS LTD
filed 2026-07-14
CIK 1026785

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026.

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,626,676 Common Shares were outstanding as of March 31, 2026.

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

ii

CONVENTIONS

Highway Holdings Limited is a British Virgin Islands holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to “the Company,” “we,” “us” or “our” refer collectively to Highway Holdings Limited and its consolidated subsidiaries, including its 84% owned subsidiary in Myanmar and its 51% owned subsidiary in Germany. References to “China” or “PRC” are to the People’s Republic of China, and references to “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Myanmar” are to the Republic of the Union of Myanmar. References to “Germany” are to the Federal Republic of Germany. Unless otherwise stated, all references to “dollars” or $ are to United States dollars. “RMB,” “Renminbi” or “yuan” are references to the legal currency of China. “MMK” or “Kyat” are to the legal currency of Myanmar. “€,” “EUR” or “Euro” are references to the single currency of the participating member states of the European Union, including Germany. The U.S. Securities and Exchange Commission is referred to in this annual report as the “SEC.”

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes our financial statements in United States dollars.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Holding Company Structure

Highway Holdings Limited is a British Virgin Islands holding company. As a holding company with no operations on its own, Highway Holdings Limited conducts all of its business operations through various subsidiaries formed and existing in Hong Kong, in the PRC, in Myanmar and in Germany. Our operations in Hong Kong are conducted by various Hong Kong subsidiaries (the “Hong Kong Subsidiaries”), and in China through Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a company that is registered in China and a wholly-owned subsidiary of one of our Hong Kong Subsidiaries. We conduct our operations in Myanmar through our 84% owned Myanmar subsidiary Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”). We conduct our operations in Germany through our 51% owned subsidiary Regent-Feinbau Adermann GmbH (“Regent-Feinbau”), a German-based manufacturer of precision sheet metal components and welded assemblies, which we acquired on March 1, 2026.

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

Acquisition of Regent-Feinbau Adermann GmbH

On March 1, 2026, the Company completed the acquisition of 51% of the outstanding shares of Regent-Feinbau from LeMALe Beteiligungs-GmbH (“LeMALe”). The total purchase price was €662,000, consisting of €612,000 paid in cash and €50,000 paid through the issuance of 64,851 Common Shares to LeMALe. Pursuant to the purchase agreement, the shares issued to LeMALe may not be sold, assigned, pledged or otherwise transferred until after March 31, 2027. LeMALe retained an option to acquire 1% of the outstanding shares of Regent-Feinbau at the original per-share purchase price if the Company intends to either (a) sell all or any of its Regent-Feinbau shares to a third party, (b) permanently shut down or relocate Regent-Feinbau’s business, (c) implement any capital measure that would result in a dilution of the Company’s shareholdings, or (d) take any action that would result in LeMALe holding less than 49% of the outstanding shares of Regent-Feinbau.

Regent-Feinbau was founded in 1949 and serves customers in the automotive, commercial vehicle, aerospace and industrial sectors, including OEMs and Tier 1 suppliers. Regent-Feinbau’s manufacturing capabilities include laser cutting and bending, forming technology, component assembly and advanced welding. The Company expects the acquisition to expand its manufacturing capabilities, diversify its customer and geographic base, and create additional growth opportunities in automotive and aviation markets. Matthias Bauer, the pre-acquisition Chief Executive Officer of Regent-Feinbau, will continue as Managing Director of Regent-Feinbau.

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

The Holding Foreign Companies Accountable Act

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. The HFCAA was further amended by the Consolidated Appropriations Act, 2023. The HFCAA requires the SEC to prohibit the trading of securities of any foreign company identified by the SEC as a “Commission-Identified Issuer” on any U.S. securities exchanges. The SEC has identified Highway Holdings Limited as a foreign company and as a Commission-Identified Issuer that could be de-listed from Nasdaq if we retain a foreign accounting firm that cannot be inspected by the Public Company Accounting Oversight Board (United States), or PCAOB, for two consecutive years, beginning in 2022. Our former independent registered public accounting firm, ARK Pro CPA & Co is located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities. On March 7, 2025, we appointed Marcum Asia CPAs LLP as our independent registered public accounting firm to replace ARK Pro CPA & Co, which is headquartered in New York. The appointment of Marcum Asia CPAs LLP, a U.S.-based accounting firm subject to regular PCAOB inspection, mitigates the risk of delisting under the HFCAA by ensuring that our auditor is not located in a jurisdiction that may deny PCAOB access.

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

Cash Flows Through Our Organization

Subject to the BVI Business Companies Act, the principal British Virgin Islands statute that governs our organizational matters, and our Amended and Restated Memorandum and Articles of Association, Highway Holdings’ board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend it will be able to pay its debts as they become due in the ordinary course of business and its assets exceed its liabilities. Since Highway Holdings is a holding company with no operations or independent source of income, Highway Holdings relies on dividends and other distributions on equity paid by its Hong Kong Subsidiaries for its cash and financing requirements. Under Hong Kong law, the Hong Kong Subsidiaries are permitted to provide funding to Highway Holdings through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Subsidiaries. To date, our Hong Kong Subsidiaries have from time-to-time paid dividends to Highway Holdings and to Highway Holdings’ shareholders, including to its U.S. shareholders. However, dividends that may be distributed to our shareholders are declared and paid at the discretion of our Board of Directors and depend upon, among other things, our results of operations, the anticipated future earnings, the success of our business activities, our capital requirements, and the general financial conditions. Accordingly, no assurance can be given that Highway Holdings will continue to pay dividends to the holders of its common shares in the future. See “Item 3. Key Information–D. Risk Factors– While The Company Has In The Past Paid Dividends, No Assurance Can Be Given That The Company Will Declare Or Pay Cash Dividends In The Future.” Highway Holdings may also transfer cash to its Hong Kong Subsidiaries. Highway Holdings may provide such funding to its Hong Kong Subsidiaries through loans or capital contributions without restrictions on the amount of the funds. For the fiscal years ended March 31, 2024, 2025, and 2026, our Hong Kong Subsidiaries have declared and distributed profits earned to Highway Holdings in the amounts of approximately $616,000, $492,000, and $nil respectively. For the fiscal years ended March 31, 2024, 2025, and 2026, Highway Holdings has not made any loans or capital contributions to its Hong Kong Subsidiaries.

Under currently applicable PRC laws, Nissin PRC can only pay dividends or make distributions to its parent company (a Hong Kong Subsidiary) out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends to us in foreign currencies without prior approval from SAFE, subject to compliance with certain procedures under PRC foreign exchange regulations. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 3. Key Information–D. Risk Factors– Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.” To date, Nissin PRC has primarily used its revenues and profits to fund its own internal operations, and has reinvested any profits that it has generated into its facilities and business. Accordingly, Nissin PRC does not make any cash distributions to our Hong Kong Subsidiaries. However, our Hong Kong Subsidiaries do, on an as needed basis, regularly transfer funds to Nissin PRC in USD to settle intercompany sales. For the fiscal years ended March 31, 2024, 2025, and 2026, our Hong Kong Subsidiary has transferred cash to Nissin PRC to settle intercompany sales in the amounts of approximately $2,160,000, $2,920,000, and $2,450,000 respectively.

Further, our Hong Kong Subsidiaries also, on an as needed basis, regularly transfer funds to Kayser Myanmar in USD to settle sub-contracting fees. For the fiscal years ended March 31, 2024, 2025, and 2026, our Hong Kong Subsidiary has transferred cash to Kayser Myanmar to settle sub-contracting fees in the amounts of approximately $325,000, $401,000 and $199,000 respectively. For the fiscal years ended March 31, 2024, 2025, and 2026, no intercompany loans were made. Beginning in April 2022, the Myanmar government has restricted the transfer of foreign currency abroad pursuant to Notification No. 12/2022 issued by the Central Bank of Myanmar, which requires any transfer from Myanmar of foreign currency abroad to be approved by the Foreign Exchange Supervisory Committee of Myanmar. See “Item 3. Key Information–D. Risk Factors– Our Ability To Transfer Funds From Our China And Myanmar Subsidiaries Is Limited by The Laws of China and Myanmar Respectively.”

On March 1, 2026, the Company acquired a 51% controlling interest in Regent-Feinbau, our German operating subsidiary. Subject to applicable German law and Regent-Feinbau’s organizational documents and shareholder arrangements, Regent-Feinbau may distribute profits to its shareholders, including the Company, in Euros. As a member state of the European Union and the Eurozone, Germany does not currently impose exchange control restrictions on the transfer of capital or the payment of dividends by Regent-Feinbau. However, because the Company owns 51% of Regent-Feinbau, distributions are subject to the rights of the minority shareholder and applicable German corporate law limitations, and any distribution requires that Regent-Feinbau have sufficient distributable profits. Because the acquisition was completed near the year end of fiscal 2026, Regent-Feinbau did not make any distributions to the Company, and the Company did not make any loans or capital contributions to Regent-Feinbau, during the fiscal year ended March 31, 2026 following the acquisition date.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company’s business and operations involve numerous risks, some of which are beyond the Company’s control, which may affect future results and the market price of the Company’s Common Shares. Investors should take into account the risks described below, and the other information contained in this annual report, when evaluating an investment in the Company.

Risks Related to Doing Business in China, Germany and Myanmar.

The Ongoing Civil War in Myanmar Has Negatively Affected, and May Continue to Negatively Impact, the Company’s Operations in Myanmar.

The Company operates two manufacturing and assembly facilities, one of which is located in Yangon, Myanmar. On February 1, 2021, Myanmar’s military seized control of the government, declared a state of emergency for the upcoming year, and reportedly placed the country’s civilian leader under house arrest. The U.S. State Department has concluded that the military takeover in Myanmar constituted a coup d’état. The military’s takeover resulted in widespread civil unrest, including in the area of Yangon in which the Company’s facilities are located, the devaluation of the Kyat, disruption to the existing banking system, and other restrictions. The military’s rule of Myanmar has been challenged by various rebel factions. The amount of hostilities between the government’s forces and those of the insurgents has increased significantly since the military takeover. While the fighting between the government and the insurgents has not directly affected the Company’s facilities or its other operations in Yangon, the ongoing war has indirectly affected some of the Company’s operations. While no closure of the Company’s Yangon facility was caused by civil unrest in fiscal years 2025 and 2026, the civil war has affected the existing and potential pool of employees of that facility. For example, as a result of the civil war, the Myanmar military has drafted young men into the army, which has caused many men to flee the country. This, in turn, has resulted in a reduction of possible employees. The future impact of the military takeover and the ongoing civil war on the Company’s operations in Myanmar remains uncertain as of the date of this report. Political instability, military activity, civil unrest, strikes, curfews, transportation disruptions, banking restrictions, utility interruptions, internet outages, import/export delays, employee safety concerns, currency instability, customer restrictions on Myanmar sourcing, or changes in local law could have a significant negative impact on our operations, increase costs, reduce production capacity, delay shipments, impair our ability to hire or retain employees, or damage our facilities. In fiscal year 2026, such issues have contributed to loss of business at our Yangon operations from two of our major customers. See also “Item 3. Key Information–D. Risk Factors–The Company Is Financially Dependent On A Few Major Customers.” Any significant disruption to our Yangon operations could materially and adversely affect our business, financial condition, results of operations and customer relationships.

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

In the fall of 2021, China enacted two laws — the Data Security Law and the Personal Information Protection Law. The Data Security Law sets up a framework that classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. The Personal Information Protection Law is China’s comprehensive legislation regulating the protection of personal information. The Cyberspace Administration of China (“CAC”) has published the Administration Measures for Cyber Data Security that authorizes the relevant government authorities to conduct a cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. We do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. We do not possess information on more than a million entities/individuals. Although we believe we currently are not required to obtain clearance from the CAC under the Administration Measures for Cybersecurity Review, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. While we do not believe that our Chinese subsidiary is subject to cybersecurity review or requires prior approval of the CAC or the China Securities Regulatory Commission (the “CSRC”), uncertainties still exist, the current laws, regulations or policies in China could change in the future, and China’s laws and regulations relating to cybersecurity, data security, privacy and personal information protection in particular continue to evolve.

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-Border Data Flows (the “2024 Cross-Border Data Provisions”), effective immediately, which supplement China’s Cybersecurity Law, Data Security Law and Personal Information Protection Law and take precedence over the CAC’s earlier cross-border data transfer rules, including the Measures for the Security Assessment of Outbound Data Transfer that took effect on September 1, 2022. The 2024 Cross-Border Data Provisions generally raised the thresholds for, and created additional exemptions from, the security assessment, standard contract and personal information protection certification requirements applicable to outbound data transfers. Among other things, for a data processor that is not a critical information infrastructure operator, a CAC security assessment is generally required only where the processor exports important data, the personal information of more than one million individuals (excluding sensitive personal information), or the sensitive personal information of more than 10,000 individuals, in each case on a cumulative basis within a calendar year, and certain data transfers necessary for international trade, cross-border manufacturing and human resources management are exempt from these mechanisms. Based on the nature and volume of the data we process, we do not believe these requirements currently apply to our operations. However, because these regulations remain subject to interpretation and continued implementation, we cannot assure you how they will be applied to us, and we face uncertainty as to whether, and to what extent, our cross-border data transfers may become subject to security assessment, standard contract, certification, filing or other regulatory requirements in the future.

On March 31, 2023 the CSRC’s new Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and certain supporting guidelines (collectively the “New Overseas Listing Rules”) went into effect. Among other things, these new regulations provide that certain PRC domestic companies seeking to offer and list securities, either directly or indirectly, in overseas markets, must file with the CSRC an application for an overseas offering or listing. Because these regulations remain subject to interpretation and continued implementation, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules, on a timely basis or at all. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to become worthless. Failure to comply with these laws may lead to fines and penalties from the Chinese government and could have a significant negative impact on Company’s business operations. As of the date of this annual report, we are not engaged in any activities relating to the offer and sale of our securities.

If Chinese authorities determine that our data processing activities, information systems, customer data, supplier data, employee data, products, overseas listing status, or future securities offerings are subject to cybersecurity review, data export assessment, security assessment, filing or other regulatory requirements, we may incur additional compliance costs or experience business disruption. We may also be required to change our data practices, localize data, restrict data transfers, enhance cybersecurity controls, or obtain approvals. Any failure to comply with applicable Chinese cybersecurity, data security or personal information protection requirements could result in penalties, regulatory investigations, operational restrictions, reputational harm, or a material adverse effect on our business and results of operations.

Changing Internal Fiscal, Regulatory and Political Conditions Continue to Negatively Affect the Company’s Operations in China.

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

Political Or Trade Controversies Between China and the United States Could Harm the Company’s Operating Results or Depress the Company’s Stock Price.

Relations between the U.S. and China have during the past few years been strained as a result of various economic and geopolitical disputes between the countries. The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs, export controls, import restrictions, sanctions, restrictions on technology transfers, and other trade-related measures affecting certain industries. Recent tariffs announced by the U.S. administration include tariffs on imports from China, as well as on imports of certain specific goods and materials. The administration also announced the imposition of a reciprocal tariff policy on most imports subject to certain specified exclusions, that applies a baseline rate of duty. It is unknown whether and to what extent these new tariffs will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions would have on us or our industry.

Although the Company exports less than 8% of its products to the U.S., and the Company does not import raw materials from the U.S., the political and trade tensions between China and the U.S. could negatively affect the Company’s operations in China and its ability to transact with U.S. customers. If any new tariffs, customs restrictions, export controls, import bans, sanctions, supply-chain restrictions, changes in trade policy, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to, among other things, ongoing U.S. and foreign trade tensions or in response to the imposition of retaliatory tariffs from other countries, such changes could have an adverse effect on our business, results of operations and financial condition, including through increases in our costs, reduction in customer demand, requiring customers to change sourcing decisions, delaying shipments, or making our products less competitive. Even if such measures do not apply directly to us, they may affect our customers, suppliers, logistics providers, or end markets.

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

Wages in China and Myanmar in general, and in Shenzhen in particular, have significantly increased during the past few years. Increases in wages have also resulted in increases in employer contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. These increases in the cost of labor will continue to increase the Company’s operating costs, will reduce the Company’s gross margins, and may continue to result in the loss of customers who may seek, and are able to obtain, comparable products and services in lower-cost regions of the world or from certain local Chinese or Myanmar companies that receive governmental support of subsidies.

The Company May Be Subject to Significant Employee Termination Payment Obligations in China and Myanmar.

Under China’s labor laws, the Company’s local employees are entitled to receive significant employment termination payments if the Company terminates their employment. Although the Company’s potential liability with respect to such termination payments has gradually reduced over time due to employees resigning or retiring, any mass layoff could trigger the sudden payment of the entire severance payment obligation. Under Myanmar’s labor laws, depending on the length of an employee’s employment with the Company, the Company’s Myanmar employees may be entitled to receive severance payments upon termination of their employment contract with the Company. Any significant increase in wages, benefits, social welfare contributions, severance obligations, employee turnover, labor shortages, or labor disputes could increase our operating costs, reduce margins, impair production, or materially adversely affect our results of operations. While the Company has been accruing these severance payments as a liability on its financial statements (as of March 31, 2026, the Company accrued approximately $492,000 of severance liabilities), the sudden obligation to pay all of these accrued amounts could result in a significant decrease in the Company’s cash reserves.

The Company’s Leases in China and Germany Could Subject the Company to Substantial Future Risks and Costs.

The Company’s engineering, research and development, and its automated manufacturing facilities are currently located in Long Hua, Shenzhen, China. In February 2026 the Company extended its leases for much of this facility until February 28, 2028. Due to the increasing rental rates and changes in the local regulatory environment that disfavors manufacturing facilities, it is uncertain whether the Company will be able to renew its lease in 2028 on acceptable terms, or at all. If the Company cannot, or does not, renew its Shenzhen lease, the Company will incur significant costs to relocate its facilities, and its operations could be significantly disrupted. In addition, the termination of the Shenzhen leases may require the Company to terminate or relocate its Shenzhen employees farther away from its current location, which events would trigger the Company’s significant severance payment obligations to its remaining China-based employees.

Regent-Feinbau, the Company’s German manufacturing subsidiary, leases its current factory under a lease that expires in August 31, 2028. As a result of significant rent increases indicated by the landlord, management has determined not to renew the lease on its current terms. The Company has not yet identified a replacement location. If the Company is unable to secure suitable replacement premises on acceptable terms, or at all, the Company will incur significant costs to relocate Regent-Feinbau’s operations, and those operations could be significantly disrupted, which could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company’s Myanmar Subsidiary Faces Various Risks Related to Its Operations in an Underdeveloped Country.

The Company’s labor-intensive manufacturing operations are currently conducted in Yangon, Myanmar (formerly Burma). The Company currently owns 84% of Kayser Myanmar, a foreign company authorized to operate in Myanmar. Kayser Myanmar operates from a factory facility in Yangon. The Company has also transferred a substantial portion of its non-automated manufacturing equipment from its Shenzhen, China, operations to the Kayser Myanmar facilities to enable the Myanmar company to assemble and manufacture more of the Company’s products in Myanmar. However, operating in an underdeveloped country such as Myanmar is subject to numerous risks and uncertainties. These risks include strikes, the potential of the Company’s employees being drafted to serve in the Myanmar military, lack of infrastructure, uncertain rules and regulations, unpredictable access to utilities (including electricity), lack of government response to emergencies and disasters, cultural and political issues with local governmental authorities, antiquated banking systems, and the lack of international financing expertise. See also “Item 3. Key Information–D. Risk Factors–The Ongoing Civil War in Myanmar Has Negatively Affected, and May Continue to Negatively Impact, the Company’s Operations in Myanmar.” and “Item 3. Key Information–D. Risk Factors–The Company Is Financially Dependent On A Few Major Customers.”

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

The Increasing Rate of Inflation, Particularly in Myanmar, May Negatively Impact Our Operations.

The rate of inflation in Myanmar has noticeably increased, in particular following the control of Myanmar’s government by its military. Inflation in Myanmar was estimated to be more than 26% per annum in 2024 and more than 22% per annum in 2025. The inflation rate in Myanmar appears to be at a similar level in 2026 compared to 2025. As a result, employee compensation and other operating expenses in Myanmar could significantly increase. Although the rate of inflation in China has been relatively modest recently, we can provide no assurance that our operations in China and Hong Kong will not be affected in the future by higher rates of inflation. Inflation could materially affect our financial performance by increasing our operating costs and expenses, including employee compensation and the cost of raw materials. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

Funds held in China or Myanmar may not be available to fund operations or for other use outside those jurisdictions due to legal restrictions, foreign exchange controls, governmental approvals, banking restrictions, tax rules, local political conditions, or other limitations. To date, profits generated by Nissin PRC have mostly been reinvested in the Shenzhen factory’s operations, and we have not relied on dividends or other distributions from Nissin PRC or Kayser Myanmar to fund our operations outside of China or Myanmar respectively. However, any limitation on the ability of Nissin PRC or Kayser Myanmar to pay dividends or make other kinds of payments to us in the future could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, satisfy obligations, or otherwise fund and conduct our business.

Risks Related to the Company’s Operations, Structure and Strategy.

The Company Is Financially Dependent On A Few Major Customers.

During the years ended March 31, 2026 and 2025 the Company’s aggregate sales to its three largest customers accounted for approximately 80.4% and 88.5% of net sales respectively. While there are material benefits to limiting its customer base to a few, large, well-established and financially strong customers, having fewer customers also has significant risks. The Company’s success will depend to a significant extent on maintaining its major customers and on the businesses of its major customers. The Company could be materially adversely affected if it loses one or more of its major customers or if the business and operations of its existing major customers decline.

In addition, a substantial portion of the Company’s sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company’s liquidity. As of March 31, 2026 and 2025, accounts receivable from the three customers with the largest receivable balances at year-end represented, in the aggregate, 74.8% and 79.8% of the total outstanding receivables, respectively.

In fiscal 2026, two of the Company’s major customers significantly reduced orders that had been manufactured at the Myanmar facility. As a result, the Company significantly reduced manufacturing activity at its Myanmar facility and downsized its Myanmar headcount. See also “Item 3. Key Information–D. Risk Factors–The Ongoing Civil War in Myanmar Has Negatively Affected, and May Continue to Negatively Impact, the Company’s Operations in Myanmar.”

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

Fluctuating Shipping Costs and Disruptions in Shipping Could Materially and Adversely Affect Our Business and Operating Results.

Our foreign based customers purchase the products that we manufacture for them in Germany, China and Myanmar based on an expectation of timely delivery at a reasonable transportation cost. Generally, we ship most of our products from the ports in Hong Kong, Shenzhen, China and Yangon, Myanmar to their final destinations, mostly in Europe, and our customers bear the transportation costs of their products. Certain of our customers also transport their products by air. During the past few years, the shipping costs and availability of shipping containers have fluctuated wildly. In recent years, there have been global shipping and logistics crises resulting in lengthy port wait times and a very significant spike in shipping costs. While shipping costs have moderated and returned to pre-COVID-19 levels, shipping costs remain volatile. Delays in the transportation of products and significant increases in shipping costs could adversely affect our customers production schedules and production costs. These factors, in turn could cause our customers to consider using suppliers closer to their facilities or even manufacturing those products themselves at their own domestic facilities. The loss of customers because of international transportation disruptions and cost fluctuations could have a material adverse effect on our business and operating results. No assurance can be given that our customers will continue to purchase our products if the delays in delivery and major shipping price increases return.

The ongoing conflict involving Iran and related disruption in the Middle East, including risks relating to the Strait of Hormuz, could adversely affect our supply chain, shipping costs, energy costs, customer demand and results of operations.

The ongoing conflict involving Iran, the United States, Israel and other regional actors, and related instability in the Middle East, have created significant uncertainty for global trade, shipping routes, energy markets, insurance markets and supply chains. The Strait of Hormuz is a critical maritime route for global energy shipments, and disruptions, restrictions, attacks, threats of closure, navigational interference, increased military activity, sanctions, vessel rerouting, or increased war-risk insurance costs affecting the Strait of Hormuz or nearby waters could materially affect the cost and availability of energy, shipping, raw materials and components.

Although we do not currently operate facilities in the Middle East, our business and manufacturing operations depend on global supply chains, international customers and suppliers, ocean freight, air freight, fuel, electricity, raw materials, components and customer demand in Europe, Asia and other markets. Any escalation, continuation or recurrence of the conflict could increase freight rates, insurance costs, fuel prices, energy costs, raw material prices, component costs and lead times; reduce the availability of shipping capacity; delay delivery of raw materials or finished products; disrupt customer production schedules; reduce customer demand; impair the ability of customers or suppliers to perform their obligations; or increase inflationary pressures in the markets in which we operate.

In addition, the conflict may result in sanctions, export controls, import restrictions, banking restrictions, payment delays, cybersecurity threats, or other government actions that could affect our customers, suppliers, logistics providers or financial counterparties, even if such actions do not apply directly to us. We may not be able to pass increased costs on to customers, and any prolonged disruption to global shipping, energy markets or customer demand could materially and adversely affect our business, financial condition, results of operations and cash flows.

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

The Company Faces Significant Competition from Numerous Larger, Better Capitalized, and International Competitors.

The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third-party manufacturers and from the in–house manufacturing capabilities of existing customers. Many of the larger, international competitors also operate competing facilities in Shenzhen, China, while others have also established manufacturing facilities in other low-cost manufacturing countries, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper. Many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. If we are unable to provide comparable manufacturing services and high-quality products at a lower cost than the other companies in our market, our net sales could decline. In addition, many of our local competitors in China receive ongoing financial support or subsidies from central and local government authorities, which they may use to undercut our prices and to invest in advanced machinery and equipment that increases their production efficiency. Because we do not receive comparable government support, these competitors may be able to compete more effectively on price and capacity, which could cause us to lose customers or sales, reduce our margins, and materially and adversely affect our business and results of operations.

We Previously Identified Material Weaknesses In Our Internal Control Over Financial Reporting. Although We Believe These Material Weaknesses Have Been Remediated, If We Fail To Maintain An Effective System Of Internal Control Over Financial Reporting, Our Ability To Accurately And Timely Report Our Financial Results Or Prevent Fraud May Be Adversely Affected, And Investor Confidence And The Market Price Of Our Common Shares May Be Adversely Impacted.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires every public company to include a management report on such company’s internal control over financial reporting in its annual report, which report contains management’s assessment of the effectiveness of our internal control over financial reporting.

In connection with the preparation and external audit of our consolidated financial statements for the year ended March 31, 2025, we and our independent registered public accounting firm identified material weaknesses related to internal control over financial reporting in respect of our operations in Myanmar. During the fiscal year ended March 31, 2026, we implemented remediation measures designed to address these material weaknesses, as described under “Item 15. Controls and Procedures.” Based on the implementation and testing of these remediation measures, management has concluded that the previously identified material weaknesses have been remediated and that our internal control over financial reporting was effective as of March 31, 2026.

The material weaknesses previously identified as of March 31, 2025 were that: (i) we did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements; and (ii) we did not have appropriate and adequate policies and procedures in place to evaluate the proper accounting and disclosures of key transactions and documents. Although management has concluded that these material weaknesses have been remediated as of March 31, 2026, we cannot assure you that we will not identify additional material weaknesses or control deficiencies in the future. Any failure to maintain effective internal control over financial reporting could result in inaccuracies in our consolidated financial statements, impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis, and, as a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected.

Fluctuations in Foreign Currency Exchange Rates Will Continue to Affect the Company’s Operations and Profitability.

Because the Company engages in international trade and operates using five different currencies, the Company is subject to the risks of foreign currency exchange rate fluctuations. The Company’s operations are based in the PRC, Hong Kong, Myanmar and, following the acquisition of Regent-Feinbau on March 1, 2026, Germany. Because most of the Company’s customers are located outside of these markets (primarily in Europe and in the U.S.), the Company makes and/or receives payments in various currencies (including U.S. dollars, Hong Kong dollars, RMB and Euros), and pays its expenses in U.S. dollars, RMB, Hong Kong dollars, MMK and Euros. As a result, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. For example, the Company realized currency exchange gains of approximately $22,000 and $124,000 in the fiscal years ended March 31, 2026 and 2025, respectively. Notwithstanding its exposure to currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. No assurance can be given that the Company will not suffer future currency exchange rate losses that will materially impact the Company’s financial results and condition.

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

Acquisitions Or Strategic Investments May Not Be Successful And May Harm The Company’s Operating Results.

The Company has in the past acquired, invested in, or entered into strategic arrangements with other companies in China, Myanmar and Germany. In order to expand its business, the Company believes that it may, once again, have to expand its operations in countries other than China and Myanmar, which may include the need to acquire and/or invest in foreign businesses or entities. Such acquisitions or strategic investments could have a material adverse effect on the Company’s business and operating results because of:

●	The assumption of unknown liabilities, including employee obligations.

●	The Company could incur significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

●	The Company’s operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

●	The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with its operations.

●	To the extent that the Company uses its cash resources to acquire or establish any future foreign operations, the Company’s cash reserves could be depleted.

●	Future acquisitions could divert the Company’s management’s attention to other business concerns.

●	The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

●	The restrictions on the transfer of funds across borders or repatriation of earnings.

●	The Company may have to obtain approval from governmental authorities in order to comply with applicable laws.

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

We may not realize the expected benefits of our acquisition of Regent-Feinbau, and the acquisition may expose us to integration, operational and financial risks.

On March 1, 2026, we completed the acquisition of 51% of the outstanding shares of Regent-Feinbau, a German-based manufacturer of precision sheet metal components and welded assemblies. We expect the acquisition to expand our manufacturing capabilities, diversify our customer base and provide growth opportunities in the automotive and aviation industries. However, we may not realize these anticipated benefits on the timeline expected, or at all.

The success of the acquisition will depend on, among other things, our ability to integrate Regent-Feinbau into our group, coordinate operations across Germany, Hong Kong, China and Myanmar, retain key management and employees, maintain relationships with Regent-Feinbau’s customers and suppliers, manage regulatory and compliance obligations in Germany and the European Union, and identify and execute growth opportunities. The acquisition also exposes us to risks relating to German labor laws, manufacturing costs, customer qualification requirements, quality certifications, automotive and aerospace industry standards, environmental and workplace-safety regulation, warranty or product-quality claims, and potential liabilities arising from Regent-Feinbau’s pre-acquisition operations.

In addition, Regent-Feinbau will require management attention and may require additional working capital, capital expenditures, systems integration, accounting resources or operational support. If Regent-Feinbau does not perform as expected, if integration costs exceed our expectations, if we lose key customers or personnel, or if we fail to identify or manage liabilities associated with the acquisition, our business, financial condition, results of operations and ability to create shareholder value could be materially and adversely affected.

Because we own 51% of Regent-Feinbau, we may not receive all of the economic benefits of its operations and may face risks associated with shared ownership.

We acquired 51% of the outstanding shares of Regent-Feinbau and therefore do not own 100% of the business. The remaining shareholders of Regent-Feinbau may have rights under German law, Regent-Feinbau’s organizational documents, shareholder arrangements or other agreements that could affect our ability to direct certain actions, distribute cash, approve transactions, implement operational changes, or exit the investment. We will also be required to allocate a portion of Regent-Feinbau’s earnings or losses to non-controlling interests.

Disagreements with other shareholders, limitations on our ability to cause Regent-Feinbau to take certain actions, restrictions on distributions, or governance requirements under German law could limit our ability to realize the expected benefits of the acquisition. In addition, if Regent-Feinbau requires additional capital, we may need to provide funding, experience dilution of our ownership interest, or accept other arrangements that may not be favorable to us.

In addition, LeMALe retained an option to acquire 1% of the outstanding shares of Regent-Feinbau at the original per-share purchase price if we intend to take certain actions, including selling all or any of our Regent-Feinbau shares to a third party, permanently shutting down or relocating Regent-Feinbau’s business, implementing any capital measure that would result in dilution of our shareholdings, or taking any action that would result in LeMALe holding less than 49% of Regent-Feinbau’s outstanding shares. If LeMALe exercises this option, our ownership interest in Regent-Feinbau would be reduced from 51% to 50%, which could reduce our control rights, economic interest and strategic flexibility with respect to Regent-Feinbau.

The existence or exercise of this option could make it more difficult or costly for us to sell our interest in Regent-Feinbau, raise capital at Regent-Feinbau, restructure, relocate or discontinue Regent-Feinbau’s operations, or otherwise take actions that we believe may be in the best interests of the Company. Any limitation on our ability to control or implement strategic actions involving Regent-Feinbau could adversely affect our ability to realize the expected benefits of the acquisition.

We Have Limited Experience in the Market for Products and Services for Elderly People, and Our SilverAge Initiative May Not Be Successful and May Expose Us to New Risks.

During fiscal 2026, we formed SilverAge to test, on a small and exploratory basis, the market for providing and selling products and services to elderly people in China. We have limited or no prior experience operating in this market, which differs significantly from our OEM manufacturing business. This initiative may not achieve market acceptance or become profitable, and it may require greater capital, management attention and other resources than we anticipate, diverting time and cash away from our core manufacturing operations. In addition, operating in this market may expose us to risks that are unfamiliar to us. SilverAge remained in an early, exploratory stage during fiscal 2026 and did not generate material revenues, and we may modify, scale back or discontinue the initiative at any time. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

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

Our acquisition of Regent-Feinbau subjects us to additional risks associated with operating in Germany and the European Union.

As a result of the Regent-Feinbau acquisition, we now operate through a majority-owned subsidiary in Germany. German and European Union laws and regulations may impose significant obligations relating to labor and employment, employee consultation, workplace safety, environmental protection, product quality, data protection, taxation, customs, export controls, sanctions, anti-bribery, accounting, corporate governance and other matters. Compliance with these requirements may increase our costs and require additional management, legal, accounting and compliance resources.

Germany also has higher labor, energy, tax and regulatory costs than certain jurisdictions in which we have historically operated. Changes in German or European Union law, inflation, energy costs, union or works council matters, employee claims, environmental requirements, product liability rules, supply-chain diligence obligations, or regulatory enforcement could adversely affect Regent-Feinbau’s operations, margins and growth prospects. If we are unable to manage these risks effectively, our business, financial condition and results of operations could be adversely affected.

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

Exemptions Under the Exchange Act as a Foreign Private Issuer.

The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As such, and though its Common Shares are registered under Section 12(b) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. In addition, certain provisions of the Sarbanes-Oxley Act of 2002 do not apply to the Company. Because of the exemptions under the Exchange Act and Sarbanes-Oxley Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States and it may be more difficult for investors to evaluate our business and financial condition.

While The Company Has Paid Dividends in the Past, No Assurance Can Be Given That the Company Will Declare or Pay Cash Dividends in the Future.

The Company’s policy has been to pay a cash dividend at least once a year to all holders of its Common Shares, subject to its profitability and cash position. However, the Company did not declare any dividends in the fiscal year ended March 31, 2026 due to net loss of $1,524,000. Dividends are declared and payable at the discretion of the Board of Directors and depend upon, among other things, the Company’s results of operations, the anticipated future earnings of the Company, the success of the Company’s business activities, the Company’s capital requirements, and the general financial conditions of the Company. The Company may cease making dividend payments if the Company determines that retaining funds may be necessary to achieve other corporate goals, such as expanding its operations or acquiring other businesses. Accordingly, no assurance can be given that the Company will pay dividends in the future. If the Company does not pay a cash dividend, the Company’s shareholders will not realize a return on their investment in the Common Shares except to the extent of any appreciation in the value of the Common Shares.

Risk of Cybersecurity Breaches Could Adversely Affect Our Business, Revenues and Competitive Position.

Security breaches and other disruptions could compromise the Company’s information and expose the Company to liability, which would cause the Company’s business and reputation to suffer. In the ordinary course of the Company’s business, the Company stores sensitive data, including business information and regarding its customers, suppliers and business partners, in the Company’s networks. The secure maintenance and transmission of this information is critical to the Company’s operations. Despite the Company’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Cybersecurity threats, including malware, ransomware, phishing, unauthorized access, business email compromise, data theft, system failures, employee error, third-party service provider failures, or attacks on our networks, could disrupt our operations or compromise sensitive information. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, regulatory penalties, disrupt the Company’s operations, and damage the Company’s reputation, which could adversely affect its business, revenues and competitive position.

Uncertainty Under the Holding Foreign Companies Accountable Act That May Result In Future Delisting.

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was enacted. Pursuant to the HFCAA, if the Public Company Accounting Oversight Board (United States), or PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB has determined that registered public accounting firms headquartered in Hong Kong are subject to the HFCAA’s provisions. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On July 21, 2022 the SEC notified us that our registered public accounting firm at the time, Centurion ZD CPA & Co. (“Centurion”), was a PCAOB-Identified Firm because Centurion was based in Hong Kong. On May 3, 2023 we appointed ARK Pro CPA & Co (“ARK”) as our independent registered public accounting firm to replace Centurion. Both Centurion and ARK are headquartered in Hong Kong, which may expose us to delisting if Centurion and ARK cannot be inspected by the PCAOB. On March 7, 2025, we appointed Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm to replace ARK, which is headquartered in New York. As a result of our prior auditors being based in Hong Kong, the SEC would prohibit our securities from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC, including through over-the-counter trading, if the PCAOB was unable to inspect our prior auditors. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China under which the PCAOB will be given complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should Chinese authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our prior auditors’, control. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our prior auditors because of a position taken by an authority in Hong Kong or China, then such lack of inspection could cause trading in our securities to be prohibited under the HFCAA.

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

Inspections of other auditors conducted by the PCAOB outside Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Following the PCAOB’s December 2022 determination that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, the PCAOB has in fact conducted an inspection of ARK. Should the PCAOB be prevented from inspecting our prior auditor’s audits and its quality control procedures in the future, however, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements. This risk relates to periods audited by our former auditor, ARK. As of March 7, 2025, we appointed Marcum Asia CPAs LLP, a PCAOB-registered firm based in New York, which is subject to regular PCAOB inspections. Accordingly, we do not expect this risk to apply to financial statements audited by Marcum Asia.

If we fail to satisfy Nasdaq continued listing requirements, our common shares could be delisted, which could adversely affect liquidity and market price.

Our common shares are listed on the Nasdaq Capital Market under the symbol “HIHO”. Nasdaq imposes continued listing requirements, including requirements relating to minimum bid price, market value, shareholders’ equity, publicly held shares, number of shareholders, corporate governance and other matters. If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may issue a deficiency notice and, if we are unable to regain compliance within the applicable period, our common shares could be delisted.

On March 17, 2026, we received a written notification from Nasdaq stating that, for the preceding 30 consecutive business days, the closing bid price of our common shares had been below the $1.00 per share minimum bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). We are still in the compliance period and have until September 14, 2026 to regain compliance by having the closing bid price of our common shares be at least $1.00 per share for at least 10 consecutive business days. If we do not regain compliance during this period, we may be eligible for an additional 180 calendar day compliance period if we satisfy applicable Nasdaq requirements and provide notice of our intention to cure the deficiency, including by effecting a reverse stock split, if necessary. If we fail to regain compliance, Nasdaq may delist our common shares.

Delisting could reduce the liquidity of our common shares, impair our ability to raise capital, reduce analyst or investor interest, limit the ability of shareholders to trade our common shares, and result in a decline in the market price of our common shares. If our common shares were delisted, they may trade on an over-the-counter market, where trading volumes and liquidity are generally lower and transaction costs may be higher.

Item 4. Information on the Company

Highway Holdings Limited is a manufacturing company that produces a wide variety of high-quality products mostly for large, global original equipment manufacturers - from simple parts and components to sub-assemblies and finished products. The Company’s administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China, and in Yangon, Myanmar. The Chinese manufacturing operations are conducted by Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), a foreign owned subsidiary that is registered in China (this type of foreign owned company is commonly known as a “Wholly Foreign Owned Enterprise” (a “WFOE”)). The Myanmar operations are conducted through Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a company registered to operate as a foreign company in Myanmar that is 84% owned by the Company. Highway Holdings Limited has three Hong Kong-based wholly-owned operating subsidiaries (Nissin Precision Metal Manufacturing Limited; Kayser Limited; and Golden Bright Plastic Manufacturing Company Limited), a Germany-based 51%-owned operating subsidiary (Regent-Feinbau Adermann GmbH), and a WFOE based in Shenzhen focused on services to the elderly community (ShenZhen SilverAge Health and Wellness Co., Ltd). Kayser Limited and Golden Bright Plastic Manufacturing Company Limited are our primary sales organizations, Nissin Precision Metal Manufacturing Limited is the parent company of Nissin PRC, and Kayser Limited is the 84% owner of Kayser Myanmar.

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

As of the date of this annual report, Highway Holdings Limited conducts all of its operations through six wholly-owned or controlled subsidiaries that carry out the Company’s business from Hong Kong, from, the Company’s principal design and manufacturing factory in Shenzhen, China, and from the manufacturing and assembly facility in Yangon, Myanmar, that is owned by its 84% owned subsidiary.

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

b. The Company conducts its labor-intensive assembly and component manufacturing operations to Yangon, Myanmar, a developing country that now permits foreign investment in that country. The cost of operating an assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China. Early in 2013, the Company commenced subcontracting some of its product assembly functions to Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), a Myanmar company that, at that time, was owned by two Myanmar residents. This out-sourced assembly operation functioned satisfactorily and at a substantially lower cost, and the Company’s customers were satisfied with the quality and timeliness of the products assembled in Myanmar. Accordingly, in June 2014 the Company purchased an initial 25% ownership interest in the Myanmar company. The Company then purchased an additional 50% interest in March 2015 and additional 9% in January 2017. As a result, since January 2017, the Company has owned 84% of Kayser Myanmar. The 16% interest in Kayser Myanmar that the Company currently does not own is held by a Myanmar national who also is a founder of Kayser Myanmar and the current manager of Kayser Myanmar’s operations. The Company’s goal was to shift its labor-intensive product assembly and component manufacturing operations from Shenzhen, China, to Myanmar. The transition of the Company’s China-based labor-intensive operations to Kayser Myanmar has now been completed. In fiscal 2026, however, two of the Company’s major customers significantly reduced its orders for products that had been manufactured in Myanmar. As a result, the Company reduced the scale of certain Myanmar manufacturing activities and downsized headcount at the Myanmar facility.

On March 29, 2019, Kayser Myanmar entered into a 50-year lease for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon. Kayser Myanmar has upgraded the existing two factories at the new leased facility and has constructed a third factory and a new office building on the site. Also, the Company has transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China plant to the new Yangon facility. See, “Organizational Structure/Offices and Manufacturing Facilities—Yangon Myanmar/Manufacturing Facilities” below. The Company’s operations in Myanmar are subject to numerous risks associated with operating an assembly facility in an underdeveloped country, and it is uncertain how many of the Company’s customers will permit their products to be assembled in Myanmar. See, “Item 3. Key Information–D. Risk Factors–The Company’s Myanmar Subsidiary Faces Various Risks Related To Its Operations In That Underdeveloped Country”.

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

As a result of the Reorganization and recent acquisitions, the Company is now structured as follow:

●	The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

●	The Company’s administrative functions, and most of its engineering, design and marketing functions, for its subsidiaries are conducted through its offices located in Hong Kong at Suite No. 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. The Company can be contacted in Hong Kong at (852) 2344-4248.

●	The Company’s automated manufacturing, and some of its engineering, tooling, and design functions are now being conducted at the Company’s factory complex in Long Hua, Shenzhen, China, through Nissin PRC.

●	Part of the Company’s assembly and manufacturing operations are now being conducted in Yangon, Myanmar, through its 84% owned subsidiary, Kayser Myanmar.

●	The Company’s German precision sheet metal component and welded assembly operations are conducted through Regent-Feinbau Adermann GmbH, a 51%-owned subsidiary located in Ganderkesee, Germany.

●	During fiscal 2026, the Company also formed Shenzhen SilverAge Health and Wellness Company Limited (“SilverAge”), which comprises the Company’s recently established “Other Services” segment. SilverAge was formed to test, on a small and exploratory basis, the market for providing and selling products and services to elderly people in China. SilverAge remained in an early, exploratory stage during fiscal 2026, did not generate material revenues, and may be modified, scaled back or discontinued at any time. See “Item 4. Information on the Company—Organizational Structure/Offices and Manufacturing Facilities” and “—Current Business Overview/Plans.”

Current Business Overview/Plans

The Company is a fully integrated manufacturer of high-quality metal, plastic, electric and electronic components, subassemblies and finished products for OEMs and contract manufacturers (primarily in Europe, Asia, and to a lesser extent, in the United States). Since the Company’s formation, most of the Company’s manufacturing activities were conducted through its factory complex in Long Hua, Shenzhen, China. Since 2013, the Company also has conducted many of its product assembly functions (and some of its component manufacturing functions) in Yangon, Myanmar, through Kayser Myanmar.

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

The Company established its operations in Shenzhen, China, over 35 years ago to take advantage of China’s lower labor costs, lower facilities costs, less stringent regulations, and various other benefits that were provided to foreign entities to encourage operations in China. As described elsewhere in this annual report, these benefits are no longer available to most foreign companies operating in Shenzhen. In addition, recent actions by the Chinese government, including heightened governmental inspections of foreign-owned enterprises and additional administrative requirements imposed on foreign-owned entities, have during the past few years further significantly increased the costs and burdens of operating in China. These changes have now effectively removed the benefits of being a foreign owned enterprise, and now make it at least as burdensome to operate in China as a foreign-owned entity than as a locally owned enterprise. As a result, the Company has been decreasing its manufacturing operations in China, and has moved all of its labor intensive assembly and manufacturing activities to the Company’s new facility in Myanmar. In fiscal 2026, two of the Company’s major customers significantly reduced certain orders that had been manufactured in Myanmar. As a result, the Company reduced certain manufacturing activity and headcount in Myanmar.

The Company believes that many of its European customers increasingly prefer to receive deliveries from within Europe. Addressing this demand for localization was one of the principal reasons the Company acquired its 51% interest in Regent-Feinbau. The Company believes the acquisition will enable it to serve certain of its major European customers directly from Germany, including by holding inventory sourced from its Asian operations closer to those customers and providing more timely delivery. There can be no assurance, however, that the Company will realize the anticipated benefits of this strategy. See “Item 3. Key Information-D. Risk Factors-We may not realize the expected benefits of our acquisition of Regent-Feinbau, and the acquisition may expose us to integration, operational and financial risks.”

As part of its efforts to diversify beyond its OEM manufacturing operations, during fiscal 2026 the Company formed SilverAge to explore, on a small and exploratory basis, opportunities to provide and sell products and services to elderly people in China, a market the Company believes may present opportunities as China’s population ages. SilverAge remained in an early, exploratory stage during fiscal 2026 and did not generate material revenues. The Company is still evaluating this market and its ability to enter it successfully, and there can be no assurance that the Company will realize any benefits from this initiative. The Company may modify, scale back or discontinue this initiative at any time.

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

Customers and Marketing

The Company’s sales are generated from customers primarily located in Hong Kong/China, Europe, the United States/Mexico, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company’s customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Most of the Company’s recent payments have been in U.S. dollars, although the Company still receives payment in both RMB and Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2024, 2025 and 2026:

	Years Ended March 31
Geographic Areas:	2024	2025	2026
Hong Kong and China	14.3%	10.7%	13.1%
Europe	66.7%	85.3%	78.8%
Other Asian countries	0.0%	0.1%	0.6%
North America	19.0%	3.9%	7.5%

The Company historically operated in two business and reporting segments, consisting of (i) its metal stamping and mechanical OEM operations and (ii) its electric OEM operations (which include its plastic operations). Beginning in fiscal 2026, the Company reports a third segment, Other Services, which includes the operations of SilverAge. The sales by segments for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Years Ended March 31
Segment Sales:	2024	2025	2026
Metal Stamping and Mechanical OEM	55.0%	60.7%	56.5%
Electric OEM	45.0%	39.3%	43.2%
Other Services	-	-	0.3%

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

Major Customers

For the fiscal year ended March 31, 2026, the Company had three customers who each accounted for more than 10% of the Company’s net sales. These three customers collectively accounted for 80.4% of the Company’s net sales in fiscal 2026. The Company’s three largest customers collectively accounted for the majority of the Company’s net sales during each of the past two years. As a result of the dependence on a few large customers, the loss of a major customer, or any substantial decrease in orders from these customers, could materially and adversely affect the Company’s results of operations and financial position, particularly if the Company is unable to replace such major customers. See, “Item 3. Key Information–D. Risk Factors–The Company Is Financially Dependent On A Few Major Customers.”

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

All of the Company’s operations in the PRC are now conducted through a wholly-owned subsidiary that is registered in China as a limited liability company. As a result, the Company’s operations in China are now subject to all of the rules and regulations that previously did not apply to its operations in the PRC. Although the Company’s subsidiary is a Chinese registered company, the Company believes that, because its subsidiary is a foreign owned entity, it has recently been subject to numerous governmental inspections that other Chinese owned companies have not experienced. Accordingly, the operating environment for WFOEs in China is becoming increasingly burdensome.

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

The Company recently decided to try to use its expertise in the production of electric motors to design and develop a line of new, lower cost electric motors. The Company believes that its new motors, one of which has now been developed and is being sold to one of the Company’s existing customers, may fill the needs of some of its current customers and may also address a need in the market in general. The Company’s goal is to develop its own proprietary electric motors that will enable it to transition a portion of its operations from being an OEM to becoming an ODM, or “original design manufacturer,” that designs, develops, manufactures, and sells its own products. Because the Company is an OEM, it has not historically separately accounted for its research and development expenses. More recently, the Company has begun research and development of micro servo motors, with the goal of becoming a supplier of the small-sized motors used to operate the hands and fingers of humanoid robots. These efforts are at an early stage, and there can be no assurance that the Company will successfully develop or commercialize these products.

Organizational Structure/Offices and Manufacturing Facilities

Highway Holdings Limited is a holding company that operates through its subsidiaries. We do not operate our business through a variable interest entities structure. As of June 30, 2026, Highway Holdings Limited had five wholly-owned active subsidiaries (excluding some dormant or deactivated subsidiaries), and two majority-owned active subsidiaries (its 84% owned Myanmar subsidiary and 51% owned Germany subsidiary). Details of the Company’s six principal wholly-owned operating subsidiaries and their principal activities are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities
Hong Kong	Kayser Limited	August 24, 1995	Trading of OEM products and procurement
Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Trading and procurement
Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products
Hong Kong	Kayser Service Company Limited	9 December, 2024	Investment holding company
China	Nissin Metal and Plastic (Shenzhen) Company Limited	May 18, 2011	Manufacturing and assembling metal, plastics, mould and electronic products, and automation equipment
China	ShenZhen SilverAge Health and Wellness Co., Ltd	February 19, 2025	Providing service to elderly people

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

The Company also owns 51% of the equity of Regent-Feinbau, a German company with limited liability. Regent-Feinbau is a manufacturer specializing in precision sheet metal components and welded assemblies made of aluminum, steel and copper.

In addition, during fiscal 2026, the Company began operations of SilverAge as part of its business development efforts. SilverAge was in an early stage of operations during fiscal 2026 and generated losses during the period. These losses, together with related start-up, integration and operating expenses, increased the Company’s selling, general and administrative expenses for fiscal 2026. The Company believes that China’s aging population may present business opportunities in the coming years, and SilverAge represents an early-stage, exploratory effort to test that market and to evaluate the Company’s ability to enter it successfully as the Company seeks to diversify beyond its OEM customer base. SilverAge’s activities were funded with proceeds from the sale of two apartments that the Company had acquired approximately 20 years ago to provide living space for certain key employees. There can be no assurance that the Company will continue to pursue, or successfully develop, this initiative.

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

Hong Kong/Operating Administrative Offices

The Company leases Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative, engineering, finance, purchasing and marketing offices. The offices at Suite 1801, consisting of approximately 2,000 sq. ft., are leased by the Company’s Kayser Limited subsidiary. The lease for the Hong Kong offices expire in March 2029. The aggregate monthly rental cost of these offices currently is approximately $5,400 per month, based on the exchange rate in effect on March 31, 2026.

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

In February 2026 the Company extended the term of certain of these leases until February 28, 2029. Because the Company has relocated most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company no longer needs the same amount of space in Shenzhen as it has in the past. Under the renewed leases, the Company is required to pay approximately $46,000 per month for rent (at the RMB to U.S. dollar exchange rate in effect on March 31, 2026) until the expiration of the new leases on February 2029. In order to continue operating in Shenzhen, the Company’s Shenzhen subsidiary, Nissin PRC, had to obtain a business license from the Shenzhen Administration for Market Regulation, which license allows Nissin PRC to conduct specific business activities in the Long Hua, Shenzhen geographical jurisdiction. Nissin PRC has obtained the required license which remains in effect until 2031.

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

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $3,000 per month, based on the currency conversion rate in effect on March 31, 2026). At the onset of the lease, Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), property taxes, and insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by the lease, Kayser Myanmar has upgraded the existing two factories at the New Facility and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility. During the fiscal year ended March 31, 2024, Kayser Myanmar further advanced $123,000 (equivalent to MMK 259 million) to the landlord as a prepayment of rental fees, due to the Company’s expectation of continued high inflation in Myanmar.

Under the lease, Kayser Myanmar has the option to purchase the factory from Konig Company if and when Myanmar law is changed to permit ownership of real estate in Myanmar by foreign-owned companies. Because Kayser Myanmar is a majority-owned subsidiary of the Company, under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, Kayser Myanmar is deemed to be a foreign-owned company and, therefore, is currently not permitted to own the New Facility. If Myanmar law is changed to allow foreign-owned companies to own Myanmar real estate, Kayser Myanmar will have the option to purchase the New Facility at a price equal to the then fair market value of the New Facility. The fair market value will be determined by an independent appraiser. The valuation of the New Facility will, however, exclude the increased value of the site attributable to any improvements, alterations, and additions made to the New Facility by Kayser Myanmar. Konig cannot sell, transfer or mortgage the New Facilities without the consent of Kayser Myanmar.

Ganderkesee, Germany/Manufacturing Facility

Regent-Feinbau, the Company’s 51%-owned German subsidiary that the Company acquired on March 1, 2026, leases a factory in Ganderkesee, Germany, from which it conducts its precision sheet metal component and welded assembly operations. The lease has a term that expires in August 31, 2028. The monthly rent payable under the lease is currently €11,000 (approximately $12,724.58 based on the exchange rate in effect on March 31, 2026). As described under “Item 3. Key Information–D. Risk Factors–The Company’s Leases in China and Germany Could Subject the Company to Substantial Future Risks and Costs,” the landlord has indicated significant rent increases and, as a result, management has determined not to renew the lease on its current terms upon its expiration. The Company has not yet identified a replacement location.

Other Operations

In addition to its historical manufacturing operations, the Company continues to explore other possible means of leveraging its manufacturing capabilities in China and to develop proprietary products that the Company can manufacture and sell as its own products. As part of its goal to develop a line of proprietary products, the Company has and continues to develop its own line of brushless DC electric motors, some of which had been sold to the Company’s customers. Previously, the Company developed proprietary CO2 snow-jet and dry ice cleaning system for industrial and commercial cleaning applications. However, to date, the Company has only manufactured a few of these cleaning systems, which units the Company currently uses in its own manufacturing operations. The Company also established a small, exploratory operation, SilverAge, to test the market for providing and selling products to elderly people in China.

Item 4.A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

The Company’s net sales during the past two years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its international clients. For accounting purposes, the Company historically treated its (i) metal stamping and mechanical OEM manufacturing operations and (ii) electronic OEM manufacturing operations as two separate business segments. Beginning in fiscal 2026, the Company reports three segments, consisting of the metal stamping and mechanical OEM segment, the electric OEM segment, and an Other Services segment that includes the operations of SilverAge.

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

Nissin PRC, the Company’s subsidiary that is established and operates in China, is subject to the uniform income tax rate of 25% in China. In March 2023, the State Taxation Administration of PRC issued an announcement regarding the requirements to qualify as a “small-size, low profit” enterprise. Nissin PRC satisfies these requirements. Starting from January 1, 2023 and continuing until December 31, 2027, Nissin PRC will be eligible for a preferential income tax rate of 5% for the first 3 million RMB assessable profit.

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

The Company owns 84% of Kayser Myanmar. Accordingly, the operations of Kayser Myanmar are included in the Company’s consolidated financial statements (and in the below discussion of the Results of Operations) for the fiscal years ended March 31, 2026 and 2025. In addition, following the Company’s acquisition of a 51% interest in Regent-Feinbau Adermann GmbH on March 1 2026 and the Company’s formation of SilverAge during fiscal 2026, the results of Regent-Feinbau and SilverAge are included in the Company’s consolidated financial statements from, respectively, the date of acquisition and the date of formation.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if the products are delivered to a customer in China or Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe.

Results of Operations

General

During the past three years discussed below, the Company’s revenues were derived primarily from the manufacture and sale of metal, plastic and electronic products, parts and components. For the fiscal year ended March 31, 2026, net sales decreased by 35% from the fiscal year ended March 31, 2025. The decrease in net sales in fiscal 2026 is mainly owing to a general decrease in demand for the Company’s products in Europe due to an uncertain global macro-economic outlook.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years ended March 31, 2026.

	Years Ended March 31,
	2024	2025	2026

Net Sales	100%	100%	100%
Cost of sales	73.0	66.7	71.6
Gross profit	27.0	33.3	28.4
Operating loss	(25.8)	(7.2)	(48.0)
Loss before income taxes	(18.0)	(2.0)	(42.2)
Income taxes	2.5	(0.5)	10.1
Net (loss)/income	(15.5)	1.5	(31.7)
Net (profit)/loss attributable to non-controlling interest	0.3	0.0	0.4
Net (loss)/income attributable to Highway Holdings Limited’s Shareholders	(15.2)	1.4	(31.7)

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Net sales for the fiscal year ended March 31, 2026 (“fiscal 2026”) decreased by approximately $2,607,000, or 35.2% from the fiscal year ended March 31, 2025 (“fiscal 2025”) due to a general decrease in demand in Europe. Europe constituted the Company’s highest region by net sales in both fiscal 2026 and fiscal 2025. Net sales to European customers decreased to 78.8% in fiscal 2026 from 85.3% in fiscal 2025, while net sales to North American customers increased to 7.5% in fiscal 2026 from 3.9% in fiscal 2025. Net sales to Hong Kong/China increased to 13.1% in fiscal 2026 from 10.7% in fiscal 2025.

The Company historically operated in two principal manufacturing segments, which it refers to as (i) the “metal stamping and mechanical OEM” segment and (ii) the “electric OEM” segment. The metal stamping and mechanical OEM segment focuses on the manufacture and sale of metal parts and components, whereas the electric OEM segment focuses on the manufacture and sale of plastic and electronic parts, components and motors, with electronic products assembly sub-contracting services also provided during fiscal 2026. Beginning in fiscal 2026, the Company reports a third segment, “Other Services,” which includes the operations of SilverAge. For fiscal 2026, net sales of the metal stamping and mechanical OEM segment decreased to 56.5% of the Company’s net sales, from 60.7% in fiscal 2025, due to changes in the product mix. Net sales of the electric OEM segment correspondingly increased to 43.2% of net sales in fiscal 2026 from 39.3% in fiscal 2025. Net sales of the Other Services segment represented 0.3% of net sales in fiscal 2026 and nil in fiscal 2025.

Gross profits as a percentage of net sales decreased to 28.4% in fiscal 2026 from 33.3% in fiscal 2025 as a result of a decrease of our net sales to certain customers with higher margin products. Due to the decrease in net sales, the Company’s gross profit in dollar terms decreased by approximately $1,104,000 to $1,366,000 in fiscal 2026 from approximately $2,470,000 in fiscal 2025.

Selling, general and administrative expenses increased by approximately $668,000, or 22.2%, in fiscal 2026 compared to fiscal 2025. Increased selling, general and administrative expenses in fiscal 2026 was mainly as a result of (a) a $125,000 impairment charge made on long-lived assets and right-of-use assets based on business operations forecasts, (b) expenses related to realization of restricted shares from the Regent businesses, and (c) additional $220,000 in expenses from new business segments.

For fiscal 2026, $125,000 in impairment losses on property, plant and equipment and operating lease right of use assets was recognized. No impairment losses on property, plant and equipment and operating lease right of use assets were recognized during fiscal 2025.

Gain on disposal of property, plant and equipment decreased by approximately $258,000 in fiscal 2026 compared to fiscal 2025 as fiscal 2025 included a gain from the sale of an apartment in Shenzhen, China, net of transactions tax.

As selling, general and administrative expenses were higher than the gross profit in fiscal 2026, the Company had an operating loss of approximately $2,307,000 in fiscal 2026 compared to operating loss of approximately $535,000 in fiscal 2025.

The Company had a currency exchange gain of approximately $22,000 and an exchange gain of approximately $124,000 in fiscal 2026 and fiscal 2025, respectively. The currency gain reflects the strength of the U.S. dollar relative to the RMB and the Kyat. Following the acquisition of Regent-Feinbau on March 1, 2026, the Company also has exposure to the Euro. The Company will continue to be exposed to currency fluctuations among the U.S. dollar, the RMB, the MMK and the Euro because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2026, the Company had an income tax benefit of approximately $486,000. The Company had an income tax expense of approximately $38,000 in fiscal 2025.

As a result of the foregoing, the Company had a net loss of approximately $1,524,000 in fiscal 2026, compared to net income of approximately $106,000 in fiscal 2025.

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

The Company had a currency exchange gain of approximately $124,000 and an exchange gain of approximately $198,000 in fiscal 2025 and fiscal 2024, respectively. The currency gain reflects strength of the U.S. dollar relative to both the RMB, the Kyat and Euro. The Company will continue to be exposed to currency fluctuations with U.S. dollar and the MMK because the Company does not intend to undertake any currency hedging transactions.

In fiscal 2025, the Company had an income tax expense of approximately $38,000. The Company had an income tax benefit of approximately $161,000 in fiscal 2024.

As a result of the foregoing, the Company had a net income of approximately $106,000 in fiscal 2025, compared to net loss of approximately $959,000 in fiscal 2024.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended March 31,
	2024	2025	2026
	(In thousands of U.S. dollars)
Net cash (used in) / provided by operating activities	$415	$(360)	$(1,411)
Net cash (used in) / provided by investing activities	(102)	232	(109)
Net cash used in financing activities	(557)	(492)	(25)
Net decrease in cash and cash equivalents	(244)	(620)	(1,538)
Cash and cash equivalents at beginning of year	6,952	6,601	5,972
Effect of exchange rate changes on cash and cash equivalents	(107)	(9)	(18)
Cash and cash equivalents at end of year	$6,601	$5,972	$4,409

As of March 31, 2026, the Company had working capital of approximately $3,942,000, compared to working capital of approximately $5,493,000 as of March 31, 2025 and approximately $5,809,000 as of March 31, 2024. As of March 31, 2026, the Company had a working capital ratio of 2.2 to 1.

The amount of cash and cash equivalents held by the Company on March 31, 2026 decreased to approximately $4,409,000 from approximately $5,972,000 on March 31, 2025 and the Company had cash and cash equivalents of approximately $6,601,000 on March 31, 2024. The decrease in cash and cash equivalents held by the Company on March 31, 2026 was largely due to cash used in operating activities.

The Company regularly purchases raw materials used to manufacture customer products in anticipation of receiving purchase orders from existing customers for such products. If the anticipated customer orders do not materialize, or if the orders are smaller than anticipated, unless the Company is able to repurpose those raw materials, it will incur a loss from such purchases. Should the customers be unable or unwilling to purchase the products that the Company intended to manufacture on behalf of this customer, the Company could be stuck with excess unusable inventory, which would adversely affect its liquidity.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions and letter of credit facilities for secured purchases of materials and components from overseas vendors. For fiscal 2026, the Company used approximately $1,411,000 of net cash in its operating activities. In fiscal 2025, the Company used approximately $360,000 of net cash from its operating activities and in fiscal 2024, the Company generated approximately $415,000 of net cash from its operating activities.

The Company used approximately $109,000 in fiscal 2026 in its investing activities, which consisted primarily of acquisition of a subsidiary and payments for purchases of property, plant and equipment. In fiscal 2025, the Company generated approximately $232,000 of cash in its investing activities and in fiscal 2024, the Company used approximately $102,000 of cash from its investing activities.

Net cash used in financing activities mostly represents cash dividends paid by the Company during each of fiscal 2024, 2025 and 2026. Dividends of approximately $616,000, $492,000 and nil were paid in fiscal 2024, 2025 and 2026, respectively. Dividends are declared at the discretion of the Board of Directors, subject to applicable laws, and depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, plans for future expenditures, general business conditions and other factors considered relevant by our Board of Directors. As a result, no assurance can be given that the Company will pay cash dividends in the current fiscal year or at any time in the future or, if dividends are paid, that the amounts will be consistent with amounts paid in prior years.

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

Exchange Rates

The Company transacts its business from its Hong Kong sales and purchasing offices with its vendors and customers primarily in U.S. dollars and, to a lesser extent, in Hong Kong dollars and Euros. As a result of the assembly/manufacturing operations that the Company conducts in Myanmar, the Company now also pays labor costs with respect to its Myanmar workforce and costs relating to its Myanmar manufacturing facilities in MMK. In addition, as a result of the acquisition of Regent-Feinbau on March 1, 2026, the Company now incurs operating costs and receives revenues in Germany that are denominated in Euros, and will accordingly be increasingly exposed to fluctuations in the value of the Euro relative to the U.S. dollar. While the Company faces a variety of risks associated with changes among the relative value of these currencies, because the Company pays all of its Myanmar and Shenzhen factory expenses in MMK and RMB, respectively, the changes in the value of the MMK and RMB compared to the U.S. dollar were significant in the fiscal year ended March 31, 2026. During the period from March 31, 2025 to March 31, 2026, although the official rate of the MMK compared to the U.S. dollar remained relatively stable, the parallel rate was lower than the official rate, which was the primary cause for the Company’s currency exchange gain of $22,000 in fiscal 2026.

The Company makes its payments for its manufacturing facilities and factory workers in Shenzhen, China in RMB. The value of the RMB compared to the U.S. dollar was higher on March 31, 2026 compared to the end of the prior fiscal year. An increase in the value of the RMB compared to the U.S. dollar increases the Company’s operating costs (expressed in U.S. dollars). Likewise, the Company makes its payments for its manufacturing facilities and factory workers in Yangon, Myanmar, in MMK. The value of the MMK compared to the U.S. dollar decreased as of March 31, 2026 compared to a year earlier, primarily as a result of the economic uncertainty following the military takeover in that country. A decrease in the value of the MMK compared to the U.S. dollar decreases the Company’s operating costs (expressed in U.S. dollars) in Myanmar. The weakening of the MMK compared to the U.S. dollar has decreased the Company’s operating expenses in Myanmar in U.S. dollar terms and has thereby increased the Company’s overall currency exchange gain in fiscal 2026. Currency fluctuations in the future may have material impact on the results of the Company’s operations.

Currency exchange rate fluctuations affect the Company’s operating costs, and also affect the price the Company receives for the products that it sells. A significant proportion of the Company’s net sales in fiscal 2026 were to Europe. In order to mitigate the currency exchange rate risks related to changes in the value of the dollar relative to the Euro, the Company has requested its European customers to pay in U.S. dollars, and in fiscal 2026, substantially all of the Company’s European customers did so. In addition, the Company has entered into agreements with certain of its larger European customers that permit the Company’s prices to be adjusted every three months to account for currency fluctuations.

In fiscal 2026, the Company realized a currency exchange gain of approximately $22,000 compared to an exchange rate gain of approximately $124,000 in fiscal 2025. The Company had a currency exchange gain of approximately $198,000 in fiscal 2024.

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

Trend Information

As discussed elsewhere in this annual report, certain trends, uncertainties, demands, commitments or events had a material adverse effect, and could reasonably be expected in the future to have a material adverse effect on, the Company’s net revenues, income, profitability, liquidity or capital resources. Specifically, these trends consist of (i) the boom/bust cycle of purchase orders placed by certain of the Company’s customers because of post- COVID-19 swings in demand for their products due to pent-up demand and the resulting over-production of inventory, (ii) the decrease in orders from certain of the Company’s German customers for products manufactured at the Company’s Yangon, Myanmar, factory because of Myanmar’s civil unrest and human rights record and policies and the potential regulatory and brand risks that may result, and (iii) the recent diplomatic strains and trade disputes between China and the U.S., which issues have caused certain European customers to gradually reduce their dependence on products manufactured in China and may cause the Chinese government to impose additional restrictions or requirements that effect our business. In response to these trends, the Company has begun, through Regent-Feinbau, to offer certain European customers localized inventory holding, key account management and delivery services from within Europe, and initial customer responses have been positive. There can be no assurance, however, that this strategy will be successful or that the Company will realize its anticipated benefits. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Recently issued accounting standards adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As a public business entity, the Group adopted ASU 2023-09 effective on April 1, 2025 on a prospective basis on its consolidated financial statements.

Recently issued accounting standards not yet adopted

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

Sub-contracting income recognition – point of time. The Company’s performance obligation is to provide sub-contracting services on electronic products assembly to one customer. When the Company satisfies a performance obligation, it will recognize as revenue the sub-contracting income it earns from the provision of electronic products assembly service. The Company’s revenue from sub-contracting income was $818,000, approximately nil and $nil for the years ended March 31, 2024, 2025 and 2026 respectively.

Service revenue recognition – over time. The Company provides machinery maintenance services to customers, where revenue is recognized over time. The Company recognized certain revenue from contracts with customers for performance obligations satisfied over time, consisting principally of machinery maintenance service income. The Company’s revenue from machinery maintenance services was approximately nil, nil and nil for the years ended March 31, 2024, 2025 and 2026 respectively.

Other service revenue recognition – over time. The Company also provides services to elderly people, with revenue recognized over time as the services are rendered. For the years ended March 31, 2024, 2025, and 2026, revenue from these educational services was nil, nil, and $14, respectively.

Breakdown of revenue recognition by product line is as follows (USD’000):

	Years ended March 31,
	2024	2025	2026
	$	$	$

Sale of products	5,503	7,412	4,791
Sub-contracting income	818	-	-
Other service income	-	-	14

Total	6,321	7,412	4,805

Breakdown of revenue recognition at a point of time / over time is as follows (USD’000):

	Years ended March 31,
	2024	2025	2026
	$	$	$

Revenue recognized at a point of time	6,321	7,412	4,791
Revenue recognized over time	-	-	14

Total	6,321	7,412	4,805

Return Rights. The Company does not provide its customers with the right of return (except for product quality issue) or production protection. Customers are required to perform product quality check before acceptance of goods delivery. We did not recognize for any refund liability according to the product return on the consolidated balance sheets.

Value-added taxes and surcharges. The Company presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Company incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by us during the years ended March 31, 2024, 2025 and 2026 amounted to approximately $85,000, $77,000 and $67,000 respectively.

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

Disaggregation of revenue. The Company disaggregates its revenue from different types of contracts with customers by principal product categories, as it believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 25 of the Company’s consolidated financial statements for product revenues by segment.

Contract balances. The Company did not recognize any contract asset as of March 31, 2025 and March 31, 2026. The timing between the recognition of revenue and billings issuance is not significant.

The Company’s contract liabilities consist of deposits received from customers. As of March 31, 2025 and March 31, 2026, the balances of the contract liabilities were approximately $10,000 and $225,000, respectively, including deposits received from a customer. All contract liabilities as of March 31, 2026 are expected to be recognized as revenue during the year ending March 31, 2027.

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

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables, other current assets and loan receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each year end based on the Company’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2026, expected credit loss provision recorded in accounts receivable was approximately $28,000 compared to approximately $109,000 in fiscal 2025.

The Company accounts for balance sheet offsetting in accordance with ASC 210, Balance Sheet. When all the following conditions are met and when the Company and the counterparty both consent, accounts receivable balances and account payable balances set off each other and the Company presents the asset and liability as a net amount on the balance sheet: Each of the two parties owes the other determinable amounts, the Company has the right to set off the amount owed with the amount owed by the other party, the Company intends to set off and the right of set off is enforceable at law. Approximately $46,000 offsetting balance as of March 31, 2026 compared to no offsetting balance in fiscal 2025.

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

At each year end as of March 31, 2024, 2025 and 2026, the Company reviewed the long-lived assets and ROU assets for impairment, since there are several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses in prior years, and (3) negative impact of business operations as a result of trade controversies between China and the U.S. and new global human and environmental rights regulations pending or enacted.

For the years ended March 31, 2025, as a result of the comparisons, management has identified the sum of expected undiscounted cashflow of long-lived assets and ROU assets are higher than their carrying values. The Company did not recognize any impairment of long-lived assets and ROU assets during the years ended March 31, 2025.

For the year ended March 31, 2024 and 2026, as a result of the comparison, management has identified the sum of estimated undiscounted future cashflow of long-lived assets and ROU assets are lower than their carrying values. Accordingly, an impairment loss of approximately $335,000 and $19,000 for long-lived assets and an impairment loss of approximately $527,000 and $106,000 for ROU assets are recognized in fiscal 2024 and fiscal 2026 respectively, which are the amounts by which the carrying values of assets exceed their fair value.

For the year ended March 31, 2026, The Company performs its annual goodwill impairment test if events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value.

The impairment test compares the estimated fair value of each reporting unit to its carrying amount. The Company determines the fair value of its reporting units using a discounted cash flow model based on management’s internal forecasts, which include assumptions such as revenue growth rates, operating margins, and discount rates.

As of March 31, 2026, the estimated fair value of each reporting unit exceeded its carrying amount. Accordingly, no goodwill impairment was recognized during the fiscal year ended March 31, 2026. The Company also evaluated whether any events or changes in circumstances subsequent to the annual test date would suggest that goodwill might be impaired and determined that no such indicators existed.

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

The Company reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. $106 was made on ROU assets as of March 31, 2026 (2025 impairment: none).

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets at March 31, 2025 and March 31, 2026.

Business Acquisition

On March 1, 2026, the Company acquired a 51% controlling interest in Regent. The total consideration transferred for the 51% interest was €662,000 (approximately $758,000), consisting of cash of €612,000 and the issuance of restricted shares of the 64,851 Company’s common shares valued at €50,000.

Pursuant to the Share Purchase Agreement, the Company completed the transfer of the consideration on March 1, 2026, and the acquisition was completed on the same date. Upon completion of the transaction, the Company obtained control of Regent through its majority voting rights and, accordingly, accounted for the transaction as a business combination in accordance with ASC 805, Business combinations.

The acquisition was accounted for as a business combination by applying the acquisition method. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The Company engaged an independent third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date, including the recognition of the Non-controlling Interest (NCI) at fair value.

Consideration transferred (51%):
By cash	$701
By common shares	$57
Fair value of Noncontrolling Interest (49%)	$566
Total	$1,324

Tangible Assets, net	$527
Intangible asset – Customer relationship	$537
Goodwill (residual)	$260
Total	$1,324

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 30, 2026 are listed below.

Name	Age	Positions
Roland W. Kohl	77	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	60	Chief Operating Officer
Alan Chan	62	Chief Financial Officer, Secretary
Doron Aharonov (1)	47	Director
Irene Wong Ping Yim (1) (2)	60	Director
Heiko Sonnekalb (1) (2)	55	Director
Annie Leung Hoi Ling	37	Director
Brian Chu Chong Tat	53	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. The next annual meeting of shareholders is currently scheduled to be held on September 12, 2026.

As a foreign private issuer organized under the law of the British Virgin Islands, the Company may follow its home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors. During the year ended March 31, 2026 and continuing to date, the composition of the Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

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

Heiko Sonnekalb. Mr. Sonnekalb was appointed to the Board of Directors on April 1, 2020. Mr. Sonnekalb currently serves as the chief executive officer of Dr. Arnold Schaefer GmbH, a German holding company, Lakal GmbH, a German manufacturer of shutter blinds, and Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a member of the supervisory board of Germany-based Herweck AG. Mr. Sonnekalb also is a committee member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as a judge on the labor court in Saarbruecken, Germany. Mr. Sonnekalb received a degree in Business Administration from the University of Fulda, Germany, in 1997.

Annie Leung Hoi Ling, 37 years old, has over 12 years of experience in engineering design, manufacturing, and operations. She currently runs an OEM factory she built in 2019 in Vietnam with over 600 employees. Ms. Leung previously held positions at Artop Group, Good Mark Industrial Limited and Good Mark Industrial Vietnam. She received BEng with honors in product analysis and engineering design from The Hong Kong Polytechnic University.

Brian Chu Chong Tat, 53 years old, has over 28 years of experience in collaborative education and entrepreneurship. His dedication to excellence and commitment to helping students realize their unique strengths has served as the foundation for a highly successful career. . Mr. Chu also founded a highly successful tennis club on his own initiative, with approximately 100 active members. Mr. Chu holds a Bachelor of Education with Honors from Hong Kong Education University.

Doron Aharonov. Mr. Aharonov was appointed to the Board of Directors on October 25, 2025. Mr. Aharonov currently serves as a real estate broker with Compass in Manhattan, New York. From 2018 to 2023, he was a commercial real estate agent with CBRE Ltd. in Israel, and from 2015 to 2018 he was a broker with Douglas Elliman Real Estate in New York. Mr. Aharonov holds a B.A. in Business Administration (Finance) from Ono Academic College and served in the Israel Defense Forces from 1997 to 2000 as a Company Sergeant Major in the Free Fall Training School.

There are no other family relationships between any of the above-named officers, directors or employees. To the Company’s knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Since the Company’s last annual report, four directors, Tiko Aharonov, Drik Hermann, Ph.D., Patrick Michaels, and Marcus Bagnall, resigned from the Company’s Board of Directors. Each resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Tiko Aharonov also ceased to serve as a member of the Audit Committee and of the Compensation Committee upon his resignation. During fiscal 2026, Doron Aharonov was appointed to the Company’s Board of Directors and was also appointed as a member of the Audit Committee. As of the date of this annual report, the Board consists of six directors, five of whom are independent under applicable Nasdaq listing standards

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2026 to directors on the Company’s Board of Directors and officers as a group, for services rendered to the Company and its subsidiaries in all capacities was approximately $852,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

Mr. Kohl is employed pursuant to an employment agreement that can only be terminated by the Company, other than for cause or in the case of Mr. Kohl’s incapacity, by paying Mr. Kohl a severance payment equal to three times his annual base salary. As of the past fiscal year, Mr. Kohl has voluntarily reduced his annual base salary by half. The forgone portion of his salary is waived. This voluntary reduction may be reversed and his salary restored to its original base salary at any time.

Mr. Kohl, and the three other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

On May 1, 2025, Mr. Kohl, Tiko Aharonov, Mr. Sonnekalb, and Ms. Wong, each directors of the Company, and Mr. Tsang and Mr. Chan, each officers of the Company, were each granted 20,000 shares of restricted stock under the Company’s 2020 Stock Option and Restricted Stock Plan. Further, Ms. Ling, and Mr. Tat, each directors of the Company, were each granted 2,500 shares of restricted stock under the Company’s 2020 Stock Option and Restricted Stock Plan. The restricted stock awards granted to the directors of the Company are each subject to vesting and each vest fully on April 1, 2028 subject to continuous provision of services to the Company through such date. The restricted stock awards granted to Mr. Tsang and Mr. Chan are each subject to vesting and each vest fully on April 1, 2030 subject to continuous provision of services to the Company through such date.

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

Audit Committee. During fiscal 2026, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov, until Tiko Aharonov’s resignation from the Board of Directors this fiscal year. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met two times during fiscal 2026. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee. During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov, until Tiko Aharonov’s resignation from the Board of Directors this fiscal year. The Compensation Committee administers the Company’s 2020 Stock Option and Restricted Stock Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

The Board of Directors does not have a separate Nominating Committee. Nominees for the election to the Board are selected and nominated by the independent directors (there currently are six directors, five of whom are independent). The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the independent members of the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

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

Employees

As of June 30, 2026, the Company had a total of 99 persons who were working on a full-time basis for the Company. All of the Company’s employees are employed by the Company’s various subsidiaries. Of the foregoing workers and employees, 32 were engaged in the administration of the Company (including marketing, purchasing, personal, bookkeeping, import/export, material control, shipping, security), engineering, design and development, tool and fixture production, and the balance, 67 employees, were engaged in manufacturing, quality assurance, warehousing and other supporting functions.

Kayser Myanmar, the Myanmar-based company in which the Company currently owns an 84% stake, employed a total of approximately 10 employees as of June 30, 2026.

Regent-Feinbau, the Germany-based company in which the Company currently owns an 51% stake, employed a total of approximately 21 employees as of June 30, 2026.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 30, 2026, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person (i) who is an executive officer or director of the Company, (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, and (iii) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned	Percent Beneficial Owned(**)
Roland W. Kohl	984,067	21.3%
Doron Aharonov	0	*
Heiko Sonnekalb	50,000	1.1%
Irene Wong Ping Yim	23,000	*
Annie Leung Hoi Ling	2,500	*
Brian Chu Chong Tat	2,500	*
Alan Chan	20,000	*
Ringo Tsang	70,000	1.5%
All Directors and Officers as a Group (8 Persons)	1,152,067	24.9%

Greater than 5% shareholders
Tiko Aharonov	235,000	5.1%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
*** (1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

To the Company’s knowledge, none of the Company’s shareholders resides in the British Virgin Islands. As of June 30, 2026, the Company had 56 record holders, of whom 23 were residents of the United States. To the Company’s knowledge, foreign record holders own 651,295 Common Shares, although a number of the Company’s officers, directors and other foreign shareholders also own shares in street name. To the Company’s knowledge 1,387,067 of its Common Shares are owned by non-U.S. persons. Based on the Company’s records of shares owned by its officers, by its record holders, and by other foreign holders who hold their shares in street name, the Company estimates that at least 29.98% of the Company’s outstanding shares are owned by non-U.S. shareholders. Roland Kohl was granted 300,000 shares of restricted stock on May 13, 2023, which increased the number of shares he beneficially owns from 674,067 shares to 974,067 shares. Each of Roland Kohl, former director Tiko Aharonov, Irene Wong Ping Yim, Heiko Sonnekalb, Alan Chan, and Ringo Tsang were also granted 20,000 shares of restricted stock on May 1, 2025, and each of former director Patrick Michaels, former director Marcus Bagnall, Annie Leung Hoi Ling, Brian Chu Chong Tat were also granted 2,500 shares of restricted stock on May 1, 2025. On March 1, 2026, the Company issued 64,851 Common Shares to LeMALe Beteiligungs-GmbH as partial consideration for the Company’s acquisition of 51% of the outstanding shares of Regent-Feinbau. Other than those increases in holdings, to the Company’s knowledge there have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2026. However, as described elsewhere in this annual report, on March 29, 2019 Kayser Myanmar, the Company’s 84% owned Myanmar subsidiary, entered into a 50-year lease with Konig Company Limited (“Konig Company”), a Myanmar company. Neither the Company nor any of its subsidiaries owns an equity interest in Konig Company, and Konig Company owns no shares of the Company. Furthermore, none of Konig Company’s principals is an officer or director of the Company, nor are any of the Company’s officers or directors affiliated with Konig Company. Accordingly, the Company does not believe that Konig Company is a related party. However, Konig Company is owned by two Myanmar citizens, one of whom is currently a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar). These two principals of Konig Company also collectively own 15,000 shares of the Company’s restricted stock. All discussions regarding the lease and the other arrangements between the Company and Kayser Myanmar were conducted on behalf of the Company and Kayser Myanmar by officers of the Company, and the two principals of Konig Company represented Konig Company in those interactions.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

The Company has included consolidated financial statements as part of this annual report.

B. Significant Changes

The Company has not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

C. Dividend Policy.

The Company pays a cash dividend to the holders of its Common Shares at the discretion of the Board, subject to the Company’s profitability and cash position. The Company declared no dividend payments during the fiscal year ended March 31, 2026.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s Common Shares are currently traded on the Nasdaq Capital Market under the symbol “HIHO” and are not listed for trading in any trading market outside the United States. On June 30, 2026, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $0.80 per share. As of June 30, 2026, there were 56 holders of record of the Company’s Common Shares. However, the Company believes that there are a significantly greater number of “street name” shareholders of the Common Shares.

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

Item 10. Additional Information

Share Capital

The Company’s authorized capital consists of 20,020,000 shares, of which 20,000,000 are Common Shares, $0.01 par value per share, and 20,000 are shares of Series A Preferred Shares, $0.01 par value per share. As of March 31, 2026 and June 30, 2026, there were 4,626,676 and 4,626,676 Common Shares outstanding respectively; no shares of the Series A Preferred Shares were outstanding. As of March 31, 2026 and June 30, 2026, no options to purchase Common Shares were outstanding respectively.

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

Material Contracts

On February 16, 2026, the Company entered into a share purchase agreement with LeMALe Beteiligungs-GmbH pursuant to which the Company agreed to acquire 51% of the outstanding shares of Regent-Feinbau Adermann GmbH. The acquisition closed on March 1, 2026. The total purchase price was €662,000, consisting of €612,000 paid in cash and €50,000 paid through the issuance of 64,851 Common Shares. The foregoing summary is qualified in its entirety by reference to the purchase agreement filed as Exhibit 4.8 to this annual report.

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

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Common Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s administrative offices are located, or the British Virgin Islands, where Highway Holdings is incorporated. There are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC or Myanmar). As a member state of the European Union and the Eurozone, Germany does not currently impose exchange control restrictions on the payment of dividends or the transfer of capital by Regent-Feinbau, although distributions by Regent-Feinbau are subject to German corporate law requirements and the rights of its minority shareholder. Other jurisdictions in which the Company conducts operations may have various exchange controls.

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

The Company’s other PRC operating subsidiary, ShenZhen SilverAge Health and Wellness Co., Ltd. (“SilverAge”), which was formed during fiscal 2026, is likewise a PRC-registered enterprise subject to the EIT Law. Accordingly, SilverAge is generally subject to the standard PRC enterprise income tax rate of 25%, and any dividends that SilverAge pays to its overseas parent would normally be subject to PRC withholding tax at a rate of 10%, which rate may be reduced to 5% if the recipient is a Hong Kong resident enterprise that owns more than 25% of SilverAge’s equity and is considered the beneficial owner of such dividends. To date, SilverAge has not generated material revenues or profits and has not paid any dividends. As with Nissin Precision, if the PRC tax authorities were to determine that any overseas member of our group that holds SilverAge should be classified as a PRC resident enterprise by reason of having “de facto management bodies” within the PRC, that entity’s global income would be subject to PRC income tax at a rate of 25%.

Regent-Feinbau, the Company’s 51%-owned German operating subsidiary, is subject to German corporate income tax (Körperschaftsteuer), the solidarity surcharge imposed thereon, and municipal trade tax (Gewerbesteuer), which together currently result in an aggregate effective tax rate of approximately 30%. Dividends distributed by Regent-Feinbau to the Company may be subject to German withholding tax, subject to reduction or exemption under applicable tax treaties or European Union directives. The Company acquired its 51% interest in Regent-Feinbau on March 1, 2026, and, accordingly, German taxation did not have a material effect on the Company’s results of operations for the fiscal year ended March 31, 2026.

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

The Company’s exposure to interest-rate risk primarily relates to the interest rates on its outstanding debt compared to the interest income it generates on its excess cash. The Company maintains its excess cash in short-term interest-bearing deposits (that are subject to interest rate fluctuations). The Company had $569,000 long-term borrowings that are subject to interest rate changes as of March 31, 2026. Because the Company had cash and cash equivalents of approximately $4,409,000 available as of March 31, 2026, and no interest-bearing indebtedness, the Company believes that its interest rate risk is acceptable.

Inflation in China has not materially affected our results of operations. Inflation on a year-over-year basis in China has been 0.2% in calendar year 2023, 0.2% in 2024 and 0.2% in 2025. Inflation in the PRC has modestly increased the Company’s cost of operations at its manufacturing facility in the PRC. Continued increase in inflation could have an adverse effect the Company’s costs and margins in the PRC. Inflation on a year-over-year basis in Myanmar has been 14.18% in calendar year 2023, 26.5% in 2024 and 22% in 2025. Although the inflation rate in Myanmar has increased the Company’s cost of labor in Myanmar, those increases have to date been offset by the continued weaking of the Kyat.

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

B. The Amended and Restated Memorandum and Articles of Association authorized a new class of securities titled “Series A Preferred Shares.” No Series A Preferred Shares have been issued, and none are outstanding. In connection with the authorization of the Series A Preferred Shares, on April 28, 2018, the Company’s Board of Directors declared a dividend of one preferred share purchase right (the “Rights”) for each outstanding share of Common Share. The Rights entitle the registered holders of the Common Shares to purchase from the Company one one-thousandth of a Series A Preferred share, par value $0.01 per share, of the Company at a price of $10.00 per one one-thousandth of a Series A Preferred Share if, and when, a person or group announces an acquisition of 15% or more of the Company’s outstanding Common Shares, or announces commencement of a tender offer for 15% or more of the Common Shares. In that event, the Rightsf permit shareholders, other than the acquiring person, to purchase the Series A Preferred Shares. For a description of the Series A Preferred Shares and the Rights, see “Item 10. Additional Information--Amended and Restated Memorandum and Articles of Association,” above.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were effective, following the remediation during fiscal 2026 of the material weaknesses previously identified as of March 31, 2025, as described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) by the Committee on Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, and taking into account the remediation measures implemented and tested during fiscal 2026, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our consolidated financial statements for the year ended March 31, 2025, the following material weaknesses in our internal control over financial reporting were identified as of March 31, 2025: (i) we did not have sufficient and skilled accounting personnel in the Company with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with the Company’s financial reporting requirements; and (ii) we did not have appropriate and adequate policies and procedures in place in the Company to evaluate the proper accounting and disclosures of key transactions and documents. During the fiscal year ended March 31, 2026, the Company implemented and tested remediation measures designed to address these material weaknesses, as described below, and management has concluded that these previously identified material weaknesses have been remediated as of March 31, 2026.

Based on the implementation and testing of the remediation measures described above, our management concluded that the previously identified material weaknesses have been remediated and that our internal control over financial reporting was effective as of March 31, 2026. Notwithstanding the foregoing, we cannot assure you that we will not identify additional material weaknesses or control deficiencies in the future.

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

Remediation Implemented During the Year Ended March 31, 2026

The Company’s internal controls over financial reporting were not effective as of March 31, 2025. Accordingly, during the year ended March 31, 2026 the Company undertook the following remedial actions to address the issues it identified in the prior fiscal year: (i) the Company now pays the salaries of its Myanmar employees through direct deposit to the workers’ bank accounts; (ii) internal controls have been implemented so that other expenses that must be paid in cash in Myanmar are subject to approval by senior personnel and immediately recorded in the financial records of the Company; (iii) all cash on hand in Myanmar not immediately required for expenses are securely stored on site by senior personnel; (iv) internal controls have been implemented so that all expenses in Myanmar and key transactions in Myanmar are reviewed by experienced accounting personnel in Hong Kong, including review of underlying transaction documents; and (v) all non-routine transactions are reviewed and approved by the Chief Financial Officer, and all salaries are reviewed and approved by both the Chief Financial Officer and Chief Executive Officer.

Changes in Internal Control Over Financial Reporting

Except for the remediation measures described above, which were implemented and completed during the fiscal year ended March 31, 2026 to address the material weaknesses previously identified as of March 31, 2025, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2025	2026

Audit Fees (1) - ARK Pro CPA & Co	$36,000	$36,000
Audit Fees (1) – Marcum Asia CPAs LLP	176,500	233,500

Tax Fees (2)	-	-
Total	$212,500	$269,500

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns.

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

Item 16F. Change in Registrant’s Certifying Accountant

On March 7, 2025, the Company appointed Marcum Asia as the Company’s independent registered public accounting firm to replace ARK, the Company’s former independent auditor. The appointment of Marcum Asia was made after careful consideration and evaluation by the Company, and was approved by the Board of Directors and the Audit Committee of the Company.

ARK’s audit reports on the Company’s consolidated financial statements for the fiscal year ended March 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal year March 31, 2024 and through the subsequent interim period on or prior to December 23, 2024, there were no disagreements between the Company and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ARK, would have caused ARK to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods.

For the fiscal year ended March 31, 2024, or subsequently up to December 23, 2024, there were no “reportable events” as such term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by the Company in Item 15. Controls and Procedures on Form 20-F filed with the SEC on July 16, 2024 and on June 30, 2025, which material weaknesses, as described in Item 15 of this annual report, have since been remediated as of March 31, 2026.

During the Company’s fiscal year ended March 31, 2024, and through the subsequent interim period on or prior to March 7, 2025, neither the Company nor anyone on its behalf has consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto).

The appointment of Marcum Asia to replace ARK was reported by the Company in a report on Form 6-K that was filed with the SEC on March 7, 2025. In accordance with Item 304(a)(3) of Regulation S-K, the Company provided ARK with a copy of the statements set forth in the March 7, 2025 Form 6-K filing with the SEC. The Company requested that ARK furnish the Company with a letter addressed to the SEC stating whether ARK agrees with the statements in the Form 6-K filed with the SEC on March 7, 2025, as required by SEC rules, and ARK has furnished the requested letter, which is attached as Exhibit 99.1 to the Form 6-K filed with the SEC on March 7, 2025.

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

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant’s Form 6-K filed on May 11, 2018).

1.2	Amendment to Highway Holdings Limited’s Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of registrant’s Form 6-K filed on December 4, 2019).

2.1	Rights Agreement, dated as of May 8, 2018, between Highway Holdings Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 2.1 of registrant’s Form 6-K filed on May 11, 2018).

2.2	Description of Securities (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2022).

4.1	2010 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2010).

4.2	2020 Stock Option And Restricted Stock Plan (incorporated by reference to the registrant’s proxy statement included in the Form 6-K filed on August 30, 2024).

4.3	Restricted Share Agreement, dated May 13, 2023, between the Company and Roland Kohl (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023).

4.4	Property Rental Contract between Shenzhen Long Cheng Industrial Ltd. and Nissin Metal and Plastic (Shenzhen) Limited, effective January 23, 2026.#*

4.5	Tenancy Agreement of Office No. 1801 on Level 18 of Landmark North, Fanling Sheung Shui Town Lot No. 94, dated February 25, 2026, between Kayser Limited and SHK Sheung Shui Landmark investment Limited.#*

4.6	Form of Restricted Share Agreement for employees (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2025).

4.7	Form of Restricted Share Agreement for directors (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2025).

4.8	Share Purchase Agreement, dated February 16, 2026, by and among Highway Holdings Limited, Regent-Feinbau Adermann GmbH, and LeMALe Beteiligungs-GmbH*

8.1	List of all of registrant’s subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*

11.1	Code of Ethics (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2005).

12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

19.1	Insider Trading Policy (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2024).

97	Clawback Policy. (incorporated by reference to the registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2024).

101	Financial information from registrant for the year ended March 31, 2026 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of March 31, 2025 and 2026; (ii) Consolidated Statements of Operations for the Years Ended March 31, 2024, 2025 and 2026; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended March 31, 2024, 2025 and 2026; (iv) Consolidated Statements of Cash Flows for the Years Ended March 31, 2024, 2025 and 2026; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I.

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
Alan Chan
Chief Financial Officer and Secretary

Date: July 14, 2026

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements

For the years ended March 31, 2024, 2025 and 2026

Report of Independent Registered Public Accounting Firm

HIGHWAY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Highway Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited (the “Group”) as of March 31, 2025 and 2026, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2026, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Assessment of impairment of long-lived assets

The Group recognized an impairment loss of $125,000 on certain long-lived assets during the year ended March 31, 2026 as discussed in Note 2(n) to the consolidated financial statements. Long-lived assets, including property, plant and equipment with finite lives, and operating lease right-of-use assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. As of March 31, 2026, the Group had incurred an operating loss under challenging industry and economic conditions. The Group considered this as indicators that certain long-lived assets may be impaired as of March 31, 2026. The Group tested its long-lived assets during the year ended March 31, 2026. The Group’s evaluation of long-lived assets assesses estimated future undiscounted cash flows over its remaining term compared to its carrying value. The significant assumptions used in calculating projected future cash flows include revenue projection and revenue growth rates, production costs, and operating expenses.

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

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing management’s process for determining the undiscounted future cash flows the assets are expected to generate, which included (i) obtained an understanding and evaluated the reasonableness of management’s process for developing the undiscounted cash flow of long-lived assets; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data used in the assessment; (iii) evaluating the reasonableness of the significant assumptions related to the forecasted revenue, production costs, and operating expenses used in the assessment by considering (i) the past performance of the asset group; and (ii) the consistency with external market, economic and industry data; (iv) performing sensitivity analyses over significant assumptions to evaluate the potential effect of reasonably possible changes on the impairment measurement; and (v) testing the mathematically accuracy of the impairment model and the calculation of the recorded impairment loss of $125,000.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Group’s auditor since 2025.

New York, New York

July 14, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highway Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in equity and cash flows of Highway Holdings Limited and its subsidiaries (the “Group”) for the year ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

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

Assessment of impairment of long-lived assets

As discussed in Note 2(n) to the consolidated financial statements, the Group reviews its long-lived assets, including property, plant and equipment and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets and ROU assets to the sum of the estimated undiscounted future cash flows expected to be generated from the use of the assets and the eventual disposition. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the assets being evaluated. Impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value.

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

Hong Kong, China

July 16, 2024

PCAOB ID: 3299

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	For the years ended March 31,
	2024	2025	2026
	$	$	$

Revenue from contracts with customers	6,321	7,412	4,805
Cost of sales	(4,613)	(4,942)	(3,439)

Gross profit	1,708	2,470	1,366
Selling, general and administrative expenses	(2,477)	(3,005)	(3,548)
Impairment of property, plant and equipment	(335)	-	(19)
Impairment of right of use assets	(527)	-	(106)

Operating loss	(1,631)	(535)	(2,307)

Non-operating income:
Exchange gain, net	198	124	22
Interest income, net	248	203	159
Other income	30	22	21
Gain on disposal of property, plant and equipment	16	333	75

Total non-operating income	492	682	277

(Loss) income before income taxes	(1,139)	147	(2,030)
Income taxes (note 4)	161	(38)	486

Net (loss) income	(978)	109	(1,544)
Net loss (Profit) attributable to non-controlling interests	19	(3)	20

Net (loss) income attributable to Highway Holdings Limited’s shareholders	(959)	106	(1,524)

Net (loss) income per share:
- basic	(0.22)	0.02	(0.33)

- diluted	(0.22)	0.02	(0.33)

Weighted average number of shares outstanding:
- basic	4,373,236	4,401,825	4,554,360

- diluted	4,373,236	4,401825	4,554,360

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

Net (loss) income	(978)	109	(1,544)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(57)	(17)	(94)

Comprehensive (loss) income	(1,035)	92	(1,638)
Comprehensive loss (income) attributable to non-controlling interest	19	(2)	20

Comprehensive (loss) income attributable to Highway Holdings Limited’s shareholders	(1,016)	90	(1,618)

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,
	2025	2026
	$	$
ASSETS
Current assets:
Cash and cash equivalents (note 5)	5,972	4,409
Accounts receivable, net (note 6)	1,022	1,023
Inventories (note 7)	1,146	1,452
Prepaid expenses and other current assets, net (note 8)	430	253

Total current assets	8,570	7,137

Property, plant and equipment, net (note 9)	94	389
Intangible assets, net (note 10)	-	532
Goodwill (note 11)	-	260
Operating lease right-of-use assets, net (note 15)	784	2,424
Long-term deposits	11	179
Long-term loan receivable (note 12)	95	75
Investments in equity method investees (note 13)	-	-

TOTAL ASSETS	9,554	10,996

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	613	437
Operating lease liabilities, current (note 15)	623	844
Accrued expenses and other current liabilities (note 14)	1,274	1,509
Current portion of long-term loan payable (note 16)	-	162
Income tax payable	486	162
Dividend payable	81	81

Total current liabilities	3,077	3,195
Operating lease liabilities, non-current (note 15)	187	1,742
Deferred tax liabilities	-	190
Long term accrued expenses (note 14)	23	26
Non current portion of long-term loan payable (note 16)	-	407

Total liabilities	3,287	5,560

Commitments and contingencies (note 17)

Shareholders’ equity:

Preferred shares, $0.01 par value (Authorized: 20,000 shares; no shares issued and outstanding as of March 31, 2025 and 2026)	-	-
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 4,401,825 and 4,626,676 shares as of March 31, 2025 and 2026 issued and outstanding)	44	46
Additional paid-in capital	12,178	12,417
Accumulated deficit	(5,437)	(6,961)
Accumulated other comprehensive loss	(516)	(610)

Total Highway Holdings shareholder’s equity	6,269	4,892

Non-controlling interests	(2)	544

Total Equity	6,267	5,436

TOTAL LIABILITIES AND EQUITY	9,554	10,996

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Limited’s Shareholders’ Equity
						Total Highway
	Common shares,				Accumulated	Holdings
	issued and		Additional		other	Limited’s	Non-
	outstanding		paid-in	Accumulated	comprehensive	Shareholders’	controlling	Total
	Shares	Amount	capital	deficit	loss	equity	interests	equity
	Number	$	$	$	$	$	$	$
	(in thousands)

As of March 31, 2023	4,087	41	12,003	(3,396)	(444)	8,204	12	8,216
Exercise of share options	30	0	59	-	-	59	-	59
Share-based compensation	300	3	55	-	-	58	-	58
Net (loss) income	-	-	-	(959)	-	(959)	(19)	(978)
Cash dividends ($0.20 per share)	-	-	-	(660)	-	(660)	-	(660)
Translation adjustments	-	-	-	-	(57)	(57)	-	(57)

As of March 31, 2024	4,417	44	12,117	(5,015)	(501)	6,645	(7)	6,638
Shares cancelled	(15)	(0)	-	-	-	(0)	-	(0)
Share-based compensation	-	-	61	-	-	61	-	61
Net income	-	-	-	106	-	106	3	109
Cash dividends ($0.15 per share)	-	-	-	(528)	-	(528)	-	(528)
Translation adjustments	-	-	-	-	(15)	(15)	2	(13)

As of March 31, 2025	4,402	44	12,178	(5,437)	(516)	6,269	(2)	6,267
Share-based compensation	160	2	180	-	-	182	-	182
Issuance of common shares for business acquisition	65	0	57	-	-	57	566	623
Net (loss) income	-	-	-	(1,524)	-	(1,524)	(20)	(1,544)
Translation adjustments	-	-	-	-	(94)	(94)	-	(94)

As of March 31, 2026	4,627	46	12,417	(6,961)	(610)	4,892	544	5,436

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$
Cash flows from operating activities:
Net (loss) income	(978)	109	(1,544)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	159	9	31
Amortization of operating lease right-of-use assets	599	600	687
Loss on termination of operating lease right of use assets	-	-	9
Amortization of Intangible assets	-	-	5
Expected credit loss (reversal) provision	(513)	66	(82)
Write-down of inventories	86	71	106
Impairment of property, plant and equipment	335	-	19
Impairment of operating lease right of use assets	527	-	106
Gain on disposal of property, plant and equipment	(16)	(333)	(75)
Reversal of income tax provision	-	-	(496)
Share-based compensation expenses	58	61	182
Changes in operating assets and liabilities:
Accounts receivable	1,133	168	338
Deferred tax	(107)	-	-
Inventories	(272)	356	119
Prepaid expenses and other current assets	46	(230)	210
Accounts payable	36	(326)	(268)
Accrued expenses and other current liabilities	(118)	(511)	117
Operating lease liabilities	(527)	(576)	(717)
Income tax payable	(59)	-	6
Income tax recoverable	3	-	-
Long-term accrued expenses	23	(17)	3
Long-term deposits	-	193	(167)

Net cash provided by (used in) operating activities	415	(360)	(1,411)

Cash flows from investing activities:
Purchase of property, plant and equipment	(118)	(101)	(103)
Proceeds from disposal of property, plant and equipment	16	333	82
Repayment from a long-term loan	-	-	20
Payment for acquisition of a subsidiary	-	-	(701)
Cash received from the acquired subsidiary	-	-	593

Net cash provided by (used in) investing activities	(102)	232	(109)

Cash flows from financing activities:
Share options exercised	59	-	-
Cash dividends paid	(616)	(492)	-
Long term loan Repayment	-	-	(25)

Net cash used in financing activities	(557)	(492)	(25)

Net decrease in cash and cash equivalents	(244)	(620)	(1,545)
Cash and cash equivalents at the beginning of year	6,952	6,601	5,972
Effect of exchange rate changes on cash and cash equivalents	(107)	(9)	(18)

Cash and cash equivalents at the end of year	6,601	5,972	4,409

Supplemental disclosure of cash flow information:
Cash paid for income taxes	3	38	3
Cash paid for interest expenses	-	-	1

Non-Cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	-	-	(617)
Common share issued for business combination	-	-	57

The accompanying notes are an integral part to these consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the “Company”) was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in Hong Kong Special Administrative Region (“Hong Kong”), Shenzhen (comprising Long Hua) of the People’s Republic of China (“China”), Yangon of the Republic of the Union of Myanmar (“Myanmar”) and Bremen of Federal Republic of Germany (“Germany”).

The Company and its subsidiaries (collectively referred as the “Group”) are engaged in manufacturing and sale of metal, plastic and electronic parts and components. The Group’s manufacturing activities are principally conducted in Shenzhen of China, Yangon of Myanmar and Bremen of Germany, while its selling activities are principally conducted in Hong Kong.

As of March 1 2026, the Group completed the acquisition of a 51% issued share capital in Regent Feinbau Adermann GmbH (“Regent”). Regent is a German-based certified manufacturing specialist for precision sheet metal components and welded assemblies made of aluminum, steel and copper, from LeMALe Beteiligungs-GmbH (“LeMALe”). The primary purpose of the acquisition was to meet European customers’ desire for localization, allowing deliveries from within Europe rather than from overseas.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation - The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation - The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Subsidiary is entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The Company consolidates entities for which the Company is the primary beneficiary if the entity’s other equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued - Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as cost method investment depending on the level of influence retained.

(c) Use of estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, provision for credit losses of accounts receivable, inventories impairment assessment, long-lived assets and right-of-use (“ROU”) assets impairment assessment, fair value of business combination measurement and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

The trade controversies between China and the United States and the political unrest in Myanmar have created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns and adversely impact the Group’s results of operations.

As a result, during the year ended March 31, 2026, the Group faced uncertainties around its estimates of revenue recognition, revenue collectability, accounts receivable credit losses, impairment of inventories, impairment of long-lived assets and ROU assets and valuation allowance for deferred tax assets. The Group expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the trade controversies between China and the United States and the political unrest in Myanmar. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements.

(d) Business combination - In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a “screen test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Business combination - continued - Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an assets acquisition, no goodwill is recognized on the acquisition date.

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

(e) Investments under equity method - The investments for which the Group has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, the amortization of intangible assets recognized upon f and dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

(f) Cash and cash equivalents - Cash and cash equivalents consist of cash on hand and bank deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

Cash equivalents are placed with financial institutions with credit ratings and quality where the Group considers acceptable.

(g) Time deposits - Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Accounts receivable - From April 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

The Group’s accounts receivable, other current assets (note 8) and loan receivables (note 2(i)) recorded in prepaid expenses and other current assets are within the scope of ASC Topic 326. Accounts receivable primarily represent amounts due from customers, that are typically non-interest bearing and are initially recorded at the invoiced amount. Accounts receivable balances are write-down against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any off-balance-sheet credit exposure related to its customers is assessed the same manner as on-balance-sheet exposure.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets (note 8) and loan receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. As of March 31, 2026, the allowance for expected credit loss provision recorded in accounts receivable was $27 (2025: $109).

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

(i) Loan receivables - Loan receivables mainly represent the loans to a non-controlling interest and a director of a subsidiary in Myanmar. The loan periods granted by the Group to the staff amounts to 36 months and carries fixed interest rate of 8% per annum. The loan receivables principal and interest are expected to be repaid on the expected settlement date. The loan receivables are stated at the historical carrying amount net of allowance for uncollectible loan receivables (see (h) above). The loan receivables expected to be settled more than one year as of balance sheet date are classified into long-term loan receivable on the consolidated balance sheets. No impairment was made on the loan receivables for the years ended March 31, 2024, 2025 and 2026.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j) Inventories - Inventories are stated at the lower of cost and net realizable value, with cost determined by the first-in-first-out method. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions.

(k) Goodwill - Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. The Company tests goodwill for impairment in March of each fiscal year at the reporting unit level. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill recognized in a business acquisition includes the portion attributable to both the controlling and noncontrolling interests. No impairment of Goodwill was recognized during the years ended March 31, 2026.

(l) Intangible Assets

Intangible assets acquired in a business combination are recognized separately from goodwill and are recorded at their fair value at the acquisition date. The Regent intangible assets consist of customer relationships.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. The customer relationship acquired in the Regent acquisition is being amortized over its estimated useful life of 6 years, which represents the period over which the asset is expected to contribute to the Company’s future cash flows. Amortization expense is recorded within selling, general and administrative expenses in the consolidated statements of operations.

The Company evaluates the remaining useful life of its intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(m) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 5 to 15 years for machinery and equipment, shorter of the lease term or the estimated useful life for leasehold improvements and 2 to 5 years for other property, plant and equipment.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Impairment of long-lived assets (other than goodwill) - The Group reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the sum of the estimated undiscounted future cash flows expected to be generated from the use of the assets and the eventual disposition. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the assets being evaluated. Impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value.

At each year end as of March 31, 2024, 2025 and 2026, the Group has reviewed the long-lived assets for impairment, since there were several indicative events and factors identified, including (1) significant adverse changes in the business climate, including the possible negative impact of political unrest in Myanmar, (2) operating and/or cash flow losses, and (3) negative impact on business operations as a result of trade controversies between China and the United States and new global human and environmental rights regulations pending or enacted.

For the year ended March 31, 2025, as a result of the comparisons, management has identified the sum of estimated undiscounted future cashflows of long-lived assets and ROU assets are higher than their carrying values. The Group did not recognize any impairment of long-lived assets and ROU assets during the year ended March 31, 2025.

For the years ended March 31, 2024 and 2026, as a result of the comparison, management has identified the sum of estimated undiscounted future cashflow of long-lived assets are lower than their carrying values. Accordingly, an impairment loss of $335 and $19 for long-lived assets and an impairment loss of $527 and $106 for ROU assets were recognized for the years ended March 31, 2024 and 2026 respectively, which were the amounts by which the carrying values of the assets exceeded their fair value.

(o) Concentration of credit risk - Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, other receivables and prepayments. The Group places its cash and cash equivalents with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivables are mitigated by credit evaluations performed on the customers or debtors and ongoing monitoring of outstanding balances.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Revenue recognition - The Group recognizes revenue when its customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of Topic 606, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from the sales of metal stamping, mechanical OEM and electric OEM products, from the sub-contracting income from the provision of electronic products assembly service, from the provision of machinery maintenance services and from the other service of educational services.

The cash collected from the sales is initially recorded in “contract liability” in the consolidated balance sheets and subsequently recognized as revenues upon the sales completed. There is no significant financing component or variable consideration.

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

Sub-contracting income recognition – point of time

The Group’s performance obligation is to provide sub-contracting services on electronic products assembly to one customer. When the Group satisfies a performance obligation, it will recognize as revenue the sub-contracting income it earns from the provision of electronic products assembly service. The Group’s revenue from sub-contracting income was $818, nil and nil for the years ended March 31, 2024, 2025 and 2026 respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Revenue recognition – continued

Other service revenue recognition – over time

The Group provides services to elderly people, with revenue recognized over time as the services are rendered. For the years ended March 31, 2024, 2025, and 2026, revenue from these educational services was nil, nil, and $14, respectively.

Breakdown of revenue recognition by product line is as follows:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

Sale of products	5,503	7,412	4,791
Sub-contracting income	818	-	-
Other service income	-	-	14

Total revenue from contracts with customers	6,321	7,412	4,805

Breakdown of revenue recognition at a point of time / overtime is as follows:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

Revenue recognized at a point of time	6,321	7,412	4,791
Revenue recognized over time	-	-	14

Total revenue from contracts with customers	6,321	7,412	4,805

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Revenue recognition - continued

Value-added taxes and surcharges

The Group presents revenue net of VAT and surcharges incurred. The surcharge is sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group incurs expenses or pays fees to external delivery service providers, respectively, and records such expenses and fees like shipping and handling expenses. Total VAT and surcharges paid by the Group during the years ended March 31, 2024, 2025 and 2026 amounted to $85, $77 and $67 respectively.

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

Disaggregation of revenue

The Group disaggregates its revenue from different types of contracts with customers by principal product categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See note 25 for product revenues by segment.

Contract balances

The Group did not recognize any contract asset as of March 31, 2025 and March 31, 2026. The timing between the recognition of revenue and billings issuance is not significant.

The Group’s contract liabilities consist of deposits received from customers. As of March 31, 2025 and March 31, 2026, the balances of the contract liabilities are $10 and $225 including deposits received from a customer. All contract liabilities as of March 31, 2026 are expected to be recognized as revenue during the year ending March 31, 2027.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Revenue recognition - continued

Movement of contract liabilities are as follows:

	For the Years Ended March 31,
	2025	2026
	$	$

At the beginning of the year	10	10
Addition in the period	10	282
Revenue recognized from opening balance of contract liabilities	(10)	(10)
Revenue recognized from contract liabilities arising during current period	-	(57)
At the end of the year	10	225

(q) Retirement and other post-retirement benefits – Contributions to retirement schemes (which are defined benefit and defined contribution plans, see note 14 and 23) are charged to the consolidated statement of operations as and when the related employee service is provided.

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

As of March 31, 2025 and 2026, $23 and $26 were recognized as defined benefit obligation in the consolidated balance sheets as “Long term accrued expense”. Upon initiation of the plan during the year ended March 31, 2024, the amount is fully recognized as prior service cost in the consolidated statement of operations under “selling, general and administrative expenses”.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q) Retirement and other post-retirement benefits - continued - The Group also operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group. Contributions are made by the Group to the MPF at a rate of 5% based on each employee’s relevant compensation, subject to a cap of HK$1,500 (equivalent to $0.19) per month.

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

The Group’s German subsidiaries participate in statutory social security schemes constituting defined contribution plans, including statutory pension insurance, statutory health insurance, statutory long-term care insurance, statutory unemployment insurance, and statutory accident insurance/employers’ liability insurance association. Contributions are made by the Group to the statutory social security schemes based on certain percentage of the employees’ relevant compensation. For statutory pension insurance and statutory unemployment insurance, the cap is 8,450 Euro (equivalent $9,700) per month, while for statutory health insurance and statutory long-term care insurance, it is 5,813 Euro (equivalent $6,700) per month.

(r) Foreign currency translations and transactions - The functional and reporting currency of the Company is the United States Dollars (“U.S. dollars”). All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates on the balance sheet date. Exchange differences are recorded in the consolidated statements of operations.

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

The books and records of the Company’s major subsidiaries are maintained in their respective local currencies, the Hong Kong dollars, Myanmar Kyat, Chinese Renminbi and Euro which are also their respective functional currencies. The financial statements of the Group’s entities of which the functional currency is not U.S. dollars are translated from their respective functional currency into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Equity accounts other than earnings generated in current period are translated into U.S. dollars at the appropriate historical rates. Income and expense items are translated into U.S. dollars at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Foreign currency translations and transactions – continued

Exchange rates used to translate amounts in Chinese Renminbi, Myanmar Kyat and Euro into the U.S. dollars, the reporting currency are as follows:

	For the Years Ended March 31,
	2024	2025	2026
Items in the consolidated statement of operations:
Chinese Renminbi	7.15	7.14	7.04
Myanmar Kyat	2,103	2,510	3,536
Euro	-	-	8.91

	As of March 31,
	2025	2026
Balance sheet items, except for equity accounts
Chinese Renminbi	7.18	6.88
Myanmar Kyat	3,536	3,536
Euro	-	8.91

Chinese Renminbi and Myanmar Kyat are not fully convertible currencies. Any restrictions on currency exchange may limit the Group’s ability to convert Chinese Renminbi and Myanmar Kyat into U.S. dollars or Hong Kong dollars or vice versa.

(s) Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

As a public business entity, the Group adopted the standard of ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures effective on April 1, 2025 on a prospective basis on its consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Net (loss) income per share - Basic net (loss) income per share is computed by dividing net (loss) income attributable to the Company by the weighted average number of common shares outstanding during the year.

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

(u) Comprehensive (loss) income - Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Fair value measurement and financial instruments - The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w) Non-controlling interest - For the Group’s non-wholly owned subsidiary, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the consolidated statements of operations and statements of changes in equity to distinguish the interests from that of the Group. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

During the fiscal year ended March 31, 2026, the Group acquired 51% of the issued share capital of Regent on 28 February 2026. As a result, Regent became a majority-owned subsidiary of the Group. The remaining 49% equity interest not held by the Group is presented as a non-controlling interest. In accordance with ASC Topic 805, the non-controlling interest in Regent is measured at its fair value at the acquisition date. The fair value of the non-controlling interest was determined using an income approach based on the discounted cash flow method, with a discount for lack of control applied to reflect the minority interest. Goodwill recognized on the acquisition includes the portion attributable to the non-controlling interest. Subsequent changes in the Group’s ownership interest in Regent that do not result in a loss of control are accounted for as equity transactions, with any difference between the consideration paid or received and the carrying amount of the non-controlling interest recognized directly in equity attributable to the Group’s shareholders.

(x) Stock-based compensation - The Group adopted the provisions of ASC Topic 718 which requires the Group to measure and recognize compensation expenses for an award of an equity instrument based on the grant-date fair value.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Valuation Model.

The fair value of restricted share units (“RSUs”) is determined based on the market price of the Company’s ordinary shares on the grant date.

The compensation expense is recognized (a) immediately on the grant date if no vesting conditions are required; (b) for share options or RSUs granted with only service conditions, using the straight-line method, over the vesting period; and (c) for RSUs granted with performance conditions, over the vesting period only for the portion that is reasonably probable to vest based on the annual assessment at each reporting date.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x) Stock-based compensation - continued - Details of grants of restricted shares to non-employee consultants after the effectiveness of ASU 2018-07 -Compensation - stock compensation (Topic 718) - Improvements to non-employee share-based payment accounting are disclosed in note 24.

(y) Leases - The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group elected not to apply the recognition requirements of ASC 842 to short-term leases. The Group also elected not to separate non-lease components from lease components, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract.

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

As disclosed in note 2(n), the Group reviews its long-lived assets and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized an impairment loss of $nil and $106 on ROU assets as of March 31, 2025 and 2026 respectively.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current in the consolidated balance sheets as of March 31, 2025 and March 31, 2026.

(z) Dividends – Dividends are recognized when declared.

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z) Dividends – continued - Dividends recognized for unvested restricted shares for the years ended March 31, 2024, 2025 and 2026 were $44, $36 and $nil, respectively.

(aa) Long term loan payable, - The long term loans are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

The loans are classified as current or noncurrent based on the contractual maturity date that would require repayment within twelve months of the balance sheet date. (see note 16)

(ab) Commitments and contingencies - The Group adopts ASC Topic 450 “Contingencies” subtopic 20, in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

(ac) Recently adopted accounting standards - In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As a public business entity, the Group adopted ASU 2023-09 effective on April 1, 2025 on a prospective basis on its consolidated financial statements.

(ad) Accounting standards issued but not adopted as of March 31, 2026 - In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	Acquisition of Regent Feinbau Adermann GmbH

On March 1, 2026, the Group acquired a 51% controlling interest in Regent. The total consideration transferred for the 51% interest was €662,000 (approximately $758,000), consisting of cash of €612,000 (approximately $701,000) and the issuance of restricted shares of the 64,851 Company’s common shares valued at €50,000 (approximately $57,000).

Pursuant to the Share Purchase Agreement, the Group completed the transfer of the consideration on March 1, 2026, and the acquisition was completed on the same date. Upon completion of the transaction, the Group obtained control of Regent through its majority voting rights and, accordingly, accounted for the transaction as a business combination in accordance with ASC 805, Business combinations.

The acquisition was accounted for as a business combination by applying the acquisition method. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The Group engaged an independent third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date, including the recognition of the Non-controlling Interest (NCI) at fair value.

Consideration transferred (51%):
By cash	$701
By common shares	$57
Fair value of Noncontrolling Interest (49%)(1)	$566
Total	$1,324

Allocation of total fair value:

Property, plant and equipment	236
Operating lease right-of-use assets	617
Inventories	530
Accounts receivable and others	275
Cash and cash equivalents	593
Long-term loan payable	(594)
Operating lease liabilities	(617)
Trade payables and others	(166)
Income tax payable	(157)
Deferred income taxes	(190)
Net assets	527
Intangible asset – Customer relationship(2)	$537
Goodwill (residual)(3)	$260
Total	$1,324

(1)	The non-controlling interests mainly represent the interests allocated to shareholders with 49% equity interest in Regent. The fair value of the non-controlling interest was determined using the income approach, with assistance of an independent appraiser.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

3.	Acquisition of Regent Feinbau Adermann GmbH - continued

(2)	The customer relationship was valued using the multi-period excess earnings method under the income approach. The estimated useful life of the customer relationship is 6 years.

(3)	Goodwill primarily represents the expected synergies arising from the acquisition, including expansion of the Group’s manufacturing capabilities in Germany, access to an established customer base and workforce. Goodwill is not expected to be deductible for tax purposes.

The revenue and net loss of Regent since the acquisition date and that were included in the Company’s consolidated statements of operations and comprehensive loss for the year ended March 31, 2026 are $222 and $2, respectively.

Prior to the acquisition, Regent did not prepare its financial statements in accordance with U.S. GAAP and had a different fiscal year end from the Group. In addition, management concluded that the impact of the acquisition is not material to the Group’s consolidated results of operations. Thus the historical financial statement and pro forma financial information has not been presented.

4.	INCOME TAXES

Income is subject to tax in the various countries in which the Group operates.

The Group’s manufacturing operations were conducted mainly in PRC and Myanmar during the years ended March 31, 2024, 2025 and 2026. The Group’s operating subsidiaries, other than Nissin Metal and Plastic (Shenzhen) Company Limited (“Nissin PRC”), ShenZhen SilverAge Health and Wellness Co., Ltd (“Siverage”), Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”) and Regent Feinbau Adermann GmbH (“Regent”) are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong.

BVI

Under the current tax laws of the BVI, the Group is not subject to tax on its income or capital gains. In addition, no BVI withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2024, 2025 and 2026. As of March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million (equivalent to $257) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. The Group has selected Kayser Limited (“Kayser”) as the qualified entity under two-tiered profit tax rates regime and the remaining Hong Kong based subsidiaries are not qualifying under the regime and continue to be taxed at 16.5%.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES - continued

PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments. For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended March 31, 2024, 2025 and 2026, all PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Germany

During the year ended March 31, 2026, the subsidiary in Germany’s primary statutory tax rate was 29.83%, consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the corporate tax rate, and a trade tax rate of 14%.

Myanmar

Starting from October 1, 2021 onwards, income tax rate for the subsidiary incorporated in Myanmar is 22%.

The components of (loss) income before income taxes are as follows:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

Hong Kong	(346)	(502)	(1,929)
PRC	39	567	135
Myanmar	(832)	82	(236)
Germany	-	-	0

Total	(1,139)	147	(2,030)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES - continued

Income tax (benefit) expense consists of the following:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$
Current income tax (benefit) expense
Hong Kong	(59)	-	-
PRC
- Current	-	38	3
- Reversal of overprovision in prior year	-	-	(496)
Myanmar	5	-	-
Germany	-	-	7

Deferred income tax benefit	(107)	-	-

Total income tax (benefit) expense	(161)	38	(486)

The reconciliation of differences between the Hong Kong statutory tax rate and the effective tax rate for income tax for the years ended March 31, 2024 and 2025 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Years Ended March 31,
	2024	2025
	%	%

Profits tax rate in Hong Kong	16.5	16.5
Non-deductible expenses (non-taxable income)*	(7.9)	(50.0)
Changes in valuation allowances	10.4	138.3
Overprovision of profits tax in prior year	4.7	-
Effect of different tax rate of subsidiaries operating in other jurisdictions	(0.4)	47.0
Effect of preferential tax rate	-	(77.3)
Tax effect of tax losses not recognized	(12.3)	(52.7)
Tax effect of other temporary difference not recognized	-	(21.8)
Profit tax expense from disposal of PRC property	-	26.1
Others	3.1	-

Effective tax rate	14.1	26.1

*	The non-deductible expenses (non-taxable income) are mainly including the other non-deductible expenses from subsidiaries do not generate assessable, non-deductible entertainment expense, non-taxable gain from disposal of PRC property, and non-taxable interest income for the years ended March 31, 2024 and 2025.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES - continued

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of taxes at the Hong Kong statutory income tax rate to the benefit from income taxes for the year ended March 31, 2026 was as follows:

	For the Year Ended March 31, 2026
	$	%
Loss before income tax	(2,030)	100
Computed income tax benefit at Hong Kong statutory income tax rate	(335)	16.5
Domestic tax effect
- Non-deductible expenses from subsidiaries not generating income	96	(4.7)
- Non-taxable disposal gain from PRC property transfer	(13)	0.6
- Non-taxable interest income	(26)	1.3
- Changes in valuation allowance	302	(14.9)
- Unrealized intercompany transactions	(41)	2.0
Foreign tax effects
PRC
- Statutory income tax rate difference between PRC and Hong Kong	11	(0.5)
- Preferential tax rate	(27)	1.3
- Changes in valuation allowance	(7)	0.3
- Reversal of overprovision for income tax expense in prior years	(496)	24.4
- Others	4	(0.1)
Myanmar
- Statutory income tax rate difference between Myanmar and Hong Kong	(14)	0.7
- Changes in valuation allowance	62	(3.1)
Germany
- Statutory income tax rate difference between Germany and Hong Kong	0	0.0
- Others	(2)	0.1
Effective income tax rate	(486)	23.9

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES - continued

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended March 31, 2024, 2025 and 2026 were as follows:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$
Hong Kong	-	-	-
PRC	-	38	3
Myanmar	3	-	-
Germany	-	-	-
Total	-	38	3

The significant components of deferred taxes as of March 31, 2025 and 2026 were as follows:

	As of March 31,
	2025	2026
	$	$
Deferred tax assets:
Property, plant and equipment	45	42
Other social benefits	46	35
Lease liabilities	52	304
Tax loss carry forwards	918	1294

Total deferred tax assets	1,061	1,675
Less: Valuation allowance	(995)	(1,352)

Total deferred tax assets, net of valuation allowance	66	323
Net off against deferred tax liabilities	(66)	(323)

Net deferred tax assets	-	-

Deferred tax liabilities:
Operating lease right-of-use assets	(66)	(313)
Intangible assets acquired in a business acquisition	-	(160)
Property, plant and equipment	-	(40)

Total deferred tax liabilities	(66)	(513)
Net off against deferred tax assets	66	323

Net deferred tax liabilities	-	(190)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

4.	INCOME TAXES - continued

The changes related to valuation allowance for years ended 2024, 2025 and 2026 are as follows:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

At the beginning of the year	469	792	995
Addition	323	203	376
Reversal	-	-	(19)

At the end of the year	792	995	1,352

According to PRC tax regulations, the PRC enterprise net operating loss can be generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Considering the future strategic development, the Group will not re-apply for the HNTE certificate for Nissin SZ when the prior certificate expires on December 31, 2024.

Total net operating losses (NOLs) carryforwards of the Company’s subsidiary in PRC is $794 as of March 31, 2026. As of March 31, 2026, net operating loss carryforwards from PRC will expire in calendar year 2030, 2031, and 2033, if not utilized. The NOLs carryforwards of the Company’s subsidiaries in Hong Kong is $7,273 as of March 31, 2026, which can be carried forward without an expiration date. In addition, the NOLs carryforwards of the Company’s subsidiary in Myanmar is $310. As of March 31, 2026, net operating loss carryforwards from Myanmar will expire in 2027.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and uncertainty of future profitability and concluded that it is more likely than not that the Company will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of March 31, 2025 and 2026, the valuation allowance of $995 and $1,352 have been established respectively.

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

The Group has made its assessment of the level of the tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits and has measured the unrecognized tax benefits associated with the tax positions. As of March 31, 2025 and 2026, the Group did not have any unrecognized uncertain tax positions. For the years ended March 31, 2024, 2025 and 2026, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

In Hong Kong, an additional assessment may be made by an HKIRD tax assessor if a taxpayer chargeable to tax has not been assessed to tax or has been assessed at less than the proper amount. The assessment must be made within the relevant year of assessment or within six years after the end of that year of assessment. The time limit for making additional assessments is extended when a taxpayer either has not been assessed, or is under-assessed, due to fraud or willful evasion. In that case, an additional assessment may be made up to ten years after the end of the relevant assessment year.

In PRC, according to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

In Myanmar, the statute of limitation to raise an assessment is three years after the financial year-end. It does not apply in cases of fraudulent default.

In German, the statutory limitation period for the issue or correction of assessments is four years from the end of the year in which the return was filed. If no return was filed, the period runs from the end of the third year following the end of the year of assessment. The four-year period is extended to five in cases of taxpayer negligence and to ten in the event of evasion. The statutory limitation period for the collection of tax debts is five years from the end of the year in which payment became due.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of March 31,
	2025	2026
	$	$

Cash on hand	11	9
Bank deposits	5,961	4,400

Total Cash and cash equivalents	5,972	4,409

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is analyzed as follows:

	As of March 31,
	2025	2026
	$	$

Accounts receivable	1,131	1,050
Less: allowance for expected credit losses	(109)	(27)

Total accounts receivable, net	1,022	1,023

Details of the movements of the expected credit loss provision are as follows:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

At beginning of year	554	43	109
Provision (reversal) for the year	(511)	66	(82)

At end of year	43	109	27

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

7.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2025	2026
	$	$

Raw materials	789	494
Work in progress	138	434
Finished goods	219	524

Total Inventories	1,146	1,452

Slow moving inventories amounting to $86, $71 and $106 were written off during the years ended March 31, 2024, 2025 and 2026, respectively.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2025	2026
	$	$

Prepaid expenses	132	140
Payment in advance	4	13
Deposits	207	3
Other	87	97
Less: allowance for expected credit losses	-	-

Total prepaid expenses and other current assets, net	430	253

Details of the movements of the expected credit loss provision for prepaid expenses and other current assets, net are as follows:

	Years ended March 31,
	2024	2025	2026
	$	$	$

At beginning of year	2	-	-
Provision (reversal) for the year	(2)	-	-

At end of year	-	-	-

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2025	2026
	$	$
At cost:
Machinery and equipment	11,122	11,878
Furniture and fixtures	79	97
Leasehold improvements	743	700
Motor vehicles	151	151

Total	12,095	12,826
Less: Accumulated depreciation	(10,679)	(11,096)
Less: Accumulated impairment	(1,322)	(1,322)
Less: Impairment loss	-	(19)

Property, plant and equipment, net	94	389

Depreciation expense incurred for the years ended March 31, 2024, 2025 and 2026 were $159, $9 and $31, respectively.

For the years ended March 31, 2024 and 2026, as the estimated undiscounted future cash flows are less than the carrying value of property, plant and equipment, an impairment loss of $335 and $19 was recognized respectively. Income approach was used to measure the fair value of assets and liabilities. Impairment loss was recognized as the adverse changes in the business climate negatively impacted the Group’s business operations.

No impairment of property, plant and equipment was recognized during the years ended March 31, 2025.

During the fiscal years ended March 31, 2025 and 2026, the company sold an apartment located in Shenzhen, China in each year for net proceeds of $333 and $82 respectively after transaction taxes.

As of March 31, 2026, property, plant and equipment with net carrying amount of $67 were pledged as collateral. (see note 16)

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

10.	INTANGIBLE AESSETS

Intangible assets, net is the following:

	As of March 31,
	2025	2026
	$	$
At cost:
Customer relationship^	-	537
Less: Accumulated amortization	-	(5)

Intangible assets, net	-	532

Intangible assets consist of customer relationships acquired in connection with Group’s acquisition of Regent on March 1, 2026. The customer relationship represents the existing contracts and relationships with Regent’s customers as of the acquisition date.

^	Refer to Note 3 – Acquisition for further details regarding the acquisition of Regent Feinbau Adermann GmbH.

Total amortization expense for the amortizable intangible assets was $nil and $5 during the years ended March 31, 2025 and 2026.

The estimated amortization expense for each of the next five years and thereafter is as follows:

Customer relationship
$
Years ending March 31,
2027	90
2028	90
2029	90
2030	90
2031	90
Thereafter	82
Total	532

11.	GOODWILL

Goodwill is the following:

	As of March 31,
	2025	2026
	$	$
At cost:
Goodwill (Regent acquisition)^	-	260
Less: Accumulated impairment	-	-

Goodwill	-	260

^	Refer to Note 3 – Acquisition for further details regarding the acquisition of Regent Feinbau Adermann GmbH.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

12.	LONG-TERM LOAN RECEIVABLE

Long-term loan receivable represents loans to the managing director of a subsidiary with a fixed interest rate of 8% per annum and loan periods of 36 months, repayable by March 30, 2027 to March 30, 2029. The loan receivables principal and interest are expected to be repaid on the loan maturity date. Interest income of $8, $8, $7 was receivable for each of the years ended March 31, 2024, 2025 and 2026 respectively. For the year ended March 31, 2026, the managing director of a subsidiary repaid $20 to the Group.

13.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table provides a reconciliation of the investments in equity method investees in the Group’s consolidated balance sheets as of March 31, 2025 and 2026 and the amount of underlying equity in net assets of the equity investees:

	As of March 31,
	2025	2026
	$	$

The Group’s proportionate share of equity in the net assets of equity investees	5	5
Less: Accumulated impairment losses recognized	(5)	(5)

Investments in equity investees reported in the consolidated balance sheets	-	-

As of March 31, 2025 and 2026, investment in equity method investees represented the 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I) (“Kayser Technik (Overseas)”), a company incorporated in Republic of Panama, which was formerly engaged in the trading of camera batteries, films, and disposable cameras. Kayser Technik (Overseas) was inactive, and the investment was fully impaired as of March 31, 2025 and 2026.

14.	Accrued expenses, other current liabilities and LONG TERM ACCRUED EXPENSES

Accrued expenses, other current liabilities and long term accrued expenses consisted of the following:

	As of March 31,
	2025	2026
	$	$

Accrued payroll	76	103
Accrued housing allowance	200	194
Accrued other social benefits	486	298
Defined benefit obligation	23	26
Contract liability	10	225
Accrued audit fee	179	234
Others	323	455

	1,297	1,535

Less: Long term accrued expenses	23	26

Current portion	1,274	1,509

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

14.	Accrued expenses, other current liabilities AND LONG TERM ACCRUED EXPENSES - continued

Accrued other social benefits represented the provision of employment termination payments based on management approved restructuring plan for relocating its manufacturing facilities based on China’s Labor laws. The restructuring plan is currently in process and expected to be completed within twelve months from March 31, 2026. The provision amount is reasonably estimated based on China’s Labor laws and management estimation of acceptance rate. During the year ended March 31, 2026, an adjustment to the liabilities $229 and $10 were recognized in the cost of sales and selling, general and administrative expenses, respectively. It was based on the management reassessment of the number of staffs of the employment termination plan. The Group allocated the amount of adjustment to the liabilities $125 and $104 to the two reportable segments Metal stamping and Mechanical OEM and Electric OEM, respectively. The Group allocated the total amount of costs expected to be incurred in the employment termination $5 and $5 to the two reportable segments Metal stamping and Mechanical OEM and Electric OEM, respectively.

According to note 2(q), defined benefit obligation represented the amounts entitled by Hong Kong employees that have been employed continuously for at least five years in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. For the eligible employees to be retired, resigned or dismissed before May 1, 2025, defined benefit obligations are calculated based on two-thirds of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of HK$390,000 (equivalent to $50). For the eligible employees to be retired, resigned or dismissed on or after May 1, 2025, defined benefit obligations are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-thirds of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-thirds of the salary of the last month (or average monthly salary over the last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of HK$390,000 (equivalent to $50).

15.	LEASES

On March 21, 2026 , the Group entered into a lease agreement for executive and administrative offices in Hong Kong, under a three-year lease that expire in March 2029.

On March 1, 2026, the Group entered into lease agreements for factory space and dormitories located in Shenzhen, China that expire in February 2029.

On March 29, 2019, the Group entered into a lease agreement for factory space located in Yangon, Myanmar that expire in March 2069. The lease for the factory space has a term of 50 years, Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayer Myanmar is obligated under the lease to make monthly lease payment equal to 10 million Myanmar Kyat (equivalent to $4.8 per month as of March 31, 2026).

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

As of March 1, 2026, Regent had lease agreements for factory space and equipment, and an electric power system located in Bremen, Germany, originally entered into in 2018 and 2024 respectively that expire in August 2028. In addition, the Regent had two separate motor vehicle lease agreements, with expiration dates in November 2027 and January 2028, respectively.

For the years ended March 31, 2024 and 2026, as the estimated undiscounted future cashflows are less than the carrying value of ROU assets, an impairment loss of $527 and $106 was recognized respectively. Income approach was used to measure the fair value of assets and liabilities. Impairment loss was recognized as the adverse changes in the business climate negatively impact the Group’s business operations. No impairment of ROU assets was recognized during the year ended March 31, 2025.

	2024		2025		2026
	$		$		$

Operating lease cost	696	*	689	*	725	*

Weighted Average Remaining Lease Term - Operating leases	8.77 years		8.75 years		5.27 years
Weighted Average Discount Rate - Operating leases	8.06%	^	8.14%	^	5.29%	^

*	No unconditional government subsidy received for factory space and dormitories located in Shenzhen in 2024, 2025 and 2026.

^	The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

15.	LEASES – continued

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2026:

Operating leases
$
Year ending March 31,
2027	906
2028	914
2029	715
2030	-
2031	-
Thereafter	1,213

Total undiscounted cash flows	3,748
Less: imputed interest	(1,162)

Present value of lease liabilities	2,586

16.	LONG-TERM LOAN PAYABLE

Prior to the acquisition on March 1, 2026, Regent had entered into loan arrangements with financial institutions and an unrelated third-party lender to finance its working capital needs and ongoing operating expenses. Interest expense of $1 was paid during the year ended March 31, 2026.

Long-term loan payable consisted of the following:

Long-term loan payable
$
Financial institutions	460
- Loan of $34 at interest rate 4.81%, due November 30, 2027
- Loan of $128 at interest rate 1.54%, due June 30, 2029^
- Loan of $28 at interest rate 3%, due April 30, 2030
- Loan of $270 at interest rate 3%, due June 30, 2030
Third-party lender	109
- Loan of $109 at interest rate 3%, due August 31, 2027
Total	569
Less current portion	(162)
Non- current portion	407

^	As of March 31, 2026, property, plant and equipment with net carrying amount of $67 were pledged as collateral.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

17.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2025 and 2026, the Group did not have commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment.

18.	OFF-BALANCE SHEET EXPOSURE

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

Subsequently during the year ended March 31, 2024, the off-balance sheet credit facility was terminated with mutual consent and the credit term was changed to 30 days after invoice date. As of March 31, 2025 and 2026, the Group did not have any off-balance sheet exposure to this customer.

19.	DIVIDENDS

The Company declared three dividend payments during the fiscal year ended March 31, 2025: a dividend of $0.05 per share that was paid on May 3, 2024, a dividend of $0.02 per share that was paid on October 11, 2024 and a dividend of $0.05 per share that was paid on December 24, 2024. No dividend was paid during the fiscal year ended March 31, 2026

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

Accounts receivable from the three customers with the largest receivable balances or customers that individually comprised 10% or more of receivable balance as of March 31, 2025 and 2026 are as follows:

	Percentage of accounts receivable
	2025	2026
	%	%

Customer B (note e)	21.5	38.2
Customer D	32.9	24.5
Customer E	-	12.1
Customer C (note f)	25.4	***

Three largest receivable balances	79.8	74.8

A substantial percentage of the Group’s sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total revenue from contracts with customers in any of the years ended March 31, 2024, 2025 and 2026 are as follows:

	For the Years Ended March 31,
	2024	2025	2026
	%	%	%
Customer B (note a, note e)	24.0	31.9	34.7
Customer C (note b, note f)	34.4	41.2	24.0
Customer D (note a)	11.2	15.4	21.7
Customer A (note c, note d)	12.9	***	***
Customer E (note a)	10.7	***	***

	93.2	88.5	80.4

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

20.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS - continued

Contract liability from customer(s) that represent 10% or more of the Group’s total contract liabilities:

	Percentage of Contract Liabilities
	2025	2026
	%	%

Customer A (note c, note d)	***	90.0
Customer F	100	***

	100.0	90.0

Notes:

(a)	Sales to these customers were reported in both of the Metal Stamping and Mechanical OEM and Electric OEM operating segments.

(b)	Sales to this customer was reported in the Metal Stamping operating segment.

(c)	Sub-contracting income received was reported in Electric OEM operating segment.

(d)	Customer A is the same entity as Supplier E below.

(e)	Customer B is the same entity as Supplier D below.

(f)	Customer C is the same entity as Supplier A below.

***	Represented not reaching 10% threshold in the respective years.

Accounts payable to suppliers that individually comprised 10% or more of accounts payable balance as of March 31, 2025 and 2026 are as follows:

	Percentage of accounts payable
	2025	2026
	%	%

Supplier E (note g)	15.5	11.0
Supplier A (note h)	19.7	***

	35.2	11.0

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

20.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS - continued

Suppliers accounting for 10% or more of net purchases for the years ended March 31, 2024, 2025 and 2026 are as follows:

	For the Years Ended March 31,
	2024	2025	2026
	%	%	%

Supplier C	***	16.2	16.7
Supplier A (note h)	10.7	19.3	***

	10.7	35.5	***

Notes:

(g)	Supplier E is the same entity as Customer A above.

(h)	Supplier A is the same entity as Customer C above.

***	Represented not reaching 10% threshold in the respective years

21.	FOREIGN CURRENCY EXCHANGE RISK

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

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

22.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for years indicated:

	For the Years Ended March 31,
	2024	2025	2026
	$	$	$

Net (loss) income attributable to Highway Holdings Limited’s shareholders, basic and diluted	(959)	106	(1,524)

Shares:
Weighted average common shares used in computing basic net (loss) income per share	4,373,236	4,401,825	4,554,360

Dilutive stock option	-	-	-

Weighted average common shares used in computing diluted net (loss) income per share	4,373,236	4,401,825	4,554,360

Net (loss) income per share, basic	(0.22)	0.02	(0.33)

Net (loss) income per share, diluted	(0.22)	0.02	(0.33)

For the years ended March 31, 2024, 2025 and 2026 stock options to purchase 195,000 shares, nil shares and nil shares of the Company’s stock were excluded respectively from the EPS calculation, as their effects were anti-dilutive.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

23.	STAFF RETIREMENT PLANS

As disclosed in note 2(q), the Group initially recognizes defined benefit obligation to be made by the Group to its Hong Kong employees upon the termination of services under post-retirement benefits during the year ended March 31, 2024. An employee employed under a continuous contract for not less than five years is eligible for post-retirement payments if the employee retires, resigns or is dismissed under qualifying conditions.

As of March 31, 2026, $26 (2025: $23) was recognized as defined benefit obligation. Upon initiation of the plan during March 31, 2024, the amount is fully recognized as prior service cost.- to be update

The Group also operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by a trustee independent of the Group. The MPF is available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group to the MPF at a rate of 5% based on each employee’s relevant compensation, subject to a cap of HK$1,500 (equivalent to $0.19) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $44, $39 and $35 for the years ended March 31, 2024, 2025 and 2026, respectively.

The Group’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $86, $118 and $134 for the years ended March 31, 2024, 2025 and 2026, respectively.

Under the Social Security Schemes in Myanmar, the Group was required registration of its employees with the Social Security Board. Contributions are made by the Group to the social security plan at a rate of 3% based on each employee’s relevant compensation, subject to a cap of 9,000 Kyat (equivalent to $0.004) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $3, $3 and $2 for the years ended March 31, 2024, 2025 and 2026, respectively.

There is no gratuity/end of service/pension entitlements stipulated under Myanmar law for private sector employees. Presently there is no pension plan required by Myanmar law compelling private sector employees or employers to make pension contributions. The Group does not provide additional private pension plans to its employees in Myanmar.

The Group’s German subsidiaries participate in statutory social security schemes constituting defined contribution plans, including statutory pension insurance, statutory health insurance, statutory long-term care insurance, statutory unemployment insurance, and statutory accident insurance/employers’ liability insurance association. Contributions are made by the Group to the statutory social security schemes based on certain percentage of the employees’ relevant compensation. For statutory pension insurance and statutory unemployment insurance, the cap is 8,450 Euro (equivalent $9,700) per month, while for statutory health insurance and statutory long-term care insurance, it is 5,813 Euro (equivalent $6,700) per month. Total amounts of such employee benefit expenses, which were expensed as incurred, was approximately $15 for the year ended March 31, 2026 after acquisition from March 1, 2026.

The cost of the Group’s contribution to the staff retirement plans in Hong Kong, China and Myanmar amounted to $156, $120 and $141 for the years ended March 31, 2024, 2025 and 2026, respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

24.	STOCK OPTIONS AND RESTRICTED SHARES

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

Stock Options Issued to Directors and Key Employees

No options were granted for the years ended March 31, 2024, 2025 and 2026 under the 2020 Option Plan.

A summary of stock option activity during the years ended March 31, 2024, 2025 and 2026 is as follows:

			Weighted
		Weighted	average
	Number of	average	remaining
	stock	exercise	contractual
	options	price	life (years)
		$
Outstanding as of March 31, 2023	225,000	1.97	1.36

Exercised	(30,000)	-	-
Cancelled	-	-	-

Outstanding and exercisable as of March 31, 2024	195,000	1.97	0.36

Exercised	-	-	-
Expired	(195,000)	-	-

Outstanding and Exercisable as of March 31, 2025	-	-	-

Outstanding and Exercisable as of March31, 2026	-	-	-

As of March 31, 2025 and 2026, there are no share options exercisable.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

24.	STOCK OPTIONS AND RESTRICTED SHARES - continued

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

On May 1, 2025, total of 160,000 restricted shares were granted to the Board of Directors and key employees 2020 Option Plan. The restricted shares will vest in three and five years to the Board of Directors and key employees respectively. In the event that any recipient’s employment with the Group is terminated before April 30, 2028 and 2030 respectively, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share. On March 1, 2026, 64,851 restricted shares were granted to LeMALe as part of consideration in 51% acquisition of Regent.

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

As of March 31, 2026, the Group has took over Regent that the first acquisition project is completed within five years of the date of grant. Accordingly, 100,000 (2024: 100,000) of the restricted shares shall vest and compensation expense of $121 (2025: $39) was recognized for the year ended March 31, 2026.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

24.	STOCK OPTIONS AND RESTRICTED SHARES - continued

The restricted shares granted under the 2010 Option Plan and the 2020 Option Plan resulted in a compensation expense of $58, $61 and $60 for the years ended March 31, 2024, 2025 and 2026 respectively, which is included in selling, general and administrative expenses.

As of March 31, 2024, 2025 and 2026, there were respectively $572, $509 and $581 unrecognized compensation cost related to non-vested restricted shares granted under the 2010 Option Plan and the 2020 Option Plan. The cost was expected to be recognized over a weighted-average period of 2.73, 3.08 and 2.65 years respectively.

As of March 31, 2024, 2025 and 2026, the Company has the right to repurchase 475,000, 300,000 and 460,000 shares respectively at a price of $0.01 per share when restricted shares be forfeited and reconveyed to the Company.

A summary of restricted shares activity during the years ended March 31, 2025 and 2026 is as follows:

		Weighted
	Number of	average
	non-vested	grant date
	restricted shares	fair value
		$

Outstanding as of March 31, 2024	475,000	1.95
Vested	(175,000)	-

Outstanding as of March 31, 2025	300,000	1.94
Granted	224,851	-

Outstanding as of March 31, 2026	524,851	1.70

25.	SEGMENT INFORMATION

The Group’s chief operating decision maker, who has been identified as the Company’s Chief Executive Officer, evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

As of March 31, 2026, the Group operates in three segments, Metal stamping and mechanical OEM segment, Electric OEM segment and Service segment. The Metal stamping and mechanical OEM segment focus on manufacturing and sale of metal parts and components. The Electric OEM segment focuses on manufacturing and sale of plastic and electronic parts and components. The Service segment focuses on income from the service.

Corporate represented expenses that are not allocated to reportable segments and other corporate items.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

25.	SEGMENT INFORMATION - continued

A summary of the revenue from contracts with customers, profitability information and asset information by segment and geographical areas is shown below:

	Metal stamping and Mechanical OEM	Electric OEM	Other Services	Corporate	Consolidated
Fiscal year ended March 31, 2026
Revenues:
Sales of products	$2,713	2,078	-	-	4,791
Sub-contracting income	-	-	-	-	-
Other Service income	-	-	14	-	14
Total revenue	2,713	2,078	14	-	4,805
Cost	2,010	1,398	31	-	3,439
Gross Profit/(Loss)	703	680	(17)	-	1,366
Operating expenses:
Selling, general and administrative expenses	1,797	1,371	220	160	3,548
Impairment of property, plant and equipment	5	4	10	-	19
Impairment of operating lease right of use assets	60	46	-	-	106
Total operating expenses	1,862	1,421	230	160	3,673
Segment loss	$(1,160)	(741)	(246)	(160)	(2,307)
Reconciliation of segment profit or loss
Exchange gain, net					22
Interest income					159
Other income					21
Gain on disposal of property, plant and equipment					75
Loss before income taxes					(2,030)

Other segment information:
Depreciation expense	$18	9	4	-	31
Amortization expenses	5	-	-	-	5
Capital expenditure	50	41	12	-	104

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

25.	SEGMENT INFORMATION - continued

	Metal stamping and Mechanical OEM	Electric OEM	Corporate	Consolidated
Fiscal year ended March 31, 2025
Revenues:
Sales of products	$4,500	2,912	-	7,412
Sub-contracting income	-	-	-	-
Total revenue	4,500	2,912	-	7,412
Cost	3,077	1,865	-	4,942
Gross Profit	1,423	1,047	-	2,470
Operating expenses:
Selling, general and administrative expenses	1,749	1,149	107	3,005
Impairment of property, plant and equipment	-	-	-	-
Impairment of operating lease right of use assets	-	-	-	-
Total operating expenses	1,749	1,149	107	3,005
Segment loss	$(326)	(102)	(107)	(535)
Reconciliation of segment profit or loss
Exchange gain, net				124
Interest income				203
Other income				22
Gain on disposal of property, plant and equipment				333
Income before income taxes				147

Other segment information:
Depreciation expense	$6	3	-	9
Capital expenditure	62	39	-	101

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

25.	SEGMENT INFORMATION - continued

	Metal stamping and Mechanical OEM	Electric OEM	Corporate	Consolidated
Fiscal year ended March 31, 2024
Revenues:
Sales of products	$3,474	2,029	-	5,503
Sub-contracting income	-	818	-	818
Total revenue	3,474	2,847	-	6,321
Cost	2,719	1,894	-	4,613
Gross Profit	755	953	-	1,708
Operating expenses:
Selling, general and administrative expenses	1,158	1,210	109	2,477
Impairment of property, plant and equipment	190	145	-	335
Impairment of operating lease right of use assets	302	225	-	527
Total operating expenses	1,650	1,580	109	3,339
Segment loss	$(895)	(627)	(109)	(1,631)
Reconciliation of segment profit or loss
Exchange gain, net				198
Interest income				248
Other income				30
Gain on disposal of property, plant and equipment				16
Loss before income taxes				(1,139)

Other segment information:
Depreciation expense	$89	70	-	159
Capital expenditure	65	53	-	118

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

25.	SEGMENT INFORMATION - continued

	As of March 31,
	2025	2026
	$	$
Total assets:
Metal stamping and Mechanical OEM	5,041	6,742
Electric OEM	4,302	4,171
Other Services	-	26
Corporate	211	57

Total assets	9,554	10,996

	As of March 31,
	2025	2026
	$	$
Property, plant and equipment, net:
Metal stamping and Mechanical OEM	57	317
Electric OEM	37	72
Other Services	-	-

Total property, plant and equipment, net	94	389

For the year ended March 31, 2026, the Group recognize impairment loss $5 in Metal stamping and Mechanical OEM (2025: $nil), $4 in Electric OEM (2025: $nil), and in Other Service $10 (205: $nil) respectively.

HIGHWAY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except for shares and per share data)

25.	SEGMENT INFORMATION - continued

All of the Group’s sales are coordinated through its head office in Hong Kong. The Group considers revenues to be generated by geographic area based on the physical location of customers. the breakdown by geographic area is as follows:

	Year ended March 31,
	2024	2025	2026
	$	$	$
Revenue from contracts with customers:
Hong Kong and China	906	794	629
Europe	4,214	6,324	3,784
Other Asian countries	-	3	30
North America	1,201	291	362

Total revenue from contracts with customers	6,321	7,412	4,805

All of the Group’s property, plant and equipment are located in Hong Kong, China, Myanmar and Germany. The breakdown by geographic area is as follows:

	As of March 31,
	2025	2026
	$	$
Property, plant and equipment, net:
Hong Kong and China	83	160
Myanmar	11	-
Germany	-	229

Total property, plant and equipment, net	94	389

For the year ended March 31, 2026, the Group recognize impairment loss of property, plant and equipment $10 in Hong Kong and China (2025: $nil), and $9 Myanmar (2025: $nil), respectively.

26.	RELATED PARTY TRANSACTION

There are no material related party transactions for the years ended March 31, 2024, 2025 and 2026.

27.	SUBSEQUENT EVENT

Th Group has evaluated events from the year ended March 31, 2026 through the date the financial statements were issued. There were no subsequent events that need disclosure.

* * * * * *